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40 - 33



05065690

September 6, 2005

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(202) 887-8773

SEC MAIL PROCESSING
RECEIVED
SEP 07 2005
WASH. DC 198 SECTION

PROCESSED
SEP 08 2005
THOMSON FINANCIAL

Via EDGAR

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Nations Funds Trust
Registration Nos. 333-89661; 811-09645
Nations Separate Account Trust
Registration Nos. 333-40265; 811-08481
Nations Master Investment Trust
Registration No. 811-09347

Dear Ladies/Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we are transmitting herewith for filing copies of the following documents:

TAB	FILING DATE	PARTY	DESCRIPTION
1.	4/16/04	Plaintiff Mike Sayegh	Motion to Remand *filed on behalf of Plaintiff Mike Sayegh*
2.	4/16/04	Plaintiff Shirley McLain	Motion to Remand in *McLain v. Bank of America Corporation, et al*
3.	5/3/04	Bank of America Defendants	Defendants' Omnibus Memorandum of Law in Opposition to Plaintiffs' Motions to Remand
4.	5/7/04	Plaintiffs	Omnibus Reply Memorandum of Law in Support of Plaintiffs' Motions to Remand
5.	5/17/04	Bank of America Defendants	Defendants Omnibus Surreply Memorandum of Law in Opposition to Plaintiffs' Motions to Remand
6.	6/2/04	Court	Opinion signed by Judge Motz (originally filed in case 04-15863)

TAB	FILING DATE	PARTY	DESCRIPTION
7.	6/18/04	Court	Opinion signed by Judge Davis re Judge Motz's 6/4/02 Opinion
8.	9/29/04	Plaintiff Finnell	Consolidated Amended Fund Derivative Complaint (relates to Bank of America sub-track)
9.	9/29/04	Plaintiffs RDM, Lyons and Griffith	Consolidated Amended Class Action Complaint; Named Parties in the Consolidated Amended Complaint; Affidavit of RDM; Affidavit of Lyons; Affidavit of Griffith
10.	3/4/05	Fund Defendants	Corrected Omnibus Memorandum of Law in Support of the Fund Defendants' Motion to Dismiss the Consolidated Amended Class Action Complaints
11.	3/4/05	Fund Defendants	Omnibus Memorandum of Law in Support of the Fund Defendants' Motion to Dismiss Plaintiffs' Consolidated Amended Fund Derivative Complaints
12.	3/4/05	Fund Defendants	Declaration of Wesley R. Powell in Support of the Omnibus Motion of the Fund Defendants to Dismiss Plaintiffs' Consolidated Amended Fund Derivative Complaints
13.	3/7/05	Stephens Inc.	Stephens Inc.'s Memorandum in Support of Motion to Dismiss the Fund Derivative Complaint Declaration of David B. Hamilton
14.	3/7/05	Defendant Robert Gordon	Supplemental Motion to Join in the Fund Defendants' Motions to Dismiss the Consolidated Amended Class Action Complaint, the Fund Derivative Complaint, and the Derivative Complaint Brought on Behalf of the Bank of America, and In the Alternative, To Strike Certain Allegations in the Consolidated Class Action Complaint Supplemental Memorandum of Law in Support of Robert H. Gordon's Motions to Dismiss the Consolidated Amended Class Action Complaint, the Fund Derivative Complaint, and the Derivative Complaint Brought on Behalf of the Bank of America
15.	3/7/05	Defendant Richard DeMartini	Memorandum in Support of Richard M. DeMartini's Motion to Dismiss the Consolidated Class Action Amended Complaint, the Consolidated Fund Derivative Complaint, and the Verified Amended Complaint for Breach of Fiduciary Duty

TAB	FILING DATE	PARTY	DESCRIPTION
16.	3/8/05	Bank of America	Supplemental Memorandum in Further Support of the Motion to Dismiss the Derivative Complaint and the Class Action Complaint in the Bank of America Sub-Track
17.	3/8/05	Bank of America	Affidavit of Michael Winograd in Support of the Motion to Dismiss the Derivative Complaint and the Class Action Complaint in the Bank of America Sub-Track
18.	4/25/05	Class Plaintiffs	Class Plaintiffs' Memorandum of Law in Response to Defendants' Omnibus Briefs in Support of Their Motions to Dismiss
19.	4/25/05	Fund Derivative Plaintiffs	Affidavit of Demet Basar Pursuant to Federal Rule of Civil Procedure 56(f) in Opposition to Fund Defendants' Motion to Dismiss the Fund Derivative Complaints
20.	4/25/05	Fund Derivative Plaintiffs	Fund Derivative Plaintiffs' Corrected Omnibus Memorandum of Law in Opposition to Motions to Dismiss of Fund Defendants, Broker-Dealer Defendants and Trader Defendants
21.	5/2/05	Fund Derivative Plaintiffs (Finnell)	Fund Derivative Plaintiffs' Supplemental Memorandum in Response to All of Its Supplemental Briefs Filed in the Bank of America Sub-Track
22.	5/10/05	Retirement and Design Management, Inc.	Plaintiffs Supplemental Memorandum of Law in Opposition to Defendants' Motion to Dismiss the Bank of America Consolidated Amended Shareholder Class Action Complaint
23.	5/20/05	Bank of America	Reply Memorandum in Further Support of the Motion to Dismiss the Class and Derivative Claims Asserted Against the Bank of America Entities in the Non-Bank of America Sub-Tracks
24.	5/20/05	Fund Defendants	Omnibus Reply Memorandum of Law in Further Support of the Fund Defendants' Motion to Dismiss Plaintiffs' Consolidated Amended Fund Derivative Complaints
25.	5/22/05	Fund Defendants	Corrected Omnibus Reply Memorandum of Law in Further Support of the Fund Defendants' Motion to Dismiss the Consolidated Amended Class Action Complaints
26.	5/27/05	Bank of America Defendants	Reply Memorandum in Further Support of the Motion to Dismiss the Derivative Complaint and the Class Action Complaint in the Bank of America Sub-Track

TAB	FILING DATE	PARTY	DESCRIPTION
27.	5/27/05	Defendant Robert Gordon	Reply Memorandum of Law in Further Support of Robert H. Gordon's Motion to Dismiss the Consolidated Amended Class Action Complaint, the Fund Derivative Complaint, and the Derivative Complaint Brought on Behalf of the Bank of America Or, In The Alternative, To Strike Certain Allegations from the Class Action Complaint
28.	5/27/05	Defendant Richard DeMartini	Reply Memorandum in Support of Richard M. DeMartini's Motion to Dismiss the Consolidated Class Action Amended Complaint, the Consolidated Amended Fund Derivative Complaint, and the Verified Amended Complaint for Breach of Fiduciary Duty
29.	8/8/05	Fund Group Defendants	Letter from Mark Perry re Supplemental Authorities Re Motion to Dismiss
30.	8/16/05	Bank of America Plaintiffs & Defendants	Joint Motion for Order Staying the Nations Class Action, the Nations Fund Derivative Action, and the Bank of America ERISA Action in Contemplation of Settlement
31.	3/30/05	Barbara R. Anding	Class Action Complaint (RICO)
32.	8/12/05	J.P.M.L.	Transfer Order Transferring Anding v. Bank of America, et al. from E.D. Ark., C.A. No. 4 05-525

We understand that this filing will be logged into your system as Form type 40-33. If you have any questions, please contact the undersigned at the number indicated above.

Very truly yours,

Steven G. Cravath

cc: Frank E. Dalton
Linda B. Stirling
Joyce M. Pickholz

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	))	MDL-1586
	)	Case No. 04-md-15862
Bank of America sub-track	)))	

AFFIDAVIT OF MICHAEL S. WINOGRAD IN SUPPORT OF THE MOTION TO DISMISS THE DERIVATIVE COMPLAINT AND THE CLASS ACTION COMPLAINT IN THE BANK OF AMERICA SUB-TRACK

STATE OF NEW YORK)
ss.:
COUNTY OF NEW YORK)

Michael S. Winograd, being duly sworn, deposes and says:

1. I am an associate at the law firm of Wachtell, Lipton, Rosen & Katz, co-counsel for the Bank of America defendants named in the derivative and class action complaints in the Bank of America sub-track in MDL-1586.

2. Annexed hereto as Exhibit A is a copy of the cease-and-desist order entered by the Securities and Exchange Commission in In the Matter of Banc of America Capital Management, LLC, BACAP Distributors, LLC, and Banc of America Securities, LLC on February 9, 2005.

3. Annexed hereto as Exhibit B is a copy of the assurance of discontinuance entered by the New York Attorney General's Office in In the Matter of Banc of America Capital Management, LLC, BACAP Distributors, LLC, and Banc of America Securities, LLC on February 9, 2005.

4. Annexed hereto as Exhibit C is a copy of Art. III., § 5(a) of the Amended and Restated Declaration of Trust of Nations Funds Trust, dated April 9, 2001.

5. Annexed hereto as Exhibit D is a copy of the press release, "Bank of America and Nations Funds Trustees announce actions," dated September 8, 2003.

6. Annexed hereto as Exhibit E is a copy of a letter to Nations shareholders, dated September 19, 2003.

7. Annexed hereto as Exhibit F is a copy of the press release, "Bank of America announces further mutual fund actions," dated October 7, 2003.

8. Annexed hereto as Exhibit G is an excerpt from a sample Nations, dated August 1, 2004.

9. Annexed hereto as Exhibit H is an excerpt from the Nations Funds Statement of Additional Information issued on August 1, 2003.

Michael S. Winograd

Sworn to before me this 7th day of March, 2005.

Notary Public

DENISE E. McHUGH
Notary Public, State of New York
No. 01MC7843700
Qualified In Putnam County
Commission Expires October 31, 2006

EXHIBIT A

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES ACT OF 1933
Release No. 8538 / February 9, 2005

SECURITIES EXCHANGE ACT OF 1934
Release No. 51167 / February 9, 2005

INVESTMENT ADVISERS ACT OF 1940
Release No. 2355 / February 9, 2005

INVESTMENT COMPANY ACT OF 1940
Release No. 26756 / February 9, 2005

ADMINISTRATIVE PROCEEDING
File No. 3-11818

In the Matter of

Banc of America Capital Management, LLC, BACAP Distributors, LLC, and Banc of America Securities, LLC,

Respondents.

ORDER INSTITUTING ADMINISTRATIVE AND CEASE-AND-DESIST PROCEEDINGS, MAKING FINDINGS, AND IMPOSING REMEDIAL SANCTIONS AND A CEASE-AND-DESIST ORDER PURSUANT TO SECTION 8A OF THE SECURITIES ACT OF 1933, SECTIONS 15(b) AND 21C OF THE SECURITIES EXCHANGE ACT OF 1934, SECTIONS 203(e) AND 203(k) OF THE INVESTMENT ADVISERS ACT OF 1940 AND SECTIONS 9(b) AND 9(f) OF THE INVESTMENT COMPANY ACT OF 1940

I.

The Securities and Exchange Commission ("Commission") deems it appropriate and in public interest that public administrative and cease-and-desist proceedings be, and hereby are, instituted pursuant to Section 8A of the Securities Act of 1933 ("Securities Act"), Sections 15(b) and Section 21C of the Securities Exchange Act of 1934 ("Exchange Act"), Sections 203(e) and 203(k) of the Investment Advisers Act of 1940 ("Advisers Act") and Sections 9(b) and 9(f) of the Investment Company Act of 1940

("Investment Company Act"), against Banc of America Capital Management, LLC, BACAP Distributors, LLC, and Banc of America Securities, LLC (collectively "Respondents").

II.

In anticipation of the institution of these proceedings, Respondents have each submitted an Offer of Settlement (the "Offers"), which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over them and the subject matter of these proceedings, which are admitted, Respondents consent to the entry of this Order Instituting Administrative and Cease-and-Desist Proceedings Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order Pursuant to Section 8A of the Securities Act of 1933, Sections 15(b)and Section 21C of the Securities Exchange Act of 1934, Sections 203(e) and 203(k) of the Investment Advisers Act of 1940 and Sections 9(b) and 9(f) of the Investment Company Act of 1940 ("Order"), as set forth below.

III.

On the basis of this Order and Respondents' Offers, the Commission finds[1] that:

A. Summary

1. From as early as July 2000 and continuing through July 2003, Banc of America Capital Management, LLC ("BACAP") and its predecessor entity Banc of America Advisers, LLC, the investment adviser to all mutual funds, or series, in the Nations Funds mutual fund complex (the "Nations Funds") as well as BACAP Distributors, LLC ("BACAP Distributors"), the distributor and administrator for Nations Funds, allowed certain market timing clients to engage in short-term or excessive trading and never disclosed this fact to other investors.

2. During this period, BACAP and BACAP Distributors entered into arrangements with two entities, allowing them to engage in frequent short-term trading in at least 13 Nations Funds mutual funds, including international funds. BACAP and BACAP Distributors knew and approved of the short-term trading arrangements, and allowed the arrangements to continue despite knowing that such trading could be detrimental to Nations Funds' shareholders. These arrangements increased the advisory fees earned by BACAP and the distribution fees earned by BACAP Distributors. Moreover, in connection with one of these arrangements, BACAP received "sticky

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[1] The findings herein are made pursuant to Respondents' Offers and are not binding on any other person or entity in this or any other proceeding.

assets" – long-term investments that were to remain in place in return for allowing the client to market time the funds.

3. Throughout the relevant period, BACAP and BACAP Distributors did not disclose to Nations Funds' shareholders the special arrangements made with these short-term traders and the potential harm these arrangements posed to the relevant Nations Funds. BACAP and BACAP Distributors also did not disclose the resulting conflicts of interest these arrangements created between BACAP, BACAP Distributors, and Nations Funds' shareholders. These non-disclosures constituted material omissions of fact. The trades made pursuant to these relationships were also contrary to representations to various clearing broker dealers made by BACAP that Nations Funds would not allow more than eight exchanges per fund account per year because of the harmful effect of short-term trading on Nations Funds.

4. Moreover, in accordance with exceptions approved by the Board of Trustees of Nations Funds, one of these clients was exempted from a redemption fee on short-term trades in certain Nations Funds international equity mutual funds. BACAP and BACAP Distributors did not disclose the existence of this approved timing relationship, or the fact that this client was being exempted from the redemption fee, in prospectuses and proxy statements issued to shareholders and potential shareholders.

5. BACAP had a fiduciary duty to act at all times in the best interests of the Nations Funds and their shareholders. As a result, BACAP had an affirmative obligation to act in the utmost good faith and to provide full and fair disclosure of all material facts, including conflicts of interest, to Nations Funds' shareholders. It further had an affirmative obligation to act with reasonable care to avoid misleading prospective investors in the Nations Funds.

6. By placing its own interests in generating fees for itself and affiliated entities above those of Nations Funds' shareholders, and by failing to disclose these arrangements and resulting conflicts of interest, BACAP breached its fiduciary duty to shareholders in the funds where the short-term or excessive trading took place.

7. At the same time, Banc of America Securities, LLC ("BAS") facilitated market timing and late trading by some introducing broker dealers and a hedge fund at the expense of shareholders of Nations Funds and other mutual fund families.

8. These entities effected their late trading through BAS's "Special Mutual Fund Order Entry System." Once granted access to BAS's Special Mutual Fund Order Entry System, these introducing broker dealers and a hedge fund could and did enter mutual fund trade orders as late as 7:00 p.m. ET. BAS either knew or recklessly disregarded that at least some of these entities were engaged in late trading through this system.

9. BAS also provided its introducing broker dealer clients with account management tools and other assistance that enabled the introducing broker dealers to

conceal the market timing activities of their clients from unsuspecting mutual funds. BAS facilitated the submission of hundreds of market timing trades by these broker dealers after the mutual funds in question had acted to block these entities from further trading.

B. Respondents

10. Respondent BACAP, a subsidiary of Bank of America, N.A. which, in turn, is a subsidiary of Bank of America Corporation ("Bank of America"), is registered as an investment adviser under the Advisers Act. From January 1, 2003 to present, BACAP managed and advised the Nations Funds. BACAP has ultimate responsibility for overseeing the day-to-day management of the Nations Funds. BACAP is the successor to Banc of America Advisors, LLC, a registered investment adviser under the Advisers Act that managed and advised the Nations Funds prior to January 1, 2003. BACAP is located at Bank of America Plaza, Charlotte, North Carolina.

11. Respondent BACAP Distributors, a subsidiary of Bank of America, N.A. and an affiliate of Nations Funds, is a registered investment adviser under the Advisers Act as well as a registered broker dealer under the Exchange Act. From January 1, 2003 to present, BACAP Distributors acted as the distributor and administrator of the Nations Funds. Prior to January 1, 2003, Banc of America Advisors, LLC and Stephens Inc. served as co-administrators and co-distributors of Nations Funds. BACAP Distributors is located at Bank of America Plaza, Charlotte, North Carolina. As of March 31, 2004, BACAP advised more than $200.8 billion, including more than $128.6 billion under management in the Nations Funds family of funds.

12. Respondent BAS, a subsidiary of Bank of America, is a full-service investment bank and brokerage firm with principal offices in San Francisco, California, New York, New York, and Charlotte, North Carolina. BAS is a registered investment adviser under the Advisers Act as well as a registered broker dealer under the Exchange Act.

C. Relevant Entities and Individuals

13. Nations Funds Trust, the registrant and issuer of the shares of the Nations Funds, is an open-end investment company under the Investment Company Act. As of March 31, 2004, Nations Funds Trust offered fifty-six different portfolios. Nations Funds Trust is organized under Delaware law.

14. Theodore C. Sihpol, III ("Sihpol") was a broker in BAS's high net worth group in Manhattan, New York. Sihpol resides in New Canaan, Connecticut.

15. Canary Capital Partners, LLC, is a New Jersey limited liability company with offices at 400 Plaza Drive, Secaucus, New Jersey.

16. Canary Investment Management, LLC, is a New Jersey limited liability company with offices at 400 Plaza Drive, Secaucus, New Jersey.

17. Canary Capital Partners, Ltd., is a Bermuda limited liability company.

18. Edward J. Stern ("Stern") is a resident of New York, New York and was the managing principal of Canary Capital Partners, LLC, Canary Investment Management, LLC, and Canary Capital Partners, Ltd (collectively, "Canary").

D. Facts

Market Timing and Late Trading

19. Market timing includes (a) frequent buying and selling of shares of the same mutual fund or (b) buying or selling mutual fund shares in order to exploit inefficiencies in mutual fund pricing. Market timing, while not illegal per se, can harm other mutual fund shareholders because it can dilute the value of their shares. Market timing can also disrupt the management of the mutual fund's investment portfolio and cause the targeted mutual fund to incur costs borne by other shareholders to accommodate frequent buying and selling of shares by the market timer.

20. Rule 22c-1(a) under the Investment Company Act requires investment companies issuing redeemable securities, their principal underwriters and dealers, and any person designated in the fund's prospectus as authorized to consummate transactions in securities issued by the fund to sell and redeem fund shares at a price based on the current NAV next computed after receipt of an order to buy or redeem. Mutual funds generally determine the daily price of mutual fund shares as of 4:00 p.m. ET. In these circumstances, orders received before 4:00 p.m. must be executed at the price determined as of 4:00 p.m. that day. Orders received after 4:00 p.m. must be executed at the price determined as of 4:00 p.m. the next trading day.

21. Mutual funds are required to disclose in their prospectuses the time as of which the NAV is set for purposes of determining the price at which shareholders may buy or redeem mutual fund shares. For example, the August 1, 2001 prospectus for Nations Funds Primary A Shares states that orders received "before the end of a business day (usually 4:00 p.m. Eastern time, unless the NYSE closes early) will receive that day's net asset value per share. Orders received after the end of a business day will receive the next business day's net asset value per share."

22. Mutual fund prospectuses also disclose whether the mutual fund has designated a principal underwriter, dealer, or any other person as authorized to consummate transactions in shares issued by the fund (who would also be subject to the requirements of Rule 22c-1(a)). For example, the August 1, 2003 prospectus for Nations Funds Primary A Shares disclosed that BACAP Distributors was the exclusive distributor (i.e., principal underwriter) of Nations Funds shares. The selling agreement between BACAP Distributors – the exclusive distributor of Nations Funds' shares –

and BAS identified BAS as a financial intermediary authorized to offer and sell Nations Funds' shares. Pursuant to the January 1, 2003 distribution agreement, BACAP Distributors warranted to Nations Funds Trust that it would "offer and sell Shares at the applicable public offering price or the net asset value next determined after an order is received."

23. "Late trading" refers to the practice of placing orders to buy or sell mutual fund shares after the time as of which a mutual fund has calculated its NAV (usually as of the close of trading at 4:00 p.m. ET), but receiving the price based on the prior NAV already determined as of 4:00 p.m. Late trading enables the trader to profit from market events that occur after 4:00 p.m. but that are not reflected in that day's price. In particular, the late trader obtains an advantage – at the expense of the other shareholders of the mutual fund – when he learns of market moving information and is able to purchase (or sell) mutual fund shares at prices set *before* the market moving information was released.

24. Permitting late trading violates Rule 22c-1(a) under the Investment Company Act and harms other shareholders when late trading dilutes the value of their shares.

BACAP's Timing Policies

25. At all times during the existence of the approved timing relationships, BACAP had internal policies designed to identify and prevent market timing in Nations Funds. As disclosed in the August 1, 2001 prospectus for Nations Funds Primary A Shares, Nations Funds reserved the right to "limit the number of exchanges that [an investor] can make within a specified period of time." In order to effectuate this policy, BACAP's "timing police" regularly obtained and reviewed transaction reports to identify potential market timing transactions. Once a transaction was identified as a possible "market timing" trade, BACAP's "timing police" would instruct the transfer agent to block the transaction and would alert the clearing broker of the block.

26. In an April 26, 2001 letter to one such clearing broker, BACAP described Nations Funds' market timing policy: "Nations Funds believes that market-timing activity can be detrimental to fund performance and portfolio management, which is not in the best interests of shareholders. As stated in the prospectus, Nations Funds reserves the right to limit the number of share exchanges within a specified time period." The letter defined Nations Funds' "policy with respect to exchange activity" as limiting exchanges to "a maximum of eight, per fund account, per rolling 365-day period (i.e., the 12 months prior to the most recent exchange)," and disclosed that "[e]xchange privileges will be suspended on a particular fund account after there have been eight exchanges in the fund account during a rolling 365-day period."

27. BACAP revised its internal market timing policies in August 2002. In a letter sent to at least fifteen "firms identified as market timers," BACAP informed these entities that "Nations Funds has the following policy with respect to redemptions either

by selling shares or exchanging into another Fund." The letter continued: "Generally, exchange purchases are limited to a maximum of three per fund account, per rolling 28 day period. Additionally they are limited to a maximum of eight, per fund account, per rolling 365-day period...."

28. In addition to the prospectuses and letters to clearing brokers, BACAP also disclosed its market timing policies in "due diligence" questionnaires provided to potential large investors. For example, in response to a question in an April 2001 due diligence questionnaire regarding Nations Funds' market timing policies, BACAP responded that Nations Funds "does monitor for 'hot money' flows and seeks to exclude short-term investors from investing. Historically, there have been occasional examples of market timing; however, the advisor has taken steps to identify these accounts and has refused to accept investments from these shareholders."

BACAP's Approved Timing Relationships

The TranSierra Capital Relationship

29. In July 2000, a financial adviser affiliated with TranSierra Capital, LLC ("TranSierra"), contacted a Nations Fund sales representative via e-mail about commencing a new timing relationship with Nations Funds. The adviser requested permission for her clients to "make at least 12 and not more than 20 'round trips'" between Nations Municipal Income Fund and a money market fund. The adviser also expressed interest in timing Nations California Tax Free Fund and Nations California Municipal Bond Fund under the same parameters.

30. As the adviser informed the sales representative, two years earlier TranSierra had received "approval from Nations to place up to $4 million in the Nations Municipal Income A (NMUIX)" and to engage in twelve to twenty "round trips" between that fund and a Nations Fund money market fund. Due to underutilization of that timing capacity, and a desire to time additional funds, the adviser sought the portfolio manager's renewed approval for additional market timing trades.

31. The portfolio manager approved TranSierra's timing request. Neither the portfolio manager nor any BACAP employee conducted any analysis to determine whether shareholders of these funds would be harmed by TranSierra's transactions.

32. In October 2000, and again in June 2001, BACAP's "timing police" identified and issued stop orders for market timing transactions by TranSierra. When the "timing police" learned about the portfolio manager's approval, BACAP lifted the stop orders.

33. The TranSierra relationship continued until the portfolio manager who approved the relationship left BACAP in mid-2003. When the new portfolio manager complained to BACAP's "timing police" in June 2003 that these transactions interfered

with fund management and harmed performance, BACAP terminated the relationship. By that time, however, TranSierra had executed 524 transactions in three Nations Funds (Nations Municipal Income Fund, Nations Intermediate Municipal Bond Fund and Nations California Municipal Bond Fund), reaping almost $2 million in profits.

The Canary Relationship

34. BAS initiated the relationship with Canary through a "cold call" by Sihpol, a broker in BAS's high net worth group. Sihpol followed up on this initial telephone contact through a personal meeting with Stern in early April 2001.

35. During this meeting, Stern outlined Canary's approach to timing mutual funds and results it had achieved doing so. Stern asked if Canary would be allowed to time Nations Funds, and proposed that Bank of America, N.A. lend Canary the money to do so and that BAS provide clearing services for the trades. Sihpol agreed to seek approval from his superiors.

36. Later that month, Sihpol invited Stern to attend a meeting at BAS's New York offices to explain further the proposal. During this meeting, Stern and two of Canary's traders explained their strategy to a group of BAS officers, including Sihpol. Stern and the traders discussed their credit needs and presented a list of Nations Funds they would most like to time.

37. To obtain approval for Canary's proposed timing transactions, Sihpol called the co-President of BACAP. Sihpol explained Canary's request to BACAP's co-President, including that Canary would be willing to commit "permanent" assets in certain Nations Funds in exchange for permission to time other, more volatile, funds. Sihpol opined that establishing a relationship with Stern could result in BAS wresting management responsibilities for the Stern family fortune from a competitor.

38. Following the call with Sihpol, BACAP's co-President discussed the proposal with BACAP's Chief Administrative Officer ("CAO"). BACAP's CAO stated that he did not like the proposal because permitting Canary to time Nations Funds, while actively precluding other market timers, would send conflicting messages to the BACAP sales force. However, BACAP's co-President explained that granting Canary timing capacity would strengthen BACAP's relationship with BAS's high net worth group and lead to increased investments in Nations Funds by these clients.

39. BACAP's co-President contacted the portfolio managers for three of the four Nations Funds Canary wished to time. In each of these conversations – which lasted only a few minutes – BACAP's co-President explained that Canary intended to time up to 1% of the fund's assets under management, and that Canary would average one "round trip" between the timed fund and a money market fund per week. Although the portfolio managers acceded to the request, no one performed any analysis to determine what, if any, harm would result to the funds' shareholders due to Canary's transactions.

Canary Memorializes the Relationship

40. On May 1, 2001, Stern sent Sihpol a letter confirming the Nations Funds Canary was going to time and providing the dollar amounts of timing for each fund. As described in the memorandum, Canary would initially time four funds – Nations Convertible Securities Fund, Nations International Equity Fund, Nations Emerging Markets Fund and Nations Small Company Fund – in an aggregate amount of $16.8 million. The short term trading would average one "round turn" per week. After selling a fund, the proceeds of the sale were to be deposited into a money market or short-term bond fund until Canary decided to "redeploy" it for the next timing trade in the "approved" Nations Funds.

41. The letter further confirmed the understanding reached with respect to order processing and BAS's intention to provide financing for Canary's trades. Stern wrote that "We plan on transacting our trades manually at first (via Fax), at a time of day that is a little bit earlier than ... specified in our first meeting. As soon as we can work out our lending arrangement with the bank and begin transacting electronically via [the Special Mutual Fund Order Entry System], we will draw down leverage against the capital we have deployed in the Nations funds, effectively increasing our trading capital with your firm to $32 million. If all goes well, this capital should grow larger as we get a sense of what trades can and cannot be done via the Banc of America Securities Platform. We really would like to get going with [the Special Mutual Fund Order Entry System] and begin trading electronically as soon as possible."

42. Stern also confirmed that in return for allowing such timing activity Canary would commit "permanent" capital to Nations Funds in an amount equal to the capital used to "time" other Nations Funds.

43. Sihpol forwarded Canary's letter to BACAP's co-President. Sihpol also advised BACAP's co-President of the Canary entities which would be used to time trades and that a Canary affiliate would be "making the dollar for dollar investment in the two short-term government funds."

44. BACAP's co-President forwarded the Canary letter and Sihpol's e-mail to various senior managers within BACAP as well as certain portfolio managers. As BACAP's co-President noted in his accompanying e-mail message, "I've spoken to a number of you about this day trading exception. The account is the Stern family, a significant and growing GCIB/Bank relationship. Also, nice incentive of matching funds in the Short-Intmdt. Gov't Fund.... thanks, and let me know if there are any issues." BACAP's co-President also requested that BACAP's CAO notify one of the three sub-advisers for the international funds that a BAS client had been approved to time funds managed by these advisers.

Canary's Requests For Additional Market Timing Capacity

45. Shortly after securing approval to time certain Nations Funds, Canary, through Sihpol, began to ask for more timing capacity. Between May 2001 and January 2003, Canary made eight requests for either access to new funds or increases in agreed-upon limitations.

46. Canary's numerous requests exacerbated the difficulties caused by BACAP's failure to monitor Canary's adherence to agreed-upon limitations. For example, in response to an August 2001 request by Sihpol for additional timing capacity in Nations International Equity Fund, BACAP's co-President responded that "there should not be any timing in International Equity – they can't handle it." When Sihpol reminded BACAP's co-President that Nations International Equity Fund was "one of the original funds that [the Canary entities] were approved to trade from the out start (sic)," BACAP's co-President denied the request for additional capacity. Despite BACAP's co-President's statement that Nations International Equity Fund "can't handle" market timing transactions, Canary continued to time Nations International Equity Fund.

47. BACAP's failure to establish procedures to monitor Canary's compliance with agreed-upon limitations also permitted Canary routinely to exceed these limitations. Moreover, even when BACAP identified situations where Canary violated these limitations, BACAP did not terminate the Canary relationship.

48. For example, in December 2002, a portfolio manager informed BACAP's "timing police" that Canary's transactions interfered with portfolio management. In the course of investigating this complaint, the "timing police" learned that Canary had exceeded transaction and trade frequency limitations for at least two Nations Funds. Having been caught by the "timing police," Canary agreed to conform its trading patterns for these funds. However, Sihpol subsequently highlighted this "important" concession to BACAP's co-President as additional "leverage for the new [timing] space" previously discussed between Stern, Sihpol and BACAP's co-President.

49. BACAP's failure to monitor Canary's transactions also prevented BACAP from minimizing harm caused by these transactions. On March 12, 2003, Canary invested approximately $1.6 million in Nations Managed Index Fund. The following morning, a member of the portfolio management group for the fund alerted BACAP's "timing police" in an internal e-mail that BACAP's failure to provide advance notification of such significant transactions harmed long-term shareholders: "We get notified of mutual fund inflows the morning AFTER the client has bought or sold into the fund. If the cash flows are a small percentage of a fund's assets, the timing mis-match does not meaningfully impact performance. However, if the cash flow is a meaningful percentage of the fund, the timing mis-match can turn out to have enormous implications. Example: This morning in the managed index fund, NMIMX, we had an inflow of 5% of the funds assets (which is great!). The client is going to get into the fund at yesterday's price. We were notified about the flow this morning. The market opened up 2%, which is where we bought futures to hedge the flow. The net

result is that the fund is now approximately 10bp [basis points] behind the index. This has huge negative implications."

50. BACAP attempted to address this issue by arranging through discussions with Stern in late March 2003 for Canary to provide notification of "likely" index fund transactions. However, Canary did not always provide the requested notification. And even when Canary provided e-mail notification of "likely" transactions, this notification did not enable the portfolio managers to prevent shareholder dilution.

51. For example, on May 12, 2003, the portfolio manager for Nations MidCap Index Fund informed the "timing police" in an internal e-mail that "the PB [Private Bank] has a client [Canary] who trades $9 million in and out of the middcap index fund all the time. It wasn't so bad when he held his positions for a while, but now he's trading extremely short swings, sometimes with holding periods of only a day. The impact of this has been lessened since we have been getting notification in time to hedge at the close, but there is still a cost that's being borne by other fund shareholders."

52. The following day, Canary redeemed its May 12, 2003 purchase. However, the portfolio manager did not receive notification about the Canary trade until after the close and therefore could not hedge against this transaction. The portfolio manager informed senior BACAP executives in an e-mail about the untimely notification and requested that these executives prevent further transactions by Canary in the fund.

53. Two days later, Canary made another purchase in the Nations MidCap Index Fund, a position Canary redeemed a day later. As the portfolio manager complained in an e-mail titled "Surely this has to be the final trade," "The $9m that came into midcap yesterday is going out today. That's two round trips this week. The next time he comes in, we absolutely have to be able to DK [reject] the trade. Enough is enough." BACAP halted Canary's timing activity in this fund several days later.

54. Between May 2001 and July 2003, Canary had as much as $70 million in approved timing space in ten Nations Funds mutual funds: Nations International Equity Fund, Nations Small Company Fund, Nations Convertible Securities Fund, Nations Strategic Growth Fund, Nations SmallCap Index Fund, Nations MidCap Index Fund, Nations LargeCap Index Fund, Nations Managed Index Fund, Nations Value Fund and Nations Emerging Markets Fund. Canary executed more than $3 billion of purchases and sales in these funds, and ultimately reaped nearly $16.7 million of profits through this trading.

Bank of America Affiliates Profited From the Relationship

55. Bank of America affiliates profited from the Canary relationship. BAS received more than $4.1 million from a 1% "wrap" fee on Canary's timing assets and

broker fee revenue for Canary-related accounts.

56. BAS also generated revenues from various alternative-trading strategies utilized by Canary. One of these trading strategies involved derivative transactions known as share basket swaps. Between August 2001 and July 2003, Canary entered into 38 share basket swaps with BAS's derivatives desk. In connection with these transactions, Canary agreed to pay BAS the appreciation, and BAS agreed to pay Canary the depreciation, on a basket of equities. To hedge its market exposure, the BAS derivatives desk would short-sell the basket of equities.

57. Canary chose the stocks in each share basket to replicate the portfolio of a corresponding mutual fund it was timing. Canary used the share basket swaps to hedge its exposure to the risk associated with securities in its mutual fund portfolios that it perceived to be poor performers, as well as to reduce the volatility of its long mutual fund positions. The swap transactions also enabled Canary effectively to "short" its mutual fund positions and thus benefit from market timing transactions when Canary believed that the price of a particular mutual fund would decline.

58. BAS earned more than $7 million in revenue from executing the derivative transactions that were part of Canary's market timing strategy.

59. Canary, through an affiliate, also received a loan from Bank of America's banking entity, the "Private Bank," a division of Bank of America, N.A.. Canary utilized this financing to trade mutual funds in brokerage accounts maintained at BAS. The mutual funds purchased and held in the BAS accounts cross-collateralized the loan and the share basket swaps that Canary engaged in at BAS. At the inception of the financing, in July 2001, Canary received a $70 million revolving credit facility. Over time, the Private Bank increased Canary's line of credit to a maximum of $125 million.

60. A Senior Private Lending Specialist from the Private Bank's Credit Department monitored loan collateralization on a daily basis. This officer analyzed the loan balance and swap exposure by calculating the collateral maintenance through the Private Bank's Trading Credit Risk Information System. To further facilitate this collateral monitoring, the Private Bank received from Canary a document listing Canary's approved timing relationships and the limitations imposed by each fund family.

61. The Private Bank received more than $1 million in revenue from its lending relationship with Canary.

62. BACAP received $267,000 in additional advisory fees on Canary's assets invested in Nations Funds.

63. BACAP Distributors received $113,000 in additional distribution fees on Canary's assets invested in Nations Funds.

BACAP Knew That Market Timing Harmed Long-Term Shareholders

64. Both at the commencement and throughout the approved timing relationships, BACAP knew that market timing could and did harm Nations Funds' shareholders.

65. For example, shortly after approving Canary's April 2001 market timing request, senior BACAP officers consulted with the sub-advisers for Nations Funds' international equity funds about another potential timing relationship. As with Canary, in exchange for permission to time international equity funds, the potential client promised in an e-mail to be a "long term" partner with Nations Funds, invest "sticky assets" in certain Nations Funds, and to "seed" any new funds BACAP intended to offer.

66. Each of the three sub-advisers informed BACAP's management that permitting market timing would harm long-term investors. As one of the sub-advisers explained in an e-mail received by senior BACAP officers, market timing harms the funds and its shareholders in at least three ways:

(a) First, market timing harms fund performance. "Given that market timers are trying to exploit an arbitrage which occurs because of increased global correlations and the closed nature of some of the International markets they tend always for performance purposes to be in the wrong direction. So that when US markets, particularly Nasdaq, are sharply lower Timers are sellers of International thereby either taking cash away in a down market or more usually forcing the manager to sell into weak markets and vice-versa."

(b) Second, market timing has negative tax consequences for long-term investors. "As these are taxed funds the vastly increased turnover may result in a deterioration of the net of tax return."

(c) Third, "[a]nd most importantly Who is paying for the arbitrage? As I understand it it is the other mutual fund holders who are being disadvantaged by the activities of the 'market timers.' Aside from the fact that the vastly increased turnover of the fund is likely to hurt performance as is discussed above, the arbitrage exists because market timers are effectively dealing at 'stale prices' as Asian markets have closed. They are therefore selling stocks at historic prices when they are likely to open lower or buying them when they are likely to open higher, this at the expense of the existing mutual fund holders as the 'gain' made by market timers must be a transfer or 'loss' for the existing holders."

67. Discussions among senior BACAP officers about instituting a redemption fee on certain Nations Funds in February 2002 further demonstrate BACAP's knowledge that market timing harmed Nations Funds' shareholders. When BACAP's CAO complained in February 2002 that BACAP "continue[s] to get killed

by market timing activity in our international portfolios," BACAP's co-President responded that an analysis done by one of the funds' sub-advisers demonstrated that market timers were responsible for the inferior performance of one of Nations Funds' international equity funds. BACAP's co-President concluded that the issue of whether a redemption fee was necessary to combat harm caused by market timing (including harm to shareholders in funds being timed by Canary) was so obvious that it was "not something that [BACAP] need[ed] to study too hard."

68. When BACAP sales personnel objected to imposing a redemption fee on these funds, BACAP's co-President overrode these objections. As BACAP's co-President informed the head of BACAP's Product Development Group, "we need to put a fee on International Equity and Emerging Markets asap. If the group can't make a decision, then I'll exercise 'executive privilege.' We've got a real demonstrated problem on several of our funds which creates a fiduciary responsibility that I can't let go on unmanaged."

BACAP Failed To Disclose Canary's Exemption From the Redemption Fee

69. BACAP's co-President's threat to exercise "executive privilege" resulted in immediate consideration of a redemption fee by BACAP's Product Development Committee. During the Product Development Committee meeting, a senior member of the committee explained that a redemption fee was necessary because attempts by market timers to capture a price arbitrage opportunity "cause[] the portfolio management teams to maintain higher than desirable levels of cash, putting a performance drag on the Funds, which disadvantages the majority of shareholders." The Product Development Committee recommended that the Nations Funds Board of Trustees ("the Board") adopt a redemption fee on some Nations Funds with various exemption categories, including an exemption for "contractual agreements between the Distributor and certain dealers who would be allowed to short-term trade without paying the fee." The "Stern Family accounts" were to be exempted from the fee pursuant to this exception.

70. In a May 21, 2002 letter, BACAP's co-President informed the Board that "special matters" to be presented at the May 29-30, 2002 Board meeting would include approval for a redemption fee on certain funds. As BACAP's co-President explained, "As markets have become increasingly volatile, markettimers have become more prevalent. This is particularly true in international equity funds. As a general matter, we believe that market timing is harmful to the majority of our Funds' shareholders."

71. At or about the time he sent the letter to the Board, BACAP's co-President spoke with the head of Bank of America's Asset Management Group about the upcoming Board meeting. Part of this discussion included a review of draft materials that specifically disclosed that the "Stern Family accounts" would be exempt from the redemption fee. Both gentlemen agreed that, even if customer privacy concerns prevented BACAP from identifying Canary as the exempt client, BACAP's

co-President should inform the Board that BACAP had an approved timing relationship and that the approved timer would be exempt from the fee.

72. The materials ultimately provided to the Board did not disclose that the "Stern Family accounts" would be exempt from the redemption fee. In the "Executive Summary" section of the presentation materials, BACAP informed the Board that "[s]pecific exceptions will be made for trades unrelated to market timing." In a subsequent section titled "Exempted Transactions," the materials noted that one of the proposed exemption categories covered **"[s]hares redeemed from accounts for which the dealer, broker or financial institution of record have entered into an agreement with Nations Funds specifically allowing short-term trading activity, including BAI, Bank of America Private Bank, Merrill Lynch and specific accounts (Under these circumstances the negative impact can generally be avoided)"** (emphasis original).

73. According to senior BACAP officials, during his presentation to the Board, BACAP's co-President explained that BACAP had a controlled market timer who was being permitted to market time Nations Funds, including some of the funds affected by the redemption fee proposal, and that this client would not be assessed the redemption fee.

74. The Board did not ask any questions regarding the exemptions to the redemption fee, including the identity of the "specific accounts" referenced in the Board materials. The Board unanimously approved the implementation of the redemption fee as proposed.

75. Thereafter, senior BACAP personnel, internal counsel, and outside counsel drafted an update to the relevant prospectuses. BACAP personnel, internal BACAP counsel and outside counsel discussed whether, and how, to disclose that BACAP's controlled market timer would be exempt from the fee. An initial draft disclosed that the redemption fee would not apply on shares "redeemed from accounts established to specifically allow short-term trading activity, and other managed agency/asset allocation accounts." However, the final August 2002 prospectus stated that the redemption fee would not apply to shares "redeemed from accounts where by agreement with Nations Funds short-term trading activity is permitted, including shares sold as part of an automatic rebalancing within an asset allocation program."

76. In an e-mail labeled **"for internal use,"** a member of the Product Development Committee instructed representatives of BACAP's sales force and Nations Funds' transfer agent not to disclose the existence and identity of BACAP's "controlled market timer" to the investing public. This executive cautioned that any investor query regarding the identity of entities excluded from the redemption fee "should be answered generically with a comment such as, 'The list is very short and we generally limited it to entities that have not previously engaged in market timing and that we have some level of confidence that the current situation will not change. ...' If third parties inquire as to what 'generally' means in that description, you can cite an

exception that we have made for a client who is *temporarily* unable to handle the operational requirements. It would be inappropriate to discuss additional client names" (emphasis original).

Late Trading by Canary and Others

BAS's Mutual Fund Order Entry Processes

77. Mutual fund transactions at BAS were effected through two different electronic systems: the Mutual Fund Routing System ("MFRS") and through a batch file submission mechanism known internally as the "Special Mutual Fund Order Entry System."

78. MFRS is a single order data entry application that had been provided to BAS by a third-party vendor. There were two methods to input trades into MFRS. The first method involved BAS registered representatives or introducing broker dealers writing out order tickets and forwarding the tickets to BAS's Mutual Funds Operations Department ("Operations"). A dedicated settlement associate in Operations entered the trade into MFRS for execution. Trades could be entered into MFRS until 5:30 p.m. ET. These transactions were subsequently batched by the system and periodically forwarded to National Securities Clearing Corporation's ("NSCC") Fund/SERV mutual fund trading platform via multi-batch processing. Batches were submitted to NSCC by a third party vendor at 9:30 a.m., 11:30 a.m., 5:30 p.m. and 8:30 p.m. ET. Fund/SERV, in turn, communicated the trade to the corresponding mutual fund companies.

79. Introducing broker dealer clients of BAS and certain BAS registered representatives could also enter trades into MFRS without manual assistance. Electronic access was given to BAS registered representatives and correspondents to enter trades remotely from their offices.

80. MFRS assigned and recorded the time the transaction was entered into the system. In certain instances, BAS reviewed MFRS transactions the following day in the Mutual Fund Audit Report, using exception reports generated by MFRS. The reports contained fields for: (1) time of entry into the system; and (2) time of trade execution for trades from June 2003 forward. However, few times of trade execution were ever actually recorded because this data field in the transaction entry record was an optional entry. Moreover, even when the time of order execution was recorded, these records were not retained within BAS's systems because BAS did not update their database to capture and store this information.

81. BAS's Special Mutual Fund Order Entry System was an alternative system utilized to enter only mutual fund exchange transactions. Because BAS installed the Special Mutual Fund Order Entry System at the offices of certain introducing broker dealer clients and ultimately Canary, these entities were able to send mutual fund exchanges directly to the third-party vendor for transmission to NSCC and thus bypass BAS's operations and compliance functions.

Late Trading by Introducing Broker Dealers

82. Beginning in 1999, BAS actively solicited clearing business from introducing broker dealers with significant mutual fund market timing clients. As reflected in an internal e-mail, at the time BAS decided to enter this business segment, BAS was aware that mutual fund families did "not cherish this business," and that BAS would have to "leverage whatever [it could] with them" and establish a "close working relationship with them in order to expedite corrections, adjustments, late orders, etc."

83. BAS's decision to clear transactions for market timers was the subject of significant internal debate. One BAS Manager complained in an e-mail that entering into this business not only threatened BAS's non-timing clearing business, but that the first market timing client was a particularly bad choice because it "pushes the limits and ignores the principals (sic) of mutual fund investing." The BAS Manager was informed in an e-mail from a Vice President in BAS's clearing group that BAS's entry into the mutual fund timing business was "not something that we are going to back out of at this point" because there were "very senior people" at BAS's clearing group, the third-party vendor and the client who were "watching the status of this project."

84. Between June 1999 and August 2003, BAS entered into clearing agreements with at least three registered broker dealers whose clients engaged in mutual fund market timing. BAS's primary business purpose with respect to those introducing broker dealers was to provide market timing services. To achieve this purpose, BAS: (1) attempted to negotiate agreements with fund families, including Nations Funds, to permit these clients to engage in market timing; (2) provided its Special Mutual Fund Order Entry System to these broker dealers; and (3) permitted these broker dealers to establish multiple account and registered representative numbers which enabled the broker dealers to evade detection of ongoing market timing activity.

85. At least some of the introducing broker dealers who had access to BAS's Special Mutual Fund Order Entry System utilized this system to engage in late trading.

86. During the period that these entities were entering trades through BAS's Special Mutual Fund Order Entry System, certain officers and employees in BAS's clearing group either knew or recklessly disregarded that at least some of these entities were engaged in late trading through this system.

87. In two different "pitch meetings" with market timing hedge funds, senior officers from BAS's clearing group, who were also involved in providing the Special Mutual Fund Order Entry System to the introducing broker dealers, touted the ability to enter mutual fund orders after 4 p.m. ET through the Special Mutual Fund Order Entry System as an additional benefit of establishing a relationship with BAS.

88. A November 2001 memorandum prepared for senior management in BAS's clearing group noted "As broker dealer on any account that buys, sells or

exchanges Mutual Funds, we need to ensure that any late order taking is done with the knowledge that the order has in fact been received prior to 4:00 p.m. EST." The memorandum continued, stating that "Funds give broker dealers additional time due to internal processing and broker errors. Although the broker dealer doing the timing would have to control the monitoring of when these exchanges are received from the money manager, we must routinely review these trade blotters. We should amend each contract by stating we will need to review the time stamping of trade blotters on a formal basis." Despite its obligations to do so, BAS did not implement any of the suggested controls to detect or prevent late trading by correspondents with the Special Mutual Fund Order Entry System.

89. In an August 24, 2001 e-mail, a senior BAS employee inquired whether it was problematic that clients utilizing the Special Mutual Fund Order Entry System could enter orders up until 7:00 p.m. ET while "[t]he rest of the free world cannot get to MFRS after it shuts down around 4:00, 4:30 ish."

90. On May 12, 2000, one of the broker dealers submitted a transaction file through the Special Mutual Fund Order Entry System at 6:52 p.m. ET. After becoming aware of the time that this transaction file was submitted, a BAS employee asked an administrator at the third party vendor if they had had "[a]ny luck in finding out why position file was late ... and what can be done to ensure it's on time. It seems to consistently come in at 6:05 ish."

91. On November 15, 2001 (while BAS technicians responsible for installing the Special Mutual Fund Order Entry System were on site at this introducing broker dealer), one of the broker dealer's traders sent mutual fund trade tickets to be processed by Operations. These tickets were not sent until after BAS's internal order entry system (MFRS) had been automatically shut down (5:30 p.m. ET) and none of the tickets had time-stamps. Rather than questioning the propriety of providing the system to this entity, a BAS Vice President sent an e-mail to senior employees in BAS's clearing group asking "when [BAS's clearing group] will be giving your new client access to [the Special Mutual Fund Order Entry System]" so that Operations would not be further inconvenienced by such late orders.

92. In May 2003, an employee in BAS's clearing group asked for and received a report listing transmission times for orders entered by one of the broker dealers through the Special Mutual Fund Order Entry System in May 2003. The report showed that the broker dealer consistently submitted its order files between 5:50 p.m. and 6:47 p.m. ET.

Late Trading By Canary

93. Prior to Spring 2001, BAS only provided the Special Mutual Fund Order Entry System to registered broker dealers. In Spring 2001, BAS took the unusual step of providing the system to a hedge fund – Canary.

94. As discussed above, Canary emphasized the importance of BAS providing clearing brokerage services for Canary's market timing transactions at the outset of the relationship. During the mid-April 2001 meeting at BAS's offices, senior officers from BAS's clearing function participated in discussions about clearing Canary's mutual fund trades. One BAS officer offered to provide Canary with direct access to BAS's Special Mutual Fund Order Entry System. He explained that using this technology would enable Canary directly to transmit its trades to the third-party vendor and thus obviate the need to call the trades into a BAS registered representative. He also stated that an additional benefit of this system would be Canary's ability to enter its trades until 7:00 p.m. ET.

95. Following the mid-April 2001 meeting, Sihpol sought authorization from BAS's compliance function to permit Canary access to BAS's electronic trading system. As a first step to obtain this authorization, Sihpol sent an April 12, 2001 memorandum to his direct superior and a BAS compliance officer. In the April 12, 2001 memorandum, Sihpol noted that Canary had "$800MM dedicated to traditional Hedge Funds and a proprietary strategy involving market timing through daily mutual fund trading" with an "Immediate Objective" to "implement their proprietary market-timing trading strategy, through the use of our mutual fund clearing operations." Sihpol explained that, while "initially they will have daily contact with both sides' operational staff ... [u]ltimately, all transactions, confirmations, and clearing will take place over a direct link to our main-frame with Clearing's software." Sihpol further wrote that "the Stern family and, more specifically Eddie Stern and Canary Capital, fully appreciate the potential of establishing a relationship with MPCS and the BanK (sic). While the requests they are making may seem a bit unorthodox, they have made it clear they are not only willing to play by the guidelines we agree on, but also pay us for the value we can add." This memorandum was subsequently forwarded to another member of BAS's compliance group as well as BAS's chief compliance officer.

96. A BAS compliance officer sought additional information from Sihpol. In an e-mail sent to Sihpol and his supervisor the same day as Sihpol's memorandum, the compliance officer noted that while Sihpol had indicated that Canary "would have at some point 'direct access' to 'clearing software,'" the compliance officer understood that "customers are not currently given access to this system." He inquired as to whether "this proposed access [had] been discussed with IT, operations, and corporate management," and "who in senior management ha[d] approved this arrangement." Sihpol assured him that senior management within BAS's clearing group had been made aware of the intent to provide Canary with direct access to BAS's clearing system and that senior management "felt the business was worthwhile and an appropriate use of our resources."

97. BAS made no effort to determine what, if any, safeguards had been established to ensure that Canary placed its mutual fund orders through BAS in compliance with applicable securities laws and regulations.

Canary's "Manual" Late Trading

98. At first, Canary conducted its late trading with BAS "manually." Prior to 4:00 p.m. ET, a Canary trader would send Sihpol or a member of his team a series of "proposed" mutual fund trades. Upon receipt, Sihpol, or a member of his team acting upon his instructions, would usually fill out an order ticket, time stamp it, and set it to one side until that evening.

99. Sometime after 4:00 p.m. ET, a Canary trader would telephone Sihpol or a member of his team to either confirm or cancel the "proposed" order. If confirmed, the order (with its pre-close time stamp) would be sent by fax to Operations for processing, and would receive that day's NAV. If Canary cancelled the "order," Sihpol or a member of his team would destroy the ticket.

100. Canary knew that Sihpol and his team were pre-stamping order tickets. In a May 15, 2002 e-mail to Sihpol and a member of his team, a Canary trader asked them to "[d]o me a favor and prestamp a few tickets just in case I fall asleep at 4 PM today." The Canary trader apparently had to be woken up after the close of the market, because a member of Sihpol's team inquired at 4:25 p.m. ET whether the Canary trader wanted BAS to "place any trades" for that day.

101. During the course of the Canary relationship, Sihpol and members of his team streamlined the "manual" order taking process. Sihpol and members of his team began waiting until after the receipt of "final" orders by Canary to time-stamp trade tickets. Despite the fact that at least 21 trade tickets submitted by Sihpol or a member of his team contained time stamps after 4:00 p.m. ET, Operations processed these transactions.

102. Sihpol and members of his team also sent directly to Operations e-mails containing Canary's "proposed" trades that had been confirmed well after 4 p.m. ET. For example, at 3:18 p.m. on August 21, 2002, Canary sent an e-mail containing "POSSIBLE TRADES FOR 8/21/02" to Sihpol and members of his team. A member of Sihpol's team forwarded this e-mail and attachment to Operations at 5:03 p.m. with the instruction to "please execute all trades. Tix coming soon."

103. The practices of Sihpol and his team contravened guidelines and instructions provided by Operations. A February 2002 memorandum from Operations to, among others, brokers and trading assistants in Sihpol's group stated: "All mutual fund tickets need to be faxed to [Operations]. ... The ticket must have a time stamp prior to market close to be processed that day."

104. Operations did not enforce that policy when it came to Canary's transactions. As a senior member of Operations informed her supervisor after the commencement of this investigation, "We initially had many problems with Canary sending out late trades after the market close. [Senior members of Operations] were very accommodating when it came to late orders."

Canary's Electronic Late Trading

105. Between June and October 2001, BAS technicians installed the Special Mutual Fund Order Entry System in Canary's New Jersey offices and trained Canary's personnel in the use of this system. By October 11, 2001, the system was fully operational. BAS technicians subsequently facilitated Canary's use of the Special Mutual Fund Order Entry System by installing a second direct access system in the Manhattan residence of a Canary trader.

106. From October 2001 until July 2003, the Special Mutual Fund Order Entry System was the preferred route for Canary's late trading. Canary executed approximately 8,300 fund exchanges through the Special Mutual Fund Order Entry System. In each case, after inputting the trades directly into the system, Canary would print out a document listing the executed trades and the time that each trade had been executed. Canary then faxed that document to Sihpol or a member of his team.

107. The following morning, Sihpol or a member of his team would use this document to reconcile Canary's trades. Once the trades were reconciled, the document was destroyed.

108. The Special Mutual Fund Order Entry System not only facilitated Canary's late trading in the Nations Funds, it also enabled Canary to trade late in the many other mutual fund families with which BAS had selling agreements. Regardless of whether Canary traded Nations Funds shares or shares of an unaffiliated mutual fund, however, Sihpol and BAS profited. BAS collected a "wrap fee" of one percent of the Canary assets in Nations Funds and one half of one percent of the assets in other funds traded through the electronic link.

BAS's Processes Helped The Introducing Brokers Avoid Detection By Fund Families

109. From at least June 1999 until September 2003, BAS received numerous letters from mutual fund companies notifying it that its introducing broker dealers' ability to engage in market timing transactions in all or some of the company's mutual funds had been blocked. Despite having received these letters, BAS facilitated the ongoing market timing activity of its introducing broker dealer clients by allowing the introducing broker dealers to establish multiple account numbers and registered representative numbers. The multiple account and registered representative numbers allowed the introducing broker dealer to conceal the market timing activity of its clients from unsuspecting mutual fund families and to persist in this activity after the mutual funds had acted to block these clients from further trading.

110. BAS took these actions despite having acknowledged in selling agreements with the fund families that BAS was "responsible for ensuring that that Fund shares [were] offered and sold in compliance with all terms and conditions" of the

relevant prospectus, and despite being reminded by at least one fund family that BAS was "responsible for a 'best effort' to comply with stated policies of a fund."

111. For example, between March 2001 and April 2003 BAS received more than 600 letters from fund families about mutual fund orders placed by one of the introducing broker dealers. In each of these letters, the fund family informed BAS that trades by this introducing broker dealer had been identified as market timing transactions in contravention of the applicable prospectus. BAS forwarded all "stop letters" onto the introducing broker dealer.

112. In each instance, the introducing broker dealer responded to the "stop letter" by establishing a "clone" account through which the introducing broker dealer continued to trade.

113. For example, on March 14, 2001, a mutual fund company notified BAS that it would no longer accept trades from certain BAS accounts belonging to the introducing broker dealer because of market timing activity. That day, the introducing broker opened a new account to avoid the trading restrictions. The introducing broker dealer used this new BAS account number to consummate additional trades in this fund company's mutual funds on behalf of its clients until this account was identified as a market timing account on April 18, 2001. Again, the introducing broker dealer opened yet another BAS account.

114. Between March 2001 and April 2003, BAS received more than 90 letters from this fund company blocking 98 BAS accounts that had been established for this one introducing broker dealer.

115. BAS further facilitated the introducing broker dealer's market timing transactions by assisting the introducing broker in establishing and assigning different registered representative numbers to the BAS accounts. The introducing broker created and used at least fifteen different registered representative numbers for the two registered representatives of the introducing broker dealer.

E. Violations

116. As a result of the conduct described in Section III above, BACAP willfully violated Sections 206(1) and 206(2) of the Advisers Act in that, while acting as an investment adviser, it employed devices, schemes, or artifices to defraud clients or prospective clients, and engaged in transactions, practices, or courses of business which operated or would operate as a fraud or deceit upon clients or prospective clients. Specifically, BACAP entered into arrangements with an investor and a broker that created a conflict of interest BACAP knowingly or recklessly failed to disclose to the mutual funds' shareholders.

117. As a result of the conduct described in Section III above, BACAP, an affiliated person of Nations Funds, willfully violated Section 17(d) of the Investment

Company Act and Rule 17d-1 thereunder, in that, while acting as a principal, it participated in and effected transactions in connection with joint arrangements in which Nations Funds mutual funds were participants without filing an application and without a Commission order approving the transactions.

118. As a result of the conduct described in Section III above, BACAP willfully violated Section 20(a) of the Investment Company Act and Rule 20a-1 thereunder, in that it solicited a proxy in respect of a security of which a registered investment company was the issuer by engaging in conduct prohibited by Rule 14a-9 under the Exchange Act. Specifically, BACAP, directly or indirectly, singly or in concert, by use of the means or instruments of transportation or communication in interstate commerce, or of the mails, made, in connection with a proxy solicitation by means of a proxy statement, form of proxy, notice of meeting or other communication, written or oral, statements which, at the time and in the light of the circumstances under which they were made, were false and misleading with respect to material facts, or which omitted to state material facts necessary in order to make statements therein not false and misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which became false or misleading.

119. As a result of the conduct described in Section III above, BACAP willfully violated Section 34(b) of the Investment Company Act in that it made untrue statements of material fact in a registration statement, application, report, account, record, or other document filed or transmitted pursuant to the Investment Company Act, or omitted to state therein any fact necessary in order to prevent the statements made therein, in the light of the circumstances under which they were made, from being materially misleading.

120. As a result of the conduct described in Section III above, BACAP Distributors, an affiliated person of Nations Funds, willfully violated Section 17(d) of the Investment Company Act and Rule 17d-1 thereunder, in that it, while acting as a principal, participated in and effected transactions in connection with joint arrangements in which Nations Funds were participants without filing an application and without a Commission order approving the transactions.

121. As a result of the conduct described in Section III above, BACAP Distributors willfully violated Section 17(a) of the Securities Act, which prohibits fraudulent conduct in the offer and sale of securities.

122. As a result of the conduct described in Section III above, BACAP Distributors willfully violated Section 10(b) of the Exchange Act and Rule 10b-5 thereunder, which prohibit fraudulent conduct in connection with the purchase or sale of securities.

123. As a result of the conduct described in Section III above, BACAP Distributors willfully violated Section 15(c) of the Exchange Act and Rule 15c1-2

thereunder, which prohibit effecting transactions in, or inducing or attempting to induce, the purchase or sale of securities (other than on a national securities exchange of which it was a member) by means of a manipulative, deceptive, or other fraudulent device or contrivance.

124. As a result of the conduct described in Section III above, BACAP Distributors willfully aided and abetted and caused BACAP's violations of Sections 206(1) and 206(2) of the Advisers Act. Specifically, BACAP Distributors willfully aided and abetted and caused BACAP to continue an arrangement with a certain investor whereby that investor was allowed to time mutual funds managed by BACAP in exchange for fees on sticky assets in BACAP mutual funds and financial benefits received by BACAP Distributors and other affiliated entities. BACAP Distributors also willfully aided and abetted and caused BACAP to continue an arrangement with a certain broker whereby that broker was allowed to time mutual funds managed by BACAP in exchange for financial benefits received by BACAP Distributors and other affiliated entities. BACAP Distributors knew or was reckless in not knowing that its actions would aid and abet or contribute to BACAP's violations by rendering the fund prospectuses issued by BACAP materially misleading, and would cause BACAP to breach its fiduciary duty to act in the interest of fund shareholders.

125. As a result of the conduct described in Section III above, BACAP Distributors willfully aided and abetted and caused BACAP's violations of Section 34(b) of the Investment Company Act. Specifically, BACAP Distributors willfully aided and abetted and caused BACAP to make untrue statements of material fact in a registration statement, application, report, account, record, or other document filed or transmitted pursuant to the Investment Company Act, or to omit to state therein any fact necessary in order to prevent the statements made therein, in the light of the circumstances under which they were made, from being materially misleading.

126. As a result of the conduct described in Section III above, BAS willfully violated, and willfully aided and abetted and caused violations of, Section 17(a) of the Securities Act, which prohibits fraudulent conduct in the offer and sale of securities.

127. As a result of the conduct described in Section III above, BAS willfully violated, and willfully aided and abetted and caused violations of, Section 10(b) of the Exchange Act and Rule 10b-5 thereunder, which prohibit fraudulent conduct in connection with the purchase or sale of securities.

128. As a result of the conduct described in Section III above, BAS willfully violated Section 15(c) of the Exchange Act and Rule 15c1-2 thereunder, which prohibit effecting transactions in, or inducing or attempting to induce, the purchase or sale of securities (other than on a national securities exchange of which it was a member) by means of a manipulative, deceptive, or other fraudulent device or contrivance.

129. As a result of the conduct described in Section III above, BAS willfully violated Rule 22c-1(a), as adopted under Section 22(c) of the Investment Company Act,

which requires certain mutual funds, persons designated in such issuers' prospectuses as authorized to consummate transactions in any such security, their principal underwriters, or dealers in the funds' securities, to sell and redeem fund shares at a price based on the current NAV next computed after receipt of an order to buy or redeem.

130. As a result of the conduct described in Section III above, BAS willfully violated Section 17(a) of the Exchange Act and Rules 17a-3 and 17a-4 thereunder, which require registered brokers and dealers to make and keep current, and preserve, books and records relating to their business as such. Specifically, by preparing inaccurate records through the pre-stamping of order tickets and by destroying certain cancelled "order" tickets and other communications, BAS willfully violated Section 17(a) of the Exchange Act and Rules 17a-3 and 17a-4 thereunder.

131. As a result of the conduct described in Section III above, BAS willfully aided and abetted and caused BACAP's violations of Sections 206(1) and 206(2) of the Advisers Act. Specifically, BAS willfully aided and abetted and caused BACAP to enter into an arrangement with a certain investor whereby that investor was allowed to time mutual funds managed by BACAP in exchange for fees on sticky assets in BACAP mutual funds and financial benefits received by BAS and other affiliated entities. BAS knew or was reckless in not knowing that its actions would aid and abet or contribute to BACAP's violations by rendering the fund prospectuses issued by BACAP materially misleading.

132. As a result of the conduct described in Section III above, BAS willfully aided and abetted and caused BACAP's violations of Section 34(b) of the Investment Company Act. Specifically, BAS willfully aided and abetted and caused BACAP to make untrue statements of material fact in a registration statement, application, report, account, record, or other document filed or transmitted pursuant to the Investment Company Act, or to omit to state therein any fact necessary in order to prevent the statements made therein, in the light of the circumstances under which they were made, from being materially misleading.

F. Undertakings

133. In determining to accept the Offer, the Commission considered the cooperation afforded the Commission's staff by Respondents during its investigation. This cooperation included conducting a thorough and independent internal investigation, sharing the results of that investigation with the Commission's staff, obtaining the resignations of certain supervisory personnel and others, and implementing certain remedial actions.

134. In determining to accept the Offer, the Commission further considered the following efforts voluntarily undertaken by the Nations Funds:

(a) Prior to May 1, 2005, each of the Nations Funds mutual funds will hold a meeting of shareholders at which all persons expected to serve on the Board of Nations Funds Trust, Nations Master Investment Trust and Nations Separate Accounts Trust as of May 1, 2005 will stand for election.

(b) The seven trustees of Nations Funds with the longest tenure as trustees of Nations Funds or its predecessor entities as of the date of this Order, having either (i) attained by May 1, 2005 the current mandatory retirement age of 72, or (ii) determined not to seek reelection to the Boards of Trustees of Nations Funds Trust, Nations Master Investment Trust and Nations Separate Accounts Trust, shall not stand for election to the Boards of Trustees of Nations Funds Trust, Nations Master Investment Trust and Nations Separate Accounts Trust at the shareholder meeting referred to in subparagraph(a) above.

(c) Effective within 90 days of the date of this Order, no more than 25 percent of the members of the Board of Trustees of any Nations Funds mutual fund will be persons who either (a) were directors, officers or employees of BACAP or BACAP Distributors at any point during the preceding 10 years or (b) are an interested person, as defined in the Investment Company Act, of the Nations Funds mutual funds, BACAP or BACAP Distributors. In the event that the Board of Trustees fails to meet this requirement at any time due to the death, resignation, retirement or removal of any independent trustee, the independent trustees will take such steps as may be necessary to bring the board in compliance within a reasonable period of time.

(d) Effective within 90 days of the date of this Order, no chairman of the Board of Trustees of any Nations Funds mutual fund will either (a) have been a director, officer or employee of BACAP or BACAP Distributors at any point during the preceding 10 years or (b) be an interested person, as defined in the Investment Company Act, of Nations Funds, BACAP or BACAP Distributors.

(e) Effective within 90 days of the date of this Order, any person who acts as counsel to the independent trustees of any Nations Funds mutual fund will be an "independent legal counsel" as defined by Rule 0-1 under the Investment Company Act and will not have any employment, consultant, attorney-client, auditing or other professional relationship with BACAP, BACAP Distributors or any successor entity.

(f) No action will be taken by the Board of Trustees of any Nations Funds mutual fund or by any committee thereof unless such action is approved by a majority of the members of the Board of Trustees or of such committee, as the case may be, who are neither (i) persons who were directors, officers or employees of BACAP or BACAP Distributors at any point during the preceding 10 years nor (ii) interested persons, as defined in the Investment Company Act, of the Nations Funds mutual funds, BACAP or BACAP Distributors. In the event that any action proposed to be taken by and approved by a vote of a majority of the independent trustees of a fund is not approved by the full Board of Trustees, the fund will disclose such proposal and the

related board vote in its shareholder report for such period

(g) Commencing in 2005 and not less than every fifth calendar year thereafter, each of the Nations Funds mutual funds will hold a meeting of shareholders at which the Board of Trustees will be elected.

(h) Each of the Nations Funds mutual funds will designate an independent compliance officer reporting to its Board of Trustees as being responsible for assisting the Board of Trustees and any of its committees in monitoring compliance by BACAP and BACAP Distributors with the federal securities laws, BACAP's fiduciary duties to fund shareholders, and their Code of Ethics in all matters relevant to the operation of the Nations Funds. The duties of this person will include reviewing all compliance reports furnished to the Board of Trustees or its committees by BACAP and/or BACAP Distributors, attending meetings of BACAP's Internal Compliance Controls Committee and BACAP Distributors' Internal Compliance Controls Committee to be established pursuant to BACAP's and BACAP Distributors' undertakings set forth in Section IV below, serving as liaison between the Board of Trustees and its committees and the Chief Compliance Officer of BACAP and BACAP Distributors, making such recommendations to the Board of Trustees regarding BACAP's and BACAP Distributors' compliance procedures as may appear advisable from time to time, and promptly reporting to the Board of Trustees any material breach of fiduciary duty, breach of the Code of Ethics and/or violation of the federal securities laws of which he or she becomes aware in the course of carrying out his or her duties.

(i) Effective within 90 days of the date of this Order, Nations Funds mutual funds will operate in accordance with the following governance policies and practices:

(1) The Governance Committee of the Board of Trustees of Nations Funds ("the Board") shall be responsible for, among other things, making recommendations to the Board on issues related to the composition and operation of the Board.

(2) The Governance Committee shall be composed entirely of Trustees who are not interested persons, as defined in the Investment Company Act, of Nations Funds, BACAP or BACAP Distributors.

135. In determining to accept the Offer, the Commission further considered the following effort voluntarily undertaken by Respondent BAS:

(a) BAS will exit the unaffiliated introducing broker dealer mutual fund clearing business by December 31, 2004. In the event that BAS seeks to conduct any introducing broker dealer mutual fund clearing business relating to unaffiliated broker dealers, or to become directly or indirectly affiliated with any such clearing business, BAS undertakes to retain an independent consultant not unacceptable to the Commission staff to review the policies and procedures of the clearing business to ensure

compliance with the federal securities laws. The provisions of this Order shall not be binding on any unaffiliated purchaser of BAS's introducing broker dealer clearing business.

136. Ongoing Cooperation. In determining to accept the Offer, the Commission has considered the following undertaking by Respondents:

Respondents shall cooperate fully with the Commission in any and all investigations, litigations or other proceedings relating to or arising from the matters described in the Order. In connection with such cooperation, Respondents have undertaken:

a. To produce, without service of a notice or subpoena, any and all documents and other information requested by the Commission's staff;

b. To use its best efforts to cause their employees to be interviewed by the Commission's staff at such times as the staff reasonably may direct;

c. To use its best efforts to cause their employees to appear and testify truthfully and completely without service of a notice or subpoena in such investigations, depositions, hearings or trials as may be requested by the Commission's staff; and

d. That in connection with any testimony of Respondents to be conducted at deposition, hearing or trial pursuant to a notice or subpoena, Respondents:

i. Agree that any such notice or subpoena for Respondents' appearance and testimony may be served by regular mail on their attorney, Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019, attn: Stephen DiPrima, Esq.; and

ii. Agree that any such notice or subpoena for Respondents' appearance and testimony in an action pending in a United States District Court may be served, and may require testimony, beyond the territorial limits imposed by the Federal Rules of Civil Procedure.

137. Compliance and Oversight Structure (BACAP and BACAP Distributors). BACAP and BACAP Distributors shall maintain a compliance and ethics oversight infrastructure having the following characteristics:

a. BACAP and BACAP Distributors shall maintain a Code of Ethics Oversight Committee having responsibility for all matters relating to issues arising under the BACAP and BACAP Distributors Codes of Ethics. The Codes of Ethics Oversight Committee shall be comprised of senior executives

of BACAP's and BACAP Distributors' operating businesses. BACAP and BACAP Distributors shall hold at least quarterly meetings of the Codes of Ethics Oversight Committee to review violations of the Codes of Ethics, as well as to consider policy matters relating to the Codes of Ethics. BACAP and BACAP Distributors shall report on issues arising under the Codes of Ethics to the extent relating to fund business, including all violations thereof, to the Audit Committee of the Board of Trustees of the Nations Funds with such frequency as the Audit Committee of the Board of Trustees of the Nations Funds may instruct, and in any event at least quarterly, provided however that any material violation shall be reported promptly.

b. BACAP and BACAP Distributors shall establish an Internal Compliance Controls Committee to be chaired by either BACAP's Chief Compliance Officer or BACAP Distributors' Chef Compliance Officer, which Committee shall have as its members senior executives of BACAP's and BACAP Distributors' operating businesses. Notice of all meetings of the Internal Compliance Controls Committee shall be given to the independent trustees of the Nations Funds mutual funds, who shall be invited to attend and participate in such meetings. The Internal Compliance Controls Committee shall review compliance issues throughout the business of BACAP and BACAP Distributors, endeavor to develop solutions to those issues as they may arise from time to time, and oversee implementation of those solutions. The Internal Compliance Controls Committee shall provide reports on internal compliance matters to the Audit Committee of the Board of Trustees of the Nations Funds mutual funds with such frequency as the independent trustees of such funds may instruct, and in any event at least quarterly. BACAP and BACAP Distributors shall also provide to the Board of Managers of BACAP and the Board of Managers of BACAP Distributors the same reports of the Code of Ethics Oversight Committee and the Internal Compliance Controls Committee that it provides to the Audit Committee of the Board of Trustees of the Nations Funds mutual funds.

c. BACAP and BACAP Distributors shall establish and staff a full-time senior-level position whose responsibilities shall include compliance matters related to conflicts of interests. This officer will report directly to the Chief Compliance

Officer of BACAP and/or BACAP Distributors.

d. BACAP and BACAP Distributors shall require that BACAP's Chief Compliance Officer or a member of his or her staff review compliance with the policies and procedures established to address compliance issues under the Investment Advisers Act and Investment Company Act and that any violations be reported to the Internal Compliance Controls Committee.

e. BACAP and BACAP Distributors shall require the Chief Compliance Officer of BACAP to report to the independent trustees of the Nations Funds mutual funds any breach of fiduciary duty and/or the federal securities laws of which he or she becomes aware in the course of carrying out his or her duties, with such frequency as the independent trustees of the Nations Funds mutual funds may instruct, and in any event at least quarterly, provided however that any material breach (i.e., any breach that would be important, qualitatively or quantitatively, to a reasonable trustee) shall be reported promptly.

f. BACAP and BACAP Distributors shall establish a corporate ombudsman to whom BACAP and BACAP Distributors employees may convey concerns about BACAP and/or BACAP Distributors business matters that they believe implicate matters of ethics or questionable practices. BACAP and BACAP Distributors shall establish procedures to investigate matters brought to the attention of the ombudsman, and these procedures shall be presented for review and approval by the independent trustees of the Nations Funds mutual funds. BACAP and BACAP Distributors shall also review matters to the extent relating to fund business brought to the attention of the ombudsman, along with any resolution of such matters, with the independent trustees of the Nations Funds mutual funds with such frequency as the independent trustees of such funds may instruct.

138. Compliance and Oversight Structure (BAS). BAS shall maintain a compliance and ethics oversight infrastructure having the following characteristics:

a. BAS shall maintain a Code of Ethics Oversight Committee having responsibility for all matters relating to issues arising under the BAS Code of Ethics. The Code of Ethics Oversight Committee shall be comprised of senior executives

of BAS's operating businesses. BAS shall hold at least quarterly meetings of the Code of Ethics Oversight Committee to review violations of the Code of Ethics, as well as to consider policy matters relating to the Code of Ethics. BAS shall report promptly on material issues arising under the Code of Ethics, including all violations thereof, to the Board of Managers of BAS.

b. BAS shall establish an Internal Compliance Controls Committee to be chaired by BAS's Chief Compliance Officer, which Committee shall have as its members senior executives of BAS's operating businesses. The Internal Compliance Controls Committee shall review compliance issues throughout the business of BAS, endeavor to develop solutions to those issues as they may arise from time to time, and oversee implementation of those solutions. The Internal Compliance Controls Committee shall provide reports on material internal compliance matters to the Board of Managers of BAS with such frequency as the Board of Managers of BAS may instruct, and in any event at least quarterly.

c. BAS shall require the Chief Compliance Officer of BAS to report promptly to the Board of Managers of BAS any material violation of the federal securities laws of which he or she becomes aware in the course of carrying out his or her duties.

d. BAS shall establish a corporate ombudsman to whom BAS employees may convey concerns about BAS business matters that they believe implicate matters of ethics or questionable practices. BAS shall establish procedures to investigate matters brought to the attention of the ombudsman, and these procedures shall be presented for review and approval by the Board of Managers of BAS.

139. Independent Distribution Consultant. Respondents shall retain, within 10 days of the date of entry of the Order, the services of an Independent Distribution Consultant not unacceptable to the staff of the Commission and the independent trustees of the Nations Funds mutual funds. The Independent Distribution Consultant's compensation and expenses shall be borne exclusively by Respondents. Respondents shall cooperate fully with the Independent Distribution Consultant and shall provide the Independent Distribution Consultant with access to their files, books, records, and personnel as reasonably requested for the review.

a. Respondents shall require that the Independent Distribution

Consultant develop a Distribution Plan for the distribution of the $375 million in disgorgement and penalty, and any interest or earnings thereon, according to a methodology developed in consultation with Respondents and the independent trustees of the Nations Funds mutual funds and acceptable to the staff of the Commission.

b. Respondents shall require that the Independent Distribution Consultant submit a Distribution Plan to Respondents and the staff of the Commission no more than 100 days after the date of entry of the Order.

c. The Distribution Plan developed by the Independent Distribution Consultant shall be binding unless, within 130 days after the date of entry of the Order, Respondents or the staff of the Commission advises, in writing, the Independent Distribution Consultant of any determination or calculation from the Distribution Plan that it considers to be inappropriate and states in writing the reasons for considering such determination or calculation inappropriate.

d. With respect to any determination or calculation with which Respondents or the staff of the Commission do not agree, such parties shall attempt in good faith to reach an agreement within 160 days of the date of entry of the Order. In the event that Respondents and the staff of the Commission are unable to agree on an alternative determination or calculation, the determinations and calculations of the Independent Distribution Consultant shall be binding.

e. Within 175 days of the date of entry of this Order, Respondents shall require that the Independent Distribution Consultant submit the Distribution Plan for the administration and distribution of disgorgement and penalty funds pursuant to Rule 1101 [17 C.F.R. § 201.1101] of the Commission's Rules Regarding Disgorgement and Fair Fund Plans. Following a Commission order approving a final plan of disgorgement, as provided in Rule 1104 [17 C.F.R. § 201.1104] of the Commission's Rules Regarding Disgorgement and Fair Fund Plans, Respondents shall require that the Independent Distribution Consultant, with Respondents, take all necessary and appropriate steps to administer the final plan for distribution of disgorgement and penalty funds.

f. Respondents shall require that the Independent Distribution

Consultant, for the period of the engagement and for a period of two years from completion of the engagement, not enter into any employment, consultant, attorney-client, auditing or other professional relationship with Respondents, or any of their present or former affiliates, directors, officers, employees, or agents acting in their capacity as such. Respondents shall require that any firm with which the Independent Distribution Consultant is affiliated in performance of his or her duties under the Order not, without prior written consent of the independent Trustees of the Nations Funds mutual funds and the staff of the Commission, enter into any employment, consultant, attorney-client, auditing or other professional relationship with Respondents, or any of their present or former affiliates, directors, officers, employees, or agents acting in their capacity as such for the period of the engagement and for a period of two years after the engagement.

140. Independent Compliance Consultant (BACAP and BACAP Distributors). BACAP and BACAP Distributors shall retain, within 30 days of the date of entry of the Order, the services of an Independent Compliance Consultant not unacceptable to the staff of the Commission and a majority of the independent trustees of the Nations Funds mutual funds. The Independent Compliance Consultant's compensation and expenses shall be borne exclusively by BACAP, BACAP Distributors or their non-investment company affiliates. BACAP and BACAP Distributors shall require the Independent Compliance Consultant to conduct a comprehensive review of BACAP's and BACAP Distributors' supervisory, compliance, and other policies and procedures designed to prevent and detect conflicts of interest, breaches of fiduciary duty, breaches of the Codes of Ethics and federal securities law violations by BACAP, BACAP Distributors and their employees. This review shall include, but shall not be limited to, a review of BACAP's and BACAP Distributors' market timing controls across all areas of its business, a review of the Nations Funds mutual funds' pricing practices that may make those funds vulnerable to market timing, a review of the Nations Funds mutual funds' utilization of short term trading fees and other controls for deterring excessive short term trading, a review of possible governance changes in the Nations Funds mutual fund boards to include committees organized by market sector or other criteria so as to improve compliance, and a review of BACAP's and BACAP Distributors' policies and procedures concerning conflicts of interest, including conflicts arising from advisory services to multiple clients. BACAP and BACAP Distributors shall cooperate fully with the Independent Compliance Consultant and shall provide the Independent Compliance Consultant with access to their files, books, records, and personnel as reasonably requested for the review.

a. BACAP and BACAP Distributors shall require, at the conclusion of the review, which in no event shall be more than 120 days after the date of entry of the Order, the

Independent Compliance Consultant to submit a Report to BACAP, BACAP Distributors, the Board of Trustees of the Nations Funds mutual funds, and the staff of the Commission. BACAP and BACAP Distributors shall require the Independent Compliance Consultant to address in the Report the issues described in paragraph 140 of these undertakings, and to include a description of the review performed, the conclusions reached, the Independent Compliance Consultant's recommendations for changes in or improvements to policies and procedures of BACAP, BACAP Distributors and the Nations Funds mutual funds, and a procedure for implementing the recommended changes in or improvements to BACAP's and BACAP Distributors' policies and procedures.

b. BACAP and BACAP Distributors shall adopt all recommendations with respect to BACAP and BACAP Distributors contained in the Report of the Independent Compliance Consultant; provided, however, that within 150 days after the date of entry of the Order, BACAP and BACAP Distributors shall in writing advise the Independent Compliance Consultant, the Board of Trustees of the Nations Funds mutual funds and the staff of the Commission of any recommendations that it considers to be unnecessary or inappropriate. With respect to any recommendation that BACAP and/or BACAP Distributors considers unnecessary or inappropriate, BACAP and/or BACAP Distributors need not adopt that recommendation at that time but shall propose in writing an alternative policy, procedure or system designed to achieve the same objective or purpose.

c. As to any recommendation with respect to BACAP's and BACAP Distributors' policies and procedures on which BACAP, BACAP Distributors and the Independent Compliance Consultant do not agree, such parties shall attempt in good faith to reach an agreement within 180 days of the date of entry of the Order. In the event BACAP, BACAP Distributors and the Independent Compliance Consultant are unable to agree on an alternative proposal acceptable to the staff of the Commission, BACAP and BACAP Distributors will abide by the determinations of the Independent Compliance Consultant.

d. BACAP and BACAP Distributors: (i) shall not have the authority to terminate the Independent Compliance Consultant, without the prior written approval of a majority

of the independent trustees of the Nations Funds mutual funds and the staff of the Commission; (ii) shall compensate the Independent Compliance Consultant, and persons engaged to assist the Independent Compliance Consultant, for services rendered pursuant to the Order at their reasonable and customary rates; and (iii) shall not be in and shall not have an attorney-client relationship with the Independent Compliance Consultant and shall not seek to invoke the attorney-client or any other doctrine or privilege to prevent the Independent Compliance Consultant from transmitting any information, reports, or documents to the independent trustees of the Nations Funds mutual funds or the Commission.

e. BACAP and BACAP Distributors shall require that the Independent Compliance Consultant, for the period of the engagement and for a period of two years from completion of the engagement, shall not enter into any employment, consultant, attorney-client, auditing or other professional relationship with BACAP, BACAP Distributors, or any of their present or former affiliates, directors, officers, employees, or agents acting in their capacity as such. BACAP and BACAP Distributors shall require that any firm with which the Independent Compliance Consultant is affiliated in performance of his or her duties under the Order shall not, without prior written consent of the independent trustees of Nations Funds mutual funds and the staff of the Commission, enter into any employment, consultant, attorney-client, auditing or other professional relationship with BACAP, BACAP Distributors, or any of their present or former affiliates, directors, officers, employees, or agents acting in their capacity as such for the period of the engagement and for a period of two years after the engagement.

141. Periodic Compliance Review (BACAP and BACAP Distributors). Commencing in 2006, and at least once every other year thereafter, BACAP and BACAP Distributors shall undergo a compliance review by a third party, who is not an interested person, as defined in the Investment Company Act, of BACAP and/or BACAP Distributors. At the conclusion of the review, BACAP and BACAP Distributors shall require the third party to issue a report of its findings and recommendations concerning BACAP's and BACAP Distributors' supervisory, compliance, and other policies and procedures designed to prevent and detect breaches of fiduciary duty, breaches of the Codes of Ethics and federal securities law violations by BACAP, BACAP Distributors and their employees in connection with their duties and activities on behalf of and related to the Nations Funds mutual funds. BACAP and BACAP Distributors shall promptly

deliver each such report to BACAP's Internal Compliance Controls Committee and to the Audit Committee of the Board of Trustees of each Nations Funds mutual fund.

142. Certification (BACAP and BACAP Distributors). No later than twenty-four months after the date of entry of the Order, the chief executive officer of BACAP and BACAP Distributors shall certify to the Commission in writing that BACAP and BACAP Distributors have fully adopted and complied in all material respects with the undertakings set forth in paragraphs 137, 139, 140, 141, 142 and 143, and with the recommendations of the Independent Compliance Consultant or, in the event of material non-adoption or non-compliance, shall describe such material non-adoption and non-compliance.

143. Recordkeeping (BACAP and BACAP Distributors). BACAP and BACAP Distributors shall preserve for a period not less than six years from the end of the fiscal year last used, the first two years in an easily accessible place, any record, except electronic mail as set forth below, of BACAP's and BACAP Distributors' compliance with the undertakings set forth in paragraphs 137, 139, 140, 141, 142 and 143. BACAP and BACAP Distributors shall preserve for a period not less than three years from the end of the fiscal year last used, the first two years in an easily accessible place, any electronic mail record of BACAP's and BACAP Distributors' compliance with the undertakings set forth in paragraphs 137, 139, 140, 141, 142 and 143.

144. Independent Compliance Consultant (BAS). BAS shall retain, within 30 days of the date of entry of the Order, the services of an Independent Compliance Consultant not unacceptable to the staff of the Commission. The Independent Compliance Consultant's compensation and expenses shall be borne exclusively by BAS or its non-investment company affiliates. BAS shall require the Independent Compliance Consultant to conduct a comprehensive review of BAS's supervisory, compliance, and other policies and procedures designed to prevent and detect conflicts of interest, breaches of fiduciary duty, breaches of the Code of Ethics and federal securities law violations by BAS and its employees related to the retail sale and retail brokerage order processing of mutual funds. This review, which relates to the retail sale and retail brokerage order processing of mutual funds, shall include, but shall not be limited to, a review of financial arrangements of BAS in connection with the accounts of any BAS customer through any banking subsidiary or affiliate of Bank of America, a review of credit arrangements between BAS and Bank of America or affiliated entities, a review of BAS's promotion or marketing of mutual funds advised by Bank of America or its subsidiaries to customers of Bank of America or its affiliates, and a review of payments or provisions of information by BAS to assist Bank of America to pay for referrals of any brokerage, investment banking, or other secondary business from Bank of America or any subsidiary or affiliate. BAS shall cooperate fully with the Independent Compliance Consultant and shall provide the Independent Compliance Consultant with access to its files, books, records, and personnel as reasonably requested for the review.

a. BAS shall require that, at the conclusion of the review, which in no event shall be more than 120 days after the date of entry

of the Order, the Independent Compliance Consultant shall submit a Report to BAS and the staff of the Commission. BAS shall require the Independent Compliance Consultant to address in the Report the issues described in paragraph 144 of these undertakings, and to include a description of the review performed, the conclusions reached, the Independent Compliance Consultant's recommendations for changes in or improvements to policies and procedures of BAS, and a procedure for implementing the recommended changes in or improvements to BAS's policies and procedures.

b. BAS shall adopt all recommendations with respect to BAS contained in the Report of the Independent Compliance Consultant; provided, however, that within 150 days after the date of entry of the Order, BAS shall in writing advise the Independent Compliance Consultant and the staff of the Commission of any recommendations that it considers to be unnecessary or inappropriate. With respect to any recommendation that BAS considers unnecessary or inappropriate, BAS need not adopt that recommendation at that time but shall propose in writing an alternative policy, procedure or system designed to achieve the same objective or purpose.

c. As to any recommendation with respect to BAS's policies and procedures on which BAS and the Independent Compliance Consultant do not agree, such parties shall attempt in good faith to reach an agreement within 180 days of the date of entry of the Order. In the event BAS and the Independent Compliance Consultant are unable to agree on an alternative proposal acceptable to the staff of the Commission, BAS will abide by the determinations of the Independent Compliance Consultant.

d. BAS: (i) shall not have the authority to terminate the Independent Compliance Consultant, without the prior written approval of the staff of the Commission; (ii) shall compensate the Independent Compliance Consultant, and persons engaged to assist the Independent Compliance Consultant, for services rendered pursuant to the Order at their reasonable and customary rates; and (iii) shall not be in and shall not have an attorney-client relationship with the Independent Compliance Consultant and shall not seek to invoke the attorney-client or any other doctrine or privilege to prevent the Independent Compliance Consultant from transmitting any information, reports, or documents to the

Commission.

e. BAS shall require that the Independent Compliance Consultant, for the period of the engagement and for a period of two years from completion of the engagement, shall not enter into any employment, consultant, attorney-client, auditing or other professional relationship with BAS or any of its present or former affiliates, directors, officers, employees, or agents acting in their capacity as such. Any firm with which the Independent Compliance Consultant is affiliated in performance of his or her duties under the Order shall not, without prior written consent of the staff of the Commission, enter into any employment, consultant, attorney-client, auditing or other professional relationship with BAS or any of its present or former affiliates, directors, officers, employees, or agents acting in their capacity as such for the period of the engagement and for a period of two years after the engagement.

145. Periodic Compliance Review (BAS). Commencing in 2006, and at least once every other year thereafter, BAS shall undergo a compliance review by a third party, who is not an interested person, as defined in the Investment Company Act, of BAS. At the conclusion of the review, BAS shall require the third party to issue a report of its findings and recommendations concerning BAS's supervisory, compliance, and other policies and procedures designed to prevent and detect breaches of fiduciary duty, breaches of the Code of Ethics and federal securities law violations by BAS and its employees in connection with the retail sales and brokerage order processing of mutual funds. BAS shall promptly deliver each such report to BAS's Board of Managers.

146. Certification (BAS). No later than twenty-four months after the date of entry of the Order, the chief executive officer of BAS shall certify to the Commission in writing that BAS has fully adopted and complied in all material respects with the undertakings set forth in paragraphs 138, 139, 144, 145, 146 and 147, and with the recommendations of the Independent Compliance Consultant or, in the event of material non-adoption or non-compliance, shall describe such material non-adoption and non-compliance.

147. Recordkeeping (BAS). BAS shall preserve for a period not less than six years from the end of the fiscal year last used, the first two years in an easily accessible place, any record, except electronic mail as set forth below, of BAS's compliance with the undertakings set forth in paragraphs 138, 139, 144, 145, 146 and 147. BAS shall preserve for a period not less than three years from the end of the fiscal year last used, the first two years in an easily accessible place, any electronic mail record of BAS's compliance with the undertakings set forth in paragraphs 138, 139, 144, 145, 146 and 147.

148. Obligations of Successor to BAS. In the event that responsibility for the retail sales and retail brokerage order processing of mutual funds shall be transferred from BAS to a successor affiliated entity ("Successor"), Successor shall comply with the undertakings set forth in paragraphs 138, 139, 144, 145, 146 and 147.

149. Deadlines. For good cause shown, the Commission's staff may extend any of the procedural dates set forth above.

IV.

In view of the foregoing, the Commission deems it appropriate and in the public interest to impose the sanctions agreed to in Respondents Offers. Accordingly, it is hereby ORDERED, effectively immediately, that:

A. Pursuant to Section 203(e) of the Advisers Act, BACAP is hereby censured.

B. Pursuant to Section 203(e) of the Advisers Act and Section 15(b)(4) of the Exchange Act, BACAP Distributors is hereby censured.

C. Pursuant to Section 15(b)(4) of the Exchange Act, BAS is hereby censured.

D. Pursuant to Section 203(k) of the Advisers Act and Section 9(f) of the Investment Company Act, Respondent BACAP shall cease and desist from committing or causing any violations and any future violations of Sections 206(1) and 206(2) of the Advisers Act, Sections 17(d), 20(a) and 34(b) of the Investment Company Act and Rules 17d-1 and 20a-1 thereunder.

E. Pursuant to Section 8A of the Securities Act, Sections 21C of the Exchange Act, Section 203(k) of the Advisers Act and Section 9(f) of the Investment Company Act, Respondent BACAP Distributors shall cease and desist from committing or causing any violations and any future violations of Section 17(a) of the Securities Act, Sections 10(b) and 15(c) of the Exchange Act and Rules 10b-5 and 15c1-2 thereunder and Section 17(d) of the Investment Company Act and Rule 17d-1 thereunder, and from causing any violations and any future violations of Section 34(b) of the Investment Company Act and Sections 206(1) and 206(2) of the Advisers Act.

F. Pursuant to Section 8A of the Securities Act, Sections 21C of the Exchange Act, Section 203(k) of the Advisers Act and Section 9(f) of the Investment Company Act, Respondent BAS shall cease and desist from committing or causing any violations and any future violations of Section 17(a) of the Securities Act, Sections 10(b), 15(c) and 17(a) of the Exchange Act and Rules 10b-5, 15c1-2, 17a-3 and 17a-4 thereunder and

Rule 22c-1, as adopted under Section 22(c) of the Investment Company Act, and from causing any violations and any future violations of Section 34(b) of the Investment Company Act and Sections 206(1) and 206(2) of the Advisers Act.

G. Disgorgement and Civil Money Penalties. BAS, BACAP, and BACAP Distributors shall, within 20 days of the entry of this Order, pay, on a joint and several basis, disgorgement in the total amount of $250,000,000 ("Disgorgement") and civil money penalties in the amount of $125,000,000 ("Penalties"), for a total payment of $375,000,000.

a. Such payment shall be: (A) made by wire transfer, United States postal money order, certified check, bank cashier's check or bank money order; (B) made payable to the Securities and Exchange Commission; (C) wired, hand-delivered, or mailed to the Office of Financial Management, Securities and Exchange Commission, Operations Center, 6432 General Green Way, Stop 0-3, Alexandria, VA 22132; and (D) submitted under cover letter that identifies BACAP, BACAP Distributors, and BAS as Respondents in these proceedings, the file number of these proceedings, a copy of which cover letter, wire transfer instruction, money order, or check shall be sent to Mark K. Schonfeld, Regional Director, Securities and Exchange Commission, Division of Enforcement, Northeast Regional Office, 233 Broadway, New York, NY, 10279.

b. There shall be, pursuant to Section 308(a) of the Sarbanes-Oxley Act of 2002, a Fair Fund established for the funds described in Section IV.G. Regardless of whether any such Fair Fund distribution is made, amounts ordered to be paid as civil money penalties pursuant to this Order shall be treated as penalties paid to the government for all purposes, including all tax purposes. To preserve the deterrent effect of the civil penalty, Respondents agree that they shall not, in any Related Investor Action, benefit from any offset or reduction of any investor's claim by the amount of any Fair Fund distribution to such investor in this proceeding that is proportionately attributable to the civil penalty paid by Respondents ("Penalty Offset"). If the court in any Related Investor Action grants such an offset or reduction, Respondents agree that they shall, within 30 days after entry of a final order granting the offset or reduction, notify the Commission's counsel in this action and pay the amount of the Penalty Offset to the United States Treasury or to a Fair Fund, as the Commission directs. Such a payment shall not be deemed an additional civil penalty and shall not be deemed to change the amount of the civil penalty imposed against Respondents in this proceeding. For purposes of this paragraph, a "Related Investor Action" means a private damages action brought against Respondent by or on behalf of one or more investors based on

substantially the same facts as alleged in the Order in this proceeding.

H. Respondents shall comply with the undertakings set forth in paragraphs 137 through 147 above.

I. Other Obligations and Requirements. Nothing in this Order shall relieve Respondents or any Nations Fund mutual fund of any other applicable legal obligation or requirement, including any rule adopted by the Commission subsequent to this Order.

By the Commission.

Jonathan G. Katz
Secretary

EXHIBIT B

Execution Copy
(January 31, 2005)

ATTORNEY GENERAL OF THE STATE OF NEW YORK
BUREAU OF INVESTMENT PROTECTION
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In the Matter of

BANC OF AMERICA CAPITAL MANAGEMENT, LLC,
BACAP DISTRIBUTORS, LLC, and BANC OF AMERICA
SECURITIES, LLC

---X

ASSURANCE OF DISCONTINUANCE
PURSUANT TO EXECUTIVE LAW § 63 (15)

WHEREAS, pursuant to the provisions of the Martin Act (Article 23-A of the General Business Law), Eliot Spitzer, Attorney General of the State of New York, commenced an investigation in July 2003 into the practices, procedures and conduct of Banc of America Capital Management, LLC and its predecessor, Banc of America Advisors, LLC (individually and collectively, "BACAP"), BACAP Distributors, LLC ("BACAP Distributors"), and Banc of America Securities, LLC ("BAS") (individually and collectively, "Respondents") during the period 1998 through September 2003 respecting: (a) market timing of mutual funds; and (b) late trading of mutual funds (collectively, the "Investigation");[1]

WHEREAS, the Investigation was conducted in cooperation with an investigation by the U.S. Securities and Exchange Commission ("SEC") of Respondents;

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[1]"Market timing" refers to the practice of short-term investing in mutual fund shares and/or the exploitation of pricing inefficiencies in mutual fund share pricing. "Late trading" refers to obtaining a given day's mutual fund share price for orders to buy, sell or exchange shares that were placed after the close of the market on that day.

WHEREAS, BACAP was and is the investment advisor to all mutual funds or series, in the Nations Funds mutual fund complex, (the "Nations Funds") and a subsidiary of Bank of America, N.A., that does business in New York, New York;

WHEREAS, BACAP Distributors is an investment adviser, broker-dealer and acted as the distributor and administrator of the Nations Funds;

WHEREAS, BAS is a full-service investment bank, a broker-dealer and a subsidiary of Bank of America Corporation;

WHEREAS, in the course of the Investigation, numerous witnesses were interviewed and/or deposed and extensive documentary evidence was reviewed;

WHEREAS, Respondents have cooperated in the Investigation by producing documentary evidence and witnesses and identifying evidence relevant to the Investigation;

WHEREAS, the Investigation revealed that certain practices by Respondents have violated the Martin Act, Executive Law, §63 (12), and the General Business Law, §349;

WHEREAS, Respondents have advised regulators of their desire to resolve the Investigation;

WHEREAS, BACAP and BACAP Distributors agree to reduce the management fees charged to certain Nations Funds distributed to retail investors in the United States;

WHEREAS, BACAP agrees not to manage or advise the Nations Funds unless the Nations Funds agree to and do implement certain changes with respect to the corporate governance of the Nations Funds, and to maintain a certain compliance and ethics corporate structure;

WHEREAS, Respondents agree to make certain payments; and

WHEREAS, the Attorney General finds the following sanctions appropriate and in the public interest and Respondents agree to the sanctions provided herein;

NOW THEREFORE, the Attorney General, based upon the Investigation, makes the following findings:

FINDINGS

1. BACAP, a subsidiary of Bank of America, N.A. which in turn, is a subsidiary of Bank of America Corporation ("Bank of America"), is registered as an investment adviser. From January 1, 2003 to present, BACAP (Banc of America Capital Management, LLC) managed and advised the Nations Funds. BACAP has ultimate responsibility for overseeing the day-to-day management of the Nations Funds. BACAP is the successor to Banc of America Advisors, LLC ("BAA"), a registered investment adviser that managed and advised the Nations Funds prior to January 1, 2003.

2. BACAP Distributors, a subsidiary of Bank of America, N.A., and an affiliate of Nations Funds, is a registered investment adviser as well as a registered broker-dealer. From January 1, 2003 to present, BACAP Distributors acted as the distributor and administrator of the Nations Funds. Prior to January 1, 2003, BAA and Stephens Inc. served as co-administrators and co-distributors of Nations Funds. (For such prior period, references to "BACAP Distributors" includes BAA.) As of March 31, 2004, BACAP advised more than $200.8 billion, including more than $128.6 billion under management in the Nations Funds family of funds.

3. BAS, a subsidiary of Bank of America, is a full-service investment bank and brokerage firm with principal offices in San Francisco, California, New York, New York, and Charlotte, North Carolina. BAS is an investment adviser as well as a registered broker dealer.

4. Nations Funds Trust, the registrant and issuer of the shares of the Nations Funds, is an open-end investment company under the Investment Company Act of 1940. As of March 31, 2004, Nations Funds Trust offered fifty-six different portfolios. Nations Funds Trust is organized under Delaware law.

5. Theodore C. Sihpol, III ("Sihpol") was a broker in BAS's high-net worth group in Manhattan, New York. Sihpol resides in New Canaan, Connecticut.

6. Canary Capital Partners, LLC, is a New Jersey limited liability company with offices at 400 Plaza Drive, Secaucus, New Jersey.

7. Canary Investment Management, LLC, is a New Jersey limited liability company with offices at 400 Plaza Drive, Secaucus, New Jersey.

8. Canary Capital Partners, Ltd., is a Bermuda limited liability company.

9. Edward J. Stern ("Stern") is a resident of New York, New York and was the managing principal of Canary Capital Partners, LLC, Canary Investment Management, LLC, and Canary Capital Partners, Ltd (collectively, "Canary").

10. The Attorney General has jurisdiction over this matter pursuant to the Martin Act, Executive Law §63, and the General Business Law, §349.

A. Summary

11. From as early as July 2000 and continuing through July 2003, BACAP, the investment adviser to the Nations Funds, as well as BACAP Distributors, the distributor and administrator for Nations Funds, allowed certain market timing clients to engage in short-term or excessive trading and never disclosed this fact to other investors.

12. During this period, BACAP and BACAP Distributors entered into arrangements with two entities, allowing them to engage in frequent short-term trading in at least 13 Nations Funds mutual funds, including international funds. BACAP and BACAP Distributors knew and approved of the short-term trading arrangements, and allowed the arrangements to continue despite knowing that such trading could be detrimental to Nations Funds shareholders. These arrangements increased the advisory fees earned by BACAP and the distribution fees earned by BACAP Distributors. Moreover, in connection with one of these arrangements, BACAP received "sticky assets" – long-term investments that were to remain in place in return for allowing the client to market time the funds.

13. Throughout the relevant period, BACAP and BACAP Distributors did not disclose to Nations Funds' shareholders the special arrangements made with these short-term traders and the potential harm these arrangements posed to the relevant Nations Funds. BACAP and BACAP Distributors also did not disclose the resulting conflicts of interest these arrangements created between BACAP, BACAP Distributors, and Nations Funds' shareholders. These non-disclosures constituted material omissions of fact. The trades made pursuant to these relationships were also contrary to representations to various clearing broker dealers made by BACAP that Nations Funds would not allow more than eight exchanges per fund account per year because of the harmful effect of short-term trading on Nations Funds.

14. Moreover, in accordance with exceptions approved by the Board of Trustees of Nations Funds, one of these clients was exempted from a redemption fee on short-term trades in certain Nations Funds international equity mutual funds. BACAP and BACAP Distributors did not disclose the existence of this approved timing relationship, or the fact that this client was

being exempted from the redemption fee, in prospectuses and proxy statements issued to shareholders and potential shareholders.

15. BACAP had a fiduciary duty to act at all times in the best interests of the Nations Funds and their shareholders. As a result, BACAP had an affirmative obligation to act in the utmost good faith and to provide full and fair disclosure of all material facts, including conflicts of interest, to Nations Funds' shareholders. It further had an affirmative obligation to act with reasonable care to avoid misleading prospective investors in the Nations Funds.

16. By placing its own interests in generating fees for itself and affiliated entities above those of Nations Funds' shareholders, and by failing to disclose these arrangements and resulting conflicts of interest, BACAP breached its fiduciary duty to shareholders in the funds where the short-term or excessive trading took place.

17. At the same time, BAS facilitated market timing and late trading by some introducing broker dealers and a hedge fund at the expense of shareholders of Nations Funds and other mutual fund families.

18. These entities effected their late trading through BAS's "Special Mutual Fund Order Entry System." Once granted access to BAS's Special Mutual Fund Order Entry System, BAS's clients could and did enter mutual fund trade orders as late as 7:00 p.m. ET. BAS either knew that these entities were engaged in late trading or recklessly disregarded the obvious risk of late trading through this system.

19. BAS also provided its introducing broker-dealer clients with account management tools and other assistance that enabled the introducing broker-dealers to conceal the market timing activities of their clients from unsuspecting mutual funds. BAS facilitated the submission

of hundreds of market timing trades by these broker-dealers after the mutual funds in question had acted to block these entities from further trading.

B. Facts

Market Timing and Late Trading

20. Market timing can harm other mutual fund shareholders because it can dilute the value of their shares. Market timing can also disrupt the management of the mutual fund's investment portfolio and cause the targeted mutual fund to incur costs borne by other shareholders to accommodate frequent buying and selling of shares by the market timer.

21. Mutual funds are required to disclose in their prospectuses the time as of which the NAV (net asset value) is set for purposes of determining the price at which shareholders may buy or redeem mutual fund shares.

22. For example, the August 1, 2001 prospectus for Nations Funds Primary A Shares states that orders received "before the end of a business day (usually 4:00 p.m. Eastern time, unless the NYSE closes early) will receive that day's net asset value per share. Orders received after the end of a business day will receive the next business day's net asset value per share."

23. Mutual fund prospectuses also disclose whether the mutual fund has designated a principal underwriter, dealer, or any other person as authorized to consummate transactions in shares issued by the fund. For example, the August 1, 2003 prospectus for Nations Funds Primary A Shares disclosed that BACAP Distributors was the exclusive distributor (*i.e.*, principal underwriter) of Nations Funds shares. The selling agreement between BACAP Distributors -- the exclusive distributor of Nations Funds' shares -- and BAS identified BAS as a financial intermediary authorized to offer and sell Nations Funds' shares. Pursuant to the January 1, 2003

distribution agreement, BACAP Distributors warranted to Nations Funds Trust that it would "offer and sell Shares at the applicable public offering price or the net asset value next determined after an order is received."

24. Late trading enables the trader to profit from market events that occur after 4:00 p.m. but that are not reflected in that day's price. In particular, the late trader obtains an advantage – at the expense of the other shareholders of the mutual fund – when he learns of market moving information and is able to purchase (or sell) mutual fund shares at prices set *before* the market moving information was released.

25. Permitting late trading harms other shareholders and the mutual fund.

<u>BACAP's Timing Policies</u>

26. At all times during the existence of the approved timing relationships, BACAP had internal policies designed to identify and prevent market timing in Nations Funds. As disclosed in the August 1, 2001 prospectus for Nations Funds Primary A Shares, Nations Funds reserved the right to "limit the number of exchanges that [an investor] can make within a specified period of time." In order to effectuate this policy, BACAP's "timing police" regularly obtained and reviewed transaction reports to identify potential market timing transactions. Once a transaction was identified as a possible "market timing" trade, BACAP's "timing police" would instruct the transfer agent to block the transaction and would alert the clearing broker of the block.

27. In an April 26, 2001 letter to one such clearing broker, BACAP described Nations Funds' market timing policy: "Nations Funds believes that market-timing activity can be detrimental to fund performance and portfolio management, which is not in the best interests of

shareholders. As stated in the prospectus, Nations Funds reserves the right to limit the number of share exchanges within a specified time period." The letter defined Nations Funds' "policy with respect to exchange activity" as limiting exchanges to "a maximum of eight, per fund account, per rolling 365-day period (i.e., the 12 months prior to the most recent exchange)," and disclosed that "[e]xchange privileges will be suspended on a particular fund account after there have been eight exchanges in the fund account during a rolling 365-day period."

28. BACAP revised its internal market timing policies in August 2002. In a letter sent to at least fifteen "firms identified as market timers," BACAP informed these entities that "Nations Funds has the following policy with respect to redemptions either by selling shares or exchanging into another Fund." The letter continued: "Generally, exchange purchases are limited to a maximum of three per fund account, per rolling 28 day period. Additionally they are limited to a maximum of eight, per fund account, per rolling 365-day period...."

29. In addition to the prospectuses and letters to clearing brokers, BACAP also disclosed its market timing policies in "due diligence" questionnaires provided to potential large investors. For example, in response to a question in an April 2001 due diligence questionnaire regarding Nations Funds' market timing policies, BACAP responded that Nations Funds "does monitor for 'hot money' flows and seeks to exclude short-term investors from investing. Historically, there have been occasional examples of market timing; however, the advisor has taken steps to identify these accounts and has refused to accept investments from these shareholders."

BACAP's Approved Timing Relationships

The TranSierra Capital Relationship

30. In July 2000, a financial adviser affiliated with TranSierra Capital, LLC ("TranSierra") contacted a Nations Fund sales representative via e-mail about commencing a new timing relationship with Nations Funds. The adviser requested permission for her clients to "make at least 12 and not more than 20 'round trips'" between Nations Funds' Municipal Income Fund and a money market fund. The adviser also expressed interest in timing Nations Funds' California Tax Free Fund and California Municipal Bond Fund under the same parameters.

31. As the adviser informed the sales representative, two years earlier TranSierra had received "approval from Nations to place up to $4 million in the Nations Municipal Income A (NMUIX)" and to engage in twelve to twenty "round trips" between that fund and a Nations Fund money market fund. Due to underutilization of that timing capacity, and a desire to time additional funds, the adviser sought the portfolio manager's renewed approval for additional market timing trades.

32. The portfolio manager approved TranSierra's timing request. Neither the portfolio manager nor any BACAP employee conducted any analysis to determine whether shareholders of these funds would be harmed by TranSierra's transactions.

33. In October 2000, and again in June 2001, BACAP's "timing police" identified and issued stop orders for market timing transactions by TranSierra. When the "timing police" learned about the portfolio manager's approval, BACAP lifted the stop orders.

34. The TranSierra relationship continued until the portfolio manager who approved the relationship left BACAP in mid-2003. When the new portfolio manager complained to

BACAP's "timing police" in June 2003 that these transactions interfered with fund management and harmed performance, BACAP terminated the relationship. By that time, however, TranSierra had executed 524 transactions in three Nations Funds (Nations Municipal Income Fund, Nations Intermediate Municipal Bond Fund and Nations California Municipal Bond Fund), reaping almost $2 million in profits.

The Canary Relationship

35. BAS initiated the relationship with Canary through a "cold call" by Theodore Sihpol, a broker in BAS's high-net worth group. Sihpol followed up on this initial telephone contact through a personal meeting with Stern in early April 2001.

36. During this meeting, Stern outlined Canary's approach to timing mutual funds and results it had achieved doing so. Stern asked if Canary would be allowed to time Nations Funds, and proposed that Bank of America, N.A. lend Canary the money to do so and that BAS provide clearing services for the trades. Sihpol agreed to seek approval from his superiors.

37. Later that month, Sihpol invited Stern to attend a meeting at BAS's New York offices to explain further the proposal. During this meeting, Stern and two of Canary's traders explained their strategy to a group of BAS officers, including Sihpol. Stern and the traders discussed their credit needs and presented a list of Nations Funds they would most like to time.

38. To obtain approval for Canary's proposed timing transactions, Sihpol called the co-President of BACAP. Sihpol explained Canary's request to BACAP's co-President, including that Canary would be willing to commit "permanent" assets in certain Nations Funds in exchange for permission to time other, more volatile, funds. Sihpol opined that establishing a relationship with Stern could result in BAS wresting management responsibilities for the Stern

family fortune from a competitor.

39. Following the call with Sihpol, BACAP's co-President discussed the proposal with BACAP's Chief Administrative Officer ("CAO"). BACAP's CAO stated that he did not like the proposal because permitting Canary to time Nations Funds, while actively precluding other market timers, would send conflicting messages to the BACAP sales force. However, BACAP's co-President explained that granting Canary timing capacity would strengthen BACAP's relationship with BAS's high net-worth group and lead to increased investments in Nations Funds by these clients.

40. BACAP's co-President contacted the portfolio managers for three of the four Nations Funds Canary wished to time. In each of these conversations -- which lasted only a few minutes -- BACAP's co-President explained that Canary intended to time up to 1% of the fund's assets under management, and that Canary would average one "round trip" between the timed fund and a money market fund per week. Although the portfolio managers acceded to the request, no one performed any analysis to determine what, if any, harm would result to the funds' shareholders due to Canary's transactions.

<u>Canary Memorializes the Relationship</u>

41. On May 1, 2001, Stern sent Sihpol a letter confirming the Nations Funds Canary was going to time and providing the dollar amounts of timing for each fund. As described in the memorandum, Canary would initially time four funds -- Nations Convertible Securities Fund, Nations International Equity Fund, Nations Emerging Markets Fund and Nations Small Company Fund -- in an aggregate amount of $16.8 million. The short term trading would average one "round turn" per week. After selling a fund, the proceeds of the sale were to be deposited into a

money market or short-term bond fund until Canary decided to "redeploy" it for the next timing trade in the "approved" Nations Funds.

42. The letter further confirmed the understanding reached with respect to order processing and BAS's intention to provide financing for Canary's trades. Stern wrote that "We plan on transacting our trades manually at first (via Fax), at a time of day that is a little bit earlier than ... specified in our first meeting. As soon as we can work out our lending arrangement with the bank and begin transacting electronically via [the Special Mutual Fund Order Entry System], we will draw down leverage against the capital we have deployed in the Nations funds, effectively increasing our trading capital with your firm to $32 million. If all goes well, this capital should grow larger as we get a sense of what trades can and cannot be done via the Banc of America Securities Platform. We really would like to get going with [the Special Mutual Fund Order Entry System] and begin trading electronically as soon as possible."

43. Stern also confirmed that in return for allowing such timing activity Canary would commit "permanent" capital to Nations Funds in an amount equal to the capital used to "time" other Nations Funds.

44. Sihpol forwarded Canary's letter to BACAP's co-President. Sihpol also advised BACAP's co-President of the Canary entities which would be used to time trades and that a Canary affiliate would be "making the dollar for dollar investment in the two short-term government funds."

45. BACAP's co-President forwarded the Canary letter and Sihpol's e-mail to various senior managers within BACAP as well as certain portfolio managers. As BACAP's co-President noted in his accompanying e-mail message, "I've spoken to a number of you about this

day trading exception. The account is the Stern family, a significant and growing GCIB/Bank relationship. Also, nice incentive of matching funds in the Short-Intmdt. Gov't Fund.... thanks, and let me know if there are any issues." BACAP's co-President also requested that BACAP's CAO notify one of the three sub-advisers for the international funds that a BAS client had been approved to time funds managed by these advisers.

Canary's Requests For Additional Market Timing Capacity

46. Shortly after securing approval to time certain Nations Funds, Canary, through Sihpol, began to ask for more timing capacity. Between May 2001 and January 2003, Canary made eight requests for either access to new funds or increases in agreed-upon limitations.

47. Canary's numerous requests exacerbated the difficulties caused by BACAP's failure to monitor Canary's adherence to agreed-upon limitations. For example, in response to an August 2001 request by Sihpol for additional timing capacity in Nations International Equity Fund, BACAP's co-President responded that "there should not be any timing in International Equity – they can't handle it." When Sihpol reminded BACAP's co-President that Nations International Equity Fund was "one of the original funds that [the Canary entities] were approved to trade from the out start (sic)," BACAP's co-President denied the request for additional capacity. Despite BACAP's co-President's statement that the Nations International Equity Fund "can't handle" market timing transactions, Canary continued to time the Nations International Equity Fund.

48. BACAP's failure to establish procedures to monitor Canary's compliance with agreed-upon limitations also permitted Canary routinely to exceed these limitations. Moreover, even when BACAP identified situations where Canary violated these limitations, BACAP did

not terminate the Canary relationship.

49. For example, in December 2002, a portfolio manager informed BACAP's "timing police" that Canary's transactions interfered with portfolio management. In the course of investigating this complaint, the "timing police" learned that Canary had exceeded transaction and trade frequency limitations for at least two Nations Funds. Having been caught by the "timing police," Canary agreed to conform its trading patterns for these funds. However, Sihpol subsequently highlighted this "important" concession to BACAP's co-President as additional "leverage for the new [timing] space" previously discussed between Stern, Sihpol and BACAP's co-President.

50. BACAP's failure to monitor Canary's transactions also prevented BACAP from minimizing harm caused by these transactions. On March 12, 2003, Canary invested approximately $1.6 million in Nations Managed Index Fund. The following morning, a member of the portfolio management group for the fund alerted BACAP's "timing police" in an internal e-mail that BACAP's failure to provide advance notification of such significant transactions harmed long-term shareholders: "We get notified of mutual fund inflows the morning AFTER the client has bought or sold into the fund. If the cash flows are a small percentage of a fund's assets, the timing mis-match does not meaningfully impact performance. However, if the cash flow is a meaningful percentage of the fund, the timing mis-match can turn out to have enormous implications. Example: This morning in the managed index fund, NMIMX, we had an inflow of 5% of the funds assets (which is great!). The client is going to get into the fund at yesterday's price. We were notified about the flow this morning. The market opened up 2%, which is where we bought futures to hedge the flow. The net result is that the fund is now approximately 10bp

[basis points] behind the index. This has huge negative implications."

51. BACAP attempted to address this issue by arranging through discussions with Stern in late March 2003 for Canary to provide notification of "likely" index fund transactions. However, Canary did not always provide the requested notification. And even when Canary provided e-mail notification of "likely" transactions, this notification did not enable the portfolio managers to prevent shareholder dilution.

52. For example, on May 12, 2003, the portfolio manager for Nations MidCap Index Fund informed the "timing police" in an internal e-mail that "the PB [Private Bank] has a client [Canary] who trades $9 million in and out of the midcap index fund all the time. It wasn't so bad when he held his positions for a while, but now he's trading extremely short swings, sometimes with holding periods of only a day. The impact of this has been lessened since we have been getting notification in time to hedge at the close, but there is still a cost that's being borne by other fund shareholders."

53. The following day, Canary redeemed its May 12, 2003 purchase. However, the portfolio manager did not receive notification about the Canary trade until after the close and therefore could not hedge against this transaction. The portfolio manager informed senior BACAP executives in an e-mail about the untimely notification and requested that these executives prevent further transactions by Canary in the fund.

54. Two days later, Canary made another purchase in the Nations Funds' Mid-Cap Index Fund, a position Canary redeemed a day later. As the portfolio manager complained in an e-mail titled "Surely this has to be the final trade," "The $9m that came into midcap yesterday is going out today. That's two round trips this week. The next time he comes in, we absolutely

have to be able to DK [reject] the trade. Enough is enough." BACAP halted Canary's timing activity in this fund several days later.

55. Between May 2001 and July 2003, Canary had as much as $70 million in approved timing space in ten Nations Funds mutual funds: Nations International Equity Fund, Nations Small Company Fund, Nations Convertible Securities Fund, Nations Strategic Growth Fund, Nations SmallCap Index Fund, Nations MidCap Index Fund, Nations LargeCap Index Fund, Nations Managed Index Fund, Nations Value Fund and Nations Emerging Markets Fund. Canary executed more than $3 billion of purchases and sales in these funds, and ultimately reaped nearly $16.7 million of profits through this trading.

<u>Bank of America Affiliates Profited From the Relationship</u>

56. Bank of America affiliates- profited from the Canary relationship. BAS received more than $4.1 million from a 1% "wrap" fee on Canary's timing assets and broker fee revenue for Canary-related accounts.

57. BAS also generated revenues from various alternative-trading strategies utilized by Canary. One of these trading strategies involved derivative transactions known as share basket swaps. Between August 2001 and July 2003, Canary entered into 38 share basket swaps with BAS's derivatives desk. In connection with these transactions, Canary agreed to pay BAS the appreciation, and BAS agreed to pay Canary the depreciation, on a basket of equities. To hedge its market exposure, the BAS derivatives desk would short-sell the basket of equities.

58. Canary chose the stocks in each share basket to replicate the portfolio of a corresponding mutual fund it was timing. Canary used the share basket swaps to hedge its exposure to the risk associated with securities in its mutual fund portfolios that it perceived to be

poor performers, as well as to reduce the volatility of its long mutual fund positions. The swap transactions also enabled Canary effectively to "short" its mutual fund positions and thus benefit from market timing transactions when Canary believed that the price of a particular mutual fund would decline.

59. BAS earned more than $7 million in revenue from executing derivative transactions that were part of Canary's market timing strategy.

60. Canary, through an affiliate, also received a loan from Bank of America's banking entity, the "Private Bank," a division of Bank of America, N.A. Canary utilized this financing to trade mutual funds in brokerage accounts maintained at BAS. The mutual funds purchased and held in the BAS accounts cross-collateralized the loan and the share basket swaps that Canary engaged in at BAS. At the inception of the financing, in July 2001, Canary received a $70 million revolving credit facility. Over time, the Private Bank increased Canary's line of credit to a maximum of $125 million.

61. A Senior Private Lending Specialist from the Private Bank's Credit Department monitored loan collateralization on a daily basis. This officer analyzed the loan balance and swap exposure by calculating the collateral maintenance through the Private Bank's Trading Credit Risk Information System. To further facilitate this collateral monitoring, the Private Bank received from Canary a document listing Canary's approved timing relationships and the limitations imposed by each fund family.

62. The Private Bank received more than $1 million in revenue from its lending relationship with Canary.

63. BACAP received $267,000 in additional advisory fees on Canary's assets invested

in Nations Funds.

64. BACAP Distributors received $113,000 in additional distribution fees on Canary's assets invested in Nations Funds.

<u>BACAP Knew That Market Timing Harmed Long-Term Shareholders</u>

65. Both at the commencement and throughout the approved timing relationships, BACAP knew that market timing could and did harm Nations Funds' shareholders.

66. For example, shortly after approving Canary's April 2001 market timing request, senior BACAP officers consulted with the sub-advisers for Nations Funds' international equity funds about another potential timing relationship. As with Canary, in exchange for permission to time international equity funds, the potential client promised in an e-mail to be a "long term" partner with Nations Funds, invest "sticky assets" in certain Nations Funds, and to "seed" any new funds BACAP intended to offer.

67. Each of the three sub-advisers informed BACAP's management that permitting market timing would harm long-term investors. As one of the sub-advisers explained in an e-mail received by senior BACAP officers, market timing harms the funds and its shareholders in at least three ways:

(a) <u>First</u>, market timing harms fund performance. "Given that market timers are trying to exploit an arbitrage which occurs because of increased global correlations and the closed nature of some of the International markets they tend always for performance purposes to be in the wrong direction. So that when US markets, particularly Nasdaq, are sharply lower Timers are sellers of International thereby either taking cash away in a down market or more usually forcing the manager to sell into weak markets and vice-versa."

(b) Second, market timing has negative tax consequences for long-term investors. "As these are taxed funds the vastly increased turnover may result in a deterioration of the net of tax return."

(c) Third, "[a]nd most importantly Who is paying for the arbitrage? As I understand it it is the other mutual fund holders who are being disadvantaged by the activities of the 'market timers.' Aside from the fact that the vastly increased turnover of the fund is likely to hurt performance as is discussed above, the arbitrage exists because market timers are effectively dealing at 'stale prices' as Asian markets have closed. They are therefore selling stocks at historic prices when they are likely to open lower or buying them when they are likely to open higher, this at the expense of the existing mutual fund holders as the 'gain' made by market timers must be a transfer or 'loss' for the existing holders."

68. Discussions among senior BACAP officers about instituting a redemption fee on certain Nations Funds in February 2002 further demonstrate BACAP's knowledge that market timing harmed Nations Funds' shareholders. When BACAP's CAO complained in February 2002 that BACAP "continue[s] to get killed by market timing activity in our international portfolios," BACAP's co-President responded that an analysis done by one of the funds' sub-advisers demonstrated that market timers were responsible for the inferior performance of Nations Funds' international equity funds. BACAP's co-President concluded that the issue of whether a redemption fee was necessary to combat harm caused by market timing (including harm to shareholders in funds being timed by Canary) was so obvious that it was "not something that [BACAP] need[ed] to study too hard."

69. When BACAP sales personnel objected to imposing a redemption fee on these funds, BACAP's co-President overrode these objections. As BACAP's co-President informed the head of BACAP's Product Development Group, "we need to put a fee on International Equity and Emerging Markets asap. If the group can't make a decision, then I'll exercise 'executive privilege.' We've got a real demonstrated problem on several of our funds which creates a fiduciary responsibility that I can't let go on unmanaged."

BACAP Failed To Disclose Canary's Exemption From the Redemption Fee

70. BACAP's co-President's threat to exercise "executive privilege" resulted in immediate consideration of a redemption fee by BACAP's Product Development Committee. During the Product Development Committee meeting, a senior member of the committee explained that a redemption fee was necessary because attempts by market timers to capture a price arbitrage opportunity "cause[] the portfolio management teams to maintain higher than desirable levels of cash, putting a performance drag on the Funds, which disadvantages the majority of shareholders." The Product Development Committee recommended that the Nations Funds Board of Trustees ("the Board") adopt a redemption fee on some Nations Funds with various exemption categories, including an exemption for "contractual agreements between the Distributor and certain dealers who would be allowed to short-term trade without paying the fee." The "Stern Family accounts" were to be exempted from the fee pursuant to this exception.

71. In a May 21, 2002 letter, BACAP's co-President informed the Board that "special matters" to be presented at the May 29-30, 2002 Board meeting would include approval for a redemption fee on certain funds. As BACAP's co-President explained, "As markets have become increasingly volatile, markettimers have become more prevalent. This is particularly

true in international equity funds. As a general matter, we believe that market timing is harmful to the majority of our Funds' shareholders."

72. At or about the time he sent the letter to the Board, BACAP's co-President spoke with the head of Bank of America's Asset Management Group about the upcoming Board meeting. Part of this discussion included a review of draft materials that specifically disclosed that the "Stern Family accounts" would be exempt from the redemption fee. Both gentlemen agreed that, even if customer privacy concerns prevented BACAP from identifying Canary as the exempt client, BACAP's co-President should inform the Board that BACAP had an approved timing relationship and that the approved timer would be exempt from the fee.

73. The materials ultimately provided to the Board did not disclose that the "Stern Family accounts" would be exempt from the redemption fee. In the "Executive Summary" section of the presentation materials, BACAP informed the Board that "[s]pecific exceptions will be made for trades unrelated to market timing." In a subsequent section titled "Exempted Transactions," the materials noted that one of the proposed exemption categories covered **"[s]hares redeemed from accounts for which the dealer, broker or financial institution of record have entered into an agreement with Nations Funds specifically allowing short-term trading activity, including BAI, Bank of America Private Bank, Merrill Lynch and specific accounts (Under these circumstances the negative impact can generally be avoided)"** (emphasis original).

74. According to senior BACAP officials, during his presentation to the Board, BACAP's co-President explained that BACAP had a controlled market timer who was being

permitted to market time Nations Funds, including some of the funds affected by the redemption fee proposal, and that this client would not be assessed the redemption fee.

75. The Board did not ask any questions regarding the exemptions to the redemption fee, including the identity of the "specific accounts" referenced in the Board materials. The Board unanimously approved the implementation of the redemption fee as proposed.

76. Thereafter, senior BACAP personnel, internal counsel, and outside counsel drafted an update to the relevant prospectuses. BACAP personnel, internal BACAP counsel and outside counsel discussed whether, and how, to disclose that BACAP's "controlled market timer" would be exempt from the fee. An initial draft disclosed that the redemption fee would not apply on shares "redeemed from accounts established to specifically allow short-term trading activity, and other managed agency/asset allocation accounts." However, the final August 2002 prospectus stated that the redemption fee would not apply to shares "redeemed from accounts whereby agreement with Nations Funds short-term trading activity is permitted, including shares sold as part of an automatic rebalancing within an asset allocation program."

77. In an e-mail labeled "for internal use," a member of the Product Development Committee instructed representatives of BACAP's sales force and Nations Funds' transfer agent not to disclose the existence and identity of BACAP's "controlled market timer" to the investing public. This executive cautioned that any investor query regarding the identity of entities excluded from the redemption fee "should be answered generically with a comment such as, 'The list is very short and we generally limited it to entities that have not previously engaged in market timing and that we have some level of confidence that the current situation will not change. ...' If third parties inquire as to what 'generally' means in that description, you can cite an exception

that we have made for a client who is *temporarily* unable to handle the operational requirements. It would be inappropriate to discuss additional client names" (emphasis original).

Late Trading by Canary and Others

BAS's Mutual Fund Order Entry Processes

78. Mutual fund transactions at BAS were effected through two different electronic systems: the Mutual Fund Routing System ("MFRS") and through a batch file submission mechanism known internally as the "Special Mutual Fund Order Entry System."

79. MFRS is a single order data entry application that had been provided to BAS by a third-party vendor. There were two methods to input trades into MFRS. The first method involved BAS registered representatives or introducing broker dealers writing out order tickets and forwarding the tickets to BAS's Mutual Funds Operations Department ("Operations"). A dedicated settlement associate in Operations entered the trade into MFRS for execution. Trades could be entered into MFRS until 5:30 p.m. ET. These transactions were subsequently batched by the system and periodically forwarded to National Securities Clearing Corporation's ("NSCC") Fund/SERV mutual fund trading platform via multi-batch processing. Batches were submitted to NSCC by a third party vendor at 9:30 a.m., 11:30 a.m., 5:30 p.m. and 8:30 p.m. ET. Fund/SERV, in turn, communicated the trade to the corresponding mutual fund companies.

80. Introducing broker-dealer clients of BAS and certain BAS registered representatives could also enter trades into MFRS without manual assistance. Electronic access was given to BAS registered representatives and correspondents to enter trades remotely from their offices.

81. MFRS assigned and recorded the time the transaction was entered into the system. In certain instances, BAS reviewed MFRS transactions the following day in the Mutual Fund Audit Report, using exception reports generated by MFRS. The reports contained fields for: (1) time of entry into the system; and (2) time of trade execution for trades from June 2003 forward. However, few times of trade execution were ever actually recorded because this data field in the transaction entry record was an optional entry. Moreover, even when the time of order execution was recorded, these records were not retained within BAS's systems because BAS did not update their database to capture and store this information.

82. BAS's Special Mutual Fund Order Entry System was an alternative system utilized to enter only mutual fund exchange transactions. Because BAS installed the Special Mutual Fund Order Entry System at the offices of certain introducing broker dealer clients and ultimately Canary, these entities were able to send mutual fund exchanges directly to the third-party vendor for transmission to NSCC and thus bypass BAS's operations and compliance functions.

Late Trading by Introducing Broker Dealers

83. Beginning in 1999, BAS actively solicited clearing business from introducing broker dealers with significant mutual fund market timing clients. As reflected in an internal e-mail, at the time BAS decided to enter this business segment, BAS was aware that mutual fund families did "not cherish this business," and that BAS would have to "leverage whatever [it could] with them" and establish a "close working relationship with them in order to expedite corrections, adjustments, late orders, etc."

84. BAS's decision to clear transactions for market timers was the subject of significant internal debate. One BAS Manager complained in an e-mail that entering into this business not only threatened BAS's non-timing clearing business, but that the first market timing client was a particularly bad choice because it "pushes the limits and ignores the principals (sic) of mutual fund investing." The BAS Manager was informed in an e-mail from a Vice President in BAS's clearing group that BAS's entry into the mutual fund timing business was "not something that we are going to back out of at this point" because there were "very senior people" at BAS's clearing group, the third-party vendor and the client who were "watching the status of this project."

85. Between June 1999 and August 2003, BAS entered into clearing agreements with at least three registered broker-dealers whose clients engaged in mutual fund market timing. BAS's primary business purpose with respect to those introducing broker-dealers was to provide market timing services. To achieve this purpose, BAS: (1) attempted to negotiate agreements with fund families, including Nations Funds, to permit these clients to engage in market timing; (2) provided its Special Mutual Fund Order Entry System to these broker-dealers; and (3) permitted these broker-dealers to establish multiple account and registered representative numbers which enabled the broker-dealers to evade detection of ongoing market timing activity.

86. At least some of the introducing broker-dealers who had access to BAS's Special Mutual Fund Order Entry System utilized this system to engage in late trading.

87. During the period that these entities were entering trades through BAS's Special Mutual Fund Order Entry System, certain officers and employees in BAS's clearing group were

aware that the system could be used for late trading. This awareness is demonstrated by, among other things, the following:

(a) In two different "pitch meetings" with market timing hedge funds, senior officers from BAS's clearing group touted the ability to enter mutual fund orders after 4 p.m. ET through the Special Mutual Fund Order Entry System as an additional benefit of establishing a relationship with BAS.

(b) A November 2001 memorandum prepared for senior management in BAS's clearing group noted "As broker dealer on any account that buys, sells or exchanges Mutual Funds, we need to ensure that any late order taking is done with the knowledge that the order has in fact been received prior to 4:00 p.m. EST. Funds give broker dealers additional time due to internal processing and broker errors. Although the broker dealer doing the timing would have to control the monitoring of when these exchanges are received from the money manager, we must routinely review these trade blotters. We should amend each contract by stating we will need to review the time stamping of trade blotters on a formal basis." BAS did not implement any of the suggested controls to detect or prevent late trading by correspondents with the Special Mutual Fund Order Entry System.

(c) In an August 24, 2001 e-mail, a senior BAS employee inquired whether it was problematic that clients utilizing the Special Mutual Fund Order Entry System could enter orders up until 7:00 p.m. ET while "[t]he rest of the free world cannot get to MFRS after it shuts down around 4:00, 4:30 ish."

(d) On May 12, 2000, one of the broker dealers submitted a transaction file through the Special Mutual Fund Order Entry System at 6:52 p.m. ET. After becoming aware of

the time that this transaction file was submitted, a BAS employee asked an administrator at the third-party vendor if they had had "[a]ny luck in finding out why position file was late ... and what can be done to ensure it's on time. It seems to consistently come in at 6:05 ish."

(e) On November 15, 2001 (while BAS technicians responsible for installing the Special Mutual Fund Order Entry System were on site at this introducing broker-dealer), one of the broker-dealer's traders sent mutual fund trade tickets to be processed by Operations. These tickets were not sent until after BAS's internal order entry system (MFRS) had been automatically shut down (5:30 p.m. ET) and none of the tickets had time-stamps. Rather than questioning the propriety of providing the system to this entity, a BAS Vice President sent an e-mail to senior employees in BAS's clearing group asking "when [BAS's clearing group] will be giving your new client access to [the Special Mutual Fund Order Entry System]" so that Operations would not be further inconvenienced by such late orders.

(f) In May 2003, an employee in BAS's clearing group asked for and received a report listing transmission times for orders entered by one of the broker dealers through the Special Mutual Fund Order Entry System in May 2003. The report showed that the broker dealer consistently submitted its order files between 5:50 p.m. and 6:47 p.m. ET.

Late Trading By Canary

88. Prior to Spring 2001, BAS only provided the Special Mutual Fund Order Entry System to registered broker-dealers. In Spring 2001, BAS took the unusual step of providing the system to a hedge fund – Canary.

89. As discussed above, Canary emphasized the importance of BAS providing clearing brokerage services for Canary's market timing transactions at the outset of the

relationship. During the mid-April 2001 meeting at BAS's offices, senior officers from BAS's clearing function participated in discussions about clearing Canary's mutual fund trades. One BAS officer offered to provide Canary with direct access to BAS's Special Mutual Fund Order Entry System. He explained that using this technology would enable Canary directly to transmit its trades to the third-party vendor and thus obviate the need to call the trades into a BAS registered representative. He also stated that an additional benefit of this system would be Canary's ability to enter its trades until 7:00 p.m. ET.

90. Following the mid-April 2001 meeting, Sihpol sought authorization from BAS's compliance function to permit Canary access to BAS's electronic trading system. As a first step to obtaining this authorization, Sihpol sent an April 12, 2001 memorandum to his direct superior and a BAS compliance officer. In the April 12, 2001 memorandum, Sihpol noted that Canary had "$800MM dedicated to traditional Hedge Funds and a proprietary strategy involving market timing through daily mutual fund trading" with an "Immediate Objective" to "implement their proprietary market-timing trading strategy, through the use of our mutual fund clearing operations." Sihpol explained that, while "initially they will have daily contact with both sides' operational staff ... [u]ltimately, all transactions, confirmations, and clearing will take place over a direct link to our mainframe with Clearing's software." Sihpol further wrote that "the Stern family and, more specifically Eddie Stern and Canary Capital, fully appreciate the potential of establishing a relationship with MPCS and the BanK (sic). While the requests they are making may seem a bit unorthodox, they have made it clear they are not only willing to play by the guidelines we agree on, but also pay us for the value we can add." This memorandum was

subsequently forwarded to another member of BAS's compliance group as well as BAS's chief compliance officer.

91. A BAS compliance officer sought additional information from Sihpol. In an e-mail sent to Sihpol and his supervisor the same day as Sihpol's memorandum, the compliance officer noted that while Sihpol had indicated that Canary "would have at some point 'direct access' to 'clearing software,'" the compliance officer understood that "customers are not currently given access to this system." He inquired as to whether "this proposed access [had] been discussed with IT, operations, and corporate management," and "who in senior management ha[d] approved this arrangement." Sihpol assured him that senior management within BAS's clearing group had been made aware of the intent to provide Canary with direct access to BAS's clearing system and that senior management "felt the business was worthwhile and an appropriate use of our resources."

92. BAS made no effort to determine what, if any, safeguards had been established to ensure that Canary placed its mutual fund orders through BAS in compliance with applicable securities laws and regulations.

<u>Canary's "Manual" Late Trading</u>

93. At first, Canary conducted its late trading with BAS "manually." Prior to 4:00 p.m. ET, a Canary trader would send Sihpol or a member of his team a series of "proposed" mutual fund trades. Upon receipt, Sihpol, or a member of his team acting upon his instructions, would usually fill out an order ticket, time stamp it, and set it to one side until that evening.

94. Sometime after 4:00 p.m. ET, a Canary trader would telephone Sihpol or a member of his team to either confirm or cancel the "proposed" order. If confirmed, the order

(with its pre-close time stamp) would be sent by fax to Operations for processing, and would receive that day's NAV. If Canary cancelled the "order," Sihpol or a member of his team would destroy the ticket.

95. Canary knew that Sihpol and his team were pre-stamping order tickets. In a May 15, 2002 e-mail to Sihpol and a member of his team, a Canary trader asked them to "[d]o me a favor and prestamp a few tickets just in case I fall asleep at 4 PM today." The Canary trader apparently had to be woken up after the close of the market, because a member of Sihpol's team inquired at 4:25 p.m. ET whether the Canary trader wanted BAS to "place any trades" for that day.

96. During the course of the Canary relationship, Sihpol and members of his team streamlined the "manual" order taking process. Sihpol and members of his team began waiting until after the receipt of "final" orders by Canary to time-stamp trade tickets. Despite the fact that at least 21 trade tickets submitted by Sihpol or a member of his team contained time stamps after 4:00 p.m. ET, Operations processed these transactions.

97. Sihpol and members of his team also sent directly to Operations e-mails containing Canary's "proposed" trades that had been confirmed well after 4 p.m. ET. For example, at 3:18 p.m. on August 21, 2002, Canary sent an e-mail containing "POSSIBLE TRADES FOR 8/21/02" to Sihpol and members of his team. A member of Sihpol's team forwarded this e-mail and attachment to Operations at 5:03 p.m. with the instruction to "please execute all trades. Tix coming soon."

98. The practices of Sihpol and his team contravened guidelines and instructions provided by Operations. A February 2002 memorandum from Operations, among others, to

brokers and trading assistants in Sihpol's group stated: "All mutual fund tickets need to be faxed to [Operations]. ... The ticket must have a time stamp prior to market close to be processed that day."

99. Operations did not enforce that policy when it came to Canary's transactions. As a senior member of Operations informed her supervisor after the commencement of this investigation, "We initially had many problems with Canary sending out late trades after the market close. [Senior members of Operations] were very accommodating when it came to late orders."

Canary's Electronic Late Trading

100. Between June and October 2001, BAS technicians installed the Special Mutual Fund Order Entry System in Canary's New Jersey offices and trained Canary's personnel in the use of this system. By October 11, 2001, the system was fully operational. BAS technicians subsequently facilitated Canary's use of the Special Mutual Fund Order Entry System by installing a second direct access system in the Manhattan residence of a Canary trader.

101. From October 2001 until July 2003, the Special Mutual Fund Order Entry System was the preferred route for Canary's late trading. Canary executed approximately 8,300 fund exchanges through the Special Mutual Fund Order Entry System. In each case, after inputting the trades directly into the system, Canary would print out a document listing the executed trades and the time that each trade had been executed. Canary then faxed that document to Sihpol or a member of his team.

102. The following morning, Sihpol or a member of his team would use this document to reconcile Canary's trades. Once the trades were reconciled, the document was destroyed.

103. The Special Mutual Fund Order Entry System not only facilitated Canary's late trading in the Nations Funds, it also enabled Canary to trade late in the many other mutual fund families with which BAS had selling agreements. Regardless of whether Canary traded Nations Funds shares or shares of an unaffiliated mutual fund, however, Sihpol and BAS profited. BAS collected a "wrap fee" of one percent of the Canary assets in Nations Funds and one half of one percent of the assets in other funds traded through the electronic link.

BAS's Processes Helped The Introducing Brokers Avoid Detection By Fund Families

104. From at least June 1999 until September 2003, BAS received numerous letters from mutual fund companies notifying it that its introducing broker-dealers' ability to engage in market timing transactions in all or some of the company's mutual funds had been blocked. Despite having received these letters, BAS facilitated the ongoing market timing activity of its introducing broker-dealer clients by allowing the introducing broker-dealers to establish multiple account numbers and registered representative numbers. The multiple account and registered representative numbers allowed the introducing broker-dealer to conceal the market timing activity of its clients from unsuspecting mutual fund families and to persist in this activity after the mutual funds had acted to block these clients from further trading.

105. BAS took these actions despite having acknowledged in selling agreements with the fund families that BAS was "responsible for ensuring that that Fund shares [were] offered and sold in compliance with all terms and conditions" of the relevant prospectus, and despite being reminded by at least one fund family that BAS was "responsible for a 'best effort' to comply with stated policies of a fund."

106. For example, between March 2001 and April 2003 BAS received more than 600

letters from fund families about mutual fund orders placed by one of the introducing broker dealers. In each of these letters, the fund family informed BAS that trades by this introducing broker-dealer had been identified as market timing transactions in contravention of the applicable prospectus. BAS forwarded all "stop letters" onto the introducing broker-dealer.

107. In each instance, the introducing broker dealer responded to the "stop letter" by establishing a "clone" account through which the introducing broker dealer continued to trade.

108. For example, on March 14, 2001, a mutual fund company notified BAS that it would no longer accept trades from certain BAS accounts belonging to the introducing broker dealer because of market timing activity. That day, the introducing broker opened a new account to avoid the trading restrictions. The introducing broker-dealer used this new BAS account number to consummate additional trades in this fund company's mutual funds on behalf of its clients until this account was identified as a market timing account on April 18, 2001. Again, the introducing broker-dealer opened yet another BAS account.

109. Between March 2001 and April 2003, BAS received more than 90 letters from this fund company blocking 98 BAS accounts that had been established for this one introducing broker-dealer.

110. BAS further facilitated the introducing broker-dealer's market timing transactions by assisting the introducing broker in establishing and assigning different registered representative numbers to the BAS accounts. The introducing broker created and used at least fifteen different registered representative numbers for the two registered representatives of the introducing broker-dealer.

111. The foregoing acts and practices of Respondents violated the Martin Act, Article 23-A of the General Business Law.

112. The foregoing acts and practices of Respondents violated § 349 of the General Business Law.

113. The foregoing acts and practices of Respondents violated § 63 (12) of the Executive Law.

AGREEMENT

IT NOW APPEARING THAT Respondents desire to settle and resolve the Investigation without admitting or denying the Attorney General's Findings, which Findings are not binding on any other person or entity in this or any other proceeding, the Attorney General and Respondents hereby enter into this Assurance of Discontinuance, pursuant to Executive Law § 63 (15), and agree as follows:

I. Affirmative Relief

A. Disgorgement and/or Restitution and Civil Penalty

1. Respondents shall pay, jointly and severally, $250,000,000 in disgorgement and/or restitution plus a civil money penalty in the amount of $125,000,000 for a total payment of $375,000,000, exclusive of the value of the management fee reductions provided for in Section I.C. below. The $375,000,000 payment shall be remitted to and administered by the SEC in accordance with an Order, dated February, 2005 issued by the SEC against Respondents (the "SEC Order"). Amounts ordered to be paid as civil money penalties pursuant to this Assurance of Discontinuance (*i.e.*, paid pursuant to the terms of the SEC Order) shall be treated as penalties paid to the government for all purposes, including tax purposes.

2. Respondents agree that they shall not seek or accept, directly or indirectly, reimbursement or indemnification, including, but not limited to, payment made pursuant to any insurance policy, with regard to any or all of the amounts payable pursuant to this Assurance of Discontinuance, provided that nothing in this Assurance of Discontinuance (including without limitation paragraph 3 of Section II.A) shall: (a) prevent Respondents from bringing claims (including claims for indemnity and/or contribution) against persons or entities for injuries sustained by, or for amounts paid in disgorgement by, Respondents as a result of such persons' or entities' engagement or involvement in, agreement to permit or failure to prevent market timing or late trading; or (b) limit or impair the rights of persons other than Respondents under any applicable insurance policy.

3. Except as specified in Section I.E., no payments made or costs incurred by Respondents pursuant to or in connection with this Assurance of Discontinuance shall be borne directly or indirectly by any Nations Fund or the shareholders thereof. Respondents agree and undertake that they and their affiliates shall not directly or indirectly assess any fee or charge to any Nations Fund or the shareholders thereof to defray, recoup or reimburse any such payments or costs, including, but not limited to, the reduction in management fees provided for in Section I.C. below. Within 45 days after the end of Respondents' fiscal years 2004 through 2009, the president or chief executive officer of BACAP, BACAP Distributors, and BAS shall certify in writing to the New York State Attorney General that BACAP, BACAP Distributors and BAS, respectively have complied in all material respects with the provisions of this paragraph.

B. General Relief

1. Respondents admit the jurisdiction of the Attorney General in connection with the subject matter of this Investigation. Respondents will cease and desist from engaging in any acts in violation of the Martin Act, General Business Law § 349 and/or Executive Law § 63(12) and will comply with the Martin Act, General Business Law § 349 and Executive Law § 63(12).

2. Evidence of a violation of this Assurance of Discontinuance by Respondents shall constitute prima facie proof of violation of the Martin Act, General Business Law § 349 and Executive Law § 63(12) in any civil action or proceeding hereafter commenced by the Attorney General.

C. Reduction of Management Fee Rates For Five Years

1. BACAP and BACAP Distributors agree that by December 1, 2004, BACAP, BACAP Distributors and their Successors (as hereinafter provided for in Section II.D.8.) shall establish reduced BACAP Net Management Fee Rates for certain of the Nations Funds identified on Schedule A (or any mutual fund into which any of such Nations Fund is merged or its assets transferred). "BACAP Net Management Fee Rates" means the percentage fee rates specified in the relevant agreements between BACAP and its affiliates and the Nations Funds, less waivers and reimbursements by BACAP and its affiliates, in effect as of March 15, 2004, which rates are set forth on Schedule A attached to this Assurance of Discontinuance and on Schedule A of the Assurance of Discontinuance entered into by Columbia Management Advisors, Inc. and Columbia Funds Distributor, Inc (the "Columbia Assurance of Discontinuance") simultaneously with this Assurance of Discontinuance. The reduced BACAP Net Management Fee Rates when combined with the reduced Columbia Net Management Fee

Rates in certain of the Columbia Funds as provided for in the Columbia Assurance of Discontinuance, shall result in a total reduction of $32 million a year in fees paid by the Nations Funds and the Columbia Funds, based on assets under management in the Nations Funds and the Columbia Funds as of March 15, 2004 (the "Net Management Fee Reduction") for a projected total reduction over five years of $160 million from that which would have been paid by the Nations Funds and the Columbia Funds based on the BACAP Net Management Fee Rates and the Columbia Net Management Fee Rates and assets under management as of March 15, 2004. BACAP and BACAP Distributors further agree that the reduced BACAP Net Management Fee Rates established pursuant to this agreement shall not be increased through November 30, 2009. The Terms "Columbia Funds" and "Columbia Net Management Fee Rates" shall have the same meaning as provided for in the Columbia Assurance of Discontinuance.

2. If prior to December 1, 2009 the reduced Columbia Net Management Fee Rates, provided for in paragraph I.C.1, are increased, then BACAP, BACAP Distributors and their Successors shall make further reductions in the BACAP Net Management Fee Rates so as to result in the total yearly Net Management Fee Reduction from the reduced BACAP Net Management Fee Rates and the reduced Columba Management Fee Rates provided for in paragraph I.C.1.

3. BACAP and BACAP Distributors represent and warrant that Schedule A, attached hereto, accurately and completely states: (a) assets under management for the Nations Funds and Columbia Funds (excluding money market funds) as of March 15, 2004; (b) the Net Management Fee Rates for the Nations Funds and Columbia Funds as of March 15, 2004; and (c) the reduced BACAP Net Management Fee Rates, the reduced Columbia Net Management Fee

Rates and the resulting Net Management Fee Reduction of $32 million as provided in paragraph I.C.1 above.

D. <u>Corporate Governance of Mutual Funds</u>

1. On or after February 1, 2005, BACAP shall not directly or indirectly manage or provide investment advisory services to any Nations Fund that has not agreed to and implemented the provisions of Section I (Affirmative Relief) of this Assurance of Discontinuance insofar as they concern acts by the Nations Fund. In the event that any Nations Fund to which BACAP provides direct or indirect management or investment advisory services ceases to continue to act in accordance with such provisions, BACAP shall promptly terminate its management of, and/or provision of advisory services to, such Nations Fund. Any such termination will be made in accordance with the terms of BACAP's investment advisory agreement with such Nations Fund (insofar as such investment advisory agreement terms are not inconsistent with this Assurance of Discontinuance), in accordance with the provisions of the Investment Company Act of 1940 (15 U.S.C. 80a-1, *et seq.*) and the Investment Advisers Act of 1940 (15 U.S.C. 80b-1, *et seq.*)(collectively, the " '40 Acts"), and within 180 days, unless this period is extended by agreement of the parties to this Assurance of Discontinuance. For purposes of this Subsection D., Nations Fund includes any mutual fund into which any Nations Fund is merged or its assets are transferred or any reorganized mutual fund into which the assets of any Nations Fund are transferred.

<u>Chairman of the Board</u>

2. BACAP may manage or advise a Nations Fund only if the Chairman of the Board of Trustees of such Nations Fund is in all respects independent of Respondents, their

respective affiliates and Columbia (as defined below) and has had no prior relationship (other than a purely social acquaintance): (a) at any time, with Respondents, their respective present or former affiliates (excluding any relationship with a present or former affiliate, other than Columbia and Fleet (as defined below), that was not an affiliate of Respondents at the time of such relationship), directors, officers, employees or agents acting in their capacity as such agents, with such mutual fund or with Columbia or a mutual fund advised and/or managed by Columbia (other than to have been a mutual fund trustee or director or owner of shares of a Nations Fund or Columbia Fund mutual fund or closed-end fund on customary terms); or (b) during the prior ten years with Fleet (as defined below) (hereinafter referred to as an "Impermissible Relationship"), provided however, that in the event of the death, resignation or removal by the Nations Funds' Board of Trustees of such Chairman, BACAP may continue to manage or advise such Nations Fund provided that the Nations Funds' Board of Trustees, as soon as practicable and in no case later than 120 days after such death, resignation, or removal, appoints as a replacement a Chairman who satisfies the requirements for a Chairman as set forth in this paragraph 2 of Section I.D (including without limitation, having no Impermissible Relationship), and provided further that until such appointment, the Chairman of the Nations Funds' Board of Trustees shall be a trustee who is an "Independent Member" as defined in paragraph 4 of this Section I.D. An Impermissible Relationship includes, but is not limited to, any of the following types of relationships: (I) substantial commercial, banking, or financial relationship; (ii) any legal, accounting, consulting, advisory, familial, charitable, employee, director, trustee or officer relationship; provided, however, a charitable relationship shall not be deemed an Impermissible Relationship if the charitable relationship is disclosed to the Board of Trustees. During the

period when acting as Chairman and for two years thereafter, the Chairman and any firm with which he or she is affiliated shall have no such Impermissible Relationship, provided that nothing in this sentence shall prevent any firm with which such Chairman becomes affiliated in the two years after acting as Chairman from continuing a pre-existing commercial, banking or financial relationship with Respondents and their respective affiliates but only if such Chairman did not have any direct or indirect participation with such pre-existing relationship. An interested person of Respondents or of a Nations Fund shall not be deemed "independent." For purposes of this Assurance of Discontinuance, "interested person" has the same meaning as defined in the Investment Company Act of 1940 ("Investment Company Act"); "familial" means all individuals within three degrees of consanguinity or affinity; and "Columbia" as used in this paragraph I.D.2 and paragraph I.D.4 below, means Columbia Management Advisors, Inc. and/or Columbia Funds Distributor, Inc., their respective present or former affiliates which had or have any commercial, banking or financial relationship with any Columbia Fund, and their respective present or former directors, officers, employees or agents acting in their capacity as such agents. "Fleet" refers to FleetBoston Financial and its affiliates prior to their merger with Bank of America Corporation and their directors, officers and employees or agents acting in their capacity as such agents, excluding Columbia, as defined immediately above.

3. In the event that BACAP desires input from the Attorney General as to whether a proposed Chairman of the Board of Trustees (or Senior Officer or Independent Fee Consultant, as defined below) has a relationship that is an Impermissible Relationship, BACAP may make full disclosure of the facts and circumstances and seek the prior guidance of the Attorney General; provided, however, that nothing contained herein shall be construed to excuse

a breach of the Assurance of Discontinuance where a Chairman, Senior Officer or Independent Fee Consultant has already assumed office before the input of the Attorney General was sought by BACAP.

Trustees

4. BACAP may manage or advise a Nations Fund only if at least seventy-five percent of the members of a Nations Fund's Board of Trustees: (a) are not interested persons, as defined by the Investment Company Act, of Respondents or any of their affiliates or Columbia; and (b) have not been directors, officers or employees of Respondents or Columbia at any point during the preceding 10 years ("Independent Members"). In the event that a Nations Fund's Board of Trustees fails to meet this requirement at any time due to the death, resignation, retirement or removal of any Independent Member, BACAP shall terminate its management of, and provision of advisory services to such Nations Fund unless the Independent Members bring the Nations Fund's Board of Trustees into compliance within a reasonable period of time as provided under the provisions of the '40 Acts, not to exceed 120 days (or 180 days if a shareholder vote is necessary), unless extended by written agreement of the parties to this Assurance of Discontinuance. BACAP may manage or advise a Nations Fund only if as of May 1, 2005, the seven Trustees, with the longest tenure as Trustees of such Nations Fund (or its predecessor entities) as of the date this Assurance of Discontinuance is fully executed, have either (I) attained by such execution date, the current mandatory retirement age of 72 for Trustees, or (ii) determined not to seek reelection as a Trustee for such Nations Fund at a shareholder meeting of such Nations Fund to be held between such execution date and May 1, 2005, and such seven Trustees do not stand for reelection as Trustees at such shareholder

meeting. ("Trustee" means a member of the Board of Trustees for a Nations Funds, including but not limited to the Boards of Trustees of Nations Funds Trust, Nations Master Investment Trust and Nations Separate Accounts Trust.)

Senior Officer

5. Within 80 days of the parties' execution of this Assurance of Discontinuance, BACAP shall recommend in writing to the Board of Trustees of each Nations Fund that the Nations Fund either:

(a) appoint a full-time senior officer ("Senior Officer") with the title of at least Senior Vice President who shall have no Impermissible Relationship (as defined above) during the period he or she is acting as Senior Officer and for two years thereafter; provided, however, that a Nations Fund's Senior Officer may be technically employed and paid by BACAP or an affiliate and be the same person the Nations Fund and/or a Columbia Fund designates as the Chief Compliance Officer of the Nations Fund and/or a Columbia Fund pursuant to Rule 38a-1(a)(4) under the Investment Company Act, 17 C.F.R. 270.38a-1(a)(4), so long as such person is not also employed by BACAP or its affiliates pursuant to Rule 206(4)-7 of the Investment Advisors Act, 17 C.F.R. 275.206(4)-7, or has any duties or responsibilities other than as Chief Compliance Officer of the Nations Fund and/or a Columbia Fund pursuant to Rule 38a-1(a)(4) and Senior Officer of the Fund pursuant to this Assurance of Discontinuance. The Senior Officer may serve as Senior Officer to more than one Nations Fund and/or Columbia Fund; or

(b) engage an independent compliance consultant (the "Independent Compliance Consultant") who shall have no Impermissible Relationship during the period he or she is acting as Independent Compliance Consultant and who has the duties and responsibilities

set forth in paragraph I.D.8, below. The Independent Compliance Consultant shall be a named individual who is either self-employed or a principal, partner, member or officer of an entity. The Independent Compliance Consultant may not be employed by BACAP pursuant to Rule 206(4)-7 of the Investment Advisors Act, 17 C.F.R. 275.206(4)-7, but the Independent Compliance Consultant may be the same person who serves as the Independent Compliance Consultant pursuant to paragraph 140 of the SEC Order, so long as the Independent Compliance Consultant has no duties or responsibilities to Respondents, Respondents' affiliates, or any of the officers, directors or agents of the foregoing. For a period of two years following conclusion of the Independent Compliance Consultant's services as such, Respondents and their affiliates shall not enter into any substantial commercial, banking or financial relationship or any attorney-client, accounting, consulting or advisory relationship with the Independent Compliance Consultant or with any firm with which the Independent Compliance Consultant was affiliated while Independent Compliance Consultant.

6. BACAP may manage or advise a Nations Fund only if the Senior Officer and/or the Independent Compliance Consultant of the Nations Fund acknowledges that he or she owes a fiduciary duty to the Board of Trustees of the Nations Fund and to the shareholders of the Nations Fund, and only if he or she reports directly to the Nations Fund's Board of Trustees and such reporting is as often as may be appropriate, but no less than quarterly.

7. BACAP may manage or advise a Nations Fund only if, subject to approval by the Independent Members of the Nations Fund's Board of Trustees, the Senior Officer, the Independent Compliance Consultant and/or the Independent Fee Consultant (as defined below) have the authority to retain or consult consultants, experts or staff as may be reasonably

necessary to assist the Senior Officer, the Independent Compliance Consultant and/or the Independent Fee Consultant in the performance of his or her duties. The Senior Officer, the Independent Compliance Consultant and the Independent Fee Consultant and such consultants, experts or staff shall be compensated at their reasonable and customary rates as determined by the Independent Members of the Nations Funds. The Senior Officer, the Independent Compliance Consultant and the Independent Fee Consultant may be terminated only with the approval of a majority of the Independent Members of the Nations Fund's Board of Trustees.

8. BACAP may manage or advise a Nations Fund only if the duties and responsibilities of the Nations Fund's Senior Officer or Independent Compliance Consultant include at least monitoring compliance by the Nations Fund and its investment advisor(s) (insofar as the advisors act in connection with the Nations Fund), with: (I) applicable federal and state securities laws; (ii) applicable state laws respecting potential or actual conflicts of interests; (iii) their respective fiduciary duties; and (iv) applicable codes of ethics and/or compliance manuals.

9. BACAP may manage or advise a Nations Fund only if the Independent Members of the Nations Fund's Board of Trustees assign to the Senior Officer the following duties and responsibilities, or retain an independent fee consultant (the "Independent Fee Consultant") who shall acknowledge that he or she owes a fiduciary duty to the Board of Trustees of the Nations Fund and to the shareholders of the Nations Fund and whose duties and responsibilities include managing the process by which proposed management fees (including, but not limited to, advisory fees) to be charged the Nations Fund are negotiated so that they are negotiated in a manner which is at arms' length and reasonable and consistent with this Assurance of Discontinuance. Proposed management fees include, but are not limited to,

renewal of existing management fee agreements or continuation of such existing fee agreements for an additional year or other period after approval by the Board of Trustees of the Nations Fund. The Independent Fee Consultant shall be a named individual who is either self-employed or a principal, partner, member or officer of an entity. The Independent Fee Consultant shall have no duties or responsibilities to Respondents, Respondents' affiliates, or any of the officers, directors or agents of the foregoing and shall have no Impermissible Relationship (except that the Independent Fee Consultant may have previously served as an Independent Fee Consultant to the Nations Fund) during the period he or she is acting as Independent Fee Consultant. For a period of two years following conclusion of the Independent Fee Consultant's services as such, Respondents and their affiliates shall not enter into any substantial commercial, banking, or financial relationship or any attorney-client, accounting, consulting, or advisory relationship with the Independent Fee Consultant or with any firm with which the Independent Fee Consultant was affiliated while Independent Fee Consultant.

10. BACAP may manage or advise a Nations Fund only if the reasonableness of the proposed management fees is determined by the Board of Trustees of the Nations Fund using either:

(a) an annual competitive bidding process, supervised by the Senior Officer or the Independent Fee Consultant, that includes at least three sealed bids with proposed management fees; or

(b) an annual independent written evaluation prepared by or under the direction of the Senior Officer or the Independent Fee Consultant that considers at least the following: (I) management fees (including any components thereof) charged to institutional and

other clients of BACAP for like services; (ii) management fees (including any components thereof) charged by other mutual fund companies for like services; (iii) costs to BACAP and its affiliates of supplying services pursuant to the management fee agreements, excluding any intra-corporate profit; (iv) profit margins of BACAP and its affiliates from supplying such services; (v) possible economies of scale as the Nations Fund grows larger; and (vi) the nature and quality of BACAP's services, including the Nations Fund's performance.

11. BACAP may manage or advise a Nations Fund only if the Nations Fund's Senior Officer or Independent Fee Consultant keeps the Nations Fund's Board of Trustees fully and promptly informed of the bidding process or the fee evaluation process, as the case may be.

12. BACAP may manage or advise a Nations Fund only if it cooperates fully and promptly with the Nations Fund's Senior Officer, Independent Compliance Consultant and/or Independent Fee Consultant and provides any information (including preparation of summaries or other compilations of data) and documents in the possession, custody or control of BACAP that the Senior Officer, Independent Compliance Consultant and/or Independent Fee Consultant requests and that relate to or concern any of the matters referenced in this Section I.D BACAP shall promptly provide the Senior Officer, Independent Compliance Consultant and/or the Independent Fee Consultant with access to any director, officer or employee of BACAP and use its best efforts to cause such persons to answer any and all inquiries put to them by the Senior Officer, Independent Compliance Consultant or Independent Fee Consultant that relate to or concern any such matters.

13. BACAP may manage or advise a Nations Fund after May 13, 2005, only if the Nations Fund has hired and continues to employ or retain the Nations Fund's Senior Officer,

Independent Compliance Consultant and/or Independent Fee Consultant, so that all the duties and responsibilities described in paragraphs 5 -12 of Scoion I.D are assigned to such Senior Officer, Independent Compliance Consultant and/or Independent Fee Consultant. In the event of the death, resignation or removal by the Nations Funds' Board of Trustees of the Senior Officer, Independent Compliance Consultant or Independent Fee Consultant, BACAP may continue to manage or advise such Nations Fund provided that the Nations Funds' Board of Trustees as soon as practicable and in no case later than 120 days after such death, resignation, or removal, appoints as a replacement a Senior Officer, Independent Compliance Consultant or Independent Fee Consultant (as the case may be) who satisfies the requirements for a Senior Officer, Independent Compliance Consultant or Independent Fee Consultant as set forth in paragraphs 5 through 9 of Section I.D (including without limitation, having no Impermissible Relationship). By May 13, 2005, BACAP shall provide a written schedule to the Attorney General that identifies the name of the Nations Fund's Senior Officer, Independent Compliance Consultant and/or the Independent Fee Consultant, as applicable, and describes his or her background and compensation. BACAP shall keep the information on the schedule current and provide an updated schedule to the New York State Attorney General within 10 days of any change in such information.

14. Within 15 days after the Board of Trustees of a Nations Fund has completed its review of the written fee evaluation provided for in paragraph I.D.10 and approved a new advisory agreement or continuation of a presently existing advisory agreement, BACAP shall publicly disclose a summary of such evaluation and any opinions or conclusions arising from or included in the evaluation (hereinafter referred to as the "Fee Summary"). The Fee

Summary shall discuss the factors referenced in Section I.D.10. and sufficient specifics so that an investor in the Nations Fund can evaluate the reasonableness of the fees; provided, however, that the Fee Summary shall not be required to include or reveal confidential, competitively sensitive data, such as (but not limited to) institutional fee rates, internal costs and profit margins. Public disclosure shall include, at least: (a) continuous, prominent posting (in downloadable format) on the Nations Fund's website of Fee Summaries of at least the two most recent fee evaluations as part of the Nations Fund description; (b) delivery or incorporation of the Fee Summary of the most recent fee evaluation with, or in, the annual and semi-annual reports furnished to shareholders; and (c) prominent notice, in any periodic account statements furnished by the Nations Fund to individual direct investors, of the fact that the Fee Summaries are available as provided in (a) and (b) of this paragraph I.D.14.

15. With respect to any of the provisions of this Section I (Affirmative Relief) insofar as they concern acts by Nations Fund, if any Nations Fund: (a) does not agree to such Affirmative Relief provisions; (b) does not implement such provisions; and/or (c) ceases to continue to act in accordance with such provisions (an "Event of Non-Compliance"), BACAP shall have 20 days therefrom to cure such Event of Non-Compliance, prior to implementation of any termination as provided in paragraph I.D.1 above.

E. Disclosure to Investors

1. BACAP shall bear the costs for developing procedures, to be implemented by June 30, 2005, whereby BACAP, in an easy to understand format, shall:

(a) include with each periodic account statement a Nations Fund sends to investors: (I) the fees and costs, in actual dollars, on a fund-by-fund basis, charged to the

investor-recipient of the statement based upon the investor's most recent quarterly closing balance; and (ii) the fees and costs, in actual dollars, that would be charged a hypothetical investment of $10,000 held for the next 10 years and the impact of such fees and costs on fund returns for each year and cumulatively, assuming a 5% return for each year and continuation of the reduced Net Management Fee Rates provided in Section I.C. above for disclosures made during the period through November 30, 2009, and assuming for disclosures made after November 30, 2009, a 5% return for each year and the then current BACAP Net Management Fee Rates;

(b) maintain continuous, prominent posting on its website of: (I) a calculator that will enable an investor to calculate the fees and costs, in actual dollars, on a fund-by-fund basis, charged to each investor based upon the investor's most recent quarterly closing balance; and (ii) the fees and costs, in actual dollars, that would be charged a hypothetical investment of $10,000 held for the next 10 years and the impact of such fees and costs on fund returns for each year and cumulatively, assuming a 5% return for each year and continuation of the reduced Net Management Fee Rates provided in Section I.C. above for disclosures made during the period through November 30, 2009, and assuming for disclosures made after November 30, 2009, a 5% return for each year and the then current BACAP Net Management Fee Rates; and

(c) unless a SEC written comment letter states to the contrary, disclose in the applicable prospectus or amendment thereto a summary showing the fees and costs, in actual dollars, that would be charged a hypothetical investment of $10,000 held for the next 10 years and the impact of such fees and costs on fund returns for each year and cumulatively,

assuming a 5% return for each year and continuation of the reduced Net Management Fee Rates provided in section I.C. above for disclosures made during the period through November 30, 2009, and assuming for disclosures made after November 30, 2009, a 5% return for each year and the then current BACAP Net Management Fee Rates; provided however that, in the case of money market funds, BACAP shall make disclosures comparable to that required under Section I.E.1.(a) through (c).

2. Any disclosure requirement to investors in Section I.E.1. shall not be required if and to the extent that any such disclosure is expressly prohibited by rules promulgated and adopted by the SEC or the NASD.

F. Broker Dealer Clearing

1. BAS will voluntarily exit the unaffiliated introducing broker dealer mutual fund clearing business by December 31, 2004. In the event that BAS seeks to conduct any introducing broker dealer mutual fund clearing business relating to unaffiliated broker dealers, or to become directly or indirectly affiliated with any such clearing business, BAS undertakes to retain an independent consultant not unacceptable to the SEC staff to review the policies and procedures of the clearing business to ensure compliance with the federal securities laws. The provisions of this paragraph shall not be binding on any unaffiliated purchaser of BAS's introducing broker dealer clearing business.

II. Other Provisions

A. Scope Of This Assurance of Discontinuance

1. This Assurance of Discontinuance concludes the Investigation brought by the Attorney General and any action the Attorney General could commence against Respondents

any of its current corporate affiliates or any Nations Fund arising from or relating to the subject matter of the Investigation; provided however, that nothing contained in this Assurance of Discontinuance shall be construed to cover claims of any type by any other state agency or any claims that may be brought by the Attorney General to enforce Respondents' obligations arising from or relating to the provisions contained in this Assurance of Discontinuance. This Assurance of Discontinuance shall not prejudice, waive or affect any claims, rights or remedies of the Attorney General with respect to any person or entity not a party hereto (except for Respondents, Respondents' current corporate affiliates and any Nations Funds as provided in the first sentence of this paragraph 1) all of which claims, rights and remedies are expressly reserved.

2. If Respondents do not make the payments as provided in Section I.A. of this Assurance of Discontinuance (*i.e.*, pursuant to the SEC Order), or the Net Management Fee Reduction as provided in Section I.C. of this Assurance of Discontinuance, or Respondents commits a breach of any of their obligations under this Assurance of Discontinuance, the Attorney General may terminate this Assurance of Discontinuance, at his sole discretion, upon written notice to Respondents followed by Respondents' failure to cure such breach within a reasonable time, and Respondents agree that any statute of limitations or other time related defenses applicable to the subject of the Investigation and any claims arising from or relating thereto are tolled from and after December 31, 2003. In the event of such termination, Respondents expressly agree and acknowledge that this Assurance of Discontinuance shall in no way bar or otherwise preclude the Attorney General from commencing, conducting or prosecuting any investigation, action or proceeding, however denominated, arising from or relating to the subject matter of the Investigation, against Respondents or from using in any way

any statements, documents or other materials produced or provided by Respondents after commencement of the Investigation, including, without limitation, any statements, documents or other materials provided for purposes of settlement negotiations.

3. For any person or entity not a party hereto, this Assurance of Discontinuance does not prohibit, limit or create any rights, remedies or liabilities. It also does not limit or prohibit any defenses of Respondents, their current or former affiliates or their respective heirs, successors, executors, administrators, and assigns to claims asserted by an person or entity not a party hereto.

4. This Assurance of Discontinuance is not intended by the Attorney General to subject Respondents or any of its affiliates to any disqualifications under the laws of any state, the District of Columbia, Puerto Rico or territory (collectively "State"), including, without limitation, any disqualifications from relying upon the State registration exemptions or State safe harbor provisions.

5. The SEC Order, this Assurance of Discontinuance and any order of any other State in a proceeding based upon the acts, practices and procedures of Respondents which are the subject of the Investigation (collectively, the "Settlement Documents") shall not disqualify Respondents or their affiliates from any business that they otherwise are qualified, licensed or permitted to perform under the applicable law of the State of New York and any disqualifications from relying upon this state's registration exemptions or safe harbor provisions that arise from the Settlement Documents are hereby waived.

B. <u>Cooperation</u>

1. Respondents, their respective successors, assigns, current affiliates and/or purchasers of all or substantially all the assets of any of the foregoing ("BOAC") agree to cooperate fully and promptly with the Attorney General with regard to any investigation, litigation or other proceeding initiated by the Attorney General or to which the Attorney General is a party, whether pending or subsequently initiated, relating to market timing or late trading. BOAC shall use their best efforts to ensure that all the current and former officers, directors, trustees, agents and employees of BOAC and/or the Nations Funds also fully and promptly cooperate with the Attorney General.

2. Such cooperation shall include, without limitation:

(a) production, voluntarily and without service of subpoena, of all documents or other tangible evidence requested by the Attorney General and any compilations or summaries of information or data that the Attorney General requests be prepared, with the exception of any information or documents with respect to which BOAC has a statutory or contractual obligation of confidentiality to persons or entities who are not parties to this Assurance of Discontinuance ("Confidential Information") and information or documents protected by the attorney-client and/or work product privileges ("Privileged Information");

(b) without the necessity of a subpoena, having the current officers, directors, and employees of BOAC attend any proceedings in New York State or elsewhere at which the presence of any such persons is requested by the Attorney General and having such current officers, directors, and employees answer any and all inquiries that may be put by the Attorney General to any of them at any proceedings or otherwise ("proceedings" include, but are not limited to, any meetings, interviews, depositions, hearings, trials or other proceedings),

except to the extent to which such inquiries call for the disclosure of Confidential Information or Privileged Information;

(c) BOAC's using their best efforts to cause former officers, directors, trustees, agents and employees of BOAC and the then-current trustees and agents of BOAC to attend any proceedings in New York State or elsewhere at which the presence of any such persons is requested by the Attorney General and to answer any and all inquiries that may be put by the Attorney General to any of them at any proceedings or otherwise, except to the extent to which such inquiries call for the disclosure of Confidential Information or Privileged Information;

(d) fully, fairly and truthfully disclosing all information and producing all records and other evidence in their possession relevant to all inquiries made by the Attorney General, except to the extent to which such inquiries call for the disclosure of Confidential Information or Privileged Information;

(e) making outside counsel reasonably available to provide comprehensive presentations concerning any internal investigation relating to all matters in this Assurance of Discontinuance and to answer questions, except to the extent to which such presentations or questions call for the disclosure of Confidential Information or Privileged Information.

3. All communications relating to cooperation pursuant to this Assurance of Discontinuance may be made to BOAC's attorneys as follows:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY10019

Attention: Stephen R. DiPrima Esq.
Tel: (212) 403-1382
Fax: (212) 403-2382

4. In the event BOAC fails to comply with this Section II.B. of the Assurance of Discontinuance and fails to cure such non-compliance within 20 days after written notice to either BACAP or Wachtell, Lipton, Rosen & Katz from the Attorney General, the Attorney General shall be entitled, in addition to any other remedies in the Assurance of Discontinuance or otherwise, to: (a) liquidated damages of $100,000 for each day that BOAC is in non-compliance; and (b) specific performance.

C. No Indemnification

1. Except as otherwise required by applicable law, or by written agreement existing on the date this Assurance of Discontinuance is executed, including but not limited to, then presently existing articles of incorporation and then presently existing by-laws of Respondents and/or their corporate affiliates, BOAC shall not make any payments of indemnification or allowances of expenses respecting "market timing" and "late trading" transactions to any person, including, without limitation, current or former directors, officers, employees or agents. However, any such payments by BOAC required by law, the foregoing articles of incorporation, by-law or prior written agreement shall be payable at the time and in the manner of BOAC's choosing. In determining whether it is permitted to make any payments of indemnification or allowance of expenses under this paragraph, BOAC shall be entitled to rely on a written opinion from applicable state law counsel as to BOAC's legal obligations for indemnification or allowance of expense under applicable law, the foregoing articles of incorporation or by-law, or prior written agreement.

2. Nothing in this Assurance of Discontinuance shall prevent or limit BOAC from indemnifying the Nations Funds or their successors in connection with any business combination, merger or otherwise.

D. Miscellaneous Provisions

1. This Assurance of Discontinuance and any dispute related thereto shall be governed by the laws of the State of New York without regard to any conflicts of laws principles.

2. No failure or delay by the Attorney General in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies provided herein shall be cumulative.

3. Respondents consent to the jurisdiction of the Attorney General in any proceeding or action to enforce this Assurance of Discontinuance.

4. Respondents enter into this Assurance of Discontinuance voluntarily and represent that no threats, offers, promises, or inducements of any kind have been made by the Attorney General or any member, officer, employee, agent or representative of the Attorney General to induce Respondents to enter into this Assurance of Discontinuance.

5. Respondents agree not to take any action or to make or permit to be made any public statement denying, directly or indirectly, any finding in this Assurance of Discontinuance or creating the impression that this Assurance of Discontinuance is without factual basis. Nothing in this paragraph affects Respondents: (a) testimonial obligations; or (b) right to take legal or factual positions in any legal or administrative proceeding in which the Attorney General is not a party.

6. This Assurance of Discontinuance may be changed, amended or modified only by a writing signed by all parties hereto.

7. This Assurance of Discontinuance, together with the attached schedule, constitutes the entire agreement between the Attorney General and Respondents and supersedes any prior communication, understanding or agreement, whether written or oral, concerning the subject matter of this Assurance of Discontinuance.

8. This Assurance of Discontinuance shall be binding upon Respondents, their respective successors, assigns, and/or purchasers of all or substantially all of the assets of any of the foregoing ("Successors") for as long as any of them continues to provide investment advisory services to the Nations Funds or any successors thereof (including any funds with which any Nations Fund is merged) provided, however, that Respondents or any successor to Respondents may petition the Attorney General to obtain relief from such undertakings.

9. This Assurance of Discontinuance shall be effective and binding only when this Assurance of Discontinuance is signed by all parties. This Assurance of Discontinuance may be executed in one or more counterparts, each of which shall be deemed an

original but all of which together shall constitute one instrument.

WHEREFORE, the following signatures are affixed hereto on the dates set forth below.

Dated: February 8, 2005

Banc of America Capital Management, LLC

By ____________________

[Name] Keith T. Banks

[Title] President

BACAP Distributors, LLC

By ____________________

[Name]

[Title]

Banc of America Securities, LLC

By ____________________

[Name]

[Title]

original but all of which together shall constitute one instrument.

WHEREFORE, the following signatures are affixed hereto on the dates set forth below.

Dated: February 8, 2005

Banc of America Capital Management, LLC

By______________________

[Name]

[Title]

BACAP Distributors, LLC

By______________________

[Name] Keith Winn

[Title] Senior Vice President

Banc of America Securities, LLC

By______________________

[Name]

[Title]

original but all of which together shall constitute one instrument.

WHEREFORE, the following signatures are affixed hereto on the dates set forth below.

Dated: February 7, 2005

Banc of America Capital Management, LLC

By_______________________

[Name]

[Title]

BACAP Distributors, LLC

By_______________________

[Name]

[Title]

Banc of America Securities, LLC

By_______________________

[Name] Alvaro G. de Molina

[Title] CEO

Dated: February 8, 2005
Reviewed by:

Theodore A. Levine, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY10019
Counsel for Banc of America Capital Management, LLC
BACAP Distributors, LLC and
Banc of America Securities, LLC

Dated: February___, 2005

ELIOT SPITZER,
Attorney General of the State of New York

By: ______________________________
Bruce Topman
Assistant Attorney General, Senior Enforcement Counsel
Investment Protection Bureau

Dated: February___, 2005
Reviewed by:

____
Theodore A. Levine, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY10019
Counsel for Banc of America Capital Management, LLC
BACAP Distributors, LLC and
Banc of America Securities, LLC

Dated: February 9, 2005

ELIOT SPITZER,
Attorney General of the State of New York

By: Bruce Topman
Bruce Topman
Assistant Attorney General, Senior Enforcement Counsel
Investment Protection Bureau

ACKNOWLEDGMENT

STATE OF Massachusetts)
) ss.
COUNTY OF Suffolk)

On this 8th day of February, 2005, before me personally came Keith T. Banks known to me, who, being duly sworn by me, did depose and say that he is President of Bank of America Capital Management, LLC, a limited liability company duly organized and existing under the laws of [Delaware], the entity described in the foregoing Assurance of Discontinuance, is duly authorized by Keith T. Banks to execute the same, and that he signed his name in my presence by like authorization.

Gail M. Bello
Notary Public
My commission expires: April 21, 2011



ACKNOWLEDGMENT

Commonwealth
~~STATE~~ OF Massachusetts)
:ss.
COUNTY OF Suffolk)

On this 7th day of February, 2005, before me personally came Keith Winn, known to me, who, being duly sworn by me, did depose and say that he is Senior Vice President of RACAP Distributors a limited liability company duly organized and existing under the laws of [Delaware], the entity described in the foregoing Assurance of Discontinuance, is duly authorized by the Corporation to execute the same, and that he signed his name in my presence by like authorization.

Janice M. McHugh
Notary Public
My commission expires: December 19, 2008



ACKNOWLEDGMENT

STATE OF NC)
:ss.
COUNTY OF Mecklenburg)

On this 7 day of February, 2005, before me personally came Alvaro G. deMolina, known to me, who, being duly sworn by me, did depose and say that he is CEO of Banc of America Securities, a limited liability company duly organized and existing under the laws of [State of Delaware], the entity described in the foregoing Assurance of Discontinuance, is duly authorized by ______________ to execute the same, and that he signed his name in my presence by like authorization.

[signature]
Notary Public
My commission expires: 10-7-09

SCHEDULE A

SCHEDULE A

Management Fee Revenue Impact

	03/15/04 AUM (millions)	03/15/04 Revenue (millions)	Fee Reduction (millions)
1 Large Cap	13,771.8	112.7	(8.470)
2 Mid Cap	6,787.8	48.2	(1.643)
3 Small Cap	10,439.3	126.6	(4.659)
4 Balanced	3,002.8	26.6	(2.248)
5 International	8,551.4	81.9	(4.469)
6 Specialty	1,523.4	10.9	-
7 Index	4,983.4	8.4	(2.319)
8 Core Bond	8,602.7	47.4	(4.616)
9 High Yield Bond	3,752.1	24.7	(1.390)
10 Short Term Bond	1,764.2	7.7	(0.056)
11 Multi Sector Bond	1,685.9	10.1	(1.071)
12 High Yield Municipal	481.1	2.6	-
13 General Municipal	10,846.7	61.5	(1.823)
14 Short Term Municipal	1,258.7	4.3	-
15 Wanger Funds	1,379.9	13.8	(0.860)
16 Variable Series	1,583.1	10.1	(0.236)
17 Nations Annuity	617.8	5.5	(0.081)
Total	86,414.6	590.9	(33.647)

NOTES TO SCHEDULE A

1. Assets Under Management ("AUM") are based on all share classes for each fund.

2. The "Net Management Fee Rate" is the contractual fee rate less any applicable waivers or reimbursements by BACAP, CMA and/or their affiliates.

3. Net Management fees include advisory and administrative fees.

4. The Effective Management Fee Rate is the contractual management fee rate applied to each breakpoint level of assets under management. To the extent assets under management increase or decrease, Net Management Fee Rates will fluctuate due to applicable contractual breakpoints (or reimbursements or waivers of fees) as applied to the varying level of assets.

5. Schedule A lists all funds in the Nations and Columbia fund families (excluding money market funds), including those funds whose Net Management Fee rates will be reduced as of 12/01/04 pursuant to the Assurance of Discontinuance.

SCHEDULE A

Large Cap

Fund	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Columbia Growth	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	-
Columbia Large Cap Growth	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]
Columbia Common Stock	[illegible]		[illegible]	[illegible]		[illegible]		[illegible]	[illegible]	-	[illegible]	-
Columbia Large Cap Core	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]
Columbia Tax-Managed Growth	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]
Columbia Tax-Managed Growth II	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	-
Columbia Growth Stock	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	-
[illegible]	[illegible]		[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]

SCHEDULE A

Large Cap

Fund	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Nations Marsico Focused	[illegible]		[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]
Nations Marsico Growth	[illegible]		[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]
Nations Strategic Growth	[illegible]		[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]
Columbia Growth & Income	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]
Columbia Tax-Managed Value	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]
Columbia Disciplined Value	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]
Nations Value	[illegible]			[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]

SCHEDULE A

Large Cap

Fund	[illegible]	[illegible]			[illegible]	[illegible]	[illegible]	[illegible]	[illegible]			[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	to	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]	to	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]
		[illegible]	to	[illegible]	[illegible]				[illegible]	to	[illegible]	[illegible]				
		[illegible]	to	[illegible]	[illegible]				[illegible]	to	[illegible]	[illegible]				
		[illegible]	to	[illegible]	[illegible]				[illegible]	to	[illegible]	[illegible]				
		[illegible]			[illegible]				[illegible]	to	[illegible]	[illegible]				
									[illegible]			[illegible]				

[illegible]

Total [illegible]

SCHEDULE A

Mid Cap

Fund	AUM and [illegible]	[illegible] Breakpoints [illegible]			[illegible]	[illegible]	[illegible]	[illegible]	[illegible] Breakpoints [illegible]			[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Columbia Tax-Managed Aggressive Growth	12.2	$0.0 [illegible] [illegible]	to to	[illegible] $1,000.0	[illegible] [illegible] 0.72%	[illegible]	[illegible]	[illegible]	[illegible] [illegible] $1,000.0 [illegible]	to to to	[illegible] $1,000.0 [illegible]	[illegible] [illegible] [illegible] [illegible]	[illegible]	[illegible]	[illegible]	-
Nations MidCap Growth	[illegible]				[illegible]	[illegible]		[illegible]				[illegible]	[illegible]		[illegible]	-
Columbia Mid Cap Growth	1,013.6	[illegible] [illegible]	to	[illegible]	1.00% 0.75%	[illegible]		0.67%	$0.0 $500.0 $1,000.0 [illegible]	to to to	[illegible] $1,000.0 $1,500.0	[illegible] [illegible] [illegible] [illegible]	0.71%		0.76%	[illegible]
Columbia Acorn Select	[illegible]	$0.0 [illegible]	to	$700.0	[illegible] [illegible]	[illegible]		[illegible]	$0.0 [illegible]	to	[illegible]	0.90% [illegible]	[illegible]		[illegible]	[illegible]
Nations Mid Cap Value	[illegible]				[illegible]	[illegible]		[illegible]	$0.0 $500.0 $1,000.0 $1,500.0 $3,000.0 [illegible]	to to to to to	$500.0 $1,000.0 $1,500.0 $3,000.0 [illegible]	[illegible] [illegible] [illegible] 0.67% 0.67% 0.67%	[illegible]		[illegible]	[illegible]
Columbia MidCap Value	[illegible]	$0.0 $1,000.0 [illegible]	to to	$1,000.0 $1,500.0	0.70% [illegible] 0.60%	[illegible]		[illegible]	$0.0 $1,000.0 [illegible]	to to	$1,000.0 $1,500.0	[illegible] [illegible] 0.60%	[illegible]		[illegible]	-
Columbia Young Investor	[illegible]	$0.0 [illegible] [illegible]	to to	[illegible] $1,000.0	[illegible] 0.70% [illegible]	[illegible]		[illegible]	$0.0 $500.0 [illegible]	to to	[illegible] $1,000.0	[illegible] 0.70% [illegible]	[illegible]		[illegible]	-
Columbia Strategic Investor	[illegible]				0.71%	[illegible]		0.70%				0.73%	0.70%		[illegible]	-
	[illegible]														Total	[illegible]

SCHEDULE A

Small Cap

Fund	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Columbia Small Cap Growth	[illegible]		1.00%	[illegible]		1.00%	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]
Columbia Small Company Equity	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	-
Nations Small Company	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]
Columbia Acorn Fund	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]
Columbia Acorn USA	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]
Columbia Small Cap	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	-
Nations Small Cap Value	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]
Columbia Small Cap Value	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	-
	[illegible]										Total	[illegible]

SCHEDULE A

Balanced

Fund	[illegible]	[illegible]			[illegible]	[illegible]	[illegible]	[illegible]	[illegible]			[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Columbia [illegible]	[illegible]	[illegible]	to	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]	to	[illegible]	[illegible]	[illegible]		[illegible]	-
		$1,500.0	to	[illegible]	0.60%				[illegible]	to	[illegible]	[illegible]				
		>$1,500.0			0.45%				>$1,500.0			[illegible]				
Columbia Asset Allocation	[illegible]	[illegible]	to	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]	to	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]
		[illegible]	to	[illegible]	[illegible]				[illegible]	to	[illegible]	[illegible]				
		[illegible]	to	$1,500.0	0.717%				$1,000.0	to	$1,500.0	[illegible]				
		[illegible]	to	[illegible]	[illegible]				[illegible]	to	[illegible]	[illegible]				
		>[illegible]			[illegible]				[illegible]	to	[illegible]	[illegible]				
									>[illegible]			[illegible]				
Nations Asset Allocation	[illegible]				[illegible]	[illegible]	[illegible]	[illegible]				[illegible]	[illegible]		0.72%	-
Columbia [illegible]	[illegible]				[illegible]	[illegible]		[illegible]				[illegible]	[illegible]		[illegible]	-
Nations Convertible Securities	[illegible]				[illegible]	[illegible]		[illegible]	[illegible]	to	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]
									[illegible]	to	$1,000.0	[illegible]				
									$1,000.0	to	[illegible]	[illegible]				
									[illegible]	to	[illegible]	[illegible]				
									[illegible]	to	[illegible]	[illegible]				
									>[illegible]			[illegible]				
	[illegible]														Total	[illegible]

7

SCHEDULE A

International

Fund	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Columbia International Equity	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	-
Columbia International Stock	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]
Nations International Equity	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]
Columbia Acorn International	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]
Columbia Acorn International Select	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	-
Nations Marsico International Opportunities	[illegible]		[illegible]	[illegible]		[illegible]		[illegible]	[illegible]		[illegible]	-
Nations International Value	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]
Columbia Global Equity	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	-
Nations Global Value	[illegible]		[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]

SCHEDULE A

International

Fund	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Columbia Newport Tiger	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Columbia Newport Greater China	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	4.7	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	[illegible]										Total	[illegible]

SCHEDULE A

Specialty

Fund	[illegible] ($M)	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Columbia Real Estate Equity	[illegible]		[illegible]	[illegible]		0.73%		[illegible]	[illegible]		0.73%	
Columbia Technology	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible] to [illegible] to >$1,000.0	[illegible] $1,000.0	[illegible] [illegible] 0.77%	[illegible]	[illegible]	[illegible]
Columbia Utilities	[illegible]	$0.0 to $1,000.0 >$1,000.0	[illegible] [illegible]	[illegible]		[illegible]	[illegible] to >$1,000.0	$1,000.0	[illegible] [illegible]	[illegible]		[illegible]
	[illegible]										Total	

SCHEDULE A

Index

Fund	AUM as of [illegible]	[illegible] Breakpoints [illegible]	[illegible] Agg Fee [illegible]	[illegible] Agg Fee [illegible]	[illegible] Waiver [illegible]	Net Agg Fee [illegible]	[illegible] Breakpoints at [illegible]	[illegible] Agg Fee Rates at [illegible]	[illegible] Agg Fee [illegible]	[illegible] Waiver at [illegible]	Net Agg Fee Rates at [illegible]	Fee Reduction [illegible] AUM [illegible]
Columbia Small Company Index	284.7		0.40%	0.40%		0.40%		0.30%	0.20%		0.20%	(0.2[illegible])
[illegible] Small Cap Index	[illegible]		0.27%	[illegible]	-0.1[illegible]%	0.1[illegible]%		0.20%	0.20%	[illegible]	0.13%	-
Columbia Large Company Index	[illegible]		0.40%	0.40%		0.40%		[illegible]	0.20%		[illegible]	(1.7[illegible])
[illegible] Large Cap Index	1,2[illegible]		0.30%	0.20%	-0.11%	[illegible]		[illegible]	0.20%	-0.11%	0.09%	-
[illegible] Large Cap Enhanced Core	2[illegible]		0.[illegible]%	0.[illegible]%	-0.[illegible]%	0.2[illegible]%	$0.0 to $500.0 $500.0 to $1,000.0 $1,000.0 to $1,500.0 $1,500.0 to $3,000.0 $3,000.0 to $6,000.0 >$6,000.0	[illegible]% 0.[illegible]% 0.4[illegible]% 0.37% 0.[illegible]% 0.3[illegible]%	[illegible]	-0.14%	[illegible]	-
[illegible] Mid Cap Index	1,4[illegible].1		0.2[illegible]%	0.2[illegible]%	-0.11%	0.[illegible]%		0.20%	[illegible]	-0.11%	[illegible]	-
	4,[illegible]										Total	([illegible])

SCHEDULE A

Core Bond

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	-
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]
[illegible]	[illegible]		[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]
[illegible]	[illegible]		[illegible]	[illegible]		[illegible]		[illegible]	[illegible]		[illegible]	-

SCHEDULE A

Core Bond

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]
[illegible]	[illegible]		[illegible]	[illegible]		[illegible]		[illegible]	[illegible]		[illegible]	-
[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	-
[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]
	[illegible]										[illegible]	[illegible]

SCHEDULE A

High Yield Bond

Fund	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible] High Yield	[illegible]		[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]
Columbia High Yield Opportunity	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]
[illegible] High Yield Bond	[illegible]		[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]
	[illegible]										Total	[illegible]

SCHEDULE A

Short Term Bond

Fund	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	Fee [illegible]
[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]
[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	
	[illegible]										Total	[illegible]

SCHEDULE A

Multi Sector Bond

Fund	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]
	[illegible]										Total	[illegible]

SCHEDULE A

High Yield Municipal

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	
	[illegible]										Total		

SCHEDULE A

General Municipal

Fund	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

SCHEDULE A

General Municipal

Fund	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	72.2	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]
[illegible]	119.7		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	
[illegible]	346.2		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	
[illegible]	216.7	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]

SCHEDULE A

General Municipal

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]
[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	-
[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	-
[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	-
[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	-

SCHEDULE A

General Municipal

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]		[illegible]	[illegible]		[illegible]		[illegible]	[illegible]		[illegible]	[illegible]
[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]

SCHEDULE A

General Municipal

Fund	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	
	[illegible]									Total		[illegible]

SCHEDULE A

Short Term Municipal

Fund	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	
							[illegible]	[illegible]				
							[illegible]	[illegible]				
							[illegible]	[illegible]				
							[illegible]	[illegible]				
							[illegible]	[illegible]				

Total

SCHEDULE A

Wanger Funds

Fund	[illegible]	[illegible]			[illegible]	[illegible]	[illegible]	[illegible]	[illegible]			[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Wanger US Smaller Companies	[illegible]	$0.0 $100.0 >$[illegible]	to to	$100.0 $[illegible]	[illegible] [illegible] [illegible]	[illegible]		[illegible]	$0.0 $100.0 >$[illegible]	to to	$100.0 $[illegible]	[illegible] [illegible] [illegible]	[illegible]		[illegible]	[illegible]
Wanger International Small Cap	[illegible]	$0.0 $100.0 >$[illegible]	to to	$100.0 $[illegible]	1.20% 1.20% 1.10%	1.10%		[illegible]	$0.0 $100.0 >$[illegible]	to to	$100.0 $[illegible]	[illegible] [illegible] [illegible]	[illegible]		[illegible]	[illegible]
Wanger Select	[illegible]				[illegible]	[illegible]		[illegible]				[illegible]	[illegible]		[illegible]	[illegible]
Wanger International Select	[illegible]				1.00%	1.00%		1.00%				[illegible]	[illegible]		[illegible]	[illegible]
	[illegible]														Total	[illegible]

34

SCHEDULE A

Variable Series

Fund	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Liberty Equity Fund, VS	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible] Growth Stock Fund, VS	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Liberty Federal Securities Fund, VS	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Liberty Asset Allocation, VS	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Liberty [illegible] Company Growth Fund, VS	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Liberty Growth & Income Fund, VS	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Colonial Small Cap Value Fund, VS	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Colonial Strategic Income Fund, VS	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

SCHEDULE A

Variable Series

Fund	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible] Fund, VS	[illegible]		[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]
[illegible] Fund, VS	41.6	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	-
[illegible] International Fund, VS	77.1	[illegible]	[illegible]	[illegible]	-0.21%	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	-
[illegible] Fund, VS	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	-
[illegible] High Yield Fund, VS	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	-
[illegible] Fund, VS	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	-
	[illegible]										Total	[illegible]

SCHEDULE A

Nations Annuity

Fund	AUM as of [illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Nations Asset Allocation Portfolio	18.8		[illegible]	0.69%	[illegible]	[illegible]	[illegible]	[illegible]	0.75%	[illegible]	[illegible]	
Nations High Yield Bond Portfolio	73.6		[illegible]	0.79%		0.79%		0.79%	0.79%		0.79%	
Nations International Value Portfolio	34.1		1.11%	1.13%	[illegible]	[illegible]	[illegible]	[illegible]	1.07%	[illegible]	[illegible]	
Nations Marsico 21st Century Portfolio	11.0		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	
Nations Marsico Focused Equities Portfolio	[illegible]		[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]
Nations Marsico Growth Portfolio	121.7		[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]
Nations Marsico International Opportunities Portfolio	[illegible]		1.08%	1.08%	[illegible]	[illegible]		[illegible]	1.08%	[illegible]	[illegible]	
Nations MidCap Growth Portfolio	41.8		[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	
Nations Small Company Portfolio	20.4		1.12%	1.13%	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]

FEB-08-2005 15:23 NYS INV PROT

SCHEDULE A

Nations Annuity

Fund	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Nations Value Portfolio	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	0.77%		0.77%	[illegible]
	[illegible]										Total	[illegible]
											Cumulative Total	[illegible]

EXHIBIT C

company registered under the 1940 Act through one or more Series investing primarily in securities.

SECTION 2. PRINCIPAL OFFICE. The principal office of the Trust is: 111 Center Street, Suite 300, Little Rock, AR 72201. The Board may, from time to time, change the location of the principal office of the Trust to any place within or outside the State of Delaware.

<PAGE>

SECTION 3. DELAWARE OFFICE. The Board shall establish a registered office in the State of Delaware and shall appoint as the Trust's registered agent for service of process in the State of Delaware an individual resident of the State of Delaware or a Delaware corporation or a corporation authorized to transact business in the State of Delaware; in each case the business office of such registered agent for service of process shall be identical with the registered Delaware office of the Trust.

SECTION 4. OTHER OFFICES. The Board may at any time establish branch or subordinate offices at any place or places where the Trust intends to do business.

ARTICLE III
SHARES

SECTION 1. DIVISION OF BENEFICIAL INTEREST. The beneficial interest in the Trust shall at all times be divided into an unlimited number of Shares, without par value. The Board may authorize the division of Shares into separate Series and the division of Series into a separate Class of Shares. The different Series shall be established and designated, and the variations in the relative rights and preferences as among the different Series and Classes shall be fixed and determined, by the Board.

No Shares shall have any priority or preference over any other Share of the same Class of a Series with respect to dividends or distributions upon termination of the Trust or of such Series. All dividends and distributions shall be made ratably among all Shareholders of a particular Class of a Series from the assets held with respect to such Series according to the number of Shares of such Class of such Series held of record by such Shareholder on the record date for any dividend or distribution or on the date of termination, as the case may be. Shareholders shall have no preemptive or other right to subscribe to any additional Shares or other securities issued by the Trust or any Series. The Board may from time to time divide or combine the Shares of any particular Series into a greater or lesser number of Shares of that Series.

SECTION 2. OWNERSHIP OF SHARES. The ownership of Shares shall be recorded on the books of the Trust or a transfer or similar agent for the Trust, which books shall be maintained separately for the Shares of each Series and Class. No certificates certifying the ownership of Shares shall be issued except as the Board may otherwise determine from time to time. The Board may make such rules as it considers appropriate for the transfer of Shares of each Series and Class and similar matters. The record books of the Trust as kept by the Trust or any transfer or similar agent, as the case may be, shall be conclusive as to who are the Shareholders of each Series and Class and as to the number of Shares of each Series and Class held from time to time by each.

SECTION 3. INVESTMENTS IN THE TRUST. Investments may be accepted by the

Trust from such Persons, at such times, on such terms, and for such consideration as the Board from time to time may authorize. In addition, investments in any Series may be accepted by the Board from any other Series, at such times, on such terms, and for such consideration as the Board may from time to time authorize.

<PAGE>

SECTION 4. STATUS OF SHARES AND LIMITATION OF PERSONAL LIABILITY. Every Shareholder by virtue of having become a Shareholder shall be held to have expressly asserted and agreed to the terms hereof and to have become a party hereto. The death of a Shareholder during the existence of the Trust shall not operate to terminate the Trust, nor entitle the representative of any deceased Shareholder to an accounting or to take any action in court or elsewhere against the Trust or the Trustees, but entitles such representative only to the rights of said deceased Shareholder under this Trust. Ownership of Shares shall not entitle the Shareholder to any title in or to the whole or any part of the Trust Property or right to call for a partition or division of the same or for an accounting, nor shall the ownership of Shares constitute the Shareholders as partners.

SECTION 5. ESTABLISHMENT AND DESIGNATION OF SERIES OR CLASS. The establishment and designation of any Series or Class of Shares shall be effective upon the adoption by a majority of the then Trustees, of a resolution that sets forth such establishment and designation. Each such resolution shall be incorporated herein by reference upon adoption.

Shares of each Series established pursuant to this Section 5, unless otherwise provided in the resolution establishing such Series or Class, shall have the following relative rights and preferences:

(a) ASSETS and LIABILITIES HELD WITH RESPECT TO A PARTICULAR SERIES. All consideration received by the Trust for the issue or sale of Shares of a particular Series, together with all assets in which such consideration is invested or reinvested, all income, earnings, profits, and proceeds thereof (including any proceeds derived from the sale, exchange or liquidation of such assets, and any funds or payments derived from any reinvestment of such proceeds in whatever form the same may be), shall be held and accounted for separately from the other assets of the Trust and every other Series and are referred to as "assets belonging to" that Series. The assets belonging to a Series shall belong only to that Series for all purposes, and to no other Series, and shall be subject only to the rights of creditors of that Series. Any assets, income, earnings, profits, and proceeds thereof, funds, or payments which are not readily identifiable as belonging to any particular Series shall be between and among one or more Series as the Treasurer, subject to the supervision of the President, Chairman of the Board, if any, and the Board itself, deems fair and equitable. Each such allocation shall be conclusive and binding upon the Shareholders of all Series for all purposes, and such assets, earnings, income, profits or funds, or payments and proceeds thereof shall be referred to as assets belonging to that Series. The assets belonging to a Series shall be so recorded upon the books of the Trust, and shall be held in trust for the benefit of the Shareholders of that Series. The assets belonging to a Series shall be charged with the liabilities of that Series and all expenses, costs, charges and reserves attributable to that Series, except that liabilities, expenses, costs, charges and reserves allocated solely to a particular Class, if any, shall be borne by that Class. Any general liabilities, expenses, costs, charges or reserves of the Trust which are not readily identifiable as belonging to any particular Series or Class shall be allocated and charged between and among any one or more of the Series or Classes in such manner as the Board deems fair and

equitable. Each such allocation shall be conclusive and binding upon the Shareholders of all Series and Classes for all purposes.

Without limiting the foregoing, but subject to the right of the Treasurer, subject to the supervision of the President, Chairman of the Board, if any, and the Board itself, to allocate general liabilities, expenses, costs, charges or reserves as herein provided, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series shall be enforceable against the assets of such Series only, and not against

<PAGE>

the assets of the Trust generally or of any other Series and, unless otherwise provided in this Declaration, none of the debts, liabilities, obligations, expenses incurred, contracted for or otherwise existing with respect to the Trust generally or any other Series shall be enforceable against the assets of such Series. Notice of this contractual limitation on liabilities among Series may, in the Board's discretion, be set forth in the certificate of trust of the Trust (whether originally or by amendment) as filed or to be filed in the Office of the Secretary of State of the State of Delaware pursuant to the Delaware Act, and upon the giving of such notice in the certificate of trust, the statutory provisions of Section 3804 of the Delaware Act relating to limitations on liabilities among Series (and the statutory effect under Section 3804 of the Delaware Act of setting forth such notice in the certificate of trust) shall become applicable to the Trust and each Series. Any person extending credit to, contracting with or having any claim against any Series may look only to the assets of that Series to satisfy or enforce any debt, with respect to that Series. No Shareholder or former Shareholder of any Series shall have a claim on or any right to any assets allocated or belonging to any other Series, except to the extent that such Shareholder or Former Shareholder has such a claim or right hereunder as a Shareholder or former Shareholder of such other Series.

(b) DIVIDENDS, DISTRIBUTIONS, REDEMPTIONS, AND REPURCHASES. Notwithstanding any other provisions of this Declaration of Trust, no dividend or distribution including, without limitation, any distribution paid upon termination of the Trust or of any Series or Class with respect to, nor any redemption or repurchase of, the Shares of any Series or Class shall be effected by the Trust other than from the assets held with respect to such Series, nor shall any Shareholder of any particular Series otherwise have any right or claim against the assets held with respect to any other Series except to the extent that such Shareholder has such a right or claim hereunder as a Shareholder of such other Series. The Board shall have full discretion, to the extent not inconsistent with the 1940 Act, to determine which items shall be treated as income and which items as capital; and each such determination and allocation shall be conclusive and binding upon the Shareholders.

Any Shares of a Series acquired, through purchase, exchange or otherwise, by another Series shall not be deemed cancelled, unless the Board affirmatively determines otherwise.

(c) EQUALITY. All the Shares of each particular Series shall represent an equal proportionate interest in the assets held with respect to that Series (subject to the liabilities held with respect to that Series and such rights and preferences as may have been established and designated with respect to Classes of Shares within such Series).

(d) FRACTIONS. Any fractional Share of a Series shall carry

EXHIBIT D





Newsroom



Bank of America and Nations Funds Trustees announce actions

September 8, 2003

Reporters May Contact
Bob Stickler, Bank of America, 704.386.8465
robert.stickler@bankofamerica.com

NEW YORK -- Bank of America and the Nations Funds Board of Trustees, through its independent Chairman, William Carmichael, today announced actions in response to allegations last week by the New York Attorney General's office concerning certain activities relating to the distribution of mutual fund shares, specifically market timing and late day trading.

Nations Funds Board Actions
"The Board of Trustees of the Nations Funds has always taken its fiduciary obligations to its shareholders as the fundamental and guiding principle of all of our activities. The Board will continue to take a proactive and deliberate role in carrying out its oversight responsibilities to the Nations Funds shareholders," said Mr. Carmichael. "Bank of America's senior management has been, and continues to be, fully cooperative with our efforts to evaulate the situation as it relates to the Attorney General's inquiry, and to take appropriate action in the interests of our shareholders and customers," Mr. Carmichael added.

The Board will take the following actions:

- Independent Evaluation. The independent trustees of the Nations Funds will hire an independent firm to evaluate whether there was any monetary impact to any funds in which the adviser to the fund permitted a discretionary market-timing agreement.
- Evaluation of Fund Management Practices. The independent trustees of the Nations Funds will evaluate whether any additional steps are appropriate to assure Nations Funds shareholders that the funds are being

managed and operated in their interests. Such measures may include the hiring of an independent expert to review the processes and procedures employed by the Nations Funds and its service providers, to ensure the funds are being managed and serviced in a manner that is in accordance with highest industry practices.

- Continuing Review of Late-Day Trading. The independent trustees of the Nations Funds have received assurances from Bank of America that it is diligently reviewing the issues related to late-day trading activities in Nations Funds, and will continue to do so until this matter is resolved. The board will, with the assistance of the independent firm it will retain, conduct its own review, consider the results of the Bank of America review, and take action as appropriate.

Bank of America Actions
Bank of America will take the following actions:

- Nations Funds Shareholder Restitution. To the extent that the independent firm determines that Nations Funds shareholders were adversely affected by such a discretionary market timing agreement, the adviser will make appropriate restitution. Appropriate restitution will also be made to the extent that it is determined that Nations Funds shareholders were adversely impacted by such late day trading activities.

- Reimbursement of Fees. The adviser will promptly return to the funds that were the subject of a market timing agreement all funds management and advisory fees it received as a result of such an agreement. This will occur whether or not there is an independent determination of any negative impact to fund shareholders.

- Continuing Cooperation with Governmental and Regulatory Authorities. Bank of America will continue cooperating fully with governmental and regulatory authorities to resolve this matter fully and completely, in a manner that demonstrates an unwavering commitment to the best interests of Nations Funds' shareholders. It will also support uniform rules to regulate market timing in mutual funds.

Note: We maintain Bank of America news releases on this site for archival purposes. Our news releases are believed accurate as of the date they are issued; however, they may become outdated over time, and should not be relied on as correct after their issue date.

USA

Bank of America, N.A. Member FDIC. Equal Housing Lender
© 2005 Bank of America Corporation. All rights reserved.

EXHIBIT E



September 19, 2003

Dear Nations Funds Shareholder:

Over the past few weeks, reports of investigations into market timing and late trading involving mutual funds, including the Nations Funds, have raised questions for all investors. I want to provide you specific information about some of the actions that we and the Nations Funds are taking in order to address your concerns and merit your continued confidence.

Independent Evaluation and Restitution. The independent trustees of the Nations Funds have hired an independent firm to evaluate whether there was any monetary impact to any funds in which a discretionary market-timing agreement was permitted. To the extent this independent firm determines that Nations Funds shareholders were adversely affected by such an agreement, appropriate restitution will be made. Also, all management and advisory fees received as a result of such an agreement will be returned promptly to the funds.

Market Timing. While the inquiry continues, our work to date indicates that the Nations Funds that were the subject of market timing by Canary were: Nations Convertible Securities, International Equity, Emerging Markets, Small Company, SmallCap Index, MidCap Index, LargeCap Index, Managed Index (now known as LargeCap Enhanced Core), Value and Strategic Growth Funds. In addition, Canary also maintained longer-term investments in the Nations Short-Intermediate Government, Short-Term Income and Government Securities Funds and invested in the Nations Prime and Cash Reserves Funds. Should we determine that additional funds were involved, we will inform you promptly.

Late Trading. Late trading is clearly prohibited and has never been authorized by the Nations Funds. We will continue to investigate to what extent late trading may have taken place in the Nations Funds and seek appropriate redress.

Full Cooperation and Disciplinary Action. We are and will be cooperating fully with governmental and regulatory authorities until this matter has been resolved completely. We have established an inquiry to analyze the facts. We have begun and will continue to take all appropriate employee disciplinary actions.

Policy and Procedural Review. Along with independent experts, we intend to review processes and procedures employed by Nations Funds and its service providers to ensure that the funds are being managed in a manner that is in accordance with the highest industry practices.

Not FDIC Insured	May Lose Value	No Bank Guarantee

BACAP Distributors, LLC and Banc of America Capital Management, LLC are the distributor and investment adviser to Nations Funds, respectively. They and other affiliates of Bank of America provide services to Nations Funds and receive fees for such services. BACAP Distributors, LLC, member NASD, SIPC

NFSEPLTR

These actions underscore our resolve to act swiftly and decisively based on the facts. We take the integrity of the market and investors very seriously and work every day to protect the interests of our customers, shareholders and associates. We apologize for any concerns these issues may have raised for you. We thank you for your continued confidence.

Sincerely,

Richard M. DeMartini
President, Asset Management Group
Bank of America

EXHIBIT F





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Bank of America announces further mutual fund actions

October 7, 2003

Reporters May Contact
Bob Stickler, Bank of America, 704.386.8465
robert.stickler@bankofamerica.com

CHARLOTTE -- Bank of America today announced additional actions that the company will take as a result of its ongoing inquiry into mutual fund practices. These actions include the naming of several key leaders and advisors external to Bank of America to review mutual fund practices. Additionally, further information regarding restitution and the company's commitment to immediate changes to current practices are also being announced.

"Bank of America is committed to a comprehensive roadmap to ensure that our company's policies and practices in all of our businesses remain at the highest level of industry standards," said Ken Lewis, Bank of America chairman and chief executive officer. "Nothing is more important in our business than the trust and confidence of our customers and clients. Today we are announcing further actions that we believe demonstrate our resolve and commitment to sustaining that trust."

Independent Review

Bank of America has engaged Dale Frey, the retired president and chairman of the General Electric Investment Corporation to serve as a special advisor. Mr. Frey will lead an independent review of the company's mutual fund policies and practices. As a part of this review, Mr. Frey will make recommendations to ensure Bank of America's mutual fund operations are conducted in the best interest of all of its customers.

Bank of America has also retained Maureen Scannell Bateman to conduct a complete legal and regulatory compliance review of the company's mutual fund business. Ms. Bateman is the former general counsel of State Street Corporation and of U.S Trust. Ms.

Bateman, working as part of the independent review process, will develop any necessary recommendations to ensure the mutual fund business is conducted in the best interest of fund shareholders.

Finally, Bank of America has also engaged Promontory Financial Group to coordinate a detailed review of all technology, control, and compliance systems related to the mutual fund business. This review will include all systems relating to sales, clearing, and derivative and brokerage operations.

The work of each of these teams will be coordinated by Mr. Frey to ensure a comprehensive and independent review of the mutual fund operations is conducted and any necessary changes implemented.

Additional Restitution

In order to demonstrate that the trust and confidence of customers is paramount, the bank is further announcing that it will establish a restitution fund for shareholders of the Nations Funds who were harmed by the late trading and market timing practices of Canary.

Previously, the company has committed to make restitution for any fund shareholders that may have been adversely impacted by the Canary market timing agreement. Additionally Bank of America committed to return to the Nations Funds all funds management and advisory fees related to the Canary market timing agreement.

In addition, Bank of America is also announcing it will provide restitution for shareholders of third party mutual funds who were harmed by any late trading activities by Canary that are found to have occurred through the company in the event restitution is not otherwise available from Canary, its affiliates, or its investors or from any other third parties.

Additional Actions

Bank of America is committing today to develop new policies throughout its various business units to eliminate all lending, derivatives, brokerage services or any other services relating to mutual fund trading activity by clients known to Bank of America to engage in active mutual fund market timing not permitted by the targeted funds. Additional compliance measures will be put in place to ensure that this activity does not occur and will be subject to review by the efforts led by Mr. Frey.

Finally, the company has pledged that there will be no special exceptions to the market timing policies established by Bank of America.

"I am pleased to serve as a Special Advisor to Bank of America and help lead the effort in developing and implementing a comprehensive response to the challenges facing the mutual fund industry as it responds to the New York Attorney General's complaint and concerns raised by the SEC and other regulatory agencies", said Mr. Frey. "I am confident that Bank of America can and should take a lead in helping to respond both to the legal

inquiries and to necessary reforms. I believe Ken Lewis and the entire management team of the company are responding quickly and will be a leader in this effort."

William Carmichael, Chairman of the Board of Trustees of the Nations Funds added: "We are gratified that Bank of America has taken these additional steps to ensure that its mutual fund operations are conducted in the best interests of fund shareholders. We are confident that Bank of America's additional steps will complement the independent and simultaneous investigation, with the assistance of outside experts, that has been launched by the independent trustees of the Nations Funds."

One of the world's leading financial services companies, Bank of America is committed to making banking work for customers and clients like it never has before. Bank of America provides individuals, small businesses and commercial, corporate and institutional clients across the United States and around the world new and better ways to manage their financial lives.

Shares of Bank of America (ticker: BAC), the second largest banking company in the United States by market capitalization, are listed on the New York, Pacific and London stock exchanges.

Note: We maintain Bank of America news releases on this site for archival purposes. Our news releases are believed accurate as of the date they are issued; however, they may become outdated over time, and should not be relied on as correct after their issue date

Bank of America, N.A. Member FDIC. Equal Housing Lender
© 2005 Bank of America Corporation. All rights reserved.

EXHIBIT G

Stock Funds

Prospectus — Investor A, B and C Shares

August 1, 2004

- Nations Convertible Securities Fund
- Nations Asset Allocation Fund
- Nations Value Fund
- Nations MidCap Value Fund
- Nations Strategic Growth Fund
- Nations Marsico Growth Fund
- Nations Marsico Focused Equities Fund
- Nations MidCap Growth Fund
- Nations Marsico 21st Century Fund
- Nations SmallCap Value Fund
- Nations Small Company Fund

The Securities and Exchange Commission (SEC) has not approved or disapproved these securities or determined if this prospectus is truthful or complete.

Any representation to the contrary is a criminal offense.

Not FDIC Insured

May Lose Value

No Bank Guarantee

Nations Funds™

Legal matters

On September 3, 2003, the Office of the Attorney General for the State of New York ("NYAG") simultaneously filed and settled a complaint against Canary Capital Partners, LLC, et al. (collectively, "Canary"). The complaint alleged, among other things, that Canary engaged in activities that the NYAG characterized as "market timing" and also "late trading" in certain open-end Nations Funds and other mutual funds. The NYAG later announced a criminal action, and the SEC announced a civil action, against a former employee of a selling agent affiliated with BACAP. In connection with these events, various lawsuits have been filed, some of which name the Funds, among others, as defendants.

The independent Trustees of the Funds have engaged independent legal counsel and, through them, accountants to determine the extent of any "late trading" or improper "market timing" activity in any of the Funds and to determine the extent of any losses suffered by the Funds from such activity and/or the amount of any disgorgement that should be made. On September 8, 2003, Bank of America Corporation and the Board jointly announced that: (i) to the extent that it is determined that the Funds were adversely affected by any late trading or any discretionary market timing agreement, BACAP would make appropriate restitution; and (ii) BACAP and BACAP Distributors would promptly return to the Funds that were the subject of a market timing agreement all advisory and administration fees they received as a result of such an agreement, irrespective as to whether or not there is an independent determination of any negative impact to any Fund shareholders. In addition, Bank of America Corporation has also agreed to make appropriate reimbursement of costs incurred by the Funds in connection with this matter.

On March 15, 2004, Bank of America Corporation and FleetBoston Financial Corporation ("Fleet") entered into agreements in principle (each an "Agreement" and together, the "Agreements") with the NYAG and the SEC over matters related to improper late trading and market timing of mutual funds. As noted below, on April 1, 2004, Bank of America Corporation acquired Fleet.

Under the Agreements, Bank of America Corporation has agreed to pay $250 million in total disgorgement and restitution and a penalty of $125 million. In addition, the Agreement with the NYAG requires an aggregate reduction in mutual fund fees of $32 million per year for five years across selected non-money market funds in the Nations Funds and Fleet mutual fund complexes. The final amount payable as restitution and whether such restitution will be paid to a Fund or directly to shareholders, has not yet been determined.

When finalized, the Agreements will conclude the investigation by the NYAG and the SEC of Bank of America Corporation and its affiliates relating to late trading and market timing activities, provided that the NYAG and the SEC have reserved the right to continue their respective investigations of and actions against individuals.

Management believes that the Agreements, and their finalization, will not have a material adverse effect, on any Fund's financial positions or results of operations. However, a review by the accountants engaged to investigate these matters for the Boards remains ongoing. Accordingly, an estimate of the financial impact on any Fund cannot currently be made.

On April 1, 2004, Bank of America Corporation acquired Fleet. As a result of this acquisition, Columbia Management Advisors, Inc. ("CMA") and

Columbia Funds Distributor, Inc. ("CFDI") are now indirect wholly-owned subsidiaries of Bank of America Corporation. The SEC and NYAG filed proceedings against both CMA and CFDI on February 24, 2004 alleging that they had violated certain provisions of the federal securities laws in connection with trading activity in mutual funds shares and violated certain New York anti-fraud statutes. In order to settle these matters, as noted above, Fleet entered into the March 15, 2004 Agreements with the NYAG and the SEC, including committing to substantial payments and other terms similar to those discussed above with respect to Bank of America Corporation.

If either CMA or CFDI is ultimately unsuccessful in its defense of, or efforts to procure a final settlement of, the February 24, 2004 proceedings, or if any final settlement includes an injunction against CMA or CFDI prohibiting them from engaging in certain conduct, CMA, CFDI or any company that is an affiliated person of CMA and CFDI could be barred from serving as an investment adviser or distributor for any investment company registered under the 1940 Act. As a result of the Fleet acquisition, BACAP and BACAP Distributors are now affiliated persons of CMA and CFDI and, therefore, under these circumstances, could be barred from serving as an investment adviser or distributor for any registered investment company, including your Nations Fund. If either CMA or CFDI is ultimately unsuccessful in its defense of, or efforts to procure a final settlement of, the February 24, 2004 proceedings, it is expected that BACAP and BACAP Distributors would seek exemptive relief from the SEC to permit them to continue serving as the investment adviser and distributor of the Funds.

In connection with the events described in detail above, various parties have filed suit against certain Funds, their Boards and/or Bank of America Corporation (and affiliated entities). Cases against several Fund companies have been consolidated in a multi-district proceeding and transferred to the Federal District Court in Maryland.

These suits and certain regulatory investigations are ongoing. Accordingly, an estimate of the financial impact of this litigation on any Fund, if any, cannot currently be made.

EXHIBIT H

STATEMENT OF ADDITIONAL INFORMATION
NATIONS FUNDS TRUST

International/Global Stock Funds
Nations Global Value Fund
Nations International Equity Fund
Nations International Value Fund
Nations Marsico International Opportunities Fund

Stock Funds
Nations Asset Allocation Fund
Nations Capital Growth Fund
Nations Convertible Securities Fund
Nations Marsico 21st Century Fund
Nations Marsico Focused Equities Fund
Nations Marsico Growth Fund
Nations MidCap Growth Fund
Nations MidCap Value Fund
Nations SmallCap Value Fund
Nations Small Company Fund
Nations Strategic Growth Fund
Nations Value Fund

Index Funds
Nations LargeCap Index Fund
Nations LargeCap Enhanced Core Fund
Nations MidCap Index Fund
Nations SmallCap Index Fund

LifeGoal Portfolios
Nations LifeGoal Balanced Growth Portfolio
Nations LifeGoal Growth Portfolio
Nations LifeGoal Income and Growth Portfolio

Government & Corporate Bond Funds
Nations Bond Fund
Nations Government Securities Fund
Nations High Yield Bond Fund
Nations Intermediate Bond Fund
Nations Short-Intermediate Government Fund
Nations Short-Term Income Fund
Nations Strategic Income Fund

Municipal Bond Funds
Nations Intermediate Municipal Bond Fund
Nations Municipal Income Fund
Nations Short-Term Municipal Income Fund

State Municipal Bond Funds
Nations California Intermediate Municipal Bond Fund
Nations California Municipal Bond Fund
Nations Florida Intermediate Municipal Bond Fund
Nations Florida Municipal Bond Fund
Nations Georgia Intermediate Municipal Bond Fund
Nations Kansas Municipal Income Fund
Nations Maryland Intermediate Municipal Bond Fund
Nations North Carolina Intermediate Municipal Bond Fund
Nations South Carolina Intermediate Municipal Bond Fund
Nations Tennessee Intermediate Municipal Bond Fund
Nations Texas Intermediate Municipal Bond Fund
Nations Virginia Intermediate Municipal Bond Fund

Money Market Funds
Nations California Tax-Exempt Reserves
Nations Cash Reserves
Nations Government Reserves
Nations Money Market Reserves
Nations Municipal Reserves
Nations New York Tax-Exempt Reserves
Nations Tax-Exempt Reserves
Nations Treasury Reserves

Adviser Class Shares, Capital Class Shares, Daily Class Shares, Institutional Class Shares, Investor Class Shares, Liquidity Class Shares, Market Class Shares, Marsico Shares, Service Class Shares, Trust Class Shares, Primary A Shares, Primary B Shares, Investor A Shares, Investor B Shares and Investor C Shares

August 1, 2003

This SAI provides information relating to the classes of shares representing interests in the Funds listed above. This information supplements the information contained in the prospectuses for the Funds and is intended to be read in conjunction with the prospectuses. **The SAI is not a prospectus for the Funds.** See "About the SAI" for information on what the SAI is and how it should be used.

Copies of any of the prospectuses may be obtained without charge by writing Nations Funds, One Bank of America Plaza, 33rd Floor, Charlotte, NC 28255, or by calling Nations Funds at 800-321-7854 or 800-626-2275 (for institutional money market investors). The Funds' annual reports to shareholders, including the audited financial statements for the Funds, dated March 31, 2003, are hereby incorporated into this SAI by reference.

For ease of use, certain terms or names that are used in this SAI have been shortened or abbreviated. A list of these terms and their corresponding full names or definitions can be found at the end of this SAI in Appendix B. An investor may find it helpful to review the terms and names in Appendix B before reading the SAI.

The Board, including certain of its Committees described below, meet at least quarterly to review, among other things, the business and operations, investment performance and regulatory compliance of the Funds. At least annually, the Board reviews, among other things, the fees paid to: (i) the Adviser and any affiliates, for investment advisory and sub-advisory services and other administrative and shareholder services; and (ii) the Distributor for the distribution and sale of Fund shares.

The Trustees and Principal Officers

The following table provides basic information about the Trustees and principal Officers of the Trust. Each Trustee and Officer serves an indefinite term, with the Trustees subject to retirement from service as required pursuant to the Trust's retirement policy at the end of the calendar year in which a Trustee turns 72, provided that any Trustee who was a trustee or director of any of the other Companies in the Nations Funds Family as of February 22, 2001, and who reached the age of 72 no later than the end of that calendar year may continue to serve as a Trustee of the Trust until the end of the calendar year in which such Trustee reaches age 75 and may continue to serve for successive annual periods thereafter upon the vote of a majority of the other Trustees.

In the table below and throughout this section, information for Trustees who are not "interested" persons of the Trust, as that term is defined under the 1940 Act ("Independent Trustees"), appears separately from the information for the Interested Trustees. The address of each Trustee and principal Officer is: c/o Nations Funds, 101 South Tryon Street, 33rd Floor, Charlotte, NC 28255.

Name and Age	Position Held with the Trust	Term of Office and Length of Time Served	Principal Occupation(s) During the Past Five Years	Number of Funds in Fund Complex Overseen by Trustee	Other Directorships Held by Trustee
William P. Carmichael Age: 59	Trustee and Chairman of the Board	Indefinite term; Trustee since 1999, Chairman of the Board since 2003	Senior Managing Director – The Succession Fund (a company formed to advise and buy family owned companies) from 1998 through April 2001.	78	Director – Cobra Electronics Corporation (electronic equipment manufacturer), Rayovac Corporation (electronics and batteries), The Finish Line (sports footwear and apparel) and Golden Rule Insurance Company; Trustee – Nations Funds Family (2 other registered investment companies)
William H. Grigg Age: 70	Trustee	Indefinite term; Trustee since 1999	Retired; Chairman Emeritus since December 1997 and Chairman and Chief Executive Officer through July 1997 – Duke Power Co.	82	Director – The Shaw Group, Inc., Kuhlman Electric Corp. (manufacturer of transformers), Faison Enterprises (real estate); Director and Vice Chairman – Aegis Insurance Services, Ltd. (a mutual fund insurance company in Bermuda); Board member – Nations Funds Family (6 other registered investment companies)
Thomas F. Keller Age: 71	Trustee	Indefinite term; Trustee since 1999	R.J. Reynolds Industries Professor of Business Administration, Fuqua School of Business, Duke University, since July 1974; Dean, Fuqua School of Business Europe, Duke University, July 1999 through June 2001	82	Director – Wendy's International, Inc. (restaurant operating and franchising), Dimon, Inc. (tobacco) and Biogen, Inc. (pharmaceutical biotechnology); Board member – Nations Funds Family (6 other registered investment companies)
Carl E. Mundy, Jr. Age: 68	Trustee	Indefinite term; Trustee since 1999	President and Chief Executive Officer -- USO from May 1996 to May 2000; Commandant – United States Marine Corps from July 1991 to July 1995;	78	Director – Shering-Plough (pharmaceuticals and health care products), General Dynamics Corporation (defense systems); Trustee – Nations Funds Family

Name and Age	Position Held with the Trust	Term of Office and Length of Time Served	Principal Occupation(s) During the Past Five Years	Number of Funds in Fund Complex Overseen by Trustee	Other Directorships Held by Trustee
			Member – Board of Advisors to the Comptroller General of the United States; Chairman – Board of Trustees, Marine Corps University Foundation		(2 other registered investment companies)
Dr. Cornelius J. Pings Age: 74	Trustee	Indefinite term; Trustee since 1999	Retired; President – Association of American Universities through June 1998	78	Director – Edelbrock Corp. (automotive products), Farmers Group, Inc. (insurance company); Trustee – Nations Funds Family (2 other registered investment companies)
Minor Mickel Shaw Age: 55	Trustee	Indefinite term; Trustee since 2003	President – Micco Corporation and Mickel Investment Group	78	Chairman and Trustee – The Daniel-Mickel Foundation of South Carolina; Vice-Chairman and Trustee – Greenville-Spartanburg Airport Commission and Greenville Hospital System Foundation; Trustee – The Duke Endowment; Trustee – Nations Funds Family (2 other registered investment companies)
A. Max Walker Age: 81	Trustee	Indefinite term; Trustee since 1999	Independent Financial Consultant	82	Board member – Nations Funds Family (6 other registered investment companies)
Charles B. Walker Age: 64	Trustee	Indefinite term; Trustee since 1999	Retired	78	Director -- Ethyl Corporation (chemical manufacturing); Trustee – Nations Funds Family (2 other registered investment companies)
Edmund L. Benson, III Age: 66	Trustee	Indefinite term; Trustee since 1999	Director, President and Treasurer -- Saunders & Benson, Inc. (insurance)	78	Director -- Insurance Managers Inc. (insurance), Insurance Managers, Inc. (insurance); Trustee – Nations Funds Family (2 other registered investment companies)
Robert H. Gordon Age: 42	Trustee and Vice Chairman of the Board	Indefinite term; Trustee since 2002	President – the Trust, NMIT and NSAT since Oct. 2002; President – Nations Balanced Target Maturity Fund, Inc., Nations Government Income Term Trust 2004, Inc., Nations Government Income Term Trust 2003, Inc. and Hatteras Income Securities, Inc. since March 1998; President and Director – BACAP (or its predecessors) since February 1998; President since March 2002 and Co-Chairman of the Board since January 2000 – BACAP; Senior Vice-President -- BACAP (or its predecessors) 1995-February 1998; Senior Vice President –	78	Director -- BACAP; Co-Chairman of the Board -- BACAP; and Trustee – Nations Funds Family (2 other registered investment companies)

Name and Age	Position Held with the Trust	Term of Office and Length of Time Served	Principal Occupation(s) During the Past Five Years	Number of Funds in Fund Complex Overseen by Trustee	Other Directorships Held by Trustee
			Bank of America since 1993.		
James B. Sommers Age: 64	Trustee	Indefinite term; Trustee since 1999	Retired	78	Chairman – Central Piedmont Community College Foundation, Board of Commissioners, Charlotte/Mecklenberg Hospital Authority; Director – Carolina Pad & Paper Co.; Trustee, Central Piedmont Community College, Mint Museum of Art; Trustee, Nations Funds Family (2 other registered investment companies)
Thomas S. Word, Jr. Age: 65	Trustee	Indefinite term; Trustee since 1999	Partner -- McGuire, Woods, LLP (law firm)	78	Director – Vaughan-Bassett Furniture Company, Inc. (furniture), Bassett Mirror Company Inc. (glass furniture); Trustee, Nations Funds Family (2 other registered investment companies)
Robert H. Gordon Age: 42	President	Indefinite term; President since 2002	President of the Trust, NMIT and NSAT since Oct. 2002; President of Nations Balanced Target Maturity Fund, Inc., Nations Government Income Term Trust 2004, Inc., Nations Government Income Term Trust 2003, Inc. and Hatteras Income Securities, Inc. since March 1998; President and Director, BACAP (or its predecessors) since February 1998; President, BACAP since March 2002 and Co-Chairman of the Board, since January 2000; Senior Vice-President, BACAP (or its predecessors) 1995-February 1998; Senior Vice President, Bank of America since 1993.	n/a	n/a
Edward D. Bedard Age: 45	Chief Financial Officer	Indefinite term; Treasurer since 2003	Chief Financial Officer of the Trust, NMIT and NSAT since Jan. 2003; Treasurer of the Trust, NMIT and NSAT since Oct. 2002; Chief Financial Officer of Nations Balanced Target Maturity Fund, Inc., Nations Government Income Term Trust 2004, Inc., Nations Government Income Term Trust 2003, Inc. and Hatteras Income Securities, Inc. since March 1998; Director, BACAP (or its predecessors) since 1997; Senior Vice President and Chief Operating Officer, BACAP since 1996; and Chief Administrative	n/a	n/a

Name and Age	Position Held with the Trust	Term of Office and Length of Time Served	Principal Occupation(s) During the Past Five Years	Number of Funds in Fund Complex Overseen by Trustee	Other Directorships Held by Trustee
			Officer and Treasurer, BACAP since January 2000.		
Gerald Murphy Age: 43	Treasurer	Indefinite term; Treasurer since 2003	Treasurer of the Trust, NMIT and NSAT since Jan. 2003; Treasurer of Nations Balanced Target Maturity Fund, Inc., Nations Government Income Term Trust 2004, Inc., Nations Government Income Term Trust 2003, Inc. and Hatteras Income Securities, Inc. since 1999; Senior Vice President, BACAP (or its predecessors) since 1998; Vice President, Citibank 1997-December 1998.	n/a	n/a
Robert B. Carroll Age: 43	Secretary	Indefinite term; Secretary since 2003	Secretary of the Trust, NMIT and NSAT since Jan. 2003; Secretary of Nations Balanced Target Maturity Fund, Inc. Nations Government Income Term Trust 2003, Inc., Nations Government Income Term Trust 2004, Inc. and Hatteras Income Securities, Inc. since 1997; Associate General Counsel, Bank of America Corporation since 1999; Assistant General Counsel, Bank of America Corporation 1996-1999.	n/a	n/a

---

(1) *Basis of Interestedness.* Mr. Benson's step-son is an employee of Bank of America, the parent of BACAP. Mr. Sommers owns securities of Bank of America Corporation, the parent holding company of BACAP. Mr. Word is affiliated with a law firm which provides services to Bank of America and certain of its affiliates.

Board Committees

The Trust has an Audit Committee, Governance Committee and Investment Committee.

The Audit Committee is responsible for: 1) overseeing the Funds' accounting and financial reporting processes and practices, its internal controls and, as appropriate, the internal controls of key service providers; 2) approving, and recommending to the full Board of Trustees for its approval in accordance with applicable law, the selection and appointment of an independent auditor for each Fund prior to the engagement of such independent auditor; 3) pre-approval of all permissible non-audit services provided to each Fund by its independent auditor, directly or by establishing pre-approval policies and procedures pursuant to which such services may be rendered, 4) pre-approval of all non-audit services provided by a Fund's independent auditor to the Fund's investment adviser and any entity controlling, controlled by, or under common control with the investment adviser that provides ongoing services to the Fund, if the engagement relates directly to the operations and financial reporting of the Fund; 5) attempting to identify, through reports from the auditor and discussions with management: conflicts of interest between management and the independent auditor as a result of employment relationships; the provision of prohibited non-audit services to a Fund by its independent auditor; violations of audit partner rotation requirements; and prohibited independent auditor compensation arrangements whereby individual auditors are compensated based on selling non-audit services to the Fund; 6) ensuring that the independent auditors submit on a periodic basis to the Audit Committee a formal written statement delineating all relationships between the independent auditors and the

UNITED STATES DISTRICT COURT
DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	)	MDL No. 1586
	)	Case Nos. 04-15861-CBB
	)	04-15862-AMD
	)	04-15863-JFM
[All Tracks]	)	04-15864-CBB/JFM

CLASS PLAINTIFFS' MEMORANDUM OF LAW IN RESPONSE TO DEFENDANTS' OMNIBUS BRIEFS IN SUPPORT OF THEIR MOTIONS TO DISMISS

MILBERG WEISS BERSHAD & SCHULMAN LLP
David J. Bershad
One Pennsylvania Plaza, 49th Floor
New York, NY 10119
Telephone: (212) 594-5300
Fax: (212) 868-1229

BERNSTEIN LITOWITZ BERGER & GROSSMANN, LLP
Alan Schulman
12544 High Bluff Drive, Suite 150
San Diego, CA 92130
Telephone: (858) 793-0070
Fax: (858) 793-0323

Co-Chairs of Plaintiffs' Steering Committee

TYDINGS & ROSENBERG LLP
John B. Isbister, Fed. Bar No. 00639
100 East Pratt Street, 26th Floor
Baltimore, MD 21202
Telephone: (410) 752-9700
Fax: (410) 727-5460

Liaison Counsel for Plaintiffs

TABLE OF CONTENTS

Page

TABLE OF AUTHORITIES v

I. INTRODUCTION i

II. THE BASICS OF THE MARKET TIMING AND LATE TRADING SCHEMES 3

A. Market Timing 3

B. Late Trading 5

III. ARGUMENT 6

A. The Complaints Sufficiently Allege Claims Under The Exchange Act 7

1. Both Class Members Who Purchased Before And Class Members Who Purchased During The Class Periods Have A Private Right Of Action Under § 10(b) 7

2. The Fund Defendants Are Liable For Making Materially False Statements And Omissions 13

a. All Of The Defendants Are Liable For Their Active Participation In The Fraudulent Scheme 17

b. All Defendants Are Liable As Primary Violators Under *Central Bank* And Its Progeny 22

3. Scienter: The Complaints Sufficiently Allege The Scienter Of The Scheme Participants 26

a. Scienter Of Fund Defendants 28

b. Scienter Of Broker Defendants 29

c. Scienter Of Trader Defendants 31

4. Reliance: The Complaints Sufficiently Allege Reliance 33

a. Reliance On Omissions Can Be Presumed 33

b. Reliance Based on Fraud on the Market May Be Presumed 35

5. Causation: The Complaints Sufficiently Allege Loss Causation And Transaction Causation 39

B. Securities Act: The Complaints Sufficiently Allege Claims Under the Securities Act Against The Fund Defendants 42

1. Plaintiffs Have Properly Identified The Misleading Prospectuses 43

2. Plaintiffs Have Properly Alleged The Materiality Of The Challenged Disclosures And Omissions 44

3. Plaintiffs Have Properly Alleged Harm Under §§ 11 and 12(a)(2) 46

4. Plaintiffs Have Stated § 12(a) Claims Against The Trustee/Director Defendants And The Registrant/Issuer Defendants 46

5. Plaintiffs' Securities Act Claims Are Timely 49

C. Control Person Claims: The Complaints Sufficiently Allege Control Person Claims 50

D. Investment Company Act: The Complaints Sufficiently Allege Claims Under The Investment Company Act 52

1. Plaintiffs Have Stated A Claim Under § 36(b) Of The Investment Company Act 53

a. Section 36(b) Encompasses Market Timing And Late-Trading Claims 55

b. The Funds' Directors And Trustees Are Proper Defendants In Plaintiffs' § 36(b) Claims 57

2. Private Rights Of Action Exist Under §§ 34(b), 36(a) And 48(a) Of The Investment Company Act 58

a. The Judicial Test For Determining The Existence Of Private Rights Of Action

Under The ICA §§ 34(a), 36(a) And 48(a) Supports Such Rights 59

b. The Complaints Allege An Implied Right Of Action Under ICA § 36(a) 63

c. The Complaints Allege An Actionable Private Right Under ICA § 34(b) 65

d. Section 48(a) Provides A Private Right Of Action For Control Person Liability Under The ICA 66

E. Plaintiffs' State-Law Claims Are Not Preempted By SLUSA 69

1. Plaintiffs' State Law Claims Do Not Rely On Misrepresentations Or Fraud, And Thus Fall Outside SLUSA's Ambit 70

2. State Law Claims On Behalf Of Holders Are Not Preempted by SLUSA 74

3. The Court May Subclass Holders To Preserve Plaintiffs' State Law Claims 76

F. Plaintiffs Have Standing To Assert All Claims Alleged In Their Complaints 77

1. Defendants' "Standing" Argument Is Premature Prior To Motions For Class Certification 78

2. Practical Considerations In This Complex Litigation Warrant Maintaining The Present Named Plaintiff Structure 81

3. At The Class Certification Stage, Plaintiffs Will Be Able To Show That They Are Able To Represent All The Proposed Members Of The Classes 83

a. Plaintiffs May Represent Other Members Of The Classes Since Their Claims Are Based On The Same Legal Theories And Arise From The Same Scheme And Course Of Conduct 84

b. Immaterial Variances In The Numerous Registration Statements/Prospectuses Issued

Throughout the Class Periods Do Not Defeat Plaintiffs' Standing 86

c. The "Juridical Link Doctrine" Further Supports Plaintiffs' Ability to Serve as Class Representatives on Claims Involving all the Funds 87

IV. CONCLUSION 89

TABLE OF AUTHORITIES

Page(s)

FEDERAL CASES

Adair v. Sorenson,
134 F.R.D. 13 (D. Mass. 1991)....82

Adams v. Kinder-Morgan, Inc.,
340 F.3d 1083 (10th Cir. 2003)....52

Affiliated Ute Citizens v. United States,
406 U.S. 128 (1972)....14, 34

Alexander v. Sandoval,
532 U.S. 275, 289 (2001)....60

In re Am. Bank Note Holographics Sec. Litig.,
93 F. Supp. 2d 424 (S.D.N.Y. 2000)....17

In re Am. Cont'l Corp./Lincoln Sav. & Loan Sec. Litig.,
794 F. Supp. 1424 (D. Ariz. 1992)....87

Andrews v. Fitzgerald,
823 F. Supp. 356 (M.D.N.C. 1993)....17

Banca Cremi, S.A. v. Alex. Brown & Sons,
132 F.3d 1017 (4th Cir. 1997)....35, 36

Bancroft Convertible Fund, Inc. v. Zico Inv. Holdings, Inc.,
825 F.2d 731 (3d Cir. 1987)....59, 64

In re Bank of Boston Corp. Sec. Litig.,
762 F. Supp. 1525 (D. Mass. 1991)....79

Basic Inc. v. Levinson,
485 U.S. 224 (1988).... *passim*

Benn v. Seventh-Day Adventist Church
304 F. Supp. 2d 716 (D.Md. 2004)....49

Bielski v. Cabletron Sys.,
311 F.3d 11 (1st Cir. 2002)....17, 52

Blatt v. Merrill Lynch, Pierce, Fenner & Smith,
916 F. Supp. 1343 (D.N.J. 1996)....61, 66

In re Blech Sec. Litig.,
961 F. Supp. 569 (S.D.N.Y. 1997)....20, 25, 28, 33

Blue Chip Stamps v. Manor Drug Stores,
421 U.S. 723 (1975)....*passim*

Bradfisch v. Templeton Funds, Inc.,
319 F. Supp. 2d 897 (S.D. Ill. 2004)....70, 75

Brown v. Bullock,
294 F.2d 415 (2d Cir. 1961)....59

Burns v. Prudential Sec., Inc.,
218 F. Supp. 2d 911 (N.D. Ohio 2002)....75

In re CIENA Corp. Sec. Litig.,
99 F. Supp. 2d 650 (D. Md. 2000)....28

Capri v. Murphy,
856 F.2d 473 (2d Cir. 1988)....49

Cent. Wesleyan Coll. v. W.R. Grace & Co.,
6 F.3d 177 (4th Cir. 1993)....83

Cen. Bank of Denver, N.A. v. First Interstate Bank of Denver, N.A.,
511 U.S. 164 (1994)....20, 23

City of Monroe Employees Ret. Sys. v. Bridgestone Corp.,
399 F.3d 651 (6th Cir. 2005)....15

Clapsaddle v. Telscape Int'l,
50 F. Supp. 2d 1086 (D.N.M. 1998)....9, 10

In re Control Data Corp. Sec. Litig.,
933 F.2d 616 (8th Cir. 1991)....45

In re Cree, Inc. Sec. Litig.,
333 F. Supp. 2d 461 (M.D.N.C. 2004)....28

In re Criimi Mae, Inc., Sec. Litig.,
94 F. Supp. 2d 652 (D. Md. 2000)....28

Cromer Fin. Ltd. v. Berger,
205 F.R.D. 113 (S.D.N.Y. 2001)....40, 42

Dabit v. Merrill Lynch, Pierce, Fenner & Smith, Inc.,
395 F.3d 25 (2d Cir. 2005)....75, 76

Dacey v. Morgan Stanley Dean Witter & Co.,
263 F. Supp. 2d 706 (S.D.N.Y. 2003)....78

Daily Income Fund, Inc. v. Fox,
464 U.S. 523 (1984)....54

Dan River, Inc. v. Icahn,
701 F.2d 278 (4th Cir. 1983)....12

DeMaria v. Andersen,
318 F.3d 170 (2d Cir. 2003)....67

Degulis v. LXR Biotechnology, Inc.,
928 F. Supp. 1301 (S.D.N.Y. 1996)....49

In re Digital Island Sec. Litig.,
357 F.3d 322 (3d Cir. 2004)....15

Dinsmore v. Squadron, Ellenoff, Plesent, Sheinfeld & Sorkin,
135 F.3d 837 (2d Cir. 1998)....24

Dowling v. Narragansett Capital Corp.,
735 F. Supp. 1105 (D.R.I. 1990)....68

In re Drexel Burnham Lambert Group,
960 F.2d 285 (2d Cir. 1992)....86

Dunn v. Borta,
369 F.3d 421 (4th Cir. 2004)....17

In re Eaton Vance Corp. Sec. Litig.,
219 F.R.D. 38 (D. Mass. 2003)....82

In Re Eaton Vance Corp. Sec. Litig.,
220 F.R.D. 162 (D. Mass. 2004)....89, 90

In re Enron Corp. Sec. Litig.,
206 F.R.D. 427 (S.D.Tex. 2002)....82, 83, 88

In re Enron Corp. Sec., Derivative & ERISA Litig.,
235 F. Supp. 2d 549 (S.D. Tex. 2002)....*passim*

Esplin v. Hirschi,
402 F.2d 94 (10th Cir. 1968)....59

Fallick v. Nationwide Mut. Ins. Co.,
162 F.3d 410 (6th Cir. 1998)....80, 81

First Lincoln Holdings, Inc. v. Equitable Life Assurance Soc'y of the U.S.,
164 F. Supp. 2d 383 (S.D.N.Y. 2001)....................41

Fogel v. Chestnutt,
533 F.2d 731 (2d Cir. 1975) 76)....................64

Fox v. Reich & Tang, Inc.,
692 F.2d 250 (2d Cir. 1982)....................54

Galfand v. Chestnutt Corp.,
545 F.2d 807 (2d Cir. 1976)....................57

Gariety v. Grant Thornton, LLP,
368 F.3d 356 (4th Cir. 2004)....................36

Gartenberg v. Merrill Lynch Asset Mgmt., Inc.,
694 F.2d 923 (2d Cir. 1982)....................53

Gasner v. Bd. of Supervisors,
103 F.3d 351 (4th Cir. 1996)....................41

Gen. Tel. Co. of the Southwest v. Falcon,
457 U.S. 147 (1982)....................80

In re GlenFed, Inc. Sec. Litig.,
60 F.3d 591 (9th Cir. 1995)....................17

In re Global Crossing Ltd. Sec. Litig.,
322 F. Supp. 2d 319 (S.D.N.Y.2004)....................21, 30, 32

Gollust v. Mendell,
501 U.S. 115 (1991)....................87

Gonzaga Univ. v. Doe,
536 U.S. 273 (2002)....................61

Goodman v. Lukens Steel Co.,
777 F.2d 113 (3d Cir. 1985)....................80

Green v. Ameritrade,
279 F.3d 590 (8th Cir. 2002)....................71

Green v. Fund Asset Mgmt., L.P.,
19 F. Supp. 2d 227 (D.N.J. 1998)....................57

Green v. Fund Asset Mgmt., L.P.,
147 F. Supp. 2d 318 (D.N.J. 2001)....................55, 57

Green v. Fund Asset Mgmt., L.P.,
245 F.3d 214 (3d Cir. 2001)....................56

Green v. Nuveen Advisory Corp.,
186 F.R.D. 486 (N.D. Ill. 1999)....................57

Griffin v. GK Intelligence Sys.,
87 F. Supp. 2d 684 (S.D. Tex. 1999)....................17

Grossman v. Waste Mgmt., Inc.,
589 F.Supp. 395 (N.D.Ill. 1984)....................46

In re Gupta Corp. Sec. Litig.,
900 F. Supp. 1217 (N.D. Cal. 1994)....................24

Gurley v. Documation, Inc.,
674 F.2d 253 (4th Cir. 1982)....................11

Gustafson v. Alloyd Co.,
513 U.S. 561 (1995)....................49

Gutierrez v. Deloitte & Touche, L.L.P.,
147 F. Supp. 2d 584 (W.D. Tex. 2001)....................71, 75, 77

Haas v. Pittsburgh Nat'l Bank,
526 F.2d 1083 (3d Cir. 1975)....................88

Halligan v. Standard & Poor's/Intercapital, Inc.,
434 F. Supp. 1082 (E.D.N.Y. 1977)....................59

Helwig v. Vencor, Inc.,
251 F.3d 540 (6th Cir. 2001)....................7, 10

Herman & MacLean v. Huddleston,
459 U.S. 375 (1983)....................18, 43, 45

Herpich v. Wallace,
430 F.2d 792 (5th Cir. 1970)....................55

In re Homestore.com Inc. Sec. Litig.,
252 F. Supp. 2d 1018 (C.D. Cal. 2003)....................25

Hopson v. Schilling,
418 F. Supp. 1223 (N.D. Ind. 1976)....................89

Howard v. Everex Sys.,
228 F.3d 1057 (9th Cir. 2000)....................52

In re Infocure Sec. Litig.,
210 F. Supp. 2d 1331 (N.D. Ga. 2002)....36

In re Initial Pub. Offering Sec. Litig.,
241 F. Supp. 2d 281 (S.D.N.Y. 2003).... *passim*

In re Jiffy Lube Sec. Litig.,
772 F. Supp. 258 (D. Md. 1991)....35

John Hopkins Univ. v. Hutton,
422 F.2d 1124 (4th Cir. 1970)....44

Joseph v. Wiles,
223 F.3d 1155 (10th Cir. 2000)....35

In re K-Tel Int'l Sec. Litig.,
300 F.3d 881 (8th Cir. 2002)....15

Kamen v. Kemper Fin. Serv.,
500 U.S. 90 (1991)....54

Kauffman v. The Dreyfus Fund, Inc.,
434 F.2d 727 (3d Cir. 1970)....82

Keeney v. Larkin,
306 F. Supp. 2d 522 (D. Md. 2003)....7

Klein v. Gen. Nutrition Co.,
186 F.3d 338 (3d Cir. 1999)....45

Krantz v. Prudential Inv. Fund Mgmt., LLC,
305 F.3d 140 (3rd Cir. 2002)....57

Krinsk v. Fund Asset Mgmt., Inc.,
654 F. Supp. 1227 (S.D.N.Y. 1987)....64

La Mar v. H & B Novelty & Loan Co.,
489 F.2d 461 (9th Cir. 1973)....89

Lander v. Hartford Life & Annuity Ins. Co.,
251 F.3d 101 (2d Cir. 2001)....10

Langner v. Brown,
913 F. Supp. 260 (S.D.N.Y. 1996)....56

In re Lernout & Hauspie Sec. Litig.,
236 F. Supp. 2d 161 (D. Mass. 2003)....20

Lessler v. Little,
857 F.2d 866 (1st Cir. 1988) 69

Levitt v. Johnson,
334 F.2d 815 (1st Cir. 1964) 59

Lewis v. Casey,
518 U.S. 343 (1996) 79

Lujan v. Defenders of Wildlife,
504 U.S. 555 (1992) 78

In re ML-Lee Acquisition Fund II, L.P.,
848 F. Supp. 527 (D. Del. 1994) 65, 67, 69

Magyery v. Transamerica Fin. Advisors, Inc.,
315 F. Supp. 2d 954 (N.D. Ind. 2004) 74

Malone v. Microdyne Corp.,
26 F.3d 471 (4th Cir. 1994) 24

Mansbach v. Prescott, Ball & Turben,
598 F.2d 1017 (6th Cir. 1979) 12

Martino-Catt v. E.I. duPont de Nemours & Co.,
213 F.R.D. 308 (S.D. Iowa 2002) 17

Maywalt v. Parker & Parsley Petroleum Co.,
147 F.R.D. 51 (S.D.N.Y. 1993) 85

McGann v. Ernst & Young,
95 F.3d 821, *amended*, 102 F.3d 390 (9th Cir. 1996) 26

McLachlan v. Simon,
31 F. Supp. 2d 731 (N.D. Cal. 1998) 59

In re Medimmune, Inc., Sec. Litig.,
873 F. Supp. 953 26

In re Merrill Lynch & Co. Research Reports Sec. Litig.,
289 F. Supp. 2d 416 (S.D.N.Y. 2003) 23

Metz v. United Counties Bancorp,
61 F. Supp. 2d 364 (D.N.J. 1999) 47

Meyer v. Oppenheimer Mgmt. Corp.,
764 F.2d 76 (2d Cir. 1985) 59

Meyer v. Oppenheimer Mgmt. Corp.,
895 F.2d 861 (2d Cir. 1990)....................54

Meyer v. Putnam Int'l Voyager Fund,
220 F.R.D. 127 (D. Mass. 2004)....................75

In re MicroStrategy, Inc. Sec. Litig.,
115 F. Supp. 2d 620 (E.D. Va. 2000)....................52

Migdal v. Rowe-Price Fleming Int'l,
248 F.3d 321 (4th Cir. 2001)....................53, 54. 55, 57

Miller v. Asensio & Co.,
364 F.3d 223 (4th Cir. 2004)....................3, 42

In re MobileMedia Sec. Litig.,
28 F. Supp. 2d 901 (D.N.J. 1998)....................81

Moore v. Comfed Sav. Bank,
908 F.2d 834 (11th Cir. 1990)....................89

Morris v. Wachovia Sec., Inc.,
223 F.R.D. 284 (E.D. Va. 2004)....................36

In re Mut. Funds Inv. Litig.,
320 F. Supp. 2d 352 (D. Md. 2004)....................9, 12, 14

Mut. Shares Corp. v. Genesco, Inc.,
384 F.2d 540 (2d Cir. 1967)....................14

Mylan Lab., Inc. v. Matkari,
7 F.3d 1130 (4th Cir. 1993)....................7

In re NationsMart Corp. Sec. Litig.,
130 F.3d 309 (8th Cir. 1997)....................37, 43

Newby v. Enron Corp.,
310 F. Supp. 2d 819 (S.D. Texas 2004)....................26

Newton v. Merrill Lynch, Pierce, Fenner & Smith, Inc.,
259 F.3d 154 (3d Cir. 2001)....................35

No. 84 Employer-Teamster Joint Council Pension Trust Fund v. Am. W. Holding Corp.,
320 F.3d 920 (9th Cir. 2003)....................7

Norman v. Salomon Smith Barney, Inc.,
350 F. Supp. 2d 382 (S.D.N.Y. 2004)....................70, 71, 73, 74

In re Northwestern Corp. Sec. Litig.,
299 F. Supp. 2d 997 (D.S.D. 2003) 81

Olmsted v. Pruco Life Ins. Co.,
283 F.3d 429 (2d Cir. 2002)....................63

Ottmann v. Hanger Orthopedic Group, Inc.,
353 F.3d 338 (4th Cir. 2003) 14, 27, 28

PPM Am. v. Marriott Corp.,
853 F. Supp. 860 (D. Md. 1994) 36, 47

In re Paracelsus Corp.,
6 F. Supp. 2d 626 (S.D. Tex. 1998)....................48

Payton v. County of Kane,
308 F.3d 673 (7th Cir. 2002) 79

Phillips v. United Fixtures Co.,
168 F.R.D. 183 (W.D. Va. 1996)....................51

Picard Chem. Profit Sharing Plan v. Perrigo Co.,
940 F. Supp. 1101 (W.D. Mich. 1996) 49

Pinter v. Dahl,
486 U.S. 622 (1988)....................48, 49

Polymedica Corp. Sec. Litig.,
224 F.R.D. 27 (D. Mass. 2004)....................40

Poulos v. Caesars World, Inc.,
379 F.3d 654 (9th Cir. 2004) 36

In re Prison Realty Sec. Litig.,
117 F. Supp. 2d 681 (M.D. Tenn. 2000)....................49

In re Prudential Sec. Inc. Ltd. P'shp Litig.,
163 F.R.D. 200 (S.D.N.Y. 1995) 85

Quaak v. Dexia, S.A.,
357 F. Supp. 2d 330 (D. Mass. 2005) 20, 26, 27

Ramos v. Patrician Equities Corp.,
765 F. Supp. 1196 (S.D.N.Y. 1991)....................82

In re Raytheon Sec. Litig.,
157 F. Supp. 2d 131 (D. Mass. 2001) 17

Republican Party v. Martin,
980 F.2d 943 (4th Cir. 1992) 7

Rombach v. Chang,
355 F.3d 164 (2d Cir. 2004)....................45

In re Royal Ahold N.V. Sec. & ERISA Litig.,
351 F. Supp. 2d 334 (D. Md. 2004) .... *passim*

SEC v. First Jersey Sec., Inc.,
101 F.3d 1450 (2d Cir. 1996)....................28

SEC v. PIMCO Advisors Fund Mgmt. LLC,
341 F. Supp. 2d 454 (S.D.N.Y. 2004)....................17, 22, 28

SEC v. Steadman,
967 F.2d 636 (D.C. Cir. 1992)....................66

SEC v. Treadway,
354 F. Supp. 2d 311 (S.D.N.Y. 2005)....................21

SEC v. U.S. Envtl., Inc.,
155 F.3d 107 (2d Cir. 1998)....................21, 22, 24

SEC v. Zandford,
535 U.S. 813 (2002)....................9, 20

Santa Fe. Indus., Inc. v. Green,
430 U.S. 462 (1977)....................19, 20

Scheuer v. Rhodes,
416 U.S. 232 (1974)....................7

In re School Asbestos Litig.,
921 F.2d 1310 (3d Cir. 1990)....................82

In re Scholastic Corp. Sec. Litig.,
252 F.3d 63 (2d Cir. 2001)....................17

Schwartz v. Celestial Seasonings,
124 F.3d 1246 (10th Cir. 1997) 17

In re Secure Computing Corp. Sec. Litig.,
120 F. Supp. 2d 810 (N.D. Cal. 2000)....................17

Shaw v. Charles Schwab & Co.,
128 F. Supp. 2d 1270 (C.D. Cal. 2001) 72

Siegel v. Realty Equities Corp.,
54 F.R.D. 420 (S.D.N.Y. 1972) 78

South Carolina Nat'l Bank v. Stone,
139 F.R.D. 325 (D.S.C. 1991) 35

Spielman v. Merrill Lynch, Pierce, Fenner & Smith, Inc.,
332 F.3d 116 (2d Cir. 2003)..70, 71

In re Stratosphere Corp. Sec. Litig.,
1 F. Supp. 2d 1096 (D. Nev. 1998)..48

Strougo ex rel. Brazil Fund v. Scudder, Stevens & Clark, Inc.,
964 F. Supp. 783 (S.D.N.Y. 1997)..51

Strougo v. Bassini,
282 F.3d 162 (2d Cir. 2002)..*passim*

Suez Equity Investors, L.P. v. Toronto-Dominion Bank,
250 F.3d 87 (2d Cir. 2001)..27

In re Sumitomo Copper Litig.,
182 F.R.D. 85 (S.D.N.Y. 1998) ("Rule 23(a)(3)..86

Superintendent of Ins. v. Bankers Life & Cas. Co.,
404 U.S. 6 (1971)..3, 8

Swierkiewicz v. Sorema N.A.,
534 U.S. 506 (2002)..53

In re TCW/DW N. Am. Gov't Income Trust Sec. Litig.,
941 F. Supp. 326 (S.D.N.Y. 1996)..48

TSC Indus. V. Northway, Inc.,
426 U.S. 438 (1976)..45, 46

Tannenbaum v. Zeller,
552 F.2d 402 (2d Cir. 1977)..64

Taussig v. Wellington Fund, Inc.,
313 F.2d 472 (3d Cir. 1963)..59

Touche Ross & Co. v. Redington,
442 U.S. 560 (1979)..60

Transamerica Mortgage Advisors, Inc. v. Lewis,
444 U.S. 11 (1979)..60, 61

Tricontinental Indus. v. Anixter,
215 F. Supp. 2d 942 (N.D. Ill. 2002) 17

United States v. Cartwright,
411 U.S. 546 (1973)..48

Vervaecke v. Chiles, Heider & Co.,
578 F.2d 713 (8th Cir. 1978) 82

W. Contracting Corp. v. Bechtel Corp.,
885 F.2d 1196 (4th Cir. 1989) 51

Weinberg v. Atlas Air Worldwide Holdings, Inc. Sec. Litig.,
216 F.R.D. 248 (S.D.N.Y. 2003) 81

Wenneman v. Brown,
49 F. Supp. 2d 1283 (D. Utah 1999)..24

Wharf (Holdings) Ltd. v. United Int'l Holdings, Inc.,
532 U.S. 588 (2001)..11, 12

Whitman v. Fuqua,
549 F. Supp. 315 (W.D. Pa. 1982)..64

Windsor Sec., Inc. v. Hartford Life Ins. Co.,
986 F.2d 655 (3d Cir. 1993)..41

Wine v. EMSA Ltd. P'ship.,
167 F.R.D. 34 (E.D. Pa. 1996)..50

Wool v. Tandem Computers, Inc.,
818 F.2d 1433 (9th Cir. 1987) 17

In re WorldCom, Inc. Sec. Litig.,
294 F. Supp. 2d 392 (S.D.N.Y. 2003)..52

Xpedior Creditor Trust v. Credit Suisse First Boston (USA), Inc.,
341 F. Supp. 2d 258 (S.D.N.Y. 2004)..72, 73, 74

Young v. Nationwide Life Ins. Co.,
2 F. Supp. 2d 914 (S.D. Tex 1998) 59, 61

Young v. Nationwide Life Ins. Co.,
183 F.R.D. 502 (S.D. Tex. 1998)..40

In re ZZZZ Best Sec. Litig.,
864 F. Supp. 960 (C.D. Cal. 1994) 19, 38

Zurich Capital Mkts., Inc. v. Coglianese,
332 F. Supp. 2d 1087 (N.D. Ill. 2004) 40

STATE CASES

Cont'l Masonry Co., Inc. v. Verdel Construction Co.,
369 A.2d 566 (Md. 1977) 73

UNREPORTED CASES

In re Axe-Houghton,
1973 WL 11345 (SEC No-Action Letter Dec. 16, 1973) 69

Benak ex rel. Alliance Premiere Growth Fund v. Alliance Capital Mgmt. L.P.,
2004 WL 1459249 (D.N.J. February 9, 2004) 55

In re Blech Sec. Litig.,,
2002 WL 31356498 (S.D.N.Y. Oct. 7, 2002) 25

Carr v. Equistar Offshore, Ltd.,
1995 WL 562178 (S.D.N.Y. Sept. 21, 1995) 61

In re Dreyfus Aggressive Growth Mut. Fund Litig.,
2000 WL 1357509 (S.D.N.Y. Sept. 20, 2000) 81, 85

Duckworth v. Duckworth,
1991 WL 334827 (S.D. Ga. Oct. 17, 1991) 35

Dura Pharm., Inc. v. Broudo,
2005 WL 885109 (U.S. April 19, 2005) 40

Goldberger v. Bear, Stearns & Co.,
2000 WL 1886605 (S.D.N.Y. Dec. 28, 2000) 81

Haack v. Max Internet Communications, Inc.,
2002 WL 511514 (N.D. Tex. Apr. 2, 2002) 38

Hicks v. Morgan Stanley & Co.,
2003 WL 21672085 (S.D.N.Y. July 16, 2003) 81, 88

Hines v. ESC Strategic Funds, Inc.,
1999 WL 1705503 (M.D. Tenn. Sept. 17, 1999) 72, 75

Jackson v. Birmingham Bd. Of Educ.
2005 WL 701076 (U.S. Mar. 29, 2005) 62

Jerozal v. Cash Reserve Mgmt., Inc.,
1982 WL 1363 (S.D.N.Y. Aug. 10, 1982) 68

Kircher v. Putnam Funds Trust,
2005 WL 757255 (7th Cir. Apr. 5, 2005) 13, 72

Levy v. Alliance Capital Mgmt., L.P.,
1998 WL 744005 (S.D.N.Y. Oct. 26, 1998) 57

Mass Transit Admin. v. Granite Construction Co.,
471 A.2d 1121 (Md. App. 1984) 73

McEachern v. Equitable Life Assurance Soc'y of the U.S.,
2001 WL 747320 (N.D. Ala. June 15, 2001) 72

Midgal v. Rowe Price-Fleming Int'l, Inc.,
2000 WL 350400 (D. Md. March 20, 2000) 55, 64

Millenco L.P. v. meVC Advisors, Inc.,
2002 WL 31051604 (D. Del. Aug. 21, 2002) 53

Mishkin v. Ageloff,
1998 WL 651065 (S.D.N.Y. Sept. 23, 1998) 24

In re MusicMaker Sec. Litig.,
2001 WL 34062431 (C.D. Cal. June 4, 2001) 68

In re Nuveen Fund Litig.,
1996 WL 328006 (N.D. Ill. June 11, 1996) 64, 67

Olesh v. Dreyfus Corp.,
1995 WL 500491 (E.D.N.Y. August 8, 1995) 57, 82

Pfeiffer v. Bjurman, Barry & Assocs.,
2004 WL 1903075 (S.D.N.Y Aug. 26, 2004) 53

Potter v. Janus Inv. Fund,
2004 WL 1173201 (S.D. Ill. Feb. 12, 2004) 75, 76

Rohrbaugh v. Inv. Co. Inst.,
2002 WL 31100821 (D.D.C. July 2, 2002) 57

SEC v. M. Wesley Groshans & Brokers Capital Mgmt., Inc.,
1990 WL 322073 (E.D. Pa. Oct. 19, 1990) 69

In re Sensormatic Elec. Corp. Sec. Litig.,
2002 WL 1352427 (S.D. Fla. June 10, 2002) 17

Svezzese v. Duratek, Inc.,
2002 WL 1012967 (D. Md. Apr. 30, 2002) 28

In re Van Wagoner Funds, Inc.,
2004 WL 2623972 (N.D. Cal. July 27, 2004) 40

Wexler v. Equitable Capital Mgmt. Corp.,
1994 WL 48807 (S.D.N.Y. Feb. 17, 1994) 57

Williams v. Rohm and Haas Pension Plan,
2003 WL 22271111 (S.D. Ind. Sept. 26, 2003) 78

Yampolsky v. Morgan Stanley Inv. Advisers, Inc.,
2004 WL 1065533 (S.D.N.Y. May 12, 2004) 57

FEDERAL STATUTES

15 U.S.C. § 77bb(f)(1) 70

15 U.S.C. § 77(p) 70, 76

15 U.S.C. §77(p)(b) 69, 75

15 U.S.C. § 77z-1 7

15 U.S.C. § 78j(b) 8

15 U.S.C. § 78t(a) 51

15 U.S.C. § 78u 7

15 U.S.C. § 80a-1 .... 6, 62

15 U.S.C. § 80a-2(a)(12) 58

15 U.S.C. § 80a-2(a)(29) 49

15 U.S.C. § 80a-22(e) 48

15 U.S.C. § 80a-35(a) 62, 64

15 U.S.C. § 80a-35(b) 54, 58

15 U.S.C. § 80b-1 .... 15, 59

15 U.S.C. § 77l(a)(2) 49

17 C.F.R. § 240.10b-5 .... 8, 21

17 C.F.R. § 240.10b-5(a)-(c) 14

17 C.F.R. § 270.22c-1 6

69 Fed. Reg. 22300 22

Fed. R. Civ. P. 8(a)(2) 53

Fed. R. Civ. P. 12(b) 41

Fed. R. Civ. P. 23(c)(4) 77

H.R. Conf. Rep. No. 104-369 (1995) 10, 13

H.R. Conf. Rep. No. 105-803 (1998) 10, 77

H.R. Rep. No. 96-1341 (1980) 65

I. INTRODUCTION

These cases allege an unprecedented series of deceptive practices and business deals to defraud long-term mutual fund investors out of over a billion dollars. Defendants used secret arrangements, deceptive trading practices, conflicts of interest and breaches of duty to exploit arbitrage opportunities to siphon off long-term investors' returns, and then concealed these activities from the long-term investors.

The market timing schemes alleged in the Complaints required the direct and substantial participation of three different groups of defendants: First, the various parties who controlled the investment policies and practices of the mutual funds themselves (the "Fund Defendants"), had to make their funds available for timing; but only to select customers, the "Trader Defendants." The Trader Defendants were provided opportunities that other investors could not be given – if all investors were free to time their trades, long-term returns on fund investments would be decimated by timing, long-term investors would refuse to continue investing in funds, and there would be no long-term investor profits for timers to siphon. To entice the Fund Defendants to provide these opportunities, the Trader Defendants used connections, or offered substantial business as a *quid pro quo* for the Fund Defendants. And the "Broker Defendants" made it all happen. They used their connections with the Fund Defendants to negotiate market timing arrangements and execute timing trades on behalf of the Trader Defendants – all hidden from the investing public and often made "after hours" – and provided necessary technical and financial advantages to the Trader Defendants. To hide the schemes from the investing public, the Fund Defendants violated the securities laws by omitting disclosure of their market timing arrangements in offering documents. And all profited handsomely at the expense of plaintiffs in this action – the ordinary long-term investors.

In typical securities cases, plaintiffs suffer damage when an issuer's misstatements or omissions cause stock prices to reach artificially inflated levels and a corrective disclosure then causes a drop in stock price. In these market timing cases, by contrast, the losses suffered by investors were (i) directly caused by the activities of not only the Fund Defendants, but also of the Trader Defendants and Broker Defendants, (ii) not necessarily linked to specific misrepresentations, but rather to investors' lack of knowledge of the market timing schemes, and (iii) not sharp and sudden in connection with corrective disclosures, but rather were slow and gradual well before any corrective disclosures. Distinguishing this from a garden variety securities case is critical to evaluate the arguments that defendants present in their multiple motions to dismiss.[1] Defendants try to fit a square peg into a round hole, misapplying doctrines developed in garden variety securities cases to this case, where the wrongdoing and damage are fundamentally different. But the federal securities laws are not so constrained.

The Supreme Court has cautioned that fraudulent schemes vary, and fraudulent acts do not go unremedied merely because the perpetrators contrived a novel form of deception:

> [I]t [is not] sound to dismiss a complaint merely because the alleged scheme does not involve the type of fraud that is "usually associated with the sale or purchase of securities." We believe that § 10(b) [of the Securities and Exchange Act of 1934 ("Exchange Act")] and [SEC] Rule 10b-5 **prohibit *all* fraudulent schemes in connection with the purchase or sale of securities, whether the artifices employed involve a garden type variety of fraud, or present a unique form of deception.**

Superintendent of Ins. v. Bankers Life & Cas. Co., 404 U.S. 6, 11 n.7 (1971) (emphasis added). As the Fourth Circuit recently recognized in *Miller v. Asensio & Co.*, 364 F.3d 223, 231 (4th Cir. 2004), the Supreme Court directs that the securities laws be read flexibly, not technically and

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[1] This brief responds to arguments made in the three omnibus briefs in support of defendants' motions to dismiss. The particularized allegations contained in each complaint (referred to herein as "Complaints") will be addressed in separate supplemental briefs.

restrictively, so that a cause of action exists for any plaintiff who suffers an injury as a result of deceptive practices touching on the sale or purchase of securities. Moreover, as expressed in the legislative history of the federal securities laws and stressed by Judge Harmon in *Enron,* "private securities litigation is an indispensable tool with which defrauded investors can recover their losses" and private lawsuits "promote public and global confidence in our capital markets and help to deter wrongdoing and to guarantee that corporate officers, auditors, directors, lawyers and others properly perform their jobs." *In re Enron Corp. Sec., Derivative & ERISA Litig.*, 235 F. Supp. 2d 549, 593 (S.D. Tex. 2002) (citation omitted).

Because the securities laws are sufficiently broad to provide recoveries for plaintiffs and Class members, who have sufficiently pled each element of their claims, the motions to dismiss should be denied.

II. THE BASICS OF THE MARKET TIMING AND LATE TRADING SCHEMES

A. Market Timing

Market timing is the frequent buying and selling of mutual fund shares to exploit any lag between changes in the value of the fund's portfolio of securities and the reflection of that change in a mutual fund's share price. Mutual funds generally calculate the net asset value ("NAV," which determines the price an investor pays per share) once at the end of the business day, using the prices of the funds' underlying securities as of the 4:00 p.m. ET close of the New York Stock Exchange ("NYSE"). As a result, NAV often does not reflect all available market information, resulting in "stale" prices. The market timing strategies used by the Trader Defendants exploited "arbitrage" opportunities in the pricing of mutual funds; therefore, the

long-term investment performance of target funds – the performance to which ordinary investors look – was immaterial to the Trader Defendants.[2]

Timing principally causes harm to long-term shareholders by diluting these shareholders' returns. By investing on days that they anticipate upward market trends, market timers allocate for themselves profits that would otherwise have been shared among long-term shareholders. Similarly, by selling off fund shares on days where downward trends are anticipated, timers avoid their share of the losses, making long-term shareholders bear these losses disproportionately. These misallocated profits and losses bear directly on the NAV of the funds. *See, e.g.*, Strong ¶¶78-82.

In addition, because market timing involves repeated and rapid trading, long-term investors were damaged by the payments to fund affiliates of improper fees, increased trading and brokerage costs, and increased tax liabilities. Moreover, market timing disrupted fund managers' investment strategies (and investors' returns), as managers who needed to "hedge" against market timing and retain sufficient cash to redeem market timers' shares held investments in cash or other securities where liquidity was more important than long-term returns.

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[2] For example, certain international funds provided an opportunity for "time zone arbitrage" because the funds used the closing prices in foreign markets to price shares of foreign companies, notwithstanding that the foreign markets closed many hours before the 4:00 p.m. ET closing of the NYSE. As a result, the foreign share prices used in determining the fund's NAV did not reflect events or information that first became known after the close of the foreign market. *See, e.g.*, Putnam ¶67 (description of how market timing can work with respect to international funds). The individual complaints will be designated, *e.g.*, Putnam ¶__.

However, market timing opportunities are not limited to mutual funds holding foreign investments, but also arise in mutual funds containing other (often illiquid) securities such as high-yield bonds or small capitalization stocks. Indeed, the Trader Defendants could even profitably time domestic large cap funds because the prices of individual stocks held by the fund frequently lag slightly behind general market movements. *See, e.g.*, MFS ¶113.

While damages are appropriate for expert analysis at a later stage in the litigation, one study values the losses to long-term investors by market timing at $4-5 billion a year (*see, e.g.*, Janus ¶88).

B. Late Trading

Certain Defendants also engaged in late trading, the practice of placing orders to buy or sell mutual fund shares after 4:00 p.m. ET, but receiving the price based on the prior NAV already determined as of 4:00 p.m. that same day. Late trading enables the trader to profit from knowledge of market-moving events that occur after 4:00 p.m. and are not reflected in that day's fund share price.

Late trading is not only fraudulent; it is illegal *per se*. Under Rule 22c-1 [17 C.F.R. § 270.22c-1] promulgated under the Investment Company Act of 1940, 15 U.S.C. §§ 80a-1 *et seq*. ("ICA"), a purchase or redemption order must be priced based on the fund's NAV *next computed* after receipt of the order. Otherwise, the Trader Defendants would be able to dilute long-term investors' returns by purchasing fund shares at price's not available to long-term investors.

As alleged in the Complaints, the Broker Defendants participated in concealing late trading by permitting favored customers to place ***conditional*** trades before 4:00 p.m. with the option of ***canceling*** or ***confirming*** the trades after 4:00 p.m. In other instances, Trader Defendants were permitted by both certain Broker Defendants and certain Fund Defendants routinely to ***submit two orders*** for fund purchases before the order deadline (one to buy and one to sell) and then to ***cancel one after hours***. Certain of the Fund Defendants allowed trades to be submitted late, knowing or recklessly disregarding the fact that the purchase orders were not entered before the trading deadline; certain of the Broker Defendants also ***altered records*** to conceal that orders were either confirmed or canceled after the trading deadline.

Several defendants, such as Canary and Bank of America, even used or installed special equipment allowing traders to engage in market timing and late trading. Indeed, Bank of America provided Canary with an electronic trading system that permitted Canary to trade as late as 8:30 p.m. ET. Similarly, certain Trader Defendants had access to a system that allowed trading as late as 5:30 p.m. ET, and with the assistance of certain Broker Defendants, they were able to ***disable the time stamp function*** on the trading platform to ensure that there was no record of any late trades. At the very minimum, the Complaints allege with the requisite particularity, the effect of such practices on the market, with the funds secretly giving deceptive advantages to defendants not shared by others, ultimately resulting in the dilution of shares, increased administrative fees, and improper management of the funds.

III. ARGUMENT

In considering defendants' motions to dismiss, the Court must presume that the allegations of the Complaint are true, read the Complaint as a whole, and give plaintiffs the benefit of every favorable inference that can be drawn from their allegations. *See Scheuer v. Rhodes*, 416 U.S. 232, 236 (1974); *Mylan Lab., Inc. v. Matkari*, 7 F.3d 1130, 1134 (4th Cir. 1993). A motion to dismiss tests only the sufficiency of the complaint; importantly, it does not resolve contests surrounding the facts, the merits of a claim, or the applicability of defenses. *See Republican Party v. Martin*, 980 F.2d 943, 952 (4th Cir. 1992).[3]

[3] These long-standing principles are not altered by the pleading requirements of Federal Rule of Civil Procedure 9(b), or by the Private Securities Litigation Reform Act of 1995 ("PSLRA") (codified in part at 15 U.S.C. §§ 77z-1, 78u), which apply only to certain claims asserted in these actions. *See No. 84 Employer-Teamster Joint Council Pension Trust Fund v. Am. W. Holding Corp.*, 320 F.3d 920, 946 (9th Cir. 2003) ("In this era of corporate scandal, when insiders manipulate the market with the complicity of lawyers and accountants, we are cautious to raise the bar of the PSLRA any higher than that which is required under its mandates"). "While Congress unquestionably strengthened the pleading standard for securities fraud [under the Exchange Act], the [PSLRA] would hardly serve its purpose 'to protect

A. The Complaints Sufficiently Allege <u>Claims Under The Exchange Act</u>

To state a claim under § 10(b) of the Exchange Act and SEC Rule 10b-5, plaintiffs must allege that, (1) in connection with the purchase or sale of securities; (2) defendants either (a) employed a device, scheme, or artifice to defraud; (b) made an untrue statement of a material fact or failed to state a material fact that was necessary to prevent the statements that were made from being misleading under the circumstances; or (c) engaged in an act, practice, or course of business that operated as a fraud or deceit upon the plaintiff; (3) defendants acted with scienter; (4) plaintiffs relied upon the misstatement or omission or lack of a fraudulent scheme; and (5) defendants' conduct proximately caused plaintiffs' losses. 15 U.S.C. § 78j(b); 17 C.F.R. § 240.10b-5. Plaintiffs have successfully pleaded each of these elements as to all defendants.

1. Both Class Members Who Purchased Before And Class Members Who Purchased During The Class Periods <u>Have A Private Right Of Action Under § 10(b)</u>

There is no dispute that class members who purchased mutual fund shares during the Class Periods have a private cause of action under § 10(b). *Superintendent of Ins.*, 404 U.S. at 13 n.9. As to holders (*i.e.*, those who purchased shares before the Class Period and held shares during the Class Period), however, the defendants take inconsistent positions. On the one hand they argue that because the holders' claims are "in connection with the purchase or sale" of securities, the holders' state law claims are barred under the Securities Litigation Uniform

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investors and maintain confidence in the securities markets' were it to become a choke-point for meritorious claims." *Helwig v. Vencor, Inc.*, 251 F.3d 540, 553 (6th Cir. 2001) (citation omitted). Further, although the PSLRA requires some precision in alleging facts, it does not require a plaintiff to set forth facts that defendants exclusively possess because of the lack of discovery. *See Keeney v. Larkin*, 306 F. Supp. 2d 522, 528 (D. Md. 2003).

Standards Act ("SLUSA") (Fund Omn. at 46);[4] on the other hand, they argue that "plaintiffs cannot state a claim on behalf of holders because the private remedy under Section 10(b) is 'directed at fraud 'in connection with the purchase or sale' of securities' and does not allow recovery for those who sustain harm by virtue of holding the securities they previously purchased." Fund Omn. at 18-19 (citing *Blue Chip Stamps v. Manor Drug Stores,* 421 U.S. 723 (1975)).

In any event, *Blue Chip Stamps* is not as broad as defendants represent. *Blue Chip Stamps* held only that a private right of action under § 10(b) is not available to one who neither purchased nor sold a security, but claims he would have purchased but for an overly pessimistic prospectus. *Blue Chip Stamps*, 421 U.S. at 726, 743. "None of the plaintiffs in *Blue Chip* actually purchased any of the stock. Thus, the plaintiffs were complaining about a transaction that never occurred; no securities or compensation ever changed hands." *Clapsaddle v. Telscape Int'l*, 50 F. Supp. 2d 1086, 1089 (D.N.M. 1998).

[4] As Judge Motz suggested in discussing SLUSA preemption, one way to satisfy an "in connection with the purchase or sale" element is "to focus upon the late trades and market-timed transactions allegedly permitted by the mutual funds and engaged in by the hedge funds." *See In re Mut. Funds Inv. Litig.*, 320 F. Supp. 2d 352, 355 (D. Md. 2004) ("*Remand Opinion*"). "The late trades and market-timed transactions involved 'the purchase or sale of a covered security' and, according to the facts alleged by plaintiffs, were 'manipulative and deceptive.'" *Id.*

The *Remand Opinion* suggestion is consistent with the Supreme Court's "flexibl[e]" interpretation of § 10(b)'s "in connection with the purchase or sale of any security" element. *SEC v. Zandford*, 535 U.S. 813, 819 (2002). In *Zandford*, the Court interpreted the element to include fraudulent conduct that is *interdependent* with the sale or purchase of securities. *Id.* at 820, 822 (reversing the lower court; holding that the "in connection with" requirement was met because the "securities sales and [the broker's] fraudulent practices were not independent events. . . . It is enough that the scheme to defraud and the sale of securities coincide.").

Zandford's logic applies here because, unlike in *Blue Chip Stamps, see supra,* or most other securities cases, plaintiffs' injuries were incurred primarily when the defendants market timed and late traded, not when the plaintiffs purchased or sold funds. Thus, a purchase or sale by a market timer satisfies the "purchase or sale" element of § 10(b), regardless of whether the claim is brought by an investor who purchased before or during the Class Periods.

Moreover, because the prudential considerations that influenced the *Blue Chip Stamps* opinion do not apply here, *Blue Chip Stamps* should not be extended to bar actions by those who purchased prior to, but not during, the Class Periods. The *Blue Chip Stamps* Court, deciding the case prior to the passage of the PSLRA, was particularly concerned that allowing non-purchaser/non-seller spectators to pursue claims would promote "vexatious litigation" or "strike suits." *Id.* at 742-43. This concern was based on two grounds: (1) defendants might settle cases because of inconvenience and disruption rather than because the cases had merit (*id.* at 740-41); and (2) allowing non-purchaser/non-seller spectators to pursue claims would lead to "hazy factual issues" dependent on oral testimony and speculative damage claims (*id.* at 743).

In 1995, Congress addressed the first concern expressed in *Blue Chip Stamps* when it passed the PSLRA, which contains numerous provisions intended to prevent settlements driven by factors other than the merits of the action. *See* H.R. Conf. Rep. No. 105-803 (1998); H.R. Conf. Rep. 104-369 (1995). *Lander v. Hartford Life & Annuity Ins. Co.*, 251 F.3d 101, 107 (2d Cir. 2001); *see also Helwig*, 251 F.3d at 547-48 (PSLRA's heightened pleading standard "insulates defendants from abusive suits"). As this Court has recognized, these are not abusive suits – there can be no serious dispute that violations occurred causing substantial damages.

Blue Chip Stamps' second concern is also absent in this case. In *Blue Chip Stamps* the Court was troubled that non-purchaser/non-seller claims would be supported primarily by oral testimony that the plaintiffs "would have purchased" or "would have sold." *See Blue Chip Stamps*, 421 U.S. at 742. In contrast, here, all class members' purchases of stock are matters that are "verifiable by documentation, and do not depend upon oral recollection." *See id.*

The *Blue Chip Stamps* Court was further concerned that "a putative plaintiff, who neither purchases nor sells securities but sues instead for intangible economic injury such as loss of a

noncontractual opportunity to buy or sell [at issue in *Blue Chip Stamps*], is more likely to be seeking a largely conjectural and speculative recovery in which the number of shares involved will depend on the plaintiff's subjective hypothesis." *Id.* at 734-35. In contrast, here, mutual fund holders who purchased their securities prior to the Class Periods suffered tangible, calculable damages in the same manner as those who purchased during the Class Periods (primarily, the dilution of their investment); and their purchase was not speculative but rather is subject to documentary verification.[5]

The Supreme Court, after *Blue Chip Stamps* and after passage of the PSLRA, has employed similar reasoning in refusing to extend the *Blue Chip Stamps* limitation. In *Wharf (Holdings) Ltd. v. United Int'l Holdings, Inc.*, 532 U.S. 588 (2001), defendant argued that oral contracts for purchase or sale posed the problem of proof similar to that identified in *Blue Chip Stamps*, and thus, should not be the basis for a § 10(b) private cause of action. The Court rejected defendant's argument:

> *Blue Chip Stamps,* however, involved the very different question whether the Act protects a person who did not actually buy securities, but who might have done so had the seller told the truth. The Court held that the Act does not cover such a potential buyer, in part for the reason that Wharf states. But United is not a potential buyer; by providing Wharf with its services, it actually bought the option that Wharf sold. And *Blue Chip Stamps* said nothing to suggest that oral purchases or sales fall outside the scope of the Act. ***Rather, the Court's concern was about "the abuse potential and proof problems inherent in suits by investors who neither bought nor sold, but asserted they would have traded absent fraudulent conduct by others."*** [citation omitted]. ***Such a "potential purchase" claim would rest on facts, including the plaintiff's state of mind, that might be "totally unknown and unknowable to the defendant," depriving the***

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[5] Thus, the Fund Defendants' reliance on *Gurley v. Documation, Inc.*, 674 F.2d 253, 257 (4th Cir. 1982) is misplaced. In *Gurley*, the court held that a "plaintiff who claims he was fraudulently caused to delay the sale of securities lacks standing" under § 10(b). In contrast, here, the harm accrued upon consummation of the securities transactions by the Trader Defendants.

> *jury of "the benefit of weighing the plaintiff's version against the defendant's version." Blue Chip Stamps, supra,* at 746.

Wharf (Holdings) Ltd., 532 U.S. at 594-95 (emphasis added).[6]

The same reasoning applies here: investors who purchased prior to the Class Periods are not "potential buyer[s]," rather, they "actually bought" the mutual fund securities. *Id.* And *Blue Chip Stamps* said nothing about the situation presented here: actual purchases by plaintiffs, but outside the Class Period. *Cf. Dan River, Inc. v. Icahn*, 701 F.2d 278, 284-85 (4th Cir. 1983) (reversing preliminary injunction because of dispute over whether company was a purchaser or seller during the relevant period). Rather, here, as in *Wharf (Holdings) Ltd.*, the Court's concern about "'the abuse potential and proof problems inherent in suits by investors who neither bought nor sold, but asserted they would have traded absent fraudulent conduct by others'" are not present. 532 U.S. at 595. An actual purchase, even if prior to the Class Periods, "would not create this problem, because both parties would be able to testify as to whether the relevant events had occurred." *Id.*

As expressed by Judge Motz, "Principle, policy, and common sense all appear to dictate that if holders of mutual fund shares suffered dilution of the value of their shares from wrongdoing in a securities market, a national forum should be open to them, regardless of whether or not they purchased or sold shares during the class period, to assure that all who were similarly damaged are similarly treated." *Remand Opinion*, 320 F. Supp. 2d at 356. Judge Motz further suggested: "Thus, even recognition of a federal cause of action under Rule 10(b)(5),

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6 The Sixth Circuit employed similar reasoning in *Mansbach v. Prescott, Ball & Turben*, 598 F.2d 1017, 1030 (6th Cir. 1979): "The pledge at issue in this and like cases, contrariwise [to *Blue Chip Stamps*], is a single concrete event, involves a limited class of persons and a specific amount of securities, and is supported by written documentation, and this lawsuit prays for a precise amount of damages. *Blue Chip* does not counsel against holding that a pledge is a 'purchase or sale' of a security."

which would serve these important federal interests, might well not be barred by *Blue Chip Stamps*."

Defendants cite the recent opinion in *Kircher v. Putnam Funds Trust*, 2005 WL 757255, at *4 (7th Cir. Apr. 5, 2005), which in *dicta* posits that holders lack standing under *Blue Chip Stamps*. That opinion -- which ruled on SLUSA preemption and not whether holders had a private cause of action for § 10(b) violations - does not consider the fact that persons who purchased mutual funds before, rather than during, the Class Periods, are still "purchasers," and ***not*** "potential purchasers" under *Blue Chip Stamps*.[7] And the court's *dicta* did not analyze the prudential considerations discussed in *Blue Chip Stamps*, which dictate that *Blue Chip Stamps* should not be extended to this unique context, where the conduct injured persons who purchased before and during the Class Periods in precisely the same manner.

Further, the court's rationale in *Kircher*, that holder claims are not lost because the claims are "left to public enforcement," 2005 WL 757255, at *4, ignores Congress' belief – expressed in the legislative history of the PSLRA and stressed by Judge Harmon in *Enron* – that "private securities litigation is an indispensable tool with which defrauded investors can recover their losses" and that private lawsuits "promote public and global confidence in our capital markets and help to deter wrongdoing and to guarantee that corporate officers, auditors, directors, lawyers and others properly perform their jobs." *Enron*, 235 F. Supp. 2d at 593 (citing Joint Explanatory Statement of the Committee of Conference, Conference Report on Securities Litigation Reform, H.R. Conf. Rep. No. 104-369, at 31 (1995), *reprinted in* 1995 U.S.C.A.N.

[7] Likewise, that opinion did not consider whether purchases and sales by market timers could satisfy the "purchase or sale" requirement.

730).[8] "The Supreme Court has repeatedly emphasized the deterrent value of [] private rights of action, which 'provide' a most effective weapon in the enforcement' of the securities laws and are a 'necessary supplement to Commission action,'" and "[t]he importance of this tool has been highlighted by recent disclosures of extraordinary corporate misconduct." *Enron,* 235 F. Supp. 2d at 593-94 (citations omitted).

This is not the typical false statement/omission case where a plaintiff suffers damage by holding a stock the day the truth regarding the stock is revealed and the stock price drops. Moreover, this is not a case where plaintiffs who purchased at an artificially inflated price are the only plaintiffs damaged. Because all fund investors were damaged by market timing, regardless of when they made their investment, they all should be allowed to bring Exchange Act claims.[9]

2. The Fund Defendants Are Liable For Making Materially False Statements And Omissions

A § 10(b) claim may be pleaded by alleging a false statement or omission, and/or by alleging a fraudulent scheme. 17 C.F.R. § 240.10b-5(a)-(c); *Ottmann v. Hanger Orthopedic Group, Inc.*, 353 F.3d 338, 342 (4th Cir. 2003). Plaintiffs here plead an omissions case against the Fund Defendants, and a fraudulent scheme case against all defendants.[10]

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[8] *See also Remand Opinion*, 320 F. Supp. 2d at 356; *Mut. Shares Corp. v. Genesco, Inc.*, 384 F.2d 540, 546-47 (2d Cir. 1967) ("But we do not regard the fact that plaintiffs have not sold their stock as controlling on the claim for injunctive relief. The complaint alleges a manipulative scheme which is still continuing. While doubtless the Commission could seek to halt such practices, stockholders are also logical plaintiffs to play 'an important role in enforcement' of the Act in this way.")(footnote and citation omitted).

[9] If the court should determine that holders may not assert claims under the Exchange Act, it should determine that holders can assert claims under state law. *See Blue Chip Stamps*, 421 U.S. at 738 n.9; section III.E.2., *supra*.

[10] Unlike subsection 10b-5(b), which requires a false statement or omission, claims under subsections 10b-5(a) and (c) "are not so restricted." *In re Royal Ahold N.V. Sec. & ERISA Litig.*, 351 F. Supp. 2d 334, 372 (D. Md. 2004) (citing *Affiliated Ute Citizens v. United States*, 406 U.S. 128, 153 (1972)). "Claims for engaging in a fraudulent scheme and for making a fraudulent

Unlike in a typical case where a prospectus simply describes a company and the securities it offers, mutual fund prospectuses uniquely focus on the *investment opportunities* offered by the funds. Here, the Fund Defendants promoted the performance, fee structure and investment features of their funds through their prospectuses. Accordingly, they had a duty to present a "complete and non-misleading" picture of the investments they were offering to the public, including the market timing and/or late trading that they were permitting at investors' expense.

Courts have recognized that "'even absent a duty to speak, a party who discloses material facts in connection with securities transactions assume[s] a duty to speak fully and truthfully on those subjects. . . .' [T]he requirement is not to dump all known information with every public announcement, but ***the law requires an 'actor to provide complete and non-misleading information with respect to the subjects on which he undertakes to speak.'*** " *In re K-Tel Int'l, Inc. Sec. Litig.*, 300 F.3d 881, 898 (8th Cir. 2002) (emphasis added) (internal quotations and citation omitted).

Additionally, "[a] duty to affirmatively disclose 'may arise when there is insider trading, a statute requiring disclosure,' or | | 'an inaccurate, incomplete or misleading prior disclosure.'" *City of Monroe Employees Ret. Sys. v. Bridgestone Corp.*, 399 F.3d 651, 669 (6th Cir. 2005) (quoting *In re Digital Island Sec. Litig.*, 357 F.3d 322, 329 n.10 (3d Cir. 2004)). Here, the Fund Defendants were obligated by ICA § 34(b) – in addition to § 10(b) of the Exchange Act – to disclose material information to investors.[11] The serial, incomplete, and inaccurate prospectuses

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statement or omission are thus distinct claims, with distinct elements." *Id.* (quoting *In re Global Crossing, Ltd. Sec. Litig.*, 322 F. Supp. 2d 319, 336 (S.D.N.Y. 2004)).

[11] Recognizing the potential for abuse to shareholders, Congress chose to more heavily regulate the mutual fund industry than other types of securities markets, and enacted two

Defendants published also obligated them to speak truthfully and openly about the market timing activities they were allowing in the funds.

Here, until the market timing activity was uncovered, none of the funds disclosed that: (a) they allowed select investors to time their trades, often pursuant to secret agreements with these investors; (b) pursuant to these arrangements, the select investors regularly timed funds; (c) trading by timers not only diluted profits but also was disruptive to the efficient management of the funds and/or increased the funds' costs, thereby harming the funds' actual performance; (d) the amount of compensation paid by the funds to their investment advisors increased substantially because of the increased net assets under management due solely to the illegal market timing funds deposited by the timers with no benefit to long-term investors; and (e) pursuant to these arrangements, the defendants benefited financially at the expense of the ordinary fund investors. *See, e.g.*, MFS ¶98; Alliance ¶¶89-94; Columbia ¶¶85-91; Pilgrim Baxter ¶82.

To make matters worse, some prospectuses specifically addressed market timing, and still omitted that the funds actually allowed select participants to market time, to the detriment of long-term investors. For example, the MFS Complaint alleges that the Prospectuses stated that "The MFS funds do not permit market-timing or other excessive trading practices that may

statutory schemes – the ICA and the Investment Advisers Act of 1940, 15 U.S.C. §§ 80b-1 *et seq.*, in addition to the Securities Act and Exchange Act, which also cover mutual fund securities. The stringent rules and regulations that cover mutual funds require them to publish information in their Prospectuses relating to, *inter alia*, the returns that the funds have produced, the fees that the funds charge and the type of trading (often including the number of trades per year) that is permitted.

disrupt portfolio management strategies and harm fund performance." MFS ¶94; *see id.* ¶¶92-98.[12]

All the Fund Defendants who were responsible for issuing prospectuses that failed to disclose market timing activities are liable for these omissions. *See Dunn v. Borta,* 369 F.3d 421, 434 (4th Cir. 2004) (defendants directly involved in making misrepresentations held primary participant); *Bielski v. Cabletron Sys.*, 311 F.3d 11 (1st Cir. 2002) (defendants that had access to information contradicting company's public statements, had participated in making fraudulent statements and stock sales, and had signed certain forms held primary participants in fraud); *Enron,* 235 F. Supp. 2d at 549, 588, 590, 692-93 ("when a person, acting alone or with others, creates a misrepresentation [on which the investor-plaintiffs relied], the person can be liable as a primary violator").[13]

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[12] A similar omission was addressed by the Southern District of New York in *SEC v. PIMCO Advisors Fund Mgmt. LLC,* 341 F. Supp. 2d 454 (S.D.N.Y. 2004) ("*PIMCO I*"). There, in the context of a prospectus disclosure that did "not formally prohibit market timing," the court nevertheless found that the statements omitted to state material facts necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading. *Id.* at 464. The court explained that even if the market timing arrangement was not "strictly prohibited by the alleged disclosures, the disclosures were clearly misleading *under the circumstances* because they informed investors that the management of the PIMCO Funds would act to protect the interests of long-term investors from market timers at the same time that the Funds were . . . allegedly facilitating an undisclosed market timing arrangement." *Id.*

Moreover, the court found that the alleged misstatements were material, given the multi-billion dollar scale of Canary's trading volume under the market timing agreement, and the alleged admissions that market timing was disruptive. *Id.* at 464-65. The court therefore concluded: "Because the disclosures here could easily be read by a factfinder to strictly limit market timing, and because the Canary arrangement was so out of keeping with the PIMCO Funds' policy against market timing, dismissal of the SEC's misrepresentation claim is inappropriate at this stage of the proceedings." *Id.* at 464.

[13] To the extent any of the Complaints allege false statements or omissions by Fund Defendants who were not directly involved in the issuing of Prospectuses, they may be liable pursuant to the "group pleading" doctrine. Under that doctrine, a court may infer that senior executive officers involved in the company's day-to-day affairs and financial statements were responsible for statements in certain company documents:

a. All Of The Defendants Are Liable For Their Active Participation In The Fraudulent Scheme

The Broker and Trader Defendants (as well as the Fund Defendants) are liable under Rule 10b-5(a), which prohibits employment of a "device, scheme, or artifice to defraud," and Rule 10b-5(c), which prohibits engaging in an "act, practice or course of business which operate[d] or would operate as a fraud or deceit upon any person." As emphasized by the Supreme Court, "§ 10(b) makes it unlawful to use '*any* manipulative or deceptive device or contrivance' in connection with the purchase or sale of any security," *Herman & MacLean v. Huddleston*, 459 U.S. 375, 386 (1983) (emphasis in original). And as Judge Blake observed in *Royal Ahold*, the types of deceptive practices that may give rise to a claim are as limitless as a fraudster's imagination for mischief and "'encompass the use of '*any* device, scheme or artifice,' or '*any*

> In cases of corporate fraud where the false and misleading information is conveyed in prospectuses, registration statements, annual reports, press releases, or other 'group-published information,' it is reasonable to presume that these are the collective actions of the officers. Under such circumstances, a plaintiff fulfills the particularity requirement of Rule 9(b) by pleading the misrepresentations with particularity and where possible the roles of the individual defendants in the misrepresentations.

In re GlenFed, Inc. Sec. Litig., 60 F.3d 591, 593 (9th Cir. 1995) (quoting *Wool v. Tandem Computers, Inc.*, 818 F.2d 1433, 1440 (9th Cir. 1987)); *see also In re Scholastic Corp. Sec. Litig.*, 252 F.3d 63, 76 (2d Cir. 2001) (persons who were primarily responsible for statements liable). Although the Fourth Circuit has not decided whether plaintiffs can rely upon group pleading, many courts acknowledge the doctrine as viable and consistent with Rule 9(b) and the PSLRA. *See Schwartz v. Celestial Seasonings*, 124 F.3d 1246, 1254 (10th Cir. 1997); *Andrews v. Fitzgerald*, 823 F. Supp. 356, 373-74 (M.D.N.C. 1993) (applying group pleading presumption); *Martino-Catt v. E.I. duPont de Nemours & Co.*, 213 F.R.D. 308, 314-15 (S.D. Iowa 2002); *In re Sensormatic Elec. Corp. Sec. Litig.*, 2002 WL 1352427 (S.D. Fla. June 10, 2002); *Tricontinental Indus. v. Anixter*, 215 F. Supp. 2d 942, 946-47 (N.D. Ill. 2002); *In re Raytheon Sec. Litig.*, 157 F. Supp. 2d 131, 152 (D. Mass. 2001); *In re Am. Bank Note Holographics Sec. Litig.*, 93 F. Supp. 2d 424, 442 (S.D.N.Y. 2000); *In re Secure Computing Corp. Sec. Litig.*, 120 F. Supp. 2d 810, 821 (N.D. Cal. 2000); *Griffin v. GK Intelligence Sys.*, 87 F. Supp. 2d 684, 688 (S.D. Tex. 1999). As discussed below, even without the presumption, however, each of the Defendants is liable for its active participation in the fraudulent scheme, and certain Defendants are additionally liable as control persons.

act, practice, or course of businesses used to perpetuate a fraud on investors." 351 F. Supp. 2d at 372 (quoting *Global Crossing*, 322 F. Supp. 2d at 329) (emphasis in original); *see also In re Initial Pub. Offering Sec. Litig.*, 241 F. Supp. 2d 281, 385 (S.D.N.Y. 2003).[14] While the Broker and Trader Defendants expended significant energy briefing the point, plaintiffs have not alleged that these defendants made actionable misrepresentations or omissions under Rule 10b-5(b).

The Complaints allege in great detail how the Broker and Trader Defendants worked together with the Fund Defendants to exploit market timing capacity in the funds. The briefs supporting the individual Complaints will address these allegations in greater detail, but, in sum, the Complaints allege that as competition for market timing capacity among hedge funds and others increased dramatically, market timers relied on, and paid, certain Broker Defendants who became known as "timing" brokers, to arrange for market timing capacity of the funds in exchange for extraordinary fees and commissions. *See, e.g.*, Alger ¶¶124-28; Alliance ¶¶168-79; Columbia ¶¶119-20, 123-26; MFS ¶¶118-31; Strong ¶¶107-09. Indeed, in many cases, the funds themselves worked with the timing brokers so that the brokers could help the traders evade the funds' purported restrictions on timing. *See, e.g.*, Columbia ¶113; Excelsior ¶67; MFS ¶155; Strong ¶¶98-102. With respect to late trading, certain of the Broker Defendants allowed the

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14 The scope of scheme liability under § 10(b) "is quite extensive" and includes "the full range of ingenious devices that might be used to manipulate securities prices." *In re ZZZZ Best Sec. Litig.*, 864 F. Supp. 960, 969, 971 (C.D. Cal. 1994) (quoting *Santa Fe. Indus., Inc. v. Green*, 430 U.S. 462, 476 (1977)). There is no support for the Trader Defendants' attempt (Traders Omn. at 23-24) to limit scheme liability to wash sales, matched orders, or rigged prices. *See, e.g., Enron*, 235 F. Supp. 2d at 589 ("contrary to the arguments of some Defendants, that liability is not limited to the making of a material misstatement or omission, nor to a few very technical forms of manipulation"). Even if such support did exist, defendants' conduct in this case includes the rigging of prices for mutual fund shares through late trading and timed transactions that allowed the defendants to purchase and sell fund shares at prior day's prices.

entry of trades after-hours, and took advantage of disabled time-stamp functions. *See, e.g.*, Alger ¶112; Excelsior ¶67; Federated ¶48; Strong ¶¶94-95.

Scheme liability can, and often does, attach in the absence of actionable misrepresentations or omissions, and can attach to participants in the scheme even where another participant's misrepresentations or omissions are integral to the scheme. *See Zandford*, 535 U.S. 813 (no need for misrepresentations); *Royal Ahold*, 351 F. Supp. 2d at 372 (citing *Affiliated Ute Citizens*, 406 U.S. at 153 (same)); *Enron*, 235 F. Supp. 2d 549 (same); *In re Blech Sec. Litig.*, 961 F. Supp. 569, 583-84 (S.D.N.Y. 1997) (same); *Quaak v. Dexia, S.A.*, 357 F. Supp. 2d 330 (D. Mass. 2005) (quoting *In re Lernout & Hauspie Sec. Litig.*, 236 F. Supp. 2d 161, 173 (D. Mass. 2003)) (holding that a defendant can be liable as a primary violator of § 10b and Rule 10b-5 where the defendant "substantially participate[d] in a manipulative or deceptive scheme . . . even if a material misstatement by another person creates the nexus between the scheme and the securities market").[15]

Scheme liability does not require that the underlying fraudulent conduct be *per se* illegal. Neither the plain language of § 10(b) nor that of Rule 10b-5 contain such a requirement. Rather, as Judge Blake recently explained in *Royal Ahold*:

> There is no requirement that claims under Rule 10b-5(a) and (c) allege illegal trading or market manipulation by the defendants. Instead, subsections (a) and (c) are far broader and "encompass much more than illegal trading activity: they encompass the use of '*any* device, scheme or artifice', or '*any* act, practice, or course of businesses used to perpetuate a fraud on investors."

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[15] Even the cases cited by the Broker Defendants recognize that § 10(b) encompasses scheme liability. *See Central Bank of Denver, N.A. v. First Interstate Bank of Denver, N.A.*, 511 U.S. 164, 177 (1994) ("As in earlier cases considering conduct prohibited by § 10(b), we again conclude that the statute prohibits only the making of a material misstatement (or omission) or the commission of a manipulative act."); *Santa Fe Indus., Inc.*, 430 U.S. at 477 ("No doubt Congress meant to prohibit the full range of ingenious devices that might be used to manipulate securities prices").

351 F. Supp. 2d at 372 (emphasis in original) (quoting *Global Crossing*, 322 F. Supp. 2d at 336 (same)).

Defendants' reliance on the first motion to dismiss opinion in *PIMCO I* for this point is misplaced. In that opinion, the district court found that the SEC complaint did not sufficiently allege primary liability based on the additional ground of scheme liability under Rule 10b-5(a) (device, scheme, or artifice to defraud) against two PIMCO executives who had arranged for Canary's market timing.[16] The court did find, however, that the complaint alleged liability under Rule 10b-5(b) against the two executives. *Id.* at 468-69.[17]

First, in denying liability under subsection (a), the district court concluded that market timing was not "per se illegal." *Id.* at 468. Even if that court's analysis is consistent with Judge Blake's holding in *Royal Ahold* that a device need not be "per se illegal," the court incorrectly read the SEC's new disclosure rule, which, pursuant to the district court's interpretation, "would not appear to prohibit market timing arrangements of the type entered into between the PIMCO funds and Canary." In reality, however, the SEC's final rule and reasoning reaffirmed that secret market timing arrangements are unlawful:

> We reemphasize, as we stated in the Proposing Release, that a mutual fund that enters into an arrangement with any person to permit frequent purchases and redemptions of fund shares may only do so consistent with the antifraud provisions of the federal securities laws and the fiduciary duties of the fund and

[16] Notably, the court did not expressly address liability under Rule 10b-5(c) (act, practice or course of business which operates or would operate as a fraud or deceit). 17 C.F.R. § 240.10b-5. Also, *PIMCO I* did not address liability of market timers or timing brokers under § 10(b) and Rule 10b-5.

[17] In separate decisions – *PIMCO I* and *SEC v. Treadway*, 354 F. Supp. 2d 311 (S.D.N.Y. 2005) ("*PIMCO II*") – the district court found that plaintiffs had stated Rule 10b-5 omissions claims against the two executives who were responsible for the prospectus disclosures concerning "fund investment objectives and guidelines, fund holdings, and fund capitalization," because these disclosures said nothing about market timing arrangements with Canary. *See PIMCO II*, 354 F. Supp. 2d at 316.

> its investment adviser. Disclosure provided pursuant to these amendments will not make lawful conduct that is otherwise unlawful. ***For example, disclosure will not render lawful an arrangement whereby an investment adviser permits frequent purchases and redemptions of a mutual fund's shares in return for consideration that benefits the adviser, such as an agreement to maintain assets in other accounts managed by the adviser.***

Disclosure Regarding Market Timing and Selective Disclosure of Portfolio Holdings, 69 Fed. Reg. 22300, 22301-06 (Apr. 23, 2004) (to be codified at 17 C.F.R. pts. 239 & 274) (emphasis added).[18] Second, the court reasoned that "many individual and institutional investors . . . attempt to time markets with varying degrees of success"; even if misconduct could be so widespread and known as to be rendered non-fraudulent, the *PIMCO* court did not (and could not) cite any basis to conclude that average investors were allowed to, or could profitably, move large amounts of money in and out of funds on a rapid basis to make short-term profits.

And the *PIMCO I* decision – to the extent it is persuasive at all on this point – does not reach as far as defendants would have it. Indeed, the court stated that a complaint would sufficiently allege liability where, as here, it alleges fraudulent activity involving "*some* conduct other than participation in a scheme to make a 'material misrepresentation or a material omission.'" *PIMCO I,* 341 F. Supp. 2d at 467 (emphasis in original) (citing *U.S. Envtl., Inc.*, 155 F.3d 107, 111). *PIMCO I* further anticipated that a complaint would sufficiently plead "use of a fraudulent device" if it alleges the defendants had "sufficient knowledge of the allegedly fraudulent purpose of the overall scheme," and indeed, *PIMCO I*'s holdings are limited to whether plaintiffs had sufficiently pled the executives' scienter. *Id.* at 469. Here, the Complaints sufficiently allege liability against each of the defendants based on the plain

[18] The *PIMCO I* opinion cited to "60 Fed. Reg. at 22301-03" instead of the final rule, which was published at "69 Fed. Reg. at 22301-03."

language of subsections (a) and (c) of Rule 10b-5, and pursuant to this Court's own jurisprudence. *See, e.g., Royal Ahold,* 351 F. Supp. 2d 334.

b. All Defendants Are Liable As Primary Violators Under *Central Bank* And Its Progeny

Under *Central Bank of Denver*, all defendants may be held liable based on their respective primary violations of Rule 10b-5:

> [t]he absence of § 10(b) aiding and abetting liability ***does not mean that secondary actors in the securities markets are always free from liability*** under the securities Acts. ***Any person or entity***, including a lawyer, accountant, or bank ***who employs a manipulative device . . . may be liable as a primary violator under Rule 10b-5 . . . .***

Central Bank, 511 U.S. at 191 (emphasis added).

As the Ninth Circuit stated in *Cooper v. Pickett*, "*Central Bank* does not preclude liability based on allegations that a group of defendants acted together to violate the securities laws, as long as each defendant committed a manipulative or deceptive act in furtherance of the scheme." 137 F.3d 616, 624 (9th Cir. 1998), *quoted with approval in Enron*, 235 F. Supp. 2d at 591. The Second Circuit recognized that "'[i]n any complex securities fraud, moreover, there are likely to be multiple violators,'" and rejected a trader defendants' argument that he was not a primary violator when he and his broker-dealer agreed to participate in a price manipulation scheme, stating: "if the trader who executes manipulative buy and sell orders is not a primary violator, it is difficult to imagine who would remain liable after *Central Bank*." *U.S. Envtl. Inc.*, 155 F.3d at 109, 112 (quoting *Central Bank*). Indeed, at least one court has noted that "brokers, traders and principals in broker-dealers" – as opposed to "so-called secondary actors in the securities markets, *i.e.*, accountants and lawyers" – are more appropriately classified as "non-secondary

actors," or primary actors. *Mishkin v. Ageloff*, 1998 WL 651065, at *17 n.12 (S.D.N.Y. Sept. 23, 1998).[19]

Late trading, too, forms a basis of the fraudulent scheme claim. The Trader Defendants argue otherwise, reasoning that the forward-pricing rule (Rule 22c-1) purportedly does not provide a private right of action. Even if true, plaintiffs are not proceeding under Rule 22c-1, and the same conduct by defendants that violates Rule 22c-1 also constitutes illegal and manipulative trading prohibited by § 10(b). *Cf. Malone v. Microdyne Corp.*, 26 F.3d 471, 478 (4th Cir. 1994) (while plaintiffs have no standing to enforce accounting standards, "[accounting standards] and the antifraud rules promulgated under § 10(b) of the 1934 Act serve similar purposes, and courts have often treated violations of the former as indicative that the latter were also violated").[20]

Unlike a typical Rule 10b-5(b) case in which the issuer's misrepresentations or omissions alone give rise to investor harm, in this case the Broker and Trader Defendants -- more than merely "facilitating" investor harm -- were necessary and critical participants in these fraudulent

[19] Defendants rely upon cases holding that conspiracy claims do not survive *Central Bank*, but none of these cases address liability where the individual defendants each have committed a primary violation. *Dinsmore v. Squadron, Ellenoff, Plesent, Sheinfeld & Sorkin*, 135 F.3d 837, 842-43 (2d Cir. 1998) ("We simply hold that where the requirements for primary liability are not independently met, they may not be satisfied based solely on one's participation in a conspiracy in which other parties have committed a primary violation); *In re Gupta Corp. Sec. Litig.*, 900 F. Supp. 1217, 1244 (N.D. Cal. 1994) (no allegations of primary liability); *see also Wenneman v. Brown*, 49 F. Supp. 2d 1283, 1290 (D. Utah 1999) (holding that *Central Bank* did not "preclude a plaintiff from bringing a claim against members of a conspiracy to defraud so long as the plaintiff sufficiently alleges facts which would support a finding that a particular participant could be primarily liable as a co-conspirator under Rule 10b-5").

[20] The Trader Defendants also argue that (i) they did not know that late trading was improper, (ii) the practice did not affect the market, and (iii) that trades were placed after 4:00 p.m., but that traders did not receive the benefit of stale prices. These are factual contentions, contradicted by the Complaints, that are inappropriate on motions to dismiss. *See, e.g.*, Janus ¶¶1, 4, 76, 85-88, 97-108, 206-15; Putnam ¶¶1-5, 70-78, 36-146; Columbia ¶¶1-5, 67-71, 164-74.

schemes. Without the participation of the traders (who actually engaged in market timing) there could be no scheme. The Broker Defendants argue that they "are merely alleged to have provided ordinary financial services (*e.g.*, financing, clearing and executing trades) to their customers and counterparts" (Broker Omn. at 15-18, 21), but this falsely minimizes their role in the wrongdoing. While these allegations are alone sufficient, *see U.S. Envtl. Inc.*, 155 F.3d at 112, the Complaints allege far more -- a series of deceptive arrangements intended to provide cover for the funds who were responsible for preventing market timing.[21] Thus, the types of claims against the Broker and Trader Defendants are not barred – but rather are recognized – by the Supreme Court's decision in *Central Bank*. Indeed, the SEC has pursued and settled claims against certain brokers pursuant to §10(b) and Rule 10b-5, including a settlement last week with Fiserv Securities, Inc. *See* SEC Release No. 51588, *available at* http://www.sec.gov/litigation/admin/34-51588.pdf.

The Broker and Trader Defendants rely heavily on *In re Homestore.com Inc. Sec. Litig.*, 252 F. Supp. 2d 1018, 1022 (C.D. Cal. 2003), in which business partners that engaged in "related party" transactions with the issuer (for the purpose of disguising the issuer's financial condition) were held not liable. In *Homestore.com*, the district court reasoned in part that the plaintiffs were damaged by their reliance on the issuer's false financial statement, and not on the scheme itself. *Id.* at 1041. In contrast, here, plaintiffs relied on there *not* being a scheme to siphon off their profits, and suffered damages as a result of the fraudulent timing and late trading.

[21] *See Blech*, 961 F. Supp. at 585 ("participating at both the initiation and clearing stages of the allegedly fraudulent transactions" supports a primary violation; likewise, a defendant that "contrived and agreed to fund" a pre-planned fraudulent sale may be liable for primary violation); *see also In re Blech Sec. Litig.*, 2002 WL 31356498, at *4 (S.D.N.Y. Oct. 7, 2002) (denying Bear Stearns' summary judgment motion where Bear Stearns' knowledge, direction, and clearing "does not 'reflect . . . the standard practice of [a] clearing broker'").

Regardless, *Homestore.com's* narrow (and unsupported) interpretation of *Central Bank* has not been followed by a single court outside of the state of California, and has been specifically rejected by subsequent decisions in Texas and Massachusetts.[22]

For example, in *Newby v. Enron Corp.*, 310 F. Supp. 2d 819, 828-30 (S.D. Texas 2004), the Court held that plaintiffs adequately alleged a scheme in violation of § 10(b) against Merrill Lynch and explicitly "rejected the narrow construction of the statute and of primary violations employed by *Homestore.com*." *Newby*, 310 F. Supp. 2d at 829. Just as the Broker Defendants argue here, Merrill Lynch argued that its participation in the alleged scheme was limited to normal business transactions and that it did not design or employ the alleged scheme at issue in *Enron*, thus shielding it from § 10(b) liability. Judge Harmon rejected this argument, finding that Merrill Lynch's "substantial, active role in major fraudulent transactions with no legitimate business purpose" was enough to confer liability under § 10(b).[23] Likewise, in *Quaak v. Dexia, S.A.*, 357 F. Supp. 2d 330 (D. Mass. 2005), the court rejected *Homestore.com* and held that allegations of the creation and funding of sham entities designed to enter into fraudulent licensing agreements for the purpose of inflating profits were sufficient to state a claim for

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22 The Broker Defendants relied the SEC's *amicus* brief in *Homestore.com*, whose position was adopted by the court in that case, should be rejected for the same reasons stated herein.

23 The Trader Defendants claim that plaintiffs must allege that their conduct ["was manipulative or deceptive independent of the actions of the Fund Defendants."] (Trader Omn. at 23). But their authorities simply do not support this position. *See McGann v. Ernst & Young*, 95 F.3d 821 *amended*, 102 F.3d 390 (9th Cir. 1996) (accounting firm liable for primary violation for preparing fraudulent audit report included by client in Form 10-K); *Enron*, 235 F. Supp. 2d at 591 ("'*Central Bank* does not preclude liability based on allegations that a group of defendants acted together to violate the securities laws, as long as each defendant committed a manipulative or deceptive act in furtherance of the scheme.'"); *In re Medimmune, Inc., Sec. Litig.*, 873 F. Supp. 953, 964 (not addressing scheme liability; dismissing control person claims). In any event, the traders' market timing activities are independent from the Funds' concealment of these activities from long-term investors.

scheme liability against a bank. Once again, the court rejected defendant's argument "that the alleged conduct . . . amounts to commonplace business transactions . . . ." *Id.* at 342.[24]

3. Scienter: The Complaints Sufficiently Allege The Scienter Of The Scheme Participants

Under Rule 10b-5, plaintiffs must also allege that defendants engaged in the manipulative conduct with "scienter." *IPO*, 241 F. Supp. 2d at 385. The PSLRA requires that complaints allege facts giving rise to a strong *inference* that the defendants engaged in the manipulative conduct with scienter. *See IPO*, 241 F. Supp. 2d at 384-85. In the Fourth Circuit, scienter includes either intentional misconduct or recklessness. *Ottmann*, 353 F.3d at 343-44. Recklessness is conduct "so highly unreasonable and such an extreme departure from the standard of ordinary care as to present a danger of misleading the plaintiff to the extent that the danger was either known to the defendant or so obvious that the defendant must have been aware of it." *Id.* (citation omitted). Of course, where as here defendants actually knew that their activities hurt investors, any scienter standard is satisfied.

Factual allegations illustrating defendants' deliberate participation in a common scheme to defraud establish intentional misconduct or recklessness. For example, Judge Harmon in *Enron* held that scienter was supported by allegations of a "regular pattern of related and repeated conduct" comprising "deliberate, repeated actions with shared characteristics that were part of an alleged common scheme through which Defendants all profited handsomely, many

[24] Likewise, the Trader Defendants' citation to *Suez Equity Investors, L.P. v. Toronto-Dominion Bank*, 250 F.3d 87, 101 (2d Cir. 2001) is also unpersuasive. *See* Trader Omn. at 21 n.27. In fact, *Suez Equity Investors* recognized that "*Central Bank* did not eliminate *primary* liability for business entities" and held that "Plaintiffs, in the present case, do not simply allege that the corporate defendants knew, but failed to disclose, an alleged fraud; rather, they assert that defendants violated § 10(b) *in their own right* . . . ." *Suez Equity Investors*, 250 F.3d at 101 (emphasis in original).

exorbitantly." *Enron,* 235 F. Supp. 2d at 693-94; *Blech,* 961 F. Supp. at 583 (scienter sufficiently alleged through allegations that Bear Stearns had knowledge of the manipulative scheme through communications with others and had motive and opportunity).

Here, as in *Enron,* the scheme itself "undermines claims of unintentional or negligent behavior and supports allegations of intent to defraud." *Id.* at 694; *see also id.* at 703 (direct involvement in formatting and funding sufficient "by the very nature of the transactions to state a claim under § 10(b) and Rule 10b-5") *Id.* at 703. Indeed, "the whole point of the scheme," which required multiple actors – the Trader Defendants to profit from rapid trading, and the Broker Defendants who enabled the Trade Defendants' activities in return for fees – was to siphon off profits from innocent investors and force them to disproportionately bear losses and expenses caused by market timing and late trading, while disguising such actions from the innocent investors. *See SEC v. First Jersey Sec., Inc.*, 101 F.3d 1450, 1471 (2d Cir. 1996) (scienter found where "the whole point of the scheme" "was to keep customers in the dark"). Certainly defendants understand that the billions of dollars reaped by market timers and late traders had to come from *someone*. *See SEC v. PIMCO*, 341 F. Supp. 2d at 459 (explaining that certain investors "would bear all of the costs of Canary's market timing activities"); *see also, e.g.*, MFS ¶179.[25]

[25] Where, as here, the complaints are replete with allegations that the Broker Defendants knowingly and purposefully participated in the scheme, a "red flag" analysis is inappropriate – the Broker Defendants did not need a "red flag" to know they were participating in wrongdoing. As the defendants in *IPO* unsuccessfully attempted, the Broker Defendants here "created a 'straw man' by rewriting Plaintiffs' allegations and then attacking only their version of the allegations." *IPO*, 241 F. Supp. 2d at 388 n.169. Thus, Defendants' cases addressing scienter are primarily inapposite. *See, e.g., Ottmann*, 353 F.3d at 348 (fact that defendant was giving rough approximation rather than precise number in allegedly false statement mitigated against scienter); *In re CIENA Corp. Sec. Litig.*, 99 F. Supp. 2d 650 (D. Md. 2000) (scienter not sufficiently plead where no proof that statement was made with knowledge of its falsity);

a. <u>Scienter Of Fund Defendants</u>

Here, the factual allegations giving rise to at least a strong inference of the Fund Defendants' knowledge or recklessness are abundant. . Such allegations include, for example, that certain Fund Defendants were:

- ***Knowingly entering into agreements*** permitting ***select investors*** to time their trading of shares. Pilgrim Baxter ¶82; MFS ¶113; Putnam ¶107; One Group; ¶¶101, 106; Putnam ¶107.
- Allowing disruptive timing to take place ***in violation of their own written policies***. Pilgrim Baxter ¶82; MFS ¶110; One Group ¶¶101-04.
- ***Selectively enforcing*** the express "anti-timing" exchange limitations in their prospectuses. Pilgrim Baxter ¶86; MFS ¶117; Strong ¶136; Putnam ¶¶116(b), 124(b).
- ***Acknowledging the harmful effects*** of market timing. Pilgrim Baxter ¶88; Columbia ¶136; Putnam ¶174.
- Discussing with timers ***express plans*** to time the mutual funds, and ***granting permission*** to market time. Pilgrim Baxter ¶95; MFS ¶103; Columbia ¶101; Strong ¶100-02; One Group ¶76-79.
- Affirmatively ***providing lists of nonpublic information*** to certain customers to facilitate their market timing. Pilgrim Baxter ¶102; MFS ¶104; One Group ¶84; Strong ¶103.
- ***Offering timing capacity in exchange for other investments***. Pilgrim Baxter ¶¶104-06; MFS ¶115; Columbia ¶¶95-97, 101, 105, 107; One Group ¶¶85-87.

Moreover, although motive and opportunity "are not essential," they can support scienter. *Royal Ahold*, 351 F. Supp. 2d at 369. Here, defendants' motives extended beyond mere generalized economic interests. Rather, the Fund Defendants had not only motive to receive

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Svezzese v. Duratek, Inc., 2002 WL 1012967 (D. Md. Apr. 30, 2002) (magnitude of restatement and lack of internal controls, among other factors, insufficient to plead scienter); *In re Cree, Inc. Sec. Litig.*, 333 F. Supp. 2d 461 (M.D.N.C. 2004) (scienter insufficiently pled where allegations insufficient to show that defendants intentionally or recklessly made false statements with knowledge of improper business practices); *In re Criimi Mae, Inc., Sec. Litig.*, 94 F. Supp. 2d 652 (D. Md. 2000) (complaint failed to sufficiently allege scienter through motive and opportunity).

huge fees, but also desires "distinct from mere profit" – increasing the amounts of assets under management, and obtaining (i) monies for other investments that personally benefited the Fund Defendants, (ii) fees pursuant to various revenue sharing agreements, *and* (iii) the extraordinary fees attributable to market timer money.[26] *See Global Crossing*, 322 F. Supp. 2d at 345; *Enron*, 235 F. Supp. 2d at 694 (motive to obtain extraordinary fees and "to avoid exposure to large losses" sufficiently supports scienter); *Royal Ahold*, 351 F. Supp. 2d at 383 (allegation that "[b]onuses were paid that would not have been under normal circumstances" supports scienter).[27]

b. **Scienter Of Broker Defendants**

Here, the Broker Defendants deliberately arranged secret and fraudulent market timing activities that were not available to the general public. The factual allegations giving rise to, at least, a strong inference of the Broker Defendants' knowledge or recklessness are abundant. Such allegations include, for example, that certain Broker Defendants were:

- ***Negotiating*** market timing capacity. MFS ¶¶124, 131; Strong ¶¶98-99; Columbia ¶¶102-03; One Group ¶¶74, 76-77.
- ***Affirmatively steering additional, long-term*** (*i.e.* non-timing) investors into the timed funds, in exchange for additional payments. MFS ¶128.
- ***Knowingly facilitating*** market timing and late trading through the use of their trading platforms for the ***express purpose of timing***, and, in certain cases,

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26 *See, e.g.*, Janus ¶¶109-14; Pilgrim Baxter ¶¶84-85, 103-06.

27 Defendants' argument that the scienter allegations are no more than mere "group pleading" misses the mark. As recognized by this Court in *Royal Ahold*, "the group pleading presumption . . . is not a prohibition on forms of pleading; rather it serves as a presumption that may be invoked *in favor* of a plaintiff." *Royal Ahold*, 351 F. Supp. 2d at 369 (quoting *Dunn*, 369 F.3d at 434). Indeed, the group pleading presumption is generally relevant to the issue of whether a *false statement* is attributable to particular defendants, not to scienter, and plaintiffs here do not attempt to invoke such a presumption as to scienter. In any event, as will be demonstrated in the supplemental briefs, the Complaints do allege specific facts as to the particular defendants.

financing the timing activities and concealing customers' identities. MFS ¶¶127, 137, 139, 145, 163, 165; Strong ¶¶93-94, 96; Columbia ¶¶123-24.

- *Knowingly providing credit* to finance late trading. MFS ¶¶139, 127, 146; One Group ¶74; Strong ¶95.

- *Selling traders derivative short positions* needed to time the funds as the market dropped. MFS ¶146.

- *Specifically engineering* trading strategies that catered exclusively to timers and late traders, including developing trading platforms or installing special equipment or software. MFS ¶¶133, 137, 146, 148, 167-69; Strong ¶95; One Group ¶74; Columbia ¶124.

- *Offering "equity swaps,"* whereby market timers/late traders were actually allowed to manage accounts in the name of a Broker Defendant, wherein the bank and market timer/late trader would enter into a management agreement outlining the market timing and/or late trading, and overall investment objectives; the bank would open an account and the market timer/late trader would create a subsidiary that was made the manager of the account, the bank would have a subsidiary to perform the "swap" with the market timer/later trader; and the market timer/late trader would pay basis points to the bank subsidiary. MFS ¶178; Pilgrim Baxter ¶111.

- *Knowingly executing market timing and late trading transactions* on behalf of their own investors, using their own platform, requiring timers to send "inactive" orders between 6:30 a.m. ET and 9:00 a.m. ET each day; but then not placing these orders or making them "active" until receiving further instructions to transact all or part of the orders from the timers; and not placing orders until after 4:00 p.m. ET. MFS ¶¶150-52.

- *Knowingly facilitating market timing* in other funds despite knowing that timing harmed innocent investors and even establishing their own anti-market timing policy in their own mutual funds. MFS ¶¶153, 159.

- *Expending considerable resources* to further timing operations. MFS ¶¶153, 155, 175.

- *Knowingly disregarding* excessive mutual fund trades being transacted through their trading platforms by the market timers. MFS ¶133; Pilgrim Baxter ¶115; One Group ¶73.

- *Allowing the time stamp function on their trading platforms to be disabled* so that there was no record of when the late trades were placed. MFS ¶138.

- ***Conducting due diligence*** of electronic market timing trading platforms. MFS ¶125.[28]

c. **Scienter Of Trader Defendants**

The Complaints further sufficiently allege that the Trader Defendants knew that they were engaging in fraudulent timing activities neither available nor disclosed to the general public, and in fact at the expense of the long-term shareholders. The factual allegations giving rise to at least a strong inference of the Trader Defendants' knowledge or recklessness are likewise abundant. Such allegations include, for example, that certain Trader Defendants were:

- ***Eliciting explicit agreements*** that allowed them to actually conduct the market timing. MFS ¶¶112, 113; One Group ¶78.
- ***Entering into agreements to deposit "sticky assets"*** in return for the negotiated late trading and timing capacity. MFS ¶¶115, 121; Columbia ¶¶95-97, 108.
- ***Paying exorbitant "wrap fees"*** for negotiated timing capacity. MFS ¶119; Columbia ¶102; One Group ¶74.
- ***Using intermediaries*** with contacts that enabled them to obtain market timing capacities. MFS ¶¶120, 124.
- ***Obtaining loans of large sums of money*** for the express purpose of market timing. MFS ¶127; One Group ¶78.
- ***Actively using*** specific platforms or systems to ***conceal their market timing***. MFS ¶146; One Group ¶75.
- ***Motivated*** to participate in the scheme by the extraordinary profits realized from their frequent and high dollar value of their market timing activities. MFS ¶116; Pilgrim Baxter ¶¶139-41.[29]

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28 Defendants pick out allegations in the "Count" or the "Parties" section of the complaint, and label them "conclusory" without looking at the substantive factual allegations. They further point to summary paragraph (such as Alliance ¶¶206-08 and Invesco ¶108 – which is labeled an "overview" paragraph) and label them "group pleading," without looking at the factual details regarding specific defendants. *See, e.g.*, Alliance ¶¶168-79; Invesco ¶¶117-40.

29 The Trader Defendants had not only motive to receive huge fees, but also a desire – "distinct from mere profit" – to obtain monies and arrangements which they would not have obtained under normal circumstances. *Global Crossing*, 322 F. Supp. 2d at 345; *see also Enron*,

Similar allegations have been found to support scienter. For example, in *U.S. Environmental,* the Second Circuit reversed a dismissal of a complaint alleging that a securities trader knowingly or recklessly participated in a market manipulation scheme by affecting certain trades. The court held that the allegation that the defendant "executed trades that he knew were for a manipulative purpose sufficiently alleged scienter in a manner supporting § 10(b) liability." *Id.* at 111.

The Trader Defendants ignore the detailed paragraphs describing specific facts supporting at least a strong inference that they had actual knowledge (or were at least reckless in not knowing) of the restrictions. For example, the Trader Defendants: (1) obtained "explicit agreement[s]" to market time; (2) during the time period from April 2000 to September 2002; (3) made, for example, "nearly 90 round trip trades"; (4) in a specific fund, the Newport Tiger Fund; (5) in amounts up to $13 million at a time. Columbia ¶93.[30] Why would the Trader Defendants obtain explicit agreements to market time if market timing were allowed as a matter of course? Indeed, the only way the timing scheme works is if only *select* traders are allowed to time, at the expense of long-term investors.

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235 F. Supp. 2d at 694 (motive to obtain extraordinary fees and "to avoid exposure to large losses" sufficiently alleges motive); *Royal Ahold,* 351 F. Supp. 2d at 383 (allegation that "[b]onuses were paid that would not have been under normal circumstances" supports scienter).

[30] *Cf. IPO*, 241 F. Supp. 2d at 386 n.163 ("There is no support for the proposition . . . that Plaintiffs must plead particular manipulative trades, 'including the number of shares purchased, the time period in which the purchases occurred, the prices paid and the effect of the customers' transactions on the market price for the securities' . . . . Indeed, even the case cited by Underwriters only requires that 'without other pleaded fraudulent acts, plaintiff should plead defendant's daily trading percentages, or at least the trading percentages throughout the duration of the alleged manipulation.'"); *see also Blech*, 961 F. Supp. at 585 ("Where a complaint alleges market manipulation under Section 10(b), more generalized allegations of the nature, purpose, and effect of the fraudulent conduct and the roles of the defendants are sufficient for alleging participation." Alleging the "general nature of Bear Stearns' conduct," "the time the conduct occurred," and "how the conduct affected the price of securities" was sufficient).

4. Reliance: The Complaints Sufficiently Allege Reliance

Each of the three defendant groups asserts that because funds are priced in accordance with the funds' NAV, plaintiffs' reliance on the omissions at issue cannot be presumed. Fund Omn. at 19-21; Broker Omn. at 32-37; Trader Omn. at 36-39. Defendants are wrong for several reasons.

a. Reliance On Omissions Can Be Presumed

The first flaw with this argument is that it assumes plaintiffs will prove reliance solely with reference to a fraud-on-the-market presumption. Fund Omn. at 20; Broker Omn. at 32-37; Trader Omn. at 36-39. However, as the Broker Defendants acknowledge, plaintiffs intend to prove reliance through the *Affiliated Ute* presumption of reliance. Broker Omn. at 33 n.62.[31] This case principally concerns omissions by the Fund Defendants concerning the scheme among the Fund, Traders, and Broker Defendants, to allow market timing at the expense of long-term shareholders. Here, plaintiffs allege, *inter alia*, that the affected prospectuses failed to disclose that certain investors, including the Trader Defendants often through the Broker Defendants, were permitted to engage in market timing and/or late trading, that the Fund Defendants enforced their policies with respect to such trading selectively, and that the other shareholders of the Funds were harmed by the timed and/or late trades. *See, e.g.*, Federated ¶¶130, 200-12; Scudder ¶146(a)-(d); One Group ¶101. Inasmuch as plaintiffs for common sense reasons, cannot affirmatively demonstrate reliance on an omission reliance on omissions is presumed. *Affiliated Ute*, 406 U.S. 128 at 153-54 (in cases "involving primarily a failure to disclose, positive proof of

[31] The *Affiliated Ute* presumption of reliance is often confused with the fraud-on-the-market theory of reliance articulated in *Basic Inc. v. Levinson*, 485 U.S. 224 (1988). However, as the Broker Defendants note, the two are separate and distinct grounds for a presumption of reliance.

reliance is not a prerequisite to recovery. All that is necessary is that the facts withheld be material in the sense that a reasonable investor might have considered them important in the making of this decision.").[32]

The Broker Defendants argue that there can be no presumption because plaintiffs have purportedly alleged both misrepresentations and omissions.[33] But this is not a case where the omission was a non-disclosure of misrepresentation, as in *Joseph v. Wiles*, 223 F.3d 1155 (10th Cir. 2000) (relied upon by Broker Defendants) (defendants omitted disclosure that financial statements had been falsified). Indeed, in this case, defendants' liability for omissions in the prospectuses exists even without specific misrepresentations. Because the core of plaintiffs' claims concerns omissions, and misrepresentations are not necessary to these claims, reliance can

[32] *See also Banca Cremi, S.A. v. Alex. Brown & Sons*, 132 F.3d 1017, 1028 n.13 (4th Cir. 1997) (where a plaintiff's allegations involve material omissions, reliance is inferred, "requiring the defendant to rebut the inference by proving the lack of reliance"); *In re Jiffy Lube Sec. Litig.*, 772 F. Supp. 258, 267 (D. Md. 1991) ("The reliance requirement need not be met, in all circumstances, by showing actual reliance. A rebuttable presumption of reliance arises in cases involving omissions of information, rather than misrepresentation of fact."); *Newton v. Merrill Lynch, Pierce, Fenner & Smith, Inc.*, 259 F.3d 154, 176 (3d Cir. 2001) ("Presuming reliance class-wide is proper when the material nondisclosure is part of a common course of conduct."); *Duckworth v. Duckworth*, 1991 WL 334827, at *6 (S.D. Ga. Oct. 17, 1991) (where plaintiff stated claim under Rule 10b-5 (a) or (c), plaintiff was "entitled to a presumption of reliance as contemplated in *Ute*"); *Cf. South Carolina Nat'l Bank v. Stone*, 139 F.R.D. 325, 333 (D.S.C. 1991) (where case primarily involved allegations of omissions to disclose material facts, and omissions were "alleged to have all occurred with respect to standardized, uniform written documents, i.e., the . . . prospectus," plaintiffs were "entitled to the *Affiliated Ute* presumption of reliance").

[33] The Broker Defendants' assertion that they may somehow evade liability because they made no representations upon which Plaintiffs could have relied, is baseless. As noted above, the Broker Defendants, like the Trader Defendants, are liable under scheme liability, and plaintiffs relied on there being *no* scheme contrary to their interests. *See Infra* Section III.A.2.

and should be presumed. *See PPM Am. v. Marriott Corp.*, 853 F. Supp. 860, 872 (D. Md. 1994).[34]

b. Reliance Based on Fraud on the Market May Be Presumed

The Supreme Court has held that the purpose of the reliance requirement is to "provide[] the requisite causal connection between a defendant's misrepresentation and a plaintiff's injury." *Basic*, 485 U.S. at 243. In *Basic*, just as it had done in *Affiliated Ute*, the Court held that a presumption of reliance under certain circumstances—in *Basic*, when there is a viable theory of "fraud on the market"— is appropriate. *Id.* at 250.

The presumption of reliance articulated in *Basic* is fairly straightforward: "nearly every court that has considered the proposition has concluded that ***where materially misleading statements have been disseminated into an impersonal, well-developed market for securities, the reliance of individual plaintiffs on the integrity of the market price may be presumed.*** Commentators generally have applauded the adoption of ***one variation or another*** of the ***fraud-on-the-market*** theory." *Id.* at 247. Moreover, the presumption of reliance supported by *Basic* is flexible: [t]here is . . . more than one way to demonstrate the causal connection." *Id.* Simply because most courts have interpreted *Basic's* fraud-on-the-market language in the context of a

[34] The cases defendants rely upon do not say differently. In the *Banca Cremi* footnote relied upon by defendants, for example, the court did not consider the situation presented here – where the "primary" allegations involve omissions and the misrepresentations are misleading only because of the nondisclosed information. 132 F.3d at 1028 n.13. Likewise, in *Poulos v. Caesars World, Inc.*, 379 F.3d 654, 666 (9th Cir. 2004), the Ninth Circuit found that *Affiliated Ute* did not apply because the plaintiffs merely pleaded what was essentially a claim of misrepresentations as one of omissions. Moreover, *Poulous*, as well as *Morris v. Wachovia Sec., Inc.*, 223 F.R.D. 284, 301 (E.D. Va. 2004), dealt with reliance in the context of class certification, and *In re Infocure Sec. Litig.*, 210 F. Supp. 2d 1331, 1350 (N.D. Ga. 2002), dealt with reliance in the context of summary judgment, not a motion to dismiss.

typical securities case does not mean that the presumption does not apply in the context of mutual funds.[35]

Here, a presumption of reliance based on "fraud-on-the-market" is particularly availing. Every purchaser or holder of mutual funds necessarily relied on the integrity of the mutual fund market and NAV price, as the funds at issue ultimately can only be purchased from and sold to the fund complex, and all shares are sold pursuant to the funds' prospectuses.[36] *See Basic*, 485 U.S. at 247 ("An investor who buys or sells stock at the price set by the market does so in reliance on the integrity of that price."). Indeed, in the context of the mutual fund market, that the price of shares is controlled by the fund complexes does not weaken such a presumption, but strengthens it.

The reliance of mutual fund investors on the integrity of the mutual fund market and the absence of fraudulent schemes caused their damage. Indeed, mutual find investors reasonably relied on the absence of timing and late trading in the Funds, believing that the NAV (and share price) calculated by the funds accurately correlated to the value of their investments. However,

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[35] As the court stated in *Gariety v. Grant Thornton, LLP*:

> Although *Basic* clearly requires that a market be efficient in order for the fraud-on-the-market presumption of reliance to be invoked, *Basic*, 485 U.S. at 248 n.27, the decision offers little guidance for determining whether a market is efficient. The Court does refer to 'modern securities markets, literally involving millions of shares changing hands daily,' but that is obviously a general statement offered as a contrast to face-to-face transactions and is not meant as a necessary requirement for finding that a market is efficient. Of more relevance, but only of limited guidance, are the Court's references to an 'open and developed' market and an 'impersonal, well-developed market.'

368 F.3d 356, 368 (4th Cir. 2004) (internal citations omitted).

[36] *See Basic*, 485 U.S. at 246-47. Because Plaintiffs may rely on the fraud-on-the-market presumption, the Fund Defendants' use of *In re NationsMart Corp. Sec. Litig.*, 130 F.3d 309, 322 (8th Cir. 1997) (holding reliance allegations deficient where the plaintiffs did not claim to read Prospectus or specify misleading statements), is misplaced.

the hidden market timing affected the value of plaintiffs' investments by artificially distorting their anticipated return on their investments. *See, e.g.*, Federated ¶¶156-62; Janus ¶¶85-88; Scudder ¶¶94-96; Bank One ¶¶3, 55, 63-66. In other words, unbeknownst to them the ***price*** paid by plaintiffs for their investments was artificially inflated compared to the ***value*** of their investments.

In their attempt to confine the allegations of the Complaints to a standard securities law context, defendants downplay the difference between price and value in their discussion of reliance. However, the difference between the two cannot be overstated: market timing did not affect the ***price*** paid by plaintiffs for their mutual fund shares, but it affected the ***value*** of those purchases.[37] Defendants also conflate the concept of market efficiency—which can support a fraud-on-the-market theory with respect to certain securities markets—with the underlying principles of "fraud-on-the-market" as described in *Basic* and as meaningfully applied here.[38]

While there may have been inefficiencies reflected in the NAV price, a presumption of reliance based on "fraud on the market," as described in *Basic*, is particularly compelling here, as

[37] Where defendants claim that "plaintiffs indisputably received fair value at the time they purchased their shares (having paid NAV accurately calculated)," they are just wrong. Fund Omn. at 31. The NAV of any fund is based on nothing more than the values of the underlying assets. The values of the underlying assets are based on the projected income stream that those assets will deliver. Where market timing causes plaintiffs to receive less of an income stream than they otherwise would have without the fraudulent conduct, then the NAV does ***not*** represent "fair value" for what plaintiffs received. This presents a factual dispute not appropriate on a motion to dismiss.

[38] The fraud-on-the-market doctrine also applies to fraudulent scheme allegations under Rule 10b-5(a) and (c). *See Enron*, 235 F. Supp. 2d at 693 ("Reliance under prongs (a) and (c) can also be established by the fraud-on-the-market doctrine"); *Haack v. Max Internet Communications, Inc.*, 2002 WL 511514, at *8 (N.D. Tex. Apr. 2, 2002) (reliance under Rule 10b-5(a) and (c) was pled with particularity based on fraud-on-the-market theory); *ZZZZ Best Sec. Litig.*, 864 F. Supp. at 973 ("[T]he market's overall reliance on the ... fraudulent scheme ... is sufficient to satisfy the reliance element in the Rule 10b-5 (a) & (c) claims.") (internal citation omitted).

demonstrated by the exodus of shareholders from certain funds immediately after the timing scandal broke. *See, e.g.*, John Hechinger & Theo Francis, *Putnam Holders Vote With Money -- Exodus of $14 Billion Stirs Fears Over Funds' Health At Scandal-Tainted Firm*, Wall St. J., Nov. 11, 2003 at A3; Ian McDonald, *Investors Flee Some Funds Amid Scandal -- As Turmoil Grows, So Does Potential Cost of Staying Put; A Look at Some Alternatives*, Wall St. J., Nov. 4, 2003 at D1. Furthermore, if not for the Fund Defendants' misrepresentations concerning their policies regarding market timing and late trading and the other defendants' secrecy, many investors, particularly institutional investors, would not have invested in the Funds. *See* Federal Reserve Board Governor Susan Schmidt Bies, *Remarks at the Economic Club of Memphis Dinner* (Feb. 19, 2004), *at* http://www.federalreserve.gov/boarddocs/speeches/2004/20040219/default.htm ("One-third of respondents to a recent Gallup survey indicated that the scandal had made them less likely to invest in mutual funds, and three-quarters said they would pull assets out of a mutual fund complex that admitted to wrongdoing . . . .both retail and institutional investors have pulled back sharply from some investment management companies where abuses occurred.").[39]

At best, defendants are able to point to the same NAV pricing inefficiencies that gave rise to the scheme to argue that before the market timing activity became known, there was not an *immediate* reaction of mutual fund ***price*** to market information. However, mutual prices do not reflect market events related to the mutual fund complexes themselves, only the underlying

[39] These data are offered only to respond to defendants' fact-bound arguments concerning reliance, without conceding that these arguments are appropriate. Indeed, "[re]quiring a plaintiff to show a speculative state of facts, *i.e.*, how he would have acted if omitted material information had been disclosed, or if the misrepresentation had not been made, would place an unnecessarily unrealistic evidentiary burden on the Rule 10b-5 plaintiff who has traded on an impersonal market." *Id.* at 245 (citations omitted).

securities. Inasmuch as mutual funds were priced in connection with the funds' underlying assets, market news affecting the price of the underlying assets directly affected the daily NAV calculation which, in turn, affected the Funds' share prices. *See Cromer Fin. Ltd. v. Berger*, 205 F.R.D. 113, 130 n.21 (S.D.N.Y. 2001) (court found mutual fund market efficient).[40] And to that extent, mutual funds incorporate the information of efficiently traded markets. "[I]t is not important that all information be incorporated rapidly or instantaneously into stock prices." *In re Polymedica Corp. Sec. Litig.*, 224 F.R.D. 27, 40 (D. Mass. 2004) (citing *Basic*, 485 U.S. at 247). *See also Basic*, 485 U.S. at 249 n.28 ("[W]e do not intend conclusively to adopt any particular theory of how quickly and completely publicly available information is reflected in market price.").

5. Causation: The Complaints Sufficiently Allege <u>Loss Causation And Transaction Causation</u>

Defendants incorrectly interpret "loss causation" as requiring a specific false statement or omission that causes price inflation until the truth is revealed and the price inflation disappears. As the Supreme Court recently reiterated, loss causation requires only that plaintiffs plead a causal connection between the misrepresentation or omission and the economic loss suffered. *Dura Pharm., Inc. v. Broudo*, 2005 WL 885109 (U.S. April 19, 2005). *See, e.g., Zurich Capital Mkts., Inc. v. Coglianese*, 332 F. Supp. 2d 1087, 1108 (N.D. Ill. 2004) ("To plead loss causation, the plaintiff must allege that it was the very facts about which the defendant lied which caused its

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[40] The Fund Defendants' reliance on *In re Van Wagoner Funds, Inc.*, 2004 WL 2623972, at *1, *10 (N.D. Cal. July 27, 2004) and *Young v. Nationwide Life Ins. Co.*, 183 F.R.D. 502, 510 (S.D. Tex. 1998) (Fund Omn. at 20; Trader Omn. at 39), is misplaced. While the courts in *Van Wagoner* and *Young* found that mutual funds did not trade on an efficient market, unlike here, neither of the plaintiffs had alleged any connection between the misrepresentation and the share price. *Van Wagoner*, 2004 WL 2623972, at *1, *10; *Young*, 183 F.R.D. at 510. In addition, the *Young* complaint never asserted fraud-on-the-market. *Id.*

injuries."). In this case, loss causation is simple: defendants' omissions regarding market timing and late trading caused plaintiffs to purchase the funds at a price artificially inflated as to the value plaintiffs received, and over the period plaintiffs held their investments, plaintiffs to receive less return on the investments than they would have absent the fraudulent market timing scheme.

There can be no serious question, at least on a pleading motion,[41] that defendants' market timing scheme caused plaintiffs to receive less return on their investment than they otherwise would have, both by diluting plaintiffs' returns and by causing increased fees for the funds.[42]

Each of the Complaints sufficiently alleges loss causation as a result of the unlawful late trading and undisclosed market timing.[43] In addition, each Complaint contains extensive particularized allegations regarding the actions of each group of defendants named in that

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41 Defendants' reliance upon *Gasner v. Bd. of Supervisors*, 103 F.3d 351 (4th Cir. 1996) is inappropriate in that *Gasner* was a decision on a motion for summary judgment, not a motion to dismiss pursuant to Fed. R. Civ. P. 12(b). The court held that the plaintiff in *Gasner* failed to produce *evidence* of causation.

42 *See Windsor Sec., Inc. v. Hartford Life Ins. Co.*, 986 F.2d 655, 665-66 (3d Cir. 1993) ("the risks and costs associated with market timing were borne by all contract owners – few shared in market timing's benefits yet all bore its costs" which include "increased trading and transaction costs, disruption of planned investment strategies, forced and unplanned portfolio turnover, lost opportunity costs, and subjected a fund's asset base to large asset swings that diminished a fund's ability to provide a maximized return to all contract owners"); *First Lincoln Holdings, Inc. v. Equitable Life Assurance Soc'y*, 164 F. Supp. 2d 383, 390-91 (S.D.N.Y. 2001) (citing *Windsor* in finding market timing has negative impact on long-term investors and summarizing costs of market timing); *see also* SEC Investment Company Act Release No. 5519 and Securities Exchange Act Release No. 8429, 1968 SEC LEXIS 171 (Oct. 16, 1968) and Investment Company Act Rule 22c-1 and Securities Exchange Act Rule 17a-3(a)(7) [1967-79 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶77,616 (Oct. 16, 1968) (discussing, *inter alia*, the Rules and losses caused to mutual fund purchasers, sellers and holders by late trading and timing).

43 *See e.g.*, Scudder ¶¶93-97, 100-02, 127-29; Pilgrim Baxter ¶¶143-52; Alger ¶¶53-56; Janus Parent Investor ¶¶25-28; MFS ¶¶179-88; Bank of America/Nations Funds ¶¶124-27; Franklin Templeton ¶¶80-83; One Group ¶¶63-67, 144-47, 155-58; Putnam ¶¶70-74, 143-46, 154-57; Columbia ¶¶85-89, 171-74, 182-85; Strong ¶¶82-86, 155-58, 166-69.

complaint that furthered the scheme. These allegations demonstrate that the harm being complained of was directly caused by the wrongful acts, manipulation and misstatements and omissions that form the basis for the plaintiffs' claims.[44] Plaintiffs are not seeking compensation for losses caused by general market declines, and the presence of other factors does not defeat plaintiffs' allegations of loss causation, but rather, presents issues more appropriately addressed later in the proceedings. *Miller*, 364 F.3d at 232 (defendants' conduct need not be sole cause of plaintiffs' loss).

Transaction causation is equally simple in these cases: if defendants had disclosed the market timing schemes at issue, these disclosures would have materially altered the mix of information available to fund investors.[45] Specifically, investors would have known that the NAV of the mutual fund did not represent the fair value of plaintiffs' investment in the funds, because investors would have known that market timing prevented plaintiffs from achieving the returns that they otherwise expected. As the Supreme Court observed in *Basic*, 485 U.S. at 247, "[w]ho would roll the dice in a crooked crap game?" To quote the court in *Cromer*:

> In sum, as was true in *Basic*, it is "hard to imagine" that any investor in the Fund did not rely on the integrity of the NAV calculations.

205 F.R.D. at 131.

Having engineered and profited by the scheme and working with the Broker Defendants and Fund Defendants, the Trader Defendants also argue that proximate causation cannot be

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[44] Although there is no need to plead loss causation with specificity, defendants argue that the Janus and Alliance complaints exemplify that the plaintiffs' allegation of loss causation are conclusive. But defendants apparently ignore Janus ¶¶85-87, 92-94 and 128-39, and Alliance ¶¶84-94 and 104-13, where loss causation is pled with even more specificity than necessary.

[45] *See, e.g.*, Franklin Templeton, *inter alia*, ¶¶100-19, 278, and 290-91; Janus, *inter alia*, ¶¶123-27, 208, 213-14, and 223-24; Bank of America/Nations Funds, *inter alia*, ¶¶43, 102-03, 117, 166, 176 and 181-83. The other Complaints contain similar allegations of transaction causation.

alleged against them because the action of the Fund Defendants in allowing the scheme (developed and engaged in by the Trader Defendants) was an intervening cause. First, absent timing by the Trader Defendants there would be no scheme. Further, the allegations of the Complaints make clear that the Trader, Broker and Fund Defendants acted jointly.[46] As the Trader Defendants are forced to concede at page 42 of their brief, where proximate cause has been adequately alleged, as it has been here, causation cannot be decided on a motion to dismiss.

B. Securities Act: The Complaints Sufficiently <u>Allege Claims Under the Securities Act Against The Fund Defendants</u>

Section 11 of the Securities Act of 1933 "impos[es] a stringent standard of liability on the parties who play a direct role in a registered offering." *Huddleston*, 459 U.S. at 381-82 (1983) (footnote omitted). To plead a *prima facie* case of liability under this section, a plaintiff need only plead that he purchased a security issued pursuant to a registration statement or prospectus containing a material misstatement or omission. *Id.*, at 382; *NationsMart*, 130 F.3d at 318. Unlike plaintiffs' Exchange Act claims, § 11 does ***not*** require plaintiffs to plead scienter or reliance. *Huddleston*, 459 U.S. at 381-82.

Section 12(a)(2) has a slightly different standard, but also does not require plaintiffs to plead scienter or reliance. *Royal Ahold*, 351 F. Supp. 2d at 401 ("Section 12(a)(2) also has been regarded as imposing a negligence standard"). To establish liability under § 12(a)(2), plaintiffs must plead only (1) that the defendant offered or sold a security; (2) by the use of any means of communication in interstate commerce; (3) through a prospectus; (4) by making a false statement

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[46] The Trader Defendants' reliance upon *In re Merrill Lynch & Co. Research Reports Sec. Litig.*, 289 F. Supp. 2d 416, 422 (S.D.N.Y. 2003) is misplaced. In *Merrill Lynch* the plaintiffs had pled no reason for their losses other than the collapse of the market for internet companies and no independent basis for liability by the defendant. 289 F. Supp. 2d at 422. That is not the case here. The Complaints contain extensive allegations of the wrongful acts of each of the defendant groups and the causal connections to the plaintiffs' transactions and losses.

or omission of material fact; (5) the untruth of which was known by defendant but not known by plaintiff; and (6) that caused plaintiff's damages. *Gasner*, 103 F.3d at 356; *Royal Ahold*, 351 F. Supp. 2d at 406.

1. Plaintiffs Have Properly Identified The Misleading Prospectuses

Defendants contend that plaintiffs must identify when they purchased their shares in each fund and pursuant to which prospectus to establish elements such as standing and to give the defendants "adequate notice" of the claims against them. (Fund Omn. at 13-14). First, defendants demand extensive pleading of material as to which there is no mystery – defendants know (from, *e.g.*, lead plaintiff certifications) which funds plaintiffs purchased at which times, and from that determining which prospectus any purchase was pursuant to is ministerial. Moreover, as discussed more fully below in the section on standing, while different registration statements/prospectuses were issued with respect to the various funds in each fund family (although often such registration statements/prospectuses governed multiple funds), the materially false and misleading omissions concerning the wrongful conduct in each registration statement/prospectus are virtually, if not actually, identical. Indeed, none of the prospectuses in this case disclosed that the Funds were allowing select investors to market time, even at the same time they were preventing long-term shareholders from doing so. And, as far as prospectus language, the SEC and state regulators have repeatedly found that "there were only minor changes to this [registration statement/prospectus] language" during the relevant periods.[47]

[47] SEC Order Instituting Administrative and Cease-and-Desist Proceedings, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order, in *In re PA Fund Mgmt. LLC f/k/a PIMCO Advisors Fund Mgmt. LLC, et al.*, Admin. Proc. Release No. 34-50384 (Sept. 15, 2004) ¶33.

2. Plaintiffs Have Properly Alleged The Materiality Of The Challenged Disclosures And Omissions

Defendants attack the Complaints for failing to allege "*why* the market timing policies were material to their investment decision." Fund Omn. at 15 (emphasis in original). Defendants are effectively demanding allegations of *subjective* reliance, which are not required under §§ 11 and 12(a)(2). *Huddleston*, 459 U.S. at 382; *Rombach v. Chang*, 355 F.3d 164, 169 n.4 (2d Cir. 2004). The materiality question, by contrast, is an *objective*, fact-based question that does not look to the state of mind of individual plaintiffs, but rather to whether the alleged omission or misrepresentation is important to a typical investor. *TSC Indus. v. Northway, Inc.*, 426 U.S. 438, 450 (1976); *see also Klein v. Gen. Nutrition Co.*, 186 F.3d 338, 342 (3d Cir. 1999). Plaintiffs' claims cannot be dismissed on materiality grounds unless "reasonable minds cannot differ on the question of materiality." *TSC Indus.*, 426 U.S. at 450 (quoting *Johns Hopkins Univ. v. Hutton*, 422 F. 2d 1124, 1129 (4th Cir. 1970)); *In re Control Data Corp. Sec. Litig.*, 933 F.2d 616, 621 (8th Cir. 1991) ("The trier of fact is uniquely competent to determine materiality, as that inquiry requires 'delicate assessments of inferences a [reasonable investor] would draw from a given set of facts.'").

Contrary to defendants' contentions, the Complaints set forth why "the challenged misrepresentations and omissions were material." Fund Omn. at 14. For example, the Alliance Complaint alleges:

> The Prospectuses. . . failed to disclose and misrepresented, *inter alia*, the following material facts:
>
> (a) that, contrary to the representation that it was defendants' policy and practice to monitor and take steps to prevent timed trading because of its adverse effect on fund investors, in fact, such timed trading was taking place and the policy was only enforced selectively;

(b) that defendants regularly allowed, and had entered into agreements which allowed, certain investors to engage in trades that were disruptive to the efficient management of the AllianceBernstein Funds and/or increased the AllianceBernstein Funds' costs and thereby reduced the AllianceBernstein Funds' actual performance; and

(c) that pursuant to these unlawful agreements, defendants benefited financially at the expense of the AllianceBernstein Fund investors.

See Alliance ¶217.

Defendants ask the Court to resolve conclusively in their favor the issue of whether their misstatements were materially misleading in light of other statements that were made. This sort of weighing of the evidence in order to resolve the materiality issue is inappropriate on a motion to dismiss. Moreover, under the accepted standards of a motion to dismiss, plaintiffs' allegations support that the misstatements were material in nature. The Complaints allege that material facts were omitted from the Prospectuses: namely, that the mutual fund family's closed circle of investment advisors, administrators, and distributors permitted the Trader Defendants to engage in market timing and thereby siphon money directly from long-term investors' pockets. The Prospectuses also omitted the material fact that in many cases the Fund Defendants paid the Broker Defendants to help find the Trader Defendants to do the siphoning, all so the Fund Defendants could make more money. The Complaints further allege that the Prospectuses contained statements that the mutual funds were designed for long-term investors and that the Fund Defendants policed against market timing because they knew that market timing hurt long-term investors. These facts alleged in the Complaints are, on their face, material. *TSC Indus.*, 426 U.S. at 450.

3. Plaintiffs Have Properly Alleged Harm Under §§ 11 and 12(a)(2)

Plaintiffs have properly alleged damages in the form of diminution in value caused by defendants' material omissions and materially false and misleading statements in the prospectuses. *See, e.g.*, Scudder ¶164 ("As a direct and proximate result of defendants' misconduct and material misstatements and omissions contained in the Prospectuses, plaintiff and the Class suffered substantial damages. The value of Scudder funds shares decreased substantially subsequent to and due to defendants' violations"). Defendants' reliance on summary judgment decisions that are subject to a different standard,[48] and to a single, inapposite, motion to dismiss decision is unavailing. For example, defendants rely upon *Metz v. United Counties Bancorp*, 61 F. Supp. 2d 364, 377 (D.N.J. 1999), in which the § 11 claim was admittedly "devoid of any allegations" regarding diminution in the value of the securities in question; the plaintiffs in that case merely alleged that they had "sustained injuries." *Id.* at 377-78.[49] In *PPM*, the § 12(a)(2) claim was decided on summary judgment after evidence had been introduced that the plaintiffs sold their stock for a profit. 853 F. Supp. at 876. The current cases have not reached that stage.

4. Plaintiffs Have Stated § 12(a) Claims Against The Trustee/Director Defendants And The Registrant/Issuer Defendants

Both the Trustee/Director Defendants and the Fund Defendants are properly liable as statutory sellers under § 12(a)(2). A seller under § 12(a)(2) is defined as either: (i) one who

[48] *See* Fund Omn. at 12 (citing *PPM*, 853 F. Supp. 860; *Grossman v. Waste Mgmt., Inc.*, 589 F. Supp. 395 (N.D. Ill. 1984)).

[49] In contrast, the Complaints here are much more specific in their allegations of harm. *See, e.g.*, Pilgrim Baxter ¶165 ("As a direct and proximate result of defendants' misconduct . . . Lead Plaintiff and the Class suffered substantial damages. The true value of PBHG shares was lower than the NAV price that Lead Plaintiff and other Class members paid . . . .").

passes title of the securities to the buyer or, (ii) one who successfully solicits the purchase, motivated at least in part by a desire to serve his own financial interests or those of the securities owner. *Pinter v. Dahl*, 486 U.S. 622, 647 (1988). This question is fact-intensive in nature and generally is not properly considered on a motion to dismiss. *See In re Paracelsus Corp.*, 6 F. Supp. 2d 626, 632 (S.D. Tex. 1998) (statutory seller status is fact-intensive and "should be considered in an evidentiary context rather than on a bare pleading"); *In re Stratosphere Corp. Sec. Litig.*, 1 F. Supp. 2d 1096, 1120 (D. Nev. 1998) (whether a defendant qualifies as a statutory seller is a "question of fact, not properly decided on a motion to dismiss").

Ignoring this standard, defendants contend the Registrant/Issuer Defendants are not liable as sellers because a "seller's seller" in a firm commitment underwriting is not a seller under the first *Pinter* prong. But mutual funds are not sold in a firm commitment underwriting. In a firm commitment underwriting, the underwriter agrees to buy ***all*** the shares to be issued and remain financially responsible for any securities not purchased. *Black's Law Dictionary* (7th ed. 1999) at 1528. The securities that cannot be sold to the public are owned by the underwriter and the issuer is paid by the underwriter for those securities as well as the others. *Id.*

Mutual funds are not sold this way. Instead, mutual fund underwriters or "distributors" continuously offer and issue shares to the public, and the funds are required by law to redeem shares on demand. *In re TCW/DW N. Am. Gov't Income Trust Sec. Litig.*, 941 F. Supp. 326, 329 (S.D.N.Y. 1996); 15 U.S.C. § 80a-22(e). These features – continuous and unlimited distribution and compulsory redemption – are, as the Supreme Court recognized, "unique characteristic(s) of mutual funds." *United States v. Cartwright*, 411 U.S. 546, 547 (1973). In the incestuous mutual fund family relationship, the Distributor does not assume inventory risk and purchase ***all*** of these continuously offered securities directly from the Registrant/Issuer for sale to the public at a

specific price, for the number of shares is potentially infinite and the price has not been set until the buyer places the order for shares on a given day. Instead, as alleged in the Complaints, the Issuer sells the shares and pays fees to various parties, including the Distributor, for (i) marketing; (ii) administrative services; (iii) compensation to underwriters; and, most importantly, (iv) compensation for sales. *See, e.g.*, Federated ¶¶20, 82. The mere fact that the Issuer contracts out some distribution services does not obviate it of responsibility as a seller. Because the Distributor is acting only as agent for the Registrant/Issuer, under *Pinter*, the Registrant/Issuer still passes title to the purchaser, and therefore is liable for violations of § 12(a)(2). *See Pinter*, 486 U.S. at 647; 15 U.S.C. § 77l(a)(2).[50]

In addition, both the Trustee/Director Defendants and the Registrant/Issuer Defendants are sellers under the second *Pinter* prong. The Prospectuses themselves are solicitation documents. *Gustafson v. Alloyd Co.*, 513 U.S. 561, 574 (1995) (under § 12(2), "the term prospectus refers to a document soliciting the public to acquire securities"); *Picard Chem. Profit Sharing Plan v. Perrigo Co.*, 940 F. Supp. 1101, 1133 (W.D. Mich. 1996). The Complaints allege that the Registrant/Issuer Defendants issued the Prospectuses and that the Trustee/Director Defendants signed these solicitation documents. As numerous courts have held, these allegations are sufficient at the pleading stage to state a claim under § 12(a)(2).[51]

[50] The ICA defines "Principal underwriter" of an open-end company as "any underwriter who as principal purchases from such company, or pursuant to contract has the right (whether absolute or conditional) from time to time to purchase from such company, any such security for distribution, ***or who as agent for such company sells or has the right to sell any such security to a dealer or to the public or both***, but does not include a dealer who purchases from such company through a principal underwriter acting as agent for such company." 15 U.S.C. § 80a-2(a)(29) (emphasis added). At the pleading stage, Plaintiffs are entitled to an inference that the Distributors were acting as agents for the Issuers, not as a separate principal.

[51] *See, e.g., Picard*, 940 F. Supp. at 1133 (holding "defendants who actually signed the Registration Statements may be said to have solicited the public" to purchase stock); *Degulis v.*

5. Plaintiffs' Securities Act Claims Are Timely

Defendants' challenge to the timeliness of plaintiffs' §§ 11 and 12(a)(2) claims does no more than cite the applicable statutes of limitations and repose. Plaintiffs concede that any claims that fall outside of these applicable statutes are in fact time-barred. Contrary to the Fund Defendants' contention, however, claims against the Fund Defendants that were newly added in the Amended Complaints filed in September 2004 relate back to the filing date of the initial complaints under Rule 15(c)(3) of the Federal Rules of Civil Procedure.

Rule 15(c)(3) addresses relation back of amendments to add parties. *Wine v. EMSA Ltd. P'ship*, 167 F.R.D. 34, 36-37 (E.D. Pa. 1996). As explained in *Benn v. Seventh-Day Adventist Church*:

> Three elements must be satisfied to qualify for relation back under Rule 15(c) when a plaintiff seeks to add a new party. First, the claim must involve the same transaction or occurrence. Second, the new party must have notice of the action within the period provided by Rule 4(m) for service of the summons and complaint such that the party will not be prejudiced in maintaining a defense on the merits. Third, the new party must have known or should have known that, but for a mistake in identity, the action would have been brought against him.

304 F. Supp. 2d 716, 725 (D. Md. 2004) (Motz, J.).

Here, the claims against the new Fund Defendants satisfy the three-part standard described in *Benn*. First, the core claims remain the same against the new Fund Defendants as the initial defendants. Second, the newly-added defendants are not prejudiced by their addition to the cases since these defendants knew that they were likely to be named as defendants and

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LXR Biotechnology, Inc., 928 F. Supp. 1301 (S.D.N.Y. 1996) (sustaining § 12(a)(2) claims because signing a registration statement is, at the pleading stage, "a sufficient allegation" that defendants solicited purchases and therefore were statutory sellers) (citing *Capri v. Murphy*, 856 F.2d 473, 478 (2d Cir. 1988) (holding defendants who prepared and circulated prospectuses to plaintiffs were properly defined as sellers)); *In re Prison Realty Sec. Litig.*, 117 F. Supp. 2d 681, 691 (M.D. Tenn. 2000) (complaint sufficiently alleged solicitation under § 12(a)(2) by alleging that defendants jointly prepared and/or signed prospectus).

discovery has not even begun. The newly-named § 11 and § 12(a)(2) Fund Defendants are either Registrant/Issuers of the mutual funds sued in the initial complaint, their underwriters or individuals who signed the registration statements. These defendants can be presumed to have received notice either directly from the mutual funds themselves or, at minimum, by the widespread publicity concerning this mutual fund scandal. *W. Contracting Corp. v. Bechtel Corp.*, 885 F.2d 1196, 1201 (4th Cir. 1989) ("Notice may be presumed when the nature of the claim is apparent in the initial pleading and the added defendant has either a sufficient identity of interest with the original defendant or received formal or informal notice of the claim"); *see also Phillips v. United Fixtures Co.*, 168 F.R.D. 183, 186-87 (W.D. Va. 1996) ("'Informal' notice to the new party of the commencement of the action is sufficient") (citation omitted). Finally, the newly added Fund Defendants are all additional entities within the named mutual fund family, or the parent corporations of the fund family, or officers and directors of the mutual fund entities.

C. Control Person Claims: The Complaints Sufficiently Allege Control Person Claims

Plaintiffs' Complaints state claims for control person liability under § 20(a) of the Exchange Act and § 15 of the Securities Act. *See* 15 U.S.C. §§ 77o, 78t(a). A control person is a person who, "directly or indirectly, controls any person" who is liable under the Exchange Act or Securities Act. 15 U.S.C. § 78t(a); *see also* 15 U.S.C. § 77o.[52]

Control person liability is sufficiently pleaded where the complaint alleges: (i) "the facts of control"; and (ii) "the underlying violation by the controlled person." *Royal Ahold*, 351 F. Supp. 2d at 408; *Strougo ex rel. Brazil Fund v. Scudder, Stevens & Clark, Inc.*, 964 F. Supp. 783, 806 (S.D.N.Y. 1997) (finding Exchange Act and ICA control person claims properly pled by

[52] The ICA control person claim is addressed in Section III.D.2.d., *infra*.

applying single test). *See also Adams v. Kinder-Morgan, Inc.*, 340 F.3d 1083, 1108-09 (10th Cir. 2003) (holding that CEO has "ultimate management authority of the corporation on a daily basis" and because the claims related "specifically to official reports of the company's financial performance," the mere allegation that individual defendant was the CFO was sufficient to plead his control person status). The Complaint more than satisfy these requirements.[53]

There is no heightened pleading standard for "control person" status, rather Rule 8's notice pleading standard applies. *See IPO,* 241 F. Supp. 2d at 396-97 ("Section 20(a) must therefore be pleaded only in accordance with Rule 8(a)."); *see also Royal Ahold,* 351 F. Supp. 2d at 408; *IPO,* 241 F. Supp. 2d at 354, 396; *In re WorldCom, Inc. Sec. Litig.,* 294 F. Supp. 2d 392, 415 (S.D.N.Y. 2003).[54] Whether an individual defendant is a control person is an intensely factual question that should normally be reserved for the finder of fact. *See, e.g., Cabletron,* 311 F.3d at 41; *Howard v. Everex Sys.*, 228 F.3d 1057, 1065 (9th Cir. 2000); *MicroStrategy*, 115 F. Supp. 2d at 661. Indeed, many courts have upheld complaints where plaintiffs made only rudimentary allegations of control. For example, in *Royal Ahold,* the complaint alleged that the

[53] *See, e.g.,* Alliance ¶¶237-40 (alleging Control Person Defendants were "controlling persons," that each "had the power to influence and control and did influence and control, directly or indirectly, the decision making and actions of the Funds, including the content and dissemination of the various statements which plaintiffs contend are false and misleading," that each "had direct and supervisory involvement," and alleging predicate violations of the Exchange Act); Allianz Dresdner ¶¶288-90 (alleging § 15 Control Person Defendants were "control person," that they "directly and indirectly, had the power and authority, and exercised the same, to cause the Section 11 Defendants, and the Section 12(a)(2) Offeror/Seller Defendants, to engage in the wrongful conduct complained of herein," and "issued, caused to be issued, and participated in the issuance of materially misleading statements in the Registration Statements").

[54] Plaintiffs are not required to allege "culpable participation" beyond the facts of control and the underlying violation by the controlled person. *Royal Ahold,* 351 F. Supp. 2d at 408; *see also In re MicroStrategy, Inc. Sec. Litig.*, 115 F. Supp. 2d 620, 659 (E.D. Va. 2000) (stating plaintiffs need not plead "culpable participation"). In any event, plaintiffs have alleged the "culpable participation" of many of the defendants alleged to be control persons.

individuals had "direct and supervisory involvement in the day-to-day operations" of the companies, and that they "influenced and controlled, directly or indirectly, the decision-making of [the companies], including the content and dissemination of the various statements and SEC filings that Lead Plaintiffs allege are false and misleading." 351 F. Supp. 2d at 409. Because the court found that these were "'facts from which it can reasonably be inferred the defendant[s] were control person[s],'" the court found control person liability properly pled. *Id.* (quoting *MicroStrategy,* 115 F. Supp. 2d at 661) (alteration in *Royal Ahold*).

D. Investment Company Act: The Complaints Sufficiently Allege Claims <u>Under The Investment Company Act</u>

To plead ICA claims, plaintiffs must set forth only "a short and plain statement of the claim showing that the pleader is entitled to relief." Fed. R. Civ. P. 8(a)(2), *Migdal v. Rowe-Price Fleming Int'l,* 248 F.3d 321, 325-26 (4th Cir. 2001); *see also Pfeiffer v. Bjurman, Barry & Assocs.*, 2004 WL 1903075, at *3 (S.D.N.Y Aug. 26, 2004) (citing *Swierkiewicz v. Sorema N.A.*, 534 U.S. 506, 512 (2002)); *IPO,* 241 F. Supp. 2d at 295 (the general requirements for pleading are found in Rule 8 unless a specific statute sets forth a different pleading standard). Plaintiffs need only provide a "factual basis for believing that a legal violation has actually occurred." *Migdal,* 248 F.3d at 328. "It is unnecessary for the plaintiff to set forth evidentiary details to support this allegation," or to plead evidentiary support for each element of the claim which must be established at trial. *Pfeiffer,* 2004 WL 1903075, at *4.[55]

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[55] *Pfeiffer* further explains that the standard enunciated in *Gartenberg v. Merrill Lynch Asset Mgmt., Inc.,* 694 F.2d 923 (2d Cir. 1982), and advocated by Fund Defendants applies -- if at all -- only at trial, and not at the motion to dismiss stage. *See also, Millenco L.P. v. meVC Advisors, Inc.,* 2002 WL 31051604, at *3 (D. Del. Aug. 21, 2002) (rejecting defendants' contention that the *Gartenberg* factors should apply at the motion to dismiss stage).

1. Plaintiffs Have Stated A Claim Under § 36(b) Of The Investment Company Act

Section 36(b) imposes a fiduciary duty on investment advisers and others "with respect to the receipt of compensation for services" and creates an express private right of action "for breach of fiduciary duty in respect of such compensation." *Migdal,* 248 F.3d at 326; *see also Meyer v. Oppenheimer Mgmt. Corp.*, 895 F.2d 861, 866 (2d Cir. 1990).[56] In the Fourth Circuit, a § 36(b) claim requires allegations that "the compensation or payment received by the investment adviser was disproportionate to the services rendered." *Migdal*, 248 F.3d at 329 (quotes omitted). Unlike in *Midgal*, where the plaintiff's allegations "[did] not remotely touch on the issue of what, if any, relation exists between the disputed fees on the one hand, and the services provided in consideration for their payment, on the other hand," the allegations made by plaintiffs here in support of their § 36(b) claim fall squarely within the ambit of the statute and are not of the type that have been dismissed by other courts. *Id.*, at 325.[57]

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[56] Section 36(b) provides, in pertinent part:

> [T]he investment adviser of a registered investment company shall be deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by such registered investment company, or by the security holders thereof, to such investment adviser or any affiliated person of such investment adviser. An action may be brought under this subsection by the Commission, or by a security holder of such registered investment company on behalf of such company, against such investment adviser, or any affiliated person of such investment adviser, or any other person enumerated in [Section 36(a)] who has a fiduciary duty concerning such compensation or payments, for breach of fiduciary duty in respect of such compensation or payments paid by such registered investment company or by the security holders thereof to such investment adviser or person.

15 U.S.C. § 80a-35(b).

[57] Because the § 36(b) claim is direct, rather than derivative, plaintiffs need not plead that a demand was made and refused or, in the alternative, plead demand futility. *See, Fox v. Reich & Tang, Inc.*, 692 F.2d 250, 262 (2d Cir. 1982), *aff'd sub nom, Daily Income Fund, Inc. v. Fox,* 464 U.S. 523 (1984); *Kamen v. Kemper Fin. Serv.,* 500 U.S. 90, 108 (1991) ("[Section] 36(b) of the

Here, the Fund Defendants were paid advisory fees by plaintiffs who had a legitimate expectation that the fees they were paying were being used to perform advisory functions in plaintiffs' best interest. Yet, all the while, the Fund Defendants allowed the Trader Defendants to siphon off profits, harming plaintiffs with no corresponding benefit or reduction in fees because of the decreased performance. This is not a case, like *Migdal*, in which plaintiffs claimed that merely because the fund underperformed, the investment advisors' pay was excessive. 248 F.3d at 327.[58] Likewise, the course of conduct alleged in the Complaints does not resemble cases where "mismanagement" has been alleged due to, for instance, an advisor's discretionary selection of assets in which to invest fund assets.[59]

Further, the Complaints allege that the Funds' advisory contracts did not provide for a fixed dollar amount to be paid to the Fund advisors. Instead, the advisory contracts mandate that the Fund advisors are paid a percentage of assets under management. Because, as alleged in the Complaints, the market timing and late trading activities *increased* the amount of assets under

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ICA expressly provides that an individual shareholder may bring an action on behalf of the investment company for breach of the investment adviser's fiduciary duty ... [and such action] "is ***direct rather than derivative*** and can therefore be maintained without any precomplaint demand on the directors.") (emphasis added).

[58] *Benak ex rel. Alliance Premiere Growth Fund v. Alliance Capital Mgmt. L.P.*, 2004 WL 1459249 (D.N.J. Feb. 9, 2004) is similarly distinguishable as plaintiffs there, unlike here, simply challenged defendants' investment decisions. The Fund Defendants also rely on *Green v. Fund Asset Mgmt., L.P.*, 147 F. Supp. 2d 318 (D.N.J. 2001) ("*Green I*"). In *Green I*, plaintiffs' claims were essentially based upon a breach of fiduciary duty resulting from an alleged conflict of interest in the way the fund was managed. *Id.* at 326. While the Fund Defendants cite *Green I* for the proposition that claims of mismanagement are not cognizable under § 36(b), Plaintiffs' here are not alleging mere mismanagement.

[59] Indeed, the instant Complaints bear no resemblance to the sort of one-count complaint dismissed by Judge Davis in *Migdal*, representative of cases "in which a class of mutual fund investors seeks to exercise a measure of control over the setting of fees paid by such funds (and charged to their investors) for investment advisory services, and the resistance of the investment advisory industry to those efforts." *Midgal v. Rowe Price-Fleming Int'l, Inc.*, 2000 WL 350400, at *1 (D. Md. March 20, 2000), *aff'd*, 248 F.3d 321 (4th Cir. 2001).

management and thereby increased the collection of advisory fees by the Fund advisors, such activity directly relates to the compensation paid to the Fund advisors.

The Fund Defendants' understanding of § 36(b), Fund Omn. at 37-39, is so restrictive as to disable plaintiffs from ever alleging ***any*** set of facts entitling them to relief (or even sufficient to survive a motion to dismiss). Inasmuch as Congress specifically amended the ICA to create a private right of action in § 36(b) - when implied rights were already recognized – such a reading of the statute is incorrect. *See Langner v. Brown*, 913 F. Supp. 260, 267 (S.D.N.Y. 1996) ("The history and whole pattern of the Investment Company Act convince us that Congress by this statute intended to deter mismanagement of investment companies for the protection of investment company security holders.") (citing *Herpich v. Wallace*, 430 F.2d 792, 815-16 (5th Cir. 1970)).

a. Section 36(b) Encompasses <u>Market Timing And Late-Trading Claims</u>

Although this Court may be the first to decide the application of a § 36(b) claim to the unprecedented market timing and late trading scandal, the text of the statute and relevant authority contemplate such claims.

Section 36(b) provides a federal remedy for breaches of fiduciary duty by Fund advisors and their affiliates.[60] While there must be some relationship between the fees paid to the Fund Defendants and the wrongful conduct alleged in the Complaints, the focus of plaintiffs' allegations need not be entirely on fees. For example, the Second Circuit has "permitted challenges under section 36(b) for breaches of fiduciary duty as long as they *result in* or *pertain*

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60 A § 36(b) claim does not preempt simultaneous state law claims for breach of fiduciary duty. *Green v. Fund Asset Mgmt., L.P.*, 245 F.3d 214, 230 (3d Cir. 2001) (holding that state law claims for breach of fiduciary duty and deceit are not preempted by § 36(b) of the ICA).

to excessive fees." *Rohrbaugh v. Inv. Co. Inst.*, 2002 WL 31100821, at *9 (D.D.C. July 2, 2002) (emphasis added); *see also Galfand v. Chestnutt Corp.*, 545 F.2d 807, 811-12 (2d Cir. 1976) (permitting a § 36(b) claim against an investment adviser who withheld information regarding his proposed contract for management fees.

Other courts have observed that "[t]he plain language of § 36(b) does not specify that the breach of fiduciary duty must relate to excessive compensation." *Green v. Nuveen Advisory Corp.*, 186 F.R.D. 486, 491 (N.D. Ill. 1999) (*"Nuveen"*) (upholding claim that "compensation agreements create[d] a *conflict of interest* breaching a fiduciary duty in violation of § 36(b)"). Similarly, in *Green v. Fund Asset Mgmt., L.P.*, 19 F. Supp. 2d 227 (D.N.J. 1998) (*"Green II"*), the court upheld a claim where plaintiffs expressly conceded that "they [did] not allege that the advisory fees . . . *were excessive or disproportionate.*" 19 F. Supp. 2d at 234 (emphasis added).[61] *See also Green I*, 147 F. Supp. 2d at 322, 326 (upholding claims where no allegation that compensation was excessive).

The Fund Defendants further assert that plaintiffs' market timing and late trading claims are not legally cognizable because the advisory fees were not disproportionate to the services rendered. However, as alleged in the Complaints and described above, the Fund Defendants' "services" were grossly deficient in light of the payments they received. In any event, as the case law described above demonstrates, § 36(b) contemplates a far greater range of allegations than merely disproportionate fees. *See, e.g., Nuveen, supra; Green I, supra.*[62] In contrast, far

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[61] The court noted, however, that "when the fees are excessive or disproportionate to the services rendered, this clearly gives rise to a claim for breach of fiduciary duty under Section 36(b)." *Green II*, 19 F. Supp. 2d at 235 n.11.

[62] The cases on which the Fund Defendants rely are distinguishable. In *Krantz v. Prudential Inv. Fund Mgmt., LLC*, 305 F.3d 140, 142 (3rd Cir. 2002), the Third Circuit affirmed dismissal of plaintiffs' complaint because the "only facts pleaded were that directors served on

from speculation or "barc" allegations, the instant Complaints allege, in greater detail than is even required, misconduct that has become a matter of intense scrutiny within the investment community, and contains extensive detail on illicit conduct and why the compensation received by the Fund Defendants was improper.

b. The Funds' Directors And Trustees Are Proper Defendants In Plaintiffs' § 36(b) Claims

Section 36(b) claims may be brought against any "person enumerated in [§ 36(a)]." 15 U.S.C. § 80a-35(b). Section 36(a)(1) specifically lists "officer[s], director[s] [and] member[s] of any advisory board, investment adviser or depositor" as proper defendants.[63] Here, the Fund Trustees and Directors filled the role of "director" of the Funds' investment advisors and thus are proper defendants. Indeed, the Second Circuit has held that directors and officers can be sued directly by shareholders for breach of fiduciary duty under § 36(b). *See Strougo v. Bassini,* 282 F.3d 162, 173 (2d Cir. 2002).

Likewise, the Fund Defendants mistakenly seek to shield the Fund Directors from § 36(b) liability, citing § 36(b)(3), which provides that no § 36(b) claim may be brought against "any person other than the recipient of such compensation or payments." Fund Omn. at 38. To plead

multiple boards and were well-compensated." Similarly, in *Migdal,* plaintiffs "alleged nothing to suggest that the investment advisers' fees [were] excessive." 248 F.3d at 328. Likewise, in *Yampolsky v. Morgan Stanley Inv. Advisers, Inc.*, 2004 WL 1065533, *2 (S.D.N.Y. May 12, 2004), the court dismissed the complaint because it relied solely on "speculation, inference and generalized observations" and failed to contain any allegations indicating how or why the fees were unreasonable. In the other cases cited by the Fund Defendants (Fund Deriv. Omn. at 8-9), the plaintiffs' allegations either grossly lacked detail or alleged a § 36(b) violation based upon a failure to negotiate lower fees for investors - neither scenario applies to the Complaints. *See Levy v. Alliance Capital Mgmt., L.P.*, 1998 WL 744005 (S.D.N.Y. Oct. 26, 1998) (conclusory allegations); *Olesh v. Dreyfus Corp.*, 1995 WL 500491 at *17-18 (E.D.N.Y. August 8, 1995) (failure to negotiate reduced fees not a breach of fiduciary duty); *Wexler v. Equitable Capital Mgmt. Corp.*, 1994 WL 48807 (S.D.N.Y. Feb. 17, 1994) (same).

[63] The term "director" under the ICA specifically includes trustees. *See* 15 U.S.C. § 80a-2(a)(12).

in conformity with § 36(b)(3), a plaintiff must allege merely that "[a]ll of the defendants have ***directly or indirectly*** received from [defendants'] compensation or payments of a material nature." *Halligan v. Standard & Poor's/Intercapital, Inc.*, 434 F. Supp. 1082, 1084 (E.D.N.Y. 1977) (emphasis added). The court in *Halligan* stated that such allegations were:

> sufficient to bring plaintiff's claim within the requirement of § 36(b)(3) that the action be against "the recipient of . . . compensation or payments [for investment advisory services]."

Id. Here, plaintiffs have alleged that the Fund Trustees and Officers have received compensation coming from the advisory fees paid to each fund family's investment advisor. *See, e.g.*, Invesco ¶¶153-55; Janus ¶¶120-21. Plaintiffs' allegations against the Funds' Directors and Trustees for primary liability under § 36(b) are sufficient.[64]

2. Private Rights Of Action Exist Under §§ 34(b), 36(a) And 48(a) Of The Investment Company Act

Implied rights of action under the ICA fill a long, important, and established purpose to fulfill Congress' intent to protect mutual fund investors. Indeed, for over 40 years courts have recognized -- and continue to recognize -- private rights of action under the ICA.[65] Consistent with the terms of the ICA, its Congressional record, and the Supreme Court's guidance, courts

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[64] Claims against Investment Company or Registrant defendants (*i.e.*, the entities that hold the fund assets) under § 36(b) were asserted in error.

[65] *See, e.g., Brown v. Bullock*, 294 F.2d 415 (2d Cir. 1961) (affirming finding of a private right of action under § 36); *Taussig v. Wellington Fund, Inc.*, 313 F.2d 472, 476 (3d Cir. 1963) (finding implied private right of action under the ICA); *Levitt v. Johnson*, 334 F.2d 815 (1st Cir. 1964) (same); *Esplin v. Hirschi*, 402 F.2d 94, 102 (10th Cir. 1968) (same); *Meyer v. Oppenheimer Mgmt. Corp.*, 764 F.2d 76, 88 (2d Cir. 1985); *Bancroft Convertible Fund, Inc. v. Zico Inv. Holdings, Inc.*, 825 F.2d 731, 735 (3d Cir. 1987); *Strougo*, 282 F.3d 162; *McLachlan v. Simon*, 31 F. Supp. 2d 731, 737 (N.D. Cal. 1998); *Young v. Nationwide Life Ins. Co.*, 2 F. Supp. 2d 914 (S.D. Tex 1998).

continue to find implied private rights of action viable and important in effectuating the purposes of the ICA.

a. The Judicial Test For Determining The Existence Of Private Rights Of Action Under The ICA §§ 34(a), 36(a) And 48(a) Supports Such Rights

The starting point in the analysis of whether a private right of action exists for §§ 34(b), 36(a) and 48(a) is Congress' intent. "The central inquiry" in determining when a private right of action exists under a statute is "whether Congress intended to create, either expressly or by implication, a private cause of action." *Touche Ross & Co. v. Redington*, 442 U.S. 560, 575 (1979).

Although the Supreme Court has never directly addressed implied private rights under the ICA, the Supreme Court specifically held that the ICA's companion legislation, the Investment Advisor's Act of 1940 ("IAA"), supports implied private rights of action. *Transamerica Mortgage Advisors, Inc. v. Lewis*, 444 U.S. 11, 18 (1979).[66] In finding a private right of action available under the IAA, the Supreme Court looked to the jurisdiction of courts authorized to enforce the IAA, the remedial purposes of the IAA and the classes of people the IAA sought to protect. *Transamerica*, 444 U.S. 11. The same reasoning applies to the ICA:

> *Transamerica* addressed the question of whether private right of action exists under the Investment Advisors Act of 1940, 15 U.S.C. §§ 80b-1 to 80b-18a, the sister legislation to the ICA. The Investment Advisors Act, like the ICA, provided that contracts made in violation of the Act would be void. Unlike the ICA, however, the Investment Advisors Act made no mention of court intervention as does Section 46(b) of the ICA, nor did the Investment Advisors Act provide for jurisdiction over suits at law, as the ICA does. Notwithstanding the more narrow terms of the Investment Advisors Act, the Supreme Court determined that a private right of action existed for rescission of the contract

[66] Fund Defendants concede that *Transamerica* is governing precedent, but mischievously characterize *Transamerica's* holding as "no implied private right of action for ***damages*** exists under Section 206 of the IAA." Fund Omn. at 32 (emphasis added).

> along with restitution. *Transamerica*, 444 U.S. at 24 & n.14. Based on the plain language of the ICA and the Supreme Court's decision in *Transamerica*, the Court finds that a private right of action does exist. . . .

Carr v. Equistar Offshore, Ltd., 1995 WL 562178, at *14-15 (S.D.N.Y. Sept. 21, 1995). Pursuant to the holding in *Transamerica*, the ICA not only affords implied private rights of action, but because of the ICA's broader grant of jurisdiction to courts, both equitable ***and*** legal remedies are available for implied rights under the ICA. *Blatt v. Merrill Lynch, Pierce, Fenner & Smith*, 916 F. Supp. 1343, 1349 (D.N.J. 1996) ("Under [ICA] sections 47 and 44, therefore, a plaintiff can seek relief, either rescission or damages, by showing a violation of some other section of the Investment Company Act. This reading of the [ICA] is in accord with the Supreme Court's decision in *Transamerica*.").[67]

Supreme Court precedent considering private rights of action subsequent to *Transamerica* further supports their implication under ICA §§ 34(b), 36(a) and 48(a). In determining whether to imply a private right of action, an important factor along with the language of the statute and its legislative history is whether the statute discusses "the individuals [to be] protected." *Alexander v. Sandoval*, 532 U.S. 275, 289 (2001). If so, then an implied right of action exists.[68] *Id.*; *see also Gonzaga Univ. v. Doe*, 536 U.S. 273, 284 (2002) (noting that an

[67] *Cf. Blue Chip Stamps*, 421 U.S. at 735 (noting that one justification for implying a private right under § 10(b) is § 29(b) of the Exchange Act, which provides that "a contract made in violation of any provision of the 1934 Act is voidable at the option of the deceived party.").

[68] Fund Defendants' contention that *Central Bank* somehow undid decades of jurisprudence specifically recognizing implied private right of action under the ICA (Fund Omn. at 32, n.20) has been flatly rejected. *See Young*, 2 F. Supp. 2d at 924-25 (*Central Bank* did not overrule governing authority regarding private rights of action under the ICA), *Blatt*, 916 F. Supp. 1343, 1350 n.5 ("[U]nlike the question presented in *Central Bank*, here the statutory text of the Investment Company Act supports the implied private right of action.").

implied right of action exists if the test of the statute is "phrased in terms of the persons benefited") (citation omitted).[69]

Here, the overarching theme of the ICA and the language of §§ 34(b) and 36(a) demonstrate that Congress intended for §§ 34(b) and 36(a) to be "for the protection of investors."[70] Section 36(a) states "the court may enjoin such persons from acting in any or all such capacities either permanently or temporarily *and award such injunctive or other relief* against such person as may be reasonable and appropriate in the circumstances, *having due regard to the protection of investors* and to the effectuation of the policies declared in section 1(b) of this title." 15 U.S.C. § 80a-35(a) (emphasis added). And § 1, the Congressional declaration of policy behind the ICA reads: "It is hereby declared that the policy and purposes of this title, in accordance with which the provisions of this title shall be interpreted, are to mitigate and, so far as is feasible, *to eliminate the conditions enumerated in this section which adversely affect the national public interest and the interest of investors.*" 15 U.S.C. § 80a-1 (emphasis added). As the instant suit is brought by mutual fund investors under statutory provisions of the ICA that protect investors, the Supreme Court's jurisprudence supports such rights. *See* following section, *Infra*, analyzing §§ 34(b) and 36 in greater detail.

Contrary to the Fund Defendants' assertions, *Sandoval* and other recent Supreme Court precedent support maintaining implied private rights under the ICA. In the Supreme Court's

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[69] Defendants cite *Gonzaga* for the proposition that there is no private right of action in the absence of clear and convincing congressional intent evidenced in text and structure of statute. Fund Omn. at 32. However, as discussed herein, Congress expressly intended for §§ 34(b) and 36(a) to be "for the protection of investors," implying a private right of action under both Sections and the Congressional record similarly reaffirms that Congress intended that courts imply private rights of action under the ICA, even after the enactment of § 36(b).

[70] As discussed, *infra*, § 48(a) also supports liability for violators of §§ 34(b) and 36 through their control of others.

recent decision, *Jackson v. Birmingham Bd. of Educ.*, the Court found an implied private right of action under Title IX for claims of retaliation, even though such a private cause of action was not apparent from the text of the statute. 2005 WL 701076, at *3 (U.S. Mar. 29, 2005). In so holding, the Court further clarified its opinion in *Sandoval*, by explaining that a private right of action to enforce a *statute* does not necessarily include a private right to enforce *regulations* promulgated thereunder, especially when the enabling statute explicitly forbids one type of activity (in *Sandoval*, intentional misconduct), and the private right claimed under the regulations is based upon a different theory absent from the text of the statute (in *Sandoval*, a "disparate impact" theory). *Id.*, at *7.

In light of *Jackson*, Fund Defendants' arguments with respect to *Sandoval* are further undermined. First, as explained herein, plaintiffs allege ICA *statutory* violations that support private rights of action under a *statute*, rather than ICA rules or regulations (for instance, Rule 22c-1). Second, the alleged conduct falls squarely within the conduct proscribed by the ICA, and the ICA counts in the Complaints do not rely upon novel theories of liability outside the scope of the ICA sections.

Fund Defendants largely base their argument that "recent precedent" excludes private rights of action under the ICA on *Olmsted v. Pruco Life Ins. Co.*, 283 F.3d 429 (2d Cir. 2002), and a few lower courts that have followed the same. Fund Omn. at 32-36. However, in *Olmsted*, the Second Circuit merely declined to recognize a private right of action for §§ 26(f) and 27(i) because "[t]he language of these sections only describes actions by insurance companies that are prohibited; it does not mention investors such as the plaintiffs." *Olmsted*, 283 F.3d at 433. *Olmstead* did not speak to the implied rights at issue here, but the Second Circuit's decision in

Strougo v. Bassini, 282 F.3d at 173, decided contemporaneously with *Olmstead*, did. *Strougo* correctly recognized direct, private causes of action under ICA §§ 36(a) and 48(a). *Id.*

b. The Complaints Allege An Implied Right Of Action Under ICA § 36(a)

Section 36(a) of the ICA affords a remedy when a person serving or acting as officer, director, member of any advisory board, investment adviser, depositor, or principal underwriter for a registered investment company, engages in any act or practice constituting a breach of fiduciary duty involving personal misconduct in respect of the registered investment company. 15 U.S.C. § 80a-35(a). Under the ICA, claims for breach of fiduciary duty unrelated to fees may be asserted under § 36(a).[71] *Midgal*, 2000 WL 350400, at *2 (D. Md. Mar. 20, 2000). Here, the Complaints sufficiently allege breaches of fiduciary duty by the Fund Defendants.

Although an implied private right of action has been widely recognized under § 36(a) – even after § 36(b) was created – defendants argue that Congress' strengthening of the ICA by creating an express right of action under § 36(b) undid other private rights. Fund Omn. at 35. However, "Congress did not intend [the 1970 amendment and addition of Section 36(b)] to abrogate the private action already recognized under the [ICA] for other types of breach of fiduciary duty." *Tannenbaum v. Zeller*, 552 F.2d 402, 417 (2d Cir. 1977) (citing *Fogel v. Chestnutt*, 533 F.2d 731 (2d Cir. 1975) *cert. denied*, 429 U.S. 824 (1976)).[72]

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[71] As explained by the court in *In re Nuveen Fund Litig.*, 1996 WL 328006, at *12 (N.D. Ill. June 11, 1996), "the [Senate Banking] Committee also noted that '[i]n appropriate cases, nonfeasance of duty or abdication of responsibility would constitute a breach of fiduciary duty involving personal misconduct.'" Should the Court determine that some of Plaintiffs' claims for breach of fiduciary duty fall outside § 36(b), § 36(a) captures those allegations and is therefore an important tool in the enforcement of the ICA.

[72] *See also Bancroft*, 825 F.2d at 735 ("Inclusion of such an express private remedy [under § 36(b)] has nothing to do with other sections of the Act, however, and in no way suggests a congressional intent to abolish established implied causes of action for their enforcement");

Indeed, Congress' amendments to ICA § 36 served to augment – not reduce – the rights of shareholders seeking to enforce under the ICA, and did not undo the important, long-standing service of implied private rights:

> The rationale for implying private rights of action under the securities laws beyond those actions expressly provided for had been well articulated by the Supreme Court when it observed that implied private rights of action allowing shareholders to sue to remedy their losses would significantly assist the congressional goal of promoting fair corporate suffrage. But in recent years, the Supreme Court turned its focus toward a strict construction of statutory language and expressed intent.
>
> ***The Committee wishes to make plain that it expects the courts to imply private rights of action under this legislation, where the plaintiff falls within the class of persons protected by the statutory provision in question.*** Such a right would be consistent with and further Congress' intent in enacting that provision, and where such actions would not improperly occupy an area traditionally the concern of state law. In appropriate instances, for example, ***breaches of fiduciary duty involving personal misconduct should be remedied under Section 36(a) of the Investment Company Act.***

H.R. Rep. No. 96-1341, at 28-29 (1980), *reprinted in* 1980 U.S.C.C.A.N. 4810-11 (footnotes omitted) (emphasis added); *see also In re ML-Lee Acquisition Fund II, L.P.*, 848 F. Supp. 527, 542 (D. Del. 1994) (finding an implied private right of action under § 36(a), relying on H.R. Rep. No. 96-1341).

Recently, the Second Circuit has reaffirmed the actionability of § 36(a) in *Strougo*, 282 F.3d 162, in which it held that mutual fund shareholders had standing to bring direct actions asserting private rights of action under §§ 36(a), 36(b) and 48 of the ICA. The Second Circuit emphasized that "the general policy statement of the ICA" regarding mutual funds includes the

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Krinsk v. Fund Asset Mgmt., Inc., 654 F. Supp. 1227, 1231-32 (S.D.N.Y. 1987) (nothing in the Congressional purpose in creating § 36(b) "purports to undo the private rights of action that courts had previously found to exist prior to 1970 or to limit the creation of future ones."); *Whitman v. Fuqua*, 549 F. Supp. 315, 321-23 (W.D. Pa. 1982) (creation of § 36(b) did not limit implied rights).

objectives of "protecting all classes of investment company security holders from the special interests of directors, officers . . . and preventing investment companies from failing to protect 'the preferences and privileges of the holders of their outstanding securities.'" *Id.* at 176 (citing ICA § 1(b)).

c. The Complaints Allege An Actionable Private Right Under ICA § 34(b)

Section 34(b), which echoes § 10(b) of the Exchange Act, makes "it unlawful for any person to make any untrue statement of a material fact" or material omission in "any registration statement . . . or other document filed or transmitted pursuant to this title or the keeping of which is required *pursuant to § 31(a)*."[73] (emphasis added). Section 31(a) expressly states that its requirements are intended "for the protection of investors." Additionally, § 8 of the ICA, which sets out the reporting requirements for the registration statement discussed in § 34(b), states that the purpose of a registration statement is "for the protection of investors." As discussed in § III.A.2, *supra*, the Complaints allege that the Funds' registration statement and other filings contained material misstatements and omissions.[74]

Section 34(b) proscribes the omission of facts "necessary in order to prevent the statements made therein, in the light of the circumstances under which they were made, from being materially misleading," and supports finding an implied private right of action. Given that the materiality analysis is governed by reference to a reasonable *investor's* view of the

[73] ICA § 34(b) does not require scienter or any other mental state. Courts that have considered the requisite mental state for such a violation have concluded that negligence suffices. *See, e.g., SEC v. Steadman*, 967 F.2d 636, 642 n.4 (D.C. Cir. 1992).

[74] That ICA claims overlap with other rights under the Securities Act or Exchange Act is not grounds for their dismissal as "concomitant claims under the various federal securities laws are permitted." *Blatt*, 916 F. Supp. at 1350 n.6.

significance of such omissions, it is apparent that the phrase "materially misleading" has meaning only in the context of protecting investors.[75]

Applying the same sort of thorough analysis, the court in *Nuveen*, 1996 WL 328006 (N.D. Ill. Jun. 11, 1996), supported a private cause of action under § 34(b). *Id.*, at *11. The court concluded that "[i]n light of the ICA's remedial purposes, the substantial line of precedent recognizing implied private rights action under the ICA . . . the legislative intent attendant to two subsequent amendments to the ICA," and the plain "language and structure of the statute," a private cause of action existed under § 34(b). *Id.*, at *4. Relying on the statutory text in this manner to interpret legislative intent as the court in *Nuveen* did – and plaintiffs do here – is consistent with the approach mandated by the Supreme Court and supports implication of a private right of action for § 34(b).

d. Section 48(a) Provides A Private Right Of Action For Control Person Liability Under The ICA

Plaintiffs' allegations of control by certain of the Fund Defendants over fund activities state a claim under § 48(a) of the ICA. Courts have consistently recognized an implied cause of action for control person liability for underlying ICA violations under ICA § 48(a). *See Strougo*, 282 F.3d at 166, 176-77 ("The complaint further alleges that certain defendants violated § 48 of the ICA because of their positions of authority and control at the Fund . . . . We hold that the plaintiff's alleged injuries associated with coercion support direct claims under . . . [§] 48 of the ICA."); *ML-Lee Acquisition Fund II*, 848 F. Supp. at 545 ("insofar as Plaintiffs allege that the transactions at issue in the Complaint were undertaken illegally between 'affiliated' entities and

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[75] *See, e.g., DeMaria v. Andersen*, 318 F.3d 170, 180 (2d Cir. 2003) (noting that a fact is material if there is "a substantial likelihood that the disclosure of the omitted [information] would have been viewed by the reasonable investor as having significantly altered the 'total mix' of information made available") (quoting *TSC*, 426 U.S. at 449).

that the alleged controlling Defendants caused those actions to be taken, the Court concludes those controlling Defendants can possibly be held accountable under section 48(a)").[76] Fund Defendants fail to proffer any support to the contrary.

The Fund Defendants contend instead that even if courts recognize an implied right of action, such claim cannot be based on a § 36(b) underlying violation. Fund Omn. at 41-42. This heavily circumscribed application of the statute is not only belied by existing case law, but it is factually inapposite here. First, Fund Defendants premise their argument on the flawed notion that a statute creating control person liability cannot expand the class of defendants that may be held liable for an underlying violation. Such a view of control person liability contradicts well-settled principles of control person liability.[77] Second, courts have, in fact, recognized a § 48(a) claim for primary liability under § 36(b). For instance, in *Strougo, supra*, the shareholder plaintiff brought claims under, *inter alia*, §§ 36(a) and 36(b) of the ICA against directors, officers, and the investment advisor of an investment fund in connection with a rights offering. *Strougo*, 282 F.3d at 166. The plaintiff in *Strougo* also alleged that certain defendants violated § 48 "because of their positions of authority and control at the Fund." *Id.* The Second Circuit permitted the plaintiff to proceed with his claims under §§ 36(a), 36(b), and 48 of the ICA. *Id.* at 176-77.

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[76] *See also Dowling v. Narragansett Capital Corp.*, 735 F. Supp. 1105, 1122-23 (D.R.I. 1990) (upholding claim under §§ 48(a)); *Jerozal v. Cash Reserve Mgmt., Inc.*, 1982 WL 1363, at *6 (S.D.N.Y. Aug. 10, 1982) (same).

[77] For example, although §§ 11 and 12(a)(2) claims under the Securities Act are limited in their application to a certain category of defendants, it is well settled that a § 15 claim for control person liability based on the same statutory violation is not so limited. *See, e.g., In re MusicMaker.com Sec. Litig.*, 2001 WL 34062431 (C.D. Cal. June 4, 2001). (directly addressing that although defendants were not among the statutory categories of possible defendants for a primary violation of §§ 11 or 12 of the Securities Act, they could be held liable as control persons under § 15): *see also, Jerozal*, 1982 WL 1363, at *6 (analogizing § 48(a) of the ICA to § 20(a) of the Exchange Act).

While the Fund Defendants attempt to challenge the propriety of a § 48(a) claim in connection with a primary violation under § 36(b), they are notably silent on the sustainability of a § 48(a) claim with respect to plaintiffs' other ICA claims. The Fund Defendants do not – nor could they – contend that their argument attempting to limit § 48(a) applies to §§ 34(b) and 36(a) underlying violations.

Ultimately, the Fund Defendants cannot escape what courts have held: that § 48(a) makes it unlawful to do indirectly, or through another person, that which one could not do directly under the ICA. *See Lessler v. Little*, 857 F.2d 866, 873 (1st Cir. 1988); *ML-Lee Acquisition Fund II*, 848 F. Supp. at 545 ("Section 48(a) proscribes any actions taken 'to cause' another to take actions that are unlawful under the Investment Company Act"). This is precisely what plaintiffs have alleged. *See, e.g.*, Janus ¶¶92-108, 123-39; MFS ¶¶6-9, 100-06, 201, 283; Pilgrim Baxter ¶¶6-9, 83-89, 223; Invesco ¶¶6-9, 90-93, 242; One Group ¶¶3, 70, 77-91; Strong ¶¶3, 89, 90-91, 98-106.

Finally, the Fund Defendants improperly – and without supporting authority[78] – appeal to the § 48(a)'s *title* – "Procurement" – rather than its text, to exclude the conduct alleged against them. Fund Omn. at 42. There is no legal basis for such an exclusive reading of the statute – as the Fund Defendants' inability to cite any relevant authority suggests.[79]

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[78] The Fund Defendants cite two SEC actions, both of which simply state that § 48(a) prohibits a person from doing any act through another person - or device - which would be unlawful for that person to do himself -- a position that is consistent with Plaintiffs' argument. *See SEC v. M. Wesley Groshans & Brokers Capital Mgmt., Inc.*, 1990 WL 322073, at *2 (E.D. PA Oct. 19, 1990); *In re Axe-Houghton*, SEC No-Action Letter, 1973 WL 11345, at *2 (Dec. 16, 1973).

[79] Defendants' bizarre assertion that Plaintiffs must plead in conformity with the *title* of § 48(a) ("Procurement"), rather than its substance, betrays both the text of § 48(a) and the liberal pleading standard for ICA claims. Indeed, the Fund Defendants' position undercuts their other arguments: were such a standard of statutory construction viable, then, at minimum, all of the

E. **Plaintiffs' State-Law Claims <u>Are Not Preempted By SLUSA</u>**[80]

Plaintiffs' state law claims are not preempted by SLUSA, 15 U.S.C. § 77(p)(b), which provides that "[n]o covered class action based upon the statutory or common law of any State or subdivision thereof may be maintained in any State or Federal court by any private party alleging (1) an untrue statement or omission of a material fact in connection with the purchase or sale of a covered security; or (2) that the defendant used or employed any manipulative or deceptive device or contrivance in connection with the purchase or sale of a covered security." 15 U.S.C. § 77(p)(b); 15 U.S.C. § 77bb(f)(1).

SLUSA preemption "is not unlimited," and where the claims asserted do not satisfy SLUSA's prerequisites, the court may not dismiss the claims.[81] As explained by the Second Circuit, "[t]he clear and unambiguous language convinces us that SLUSA was intended to completely preempt the field of *certain types* of securities class actions by essentially converting a state law claim into a federal claim . . . . SLUSA does not, however, preclude all state enforcement or private causes of action in securities fraud cases." *Spielman*, 332 F.3d at 123-24

Complaints' § 36 claims are plainly actionable irrespective of any arguments raised by the Fund Defendants, as the title of § 36 is "Breaches of Fiduciary Duty," and allegations of breaches of fiduciary duties by the Fund Defendants appear across the Complaints.

[80] The parties have agreed to defer briefing on all other state law issues at the present time. Fund Omn. at 42-43. The Trader Defendants, nonetheless, raise the claimed complexity of choice of law issues as one potential basis justifying dismissal of the state law claims. *See* Trader Omn. 51. At the appropriate time, Plaintiffs will demonstrate that choice of law issues may be resolved through relatively simple analysis which will not unduly complicate this case. At the present time, however, the Trader Defendants' choice of law argument is not ripe and should not be considered by the Court in evaluating the Motions to Dismiss.

[81] *Norman v. Salomon Smith Barney, Inc.*, 350 F. Supp. 2d 382, 386 (S.D.N.Y. 2004) (citing *Spielman v. Merrill Lynch, Pierce, Fenner & Smith, Inc.*, 332 F.3d 116, 123 (2d Cir. 2003)); *see also Bradfisch v. Templeton Funds, Inc.*, 319 F. Supp. 2d 897, 901 (S.D. Ill. 2004) (allowing state law breach of duty claims to proceed in market timing case).

(emphasis in original). SLUSA converts into federal claims only those state claims that fall within its "clear preemptive scope." *Id.* at 124. Indeed,

> "Congress was mindful to preserve the balance between establishing and maintaining 'national standards for securities class action lawsuits involving nationally traded securities' and 'preserving the appropriate enforcement powers of State securities regulators . . . . This balance was achieved by expressly confining SLUSA preemption and removal to lawsuits in which the plaintiff alleges a state law violation stemming from (for purposes of this suit) 'a misrepresentation or omission of a material fact in connection with the purchase or sale of a covered security . . . .'"

Spielman, 332 F.3d at 124 (citing 15 U.S.C. § 78bb(f)(1)(A)).

Defendants, as the parties asserting SLUSA preemption, bear the burden of establishing that all of SLUSA's requirements are met as to each of the state law claims in each of the Complaints. *See Green v. Ameritrade*, 279 F.3d 590, 599 (8th Cir. 2002); *Gutierrez v. Deloitte & Touche, L.L.P.*, 147 F. Supp. 2d 584, 587-88 (W.D. Tex. 2001).

1. Plaintiffs' State Law Claims Do Not Rely On Misrepresentations Or Fraud, And <u>Thus Fall Outside SLUSA's Ambit</u>

The Complaints allege state law claims for, *inter alia*, breach of fiduciary duty, aiding and abetting breach of fiduciary duty and unjust enrichment. These state law non-fraud claims are separate from the federal securities claims that are based on defendants' omissions and/or fraudulent scheme.

Because the specific state law claims alleged in the Complaints "are not securities fraud claims, nor claims that depend on establishing material misrepresentations or omissions in connection with the purchase or sale of securities," SLUSA does not apply. *Norman*, 350 F. Supp. 2d at 387 (state law claims of breach of contract and breach of fiduciary duty not preempted). Often termed the "necessary component test," a complaint is preempted by SLUSA only when it asserts (1) an explicit claim of fraud (e.g., common law fraud or fraudulent

inducement), or (2) other garden variety state law claims that "sound in fraud." But "***SLUSA does not preempt claims which do not have as a necessary component misrepresentation[s], untrue statements, or omissions of material facts made in connection with the purchase or sale of a security.***" *Xpedior Creditor Trust v. Credit Suisse First Boston (USA), Inc.*, 341 F. Supp. 2d 258, 266 (S.D.N.Y. 2004) (internal footnotes and citations omitted) (emphasis added); *see also McEachern v. Equitable Life Assurance Soc'y*, 2001 WL 747320, at *2-3 (N.D. Ala. June 15, 2001) (court must consider elements of state law claims and determine whether misrepresentations alleged are necessary component of those claims).

"[T]he question is whether a material misstatement or omission in connection with the purchase or sale of a covered security is a *necessary component* of the claim." *Xpedior*, 341 F. Supp. 2d at 268 (emphasis in original); *see also Hines v. ESC Strategic Funds, Inc.*, 1999 WL 1705503, at *6 (M.D. Tenn. Sept. 17, 1999) ("only those allegations based on untrue statements or omissions of material facts . . . are preempted"); *Shaw v. Charles Schwab & Co.*, 128 F. Supp. 2d 1270, 1274 (C.D. Cal. 2001) (claims not based on misrepresentations may proceed).

Defendants cite the Seventh Circuit's recent opinion in *Kircher v. Putnam Funds Trust*, 2005 WL 757255 (7th Cir. Apr. 5, 2005) (discussed in detail below), holding that the state law claims alleged in the *Kircher* complaint by holders are preempted by SLUSA. But, replicating the necessary component test, even the *Kircher* court drew a distinction between state law claims that relied on deceit or manipulation (the only claims at issue in *Kircher*) – which may be preempted by SLUSA – and state law claims that do *not* rely on deceit or manipulation which, as is explained below, are *not* preempted by SLUSA. *Id.*, at *3.[82]

[82] Specifically, the Seventh Circuit in *Kircher* noted: "Plaintiffs do not contend that any *other* part of SLUSA is pertinent; in particular they do not argue in their briefs – and did not

The recent cases of *Norman* and *Xpedior Creditor Trust*, 341 F. Supp. 2d 258 (S.D.N.Y. 2004) are more instructive and persuasive. Those opinions analyzed whether either fraud or misrepresentation was a necessary component of the alleged state law claims. *See Norman*, 350 F. Supp. 2d at 386; *Xpedior*, 341 F. Supp. 2d at 261. Here, similar to the claims in *Norman* and *Xpedior*, the Complaints allege breach of fiduciary duty, aiding and abetting breach of fiduciary duty, unjust enrichment and breach of contract. *See also, e.g.*, One Group ¶¶184-202; Alger ¶¶224-49. None of these claims require proof of fraud or misrepresentation as a necessary element:

- ***Breach of fiduciary duty*** claims generally require proof of the existence of a fiduciary relationship, breach, injury and proximate cause. *See, e.g.*, Restatement (Second) of Torts, § 874.
- ***Aiding and abetting breach of fiduciary duty*** claims generally require proof of the breach of a fiduciary duty to the plaintiff, and defendant's knowing participation in the breach and damages. *Id.* at comment c.
- ***Unjust enrichment*** generally requires only a showing that plaintiff conferred a benefit on defendant to plaintiff's detriment, that the benefit was accepted under circumstances where it would be inequitable for that benefit to be retained, and that plaintiff was thereby damaged. *See, e.g., Mass Transit Admin. v. Granite Construction Co.*, 471 A.2d 1121, 1125 (Md. App. 1984).
- ***Breach of contract*** claims generally require proof of existence of a contract, breach and damages. *See, e.g., Cont'l Masonry Co., Inc. v. Verdel Construction Co.*, 369 A.2d 566, 569 (Md. 1977).[83]

maintain at oral argument despite the court's invitation – that their suits allege mismanagement rather than deceit or manipulation." *Kircher*, 2005 WL 757255, at *2. Although the Seventh Circuit continued, in parenthesed dicta, to surmise that a mismanagement claim would need to be cast as a derivative action, that issue was not developed and was not before the court. Here, at the proper procedural juncture, plaintiffs will demonstrate that each of their state law claims are properly brought in this direct class action.

[83] Plaintiffs provide these elements as examples for purposes of these motions to dismiss only, and do not intend to address any choice of law issues at this time.

Even going beyond the formal elements, here, none of the state law claims asserted in the Complaints sound in fraud. *See Xpedior*, 341 F. Supp. 2d at 266 (breach of contract, breach of the implied covenants of good faith and fair dealing, breach of fiduciary duty, and unjust enrichment claims not preempted); *see also Norman*, 350 F. Supp. 2d at 386.[84]

And plaintiffs' incorporation by reference of all prior allegations in the Complaints into the state law claims does not recast the state law claims into federal securities fraud claims. "The fact that the actions underlying the alleged breach could also form the factual predicate for a securities fraud action by different plaintiffs cannot magically transform every dispute . . . into a federal securities claim – the mere 'involvement of securities [does] not implicate the anti-fraud provisions of the securities laws.'" *Norman*, 350 F. Supp. 2d at 387-88 (quoting *Spielman*, 2001 WL 1182927, at *3); *see also Xpedior*, 341 F. Supp. 2d at 268 (simply because a complaint can give rise to a claim of state law fraud does not mean that the complaint must be read as such). As explained in *Norman*, "[w]hile plaintiffs may not avoid SLUSA pre-emption simply by artful pleading that avoids the actual words 'misrepresentation' or 'fraud,' neither may defendants avoid every possible claim by recasting any lawsuit in which a securities broker is a defendant into a securities fraud action." *Norman*, 350 F. Supp. 2d at 386.

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84 Some courts have held that for state law claims to be preempted by SLUSA, those claims must also satisfy the requisite intent element for Exchange Act claims. *See, e.g., Magyery v. Transamerica Fin. Advisors, Inc.*, 315 F. Supp. 2d 954, 959-62 (N.D. Ind. 2004), and cases cited therein. Because Plaintiffs' state law claims do not include as a necessary component proof of fraud or misrepresentation with the requisite scienter required for Exchange Act claims, SLUSA does not apply. *Id.*; *see also Xpedior*, 341 F. Supp. 2d at 266.

2. State Law Claims On Behalf Of Holders Are Not Preempted by SLUSA

SLUSA does not apply for the further reason that SLUSA does not bar claims by holders.[85] *See, e.g., Dabit v. Merrill Lynch, Pierce, Fenner & Smith, Inc.*, 395 F.3d 25, 44 (2d Cir. 2005); *Gutierrez*, 147 F. Supp. 2d at 593-94 (holder claims exempt from SLUSA); *Burns v. Prudential Sec., Inc.*, 218 F. Supp. 2d 911, 915 (N.D. Ohio 2002); *Hines*, 1999 WL 1705503, at *6.

Courts considering state law claims on behalf of holders based on market timing of mutual funds have denied dismissal under SLUSA, finding that holder claims do not satisfy SLUSA's "in connection with the purchase or sale of securities" requirement. *See, e.g., Meyer v. Putnam Int'l Voyager Fund*, 220 F.R.D. 127, 128-29 (D. Mass. 2004) *Bradfisch*, 319 F. Supp. 2d at 901; *Potter v. Janus Inv. Fund*, 2004 WL 1173201, at *2 (S.D. Ill. Feb. 12, 2004). The logic of those cases applies equally to the state law claims asserted here on behalf of holders, especially where, as here, defendants simultaneously argue that holders' claims do not satisfy the "purchase or sale" requirement.

Defendants' sweeping misconduct as alleged in the complaints caused unparalleled harm. Both those who purchased and sold mutual fund shares, as well as long-term holders of mutual

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[85] Defendants argue both that: (i) "plaintiffs cannot state a claim on behalf of holders because the private remedy under Section 10(b) is 'directed at fraud 'in connection with the purchase or sale' of securities'" (Fund Omn. at 18-19) (citing *Blue Chip Stamps*, 451 U.S. at 754-55); and (ii) state law claims cannot be brought on behalf of holders because the "in connection with" requirement of SLUSA *is* satisfied (Fund Omn. at 47). If accepted, Defendants' arguments would leave a substantial portion of the class – those who purchased mutual fund shares in advance of any wrongful conduct and who hold those shares to this day – without any recourse whatsoever. Neither the law nor the facts support this unjust conclusion. Indeed, this result is contrary to the Supreme Court's contemplation that claims by non-purchasers or non-sellers could be available under state law. *See Blue Chip Stamps*, 421 U.S. at 738 n.9.

fund shares who purchased prior to the illegal conduct and continue to hold to this day, were injured by defendants' misconduct in the same manner. Thus, due to the unique circumstances of this case, both federal securities claims and state law common law claims were brought together in one complaint, and plaintiffs asserted claims on behalf of classes of shareholders who "purchased and/or held" the mutual fund shares at issue. *See, e.g.*, Putnam ¶56.

Defendants' citation to the recent opinion in *Kircher*, is unpersuasive. As an initial matter, as discussed above, *Kircher* addressed only state law claims (brought by holders) that relied upon deceit or mismanagement, and did not address state law claims (brought by holders or anyone else) that did not rely on deceit or mismanagement. *Id.*, at *3. And *Kircher* considered whether holders as a class can always avoid SLUSA preemption. *Kircher* further continued, in *dicta*, that holders have no private right to bring a class action whatsoever, as a result of SLUSA, even under state law. *See* 15 U.S.C. § 77(p)(b) (SLUSA preempts only covered *class* actions). Because the expense of litigating cases such as these on an individual basis would be prohibitive, it is highly unlikely that the majority of individual holders would choose to bring their cases in state court on an individual basis. Defendants would thus likely evade liability for the harm they caused to an entire class of investors. This is inconsistent with the purpose of SLUSA: to bring class actions into federal court, not to affect class action status or extinguish substantive rights.

No court other than *Kircher* has questioned that, where plaintiffs have neither purchased nor sold securities during the Class Period, injured parties may proceed under state law. Indeed, numerous courts reviewing SLUSA's legislative history have held that Congress intended that holders be permitted to bring their claims under state law. *See, e.g., Dabit*, 395 F.3d at 41-44 (discussing legislative history; finding that "in enacting SLUSA Congress sought only to ensure

that class actions brought by plaintiffs who satisfy the *Blue Chip* purchaser-seller rule are subject to the federal securities laws," and that holder claims may proceed in state court consistent with SLUSA); *Gutierrez*, 147 F. Supp. 2d at 595 ("In enacting the SLUSA, the legislative branch must have been aware of the interpretation of § 10(b) of the 1934 Act, which recognized causes of actions for the non purchase or non sale of securities were not covered by the 1934 Act and state law would fill those gaps. *See Blue Chip Stamps*, 421 U.S. at 738 n.9. Congress could have expanded the scope of actions covered by the SLUSA by providing that claims alleging misrepresentations in connection with the failure to purchase or sell a covered security shall also be removable to federal court . . . Congress did not so provide").[86]

3. The Court May Subclass Holders To Preserve Plaintiffs' State Law Claims

Defendants further assert that plaintiffs' state law claims must be dismissed because the putative classes include both purchasers and holders. *See, e.g.*, Trader Omn. at 50. The state law claims in these cases, however, can be limited to subclasses of long-term holders, thus preserving the holders' state law claims.[87]

Here, Defendants have sought dismissal of both federal and state claims brought on behalf of holders – the federal claims because, defendants claim, there is no private cause of

[86] *See, e.g.*, H.R. Conf. Rep. 105-803, at 13 (1998) ("[SLUSA] makes Federal court the exclusive venue for ***most*** securities class action lawsuits") (emphasis added); *id.* at 13-14 ("The legislation provides for certain exceptions for specific types of actions. The legislation preserves State jurisdiction over . . . certain actions that are based upon the law of the State in which the issuer of the security in question is incorporated"); *Blue Chip Stamps*, 421 U.S. at 738 n.9.

[87] Rule 23(c)(4) of the Federal Rules of Civil Procedure permits this Court, in its discretion, to divide a putative class into subclasses "when appropriate." Fed. R. Civ. P. 23(c)(4). As the Advisory Committee notes explain, if the Court should agree with defendants that certain groups of class members are "divergent in interest," sub-classing may be appropriate. Advisory Committee Note to Rule 23(c)(4). The creation of subclasses is a purely procedural mechanism and does not affect the substance of the claims asserted. *See, e.g.*, 7A Charles Alan Wright & Arthur R. Miller, Federal Practice & Procedure § 1764.

action under *Blue Chip Stamps*; and the state law claims because they are alleged in the same Complaints as non-holder claims that, defendants argue, are preempted by SLUSA. *See* Fund Omn. at 47. Should Defendants' arguments succeed, however, an entire group of plaintiffs, namely long-term holders (incidentally, the very investors for whom the mutual funds are supposedly more beneficial), will be without any remedy for their injury. When, as here, the harm to an entire group of plaintiffs may go unremedied if subclassing is not permitted, Rule 23(c)(4) permits the court to subclass the claims.[88]

F. Plaintiffs Have Standing To <u>Assert All Claims Alleged In Their Complaints</u>

Plaintiffs meet the requirements of Article III standing by alleging actual injury from their purchase and/or holding of funds harmed by Defendants' conduct,[89] the causal connection between Defendants' conduct and the injury,[90] and that their injury will be redressed by the requested relief.[91] *See Lujan v. Defenders of Wildlife*, 504 U.S. 555, 560-61 (1992) (the standing requirement of Article III consists of an injury to plaintiff, a causal connection between the

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88 *See Williams v. Rohm and Haas Pension Plan*, 2003 WL 22271111, at *4 (S.D. Ind. Sept. 26, 2003) (subclassing may be used to allow portion of class action to survive where other claims are dismissed); *Siegel v. Realty Equities Corp.*, 54 F.R.D. 420, 426 (S.D.N.Y. 1972) (subclassing permissible where there are distinctions in elements of proof between class members). *See also Dacey v. Morgan Stanley Dean Witter & Co.*, 263 F. Supp. 2d 706, 711-12 (S.D.N.Y. 2003) (permitting claims to proceed on behalf of holder subclass consistent with SLUSA).

89 *E.g.*, Franklin ¶¶14, 245-50; Columbia ¶¶12, 102, 114-218, 147-48; Alger ¶¶11-12, 80, 86, 110, 118-222; Allianz Dresdner ¶¶15-16, 98, 120; Putnam ¶¶10-11, 34, 37, 84, 88, 93; Janus ¶¶85-88.

90 *E.g.*, Franklin ¶¶2-3, 80-83, 246-50; Alger ¶¶53-56, 171-76; Allianz Dresdner ¶¶95-99, 109; 266-70; Putnam ¶¶70-74, 116-20; Janus ¶¶76-88.

91 *E.g.*, Franklin ¶¶9, 138; Alger, ¶¶62-63; Allianz Dresdner ¶¶117-18; Columbia ¶73; Putnam ¶56.

conduct complained of and the injury, and that the injury is redressible by a favorable decision from the court).[92] Accordingly, plaintiffs meet Constitutional standing requirements.[93]

Here, defendants apparently concede that plaintiffs have standing with respect to the injury sustained through their mutual funds investments. Disregarding the relatively early procedural stage of the litigation, defendants attempt to re-cast class certification issues as pertaining to "standing," and assert that claims involving mutual funds in which no named plaintiff invested or in which the Complaints do not specify particular examples of market timing must be dismissed now. Defendants' argument is contrary to law, and would serve no purpose other than to burden the Court with needless logistical and organizational complications.

1. Defendants' "Standing" Argument Is Premature Prior To Motions For Class Certification

Once individual standing has been established, whether a plaintiff can represent a class of investors depends solely on whether the plaintiff meets the requirements of Rule 23. *See, e.g., Payton v. County of Kane*, 308 F.3d 673, 680 (7th Cir. 2002), *cert. denied*, 540 U.S. 812 (2003). As stated by the Supreme Court, in *Sosna v. Iowa*:

> A named plaintiff in a class action must show that the threat of injury in a case such as this is "real and immediate," not "conjectural" or "hypothetical." ... This conclusion does not automatically establish that appellant is entitled to litigate the interests of the class she seeks to represent, but it does shift the focus of examination from the elements of justiciability to the ability of the named

92 The cases cited by the Fund Defendants (Fund Omn. at 8-9) offer the same analysis and support the same conclusion. *See, e.g., Lewis v. Casey*, 518 U.S. 343, 357 (1996) ("[N]amed plaintiffs who represent a class must allege and show that they personally have been injured, not that injury has been suffered by other, unidentified members of the class. . . .") (citation and internal quotation marks omitted).

93 There is no support for Fund Defendants' suggestion that Article III requires a special or "heightened" standard for class or securities actions standing (Fund Omn. at 7-8). For instance, *In re Bank of Boston Corp. Sec. Litig.*, 762 F. Supp. 1525, 1531 (D. Mass. 1991), a case cited by Fund Defendants, merely suggested that examining individual standing under Article III could help curb "vexatious" securities litigation, an issue since addressed by the PSLRA.

> representative to "fairly and adequately protect the interests of the class." Rule 23(a).

419 U.S. 393, 402-03 (1975) (citations omitted); *see Goodman v. Lukens Steel Co.*, 777 F.2d 113, 122 (3d Cir. 1985) ("[C]ontrary to the defendants' contentions, the issue here is one of compliance with the provisions of Rule 23, not one of Article III standing. Each of the named plaintiffs has presented claims of injury to himself and has alleged facts which present a case or controversy under the Constitution."), *aff'd on other grounds*, 482 U.S. 656 (1987).[94]

The Rule 23 inquiry, which defendants advance under the guise of a "standing" argument, involves an examination of various factual issues (many of which are subject to dispute - such as which funds were timed) and is not properly undertaken in a motion to dismiss, but which may become relevant as to class certification. *Gen. Tel. Co. of the Southwest v. Falcon*, 457 U.S. 147, 160 (1982) ("[T]he class determination generally involves considerations that are 'enmeshed in the factual and legal issues comprising the plaintiff's cause of action.'") (citations and internal quotation marks omitted).

Fallick v. Nationwide Mut. Ins. Co., 162 F.3d 410 (6th Cir. 1998), is instructive. In *Fallick*, an employee alleged that Nationwide breached its fiduciary duties with respect to the ERISA benefit plan of which he was a member and other ERISA plans of which he was not a member. The district court dismissed the claims as to all ERISA plans other than Fallick's plan on standing grounds. *Id.* at 411-12. The Sixth Circuit reversed, holding that the district court's reasoning was "fundamentally flawed" because it confused the issues of Article III standing for a

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[94] The seminal class action treatise, *Newberg on Class Actions*, *supra*, offers the following explanation of the relationship between standing and the Rule 23:

> Once the class representative has established her or his standing to bring an action, issues of class representation involve the analysis of Rule 23 procedural requirements rather than the constitutional case or controversy requirement mandate of Article III. [*Id.*, § 2:1, at 51.]

plaintiff with the Rule 23 issues applicable to his ability to sue on behalf of a class.[95] *Id.* at 422. The court concluded that "once a potential ERISA class representative establishes his individual standing to sue his own ERISA-governed plan, there is no additional constitutional standing requirement related to his suitability to represent the putative class of members of other plans to which he does not belong." *Id.* at 424.

In re MobileMedia Sec. Litig., 28 F. Supp. 2d 901 (D.N.J. 1998), also supports plaintiffs' position. Like Defendants here, the defendants in *MobileMedia* challenged the standing of purchasers of one type of securities to bring claims on behalf of the purchasers of other securities. The court rejected defendants' argument, noting that, "Courts have allowed those with valid securities claims to represent the interests of the purchasers of other type[s] of securities in class action suits." *Id.* at 911 n.7. The court further stated:

> Given Plaintiffs have sufficiently alleged individual cognizable injuries pursuant to Section 11 and Section 12(a)(2), Plaintiffs have standing to bring these claims. ***Concerns over whether stock purchasers should represent notes purchasers are better addressed at the time of class certification.***

Id. (emphasis added).[96]

Plaintiffs may proceed with their claims and in their roles as putative Class representatives for like reasons. As in *Fallick* and *MobileMedia*, here plaintiffs have standing in

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[95] The Sixth Circuit also found that an individual in one ERISA plan can represent a class of participants in numerous plans other than his own. *Fallick*, 162 F.3d at 412. Similar authority exists with respect to mutual funds. *See, e.g., Hicks v. Morgan Stanley & Co.*, 2003 WL 21672085, at *3 (S.D.N.Y. July 16, 2003); *In re Dreyfus Aggressive Growth Mut. Fund Litig.*, 2000 WL 1357509 (S.D.N.Y. Sept. 20, 2000).

[96] *See also In re Northwestern Corp. Sec. Litig.*, 299 F. Supp. 2d 997, 1007 (D.S.D. 2003) ("[I]t is not a requirement that a lead plaintiff under the PSLRA suffer losses on each type of security that may be at issue in the class action."); *Weinberg v. Atlas Air Worldwide Holdings, Inc. Sec. Litig.*, 216 F.R.D. 248, 253 (S.D.N.Y. 2003) ("It is well established that the Lead Plaintiff's claims do not have to be identical to the other class members' claims and in fact, the idea that there should [be] multiple Lead Plaintiffs with standing to sue on all possible causes of action has been rejected by the Southern District.") (citations omitted).

their own right as they were harmed by the same course of wrongful conduct that harmed other members of the Classes.[97]

2. Practical Considerations In This Complex Litigation Warrant Maintaining The Present Named Plaintiff Structure

The current organizational and representative structure not only satisfies the legal requirements described above, but makes practical sense. Plaintiffs could have added scores of additional named plaintiffs when amending their Complaints, and could still do so if deemed necessary.[98] However, consistent with the Court's guidance, plaintiffs believed that adding additional plaintiffs at this stage, as well as many new levels of counsel, would create substantial litigation inefficiencies in the management of this already complex, multi-party litigation and would certainly increase expenses. [99] *Compare In re Enron Corp. Sec. Litig.*, 206 F.R.D. 427,

[97] The cases cited by Defendants do not hold otherwise. *In re Eaton Vance Corp. Sec. Litig.*, 219 F.R.D. 38 (D. Mass. 2003), cited by defendants, is a ***class certification*** decision, which supports that the issues raised by defendants in their "standing" argument should be left for that stage of the case. *See also Adair v. Sorenson*, 134 F.R.D. 13, 16 (D. Mass. 1991) (decided on class certification by the same judge who decided *Eaton Vance*). In *Olesh*, 1995 WL 500491, at *17-*18, named plaintiffs themselves could not state a claim since nowhere in plaintiffs' complaint was it alleged that the funds in which plaintiffs owned shares suffered any "injury in fact" as a result of defendants' conduct. *Id.*, at *47-*48. Similarly, and unlike in these cases, none of the named plaintiffs in, *e.g.*, *Vervaecke v. Chiles, Heider & Co.*, 578 F.2d 713 (8th Cir. 1978); *Kauffman v. The Dreyfus Fund, Inc.*, 434 F.2d 727, 731, 733-34 (3d Cir. 1970); or *Goldberger v. Bear, Stearns & Co.*, 2000 WL 1886605 (S.D.N.Y. Dec. 28, 2000), had standing to bring ***any*** cause of action against defendants in their own right, and were therefore found not to have standing to bring claims on behalf of others. *Ramos v. Patrician Equities Corp.*, 765 F. Supp. 1196 (S.D.N.Y. 1991), stands for the unremarkable proposition that a plaintiff must allege some connection by the defendant to the alleged wrongdoing to have standing.

[98] Numerous plaintiffs brought initial complaints, and/or made lead plaintiff motions. The certifications of these plaintiffs or groups of plaintiffs have been filed with courts already, and, as the Court is aware, various plaintiffs have expressed continuing interest in participating in the litigation as necessary.

[99] *See* Letter from Hon. J. Frederick Motz to Counsel of 4/30/04, at 1 ("First, we are strongly of the view that only one lead plaintiff or one group of plaintiffs closely related to one

451 (S.D.Tex. 2002). Defendants' gun-jumping on class certification issues invites chaos and makes no practical sense.

The Complaints allege elaborate schemes by which the fund families widely encouraged their select investors to time their investments, and allege that market timers believed they could successfully time a wide range of funds. The Complaints detail the schemes by alleging numerous, specific accounts of known market timing/late trading activity in the Complaints. Because plaintiffs obviously do not have access to the funds' trading records, they cannot be expected to plead details regarding market timing of every implicated fund. After discovery, plaintiffs will be able to demonstrate to the Court the full extent of the improper market timing, and, to the extent funds were not affected by market timing, the Class definition may need to be clarified.[100] While plaintiffs do not necessarily disagree that appointing additional class representatives in the future may be desirable, at this stage, it is simply impractical and unnecessary to require each fund within an affected family to have a separate class representative. *See Enron*, 206 F.R.D. at 451 ("while the parties have set out some well-founded and persuasive arguments for separate representation and classes or subclasses at class certification, as well as for trial, the court does not find that such divisions are essential now") (emphasis added).[101]

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another prior to the institution of the suit (and one attorney for that plaintiff or group of plaintiffs) should appointed in the PSLRA actions.").

[100] The current class definition, which is limited to investors in funds harmed or adversely affected by market timing or late trading, may be sufficient. *See* Franklin Templeton ¶238; Alger ¶1; Pilgrim Baxter ¶153; Strong ¶68; One Group ¶49.

[101] *See Cent. Wesleyan Coll. v. W.R. Grace & Co.*, 6 F.3d 177, 187 (4th Cir. 1993) (holding that "[i]t was not an abuse of discretion to delay ruling on the standing issue until discovery of the relevant underlying facts was complete") (citing *In re School Asbestos Litig.*, 921 F.2d 1310, 1316 (3d Cir. 1990) (noting the district court's "discretionary authority" to defer subject matter determinations)).

Finally, Defendants' "standing" argument is not a basis for dismissal of any claims with prejudice at this stage of the litigation. More sensible procedural mechanisms – short of dismissal – exist for dealing with any issues regarding plaintiffs' representation of the putative classes. For instance, the Court may (i) allow plaintiffs to proceed and add named plaintiffs at the class certification stage, after the close of discovery, or at another point prior to trial, if the Court deems such as step necessary, which plaintiffs believe makes the most sense, or; (ii) order plaintiffs to provide a list of additional plaintiffs, who can be added, and the Court can deem the complaints amended *nunc pro tunc* in this regard, if necessary. Plaintiffs, however, mindful of Judge Blake's recent observations and the overall approach of the Court in dealing with this massive litigation, believe that straying from the present course would unnecessarily put form over substance. *See In re Excelsior Funds Sub-track*, No. 04-MD-15861, at 1 (D. Md. Mar. 3, 2005) (Order denying Defendant's Motion to Dismiss without prejudice) ("Counsel was unable to identify a practical benefit to his client or the litigation that would result from embarking on this circuitous procedure.").

3. At The Class Certification Stage, Plaintiffs Will Be Able To Show That They Are Able To Represent All The Proposed Members Of The Classes

As shown above, given that plaintiffs have standing to assert their claims, the appropriate time to address their representation of purchasers and holders of all injured plaintiffs is on a motion for class certification, which is not currently before the Court. Because defendants have prematurely addressed this issue, plaintiffs briefly respond and reserve the right to make a more complete presentation at the class certification stage.

a. Plaintiffs May Represent Other Members Of The Classes Since Their Claims Are Based On The Same Legal Theories And Arise From The Same Scheme And Course Of Conduct

Ample case law confirms that the named plaintiffs may represent purchasers and/or holders of mutual funds in the same mutual fund complex, including other than those they purchased or held. This is so because of the substantially identical nature of the market timing/late trading claims of all members of each Class against all of the affected funds in the same mutual fund complex and their controlling parties, and the close interrelationship and juridical links of all the funds and persons and entities in the same mutual fund complex with each other. *See In re Dreyfus Aggressive Growth Mut. Fund Litig.*, 2000 WL 1357509 (certifying named plaintiffs who invested in the Dreyfus Aggressive Growth Fund to represent purchasers in the Dreyfus Premier Aggressive Growth Fund).[102]

Plaintiffs' allegations are "top-down" in that the Complaints allege that all named plaintiffs and Class members were harmed by the wrongful course of conduct by the relevant investment advisors (and related defendants in the same mutual fund complex). Defendants, on the other hand, seek to re-cast the allegations as being "bottom-up," focusing on the funds themselves, and stating that the named plaintiffs must have standing with respect to each fund.[103]

---

[102] *Cf. In re Prudential Sec. Inc. Ltd. P'shp Litig.*, 163 F.R.D. 200, 208 (S.D.N.Y. 1995) (class representatives were not required to have invested in all limited partnerships at issue, where complaint alleged a "uniform course of improper conduct and standardized sales approach applied by defendants"); *Maywalt v. Parker & Parsley Petroleum Co.*, 147 F.R.D. 51, 56-57 (S.D.N.Y. 1993) (plaintiffs who invested in three limited partnerships could represent persons who had invested in two other limited partnerships, where the complaint alleged that investors in all five limited partnerships were victims of a single pattern of fraud by defendants).

[103] Defendants disregard that plaintiffs also allege harm to funds other than those which were directly the "subject" of market timing/late trading. For example, plaintiffs allege that funds in which "sticky assets" were "parked," as part of certain market timing arrangements, or where funds "rested" in between short-term trading of the "target" funds, were harmed as a result of the

However, plaintiffs have not sued the funds (unless the funds were also registrants), and defendants' interpretation is inconsistent with how the Classes are defined.[104]

Because of the dominant role played by the fund advisors and parents, by proving their claims, the named plaintiffs will substantially prove the claims of all other class members. *See, e.g., In re Sumitomo Copper Litig.*, 182 F.R.D. 85, 94-95 (S.D.N.Y. 1998) ("Rule 23(a)(3) is satisfied when each class member's claim arises from the same course of events, and each class member makes similar legal arguments to prove the defendant's liability.") (quoting *In re Drexel Burnham Lambert Group*, 960 F.2d 285, 291 (2d Cir. 1992)). Here, the funds were advised (within each fund family) by the same investment advisors that permitted the market timing and late trading and were serviced by the same fund entities.[105] Also, the funds made similar misrepresentations and omissions in their respective registration statements, prospectuses, Statements of Additional Information, and annual and semi-annual reports used to sell the funds,[106] and the claims of the named plaintiffs and Class Members are based on the same legal theories.[107]

---

aberrational transactional activity therein. *See, e.g.*, Allianz Dresdner ¶¶98, 120; Columbia ¶¶96-97.

104 Defendants' assertion that plaintiffs "have sued a far greater number of funds than those that they claim were the subject of any market timing or late trading" (Fund Omn. at 10) is factually wrong in that, not only do the amended class action complaints ***not*** sue any funds, but the Class definitions uniformly state that the claims are brought on behalf of shareholders in funds ***that were harmed*** by market timing and/or late trading, and were advised by the investment advisor. Therefore, defendants' implication that plaintiffs are suing on behalf of shareholders of every fund in the complex, as opposed to only the harmed funds, is wrong.

105 *See, e.g.* Janus ¶¶122-27, 177.

106 *See, e.g.*, Alger ¶¶136-44; Allianz Dresdner ¶¶121-30; Columbia ¶¶128-32; MFS ¶¶92-98; Franklin ¶¶101-19; Janus ¶¶123-27.

107 *See* Allianz Dresdner ¶¶262, 265-71; Alger ¶¶171-74; Columbia ¶¶144-49; MFS ¶¶221-25; Franklin ¶¶240, 245-51; Janus ¶¶177-83.

Similarly, many cases hold that a named plaintiff may represent persons who purchased securities that are different from the securities purchased by the plaintiff, when purchasers of both types of securities were subjected to a common course of deceptive conduct. *See, e.g., In re Am. Cont'l Corp./Lincoln Sav. & Loan Sec. Litig.*, 794 F. Supp. 1424, 1461 (D. Ariz. 1992) ("[defendant] argues that the plaintiff class has no standing under Sections 10(b), 11, and 12, because there is not a named plaintiff representing each of the different securities at issue. The court concludes that plaintiffs need not name a representative of the class for each subgroup of securities, where common issues predominate as to all securities"). *See also, e.g., MobileMedia, supra.*

Plaintiffs' interest in the litigation and allegations against the fund investment advisors and their related entities are sufficient to allow plaintiffs to bring claims on behalf of all fund shareholders injured by their conduct. *Cf. Gollust v. Mendell*, 501 U.S. 115, 125-27 (1991) (noting that even a modest or indirect financial interest in the litigation is sufficient for a plaintiff to pursue claims).

b. Immaterial Variances In The Numerous Registration Statements/Prospectuses Issued Throughout the Class Periods Do Not Defeat Plaintiffs' Standing

Plaintiffs possess standing to pursue all their claims notwithstanding the fact that the registration statements/prospectuses at issue may have varied slightly from year-to-year (Fund Omn. at 13). As discussed in § III.B.2, *supra*, none of the fund prospectuses ever disclosed that funds were allowing the Trader Defendants to time. Even as to misrepresentations, while different registration statements/prospectuses were issued with respect to the various funds in each fund family (although often such registration statements/prospectuses governed multiple funds), the materially false and misleading representations and omissions concerning the

wrongful conduct contained in each registration statement/prospectus are virtually, if not actually, identical. *See* § III.B.1, *supra*.

Plaintiffs' representation of purchasers pursuant to materially similar prospectuses during the class period is consistent with relevant law.[108] In contrast, defendants' position that each prospectus requires a unique representative would require the addition of hundreds, if not thousands, of named plaintiffs at this stage (one for each prospectus issued, including supplements, for each fund), which would be unnecessary and defeat the purposes of Rule 23. *See Enron*, 206 F.R.D. at 451 (refusing to permit separate lead plaintiff for Securities Act claims arising from separate public offerings, on grounds that "taken to its logical extreme [the] argument that each group of notes issued pursuant to a different Registration Statement and Prospectus requires a different class or subclass and separate Lead Plaintiff would fracture this litigation into hundreds of classes or subclasses and obstruct any efficient and controlled progress").

c. The "Juridical Link Doctrine" Further Supports Plaintiffs' Ability to Serve as Class Representatives on <u>Claims Involving all the Funds</u>

In *Haas v. Pittsburgh Nat'l Bank*, 526 F.2d 1083, 1096 (3d Cir. 1975), the Third Circuit described the roots of the juridical link doctrine, an established principle of class certification

---

108 The fact that a plaintiff may have purchased shares pursuant to one prospectus issued during the class period does not mean that he may not properly represent a class member who purchased shares pursuant to another prospectus during the class period. *See Hicks v. Morgan Stanley*, 2003 WL 21672085, at *3 ("Plaintiffs here allege a common course of conduct and a unitary legal theory for the entire class period - that is, Defendants issued prospectuses and registration statements that contained false statements about the Trust's NAV, because the loans were not properly valued and were not marked to market when they should have been. Although it is true some of the prospectuses and registration statements involved here were issued before Nicholson invested, the nature of Nicholson's claims are identical to the claims of the other class members.").

under which a plaintiff may maintain suit against multiple defendants even though the class representative had no direct contact with one or more of those defendants:

> The court in *La Mar v. H & B Novelty & Loan Co.*, 489 F.2d 461 (9th Cir. 1973), noted that there may be certain exceptions to [the rule that where no nominal plaintiff has standing on any issue against one of multiple defendants, a suit for damages may not be maintained as a class action against that defendant]. The court properly excluded (1) situations in which the injuries are the result of "a conspiracy or concerted schemes between the defendants at whose hands the class suffered injury," or (2) instances in which all defendants are juridically related and a single disposition of the entire dispute would be expeditious. 489 F.2d at 466. [Emphasis added.]

Id.; *see also Moore v. Comfed Sav. Bank*, 908 F.2d 834, 838 (11th Cir. 1990) (discussing the juridical link doctrine and quoting the trial court's statement that, "[o]ther named plaintiffs could be supplied to match with each named defendant but it would be unwieldy to do so. Each plaintiff and the defendants have [a] connection to each other through Land Bank equity. The case is simpler and more economical with the class of plaintiffs and the named defendants."); *Hopson v. Schilling*, 418 F. Supp. 1223, 1238 (N.D. Ind. 1976) (plaintiff need not bring a claim only against his particular township trustee, but could rather bring suit against all township trustees who were juridically linked as "overseers of the poor and as principal administrators of the poor relief laws").

Assuming, *arguendo*, that the *Eaton Vance* decision that defendants cite does apply, even the court in that case acknowledged that under certain circumstances – such as "when there is a 'national litigation crisis' that 'defies customary judicial administration'" – the juridical link doctrine applies and a determination of standing under Article III will be deferred so as to allow certification of a class represented by a plaintiff without standing. *In Re Eaton Vance Corp. Sec. Litig.*, 220 F.R.D. 162, 168 (D. Mass. 2004). Here, Congressional hearings concerning the drastic overhaul of the corporate governance of mutual funds in response to the scandal evinces a Congressional view that there is a national litigation crisis involving the mutual fund industry

which defies customary judicial administration. *See* Ari Weinberg, *Congress Takes Lid Off Mutual Funds*, Forbes.com, (Mar. 12, 2003) *available at* http://www.forbes.com/2003/03/12/cx_aw_0313funds.html.

In addition, the *Eaton Vance* court recognized that the juridical link doctrine "is most commonly applied when there is a contractual obligation among the defendants [or] a conspiracy among the defendants . . . ." 220 F.R.D. at 171. Here, the mutual funds' investment advisers and affiliates had common contractual obligations to the mutual funds within each fund family, and are alleged to have engaged in a common scheme to permit improper timing and late trading and without adequately disclosing market timing activity to long-term investors.

IV. CONCLUSION

For the reasons stated herein, as well as the sub-track specific supplemental briefs, defendants' motions to dismiss shall be denied in their entirety.

MILBERG WEISS BERSHAD & SCHULMAN LLP

/s/

David J. Bershad
One Pennsylvania Plaza, 49th Floor
New York, NY 10119
Telephone: 212-594-5300
Fax: 212-868-1229

BERNSTEIN LITOWITZ BERGER & GROSSMANN, LLP

/s/

Alan Schulman
12544 High Bluff Drive, Suite 150
San Diego, CA 92130
Telephone: 858-793-0070
Fax: 858-793-0323

Co-Chairs of Plaintiffs' Steering Committee

TYDINGS & ROSENBERG LLP

/s/

John B. Isbister, Federal Bar No. 00639
100 East Pratt Street, 26th Floor
Baltimore Maryland 21202
Telephone: 410-752-9700
Fax: 410-727-5460

Liaison Counsel for Plaintiffs

IN THE UNITED STATES DISTRICT COURT
DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	MDL No. 1586
This Document Relates To: ALL FUND DERIVATIVE ACTIONS	Case Nos. 04-md-15861 04-md-15862 04-md-15863 04-md-15864

COUNTY OF NEW YORK :
: ss.
STATE OF NEW YORK :

AFFIDAVIT OF DEMET BASAR PURSUANT TO
FEDERAL RULE OF CIVIL PROCEDURE 56(f) IN OPPOSITION
TO FUND DEFENDANTS' MOTION TO DISMISS THE
FUND DERIVATIVE COMPLAINTS

DEMET BASAR, being duly sworn according to law, deposes and states:

1. I am a partner in the law firm of Wolf Haldenstein Adler Freeman & Herz LLP. I am one of the counsel for the Fund Derivative Plaintiffs in these actions. I submit this Affidavit pursuant to Federal Rule of Civil Procedure 56(f) in opposition to the Fund Defendants' motion to dismiss the Fund Derivative Complaints.

2. In the course of investigating the claims asserted in these actions, we were provided with detailed information and documents from more than one market timer relating to massive late trading and market timing in the mutual fund families. Some of the detailed allegations in the Fund Derivative Complaints are based upon this information.

3. We were not provided with full and complete information about such timing activity. For example, we have not received complete information about timing by persons or entities other than those timers with whom we had direct communication.

4. Twelve mutual fund families have entered into regulatory settlements with, among others, the Securities and Exchange Commission and the Attorney General of the State of New York. In connection with the settlements in some, but not all twelve, of those settlements, the mutual fund families have provided the Fund Derivative Plaintiffs with documents relating to the investigations and settlements. I understand that our confidentiality agreements with all these fund families preclude me from describing the content of the documents or the full scope of the documents that have been produced. However, the Court is aware that some mutual fund families have provided more documents than other fund families have produced.

5. No mutual fund family has permitted any of its trustees, officers, employees, or agents to be deposed by the Fund Derivative Plaintiffs. Nor has any mutual fund family permitted the Fund Derivative Plaintiffs to interview any trustees, officers, employees, or agents.

6. Except for some limited information provided by one mutual fund family, the Fund Derivative Plaintiffs have not received discovery concerning the fees, compensation, and other substantial payments paid to the Managers of the Funds during the period in which late trading and market timing was encouraged or allowed by the Managers, including fees, compensation, and other substantial payments, directly or indirectly, from:

(a) the Funds;

(b) late traders or market timers;

(c) brokers and other facilitators of late trading and market timing; and

(d) banks and other persons or entities who financed late trading and market timing.

7. The Fund Derivative Plaintiffs have not received any discovery concerning the process by which fees, compensation, and other substantial payments were set for the Managers of the Funds during the period in which late trading and market timing was encouraged or allowed by the Managers, including the information sought by the Trustees who approved the Management Agreements each year, the information provided by the Managers to the Trustees, or the information considered by the Trustees.

8. The Fund Derivative Plaintiffs have not received any discovery concerning the fees, compensation, and other substantial payments paid to the Managers by or on behalf of institutional investors or other third-parties not affiliated with the Managers during the period in which late trading and market timing was encouraged or allowed by the Managers.

9. The Fund Derivative Plaintiffs have not received any discovery concerning the harm inflicted upon the Funds by late trading and market timing, including:

(a) dilution of Fund returns;

(b) increased transaction costs;

(c) increased management or administrative costs or fees;

(d) increased tax liabilities; and

(e) expenses or losses incurred when long-term investors withdrew from the Funds following the public disclosure of the late trading and market timing scandal on or about September 3, 2003.

10. The Fund Derivative Plaintiffs have not received any discovery concerning the fact or amount of any payments actually paid to the Funds in connection with any regulatory settlement relating to late trading or market timing.

11. The Fund Derivative Plaintiffs have not received any discovery concerning any releases of any claims belonging to the Funds, or that shareholders may assert on behalf of the Funds, in connection with any regulatory settlement relating to late trading or market timing.

12. The Fund Derivative Plaintiffs have not received any discovery concerning the fact or amount of any other payments actually paid to the Funds in connection with late trading or market timing.

13. The Fund Derivative Plaintiffs have not received any discovery concerning any other releases of any claims belonging to the Funds, or that shareholders may assert on behalf of the Funds, relating to late trading or market timing.

14. Without the information described in this Affidavit, the Fund Derivative Plaintiffs are unable to respond to the defendants' fact-based argument that claims belonging to the Funds, or that shareholders may assert on behalf of the Funds, relating to late trading or market timing have been released, discharged, extinguished, compromised, satisfied, set off, or reduced in any way by the regulatory settlements or by any other payment.

15. We have discussed the SEC settlements, and the distribution process, with the Independent Distribution Consultants ("IDCs") appointed in four of the twelve settled cases. One of those IDCs provided us with information about meetings between all the IDCs and the SEC. Based upon information provided to us by the IDCs, including the information provided to us about meetings between all the IDCs and the SEC, we understand that the IDCs did not review fee, payment, expense, and damage information relevant to the Fund Derivative Plaintiffs' claims and that the IDCs did not intend to distribute any portion of the SEC settlement proceeds to the Funds to compensate them for such fees, payments, expenses, or damages.

16. The foregoing statements are true and correct to the best of my knowledge, information, and belief.

EXECUTED THIS 22ND DAY OF APRIL, 2005, AT NEW YORK, NEW YORK.

DEMET BASAR

Sworn to and Subscribed Before
Me this 22nd day of April, 2005.

Notary Public

ROBERT ABRAMS
Notary Public, State of New York
No. 02AB5085291
Qualified in New York County
Commission Expires Sept. 22, ~~1999~~ 2005

IN THE UNITED STATES DISTRICT COURT
DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	**MDL No. 1586**
This Document Relates To: **ALL FUND DERIVATIVE ACTIONS**	**Case Nos. 04-md-15861** **04-md-15862** **04-md-15863** **04-md-15864**

FUND DERIVATIVE PLAINTIFFS' CORRECTED OMNIBUS MEMORANDUM OF LAW IN OPPOSITION TO MOTIONS TO DISMISS OF FUND DEFENDANTS, BROKER-DEALER DEFENDANTS, AND TRADER DEFENDANTS

WOLF HALDENSTEIN ADLER
FREEMAN & HERZ LLP
Daniel W. Krasner
Mark C. Rifkin
Demet Basar
270 Madison Avenue
New York, NY 10016
(212) 545-4600

CHIMICLES & TIKELLIS, LLP
Nicholas E. Chimicles
Denise Davis Schwartzman
Timothy N. Mathews
One Haverford Centre
Haverford, PA 19085
(610) 642-8500

POMERANTZ HAUDEK BLOCK
GROSSMAN & GROSS, LLP
Stanley M. Grosman
H. Adam Prussin
Jeremy Lieberman
100 Park Avenue
New York, NY
(212) 661-1100

Fund Derivative Plaintiffs' Executive Committee

TABLE OF CONTENTS

Page(s)

TABLE OF AUTHORITIES v

INTRODUCTION 1

FACTUAL BACKGROUND 3

SUMMARY OF ARGUMENT 5

LEGAL ARGUMENT 8

I. THE COMPLAINTS STATE A CAUSE OF ACTION UNDER SECTION 36(b) OF THE INVESTMENT COMPANY ACT FOR THE BENEFIT OF THE FUNDS 8

A. Section 36(b) Provides A Private Right Of Action For Investors Suing On Behalf Of Their Funds, And Requires No Pre-Suit Demand 8

B. The Fund Derivative Complaints State a Claim Under Section 36(b) 9

1. The Fund Defendants Breached Their Fiduciary Duty Under Section 36(b) To Disclose All Material Facts, Including All Conflicts of Interest Concerning their Fees 10

2. The Plaintiffs Have Pled Sufficient Facts To State A Claim That The Fees Paid Were Excessive 16

3. The Cases Cited By Defendants Are Not To The Contrary 19

C. The Investment Companies Are Entitled to Recover Their "Actual Damages" Caused By These Violations 21

II. THE FUNDS HAVE A PRIVATE RIGHT OF ACTION UNDER SECTION 36(a) OF THE ICA 23

III. THE FUND DERIVATIVE PLAINTIFFS HAVE STATED A CLAIM UNDER SECTION 47 OF THE ICA 25

A. The Management Agreements Are Void Because They Were Procured In Violation Of The ICA 25

B. The Management Agreements May Be Rescinded Because The Fund Defendants Breached Their Fiduciary Duties While Performing The Agreements 26

IV. FUND DERIVATIVE PLAINTIFFS ASSERT VALID CLAIMS FOR CONTROL PERSON LIABILITY UNDER SECTION 48 OF THE ICA 28

V. QUESTIONS RELATING TO THE FACT OR MEASURE OF DAMAGES CANNOT BE DETERMINED UPON THE MOTIONS TO DISMISS 29

A. The Fund Regulatory Settlements Do Not Compel Dismissal Of The Fund Derivative Complaints 29

B. The Regulatory Settlements Do Not Compromise The Claims Asserted On Behalf Of The Funds In These Private Actions 32

C. Whether The Regulatory Settlements Discharge Any Claims Must Be Decided By Summary Judgment Or Trial *After* Plaintiffs Have An Opportunity To Complete Discovery 33

VI. THE INVESTMENT COMPANIES HAVE FAILED TO ENFORCE THE RIGHTS ASSERTED IN THE FUND DERIVATIVE COMPLAINTS 35

A. The Investment Companies Have Done Nothing to Enforce Their Rights 37

B. The Regulatory Actions Are No Substitute for Action By The Investment Companies Themselves 39

1. An Action By Third Parties Is Irrelevant Under Rule 23.1 39

2. The Regulatory Proceedings Do Not Assert the Same Claims Or Seek The Same Relief As The Fund Derivative Actions 39

3. The Regulatory Settlements Occurred After These Derivative Actions Were Commenced 40

VII. PLAINTIFFS HAVE SUFFICIENTLY ALLEGED FUTILITY OF DEMAND 41

A. The Standard For Pleading Demand Futility 41

B. Demand Should Be Excused Because The Trustees Approval Of The Management Contracts Without Investigation Exposed Them To Significant Risk Of Liability 42

C. Demand Should Be Excused Because The Trustees Also Faced A Significant Threat Of Liability For Their Reckless Inaction 50

D. The Trustees Could Not Have Impartially Considered A Demand To Sue Third Parties 54

E. State Statutes That Have Adopted The ICA Definition Of "Interestedness" Do *Not* Supplant The Common Law Of Demand Futility 55

F. Exculpatory Provisions Are Not A Bar To Establishing Futility Of Demand 59

VIII. PLAINTIFFS HAVE STATED A VALID CLAIM UNDER SECTIONS 206 AND 215 OF THE INVESTMENT ADVISERS ACT 60

A. There Is A Private Right Of Action Under Section 206 60

B. Plaintiffs Are Not Required To Identify A Provision Of The Investment Management Contract That Violates The IAA, And Have Adequately Pled A Claim For Rescission Under The IAA 61

C. Plaintiffs' IAA Claims Are Pled With Particularity Pursuant To Rule 9(b) 63

D. Plaintiffs Can Bring Claims Under The IAA Against Persons Not Parties To The Investment Advisory Contract 64

E. Plaintiffs' Section 206 Claims Adequately Plead Scienter 65

IX. PLAINTIFFS HAVE STANDING TO SUE DERIVATIVELY ON BEHALF OF EACH AND EVERY INVESTMENT COMPANY IN EACH MUTUAL FUND FAMILY 67

A. The ICA Confers Standing To Sue On Behalf Of Investment Companies 69

1. ICA Standing Is On Behalf Of Registered Investment Companies 69

2. The Weight Of Authority Recognizes That The ICA Confers Standing On Behalf Of Registered Investment Companies 69

3. *Williams v. Bank One Corp.* Is Against The Weight Of Authority And Should Not Be Followed 71

4. The Cases Relied Upon By Defendants Are Not On Point 72

B. Plaintiffs Have Standing To Sue On Behalf Of Investment Companies For All Federal Claims Because State Laws Permit Derivative Actions On Behalf Of Those Entities 74

C. The Plaintiffs Have Standing To Sue Derivatively On Behalf Of All Investment Companies And Mutual Funds In Each Fund Family Because Each Fund Family Is An Unincorporated Association 76

1. Each Fund Family Is An Unincorporated Association 76

2. Plaintiffs Have Standing to Sue Derivatively on Behalf of the Unincorporated Associations 79

D. The Plaintiffs Have Article III Standing On Behalf Of Timed And Non-Timed Funds Alike 80

X. THE TRADER DEFENDANTS' MOTION TO DISMISS SHOULD BE DENIED 82

CONCLUSION 82

TABLE OF AUTHORITIES

CASES

In re Abbott Laboratories Derivative Shareholders Litigation,
325 F.3d 795 (7th Cir. 2001) .... *passim*

Abrahamson v. Fleschner,
568 F. 2d 862 (2d Cir. 1977).......... 64

Aronson v. Lewis,
473 A.2d 805 (Del. 1984) .... *passim*

Associated Students of the University of California at Riverside v. Kleindienst,
60 F.R.D. 65 (C.D. Cal. 1973).......... 76, 77

Batra v. Investors Research Corp.,
No. 89-0528, 1991
U.S.Dist. LEXIS 14773 (W.D. Mo.1991).......... 70

Benak v. Alliance Capital Management L.P.,
No. 01-5734, 2004
U.S. Dist. LEXIS 12231 (D.N.J. Feb. 9, 2004) 19

Bennett v. Spear,
520 U.S. 154 (1997).......... 81

Blasband v. Rales,
971 F.2d 1034 (3d Cir. 1992).......... 40

Bonneau v. Crossland Mortgage Corp.,
No. 99-1275
2001 U.S. Dist. LEXIS 7824 (D. Or. 2001).......... 31

Brown v. Bullock,
194 F.Supp. 207 (S.D.N.Y. 1961),
aff'd, 294 F.2d 415 (2d Cir. 1961) 25

Brown v. Bullock,
294 F.2d 415 (2d Cir. 1961).......... 23, 45

Bruckner v. MFS,
Case No. 03-12483 (D. Mass.).......... 37

In re Caremark International, Inc. Derivative Litigation,
698 A.2d 959 (Del. Ch. 1996).......... 52

Cassata v. Cassata,
538 N.Y.S.2d 960 (N.Y. App. Div. 1989) 79

In re Cendant Corp. Derivative Action Litigation,
189 F.R.D. 117 (D.N.J. 1999) 47

Chamberlain v. Aberdeen Asset Management, Ltd.,
02 CV 5870,
2005 U.S.Dist. LEXIS 2023 (E.D.N.Y. 2005) 23

Chapin v. Knight-Ridder, Inc.,
993 F.2d 1087 (4th Cir. 1993) 33

In re Citigroup Inc. Shareholders Litigation,
No. 19827,
2003 Del.Ch. LEXIS 61(Del. Ch. June 5, 2003) 52, 53

Cohen v. U.S. Trust Sec. Corp.,
311 Mass. 152 (Mass. 1942) 75

Conscarat v. Major League Baseball,
1996 U.S. Dist. LEXIS 9797 (N.D. Cal. July 11, 1996) 77, 78

Daily Income Fund, Inc. v. Fox,
464 U.S. 523 (1984) 9, 39

In re Delta & Pine Land Co. Shareholders Litigation,
No. 17707,
2000 Del.Ch. LEXIS 91 (Del. Ch. June 21, 2000) 38

Demoulas v. Demoulas Super Markets,
424 Mass. 501 (1997) 44

Donatelli v. National Hockey League,
893 F.2d 459 (1st Cir. 1990) 77, 78

Drasner v. Thomson McKinnon Securities, Inc.,
433 F. Supp. 485 (S.D.N.Y. 1997) 26

Dunn v. Borta,
369 F.3d 421 (4th Cir. 2004) 64

Eastern States Petroleum Co. v. Texas & N. O. R. Co.,
114 S.W.2d 408 (Tex. Civ. App. 1938) 78

Esplin v. Hirschi,
402 F.2d 94 (10th Cir. 1968),
cert. denied, 394 U.S. 928 (1969) 23

Estates of Yaron Ungar v. Palestinian Authority,
304 F. Supp.2d 232, 258 (D.R.I. 2004) 77

Evans v. Techs. Applications & Services Co.,
80 F.3d 954 (4th Cir. 1996) 33

FMC Corp. v. Boesky,
36 F.3d 255 (App. Div. 1994) 31

Felker v. Anderson,
No. 04-0372,
2005 U.S. Dist. LEXIS 4236 (W.D. Mo. Feb. 11, 2005) 47

Felzen v. Andreas,
134 F.3d 873 (7th Cir. 1998) 38

In re First Energy Shareholders Derivative Litigation,
320 F. Supp.2d 621 (7th Cir. 2001) 47

Frederick Chusid & Co. v. Marshall Leeman & Co.,
326 F. Supp. 1043 (S.D.N.Y. 1971) 31

In re Fuqua Industrial, Inc. Shareholder Litigation,
No. 11974,
1997 Del.Ch. LEXIS 72 (Del. Ch. May 13, 1997) 40

GFL Advantage Fund, Ltd. v. Colkitt,
272 F.3d 189 (3d Cir. 2001) 27

Galfand v. Chestnutt,
402 F.Supp. 1318 (S.D.N.Y. 1975),
aff'd, 545 F.2d 807 45

Galfand v. Chestnutt Corp.,
545 F.2d 807 (2d Cir. 1976) 10, 11, 12

Gartenberg v. Merrill Lynch Asset Management, Inc,
694 F.2d 923 (2d Cir. 1982) 11, 15, 17

Gebhardt v. ConAgra Foods, Inc.,
335 F.3d 824 (8th Cir. 2003) 15, 16

Glaser v. Enzo Biochem, Inc.,
303 F. Supp. 2d 724 (E.D. Va. 2003). 66

In re Grace Energy Corp. Shareholders Litigation,
No. 12464,
1992 Del. Ch. LEXIS 134 (Del. Ch. June 26, 1992) 55

Graham v. Allis-Chalmers Manufacturing Co.,
188 A.2d 125 (1963) 52

Green v. Fund Asset Management, L.P.,
286 F.3d 682 (3d Cir. 2002)....................20, 21

Green v. Fund Asset Management, L.P.,
147 F.Supp.2d 318 (D.N.J. 2001),
aff'd, 286 F.3d 682, 686 (3d Cir. 2002) 13

Green v. Phillips,
No. 14436,
1996 Del.Ch. LEXIS 76 (Del. Ch. June 19, 1996) 54, 55

Greenspun v. Lindley,
36 N.Y.2d 473,
330 N.E.2d 79, 369 N.Y.S.2d 123 (N.Y. 1975)....................75, 76

Grill v. Hoblitzell,
771 F. Supp. 709 (D. Md. 1991)....................41

Grobow v. Perot,
539 A.2d 180 (Del. 1988) 41, 43

Halligan v. Standard & Poor's/Intercapital, Inc.,
434 F. Supp. 1082 (E.D.N.Y. 1977) 29

Harris v. Carter,
582 A.2d 222 (Del. Ch. 1990)....................40, 56

Harrison v. Westinghouse Savannah River Co.,
176 F.3d 776 (4th Cir. 1999). 63

Herman v. Steadman,
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STATUTES

15 U.S.C. § 80a....................*passim*

15 U.S.C. § 80b....................*passim*

Del. C. § 3801....................56

Del. C 12, § 3816(a) 75

Fed. R. Civ. P. 8 18

Fed. R. Civ. P. 12 34

Fed. R. Civ. P 17 .... 74, 76

Fed. R. Civ. P. 21 80

Md. Corps. & Assn's Code Ann. § 2-405.1 44

Md. Cts. & Jud. Proc. Code Ann. § 6-406 75

MISCELLANEOUS

12B William M. Fletcher, *Fletcher Cyclopedia of Corporations* § 5915 69

INTRODUCTION

The Fund Derivative Plaintiffs seek redress for the most egregious, most widespread, most damaging, and costliest illegal scheme in the history of the mutual fund industry. This scandal is the direct result of the Fund Defendants' conscious decision to ***favor their own pecuniary interests over the interests of the Funds*** they were appointed and paid to serve and protect. The advisers, the distributors, and their affiliates[1] reaped billions of dollars in fees from the Funds[2] pursuant to ***advisory, distribution and other agreements that were procured by fraud***[3] while breaching their statutory and common law fiduciary duties to the Funds. The Fund Derivative Plaintiffs seek, among other redress, forfeiture of the fees paid pursuant to these fraudulently procured agreements.

The Fund Defendants allowed or encouraged certain favored individuals – like the Trader and Broker-Dealer Defendants – to late trade and market time the Funds on a massive and unprecedented scale. Literally billions of dollars were passed through the Funds often for no more than a day or two at a time, skimming off hundreds of millions of dollars profit from the Funds. The Funds incurred substantial injury as a result of late trading and market timing,

[1] The advisers, distributors and their affiliates are collectively referred to as the "Managers" or the "Fund Defendants."

[2] As discussed in Section XI *infra*, the terms "mutual fund" and "investment company" are not synonymous. The legal entities to which rights and obligations attach under the ICA, including Section 36(b), are the registered ***investment companies***. *See* 15 U.S.C. § 80a-3 (defining "investment company"). Typically, a fund family will have one, or only a few, investment companies in it, which in turn have issued multiple series of shares, or units, colloquially referred to as "mutual funds." Mutual funds are neither legal entities nor registered investment companies. For most purposes raised by these motions to dismiss, this distinction makes no difference; but on the issue of standing to sue, the distinction is crucial. For ease of reference, the Fund Derivative Plaintiffs use the term "Fund" to refer to all mutual fund investment companies, including all constituent series of mutual funds, that make up each family of mutual funds. Where appropriate, the plaintiffs will refer to the rights and obligations of "investment companies," rather than of the "mutual funds."

[3] The advisory, distribution and other agreements under which the Fund Defendants provided services to the Funds, as well as the Rule 12b-1 plans, are referred to as the "Management Contracts" or "Management Agreements."

including dilution of the returns earned on the invested portion of the Funds, enormous transaction costs, and the huge outflow of capital from the Funds when long-term investors fled the mutual funds once they discovered the faithlessness of their fiduciaries. The Fund Derivative Plaintiffs also seek to recover damages for these injuries to the Funds.

By allowing and, in many instances, soliciting late and rapid trading privileges, the Fund Defendants maximized the fees paid to them by the Funds, and collected hundreds of millions of dollars more from the Traders and Broker-Dealers as a *quid pro quo* for letting the Funds be misused. The Fund Derivative Plaintiffs seek to recover these *quid pro quo* payments as well.

Since these Derivative Actions were commenced, twelve mutual fund families have settled claims brought by the Securities and Exchange Commission, the Attorney General of New York, and other state regulators. None of the regulators brought claims on behalf of the Funds and, consequently, none of the recoveries to date have earmarked allotment proceeds to the Funds. Despite these facts, the defendants would have the Court conclude that the Fund Derivative Complaints should be dismissed because the claims asserted in them have been discharged by the regulatory settlements.

These actions are the sole means by which the Funds can seek redress for the massive injuries they sustained as a result of late trading and market timing. The Fund Derivative Plaintiffs, on behalf of the Funds, should be permitted to press their well pled statutory and common law claims[4] against the Fund Defendants, the Broker-Dealer Defendants, and the Timer Defendants.

[4] By agreement of all parties, and as approved by the Court, state law claims are not addressed in these initial motions to dismiss.

FACTUAL BACKGROUND

Late trading and market timing reached their peak from approximately 2001 through 2003 – at about the same time as the financial markets were suffering huge losses incurred when the stock market collapsed in late 2000. The mutual fund management companies, faced with the prospect of declining fees on depressed assets, determined to make up their lost revenues by opening the Funds to harmful late trading and market timing in exchange for the additional fees that could be earned on the short-term assets and other agreements with the timers. That *quid pro quo* arrangement between the timers and the Managers, under which the Managers reaped hundreds of millions of dollars in fees, compensation, and other substantial payments, caused the Funds to lose billions of dollars to late trading and market timing.

The incremental advantage late traders and market timers have over long-term mutual fund investors is razor-thin. Consequently, to make the practice worth the risk of detection and prosecution, huge amounts of money were invested by late traders and market timers. In many of the mutual funds that were late traded or market timed, the ratio of shares purchased and sold – the vast bulk of which were timing trades – to the total number of shares outstanding ***exceeded 2,000, 3,000, or even 5,000 percent annually,*** dwarfing the average "turn over" ratio of just 10 to 25 percent for funds that were not timed. *See, e.g.*, Allianz Dresdner Compl. ¶¶ 398-399.

By 2001, if not earlier, late trading and market timing were widely known in the mutual fund community. The trading strategies had been the subject of numerous articles and trade journal reports. Compls.,[5] ¶¶ 64, 73-74. Indeed, as a 2004 Fortune article reported, "Clearly, ***by 2001 everyone connected with the fund industry had to know how crooked the business had***

[5] References to "Compls." are to the Consolidated Amended Fund Derivative Complaints filed in each of the sub-tracks in these consolidated cases (the "Complaints"). Allegations common to each of the fund families are set forth in the same numbered paragraphs in each of the Complaints.

become. " *Id.*, ¶ 502(f)(emphasis added). The Trustees of the Funds could not have been unaware of the threat posed by these trading strategies. For reasons that remain unknown, despite the overwhelming evidence of such harmful activities in the Funds, the Trustees did nothing to prevent rampant timing in the Funds entrusted to their care.

Because late traders and market timers make strategic short-term purchases and sales, the money they deposited in the Funds was ***not*** invested by the portfolio managers. Instead, that money was held in liquid accounts so that it could be paid right back out to the timers.[6] Consequently, the hundreds of billions of dollars that moved through the Funds earned no income or investment return for the Funds. When the market timers and late traders withdrew their money from the Funds, however, they took with them a share of the daily profits earned by the ***entire*** Fund, including the invested money, as if their money had been invested along with all the other money in the Funds.[7] In other words, because timers took out profits that their deposits did not earn, they "diluted" the overall performance of the Funds. No profit was earned by the Funds on the timed money, but profits were taken out from the Funds when the timers withdrew their money.

Despite the obvious harm to the Funds – which, in addition to dilution, included enormous transaction and other costs – the Fund Defendants collected advisory, distribution, advertising, and other fees on the timers' money just as they did on every other dollar in the Funds. By allowing late trading and market timing, the Managers collected huge unearned fees on the billions of dollars of ***uninvested*** timing deposits. In addition, the Fund Defendants

---

[6] Market timers paid the ***exact same*** NAV per share as all other investors in the Funds. Late traders paid a day-old NAV, but their purchases did ***not*** affect the NAV paid by all other Fund investors.

[7] The Funds were ***directly injured*** by the withdrawal of unearned profit. That injury ***indirectly*** affected shareholders who ***remained*** in the Funds and shareholders who ***subsequently sold*** Fund shares.

entered into side agreements with the traders in exchange for giving them permission to time the Funds, under which timers made huge deposits – called "sticky assets" – in other funds they managed, which enabled the Managers to collect additional fees on those assets. There were other side agreements, such as financing arrangements, that generated yet more fees for the Fund Defendants. In some instances, the Managers participated or permitted their employees to participate in late trading and market timing themselves. The Managers did all this ***solely to maximize their own fees and revenue*** at the expense of the Funds. There is no plausible reason to allow timing and late trading other than naked self-interest and, indeed, defendants have offered none.

Each year during the period late trading and market timing occurred, the Managers, as required by law, sought approval of their Management Contracts, and the fees they charged, from the Trustees of the Funds. Under Section 15(c) of the Investment Company Act ("ICA"), 15 U.S.C. § 80a-15(c), the Managers were required to provide the Trustees information about the operation of the Funds so that the Trustees could evaluate the terms of the Management Contracts. The Trustees possessed a corresponding duty to secure and evaluate such information under Section 15(c). The Fund Derivative Plaintiffs allege that the Fund Defendants breached their duty to disclose such information and that the Trustee Defendants breached their independent duty to obtain and evaluate it. Thus, when the Trustee Defendants approved the Management Agreements each year, they claim they did not know that the Managers were collecting such fees under false pretenses, profiting at the expense of the Funds, and causing enormous harm to the Funds.

SUMMARY OF ARGUMENT

The Fund Derivative Plaintiffs bring these actions on behalf of the Funds and allege that the defendant Managers breached their fiduciary duties to the Funds by failing to disclose to the

Trustees that market timing and late trading were occurring in the Funds they managed and that they concealed their own participation in the scheme, in order to get approval of their lucrative Management Contracts year after year. The Fund Derivative Plaintiffs allege that defendant Trustees breached their fiduciary duties to the Funds by failing to employ readily available resources to uncover that information. This is the essence of the Fund Derivative Plaintiffs' claims.

The Fund Derivative Complaints state a cause of action under Section 36(b) of the ICA because the Fund Defendants, in order to maximize their own fees, and to the detriment of the Funds, failed to disclose material information about their role in the late trading and market timing scandal, which is a disabling conflict that is an automatic breach of trust. Having procured the advisory agreements by fraud, the Fund Defendants charged and collected excessive fees without performing any management or investment services for the timing money deposited into the Funds. Only the Fund Derivative Plaintiffs properly seek to recover hundreds of millions of dollars in fees and other compensation wrongfully paid to the Advisers and their affiliates for the breaches of their fiduciary duty in violation of the ICA.

Section 36(b) is a unique remedy under the ICA because it can be brought only by individual investors, and only on behalf of the Funds. It requires no pre-suit demand on the Trustees. Section 36(b) is applicable to all of the facts alleged here. The case law applying Section 36(b) expressly holds that this provision is violated whenever a management company misleads trustees into approving fee agreements without full disclosure, whenever it imposes transactions upon the Funds that injure the Funds to enhance its own fees, and whenever it seeks to extract fees from Funds for which no management services were provided.

The Fund Derivative Complaints state valid claims for breach of fiduciary duty under

Sections 36(a) and 47 of the ICA. Defendants' argument to the contrary notwithstanding, Section 36(a) of the ICA permits private enforcement actions. Any management agreement that is ***made*** in violation of the ICA may be rescinded under Section 47, as may any agreement that is ***performed*** in violation of the Act. Since the Management Agreements here were procured by fraud, they were made in violation of the ICA. Since the Fund Defendants encouraged or allowed late trading or market timing to maximize their own fees at the expense of the Funds, they performed the Management Agreements in violation of the ICA. In addition, Section 48 imposes liability upon all persons who control a primary violator of ***any*** section of the ICA.

The Fund Derivative Complaints also state claims under Sections 206 and 215 of the Investment Advisers Act ("IAA"). Section 206 of the IAA prohibits fraudulent, deceptive, or manipulative conduct toward the Funds. A shareholder may bring a private action for damages for a violation of Section 206. Section 215 confers a private right of rescission for all contracts made or performed in violation of any provision the IAA, including Section 206.

The settlements with the SEC, the NYAG, and other state regulators do not require the dismissal of any claims in the Fund Derivative Complaints. None of the regulators pursued claims on behalf of the Funds. None of the regulatory settlements purported to release any of the Funds' claims. None of the Funds has received ***any*** payment from the regulatory settlements. To the extent that the defendants ask the Court to consider the regulatory settlements as a set-off or reduction against any damages suffered by the Funds, all of the regulatory settlements expressly prohibit setting off the civil penalty portion of the settlements' penalties against any civil claims.

None of the claims asserted in the Fund Derivative Complaints need be dismissed because the plaintiffs did not make a pre-suit demand upon the Trustees. The Supreme Court has

twice ruled that no pre-suit demand is required for a claim under Section 36(b) of the ICA. With respect to the plaintiffs' other claims, the plaintiffs have alleged that pre-suit demand was excused because the Trustees are exposed to a substantial likelihood of personal liability, which raises a reasonable doubt whether they could consider a demand with the appropriate degree of disinterest in order for their decision to be afforded the extraordinary protection of the business judgment rule. Courts in every relevant jurisdiction recognize that no pre-suit demand is required under such circumstances.

Finally, the Fund Derivative Plaintiffs' standing to assert these claims is not limited to the particular mutual fund series in which they own shares. In some cases, the mutual fund families are comprised of a single investment company – typically a master trust. In those cases, the plaintiffs unassailably have standing to assert the claims on behalf of the entire legal entity. In other cases, where the mutual fund families are comprised of more than one investment company – such as two or more master trusts – the derivative claims are asserted by plaintiffs in ***each*** of the trusts. The Fund Derivative Plaintiffs' standing to assert all those claims is similarly clear. Even in the cases where the plaintiffs own shares in fewer than all the investment companies that comprise a mutual fund family, the Fund Derivative Complaints establish that each of these fund families is, in effect, a de facto entity that can sue and be sued, including on a derivative basis.

LEGAL ARGUMENT

I. THE COMPLAINTS STATE A CAUSE OF ACTION UNDER SECTION 36(b) OF THE INVESTMENT COMPANY ACT FOR THE BENEFIT OF THE FUNDS

A. Section 36(b) Provides A Private Right Of Action For Investors Suing On Behalf Of Their Funds, And Requires No Pre-Suit Demand

Section 36(b) of the ICA provides that investment advisers:

> shall be deemed to have a fiduciary duty with respect to the receipt of compensation for services, or the receipt of payments of a material nature, paid by such registered investment company . . . to

> such investment adviser or any affiliated person of such investment adviser.

15 U.S.C. § 80a-35(b).[8]

Claims under Section 36(b) may be enforced only by the SEC or a "security holder of such registered investment company ***on behalf of such company***, against such investment adviser, or any affiliated person of such investment adviser." 15 U.S.C. § 80a-35(b)(emphasis added). Because such an action is to be brought on behalf of the investment company, it follows that all recovery belongs to the Fund.[9] No pre-suit demand is required because investment companies ***cannot bring the action themselves***; demanding that they bring such an action would be pointless. *Daily Income Fund, Inc. v. Fox,* 464 U.S. 523, 534 n. 11, 540 (1984); *Kamen v. Kemper Fin. Sers., Inc.*, 500 U.S. 90, 108 (1991)(citing *Daily Income Fund*).

Although both the class and Fund Derivative Actions assert claims under Section 36(b), only these Fund Derivative Actions seek recovery ***on behalf of the investment companies***; the class actions improperly seek recovery on behalf of class members, which is ***not*** available under Section 36(b).

B. The Fund Derivative Complaints State a Claim Under Section 36(b)

The Fund Derivative Complaints allege that the Fund Defendants breached their fiduciary duties with respect to compensation by enriching themselves at the expense of the investment companies, and then misleading the Fund Trustees when they sought renewal of their advisory and other compensation arrangements. Specifically:

---

[8] Section 2(a)(3) of the ICA defines "affiliated person" to include any company under control of the same person or entity as the adviser. 15 U.S.C. § 80a-2(a)(3). This definition includes the distributor, the transfer agent, the administrative services provider, and all the other fund family defendants in these actions (the "Fund Defendants," as they describe themselves).

[9] The Fund Defendants agree with this proposition. *See* Fund Defs. Br., p. 2 n. 3 ("recovery under Section 36(b) redounds to the Funds, not to individual shareholders").

- They allowed rampant market timing transactions in their Funds, in many cases by actually peddling market timing "capacity" to brokers and other traders, and in some cases executives of the Manager engaged in these transactions themselves. Compls., ¶¶ 2, 69, 79.

- They engaged in this conduct in order to earn fees on the additional assets the market timers would cycle through the investment companies, even though they knew that their actions were costing the investment companies hundreds of millions of dollars. *Id.*, ¶¶ 4, 81-83.

- They did not disclose these conflicts of interest to the "unaffiliated" investment company trustees. Instead, they repeatedly asked them to renew the Management Agreements, while representing that they were diligently enforcing laws, rules and policies designed to prevent market timing and late trading. *Id.*, ¶ 9.

- By lying and concealing what they were doing, the fund family defendants were able to obtain excessive, illicit and unearned fees from the investment companies. *Id.*, ¶ 12.

This course of conduct, repeated with minor variations in all the fund families, is not mere "mismanagement," as defendants claim. It represents the most egregious and widespread breach of fiduciary duty in the history of the mutual fund industry.

1. The Fund Defendants Breached Their Fiduciary Duty Under Section 36(b) To Disclose All Material Facts, Including All Conflicts of Interest Concerning their Fees

The leading case discussing the duty of an adviser and its affiliates to disclose material information relating to management agreements is *Galfand v. Chestnutt Corp.*, 545 F.2d 807 (2d Cir. 1976). In *Galfand,* the adviser failed to disclose that its proposed revision to the advisory agreement to raise the expense ratio would deprive the investment company of future fee rebates. The adviser falsely claimed that it was in such dire financial straits that it might go out of business unless the expense ratio cap was increased. 545 F.2d at 810. The Second Circuit held that these material misrepresentations and omissions violated Section 36(b) of the ICA:

> Congress, in imposing a fiduciary obligation on investment advisers, plainly intended that their conduct be governed by the traditional rule of undivided loyalty implicit in the fiduciary bond. It is axiomatic, therefore, that a self-dealing fiduciary ***owes a duty***

> ***of full disclosure*** to the beneficiary of his trust. Former Chief Judge Friendly stated the principle succinctly:
>
> > under the scheme of the Investment Company Act an investment adviser is "***under a duty of full disclosure*** of information to . . . unaffiliated directors in every area where there was even a possible conflict of interest between their interests and the interests of the fund" a situation which occurs much more frequently in the relations between a mutual fund and its investment adviser than in ordinary business corporations.

545 F.2d at 811 (quoting *Fogel v. Chestnutt*, 533 F.2d 731, 745 (2d Cir. 1975), *cert. denied*, 429 U.S. 824 (1976))(internal citations and quotations omitted)(emphasis added). The Second Circuit upheld the claim without finding that the requested expense cap would be excessive. The Court concluded that an undisclosed conflict that ***might*** have affected the fee was sufficient to state a claim under Section 36(b). *Id.* at 814.

In *Gartenberg v. Merrill Lynch Asset Management, Inc*, 694 F.2d 923 (2d Cir. 1982), the Second Circuit confirmed its prior decision in *Galfand*, but found that, unlike the adviser in the earlier case, Merrill Lynch had made "an adequate disclosure of the pertinent facts" to the mutual funds' trustees, thus satisfying its obligation under Section 36(b). *Id.* at 927. The Second Circuit noted that a claim would lie under the statute if the plaintiff had been able to establish that the adviser withheld information that would have "give[n] the Funds' trustees a sound basis for negotiating a lower Manager's fee." *Id.* at 932. Because no such information had been withheld, the Court proceeded to consider whether the fee was "excessive" under its oft-quoted six-factor test. *Id.* at 930-33.

Notwithstanding the Second Circuit's decisions in *Galfand* and *Gartenberg*, the Fund Defendants argue that a claim lies under Section 36(b) only if the Managers charged fees that were so grossly excessive they could not have been the result of arm's-length negotiations with the independent Trustees. To support their argument, the defendants cite the Fourth Circuit's

decision in *Migdal v. Rowe Price-Fleming Int'l, Inc.*, 248 F.3d 321 (4th Cir. 2001), where the plaintiff claimed that the adviser violated Section 36(b) by charging higher fees than its industry peers while producing worse performance results. Because Migdal did not allege that the adviser withheld any information from the trustees, the Fourth Circuit considered only whether the fee was "so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's-length bargaining." *Id.* at 326. Thus, *Migdal* was ***not*** a failure to disclose case, as these cases are.

Migdal also argued that he stated a claim under Section 36(b) because he alleged that the independent trustees were not "disinterested" within the meaning of the ICA. In considering that argument, the Fourth Circuit described the *Galfand* holding in a footnote as follows:

> *Galfand* interpreted Section 36(b) to provide a cause of action against an investment adviser for inadequate disclosure of information regarding a fee agreement, which permitted the investment adviser to obtain a higher, unjustified fee. Thus, *Galfand* was about the excessive fees which ensued from the fee arrangement, not about the disinterestedness of the independent directors.

248 F.3d at 329 n. 2.

As the Fourth Circuit noted, *Galfand* holds that Section 36(b) provides a private right of action against an adviser for breach of the duty of candor – as the plaintiffs have asserted here – but ***not*** for the alleged lack of disinterestedness of the board, as Migdal alleged. To emphasize the focus of the decision in *Galfand*, the Fourth Circuit noted, "*Galfand* cannot be read to expand the scope of the private right of action under Section 36(b)" to cases challenging a board's *disinterestedness. Id.*

The Fund Defendants ask the Court to read this sentence from *Migdal* as though the Fourth Circuit rejected the decision in *Galfand* and denied a claim that *Galfand* expressly allowed. Fund Defs. Br. at 7-8. To do so elevates words out of context without regard for the

substance of the Fourth Circuit's holding. Courts are "bound by holdings, not language." *Alexander v. Sandoval*, 532 U.S. 275, 282 (2001). Nothing in the ***holding*** in *Migdal*, nor in the Fourth Circuit's description of *Galfand*, precludes a Section 36(b) claim for breach of the duty of candor.

Viewed in its proper context, the Fourth Circuit's comment about the holding in *Galfand* does not deny that a claim may be asserted under Section 36(b) for a manager's failure to disclose all material information when seeking approval of its management agreement from the Trustees. Such a claim has never been rejected by any court since either before or after *Galfand*.

To the contrary, the importance of this disclosure obligation has been emphasized frequently by courts as critical to the effective monitoring of adviser conflicts of interest under Section 36(b). *See, e.g., Green v. Fund Asset Mgmt., L.P.*, 147 F. Supp. 2d 318, 329 n. 6 (D.N.J. 2001), *aff'd*, 286 F.3d 682, 686 (3d Cir. 2002)("Section 36(b) was designed to strengthen the ability of unaffiliated directors to gauge the propriety of advisory conduct"); *Papilsky v. Berndt*, No. 71 Civ. 2534, 1976 U.S. Dist. LEXIS 14442 (S.D.N.Y. June 24, 1976).

In *Papilsky*, for example, the court noted:

> The effective performance of this crucial watchdog role depends on the flow of information to these directors from the affiliated directors. Thus, both the First and Second Circuits have recognized that "an investment advisor is 'under a ***duty of full disclosure of information*** to . . . unaffiliated directors in every area where there is even a possible conflict of interest between their interests and the interests of the fund.'"

1976 U.S. Dist. LEXIS 14442, at *44 (citing *Fogel*, 533 F.2d at 13356, and quoting *Moses v. Burgin*, 445 F.2d 369, 376 (1st Cir. 1971), *cert. denied*, 404 U.S. 994 (1971)).

In *Moses v. Burgin,* 445 F.2d 369, 372 (1st Cir. 1971), an adviser failed to disclose to the directors that some of the brokerage commissions being paid by the funds could be "recaptured" and credited against its advisory fees. The adviser concealed this information so that it could

continue to steer the rebated commissions to brokers who were selling shares of the fund to investors. *Id.* at 377. By promoting the sale of fund shares, the adviser was seeking to increase the assets invested in the fund, and thus its own advisory fees. The adviser's interest in using the rebated commissions to promote sales of fund shares was in direct conflict with the interest of the funds in recapturing these commissions for themselves. The First Circuit held that the adviser breached its duty of candor by failing to disclose the conflict:

> Management defendants were under a duty of full disclosure of information to these unaffiliated directors in every area where there was even a possible conflict of interest between their interests and the interests of the fund. This duty could not be put more clearly than was stated by the SEC in 1965:
>
> The Investment Company Act's requirement as to unaffiliated directors, if its purposes are not to be subverted, carries with it the obligation on the part of the affiliated directors, and the investment adviser itself, to insure that unaffiliated directors are furnished with sufficient information so as to enable them to participate effectively in the management of the investment company. *Imperial Financial Services, Inc.*, CCH Fed. Sec. L. Rep. para. 77,287 at 82,464 (SEC 1965).
>
> . . . If management does not keep these directors informed they will not be in a position to exercise the independent judgment that Congress clearly intended.
>
> In sum, we can only conclude that the Management defendants saw a question, that they knew it to be in an area where there was a conflict between their personal interests and the direct interests of the Fund treasury, and that they did not inform the unaffiliated directors or submit it to their consideration. . . .
>
> By intentionally pursuing a course of non-disclosure these defendants made the effective functioning of the mechanism protecting [the] Fund from their overreaching impossible.

Id. at 377, 378, and 384.

The Fund Derivative Complaints clearly allege the requisite direct link between defendants' misrepresentations and concealment and the approval of advisory and other fee

agreements with the Fund Defendants. These Complaints allege that when the Managers sought approval of their fees, and at other times, the Fund Defendants did not disclose that they were permitting, and in some cases actively participating in, market timing and late trading in Fund shares, and were thereby inflating their fees, causing significant losses to the Funds. The Fund Defendants continued the charade that their "market timing police" and other enforcement mechanisms were preventing harmful and illegal trading in Fund shares. Compls., ¶¶ 3, 4, 9, 12; *see also* Putnam Compl., ¶¶ 289-299.

These misrepresentations and concealments led directly to the Fund Defendants' receipt of compensation and, indeed, in the words of *Migdal*, enabled the Managers to obtain "higher, unjustified fee[s]" which would no doubt have been far lower had the Fund Defendants not engaged in deception concerning the nature of the "services" they were providing. Had the Trustees known the truth, they would never have approved the agreements presented to them. They could have refused to do business with these corrupt Managers altogether – which is exactly what millions of investors did when they learned of this misconduct, pulling billions of dollars out of these mutual fund families in a gigantic showing of "no confidence."[10] At a minimum, as the court held in *Gartenberg,* these deceptions deprived the independent Trustees of information "of sufficient substance to give the Funds' trustees a sound basis for negotiating a lower Manager's fee." 694 F.2d at 932. Indeed, had the truth been disclosed, the resultant fee reductions would have been drastic. Consequently, the Fund Defendants' "breaches of fiduciary duty with respect to the receipt of compensation" enabled them to obtain approval of unjustified fees that were drastically higher than they otherwise would have been. 15 U.S.C. § 80a-35(b).

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[10] *See, e.g.*, Putnam Compl., ¶¶ 334-335.

There can be no question that the information withheld from, and misrepresented to, the Trustees was highly material. It related directly to conflicts of interest besetting the Managers; it related to the manner in which they were earning their fees; and, perhaps most importantly, it spoke volumes about their ***integrity*** in carrying out their fiduciary duties to protect and promote the interests of the Funds above all else. *Gebhardt v. ConAgra Foods, Inc.*, 335 F.3d 824, 830 (8th Cir. 2003) (management's integrity and competence held material in securities fraud claim); *Krauth v. Executive Telecard, Ltd.*, No. 94 Civ. 7337, 1994 U.S. Dist. LEXIS 15255, at *21 (S.D.N.Y. Oct. 21, 1994)(proxy statement must disclose facts relating to integrity because "[i]ssues of management integrity are central to the election of directors, and . . . [such information] is material to the discharge of their fiduciary obligations"); *SEC v. Jos. Schlitz Brewing Co.*, 452 F. Supp. 824, 830 (E.D. Wis. 1978)("the question of the integrity of management gives materiality to the matters . . . that should have been disclosed"); *see also Ross v. Warner,* No. 77 Civ. 243, 1980 U.S. Dist. LEXIS 15622, at *20 (S.D.N.Y. Dec. 12, 1980) (for purposes of a 10b-5 claim, details of corporation arranging domestic and foreign bribes were material to the integrity of management and should have been disclosed); *In re NTL Inc. Sec. Litig.,* 347 F. Supp. 2d 15, 25-26 (S.D.N.Y. 2004) (for purposes of a 10b-5 claim, "[t]he dishonesty inherent in manipulating customers to inflate reported results has independent significance because it reflects on the integrity of management").

The Complaints allege that critical facts were misrepresented and concealed from the Trustees while the Management Agreements were being negotiated, and throughout the performance of the contracts. This course of conduct violates Section 36(b) of the ICA.

2. The Plaintiffs Have Pled Sufficient Facts To State A Claim That The Fees Paid Were Excessive

In addition to pleading that the Managers misled the independent Trustees by failing to

disclose their conflicts of interest and that their conflicts of interest injured the Funds, the Complaints also allege that the fees paid to these defendants were "excessive." The Fund Defendants argue that the facts alleged are insufficient, as a matter of law, to establish that the fees were excessive, insisting that the Complaints must include a comprehensive analysis of the fees paid in relation to the overall services rendered. *See* Fund Defs. Br. at 7-8.

The defendants argue that this approach is mandated by *Gartenberg*, which set forth criteria for considering whether an advisory fee is "excessive."[11] However, the six-factor *Gartenberg* test may be applied ***only after "the complete evidentiary record has been established.***" *Millenco, L.P. v. meVC Advisors, Inc.*, No. 02-142-JJF, 2002 U.S. Dist. LEXIS 19512, at *10 (D. Del. Aug. 21, 2002)(emphasis added); *Wicks v. Putnam Inv. Mgmt., LLC,* No. 04-10988-GAO, 2005 U.S. Dist. LEXIS 4892 (D. Mass. March 28, 2005).[12] In *Wicks*, the district court recently held that Federal Rule of Civil Procedure Rule 8(a) applies to claims under Section 36(b), requiring only a short, plain statement of the claim. The exactitude demanded by the Fund Defendants is not consistent with notice pleading under Rule 8(a).

It is not necessary for plaintiffs, at this stage, to provide detailed facts satisfying the *Gartenberg* factors. All that is required is to allege facts that give rise to an inference that the fees charged could not possibly be the "product of arm's-length bargaining." Of course, the fees and other compensation paid to the Managers here could not possibly have been the result of arm's length bargaining because the touchstone of arm's length bargaining is the disclosure of all material information. *In re Papercraft Corp.*, 187 B.R. 486, 500 (W.D. Pa. 1995) (disclosure of

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[11] *Gartenberg* was decided on appeal after a trial on the merits. 694 F.2d at 927.

[12] *See also Krantz v. Fidelity Mgmt. & Research, Co.*, 98 F. Supp. 2d 150, 159 (D. Mass. 2000) (denying defendant's motion to dismiss 36(b) claim when defendant had not yet produced documents relevant to the claim).

relevant information is "an essential earmark of an arms length transaction"), *rev'd on other grounds*, 211 B.R. 813 (W.D. Pa. 1997).

The Complaints allege that the Fund Defendants presided over massive late trading and market timing irregularities, and that the compensation they received included hundreds of millions of dollars derived from uninvested timing money they allowed to flow through the Funds – siphoning profits ***from*** the Funds, but earning no profits ***for*** the Funds. Compls., ¶¶ 3,4. In so doing, the defendants provided no investment service with respect to billions of timing dollars. Nonetheless, the Managers received the same fee on the timing dollars – which they did not invest for the benefit of the Funds – as they received on the money they did invest.

Unearned fees are *per se* excessive. *Migdal*, 248 F.3d at 329 (cases applying Section 36(b) have focused on "disproportionate, excessive, *or **unearned*** fees")(emphasis added). For example, in *Millenco,* 2002 U.S. Dist. LEXIS 19512, at *5, the adviser neglected to invest a substantial portion of the proceeds of an IPO, letting the funds sit idle in cash accounts. Nonetheless, the adviser included the uninvested cash balance in the total fund assets, on which the adviser computed its fees. The district court held that the plaintiff stated a claim under Section 36(b) by alleging that the adviser "received a substantial fee from this uninvested cash." *Id.*, at *10. This, of course, is precisely what occurred in these cases.

Similarly, in *Potomac Capital Markets Corp. v. Prudential-Bache Corporate Dividend Fund, Inc.*, 726 F. Supp. 87, 94 (S.D.N.Y. 1989), the district court refused to dismiss an action under Section 36(b) alleging that the adviser continued to receive advisory fees at the contractual rate even after it liquidated the fund's stock portfolio and the fund's assets were invested solely in short-term money market instruments. Once again, the district court held that under such advisory fees were excessive.

These cases are no different than *Millenco* and *Potomac Capital Markets*. As in those cases, the plaintiffs here allege that the fess were "excessive" in violation of Section 36(b) because the Managers collected fees on the huge sums they did not invest.

3. **The Cases Cited By Defendants Are Not To The Contrary**

Defendants argue that there are "only two" appellate authorities on what is required to plead a legally cognizable claim under Section 36(b): *Migdal* and *Krantz* and that both hold that the *only* way to plead a cause of action under Section 36(b) is to plead facts showing that the entire fee is "excessive" in light of the overall services rendered. Fund Defs. Br. at 7. As demonstrated above, that argument is wrong.

All the cases cited by defendants embodied "garden variety," conclusory excessive fee claims of the type rejected in *Migdal* and *Krantz, i.e.,* that fund performance had been too lackluster to warrant such large fees. *Yampolsky v. Morgan Stanley Inv. Advisers Inc.*, No. 03 Civ. 5710, 2004 U.S. Dist. LEXIS 8573 (S.D.N.Y. May 12, 2004), and *Levy v. Alliance Capital Management,* No. 97 Civ. 4672, 1998 U.S. Dist. LEXIS 16749 (S.D.N.Y. Oct. 26, 1998), are more of the same. Fund Defs. Br. at 8-9. None of those cases involved fees earned on uninvested mutual fund assets.

The Fund Defendants also cite *Benak v. Alliance Capital Management L.P.,* No. 01-5734, 2004 U.S. Dist. LEXIS 12231, at *22 (D.N.J. Feb. 9, 2004) to support their argument that Section 36(b) does not apply to acts of mismanagement committed by advisers in the course of rendering advisory services. In *Benak*, the plaintiffs brought a Section 36(b) claim based on the adviser's poor judgment in holding onto its investments in Enron for too long. The Fund Derivative Plaintiffs do not deny that Section 36(b) does not permit a claim for mismanagement. They have not alleged mismanagement by the advisers in how they invested the Funds' assets, as the plaintiffs alleged in *Benak*. Rather, the Fund Derivative Plaintiffs allege that the advisers and

their affiliates were dishonest in securing the approval of their Management Contracts each year by not disclosing that they allowed the Funds to be harmed by billions of dollars in late trading and market timing solely to increase their own compensation. *Benak* has nothing to do with the Managers' deception in these cases.

The defendants also rely on *Green v. Fund Asset Management, L.P.*, 286 F.3d 682 (3rd Cir. 2002), but upon examination that case actually supports the plaintiffs' claims here. In *Fund Asset Management*, the adviser issued preferred stock in the fund and invested the proceeds of those sales in low-grade bonds paying high rates of interest. *Id.* at 683-84. If the income earned on the junk bonds was higher than the interest paid out on the preferred stock, the fund would profit, but if the return on the bonds was lower than the interest paid to the preferred stockholders, the fund would suffer a loss.

The plaintiff alleged that the arrangement was a "per se" violation of Section 36(b) because it created a built-in conflict of interest for the adviser: whether or not market conditions made it advantageous for the investment company to issue more preferred stock, it was ***always*** in the adviser's interest to do so because that would increase the total assets in the fund, and would thereby inflate its advisory fee. After the close of discovery, the defendants moved for summary judgment, which was granted. The Third Circuit affirmed, holding that the plaintiffs did not prove their claim under Section 36(b) because they "have not pointed to any instance . . . when the advisors improperly failed to de-leverage the Funds in order to maximize their fees." *Id.* at 686.

Here, by sharp contrast, the plaintiffs have alleged that the sole reason why the Fund Defendants allowed timing was to maximize their fees. Compl., ¶¶ 81-82, 88-89. The Third Circuit also rejected the Section 36(b) claim because the plaintiffs "have not alleged any actual

damages . . . the Fund suffered as a result of any improper decision by the Funds' investment advisers." *Id.* at 686. Again, by sharp contrast, the plaintiffs have alleged that the Funds suffered huge injury as a result of the late trading and market timing, to say nothing of the enormous, excessive fees that were paid to the advisers and their affiliates. *Id.*, ¶¶ 9, 13, 251-263.

In short, *Fund Asset Management* supports the proposition that where, as here, advisers deliberately take action that inflates their fees but hurts the funds, they have violated Section 36(b).

None of the cases defendants cite supports the idea that managers can misrepresent or withhold facts when seeking approval of advisory contracts; that they can conceal facts concerning conflicts of interest; that where conflicts exist they can choose to inflate their fees at the expense of their funds; or that fees secured on uninvested or corruptly secured funds are not "excessive." For defendants to prevail here, this Court would have to become the first and only court to hold that such conduct, as a matter of law, does *not* violate the "fiduciary duty" imposed by Section 36(b).

C. The Investment Companies Are Entitled to Recover Their "Actual Damages" Caused By These Violations

Section 36(b)(3) of the ICA provides that:

> Any award of damages against such recipient [of compensation or other payments] shall be limited to the actual damages resulting from the breach of fiduciary duty and shall in no event exceed the amount of compensation or payments received from such investment company, or the security holders thereof, by such recipient.

15 U.S.C. § 80(a)-35(b)(3). The Fund Derivative Plaintiffs seek to recover all the fees, compensation, and other payments received by the Managers – including the sums they earned on the "sticky" assets and from other arrangements with timers, facilitators, and other in

exchange for allowing the Funds to be late traded and market timed, for the one-year period prior to the first filings in the Fund Derivative Actions.

In their supplemental briefs, some of the defendants ask the Court to go beyond the statutory requirements and to rule, as a matter of law and ***without any factual record,*** that the "actual damages" here cannot exceed the losses directly inflicted on the investment companies as a result of the market timing and late trading – and that those funds that were not timed or late traded could not have suffered "actual damages." However, at trial, the evidence will show that the financial losses caused by market timing and late trading were spread throughout the fund families and were not confined to the specific funds that were the targets of the scheme.[13]

Moreover, plaintiffs allege and will be able to establish, at trial, that the fees charged to all Funds – not just the timed and late traded ones – were maintained at artificially high levels because the Fund Defendants concealed their schemes from the Trustees. There is not the slightest doubt that this pattern of illegal and improper conduct affected the entire fund family fee structure and that, had it been disclosed to the Trustees, would have affected their negotiation of all the advisory, distribution and other agreements within each mutual fund family. The nature and extent of those injuries can be determined only at trial, on a full factual record.

A motion to dismiss at the outset of a case, without any factual record to establish what the "actual damages" were, is not an appropriate time for the Court to draw lines in the sand or to pass judgment on any particular methodology for the calculation of damages. *See McBee v. Delica Co., Ltd.*, No. 02-198-P-C, 2004 U.S. Dist. LEXIS 23415, at *13 (D. Me. Aug. 19, 2004)

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[13] For example, many of the transaction costs associated with timing trades are imposed upon all funds in the same trust, not just the particular fund series. In addition, the flight of shareholders from the Funds affected all series in each fund family. Outraged long-term investors did not limit their loss of confidence in the management companies to just those funds were late trading or market timing occurred.

("[w]hether . . . evidence will be sufficient to result in an award of damages is not relevant to consideration of a motion to dismiss"); *Muller v. M.D. Sass Assoc. Inc.*, No. 91-3762, 1992 U.S. Dist. LEXIS 5736, at *24 (D.N.J. Apr. 22, 1992) (discussion of the measure of damages was "premature" when considering a motion to dismiss); *Rodriguez v. Chandler*, 641 F. Supp. 1292, 1298 (S.D.N.Y. 1986), *aff'd*, 841 F. 2d 1117 (2d Cir. 1988)(same). This is particularly true because there is no legal authority defining "actual damages" under Section 36(b).

II. THE FUNDS HAVE A PRIVATE RIGHT OF ACTION UNDER SECTION 36(a) OF THE ICA

The Fund Defendants do not deny that certain defendants breached their fiduciary duties in violation of Section 36(a) of the ICA. Rather, they argue that no private right of action exists under the statute, and therefore these violations cannot be remedied in these cases.[14] Fund Defs. Br. at 39. Defendants' argument ignores over forty years of authority holding that a private right of action exists under Section 36 for breach of fiduciary duty. *See, e.g., Esplin v. Hirschi,* 402 F.2d 94, 103 (10th Cir. 1968), *cert. denied,* 394 U.S. 928 (1969); *Levitt v. Johnson*, 334 F.2d 815, 819 (1st Cir. 1964), *cert. denied*, 379 U.S. 961 (1965); *Taussig v. Wellington Fund, Inc.*, 313 F.2d 472, 476 (3d Cir. 1963); *Brown v. Bullock,* 294 F.2d 415, 418 (2d Cir. 1961). No appellate court has ever held that a private right of action does not exist under Section 36(a). The Fund Defendants cite a single unreported district court decision, *Chamberlain v. Aberdeen Asset Mgmt, Ltd.*, 02 CV 5870, 2005 U.S. Dist. LEXIS 2023 (E.D.N.Y. 2005), for the proposition that no private right of action exists. The decision in *Chamberlain* is inconsistent with the overwhelming weight of judicial authority.

After the appellate cases cited above were decided, Congress amended Section 36 in

[14] The Fund Derivative Plaintiffs incorporate by reference the Class Plaintiffs' Opposition to the Fund Defendants' Motion to Dismiss the Class Plaintiffs' Section 36(a) claims.

1970 and again in 1980. When Congress added sub-section (b) to the statute in 1970, it did ***not*** amend the original statute to negate the private right of action, despite the fact that at least four federal Courts of Appeals recognized a private right of action under Section 36 (the precursor to Section 36(a)). When Congress amended the statute again in 1980, it once again left the private right of action intact. This amounts to a congressional endorsement of the private right of action. *See Olmstead v. Pruco Life Ins. Co.*, 134 F. Supp. 2d 508, 516 (E.D.N.Y. 2000), *aff'd,* 283 F.3d 429 (2d Cir. 2002)(citing *Cannon v. Univ. of Chicago*, 441 U.S. 677, 698-99 (1979)).[15]

The Fund Defendants argue that the 1970 amendments to the ICA are a repudiation of the private right under Section 36(a), because the amendment added sub-section 36(b), to which an express private right of action was attached. The defendants argue by inference that, because Section 36(a) does ***not*** expressly confer a private right of action, Congress must have intended to wipe it out.

Every court that has considered that argument has rejected it. For example, in *Tannenbaum v. Zeller,* 552 F.2d 402 (2d Cir. 1977), the Second Circuit held that Congress did not repeal the private cause of action under Section 36(a) when it added Section 36(b):

> Congress did ***not*** intend this modification to abrogate the private action already recognized under the Act for other types of breach of fiduciary duty.

Id. at 417 (emphasis added). In *In re ML-Lee Acquisition Fund II, L.P.,* 848 F. Supp. 527, 539-45 (D. Del. 1994), the district court held that Congress, by amending the ICA in 1970 and 1980

[15] The defendants cite *Olmstead v. Pruco* as support for their argument. However, that case was not decided under Section 36(a). Rather, in *Olmstead,* the court declined to recognize a private right of action under Sections 26 and 27 of the ICA. 134 F. Supp. 2d at 514. *No* court had ever recognized a private right of action under those sections. Therefore, in *Olmstead,* the court was writing on a clean slate, with no congressional action to indicate an intent to recognize a private right of action. Here, of course, Congress did not amend the statute even though at least four courts had already recognized a private right of action.

without eliminating the private right, had in effect endorsed it. In support of that conclusion, it quoted the congressional record relating to the 1980 amendments: "in appropriate instances, for example, breaches of fiduciary duty involving personal misconduct should be ***remedied under Section 36(a)*** of the Investment Company Act." *Id.* at 539-45 (quoting H.R. Rep. No. 1341, 96th Cong., 2d Sess. 28-29 (1980))(emphasis added). *See also McLachlan v. Simon*, 31 F. Supp. 2d 731, 737 (N.D. Ca. 1998)(same), *aff'd in part and rev'd in part on other grounds*, 262 F.3d 923 (9th Cir. 2001); *Strougo v. Scudder, Stevens & Clark, Inc.*, 964 F. Supp. 783, 798 (S.D.N.Y. 1997)(same); *Seidel v. Lee,* No. 93-494, 1994 U.S. Dist. LEXIS 21534 (D. Del. Oct. 14, 1994)(upholding claim under Section 36(a)).

III. THE FUND DERIVATIVE PLAINTIFFS HAVE STATED A CLAIM UNDER SECTION 47 OF THE ICA

A. The Management Agreements Are Void Because They Were Procured In Violation Of The ICA

Section 47 of the ICA expressly provides for rescission of any agreement "that is made, or whose performance involves, a violation of" the ICA. 15 U.S.C. § 80a-46. Plaintiffs seek to rescind the Management Agreements and allege that they were procured through fraud in violation of the ICA, because the Fund Defendants breached their duty of candor by failing to disclose, at the time they sought approval of the Management Agreements, that they allowed the Funds to be late traded and market timed solely for their own gain, and intended to continue to do so after entering into the contract. Therefore, the Management Agreements were made in violation of Section 15(c) of the ICA, 15 U.S.C. § 80a-15(c), which requires the Managers to disclose all information that reasonably may be necessary for the Trustees to evaluate the proposed agreements. Compls., ¶¶ 607-11, 635. The Fund Defendants' knowing concealment of their conflict even as they were negotiating the agreements, and knowing concealment of their intention to continue acting in their own self interest, and to the detriment of the Funds,

constitutes a breach of their fiduciary duties under Sections 36(a) and (b) of the ICA. Thus, each of the Management Agreements at issue in the Fund Derivative Actions is alleged to be ***made*** in violation of the ICA. *See Brown v. Bullock*, 194 F. Supp. 207, 232 (S.D.N.Y. 1961), *aff'd*, 294 F.2d 415 (2d Cir. 1961) (proxy contract fraudulently procured in violation of the ICA is void under Section 47).

Courts traditionally look to Section 29 of the Securities Exchange Act of 1934 for guidance when interpreting Section 47. Most courts hold that contracts induced by fraud in violation of the Exchange Act are voidable under Section 29 of that statute. *See, e.g., Kidder Peabody & Co., Inc. v. Unigestion Int'l, Ltd*, 903 F. Supp. 479, 498 (S.D.N.Y. 1995)(contracts to purchase securities induced through fraud are "unlawful contracts" voidable under Section 29).

B. The Management Agreements May Be Rescinded Because The Fund Defendants Breached Their Fiduciary Duties While Performing The Agreements

Plaintiffs also allege that the Fund Defendants' ***performance*** of the Management Agreements violated the ICA because they encouraged or permitted late trading and market timing to injure the Funds solely to maximize their fees. Compls., ¶¶ 81-82. 88-89, 636. The Fund Defendants argue that the Section 47 claim must be dismissed because the Management Contracts are not unlawful on their face, even though they may have been performed unlawfully. Fund Defs. Br. at 35. The defendants cite three cases interpreting Section 29(b) of the Exchange Act in support of their argument, none of which require dismissal of plaintiffs' Section 47 claim.

In *Drasner v. Thomson McKinnon Securities, Inc.*, 433 F. Supp. 485 (S.D.N.Y. 1977), the plaintiff sought to rescind a series of call options[16] he wrote through his broker, Thomson

[16] The call options gave the purchasers the right to acquire the target stocks from Drasner at stated prices if the prices of the stocks rose in the market. 433 F. Supp. at 488-89.

McKinnon, because he claimed it was unlawful for the broker not to have required him to deposit security for potential losses. There was nothing unlawful about the agreement between Drasner and Thomson McKinnon; it was a lawful brokerage account. Nor was there anything unlawful about Thomson McKinnon's performance of the brokerage agreement: the law permitted Drasner to write the options without a "margin" requirement. Here, by contrast, plaintiffs allege that the contracts were unlawfully procured and unlawfully performed.[17]

Zerman v. Jacobs, 510 F. Supp. 132, 135 (S.D.N.Y. 1981), *aff'd*, 672 F.2d 901 (2d Cir. 1981) and *GFL Advantage Fund, Ltd. v. Colkitt*, 272 F.3d 189, 200-01 (3d Cir. 2001), both held only that Section 29(b) of the Exchange Act does not permit a party to rescind unlawful ***transactions***, only unlawful ***contracts***. Here, plaintiffs seek rescission of the advisory ***agreements***, not the timing transactions themselves.

This case is closer to *Regional Properties Inc. v. Financial and Real Estate Consulting Co.*, 678 F.2d 552, 560 (5th Cir. 1982). In *Regional Properties*, the Fifth Circuit allowed two real estate entrepreneurs to seek to rescind agreements with their real estate broker, who sold real estate limited partnership interests to them without having registered with the SEC as a broker-dealer, in violation of the Exchange Act. Even though the agreements were ***"perfectly lawful on their face"*** (*id.* at 561 (emphasis added)), the Fifth Circuit upheld the claim, holding that Section 29(b) of the Exchange Act permitted rescission of agreements that are "illegal when made ***or as in fact performed***." *Id.* (emphasis added).

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[17] Several courts have questioned *Drasner*. *See, e.g., Rhoades v. Powell*, 644 F. Supp. 645, 664 (E.D. Cal. 1986) *aff'd*, 961 F.2d 217 (9th Cir. 1992) ("it is difficult to conclude that the court in *Drasner* correctly interpreted the section"); *Regional Properties, Inc. v. Financial and Real Estate Consulting Co.*, 678 F.2d 552, 560 (5th Cir. 1982)("A statute that voided only contracts by which persons have agreed in express to violate the Act would be so narrow as to be a waste of the congressional time spent in its enactment.")

Because the Management Contracts were induced by misrepresentations or omissions of material fact concerning the Fund Defendants' management of the Funds, and because they breached their fiduciary duties to the Funds while they were managing the Funds under the contracts, the Complaints state a claim for rescission under Section 47 of the ICA.

IV. FUND DERIVATIVE PLAINTIFFS ASSERT VALID CLAIMS FOR CONTROL PERSON LIABILITY UNDER SECTION 48 OF THE ICA

The plaintiffs allege valid claims for "control person" liability under Section 48 of the ICA against the parent companies that controlled the advisers and their affiliates, and the officers and trustees who engaged in or were directly implicated in permitting and facilitating market timing in the Funds. Compl., ¶¶ 644-648. Section 48 of the ICA imposes secondary liability on one who controls any person who violated another provision of the ICA. *See* 15 U.S.C. § 80a-47. Thus, stating a valid claim for a primary violation of the ICA carries with it a valid claim for secondary liability against the control persons of the primary violator.

The Fund Defendants claim, without authority, that there is no private right of action under Section 48. Fund Defs. Br. at 37, n. 37. The law is to the contrary. Courts generally assume without question that a private right of action exists against control persons wherever a valid claim for a primary violation of the ICA is asserted. *See, e.g., In re ML-Lee Acquisition Fund II,* 848 F. Supp. at 538-546 (assuming such a private right under Section 48 for control person liability after finding that private right of action exists under Sections 17(j), 36(a), and 57 of the ICA). It would be anomalous to deny a right of action against a control person under Section 48 where there is a private right of action against the primary violator. *See Jerozal v. Cash Reserve Mgmt., Inc.* No. 81 Civ. 1569, 1982 U.S. Dist. LEXIS 16566, at *49 (S.D.N.Y. Aug. 10, 1982) ("Having recognized both express and implied rights under some other sections of the 1940 Act, it appears only logical to give effect to section 48(a).")

In their motion to dismiss the class action, the Fund Defendants argue that Section 48 secondary liability will attach only if there is "culpable participation" by the secondary violators. The federal securities law violations alleged by the class plaintiffs are fraud claims governed by the specificity requirements of Rule 9(b) of the Federal Rules. In contrast, the Fund Derivative Plaintiffs' primary and secondary liability claims under Sections 36(a), 36(b), 47, and 48 of the ICA need only satisfy the notice pleading requirements of Rule 8. The Fund Defendants do ***not*** argue otherwise. Thus, to state a claim under Section 48, the plaintiffs need only allege a primary violation of the ICA and facts of control. *See In re Royal Ahold N.V. Secs. & ERISA Litig.*, 351 F. Supp. 2d 334, 408 (D. Md. 2004)(facts of control need only be pled under Rule 8). It is not necessary for the Fund Derivative Plaintiffs to allege detailed facts of "culpable participation" in order to make out a claim for secondary liability. *Id.*

Because plaintiffs allege valid claims for primary violations of Sections 36(a), 36(b), and 47, they also state a valid claim for secondary liability of control persons under Section 48.[18]

V. QUESTIONS RELATING TO THE FACT OR MEASURE OF DAMAGES CANNOT BE DETERMINED UPON THE MOTIONS TO DISMISS

A. The Fund Regulatory Settlements Do Not Compel Dismissal Of The Fund Derivative Complaints

The defendants place great emphasis on the regulatory settlements many of the Fund

[18] The Fund Defendants make the absurd argument that Section 48 control person liability for a primary violation of Section 36(b) is inconsistent with the express provisions of Section 36(b) limiting liability to the advisers and their affiliates and 36(b)(3) limiting liability to the recipient of compensation. While Section 36(b) expressly states who may be a ***primary*** violator, the statute does not prohibit the control persons of ***those*** entities from being ***secondary*** violators. The statute also does not restrict liability to ***direct*** recipients of compensation. *See Halligan v. Standard & Poor's/Intercapital, Inc.*, 434 F. Supp. 1082, 1084 (E.D.N.Y. 1977)(Section 36(b) does not limit actions to direct recipients of compensation).

families have entered into with the SEC, the NYAG, and other state enforcement authorities[19] that resolve the claims brought by those regulators. The defendants urge this Court to conclude that the regulatory settlements have fully satisfied all of the claims brought by the private plaintiffs in these actions.

To begin, the record does not indicate that ***any*** mutual fund investment company has been awarded or received so much as one dollar from any regulatory settlement, nor that it ever will. No matter how the proceeds of any regulatory settlement may be distributed at some indefinite time in the future, it is far from certain that the Funds will be fully compensated for the billions of dollars paid to the dishonest Managers or for the hundreds of millions of dollars in unlawful profits skimmed off the Funds by the timers, their facilitators, brokers, and bankers. Nor should the Fund Defendants be heard to argue that the reduction of future fees required by some state regulatory settlements, if and when they are implemented, completely extinguishes all claims on behalf of the Funds. The defendants have not made any showing regarding the reduced future fees. There is no evidence in the record that any fees have been reduced or when they may be reduced in the future. Nor is there any evidence in the record to support a finding that the future reductions fully or even partially discharge claims for recovery of ***past*** fees.

Moreover, none of those settlements purports to release or compromise the Fund Derivative Claims. All of the SEC settlements expressly prohibit the defendants from setting off the civil penalty portion of the payments to the SEC against any civil claim.[20] Plainly, all the

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[19] The regulatory settlements are collected in Exhibit B to the Declaration of Wesley R. Powell in Support of the Motion to Dismiss Plaintiffs' Consolidated Amended Fund Derivative Complaints ("Powell Decl.").

[20] *See* Powell Decl., Ex. B.

settlements contemplated that these private enforcement actions would continue after the settlements were finalized.

Nonetheless, the defendants argue that the regulatory settlements ***fully*** satisfy and discharge ***any*** defendant's liability to ***any*** plaintiff on ***any*** claim. The Funds are entitled to recover all fees, compensation, and other substantial payments they paid to the faithless and dishonest Managers during the period of late trading and market timing. The law of all the relevant jurisdictions recognize forfeiture as the appropriate measure of damages against a faithless fiduciary.[21] No regulators have sought the full measure of such damages, or even anything approaching it.

The defendants' sweeping argument that the undistributed settlement amounts fully compensate the Funds for damages resulting from the late and short-term trading in the Funds is wrong for at least three reasons. *First*, neither the SEC nor any other regulatory agency has brought or purported to settle a claim under Section 36(a) or 36(b) of the ICA against any defendant in any Fund case. Only the Fund Derivative Plaintiffs have properly asserted those claims. *Second*, neither the SEC nor any other agency has brought or purported to settle any claim against any Trustee for breach of their fiduciary duties to the Funds. Only the Fund Derivative Plaintiffs have properly asserted those claims. *Third*, and most importantly, the argument raises complex fact questions regarding the proper measure of damages that cannot be

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[21] RESTATEMENT (SECOND) OF AGENCY § 469, cmts. a-e (1958); *FMC Corp. v. Boesky*, 36 F.3d 255 (2nd Cir. 1994); *see also Soam Corp. v. Trane Co.*, 202 A.D.2d 162, 163 (App. Div. 1994); *Bonneau v. Crossland Mortg. Corp.*, 2001 U.S. Dist. LEXIS 7824, at *2-3 (D. Or. 2001)(quoting *American Timber & Trading Co. v. Niedermeyer,* 558 P.2d 1211, 1222 (Sup. Ct. Or. 1976)("The general rule . . . is that a corporate officer who engages in activities which constitute either a breach of his duty of loyalty or a willful breach of his contract of employment is not entitled to any compensation for services rendered during that period of time even though part of those services may have been properly performed")); *Wilshire Oil Co. v. Riffe*, 406 F.2d 1061 (10th Cir. 1969), *cert. denied,* 396 U.S. 843 (1969); *Lawson v. Baltimore Paint & Chem. Corp.,* 347 F. Supp. 967 (D. Md. 1972)*; Frederick Chusid & Co. v. Marshall Leeman & Co.*, 326 F. Supp 1043 (S.D N.Y. 1971).

resolved on a motion to dismiss. Those fact questions may only be resolved if the Court converts these motions to motions for summary judgment under Rule 56. In that event, the Fund Derivative Plaintiffs require discovery in order to prepare meaningful responses to defendants' summary judgment motions.

B. The Regulatory Settlements Do Not Compromise The Claims Asserted On Behalf Of The Funds In These Private Actions

It is axiomatic that the regulatory settlements do not preclude the continuation of these Fund Derivative Actions. For example, in *Sam Fox Publishing Co. v. United States*, 366 U.S. 683, 689 (1961), the Supreme Court held that "private and public [antitrust] actions were designed to be cumulative, not mutually exclusive." In *Picardi v. Chicago Truck Drivers*, 581 F. Supp. 794 (N.D. Ill. 1983), the defendants moved for summary judgment on the basis that a civil action was barred by a consent decree between the defendant and the Secretary of Labor. The district court denied the motion, even though the consent decree and the private action concerned the same subject matter. *Id.* at 797. In particular, the court rejected the union defendant's argument that a payment by it would "constitute a total release of any and all claims asserted by the Secretary of Labor." *Id.* at 799.

While the regulators and the private litigants have the right to litigate the same claims, neither the SEC nor any other regulatory agency has brought or purported to settle a claim under Section 36(b) of the ICA against any defendant in any case. In addition, neither the SEC nor any other agency has brought or purported to settle any claim against ***any*** Trustee for breach of their fiduciary duties to the Funds. Only the Fund Derivative Plaintiffs have properly asserted those claims. To the extent that the plaintiffs seek to recover damages from the Trustees, they are the only parties who have pursued those claims.

Plainly, if the Fund Derivative Plaintiffs are entitled to litigate claims at the same time as the SEC or state regulators, and the regulatory agencies have chosen not to pursue those claims, the law will not extinguish the private plaintiffs' claims simply because the agencies have settled ***different*** claims against ***different*** defendants.

C. Whether The Regulatory Settlements Discharge Any Claims Must Be Decided By Summary Judgment Or Trial *After* Plaintiffs Have An Opportunity To Complete Discovery

The defendants argue that the payments required under the regulatory settlements discharge all claims against all defendants. Apart from the legal deficiencies discussed in Section B above, this argument raises fact questions that cannot be decided on a motion to dismiss; they may only be decided on a motion for summary judgment or at trial, based on a full evidentiary record.

If the Court considers facts outside the four corners of the pleadings, the proper procedure is to convert the defendants' dismissal motion into a summary judgment motion and hold off any decision until the conclusion of discovery so that plaintiffs have a reasonable opportunity to respond fully to the motion. *See* Fed. R. Civ. P. 12(b)("if . . . matters outside the pleading are presented to and not excluded by the court, the motion ***shall*** be treated as one for summary judgment and disposed of as provided in Rule 56"); *Chapin v. Knight-Ridder, Inc.*, 993 F.2d 1087, 1109 n. 9 (4th Cir. 1993)("district court must convert the action to a Rule 56 motion for summary judgment").

If the Court considers the motion under Rule 56, it must give "all parties . . . reasonable opportunity to present all material made pertinent to such a motion by Rule 56." *Evans v. Techs. Applications & Serv. Co.*, 80 F.3d 954, 961 (4th Cir. 1996)(quoting *Celotex Corp. v. Catrett*, 477 U.S. 317, 322 (1986))(summary judgment is appropriate only after adequate time for discovery); *Payman v. Mirza*, 82 Fed.Appx. 826, 2003 WL 22952588, at *1 (4th Cir. Dec. 16, 2003) (slip

op.) (party may survive summary judgment motion if he presents valid reasons justifying failure of proof under Rule 56(f)).

The damage issues raised by defendants' motion include, but are not limited to:

(1) whether the regulatory agencies sought to recover all fees and other consideration paid to the Managers by the Funds during the period of time late trading and market timing was occurring;

(2) whether the regulatory settlements in fact recovered all fees and other consideration paid to the Managers by the Funds during that period of time;

(3) whether the regulatory agencies sought to recover all profits (including insider trading profits) earned by the Managers from late trading or market timing;

(4) whether the regulatory settlements in fact recovered all profits (including insider trading profits) earned by the Managers from late trading or market timing;

(5) whether the regulatory settlements permit the settlement amounts, or any portion thereof, to be set off against the defendants' liability in the Fund Derivative Actions; and

(6) whether any portion of the settlement amounts will be allocated to the Funds to satisfy or reduce the amounts sought in the Fund Derivative Actions.

Following motion practice, the Court has permitted certain limited discovery to proceed in the Fund Derivative Actions. In addition, as the Court has been advised, certain of the Fund family defendants have granted permission for plaintiffs' counsel to communicate with the IDCs. The IDCs have provided information to plaintiffs' counsel about the scope of their work and their preliminary findings.[22] The discovery provided to date does not provide complete answers

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[22] At present, the recommendations of the IDCs have not been published for public comment and have not been accepted by the SEC. No distributions can be made of the SEC settlement proceeds before the IDC distribution plans become final.

to any of these important questions. Moreover, while incomplete because of the stage of the proceedings, the information provided by the IDCs suggests that the regulatory settlements do not and cannot satisfy or discharge the Fund Derivative Plaintiffs' claims.

The plaintiffs have not had an opportunity to conduct, much less complete, discovery in these cases. *See* the concurrently filed Affidavit of Demet Basar Pursuant to Rule 56(f) in Opposition to Fund Defendants' Motion to Dismiss Fund Derivative Complaints ("Rule 56(f) Affidavit"), ¶¶ 5-14. As described in the Rule 56(f) Affidavit, the plaintiffs have not received discovery relating to the formation of the Management Agreements or to the fees, compensation, and other substantial payments paid to the Fund Defendants; nor have they received discovery relating to the harm caused to the Funds by late trading and market timing. *Id.*, ¶¶ 7-9. Thus, they cannot determine the full extent of the damages the Funds may recover. In addition, the plaintiffs have not received discovery relating to the amount of any payments to the Funds from the regulatory settlements – which they believe to be zero in any event. *Id.*, ¶¶ 10-13. Thus, the plaintiffs cannot determine what amounts, if any, it would be appropriate to consider as set off against the damages they are seeking in these Derivative Actions.

VI. THE INVESTMENT COMPANIES HAVE FAILED TO ENFORCE THE RIGHTS ASSERTED IN THE FUND DERIVATIVE COMPLAINTS

Federal Rule of Civil Procedure 23.1 permits a shareholder to bring a derivative action to enforce a right belonging to a corporation (or investment company) when the company has "failed to enforce a right which may properly be asserted by it".[23] Defendants do not dispute that the claims asserted in the Fund Derivative Actions, other than the claim under Section 36(b),

[23] Delaware, Massachusetts and Colorado have similar statutes. Del. R. Ch. Ct. 23.1 ("the corporation or association having failed to enforce a right which may properly be asserted by it"); Mass. R. Civ. P. 23.1 (same); C.R.C.P. 23.1 (same). In Maryland, the futility exception is part of the common law. *Werbowsky v. Collomb*, 766 A.2d 123, 134-35 (Md. 2001).

belong to the Funds themselves and could have been asserted by them.[24] Moreover, the Fund Defendants do not deny that the Trustees have not commenced actions to enforce the rights of the Funds to recover for the harm caused by, among other things, their own misconduct, because they have not. The Fund Defendants, who are among the wrongdoers here, argue that the regulatory settlements, which extinguished the ***regulators' claims*** against them, have extinguished – as a matter of law – the right of investors to recover damages from them, and others, on behalf of the mutual fund investment companies.

There are two fundamental and insurmountable flaws with this argument. *First*, a regulatory proceeding does not constitute an action ***by an investment company***. The Trustees did not initiate the regulatory proceedings and they are not in control of them. The failure of the companies themselves to bring these causes of action is therefore sufficient, by itself, to satisfy the threshold requirement of Rule 23.1.

Second, even if regulatory proceedings could, theoretically, be considered an action by the Trustees for purposes of Rule 23.1, the regulators have not asserted the same claims as the Fund Derivative Plaintiffs[25] and, in fact, have not sought ***any*** recovery for the investment companies. The regulators have not asserted Section 36(b) claims to recover for the Funds the consideration and other substantial payments to Advisers, nor have they sought to rescind the advisory contracts. In fact, the regulators have not asserted any claim to recover any damages caused to any Funds by the faithless fiduciaries.

[24] Because Funds cannot bring Section 36(b) claims on their own behalf, Defendants concede that Rule 23.1 does not apply to this claim. Fund Defs. Br. at 13. *See also* Section I.A, *supra*.

[25] Some of the regulators have asserted claims under Section 206 of the IAA, as the Fund Derivative Plaintiffs have, but, unlike plaintiffs, have not asserted claims for rescission of the Management Contracts under Section 215 of the IAA.

A. The Investment Companies Have Done Nothing to Enforce Their Rights

When the Fund Derivative Plaintiffs filed their initial complaints against each of the mutual fund families in this litigation, ***no investment company had taken any action*** to remedy the wrongs committed against them.[26] That is still true today. Even now, nearly two years after the late trading and market timing scandal first made national headlines, no investment company has sued any of the management companies Adviser to recover fees and other compensation, to rescind the fee agreements, or to obtain any other relief from the Managers.[27] In fact, other than one action by certain MFS entities against two third parties, the investment companies have not sued ***any*** of the wrongdoers named in the Fund Derivative Complaints.[28] Nor have the Trustees taken any other action to recoup the losses sustained by the Funds. To the contrary, as alleged in the Complaints, even after the scandal broke, the Trustees complacently continued to approve the Management Contracts each year, without even lowering the Managers' compensation.

Defendants raise the contrived and unsupported argument that the Trustees have taken "action" sufficient to bar a derivative suit under Rule 23.1 because they supposedly are

[26] The relevant date for evaluating whether the Trustees took action on behalf of the Funds is the date on which the first derivative complaints were filed in each case. *See* Section VI.B.3, *infra.*

[27] The Court should keep in mind that the Trustees who took no action to recover damages for the Funds are the same Trustees who idly sat by as hundreds of billions of dollars flowed through the Funds for the benefit of the Advisers and their affiliates, the timers, their bankers, brokers, and facilitators, all to the detriment of the Funds.

[28] The MFS Funds and MFS Funds Distributors, Inc., filed suit against Daniel Calugar and Security Brokerage Inc. ("SBI") on December 19, 2003. That action was not filed until after plaintiff Bruckner filed his Fund Derivative Complaint on December 11, 2003. *Bruckner v. MFS*, Case No. 03-12483 (D. Mass.). Moreover, the MFS Funds have not taken any legal action against anyone other than Calugar and SBI, such as Massachusetts Financial Services Company (the adviser), MFS Service Center (the transfer agent), any MFS Trustees, Bank of America, Corp., Banc of America Securities, Aurum Securities Corp., Aurum Capital Management, Trautman Wasserman & Company, Inc., Pritchard Capital Partners LLC, Salomon Smith Barney, Inc., Canary Capital Partners, LLC, or Edward Stern (timers and/or facilitators), all of whom have been sued by the Fund Derivative Plaintiffs. *See* Amended Complaint, *MFS Fund Distributors Inc. et al. v. Calugar et al.* (S.D.N.Y. filed May 27, 2004) (No. 04-666).

"cooperating" and "participating" in the regulatory proceedings.[29] Fund Defs. Br. at 16. Such *de minimis* (and doubtless involuntary) involvement in the ***Managers'*** regulatory settlements hardly amounts to "enforcement" of the Funds' rights, because, as discussed in Section VI.B.2 below, the proceedings had nothing to do with enforcing the Funds' rights.

In any event, none of the cases cited by defendants supports their argument that conduct short of litigation is a bar to a derivative suit under Rule 23.1. In *In re Delta & Pine Land Co. Shareholders Litig.*, No. 17707, 2000 Del. Ch. LEXIS 91 (Del. Ch. June 21, 2000), the case on which the defendants principally rely, the directors ***actually did commence litigation*** – against the same defendants and to obtain the same relief, as the shareholders had sought in their derivative action. The Delaware Chancery Court held that the shareholder-plaintiffs could not possibly plead demand futility because the Delta directors ***in fact commenced the action*** on the same day the shareholders sued, albeit a few hours later. *Id.* at *6 & nn. 13 and 14 ("this Court should inquire no further if it finds that the corporate directors are litigating the same claims advanced in the derivative action")(quoting *Silverzweig v. Unocal Corp.*, No. 9078, 1989 Del. Ch. LEXIS 4 (Del. Ch. Jan. 19, 1989). *In re Delta* does not hold or even suggest that directors who do not commence litigation nonetheless may be found to be enforcing the corporation's

[29] There have been no regulatory proceedings in the Alger, Excelsior, Federated and Scudder Funds. Where regulatory proceedings have been brought, the Trustees' participation consisted primarily, if not exclusively, of approving the Advisers' selection of an Independent Distribution Consultant ("IDC") to develop a Distribution Plan for the distribution of the funds paid in the settlement, and, in some instances, to approve the Plan itself. *See, e.g.*, Powell Decl., Ex. B.5 (2/9/05 Nations SEC Settlement), ¶¶ 139 ("Respondents shall retain . . . the services of an [IDC] not unacceptable to . . . the independent trustees of the Nations Funds mutual funds"); *Id.*, Ex. B.13 (8/18/04 Janus SEC Settlement), ¶ 33 ("JCM shall retain . . . the services of an [IDC] not unacceptable to . . . the independent Trustees of the Janus funds"); *Id.*, B.14 (2/5/04 MFS SEC Settlement), § IV.C.1. (MFS shall retain . . . the services of an [IDC] acceptable to . . . the independent directors of the MFS Retail Funds"); Defs. Ex. B.23 (5/20/04 Strong SEC Settlement), ¶ 56 ("SCM undertakes to retain . . . the services of an [IDC] not unacceptable to . . . the independent Directors of the Strong funds").

rights for purposes of Rule 23.1.[30]

B. The Regulatory Actions Are No Substitute for Action By The Investment Companies Themselves

1. An Action By Third Parties Is Irrelevant Under Rule 23.1

As the Supreme Court has held, a derivative action may be brought "'to enforce a right of a corporation' when the ***corporation itself*** has 'failed to enforce a right which may properly be asserted by it' ***in court***." *Daily Income Fund*, 464 U.S. at 533-34 (emphasis added). The Supreme Court observed, "federal courts exercising their equity powers had commonly entertained suits by minority stockholders to enforce corporate rights in circumstances where the ***corporation*** had failed to ***sue*** on its own behalf." *Id.* at 529 (emphasis added). Thus, actions brought by third parties, such as the regulators here, are irrelevant; the relevant actor for purposes of the Rule 23.1 analysis is the corporation. Defendants do not – because they cannot – cite any authority to the contrary.

2. The Regulatory Proceedings Do Not Assert the Same Claims Or Seek The Same Relief As The Fund Derivative Actions

Even if this Court properly could consider the regulatory actions in determining whether the Funds were enforcing their own rights, the regulatory actions at issue here do not seek to enforce the rights asserted in the Fund Derivative Complaints.

No court has ever held that the prosecution of actions ***by third parties***, such as the SEC or state attorneys general, asserting different claims against a limited number of defendants for the benefit of persons ***other*** than the corporation, prohibits a shareholder from suing derivatively on

[30] Likewise, in *Silverzweig*, the corporation already had commenced an action on the same claims the derivative plaintiff wanted to pursue. 1989 Del. Ch. LEXIS 4. In *Felzen v. Andreas*, 134 F.3d 873, 875 (7th Cir. 1998), the only other case cited by defendants, the Seventh Circuit held that a shareholder who fails to intervene in a derivative action lacks standing to object to a proposed settlement entered into by the plaintiff shareholder. *Felzen* has no relevance to these actions.

behalf of the corporation to recover other damages from the same defendants on other claims belonging to the corporation or from other defendants not sued by the third parties. Without citation to any authority, that is precisely what the Fund Defendants urge this Court to do here.

3. The Regulatory Settlements Occurred After These Derivative Actions Were Commenced

The regulatory proceedings are irrelevant for yet another reason: the settlements in those proceedings came well after these Fund Derivative Actions were brought.[31] Compliance with Rule 23.1 is determined as of the date of the original filing of the complaint. *Aronson v. Lewis*, 473 A.2d 805, 810 (Del. 1984). Even where, as here, amended complaints have been filed, the circumstances prevailing as of the date of the original filing determine whether Rule 23.1 has been satisfied. *Blasband v. Rales*, 971 F.2d 1034, 1049 (3d Cir. 1992); *Harris v. Carter*, 582 A.2d 222, 228 (Del. Ch. 1990); *In re Fuqua Indus., Inc. Shareholder Litig.*, No. 11974, 1997 Del. Ch. LEXIS 72, at *49 (Del. Ch. May 13, 1997); *In re Polymedica Corp.*, No. 01-3446, 2002 Mass. Super. LEXIS 72, at *42 (Mass. Super. July 16, 2002); *McCall v. Scott*, 239 F.3d 808, 815 (6th Cir. 2001); *In re Oxford Health Plans, Inc.*, 192 F.R.D. 111, 114 n.1 (S.D.N.Y. 2000)(limiting an analysis of demand futility to events occurring before the first of seven derivative complaints was filed). Thus, the settlements, all of which were announced and concluded well after the derivative complaints were filed,[32] have no bearing on the question of whether the Trustees were enforcing the Funds' rights.

[31] *See* attached Appendix (table comparing filing dates of original derivative complaints with first announcements of regulatory settlements).

[32] *See* Powell Decl, Ex. B.

VII. PLAINTIFFS HAVE SUFFICIENTLY ALLEGED FUTILITY OF DEMAND[33]

As courts have recognized for over a century, plaintiffs are not required to make demand on a board of directors when demand would be a useless or idle ceremony. Plaintiffs need only plead particularized facts that create a reasonable doubt whether a board "could have impartially considered and acted upon the demand," if one had been made. *Aronson*, 473 A.2d at 809. Plaintiffs' particularized allegations here easily meet this standard.

A. The Standard For Pleading Demand Futility

While the substantive law of the state of incorporation controls the question of *whether* demand should be excused, *Kamen,* 500 U.S. at 100, whether the plaintiffs' demand allegations have been pled with sufficient *particularity* is determined by federal law, *i.e.*, under Rule 23.1. *See Grill v. Hoblitzell*, 771 F. Supp. 709, 711 n. 2 (D. Md. 1991); *Geer v. Cox*, 242 F. Supp. 2d 1009, 1019 (D. Kan. 2003). Thus, plaintiffs' demand allegations relating to the Trustees' state of mind – *e.g.*, whether they abdicated their fiduciary duties in bad faith – can be averred generally under Rule 8. *See Stern v. General Electric Co.*, 924 F.2d 472, 476-77 (2d Cir. 1991).

In order to satisfy Rule 23.1, "the pleader is not required to plead evidence." *See, e.g.*, *Miller v. Loucks*, No. 91 C 6539, 1992 U.S. Dist. LEXIS 16966, at *15 (N.D. Ill. Nov. 5, 1992) (Rule 23.1 "does not require Plaintiffs to go so far as to plead evidence since discovery is foreclosed"). Defendants' argument that plaintiffs must "demonstrate" or "establish" that the Trustees could not have been impartial (Fund Defs. Br. at 19), and that plaintiffs must show that they are "substantially likely to succeed" (*id.* at 31), is incorrect. Plaintiffs need only allege particularized facts that raise a reasonable doubt that the board could be impartial in considering demand. *Rales v. Blasband*, 634 A.2d 927, 934 (Del. 1993); *In re PolyMedica Corp.*, 2002

[33] As noted above, the parties agree that demand is not required for the claim asserted under Section 36(b) of the ICA.

Mass. Super. LEXIS 271, at *43. Plaintiffs are not required to plead facts that would be sufficient to support a judicial finding of demand futility. *Grobow v. Perot*, 539 A.2d 180, 186 (Del. 1988). Nor are they required to demonstrate a reasonable probability of success on the merits. *Rales*, 634 A.2d at 934.

Moreover, as with any motion to dismiss, the Court must accept as true all of plaintiffs' demand futility allegations and draw all reasonable inference in plaintiffs' favor. *McCall,* 239 F.3d at 816 (6th Cir. 2001) (applying Delaware law); *In re PolyMedica* , 2002 Mass. Super. LEXIS 271, at *43 (Massachusetts law); *Werbowsky v. Collomb,* 362 Md. 581, 620-621 (Md. 2001)(Maryland law).

B. Demand Should Be Excused Because The Trustees Approval Of The Management Contracts Without Investigation Exposed Them To Significant Risk Of Liability

In arguing that demand should not be excused, defendants wholly ignore plaintiffs' allegations that, despite knowing about late trading and market timing, the Trustees routinely rubber-stamped lucrative Management Contracts without conducting even the most cursory investigation of whether the Managers were allowing the Funds to be late traded and timed, which they knew caused great injury to the Funds. These facts are sufficient to excuse demand under the law of Delaware, Massachusetts and Maryland.[34]

In derivative actions where the board is accused of active misconduct – such as the Trustees' approval of the Management Contracts without a reasonable investigation – courts generally employ the test articulated in *Aronson v. Lewis*, under which demand is excused where a plaintiff pleads particularized facts that support *a reasonable doubt* whether: (1) a majority of

[34] Defendants acknowledge that most of the investment companies in these cases are organized under Delaware, Massachusetts or Maryland law. Fund Defs. Br. at 18.

the directors are disinterested or independent; or (2) "the challenged transaction was otherwise the product of a valid exercise of business judgment." 473 A.2d at 814.

Contrary to Defendants' claim, there is ***no*** requirement under the law of the relevant states that trustees must have derived a personal benefit in order for demand to be excused. *See, e.g., Smith v. Van Gorkom*, 488 A.2d 858, 872 (Del. 1985) (business judgment rule does not protect trustees who have breached their duty of care); *In re PolyMedica*, 2002 Mass. Super. LEXIS, at * 44 (substantial likelihood of liability is a disabling interest even when trustees are sued "for wrongdoings not related to personal pecuniary gain"); *Werbosky*, 766 A.2d at 620 (demand can be excused when the complaint alleges trustees are "committed to the decision in dispute").

As defendants admit, under the first prong of *Aronson*, the Trustees lack "independence" if they are financially or personally beholden to a corporation or to someone else or lack "disinterestedness" when they face a substantial likelihood of personal liability, either of which renders them unable to consider a demand impartially. Fund Defs. Br. at 26; *see Aronson*, 473 A.2d at 815-16; *In re PolyMedica,*[35] 2002 Mass. Super. LEXIS 271, at *44 (under Massachusetts law, a disabling interest is present for demand purposes when "the potential for liability is not a mere threat but instead may rise to a substantial likelihood");[36] *Werbowsky v. Collomb*, 766 A.2d

[35] *PolyMedica* held that demand would have been futile because a majority of the directors had a financial interest in the transaction that was the subject of the demand. *Id.* at *23.

[36] In *PolyMedica*, the court noted that Massachusetts adopted the definition of an "interested" director from the ALI's Principles of Corporate Governance, which provides that a director is "interested" if he "approved of or acquiesced in" the misconduct at issue or if particularized facts are alleged "that, if true, raise a significant prospect that the director would be adjudged liable to the corporation or its shareholders." 1 ALI Principles of Corporate Governance: Analysis and Recommendations § 1.23 (1994). *Id.*, 2002 Mass. Super. LEXIS 271, at *29 (emphasis added). *Harhen v. Brown*, 431 Mass. 838 (2000), cited by defendants, is not to the contrary. In *Harhen*, a demand refused case in which the business judgment rule governs, the Massachusetts Supreme Judicial Court, relying on the same ALI definition of (continued...)

123, 144 (Md. 2001) (under Maryland law, demand is excused where the "directors are so personally and directly conflicted . . . that they cannot reasonably be expected to respond to a demand in good faith and within the ambit of the business judgment rule").[37]

In the present case, the Trustees fail the first prong of the *Aronson* test *not* because they lack independence, but because they are "interested" in these claims when they face substantial likelihood of personal liability. Because the *Aronson* test is disjunctive – reasonable doubts about *either* prong of the *Aronson* test is sufficient to excuse demand – this determination is sufficient, by itself, to defeat the motion to dismiss.

But here, the Trustees also fail the second prong of the *Aronson* test – reasonable doubts about the applicability of the business judgment rule – because that rule requires that, when making a business decision, trustees must "[act] on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the company." *Aronson*, 473 A.2d at 812; *Demoulas v. Demoulas Super Mkts.*, 424 Mass. 501, 528 (1997); Md. Corps. & Assn's Code Ann. § 2-405.1(a). The business judgment rule does not insulate trustees when there is a reasonable doubt that they informed themselves of "all material information available to them." *Aronson*, 473 A.2d at 812; *In re PolyMedica*, 2002 Mass. Super. LEXIS 271, at *46.

Here, the Trustees had not only a fiduciary duty, but a statutory duty to conduct a reasonable investigation before making the most important decision there is for a mutual fund

(...continued)
interestedness, recognized that "significant contrary personal interests" would compromise a director's ability to consider demand. *Id.* at 844.

[37] In *Werbowsky,* the Maryland Supreme Court held that futility of demand was not established where plaintiffs alleged only that the trustees received large fees, wanted to retain their positions, and wanted to continue their business relationships with the company on whose board they served. *Id.* at 145. This is precisely the same result that would be reached under Delaware law. *See Grobow v. Perot*, 539 A.2d 180, 188-189 (Del. 1988).

family – hiring advisers to manage the billions of dollars invested by long-term shareholders. Section 15(c) of the ICA mandates that trustees secure all "information as may reasonably be necessary to evaluate the terms" of a management contract, and requires managers to furnish such information, before the trustees approve such contracts every year.[38] 15 U.S.C. § 80a-15(c). The purpose of ICA provisions such as Section 15(c) is to enable trustees to meaningfully evaluate the performance of managers at regular intervals, to maintain control over them, and to give the trustees an opportunity to terminate advisory contracts if the managers' performance is not satisfactory. *Brown* 294 F.2d at 420-21; *Taussig v. Wellington Find, Inc.*, 187 F. Supp. 179, 196 (D. Del. 1960), *aff'd*, 313 F.2d 472 (3d Cir. 1963).

Despite this statutory mandate, the Fund Trustees recklessly failed to request or secure readily available information that would disclose the existence and magnitude of both negotiated and "under the radar" late trading and timing in the Funds. Timing is easily detected, including by tracking the volume of "round trips" or "in and out" trades – some as short as one day – made by investors; monitoring the largest dollar-amount investments; or simply checking whether shareholder turnover ratios exceed a baseline, because a high ratio of shares redeemed to shares outstanding strongly indicates the presence of market timing. Compls., ¶¶ 68, 70-71. It was incumbent upon the Trustees to secure at least this minimal amount of information to gauge whether the Managers were fulfilling their statutory fiduciary duties to act in the best interests of the Funds, as required by Section 36(b) of the ICA, before renewing the contracts each year. *Cf. Galfand v. Chestnutt*, 402 F. Supp. 1318, 1325 (S.D.N.Y. 1975) (where the only information

[38] Under Section 15(a)(2) of the ICA, an advisory contract with a term of more than two years must be approved at least annually by a board of directors. 15 U.S.C. § 80a-15(a)(2). Section 15(a)(3) provides that an advisory contract must be terminable at any time, without penalty, by a board on 60 days notice. *Id.*, § 80a-15(a)(3).

before a board that was considering an increase in expense ratios was the turnover rate, the number of shareholders, and information about management expenses, board failed to fulfill its obligations under Section 15(c)), *aff'd*, 545 F.2d 807 (2d Cir. 1976).

The Fund Trustees' blind approval of the Management Contracts, without a reasonable investigation, violates their common law and statutory duties under Section 15(c) of the ICA, and is not the kind of informed decision-making protected by the business judgment rule.[39] Indeed, the Trustees' conduct here amounts to a complete failure to exercise business judgment. In *In re The Walt Disney Company Derivative Litigation*, 825 A.2d 275 (Del. Ch. 2003), the court excused demand because it found "the Disney directors failed to exercise *any* business judgment and failed to make *any* good faith attempt to fulfill their fiduciary duties to Disney and its stockholders." *Id.* at 278. Just as the Trustees approved lucrative advisory agreements here, the Disney directors approved a lucrative employment agreement for Michael Ovitz as the company's President, yet they never asked for or examined internal documents that discussed the pros and cons of the agreement, sought an expert opinion on the proposed contract, or compared the Ovitz contract to other similar contracts in the industry. The court concluded, in language equally applicable here, that the board's approval of the contract was not protected by the business judgment rule because the "directors consciously and intentionally disregarded their responsibilities, adopting a 'we don't care about the risks' attitude concerning a material corporate decision." *Id.* at 289.

The Trustees' automatic rubber-stamping of the multi-million dollar Management Contracts is all the more egregious because they were reckless in not knowing that there was

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[39] Indeed, some Fund Trustees, such as the Trustees of Nations Funds, were actively involved in permitting timing by favored timers. Nations Compl., ¶¶ 293-294, 502(j).

timing in their own mutual fund families. As particularized in the Complaints, late trading and market timing were endemic in the mutual fund industry, benefiting not only the Managers and countless "in-and-out" traders, but also many broker-dealers who brokered the illicit arrangements and banks that provided financing. Compls., ¶ 84-87, 89. Given the large number of actors, and the copious coverage of the problem in books and articles,[40] it is inconceivable that the Trustees – the fiduciaries of the Funds – were unaware of the threat posed by market timing. Indeed, after the timing scandal broke, the Managers of half of the 88 largest fund complexes ***admitted*** that they permitted market timing and 25 percent admitted that they permitted late trading. Compls., ¶ 502(f).

The harm caused by late trading and market timing was equally well-known. All of the Funds' prospectuses, which are signed by the Trustees, acknowledge the harmful effects of excessive trading on long term investors by expressly disallowing it or imposing restrictions to deter it.[41] Under these circumstances, the Trustees were on notice that market timing and late trading were threats to the Fund. Moreover, they also knew that those practices created a conflict of interest for the advisers, the distributors, and their affiliates, because of the potential that they could profit from such transactions.

Courts do not hesitate to *infer* from facts such as these, specifically including press reports, that a board *was reckless in not knowing of the problem at issue*, and excuse demand as futile. *See, e.g., In re Abbott Labs. Deriv. S'holders Litig.*, 325 F.3d 795, 806 (7th Cir. 2001)

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[40] Compl. ¶¶ 64, 73, 74.

[41] Alger Compl., ¶ 271; Alliance Compl., ¶ 284; Allianz Dresdner Compl., ¶¶ 265-267; Columbia Compl., ¶¶ 265-267; Excelsior Compl., ¶¶ 266-271; Federated Compl., ¶¶ 282-283; Franklin Compl., ¶¶ 265-268; Invesco Compl., ¶ 289; Janus Compl., ¶¶ 405-416; MFS Compl., ¶¶ 270-271; Nations Compl., ¶¶ 290-292; One Group Compl., ¶¶ 270-277; Pilgrim Baxter Compl., ¶¶ 267-281; Putnam Compl., ¶¶ 291-292; Strong Compl., ¶¶ 264-268; Scudder Compl., ¶¶ 279-281.

(applying Delaware law) (demand excused); *McCall*, 239 F.3d at 823 (applying Delaware law) (demand excused). Indeed, in the wake of the numerous corporate scandals over the last decade, the trend in the law has been to allow derivative actions to go forward when the circumstances indicate that a board was reckless in not addressing issues of which it was or should have been aware. *See, e.g.*, *Felker v. Anderson*, No. 04-0372, 2005 U.S. Dist. LEXIS 4236 (W.D. Mo. Feb. 11, 2005)(demand excused); *In re First Energy S'holders Deriv. Litig.*, 320 F. Supp. 2d 621 (N.D. Ohio 2004)(same); *In re Cendant Corp. Derivative Action Litig.*, 189 F.R.D. 117, 128 (D.N.J. 1999) (demand excused); *In re Oxford Health Plans*, 192 F.R.D. at 116 (same).

In *Abbott*, the Seventh Circuit excused demand and held that there were enough warning signs, including notices in the press, inspections and letters from the FDA, of the corporation's wrongdoing over a six-year period,[42] such that it was reasonable to infer that the board was aware of the problem. The Seventh Circuit noted, "[g]iven the extensive paper trail . . . concerning the violations and the inferred awareness of the problem [by the board], the facts support a reasonable assumption that there was a 'sustained and systematic failure of the board to exercise oversight,' in this case intentional in that the directors knew of the violations of law, [and] took no steps in an effort to prevent or remedy the situation." *In re Abbott Labs.*, 325 F.3d at 809; *see also McCall*, 239 F.3d at 817.

While the facts in *Abbott*, which relate to wrongdoing in a single corporation, may differ, its holding applies with equal force to the cases here. Given the existence of market timing for twenty years,[43] its prevalence in the mutual fund industry, the fund families' policies against

[42] Abbott's wrongdoing over six years resulted in a $100 million regulatory fine. The regulatory settlements here, which generally cover several years of timing, range from $30 million to $600 million, including penalties of $20 million to $140 million. *See* Powell Decl., Ex. A.

[43] Compls., ¶ 64.

excessive trading, and the ease of detecting late trading and market timing, it is reasonable to infer that the Trustees intentionally or recklessly buried their heads in the sand and did nothing to protect the Funds from these practices. Moreover, unlike in *Abbott*, where the directors merely failed to take corrective action, Trustees here took the affirmative step of *approving* lucrative contracts for the Managers that were systematically harming the Funds for their own benefit.

Just last month, in *Miller v. U.S. Foodservice, Inc.*, No. CCB-04-1129, 2005 U.S. Dist. LEXIS 4571 (D. Md. Mar. 23, 2005), this Court refused to dismiss the counterclaims of defendant U.S. Foodservice, Inc. ("USF") and its parent, Royal Ahold, for breach of the duty of care and good faith against Miller, USF's CEO and Chairman of the Board of Directors, because he had warnings that USF's information and reporting systems were deficient, yet did nothing, and, instead, represented that stronger controls were being implemented.[44] *Id.* at *24. The "overlooked" problem in that case resulted in yet another one of the accounting scandals plaguing corporate America in recent years and caused a huge number of investors to suffer substantial damages.[45]

The warning in *Miller* was a 2000 letter from Deloitte & Touche to Miller alerting him to the weaknesses in USF's internal controls. While the "red flags" in *Miller* were not as significant as those in *McCall* and did not "directly suggest that Miller should have suspected wrongdoing," this Court nonetheless held that the facts alleged stated claims for breach of the fiduciary duties of due care and good faith against Miller. *Id.*, at *24-27. The storm warnings here were more ominous than the ones the Court found sufficient in *Miller*.

[44] Here, the Trustees ignored compelling warnings of late trading and market timing, yet represented in public documents that the Funds were protecting the Funds from such misconduct.

[45] *In re Royal Ahold Multi-District Litigation*, MDL No. 1539, in which those investors and others seek redress, is the other MDL proceeding pending before this Court.

The Trustees' unquestioning approval of the Management Contracts was an egregious abdication of their fiduciary duties to the Funds. The potential for substantial liability the Trustees face as a result raises a reasonable doubt that they could have considered demand free from personal concerns. *Rales*, 634 A.2d at 936. Indeed, even after the regulators spelled out the Managers' wrongdoing, these Trustees continued to employ the very same faithless Managers and approved their hefty fees except in those cases where the regulators forced future fee reductions as a condition of settling with the Managers. That these same Trustees could have used their disinterested business judgment to consider a demand, as defendants claim, defies logic.

C. Demand Should Be Excused Because The Trustees Also Faced A Significant Threat Of Liability For Their Reckless Inaction

Plaintiffs' allegations of the Trustees' utter failure to use the tools at hand to detect and prevent late trading and market timing, despite their indisputable knowledge of the harm caused thereby, also give rise to a reasonable doubt that the Trustees could have impartially assessed a demand.

Where a board fails to take action when it should have – such as the Trustees' grossly negligent and sustained failure to oversee the Managers' performance under the Management Contracts and Trustees' deliberate inaction given their knowledge of the harm caused by market timing and late trading – courts generally use the test articulated in *Rales,* which implicates only the first prong of *Aronson*. *See also In re PolyMedica*, 2002 Mass. Super. LEXIS, at *47-48.

Plaintiffs' allegations of the Trustees' failure to prevent and remedy late trading and market timing is precisely the type of reckless board inaction that the Sixth Circuit concluded in *McCall* gave rise to a substantial likelihood of liability, and therefore excused demand for plaintiffs' claims that the trustees intentionally or recklessly breached of their duty of care.

McCall, 239 F.3d at 814. In *McCall*, as here, there was internal information that was available to the board that "would have shown unmistakable signs that improper practices were being employed throughout the corporation." *Id.* at 819. The internal information in these cases includes turnover ratios that were hundreds of times higher than in funds that were not timed. Compls., ¶¶ 68, 70-71. *See Miller*, 2005 U.S. Dist. LEXIS 4571, at *24-25.

McCall is also relevant because several weeks before the filing of the first complaint in *McCall*, federal agents had begun investigating one office of the nationwide company, and *after* the complaint was filed, announced that they had uncovered an unlawful scheme by the company's management. 239 F.3d at 822. The Sixth Circuit held that these "facts [which were] in existence before the derivative claims were filed but not discovered until later, may be considered in determining demand futility." *Id.* at 823. Here, the Funds' boards did nothing even after the NYAG *concluded his investigation and filed his complaint* on September 3, 2004,[46] before the first derivative suit in these consolidated cases was filed. To the extent the Fund Trustees, in abdication of their responsibilities, did not discover the extent of market timing in their Funds until after the NYAG complaint was filed, that is no bar to establishing demand futility under *McCall*. Their failure to act during the two years since the filing of the NYAG complaint is further evidence that demand would have been futile. *See In re Abbott Labs*, 325 F.3d at 809.

Thus, courts do not hesitate to hold that a board's passivity where there is information available that would disclose the wrongdoing makes it substantially likely that a board would be

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[46] As set forth above, the MFS distributor and several MFS investment companies sued two market timers, but demand still should be excused in MFS, because the actions were not commenced until after the Fund Derivative Plaintiffs filed their first complaint against the MFS Fund Defendants, which is the relevant date for assessing demand futility, and, in addition, for the reasons set forth in Plaintiffs' Opposition to MFS' Supplemental Memorandum in Support of their Motion to Dismiss.

exposed to liability. *See, e.g., In re Oxford Health Plans*, 192 F.R.D. at 117 (complaint alleging director inaction in the face of improper billing practices and violations of insurance regulations by a health care provider "alleges with particularity the reckless failure of these defendants upon whom demand to sue would have to be made, in supervising, or monitoring the affairs of the company"); *Saito v. McCall*, 2004 WL 3029876, at * 7 (Del. Ch. Dec. 20, 2004) (where a board had enough indicators and resources to discover the existence and extent of accounting problems, the "substantial likelihood of liability these directors faced for a breach of their duty of good faith disabled the entire board . . . from mustering an independent and disinterested majority").

Even where there are no signs of wrongdoing, liability may arise from "an ***unconsidered*** failure of the board to act in circumstances in which due attention would, arguably, have prevented the loss." *In re Caremark Int'l, Inc. Deriv. Litig.*, 698 A.2d 959, 967 (Del. Ch. 1996) (emphasis added). In *Caremark*, the court held that, despite the trustees' complete ignorance of the wrongdoing, a violation of fiduciary exists if trustees "lack [] good faith in the exercise of their monitoring responsibilities." *Id.* at 972. The court held that a "sustained or systematic failure to of the board to exercise oversight . . . will establish the lack of good faith that is a necessary condition to [the trustees'] liability."[47] *Id.* at 971. Even if some Fund Trustees were not aware of any facts that could trigger a duty to investigate and remedy improper trading in

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[47] Defendants intone the *Caremark* description of the theory of liability as "possibly the most difficult theory in corporation law upon which a plaintiff might hope to win a *judgment*," *Caremark*, 698 A.2d at 967 (emphasis added), but *Caremark* was an opinion approving a settlement after discovery, and not a motion to dismiss case. In *Saito*, 2004 WL 3029876, at * 6 n. 66, while acknowledging that a "Caremark claim is difficult to advance," the court noted that, on a motion to dismiss, ***all reasonable inferences are drawn in plaintiffs' favor***, and that the court must find "that the plaintiff would not be entitled to relief under *any set of facts that could be proven* to support the claim." *Id.* (citing *Rabkin v. Philip A. Hunt Chem. Corp.*, 498 A.2d 1099, 1104 (Del. 1985) (emphasis added).

their Funds – and, here, the Trustees were aware of such facts[48] – demand still should be excused because, in violation of their duty of good faith, those Trustees failed to have in place supervisory controls to detect and prevent the unlawful activity.

Defendants rely on *Rattner v. Bidzos,* No. 19700, 2003 Del. Ch. LEXIS 103 (Del. Ch. Sept. 30, 2003), and *In re Citigroup Inc. S'holders Litig.*, No. 19827, 2003 Del. Ch. LEXIS 61 (Del. Ch. June 5, 2003), to argue that the Trustees did not face a substantial likelihood of liability. Neither case is relevant here. In *Rattner*, the court found that there was not a "single financial statistic" that would alert the board that the company was manipulating its sales figures, 2003 Del. Ch. LEXIS 103, at *46, unlike here where a simple report of turnover ratios would have alerted them to the wrongdoing. In *Citigroup*, plaintiffs' allegation that demand was futile because the trustees were named as defendants relied only on conclusory allegations that the directors knew or should have known about the wrongdoing. 2003 Del. Ch. LEXIS 61, at *3-4. Here, by contrast, the Complaints detail all of the information that was available to the entire mutual fund industry, and allege that the Trustees of large numbers of the Funds knew about the threat, but intentionally or recklessly failed to take steps to prevent timing in their own Funds.

The substantial threat of being sued for recklessly failing to exercise due care in discharging their duties rendered the Trustees hopelessly conflicted such that they could not objectively consider *any* demand, let alone a demand that they sue themselves for breaching their duties to the Funds.

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[48] Thus, here, the Trustees' failure to act would pass muster even under *Graham v. Allis-Chalmers Mfg. Co.*, 188 A.2d 125, 130 (1963), in which the Delaware Supreme Court stated that "absent cause for suspicion there is no duty upon the directors to install and operate a corporate system of espionage to ferret out wrongdoing which they have no reason to suspect exists."

D. The Trustees Could Not Have Impartially Considered A Demand To Sue Third Parties

Contrary to the Broker-Dealer Defendants' argument in Point V of their omnibus brief, the Trustees could not have impartially considered even a demand to sue only third parties, like the Broker-Dealers, because plaintiffs' claims against those third parties necessarily implicate the Trustees' complicity in allowing late trading and timing in the Funds, in violation of their fiduciary duties, which created a substantial likelihood of potential liability.

In *In re Nuveen Fund Litigation,* No. 94 C 360, 1996 U.S. Dist. LEXIS 8052 (N.D. Ill. June 11, 1996) (applying Delaware law), the court addressed, and rejected, the very argument made by the Broker-Dealers Defendants here:

> [T]he plaintiffs expressly allege in the instant complaints that the Funds' directors are liable for their approval of the transaction at issue. Plaintiffs do not merely allege that the third party defendants failed to properly advise the directors of the Rights Offerings' alleged legal deficiencies, but also that the directors failed to fulfill their own responsibilities in discovering those deficiencies . . . [T]he Funds' directors remain co-defendants in this suit. Furthermore, these complaints adequately plead particularized facts that raise a reasonable doubt of the directors' liability. Therefore, each complaint challenges the conduct of both the Funds' directors and these defendants for their involvement in the same transaction (citation and footnote omitted)

Id. at *15.

That is precisely the situation here where plaintiffs not only have sued Broker-Dealers for facilitating late trading and timing in the Funds, but the Trustees for breaching their fiduciary duties to the Funds by failing to ensure that there were systems in place to prevent third parties like the Broker-Dealers from arranging the illicit and harmful trading. *Nuveen* held that where directors face a substantial threat of personal liability for conduct involving third parties, as plaintiffs allege here, demand will be excused including as to the claims against those third parties. *Id.*

The Broker-Dealer Defendants cite no authority that contradicts *Nuveen*. The cases they do cite are inapposite because they involve situations where plaintiffs alleged that the Trustees lacked independence because they were controlled or dominated by the third parties, which, except in the case of a few mutual fund families, plaintiffs do not allege here. *See, e.g., Green v. Phillips*, No. 14436, 1996 Del. Ch. LEXIS 76 (Del. Ch. June 19, 1996)(directors are deemed "independent" even if the suit involves claims against friends, family and business associates); *In re Walt Disney Co. Deriv. Litig.*, 731 A.2d 342, 354 n. 18 (Del. Ch. 1998).[49]

E. State Statutes That Have Adopted The ICA Definition Of "Interestedness" Do *Not* Supplant The Common Law Of Demand Futility

Defendants' argument that state statutes[50] adopting the ICA definition of "interested person" legislated away the entire common law of demand futility as it applies to registered investment companies is entirely without support. A trustee is interested under the ICA[51] if he or she is financially or otherwise beholden to the Manager – *i.e.*, is not "independent" in the

[49] In this early decision in *Disney* the court was merely addressing the contention that the directors lacked independence from each other because of some undefined personal relationships amongst themselves. After the complaint in that case was amended, the court found that demand was excused because of the directors' exposure to personal liability. 825 A.2d 275 (Del. Ch. 2003). *In re Grace Energy Corp. Shareholders Litig.*, No. 12464, 1992 Del. Ch. LEXIS 134, at * 10 (Del. Ch. June 26, 1992), also cited by these defendants for the "friends and family" rule, did not even address the question of demand futility.

[50] Maryland, Massachusetts and Delaware have adopted such statutes. The Maryland and Massachusetts statutes are substantively the same and provide: "[a] director of a corporation who with respect to the corporation is not an interested person, as defined by [the ICA], shall be deemed to be independent and disinterested when making any determination or taking any action as a director." M.G.L. 182 § 2B (1998). MD Code, Corps. & Ass'ns § 2-405.3(b) (1998); M.G.L. 182 § 2B (1998). The Delaware statute defines an "independent trustee" as a trustee who is not "interested" under the ICA and provides: "[a]n independent trustee as defined hereunder shall be deemed to be independent and disinterested for all purposes." 12 Del.C. § 3801(h) (1998). 12 Del.C. § 3801(h) (1998).

[51] The ICA provides that investment companies cannot have boards in which more than 60 percent of the trustees are "interested persons" of the investment company. 15 U.S.C. § 80a-10(a) (1975). An "interested person" is defined as an "affiliated person" of the investment company, *id.* at § 80-2(a)(19)(A)(i), and an "affiliated person" is "any person directly or indirectly . . . controlled" by the investment company. *Id.* at § 80-2(a)(3)(C).

vernacular of the state law cases. While Defendants acknowledge that lack of independence due to control and lack of disinterestedness due to exposure to liability are separate bases for excusing demand,[52] they argue that state statutes under which a director is "independent" – or "interested" in the language used in the ICA – means demand can ***never*** be excused in the case of investment companies where directors are interested because they face a substantial likelihood of liability. Fund Defs. Br. at 20-22. Despite claiming that the state statutes wrought such a sweeping change in the law, defendants do not cite a single case in support of their argument,[53] and, in fact, the law is to the contrary.

There is no question that the state statutes were enacted in response to *Strougo v. Bassini,* 1 F. Supp. 2d 268, 273 (S.D.N.Y. 1998), which held that, under Maryland law, serving on multiple boards, and being compensated for each directorship, was tantamount to being an employee of the adviser for purposes of the demand futility analysis. SH091 AL1-ABA, Investment Company Regulation and Compliance (June 2003) (describing legislative history).[54] The Maryland statute (which was later adopted by Massachusetts and Delaware) was a legislative attempt to ensure that service on multiple boards would not automatically lead to a finding of "interestedness" in considering whether demand should be excused. Indeed, the

[52] Defendants state that plaintiffs' allegations of the Trustees' failure of oversight "is just another way of saying that the directors would be 'interested' in the subject matter of a demand". Fund Defs. Br. at 20, n. 20. The Trustees' failure of oversight is one of the situations that would expose them to a substantial likelihood of liability and therefore would compromise their ability to impartially consider a demand. *See, e.g., McCall,* 239 F.3d at 816.

[53] The cases defendants do cite, *Harhen, Werbowsky* and *Beneville v. York,* 769 A.2d (80 (Del. Ch. 2000), which do not even mention the state statutes, hold only that demand will be excused when a board lacks independence. Fund Defs. Br. at 21.

[54] Defendants admit that the statutes were enacted as "a reaction to a decision in the Southern District of New York construing Maryland's demand requirement," Fund Def. Br. at 21, n. 20, but they fail to identify the decision as *Bassini,* and fail to mention that the "reaction" was to its holding that trustees may be found to be "interested" because they sit on multiple boards.

Delaware statute made this explicit: "the receipt of compensation for service as an independent trustee of the statutory trust and also for service as an independent trustee of 1 or more other investment companies managed by a single investment adviser . . . shall not affect the status of a trustee as an independent trustee under this chapter." 12 Del. C. § 3801(h).

Thus, the only situations in which the state statutes arguably have any relevance are those in which a plaintiff seeks to excuse demand only on the grounds that directors lack independence because they sit on and receive compensation from multiple boards. The statutes have no bearing whatsoever on whether demand can properly be excused because trustees' impartiality is compromised by a substantial threat of liability.

Since their enactment in 1998, not a single court that has considered the statutes has held that they supplant the common law of demand futility in ICA cases and all courts have continued to apply common law in considering whether demand should be excused in derivative actions on behalf of mutual funds, including in lack of independence cases, in which the statutes could be relevant. Thus, in *Scalisi v. Fund Asset Management, L.P.*, 380 F.3d 133, 140 (2d Cir. 2004), a lack of independence case,[55] the Second Circuit expressly rejected the argument that the statute did away with the common law of Maryland, holding ***"[w]e see no reason to believe that Maryland would depart from [common law] standards in the case of a registered investment company***." (Emphasis added). The Court considered whether board members were independent under the ICA and, if so, went on to consider whether the directors were independent under the common law. Similarly, in *Strougo v. BEA Associates*, 98 Civ. 3725 (RWS), 2000 U.S. Dist.

[55] In *Scalisi*, demand was not excused, because the court found that allegations that the board was appointed by the adviser and received compensation were insufficient to establish futility of demand. *Id.* at 140. *Scalisi* has no applicability to these cases, where demand futility is based on the Trustees' substantial risk of exposure to liability.

LEXIS 346, at *16 (S.D.N.Y. Jan. 19, 2000), a case related to *Bassini* also involving director independence, the court held that "***the Maryland statute does not require a decision contrary to the one reached in Bassini, which is controlling here***." (Emphasis added). *See also Krantz v. Fidelity Mgmt. & Research Co.*, 98 F. Supp. 2d 150 (D. Mass. 2000) (applying common law after enactment of the Massachusetts statute).[56]

Even if defendants were correct in their interpretation – and they are not – any rule that would limit the availability of derivative actions to those situations in which trustees are controlled by the investment companies would enlarge the power of the Trustees to resist derivative cases, which is inimical to the policies underlying the ICA. As the Supreme Court held in *Kamen*:

> We . . . discern no policy in the Act that would require us to give the independent directors, or the boards of investment companies as a whole, greater power to block shareholder derivative litigation than these actors possess under the law of the State of incorporation.

Kamen, 500 U.S. at 107.

Thus, in *Kamen*, the Supreme Court held: "***Because a futility exception does not impede the regulatory objectives of the ICA,*** *a court that is entertaining a derivative action under that statute must apply the demand futility exception as it is defined by the State of incorporation.*" *Id.* at 108-109 (emphasis added). As courts have repeatedly held, there is no indication in the language or legislative history of the state statutes to indicate that the legislatures of Delaware, Massachusetts and Maryland sought to obstruct the regulatory objectives of the ICA by removing the possibility of excusing demand, under the common law, on the basis that a trustee might be conflicted by his or her self interest in avoiding liability.

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[56] *Krantz* did not excuse demand, but like *Scalisi*, on grounds not applicable here.

F. Exculpatory Provisions Are Not A Bar To Establishing Futility Of Demand

Defendants' argument that the existence of exculpatory provisions in the organizational documents of some of the Funds automatically means demand cannot be excused is incorrect.

Under Section 17 of the ICA, the organizational documents of investment companies are not permitted to "protect[] or purport[] to protect any director or officer of such company against any liability to the company . . . to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office." 15 U.S.C. 80a-17(h). Plaintiff allege in every complaint that the conduct of the Trustees constituted "willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the office." Compls., ¶ 21.

Moreover, Trustees are not protected under such liability exemptions when a complaint alleges facts that create a reasonable doubt that there is a substantial likelihood of liability based on a reckless breach of the duty of care and good faith. As this Court held in *Miller*, "where ... the complaint alleges well-pleaded facts that implicate the duty of loyalty and good faith, as well as the duty of care, the indemnification provision will not subject the complaint to dismissal." 2005 U.S. Dist. LEXIS 4571, at *12-13 (citing *In re Abbott Labs*, 325 F.3d at 811); *see also McCall*, 239 F.3d at 817-819. Where, as here, plaintiffs have sufficiently alleged that the Trustees violated their duty of good faith to the Funds, and intentionally or recklessly breached their duty of care, whether exculpatory provisions apply is not a question that can be resolved at the pleadings stage. *In re Abbott Labs*, 325 F.3d at 811 (whether the complaint sufficiently

alleges bad faith "present[s] a question of fact that cannot be determined at the pleading stage."); *Orman v. Cullman*, 794 A.2d 5, 40 (Del. Ch. 2002).[57]

VIII. PLAINTIFFS HAVE STATED A VALID CLAIM UNDER SECTIONS 206 AND 215 OF THE INVESTMENT ADVISERS ACT

A. There Is A Private Right Of Action Under Section 206

The defendants concede that Section 215 of the IAA gives rise to an action for rescission for any violation of the IAA, including Section 206. Fund Defs. Br. at 38. They argue, however, that there is no private right of action for damages for a violation of Section 206. Their argument is wrong.

Section 206 of the IAA makes it unlawful for the Managers to engage in fraudulent, deceptive, or manipulative conduct in relation to the Funds.[58] In *Transamerica Mortgage*

[57] Fund Derivative Plaintiffs will address Defendants' arguments relating to universal demand statutes in their Supplemental Brief in Opposition to the Strong Fund Defendants' Motion to Dismiss, because the only universal demand statute that arguably is implicated in these cases is that of Wisconsin, where nearly all of the entities comprising the Strong family of funds are organized. Contrary to Defendants' claim, the Massachusetts universal demand statute is not implicated here, because it did not become effective until July 1, 2004, Mass. St. 2003, Ch. 127, §§ 17 and 24, which is after all of the complaints involving Massachusetts trusts were first filed. *See* Exhibit A (listing filing dates of first-filed complaints in each Fund family). In addition, the only Massachusetts entities in this litigation are business trusts, not corporations, and therefore the new universal demand statute does not apply. See 2003 Mass. Legis. Serv. Ch. 127 (2003).

[58] Section 206 of the ICA provides:

> It shall be unlawful for any investment adviser, by use of the mails or any means or instrumentality of interstate commerce, directly or indirectly – (1) to employ any device, scheme, or artifice to defraud any client or prospective client; (2) to engage in any transaction, practice, or course of business which operates as a fraud or deceit upon any client or prospective client; . . . (4) to engage in any act, practice, or course of business which is fraudulent, deceptive, or manipulative. The Commission shall, for the purposes of this paragraph (4) by rules and regulations define, and prescribe means reasonably designed to prevent, such acts, practices, and courses of business as are fraudulent, deceptive, or manipulative.

15 U.S.C. § 80b-6 (Section 206).

Advisors, Inc. v. Lewis, 444 U.S. 11, 25-26 (1979), the Supreme Court ruled that Section 206 provided no private right of action for damages and that the only remedy available for a violation of that section was rescission of the advisory contract under Section 215. However, the basis for the Court's decision in *Transamerica* was removed in 1990 when Congress passed the Securities Law Enforcement Remedies Act, P.L. 101-429, which amended Section 214 to confer federal jurisdiction over IAA actions at law for damages. 15 U.S.C. 80b-14. In *Transamerica*, the Supreme Court noted that earlier drafts of Section 214 had included the phrase "actions at law," while the final draft had not. 444 U.S. at 22. The 1990 amendment filled that gap. Thus, Section 214 now reads, in relevant part:

> The district courts of the United States . . . shall have jurisdiction of violations of this subchapter . . . of all suits in equity and ***actions at law*** brought to enforce any liability or duty created by, or to enjoin any violation of this subchapter.

15 U.S.A. 80(b)-14 (emphasis added).

Therefore, a private right of action for damages now exists under Section 206 of the IAA.[59]

B. Plaintiffs Are Not Required To Identify A Provision Of The Investment Management Contract That Violates The IAA, And Have Adequately Pled A Claim For Rescission Under The IAA

Defendants insist that rescission is available under Section 215 of the IAA only where the plaintiff can identify a provision of a management agreement that violates the IAA on its face. Fund Defs. Br. at 38. Defendants argue that because plaintiffs have failed to identify such a

[59] None of the cases Defendants cite for the proposition that there is no private cause of action under Section 206 even mentioned, let alone considered, the amendment of Section 214. Fund Def. Br. at 39, n. 39. Three of the cases pre-dated the amendment and, in the three cases decided after 1990, apparently none of the parties raised the issue of the amendment. Defendants cite no authority for the proposition that damages are not allowed in a private action under Section 206 after the Section 214 amendment.

provision, plaintiffs have failed to state a valid claim for rescission. However, the Complaints allege that Defendants violated Section 206 both because the Management Contracts were fraudulently ***made*** and because the defendants' ***performance*** of the contracts perpetrated a fraud on the Funds. The plaintiffs allege that the advisers and their affiliates violated Section 206 by allowing and encouraging market timing and late trading. The Managers did this in the performance of their Management Agreements. They also knowingly failed to disclose their facilitation of market timing and, therefore, fraudulently induced the contracts, in violation of Section 206. *See, e.g.*, Alliance Compl., ¶¶ 639-646.

Plaintiffs' claim for rescission is valid under the express language of Section 215, which provides:

> (b) Rights affected by invalidity. Every contract ***made in violation of any provision of this title*** and every contract heretofore or hereafter made, the ***performance*** of which involves the violation of, or the continuance of any relationship or practice ***in violation of any provision of this title***, or any rule, regulation, or order thereunder, shall be void (1) as regards the rights of any person who, in violation of any such provision, rule, regulation, or order, shall have made or engaged in the performance of any such contract, and (2) as regards the rights of any person who, not being a party to such contract, shall have acquired any right thereunder with actual knowledge of the facts by reason of which the making or performance of such contract was in violation of any such provision.

15 U.S.C. § 80b-15 (emphasis added). The reach of Section 215 is extremely broad.

Indeed, in *Laird v. Integrated Resources, Inc.,* 897 F.2d 826 (5th Cir. 1990), the Fifth Circuit, relying on the Supreme Court's decision in *SEC v. Capital Gains*, 375 U.S. 180 (1963), flatly rejected defendants' argument. 897 F.2d at 840 (failure to disclose actionable under IAA). Neither *Capital Gains, Laird*, nor any other case interpreting the IAA imposes any requirement that a plaintiff identify a specific provision of a managment contract that violates the IAA and

defendants cite to none. In any event, such a requirement would be inconsistent with the specific anti-fraud prohibitions set out in Section 206 (1), (2), and (4).

C. Plaintiffs' IAA Claims Are Pled With Particularity Pursuant To Rule 9(b)[60]

All that is required for a complaint to withstand a motion to dismiss on Rule 9(b) grounds is for plaintiff to plead, with particularity, "the time, place, and contents of the false representations, as well as the identity of the person making the misrepresentation and what he obtained thereby." *Harrison v. Westinghouse Savannah River Co.*, 176 F.3d 776, 784 (4th Cir. 1999). A court should not dismiss a complaint under Rule 9(b) if it is satisfied "that the defendant has been made aware of the particular circumstances for which she will have to prepare a defense at trial." *Id.* Despite defendants' contrary argument, "[t]he second sentence of Rule 9(b) allows conclusory allegations of defendant's knowledge as to the true facts and of defendant's intent to deceive." *Id.* Moreover, Plaintiffs' claims are not vulnerable to attack based on Defendants' attack on the group pleading doctrine.[61]

Plaintiffs have adequately placed defendants on notice of the "circumstances" they will have to defend at trial. They specifically describe which defendants were the Managers to the Funds and thus subject to liability under the IAA. Compls., ¶¶ 309, 310, 21(c) & (d). They specifically allege what the culpable defendants obtained through the fraud: "the advisers to the Funds . . . also reaped hundreds of millions of dollars in unearned advisory, management, administrative, marketing, and distribution fees from the funds without disclosing that they

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[60] "As an initial matter, it is not clear that Rule 9(b) applies in this case because the claim arises under § 206(2), a provision that is not appropriately characterized as an anti-fraud provision." *Morris v. Wachovia Securities, Inc.*, 277 F. Supp. 2d 622, 645 (E.D. Va. 2003) (citing *Capital Gains*, 375 U.S. at 191-92.

[61] The Fourth Circuit has never addressed the issue of whether group pleading is allowed, but has stated recently that it "is not a prohibition on forms of pleading; rather, it serves as a presumption that may be invoked *in favor* of a plaintiff." *Dunn v. Borta*, 369 F.3d 421, 434 (4th Cir. 2004).

permitted facilitated, encouraged or participated in the improper activity." *Id.*, ¶¶ 9, 40, 81-89, 265, 277, 303-08, 642.

The Complaint also adequately alleges defendants' knowledge of the facts and their intent to deceive. *Id.*, ¶¶ 64, 65-73, 266. Even more specifically, plaintiffs allege that "[t]imers, the intermediaries, and the funds' managers and advisers entered into ***specific negotiated agreements*** to permit timing of certain funds in a fund family." *Id.*, ¶¶ 80, 267. In the Nations case, the Managers actually entered into a written agreement with one market timer allowing the timer to game the Nations Funds. Nations Compl., ¶ 271-277. Despite committing themselves to timing agreements, the Managers never disclosed the agreements to the Funds and, in fact, affirmatively misrepresented in Fund prospectuses that market timing was not permitted in the funds. Compls., ¶¶ 289-298.

Plaintiffs have pleaded the time, place, and contents of the false representations, who made them, and what was obtained thereby. Nothing more is necessary.

D. Plaintiffs Can Bring Claims Under The IAA Against Persons Not Parties To The Investment Advisory Contract

Contrary to defendants' claims, persons who manage the funds of others for compensation are "investment advisers" within the meaning of the IAA even when they are not parties to an advisory contract. *Abrahamson v. Fleschner*, 568 F. 2d 862, 870 (2d Cir. 1977); *SEC v. Berger*, 244 F. Supp. 2d 180, 193 (S.D.N.Y. 2001); *SEC v. Saltzman*, 127 F. Supp. 2d. 660, 669 (E.D. Pa. 2000). There is no need to show any type of formal adviser-client relationship or receipt of advisory fees for a manager to be held liable under the IAA. *U.S. v. Elliott*, 62 F.3d 1304, 1311 (11th Cir. 1995). In the context of mutual funds, advisers, distributors, administrators and other providers of services to the Funds, who receive fees from the Funds, generally are all under the control of one ultimate parent or are otherwise affiliated.

Thus, the services collectively provided by these actors are part and parcel of the "advisory services" provided by the advisers, and therefore all can be held liable under the IAA, regardless of whether they are signatories to the advisory agreements. For the same reason, all of the Management Contracts properly can be rescinded under Section 215 of the IAA.

In addition, defendants' assertion that none but parties to an investment advisory contract may be sued is premised on rescission being the only available remedy. Because the IAA provides a private right of action for damages, those damages may be sought from persons not parties to the contract. Here, the advisers, sub-advisers and distributors have violated Section 206 of the IAA, regardless of whether they are actually parties to an investment advisory contract.

E. Plaintiffs' Section 206 Claims Adequately Plead Scienter

Defendants incorrectly argue that plaintiffs' Section 206(1) claims do not plead scienter because they are based on the group pleading doctrine.[62] Defendants concede, as they must, that plaintiffs' claims under Section 206 (2) and (3) do not require scienter. Fund Defs. Br. at 42; *see Capital Gains*, 375 U.S. at 195 (no showing of intent necessary, negligence sufficient to establish violations of Sections 206(2) and (3)).

Plaintiffs' claims under Section 206(1) meet the requirements for pleading scienter. "The ultimate determination for the Court under the scienter inquiry is whether, taking the totality of the circumstances as alleged in the complaint, the allegations support a 'cogent and persuasive . . . inference that a defendant acted intentionally, consciously, or recklessly." *Glaser v. Enzo Biochem, Inc.*, 303 F. Supp. 2d 724, 745 (E.D. Va. 2003). A plaintiff may adequately plead scienter with allegations of either (1) motive and opportunity to commit fraud or (2)

[62] *See supra* at 63, n. 62.

recklessness. *Id.* Plaintiffs have adequately pled scienter with allegations of both motive and opportunity as well as recklessness.

Plaintiffs have adequately alleged that the defendants had the motive and the opportunity to commit fraud. Defendants realized a sizable, concrete benefit from defrauding the Funds. Compls., ¶¶ 9, 40, 69, 81-90, 265, 277, 303-08, 642.[63] The Managers who received fees and other compensation based on a percentage of assets under management obviously had a motive because their remuneration increased commensurately with the influx of timing money. *Id.*, ¶¶ 40, 265. Indeed, the only reason for the Fund Defendants to allow late trading and timing was to turn a quick profit at the expense of the Funds.

The plaintiffs have alleged opportunity by pleading that the defendants had "the means and likely prospect of achieving [the] concrete benefits [desired] by the means alleged." *Keeney*, 306 F. Supp. 2d at 535 (internal citations and quotations omitted). All of the defendants had ample opportunity to defraud the Funds, given their positions of power and authority over trading in the Funds. *See In re Trex Co., Inc. Sec. Litig.*, 212 F. Supp. 2d 596, 607 (W.D. Va. 2002); Compls., ¶ 264.

Plaintiffs have also adequately pled scienter by alleging that each of the defendants was reckless. Recklessness sufficient to establish scienter is "highly unreasonable [conduct] or an extreme departure from the standard of ordinary care where the defendant either knew of the danger of misleading the plaintiff or the danger was so obvious that the defendant must have been aware of it." *Glaser*, 303 F. Supp. 2d at 745. Failure to disclose a potential conflict of interest can rise to the level of recklessness necessary to establish scienter in a securities fraud case. *See Vernazza v. SEC*, 327 F.3d 851, 860 (9th Cir. 2003). The Fund Defendants here had

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[63] *See* Sections VIII.A and C, *supra*.

an incontrovertible conflict of interest, which they failed to disclose to Plaintiffs.[64] The actions of the Defendants here in allowing and failing to disclose late trading and market-timing certainly meet this knowing and reckless standard for scienter.

IX. PLAINTIFFS HAVE STANDING TO SUE DERIVATIVELY ON BEHALF OF EACH AND EVERY INVESTMENT COMPANY IN EACH MUTUAL FUND FAMILY

The Fund Defendants admit that plaintiffs have standing to sue on behalf of the mutual funds they own that were late traded or market timed. The Fund Defendants make the technical argument that plaintiffs' standing ends there. The Fund Defendants are wrong. For the reasons discussed below, plaintiffs have standing to sue on behalf of each and every ***investment company,*** and thus on behalf of all the Funds in each mutual fund investment company family.

Mutual funds are not legal entities, are not organized in any corporate form, and are not required to register under the Exchange Act or the ICA. ***Investment companies***, on the other hand, are legal entities, are organized under state law, and are registered with the SEC. 15 U.S.C. 80a-8. Mutual funds themselves are merely ***series of shares*** of registered ***investment companies***[65] – in essence, they are little more than accounting entries.[66]

Investment companies can and do issue one or more series of shares (or mutual funds). Mutual fund families or mutual fund complexes may be comprised of one or more investment companies, which in turn may be comprised of one or more series of mutual funds.

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[64] *See* Section VIII.A, *supra*

[65] *See, e.g.* Statement of Additional Information, One Group Mutual Funds, June 28, 2004 ("One Group Mutual Funds (the "TRUST") is an open-end management investment company. . . . The Trust consists of fifty-three series of units of beneficial interest").

[66] *See, e.g.* Excelsior Compl. at ¶ 292 ("The assets belonging to any class of capital stock shall be charged with the liabilities in respect to such class, and shall also be charged with such class's proportionate share of the general liabilities of the Corporation.")

The ICA expressly allows shareholders to bring actions on behalf of ***registered investment companies***, not mutual funds. 15 U.S.C. 80a-35. Similarly, plaintiffs' non-ICA claims are also properly brought on behalf of the investment companies, not individual mutual funds, because the investment companies are legal entities organized under state law with the capacity to sue and be sued. Accordingly, plaintiffs have standing to sue on behalf of any investment company in which a Plaintiff holds shares.

The One Group, PBHG, and Nations fund families each consist of a single investment company. Each mutual fund in these fund families is a series of shares of that ***one*** registered investment company. In each of these three fund families an investor in any mutual fund is a shareholder of the one investment company.

With respect to the Janus and Allianz Dresdner fund families, the Plaintiffs own shares in each of the investment companies that comprise the mutual fund family. Therefore, Plaintiffs have standing to sue on behalf of each investment company and these fund families also.

However, even with respect to the remaining eleven fund families, where Plaintiffs do not own shares of every investment company, each of those fund families is operated as "a single de facto entity," Compls., ¶ 38, and is therefore an unincorporated association. As will be demonstrated below, as shareholders and beneficial members of the unincorporated associations, Plaintiffs have standing to sue on behalf of the entire fund families here as well.

Plaintiffs allege that each investment company (and therefore each fund family) has suffered injury in fact from the wrongs alleged in the Fund Derivative Complaints. Therefore, Plaintiffs' standing is alleged under Article III of the Constitution.

A. The ICA Confers Standing To Sue On Behalf Of Investment Companies

1. ICA Standing Is On Behalf Of Registered Investment Companies

A shareholder has standing to sue under the ICA on behalf of an investment company, not a "mutual fund."

Section 36(b) of the ICA provides: "An action may be brought under this subsection . . . by a security holder of such *registered investment company* on behalf of such company." 15 U.S.C. 80a-36(b) (emphasis added).

Section 36(a) provides a cause of action for breach of fiduciary duty "in respect of any *registered investment company*." 15 U.S.C. 80a-36(a) (emphasis added).

Additionally, the parties to the contracts that plaintiffs seek to void under section 47 of the ICA, including the investment advisory contracts, are the registered investment companies, not the mutual funds.[67]

2. The Weight Of Authority Recognizes That The ICA Confers Standing On Behalf Of Registered Investment Companies

Every court but one that has considered this question has held that the relevant entity for standing under the ICA is the registered investment company.[68]

In *Lapidus v. Hecht*, 232 F.3d 679, 683 (9th Cir. 2000), the Ninth Circuit held that a shareholder's claim relating to just one mutual fund in an investment company comprised of ten

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[67] *See, e.g.* Excelsior Compl. at ¶ 656; *see also* Investment Advisory Agreement dated May 31, 2000 for Excelsior Tax-Exempt Funds Inc. (stating that the agreement is "by and among Excelsior Tax-Exempt Funds Inc., a Maryland corporation (herein called the "Company"), [and the Investment Adviser] . . . " and further stating that "the Company desires to retain the Investment Adviser to render investment advisory and other services to the Company for its New York Intermediate-Term Tax-exempt Fund, Short-Term Tax Exempt Fund, [etc.]").

[68] Other courts have apparently assumed without question that a shareholder has standing to maintain a derivative action under section 36 of the ICA on behalf of investment companies that consisted of more than one mutual fund. In *Herzog v. Russell*, 483 F. Supp. 1346, 1347 (E.D.N.Y. 1979), the plaintiff sued derivatively on behalf of Franklin Custodian Funds Inc., which at the time consisted of four mutual funds.

funds should have been brought ***derivatively*** on behalf of the investment company. (Citing 12B William M. Fletcher, *Fletcher Cyclopedia of Corporations* § 5915 (perm. ed. 1993)).

In *Barrett v. Van Kampen Merritt Inc.*, No. 93 C 366, 1993 U.S. Dist. LEXIS 3936, at *4 (N.D. Ill. Mar. 26, 1993), the court held that the plaintiff stated a claim under 36(b) sufficient to defeat a Rule 12(b)(6) motion arguing lack of standing where plaintiff alleged that the various series of a unit investment trust constituted one investment company.

In *Batra v. Investors Research Corp.*, No. 89-0528, 1991 U.S. Dist. LEXIS 14773, at *5-6 (W.D. Mo.1991), the court held that a plaintiff had standing to sue under section 36(b) on behalf of an investment company even though the plaintiff had owned only one of the twelve mutual funds offered by the investment company. The court rejected the argument that each series constituted an investment company because the individual mutual funds (1) were not registered as investment companies[69] and (2) did not issue securities. *Id.* at *5.

Similarly, in *Wicks v. Putnam Investment Management LLC*, No. 04-10988, 2005 U.S. Dist. LEXIS 4892, at *9 (D. Mass. Mar. 28, 2005), the court stated that "a shareholder plaintiff has a § 36(b) cause of action with respect to each registered investment company in which he owns an interest." (emphasis added).

As the *Batra* court noted, in the ICA Congress did not require separate registration of each mutual fund as an investment company. 1991 U.S. Dist. LEXIS 14773, at *5. But it must be noted here that Congress did not preclude separate registration either. The fund families in MDL 1586 have chosen ***not*** to register each of their funds as individual investment companies. They cannot now claim that each series of shares is an investment company when they have not organized and registered each one as such.

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[69] Investment companies must register with the SEC in order to sell securities. *See* 15 U.S.C. 80a-7.

3. *Williams v. Bank One Corp.* Is Against The Weight Of Authority And Should Not Be Followed

Only one court has held that a mutual fund shareholder does not have standing under the ICA to sue derivatively on behalf of the investment company. *Williams v. Bank One Corp.*, C.A. No. 03 C 8561, 2003 U.S. Dist. LEXIS 23522, at *1 (N.D. Ill. 2003)[70]. That court did so *sua sponte*, without citation to case law or statute (including Section 36 of the ICA), and before any defendant had been served. Moreover, the *Williams* court based its decision, at least in part, on the fact that the plaintiff had failed to allege in his complaint *any ownership interest in the investment company* (*Id.,* at *1), a shortcoming that was corrected by amendment in the Consolidated Amended Fund Derivative Complaint, ¶¶ 20, 23.

Contrary to Fund Defendants' argument, the *Williams* decision does not bind the parties to the *Williams* case or this Court under the law of the case doctrine, nor does it apply to the other plaintiffs coordinated in the One Group sub-track, let alone the approximately 200 other Plaintiffs in MDL 1586. The transferee forum in a multi-district litigation case "clearly has the authority and obligation to entertain motions for reconsideration," *In re Long Distance Telecomm. Litig.*, 612 F. Supp. 892 (E.D. Mich. 1985), and "power to set aside pretrial rulings of transferor courts," *In re Multi-Piece Rim Products Liability Litig.*, 653 F.2d 671, 676 (D.C. Cir. 1981). Indeed, "[t]he underlying purpose of coordination and consolidation may justify *special freedom* to reconsider matters that otherwise might be the law of the case." *Pettiford v. Lesher*, 89 F.3d 838, 1996 U.S. LEXIS 17257, at *22 (7th Cir. 1996) (emphasis added, internal citations and quotations omitted).

[70] As the Fund Defendants correctly note, the *Williams* case was transferred to this Court for coordination in MDL 1586. Fund Defs. Br., n. 45.

Here, the preliminary nature and the odd procedural stance of the decision in *Williams*, the fact that the decision is against the weight of authority, and the fact that the perceived pleading defect was corrected in the amended complaint, clearly justify this Court's reconsideration of that decision. Nor, does the law of the case doctrine – which generally applies to prior *appellate* decisions in a case – require this Court to give any deference to that decision. *See, e.g., United States v. Atkins,* 112 Fed. Appx. 272, 274 (4th Cir. 2004). Moreover, due process requires that the *Williams* decision not bind this Court with respect to any other parties. The need to maintain horizontal consistency among all plaintiffs in this MDL provides further grounds for this Court to reconsider the *Williams* decision.

4. The Cases Relied Upon By Defendants Are Not On Point

Every other case cited by Defendants under the ICA where the plaintiff's standing was limited to individual mutual funds is simply inapposite – in those cases ***each fund was separately incorporated and each fund was registered as an investment company.***

Defendants rely principally on *Kauffman v. Dreyfus Fund Inc.*, 434 F.2d 727 (3d Cir. 1970), for the proposition that a shareholder has standing to sue only on behalf of the mutual funds he or she owns. In that case, however, each fund owned by the plaintiff was a separate, registered investment company, *i.e.* each was separately incorporated.[71] The Third Circuit in *Kauffman* used the terms "fund" and "corporation" interchangeably, as is demonstrated by the Fund Defendants' own quote:

> It is uncontroverted that appellee is not now nor ever was a stockholder of any of the 61 ***funds*** he wishes to represent. . . . Thus, he has not complied with [Rule 23.1's] unambiguous

[71] *Kauffman*, 434 F.2d at 731 & n. 1 (stating that the plaintiff was "a shareholder of four mutual funds" and listing the "funds" in footnote one as "The Dreyfus Fund ***Inc.***, Fidelity Trend Funds ***Inc.***, Manhattan Fund ***Inc.***, and the Putnam Growth Fund"; the Putnam Growth Fund was identified as a Massachusetts trust in a related opinion, *In re Kauffman Mut. Fund Actions,* 479 F.2d 257, 261 (1st Cir. 1973)).

> requirement . . . that one who does not own shares in a ***corporation*** is not qualified to bring a derivative action.

Fund Defs. Br. at 46 (quoting *Kauffman*, 434 F.2d at 735) (emphasis added).[72]

The same holds true for *every* case under the ICA cited by defendants (except *Williams*). Each fund was separately incorporated and registered as an investment company.

- *In re Value Line Special Situations Fund Litg.*, No. 19-103, 1974 U.S. Dist. LEXIS 8099, at *21 (S.D.N.Y. June 13, 1974) ("Plaintiff does not ... allege that she is a shareholder in any ***investment company*** other than the Fund ... it is clear she is attempting to assert derivative claims on behalf of ***investment companies*** in which she does not own any shares.") (emphasis added);

- *Weiner v. Winters*, 50 F.R.D. 306, 307 (S.D.N.Y. 1970) (shareholder of Fund of America ***Inc.,*** an investment company, tried to bring class and derivative actions on behalf of other investment companies including Axe-Houghton Fund B ***Inc.*** and Axe Science ***Corporation***);

- *Herman v. Steadman*, 50 F.R.D. 488 (S.D.N.Y. 1970) (three "funds" for which plaintiff brought a derivative action are identified in the caption as Steadman Investment Fund ***Inc.***, Steadman's Shares in American Industry ***Inc.***, and Steadman Science and Growth Fund ***Inc.***) (emphasis added);

- *Verrey v. Ellsworth*, 303 F. Supp. 497, 500 (S.D.N.Y. 1969) ("the four Axe-Houghton Funds ***are separate corporations***") (emphasis added).

Thus, these cases do not stand for the proposition that a shareholder has standing to sue only on behalf of a mutual fund and not an investment company.

The decisions in *Zucker v. AIM Advisors Inc.*, No. 03-5653, slip op. at 11-13 (S.D. Tex. Jan. 20, 2005) (Fund Defs. Br., Ex. H) and *Lieber v. Invesco Funds Group Inc.*, No. 03-5744, slip op. at 12-13 (S.D. Tex. Jan. 20, 2005) (Fund Defs. Br., Ex. I), relied on by defendants, are not to the contrary. First, both decisions (which were decided by the same judge on the same day) ***applied only to state law claims***. *Lieber*, at note 10; *Zucker*, at note 10. Therefore, neither

[72] *See also id.* at 734 ("we recognize that a shareholder of a ***corporation*** has standing to maintain a derivative action to enforce rights of that corporation . . . [a]ccordingly . . . there is no doubt that appellee may litigate derivative actions in behalf of the four ***funds*** in which he holds shares.").

decision has any direct bearing on the analysis of standing under the ICA or plaintiffs standing to bring other federal law claims derivatively. Second, in both *Zucker* and *Lieber* the plaintiff conceded that each fund was a separate investment company[73], even though legally they were not,[74] and both plaintiffs based their standing on the argument that the funds were similarly situated. That is not the case here.

The ICA specifically authorizes shareholder actions on behalf of investment companies. Thus, at a minimum, the plaintiffs may maintain derivative actions on behalf of each registered investment company in which they hold shares.

B. Plaintiffs Have Standing To Sue On Behalf Of Investment Companies For All Federal Claims Because State Laws Permit Derivative Actions On Behalf Of Those Entities

Plaintiffs properly bring their federal law claims,[75] including their IAA claims, on behalf of the registered investment companies because these entities are the legal entities under the state law of each investment company's organization.

Most of the registered investment companies relevant to this litigation are Massachusetts business trusts, Delaware statutory trusts, or Maryland corporations.[76] The law applicable to

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[73] *Id.* at note 4 ("It is undisputed that the Funds qualify as registered investment companies under the ICA").

[74] *See* Annual Report for AIM Limited Maturity Treasury Fund dated July 31, 2004 ("AIM Limited Maturity Treasury Fund (the 'Fund') is a series portfolio of AIM Investments Securities Funds (the 'Trust'). The Trust is a Delaware statutory trust registered under the Investment Company Act of 1940, as amended, as an open-end series management investment company consisting of nine separate portfolios"); Annual Report for AIM Small Cap Growth Fund dated December 31, 2004 ("AIM Small Cap Growth Fund (the 'Fund') is a series portfolio of AIM Growth Series (the 'Trust'). The Trust is a Delaware statutory trust registered under the Investment Company Act of 1940, as amended, as an open-end series management investment company consisting of seven separate portfolios").

[75] Standing to prosecute state law claims will be addressed in the next round of briefing as ordered by the Court.

[76] With respect to investment companies organized as business trusts, Federal Rule of Civil Procedure 17(b) provides that the capacity of an entity, other than a corporation or an individual, to sue and be sued (continued...)

Delaware statutory trust provides that "[a] beneficial owner may bring an action . . . *in the right of a statutory trust* to recover a judgment in its favor," DEL. CODE ANN. tit. 12, § 3816(a) (2004) (emphasis added). Massachusetts recognizes a shareholder's right to bring a derivative action on behalf of a Massachusetts business trust, *see Cohen v. U.S. Trust Sec. Corp.*, 311 Mass. 152, 166 (Mass. 1942); *Tracy v. Curtis*, 10 Mass. App. 10 (1980); *Greenspun v. Lindley,* 36 N.Y.2d 473, 330 N.E.2d 79, 369 N.Y.S.2d 123 (N.Y. 1975) (holding that, under Massachusetts law, the shareholders of a Massachusetts business trust should be treated the same as shareholders of a corporation for purposes of maintaining a derivative suit). Maryland common law[77] recognizes derivative actions on behalf of corporations. *Werbowsky* 766 A.2d at 145.

The fact that the investment companies are the relevant entity for purposes of suing and being sued should come as no surprise to the defendants – some of the investment companies involved in this litigation have sued in their own name before. In *Metro Services, Inc. v. Wiggins*, 158 F.3d 162, 163 (2d Cir. 1998), PBHG Funds Inc., the investment company of which each PBHG mutual fund is a series of shares, was a co-lead plaintiff in a securities fraud class action law suit. Similarly, when certain MFS entities sued Daniel Calugar under the Exchange Act and Massachusetts law in connection with market timing and late trading, some of the named plaintiffs in the complaint were "MFS Series Trust II, on behalf of its series MFS Emerging Growth Fund, MFS Series Trust V, on behalf of its series MFS Research Fund, Massachusetts

(...continued)
"shall be determined by the law of the state in which the district court is held." Maryland law provides that "[a] business trust may sue and be sued." MD Code, Corporations and Associations, § 12-501. The *Plaintiffs'* capacity to bring derivative claims is determined under the law of the state of each company's organization. *Kamen.*, 500 U.S. at 109; *Tomran, Inc. v. Passano*, 862 A.2d 453, 462 (Md. App. 2004).

[77] The Maryland statute cited by the Fund Group Defendants applies to Maryland *limited liability companies*, not corporations. *See* Fund Defendants' Omnibus brief at 44. The derivative cause of action on behalf of Maryland corporations remains a creature of common law. *Werbowsky*, 766 A.2d at note 4.

Investors Trust, and Massachusetts Investors Growth Stock Fund." Amended Complaint at ¶ 4, *MFS Fund Distributors Inc. et al. v. Calugar et al.* (S.D.N.Y. filed May 27, 2004) (No. 04-666).

Shareholders have standing to bring derivative actions for their federal claims on behalf of the legal entities organized under the laws of Massachusetts, Delaware, and Maryland.[78]

C. The Plaintiffs Have Standing To Sue Derivatively On Behalf Of All Investment Companies And Mutual Funds In Each Fund Family Because Each Fund Family Is An Unincorporated Association

Each of the fund families in MDL 1586 is operated, marketed, and commonly recognized as a single *de facto* entity. Compls., ¶ 38. This allows the fund family to, among other things, maintain economies of scale, bargaining power, brand recognition, goodwill, and management efficiencies. Accordingly, each fund family can properly be viewed in these specific circumstances as an unincorporated association that can be recognized as a *sui generis* legal entity. Plaintiffs are shareholders and beneficial members of each fund family, and therefore have standing to sue derivatively on behalf of each fund family.[79]

1. Each Fund Family Is An Unincorporated Association

"An unincorporated association is defined as a body of persons acting together and using certain methods for prosecuting a special purpose or common enterprise."[80] *Estates of Yaron*

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[78] The laws of other states will be addressed in the plaintiffs' supplemental briefs where applicable.

[79] The One Group, PBHG, and Nations fund families consist of a single investment company organized as a corporation or trust. Thus, there is no need to consider whether the fund family is an unincorporated association because the fund family is already a single business entity. However, should this Court find that shareholders do not have standing to sue derivatively on behalf of the investment company, but must sue on behalf of each fund, then the following analysis will apply to the One Group, PBHG, and Nations fund families as well.

[80] For claims involving a federal substantive right, which claims are the subject of the current briefing, "federal courts must apply federal and not state law in determining what constitutes an unincorporated association for capacity purposes." *Associated Students of Univ. of Calif. at Riverside*, 60 F.R.D. at 67; *see also* Fed. R. Civ. P 17(b). However, even for state law claims, the result would not be different. Maryland law provides that "[a]n *unincorporated association*, joint stock company, *or other group which has a recognized group name may sue or be sued in the group name* on any cause of action affecting the (continued...)

Ungar v. Palestinian Auth., 304 F. Supp.2d 232, 258 (D.R.I. 2004) (quoting *Motta v. Samuel Weiser, Inc.*, 768 F.2d 481, 485 (1st Cir. 1985)); *see also Associated Students of the Univ. of Cal. at Riverside v. Kleindienst*, 60 F.R.D. 65, 67 (C.D. Cal. 1973) (defining an unincorporated association as "a voluntary group of persons, without a charter, formed by mutual consent for the purpose of promoting a common enterprise or prosecuting a common objective") (quoting *Local 4076, United Steelworkers v. United Steelworkers*, 327 F. Supp. 1400, 1403 (W.D. Pa. 1971)).[81]

The investment companies comprising each fund family here are joined together under a common name, often trademarked, with their own common purposes and objectives, including achieving economies of scale that result from sharing offices, the same trustees, and officers, and bargaining power to negotiate with custodians, transfer agents, and other service providers. These assets, and the goodwill of each fund family, have been diminished and impaired by the acts of malfeasance and nonfeasance described in the Complaints. *See e.g.*, Strong Compl., ¶ 315 ("As of March 2004, *The Milwaukee Journal Sentinel* reported more than $6 billion in assets has flowed out of Strong since September 2003"). Accordingly, the plaintiffs allege in each Complaint that the fund family is operated as a single *de facto* entity and seek to redress

(...continued)
common property, rights, and liabilities of the group." Md.Cts. & Jud.Proc. Code Ann. § 6-406 (emphasis added).

[81] Courts have found groupings of persons or legal entities to be unincorporated associations in widely varying fact patterns. The National Hockey League (*Donatelli*, 893 F.2d at 461); Major League Baseball (*Conscarat v. Major League Baseball*, 1996 U.S. Dist. LEXIS 9797, at *7 (N.D. Cal. July 11, 1996)); the terrorist group Hamas (*Estates of Ungar*, 304 F. Supp.2d at 258); the Palestine Liberation Organization (*Klinghoffer v. S.N.C. Achille Lauro Ed Altri-Gestione Motonave Achille Lauro in Amministrazione Straordinaria*, 739 F. Supp. 854, 856 (S.D.N.Y.,1990)); the University of California student government organization (*Associated Students of University of California at Riverside*, 60 F.R.D. at 68); the National Republican Party (*Ripon Society v. National Republican Party*, 525 F.2d 567, 571-72 n. 5 (D.C. Cir.1975)); and the Rainbow Family (*U.S. v. Rainbow Family*, 695 F. Supp. 294, 298 (E.D. Tex.,1988)) have all been deemed "unincorporated associations" by Federal courts for the purpose of suing or being sued. If an unincorporated association can sue or be sued directly, it can be the basis for a derivative lawsuit under Rule 23.1.

those damages for the benefit of the fund families.

The constituents of an unincorporated association may be individually incorporated or organized as business entities. *See Donatelli v. Nat'l Hockey League,* 893 F.2d 459, 461 (1st Cir. 1990); *Eastern States Petroleum Co. v. Texas & N. O. R. Co.*, 114 S.W.2d 408, 413 (Tex. Civ. App. 1938) ("the corporate character of said members is immaterial."). Thus, the fact that each investment company is organized as a business entity does not militate against finding that together they are an unincorporated association.

"Where a group is 'commonly understood, referred to, and contributed to' under a given name, fairness dictates that such a group be deemed a legal entity." *Coscarart,* 1996 U.S. Dist. LEXIS 9797, at *7 (quoting *Ripon Society v. National Republican Party*, 525 F.2d 567, 571-72 n. 5 (D.C. Cir.1975)); *see also Kay v. Bruno*, 605 F. Supp. 767, 771 (D.N.H. 1985)("common understanding of most citizens of New Hampshire" mandated that New Hampshire Democratic Party be considered an unincorporated association).

Many of the fund families in this litigation have registered their fund family name as a trademark.[82] Many also maintain telephone listings in the name of the fund family.[83] *See Klinghoffer*, 739 F. Supp. at 857 (noting that the PLO has a telephone listing in the white pages). The fund families are also typically marketed as a group and a typical fund family website gives no clues of the complex network of underlying corporate structures. In most cases shareholders are permitted to freely exchange their investments among all funds in the fund family. *See, e.g.* PBHG Compl., 270. Thus, each fund family is commonly understood as a single entity and fairness dictates that they be treated as such here.

[82] For example, the "MFS Family of Funds" is a registered trademark.

[83] For example, the "Janus Funds" have their own listing in the Verizon superpages that is separate and distinct from the listings for "Janus," "Janus Capital," and "Janus Capital Group."

As the plaintiffs allege in their Complaints, the funds are formed, created, and sponsored by the same management company under the supervision of the same trustees who hold meetings for all funds at the same time. *See* Compls., ¶ 38. Typically, all of the funds have the same investment adviser, distributor, custodian, and transfer agent. *Id.* The agreements between the investment companies and each of these service providers are substantially identical form agreements, with only minor differences chiefly in fee percentages. *Id.* In many instances, the funds share costs among themselves. In substance, all the funds are operated as a single de facto entity and are known under the fund family name. *Id.*

Moreover, much of the harm from market timing and late trading, especially the fallout that occurred after the scandal was exposed, caused injury to the fund families as a whole, not just the timed funds. These are the kind of special circumstances where fairness dictates that a group be deemed a legal entity as an unincorporated association.

2. Plaintiffs Have Standing to Sue Derivatively on Behalf of the Unincorporated Associations

Plaintiffs are shareholders of their respective fund families named in this action, and therefore have standing to bring a derivative action on behalf of the entire fund family. Alternatively, plaintiffs have standing to maintain a derivative action on behalf of each fund family because they are beneficial or equitable members of each fund family.[84]

[84] *See e.g. Edgeworth v. First Nat'l Bank of Chicago*, 677 F. Supp. 982, 992 (S.D. Ind. 1988) (holding that a beneficiary of a trust had standing to sue derivatively on behalf of corporation in which the trust held shares; the beneficiary was the equitable or beneficial owner of stock and had incentive to pursue the claims faithfully and vigorously); *Pearce v. Superior Court of Kern County*, 149 Cal. App. 3d 1058, 1065-66 (Cal. App. 5th Dist. 1983) (same); *Cassata v. Cassata*, 538 N.Y.S.2d 960, 960 (N.Y. App. Div. 1989) ("Plaintiff was the beneficiary of a trust holding stock in defendant corporation and thus, was entitled to institute a shareholder derivative action"); *Norton v. National Research Foundation*, 141 F.R.D. 510, 512 (D. Ks. 1992) (intestate successors of shares in corporation could maintain derivative action as equitable holders even though shares had not yet passed through probate).

The plaintiffs have a proprietary, beneficial, and equitable interest, via ownership of their fund family shares, in the goodwill and reputation of the fund family, as well as the bargaining power and economies of scale of the fund family as a whole.[85] Each shareholder owns a pro rata share of these assets so long as he or she owns shares of the fund family. The plaintiffs are recipients of income that depends on the well being of the fund family.[86] When the investment advisers destroyed the reputations of their respective fund families they harmed the entire fund family, not just the timed funds, and the entire fund families have borne the brunt of their bad faith through outflow and other damage. Compls., ¶¶ 251-263.

Thus, it is clear that the plaintiffs have the requisite interest in the outcome of the case, *see* Fund Defs. Br. at 45, and the plaintiffs may prosecute the derivative claims belonging to their respective fund families.

In the event that this Court determines that the plaintiffs do not have standing to sue derivatively on behalf of each entire fund family, plaintiffs seek leave to amend their Complaints in order to include representative plaintiffs for each investment company in each fund family, as is permitted under Federal Rule of Civil Procedure 21.

D. The Plaintiffs Have Article III Standing On Behalf Of Timed And Non-Timed Funds Alike

In each and every Fund Derivative Complaint the plaintiffs allege that all mutual funds in each fund family were harmed, whether or not the particular fund was the direct victim of market

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[85] The plaintiff in *Kauffman*, unlike plaintiffs here, could not allege a proprietary interest in the 65 mutual funds on whose behalf he attempted to sue because those funds were from a multitude of *competing* fund families and thus together could not consist of an unincorporated association with a common purpose relevant to the rights Kauffman attempted to assert. 434 F.2d at 731.

[86] *See Pearce*, 149 Cal. App. 3d at 1065 (stating that, "[i]rrespective of the uncertainties [of the plaintiffs ownership status] . . . , plaintiff is a recipient of substantial income which depends upon the well-being of the corporation.").

timing or late trading and corresponding breaches of fiduciary duty.[87]

The damages caused to non-timed funds include, among others: (a) all fees paid under advisory and other agreements that would not have been approved had investments advisers and other fiduciaries disclosed their breaches of fiduciary duty;[88] (b) transaction costs, tax liabilities, inefficient trading in portfolio securities, interest on borrowing, and increased expense ratios caused by investors redemptions relating to lost confidence;[89] (c) fees paid by funds that served as repositories for sticky assets;[90] and (d) cost increases resulting from market timing that are shared by timed and non-timed funds alike.[91] Each and every fund and investment company in each fund family was harmed by these types of damages.

Defendants' contention that plaintiffs have merely stated a legal conclusion is incorrect. *See* Fund Defs. Br. at 49. In order to establish Constitutional standing under Article III, "a plaintiff must, generally speaking, demonstrate that he has suffered 'injury in fact,' that the injury is 'fairly traceable' to the actions of the defendant, and that the injury will likely be redressed by a favorable decision." *Bennett v. Spear*, 520 U.S. 154, 162 (1997) (citing *Lujan v. Defenders of Wildlife*, 504 U.S. 555, 560-561 (1992)). Plaintiffs have alleged ***facts*** demonstrating injury and causation. If the Defendants wish to contest these ***facts*** alleged, that is for a later stage of the proceedings, not for a motion to dismiss.[92]

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[87] Compls., ¶¶ 4, 82, 252-254, 256, 257, 617, 633, 636, 644, 649, 655, 661, 673, 679, 691, & 697.

[88] *Id.*, ¶¶ 617, 633, 636, 644, 655, 661, 679, & 697.

[89] *Id.*, ¶¶ 252-254, 257.

[90] *Id.*, ¶ 82.

[91] *Id.*, ¶¶ 4, 256.

[92] If the Court concludes that the plaintiffs' standing is limited just to those individual series of funds they purchased or to one investment company rather than an entire family of funds, the Fund Derivative Plaintiffs request the opportunity to intervene new parties with standing to represent the entire fund families.

X. THE TRADER DEFENDANTS' MOTION TO DISMISS SHOULD BE DENIED

The Trader Defendants move to dismiss the Complaints for lack of demand and standing, adopting and incorporating the arguments of the Fund Defendants and the Broker-Dealer Defendants. Accordingly, the Fund Derivative Plaintiffs adopt and incorporate all of their foregoing arguments in opposition to the Trader Defendants' Motion to Dismiss.

CONCLUSION

For all of the foregoing reasons, the Fund Derivative Plaintiffs request that the Court enter an order denying all defendants' motions to dismiss the Complaints.[93]

Dated: April 22, 2005

WOLF HALDENSTEIN ADLER
FREEMAN & HERZ LLP

By: /s/
Daniel W. Krasner
Mark C. Rifkin
Demet Basar
270 Madison Avenue
New York, NY 10016
(212) 545-4600

[93] If the Court concludes that the plaintiffs have failed to plead any claim, the Fund Derivative Plaintiffs request that they be given leave to amend the Fund Derivative Complaints to satisfy the Court's pleading requirements.

CHIMICLES & TIKELLIS, LLP
Nicholas E. Chimicles
Denise Davis Schwartzman
Timothy N. Mathews
One Haverford Centre
Haverford, PA 19085
(610) 642-8500

POMERANTZ HAUDEK BLOCK
GROSSMAN & GROSS
Stanley M. Grossman
H. Adam Prussin
Jeremy Lieberman
100 Park Avenue
New York, NY 10017
(212) 661-1100

Fund Derivative Plaintiffs' Executive Committee

399612

APPENDIX

Fund	First Regulatory Settlement Announced	Regulator	First Derivative Complaints Filed In Each Fund Family
Alliance	12/18/03	SEC	10/08/03 *Bernstein v. Alliance* Case No. 03-5087 (E.D. N.Y.)
MFS	02/05/04	SEC & NYAG	12/11/03 *Bruckner v. MFS* Case No. 03-12483 (D. Mass)
Putnam	11/13/03	SEC	11/05/03 *Zuber v. Putnam* Case No. 03cv12175 (D. Mass.)
Strong	05/20/04	SEC & WIAG	09/05/03 *Mule, Lesser & Leonard v. Strong* Case No. 03-4221 (D.N.J.)
Pilgrim Baxter	06/21/04	SEC	11/28/03 *Hall, et al. v. Pilgrim Baxter Associates, et al.* Case No. 03-6522 (E.D. Pa.)
One Group (Banc One)	06/29/04	SEC & NYAG	09/30/03 *Snyder v. Marshall* Case No. 03-1039 (S.D. Ohio)
Franklin Templeton	08/02/04	SEC	02/13/04 *McAlvey v. Franklin* Case No. 04-628 (N.D. Cal.)
Janus	04/27/04	NYAG & COAG	09/05/03 *Steinberg v. Janus* Case No. 03-5048 (E.D. Pa.)
Allianz Dresdner (PIMCO)	06/01/04	NJAG	03/15/04 *Rubin v. PIMCO* Case No. 04 CV 02005 (S.D.N.Y.)
Bank of America (Nations)	03/15/04	SEC	09/18/03 *Finnell v. Bank of America* Case No. 03-4446 (D.N.J.)
Invesco	09/07/04	COAG	11/28/03 *Karlin v. Amvescap* Case No. 03-2406 (D. Colo.)
Columbia	02/08/05	NYAG	03/16/04 *Slaybe v. Columbia Management Advisors, Inc.* Case No. 04cv10534 (D. Mass)

**IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND**

In RE MUTUAL FUNDS INVESTMENT LITIGATION	**MDL-1586**
	Case No. 04-md-15862
Bank of America Sub-Track	**(Hon. Andre M. Davis)**

FUND DERIVATIVE PLAINTIFFS' SUPPLEMENTAL MEMORANDUM IN RESPONSE TO *ALL* OF THE SUPPLEMENTAL BRIEFS FILED IN THE BANK OF AMERICA SUB-TRACK

WOLF HALDENSTEIN ADLER
FREEMAN & HERZ LLP
Daniel W. Krasner
Mark C. Rifkin
Demet Basar
270 Madison Avenue
New York, NY 10016
(212) 545-4600

CHIMICLES & TIKELLIS LLP
Nicholas E. Chimicles
Denise Davis Schwartzman
Timothy N. Mathews
One Haverford Centre
Haverford, PA 19041
(610) 642-8500

POMERANTZ HAUDEK BLOCK
GROSSMAN & GROSS, LLP
Stanley M. Grossman
H. Adam Prussin
Jeremy Lieberman
100 Park Avenue
New York, NY
(212) 661-1100

Fund Derivative Plaintiffs' Executive Committee

TABLE OF CONTENTS

Page(s)

I. INTRODUCTION AND FACTUAL SUMMARY 2

II. THE ADDITIONAL ARGUMENTS IN DEFENDANTS' SUPPLEMENTAL BRIEFS DO NOT UNDERMINE THE VALIDITY OF PLAINTIFF'S ICA CLAIMS 5

A. The BOA Defendants' New Section 36(b) Argument Has No Relevance To The Fund Derivative Complaint 5

B. Gordon's And DeMartini's Section 48 Arguments Fail As A Matter Of Law 6

III. DESPITE DEFENDANTS' ARGUMENTS, PLAINTIFF HAS SUFFICIENTLY ALLEGED FUTILITY OF DEMAND 6

IV. THE BOA DEFENDANTS' ARGUMENTS THAT PLAINTIFF HAS NO STANDING ARE UNAVAILING 8

V. PRITCHARD'S MOTION TO DISMISS FOR LACK OF JURISDICTION SHOULD BE DENIED 11

CONCLUSION 12

TABLE OF AUTHORITIES

CASES **Page(s)**

Amalgamated Bank v. Yost,
C.A. No. 04-0972,
2005 WL 226117 (E.D. Pa. Jan. 31, 2005) 10

Amalgamated Clothing & Textile Workers Union v. SEC,
15 F.3d 254 (2d Cir. 1994) 9

In re Bank of New York Derivative Litigation,
320 F.3d 291 (2d Cir. 2003) 10

Bird v. Lida, Inc.,
681 A.2d 399 (Del. Ch. 1996) 10

Chambers v. Time Warner, Inc.,
282 F.3d 147 (2d Cir. 2002) 7

Chirlin c. Crosby,
C.A. No. 6632,
1982 WL 17872 (Del. Ch. Dec. 7, 1982) 11

Finnell v. Bank of America,
Case No. 03-4446 (D.N.J. Sept. 18, 2003) 6, 11

Midland Food Services, LLC v. Castle Hill Holdings V, LLC,
792 A.2d 920 (Del. Ch. 1999) 10

Kramer v. Time Warner, Inc.,
937 F.2d 767 (2d Cir. 1991) 7

Williams v. Bank One Corp.,
C.A. No. 03-8561,
2003 WL 22964376 (N.D. Ill. Dec. 15, 2003) 8

STATUTES AND RULES

Investment Company Act § 10(f),
15 U.S.C. § 80a-10(f) 9

Investment Company Act § 12(d)(1)(A),
15 U.S.C. § 80a-12(d)(1)(A) 8

Investment Company Act § 17,
15 U.S.C. § 80a-17 8

Investment Company Act § 36(b),
15 U.S.C. § 80a-35(b) 5

Fed. R. Civ. P. 23.1 6

SEC Investment Company Act Rule 12d3-1(d)(8),
17 C.F.R. 270.12d3 9

OTHER AUTHORITIES

5 *Moore's Federal Practice*,
3d § 23.1.07[2] (1999) 11

North American Security Trust and NASL Series Trust,
No-Action Letter,
1993 WL 37523 (Feb. 2, 1993) 9

SEC No-Action Letter
1995 WL 693304 (Nov. 7, 1995) 8, 9

The Fund Derivative Plaintiffs submit this supplemental memorandum in opposition to the supplemental briefs filed by the following defendants in the Bank of America Sub-Track:

1. The "BOA Defendants."[1]

2. Robert H. Gordon ("Gordon"), the President and Chairman of BACAP until on or about September 12, 2003, when he was fired or resigned. *Id.*, ¶ 22(a).

3. Richard DeMartini ("DeMartini"), who replaced Gordon as the President and Chairman of BACAP on or about September 12, 2003, until he retired on or about April 1, 2004. *Id.*, ¶ 22 (b).

4. Pritchard Capital Partners LLC ("Pritchard"), a broker-dealer who is alleged to have late traded and market timed the funds in the Nations Funds Trust. *Id.*, ¶¶ 31(d), 112-113.[2]

Plaintiffs respond below only to those portions of defendants' supplemental briefs that are directed to the Fund Derivative Complaints[3] and only to those arguments not addressed in the Fund Derivative Plaintiffs' Corrected Omnibus Memorandum of Law in Opposition to Motions to Dismiss of Fund Defendants, Broker-Dealer Defendants and Trader Defendants ("Plaintiffs' Omnibus Brief" or "Pl. Om. Br."), which plaintiffs adopt and incorporate by reference herein.

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[1] The "BOA Defendants" are comprised of: (a) Bank of America Corporation ("BAC"); Bank of America, N.A. ("BANA"); Banc of America Capital Management, LLC ("BACAP"); BACAP Distributors, LLC ("BACAPD"); and Bank of America Securities, LLC ("BAS") (Consolidated Amended Fund Derivative Complaint ("Complaint" or "Compl."), ¶ 21); and (b) the Independent Trustees of the Nations Funds Trust: William P. Carmichael; William H. Grigg; Thomas F. Keller; Carl E. Mundy, Jr.; Dr. Cornelius J. Pings; Minor M. Shaw; Charles B. Walker; Edmond L. Benson, III; James B. Sommers; and Thomas S. Word. *Id.*, ¶ 22(e)-(n). The BOA Defendants' supplemental brief is also submitted on behalf of Nations Funds Trust, which is a defendant in the class actions, but a nominal defendant in the Fund Derivative Actions, in which plaintiffs have sued derivatively on behalf of the Nations Funds Trust.

[2] Pritchard moves to dismiss the Complaint for, among other reasons, lack of demand and standing, adopting and incorporating the relevant arguments in the Fund Defendants' and Broker-Dealers' omnibus briefs; these arguments are addressed in the Fund Derivative Plaintiffs' Corrected Omnibus Memorandum of Law in Opposition to Motions to Dismiss of Fund Defendants, Broker-Dealer Defendants and Trader Defendants ("Plaintiffs' Omnibus Brief" or "Pl. Om. Br."). Pritchard's argument that this Court lacks personal jurisdiction is addressed in Section V below.

[3] Defendants' supplemental briefs are directed to the Class and Fund Derivative Complaints. Gordon's brief is also directed to the parent derivative complaint.

I. INTRODUCTION AND FACTUAL SUMMARY

All the Nations Funds are included in a single investment company trust, called the Nations Funds Trust. The Nations Funds Trust (the "Trust"), a Delaware trust, is a registered investment company under the Investment Company Act of 1940 ("ICA"). Plaintiff brings this action derivatively on behalf of the Trust to seek redress for the harm inflicted on the Trust by its Managers,[4] who breached their fiduciary duties to the Trust, and by third parties, such as Pritchard, all of whom participated in a manipulative scheme to enrich themselves at the expense of the Trust through late trading and market timing. Compl., ¶¶ 1-2. Plaintiff also seeks redress for the harm caused by the Trustees of the Nations Trust who, despite knowing of the harm caused by late trading and market timing, approved the Management Contracts year after year without investigating whether the Managers were fit to act as fiduciaries for the Trust and otherwise failed to take any action to detect and prevent late trading and market timing in the Trust. *Id.*, ¶ 502. Plaintiff is a shareholder of the Nations Marsico Fund (*id.*, ¶ 20), a series of the Trust, and therefore has standing to maintain this derivative action on behalf of the Trust. *See* Pl. Om. Br. at 67-76.

The conduct of the BOA Defendants in this case arguably is the most egregious of all of the mutual fund Managers in these mutual funds cases. The Nations Trust is the only fund family whose Managers entered into a ***written agreement*** with a known avid timer – Canary Capital Partners LLP ("Canary") – to permit it to late trade and time the Nations and other funds in exchange for "sticky asset" investments in non-timed Nations funds. Compl., ¶¶ 107, 272-274. The May 1, 2001, agreement with Canary was negotiated by Theodore C. Sihpol ("Sihpol"),

---

[4] Defendants BAC, BANA, Banc of America Advisers, LLC, BACAP, BACAPD and BAS, are collectively referred to as the "Managers". Compl., ¶21.

a broker at BAS, who was subsequently the subject of a SEC administrative proceeding, in which he was charged with facilitating Canary's late trading and market timing, including the installation of the "box," BAS' electronic mutual fund entry order system, in Canary's offices, which allowed Canary to function as a branch of BAS, and permitted it to late trade and time the Nations and other funds with impunity. Compl., ¶¶ 94-103. On September 16, 2003, after the BOA Defendants' role in the mutual funds timing scandal became public, Sihpol's employment was terminated by BAS. *Id.*, ¶ 300. Sihpol was indicted on 40 counts of, among other things, felony fraud and larceny, and his criminal trial in New York is currently underway. *Id.*, ¶ 103.

BOA was a full-service late trading/market timing provider to Canary. In addition to arranging for it to late trade and time the Nations and other funds, BOA provided financing for Canary's late trading and market timing strategies, including the arrangement of swap transactions. *Id.,* ¶¶ 86, 278-286. During the period of Canary's trading, BOA increased Canary's credit line from $75 million to $200 million, and charged it exorbitant interest. *Id.,* ¶¶ 278. Canary had up to ***$60 million*** at a time in timing money in the Nations funds. *Id.*, ¶ 272.

The illicit trading and financing arrangements with Canary were well-known and approved by the highest level of management at BOA. Defendant Gordon, the co-president of BACAP in mid-2001, confirmed in an e-mail to the Nations "timing police" that Canary was "an approved timer." *Id.*, ¶ 276. Similarly, in early 2002, defendant DeMartini, the then-president of BOA's asset management business, received an e-mail from Sihpol bragging about the revenues generated from BOA's late trading/timing arrangement with Canary. *Id.*, ¶ 277. The BOA Managers, in order to continue to increase their revenues from these arrangements, even secured an exemption from Nations' redemption policy for Canary. *Id.,* ¶¶ 293-294. Despite written complaints to the "timing police" from BOA's own employees about the damage caused to the

Nations funds by late trading and timing, the Managers continued to permit Canary to time the funds until early July 2003, when Canary itself stopped trading as a result of having received the NYAG subpoena. *Id.,* ¶¶ 296-298. Indeed, even the Nations Trustees were aware of and approved Canary's late trading. *Id*, ¶¶ 12, 302, 501(i) and (j).

As a result of this misconduct, on or about September 11, 2003, defendants Gordon and Charles D. Bryceland, Sihpol's immediate superior at BAS, were fired or resigned. *Id.,* ¶ 301. DeMartini retired in April 2004. *Id.*, ¶ 22(b). The BOA Defendants were forced to agree to exit the securities clearing business as part of their regulatory settlement – the only regulatory settlement in these cases that required such a measure. *Id.,* ¶ 104. The BOA Defendants' regulatory settlement is also the only one that provides for the ouster of eight Nations Trustees, requiring that they be replaced within the year as a result of their having approved Canary's market timing arrangement. *Id.*, ¶ 302.

Canary was not the only trader that the BOA Defendants knowingly allowed to late trade and time the Nations Funds. Even without the aid of formal discovery, the Fund Derivative Plaintiffs have learned, and have alleged in the Complaint, that at least two other broker-dealers, defendants Trautman Wasserman & Company, Inc. ("Trautman") and Pritchard, were given the BAS "box" to late trade and time the Nations and other funds. *Id.*, ¶¶ 100. Trautman executed more than ***$420 million*** in late trading and timing trades in the Nations funds through its box. *Id.*, ¶ 110. Trautman also executed more than ***$15 million*** in trades on behalf of Canary through its box. *Id.*, ¶ 111. Pritchard, in turn, funneled more than ***$130 million*** in late trading and timing dollars through the Nations funds. *Id.,* ¶ 112. During this period of untrammeled late trading and market timing in the funds, the faithless Managers collected exorbitant fees and other compensation based on the average net assets of the Nations funds, which were inflated by the

"sticky assets" that were parked in non-timed funds, and the late trading and timing dollars in the late traded/timed funds. *Id.*, ¶¶ 303-307. As alleged in the Complaint, during the fiscal year ending March 31, 2003, alone – the period of wrongdoing alleged in the Complaint extends from May 2001 through July 2003 (*Id.*, ¶ 297) – the Managers of the Nations Trust collected more than ***$159 million*** in advisory, administrative and 12b-1 fees. *Id.*, at ¶ 308. After discovery, still more late trading and market timing may be uncovered.

These allegations constitute a sufficient factual predicate for all of plaintiff's claims as a matter of law, including his claims under the ICA and the Investment Advisers Act of 1940 ("IAA"), and raise a reasonable doubt that the Trustees could have acted impartially in considering demand, if one had been made. The only "new" arguments defendants make in their supplemental briefs, as shown below, should be rejected.

II. THE ADDITIONAL ARGUMENTS IN DEFENDANTS' SUPPLEMENTAL BRIEFS DO NOT UNDERMINE THE VALIDITY OF PLAINTIFF'S ICA CLAIMS

A. The BOA Defendants' New Section 36(b) Argument Has No Relevance To The Fund Derivative Complaint

The BOA Defendants argue that a Section 36(b) claim may not be maintained against the Nations Funds Trust or the Trustees (BOA Defs. Supp. Br. at 11), but that argument is irrelevant here because the Fund Derivative Complaint does not include a Section 36(b) claim against the Nations Funds Trust, on whose behalf this derivative action is brought, nor against the Trustees. Plaintiff's 36(b) claims are asserted against the Managers only. Compl., ¶¶ 601-618.[5]

[5] In response to the BOA Defendants' argument that: (a) plaintiff has not stated a valid Section 36(b) claim, see Pl. Om. Br. at 8-21; (b) plaintiff lacks standing to bring a Section 36(b) claim, see *id.*, at 8, 69-74; and (c) the future reductions in the Managers' settlement with the New York Attorney General discharge their liability under Section 36(b), see *id.* at 29-33.

B. Gordon's And DeMartini's Section 48 Arguments Fail As A Matter Of Law

These defendants' argument that they cannot be liable as control persons under Section 48 of the ICA because the Complaint does not allege that they "had or excised control over the allegedly improper conduct" (Gordon Supp. Br. at 17; DeMartini Supp. Br. at 14) is incorrect. There is no requirement of "culpable participation" for Section 48 control person liability to attach; all that is required is a primary violation of the ICA and notice pleading of facts of control. *See* Pl. Om. Br. at 28. Plaintiffs' allegations amply meet this standard. Both Gordon and DeMartini were top executives of BOA during the period of timing. Compl., ¶ 22(a) and (b). Both knew of Canary's late trading and timing, knew about the funds' policies against excessive trading, and nonetheless approved or condoned the practices. *Id.*, ¶¶ 276, 22(b). Both defendants were superiors of Sihpol, the architect of the unlawful arrangement with Canary, and received e-mails from him, as well as the Nations' timing police, concerning Canary's improper activities. *Id.*, ¶¶ 275, 277. Indeed, Gordon was fired or "resigned" when BOA's misconduct, including Sihpol's criminal activities, were made public. *Id.*, ¶ 301.

III. DESPITE DEFENDANTS' ARGUMENTS, PLAINTIFF HAS SUFFICIENTLY ALLEGED FUTILITY OF DEMAND

The BOA Defendants' argument that the Trustees have "enforced the [Trust's] rights" for purposes of Federal Rule of Civil Procedure 23.1 (BOA Defs. Supp. Br. at 7) is a rehash of the arguments in the Defendants' Omnibus Brief and fails as a matter of law. *See* Pl. Om. Br. at 35-40. The initial complaint in this case was filed on September 18, 2003, *Finnell v. Bank of America*, Case No. 03-4446 (D.N.J.), which is the relevant date for considering whether demand would have been futile. *Id.* at ¶ 40. By that time, the Trustees had done nothing other than to

issue a September 8, 2003, press release, in which they pledged to "take action as appropriate" (BOA Defs. Supp. Br. at 7), which is not referenced in the Complaint[6] and should not be considered by the Court, and, which, in any event, falls far short of enforcing the rights of the Nations Trust. *See* Pl. Om. Br. at 35-40.

The BOA Defendants' argument that demand would not be excused under Delaware law fares no better. *See* Pl. Om. Br. at 41-55. Indeed, here, the likelihood of the Trustees' exposure to a significant threat of personal liability is even greater because the Trustees not only approved Management Contracts without assuring themselves that the Managers were not breaching their fiduciary duties to the funds, but they unquestionably ***knew*** that the Managers permitted and encouraged timing in the funds and, indeed, ***approved*** it. Compl. ¶¶ 302; 502(e), (f), (i) and (j). Moreover, the Trustees knew about the Trust's policies against market timing – as set forth in prospectuses and elsewhere – yet exempted Canary from redemption fees whose very purpose was to deter timing, notwithstanding the harm caused to the Nations Funds. *Id.*, ¶¶ 502(j).[7]

---

[6] *See, e.g., Chambers v. Time Warner, Inc.*, 282 F.3d 147, 153 (2d Cir. 2002) ("a plaintiff's reliance on the terms and effect of a document in drafting the complaint is a necessary prerequisite to the court's consideration of the document on a dismissal motion"). Even in cases where courts take judicial notice of public documents filed with the SEC, they only consider them to determine what the documents say and not for the truth of the matters asserted in them. *See Kramer v. Time Warner, Inc.*, 937 F.2d 767, 774 (2d Cir. 1991).

[7] Gordon's argument that plaintiff cannot raise a reasonable doubt that demand would have been futile because he no longer was a Trustee at the time this action was commenced, and therefore could not influence the other Trustees, assumes that the only basis plaintiff asserts for excusing demand is lack of independence. Plaintiff's main argument, however, is that there is a reasonable doubt that the Trustees would face a substantial risk of liability due to their affirmative misconduct and inaction. Thus, Gordon's removal as a Trustee prior to the commencement of the initial actions here would not change the demand futility analysis, because the other Trustees could not impartially consider demand as a result of *their* exposure to liability.

IV. THE BOA DEFENDANTS' ARGUMENTS THAT PLAINTIFF HAS NO STANDING ARE UNAVAILING

As set forth above, Plaintiff Finnell, as a holder of shares in a fund that is a series of the Nations Funds Trust, a registered investment company, has standing to sue on behalf of all the funds that comprise the Trust. *See* Pl. Om. Br. at 67-76. Here, ***all*** the funds in the Nations family of mutual funds are series of ***a single investment trust***: the Nations Funds Trust. Plaintiff Finnell has representative standing for ***all*** the different funds in the Nations Funds Trust.

The BOA Defendants cite a Nov. 7, 1995 SEC No-Action Letter for the proposition that the decision in *Williams v. Bank One Corp.*, C.A. No. 03-8561, 2003 WL 22964376 (N.D. Ill. Dec. 15, 2003), comports with the SEC's view that "[e]ach series of a series of investment company . . . is the functional equivalent of a separate investment company." *Williams* is against the great weight of authority and should not be followed. *See* Pl. Om. Br. at 71. In any event, the BOA Defendants selectively quote from the SEC No-Action Letter and ignore the SEC's statement in their letter that "a series is the functional equivalent of a separate investment company ... *in applying the various limitations and restrictions* imposed by the 1940 Act." 1995 WL 693304, at *7 (Nov. 7, 1995) (emphasis added). In that letter, the SEC determined that each series would be deemed a separate investment company for purposes of section 12(d)(1)(A) of the ICA, which prohibits an investment company from purchasing more than 3% of the outstanding voting shares of another investment company, but noted that it did ***not*** consider each series an investment company for all purposes. The SEC noted, for example, that assets of all series of an investment company may be aggregated for purposes of computing the amount of the officers' and employees' bond required under Section 17 of the ICA. *Id.* Thus, the Nov. 7,

1995 SEC No-Action Letter is no bar to plaintiff's standing here.[8]

Moreover, an earlier No-Action Letter took the opposite position with respect to series investment companies under Rule 10(f), dealing with purchases by an investment company of securities underwritten by certain affiliates of the investment company. That letter stated, "[w]e are not persuaded that each portfolio of a series company should always be treated as a separate investment company for purposes of Section 10(f)." North American Security Trust and NASL Series Trust, No-Action Letter, 1993 WL 37523, at *9 n.4 (Feb. 2, 1993).

The BOA Defendants' citation to Rule 12d3-1(d)(8) actually ***supports*** plaintiff's position that each series of an investment company is ***not*** a separate investment company under the ICA. That sub-section, which deals generally with purchases by an investment company of an interest in broker-dealers and investment advisers states that ***"[f]or purposes of this section:*** ... [a]ny ... series of an investment company ... shall be treated as if it is a registered investment company." (emphasis added). Rule 12d3-1(d), 17 C.F.R. § 270.12d3-1d. Obviously, the SEC understood that, unless expressly provided for otherwise, a single mutual fund series is not a registered investment company. Thus, if the SEC wanted a single mutual fund series to be treated as a separate investment company, it would need to provide expressly for it, as it did so in Rule 12d3-1(d)(8) ***for purposes of that section only***.

The BOA Defendants' argument that plaintiff has no standing because he purchased his shares "long after the key events alleged in his Complaint took place" (BOA Defs. Supp. Br. at 5-6) is similarly incorrect. The BOA Defendants solicited market timing and/or late trading in the Nations funds beginning in May 2001 and continuing until July 2003. Compl., ¶¶ 267, 297.

---

[8] SEC No-Action Letters are not binding in this Court. *See, e.g., Amalgamated Clothing & Textile Workers Union v. SEC,* 15 F.3d 254, 257 (2d Cir. 1994).

Plaintiff purchased his shares of a Nations fund on March 20, 2002, in the midst of timing in the Nations Funds. *Id.*, ¶ 20(a). Thus, plaintiff held his shares for at least 15 out of the 30 months of wrongdoing. That is hardly after the "key events," as the BOA Defendants wrongly claim. In fact, the BOA Defendants' most egregious misconduct is alleged to have occurred in May 2002, when the Nations Board, upon the recommendation of the Managers of the Nations Funds, approved a 2% redemption fee aimed at deterring timing and simultaneously exempted a timer (later identified as Canary) from its application. Compl., ¶ 502(j). Additionally, besides exempting Canary from the application of the redemption fee, in July 2002, the BOA Defendants renewed a $125 million loan agreement with Canary and retained a second loan facility in the amount of $166.7 million, in order to enable Canary to finance its late trading and timing trades. Compl., ¶ 283. The Complaint also alleges that Pritchard obtained the BAS box in early 2003 and subsequently late traded and timed more than $103 million in the Nations Funds. Compl., ¶ 112. The Defendants' reliance on *Amalgamated Bank v. Yost*, C.A. No. 04-0972, 2005 WL 226117, at *6-7 (E.D. Pa. Jan. 31, 2005), in support of their argument, is misplaced. In that case the plaintiff tried to sue derivatively on behalf of a corporation for misconduct that occurred ***before the corporation had been formed***. *Id.* (emphasis added).[9]

[9] The BOA Defendants further rely on *Bird v. Lida, Inc.*, 681 A.2d 399, 406 n.5 (Del. Ch. 1996), *Midland Food Services, LLC v. Castle Hill Holdings V, LLC*, 792 A.2d 920, 932 (Del. Ch.1999), and *In re Bank of New York Deriv. Litig.*, 320 F.3d 291, 298 (2d Cir. 2003). None of these cases affect the Plaintiff's arguments. In *Bird*, standing was not even an issue before the Court. The dicta relied on by the BOA Defendants merely states that a shareholder would not have standing to sue derivatively to dispute leases that were entered into prior to the company going public. *Id.* at 406. The *Midland* case has even less relevance to Defendants' arguments and deals with a company's attempts to rescind leases that were all executed on its behalf by its predecessor in interest. *Id.* Defendant's reliance on *In re Bank of New York Deriv. Litig.*, 320 F.3d at 298, is also misplaced. In that case, by the plaintiffs' own assertion, they did not own shares during the period in which the illegal scheme was implemented.

Moreover, even if plaintiff had purchased his shares after the "key events," plaintiff has standing to sue under the continuing wrong doctrine. "Under this doctrine, a shareholder may bring suit concerning actions that occurred prior to becoming a shareholder if the actions were part of a course of conduct that continued during the time that the plaintiff was a shareholder." 5 *Moore's Federal Practice* 3d § 23.1.07[2] (1999). Where, as in this case, a "wrong is a continuing wrong, the stockholder need only to have been the owner of stock during any time the wrong continued." *Chirlin v. Crosby*, C.A. No. 6632, 1982 WL 17872, at *1 (Del. Ch. Dec. 7, 1982). The facilitation of market timing in the Nations funds constitutes a continuing wrong that occurred between at least 2001 and July 2003. Therefore, the BOA Defendants' standing argument fail as a matter of law.

V. PRITCHARD'S MOTION TO DISMISS FOR LACK OF JURISDICTION SHOULD BE DENIED

Pritchard moves to dismiss for lack of personal jurisdiction based on the mistaken assumption that plaintiffs in each action filed their amended complaints as new actions in the District of Maryland. This did not occur. Plaintiffs' amended complaints were, in accordance with the Court's instructions in its September 24, 2004 letter, making the relevant states for jurisdictional purposes the states where the actions originally were filed, not Maryland. Pritchard does not argue that jurisdiction in any district other than Maryland is improper. This action, *Finnell v. Bank of America* (03-4446), initially was filed in the District of New Jersey. Even if the Court finds that there is no jurisdiction over Pritchard in New Jersey, which plaintiff does not concede, as the Court recognized in the case of defendant Edward Owens in the Excelsior Funds Sub-Track, it would be a waste of time and judicial resources to transfer this action against Pritchard to another district during pretrial proceedings, only to have it transferred

back to this Court as a tag-along action. *See* J. Blake, Order in the Excelsior Funds Sub-Track, C.A. No. 04-15861, docket #411 (D. Md. Mar. 3, 2005).

CONCLUSION

For the foregoing reasons, as well as those set forth in the Plaintiffs' Omnibus Brief, the motions to dismiss of the BOA Defendants, Gordon, De Martini and Pritchard should be denied.

Dated: May 2, 2005

WOLF HALDENSTEIN ADLER
FREEMAN & HERZ LLP

By: /s/
Daniel W. Krasner
Mark C. Rifkin
Demet Basar
270 Madison Avenue
New York, NY 10016
(212) 545-4600

CHIMICLES & TIKELLIS, LLP
Nicholas E. Chimicles
Denise Davis Schwartzman
Timothy N. Mathews
One Haverford Centre
Haverford, PA 19085
(610) 642-8500

POMERANTZ HAUDEK BLOCK
GROSSMAN & GROSS
Stanley M. Grossman
H. Adam Prussin
Jeremy Lieberman
100 Park Avenue
New York, NY 10017
(212) 661-1100

Fund Derivative Plaintiffs' Executive Committee

CHITWOOD & HARLEY LLP

Martin D. Chitwood
David J. Worley
Tamera M. Woodard
2300 Promenade II
1230 Peachtree Street, N.E.
Atlanta, Georgia 30309
(404) 873-3900

Fund Derivative Plaintiffs' Steering Committee

FARUQI & FARUQI LLP

Nadeem Faruqi
Shane Rowley
David H. Leventhal
320 East 39th Street
New York, NY 10016
(212) 983 - 9330

Fund Derivative Plaintiffs' Counsel

/398869

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION [Bank of America/Nations Funds Sub-Track]	ECF CASE MDL 1586 Case No. 04-MD-15862 (Hon. J. Frederick Motz)

PLAINTIFFS' SUPPLEMENTAL MEMORANDUM OF LAW IN OPPOSITION TO DEFENDANTS' MOTIONS TO DISMISS THE BANK OF AMERICA CONSOLIDATED AMENDED SHAREHOLDER CLASS ACTION COMPLAINT

GOODKIND LABATON RUDOFF & SUCHAROW, LLP

100 Park Avenue
New York, N.Y. 10116
(212) 907-0700
(212) 818-0477
Lead Counsel for Plaintiff Retirement Design and Management, Inc. and the Class

BERNSTEIN LIEBHARD & LIFSHITZ, LLP

10 East 40th Street
New York, N.Y. 10016
(212) 779-1414
(212) 779-3218
Counsel for Plaintiff Simcha Lyons

GREENFIELD & GOODMAN, LLC

7426 Tour Drive
Easton, MD 21601
(410) 745-4149
Counsel for D.M. Griffith and Fiduciary Sub-Class

TABLE OF CONTENTS

Page

TABLE OF AUTHORITIES iii

INTRODUCTION 1

STATEMENT OF FACTS 3

The Fund Defendants Facilitated Improper and Unlawful Trading in the Nations Funds 4

Nations Funds' Investors Were Harmed by the Improper and Unlawful Trading 4

The Nations Funds' Prospectuses Were Materially False and Misleading 5

The Truth is Revealed 6

ARGUMENT 6

I. STANDARD OF REVIEW 6

II. PLAINTIFFS' SECURITIES ACT CLAIMS ARE ADEQUATELY PLED 7

A. The Nations Funds' Prospectuses Were Materially False and Misleading 8

1. Defendant Gordon is Strictly Liable Under the Securities Act 10

B. Nations Funds Trust and the Individual Trustees are Statutory Sellers Under Section 12(a)(2) of the Securities Act 11

C. Plaintiffs' Securities Act Claims Do Not Sound in Fraud and are not Subject to the Heightened Pleading Standard of Rule 9(b) 12

III. THE COMPLAINT SUFFICIENTLY ALLEGES CLAIMS UNDER THE EXCHANGE ACT 14

A. All of the Defendants are Liable for their Active Participation in the Fraudulent Scheme 15

1. Defendant Gordon's Role in the Fraudulent Scheme 15

2. Defendant Putnam Participated in the Fraudulent Scheme 17

B. Plaintiffs Have Sufficiently Pled Scienter 18

1. Scienter Allegations Must Be Viewed in Their Totality 18

2. Plaintiffs Sufficiently Plead Intentional Misconduct or Recklessness 19

(a) The BofA Defendants 19

(b) The Trustee Defendants 21

(c) Defendant Gordon 23

(d) Defendant DeMartini 24

(e) Defendant Pritchard 25

(f) Defendant Putnam 25

3. Plaintiffs Sufficiently Plead Motive and Opportunity 26

C. The Tipper Defendants Are Liable For Wrongfully Using Nonpublic Information 27

IV. PLAINTIFFS HAVE PROPERLY PLED A CLAIM PURSUANT TO SECTION 36(B) 30

A. Plaintiffs are not Required to Plead Entitlement Beyond the Regulatory Settlements 33

B. Plaintiffs May Bring Section 36(b) Claims on Behalf of All Nations Funds' Shareholders 34

V. PLAINTIFFS ALLEGE CONTROL PERSON STATUS 37

A. Securities Act and Exchange Act 37

B. Investment Company Act 39

VI. PLAINTIFF GRIFFITH HAS STANDING TO PURSUE SECURITIES LAW CLAIMS 40

VII. PERSONAL JURISDICTION EXISTS AS TO DEFENDANT PRITCHARD 44

VIII. RULE 11 SANCTIONS ARE INAPPROPRIATE AND UNWARRANTED 45

CONCLUSION 47

TABLE OF AUTHORITIES

CASES

A.S. Abell Co. v. Chell,
412 F.2d 712 (4th Cir. 1969) 7

Adams v. Kinder-Morgan, Inc.,
340 F.3d 1083 (10th Cir. 2003) 40

AeroTech, Inc. v. Estes,
110 F.3d 1523 (10th Cir. 1997) 47

In re American Continental Corp./Lincoln Savs. & Loan Sec. Litig.,
794 F. Supp. 1424 (D. Ariz. 1992) 35

In re Ancor Communications, Inc. Sec. Litig.,
22 F. Supp. 2d 999 (D. Minn. 1998) 22

Arnlund v. Deloitte & Touche LLP,
199 F. Supp. 2d 461 (E.D. Va. 2002) 19

Bateman Eichler, Hill Richards, Inc. v. Berner,
472 U.S. 299 (1985) 29

In re Blech Sec. Litig.,
961 F. Supp. 569 (S.D.N.Y. 1997) 18

Bosche v. Louart Corp.,
CCH, Fed. Sec. L. Rep. ¶92,231 (N.D. Cal. 1968) 42

Brubaker v. City of Richmond,
943 F.2d 1363 (4th Cir. 1991) 46

In re Cable & Wireless, PLC,
321 F. Supp. 2d 749 (E.D. Va. 2004) 38

In re Cell Pathways, Inc ,
No. 99-725, 2000 WL 805221 (E.D. Pa. June 20, 2000) 22

Chiarella v. United States,
445 U.S. 222 (1980) 28

Combs v. Bakker,
886 F.2d 673 (4th Cir. 1989) 45

In re Cryomedical Sciences, Inc. Sec. Litig.,
884 F. Supp. 1001 (D. Md. 1995) 38

Dirks v. S.E.C.,
463 U.S. 646 (1983) 28

In re Dreyfus Aggressive Growth Mut. Fund Litig.,
No. 98cv4318, 2000 WL 1357509 (S.D.N.Y. Sept. 20, 2000) 34

In re Eaton Vance Corp. Sec. Litig.,
219 F.R.D. 38 (D. Mass. 2003) 36

In re Eaton Vance Corp. Sec. Litig.,
220 F.R.D. 162 (D. Mass. 2004) 36

Elliot v.Tilton,
64 F.3d 213 (5th Cir. 1995) 46

In re Enron Corp. Sec., Deriv. & ERISA Litig.,
235 F. Supp. 2d 549 (S.D. Tex. 2002) 19, 23, 24, 25

In re Enron Corp. Sec., Deriv. & ERISA Litig.,
284 F. Supp. 2d 511 (S.D. Tex. 2003) 43

Ernst & Ernst v. Hochfelder,
425 U.S. 185 (1976) 18

Florida St. Bd. of Admin. v. Green Tree Fin. Corp.,
270 F.3d 645 (8th Cir. 2001) 21

Galbreath v. Burlington Coat Factory Warehouse of Arundel,
No. 03cv0555, 2003 WL 22955704 (D. Md. Dec. 2, 2003) 7

Galfand v. Chestnutt Corp.,
545 F.2d 807 (2d Cir. 1976) 31

Gariety v. Grant Thornton, LLP,
368 F.3d 356 (4th Cir. 2004) 17

Gasner v. Bd. of Supervisors,
103 F.3d 351 (4th Cir. 1996) 11

Gill v. Three Dimension Sys., Inc.,
87 F. Supp. 2d 1278 (M.D. Fla. 2000) 45

Gordon v. Unifund CCR Partners,
345 F.3d 1028 (8th Cir. 2003) 47

Green v. Fund Asset Mgmt., L.P.,
19 F. Supp. 2d 227 (D.N.J. 1998) 31, 32

Green v. Fund Asset Mgmt., L.P.,
147 F. Supp. 2d 318 (D.N.J. 2001), *aff'd*, 286 F.3d 682 (3d Cir. 2002)....................................32

Green v. Nuveen Advisory Corp.,
186 F.R.D. 486 (N.D. Ill. 1999)....................................31

Gross v. Diversified Mortgage Investors,
431 F. Supp. 1080 (S.D.N.Y.), *aff'd*, 636 F.2d 1201 (2d Cir. 1980)....................................42

Gustafson v. Alloyd Co.,
513 U.S. 561 (1995)....................................7

Haas v. Pittsburgh Nat'l Bank,
526 F.2d 1083 (3d Cir. 1975)....................................35, 36

Hadges v. Yonkers Racing Corp.,
48 F.3d 1320 (2d Cir. 1995)....................................47

In re Hamilton Bankcorp., Inc. Sec. Litig.,
194 F. Supp. 2d 1353 (S.D. Fla. 2002)....................................13

Herman & MacLean v. Huddleston,
459 U.S. 357 (1983)....................................7, 8, 12

Heyman v. Heyman,
356 F. Supp. 958 (S.D.N.Y. 1973)....................................42

Hicks v. Morgan Stanley,
No. 01cv10071, 2003 WL 21672085 (S.D.N.Y. July 16, 2003)....................................34

In re Honeywell Int'l Inc. Sec. Litig.,
182 F. Supp. 2d 414 (D.N.J. 2002)....................................22

Hopson v. Schilling,
418 F. Supp. 1223 (D. Ind. 1976)....................................36

Hunt v. Wachovia Bank and Trust Co.,
No. 80cv472, 1981 WL 1650 (M.D.N.C. Jun. 24, 1981)....................................42

Hunter v. Earthgrains Co. Bakery,
281 F.3d 144 (4th Cir. 2002)....................................46

Ibarra v. United States,
120 F.3d 472 (4th Cir. 1997)....................................7

International Controls Corp. v. Vesco,
593 F.2d 166 (2d Cir. 1979)....................................45

James v. Gerber Prods. Co.,
483 F.2d 944 (6th Cir. 1973)....42, 43

Jerozal v. Cash Reserve Mgmt., Inc.,
No. 81-1569, 1982 WL 1363 (S.D.N.Y. Aug. 10, 1982)....40

Johnson v. Aljian,
No. 03-5986, 2004 U.S. Dist. LEXIS 14986 (C.D. Cal. Jul. 30, 2004)....28

In re K-Tel Int'l, Inc. Sec. Litig.,
300 F.3d 881 (8th Cir. 2002)....10

Lessler v. Little,
857 F.2d 866 (1st Cir. 1988)....39, 40

In re ML-Lee Acquisition Fund II and ML-Lee Acquisition Fund II (Retirement Accounts), L.P. Sec. Litig.,
848 F. Supp. 527 (D. Del. 1994)....39, 40

Maywalt v. Parker & Parsley Petroleum Co.,
147 F.R.D. 51 (S.D.N.Y. 1993)....35

McLaughlin v. Copeland,
435 F. Supp. 513....45

McNutt v. General Motors Acceptance Corp.,
298 U.S. 178 (1936)....45

In re Medimmune Inc. Sec. Litig.,
873 F. Supp. 953 (D. Md. 1995)....39

In re MicroStrategy, Inc. Sec. Litig.,
115 F. Supp. 2d 620 (E.D. Va. 2000)....*passim*

Migdal v. Rowe-Price-Fleming Int'l, Inc.,
248 F.3d 321 (4th Cir. 2001)....31, 32, 33

Migdal v. Rowe-Price-Fleming, Int'l, Inc.,
No. AMD 98-2162, 2000 WL 350400 (D. Md. Mar. 20, 2000),
aff'd, 248 F.3d 321 (4th Cir. 2001)....33

Moore v. Comfed Sav. Bank,
908 F.2d 834 (11th Cir. 1990)....36

In re NationsMart Corp. Sec. Litig.,
130 F.3d 309 (8th Cir. 1997)....7, 8

Novak v. Kasaks,
216 F.3d 300 (2d Cir. 1999) 21, 22, 24, 26

Oakland Raiders v. Office of Emergency Preparedness,
380 F. Supp. 187 (C.D. Cal. 1974) 33

Ottmann v. Hanger Orthopedic Group, Inc.,
353 F.3d 338 (4th Cir. 2003) 18, 19

In re PeopleSoft, Inc., Sec. Litig.,
No. 99cv00472, 2000 WL 1737936 (N.D. Cal. May 25, 2000) 22

Pfeiffer v. Bjurman, Barry & Assocs.,
No. 03cv9741, 2004 WL 1903075 (S.D.N.Y Aug. 26, 2004) 32, 33

Phillips v. LCI Int'l, Inc.,
190 F.3d 609 (4th Cir. 1999) 26

Piper Acceptance Corp. v. Slaughter,
600 F. Supp. 169 (D. Colo. 1985) 45

In re Prudential Sec. Inc. Ltd. P'ship Litig.,
163 F.R.D. 200 (S.D.N.Y. 1995) 34

Radcliffe v. Rainbow Constr. Co.,
254 F.3d 772 (9th Cir. 2001) 47

In re Rent-Way Sec. Litig.,
209 F. Supp. 2d 493 (W.D. Pa. 2002) 22

Ridder v. City of Springfield,
109 F.3d 288 (6th Cir. 1997) 47

Robinson v. Penn Central Co.,
484 F.2d 553 (3d Cir. 1973) 45

Roeder v. Alpha Indus., Inc.,
814 F.2d 22 (1st Cir. 1987) 10

Rohrbaugh v. Inv. Co. Inst.,
No. 00cv1237, 2002 WL 31100821 (D.D.C. July 2, 2002) 31

In re Royal Ahold N.V. Sec. & ERISA Litig.,
351 F. Supp. 2d 334 (D. Md. 2004) .... *passim*

S.E.C. v. Blackman,
No. 3:99-1072, 2000 WL 868770 (M.D. Tenn. May 26, 2000) 30

S.E.C. v. Yun,
327 F.3d 1263 (11th Cir. 2003)....................28

In re Safety-Kleen Corp. Bondholders Litig.,
No. 3:00-1145-17, 2004 WL 3115871 (D.S.C. Mar. 19, 2004)....................37

In re Sargent,
136 F.3d 349 (4th Cir. 1998)....................46

In re Scholastic Corp. Sec. Litig.,
252 F.3d 63 (2d Cir. 2001)....................21

Sensormatic Sec. Corp. v. Sensormatics Elec. Corp.,
249 F. Supp. 2d 703 (D. Md. 2003)....................16, 39

Silber v. Mabon,
957 F.2d 697 (9th Cir. 1992)....................43

Simpson v. Welch,
900 F.2d 33 (4th Cir. 1990)....................46

In re SmarTalk Teleservices, Inc. Sec. Litig.,
124 F. Supp. 2d 527 (S.D. Ohio 2000)....................27, 28

Stander v. Fin. Clearing & Servs. Corp.,
730 F. Supp. 1282 (S.D.N.Y. 1990)....................18

Starlight Int'l, Inc. v. Herlihy,
13 F. Supp. 2d 1178 (D. Kan 1998)....................45

Stavros v. Exelon Corp.,
266 F. Supp. 2d 833 (N.D. Ill. 2003)....................22

In re Storage Tech. Sec. Litig.,
630 F. Supp. 1072 (D. Col. 1986)....................43

Sullivan & Long, Inc. v. Scattered Corp.,
47 F.3d 857 (7th Cir. 1995)....................30

In re Sumitomo Copper Litig.,
182 F.R.D. 85 (S.D.N.Y. 1998)....................35

In re Telxon Corp. Sec. Litig.,
133 F. Supp. 2d 1010 (N.D. Ohio 2000)....................23

In re Tyco Int'l, Ltd.,
No. MDL 02-1335-B, 2004 WL 2348315 (D.N.H. Oct. 14, 2004)....................14

In re Unisys Corp. Sec. Litig.,
No. 00cv1845, 2000 WL 1367951 (E.D. Pa. Sept. 21, 2000) 22

United States v. O'Hagan,
521 U.S. 642 (1997) 27

In re Viropharma, Inc., Sec. Litig.,
No. 02cv1627, 2003 WL 1824914 (E.D. Pa. Apr. 7, 2003) 22

Williams v. Board of Trustees of Frederick Cmty. College,
No. 03cv2123, 2004 WL 45517 (D. Md. Jan. 8, 2004) 6, 7, 27

Wolf v. Richmond Cty Hosp. Auth.,
745 F.2d 904 (4th Cir. 1984) 45

STATUTES/RULES

15 U.S.C. § 78j(b) 15

15 U.S.C. § 78u-4(b)(2) 18

15 U.S.C. § 80a-35(b) 33

15 U.S.C. § 80a-47 39

15 U.S.C.A. § 77k (1) 11

15 U.S.C.A. § 77k (2) 11

28 U.S.C.A. § 2072 45

28 U.S.C.A. § 2412 45

17 C.F.R. § 240.10b-5 15

17 C.F.R. § 240.10b-5(a) 27

17 C.F.R. § 240.10b-5(c) 27

Fed. R. Civ. P. 8(a)(2) 32

Fed. R. Civ. P. 9(b) 12, 13, 14

Fed. R. Civ. P. 11 45

Fed. R. Civ. P. 11 (c)(1)(A) 46

Fed. R. Civ. P. 12(b)(6) 6, 7

Securities Act of 1933
Section 11 ..... *passim*
Section 12 ..... *passim*
Section 15 37
Section 20 37

Securities Exchange Act of 1934
Section 10(b) ..... *passim*

PSLRA
Section 21D(b)(2) 16

MISCELLANEOUS

3 L. Loss, Securities Regulation 1451 (2d ed. 1961) 28

Congress Takes Lid Off Mutual Funds, Forbes.com, available at,
http://www.forbes.com/2003/03/12/cx_mk_0313funds.html 36

The following is an omnibus response to the supplemental briefs filed by certain defendants in the Bank of America sub-track.[1] As such, Lead Plaintiffs in the Bank of America sub-track ("Plaintiffs") incorporate the statement of facts and arguments set forth more fully in Class Plaintiffs' Memorandum of Law in Response to Defendants' Omnibus Briefs in Support of their Motions to Dismiss (the "Omnibus Opposition" or "Omnibus Opp.") in its entirety and supplements those arguments herein.

INTRODUCTION

This is a federal class action filed on behalf of investors in the Nations Family of Funds (the "Nations Funds" or "Funds") who were harmed by market timing and late trading schemes perpetrated by the various entities and individuals charged with the management and administration of the Nations Funds, the broker-dealers who negotiated and provided capacity for the market timing and late trading, and the traders who timed and late traded in the Funds. The Consolidated Amended Complaint (the "Complaint"),[2] seeks remedies under the Securities Act of 1933 (the "Securities Act"), the Securities Exchange Act of 1934 (the "Exchange Act"), the Investment Company Act of 1940 (the "ICA Act") and the common law.[3]

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[1] Defendants who filed supplemental briefs in this sub-track are: Bank of America Corporation, ("BofA Corp."), Bank of America, N.A. (the "Bank"), Banc of America Capital Mgmt, LLC ("BofA Capital," also referred to as an "Advisor Defendant"), BACAP Distributors, LLC ("BACAP," also referred to as the "Administrator Defendant"), Banc of America Securities, LLC ("BofA Securities") (collectively referred to herein as "BofA" or the "BofA Defendants"); Nations Funds Trust (the "Trust"); the Individual Trustees ("Trustees") (collectively referred to herein as the "Issuer Defendants"); Putnam Investment Management LLC ("Putnam" also referred to as an "Advisor Defendant"); Pritchard Capital Partners, LLC ("Pritchard"); Robert H. Gordon ("Gordon," who is also a member of the Trustees); and Richard M. DeMartini ("DeMartini"). The BofA Defendants and the Issuer Defendants filed a joint supplemental brief as the "Fund Defendants." As set forth more fully below, the term "Fund Defendants" is one which has been used in this MDL to generally refer to various entities and is not always applicable in this sub-track. Adding to the confusion is the Fund Defendants' use of different monikers to describe specific entities in their brief than those used in the Complaint, as well as their lack of clarity in articulating which arguments apply to which particular Defendant Fund entity. In response, Plaintiffs have attempted to be as clear as possible when referring to a particular party or defendant group.

[2] References to the Complaint are referred to hereinafter as "¶ __."

[3] Plaintiffs note that three minor scrivener errors appear in the Complaint. These errors have no bearing on the substance of the allegations and are clearly discernible as typographical errors. First, ¶ 149 should correctly state "This claim is brought pursuant to Section 12(a)(2) of the Securities Act..." not Section 11. In addition, ¶¶ 174-184

Generally, the Complaint alleges that unbeknownst to Plaintiffs and members of the Class, Defendants participated in a scheme to allow, facilitate, and engage in the alleged market timing and late trading.[4] It is further alleged, that because timing and late trading injures ordinary mutual fund investors – who are not allowed to engage in such practices – these practices are acknowledged by the Funds as harmful and, therefore, prohibited.[5] Nonetheless, in return for huge profits, the Defendants engaged in these improper trading practices to the detriment of Plaintiffs and other class members, who paid, dollar for dollar, for such profits.

As set forth more fully in the Omnibus Opposition, these market timing and late trading schemes required the direct and substantial participation of three different groups (or types) of Defendants — the "Fund" Defendants, the "Broker" Defendants and the "Trader" Defendants. Simply stated, the Fund Defendants had control over the activities of the Funds as advisors, administrators and issuers of the Funds. The Broker Defendants arranged the secret and fraudulent market timing and late trading activities with preferred investors. And, the Trader Defendants were the preferred investors who used their relationships with Fund and Broker Defendants to engage in these improper trading practices at the expense of ordinary long term

and ¶¶ 185-192 are both referred to as "Fifth Cause Of Action Violation Of Section 10(b) Of The Exchange Act And Rule 10b-5 Promulgated Thereunder." Paragraphs 185-192, should have been referred to as the Sixth Cause of Action, with each subsequent Cause of Action/Claim for Relief numbered accordingly. However, so as to not disturb the numbering and reference to the remaining Causes of Actions/Claims for Relief, ¶¶ 185-192 will be referred to as the "Second Fifth Cause Of Action Violation Of Section 10(b) . . . ." Finally, ¶ 175 states plaintiffs "...were injured in connection with the purchase and/or sale of the Invesco funds by the market timers and late traders, as alleged herein." Paragraph 175 should correctly state that Plaintiffs "...were injured in connection with the purchase and/or sale of the Nations funds . . . ." Plaintiffs apologize for any inconvenience or confusion that these typographical errors may have caused the Court or Defendants. However, a review of Defendants' Briefs indicates that Defendants recognized these errors, correctly interpreted them, and addressed them accordingly.

[4] Details regarding how the market timing and late trading schemes were orchestrated by Defendants appears at ¶¶ 70-101 of the Complaint and pp. 3-6 of the Omnibus Opposition.

[5] Details regarding how market timing and late trading injures ordinary buy and hold investors, like Plaintiffs, can be found at ¶¶ 124-133 of the Complaint and p. 4 of the Omnibus Opposition.

investors.[6] Therefore, the actions of each different Defendant group contributed to the losses suffered by the ordinary, long-term investors.

STATEMENT OF FACTS

Nations Funds Trust ("NFST" or the "Trust") is comprised of more than 65 distinct mutual funds collectively known as the Nations Funds ¶ 19. As described in the Complaint, the Nations Funds are advised, operated, and controlled by a complicated grouping of advisors, sub-advisors, administrators, distributors, holding companies, subsidiaries, and groups. ¶ 59. With the exception of a few unrelated and unaffiliated service providers, all of these entities are owned or controlled by BofA Corp.

The Complaint describes how, unbeknownst to the Nations Fund shareholders, throughout the Class Period, the Fund Defendants allowed, and often facilitated, late trading and timing in the Nations Funds by certain "favored" investors, including Defendant Canary.[7] ¶¶ 70-101. Beginning in 2001, these Defendants: (1) negotiated agreements for market timing and late trading in the Nations Funds (*e.g.* ¶¶ 71, 73-76, 78); (2) provided access to in-house clearing services via a state-of-the-art electronic trading platform (*e.g.* ¶¶ 79, 87, 89, 101); (3) granted permission to time and late trade in the Nations Funds (*e.g.* ¶¶ 76-78, 80-82); (4) provided

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[6] For purposes of organization and management of the Mutual Fund MDL, the various Defendants have grouped themselves into these categories and have submitted omnibus briefs in support of their respective positions. However, because of the financial and banking behemoth that is BofA Corp., several of the Defendants in the BofA Sub-Track overlap and do not fall into one category --particularly with respect to BofA Corp. controlled or related entities. For example, BofA Securities, which most appropriately should be considered a Broker Defendant, is a wholly owned subsidiary of the BofA Corp. and an affiliate of BofA Capital and BACAP (both of whom could most easily be categorized as Fund Defendants). As a result, in the BofA Sub-Track, BofA Securities has included itself in the Fund Defendant group, rather than the Broker Defendant group. Accordingly, the following memo of law attempts to describe the various Defendants using the three categories that are familiar to the Court (Fund, Broker and Trader), as well as the manner in which these Defendants were categorized in the Complaint.

[7] As set forth in the Complaint, "Defendant Canary" or "Canary" refers to the following entities: Defendant Edward Stern; Defendant Canary Capital Partner, LLC; Defendant Canary Investment Management, LLC; and Defendant Canary Capital Partners, Ltd. Canary, a hedge fund, by far had the most extensive timing and late trading relationship with the BofA and the Nations Funds. ¶¶ 4, 70. However, as alleged in the Complaint, the Fund Defendants negotiated timing capacity and/or provided access to the trading platform to other traders and brokers, such as Defendants Pritchard, TransSierra, Trautman Wasserman & Co., Inc., and Aurum Securities Corp. ¶¶ 32-35, 100-101.

Canary with approximately $300 million of credit to finance its late trading and timing (*e.g.* ¶¶ 70, 79, 90, 95-97); and (5) provided Canary with inside information concerning the make-up of the Nations Funds and sold derivative short positions needed to time the Nations Funds as the market dropped (*e.g.* ¶¶ 91, 132-133).

The Fund Defendants Facilitated Improper and Unlawful Trading in the Nations Funds

The Fund Defendants– with the full knowledge and active participation of its senior management, entered into arrangements with and/or permitted preferred investors to time and late trade in various funds in the Nations Family of Funds. *See, e.g.,* ¶¶ 74, 76-77, 80, 83, 96. These arrangements, which generated millions of dollars in profits for the Fund Defendants (¶¶ 72, 88, 95, 134-37), were negotiated through BofA Securities' brokers who collected fees from both their timing clients and BofA Corp. for adding to its assets under management. ¶¶ 134-37.

In exchange for timing capacity in the Nations Funds, the Fund Defendants asked for and received "sticky assets" - - long term investments made in one of BofA's other financial vehicles that assured a steady flow of fees or other benefits to the Fund Defendants (including the Adviser, Administrator and Trustee Defendants) but added no value for the Nations Funds' shareholders. ¶¶ 79, 84, 92, 98.

Nations Funds' Investors Were Harmed by the Improper and Unlawful Trading

Market timing diluted certain funds, referred to as the "Timed Funds" and caused other harm to the purchasers and shareholders of the Nations Funds. ¶¶ 124-133. Market timing caused "dilution" by not only depriving the buy-and-hold investors of gains they would otherwise have realized on their investments, but also by forcing them to incur a disproportionate share of the losses on days that the NAV declined. ¶ 124. Indeed, the timer stepped in at the last minute and took part of the buy-and-hold investors' upside when the market went up, and as a result, the next day's NAV, as calculated on a per share basis, was less than it would have been

had the timers not invested in the Nations Funds. Conversely, if the timer sold shares on days the market prices fell below the calculated NAV, the arbitrage had the effect of making the next day's NAV, as calculated on a per share basis, lower than it would have been, thus magnifying the losses of investors. *Id.*

The harm caused to the Nations Funds' shareholders because of this trading also included increased transaction costs that they were forced to bear on a pro-rata basis. ¶ 125. Furthermore, the impact of market timing on the Nations Funds by the Trader and Broker Defendants was substantial, given the massive amounts of money that were being rapidly rifled through the Funds. The result of these massive in and out flows was a frustration of each of the Timed Funds' investment objectives, increased fees, expenses, and tax liabilities, and added expenses generated by the resulting unneeded work on behalf of the Nations Funds that did not benefit typical investors, but were nonetheless paid for by all of the Nations Funds' shareholders. *Id.* Market timing also harmed Nations Funds' investors by forcing fund manages to invest heavily in liquid, short-term investments that carry a lower rate of return than other securities, to ensure their ability to redeem shares sold by market timers. ¶ 126.

<u>The Nations Funds' Prospectuses Were Materially False and Misleading</u>

Each of the Nations Funds' prospectuses issued throughout the Class Period omitted material information that rendered the prospectuses materially false and misleading. For example, Defendants omitted material information in the Nations Funds' prospectuses concerning the market timing and late trading activities occurring in the Nations Funds during the Class Period. ¶¶ 102-103, 117. The Nations Funds' prospectuses failed to disclose the timing agreements entered into between the Defendants and Canary (as well as others) in exchange for the "payment" of monies to the Fund Defendants. *Id.* Most importantly, the prospectuses at issue omitted any information concerning the damaging affect that these

improper and undisclosed trading activities had on the value of Plaintiffs' shares by virtue of diluting the Funds' NAV. *Id.*

The Truth is Revealed

On September 4, 2003, *The Wall Street Journal* reported that the New York Attorney General Elliot Spitzer filed a complaint in New York Supreme Court (the "Spitzer Complaint"), alleging that certain mutual fund companies secretly allowed the improper and illegal trading described above. ¶ 4. The Spitzer Complaint received substantial press coverage, sparked additional regulatory investigations and led to calls for more regulation and tougher enforcement of the mutual and hedge fund industries.

On September 19, 2003, BofA issued a letter to its Nations Funds' shareholders addressing the reports of recent investigations into market timing and late trading. In this letter, BofA admitted that certain Nations Funds were the subject of market timing by Defendant Canary. ¶¶ 6, 120. BofA also stated that late trading was prohibited, and that they were continuing to investigate to discover "to what extent late trading may have taken place in the Nations Funds." ¶ 121.

Thereafter, BofA Corp. and its subsidiaries suspended and fired several employees in connection with the allegations of late trading and market timing. ¶ 122.

ARGUMENT

I. STANDARD OF REVIEW

The purpose of a motion to dismiss filed under Fed. R. Civ. P. 12(b)(6) is to test the sufficiency of the allegations in the complaint. *See Williams v. Board of Trustees of Frederick Cmty. College*, No. 03cv2123, 2004 WL 45517, at *3 (D. Md. Jan. 8, 2004). A Rule 12(b)(6) motion "does not resolve contests surrounding the facts, the merits of a claim, or the applicability of defenses." *Id.* at *3 (quoting *Edwards v. City of Goldsboro*, 178 F.3d 231, 243 (4th Cir.

1999)). Indeed, in this context, the court must disregard the contrary allegations of the party seeking dismissal. *A.S. Abell Co. v. Chell*, 412 F.2d 712, 715 (4th Cir. 1969). When deciding a motion to dismiss under Rule 12(b)(6), a court must instead "accept the well-pled allegations of the complaint as true," and must "construe the facts and reasonable inferences derived therefrom in the light most favorable to the plaintiff." *Ibarra v. United States*, 120 F.3d 472, 474 (4th Cir. 1997).[8]

II. PLAINTIFFS' SECURITIES ACT CLAIMS ARE ADEQUATELY PLED

The Securities Act gives investors a right to recover without proof of fraud when offering documents, such as prospectuses, are incomplete or misleading. *Gustafson v. Alloyd Co.*, 513 U.S. 561, 578 (1995). As set forth in greater detail in the Omnibus Opposition, § 11 of the Securities Act "impos[es] a stringent standard of liability on the parties who play a direct role in a registered offering." Omnibus Opp. at 42; *citing Herman & MacLean v. Huddleston,* 459 U.S. 375, 381-82 (1983) (footnote omitted). To establish a *prima facie* case of liability under this section, a plaintiff need only show that he purchased a security issued pursuant to a registration statement or prospectus containing a material misstatement or omission. *Huddleston,* 459 U.S. at 382; *In re NationsMart Corp. Sec. Litig.*, 130 F.3d 309, 318 (8th Cir. 1997). Section 11 does not require a plaintiff to plead or prove scienter or reliance. *Huddleston,* 459 U.S. at 381-82. Similarly, although having a slightly different legal standard, § 12(a)(2) also does not require plaintiffs to plead or prove scienter or reliance. *In re Royal Ahold N.V. Sec. & ERISA Litig.,* 351

[8] *See also Galbreath v. Burlington Coat Factory Warehouse of Arundel*, No. 03cv0555, 2003 WL 22955704, at *3 (D. Md. Dec. 2, 2003) ("when ruling on a 12(b)(6) motion, the court must view the complaint in the light most favorable to the plaintiff and accept the plaintiff's factual allegations, as well as all reasonable inferences therefrom, as true"). For this reason, a court may grant a motion to dismiss under Rule 12(b)(6) only when "it appears beyond doubt that the plaintiff can prove no set of facts in support of his claim which would entitle him to relief." *Williams*, 2004 WL 45517, at *3 (quoting *Conley v. Gibson*, 355 U.S. 41, 45-6 (1957)).

F. Supp. 2d 334, 399 (D. Md. 2004) ("Section 12(a)(2) also has been regarded as imposing a negligence standard").

A. The Nations Funds' Prospectuses Were Materially False and Misleading

To properly alleged a violation of §§ 11 and 12(a)(2), it is sufficient to either identify an affirmative statement which is false and misleading or identify information, which because of its omission, made the prospectuses false and misleading. *Huddleston*, 459 U.S. at 382*; In re NationSmart Corp., Sec. Litig.*, 130 F.3d 309, 318 (8th Cir. 1997); *Royal Ahold*, 351 F. Supp. 2d at 399. Here, the Fund Defendants, through the issuance of the Nations Funds' prospectuses, promoted the performance, fee structure and investment features of the Nations Funds. Accordingly, the Fund Defendants had a duty to present a "complete and non-misleading" picture of the investments they were offering to the public, including the market timing and/or late trading that was permitted at investors' expense. *See* Omnibus Opp. at 14-16.[9]

As the Complaint details, each of the prospectuses at issue contained materially false statements and/or omissions – to wit, that the Nations Funds actively safeguarded shareholders from the recognized harmful effects of timing and that late trading was not permitted. *See, e.g.*, ¶¶ 102-110, 117a-f. The Complaint alleges that the foregoing statements were not just false, but materially misleading, because they omitted the following material and adverse facts: (1) Defendants had entered into agreements allowing the Trader and Broker Defendants to time and/or late trade shares of the Nations Funds; (2) pursuant to those agreements, the Trader and Broker Defendants regularly timed and/or late traded shares of the Nations Funds; (3) contrary to the express representations in the prospectuses, the Nations Funds enforced their policy against

[9] As set forth in the Complaint and in the Omnibus Opposition, market timing and late trading are very harmful to ordinary investors, as they cause a dilution in the value of the Funds' shares. *See, e.g.*, ¶¶ 124-138; Omnibus Opp. at 4, 5-6, 11-13, 15, 46-48. Since these practices had a direct bearing on Plaintiffs' profits, it was critical that the Issuer Defendants make full disclosures regarding these activities in the Funds' prospectuses.

frequent traders and preferred customers selectively, *i.e.*, they did not enforce it against the Trader and Broker Defendants; (4) the Advisor Defendants regularly allowed the Trader and Broker Defendants to engage in trades that were disruptive to the efficient management of, and/or increased the costs and reduced the actual performance of the Nations Funds; and (5) the prospectuses failed to disclose that, pursuant to the unlawful agreements, the Fund Defendants benefited financially at the expense of the investors in the Nations Funds. *See* ¶¶ 102, 117.

In addition, some of the Nations Funds' prospectuses during the Class Period specifically addressed market timing, yet still omitted that the Funds actually allowed preferred customers, such as Canary, to market time, to the detriment of long-term investors. For example, in 2002, language was added to the Nations Funds' prospectuses, reassuring Plaintiffs, and other members of the Class, that they were protected from market timing:

> The interests of a Fund's long-term shareholders and its ability to manage investments may be adversely affected when its shares are repeatedly bought and sold in response to short-term market fluctuations – also known as "market timing." The exchange privilege is not indented as a vehicle for market timing. Excessive exchange activity may interfere with portfolio management and have an adverse effect on all shareholders. When BA Advisors believes frequent trading would have a disruptive effect on the Fund's ability to manage its investments, a Fund may reject purchase orders and exchanges into a Fund by any person, group or account that is believed to be a market timer.

¶ 110.

Issuer Defendants' assertion that market timing was not illegal or prohibited by the SEC, thus they were under no obligation to disclose such practices, is unpersuasive. Fund Def. Mem. at 13. The prospectuses at issue contained information regarding the manner and time in which the NAV of the Funds was calculated, how to redeem shares and how such shares would be valued. ¶ 116. However, the prospectuses omitted any information disclosing that preferred investors were not required to abide by the same trading rules as Plaintiffs. *See, e.g.*, ¶¶ 102-17.

It is irrelevant that there was no statutory obligation to disclose this information. Issuer Defendants were obligated to present a complete and non-misleading picture of the investments being offered to investors. *See Roeder v. Alpha Indus., Inc.*, 814 F.2d 22, 26 (1st Cir. 1987); *In re K-Tel Int'l, Inc. Sec. Litig.*, 300 F.3d 881, 889 (8th Cir. 2002) ("the law requires an 'actor to provide a complete and non-misleading information with respect to the subjects on which he undertakes to speak'").

Accordingly, the Complaint alleges that the Nations Funds' prospectuses issued throughout the Class Period contained material omissions concerning market timing and late trading activities rendering the prospectuses false and misleading. Each of the Issuer Defendants, including the Trustee Defendants, either issued or signed the false and misleading prospectuses and are strictly liable under §§ 11 and 12(a) of the Securities Act.

1. Defendant Gordon is Strictly Liable Under the Securities Act

Defendant Gordon argues separately that he is not a proper defendant under § 11 because he was not a trustee of the Nations Funds Trust as of July 31, 2002, in any of the Nations Fund "prospectuses complained of" by Plaintiffs. Gordon Mem. at pp. 12-13. Defendant Gordon's assertion is a blatant misrepresentations of the facts, as well as the allegations in the Complaint. First, the Nations Funds Trust is the issuer of **all the funds within the Nations Family of Fund**. ¶¶ 60-61. Second, Plaintiffs have clearly pled allegations regarding omissions and misrepresentations in the Nations Fund prospectuses beginning in 1998 and ending in September 2003. *See, e.g.,* ¶¶ 1, 36, 102-117. Third, Defendant Gordon was a member of the NFST Board of Trustees. *See* Registration Statements for the Nations Funds Trust dated October 23, 2002; April 21, 2003; and September 3, 2003 (relevant pages have been annexed hereto as Exs. A, B,

and C, respectively).[10] Insofar as Defendant Gordon **is** listed as member of the Board of Trustees in the Registration Statements for the Nations Funds Trust, the issuing body of all the Nations Funds –including the Timed Funds, during the Class period, and **signed** those registration statements, he is clearly a proper party pursuant to § 11 of the Securities Act. *See Exs. A, B, C;* 15 U.S.C.A §§ 77k (1), (2). Accordingly, Defendant Gordon fails in his attempt to contort Plaintiffs' allegations and misrepresent his role on the Board of the Trustee. Defendant Gordon's motion to dismiss the § 11 claims should be denied.

B. Nations Funds Trust and the Individual Trustees are Statutory Sellers Under Section 12(a)(2) of the Securities Act

To establish liability under Section 12(a)(2), a plaintiff must prove that the defendant: (1) offered or sold a security; (2) by the use of any means of communication in interstate commerce; (3) through a prospectus; (4) by making a false statement or omission of material fact; (5) the untruth of which was known by defendant but not known by plaintiff; and (6) that caused plaintiff's damages. *Gasner v. Bd. of Supervisors*, 103 F.3d 351, 356 (4th Cir. 1996). The Complaint's allegations easily satisfy these requirements. *See* ¶¶ 70-127; 150-157.

Ignoring the actual and legal manner in which mutual fund shares are marketed and sold to investors, the Issuer Defendants (including each individual Trustee Defendant) attempt to hide behind BofA's complex and confusing mutual fund family relationship to argue that they are not liable under § 12(a)(2) because Plaintiffs did not allege that they "purchased" any shares from these particular Defendants. *See* Fund Def. Supp. Mem. at pp. 14-15; Gordon Mem. at p. 13. Rather, Fund Defendants argue that Plaintiffs merely allege that the selling of Nations Fund shares was the responsibility of Defendant BACAP. *Id.* However, this argument is disingenuous

[10] These registration statements reveal that Defendant Gordon signed the Nations Funds Trust Registration Statements as a Trustee in October 2002 and April 2003, and as Vice President of the Board in October 2003.

because it does not comport with the realities of the design, management, and sale of the Nations Funds or the allegations in the Complaint. *See* Omnibus Opp. at 46-48; ¶¶ 59-69.

As set forth more fully in the Omnibus Opposition, the "unique" organizational, management and sales structure of mutual funds is unlike that of ordinary securities. *Id.* For example, unlike ordinary securities, mutual funds have continuous issuance and redemption provisions for their shares. *Id.* Therefore they do not have "firm commitment underwritings" and the distributor does not assume inventory risks for these issuances. *Id.* In addition, the issuer contracts with related entities for distribution, advisory and management services for the funds. *Id.* Accordingly, due to the unique way in mutual funds are structured and sold, the Issuer Defendants are liable as statutory sellers' pursuant to Section 12(a)(2). *Id.*

C. Plaintiffs' Securities Act Claims Do Not Sound in Fraud and are not Subject to the Heightened Pleading Standard of Rule 9(b)

The Fund Defendants argue that Plaintiffs' Securities Act claims "sound in fraud" and therefore, should be dismissed because these claims fail to meet the more stringent pleading requirements of Fed. R. Civ. P. 9(b). Fund Def. Supp. Mem. at pp. 12-13. This argument is a misguided application of the law, and therefore unpersuasive. Securities Act claims are **only** held to the heightened pleading standard of Rule 9(b) if the complaint reveals that plaintiffs have only "nominally" asserted that these claims do not sound in fraud and "make no effort to support such claims with non-fraud or negligence allegations." *Royal Ahold*, 351 F. Supp. 2d at 402. Despite Defendants' characterizations, Plaintiffs' Securities Act claims are clearly pled as negligence claims and more importantly are based upon the negligent and careless conduct of the Issuer Defendants.

Moreover, it is widely accepted that the Securities Act and the Exchange Act are not mutually exclusive. *Herman & MacLean v. Huddleston* 459 U.S. 357 (1983). In fact, courts

have held that where plaintiffs have alleged both Securities Act claims and fraud based Exchange Act claims, and those claims are both based upon the same set of facts, language which gives rise to fraud allegations will not be imputed to the Securities Act claims, if the Securities Act claims are clearly intended to be those of negligence. *See In re Hamilton Bankcorp., Inc. Sec. Litig.*, 194 F. Supp. 2d 1353 (S.D. Fla. 2002) *citing Holmes v. Baker*, 166 F. Supp. 2d 1362, 1371 (S.D. Fla. 2001) (plaintiff's Securities Act claims can sufficiently allege liability without resort to scienter, and do not so "sound in fraud" as to require compliance with Rule 9(b), even where similar, if not identical facts give rise to Section 10(b) of the Exchange Act in the same complaint; and when a plaintiff does not allege scienter under 1933 Act, allegations of defendants' various material misrepresentations and omissions shall be interpreted as either innocent or negligent misrepresentations and omissions, as opposed to fraudulent ones that would trigger Rule 9(b)).

As alleged in the Complaint, the Issuer Defendants violated §§ 11 and 12(a) of the Securities Act by permitting the issuance of prospectuses that contained material misstatements and omissions regarding harmful market timing and late trading by the other Defendants in this action; as well as prepared, disseminated and offered for sale such false and misleading prospectuses to Plaintiffs. *See* ¶¶ 44, 141-147; 150-157. The Complaint alleges that the Issuer Defendants were negligent in their responsibilities, including, among other things: 1) hiring the parties (including the Advisor and Administrator Defendants) that engaged in the fraudulent conduct; 2) failing to properly oversee and monitor the activities of these parties thereby allowing them to use the Nations Funds for their own personal gain; 3) allowing the issuance of prospectuses for the Nations Funds that contained omissions and misrepresentations regarding the actual way in the funds were managed; and 4) soliciting such false and misleading

prospectuses to Plaintiffs and the Class. *See* ¶¶ 44, 141-147; 150-157. This is the essence of negligent conduct.

Nonetheless, Defendants argue that Plaintiffs "one sentence disavowment of fraud" in the Complaint is insufficient to "divorce" the § 11 and § 12(a)(2) claims from the fraud based allegations. Fund Def. Supp. Mem. at p. 13. This is a blatant oversimplification of the Complaint's clear and well pled allegations. First, Plaintiffs clearly and "expressly exclude and disclaim any allegation that could be construed as alleging fraud or intentional or reckless conduct." ¶ 139. Further, Plaintiffs also specifically state within their §§ 11 & 12(a)(2) causes of action the negligent conduct upon which these claims are based. ¶¶ 141, 152; *see also Royal Ahold,* 351 F. Supp. 2d at 403. It is precisely this manner of pleading which demonstrates that Plaintiffs' § 11 and § 12(a) claims are negligence based and separate from the fraud based claims in this Complaint. *Id.* To require more, would necessitate the filing of separate complaints for Plaintiffs' fraud and non-fraud based claims, a result which is neither appropriate or required under the law. *Id.*[11]

III. THE COMPLAINT SUFFICIENTLY ALLEGES CLAIMS UNDER THE EXCHANGE ACT

To state a claim under § 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder, Plaintiffs must allege, that: (1) in connection with the purchase or sale of securities; (2) Defendants either (a) employed a device, scheme, or artifice to defraud; (b) made an untrue statement of a material fact or failed to state a material fact that was necessary to prevent the statements that were made from being misleading under the circumstances; or (c) engaged in an

[11] Moreover, assuming arguendo that the Court were to determine that Rule 9(b) is applicable to Plaintiffs' Securities Act claims, as demonstrated below, the Complaint satisfies the requirements of Rule 9(b). *See supra,* pp. 15-28. Nonetheless, if this Court were to determine that Class Plaintiffs have failed to satisfy Rule 9(b), the proper remedy would not be dismissal of Plaintiffs Securities Act claims. *In re Tyco Int'l, Ltd.*, No. MDL 02-1335-B, 2004 WL 2348315, at *15 (D.N.H. Oct. 14, 2004). Rather, with respect to § 11 and § 12(a) claims, "the proper remedy for failure to comply with Rule 9(b) would be to strike any deficient allegations and then assess the sufficiency of the remaining allegations." *Id.* at *15 (citations omitted).

act, practice, or course of business that operated as a fraud or deceit upon the Plaintiffs; (3) Defendants acted with scienter; (4) Plaintiffs relied upon the misstatement or omission or lack of a fraudulent scheme; and (5) Defendants' conduct proximately caused Plaintiffs' losses. 15 U.S.C. § 78j(b); 17 C.F.R. § 240.10b-5. As fully set forth below, and discussed in the Omnibus Opposition, Plaintiffs have adequately pled each of these elements.[12]

A. All of the Defendants are Liable for their Active Participation in the Fraudulent Scheme

All Defendants in this action are liable under Rule 10b-5(a), which prohibits employment of a "device, scheme, or artifice to defraud," and Rule 10b-5(c), which prohibits engaging in an "act, practice or course of business which operate[d] or would operate as a fraud or deceit upon any person." *See* Omnibus Opp. at 17-22. Thus, the assertions by Gordon and Putnam that, because they issued no statements, they cannot be held liable under Section 10(b), is simply incorrect.[13] In addition to the arguments set forth in the Omnibus Opposition, as demonstrated below, these Defendants were part of the fraudulent scheme. *See* Omnibus Opp. at 17-20, 22-23.

1. Defendant Gordon's Role in the Fraudulent Scheme

As set forth in the Complaint, Defendant Gordon was an active participant in the fraudulent scheme. Gordon was President of Defendant BACAP throughout 2002 and Co-Chairman of the Board of Directors of BOA throughout 2000. ¶ 22d. Gordon was also a Trustee of NFST since 2002 and has served as Vice Chairman of the Board of Trustees throughout 2003. *Id.* During the Class Period, Gordon "negotiated and approved market timing and late trading

[12] As discussed in the Omnibus Opp., Plaintiffs have pled an omissions case against the Fund Defendants and a fraudulent scheme case against all Defendants. Plaintiffs respectfully refer the Court to the Omnibus Opp. for a full discussion on scheme liability. Omnibus Opp. at 17-20, 22-23.

[13] *See* Gordon Mem. at 9-10; Putnam Mem. at 4-5. As discussed below, the remaining Defendants seek dismissal of the Exchange Act claims solely based on the assertion that Plaintiffs have failed to establish scienter. *See* Fund Def. Mem. at 15-16; DeMartini Mem. at 5-10; Pritchard Mem. at 4; *see also*, Gordon Mem. at 10-11; Putnam Mem. at 5-7.

capacity for the Canary Defendants" and "assisted, facilitated, approved, condoned and/or failed to prevent [other defendants] improper trading activity." ¶ 24. Further, Gordon was "kept abreast of the negotiations with Defendant Stern from the beginning, and had provided Defendant Sihpol with a list of Nations Funds from which Canary had made its selection of target funds." ¶ 80.

There were numerous e-mails between Gordon and Sihpol concerning Canary's market trading throughout the Class Period. ¶¶ 81-83. Indeed, Gordon stated to Sihpol: "nice incentive of matching funds in the Short-Intmdt. Gov't Fund....thanks, and let me know if there are any issues." ¶ 83. Sihpol even thanked Gordon for his help in facilitating Canary's improper trading. *See* ¶ 82. Gordon was also referred to in an e-mail from early 2002 stating that "when Rob [Gordon] and I spoke in December we agreed an increase of 2% would be acceptable provided it was accompanied by an amount of 'sticky assets' to be determined later." ¶ 92; *see also* ¶ 96 ("accolades go to Rob Gordon...for giving access to BACAP funds for market timing..."); ¶ 98 ("we [Gordon] intend to ask Mr. Stern for a commitment of $20 million in return for the market timing commitments"); ¶ 99 (Gordon approved additional timing capacity); and ¶ 111 (redemption fees proposed by Gordon to address market timing concerns – but "certain excepted transactions" were exempt). Thus, Gordon's role in the scheme is clear and his arguments to the contrary do not withstand scrutiny.[14]

[14] Gordon's argument (Gordon Mem. at 3) that he is not liable because he stated in one e-mail that he would not approve market timing capacity in exchange for increased "sticky assets" investments is contradicted by numerous other e-mails where he did approve such capacity. *See* ¶ 93 ("is this something that you want me to continue to make exceptions for (we don't as a general rule except market timers?) and ¶ 114 (March 18, 2003 e-mail in which Gordon approved further Canary timing in two additional Nations funds). Similarly, Gordon's argument that he only "passively received various e-mails" is erroneous. Gordon gave access to and ***approved*** Canary's market timing. *See* ¶¶ 96, 99.

Further, Gordon's claim that he was involved in market timing but *not* late trading (Gordon Mem. at 6) is a fact issue concerning the level of his involvement in the scheme and is irrelevant at this juncture. *Sensormatic Sec. Corp. v. Sensormatics Elec. Corp.*, 249 F. Supp. 2d 703, 711 (D. Md. 2003) (on motion to dismiss, court refused to allow defendant to raise fact issue because it was "matter of evidence, not pleading").

2. Defendant Putnam Participated in the Fraudulent Scheme

Defendant Putnam was a co-sub-advisor to certain Nations Funds that were timed during the Class Period and was responsible for the day-to-day investment decisions for certain portions of these Funds. ¶ 17. For example, Putman was the co-sub-advisor of the Nations International Equity Fund, which is one of the Timed Funds. ¶ 6 (a)-(b); *see also* Nations Funds International Equity Fund prospectuses dated August 1, 2000 and August 1, 2001, and Relevant Pages of the NFST Statement of Additional Information ("SAI") dated January 3, 2003 (relevant pages have been annexed hereto as Exs. D, E, and F, respectively). When BofA Capital retained Putnam as the sub-advisor, Putnam took over many of the critical functions associated with investment management for this fund. ¶¶ 63, 65. Such functions included hiring and employing portfolio managers, selling shares in this fund to the public, performing "back office" operations, determining the NAV of this fund on a daily basis, directing and controlling the investments in this fund, ensuring that the investment policies of this fund were observed, enforcing the policies of this fund (including, significantly, restrictions on trading and other activities that could be detrimental to the fund's shareholders and was the same policies in effect for the all Nations Funds), and otherwise managing the day-to-day operations of this Fund. ¶ 63. On account of these actions, Putnam played an important part in the scheme and, for purposes of this motion – where Plaintiffs have not had the benefit of discovery – Putnam should not be dismissed from the action.[15]

Separately, Gordon's argument that holders cannot allege claims under Section 10(b), (Gordon Mem. at 7 n.7), is mistaken. *See* Omnibus. Opp. at 7-13.

[15] Defendants' case citations on scheme liability are inapposite. Gordon Mem. at 7, 10, Putnam Mem. at 4. *Gariety v. Grant Thornton, LLP*, 368 F.3d 356, 368-69 (4th Cir. 2004) remanded to the district court the issue of whether there could be reliance on a *non-public* document – it *did not* involve scheme liability allegations. Further, the *Grant Thornton* Court, citing *Central Bank*, stated that "the Supreme Court observed that aiding and abetting liability would, if recognized, permit plaintiffs to 'circumvent the reliance requirement' because a 'defendant could

B. Plaintiffs Have Sufficiently Pled Scienter

1. Scienter Allegations Must Be Viewed in Their Totality

It is well settled in the Fourth Circuit that "courts ... should examine all of the allegations in each case to determine whether they collectively establish a strong inference of scienter." *Ottmann v. Hanger Orthopedic Group, Inc.*, 353 F.3d 338, 345 (4th Cir. 2003); *see also In re MicroStrategy, Inc. Sec. Litig.*, 115 F. Supp. 2d 620, 651 (E.D. Va. 2000) (same).[16] In *MicroStrategy*, Judge Ellis underscored the importance of considering these issues based upon the "totality of the allegations":

> [O]n a motion to dismiss, a court applying the "strong inference" standard of the PSLRA must take the factual allegations in the complaint as true, draw whatever inferences regarding the defendant's state of mind are supported by these allegations, and determine whether these inferences **individually or cumulatively** provide a strong – or "persuasive" and "cogent" – inference that the defendant possessed the requisite state of mind ... **a court should not consider each relevant factual allegation solely in isolation** – though some allegations by themselves may suffice to raise a strong inference of the requisite state of mind – but rather, as a part of the overall factual picture painted by the complaint. **If the totality of the circumstances alleged raises a "strong inference" of the requisite state of mind,** it is immaterial whether

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be liable without any showing that the plaintiff relied upon the aider and abettor's statements **or actions**.'" *Id.* (citation omitted) (emphasis added). Thus, the *Grant Thornton* court recognized the possibility of defendants being liable under Section 10(b) for their *actions*.

Defendants Gordon (Gordon Mem. at 7) and Putnam's (Putnam Mem. at 4) citation to *In re Royal Ahold N.V. Sec. & ERISA Litig.*, 351 F. Supp. 2d 334, 370-73 (D. Md. 2004), is equally misplaced. *Royal Ahold* held that plaintiffs must plead misstatements by each defendant for Section 10(b) but, allowing in certain 10b-5(a) and (c) claims to survive, held (citing *Affiliated Ute Citizens of Utah v. United States,* 406 U.S. 128, 153 (1972)) that "[u]nlike 10b-5(b), which requires a false statement or omission, claims under 10b-5(a) and (c) 'are not so restricted.'" Defendants' other authorities fare no better. Here, BofA contrived the market trading through Gordon and Ted Sihpol (*see generally* ¶¶ 70-116) and thus falls squarely within *In re Blech Sec. Litig.*, 961 F. Supp. 569, 583-84 (S.D.N.Y. 1997) (requiring that a clearing broker "itself engaged in the kind of manipulative conduct [such as] initiating the...fraudulent trades, or by directing, contriving, or pressuring the broker to engage in such trades"). *See also Stander v. Fin. Clearing & Servs. Corp.*, 730 F. Supp. 1282, 1288 (S.D.N.Y. 1990) (court held that "a clearing broker cannot be held liable as an aider and abettor simply because it performed its contracted-for services" whereas Plaintiffs allege far more than performance of "contracted-for services").

[16] Section 21D(b)(2) of the PSLRA requires that plaintiffs in securities fraud cases "state with particularity facts giving rise to a strong inference that the defendant[s] acted with the required state of mind." 15 U.S.C. § 78u-4(b)(2). The Supreme Court has defined scienter as "a mental state embracing intent to deceive, manipulate, or defraud." *Ernst & Ernst v. Hochfelder*, 425 U.S. 185, 193 n.12 (1976).

> plaintiffs satisfy their burden by "pleading motive and opportunity, conscious misbehavior, recklessness, or by impressing upon the Court a novel legal theory.

Id. at 631 (emphasis added).

Courts in this Circuit are also mindful that, under the PSLRA, scienter allegations must be made without the benefit of any discovery, and therefore, "allegations about a defendant's culpable state of mind must be drawn from limited state of mind evidence augmented by circumstantial facts and logical inferences." *Arnlund v. Deloitte & Touche LLP*, 199 F. Supp. 2d 461, 475 (E.D. Va. 2002). As demonstrated below, it is clear that the totality of the Complaint's allegations give rise to a strong inference that the Defendants acted with scienter.

2. Plaintiffs Sufficiently Plead Intentional Misconduct or Recklessness

In the Fourth Circuit, scienter may be shown through allegations of either intentional misconduct or recklessness. *See Ottmann*, 353 F.3d at 343-44. Motive and opportunity are not essential and need not be alleged, but rather are factors that should be considered collectively with other allegations in evaluating whether the Complaint successfully alleges scienter. *Id.* at 345-46. Factual allegations demonstrating a defendant's role in a common scheme to defraud establish intentional misconduct or recklessness. *See In re Enron Corp. Sec., Deriv. & ERISA Litig.*, 235 F. Supp. 2d 549, 694 (S.D. Tex. 2002). *See also* Omnibus Opp. at 26-27, 29-31. The Complaint alleges all Defendants' intentional misconduct through their participation in a common scheme.

(a) The BofA Defendants

Specifically, Plaintiffs allege that the BofA Defendants participated in a common scheme to siphon profits from innocent investors and force them to disproportionately bear losses and expenses caused by market timing, while disguising these actions from investors. ¶ 2. BofA

employees, including Sihpol, Gordon, and DeMartini, "negotiated and approved market timing and late trading capacity for [Canary]. ¶ 24. *See generally* ¶¶ 70-110. The Complaint contains numerous allegations that BofA's misconduct was intentional. For example, the Complaint alleges that:

- in 2001, BofA installed an electronic direct access system in Canary's offices that allowed Canary to enter trades directly into BofA's platform (¶¶ 71, 75);

- an internal memorandum, dated April 16, 2001, prepared by Sihpol, stated that Canary and BofA were prepared to go forward with market timing, subject to final approval of the list of Funds to be timed (¶ 76);

- On May 1, 2001, Stern sent Sihpol a letter confirming the Funds to be timed, providing the dollar amounts for each fund (¶ 78);

- A May 3, 2001 e-mail from Sihpol to Gordon advising Gordon of the names of the trading vehicles Canary would be using for timing its trades (¶ 81); *see also* ¶¶ 82-110.

The Complaint further alleges the benefits BofA received as a result of its participation in the market timing scheme:

- Stern's May 1, 2001 letter confirmed one of BofA's rewards for allowing timing – the deposit of "sticky assets" in other funds (¶ 79);

- Large infusions of cash provided by Canary and other timers were a large source of profits to BofA by dramatically increasing the amounts of assets under management, and thereby increasing the dollar amount of fees payable from those assets (¶ 136);

- BofA also earned significant monies beyond advisory fees, namely, huge investments in other BofA vehicles and additional non-timing related business (¶ 137).

Thus, because it is clearly alleged that the BofA Defendants had direct contact with Canary and assisted Canary in setting up its trading activity, the BofA Defendants cannot possibly argue that the BofA Defendants did not have "knowledge" of this activity.

In addition, the representations at issue (¶ 117) are representations **of BofA policy** concerning market timing and late trading. As alleged in the Complaint, these policies were violated. ¶ 117c. Since the "policies Defendants are alleged to have violated are relatively simple, it is more likely that the Defendants were aware of the violations and consciously or intentionally implemented or supported them, or were reckless in this regard." *MicroStrategy*, 115 F. Supp. 2d at 638 (citing *Chalverus v. Pegasystems*, 59 F. Supp. 2d 226, 234 (D. Mass 1999) ("Courts also have held that 'violation of a company's own policy supports an inference of scienter.'")); *In re Scholastic Corp. Sec. Litig.*, 252 F.3d 63, 76-77 (2d Cir. 2001) ("actions contrary to expressed policy and prior practice" demonstrate recklessness).

Pleading intentional misconduct or recklessness is also satisfied by allegations that the BofA Defendants deliberately engaged in illegal conduct, knew of facts or had access to information suggesting that their public statements were not accurate, failed to review information they had a duty to monitor, ignored obvious signs of fraud, or acted contrary to expressed company policy and prior practice. *See Novak v. Kasaks*, 216 F.3d 300, 308-09 (2d Cir. 1999). "One of the classic fact patterns giving rise to a strong inference of scienter is that defendants published statements when they knew facts or had access to information suggesting that their public statements were materially inaccurate." *Florida St. Bd. of Admin. v. Green Tree Fin. Corp.*, 270 F.3d 645, 665 (8th Cir. 2001).

(b) <u>The Trustee Defendants</u>

Additionally, the Trustee Defendants – each of whom were responsible for overseeing the Trust and issuing the prospectuses that contained the misleading statements and omissions concerning BofA's policies on market timing and late trading – were responsible for managing the business affairs, exercising all the powers of the Trust and assuring that the Trust's assets were managed in the best interest of the shareholders. ¶ 22. These Defendants cannot dispute

that they "had access to information suggesting that their public statements were not accurate." *Novak*, 216 F.3d at 311.[17]

In that regard, it is well-settled that knowledge of facts relating to the Funds' core business may be imputed to the highest ranking executives. *See id.* at 308. ("[S]ecurities fraud claims typically have sufficed to state a claim based on recklessness when they have specifically alleged defendants' knowledge of facts or access to information contradicting their public statements. Under such circumstances, defendants knew or, more importantly, should have known that they were misrepresenting material facts related to the corporation.") The critical factor is the position held by the individual defendant. *See In re Honeywell Int'l Inc. Sec. Litig.*, 182 F. Supp. 2d 414, 428 (D.N.J. 2002) ("What is critical is the fact that each held a position in Honeywell that required that he have full knowledge of its business and financial status.").[18]

In addition, the magnitude, pervasiveness, nature and duration of time over which the fraud took place, coupled with the Trustee Defendants' direct supervision over the Funds, also strongly infer that they recklessly disregarded the market timing and late trading scheme. *See In re Rent-Way Sec. Litig.*, 209 F. Supp. 2d 493, 507 (W.D. Pa. 2002) ("the magnitude of the fraud

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[17] Likewise, despite Fund Defendants' attempt (Fund Def. Supp. Mem. at 3 n.2) to promote their own interpretation of the May 2, 2002 e-mail cited by Plaintiffs at ¶ 112, they completely disregard ¶ 111, wherein Plaintiffs refer to the May 29-30, 2002 Board of Trustees Meeting at which the Trustee Defendants imposed a 2% redemption fee to address market timing concerns, yet exempted certain transaction from this fee. Regardless, Plaintiffs have clearly raised an issue of fact that is not properly disputed by Defendants at this time. *See In re Cell Pathways, Inc*, No. 99-725, 2000 WL 805221, at *8 (E.D. Pa. June 20, 2000) ("At this stage in the proceedings ... [it is] inappropriate ... to dismiss the Complaint based merely on [defendant's] vehement insistence on their version of contested issues in this case.").

[18] *See also Stavros v. Exelon Corp.*, 266 F. Supp. 2d 833, 850 (N.D. Ill. 2003) (allegations that key officials knew of facts critical to business' core operations or to important transaction that would affect company's performance imply that such officials knew statement was false); *In re Viropharma, Inc., Sec. Litig.*, No. 02cv1627, 2003 WL 1824914, at *13 (E.D. Pa. Apr. 7, 2003) ("because ... defendants were the highest ranking members of the company, it can be assumed that defendants were aware of these facts"); *In re Unisys Corp. Sec. Litig.*, No. 00cv1845, 2000 WL 1367951, at *7 (E.D. Pa. Sept. 21, 2000) (individual defendants' "position in the company gives rise to an inference of their contemporaneous knowledge."); *In re PeopleSoft, Inc., Sec. Litig.*, No. 99cv00472, 2000 WL 1737936, at **3-4 (N.D. Cal. May 25, 2000) ("presumption that facts critical to a business' core operations or an important transaction are known to the company and its key officers" is "circumstantial evidence of scienter"); *In re Ancor Communications, Inc. Sec. Litig.*, 22 F. Supp. 2d 999, 1005 (D. Minn. 1998) (same).

and the duration of the irregularities (spanning two fiscal years) are such that it is reasonable to find them probative of scienter"). Indeed, Defendants' market-timing scheme began in 1998 and was perpetuated over a *five-year* period; the timing and late trading agreements were not isolated or one-of-a-kind, but involved repeated instances with shared characteristics that were part of a common scheme to defraud investors in the Funds. *See MicroStrategy*, 115 F. Supp. 2d at 636 ("magnitude," "pervasiveness," and "repetitiveness" of company's violations of "simple" accounting principles "served to amplify the inference of scienter"); *In re Telxon Corp. Sec. Litig.*, 133 F. Supp. 2d 1010, 1030 (N.D. Ohio 2000) (finding scienter where plaintiffs alleged over three years of pervasive and escalating accounting manipulations).

(c) Defendant Gordon

As set forth above, Defendant Gordon was an active participant in the fraudulent scheme. During the Class Period, Gordon "negotiated and approved market timing and late trading capacity for the Canary Defendants" and "assisted, facilitated, approved, condoned and/or failed to prevent [other defendants'] improper trading activity." ¶ 24. Further, Gordon was "kept abreast of the negotiations with Defendant Stern from the beginning, and had provided Defendant Sihpol with a list of Nations Funds from which Canary had made its selection of target funds." ¶ 80. Defendant Gordon's level of participation in the fraudulent scheme clearly establishes intentional misconduct or recklessness. *See In re Enron*, 235 F. Supp. 2d at 694.

In addition, Gordon's scienter is further evidenced by numerous e-mails cited in the Complaint demonstrating Gordon's knowledge of the fraudulent scheme. *See* ¶ 82 (e-mail thanking Gordon for his help in facilitating Canary's improper trading); ¶ 92 (e-mail stating that Gordon agreed to Canary's trading capacity provided it was accompanied by an amount of "sticky assets"); *see also* ¶ 96 ("accolades go to Rob Gordon...for giving access to BACAP funds for market timing..."); ¶ 98 ("we [Gordon] intend to ask Mr. Stern for a commitment of

$20 million in return for the market timing commitments"); ¶ 99 (Gordon approved additional timing capacity); and ¶ 111 (redemption fees proposed by Gordon to address market timing concerns – but "certain excepted transactions" were exempt). Thus, Gordon's actual knowledge of the scheme is beyond doubt and Gordon's scienter has been adequately pled.

(d) Defendant DeMartini

Likewise, Defendant DeMartini's scienter is established by his knowing and/or reckless participation in the fraudulent scheme. *See In re Enron*, 235 F. Supp. 2d at 694. DeMartini, was President of BofA Corp.'s Asset Management Group throughout the Class Period. During the Class Period, DeMartini, along with Sihpol and Gordon, negotiated and approved market timing and late trading capacity for Canary. ¶ 25. In addition, DeMartini assisted, facilitated, approved, condoned and/or failed to prevent other timers and traders from improperly trading in the Nations Funds. *Id.*

For example, DeMartini received a key e-mail from Charles D. Bryceland, Sihpol's superior at BofA Securities, discussing the quantification of the Canary relationship to senior members of BofA's hierarchy. ¶ 96. DeMartini also received an email from Defendant Gordon explaining that BofA Securities intended to ask Canary for "a commitment of $20 million in return for the market timing commitments." ¶ 98. Thus, at the very least, Plaintiffs have alleged that DeMartini had access to information that he had a duty to monitor, ignored signs of fraud and acted contrary to BofA's expressed company policy. These facts are sufficient to establish DeMartini's intentional misconduct or recklessness. *See Novak*, 216 F.3d at 308-09.[19]

[19] DeMartini's assertion that Plaintiffs utilize the group pleading doctrine to allege scienter is wrong. As recognized by this Court in *In re Royal Ahold N.V. Sec. & ERISA Litig.*, 351 F. Supp. 2d 334, 369 (D. Md. 2004), "the group pleading presumption…is not a prohibition on forms of pleading; rather it serves as a presumption that may be invoked *in favor* of a plaintiff." *Id.* Indeed, the group pleading presumption is generally relevant to the issue of whether a false statement is *attributable* to particular defendants, not to scienter, and Plaintiffs have not invoked such a presumption as to scienter.

(e) **Defendant Pritchard**

Defendant Pritchard's scienter is also established by its knowing and/or reckless participation in the fraudulent scheme. *See In re Enron*, 235 F. Supp. 2d at 694. Pritchard is a registered broker-dealer that facilitated numerous individual traders in market timing and late trading in the Funds during the Class Period. ¶ 34. Pritchard was also provided with unfettered access to BofA's clearing services as early as 1999. ¶ 101. Thus, Pritchard was an active participant in the scheme – without it, the market timing and late trading could not have occurred. Nonetheless, Pritchard argues that it cannot be held liable because "the Funds themselves knew and allowed the [market timing] activity." Pritchard Mem. at 4. That is the whole point – Pritchard was part of a *scheme* to defraud investors. Likewise, Pritchard argues that Plaintiffs' reliance and materiality allegations fail because academic papers (which were purportedly part of the "total mix of information") state that funds retain discretion over timing and "enforcement varies widely." Pritchard Mem. at 5. Pritchard's argument misses the mark because the Funds' discretion over timing is not at issue – the Funds' allowance of *selective* timing for certain investors and Defendants failure to disclose this information is this issue.

(f) **Defendant Putnam**

Defendant Putnam was a co-sub-advisor to certain Nations Funds that were timed during the Class Period and was responsible for the day-to-day investment decisions for certain portions of these Funds. ¶ 17. Putnam was responsible for selling shares in the Funds to the public, performing "back office" operations, determining the NAV of the Funds on a daily basis, directing and controlling the investments in the Funds, ensuring that the investment policies of the Funds were observed, enforcing the policies of the Funds (including, significantly, restrictions on trading and other activities that could be detrimental to the Fund's shareholders and was the same policies in effect for the all Nations Funds), and otherwise managing the day-

to-day operations of the Funds. ¶ 63. As a co-sub-advisor, Putnam had access to information that it had a duty to monitor, ignored signs of fraud and acted contrary to the Nations Funds' expressed policy. These facts are sufficient to establish Putnam's intentional misconduct or recklessness. *See Novak,* 216 F.3d at 308-09

3. Plaintiffs Sufficiently Plead Motive and Opportunity

As discussed above, Plaintiffs' allegations regarding Defendants' intentional misconduct and/or recklessness adequately evince a strong inference of scienter irrespective of any allegations concerning motive. However, Plaintiffs also allege motive and opportunity allegations.[20]

Gordon and DeMartini argue that they did not profit from the alleged market timing or trading. *See* Gordon Mem. at 11; DeMartini Mem. at 10. These arguments are misguided, as the Complaint separately alleges Defendants' scienter based on their pecuniary motive (and opportunity). *See* ¶ 190 ("...the Trustee Defendants [including Gordon]...improperly profited and earned substantial fees as a result of the derivative swap transactions conducted by [Canary] based on the non-public material Trust information concerning the make-up of the Nations Funds; portfolios" and ¶ 169 ("...the Individual Defendants [including DeMartini]...employed devices [to] profit from secretly timed trading...").

Specifically, by facilitating the market timing and late trading activities alleged in the Complaint, the BofA Defendants were able to profit substantially from the receipt of increased advisory and management fees, based upon the inclusion of cash infusions into the calculation of assets under management. ¶¶ 136, 137. As an additional inducement for facilitating market

[20] Motive to commit fraud would entail "concrete benefits that could be realized by one or more of the false statements and wrongful non-disclosures alleged." *Phillips v. LCI Int'l, Inc.*, 190 F.3d 609, 621 (4th Cir. 1999) (quoting *Shields v. Citytrust Bancorp., Inc.*, 25 F.3d 1124, 1130 (2d Cir. 1994)). "Opportunity would entail the means and likely prospect of achieving concrete benefits by the means alleged." *Shields*, 25 F.3d at 1130.

timing, these Defendants often asked for and received "sticky assets" – *i.e.*, long-term investments made not in the mutual fund in which the timing activity was permitted, but in one of the Advisor Defendants' other financial vehicles that assured a steady flow of fees or other benefits to the BofA Defendants, but added no value for the Nations Fund shareholders. *Id.; see In re Williams Sec. Litig.*, 339 F. Supp. 2d 1206, 1240 (N.D. Okla. 2003) (allegations which drew into question motive and independence based on receipt of significant fees considered part of scienter calculus).

The Issuer Defendants were motivated to perpetuate the alleged unlawful conduct because they were compensated with salaries of hundreds of thousands of dollars to serve as trustees of the Funds, by same entities (the BofA Defendants) who collected millions of dollars in management and advisory fees (in addition to income from the sticky assets) due to the market timing and late trading activity. ¶ 44.

C. The Tipper Defendants are Liable for Wrongfully Using Nonpublic Information

As discussed above and in the Omnibus Opposition, securities fraud actions under Section 10(b) and Rule 10b-5 are not limited to the making of a false and misleading statements or omissions of material fact. Rather, subsections (a) and (c) of Rule 10b-5 allow liability to be assigned based on the use of a manipulative or deceptive device or participation in a scheme to defraud. *See* 17 C.F.R. § 240.10b-5(a), (c).

Under the "traditional" or "classical theory" of insider trading liability, Section 10(b) and Rule 10b-5 are violated when an insider trades in securities on the basis of material, nonpublic information. *United States v. O'Hagan*, 521 U.S. 642, 651-52 (1997). "[I]nsider trading can constitute an actionable 'deceptive device' for the purposes of Rule 10(b)." *In re SmarTalk Teleservices, Inc. Sec. Litig.*, 124 F. Supp. 2d 527, 548 (S.D. Ohio 2000) (citing *O'Hagan*, 521

U.S. at 651) (other citation omitted).[21] Trading on such information qualifies as a "deceptive device" because a "relationship of trust and confidence [exists] between the shareholders of a corporation and those insiders who have obtained confidential information by reason of their position with that corporation." *Id.* (quoting *Chiarella v. United States*, 445 U.S. 222, 228 (1980)). That relationship "gives rise to a duty to disclose [or to abstain from trading] because of the 'necessity of preventing a corporate insider from...taking unfair advantage of ...uninformed...stockholders.'" *Id.*, 124 F. Supp. 2d at 549 (citing *Dirks v. S.E.C.*, 463 U.S. 646, 655 n. 14 (1983)).

Indeed, "not only are insiders forbidden by their fiduciary relationship from personally using undisclosed corporate information to their advantage, but they also may not give such information to an outsider for the same improper purpose of exploiting the information for their personal gain." *Dirks v. S.E.C.*, 463 U.S. at 659-60; *accord Johnson v. Aljian*, No. 03-5986, 2004 U.S. Dist. LEXIS 14986, at *52 (C.D. Cal. Jul. 30, 2004) (same). Thus, "[t]he classical theory applies not only to officers [and] directors ... but also to others who temporarily become fiduciaries of a corporation." *Id.* (citing *Dirks*, 463 U.S. at 655 n. 14.) Accordingly, tippees have been held liable under Section 10(b) because they have a duty not to profit from the use of inside information that they know is confidential and know or should know came from a corporate insider. *Chiarella*, 445 U.S. at 230.[22]

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[21] When a fiduciary, in violation of his duty to the beneficiary, communicates confidential information to a third person, the third person, if he had notice of the violation of duty, holds upon a constructive trust for the beneficiary any profit which he makes through the use of such information. 3 L. Loss, Securities Regulation 1451 (2d ed. 1961) (quoting Restatement of Restitution § 201(2) (1937)). "This is the theory of liability that may reach the [Tippee Defendants] in this case." *SmarTalk*, 124 F. Supp. 2d at 548-49.

[22] "[T]ippees must assume an insider's duty to the shareholders not because they receive inside information, but rather because it has been made available to them *improperly*." *Dirks*, 463 U.S. at 660 (emphasis in original). A tippee's duty to disclose or abstain "is derivative from that of the insider's duty," and thus a tippee is liable under Section 10(b) or Rule 10b-5 for trading on the basis of material nonpublic information if the tipper breached a fiduciary duty in disclosing to the tippee. *Dirks*, 463 U.S. at 659. *Accord S.E.C. v. Yun*, 327 F.3d 1263, 1270 (11th Cir. 2003) (tippee liability arises when "the tippee joins his tipper in a coventure to exploit ... confidential

As set forth in the Complaint, the Fund Defendants as Tippers, and the Canary Defendants, as Tippees, are liable under § 10(b) for providing and knowingly trading on inside information concerning the Nations Funds. For example, the BofA Defendants engineered numerous complex derivative or equity basket swap transactions ("Swap Transactions") for Canary to enable Canary to synthetically short its position in the Nations Funds.[23] ¶ 91. To accomplish these synthetic shorts, the BofA Defendants provided Canary with the precise make-up of the stocks contained in the portfolios of the Nations Funds – information which is not available to the ordinary investing public and provides a trading advantage to those who improperly obtain it. ¶ 132. Armed with this information, Canary took short positions in the same stocks held by the fund it was timing. Through Swap Transactions, Canary protected its timing activity in the Nations Funds. If the market dropped and the timing was not profitable, Canary received a profit from its hedged positions. *Id.*

In addition, although the market timing and late trading scheme at issue may not be "traditional" or "classical" insider trading, the latter's theoretical underpinnings apply here with equal force. Unbeknownst to, and to the exclusion of the Nations Funds' "buy and hold" shareholders, much like the way classified information about an impending merger could be improperly passed along to a third party by a privy corporate insider, the opportunity to engage in market timing and late trading was improperly provided to Canary by the Tippee Defendants. Indeed, the Tippee Defendants knew or should have known that such deceptive practices were

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information.") "[It] can derive from the insider's use of the information to secure a 'pecuniary gain,' a 'reputational benefit that will translate into future earnings,' or simply to confer 'a gift of confidential information to a trading relative or friend.'" *Bateman Eichler, Hill Richards, Inc. v. Berner*, 472 U.S. 299, 312 (1985) (quoting *Dirks*, 463 U.S. at 663-64).

[23] It should be noted that under SEC rules, an investor is not permitted to sell mutual fund shares short. However, as a result of the falling market prices and corresponding downward movements in the stocks that made up the portfolios of the Nations funds, Canary needed to "hedge" its position – or bet against the falling market. Once again, although not permitted and not disclosed, the Defendants allowed and facilitated Canary's shorting of mutual funds. ¶ 131.

improper and/or illegal and in violation of Fund policies and the relationship of trust between the Funds and their shareholders ¶¶ 187-191. Plaintiffs have established that the Fund Defendants owed a fiduciary duty to, or were entrusted with information of, their respective shareholders and that Canary used this information to their advantage. *See* ¶¶ 1-3.[24] Moreover, Plaintiffs allege that the Timer and Broker Defendants engaged in market timing and late trading as per agreements entered into with the Fund Defendants. ¶¶ 71-72. The Tippee Defendants personally benefited either directly or indirectly from the market timing and late trading agreements because the profit from Canary, as well as the other Timer and Broker Defendants' investments in "sticky assets" inured to their financial gain. ¶¶ 134-137.[25]

The Tipper Defendants' conduct falls squarely within the "scheme" language of Rule 10b-5, as well as the statute's broad purpose to "prevent practices that impair the function of stock markets in enabling people to buy and sell securities at prices that reflect undistorted (though not necessarily accurate) estimates of the underlying economic value of the securities traded." *Sullivan & Long, Inc. v. Scattered Corp.*, 47 F.3d 857, 861 (7th Cir. 1995).[26]

IV. PLAINTIFFS HAVE PROPERLY PLED A CLAIM PURSUANT TO SECTION 36(B)

As set forth in the Omnibus Opposition, "Section 36(b) imposes a fiduciary duty on investment advisors and others 'with respect to the receipt of compensation for services' and creates and express private right of action 'for breach of fiduciary duty in respect of such

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[24] *See also S.E.C. v. Blackman*, No. 3:99-1072, 2000 WL 868770, at *7 (M.D. Tenn. May 26, 2000) ("Allegations in a complaint that 'very clearly ... [assert] that ... the tipper's disclosure was made in violation of a fiduciary duty' are sufficient to survive a motion to dismiss a complaint...") (quoting *S.E.C. v. Lambert*, 38 F. Supp. 2d 1348, 1352 (S.D. Fla. 1999)).

[25] Contrary to Gordon's claims (Gordon Mem. at 12), Plaintiffs *do* allege he provided information to Canary. *See* ¶¶ 85, 98, 99.

[26] Fund Defendants' assertion that Plaintiffs "do not identify who the tipper was, when and how the tip was allegedly conveyed, or what information was provided" is incorrect. *See* Fund Def. Supp. Mem. at 16. Tippees from BofA included Gordon and Sihpol (¶¶ 73-80, 85, 98, 99), the tips were conveyed in meetings and e-mails (¶¶ 71, 76, 85, 98, 99) and the tips were the "make-up of the Nations Funds" ¶ 187.

compensation.'" *See* Omnibus Opp. at 53; quoting *Migdal v. Rowe-Price-Fleming Int'l, Inc.*, 248 F. 3d 321, 326 (4th Cir. 2001). In their motion, Defendants argue that "[N]owhere in the Complaints do plaintiffs set forth any specific allegations that attempt to demonstrate that the Nations advisory fees were excessive," thus this claim must be dismissed. Fund Def. Supp. Mem. at 10. However, Defendants' argument is irrelevant to the viability of Plaintiffs' 36(b) claim. Section 36(b) of the ICA provides a federal remedy for breaches of fiduciary duty by fund advisors and their affiliates. While there must be some relationship between the fees paid to the Fund Defendants and the wrongful conduct alleged in the Complaint, the focus of Plaintiffs' allegations need not be entirely on fees for Plaintiffs to have properly pled such a claim.

For example, the Second Circuit has "permitted challenges under section 36(b) for breaches of fiduciary duty as long as they **result in or pertain to** excessive fees." *Rohrbaugh v. Inv. Co. Inst.*, No. 00cv1237, 2002 WL 31100821, at *8 fn. 20 (D.D.C. July 2, 2002) (emphasis added); *see also Galfand v. Chestnutt Corp.*, 545 F.2d 807, 811-12 (2d Cir. 1976) (permitting a § 36(b) claim against an investment adviser who withheld information regarding his proposed contract for management fees, which permitted him to obtain a higher fee at the funds' expense). Moreover, other courts have observed that "[t]he plain language of § 36(b) does not specify that the breach of fiduciary duty must relate to excessive compensation." *Green v. Nuveen Advisory Corp.*, 186 F.R.D. 486 (N.D. Ill. 1999) ("*Nuveen*"). In fact, in denying the defendants' motion to dismiss, the *Nuveen* court held that the plaintiffs had "adequately alleged that the compensation agreements create[d] a conflict of interest breaching a fiduciary duty in violation of § 36(b)." 186 F.R.D. at 491. Thus, the conflict of interest – and not the excessive nature of the fees – gave rise to a Section 36(b) claim. In addition, in *Green v. Fund Asset Mgmt., L.P.*, 19 F. Supp. 2d

227 (D.N.J. 1998) ("*Green I*"), the plaintiffs expressly conceded that "they [did] not allege that the advisory fees . . . were excessive or disproportionate." 19 F. Supp. 2d at 234 (emphasis added). Nonetheless, the court in *Green I* denied the defendants' motion to dismiss and noted that "Section 36(b) of the ICA is not expressly limited to situations in which the advisory fees received by an investment advisor were excessive, disproportionate or otherwise unreasonable." *Id.* Similarly, in *Green v. Fund Asset Mgmt., L.P.*, 147 F. Supp. 2d 318, 326 (D.N.J. 2001) ("*Green II*"), *aff'd,* 286 F.3d 682 (3d Cir. 2002), the plaintiffs "expressly stated in their briefs and at oral argument that they do not allege the advisors' compensation was excessive." In that case, the court denied the defendants' motion to dismiss the Section 36(b) claim, and permitted the case to proceed to summary judgment. *Green II*, 147 F. Supp. 2d at 322. These cases clearly demonstrate that Section 36(b) claims are far more expansive than argued by Defendants and need not be limited to those which contain specific allegations that the fees were excessive.

Additionally, Defendants argue that, because "plaintiffs fail to allege that Nations Funds or BANA (the Bank) received any investment advisory fees" the 36(b) claim should be dismissed as to them. Fund Def. Supp. Mem. at 11. This argument is based on a clear misunderstanding of not only the pleading requirements for a Section 36(b) claim, but also of the facts alleged in the Complaint.

First, in order to sufficiently plead a Section 36(b) claim so as to survive a motion to dismiss, plaintiffs must set forth only "a short and plain statement of the claim showing that the pleader is entitled to relief." Fed. R. Civ. P. 8(a)(2), *Migdal*, 248 F.3d at 325-26; *see also Pfeiffer v. Bjurman, Barry & Assocs.*, No. 03cv9741, 2004 WL 1903075, at *3 (S.D.N.Y. Aug. 26, 2004) (quoting *Swierkiewicz v. Sorema N.A.*, 534 U.S. 506, 512 (2002)). Plaintiffs need only provide a "factual basis for believing that a legal violation has actually occurred," a burden

which has easily has been met by Plaintiffs. *Migdal*, 248 F.3d at 328. "It is unnecessary for the plaintiff to set forth evidentiary details to support this allegation," or to plead evidentiary support for each element of the claim which must be established at trial. *Pfeiffer*, 2004 WL 1903075, at *4. Indeed, a Rule 12 motion with respect to such claims "should only be granted if . . . it appears certain that the plaintiff cannot prove any set of facts in support of his claim entitling him to relief." *Migdal*, 248 F.3d at 325.

Here, plaintiffs have succinctly alleged that "the BofA defendants [which include Nations Fund and BANA] earned significant monies beyond that which came from the increased advisory fees described above." *See* e.g. ¶¶ 134-138. Since Plaintiffs have alleged that Nations Fund and the BANA (the Bank) received monies above and beyond the increased advisory fees, that short and plain statement contained in the Complaint is sufficient to sustain Plaintiffs' 36(b) claim at the pleading stage of this litigation.

A. Plaintiffs are not Required to Plead Entitlement Beyond the Regulatory Settlements

The Fund Defendants argue that Plaintiffs' 36(b) claims should be dismissed because "plaintiffs fail to plead entitlement to any recovery under Section 36(b) in light of the regulatory settlements." Fund Def. Supp. Mem. at 11. Defendants' argument fails for one simple reason: **There is no such pleading requirement in order to sustain a claim under 36(b)**. *See* 15 U.S.C § 80a-35(b). In fact, the two cases cited by these Defendants to support their "novel" pleading requirement have nothing to do with 36(b) claims and regulatory settlements. In *Migdal v. Rowe-Price-Fleming, Int'l, Inc.*, No. AMD 98-2162, 2000 WL 350400 (D. Md. Mar. 20, 2000), *aff'd*, 248 F.3d 321 (4th Cir. 2001), nowhere is a regulatory settlement mentioned and *Oakland Raiders v. Office of Emergency Preparedness*, 380 F. Supp. 187 (N.D. Cal. 1974) is not

a case brought pursuant to Section 36(b). Accordingly, Defendants' motion to dismiss based upon this fictious pleading requirement should be denied.

B. Plaintiffs May Bring Section 36(b) Claims on Behalf of All Nations Funds' Shareholders

Finally, the Fund Defendants argue that Plaintiffs' 36(b) claims "can only be brought on behalf of the funds in which they own shares." *See* Fund Def. Supp. Mem. at 10. As set forth in greater detail in the Omnibus Opp. at 77-81, this argument is both a red herring and contrary to law.

To briefly reiterate, in the Complaint, Plaintiffs state that they purchased shares of the Nations Funds during the Class Period and that they were damaged thereby. ¶¶ 11-13. There is no doubt that the Class representatives may represent purchasers and/or holders of mutual funds in the same mutual fund complex, other than those they actually purchased or held. *See* Omnibus Opp. at 77-81. This is so because regardless of which specific fund they actually purchased or held in a particular fund family (*i.e.* the Nations Funds), the nature of the market timing and late trading was identical, as were the controlling parties. *See In re Dreyfus Aggressive Growth Mut. Fund Litig.*, No. 98cv4318, 2000 WL 1357509 (S.D.N.Y. Sept. 20, 2000) (certifying named plaintiffs who invested in the Dreyfus Aggressive Growth Fund to represent purchasers in the Dreyfus Premier Aggressive Growth Fund); *Hicks v. Morgan Stanley*, No. 01cv10071, 2003 WL 21672085, at *2 (S.D.N.Y. July 16, 2003) (rejecting defendant's argument that class representative could not represent all claims based on the fact that the "claim 'arises from the same event or course of conduct . . . give[s] rise to claims of other class members and claims are based on same legal theory'"); *In re Prudential Sec. Inc. Ltd. P'ship Litig.*, 163 F.R.D. 200, 208 (S.D.N.Y. 1995) (class representatives were not required to have invested in all limited partnerships at issue, where complaint alleged a "uniform course of

improper conduct and standardized sales approach applied by defendants"); *Maywalt v. Parker & Parsley Petroleum Co.*, 147 F.R.D. 51, 56-57 (S.D.N.Y. 1993) (plaintiffs who invested in three limited partnerships could represent persons who had invested in two other limited partnerships, where the complaint alleged that investors in all five limited partnerships were victims of a single pattern of fraud by defendants).

In the instant case, the Nations Funds made similar misrepresentations and omissions in their respective registration statements, prospectuses, Statements of Additional Information, and annual and semi-annual reports used to sell the funds, and the claims of the named Plaintiffs and prospective Class members are based on the same legal theories. ¶¶ 102-117. Therefore, by proving their claims, the named Plaintiffs will also prove the claims of all other members of the Class. *See, e.g., In re Sumitomo Copper Litig.*, 182 F.R.D. 85, 94 (S.D.N.Y. 1998) ("Rule 23(a)(3) is satisfied when each class member's claim arises from the same course of events, and each class member makes similar legal arguments to prove the defendant's liability.") (quoting *In re Drexel Burnham Lambert Group, Inc.*, 960 F.2d 285, 291 (2d Cir. 1992)). In addition, many courts have held that a class plaintiff may represent persons who purchased securities that are different from the securities purchased by the representative plaintiff, when, as here, purchasers of both types of securities were subjected to a common course of deceptive conduct. *See, e.g., In re American Continental Corp./Lincoln Savs. & Loan Sec. Litig.*, 794 F. Supp. 1424, 1461 (D. Ariz. 1992) ("[defendant] argues that the plaintiff class has no standing under Sections 10(b), 11, and 12 because there is not a named plaintiff representing each of the different securities at issue. The court concluded that the plaintiffs need not name a representative of the class for each subgroup of securities, where common issues predominate as to all securities").[27]

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[27] In *Haas v. Pittsburgh Nat'l Bank*, 526 F.2d 1083, 1096 (3d Cir. 1975), the Third Circuit Court of Appeals described the roots of the juridical link doctrine, an established principle of class certification in which a plaintiff

To support their position that the class representative Plaintiffs lack standing here, Fund Defendants cite to, and rely heavily upon, *In re Eaton Vance Corp. Sec. Litig.*, 219 F.R.D. 38 (D. Mass. 2003). However, even if the *Eaton Vance* holding did apply here – which it does not – the court in that case acknowledged that under certain circumstances – such as "when there is a "national litigation crisis" that "defies customary judicial administration"" – the juridical link doctrine applies and a determination of standing under Article III will be deferred so as to allow certification of a class represented by a plaintiff without standing. *In re Eaton Vance Corp. Sec. Litig.*, 220 F.R.D. 162 (D. Mass. 2004). In the case at bar, Congressional hearings concerning the drastic overhaul of the corporate governance of mutual funds in response to the scandals that are the subject of these litigations evinces a Congressional view that there is a national litigation crisis involving the $6.5 trillion mutual fund industry which defies customary judicial administration. *See Congress Takes Lid Off Mutual Funds, Forbes.com*, *available at* http://www.forbes.com/2003/03/12/cx_aw_0313funds.html.

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may maintain suit against multiple defendants even though the class representative had no direct contact with one or more of those defendants:

> The court in *La Mar v. H & B Novelty & Loan Company*, [489 F.2d 461 (9th Cir. 1973)], noted that there may be certain exceptions to [the rule that where no nominal plaintiff has standing on any issue against one of multiple defendants, a suit for damages may not be maintained as a class action against that defendant]. The court properly excluded (1) situations in which the injuries are the result of "a conspiracy or concerted schemes between the defendants at whose hands the class suffered injury," or (2) instances in which all defendants are juridically related and a single disposition of the entire dispute would be expeditious.

526 F.2d 1056; *see also Moore v. Comfed Sav. Bank*, 908 F.2d 834, 838 (11th Cir. 1990) (discussing the juridical link doctrine and quoting the trial court's statement that, "[o]ther named plaintiffs could be supplied to match with each named defendant but it would be unwieldy to do so. Each plaintiff and the defendants have [a] connection to each other through Land Bank equity. The case is simpler and more economical with the class of plaintiffs and the named defendants."); *Hopson v. Schilling*, 418 F. Supp. 1223, 1238 (D. Ind. 1976) (plaintiff need not bring a claim only against his particular township trustee, but could rather bring suit against all township trustees who were juridically linked as "overseers of the poor and as principal administrators of the poor relief laws").

Therefore, for the aforementioned reasons, and the more detailed reasons provided in the Omnibus Opposition, Defendants' argument pertaining to the standing of the class representatives is unavailing.

V. PLAINTIFFS ALLEGE CONTROL PERSON STATUS

A. Securities Act and Exchange Act

Plaintiffs have sufficiently alleged claims under § 11 of the Securities Act and § 10(b) of the Exchange Act, which are the predicates for control person liability under §§ 15 and 20 of the Securities Act and Exchange Act, respectively. Control person liability is sufficiently pleaded where the complaint alleges: (1) the facts of control; and (2) the underlying violation by the controlled person. *In re Royal Ahold N.V. Sec. & ERISA Litig.*, 351 F. Supp. 2d 334, 408 (D. Md. 2004). Whether an individual defendant is a control person is an intensely factual question that should normally be reserved for the trier of fact. *See, e.g., In re MicroStrategy, Inc. Sec. Litig.*, 115 F. Supp. 2d 620, 661 (E.D. Va. 2000). Indeed, many courts have upheld complaints where plaintiffs made only rudimentary allegations of control. For example, in *Royal Ahold*, the complaint alleged that the individuals had "direct and supervisory involvement in the day-to-day operations" of the companies, and that they "influenced and controlled, directly or indirectly, the decision-making of [the companies], including the content and dissemination of the various statements and SEC filings that Lead Plaintiffs allege are false and misleading." 351 F. Supp. 2d at 409. Because the court found that these were "'facts from which it can reasonably be inferred the defendant[s] were control person[s],'" the court found control person liability properly pled. *Id.* (quoting *MicroStrategy*, 115 F. Supp. 2d at 661) (alteration in *Royal Ahold*).[28]

[28] Most courts in this Circuit hold that plaintiffs are not required to allege "culpable participation" beyond the facts of control and the underlying violation by the controlled person. *Royal Ahold*, 351 F. Supp. 2d at 408; *see also In re Safety-Kleen Corp. Bondholders Litig.*, No. 3:00-1145-17, 2004 WL 3115871, at *8 (D.S.C. Mar. 19, 2004) ("plaintiffs in this case need not establish culpable participation of the controlling person, rather, the defendant has

Here, Plaintiffs sufficiently allege control person liability against the Advisor Defendants (including Putnam), Pritchard, the Trustees, and the Individual Defendants:

> By virtue of their operational and management control of the [Funds] respective businesses and systematic involvement in the fraudulent scheme alleged herein,...each had the power to influence and control and did influence and control, directly or indirectly, the decision making and actions of the Nations Funds, including the content and dissemination of the various statements which Plaintiffs contend are false and misleading.

¶ 195. *See also* ¶ 196. Compare *Royal Ahold*, 351 F. Supp. 2d at 409. Nothing more is required.

Plaintiffs also allege that these defendants were "culpable participants in [the] alleged illegal activity." *Cryomedical*, 884 F. Supp. at 1012. For example, Gordon was President of BACAP throughout 2002 and Co-Chairman of the Board of Directors of BofA Capital throughout 2000. ¶ 22d. Gordon was also a trustee of the Trust since 2002 and has served as Vice Chairman of the Board of Trustees throughout 2003. *Id.* During the Class Period, Gordon "negotiated and approved market timing late trading capacity for the Canary Defendants" and "assisted, facilitated, approved, condoned and/or failed to prevent [other defendants] improper trading activity." ¶ 24. Further, Gordon "had been kept abreast of the negotiations with Defendant Stern from the beginning, and had provided Defendant Sihpol with a list of Nations Funds from which Canary had made its selection of target funds." ¶ 80. Gordon also received and sent many key e-mails. *See* ¶¶ 81-83, 85, 92-94, 96-99, 112, 114. This amounts to culpable participation.

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the affirmative burden of establishing his good faith and lack of recklessness as a defense"); *In re Cable & Wireless, PLC*, 321 F. Supp. 2d 749, 760 (E.D. Va. 2004) (same); *MicroStrategy*, 115 F. Supp. 2d at 659 (stating plaintiffs need not plead "culpable participation"); *In re Conner Bonds Litig.*, No. 88-33-civ-5, 1988 WL 110054, at *7 (E.D.N.C. July 21, 1988) (same); *but see In re Cryomedical Sciences, Inc. Sec. Litig.*, 884 F. Supp. 1001, 1020 (D. Md. 1995). In any event, Plaintiffs have alleged the "culpable participation" of all defendants alleged to be control persons.

Gordon's argument (Gordon Mem. at 16) that he cannot be held liable under control person liability because he was only a trustee during part of the Class Period is irrelevant and moreover, raises factual issues not suitable at this juncture. *Sensormatic Sec. Corp. v. Sensormatic Elec. Corp.*, 249 F. Supp. 2d 703, 711 (D. Md. 2003). Gordon's claim that Plaintiffs demonstrate a "shocking lack of candor" in stating that he was trustee "since 2002" is puzzling, since it is accurate. *See* Gordon Mem. at 16; Exs. A; B; C. Likewise, *In re Medimmune Inc. Sec. Litig.*, 873 F. Supp. 953, 961 (D. Md. 1995), cited by Gordon and DeMartini, does not apply here because Plaintiffs allege that Gordon and DeMartini "directly or indirectly induced the act constituting the violation." *See id.*; ¶¶ 81-83, 85, 92-94, 96-99, 112, 114. *See also* ¶ 195 ("each had the power to influence and control and did influence and control, **directly or indirectly**....") (Emphasis added). Finally, contrary to Gordon's contention, ¶ 197 is perfectly comprehensible – it alleges that defendants violated Section 10(b), and, as control persons, also violated Section 20(a).[29]

B. Investment Company Act

Under Section 48(a) of the ICA, it is unlawful for defendants to do indirectly, or through another person, that which one could not do directly under the ICA. *See* 15 U.S.C. § 80a-47; *Lessler v. Little*, 857 F.2d 866, 873 (1st Cir. 1988); *In re ML-Lee Acquisition Fund II and ML-Lee Acquisition Fund II (Retirement Accounts), L.P. Sec. Litig.*, 848 F. Supp. 527, 545 (D. Del. 1994). That is precisely what Plaintiffs have alleged against the BofA Defendants (including the Administrator Defendant, the Advisor Defendants, the Issuer Defendants, the Trustees, BofA

[29] Contrary to Defendants' arguments, Plaintiffs also allege culpable participation by Pritchard ("Pritchard facilitated numerous individual traders in market timing and late trading the Nations Funds during the Class Period") (¶ 34); Putnam (Putnam hired and employed portfolio managers, sold Nations Funds shares to the public, performed "back-office" operations, determined NAV of the Funds on a daily basis, directed and controlled Funds investments, ensured that Funds investment policies were observed, enforced trading policies of Funds, and managed day-to-day Funds activities (¶¶ 63, 65); and the other Trustees (Trustees employed schemes to defraud and engaged in acts, practices, and a course of business which operated as a fraud and deceit upon Funds purchasers (¶ 167).

Securities and the Individual Defendants): "[These] Defendants devised and implemented a scheme to obtain substantial fees and other income for themselves and their affiliates by allowing others to engage in [market timing and late trading] of the Funds throughout the Class Period." ¶ 216. *See generally* ¶¶ 214-223. This is sufficient to allege § 48(a) liability. *See ML Lee*, 848 F. Supp. at 545 ("[because] Plaintiffs allege that the transactions at issue in the Complaint were undertaken illegally between 'affiliated' entities and that the alleged controlling Defendants caused those actions to be taken, the Court concludes those controlling Defendants can possibly be held accountable under section 48(a)"); *see also Jerozal v. Cash Reserve Mgmt., Inc.*, No. 81-1569, 1982 WL 1363, at *6 (S.D.N.Y. Aug. 10, 1982) (Section 48(a) analogous to Section 20(a) of the Exchange Act, thus "control and domination" of various directors stated a claim under Section 48(a)).[30]

VI. PLAINTIFF GRIFFITH HAS STANDING TO PURSUE SECURITIES LAW CLAIMS

The Fund Defendants assert that Plaintiff Griffith and the putative Fiduciary Sub-Class lack standing to assert claims for violation of the federal securities laws because they allegedly never directly purchased, nor hold legal title, to the Nations funds shares. Fund Def. Supp. Mem. at pp. 18-19. This argument deserves short shrift. In fact, the shares of the various Nations

[30] Contrary to Gordon's claim (Gordon Mem. at 17), Plaintiffs allege that Gordon controlled the Advisor Defendants. First, he was president of BOA Capital (one of the two Advisor Defendants). ¶ 22. Second, as a trustee "responsible for ensuring that the Trust's funds are managed and operated in the interests of the [Funds] shareholders" (¶ 22), he oversaw the Advisor Defendants in their management of the Funds. ¶¶ 16-17. Plaintiffs need not specifically plead that Gordon controlled the negotiation of agreements and setting of fees. *See ML Lee*, 848 F. Supp. at 545; Gordon Mem. at 17-18. Gordon also cites *Microstrategy* as requiring "actual participation" to plead control person liability; in fact, the case flatly repudiated that standard. *See id.*, 115 F. Supp. 2d at 661. Gordon also cites to a Tenth Circuit case, *Adams v. Kinder-Morgan, Inc.*, 340 F.3d 1083, 1108 (10th Cir. 2003) that does not reflect the majority law in this Circuit.

Likewise, DeMartini claims he is not liable under Section 48(a) because Plaintiffs have not alleged a primary violation against him (DeMartini Mem. at 14). On the contrary, Plaintiffs allege that DeMartini participated in the "scheme to obtain substantial fees and other income for themselves and their affiliates by allowing others to engage in [market timing and late trading] of the Funds throughout the Class Period." ¶ 216. *See also discussion* on DeMartini's primary liability, *infra* at ¶¶ 15-16, 20-22, 25. Finally, Plaintiffs incorporate their Section 15 and 20(a) arguments against the Trust and the Trustees for purposes of Section 48(a). *See infra* at ¶¶ 38-40.

Funds that are the subject of this litigation are or were owned beneficially by plaintiff Griffith and members of the Fiduciary Sub-Class.

As distinct from the other members of the Class identified in the Complaint, Fiduciary Sub-Class members have claims that are unique to them because of the special fiduciary relationship that exists between the Bank (or BANA) and each of them. This relationship exists because trusts, wills or other documents have designated the Bank (or its predecessors) as corporate fiduciary for the respective beneficiaries thereof, including, *inter alia*, plaintiff Griffith. The Bank, following the formation of the Nations Funds, started to invest the assets of fiduciary accounts in shares of the Funds, particularly the Nations Funds money market funds. Thereafter, in a wholesale series of "conversions," the Bank converted most of the assets in large numbers of fiduciary accounts into shares of the Nations Funds, including the Timed Funds. As a result thereof, the fiduciary accounts of Plaintiff Griffith and members of the Fiduciary Sub-Class became owners of such Nations Funds shares.

As set forth in the Complaint, the Defendant Bank holds such shares as record holder for the benefit of each of the separate and distinct fiduciary accounts, including that of Plaintiff Griffith, on whose behalf the Nations Funds shares were purchased. The Defendant Bank has no beneficial ownership interest in such shares and, in seeking to dismiss Plaintiff Griffith's securities law claims, does not claim to have any such interests, all of which belong to Plaintiff Griffith and the members of the Fiduciary Sub-Class. Indeed, in seeking the dismissal of these claims, the Bank is further breaching its duty of loyalty to Plaintiff Griffith and the other members of the Fiduciary Sub-Class by putting its own interests in avoiding liability before those to whom it is duty-bound to protect.

Numerous courts have rejected this precise standing argument that Fund Defendants advance herein. For example, in *Hunt v. Wachovia Bank and Trust Co.*, No. 80cv472, 1981 WL 1650, at *1 (M.D.N.C. Jun. 24, 1981), while recognizing that only "purchasers" and "sellers" have standing to assert violation of Section 10(b) and Rule 10(b)(5) of the Securities Exchange Act, the Court held that "beneficial owners of stock under a trust agreement have standing to assert a violation of the federal securities laws."

As has been often recognized, the "purchaser-seller" requirement has been flexibly construed in order to accommodate the purpose of the anti-fraud provisions of the securities laws to protect the investing public and ensure honest dealings in securities transactions. *James v. Gerber Prods. Co.*, 483 F.2d 944, 947-48 (6th Cir. 1973). As the Court recognized in *Gross v. Diversified Mortgage Investors*, 431 F. Supp. 1080 (S.D.N.Y.), *aff'd*, 636 F.2d 1201 (2d Cir. 1980), the beneficiary of a trust for which securities are bought should have standing to sue for alleged fraud in connection with the securities transaction. "As beneficiary of the trust he is the only person who was actually harmed by the securities transaction in question, and was thus a *de facto* buyer." *Id.* at 1093.

Heyman v. Heyman, 356 F. Supp. 958, 965 (S.D.N.Y. 1973), represents another case where the Court rejected the type of standing argument made by Defendants here. In *Heyman*, the Court held that although the plaintiff, as the beneficiary of a trust, was not the nominal seller of the shares at issue, she was the beneficiary of the sale, and as such had standing to bring federal securities law claims. *See also Bosche v. Louart Corp.*, CCH Fed. Sec. L. Rep ¶92,231 (N.D. Cal. 1968) ("[I]t would be exalting form over substance to hold that the sale by the trust was not plaintiff's sale." Existence of trust did not deprive plaintiff of standing to bring federal securities act claims).

For purposes of the federal securities law claims asserted by Plaintiff Griffith, there is no material difference between the nature of Plaintiff Griffith's ownership interest in shares of the Nations Funds and the ownership interest of shareholders in any company whose shares are held in their stockbrokers' names or in "street name." There is ample precedent for shareholders who own their shares beneficially but not of record, as is the case here, to pursue their claims under the federal securities laws. *See, e.g., Silber v. Mabon,* 957 F.2d 697 (9th Cir. 1992) (noting, in context of securities class action, the widespread practice of holding securities in street names to facilitate the prompt handling of a huge volume of transactions in the buying and selling of securities, and recognizing that due process requires method for notifying beneficial owners of class actions). *See also In re Enron Corp. Sec., Deriv. & ERISA Litig.*, 284 F. Supp. 2d 511 (S.D. Tex. 2003) (rejecting argument that because the ERISA plan itself held the Enron stock and owned the legal interest in those assets, the plan record holder was the real party in interest and the plan participants and beneficiaries, holding only the equitable interests, could not bring securities law claims). Thus, Plaintiff Griffith stands in the same shoes as all those other beneficial, but not record, owners of securities who have been permitted to pursue direct claims under and pursuant to the federal securities laws.[31]

As recognized in *Gerber Prods. Co.*, 483 F.2d at 947-48, if the Bank's espoused position were to be taken to its logical conclusion, it would mean that the Bank, as record owner and nominal "purchaser" of the shares in question, would end up having to sue itself and its confederates, a highly illogical and impractical outcome. In *Gerber*, the Sixth Circuit rejected

[31] The cases cited and relied upon by Fund Defendants are easily distinguishable and do not support the result they seek. For example, in *In re Storage Tech. Sec. Litig.*, 630 F. Supp. 1072, 1078 (D. Col. 1986), the Court dismissed the plaintiffs' Section 11 claims because the plaintiffs failed to allege that any of the named plaintiffs purchased the notes that were the subject of the allegedly fraudulent prospectus and registration statement. The case did not involve, at all, the issue of direct versus beneficial ownership and standing to bring federal securities claims. The other cases cited by Defendants fail for the same reason, and involve a failure by the plaintiffs to allege any connection to a purchase or sale of securities.

any distinction between "investor" (meaning trustee) interests and beneficial interests with respect to trust property as it pertains to Rule 10b-5. The Court stated:

> "We have difficulty with that argument for the reason that the trustee's interest in consummating the transactions at issue was to benefit the beneficiary. The very niceties of Gerber's legal distinctions may be misleading. The trustee's promotion of any interest than the beneficiary's, such as its own, would be fraudulent. Therefore, as it applies to these circumstances, separating the legal and beneficial incidents of ownership in the property is a mere technical argument since there is only one interest at stake and that is the beneficiary's. No one here argues that if the trustee had been defrauded into selling the shares, it could not initiate an action for relief under 10b-5. But of course, if the trustee was a party to any fraud, it could scarcely be expected to institute such an action. Consequently, were we to accept the appellee's argument, we would be faced with an unacceptable situation where alleged fraudulent securities transaction occurred, which, if true, are prohibited by federal statute and regulation but the party in interest who actually suffered the fraud would be without an avenue of redress in the federal courts."

For the foregoing reasons, Plaintiff Griffith has more than ample standing to pursue, directly, the federal securities claims that her Trustee, Bank of America, cannot, has not and will not pursue either for herself or any of the members of the Fiduciary Sub-Class.

VII. PERSONAL JURISDICTION EXISTS AS TO DEFENDANT PRITCHARD

Pritchard moves to dismiss for lack of personal jurisdiction based on the mistaken assumption that Plaintiffs filed the Complaint as a new action in the District of Maryland. This assumption is wrong. Plaintiffs' Complaint, in accordance with the Court's instruction in its September 24, 2004 letter, made the relevant states for jurisdictional purposes the states where the actions were originally filed, not Maryland.

The Complaint specifically sets forth, in addition to Maryland, the State of New York as the proper venue for this action. ¶ 10. Pritchard has not claimed that jurisdiction is not proper in

New York because it cannot. Pritchard maintains an office in New York, located at 245 Park Avenue and conducts business in New York.[32]

Accordingly, Pritchard's motion for dismissal based on lack of jurisdiction should be denied.

VIII. RULE 11 SANCTIONS ARE INAPPROPRIATE AND UNWARRANTED

The purpose of Rule 11 is to deter baseless filings in district court and to streamline the administration and procedure of federal courts. Fed. R. Civ. P. 11; 28 U.S.C.A. § 2072. Rule 11 imposes a duty on attorneys to certify that they have conducted a reasonable inquiry and have determined that any papers filed with the court are well grounded in fact, legally tenable, and not interposed for any improper purpose. Fed. R. Civ. P. 11; 28 U.S.C.A. § 2412.

Here, Plaintiffs have filed a factually well grounded Complaint against all Defendants, including Pritchard, that is legally tenable and sufficiently particularized demonstrating that Pritchard engaged in the misconduct alleged therein. Plaintiffs, therefore, have satisfied any Rule 11 requirement.

Plaintiffs' investigation of this complex securities class action case and the arguments presented against Pritchard in the Complaint are objectively reasonable under the circumstances.

---

[32] Moreover, at this preliminary stage of the proceeding, a plaintiff has only a slight burden to establish personal jurisdiction. *See McNutt v. General Motors Acceptance Corp.*, 298 U.S. 178 (1936); *McLaughlin v. Copeland*, 435 F. Supp. 513. (D. Md. 1977). In deciding whether the plaintiff has proved a prima facie case of personal jurisdiction, the district court must draw all reasonable inferences arising from the proof, and resolve all factual disputes, in the plaintiff's favor. *Combs v. Bakker*, 886 F. 2d 673, 676 (4th Cir. 1989); *Wolf v. Richmond Cty Hosp. Auth.*, 745 F.2d 904, 908 (4th Cir. 1984).

In addition, it is well-settled that when a federal court properly asserts *in personam* jurisdiction over a defendant under a federal statute, it may likewise exercise *in personam* jurisdiction over the same defendants in deciding pendent state claims, so long as the facts of the federal and state claims arise from a common nucleus of operative facts. *Gill v. Three Dimension Sys., Inc.*, 87 F. Supp. 2d 1278 (M.D. Fla. 2000) ; *see, e.g., International Controls Corp. v. Vesco*, 593 F.2d 166 (2d Cir. 1979); *Robinson v. Penn Central Co.*, 484 F.2d 553, 555-56 (3d Cir. 1973); *Piper Acceptance Corp. v. Slaughter*, 600 F. Supp. 169, 171-72 (D. Colo. 1985). Thus, a defendant who must adjudicate the facts of a federal claim in federal court may be required to provide a defense on the factually-related state claims since it imposes only a minimal burden. Judicial economy and convenience of the parties, as well as an avoidance of piece meal litigation is best facilitated by a consideration of all legal theories arising from a single set of operative facts. *Starlight Int'l, Inc. v. Herlihy*, 13 F. Supp. 2d 1178 (D. Kan 1998) (quoting *ESAB Group, Inc. v. Centricut, Inc.*, 126 F.3d 617 (4th Cir. 1997).

Although Plaintiffs have interviewed numerous witnesses, reviewed SEC filings, news reports, press releases, and prospectuses in regards to this case, Plaintiffs have not had access to a majority of internal reports or documents from all of the Defendants. The federal courts in the Fourth Circuit have established that maintaining a legal position to a court is only sanctionable when, in "applying a standard of objective reasonableness, it can be said that a reasonable attorney in like circumstances could not have believed his actions to be legally justified." *In re Sargent,* 136 F.3d 349, 352 (4th Cir. 1998). In other words, the legal argument must have "absolutely no chance of success under the existing precedent." *Id.* The courts in this Circuit have recognized that although a legal claim may be so inartfully pled that it cannot survive a motion to dismiss, such a flaw will not in itself support Rule 11 sanctions—only the lack of any legal or factual basis is sanctionable. *Hunter v. Earthgrains Co. Bakery,* 281 F.3d 144 (4th Cir. 2002); *see also Simpson v. Welch,* 900 F.2d 33, 36 (4th Cir. 1990). Prichard has simply not met this standard.

Moreover, the Fourth Circuit has indicated that "creative claims, coupled even with ambiguous or inconsequential facts, may merit dismissal, but not punishment." *Brubaker v. City of Richmond,* 943 F.2d 1363, 1373 (4th Cir. 1991) (quoting *Davis v. Carl,* 906 F.2d 533, 536 (11th Cir. 1990)). Here, Plaintiffs have provided sufficient facts pursuant to Rule 9(b) and the PSLRA to survive a motion to dismiss and avoid any sanctions. Accordingly, Pritchard's request for sanctions should be denied.[33]

[33] Assuming arguendo Plaintiffs were subject to sanctions, which they are not, Defendant Prichard has not properly moved for sanctions as set forth in Rule 11. Indeed, Rule 11 provides that a motion for sanctions **shall be made separately from other motions** or requests and shall describe the specific conduct alleged to violate subdivisions (b). [Emphasis added]. Moreover, Rule 11 mandates that such a motion **shall not be filed with or presented to the court unless, within 21 days after service of the motion, or such other period as the court may prescribe, the challenged paper, claim defense, contention, allegations, or denial is not withdrawn or appropriately corrected**. Fed. R. Civ. P. 11 (c)(1)(A) (emphasis added). It is clear from the language of the Rule that it imposes mandatory obligations upon the party seeking sanctions, so that failure to comply with the procedural requirements precludes the imposition of the requested sanctions. *See, e.g., Elliot v.Tilton,* 64 F.3d 213, 216 (5th

CONCLUSION

Based on the foregoing, all Defendants' motions should be denied in their entirety.

Dated: May 10, 2005

GOODKIND LABATON RUDOFF & SUCHAROW, LLP

By: S/ LAWRENCE A. SUCHAROW
Lawrence A. Sucharow
Joel H. Bernstein
Beth Hoffman
100 Park Avenue
New York, N.Y. 10116
Telephone: (212) 907-0700
Facsimile: (212) 818-0477

Lead Counsel for Plaintiff Retirement Design and Management, Inc. and the Class

BERNSTEIN LIEBHARD & LIFSHITZ, LLP

By: ____________________
U. Seth Ottensoser
Stephanie M. Beige
Joseph R. Seidman, Jr.
Ronald J. Aranoff
10 East 40th Street
New York, N.Y. 10016
Telephone: (212) 779-1414
Facsimile: (212) 779-3218

Lead Counsel for Plaintiff Simcha Lyons

Cir. 1995) ("The plain language of [Rule 11 (c)(1)(A)] indicates that this notice and opportunity prior to filing is mandatory. Plaintiffs did not comply with this procedural prerequisite. Therefore, the sanctions and payment of costs and attorneys' fees ordered by the district court cannot be upheld under Rule 11."); *accord Gordon v. Unifund CCR Partners*, 345 F.3d 1028, 1030 (8th Cir. 2003); *Radcliffe v. Rainbow Constr. Co.*, 254 F.3d 772, 789 (9th Cir. 2001); *AeroTech, Inc. v. Estes*, 110 F.3d 1523, 1528-29 (10th Cir. 1997); *Ridder v. City of Springfield*, 109 F. 3d 288, 296 (6th Cir. 1997); *Hadges v. Yonkers Racing Corp.*, 48 F.3d 1320, 1328 (2d Cir. 1995). However, Pritchard did not serve its Rule 11 motion on Plaintiffs before filing it with the Court and it did not give Plaintiffs the opportunity to respond or correct any deficiencies prior to its filing. Thus, Pritchard failed to comply with the procedural requirements of Rule 11 (c)(1)(A). For this reason, as well as for those described above, Prichard's request for sanctions should be denied.

GREENFIELD & GOODMAN, LLC
Richard D. Greenfield
7426 Tour Drive
Easton, MD 21601
Telephone: (410) 745-4149

Counsel for D.M. Griffith and Fiduciary Sub-Class

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	)	MDL-1586
	)	Case Nos. 04-md-15861
[ALL TRACKS]	)	04-md-15862
	)	04-md-15863
	)	04-md-15864

REPLY MEMORANDUM IN FURTHER SUPPORT OF THE MOTION TO DISMISS THE CLASS AND DERIVATIVE CLAIMS ASSERTED AGAINST THE BANK OF AMERICA ENTITIES IN NON-BANK OF AMERICA SUB-TRACKS

TABLE OF CONTENTS

Page

TABLE OF AUTHORITIES ii

PRELIMINARY STATEMENT 1

ARGUMENT 2

POINT I THE CLAIMS ASSERTED AGAINST THE BANK OF AMERICA ENTITIES IN THE CLASS COMPLAINTS MUST BE DISMISSED 2

A. Plaintiffs state no claim under Section 10(b) of the Exchange Act 2

B. The Section 10(b) claims against BAC must be dismissed 4

C. Plaintiffs' state-law claims are preempted by SLUSA 6

POINT II THE CLAIMS ASSERTED AGAINST THE BANK OF AMERICA ENTITIES IN THE UNAFFILIATED FUND DERIVATIVE COMPLAINTS MUST BE DISMISSED 6

CONCLUSION 7

TABLE OF AUTHORITIES

Cases **Page**

Central Bank of Denver, N.A. v. First Interstate Bank of Denver, N.A., 511 U.S. 164 (1994) 2

Dillon v. Militano, 731 F. Supp. 634 (S.D.N.Y. 1990) 4

Gariety v. Grant Thornton, LLP, 368 F.3d 356 (4th Cir. 2004) 2

Gould v. American-Hawaiian Steamship Co., 535 F.2d 761 (3d Cir. 1976) 3

In re Blech Sec. Litig., 961 F. Supp. 569 (S.D.N.Y. 1997) 3-4

Riggs v. Schappell, 939 F. Supp. 321 (D.N.J. 1996) 2, 4

Stander v. Fin. Clearing & Servs. Corp., 730 F. Supp. 1282 (S.D.N.Y. 1990) 4

United States v. Bestfoods, 524 U.S. 51 (1998) 5

United States v. Cobb, 1997 WL 289701 (6th Cir. May 29, 1997) 3

United States v. O'Campo, 973 F.2d 1015 (1st Cir. 1992) 3

Rules

Fed. R. Civ. P. 9(b) 5

Fed. R. Civ. P. 23.1 6

The Bank of America entities join in the Broker-Dealer Omnibus Reply[1] and submit this supplemental memorandum of law in further support of their motion to dismiss the claims brought against them directly or derivatively by shareholders of mutual funds unaffiliated with any Bank of America entity.[2]

PRELIMINARY STATEMENT

The Bank of America entities' opening supplemental brief demonstrated that all claims against them in the Unaffiliated Fund Complaints must be dismissed. Plaintiffs' oppositions have done nothing to defeat this showing. Class plaintiffs' oppositions fail to demonstrate how plaintiffs' Section 10(b) claims are anything more than classic aiding and abetting claims, for which there is no private right of action, and their SLUSA arguments misstate the law. Similarly, fund derivative plaintiffs make no persuasive arguments that they should be permitted to pursue derivative actions in spite of the realities that they did not make demand, the fund trustees are enforcing the funds' rights, and plaintiffs do not own shares in the vast majority of the mutual funds on whose behalf they purport to sue.

---

1 The Bank of America entities do not join in the argument concerning Rule 22c-1 set forth in a footnote in Point II.C.3 of the Broker-Dealer Omnibus Reply. With respect to Point IV of the Broker-Dealer Omnibus Reply, see Supplemental Brief in the Bank of America Sub-Track at 16 n.12 (filed March 7, 2005).

2 Since the Bank of America entities filed their supplemental memorandum addressing claims against them in non-Bank of America sub-tracks, a complaint was filed in the Van Kampen sub-track that named Bank of America entities. Pursuant to a stipulation between the parties dated March 14, 2005, the Bank of America entities are deemed to have moved to dismiss that action pursuant to the omnibus broker-dealer motion to dismiss, with the motion being supported by the various omnibus and supplemental memoranda of law filed in MDL-1586.

ARGUMENT

POINT I

THE CLAIMS ASSERTED AGAINST THE BANK OF AMERICA ENTITIES IN THE CLASS COMPLAINTS MUST BE DISMISSED

A. Plaintiffs state no claim under Section 10(b) of the Exchange Act.

The Bank of America entities showed in their opening brief that the Section 10(b) claims should be dismissed because they are at most "aiding and abetting" claims for which there is no private right of action. See Broker-Dealer Omnibus Opening Brief at 14-16; see also Central Bank of Denver, N.A. v. First Interstate Bank of Denver, N.A., 511 U.S. 164, 191 (1994); Gariety v. Grant Thornton, LLP, 368 F.3d 356, 369 (4th Cir. 2004). Plaintiffs now attempt to rescue their Section 10(b) claims by putting forth a convoluted argument based on "scheme liability." E.g., Fund Class Omnibus Opp. at 17-22; Invesco Class Supp. at 17; Putnam Class Supp. at 32. The Bank of America entities join in the arguments made in the Broker-Dealer Omnibus Reply demonstrating that this "scheme liability" argument should be rejected.

Moreover, even if this Court allows the Section 10(b) claims against BAS based on Canary's trading to proceed, the Section 10(b) claims concerning trading by the Introducing Brokers' clients through BAS must be dismissed. See Opening Supp. at 6-8. Imposing liability on BAS merely for providing the Introducing Brokers with electronic trading platforms would violate the prohibition against imposing Section 10(b) liability on clearing brokers. See, e.g., Riggs v. Schappell, 939 F. Supp. 321, 325 (D.N.J. 1996) ("Generally, clearing brokers . . . are not liable [for] losses suffered by the acts of the introducing broker.").

None of the plaintiffs address the Bank of America entities' argument on this point. Plaintiffs instead focus on BAS's relationship with Canary, which was not a broker-

dealer. The facts alleged with respect to the Canary relationship are irrelevant to whether plaintiffs can state a claim arising out of BAS's relationship with the Introducing Brokers.

Plaintiffs' memoranda in opposition only underscore the deficiency of their claims. Plaintiffs argue that the "Clearing Defendants knew that market timing trades were transacted through their trading platforms" and that they "substantially participated in the excessive trading" by "install[ing] equipment for timers and their brokers to use to execute market timing and late trading transactions." See, e.g., Columbia Class Supp. at 6 (citing Columbia Compl. ¶ 71); see also Bank One Compl. ¶ 43 ("Bank of America . . . knowingly or recklessly allow[ed] . . . market timing brokers . . . to use its electronic platform to engage in timing and late trading of One Group Funds."); Strong Compl. ¶ 107. This is the classic language of an aiding-and-abetting claim. See Gould v. American-Hawaiian Steamship Co., 535 F.2d 761, 779 (3d Cir. 1976) (plaintiffs must show the "alleged aiders' and abettors' knowledge" and their "substantial participation in the wrongdoing").

Plaintiffs' attempt in their opposition to buttress their allegations by describing defendants as "necessary" or "critical participants" in the allegedly fraudulent scheme, see, e.g., Columbia Class Supp. at 9, is unavailing and does not remove the allegations from the category of aiding and abetting. See, e.g., United States v. Cobb, 1997 WL 289701, at *2 (6th Cir. May 29, 1997) (describing an aider and abetter as having "played a necessary role"); United States v. O'Campo, 973 F.2d 1015, 1027 (1st Cir. 1992) (aider and abetter played "a critical role in the transaction").

The court in In re Blech Sec. Litig., 961 F. Supp. 569 (S.D.N.Y. 1997), was presented with similar allegations that the clearing broker in question "knowingly and substantially assisted [in] clearing the fraudulent trades." Id. at 584. Applying Central Bank, the

court held that these allegations "amount to no more than a non-existent claim of aiding and abetting." Id. To allege an actionable, primary violation, plaintiffs must allege that clearing defendant "directed," "instigat[ed]," "demand[ed]," or "contrived" "the allegedly fraudulent trades." Id. In other words, plaintiffs must allege that the clearing broker was the entity "making decisions regarding the [trades]." Dillon v. Militano, 731 F. Supp. 634, 636 (S.D.N.Y. 1990); see also Riggs, 939 F. Supp. at 328 (dismissing claims against clearing defendants because "plaintiffs do not allege . . . that these defendants had any direct role in [the] individual investments").

Plaintiffs' complaints contain no such allegations. Nor do plaintiffs point the Court to anything to suggest that BAS had a duty to monitor or supervise the activities of the independent Introducing Brokers. To the contrary, as plaintiffs themselves acknowledge, "BAS entered into clearing agreements with these [Introducing Brokers] that, among other things, obligated them to comply with the securities laws." Alliance Deriv. Compl. ¶ 101; see Riggs, 939 F. Supp. at 329 (no duty to supervise); Stander v. Fin. Clearing & Servs. Corp., 730 F. Supp. 1282, 1287 (S.D.N.Y. 1990) (dismissing claims against clearing broker because agreement provided that introducing broker remained "responsible for assuring that all activity . . . comports with applicable rules").

Accordingly, plaintiffs fail to state a primary violation of Section 10(b), and their claims must be dismissed.

B. The Section 10(b) claims against BAC must be dismissed.

Even if this Court permits any of the Section 10(b) claims to proceed against BAS, this Court should nevertheless dismiss all Section 10(b) claims against BAC, the bank-holding company at the top of the Bank of America corporate structure. As set forth in the Bank

of America entities' opening brief, while a number of the Unaffiliated Fund Complaints purport to allege claims under Section 10(b) of the Exchange Act against BAC, none of these complaints contain any allegations that anyone at BAC had any involvement with the alleged wrongdoing. Opening Supp. at 7-8. The allegations that plaintiffs make concern primarily BAS, a broker-dealer that is an indirect subsidiary of BAC, and none of them concern BAC itself. There are no allegations that anyone at BAC made any statements to anyone. Id. Nor are there any allegations going to the scienter of anyone at BAC (as opposed to BAS). Id. As such, plaintiffs have not satisfied the particularized pleading requirements for a Section 10(b) claim under the PSLRA and Fed. R. Civ. P. 9(b) and all the Section 10(b) claims against BAC must therefore be dismissed. Id.

Plaintiffs' responses to these showings are completely unpersuasive. To the extent that plaintiffs attempted to respond at all, they missed the point entirely and attempted to justify their Section 10(b) claims against BAC with references only to actions at BAS or related subsidiaries, not BAC. See, e.g., Alliance Class Supp. at 12; Janus Class Supp. at 14; Strong Class Supp. at 7-8. Plaintiffs cannot state a claim against a parent corporation based solely on allegations targeting one of its subsidiaries. See United States v. Bestfoods, 524 U.S. 51, 52 (1998) ("a parent corporation . . . is not liable for the acts of its subsidiaries.").[3]

---

[3] The Columbia class plaintiffs now contend that their claim against BAC under Section 34(b) of the ICA is brought against BAC solely in its capacity as the present parent of the Columbia Management entities. See Columbia Class Opp. at 42. The reasons why that claim must be dismissed are therefore set forth in the Columbia Supplemental Reply.

C. Plaintiffs' state-law claims are preempted by SLUSA.

For the reasons set forth in the Fund Class Omnibus Reply and the Broker-Dealer Omnibus Reply, class plaintiffs' contention that their state-law claims are not preempted by SLUSA are unpersuasive.

POINT II

THE CLAIMS ASSERTED AGAINST THE BANK OF AMERICA ENTITIES IN THE UNAFFILIATED FUND DERIVATIVE COMPLAINTS MUST BE DISMISSED

The opening motion-to-dismiss briefs demonstrated that the fund derivative plaintiffs fail multiple, independent standing requirements for pursuing a derivative action. See Fund Derivative Omnibus Opening Brief at 13-20, 43-49; Broker-Dealer Omnibus Opening Brief at 66-68. These briefs showed that plaintiffs fail to satisfy their burden under Fed. R. Civ. P. 23.1 to establish that the trustees of the unaffiliated funds are not enforcing the funds' rights; that plaintiffs' failure to make demand cannot be excused; and that plaintiffs cannot sue derivatively on behalf of funds of which they do not own shares. Id. The fund derivative plaintiffs' responses to these arguments are completely unpersuasive, for the reasons set forth in the Fund Derivative Omnibus Reply and the Broker-Dealer Omnibus Reply.

In addition, the fund derivative plaintiffs in the unaffiliated fund sub-tracks do not dispute that they do not own shares in approximately 175 of the approximately 231 mutual funds that they allege were market-timed by Canary or the Introducing Brokers through BAS's electronic trading platform. See Opening Supp. Ex. 2. They nevertheless contend that they should be permitted to pursue litigation on behalf of those 175 funds in which they have no financial interest. See Fund Derivative Omnibus Opp. at 67-81. Plaintiffs' argument is contrary to the law, see Opening Supp. at 11-13, and would set a disturbing precedent for client-less litigation.

CONCLUSION

The claims against the Bank of America entities in the Unaffiliated Fund Complaints should be dismissed.

Respectfully submitted,

WACHTELL, LIPTON, ROSEN & KATZ

By: /s/ Stephen R. DiPrima
Stephen R. DiPrima
Martin J.E. Arms
Sarah Fern Meil

51 West 52nd Street
New York, New York 10019
(212) 403-1000 (phone)
(212) 403-2000 (facsimile)

James D. Mathias
David Clarke, Jr.
Strider L. Dickson
DLA PIPER RUDNICK GRAY CARY US LLP
6225 Smith Avenue
Baltimore, Maryland 21209
(410) 580-3000 (phone)
(410) 580-3001 (facsimile)

Attorneys for Bank of America Corporation, Bank of America, N.A., and Banc of America Securities, LLC

May 20, 2005

UNITED STATES DISTRICT COURT
DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	MDL DOCKET 1586 Nos. 04-md-1586 1 04-md-1586 2 04-md-1586 3 04-md-1586 4
This Document Relates To: ALL TRACKS	

OMNIBUS REPLY MEMORANDUM OF LAW IN FURTHER SUPPORT OF THE FUND DEFENDANTS' MOTION TO DISMISS PLAINTIFFS' CONSOLIDATED AMENDED FUND DERIVATIVE COMPLAINTS

Dated: May 20, 2005

TABLE OF CONTENTS

Page

PRELIMINARY STATEMENT 1

ARGUMENT 3

I. PLAINTIFFS FAIL TO STATE A LEGALLY COGNIZABLE CLAIM UNDER SECTION 36(b) 3

A. Section 36(b) Is a Limited Provision Which Relates Only to the "Receipt of Compensation for Services" 3

B. Plaintiffs' Failure to Disclose Claim Is Not Cognizable under Section 36(b) 4

C. Plaintiffs Have Not Stated a Section 36(b) Claim for "Unearned" Fees 6

II. THE FUND TRUSTEES ARE ENFORCING THE FUNDS' RIGHTS 7

III. PLAINTIFFS HAVE NOT SHOWN THAT DEMAND WOULD HAVE BEEN FUTILE 10

A. State Statutes Adopting ICA Definition of "Interestedness" Control in This Case. 11

B. Under State Law Standards Applicable Outside the Context of Investment Companies, Plaintiffs' Allegations Fail to Justify Excusal of Demand. 12

1. Plaintiffs' Demand Futility Allegations Must Be Particularized 12

2. Plaintiffs Cannot Recast Their Complaints to Allege "Active Misconduct" by the Trustees 13

3. Plaintiffs Have Not Demonstrated That the Trustees Face a Substantial Likelihood of Liability on Plaintiffs' Failure to Act Claims 13

IV. NO PRIVATE RIGHT OF ACTION EXISTS UNDER SECTION 36(a) OF THE ICA 15

V. PLAINTIFFS DO NOT STATE A CLAIM UNDER SECTION 47 OF THE ICA 16

VI. PLAINTIFFS DO NOT STATE A CLAIM FOR CONTROL PERSON LIABILITY 17

VII. PLAINTIFFS' CLAIMS UNDER THE IAA SHOULD BE DISMISSED 17

A. There Is No Private Right of Action for Damages under the IAA 17

B. Plaintiffs Do Not Adequately Plead a Claim for Rescission under Section 215 18

C. Plaintiffs' IAA Claims Do Not Satisfy Rule 9(b) 19

Page

D. No IAA Claim Can Lie against Defendants Who Are Not Parties to the Investment Advisory Agreements 19

E. Plaintiffs Do Not Adequately Plead Scienter 20

VIII. PLAINTIFFS HAVE NO STANDING TO ASSERT DERIVATIVE SECURITIES CLAIMS RELATING TO CERTAIN FUNDS 20

A. Plaintiffs Have No Standing to Sue on Behalf of Funds in Which They Own No Shares 21

1. Plaintiffs Have No Standing to Sue on Behalf of All Fund Series Issued by the Same "Registered Investment Company" 21

a. For Purposes of Standing under the ICA, Each Fund Series Is Deemed to Be a Separate Investment Company, Even If Not Formally Registered as Such 21

b. State Law Does Not Give Plaintiffs Standing to Pursue Federal Claims on Behalf of All Fund Series Issued by a "Registered Investment Company" 24

2. Plaintiffs Have No Standing to Sue on Behalf of All Fund Series in a "Fund Family" 24

B. Plaintiffs Have No Standing to Sue on Behalf of Non-Timed Funds Because They Have Not Alleged Injury in Fact 25

CONCLUSION 25

TABLE OF AUTHORITIES

Cases

Page(s)

Abbott Labs. Deriv. S'holders Litig.,
325 F.3d 795 (7th Cir. 2001) 14, 15

Abrahamson v. Fleschner,
568 F.2d 862 (2d Cir. 1976) 19

Aronson v. Lewis,
473 A.2d 805 (Del. 1984) 10, 15

In re Bank of New York Deriv. Litig.,
173 F. Supp. 2d 193 (S.D.N.Y. 2001) 21

Barrett v. Van Kampen Merritt, Inc.,
1993 WL 95382 (N.D. Ill. Mar. 30, 1993) 23

Batra v. Investors Research Corp.,
1992 WL 278688 (W.D. Mo. Oct. 4, 1991) 23

Bauer v. Sweeny,
964 F.2d 305 (4th Cir. 1992) 7

In re Baxter Int'l, Inc. S'holders Litig.,
654 A.2d 1268 (Del. Ch. 1995) 12

Beneville v. York,
769 A.2d 80 (Del. Ch. 2000) 11

In re Caremark Int'l Inc. Deriv. Litig.,
698 A.2d 959 (Del. Ch. 1996) 12, 13, 14, 15

In re Cendant Corp. Deriv. Action Litig.,
189 F.R.D. 117 (D.N.J. 1999) 15

In re Citigroup Inc. S'holders Litig.,
2003 WL 21384599 (Del. Ch. Jun. 5, 2003) 14

Daily Income Fund, Inc. v. Fox,
464 U.S. 523 (1984) 3, 8

Dellastatious v. Williams,
242 F.3d 191 (4th Cir. 2001) 13

In re Delta & Pine Land Co. S'holders Litig.,
2000 WL 875421 (Del. Ch. Jun. 21, 2000) 8, 9, 10

Page(s)

Drasner v. Thomson McKinnon Sec., Inc.,
433 F. Supp. 485 (S.D.N.Y. 1977)....................16

Dunn v. Borta,
369 F.3d 421 (4th Cir. 2004)....................19

Felker v. Anderson,
2005 WL 602974 (W.D. Mo. Feb. 11, 2005)....................15

Felzen v. Andreas,
134 F.3d 873 (7th Cir. 1998)....................9

Fink v. Komansky,
2004 WL 2813166 (S.D.N.Y. Dec. 8, 2004)....................12

In re FirstEnergy S'holder Deriv. Litig.,
320 F. Supp. 2d 621 (N.D. Ohio 2004)....................15

Frailoi v. Lemcke,
328 F. Supp. 2d 250 (D.R.I. 2004)....................17

GFL Advantage Fund, Ltd. v. Colkitt,
272 F.3d 189 (3d Cir. 2001)....................16

Gulfand v. Chestnutt Corp.,
545 F.2d 807 (2d Cir. 1976)....................4, 5

Gaubert v. FHLB,
863 F.2d 59 (D.D.C. 1988)....................12

In re Gen. Motors Class E Stock Buyout Sec. Litig.,
694 F. Supp. 1119 (D. Del. 1988)....................15

Goldstein v. Malcolm G. Fries & Assoc., Inc.,
72 F. Supp. 2d 620 (E.D. Va. 1999)....................17

Gollust v. Mendell,
501 U.S. 115 (1991)....................22

Graham v. Allis-Chalmers Mfg. Co.,
188 A.2d 125 (Del. 1963)....................14

Green v. Fund Asset Mgmt., L.P.,
19 F. Supp. 2d 227 (D.N.J. 1998)....................5

Green v. Fund Asset Mgmt., L.P.,
286 F.3d 682 (3d Cir. 2002)....................5

Page(s)

Greenspun v. Lindley,
36 N.Y.2d 473 (1975) 12, 13

Guttman v. Huang,
823 A.2d 492 (Del. Ch. 2003) 12, 14

Halpert Enter., Inc. v. Harrison,
362 F. Supp. 2d 426 (S.D.N.Y. 2005) 12

Harhen v. Brown,
431 Mass. 838 (2000) 11

In re ING Principal Prot. Funds Deriv. Litig.,
2005 WL 1107072 (D. Mass. May 9, 2005) 11, 12

Jet Courier Service, Inc. v. Mulei,
771 P.2d 486 (Colo. 1989) 13, 14, 15

Kamen v. Kemper Finance Services, Inc.,
500 U.S. 90 (1991) 10

Kaufman v. Dreyfus Fund, Inc.,
434 F.2d 727 (3d Cir. 1970) 20

Krinsk v. Fund Asset Mgmt.,
654 F. Supp. 1227 (S.D.N.Y. 1987) 18

Laird v. Integrated Resources, Inc.,
897 F.2d 826 (5th Cir. 1990) 18

Lapidus v. Hecht,
232 F.3d 679 (9th Cir. 2000) 23

Lujan v. Defenders of Wildlife,
504 U.S. 555 (1992) 21

McCall v. Scott,
239 F.3d 808 (6th Cir. 2001) 15

Mieuli v. DeBartolo,
2001 WL 777447 (N.D. Cal. Jan. 16, 2001) 12

Migdal v. Rowe Price-Fleming Int'l, Inc.,
248 F.3d 321 (4th Cir. 2001) 3, 5

Millenco, L.P. v. meVC Advisors, Inc.,
2002 WL 31051604 (D. Del. Aug. 21, 2002) 6

Page(s)

Miller v. U.S. Foodservice, Inc.,
2005 WL 670558 (D. Md. Mar. 23, 2005)....15

Morris v. Wachovia,
277 F. Supp. 2d 622 (E.D. Va. 2003)....17

Moses v. Burgin,
445 F.2d 369 (1st Cir. 1971)....5

Musico v. Champion Credit Corp.,
764 F.2d 102 (2d Cir. 1985)....11

In re Oxford Health Plans, Inc.,
192 F.R.D. 111 (S.D.N.Y. 2000)....15

Papilsky v. Berndt,
1976 WL 792 (S.D.N.Y. Jun. 24, 1976)....5

Potomac Capital Mkts. Corp. v. Prudential-Bache Corporate Dividend Fund, Inc.,
726 F. Supp. 87 (S.D.N.Y. 1989)....6

Prod. Res. Group LLC v. NCT Group, Inc.,
863 A.2d 772 (Del. Ch. 2004)....13

Raines v. Byrd,
521 U.S. 811 (1997)....25

Rattner v. Bidzos,
2003 WL 22284323 (Del. Ch. Oct. 7, 2003)....14

Reg'l Props., Inc. v. Fin. and Real Estate Consulting Co.,
678 F.2d 552 (5th Cir. 1982)....16

Silverzweig v. Unocal Corp.,
1989 WL 3231 (Del. Ch. Jan. 19, 1989)....8

S.E.C. v. Berger,
244 F. Supp. 2d 180 (S.D.N.Y. 2001)....20

SEC v. Capital Gains Research Bureau, Inc.,
375 U.S. 180 (1963)....18

S.E.C. v. Saltzman,
127 F. Supp. 2d 660 (E.D. Pa. 2000)....20

Shahidi v. Merrill Lynch, Pierce, Fenner & Smith, Inc.
2003 WL 21488228 (M.D. Fla. Apr. 28, 2003)....17

Page(s)

In re Silicon Graphics Inc. Sec. Litig.,
183 F.3d 970 (9th Cir. 1999) 14

Spear v. Conway,
2003 WL 24012118 (N.Y. Sup. Ct. Oct. 17, 2003) 14

Strougo v. BEA Assocs.,
2000 WL 45714 (S.D.N.Y. Jan. 19, 2000) 11

Testa v. Janssen,
482 F. Supp. 1195 (W.D. Pa. 1980) 24

Touche Ross & Co. v. Redington,
442 U.S. 560 (1979) 18

Transamerica Mortgage Advisors, Inc. v. Lewis,
444 U.S. 11 (1979) 2, 17

Tri-Star Techs. Co. v. Lautieri,
257 B.R. 629 (D. Mass. 2001) 11

U.S. v. Elliott,
62 F.3d 1304 (11th Cir. 1996) 20

Washington v. Baenziger,
656 F. Supp. 1176 (N.D. Cal. 1987) 19

Werbowsky v. Collomb,
766 A.2d 123 (Md. 2001) 11, 12, 13

Wicks v. Putnam Inv. Mgmt.,
2005 WL 705360 (D. Mass. Mar. 28, 2005) 23

Williams v. BankOne Corp.,
2003 WL 22964376 (N.D. Ill. Dec. 15, 2003) 23

Zerman v. Jacobs,
510 F. Supp. 132 (S.D.N.Y. 1981) 16

Statutes and Rules

Page(s)

12 Del. C. § 3801(h) 11

15 U.S.C. § 78cc-(b) 16, 17, 18

15 U.S.C. § 80a-15(c) 4

15 U.S.C. § 80a-35(a) 16, 21

15 U.S.C. § 80a-35(b) .... *passim*

15 U.S.C. § 80a-46 .... 2, 16, 18

15 U.S.C. § 80a-47 17

15 U.S.C. § 80b-6 20

15 U.S.C. § 80b-14 17

15 U.S.C. § 80b-15 .... 18, 21

17 C.F.R. § 275.204-3 18

Fed. R. Civ. P. 8(a) 6, 12

Fed. R. Civ. P. 9(b) 19

Fed. R. Civ. P. 12(b)(6) 6

Fed. R. Civ. P. 23.1 .... *passim*

Fed. R. Civ. P. 41(a)(1) 23

Mass. Gen. Laws ch. 182, § 2B 11

MD. Code Ann., Corps. & Ass'ns § 2-405.3 11

SEC Rule 12d3-1 22

SEC Rule 18f-2 22

SEC Rule 22c-2 22

Miscellaneous

Page(s)

Adoption of Rule 18f-2 Under the Investment Company Act to Insure Fair and Equitable Treatment of Shareholders of Investment Companies of the Series Type,
ICA Release No. 7276, Fed. Sec. L. Rep. (CCH) ¶ 78,933 (Aug. 8, 1972) 22

H.R. Rep. No. 101-16 (1990),
reprinted in 1990 U.S.C.C.A.N. 1379 .... 17, 18

Mutual Fund Redemption Fees,
ICA Release No. 26782, 2005 WL 991255 (Mar. 18, 2005) 22

In re Mutual Series Fund Inc.,
SEC No Action Letter, 1995 WL 693304 (pub. avail. Nov. 7, 1995) 22

In re Salomon Brothers Inc.,
SEC No Action Letter, 1995 WL 329631 (pub. avail. May 26, 1995) 22

Robert Clark, CORPORATE LAW ¶ 15.2 (1986) 9

Senate Report No. 91-184 (May 21, 1969) 3

The Fund Defendants respectfully submit this Omnibus Reply Memorandum of Law in further support of their Motion to dismiss, with prejudice, Plaintiffs' Consolidated Amended Fund Derivative Complaints (the "Derivative Complaints").[1]

PRELIMINARY STATEMENT

Plaintiffs fill their Opposition with sweeping assertions concerning the "egregious" and "unprecedented" nature of the alleged market-timing activity that is the subject of their Derivative Complaints. But none of this — and nothing else in the Opposition — is legal justification to ignore the numerous procedural and substantive defects in Plaintiffs' derivative claims. In fact, the Opposition confirms that Plaintiffs have failed to meet the threshold requirements for bringing derivative claims, and that the causes of action they have chosen to pursue are not available to them.[2]

Plaintiffs do not state a claim under Section 36(b) of the Investment Company Act of 1940 ("ICA"). Instead, they ask this Court to expand Section 36(b) beyond anything Congress ever intended and contrary to the controlling law in this and other Circuits.

Plaintiffs have not satisfied the requirements of Fed. R. Civ. P. 23.1 for bringing their other derivative claims. Rule 23.1 permits derivative suits only if the relevant board of directors has "failed to enforce a right" of the corporation "which may be properly asserted by it." Plaintiffs do not dispute that the Fund Trustees are pursuing remedies on behalf of affected shareholders, but fatuously suggest this threshold requirement is met because the Trustees have not brought a lawsuit, or because the Trustees

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[1] The Fund Defendants identified on the signature pages below join in this Omnibus Reply Memorandum of Law in its entirety. Other Fund Defendants may indicate their joinder in some or all of the points made herein through supplemental memoranda.

[2] "Opposition" or "Opp." herein refers to Fund Derivative Plaintiffs' Corrected Omnibus Memorandum of Law in Opposition to Motions to Dismiss of Fund Defendants, Broker-Dealer Defendants, and Trader Defendants, dated April 22, 2005 (filed April 25, 2005). "Class Opposition" or "Class Opp." herein refers to Class Plaintiffs' Memorandum of Law in Response to Defendants' Omnibus Briefs in Support of Their Motions to Dismiss. "Class Reply" herein refers to the Omnibus Reply Memorandum of Law in Further Support of the Fund Defendants' Motion to Dismiss the Fund Investor Class Complaints. "Opening Memorandum" or "Opening Mem." refers to Omnibus Memorandum of Law in Support of the Fund Defendants' Motion to Dismiss Plaintiffs' Consolidated Amended Fund Derivative Complaints, dated February 25, 2005.

should have, in their view, acted more quickly. Neither is legal grounds to ignore the Trustees' actions; the law clearly provides that such decisions are within the purview of the Trustees' business judgment.

Plaintiffs also provide no valid reason for their failure to make demand on the Fund Trustees. Plaintiffs effectively abandon all the excuses in their Derivative Complaints, save one, *i.e.*, that the Fund Trustees purportedly face a substantial risk of liability. But their conclusory allegations of wrongdoing are legally insufficient, and directly contradict their repeated contention (made for other purposes in the Opposition and the Derivative Complaints) that the Trustees were unwitting victims of the alleged fraud.

The Opposition also confirms that Plaintiffs' derivative claims suffer from numerous other substantive legal defects.

Recent caselaw makes clear that there is no private right of action under Section 36(a) of the ICA. Plaintiffs' reliance on outdated authority to the contrary is misplaced, and cannot save their claims.

With respect to their claims under Section 47 of the ICA, Plaintiffs concede their failure to allege that the terms of the advisory agreements violate the ICA. Plaintiffs' attempt to distinguish the clear caselaw requiring such allegations in order to state a claim under that provision fails.

Plaintiffs also concede that in *Transamerica Mortgage Advisors, Inc. v. Lewis*, 444 U.S. 11 (1979), the Supreme Court held there is no private right of action for damages under the Investment Advisers Act of 1940 ("IAA"). Plaintiffs' suggestion that Congress overruled this case *sub silentio* in 1990 is without any support, and ignores the uniform caselaw since then, which follows *Transamerica*. Plaintiffs cannot avoid the basic logic that their claims for rescission can lie only against parties to the contracts they seek to rescind. Plaintiffs' Opposition also fails to identify any of the particulars required to satisfy Rule 9(b) (as Plaintiffs concede they must) or to plead scienter.

Lastly, Plaintiffs have no standing to assert claims on behalf of funds in which they hold no shares or in which no market timing occurred. The fundamental Article III and Fed. R. Civ. P. 23.1 requirements that a plaintiff have an interest in the outcome of the litigation cannot be satisfied by the allegation that other funds belong to the same "registered investment company," "fund family," or "unincorporated association."

ARGUMENT

I. PLAINTIFFS FAIL TO STATE A LEGALLY COGNIZABLE CLAIM UNDER SECTION 36(b).

A. Section 36(b) Is a Limited Provision Which Relates Only to the "Receipt of Compensation for Services."

Section 36(b) is first, last and only about compensation for services — it is not about disclosure, non-disclosure, management, mismanagement or any other subject. The text of the statute makes this perfectly clear:

> For purposes of this subsection [§ 36(b)], the investment adviser of a registered investment company shall be deemed to have *a fiduciary duty with respect to receipt of compensation for services* . . . .

(Emphasis added.) Plaintiffs, in effect, ask this Court to convert Section 36(b) into a "general dumpster" for any grievance they may have with the investment adviser. This the Court should not do, lest it open the sluice-gates and expand the section beyond anything Congress ever envisioned.

Although resort to legislative history is not necessary in view of the unambiguous text of the statute, the Court might take comfort from the fact that Congress itself made clear the focused and limited purpose of Section 36(b):

> This section [Section 36(b)] ... should not be taken as reflecting any finding by the committee that the present level of management fees is too high. *Its sole purpose is to specify the fiduciary duty of the investment adviser with respect to compensation*, and provide a mechanism for court enforcement of this duty.

Senate Report No. 91-184 at 6 (May 21, 1969) (emphasis added).

The cases which have considered the scope of Section 36(b) since its enactment in 1970 have, virtually uniformly, recognized the narrow focus and reach of this unique section.[3] For example, in *Migdal v. Rowe Price-Fleming Int'l, Inc.*, 248 F.3d 321, 329 (4th Cir. 2001), the Fourth Circuit held:

> Thus, if this claim for general breach of fiduciary [duty] is to be brought, it must be done under some other section of the ICA, or alternatively under

[3] "Unique," for example, in that it is the only section of law that creates a derivative claim *not* subject to the "demand rule" provisions of Fed. R. Civ. P 23.1. *See, e.g., Daily Income Fund, Inc. v. Fox*, 464 U.S. 523 (1984).

state law. Section 36(b) is limited to cases where there was excessive compensation.

B. Plaintiffs' Failure to Disclose Claim Is Not Cognizable under Section 36(b).

Plaintiffs have much to say about the "duty of candor." (*See, e.g.*, Opp. at 9-10.) We do not shy away from the concept that investment advisers, like all other persons, have a "duty of candor," but the breach thereof does not spell out a legally cognizable claim under this very narrow and specific section of the ICA, Section 36(b).

Were there a breach of such a duty of "candor," at most, there *might* perhaps be a breach of the investment adviser's obligation under Section 15(c) of the ICA "to furnish such information as may be reasonably necessary to evaluate the terms of any contract whereby a person undertakes regularly to serve or act as investment adviser of such company." 15 U.S.C. §80a-15(c). Or there *might* perhaps be a breach of some common law duty. But what there surely is not, is a breach of *the fiduciary duty with respect to the receipt of compensation* under Section 36(b). Plaintiffs' attempt to wedge this case into the narrow confines of Section 36(b) is, we suggest, motivated by an understandable, but misplaced, desire to avoid the difficult issues of private rights of action, failure to make demand, etc. which would be involved in claims for violation of Sections 15(c), or the common law.[4]

Plaintiffs rely heavily on the 1976 decision in *Galfand v. Chesnutt Corp.*, 545 F.2d 807 (2d Cir. 1976). That case, properly understood, does not support Plaintiffs because, as *Migdal* recognized, *Galfand* is, at its core, an excessive fee case, not a disclosure case. *Galfand* involved a failure to disclose information about the *advisory fee arrangement itself*, and not, as here, some unrelated alleged misconduct. For this reason, *Galfand* is a narrow case about excessive fees.[5] Indeed, in *Migdal*, the

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[4] Plaintiffs' theory would entail the anamolous result that a Section 36(b) claim could lie against an investment adviser which charged only $1 to manage a $1 billion fund, if it failed to disclose "market-timing arrangements." There can be no breach of fiduciary duty *with respect to the receipt of compensation* in this example because the compensation, *i.e.*, $1, is indisputably fair — indeed, more than fair. This illustration shows that Section 36(b) is not, and cannot be, about the "duty of candor" — it is about the fairness of the advisory fees, as the text and the cases indicate.

[5] Specifically, the adviser proposed to increase its advisory fee by raising the expense ratio limitation but without disclosing that the fund would lose future rebates by doing so. *See Galfand*, 545 F.2d at 811-12. The alleged non- (continued)

Fourth Circuit expressly rejected the notion that *Galfand* expanded Section 36(b), on the very same grounds:

> The district court cases which have expanded the scope of Section 36(b) beyond claims for excessive fees have universally relied on the Second Circuit's opinion in *Galfand v. Chestnutt Corp.*, 545 F.2d 807 (2d Cir. 1976). However, contrary to the district courts' analyses, *Galfand* cannot be read to expand the scope of the private right of action under Section 36(b). *Galfand* interpreted Section 36(b) to provide a cause of action against an investment adviser for inadequate disclosure of information *regarding a fee arrangement*, which permitted the investment adviser to obtain a higher, unjustified fee. *Galfand*, 545 F.2d at 811-12. Thus, *Galfand* was about the excessive fees which ensued from the fee arrangement, not about the disinterestedness of the independent directors.

248 F.3d at 329 n.2 (emphasis added).

To read *Galfand* as Plaintiffs suggest (Opp. at 15) — to permit a Section 36(b) claim based on non-disclosures of any sort, not simply if they concern the fee arrangement itself — would expand the scope of Section 36(b) far beyond "claims for excessive fees" and would "make it possible for other plaintiffs to state a claim in limitless actions filed" under that statute. *Migdal*, 248 F.3d at 328.[6]

Plaintiffs' speculative contention that the advisory fees would have been lower had the purported market timing activities been disclosed is unavailing. "General breach of fiduciary duty claims which involve merely an incidental or speculative effect on advisory fees are not properly within the scope of Section 36(b)." *Migdal*, 248 F.3d at 328-329. And even assuming, *arguendo*, that the advisory fees would have been *lower* if disclosure had been made, that does not mean that the fees actually charged were *disproportionate to the services rendered*, as is required to state a claim under Section 36(b).

(continued)
disclosure in *Green v. Fund Asset Mgmt., L.P.*, 286 F.3d 682 (3d Cir. 2002) (*see* Opp. at 13) also concerned the fee arrangement itself. The defendants purportedly failed to disclose that the advisory fee was calculated as a percentage of all of the funds' net assets, including the assets attributable to the issuance of preferred stock. *Id.* at 686. *See also Green v. Fund Asset Mgmt., L.P.*, 19 F. Supp. 2d 227 (D.N.J. 1998).

[6] Plaintiffs' lengthy discussion of *Moses v. Burgin*, 445 F.2d 369 (1st Cir. 1971) is entirely irrelevant, for the simple reason that it was not decided under Section 36(b). (*See* Opp. at 14.) Rather, that case involved a claim under the ICA's original Section 36 for "gross misconduct or gross abuse of trust" in breach of fiduciary duty, prior to the 1970 amendments that created Section 36(b). *See id.* at 373. Likewise, *Papilsky v. Berndt*, 1976 WL 792 (S.D.N.Y. Jun. 24, 1976) (*see* Opp. at 13) simply stands for the unremarkable (and undisputed) proposition that investment advisers have a duty of full disclosure; it does not address the legal cognizability of claims under § 36(b).

Plaintiffs also rely on Rule 8(a), but mistakenly overlook the fact that Rule 8(a) works in conjunction with Rule 12(b)(6). The Fourth Circuit in *Migdal*, 248 F. 2d at 326, correctly understood the interplay between Rule 8(a) and Rule 12(b)(6):

> Rule 8(a)(2) requires only a "short and plain statement of the claim showing that the pleader is entitled to relief." Fed. R. Civ. P. 8(a)(2).
>
> Rule 12(b)(6), however, is not without meaning. "The presence of a few conclusory legal terms does not insulate a complaint from dismissal under Rule 12(b)(6) when the facts alleged in the complaint" cannot support the legal conclusion.

There simply are no facts alleged in the Derivative Complaints which, if proved, would show that the fees charged to *any* Fund here are disproportionate to the services rendered to *that* particular Fund.

C. Plaintiffs Have Not Stated a Section 36(b) Claim for "Unearned" Fees.

Nor have Plaintiffs stated a Section 36(b) claim for "unearned" fees. (*See* Opp. at 18-19.) Plaintiffs' "unearned" fee theory rests on the contention that advisers did not invest "market timing money," *i.e.*, kept it in cash, and thus "provided no investment service with respect to billions of market timing dollars." (Opp. at 18.) Here the Opposition and the Consolidated Amended Complaint are at odds: the Complaint does not contain any allegation of "no investment service." (To the contrary, *see* Compl. ¶ 262.) In any event, the fact that an investment adviser may have kept a certain amount of a fund's assets in cash is within the discretion of the adviser and is not a violation of Section 36(b). Such conduct amounts, at most, to a breach of the Fund's investment guidelines or some other sort of mismanagement, neither of which is cognizable under Section 36(b). (*See* Opening Mem. at 9-13.)

For these reasons, Plaintiffs' reliance on *Potomac Capital Mkts. Corp. v. Prudential-Bache Corporate Dividend Fund, Inc.*, 726 F. Supp. 87 (S.D.N.Y. 1989) and *Millenco, L.P. v. meVC Advisors, Inc.*, 2002 WL 31051604 (D. Del. Aug. 21, 2002) is misplaced. (*See* Opp. at 18-19.) In those cases, the investment advisers were not performing the very investment services they were hired to perform, with respect to *any* of the assets of the Fund. In *Potomac*, defendants ceased *all* investment activities with respect to *all* fund assets and instead began a process of liquidation. Likewise, *Millenco* concerned the claim that the adviser had "very little to do" regarding *all* of the fund's assets because it did not effect

stockholder redemptions, incurred no brokerage transaction costs, and subcontracted with other entities to manage the fund's investments. 2002 WL 31051604 at *3.

Nothing of the sort is alleged here. Plaintiffs do not contend that the advisers failed to render services to any Fund as a whole. Because the advisory fee is paid as a percentage of total assets under management, Plaintiffs' objection relates only to fees that, by their accounting, relate to "market timing" assets. Those fees implicitly were paid by alleged market timers (and *not* the non-market timing shareholders allegedly harmed by the activity detailed in the Derivative Complaints). By focusing only on a *portion* of the assets and fees, Plaintiffs fail to allege facts, which if proved, would demonstrate that the fees actually charged to any fund were "unearned," or that they were disproportionate to the services rendered to the entity, *i.e.*, the *whole* fund as an entirety, as required under Section 36(b).

II. THE FUND TRUSTEES ARE ENFORCING THE FUNDS' RIGHTS.

As demonstrated in the Opening Memorandum at 13-17, Plaintiffs do not — and reasonably cannot — allege that the Funds' Trustees have failed to enforce the Funds' rights. Even now, Plaintiffs do not dispute that, immediately after the Trustees became aware of the market-timing allegations, they retained independent counsel to conduct a review of the alleged activities. (*See* Opp. at 35-40.) Plaintiffs also do not deny that the Trustees have been, and still are, pursuing remedies on behalf of investors by, among other things, developing methodologies to distribute massive settlement Funds to affected shareholders through the Independent Distribution Consultant process. (*Id.* at 37 n.28, 38 n.29.) Nor do Plaintiffs dispute that it is their burden to demonstrate that the Fund Trustees have failed to enforce the Funds' rights. *See, e.g., Bauer v. Sweeny*, 964 F.2d 305, 307 n.5 (4th Cir. 1992) ("shareholder must establish that the corporation failed to enforce a right which it properly could have asserted.").[7]

Nevertheless, Plaintiffs erroneously contend that these derivative actions may proceed because the Trustees have not "commence[d] litigation" to assert the funds' rights "in court." (Opp. at 38-39.)

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[7] Plaintiffs acknowledge that the law of every relevant state in this case imposes the same requirement as Fed. R. Civ. P. 23.1 that shareholders may commence a derivative action only when the corporation has "failed to enforce a right which may properly be asserted by it." (Opp. at 35 n.23.)

Plaintiffs' assumption that the Trustees must enforce the Funds' rights "in court" does not withstand scrutiny. Such a requirement is nowhere in the text of Rule 23.1. The Rule provides only that shareholders must show that the "corporation ha[s] failed to enforce a right which may properly be asserted by it." Fed. R. Civ. P. 23.1. It does not circumscribe directors' exercise of their business judgment to decide *how* best to enforce those rights, much less give a specific directive that the directors pursue litigation, no matter how unwise under the circumstances.[8]

Moreover, courts have consistently rejected Plaintiffs' argument. In *In re Delta & Pine Land Co. S'holders Litig.*, 2000 WL 875421 (Del. Ch. Jun. 21, 2000), the Delaware Chancery Court held that a "board's decision to negotiate first, as opposed to immediately litigate, evidences a well-functioning board recognizing that litigation with [a third party] might jeopardize future contractual relations." *Id.* at *7 n.21. Indeed, the court went further and observed that plaintiffs' counsel's objection that the board was not pursuing the corporation's claims "quickly and vigorously enough" and their suggestion that the board should "act in a more hostile and litigious manner" were "certainly not in the best interests of Delta and its shareholders and may even call into question counsel's ability to adequately represent Delta's shareholders." *Id.* Similarly, in *Silverzweig v. Unocal Corp.*, 1989 WL 3231, at *4 (Del. Ch. Jan. 19, 1989), the court dismissed plaintiffs' complaint for failure to satisfy Rule 23.1's requirement, despite the directors' decision "to stay" an ongoing litigation and even to "abandon[]" the corporation's legal claims.

In these cases, the fact that litigation was pending at some point was a sufficient, but not necessary, condition for the courts' decisions to dismiss the complaints. (*Cf.* Opp. at 38.) The decision

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[8] Plaintiffs selectively quote from *Daily Income Fund*, 464 U.S. 523, for the proposition that "a derivative action may be brought to enforce a right of the corporation when the corporation itself has failed to enforce a right which may properly be asserted by it *in court*." (Opp. at 39 (emphasis in original).) *Daily Income Fund* provides no support for Plaintiffs' position. In that case, the Court was presented with the question whether Rule 23.1's demand requirement applies to Section 36(b) claims under the ICA. The Court spoke in terms of initiating litigation "in court" because the issue was whether, under Section 36(b), "*[a]n action* may be brought" by corporations — as opposed to by the SEC or by "a security holder of [a] registered company" — to enforce the corporation's rights. 464 U.S. at 838 (emphasis added). The opinion itself makes clear that the Court did not hold that Rule 23.1 permits shareholders to bring a derivative action simply because the directors decided not to sue. *See, e.g., id.* at 836 ("whether or not a corporation shall seek to enforce *in the courts* a cause of action for damages is, like other business questions, ordinarily a matter of internal management and is left to the *discretion of the directors*") (brackets and internal quotation marks omitted) (emphasis added).

whether to initiate litigation — even to halt a pending one — remains for the directors alone to make. *See also Felzen v. Andreas*, 134 F.3d 873, 875 (7th Cir. 1998) ("Stockholders may *replace* the board if dissatisfied with its performance, but they may not *displace* the board in litigation");[9] Robert Clark, CORPORATE LAW ¶ 15.2, at 640 (1986) (If directors sue "or tak[e] other corrective action, their action usually precludes a shareholder-initiated suit"). Because the Trustees are not required to commence a lawsuit in court to enforce the Funds' rights, the ancillary issues Plaintiffs raise — *e.g.*, whether regulatory actions are the functional equivalent of lawsuits, whether lawsuits initiated by third parties may be imputed to the directors for purposes of Rule 23.1, etc. — are simply irrelevant. (*See* Opp. at 36, 39.)[10]

Plaintiffs next argue that any actions by the Trustees that postdated the filing of the Derivative Complaints should be disregarded. (*See* Opp. at 40.) This argument, too, was raised in *In re Delta* and rejected by the court. 2000 WL 875421, at *6 n.13. In explaining its holding, the court reiterated that the basic "purpose of the demand requirement" is to "allow the directors the chance to occupy their normal status as captains of the corporation's affairs. . . ." *Id.* This purpose would be defeated by an "unnecessarily rigid interpretation" of Rule 23.1 that bars the court from considering the directors' remedial actions whenever plaintiffs rush to the courthouse before director action is complete, or before directors even have had the opportunity to "enforce the rights of the corporation." *Id.* Hence, the court held that a board's pursuit of the same claims on behalf of the corporation, even if it occurred "after the filing of the shareholder suit," still "provides a significant indication that [the] board maintains the ability

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9 Notwithstanding Plaintiffs' argument to the contrary, *Felzen* is relevant to this case. While the court's ultimate holding concerns the different issue of the rights of nonparty shareholders to appeal in a derivative action, the court arrived at its holding only after having decided the antecedent question about the "rights" and "attributes" of shareholders in a derivative action under Rule 23.1 — precisely the issue here. *See* 134 F.3d at 874, 876.

10 In any event, Plaintiffs' arguments make no sense. Plaintiffs maintain that because the regulatory settlements arose from actions or investigations by the government, not the Trustees, they cannot be considered in analyzing whether Plaintiffs have met their burden under Rule 23.1. (Opp. at 36-37.) This argument misses the point entirely. The relevant fact, which Plaintiffs do not dispute, is that the Trustees are playing a central role in determining how the billions of dollars in the settlement funds will be distributed to affected shareholders. (Opening Mem. at 13-15.)

Plaintiffs' further argument that they have met their burden under Fed. R. Civ. P. 23.1 because they are bringing claims different from those asserted by the regulators is similarly nonsensical. (Opp. at 39-40.) The issue is whether the trustees have taken steps to ensure that injured shareholders are compensated, not the particular means (or claims) through which they pursue compensation. (*See* Opening Mem. at 13-17.)

to reach a business judgment regarding whether to bring an action" and may be taken in account as part of the Rule 23.1 analysis. *Id.*

Contrary to Plaintiffs' characterization, the Trustees here did not choose to do nothing after becoming aware of the relevant facts. Instead, like the directors in *In re Delta,* the Trustees took immediate action after the allegations became public, a fact that Plaintiffs acknowledge, even as they incorrectly belittle the Trustees' actions — participation in the distribution of *billions* of dollars to affected shareholders — as "de minimis." (*See* Opp. at 38.) Accordingly, as in *In re Delta*, this Court is not precluded from considering the Trustees' remedial actions that postdated the filing of the Complaints. A contrary result would create perverse incentives for shareholders to sue precipitously and frustrate Rule 23.1's mandate that shareholders exhaust intra-corporate remedies before bringing a derivative action.

Because Plaintiffs fail to carry their burden under Rule 23.1 of establishing that the Funds' Trustees are not enforcing the Funds' rights, their Derivative Complaints should be dismissed.[11]

III. PLAINTIFFS HAVE NOT SHOWN THAT DEMAND WOULD HAVE BEEN FUTILE.

Shareholder demand is an essential corollary to the cardinal rule of corporate governance that "directors manage the business and affairs of corporations." *Aronson v. Lewis*, 473 A.2d 805, 812 (Del. 1984). Only in extraordinary circumstances may shareholders bring a derivative action without making demand on the directors. *See Kamen v. Kemper Fin. Servs., Inc.*, 500 U.S. 90, 96 (1991).

Although the Derivative Complaints offered several purported excuses for Plaintiffs' admitted failure to make demand (*see* Compl. ¶¶ 502(b)-(o)), Plaintiffs effectively abandon all but one. Plaintiffs' demand futility argument now rests solely on the legally defective claim that the Trustees face a "substantial likelihood of personal liability." (Opp. at 44.) This argument fails under (i) the unique

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[11] Although all parties and the Court agreed that state law claims would not be addressed in initial motions to dismiss, Plaintiffs make an assertion in their Opposition regarding state law remedies that requires clarification. Plaintiffs contend that, under the fiduciary duty law "of all the relevant jurisdictions," the Funds are entitled to recover "all fees, compensation, and other substantial payments they paid" the defendant Managers during "the period of late trading and market timing." (Opp. at 31 & n.21.) In light of the parties' agreement to resolve state-law disputes at a later stage of the litigation, the Fund Group Defendants will not at this time point up the many (continued)

statutory scheme applicable to investment company trustees; and (ii) state law standards applicable outside the investment company context.[12]

A. State Statutes Adopting ICA Definition of "Interestedness" Control in This Case.

Under Maryland, Massachusetts, and Delaware statutes, trustees of investment companies are "deemed independent and disinterested for all purposes" unless they are considered "interested" within the meaning of the ICA. *See* 12 Del. C. § 3801(h); *see also* Md. Code Ann., Corps. & Ass'ns § 2-405.3; Mass. Gen. Laws ch. 182, § 2B. "All purposes" includes consideration of shareholder demand. *See ING*, 2005 WL 1107072, at *5 (trustees "'deemed to be independent and disinterested'" in consideration of demand, notwithstanding allegations that trustees voted in favor of the corporate action under challenge).

Plaintiffs' argument that these statutes apply only when a plaintiff claims trustees lack independence due to service on multiple fund boards (*see* Opp. at 55-57) is directly contrary to the text of these statutes, and recently was rejected by the court in *ING*, 2005 WL 1107072, at *5.[13]

Plaintiffs do not contend that any Trustees are "interested" under these statutes. Nor can they, as these statutes do not classify trustees as "interested" if they have a "substantial likelihood of liability." *See* 15 U.S.C. § 80a-2(a)(19). This fact alone undermines all of Plaintiffs' demand futility arguments.

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deficiencies in Plaintiffs' theory of the appropriate remedy. It suffices to say now that we do not agree with the theory and intend to contest it if any derivative claim survives the pending motions.

[12] Massachusetts adopted a universal demand statute in 2003 that, with respect to funds organized under the laws of that state, supersedes the common law test for demand futility. This statute applies to Massachusetts business trusts, and has been applied to amended complaints filed after the effective date of the statute. *See, e.g., In re ING Principal Prot. Funds Deriv. Litig.*, 2005 WL 1107072 (D. Mass. May 9, 2005) at *3-5. The applicability of this statute will be discussed further in some Fund Defendants' supplemental reply briefs.

[13] Plaintiffs' citations to the contrary are misleading. For example, *Strougo v. BEA Assoc.* did not hold that the state statute does not apply, but rather that plaintiffs had succeeded in rebutting the presumption of "interestedness" under the ICA that a natural person is not "controlled." Thus, excusal of demand in that case was *consistent* with the state statute. 2000 WL 45714 (S.D.N.Y. Jan. 19, 2000). Plaintiffs also argue that *Harhen v. Brown*, 431 Mass. 838 (2000), *Werbowsky v. Collomb*, 766 A.2d 123 (Md. 2001), and *Beneville v. York*, 769 A.2d 80 (Del. Ch. 2000) do not mention the state statutes. (*See* Opp. at 56 n.53). True, and for good reason — none of those cases involved investment companies.

B. Under State Law Standards Applicable Outside the Context of Investment Companies, Plaintiffs' Allegations Fail to Justify Excusal of Demand.

Even outside the context of investment companies, Plaintiffs' demand futility allegations fail. To establish futility of demand under Maryland law, a plaintiff must plead particularized facts showing that trustees were "so personally and directly conflicted or committed to the decision in dispute that they cannot reasonably be expected to respond to a demand in good faith . . . ." *Werbowsky*, 766 A.2d at 144. Under Massachusetts law, a plaintiff must show that trustees were "active wrongdoers[] under the control of such wrongdoers," or "knowingly, willfully and fraudulently colluded with the faithless directors or shared in personal gain." *Greenspun* v. *Lindley*, 36 N.Y.2d 473, 479-80 (1975) (collecting Massachusetts cases). Under Delaware law, a plaintiff must show that trustees acted in "bad faith" or committed "wilful malfeasance." *Guttman* v. *Huang*, 823 A.2d 492, 506 (Del. Ch. 2003); *In re Baxter Int'l, Inc. S'holders Litig.*, 654 A.2d 1268, 1270 (Del. Ch. 1995). The factual allegations in the Derivative Complaints do not meet any of these "demanding" and "most difficult" standards. *Guttman*, 823 A.2d at 506; *In re Caremark Int'l Inc. Deriv. Litig.*, 698 A.2d 959, 967 & 971 (Del. Ch. 1996).

1. Plaintiffs' Demand Futility Allegations Must Be Particularized.

In their Opposition, Plaintiffs first attempt to meet their burden by mischaracterizing it. While acknowledging that futility allegations are governed by the "particularity" requirements of Rule 23.1, Plaintiffs argue that their claims "relating to the Trustees' state of mind — *e.g.*, whether they abdicated their fiduciary duties in bad faith — can be averred generally under Rule 8." (Opp. at 41-42.) Plaintiffs further insist that "the Court must accept as true all of plaintiffs' demand futility allegations." (*Id.*)

Plaintiffs misstate the law. Rule 23.1 requires substantially more than Rule 8(a) notice pleading. *Gaubert v. FHLB*, 863 F.2d 59, 68 (D.D.C. Cir. 1988); *Fink v. Komansky*, 2004 WL 2813166, at *3 (S.D.N.Y. Dec. 8, 2004). It requires the facts on which demand futility is based to be alleged with particularity. *See Halpert Enter., Inc. v. Harrison*, 362 F. Supp. 2d 426, 429-30 (S.D.N.Y. 2005). Thus, "[c]onclusory allegations of . . . bad faith on the part of the directors [are] insufficient to satisfy the futility requirement." *Miculi v. DeBartolo*, 2001 WL 777447, at *12 (N.D. Cal. Jan. 16, 2001).

2. Plaintiffs Cannot Recast Their Complaints to Allege "Active Misconduct" by the Trustees

Plaintiffs also try to recast some of their futility allegations as claims of "active misconduct" by Fund Trustees.[14] Yet this sleight of hand also fails. Plaintiffs' demand futility allegations are unambiguously rooted in the Trustees' alleged *failures to act*, including their failure to "request and/or evaluate information as reasonably may be necessary to evaluate advisory and/or other agreements." (Compl. ¶ 628; *see also id.* ¶¶ 502(c), 502(g)-(h), 502(j)-(l).) Indeed, Plaintiffs also accuse the Trustees of failing to take certain "necessary" and "incumbent" actions in connection with these agreements, and to request information about any market timing and late trading arrangements involving advisers. (Compl. ¶¶ 502(c), 502(g)-(l).) Hence, Plaintiffs' claims may only be considered as failures to act by the Trustees.

3. Plaintiffs Have Not Demonstrated That the Trustees Face a Substantial Likelihood of Liability on Plaintiffs' Failure to Act Claims.

As the Delaware Chancery Court held in *Caremark*, a failure-of-oversight claim "is possibly the most difficult theory in corporation law upon which a plaintiff might hope to win a judgment." 698 A.2d at 967 n.14. *See Dellastatious v. Williams*, 242 F.3d 191, 196 (4th Cir. 2001). To show that trustees face a substantial likelihood of liability on such a claim, a plaintiff must establish "*subjective bad faith*" on the part of the trustees. *Prod. Res. Group LLC v. NCT Group, Inc.*, 863 A.2d 772, 799 n.80 (Del. Ch. 2004) (emphasis added); *Caremark*, 698 A.2d at 971 ("lack of good faith" required). The allegations in the Complaint do not meet this difficult standard.

Plaintiffs cite several articles, books, and speeches on the subject of market timing as "proof" that the trustees "had to know" about market timing in the industry. (*See* One Group Compl. ¶¶ 64, 75, 502(d)-(j).)[15] Yet these materials are far from the type of "clear notice" of wrongdoing required to show

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[14] The legal incentive for Plaintiffs to recast their allegations is clear. Allegations of mere *failure* to act would not show that the Trustees were directly engaged in wrongdoing under Massachusetts law, *Greenspun*, 36 N.Y.2d at 479-80, or were so "committed to the decision in dispute that they cannot reasonably be expected to respond to a demand in good faith" under Maryland law. *Werbowsky*, 766 A.2d at 144.

[15] These allegations are devoid of the kind of detail required by Rule 23.1. Plaintiffs provide no facts regarding the substance of the materials referenced, the sources of the information contained in these materials, the reliability

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that any trustees acted in bad faith. *Guttman*, 823 A.2d at 507; *Rattner v. Bidzos*, 2003 WL 22284323, at *12 (Del. Ch. Oct. 7, 2003); *Spear v. Conway*, 2003 WL 24012118 (N.Y. Sup. Ct. Oct. 17, 2003). Plaintiffs do not claim these materials related to any particular mutual fund or fund complex, much less to any agreements between fund managers and any brokers or traders allowing such activity. In fact, according to Plaintiffs, these materials specifically discussed "the measures that some mutual funds had taken and were taking in order to discourage and prevent such market timing." (Compl. ¶¶ 502(d), (e).)

Plaintiffs also never allege that any of these materials were brought to the Trustees' attention. As the Delaware Chancery Court held under similar circumstances, "How, exactly, a member of the . . . board of directors was supposed to be put on inquiry notice by something he or she never saw or heard of is not explained." *In re Citigroup Inc. S'holders Litig.*, 2003 WL 21384599, at *2 n.7 (Del. Ch. Jun. 5, 2003). Indeed, Plaintiffs affirmatively allege that fund managers *withheld* information from the Trustees regarding "the Advisor's permission, facilitation, or encouragement of and participation in, or failure to detect and prevent, market timing and late trading." (*See, e.g.*, One Group Compl. ¶¶ 609, 626, 641).[16]

Against this backdrop, the Derivative Complaints also allege that the Funds took affirmative steps to monitor and deter market-timing by, among other things, implementing redemption fees, adopting fair valuation policies, and hiring "timing police." (*See, e.g.*, One Group Compl. ¶¶ 5, 92, 265, 270-71, 273-77.) By any fair reading, the Derivative Complaints cannot be said to establish that the Trustees acted in bad faith as evidenced by "a systematic failure" to "exercise oversight." *Caremark*, 698 A.2d at 970-71.

The cases Plaintiffs cite do not suggest otherwise. For example, in *Abbott Labs. Deriv. S'holders. Litig.*, 325 F.3d 795 (7th Cir. 2001), the plaintiffs alleged that board members "knew of the violations of law" by company managers based on "an extensive paper trail" over a six-year period. *Id.* at 799-800,

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of that information, or the funds to which they pertained. *See In re Silicon Graphics Inc. Sec. Litig.*, 183 F.3d 970, 984 (9th Cir. 1999) ("particularity" means pleading facts "in great detail").

[16] For the same reason, Plaintiffs' claim that such arrangements could have been discovered by commissioning certain analyses of trading data is not evidence of bad faith. (*See, e.g.*, One Group Compl. ¶¶ 70-71.) As the Delaware Supreme Court has held, trustees "are entitled to rely on the honesty and integrity of their subordinates until something occurs to put them on suspicion that something is wrong." *Graham v. Allis-Chalmers Mfg. Co.*, 188 A.2d 125, 130 (Del. 1963).

809. The basis for that knowledge included several FDA warning letters sent to the chairman of the board, *id.* at 800, 802, disclosures to members of the board's audit committee, *id.* at 806, and an article in the *Wall Street Journal* "about Abbott's FDA problems." *Id.* at 808.

Plaintiffs also rely on *McCall v. Scott*, 239 F.3d 808 (6th Cir. 2001). However, the plaintiffs' allegations in that case were even more specific than those in *Abbott Labs.* — as the *Abbott Labs.* court itself noted, 325 F.3d at 809. In *McCall*, the directors had been given audit information showing "unmistakable signs that improper practices were being employed throughout the corporation," told of a *qui tam* action that "clearly presented claims of . . . illegal billing practices," and several articles in the *New York Times* detailing an investigation into the company regarding these matters. *Id.* at 820, 822-823.[17] The allegations in the Derivative Complaints do not begin to approach the degree of particularized knowledge that was alleged in these two cases. The same is true with respect to Plaintiffs' other cases.[18]

IV. NO PRIVATE RIGHT OF ACTION EXISTS UNDER SECTION 36(a) OF THE ICA.

For the reasons set forth in the Class Reply, Plaintiffs' reliance on cases of the *ancien regime* confirms that there is no private right of action under Section 36(a) of the ICA.

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[17] These facts also would defeat Plaintiffs' futility claims even if recast as "active misconduct" by the Trustees. Under Delaware law, if a board is independent and disinterested, futility may be established by demonstrating reasonable doubt that an action was protected by the business judgment rule. *Aronson*, 473 A.2d at 814, 818. The presumption of proper business judgment can be invalidated only by a showing of gross negligence, *id.* at 812-13, which requires plaintiffs to allege facts showing "the Board acted with so little information that their decision was 'unintelligent and unadvised,' or outside of 'the bounds of reason and reckless[ ].'" *In re Gen. Motors Class E Stock Buyout Sec. Litig.*, 694 F. Supp. 1119, 1133 (D. Del. 1988). Here, the only information Plaintiffs allege the Trustees did not have when considering the funds' advisory contracts related to any advisers' market timing arrangements. (Compl. ¶ 502 (h), (i).) Yet the Complaint does not allege that the Trustees ever were told of these arrangements, and, in fact, it alleges that the advisers concealed them. (*Id.* ¶¶ 609, 626, 641.) The Complaint also alleges that the Funds had adopted polices to identify and prevent market timing. (*See* One Group Compl. ¶¶ 5, 92, 265, 270-71, 273-77.) Accordingly, the Complaint does not present the "rare case [in which] a transaction [is] so egregious on its face that board approval cannot meet the test of business judgment. . . ." *Aronson*, 473 A.2d at 815.

[18] *See Felker v. Anderson*, 2005 WL 602974, at *3 (W.D. Mo. Feb. 11, 2005) (defendants participated in or approved the wrongs alleged); *In re FirstEnergy S'holder Deriv. Litig.*, 320 F. Supp. 2d 621, 624 (N.D. Ohio 2004) (plaintiffs specifically alleged that trustees had warning signs of improper behavior at company); *In re Cendant Corp. Deriv. Action Litig.*, 189 F.R.D. 117, 129 (D.N.J. 1999) (directors benefited personally from transaction); *In re Oxford Health Plans, Inc.*, 192 F.R.D. 111, 114 (S.D.N.Y. 2000) (defendants conceded actual knowledge); *Miller v. U.S. Foodservice, Inc.*, 2005 WL 670558, at *7 (D. Md. Mar. 23, 2005) (allegations that defendant knew of internal control flaws, which could prevent detection of illegal activity, coupled with failure to correct flaws, and misrepresentations to audit committee, supported claim for breach of duty of care).

V. PLAINTIFFS DO NOT STATE A CLAIM UNDER SECTION 47 OF THE ICA.

As demonstrated in the Opening Memorandum at 35-36, numerous cases hold that rescission under Section 47 (or its Exchange Act counterpart, Section 29) is available only where a contract by its terms violates the ICA or requires such a violation. Plaintiffs do not contest that the Derivative Complaints contain no such allegations, and Plaintiffs' attempt to distinguish these cases is unavailing.

Plaintiffs' observation that *Zerman v. Jacobs*, 510 F. Supp. 132, 135 (S.D.N.Y. 1981) and *GFL Advantage Fund, Ltd. v. Colkitt*, 272 F.3d 189, 200-01 (3d Cir. 2001) held that unlawful *contracts* may be rescinded under Section 29(b), but not unlawful *transactions*, misses the point. (*See* Opp. at 27.) Although Plaintiffs here are seeking to rescind contracts, their allegations of wrongful "performance" amount to the same thing as the allegations of wrongful trading in *Zerman* or *GFL*, which were found not to constitute a violation of Section 47.[19] They also ignore the clear holdings in those cases, requiring allegations that the agreement at issue violates the ICA, or requires a party to violate the ICA. *See Zerman*, 510 F. Supp. at 135; *GFL*, 272 F.3d at 202. And Plaintiffs make no effort to distinguish the same holding in *Drasner v. Thomson McKinnon Sec., Inc.*, 433 F. Supp. 485, 501-502 (S.D.N.Y. 1977) (Section 29(b) "only renders void those contracts which by their terms violate the [Exchange] Act").

Plaintiffs' reliance on *Regional Props., Inc. v. Fin. and Real Estate Consulting Co.*, 678 F.2d 552, 560 (5th Cir. 1982) is misplaced. (*See* Opp. at 27.) As the Third Circuit noted in *GFL*, "the broker in *Regional Props.* could not carry out his obligations under the agreements without violating the Exchange Act, for performance of the agreements entailed selling partnership interests, which the broker lawfully could not do due to his failure to register as a broker-dealer." 272 F.3d at 201. At most, *Regional Props.* stands for the proposition that violations of the ICA that are "inseparable from the performance of the contract" support rescission under Section 29. *See id.* Plaintiffs here allege nothing of the sort.

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[19] Even if mere "performance" that violated the ICA could state a claim under Section 47 — and it cannot — Plaintiffs' failure to state claims under Section 36(b) and 36(a) of the ICA, *see supra*, means that their Section 47 claim should fail as well.

VI. PLAINTIFFS DO NOT STATE A CLAIM FOR CONTROL PERSON LIABILITY.

Plaintiffs concede that Section 48 of the ICA does not provide an independent basis for liability; rather, it imposes only "secondary liability" on those who controlled any person liable under the ICA. (Opp. at 28.) Because Plaintiffs have not stated a valid ICA claim against any person allegedly controlled, *see supra*, they have not stated a valid claim under Section 48, either.

VII. PLAINTIFFS' CLAIMS UNDER THE IAA SHOULD BE DISMISSED.

A. There Is No Private Right of Action for Damages under the IAA.

Plaintiffs admit that in *Transamerica*, the Supreme Court held that the IAA does not confer a private cause of action for damages. 444 U.S. 11 (*See* Opp. at 61.) Nevertheless, they ask this Court to allow them to proceed with their IAA claims on the untenable theory that Congress silently overruled *Transamerica* when it passed the Securities Law Enforcement Remedies Act of 1990 ("SLERA") and amended the IAA's jurisdictional section, Section 214, 15 U.S.C. §80b-14, to include "actions at law." But there is no indication in the legislative history or any other legal authority that supports this position.

Plaintiffs do not cite a single case that ever adopted this view, and they ignore the uniform caselaw since SLERA's adoption that continues to hold that there is no private right of action for damages under the IAA.[20] In fact, SLERA's amendment to Section 214 had nothing to do with expanding private rights of action. As the House Report on SLERA explained, the "principal purpose" of the Act was "to provide the Securities and Exchange Commission (Commission) with new remedial authority that will enable the agency to operate its enforcement program in a more flexible manner." H.R. Rep. No. 101-16 (1990), reprinted in 1990 U.S.C.C.A.N. 1379, 1380. The amendment to Section 214 simply was

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[20] *See, e.g., Frailoi v. Lemcke*, 328 F.Supp.2d 250, 274 (D.R.I. 2004); *Morris v. Wachovia*, 277 F.Supp.2d 622, 643 (E.D. Va. 2003); *Goldstein v. Malcolm G. Fries & Assoc., Inc.*, 72 F. Supp. 2d 620, 624-25 (E.D. Va. 1999); *Shahidi v. Merrill Lynch, Pierce, Fenner & Smith, Inc.*, 2003 WL 21488228, at *2 (M.D. Fla. Apr. 28, 2003).

"necessitated by the addition of new Section 209(e)" — enabling the SEC to obtain civil penalties — to the IAA. H.R. Rep. No. 101-16 (1990), reprinted in 1990 U.S.C.C.A.N. 1379, 1404.[21]

B. Plaintiffs Do Not Adequately Plead a Claim for Rescission under Section 215.

Plaintiffs' attempt to salvage a rescission claim under the IAA rests on the mistaken notion that Section 215 allows Plaintiffs to rescind contracts if "fraudulently made" or if "performance of the contracts perpetrated a fraud on the funds." (Opp. at 62.) But the text of Section 215 is virtually identical to Section 29(b) of the Securities Exchange Act of 1934, and very similar to that of Section 47 of the ICA. Under those provisions, courts have made clear that rescission is available *only* if the contract is unlawful or by its terms requires unlawful conduct. (*See supra* Section V; Opening Mem. at 35-36, 38-39.) Allegations of wrongful conduct in connection with a lawful contract do not state a rescission claim under Section 215. (*See* Opening Mem. at 36.)

The only two cases cited by Plaintiffs — *SEC v. Capital Gains Research Bureau, Inc.*, 375 U.S. 180 (1963) and *Laird v. Integrated Resources, Inc.*, 897 F.2d 826 (5th Cir. 1990) — are inapposite. (*See* Opp. at 62.) *Capital Gains* was not an action for rescission, but rather a suit brought by the SEC under Section 206, concerning disclosure duties under that provision only. And in *Laird*, the adviser did not comply with specific SEC regulations promulgated under the IAA, which required the adviser to provide certain information to its customers in connection with entering into an investment advisory agreement.[22] *See Laird*, 897 F.2d at 828-29 & n.1; *see also* 17 C.F.R. § 275.204-3. No such violation is at issue here.

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[21] Moreover, the Supreme Court has rejected the notion that a private right of action can be inferred from the jurisdictional element of a statute. *See Touche Ross & Co. v. Redington*, 442 U.S. 560, 577 (1979) ("plaintiffs' rights must be found, if at all, in the substantive provisions of the 1934 Act . . . not in the jurisdictional provision."); *see also Krinsk v. Fund Asset Mgmt.*, 654 F. Supp. 1227, 1232 n.3 (S.D.N.Y. 1987) (rejecting notion that jurisdictional section of ICA creates private right of action; citing *Touche Ross*).

[22] Plaintiffs misleadingly state that "*Laird* flatly rejected defendants' argument" (Opp. at 62), when, in fact, *Laird* did not address it. Insofar as it concerned the IAA, *Laird* dealt principally with the question of whether plaintiffs' complaint sought rescission of trades or the advisory agreement. *See* 897 F.2d at 841. Moreover, contrary to Plaintiffs' position here, *see supra* Section VII.A., *Laird* holds that there is no private right of action for damages under the IAA. *See* 897 F.2d at 836, 840.

C. Plaintiffs' IAA Claims Do Not Satisfy Rule 9(b).

Plaintiffs' Opposition confirms that their IAA claims do not comply with Fed. R. Civ. P. 9(b):

- Plaintiffs do not address the uniform caselaw cited in the Opening Memorandum at 40 holding that IAA claims must satisfy Rule 9(b);
- They concede that Rule 9(b) requires pleading "with particularity, 'the time, place, and contents of the false representations, as well as the identity of the person making the misrepresentation and what he obtained thereby'" (Opp. at 63); and
- They almost completely ignore the caselaw cited in the Opening Memorandum at 41 holding that "group pleading" allegations do not satisfy Rule 9(b).[23]

Plaintiffs say they "have pleaded the time, place, and contents of the false representations, who made them, and what was obtained thereby." (Opp. at 64.) But in fact, there are no such specifics in the Derivative Complaints, *and Plaintiffs identify none*. Instead, as demonstrated in the Opening Memorandum at 40-41, their claims rest entirely on legally insufficient "group pleading" allegations.

D. No IAA Claim Can Lie against Defendants Who Are Not Parties to the Investment Advisory Agreements.

Plaintiffs concede that claims under the IAA can lie only against "investment advisers." (*See* Opp. at 64.) This means that Plaintiffs' IAA claims should be dismissed against defendants who are not alleged to have rendered investment advice, *e.g.*, the Fund Trustees, Fund sub-advisors, distributors and former distributors, broker-dealers, transfer agents, and the advisers' former officers, directors or employees. *See Washington v. Baenziger*, 656 F. Supp. 1176, 1177 (N.D. Cal. 1987) (IAA "only applies to 'investment advisors,' that is those who receive consideration for rendering investment advice").

Plaintiffs' attempt to stretch the definition of "investment adviser" to include any affiliated "providers of services to the Funds, who receive fees from the Funds" (Opp. at 64) is without legal basis. All of the cases cited by Plaintiffs involve persons alleged *actually to have provided investment advice*.[24]

---

[23] Plaintiffs' only effort to address these cases is to cite *Dunn v. Borta*, 369 F.3d 421 (4th Cir. 2004) (*see* Opp. at 63, n.61), which is misleading at best. In *Dunn*, the Fourth Circuit declined to decide whether group pleading is available in this Circuit, and cited several cases in which it has been disavowed. *Dunn*, 369 F.3d at 434 & n.2.

[24] *See Abrahamson v. Fleschner*, 568 F.2d 862, 870-71 (2d Cir. 1976) (defendant general partners compensated under contracts for investment advisory services and were in the business of providing investment advisory services
(continued)

In any event, Plaintiffs cannot assert IAA claims against individuals or entities who are not parties to the investment advisory agreement. As discussed *supra* and in the Opening Memorandum at 39-40, the *only* remedy available to civil plaintiffs under the IAA is rescission of the investment advisory agreement. And Plaintiffs plainly cannot bring a viable rescission claim against individuals or entities who are not parties to the contracts they seek to rescind. (*See* Opening Mem. at 41-42.)

E. Plaintiffs Do Not Adequately Plead Scienter.

Plaintiffs do not contest that their claims under Section 206(1) must be supported by particularized allegations of scienter. (*See* Opp. at 65-66.) Instead, they baldly assert that the Derivative Complaints plead scienter with respect to "each of the defendants." (Opp. at 66) But the Derivative Complaints are not so pleaded, and the Opposition identifies no such particulars. As demonstrated in the Opening Memorandum at 42-43, Plaintiffs' "group pleading," and their general allegations of motive common to any investment adviser — e.g., to increase management fees — are not legally sufficient.

VIII. PLAINTIFFS HAVE NO STANDING TO ASSERT DERIVATIVE SECURITIES CLAIMS RELATING TO CERTAIN FUNDS.

Plaintiffs cannot avoid the basic principles of Article III and Fed. R. Civ. P. 23.1. Absent an investment in a fund in which market timing occurred, a plaintiff lacks the personal and individual interest *in the injury to that fund* (and in any relief paid to that fund) necessary to confer standing to sue for that injury.[25] Claims regarding funds in which Plaintiffs hold no shares also are inconsistent with the "contemporaneous ownership" requirement of Fed. R. Civ. P. 23.1, which ensures that "derivative actions

(continued)
to others); *S.E.C. v. Berger*, 244 F. Supp. 2d 180, 192-93 (S.D.N.Y. 2001) (president, secretary and sole shareholder of a company was party to Investment Advisory Agreement pursuant to which company rendered investment advisory services for compensation); *S.E.C. v. Saltzman*, 127 F.Supp. 2d 660, 669-70 (E.D. Pa. 2000) (pursuant to the partnership agreement, general partner of limited partnership was compensated by limited partnership fund for investment advisory services rendered to the fund); *see also U.S. v. Elliott*, 62 F.3d 1304 (11th Cir. 1996) (defendants provided investment advice for compensation, even in the absence of an investment advisor contract; criminal prosecution under IAA where government not limited to rescission under Section 215).

[25] Recovery by a fund in which a particular plaintiff holds no interest would not benefit that plaintiff in any way, since such a recovery might increase the assets (and hence the NAV per share) of *that* fund, but would have no effect whatsoever on the assets or NAV per share of any other fund in which plaintiff *does* hold an interest. Thus, plaintiffs lack any financial stake in the outcome of claims which might be asserted on behalf of funds in which they own no interest. *Kaufman v. Dreyfus Fund, Inc.*, 434 F.2d 727, 735-36 (3d Cir. 1970).

are brought by shareholders who have actually suffered injury and have an interest in the outcome of the case." *In re Bank of New York Deriv. Litig.*, 173 F. Supp. 2d 193, 197 (S.D.N.Y. 2001). Plaintiffs' continued attempt to assert these claims is baseless. *See Lujan v. Defenders of Wildlife*, 504 U.S. 555, 560, 561 n.1 (1992) (the injury to the plaintiff must be "particularized," "mean[ing] that the injury must affect the plaintiff in a personal and individual way").

A. Plaintiffs Have No Standing to Sue on Behalf of Funds in Which They Own No Shares.

Plaintiffs concede that they are attempting to sue derivatively on behalf of mutual funds in which they hold no shares, but ask this Court to permit them to proceed with these suits on the basis that they own shares of Funds issued by the same "investment company," or, in other cases, by an investment company that is in the same "fund family." (*See* Opp. at 67-68.) Neither theory has legal merit.

1. Plaintiffs Have No Standing to Sue on Behalf of All Fund Series Issued by the Same "Registered Investment Company."

Plaintiffs erroneously contend that they should be entitled to pursue claims on behalf of a fund series they do not own if it is issued by the same "registered investment company" as another fund series they do own. (*See* Opp. at 69-76.)

a. For Purposes of Standing under the ICA, Each Fund Series Is Deemed to Be a Separate Investment Company, Even If Not Formally Registered as Such.

Plaintiffs' theory with respect to their ICA claims boils down to the observation that Section 36(b) of the ICA provides that an action "may be brought . . . by a security holder of such registered investment company on behalf of such company," and that Section 36(a) contains similar such language. (*See* Opp. at 69.) But their argument is a *non sequitur*. Even if ICA suits could be brought only on behalf of "registered investment companies, not mutual funds" as Plaintiffs contend (Opp. at 68), it does not follow that a shareholder in one fund series can sue on behalf of a registered investment company for injuries sustained by funds in which the shareholder owns no interest. It means only (at most) that if a shareholder of a fund series seeks to bring suit for injuries suffered in a fund series, such a suit must be brought on behalf of the registered investment company that issued the fund series. To hold otherwise

would be inconsistent with Article III. *Cf. Gollust v. Mendell*, 501 U.S. 115, 116 (1991) (under Section 16(b) of the 1934 Act, plaintiff must have continuing interest in the outcome of the litigation, in order to "avoid the serious constitutional question that would arise under Article III from a plaintiff's loss of all financial interest in the outcome of the litigation . . . ").

Plaintiffs' theory also is contrary to the SEC's interpretation of the ICA. SEC Rule 12d3-1(d)(8) plainly states that individual mutual funds, *i.e.*, "series," should be treated as separate "investment companies" under the ICA:

> Any class or series of an investment company that issues two or more classes or series of preferred or special stock, each of which is preferred over all other classes or series with respect to assets specifically allocated to that class or series, shall be treated *as if* it is a registered investment company.

(Emphasis added). In addition, the SEC adopted Rule 18f-2 to require a majority of the shareholders of *each series* to approve matters affecting *that series*, explaining that:

> The individual series of such a company are, for all practical purposes, separate investment companies. Each series of stock represents a different group of stockholders with an interest in a segregated portfolio of securities.[26]

The SEC's interpretation of the ICA in no-action letters and interpretive positions has been to the same effect:

> Each series of a series investment company typically operates, for investment purposes, as a separate investment company. The Commission, through certain exemptive rules, and the staff in various no-action and interpretive positions, have recognized that a series is the *functional equivalent of a separate investment company* and have concluded that *an individual series should be deemed a separate investment company* in applying the various limitations and restrictions imposed by the 1940 Act.

In re Mutual Series Fund Inc., SEC No Action Letter, 1995 WL 693304, *7 (pub. avail. Nov. 7, 1995) (emphasis added). *See also In re Salomon Brothers Inc.*, SEC No Action Letter, 1995 WL 329631, *9 (pub. avail. May 26, 1995) ("[T]he staff, on a number of occasions, has treated individual portfolios of a

---

[26] *Adoption of Rule 18f-2 Under the Investment Company Act to Insure Fair and Equitable Treatment of Shareholders of Investment Companies of the Series Type*, ICA Release No. 7276, Fed. Sec. L. Rep. (CCH) ¶ 78,933 at 82,017 (Aug. 8, 1972); *see also Mutual Fund Redemption Fees*, ICA Release No. 26782, 2005 WL 991255, at *22 (Mar. 18, 2005) (new SEC Rule 22c-2(c)(2) regarding redemption fees defines "fund" to "include[] a separate series . . . of an investment company" registered under the ICA).

single registered investment company as separate investment companies under other provisions of the 1940 Act that expressly apply to a 'registered investment company'") (citing several other instances). Contrary to Plaintiffs' position here, the mere fact that an individual fund series has not been formally organized as a separate legal entity and registered as an "investment company" is not controlling. "What controls . . . is the total separateness of the beneficial interest in the funds . . ." *Williams v. Bank One Corp.*, 2003 WL 22964376, *1 (N.D. Ill. Dec. 15, 2003).

The cases cited by Plaintiffs are not to the contrary. (*See* Opp. at 69-70.) *Lapidus v. Hecht*, 232 F.3d 679 (9th Cir. 2000) and *Wicks v. Putnam Inv. Mgmt.*, 2005 WL 705360 (D. Mass. Mar. 28, 2005) are simply inapposite:

- *Lapidus* addressed only the question of whether the claim of a shareholder in a fund series that suffered injury was direct or derivative. Although the court concluded that plaintiff's claim was derivative, the court did *not* hold — as Plaintiffs erroneously suggest — that the plaintiff had standing to maintain a derivative action for the benefit of *other* fund series in which he held no shares and which suffered no injury, as Plaintiffs here seek to do.

- *Wicks* simply concerned the application of Fed. R. Civ. P. 41(a)(1) — which bars the reassertion of claims that have been brought and dismissed twice before — to claims plaintiffs brought on behalf of funds in which they held shares, and which were alleged to have been injured. Moreover, each fund at issue was "a separate corporate entity with separate management contracts and share distribution plans . . . ." *Id.* at *3.

The other two cases on which Plaintiffs rely — *Barrett v. Van Kampen Merritt Inc.*, 1993 WL 95382 (N.D. Ill. Mar. 30, 1993) and *Batra v. Investors Research Corp.*, 1992 WL 278688 (W.D. Mo. Oct. 4, 1991) — were not only decided prior to the SEC no-action letters discussed above, but are also much more limited than Plaintiffs suggest:

- In *Barrett*, the court started from the narrow premise that a "complaint may be dismissed only if a plaintiff pleads herself out of court by alleging facts that show she is not entitled to judgment," and reasoned that it was "not beyond ken that the investment company governed by §36(b)" includes not only a particular fund series but the "entire collection of the funds' series" as well. 1993 WL 95382, at *2, *3. Thus, the court, which cited no authority on this point, declined to decide the issue because it believed it was "conceivabl[e]" that plaintiff might be able to obtain relief on behalf of the entire fund. *Id.*

- *Batra* involved a Section 36(b) challenge to a *single* investment advisory agreement providing for a fee on all fund assets, in the aggregate, which had been entered into by a series investment company as an entity. Because — unlike funds here — the advisory agreement applied to *each* fund in the series, the plaintiff stood to "benefit[] from any recovery of excessive fees" from the funds' adviser regardless of which fund series he owned. 1992 WL 278688, at *3.

b. State Law Does Not Give Plaintiffs Standing to Pursue Federal Claims on Behalf of All Fund Series Issued by a "Registered Investment Company."

Insofar as their non-ICA federal claims are concerned, Plaintiffs' reliance on state law is misplaced. (*See* Opp. at 75.) Whether or not investment companies have the capacity to sue and be sued under applicable state law, Fed. R. Civ. P. 23.1 requires that a derivative plaintiff be a shareholder of the corporation on whose behalf he or she sues. Nothing in the state-law cases cited by Plaintiffs negates this requirement, or deems it satisfied, simply because some other entity has the capacity to sue or be sued.

2. Plaintiffs Have No Standing to Sue on Behalf of All Fund Series in a "Fund Family."

Plaintiffs' contention that they have standing to bring suit on behalf of any fund series that is in the same "fund family" as one in which they own shares also is without merit. (Opp. at 76-80.) The putative basis for this claim — that each "fund family" ostensibly can be "viewed" as an "unincorporated association," "a single *de facto* entity," or a "*sui generis* legal entity" (Opp. at 76) — suffers from several legal defects.

First, as Plaintiffs themselves argue (for different purposes), the ICA permits suit only on behalf of "investment companies," not "fund families" or "unincorporated associations." (*See* Opp. at 69.)

Second, the Derivative Complaints themselves do not purport to be brought on behalf of "unincorporated associations," or anything of the sort. Rather, they are brought expressly on behalf of specific trusts or other business entities, named as nominal defendants. (*See, e.g.*, Janus Compl. ¶ 32.) Indeed, Plaintiffs' allegations of "demand futility" (albeit legally defective, as demonstrated *supra*) are directed to the alleged futility of making demand upon the boards of those trusts and other business entities, and *not* the comparable authority of some supposed "unincorporated association."

And third, Plaintiffs' observation that at least one "fund family" name is a registered trademark, and that at least one other has its own telephone listing — allegations made in the Opposition at page 78, but not pleaded — does not provide a legal basis for standing. *See Testa v. Janssen*, 482 F. Supp. 1195, 1200 (W.D. Pa. 1980) (trade name "merely a title used . . . to conveniently identify . . . companies").

B. Plaintiffs Have No Standing to Sue on Behalf of Non-Timed Funds Because They Have Not Alleged Injury in Fact.

Plaintiffs have no standing to bring suit on behalf of Funds in which no alleged market timing occurred (Opp. at 80-81), because they have not alleged that those Funds have suffered any injury. (*See* Opening Mem. at 47-49.) Nothing in Plaintiffs' Opposition changes this fact. Plaintiffs do not dispute that market timing in one fund has *no effect* on the NAV per share of any other fund. Instead, they rely entirely on conclusory assertions that market timing somehow harmed those other Funds due to "lost confidence" (Opp. at 81) or expenses that "*may* be shared among all Funds." (Alliance Compl. ¶ 4 (emphasis added).) These speculative statements plainly fail to satisfy Plaintiffs' Article III burden to plead "personal, particularized, concrete" injury. *Raines v. Byrd*, 521 U.S. 811, 820 (1997).

CONCLUSION

For the foregoing reasons, and those set forth in the Opening Memorandum, the Derivative Complaints should be dismissed in their entirety with prejudice.

Dated: May 20, 2005

Respectfully submitted,

CLIFFORD CHANCE US LLP

By: Mark Holland
Mark A. Kirsch
Mark Holland
Wesley R. Powell
Mary K. Dulka
Anthony M. Candido
Margaret M. Snyder
31 West 52nd Street
New York, New York 10019
Tel: 212.878.8000
Fax: 212.878.8375
mark.holland@cliffordchance.com

Attorneys for Defendants Alliance Capital Management L.P., Alliance Capital Management Holding L.P., Alliance Capital Management Corporation, Marc O. Mayer, Roger Hertog, and Tak-Lung Tsim

Of Counsel:

Paul K. Rowe
Stephen R. DiPrima
Martin J.E. Arms
WACHTELL, LIPTON, ROSEN
& KATZ
51 West 52nd Street
New York, New York 10019
Tel: 212.403.1000
Fax: 212.403.2000
pkrowe@wlrk.com
srdiprima@wlrk.com
mjearms@wlrk.com

-and-

James D. Mathias
David Clarke, Jr.
Strider L. Dickson
DLA PIPER RUDNICK GRAY
CARY US LLP
6225 Smith Avenue
Baltimore, Maryland 21209
Tel: 410.580.3000
Fax: 410.580.3001
james.mathias@dlapiper.com
david.clarke@dlapiper.com
strider.dickson@dlapiper.com

Attorneys for Defendants Bank of America Corporation, Bank of America, N.A., Banc of America Securities, LLC, Banc of America Capital Management, LLC, BACAP Distributors, LLC, Columbia Management Group, Inc., Columbia Fund Services, Inc., Columbia Funds Distributor, Inc., Columbia Wanger Asset Management and Columbia Management Advisors, Inc.

Mark A. Perry
Andrew S. Tulumello
GIBSON, DUNN & CRUTCHER LLP
1050 Connecticut Avenue N.W.
Washington, D.C. 20036
Tel: 202.955.8500
Fax: 202.955.8500
mperry@gibsondunn.com
atulumello@gibsondunn.com

Attorneys for Defendants Janus Capital Group Inc. and Janus Capital Management LLC

Daniel A. Pollack
Edward T. McDermott
Anthony Zaccaria
POLLACK & KAMINSKY
114 West 47th Street, Suite 1900
New York, New York 10036
Tel: 212.475.4700
Fax: 212.575.6560
dapollack@pollacklawfirm.com
etmcdermott@pollacklawfirm.com
azaccaria@pollacklawfirm.com

Attorneys for the Franklin-Templeton Defendants

Daniel J. Kramer
Liza M. Velazquez
PAUL, WEISS, RIFKIND, WHARTON
& GARRISON LLP
1285 Avenue of the Americas
New York, New York 10019-6064
Tel: 212.373.3000
Fax: 212.757.3990
dkramer@paulweiss.com
lvelazquez@paulweiss.com

Attorneys for Defendants JPMorgan Chase & Co., Bank One Corporation, Banc One Investment Advisors Corporation, Bank One High Yield Partners, LLC, One Group Dealer Services, Inc. and One Group Services Company

Richard J. Morvillo
Aimee D. Latimer
F. Ryan Keith
CROWELL & MORING LLP
1001 Pennsylvania Avenue, N.W.
Washington, D.C. 20004-2595
Tel: 202.624.2500
Fax: 202.628.5116
morvillo@crowell.com
alatimer@crowell.com
frkeith@crowell.com

Attorneys for Defendant Thomas A. Hooker, Jr.

Bruce E. Clark
William L. Farris
SULLIVAN & CROMWELL LLP
125 Broad Street
New York, New York 10004-2498
Tel: 212.558.4000
Fax: 212.558.3588
clarkb@sullcrom.com
farrisw@sullcrom.com

Attorneys for Defendants Strong Capital Management, Inc., Strong Financial Corporation, Strong Investments, Inc., Strong Investor Services, Inc., Ronald C. Ognar, Dana Russart, Thomas H. Ripley, and John Hanshaft

Jeffrey B. Rudman
William H. Paine
Michael G. Bongiorno
Jonathan A. Shapiro
Joanne Monteavaro
WILMER CUTLER PICKERING HALE
& DORR LLP
60 State Street
Boston, MA 02109
Tel: 617.526.6000
Fax: 617.526.5000
jeffrey.rudman@wilmerhale.com
william.paine@wilmerhale.com
michael.bongiorno@wilmerhale.com
jonathan.shapiro@wilmerhale.com
joanne.monteavaro@wilmerhale.com

Attorneys for Defendants Sun Life Financial, Inc., Massachusetts Financial Services Company, MFS Fund Distributors, Inc., and MFS Service Center

Maeve O'Connor
DEBEVOISE & PLIMPTON LLP
919 Third Avenue
New York, NY 10022
Tel: 212.909.6000
Fax: 212.909.6836
moconnor@devevoise.com

Attorneys for Defendants Amvescap PLC; INVESCO Funds Group, Inc.; INVESCO Distributors, Inc.; INVESCO Institutional (N.A.), Inc.; INVESCO Assets Management Ltd.; INVESCO Global Assets Management (N.A.); AIM Management Group, Inc.; AIM Advisers, Inc.; AIM Investment Services, Inc.; AIM Distributors, Inc.; Fund Management Company

Phil C. Neal
Mark A. Rabinowitz
NEAL, GERBER & EISENBERG LLP
Two North LaSalle Street
Suite 2200
Chicago, Illinois 60602
Tel: 312.269.8083
Fax: 312.269.1747
pneal@ngelaw.com
mrabinowitz@ngelaw.com

Attorneys for Defendants Charles P. McQuaid, Ralph Wanger and Columbia Wanger Asset Management

Richard Schoenstein
Theodore A. Kittila
PAUL, HASTINGS, JANOFSKY
& WALKER LLP
75 East 55th Street
New York, New York 10022
Tel: 212.318.6000
Fax: 212.230.5131
richardschoenstein@paulhastings.com
theodorekittila@paulhastings.com

Attorneys for Defendants Excelsior Funds Trust, Excelsior Funds, Inc., and Excelsior Tax-Exempt Funds, Inc.

John F. Pritchard
Eric T. Streck
PILLSBURY WINTHROP SHAW
PITTMAN LLP
1540 Broadway
New York, NY 10036
Tel: 212.858.1000
Fax: 212.858.1500
jpritchard@pillsburylaw.com
estreck@pillsburylaw.com

Attorneys for Defendants U.S. Trust Corporation, United States Trust Company of New York, U.S. Trust Company, N.A. and James L. Bailey

Christopher P. Hall
John M. Vassos
Todd D. Brody
MORGAN LEWIS & BOCKIUS LLP
101 Park Avenue
New York, New York 10178
Tel: 212.309.6000
Fax: 212.309.6001
chall@morganlewis.com
jvassos@morganlewis.com
tbrody@morganlewis.com

Attorneys for Defendants Deutsche Asset Management, Inc., Deutsche Asset Management Investment Services Ltd., Deutsche Bank AG, Deutsche Investment Management Americas, Inc., Investment Company Capital Corp., Scudder Distributors, Inc., Scudder Investments

Paul J. Fishman
Andrew W. Goldwater
FRIEDMAN KAPLAN SEILER
& ADELMAN LLP
1633 Broadway
New York, New York 10019
Tel: 212.833.1100
Fax: 212.833.1250
pfishman@fklaw.com
agoldwater@fklaw.com

Attorneys for Defendant Mark A. Beeson

Thomas L. Taylor III
Asa S. Hami
MORGAN, LEWIS & BOCKIUS LLP
300 S. Grand Avenue
22nd Floor
Los Angeles, CA 90071-3132
Tel: 213.612.2500
Fax: 213.612.2501
tltaylor@morganlewis.com
ahami@morganlewis.com

Attorneys for Defendant William N. Post II

Darryl P. Rains
Bryan J. Wilson
MORRISON & FOERSTER LLP
755 Page Mill Road
Palo Alto, CA 94304-1018
Tel: 650.813.5600
Fax: 650.494.0792
drains@mofo.com
bwilson@mofo.com

Attorneys for Defendants The Charles Schwab Corporation

Stewart D. Aaron
ARNOLD & PORTER LLP
399 Park Avenue
New York, New York 10022
Tel: 212.715.1000
Fax: 212.715.1399
stewart_aaron@aporter.com

Attorneys for Defendants Fred Alger Management, Inc., Alger Associates, Inc., Fred Alger and Company, Incorporated, Alger Shareholder Services, Inc., Fred M. Alger, III, Daniel C. Chung, B. Joseph White and Gregory S. Duch

Michael W. McTigue, Jr.
DRINKER BIDDLE & REATH LLP
One Logan Square
18th and Cherry Streets
Philadelphia, PA 19103
Tel: 215.988.2700
michael.mctigue@dbr.com

Attorneys for Defendants Rodman L. Drake, Morrill Melton Hall, Roger M. Lynch, Jonathan Piel, and Frederick S. Wonham

Peter M. Collins
HOLLYER BRADY BARRETT
& HINES LLP
551 Fifth Avenue
New York, New York 10176
Tel: 212.818.1110
Fax: 212.818.0494
pcollins@hollyerbrady.com

Attorneys for Defendants The Alger Fund, The Alger Institutional Fund, The Alger American Fund, The Spectra Fund, The China U.S. Growth Fund, Castle Convertible Fund, Inc., John T. Sargent, Stephen E. O'Neil, Nathan E. Saint-Amand, Charles F. Baird, Roger P. Cheever and Lester L. Colbert

Daniel A. Pollack
Edward T. McDermott
Anthony Zaccaria
POLLACK & KAMINSKY
114 West 47th Street, Suite 1900
New York, New York 10036
Tel: 212.475.4700
Fax: 212.575.6560
dapollack@pollacklawfirm.com
etmcdermott@pollacklawfirm.com
azaccaria@pollacklawfirm.com

Attorneys for Defendant Lawrence J. Lasser

UNITED STATES DISTRICT COURT
DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	MDL DOCKET 1586
This Document Relates To: ALL TRACKS	Case Nos. 04-md-15861 04-md-15862 04-md-15863 04-md-15864

CORRECTED OMNIBUS REPLY MEMORANDUM OF LAW IN FURTHER SUPPORT OF THE FUND DEFENDANTS' MOTION TO DISMISS THE CONSOLIDATED AMENDED CLASS ACTION COMPLAINTS

TABLE OF CONTENTS

Page

I. PLAINTIFFS LACK STANDING UNDER ARTICLE III TO RAISE CLAIMS REGARDING MUTUAL FUNDS THEY HAVE NEVER OWNED 1

A. Article III Standing Is A Constitutional Prerequisite To Federal Jurisdiction Separate From Issues Of Class Certification 1

B. Plaintiffs' Policy Arguments Cannot Expand Federal Court Jurisdiction 4

II. PLAINTIFFS' FEDERAL CLAIMS ARE DEFECTIVE 5

A. Plaintiffs' Securities Act Claims Should Be Dismissed 5

1. Plaintiffs Have Not Pleaded Harm Under The Securities Act 5

2. Plaintiffs Have Not Identified The Allegedly Misleading Prospectuses 6

3. Plaintiffs Have Not Pleaded Materiality 6

4. The Director/Trustee Defendants And The Registrant/Issuer Defendants Cannot Be Liable 7

5. The September 2004 Amended Complaints Do Not Relate Back To The Initial Complaints 7

B. Plaintiffs' Claims Under Section 10(b) Of The Exchange Act Should Be Dismissed 8

1. Plaintiffs Cannot Bring Section 10(b) Claims On Behalf Of Holders 8

2. Plaintiffs Have Failed Adequately To Allege Reliance 10

3. Plaintiffs Have Failed To Plead Misrepresentations And/Or Omissions Against Fund Complexes That Made No Statements About Market Timing 11

4. Plaintiffs Cannot Sue Defendants For Statements That They Are Not Alleged To Have Made 12

5. Plaintiffs Do Not Adequately Allege Scheme Liability Under Rule 10b-5(a) & (c) 12

6. Plaintiffs Have Not Pleaded Loss Causation With Respect To Their Rule 10b-5(b) Claims 13

C. No Private Right Of Action Exists Under Sections 36(a) Or 34(b) Of The Investment Company Act 14

TABLE OF CONTENTS
(continued)

Page

1. Plaintiffs Ignore Or Distort Relevant Recent Legal Precedent 14
2. There is No Contemporaneous Legislative History Supporting An Implied Private Right Of Action Under Sections 34 And 36(a) 16

D. Plaintiffs Fail To State A Legally Cognizable Claim Under Section 36(b) 18

E. The Complaints Fail To State A Claim For Control Person Liability 19

III. PLAINTIFFS' STATE LAW CLAIMS SHOULD BE DISMISSED 20

A. SLUSA Preempts The State Law Claims 20

1. Plaintiffs' Express Allegations Of Misrepresentations And Omissions Satisfy SLUSA's Misrepresentation Or Omission Element 21
2. Plaintiffs' Inclusion Of Holders In Their Class Of Purchasers Does Not Defeat SLUSA Preemption 23

IV. CONCLUSION 24

TABLE OF AUTHORITIES

Page

Federal Cases

Affiliated Ute Citizens of Utah v. United States,
406 U.S. 128 (1972) 10

Aldridge v. A.T. Cross Corp.,
284 F.3d 72 (1st Cir. 2002) 20

Alexander v. Sandoval,
532 U.S. 275 (2001) 14, 15, 16, 17, 18

Angel Music, Inc. v. ABC Sports, Inc.,
112 F.R.D. 70 (S.D.N.Y. 1986) 3

Basic v. Levinson,
485 U.S. 224 (1988) 11

Behlen v. Merrill Lynch,
311 F.3d 1087 (11th Cir. 2002) 22

Benn v. Seventh-Day Adventist Church,
304 F. Supp. 2d 716 (D. Md. 2004) 7, 8

Blue Chip Stamps v. Manor Drug Stores,
421 U.S. 723 (1975) 8, 9, 24

Blum v. Yaretsky,
457 U.S. 991 (1982) 1, 2, 3, 4

Bradfisch v. Templeton Funds, Inc.,
319 F. Supp. 2d 897 (S.D. Ill. 2004) 23

Central Bank of Denver, N.A. v. First Interstate Bank of Denver, N.A.,
511 U.S. 164 (1994) 12, 16, 18

Central Wesleyan Coll. v. W.R. Grace & Co.,
6 F.3d 177 (4th Cir. 1993) 1, 3

Chamberlain v. Aberdeen Asset Mgmt. Ltd.,
2005 WL 195520 (E.D.N.Y. Jan. 21, 2005) 16

Chiarella v. United States,
445 U.S. 222 (1980) 11

TABLE OF AUTHORITIES
(continued)

Page

Clark v. Nevis Capital Mgmt., LLC,
2005 WL 488641 (S.D.N.Y. Mar. 2, 2005) 11

Cohen v. Fund Asset Mgmt., Inc.,
1980 U.S. Dist. LEXIS 16970 (S.D.N.Y. Mar. 31, 1980) 19

Cooper v. University of Tex. at Dallas,
482 F. Supp. 187 (N.D. Tex. 1979) 3

Cox v. Collins,
7 F.3d 394 (4th Cir. 1993) 10

Dabit v. Merrill Lynch, Pierce, Fenner & Smith, Inc.,
395 F.3d 25 (2d Cir. 2005) 8, 21, 22, 24

Dacey v. Morgan Stanley Dean Witter & Co.,
263 F. Supp. 2d 706 (S.D.N.Y. 2003) 24

DH2, Inc. v. Athanassiades,
359 F. Supp. 2d 708 (N.D. Ill. 2005) 14, 18

Dura Pharm., Inc. v. Broudo,
125 S. Ct. 1627 (2005) 9, 13, 14

Eaton Vance Corp. Sec. Litig.,
219 F.R.D. 38 (D. Mass. 2003) 2

Eaton Vance Corp. Sec. Litig.,
220 F.R.D. 162 (D. Mass. 2004) 2, 3, 5

Fallick v. Nationwide Mut. Ins. Co.,
162 F.3d 410 (6th Cir. 1998) 3

Feitelberg v. Merrill Lynch & Co., Inc.,
234 F. Supp. 2d 1043 (N.D. Cal. 2002), aff'd, 353 F.3d 765 (9th Cir. 2003) 22

Fogel v. Chestnutt,
533 F.2d 731 (2d Cir. 1975) 18

Goodman v. Lukens Steel Co.,
777 F.2d 113 (3d Cir. 1985) 3

Green v. Ameritrade, Inc.,
279 F.3d 590 (8th Cir. 2002) 21

TABLE OF AUTHORITIES
(continued)

Page

Green v. Fund Asset Mgmt., L.P.,
19 F. Supp. 2d 227 (D.N.J. 1998) 18

Green v. Fund Asset Mgmt., L.P.,
147 F. Supp. 2d 318 (D.N.J. 2001), aff'd, 286 F.3d 682 (3d Cir. 2002) 19

Green v. Nuveen Advisory Corp.,
186 F.R.D. 486 (N.D. Ill. 1999) 18

Gutierrez v. Deloitte & Touche, L.L.P.,
147 F. Supp. 2d 584 (W.D. Tex. 2001) 23

Haas v. Pittsburgh Nat'l Bank,
526 F.2d 1083 (3d Cir. 1975) 5

Halligan v. Standard & Poor's/Intercapital, Inc.,
434 F. Supp. 1082 (E.D.N.Y. 1977) 18, 19

Hardy v. Merrill Lynch, Pierce, Fenner & Smith, Inc.,
189 F. Supp. 2d 14 (S.D.N.Y. 2001) 24

Head v. Head,
759 F.2d 1172 (4th Cir. 1985) 9

Henry v. Circus Circus Casinos, Inc.,
223 F.R.D. 541 (D. Nev. 2004) 3

Hines v. ESC Strategic Funds, Inc.,
1999 WL 1705503 (M.D. Tenn. Sept. 17, 1999) 23

Holmes v. Sec. Inv. Protection Corp.,
503 U.S. 258 (1992) 9

In re Alger, Columbia, Janus, MFS, One Group, and Putnam Mutual Fund Litig.,
320 F. Supp. 2d 352 (D. Md. 2004) 23, 24

In re Cable & Wireless, PLC, Sec. Litig.,
321 F. Supp. 2d 749 (E.D. Va. 2004) 12

In re Dreyfus Aggressive Growth Mut. Fund Litig.,
2000 WL 1357509 (S.D.N.Y. Sept. 20, 2000) 5

In re Initial Pub. Offering Sec. Litig.,
214 F.R.D. 117 (S.D.N.Y. 2002) 4

TABLE OF AUTHORITIES
(continued)

Page

In re Medimmune, Inc. Sec. Litig.,
873 F. Supp. 953 (D. Md. 1995) 19, 20

In re Merrill Lynch & Co., Inc. Research Reports Sec. Litig.,
272 F. Supp. 2d 243 (S.D.N.Y. 2003) 13

In re Nuveen Fund Litig.,
1996 WL 3280006 (N.D. Ill. Jun. 11, 1996) 17

In re Paracelsus Corp. Sec. Litig.,
6 F. Supp. 2d 626 (S.D. Tex. 1998) 6

In re Prudential Sec. Inc. Ltd. P'ships Litig.,
163 F.R.D. 200 (S.D.N.Y. 1995) 5

In re Royal Ahold N.V. Sec. & ERISA Litig.,
351 F. Supp. 2d 334 (D. Md. 2004) 6, 7, 12, 19

Int'l Data Bank v. Zepkin,
812 F.2d 149 (4th Cir. 1987) 9

Iodice v. United States,
289 F.3d 270 (4th Cir. 2002) 19

Jackson v. Birmingham Bd. of Educ.,
125 S. Ct. 1497 (2005) 15

Jerozal v. Cash Reserve Mgmt., Inc.,
1982 U.S. Dist. LEXIS 16566 (S.D.N.Y. Aug. 10, 1982) 19

Jhamb v. Cal. Physicians Serv.,
1996 WL 61281 (N.D. Cal. Feb. 6, 1996) 3

Joseph v. Wiles,
223 F.3d 1155 (10th Cir. 2000) 10

Keller v. Prince George's County,
923 F.2d 30 (4th Cir. 1991) 8

Kircher v. Putnam Funds Trust,
403 F.3d 478 (7th Cir. 2005) 9, 23, 24

La Mar v. H & B Novelty & Loan Co.,
489 F.2d 461 (9th Cir. 1973) 4

TABLE OF AUTHORITIES
(continued)

Page

Lentell v. Merrill Lynch & Co.,
396 F.3d 161 (2d Cir. 2005) 13

Lewis v. Casey,
518 U.S. 343 (1996) 1, 2, 3, 4

Lieberman v. Cambridge Partners, L.L.C.,
2004 WL 1396750 (E.D. Pa. Jun. 21, 2004) 10

Maywalt v. Parker & Parsley Petroleum Co.,
147 F.R.D. 51 (S.D.N.Y. 1993) 5

Metz v. United Counties Bancorp.,
61 F. Supp. 2d 364 (D.N.J. 1999) 5, 6

Meyer v. Putnam Int'l Voyager Fund,
220 F.R.D. 127 (D. Mass. 2004) 23

Miller v. Pac. Shore Funding,
224 F. Supp. 2d 977 (D. Md. 2002) 1, 3

MobileMedia Sec. Litig.,
28 F. Supp. 2d 901 (D.N.J. 1998) 3

Moore v. Comfed Sav. Bank,
908 F.2d 834 (11th Cir. 1990) 5

Nekritz v. Canary Capital Partners, LLC,
2004 WL 1462035 (D.N.J. Jan. 12, 2004) 22

Nenni v. Dean Witter Reynolds, Inc.,
1999 U.S. Dist. LEXIS 23351 (D. Mass. Sept. 29, 1999) 2, 3

Norman v. Salomon Smith Barney Inc.,
350 F. Supp. 2d 382 (S.D.N.Y. 2004) 22

Olmsted v. Pruco Life Ins. Co.,
283 F.3d 429 (2d Cir. 2002) 14, 15, 16, 17

Ortiz v. Fibreboard Corp.,
527 U.S. 815 (1999) 1

Patenaude v. Equitable Life Assurance Soc'y of the United States,
290 F.3d 1020 (9th Cir. 2002) 22

TABLE OF AUTHORITIES
(continued)

Page

Payton v. County of Kane,
308 F.3d 673 (7th Cir. 2002) 3

Potter v. Janus Inv. Fund,
2004 WL 1173201 (S.D. Ill. Feb. 12, 2004) 23

PPM Am., Inc. v. Marriott Corp.,
853 F. Supp. 860 (D. Md. 1994) 5

Prof'l Mgmt. Assocs. v. KPMG LLP,
335 F.3d 800 (8th Cir. 2003) 22, 23

Raines v. Byrd,
521 U.S. 811 (1997) 4

Rowinski v. Salomon Smith Barney Inc.,
398 F.3d 294 (3d Cir. 2005) 21, 22, 23, 24

SEC v. PIMCO Advisors Fund Mgmt. LLC,
341 F. Supp. 2d 454 (S.D.N.Y. 2004) 12

Shaw v. Charles Schwab & Co., Inc.,
128 F. Supp. 2d 1270 (C.D. Cal. 2001) 23

Shaw v. Digital Equip. Corp.,
82 F.3d 1194 (1st Cir. 1996) 7, 11

Simon v. Eastern Ky. Welfare Rights Org.,
426 U.S. 26 (1976) 3

Sosna v. Iowa,
419 U.S. 393 (1975) 3

Steel Co. v. Citizens for a Better Env't,
523 U.S. 83 (1998) 4

Strougo v. Bassini,
282 F.3d 162 (2d Cir. 2002) 14

Tannenbaum v. Zeller,
552 F.2d 402 (2d Cir. 1977) 18

Tarlov v. Paine Webber Cashfund,
559 F. Supp. 429 (D. Conn. 1983) 19

TABLE OF AUTHORITIES
(continued)

Page

Transamerica Mortgage Advisors, Inc. v. Lewis,
444 U.S. 11 (1979) 16

United States v. O'Hagan,
521 U.S. 642 (1997) 9

Valley Forge Christian Coll. v. Americans United for Separation of Church and State, Inc.,
454 U.S. 464 (1982) 4

Xpedior Creditor Trust v. Credit Suisse First Boston (USA) Inc.,
341 F. Supp. 2d 258 (S.D.N.Y. 2004) 22

Federal Statutes

15 U.S.C. § 77k 5

15 U.S.C. § 77*l* 5

15 U.S.C. § 77p 21

15 U.S.C. § 78j 11

15 U.S.C. § 78bb 21

15 U.S.C. § 80a-34 11

28 U.S.C. § 1658 9

28 U.S.C. § 2072 2

The Fund Defendants submit this omnibus reply memorandum in response to Class Plaintiffs' Memorandum of Law in Response to Defendants' Omnibus Briefs in Support of their Motions to Dismiss ("Opp.").

I. PLAINTIFFS LACK STANDING UNDER ARTICLE III TO RAISE CLAIMS REGARDING MUTUAL FUNDS THEY HAVE NEVER OWNED

A. Article III Standing Is A Constitutional Prerequisite To Federal Jurisdiction Separate From Issues Of Class Certification

Plaintiffs must show that they have Article III standing for each claim. Fund Mem. at 8 (citing Lewis v. Casey, 518 U.S. 343, 358 n.6 (1996) (Article III requires injury in fact, causation and redressability for each claim)); Blum v. Yaretsky, 457 U.S. 991, 999 (1982) (same).[1] They have no standing as to funds they did not own because they were not injured by alleged decreases in the value of such funds and would not benefit from any recovery paid to them. Fund Mem. at 8-11.

Plaintiffs do not argue that they themselves suffered injury or could obtain relief on claims as to funds they never owned. Id. Instead, they argue that they need not show constitutional standing to bring claims with respect to them because their ability to bring such claims "depends solely" on whether they satisfy the requirements of Rule 23. Opp. at 78. They ignore that Article III standing is a "fundamental component of a court's subject-matter jurisdiction," Miller v. Pac. Shore Funding, 224 F. Supp. 2d 977, 994 (D. Md. 2002), and that Rule 23 does not and cannot grant jurisdiction withheld by Article III. See Lewis, 518 U.S. at 358 n.6 (constitutional standing under Article III is "separate from certification of the class"); Ortiz v. Fibreboard Corp., 527 U.S. 815, 831 (1999) (distinguishing class certification under Rule 23 from constitutional standing under Article III); Central Wesleyan Coll. v. W.R. Grace &

[1] The Fund Defendants' Corrected Omnibus Memorandum in support of their Motion to Dismiss the Consolidated Amended Class Action Complaints is referred to as "Fund Mem."

Co., 6 F.3d 177, 188 (4th Cir. 1993) (class actions are not "somehow liberated from Article III jurisdictional requirements"); 28 U.S.C. § 2072(b) (Rules shall not enlarge any substantive right); Fed. R. Civ. P. 82 (Rules shall not extend the jurisdiction of the district courts).

The Supreme Court has foreclosed plaintiffs' argument that, as long as they have constitutional standing to assert *some* claims, they may add others subject only to the requirements of Rule 23. In Lewis, the Court held that plaintiffs lacked Article III standing to seek relief from actions that did not actually injure a named plaintiff, even though the Court did not conclude that the class was improper under Rule 23. 518 U.S. at 358 & n.6. In Blum, a class of nursing residents "lacked standing to challenge transfers to higher levels of care, even though they had standing to challenge discharges and transfers to lower levels; but [the Court] did not disturb the class definition." Id. (discussing Blum, 457 U.S. at 997 n.11, 999-1002).

Lower courts have applied these principles in mutual fund cases by dismissing claims regarding mutual funds that named plaintiffs never owned. See, e.g., Eaton Vance Corp. Sec. Litig., 219 F.R.D. 38, 41 (D. Mass. 2003) (dismissing claims as to funds plaintiffs never owned, even though they had standing to sue as to two other funds in the same fund family); Nenni v. Dean Witter Reynolds, Inc., 1999 U.S. Dist. LEXIS 23351, at *5-*6 (D. Mass. Sept. 29, 1999) (same).[2]

Plaintiffs rely primarily on cases that do not mention Article III at all, but rather discuss *statutory* standing under Rule 23 or other provisions. See Opp. at 86. Statutory standing, though

[2] Eaton Vance was not simply a "class certification decision." Opp. at 81 n.97. The court was clear that it "considered (and rejected) the plaintiffs' Article III standing as to two of the mutual funds *prior to analyzing class certification*." Eaton Vance, 220 F.R.D. 162, 169 (D. Mass. 2004) (emphasis added).

required, does not satisfy the independent requirement of constitutional standing.[3] Plaintiffs' few cases that address Article III cannot be reconciled with the Supreme Court's case law.[4]

Contrary to plaintiffs' assertion (Opp. at 78-81), challenges to Article III standing may be raised in a motion to dismiss and are therefore not premature. See, e.g., Miller, 224 F. Supp. 2d at 994 ("[D]efendants may aptly challenge [standing's] existence by a motion to dismiss.").[5] Nor should this issue be deferred pending discovery in this case, since plaintiffs already know which funds they owned. Cf. Central Wesleyan, 6 F.3d at 188 ("[S]tanding is a threshold, jurisdictional issue, and courts should attempt to resolve such issues as soon as possible.").

Given that the named plaintiffs lack Article III standing to bring claims *on their own behalf* regarding mutual funds they never owned, they cannot manufacture standing to raise such claims by purporting to proceed as a class. See Simon v. Eastern Ky. Welfare Rights Org., 426 U.S. 26, 40 n.20 (1976) (class certification "adds nothing to the question of standing"). This Court should accordingly dismiss for lack of subject matter jurisdiction all claims relating to mutual funds that plaintiffs never owned.

---

[3] Sosna v. Iowa, 419 U.S. 393 (1975), involved mootness, not standing, and held only that, in the event that a class representative's individual claim is mooted following class certification, the class claim may continue if class members' claims are not moot. See id. at 402. Sosna did not alter the requirement that a named plaintiff must have a personal "case or controversy at the time the complaint is filed." Id.

[4] Fallick v. Nationwide Mut. Ins. Co., 162 F.3d 410 (6th Cir. 1998), which the Eaton Vance court found "not persuasive," 220 F.R.D. at 168, offered very little discussion of Article III standing principles and did not even cite, much less analyze, the Supreme Court's governing precedents in Lewis and Blum Only two of the decisions cited in Fallick, 162 F.3d at 422, actually mentioned Article III standing in the class action context. As noted in Eaton Vance, one of those cases – Goodman v. Lukens Steel Co., 777 F.2d 113 (3d Cir. 1985), which plaintiffs also cite (Opp. at 79) – "cited no authority for its conclusory statement" that a standing inquiry in a class action did not implicate Article III. 220 F.R.D. at 168. The second decision purported to relax Article III standing requirements to "'carry out Congress' lofty goal' of eradicating employment discrimination." Id. (quoting Cooper v. Univ. of Tex. at Dallas, 482 F. Supp. 187, 191 (N.D. Tex. 1979)). Whatever the merit of such reasoning in a civil rights case, it was inapplicable in Fallick and is inapplicable here. Payton v. County of Kane, 308 F.3d 673 (7th Cir. 2002), relied on Fallick's spurious analysis and likewise failed to take account of controlling Supreme Court precedent. See Eaton Vance, 220 F.R.D. at 167. Finally, MobileMedia Sec. Litig., 28 F. Supp. 2d 901 (D.N.J. 1998), discussed standing only in one footnote and with very little reasoning. See id. at 911 n.7.

[5] See also Henry v. Circus Circus Casinos, Inc., 223 F.R.D. 541, 544 (D. Nev. 2004) (granting motion to dismiss for lack of subject matter jurisdiction); Nenni, 1999 U.S. Dist. LEXIS 23351, at *16-*17 (dismissing complaint for, *inter alia*, lack of standing); Jhamb v. Cal. Physicians Serv., 1996 WL 61281, at *3 (N.D. Cal. Feb. 6, 1996) (consideration of jurisdictional requirements, including standing, "must precede the consideration of class claims"); Angel Music, Inc. v. ABC Sports, Inc., 112 F.R.D. 70, 73-74, 77 (S.D.N.Y. 1986) (granting motion to dismiss purported class action for lack of Article III standing).

B. Plaintiffs' Policy Arguments Cannot Expand Federal Court Jurisdiction

Plaintiffs' suggestion that "[p]ractical [c]onsiderations" warrant disregard of Article III standing principles (Opp. at 81) is also foreclosed by the Supreme Court's Article III case law. See, e.g., Raines v. Byrd, 521 U.S. 811, 820 (1997) (standing inquiry should not be set aside "for the sake of convenience and efficiency"); Valley Forge Christian Coll. v. Americans United for Separation of Church and State, Inc., 454 U.S. 464, 476 (1982) (Article III is "not merely a troublesome hurdle to be overcome if possible so as to reach the merits of a lawsuit").

Unlike Rule 23, which is a procedural tool to assist federal courts in the management of claims within their jurisdiction, Article III determines whether claims are properly in federal court at all. Its requirements are "inflexible and without exception." Steel Co. v. Citizens for a Better Env't, 523 U.S. 83, 95 (1998). Just as the Supreme Court did not consider whether it would "make[] practical sense" (Opp. at 81) for the federal judiciary to decide claims that the named plaintiffs in Lewis and Blum lacked standing to bring, see Lewis, 518 U.S. at 346, 358 & n.6; Blum, 457 U.S. at 997 n.11, this Court should resist plaintiffs' invitation to ignore constitutional requirements because plaintiffs believe them to be "impractical." Opp. at 82.

Nor may plaintiffs establish standing through so-called "juridical link" analysis, which (as plaintiffs admit) has to do with "class certification" and not Article III standing.[6] Opp. at 87. "Juridical link" analysis turns on litigation management considerations that (like Rule 23 itself) cannot expand federal jurisdiction. The case that first conceived of the "juridical link" analysis stated clearly that it did not address Article III. La Mar v. H & B Novelty & Loan Co., 489 F.2d

[6] Plaintiffs' references to the appointment of "lead plaintiffs" under the PSLRA (Opp. at 81 n.99, 87) are also misplaced. See, e.g., In re Initial Pub. Offering Sec. Litig., 214 F.R.D. 117, 123 (S.D.N.Y. 2002) ("The purpose of the lead plaintiff section of the PSLRA was never to do away with the notion of class representatives or named plaintiffs in securities class actions. Rather, the purpose was to ensure that securities litigation was investor-driven, as opposed to lawyer-driven.").

461, 464 (9th Cir. 1973).[7] Accordingly, the court in Eaton Vance held the "juridical link" analysis to be "not relevant to the issue of standing" and "confined" it to Rule 23. 220 F.R.D. at 171 (internal quotation marks omitted).[8] Finally, contrary to plaintiffs' suggestion (Opp. at 88), Eaton Vance made clear that "strict standing requirements" are particularly relevant to securities cases and should be scrupulously enforced. Id.[9]

II. PLAINTIFFS' FEDERAL CLAIMS ARE DEFECTIVE

A. Plaintiffs' Securities Act Claims Should Be Dismissed

1. Plaintiffs Have Not Pleaded Harm Under The Securities Act

Plaintiffs argue that they can allege damages "in the form of diminution in value caused by the defendants' material omissions and [misstatements]." Opp. at 46. This conclusion misses the point, and plaintiffs fail to support it with well-pleaded facts. Compare Fund Mem. at 11-12 with Opp. at 46. To allege Securities Act damages, plaintiffs must plead that they had incurred a loss at the time that they filed these actions. See 15 U.S.C. §§ 77k(e), 77*l*(a)(2); Metz v. United Counties Bancorp., 61 F. Supp. 2d 364, 377-78 (D.N.J. 1999) (dismissing complaint "devoid of any allegations" that plaintiff's stock was worth less at time of filing or was sold at loss before suit was filed); PPM Am., Inc. v. Marriott Corp., 853 F. Supp. 860, 876 (D. Md. 1994) (no damages when securities sold for net profit). Plaintiffs misread Metz in relying on the assertion,

---

[7] The "juridical link" cases that plaintiffs cite all addressed Rule 23, not standing under Article III. See, e.g., Haas v. Pittsburgh Nat'l Bank, 526 F.2d 1083, 1088-89 (3d Cir. 1975); In re Dreyfus Aggressive Growth Mut. Fund Litig., 2000 WL 1357509, at *2-*3 (S.D.N.Y. Sept. 20, 2000); In re Prudential Sec. Inc. Ltd. P'ships Litig., 163 F.R.D. 200, 208 (S.D.N.Y. 1995); Maywalt v. Parker & Parsley Petroleum Co., 147 F.R.D. 51, 56-57 (S.D.N.Y. 1993); cf. Moore v. Comfed Sav. Bank, 908 F.2d 834, 837-39 (11th Cir. 1990) (considering "juridical links" doctrine under permissive joinder rule of Fed. R. Civ. P. 20).

[8] Plaintiffs' argument that the court in Eaton Vance considered the juridical link doctrine in the context of an Article III determination, see Opp. at 88, is plainly mistaken. See 220 F.R.D. at 171.

[9] Plaintiffs suggest that if they are forced to comply with constitutional standing requirements, they will seek to bring "scores of additional named plaintiffs" into the litigation, thereby introducing "substantial litigation inefficiencies" into these cases. Opp. at 81. Doing so, of course, should not be allowed. Indeed, plaintiffs could have avoided this issue entirely if, instead of indiscriminately suing entire mutual fund complexes, they had conducted a proper pre-suit investigation (as required by the PSLRA), focused their claims on the funds in which purported actionable, compensable misconduct occurred, and ensured that representative plaintiffs who met Article III standing requirements and would be qualified to assert those claims were named in the Complaints.

rejected therein, that the "value" of their shares decreased after the alleged misstatements or omissions. Alleging that their shares diminished in value at some point after they bought them does not support the conclusion that the shares were worth less at the only times that matter – when they sold them or when they brought suit. 61 F. Supp. 2d at 377-78.

2. Plaintiffs Have Not Identified The Allegedly Misleading Prospectuses

Plaintiffs do not dispute that they have not identified pursuant to which prospectus they purchased their securities. Even if this were a "ministerial" omission (Opp. at 43), which it is not, it nonetheless is critical to plaintiffs' claims based on allegations of a purchase "pursuant to" a prospectus. See In re Royal Ahold N.V. Sec. & ERISA Litig., 351 F. Supp. 2d 334, 399-401 (D. Md. 2004).[10] Plaintiffs' other argument – that the prospectuses in all of the cases are "virtually, if not actually, identical" – also is insufficient. See Fund Mem. at 14 n.7 (citing In re Paracelsus Corp. Sec. Litig., 6 F. Supp. 2d 626, 631 (S.D. Tex. 1998) (dismissing claims based on allegedly "identical" prospectus)). Moreover, it is not true. For example, as plaintiffs themselves state, the MFS prospectuses changed during the purported Class Period in significant ways. See, e.g., Fund Mem. at 13; MFS Compl. ¶ 93.

3. Plaintiffs Have Not Pleaded Materiality

As detailed in the supplemental briefs, many of the Amended Complaints do not adequately support their conclusion that fund prospectuses were *materially* false or misleading. Contrary to plaintiffs' suggestion, the Fund Memorandum correctly sets forth the legal standard governing materiality arguments in motions to dismiss (Fund Mem. at 14), which is different from "effectively demanding allegations of subjective reliance." Opp. at 44 (emphasis omitted). Reliance is an element of plaintiffs' Exchange Act claims and is discussed below.

[10] Among other things, this omission is significant because it obscures the identity of the funds that named plaintiffs never owned, and therefore their lack of standing to pursue all of these claims. See supra at 1-5.

4. The Director/Trustee Defendants And The Registrant/Issuer Defendants Cannot Be Liable

A plaintiff cannot sue a defendant as a seller under Section 12(a)(2) without alleging that the defendant directly passed title to him. See Fund Mem. at 15-17. The fact that an issuer in a firm commitment underwriting does not pass title to a plaintiff does not mean that plaintiffs necessarily take title directly in all other circumstances. Thus, plaintiffs' observation that mutual fund shares "are not sold in a firm commitment underwriting" does not permit plaintiffs to hold liable "seller's sellers" and others who did not pass title as sellers. Opp. at 47. Plaintiffs cite no case holding that decisions such as Shaw v. Digital Equip. Corp., 82 F.3d 1194 (1st Cir. 1996) and Pinter v. Dahl, 486 U.S. 622 (1988), do not apply in the mutual fund context; and plaintiffs offer no logical reason why they should not. Compare, e.g., Shaw, 82 F.3d at 1215.

Plaintiffs' conclusory "solicitation" allegation also is insufficient. Opp. at 48-49. The complaints must, but do not, "allege *by whom* the plaintiffs were solicited and *from whom* they purchased shares; these assertions must be supported by specific factual allegations demonstrating a direct relationship between the defendant and the plaintiff-purchaser." In re Royal Ahold, 351 F. Supp. 2d at 406 (citing Pinter, 486 U.S. at 651) (emphasis added).

5. The September 2004 Amended Complaints Do Not Relate Back To The Initial Complaints

Federal Rule of Civil Procedure 15(c)(3) provides that an amended pleading adding new defendants relates back to the original pleading only if, within the period allotted, the party to be brought in:

> (A) has received such notice of the institution of the action that the party will not be prejudiced in maintaining a defense on the merits, *and* (B) knew or should have known that, *but for a mistake concerning the identity of the proper party*, the action would have been brought against the party. (emphasis added).

Plaintiffs recite these tests but do not apply them. See Opp. at 49-50 (citing Benn v. Seventh-

Day Adventist Church, 304 F. Supp. 2d 716, 725 (D. Md. 2004)). First, plaintiffs do not assert that they made *any* mistake (in identity or otherwise).[11] This ends the matter. Second, they suppose that the new defendants might have been aware of the lawsuits during the relevant period. Opp. at 50. This is not enough – the new defendants would have had to know during the period that "they would be sued." See Keller, 923 F.2d at 33-34; Benn, 304 F. Supp. 2d at 725. Thus, the amended claims against new defendants do not relate back to the initial ones and must be dismissed.

B. Plaintiffs' Claims Under Section 10(b) Of The Exchange Act Should Be Dismissed

1. Plaintiffs Cannot Bring Section 10(b) Claims On Behalf Of Holders

Plaintiffs' analysis of Blue Chip Stamps v. Manor Drug Stores, 421 U.S. 723 (1975), is incorrect. There is no question that Blue Chip extinguishes holder claims, and plaintiffs' attempt to construe the decision more narrowly rests on the false premise that the policy concerns cited therein are no longer valid. Opp. at 7-11. As plaintiffs interpret Blue Chip, only actions by plaintiffs who did not purchase or sell a security and who claim that they would have but for the defendants' conduct are barred. Opp. at 8. Plaintiffs say that because holders did purchase securities (albeit prior to the Class Period), they must have standing under Blue Chip. In fact, plaintiffs' theory is the *same* theory barred by Blue Chip. They allege that misconduct "caused" the holders "to hold ... shares." See, e.g., MFS Compl. ¶ 123; Columbia Compl. ¶ 183. In other words, they allege that the holders did not sell because of defendants' conduct. Such claims are exactly what Blue Chip sought to prevent. 421 U.S. at 743. See Dabit v. Merrill Lynch, Pierce,

[11] Failure to appreciate that a new party might be liable is not a "mistake of identity." Benn, 304 F. Supp. 2d at 726. Plaintiffs concede that they knew the identities of the newly named Section 11 and Section 12(a)(2) Fund Defendants at the time they filed the initial complaints; they were fund "underwriters or individuals who signed the registration statements." Opp. at 50. Plaintiffs' decision not to sue them in their initial pleadings "must be viewed as a deliberate choice, not a mistake." Benn, 304 F. Supp. 2d at 726; see also Keller v. Prince George's County, 923 F.2d 30, 34 (4th Cir. 1991) (individuals not initially sued could justifiably assume that plaintiffs did not intend to sue them).

Fenner & Smith, Inc., 395 F.3d 25, 38 (2d Cir. 2005); Int'l Data Bank v. Zepkin, 812 F.2d 149, 152 (4th Cir. 1987) (no standing for nonsellers and nonpurchasers); Head v. Head, 759 F.2d 1172, 1174 (4th Cir. 1985) (no standing for nonsellers).[12]

Plaintiffs also misinterpret the policy rationale of Blue Chip. As plaintiffs acknowledge (Opp. at 9), in adopting the purchaser-seller requirement, the Blue Chip Court sought to prevent "vexatious litigation" caused by a "widely expanded class of plaintiffs under Rule 10b-5." Blue Chip, 421 U.S. at 740. If the Court were to find that holders have standing, it would dramatically expand the Section 10(b) remedy by allowing every mutual fund and public company shareholder (and an expanded category of private company shareholders) to bring a private action. Such an expansion would ignore Blue Chip's concerns that expanding the class of plaintiffs in Section 10(b) cases beyond buyers and sellers would encourage vexatious litigation and cause serious issues of proof.[13] See, e.g., id. at 742-43, 746.

The purported holder claims are, in any event, barred by Section 10(b)'s statute of repose. Every class period commences five years before the initial complaint was filed. This is the same period as the Exchange Act statute of repose. 28 U.S.C. § 1658(b). Plaintiffs cannot have purchaser and holder subclasses because the statute of repose bars all claims arising from

[12] To deflect attention away from their counterintuitive arguments, plaintiffs accuse the Fund Defendants of being inconsistent in arguing that holders do not satisfy the purchaser-seller requirement of Section 10(b) while also claiming that SLUSA preempts the holder claims because they are "in connection with" the purchase or sale of a security. Opp. at 7-8. There is no inconsistency, however. See, e.g., Kircher v. Putnam Funds Trust, 403 F.3d 478, 483-84 (7th Cir. 2005) (holder claims preempted by SLUSA and barred by purchaser-seller requirement). The purchaser-seller standing requirement is *not* a judicial construction of the "in connection with" requirement found in SLUSA and Section 10(b). See Holmes v. Sec. Inv. Protection Corp., 503 U.S. 258, 284 (1992) (O'Connor, J., concurring in part and concurring in judgment) ("The purchaser/seller standing limitation in Rule 10b-5 damages actions ... does not stem from a construction of the phrase 'in connection with the purchase or sale of any security.'"); accord Kircher, 403 F.3d at 483-84. Instead, it is a judicially crafted limitation on standing that would prevent certain private plaintiffs from bringing an action that otherwise meets the statutory elements of Section 10(b). See Blue Chip, 421 U.S. at 737-40 (explaining policy rationale for imposing standing requirement on Section 10(b) claims). Thus, because the "in connection with" and the purchaser-seller requirements are distinct, there is no inconsistency in asserting that the holder claims satisfy the "in connection with" language of SLUSA but that the holders do not meet the purchaser-seller standing requirement.

[13] Plaintiffs claim that the PSLRA cured the problem of vexatious litigation, but the Supreme Court has continued to approve of Blue Chip as a way to stop vexatious litigation even after that date. See Dura Pharm., Inc. v. Broudo, 125 S. Ct. 1627, 1633 (2005) (citing Blue Chip in noting that Section 10(b) was not intended to "provide investors with broad insurance against market losses"); United States v. O'Hagan, 521 U.S. 642, 665 (1997).

purchases before the class period. See, e.g., id.; Lieberman v. Cambridge Partners, L.L.C., 2004 WL 1396750, at *2 (E.D. Pa. Jun. 21, 2004). Anyone who purchased within the class period is a purchaser. Compare Opp. at 7 (describing holders as "those who purchased shares before the Class Period and held shares during the Class Period"). Purchases and sales outside the statute of repose are irrelevant for Section 10(b) purposes. Thus, no holder subclass can (or need) exist.

2. Plaintiffs Have Failed Adequately To Allege Reliance

Plaintiffs fail to plead actual reliance on defendants' statements, and cannot satisfy that essential element of their claim by way of two inapplicable presumptions.

a. The Affiliated Ute Presumption of Reliance Does Not Apply

Plaintiffs alleging affirmative misrepresentations cannot plead reliance using the Affiliated Ute presumption. See Affiliated Ute Citizens of Utah v. United States, 406 U.S. 128 (1972); Joseph v. Wiles, 223 F.3d 1155, 1162 (10th Cir. 2000) (presumption limited to omissions and not affirmative misrepresentations); Cox v. Collins, 7 F.3d 394, 395-96 (4th Cir. 1993) (presumption not warranted "when the plaintiff alleges both non-disclosure and positive misrepresentation instead of only non-disclosure"). That presumption "exists in the first place to aid plaintiffs when reliance on a negative would be practically impossible to prove." Joseph, 223 F.3d at 1162. Here, plaintiffs rely heavily on alleged affirmative misrepresentations set forth in mutual fund prospectuses.[14] To permit such affirmative statements to be recast as omissions "would permit the Affiliated Ute presumption to swallow the reliance requirement almost completely." Joseph, 223 F.3d at 1163.

[14] For example, plaintiffs note that certain MFS prospectuses stated, "The MFS funds do not permit market timing and other excessive trading practices that may disrupt portfolio management strategies and harm fund performance." Opp. at 15-16. Plaintiffs say this was actionable because the prospectuses omitted to state, "the funds actually allowed select participants to market time, to the detriment of long-term investors." Id. As the court in Joseph stated, "[s]tatements such as these, while struggling valiantly to bring the alleged conduct within the definition of 'omission,' indicate that what [plaintiffs] really protest[] are the affirmative misrepresentations allegedly made by defendants." 223 F.3d at 1163. The supplemental briefs address the allegations of the complaints in this regard.

b. The Fraud-On-The-Market Presumption Of Reliance Does Not Apply

In a mutual fund case, plaintiffs cannot establish reliance using the fraud-on-the-market presumption.[15] Clark v. Nevis Capital Mgmt, LLC, 2005 WL 488641, at *18 (S.D.N.Y. Mar. 2, 2005) (because price of shares in a mutual fund "is unaffected by alleged misrepresentations and omissions concerning the fund itself," plaintiff "may not establish reliance by invoking ... the so-called fraud-on-the-market theory," which presumes that available information is reflected in market prices upon which buyers are presumed to rely). See Fund Mem. at 20.

3. Plaintiffs Have Failed To Plead Misrepresentations And/Or Omissions Against Fund Complexes That Made No Statements About Market Timing

Plaintiffs assert, without authority, that Section 34(b) of the ICA and Section 10(b) of the Exchange Act each required defendants "to disclose material information to investors," and then complain that the Fund Defendants did not disclose that they permitted market timing. Opp. at 14-15. But neither statute requires disclosure of particular facts; and both apply only where a defendant undertook to say something that was materially false or misleading. Compare 15 U.S.C. §§ 78j(b), 80a-34(b) (false or misleading statements impermissible) with Basic v. Levinson, 485 U.S. 224, 239 n.17 (1988) ("silence, absent a duty to speak," is not actionable); see also Chiarella v. United States, 445 U.S. 222, 235 (1980) ("When an allegation of fraud is based upon nondisclosure, there can be no fraud absent a duty to speak."). There is no duty to disclose everything that is material, see Shaw, 82 F.3d at 1202 ("the mere possession of material nonpublic information does not create a duty to disclose it"), and neither Section 10(b) nor Section 34(b) purports to impose such a duty. Plaintiffs cite no regulations or statutes that

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[15] Plaintiffs admit, "mutual [fund] prices do not reflect market events related to the mutual fund complexes themselves, only the underlying securities." Opp. at 38-39. Thus, mutual fund share prices are not affected by misrepresentations concerning the funds themselves, but rather by the prices of the underlying assets.

required the disclosure of market timing. Thus, absent statements about market timing made materially false or misleading by undisclosed facts, plaintiffs cannot advance a disclosure claim.

4. Plaintiffs Cannot Sue Defendants For Statements That They Are Not Alleged To Have Made

Plaintiffs attempt to apply the "group pleading" doctrine to a host of individual defendants. See Opp. at 16 n.13. However, the prevailing view of district courts in the Fourth Circuit is that such a pleading tactic is improper because it is inconsistent with the particularity requirements of the PSLRA and Rule 9(b). See, e.g., In re Royal Ahold, 351 F. Supp. 2d at 370; In re Cable & Wireless, PLC, Sec. Litig., 321 F. Supp. 2d 749, 773 (E.D. Va. 2004).

5. Plaintiffs Do Not Adequately Allege Scheme Liability Under Rule 10b-5(a) & (c)

In an effort to rescue their Section 10(b) claim and extend its reach to additional defendants, plaintiffs argue that all defendants participated in a "scheme" to defraud fund shareholders in violation of Rule 10b-5(a) & (c) by "work[ing] together ... to exploit market timing capacity in the funds." Opp. at 18. Market timing, however, is perfectly legal and not, in itself, fraudulent. See SEC v. PIMCO Advisors Fund Mgmt. LLC, 341 F. Supp. 2d 454, 468 (S.D.N.Y. 2004) ("[t]he SEC does not allege, nor could it, that market timing practices are *per se* illegal") (emphasis in original). Accordingly, "working together" to enter into market timing agreements, without more, is not actionable under Section 10(b).

Moreover, plaintiffs cannot transform market timing into a scheme by arguing that the defendants entered into these agreements in violation of the Funds' "purported restrictions on timing." Opp. at 18. Such allegations are indistinguishable from plaintiffs' misrepresentation claims and are nothing more than an attempt to extend Section 10(b) liability to aiders and abettors in violation of Central Bank of Denver, N.A. v. First Interstate Bank of Denver, N.A.,

511 U.S. 177, 184 (1994). See also In re Merrill Lynch & Co., Inc. Research Reports Sec. Litig., 272 F. Supp. 2d 243, 264 (S.D.N.Y. 2003) ("[t]o the extent that the [Class] Plaintiffs' 'scheme' merely repackages [their] 10b-5(b) claim, such allegations fail"); Lentell v. Merrill Lynch & Co., Inc., 396 F.3d 161, 177 (2d Cir. 2005) (affirming dismissal of Rule 10b-5(a) and (c) claims based upon alleged misrepresentations and omissions).

6. Plaintiffs Have Not Pleaded Loss Causation With Respect To Their Rule 10b-5(b) Claims

Plaintiffs' allegations cannot establish loss causation for one simple reason: a mutual fund is not traded on an open market, and its share price is not susceptible of manipulation by public statements by the fund advisor – a point plaintiffs concede. See Opp. at 37 n.37 (the "NAV of any fund is based on nothing more than the value of the underlying assets" – e.g., the prices of shares held in a fund's portfolio). The alleged misrepresentations in the fund prospectuses did not and could not affect the value of the funds' underlying assets.

Plaintiffs improperly attempt to plead loss causation by stating the conclusion of price inflation. They emphasize that defendants' alleged misrepresentations "*caused plaintiffs to purchase* the funds *at a price artificially inflated* as to the value the plaintiffs received." Opp. at 40 (emphasis added). That which causes a purchase to be made may relate to *transaction* causation, but not to *loss* causation. See, e.g., Lentell, 396 F.2d at 174 (allegation that disclosure caused plaintiffs to purchase at an inflated price is "'nothing more than a paraphrased allegation of transaction causation'" and cannot establish loss causation). The alleged conclusion of price inflation also is not enough. Dura Pharm., Inc. v. Broudo, 125 S. Ct. 1627, 1632 (2005) (rejecting the Ninth Circuit's "inflated purchase price" approach to proving causation and loss).[16]

[16] Plaintiffs do not sufficiently plead transaction causation. Because this is not a fraud-on-the-market case, plaintiffs must plead actual reliance on particular false or misleading statements, which they have failed to do. Fund Mem. at 28; supra at 10-11.

Plaintiffs also allege that they "receive[d] less return on the investments than they would have absent the fraudulent market timing *scheme.*" Opp. at 40 (emphasis added). This ignores that plaintiffs have not stated an actionable scheme claim, see supra at 12-13, and that they connect this form of alleged harm only to the manner in which the funds were managed (and not to alleged misrepresentations). Thus, plaintiffs at most allege that the disclosures "touched upon" the alleged loss, and not that they caused it. Compare Dura Pharm., 125 S. Ct. at 1632 ("To 'touch upon' a loss is not to *cause* a loss, and it is the latter that the law requires."). They remain unable to show that a challenged disclosure caused a change in price.

C. No Private Right Of Action Exists Under Sections 36(a) Or 34(b) Of The Investment Company Act

1. Plaintiffs Ignore Or Distort Relevant Recent Legal Precedent

Plaintiffs assert a private right of action under ICA Sections 34(b) and 36(a) based on old cases that are not in line with current Supreme Court precedent. Compare Opp. at 58 & n.65 with Olmsted v. Pruco Life Ins. Co., 283 F.3d 429, 434 & n.4 (2d Cir. 2002) (citing Alexander v. Sandoval, 532 U.S. 275, 286 (2001)). Plaintiffs cite *no* case after Sandoval and Olmsted that has held that an implied private right of action exists under any provision of the ICA. It is true, of course, that Olmsted did not address Sections 34(b) or 36(a). See Opp. at 62. But in its wake district courts have applied its reasoning to deny implied private rights of action under many sections of the ICA, including Sections 34(b) and 36(a). See Fund Mem. at 34-36.[17]

Plaintiffs mischaracterize Strougo v. Bassini, 282 F.3d 162 (2d Cir. 2002), in suggesting that it is inconsistent with Olmsted.[18] In fact, in that case the Court did *not* "reaffirm[] its

[17] See also DH2, Inc. v. Athanassiades, 359 F. Supp. 2d 708, 714-15 (N.D. Ill. 2005) (recently applying Sandoval and Olmsted and, for the same reasons, finding that no private right of action exists under Section 17(j) of ICA, despite the fact that some courts previously had found such right).

[18] Contrary to plaintiffs' assertion, Bassini was decided on February 28, 2002 – prior to the March 7, 2002 decision in Olmsted, rather than "contemporaneously with" Olmsted. See Opp. at 63.

recognition of an implied right of action under § 36(a)." Compare Opp. at 64. Instead, the Court reversed the dismissal of the plaintiff's Section 36(a) claim without considering whether a private right of action exists under Section 36(a). Plaintiffs' quotations from Bassini pertain to the Court's analysis of Maryland law on shareholder standing, not to whether a private right of action exists. Compare Opp. at 64-65.

Plaintiffs misunderstand Jackson v. Birmingham Bd. of Educ., 125 S. Ct. 1497 (2005), which did not "undermine" Sandoval. Opp. at 62. In Jackson, the Supreme Court started with the premise that Title IX contained a private right of action for claims of sexual discrimination, and then determined that claims of retaliation fell within that *pre-existing* right. It held:

> We reach this result based on the statute's text. In step with Sandoval, we hold that Title IX's private right of action encompasses suits for retaliation, because retaliation falls within the statute's prohibition of intentional discrimination on the basis of sex.

Id. at 1508. Thus, Jackson did not disturb Sandoval's holding that Congressional intent, as manifested in the statute's text, is the only basis for finding a private right of action.

Plaintiffs' claim that "an implied right of action exists" because the "overarching theme" and language of Sections 34(b) and 36(a) is "investor protection" also fails. Opp. at 61. First, plaintiffs all but admit that Section 34(b) itself contains no reference to "protection of investors." Opp. at 64-65 (importing language from sections *other than* Section 34(b) to cite allegedly protective language). Rather, as in Olmsted, Section 34(b) only describes actions that are prohibited and contains no rights-creating language. See Fund Mem. at 35. Section 36(a) also primarily describes actions that are prohibited, and states that a court should give "due regard to the protection of investors" when it awards relief in an action brought *by the SEC*. See, e.g.,

Chamberlain v. Aberdeen Asset Mgmt. Ltd., 2005 WL 195520, at *3 (E.D.N.Y. Jan. 21, 2005).[19]

In any event, an objective of investor protection does not imply an intention to provide a private right of action. Neither the Supreme Court in Sandoval nor the Second Circuit in Olmsted held that a statute's mere mention of individuals to be protected demonstrates congressional intent to create a private right of action. Investor protection can be accomplished by SEC enforcement. Plaintiffs' reading – turning the most general intent to protect the public through regulatory oversight into a private cause of action – would transform nearly any statutory prohibition into a private right of action.[20]

2. There is No Contemporaneous Legislative History Supporting An Implied Private Right Of Action Under Sections 34 And 36(a)

As the Second Circuit stated in Olmsted, "[w]here the text of a statute is unambiguous, 'judicial inquiry is complete [ ] except in rare and exceptional circumstances,' and legislative history [is] instructive only upon 'the most extraordinary showing of contrary intentions.'" Olmsted, 283 F.3d at 435 (citations omitted). In Central Bank, the Supreme Court made clear that the only legislative history relevant to congressional intent to create a private right of action is that which is *contemporaneous* with the passage of the statute, and that "the interpretation given by one Congress ... to an earlier statute is of little assistance in discerning the meaning of that statute." 511 U.S. at 185.

[19] On April 6, 2005, the court in Chamberlain vacated its earlier decision after a joint motion by both parties as a precondition to settlement. However, the court stated that granting the motion to vacate did "not constitute a reconsideration of the merits of the case or a negation of the substance of the previously issued Order; rather, the Motion is granted simply in order to permit the parties to proceed to settlement." Chamberlain, Civil Action No. 02-CV-5870, slip op. at 2 (E.D.N.Y. April 6, 2005).

[20] Plaintiffs' reliance on Transamerica Mortgage Advisors, Inc. v. Lewis, 444 U.S. 11 (1979) also distorts Supreme Court precedent. Opp. at 59-60. Contrary to plaintiffs' broad characterization, Transamerica recognized only a very limited right to specific rescissionary relief in federal court. Transamerica, 444 U.S. at 19. Furthermore, pointing to factors that compel a similar result here, Transamerica refused to recognize a more general private right of action for damages under Section 206 of the IAA. For example, the Transamerica Court stated that where, as here, the statute includes express enforcement provisions (e.g., the express private right in Section 36(b)), "it is highly improbable that 'Congress absentmindedly forgot to mention an intended private action.'" Transamerica, 444 U.S. at 20. Nothing about Transamerica supports the existence of a private right of action under Section 34(b) or Section 36(a).

Here, Section 36(a)'s text – which creates an express right of action for the SEC, and not for private individuals – is unambiguous, and plaintiffs fail to make any "extraordinary showing of contrary intentions" in the contemporaneous legislative history. Olmsted, 283 F.3d at 435. Rather, plaintiffs quote statements that Congress made during the 1980 Amendments to the ICA – ten years *after* the 1970 Amendments that created Section 36(a). See Opp. at 64; see also Fund Deriv. Pl. Opp. at 25. The Court in Olmsted expressly declined to rely on the same statements: "A report prepared by a House committee on one piece of legislation cannot constitute an 'extraordinary showing' of congressional intent for different legislation" passed at a different point in time. Olmsted, 283 F.3d at 435. Plaintiffs here can make no use of the same statements rejected in Olmsted.[21]

Plaintiffs' suggestion that Congress' 1970 Amendments to the ICA somehow ratified courts' previous findings of an implied right of action under Section 36 – before the creation of Section 36(a) – is wrong. Opp. at 63; see also Fund Deriv. Pl. Opp. at 24-25 (attempting to equate Congressional *inaction* with "*endorsement*" of private right of action). The legislative history to the 1970 Amendments makes no reference to previous court decisions finding an implied right of action under Section 36 or any other section of the ICA. The Supreme Court has stated that mere congressional silence cannot constitute congressional acquiescence:

> [O]ur observations on the acquiescence doctrine indicate its limitations as an expression of congressional intent. "It does not follow ... that Congress' failure to overturn a statutory precedent is reason for this Court to adhere to it. It is 'impossible to assert with any degree of assurance that congressional failure to act represents' affirmative congressional approval of the [courts'] statutory interpretation ....

21 Plaintiffs similarly fail to cite to any *contemporaneous* legislative history supporting a private right of action under Section 34(b), which has not been amended since its original enactment in 1940. Plaintiffs' reliance on In re Nuveen Fund Litig., 1996 WL 3280006 (N.D. Ill. Jun. 11, 1996), where the court cited the same *subsequent* legislative history from the 1980 Amendments in finding an implied private right of action under Section 34(b), thus is misguided. Opp. at 66. In addition, Nuveen's citation to congressional *purpose* rather than congressional *intent* is part of the *ancien regime* and is entirely inconsistent with the approach now dictated by the Supreme Court. See Sandoval, 532 U.S. at 286-87.

> Congress may legislate, moreover, only through the passage of a bill which is approved by both Houses and signed by the President .... Congressional inaction cannot amend a duly enacted statute."

Central Bank, 511 U.S. at 187; accord Sandoval, 532 U.S. at 292.[22]

D. Plaintiffs Fail To State A Legally Cognizable Claim Under Section 36(b)

Plaintiffs misstate the test in this Circuit for legal cognizability of a Section 36(b) claim. In Migdal v. Rowe Price-Fleming Int'l, Inc., 248 F.3d 321 (4th Cir. 2001), the Fourth Circuit stated:

> Plaintiffs contend [] that Section 36(b)'s private right of action is not limited solely to claims for excessive compensation ... Plaintiffs' position, however, is not supported by either the statutory text or the caselaw ... As the statutory text indicates, Section 36(b) is sharply focused on the question of whether the fees themselves were excessive ... Congress passed Section 36(b) primarily to address the concern that "advisers'" fees ... may have become unreasonably high.

Id. at 328. Plaintiffs' argument that "§ 36(b) contemplates a far greater range of allegations than merely disproportionate fees" (Opp. at 56) is contrary to Migdal and, indeed, rests on the same case law the Fourth Circuit rejected in Migdal, including Green v. Nuveen Advisory Corp., 186 F.R.D. 486 (N.D. Ill. 1999) and Green v. Fund Asset Mgmt., L.P., 19 F. Supp. 2d 227 (D.N.J. 1998). See Migdal, 248 F.3d at 329.[23]

Moreover, the fact that Fund directors are *not* alleged to have received compensation for "investment advisory services" bars the Section 36(b) claims against them. Plaintiffs' quotation from Halligan v. Standard & Poor's/Intercapital, Inc., 434 F. Supp. 1082 (E.D.N.Y. 1977) (Opp.

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[22] The class and derivative plaintiffs' reliance on Tannenbaum v. Zeller, 552 F.2d 402 (2d Cir. 1977), and Fogel v. Chestnutt, 533 F.2d 731 (2d Cir. 1975) thus is out of step with more recent and controlling Supreme Court precedent. See, e.g., DH2, Inc., 359 F. Supp. 2d at 715.

[23] Defendants hereby incorporate by reference the arguments on Section 36(b) set forth in the Omnibus Reply Memorandum of Law in Further Support of the Fund Defendants' Motion to Dismiss Plaintiffs' Consolidated Amended Fund Derivative Complaints.

at 58), omits language which shows that Halligan supports dismissal of the Section 36(b) claim against the directors for recovery of directors' fees:

> *The section must be narrowly read to mean that only those who receive money paid by the investment company for investment advisory services may be held liable* for breach of their fiduciary duty with respect to such payments.

Id. at 1085 (emphasis supplied).

Here, no Section 36(b) claim (including the Section 36(b) claims in the Invesco and Janus Complaints cited by plaintiffs (Opp. at 58)), alleges that any director received compensation for "investment advisory services" to the Funds. Directors' fees are not within the scope of Section 36(b). Accordingly, the Section 36(b) claims against the Fund directors must be dismissed.[24]

E. The Complaints Fail To State A Claim For Control Person Liability

The control person claims are insufficient because plaintiffs have failed to state a claim against any defendant for a primary violation of the securities laws. Fund Mem. at 39. Furthermore, plaintiffs have not pleaded sufficiently specific facts to state a claim for control person liability. Fund Mem. at 40. A control person claim must be dismissed where plaintiffs merely plead legal conclusions instead of "facts sufficient to state elements of such a claim." Iodice v. United States, 289 F.3d 270, 281 (4th Cir. 2002). See also In re Royal Ahold, 351 F. Supp. 2d at 409 (plaintiffs must plead "facts from which it can reasonably be inferred [that] the defendant was a control person") (quotation omitted). Merely reciting generalities while liberally deploying the word "control" is insufficient. See, e.g., In re Medimmune, Inc. Sec.

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[24] See, e.g., Green v. Fund Asset Mgmt., L.P., 147 F. Supp. 2d 318, 329-30 (D.N.J. 2001), aff'd, 286 F.3d 682 (3d Cir. 2002), cert. den., 537 U.S. 884 (2002); Jerozal v. Cash Reserve Mgmt., Inc., 1982 WL 1363, at *6 (S.D.N.Y. Aug. 10, 1982). Accord Tarlov v. Paine Webber Cashfund, 559 F. Supp. 429, 441 (D. Conn. 1983); Cohen v. Fund Asset Management, Inc., 1980 WL 1488 at *2-*3 (S.D.N.Y. Mar. 31, 1980) (Section 36(b) claims against Fund directors dismissed).

Litig., 873 F. Supp. 953, 964 (D. Md. 1995) (requiring "[s]pecific allegations"). Moreover, allegations of control based on defendants' status are insufficient, and plaintiffs have failed to address any of the cases cited by defendants, see Fund Mem. at 40, in support of this argument.[25]

Plaintiffs' Section 48(a) claims suffer from additional defects. There is no implied right of action under Section 48(a), see supra at 14-17, and, even if there were, the Complaints fail adequately to plead the required elements for such a claim. Fund Mem. at 41-42. Moreover, Section 48(a) does not apply in these cases because there was no "procurement" of a violation of the ICA. Fund Mem. at 42. Plaintiffs mistakenly argue that the defendants are requiring them to plead "in conformity with the title of § 48(a)." Opp. at 68 (emphasis omitted). That is not the case; rather, the title of Section 48(a) ("Procurement") supports the defendants' argument that Section 48(a) only prohibits a person from obtaining the agreement of another person (i.e., "procuring") to commit an act that would be unlawful under the ICA for the procuring person himself to commit. Fund Mem. at 42. Plaintiffs have made no "procurement" allegations here and, as such, they fail to state a claim under Section 48(a).

III. PLAINTIFFS' STATE LAW CLAIMS SHOULD BE DISMISSED

A. SLUSA Preempts The State Law Claims

Plaintiffs' efforts to avoid SLUSA depend on two unpersuasive arguments: (1) that their state law claims do not satisfy SLUSA's "misrepresentation or omission" element; and (2) that including "holders" in the alleged classes exempts the state law claims from SLUSA preemption.

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[25] Despite the Opposition's assertion to the contrary (Opp. at 51), it would be appropriate for the Court to resolve plaintiffs' claims of control person liability on the defendants' motion to dismiss. See, e.g., Aldridge v. A.T. Cross Corp., 284 F.3d 72, 85 (1st Cir. 2002); In re Medimmune, Inc. Sec. Litig., 873 F. Supp. at 961.

1. Plaintiffs' Express Allegations Of Misrepresentations And Omissions Satisfy SLUSA's Misrepresentation Or Omission Element

The Complaints are replete with express allegations of misrepresentations and omissions, including allegations of a "plan, scheme and course of conduct [to] deceive," "untrue statements of material fact," and "untruths and/or omissions." See, e.g., Fund Mem. at 46; Nations Compl. ¶¶ 2, 141, 144, 166. These allegations – the same ones that form the bases of plaintiffs' Section 10(b) claims – are incorporated into their state law claims. See, e.g., Nations Compl. ¶¶ 224, 232, 237, 245. Plaintiffs nevertheless argue that SLUSA does not apply because the state law claims do not have fraud as a "formal element." Opp. at 70-73. But SLUSA preemption does not turn on labels. The sole test under SLUSA is whether misrepresentations or omissions are *alleged*: "No covered class action based upon the statutory or common law of any State ... may be maintained in any State or Federal court by any private party *alleging (A) a misrepresentation or omission of a material fact* .... " 15 U.S.C. § 78bb(f)(1) (emphasis added); see also 15 U.S.C. § 77p(b).[26]

The cases also reject plaintiffs' argument. The Third Circuit recently held that "preemption ... [turns] on whether the SLUSA prerequisites are 'alleged' in one form or another," not on the "essential legal elements of a claim." Rowinski v. Salomon Smith Barney Inc., 398 F.3d 294, 300 (3d Cir. 2005); see also Dabit, 395 F.3d at 34 (SLUSA preemption turns on analysis of the allegations made), petition for cert. filed, 73 U.S.L.W. 3632 (Apr. 11, 2005) (No. 04-1371); Green v. Ameritrade, Inc., 279 F.3d 590, 596 (8th Cir. 2002) (test is whether "the defendant is *alleged* to have misrepresented or omitted a material fact") (emphasis added). Thus,

[26] Plaintiffs also allege that defendants employed "manipulative or deceptive device[s] or contrivance[s]" to defraud investors, i.e., claims under Rule 10b-5(a) and 10b-5(c). Opp. at 17 (internal quotation marks omitted). State law claims based on these allegations are subject to SLUSA dismissal just the same. SLUSA preempts, not only state law claims alleging "misrepresentation or omission," 15 U.S.C. § 78bb(f)(1)(A), § 77p(b)(1), but also state law claims alleging "that the defendant used or employed any manipulative or deceptive device or contrivance." Id. § 78bb(f)(1)(B); § 77p(b)(2).

given that the Complaints repeatedly allege misrepresentations and omissions, no further inquiry into the "formal elements" of the state law claims is necessary or appropriate.[27]

If plaintiffs were correct, they could *always* pursue class actions for securities fraud in federal court and for unjust enrichment (or a myriad of other state theories) in state court, based on the same alleged harm and course of conduct. This would eviscerate SLUSA's mandate that "class actions alleging fraud in the sale of certain covered securities ... be governed exclusively by federal law." Dabit, 395 F.3d at 33 (internal quotation marks omitted); see also Feitelberg, 234 F. Supp. 2d at 1051. This is also exactly the conduct that Congress sought to prevent in passing SLUSA. It is no surprise, then, that every one of these state law claims has been held to be subject to SLUSA preemption. See Fund Mem. at 44.[28]

Plaintiffs' cases do not support their argument. In Xpedior Creditor Trust v. Credit Suisse First Boston (USA) Inc., 341 F. Supp. 2d 258 (S.D.N.Y. 2004), the court explained that "courts must probe the plaintiffs' pleading" to examine, not just the "technical elements of a claim," but also the "factual allegations intrinsic to the claim as alleged." Id. at 265-66. It was only "[b]ecause Xpedior's Complaint [does not] allege[] ... 'a misrepresentation or omission of a material fact'" that it was "not preempted by SLUSA." Id. at 270. Other cases cited by plaintiffs are to the same effect. See, e.g., Norman v. Salomon Smith Barney Inc., 350 F. Supp.

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27 Notably, because SLUSA should be interpreted "broad[ly]," Patenaude v. Equitable Life Assurance Soc'y of the United States, 290 F.3d 1020, 1025 (9th Cir. 2002), courts recognize that SLUSA applies even where plaintiffs have pleaded allegations of misrepresentation only "implicitly." See, e.g., Behlen v. Merrill Lynch, 311 F.3d 1087, 1095-96 (11th Cir. 2002). Even if plaintiffs had avoided "magic language" in their pleadings and omitted express allegations of misrepresentations or omissions, SLUSA preemption would still apply. See Feitelberg v. Merrill Lynch & Co., Inc., 234 F. Supp. 2d 1043, 1051 (N.D. Cal. 2002), aff'd, 353 F.3d 765 (9th Cir. 2003). As the district court held in Nekritz v. Canary Capital Partners, LLC, 2004 WL 1462035 (D.N.J. Jan. 12, 2004), a case that is now part of these proceedings, "[a] strong argument can be made that deception was clearly, and necessarily, part of the alleged market timing arrangement: the scheme could not have continued if ordinary investors had known how they were being taken advantage of." Id. at *3.

28 See also Rowinski, 398 F.3d at 297 (unjust enrichment); Dabit, 395 F.3d at 29-30 (breach of fiduciary duty and contract); Prof'l Mgmt. Assocs. v. KPMG LLP, 335 F.3d 800, 802 (8th Cir. 2003) (aiding and abetting breach of fiduciary duty).

2d 382, 386 (S.D.N.Y. 2004) ("the Complaint simply contains no allegations of fraud").[29]

2. Plaintiffs' Inclusion Of Holders In Their Class Of Purchasers Does Not Defeat SLUSA Preemption

A mixed class of holders and purchasers falls "squarely" within SLUSA. See, e.g., Rowinski, 398 F.3d at 303 (claims asserted on behalf of both holders and purchasers or sellers "squarely preempted under SLUSA"); Prof'l Mgmt. Assocs., 335 F.3d at 802-03 (action brought on behalf of a class including persons who "bought and held" shares fell "squarely within SLUSA's parameters"); In re Alger, Columbia, Janus, MFS, One Group, and Putnam Mutual Fund Litig., 320 F. Supp. 2d 352, 354 (D. Md. 2004) (Motz, J.) ("the allegations made in [plaintiffs'] complaints ... are broad enough to include within the proposed classes persons who purchased and/or sold mutual fund shares during the class periods," bringing these actions "under SLUSA").[30]

Plaintiffs nevertheless attempt to salvage their "holder" claims by asking the Court to permit them to divide the mixed group on whose behalf they have sued into subclasses (sometimes referred to as separate classes) of purchasers and holders. Opp. at 76-77. Such procedural gymnastics accomplish nothing because SLUSA preempts both purchaser *and* holder claims. As the Seventh Circuit recently recognized, SLUSA and the private cause of action

[29] In Hines v. ESC Strategic Funds, Inc., 1999 WL 1705503 (M.D. Tenn. Sept. 17, 1999), the complaint contained allegations of fraud, and SLUSA preempted a breach of contract claim. Id. at *5-*7. The breach of fiduciary duty claim was not preempted only because the allegations with respect to that claim were not "in connection with" the purchase or sale of the shares. Id. at *6. Other authorities cited by plaintiffs do not even discuss the misrepresentation element. Kircher v. Putnam Funds Trust, 403 F.3d 478 (7th Cir. 2005) did not in fact apply a "necessary component test," see Opp. at 71, and dealt solely with interpreting the phrase "in connection with the purchase or sale," because "[p]laintiffs do not contend that any other part of SLUSA is pertinent." Id. at 482-83; see also Shaw v. Charles Schwab & Co., Inc., 128 F. Supp. 2d 1270, 1272-73 (C.D. Cal. 2001).

[30] The cases cited by plaintiffs are not to the contrary. Some of these authorities have since been repudiated. See Opp. at 74; Potter v. Janus Inv. Fund, 2004 WL 1173201 (S.D. Ill. Feb. 12, 2004), consolidated with and overruled by Kircher, 403 F.3d at 478; see also Bradfisch v. Templeton Funds, Inc., 319 F. Supp. 2d 897 (S.D. Ill. 2004), repudiated by Kircher, 403 F.3d at 478. In any event, they all involve complaints that did not involve a "mixed" class because they "expressly" excluded claims by purchasers. See Gutierrez v. Deloitte & Touche, L.L.P., 147 F. Supp. 2d 584, 593 (W.D. Tex. 2001) ("[Plaintiffs] have expressly carved out and excluded purchasers when they elected to allege only claims for holding covered securities") (internal quotation marks and brackets omitted); Meyer v. Putnam Int'l Voyager Fund, 220 F.R.D. 127, 129 (D. Mass. 2004).

under Section 10(b) are *not* co-terminous; accordingly, even though holders do not have standing to sue under Section 10(b) because of Blue Chip, 421 U.S. 723, their state law claims are still preempted by SLUSA. Kircher, 403 F.3d at 484.[31]

In any event, sub-classing is improper where plaintiffs made no effort to differentiate between holders and purchasers in their class definitions. As the Second Circuit recently held:

> Where ... the complaint does not include sufficient information to permit the court to identify and separate preempted and non-preempted subclasses, we believe that the proper approach will ordinarily be to dismiss the entire claim pursuant to SLUSA.

Dabit, 395 F.3d at 46; see also Hardy v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 189 F. Supp. 2d 14, 19-20 (S.D.N.Y. 2001) (dismissing complaint where it was impossible to distinguish mere holders from purchasers on the basis of the class definition in the complaint); Dacey v. Morgan Stanley Dean Witter & Co., 263 F. Supp. 2d 706, 710-11 (S.D.N.Y. 2003) (distinguishing Hardy on ground that "the Complaint identifie[d] two putative subclasses" with precision).

IV. CONCLUSION

For the reasons set forth above, and also in the Fund Defendants' Corrected Omnibus Memorandum of Law in support of their Motion to Dismiss the Consolidated Class Action Complaints and the supplemental memoranda, the Fund Defendants respectfully request that this Court dismiss the Complaints with prejudice and without leave to replead.

---

[31] Plaintiffs argue that following the Seventh Circuit's approach would leave holders without a remedy. Opp. at 75-76. This is not true. The Seventh Circuit recognized that holder claims may be vindicated by public enforcement, which is precisely what happened here. See Kircher, 403 F.3d at 483. Plaintiffs do not dispute that holders as well as purchasers will benefit from the massive distributions of regulatory settlement proceeds. Although SLUSA contains a number of express exceptions, none of them covers the instant case.

Of course, if SLUSA and the private right of action under Section 10(b) were co-terminous, under plaintiffs' own arguments, the state law holder claims are still preempted. Plaintiffs argue that Blue Chip's standing limitation does not apply in the mutual fund market-timing context. See Opp. at 7-13; see also In re Mutual Fund Litig., 320 F. Supp. 2d at 356. If this argument were correct, then mutual fund "holders" have standing to sue under Section 10(b), but their state law claims necessarily are barred by SLUSA. See Dabit, 395 F.3d at 36 ("SLUSA will preempt precisely those state class actions which could be brought as federal actions subject to the heightened requirements of the PSLRA."); Rowinski, 398 F.3d at 299.

Dated: May 22, 2005

Respectfully submitted,

WILMER CUTLER PICKERING
HALE AND DORR LLP

/s/

Jeffrey B. Rudman
William H. Paine
Michael G. Bongiorno
Jonathan A. Shapiro
Joanne L. Monteavaro
60 State Street
Boston, MA 02109
Telephone: (617) 526-6000
Facsimile: (617) 526-5000
jeffrey.rudman@wilmerhale.com
william.paine@wilmerhale.com
michael.bongiorno@wilmerhale.com
jonathan.shapiro@wilmerhale.com
joanne.monteavaro@wilmerhale.com

Counsel for Massachusetts Financial Services Company, MFS Investment Management, Sun Life Financial Inc., Sun Life Assurance Company of Canada - U.S. Operations Holdings, Inc., Sun Life Financial (U.S.) Holdings, Inc., Sun Life Financial (U.S.) Investments, LLC, Sun Life of Canada (U.S.) Financial Services Holdings, Inc., MFS Fund Distributors, Inc., MFS Service Center, Inc. and Arnold Scott

Of Counsel:

Stewart D. Aaron
ARNOLD & PORTER LLP
399 Park Avenue
New York, New York 10022
Telephone: (212) 715-1000
Facsimile: (212) 715-1399
Stewart_Aaron@aporter.com

Counsel for Fred Alger Management, Inc., Alger Associates, Inc., Fred Alger and Company, Incorporated, Alger Shareholder Services, Inc., Fred M. Alger, III, Daniel C. Chung, B. Joseph White and Gregory S. Duch

David W. Haller
Michael Naft
COVINGTON & BURLING
1330 Avenue of the Americas
New York, New York 10019
Telephone: (212) 841-1000
Facsimile: (212) 841-1010
dhaller@cov.com
mnaft@cov.com

Counsel for James P. Connelly, Jr.

Mark A. Kirsch
Mark Holland
Wesley R. Powell
Mary K. Dulka
Anthony M. Candido
Margaret M. Snyder
CLIFFORD CHANCE US LLP
31 West 52nd Street
New York, New York 10019
Telephone: (212) 878-8000
Facsimile: (212) 878-8375
mark.kirsch@cliffordchance.com
mark.holland@cliffordchance.com
wesley.powell@cliffordchance.com
mary.dulka@cliffordchance.com
anthony.candido@cliffordchance.com
margaret.snyder@cliffordchance.com

Counsel for Alliance Capital Management Holding, L.P., Alliance Capital Management, Alliance Capital Management Corporation, AllianceBernstein Investment Research and Management, Inc., and Alliance Global Investor Services, Inc.

Richard J. Morvillo
Aimée D. Latimer
F. Ryan Keith
CROWELL & MORING LLP
1001 Pennsylvania Avenue, N.W.
Washington, D.C. 20004-2595
Telephone: (202) 624-2500
Facsimile: (202) 628-5116
rmorvillo@crowell.com
alatimer@crowell.com
frkeith@crowell.com

Counsel for Thomas A. Hooker, Jr.

Maeve O'Connor
DEBEVOISE & PLIMPTON LLP
919 Third Avenue
New York, New York 10022
Telephone: (212) 909-6000
Facsimile: (212) 909-6836
moconnor@debevoise.com

Counsel for Amvescap PLC, INVESCO Funds Group, Inc., INVESCO Distributors, Inc., INVESCO Institutional (N.A.), Inc., INVESCO Assets Management Ltd., INVESCO Global Assets Management (N.A.), AIM Advisors, Inc., AIM Investment Services, Inc., and AIM Distributors, Inc.

Peter M. Collins
HOLLYER BRADY BARRETT & HINES LLP
551 Fifth Avenue
New York, New York 10176
Telephone: (212) 818-1110
Facsimile: (212) 818-0494
Pcollins@hollyerbrady.com

Counsel for The Alger Fund, The Alger Institutional Fund, The Alger American Fund, The Spectra Fund, The China–U.S. Growth Fund, Castle Convertible Fund, Inc., John T. Sargent, Stephen E. O'Neil, Nathan E. Saint-Amand, Charles F. Baird, Roger P. Cheever and Lester L. Colbert

Paul J. Fishman
Andrew W. Goldwater
FRIEDMAN KAPLAN SEILER
& ADELMAN LLP
1633 Broadway
New York, New York 10019
Telephone: (212) 833-1100
Facsimile: (212) 833-1250
Pfishman@fklaw.com
Agoldwater@fklaw.com

Counsel for Mark A. Beeson

J. Gordon Cooney, Jr.
Paul D. Weller
MORGAN, LEWIS & BOCKIUS LLP
1701 Market Street
Philadelphia, Pennsylvania 19103
Telephone: (215) 963-5000
Facsimile: (215) 963-5001
jgcooney@morganlewis.com
pweller@morganlewis.com

Counsel for SEI Investments Distribution Co.

Mark A. Perry
GIBSON, DUNN & CRUTCHER LLP
1050 Connecticut Avenue N.W.
Washington, D.C. 20036
Telephone: (202) 955-8500
Facsimile: (202) 467-0539
mperry@gibsondunn.com

Counsel for Janus Capital Group Inc. and Janus Capital Management LLC

Christopher P. Hall
John M. Vassos
Todd D. Brody
MORGAN LEWIS & BOCKIUS LLP
101 Park Avenue
New York, New York 10178
Telephone: (212) 309-6000
Facsimile: (212) 309-6001
chall@morganlewis.com
jvassos@morganlewis.com
tbrody@morganlewis.com

Counsel for Deutsche Asset Management, Inc., Deutsche Asset Management Investment Services Ltd., Deutsche Bank AG, Investment Company Capital Corp. and Scudder Distributors, Inc.

Thomas L. Taylor III
Asa S. Hami
MORGAN, LEWIS & BOCKIUS LLP
300 S. Grand Avenue, 22nd Floor
Los Angeles, California 90071-3132
Telephone: (213) 612-2500
Facsimile: (213) 612-2501
Tltaylor@morganlewis.com
Ahami@morganlewis.com

Counsel for William N. Post II

Michael W. McTigue Jr.
DRINKER BIDDLE & REATH, LLP
One Logan Square
18th and Cherry Streets
Philadelphia, Pennsylvania 19103
Telephone: (215) 988-2700
Facsimile: (215) 988-2757
michael.mctigue@dbr.com

Counsel for Frederick S. Wonham, Donald L. Campbell, Rodman L. Drake, Joseph H. Dugan, Wolfe J. Frankl, W. Wallace McDowell, Jr., Jonathan Piel, Robert A. Robinson, Alfred C. Tannachion, Morrill Melton Hall, Jr., Ralph E. Gomery and Roger M. Lynch

Phil C. Neal
Mark A. Rabinowitz
NEAL, GERBER & EISENBERG LLP
Two North LaSalle Street
Suite 2200
Chicago, Illinois 60602
Telephone: (312) 269-8083
Facsimile: (312) 269-1747
Mrabinowitz@ngelaw.com

Counsel for Charles P. McQuaid, Ralph Wanger and Columbia Wanger Asset Management

Daniel J. Kramer
Liza M. Velazquez
PAUL, WEISS, RIFKIND, WHARTON
& GARRISON LLP
1285 Avenue of the Americas
New York, New York 10019-6064
Telephone: (212) 373-3000
Facsimile: (212) 757-3990
DKramer@paulweiss.com
LVelazquez@paulweiss.com

Counsel for Bank One Corporation, Banc One Investment Advisors Corporation, Bank One High Yield Partners, LLC, One Group Dealer Services, Inc., One Group Services Company, David J. Kundert, Peter W. Atwater, Richard R. Jandrain, III, Gary J. Madich, Kenneth T. Stevens, David R. Meuse, William G. Jurgenson, William P. Boardman, Richard W. Vague and Richard R. Wad

John F. Pritchard
Eric T. Streck
PILLSBURY WINTHROP
SHAW PITTMAN LLP
1540 Broadway
New York, New York 10036
Telephone: (212) 858-1000
Facsimile: (212) 858-1500
john.pritchard@pillsburylaw.com
eric.streck@pillsburylaw.com

Counsel for U.S. Trust Co., N.A., United States Trust Company of New York, U.S. Trust Company, N.A. and James L. Bailey, Stephen Hassenfelt and Brian F. Schmidt

Daniel A. Pollack
Edward T. McDermott
Anthony Zaccaria
POLLACK & KAMINSKY
114 West 47th Street
New York, New York 10036
Telephone: (212) 575-4700
Facsimile: (212) 575-6560
dapollack@pollacklawfirm.com

Counsel for the Franklin-Templeton Defendants

Bruce E. Clark
William L. Farris
SULLIVAN & CROMWELL LLP
125 Broad Street
New York, New York 10004-2498
Telephone: (212) 558-4000
Facsimile: (212) 558-3588
Clarkb@sullcrom.com
Farrisw@sullcrom.com

Counsel for Strong Capital Management, Inc., Strong Financial Corporation, Strong Investments, Inc., Strong Investor Services, Inc. and Ronald C. Ognar

William P. Ziegelmueller
STETLER & DUFFY, LTD.
11 South LaSalle St., Suite 1200
Chicago, Illinois 60603
Telephone: (312) 338-0211
Facsimile: (312) 338-0070
bziegel@stetlerandduffy.com

Counsel for John Abunassar

Darryl P. Rains
Bryan J. Wilson
MORRISON AND FOERSTER LLP
755 Page Mill Road
Palo Alto, California 94304-1018
Telephone: (650) 813-5600
Facsimile: (650) 494-0792
drains@mofo.com
bwilson@mofo.com

Counsel for The Charles Schwab Corporation and Charles Schwab & Co., Inc.

Paul K. Rowe
Stephen R. DiPrima
Martin J.E. Arms
WACHTELL, LIPTON, ROSEN & KATZ
51 West 52nd Street
New York, New York 10019
Telephone: (212) 403-1000
Facsimile: (212) 403-2000
PKRowe@wlrk.com
SRDrima@wlrk.com
MJEArms@wlrk.com

-and-

James D. Mathias
David Clarke, Jr.
Strider L. Dickson
DLA PIPER RUDNICK GRAY
CARY US LLP
6225 Smith Avenue
Baltimore, Maryland 21209
Telephone: (410) 580-3000
Facsimile: (410) 580-3001
James.mathias@dlapiper.com
David.clarke@dlapiper.com
Strider.dickson@dlapiper.com

Counsel for Bank of America Corporation, Bank of America, N.A., Banc of America Securities LLC, BACAP Distributors, LLC, Banc of America Capital Management, LLC, Columbia Management Group, Inc., Columbia Fund Services, Inc., Columbia Funds Distributor, Inc., Columbia Wanger Asset Management and Columbia Management Advisors, Inc

Richard Shoenstein
Theodore A. Kittila
PAUL, HASTINGS, JANOFSKY
& WALKER LLP
75 E. 55th Street
New York, NY 10022
Telephone: (212) 318-6000
Facsimile: (212) 230-5131
richardschoenstein@paulhastings.com
theodorekittila@paulhastings.com

Counsel for Excelsior Funds Trust, Excelsior Funds, Inc. and Excelsior Tax-Exempt Funds, Inc.

**IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND**

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	)	MDL-1586
	)	Case No. 04-md-15862
Bank of America sub-track	)	
	)	

**REPLY MEMORANDUM IN FURTHER SUPPORT OF
THE MOTION TO DISMISS THE DERIVATIVE COMPLAINT AND THE
CLASS ACTION COMPLAINT IN THE BANK OF AMERICA SUB-TRACK**

TABLE OF CONTENTS

Page

TABLE OF AUTHORITIES ii

ARGUMENT 1

POINT I THE NATIONS FUND DERIVATIVE COMPLAINT MUST BE DISMISSED 1

A. Plaintiff Finnell lacks standing because he does not own shares in any market-timed Nations Fund 1

B. The funds' rights are being enforced by the Nations independent trustees 2

C. Plaintiff's failure to make demand is not excused 4

POINT II PLAINTIFFS DO NOT STATE A CLAIM UNDER SECTION 36(b) OF THE ICA 5

POINT III THE NATIONS CLASS COMPLAINT MUST BE DISMISSED 6

A. Plaintiffs do not state claims under Sections 11 and 12(a)(2) 6

B. Plaintiffs have not pled specific facts against the funds and the trustees sufficient to support a claim under Section 10(b) 8

C. Plaintiffs' tipper liability theory is meritless 9

POINT IV THE FEDERAL CLAIMS OF PLAINTIFF GRIFFITH AND THE "FIDUCIARY SUBCLASS" SHOULD BE DISMISSED FOR LACK OF STANDING 10

POINT V VENUE IS IMPROPER IN SOME OF THE UNDERLYING CASES 10

CONCLUSION 10

TABLE OF AUTHORITIES

Cases **Page**

Bauer v. Sweeny, 964 F.2d 305 (4th Cir. 1992) 2

Blue Chip Stamps v. Manor Drug Stores, 421 U.S. 723 (1975) 10

Cal. Pub. Employees' Ret. Sys. v. Chubb Corp., 394 F.3d 126 (3d Cir. 2004) 7

Chirlin v. Crosby, 1982 WL 17872 (Del. Ch. Dec. 7, 1982) 2

DiLeo v. Ernst & Young, 901 F.2d 624 (7th Cir. 1990) 9

Dura Pharm., Inc. v. Broudo, 125 S. Ct. 1627 (2005) 9

Felzen v. Andreas, 134 F.3d 873 (7th Cir. 1998) 4

Hershey v. MNC Financial, Inc., 774 F. Supp. 367 (D. Md. 1991) 7

ING Principal Protection Funds Derivative Litig., 2005 WL 1107072 (D. Mass. May 9, 2005) 4

In re Bank of New York Derivative Litig., 320 F.3d 291 (2d Cir. 2003) 2

In re Delta & Pine Land Co. Shareholders Litig., 2000 WL 875421 (Del. Ch. June 21, 2000) 4

In re Medimmune, Inc. Securities Litig., 873 F. Supp. 953 (D. Md. 1995) 8

In re Royal Ahold N.V. Sec. & ERISA Litig., 351 F. Supp. 2d 334 (D. Md. 2004) 7, 8

Rombach v. Chang, 355 F.3d 164 (2d Cir. 2004) 7

Williams v. Bank One, 2003 WL 22964376 (N.D. Ill. Dec. 15, 2003) 1

Statutes

15 U.S.C. § 77k(a) 10

15 U.S.C. § 77*l*(a)(2) 10

15 U.S.C. § 80a-2(a)(3) 5

15 U.S.C. § 80a-35(b) 5

Fed. R. Civ. P. 23.1 .... 2, 3

12 Del. C. § 3801 4

Other

In re Principal Investors Fund Inc., SEC No Action Letter, 2005 WL 1160193 (pub. avail. May 13, 2005) 1n

ARGUMENT

POINT I

THE NATIONS FUND DERIVATIVE COMPLAINT MUST BE DISMISSED

A. Plaintiff Finnell lacks standing because he does not own shares in any market-timed Nations Fund.

Fund derivative plaintiff Robert Finnell purports to own shares only in a single mutual fund, the Marsico Growth Fund. He does not allege that this fund was the subject of any market-timing or late-trading. See Nations Supp. at 4.[1] He nevertheless contends in his opposition that he should be able to sue on behalf of all Nations Funds and recover for harms that he himself did not suffer simply because the Nations Funds mutual funds are all housed within a single Nations Funds Trust. Nations Deriv. Opp. at 8-10. This argument runs contrary to all principles of derivative standing. See Nations Supp. at 4-5; Fund Deriv. Omnibus Reply Brief at 20-25; see also Williams v. Bank One, 2003 WL 22964376 (N.D. Ill. Dec. 15, 2003).[2]

Finnell lacks standing for the additional reason that he did not purchase his shares until a year after the primary allegations that underlie his claims took place — e.g., BACAP agreeing to permit Canary to market-time and BAS providing its electronic trading platform to Canary and Trautman Wasserman. See Nations Supp. at 5-6. In his opposition, Finnell does not dispute that he bought his shares after the activities that form the primary basis of his claim took

---

[1] As defendants pointed out in their opening brief (at 4 n.3), there are two Marsico Growth Funds — one is part of the Nations Funds, the other is not. Plaintiff's opposition does not resolve the ambiguity as to which of these funds he owns. Instead, he states that he is a shareholder of "Nations Marsico Fund" — a fund that does not exist. Nations Deriv. Opp. at 2.

[2] The SEC recently confirmed once again that it views "each series of a series investment company [as] a separate investment company." See In re Principal Investors Fund Inc., SEC No Action Letter, 2005 WL 1160193, at *10 & n.10 (pub. avail. May 13, 2005).

place. Instead, he argues that other acts of alleged wrongdoing followed and that he thus purchased his shares "in the midst of timing in the Nations Funds." Nations Deriv. Opp. at 10. Plaintiff then purports to rely on the "continuing wrong" doctrine to show that he satisfies the continuous ownership requirement. Id. at 11.

These arguments fail as a matter of law. To have standing, a derivative plaintiff "must have owned [shares] throughout the course of activities that constitute the primary basis of the complaint." In re Bank of New York Derivative Litig., 320 F.3d 291, 299 (2d Cir. 2003) (emphasis added). Finnell does not dispute that he did not. The fact that he alleges additional wrongdoing that may have taken place after he purchased his shares does not confer standing to sue over earlier acts. Id. And his claim of a "continuing wrong" adds nothing. Nations Deriv. Opp. at 11. The "continuing wrong" doctrine is not "an exception to the contemporaneous ownership rule." In re Bank of New York, 320 F.2d at 298.

The single case on which Finnell relies provides no support for his position. In Chirlin v. Crosby, 1982 WL 17872 (Del. Ch. Dec. 7, 1982), the court dismissed the complaint for lack of standing because, "[a]lthough the complaint sets forth two distinct transactions" that postdated plaintiffs' purchase date, "the grievance to which the complaint is directed . . . clearly took place . . . prior to plaintiffs' obtaining their stock." Id. at *2. Chirlin also rejected plaintiffs' "continuing wrong" argument as simply an attempt to "obscure" that plaintiffs were complaining about a course of conduct that predated their purchase. Id.

B. The funds' rights are being enforced by the Nations independent trustees.

A derivative plaintiff must also "establish that the corporation failed to enforce a right which it properly could have asserted." Bauer v. Sweeny, 964 F.2d 305, 307 n.5 (4th Cir. 1992); see also Fed. R. Civ. P. 23.1. In his opposition brief, Finnell makes no attempt to refute

defendants' showing that the Nations independent trustees have been enforcing, and continue to enforce, the rights of the Nations Funds on issues relating to market-timing and late-trading. See Nations Supp. at 7-8. He instead urges the Court to ignore the trustees' actions on the ground that the public announcements concerning the steps that the trustees were taking on behalf of the funds were not "referenced in the complaint." Nations Deriv. Opp. at 7.

Finnell's argument makes no sense. A plaintiff cannot meet his burden of demonstrating that the trustees are not enforcing rights simply by excluding from his Complaint the public documents that contradict his position. See, e.g., Winograd Aff. Ex. E ("[If] Nations Funds shareholders were adversely affected," "appropriate restitution will be made."); id. Exs. F-H. Moreover, Finnell is incorrect that press releases and other matters of public record cannot be considered on a motion to dismiss. See Fund Deriv. Omnibus Opening Brief at 17 n.15.

In any event, Finnell cannot deny that the SEC settlement with the Nations advisor and distributor was incorporated by reference into the Complaint. See, e.g., Nations Deriv. Compl. ¶¶ 104, 302. The $375 million paid as part of that settlement will be made available for distribution to injured investors according to a methodology to be developed by an Independent Distribution Consultant in consultation with the independent trustees of the Nations Funds. See Nations Supp. at 7. Thus, even putting aside other public documents of which the Court may take judicial notice, id. at 7-8, the trustees' role with respect to the SEC settlement refutes plaintiff's assertion that the trustees have "failed to enforce a right" of the funds. See Fed. R. Civ. P. 23.1; Fund Deriv. Omnibus Opening Brief at 13-17.

Plaintiff's misguided attempt to belittle the steps undertaken by the trustees to enforce the funds' rights ignores well-established law. See Nations Deriv. Opp. at 7. The trustees are entitled to exercise their business judgment to determine how best to safeguard the

interests of the funds. See Felzen v. Andreas, 134 F.3d 873, 875 (7th Cir. 1998). Plaintiff's second-guessing of the trustees amounts to nothing more than a preference that they adopt "a more hostile and litigious position." In re Delta & Pine Land Co. Shareholders Litig., 2000 WL 875421, at *9 (Del. Ch. June 21, 2000). The courts have repeatedly rejected such arguments. Id.; Fund Deriv. Omnibus Brief, Point II.[3]

C. Plaintiff's failure to make demand is not excused.

As discussed in the Nations' opening brief and the Fund Derivative Omnibus Reply Brief, demand is not excused under the bright-line rule provided by the Delaware statute on investment company trustees. See 12 Del. C. § 3801; see also ING Principal Protection Funds Derivative Litig., 2005 WL 1107072, at *5 (D. Mass. May 9, 2005) (trustees "deemed . . . independent and disinterested" in consideration of demand under investment company statute).

Moreover, plaintiff has not pled particularized facts establishing demand futility under the common law. Rather, the Complaint largely relies on generic allegations contained in all of the fund derivative complaints. And as noted in defendants' opening brief (at 9-10), the few Nations-specific demand futility allegations are conclusory and do not satisfy plaintiff's obligation to set forth with particularity reasons demonstrating that demand would have been futile. See Fund Deriv. Omnibus Brief at 27-35; Fund Deriv. Omnibus Reply Brief, Point III.B.[4]

---

[3] Plaintiff's argument that actions by the trustees that postdated the filing of the complaint cannot be considered is also without merit. See Fund Deriv. Omnibus Reply Brief at 9-10.

[4] Plaintiff's opposition is replete with unsupported and unsupportable conclusory allegations. For example, in an attempt to besmirch the trustees to buttress his demand futility argument, plaintiff asserts that the trustees were aware of and approved Canary's late-trading. Nations Deriv. Opp. at 4. However, neither his own Complaint nor any of the regulatory settlements contain any specific allegation that the Nations trustees knew of any late-trading in the Nations Funds.

POINT II

PLAINTIFFS DO NOT STATE A CLAIM UNDER SECTION 36(b) OF THE ICA

Both the class plaintiffs and the fund derivative plaintiff profess to assert claims under Section 36(b) of the ICA. Neither of these claims has any merit, as Section 36(b) does not provide a claim for a "general breach of fiduciary duty," and plaintiffs do not plead an "excessive fee" case. See Nations Supp. at 10-12. Plaintiffs' arguments to the contrary are unpersuasive for the reasons set forth in the Fund Derivative Omnibus Reply Brief (at Point I) and in the following additional respects.

First, class plaintiffs' Section 36(b) claim against the trustees must be dismissed. Class plaintiffs' opposition does not dispute that the trustees are improper targets of a Section 36(b) claim. See Nations Class Opp. at 32-33.

Second, class plaintiffs cannot pursue Section 36(b) claims against BANA and the Nations Funds. See Nations Class Opp. at 32-33. Section 36(b) only provides for a right of action against investment advisors and "affiliated" entities. See 15 U.S.C. § 80a-35(b). Plaintiffs do not allege that BANA and the funds are "affiliated persons" of BACAP or BACAP Distributors, as that term is defined in the ICA. See 15 U.S.C. § 80a-2(a)(3).

Plaintiffs also do not explain how entities that are not investment advisors could have received investment advisory fees — a predicate of any Section 36(b) claim. See 15 U.S.C. § 80a-35(b)(3) ("No such action shall be brought or maintained against any person other than the recipient of such compensation or payments."). Class plaintiffs' cryptic allegation that "BofA defendants" collectively received "significant monies beyond the increased advisory fees," see

Nations Class Opp. at 33 (emphasis added), cannot support a claim under Section 36(b), as that statutory provision does not provide for a cause of action for conduct "beyond" advisory fees.

Third, plaintiffs barely even address the $80 million in fee reductions that are benefiting Nations Funds shareholders. See Nations Supp. at 11-12. Plaintiffs' oppositions do not point to any allegations contending that the fee reductions are insufficient to satisfy any conceivable Section 36(b) recovery.

POINT III

THE NATIONS CLASS COMPLAINT MUST BE DISMISSED

For reasons discussed in the Fund Class Omnibus Reply Brief, class plaintiffs fail to state a claim under Section 10(b) of the Exchange Act and Sections 11 and 12(a)(2) of the Securities Act. Moreover, their state-law claims are preempted by SLUSA.

A. Plaintiffs do not state claims under Sections 11 and 12(a)(2).

Plaintiffs also fail to state a claim under Sections 11 and 12(a)(2) because they have not, among other things, identified the allegedly misleading prospectuses pursuant to which they purportedly purchased their shares. See Fund Class Omnibus Reply Brief at 6. This is particularly important for the Nations Funds because the only Nations prospectuses that contained language concerning market-timing were those issued for international funds after August 2002. Moreover, with respect to plaintiffs' Section 12(a)(2) claims, the trustees and the funds are not proper defendants because they are not alleged to have sold anything directly to plaintiffs to satisfy Section 12(a)(2)'s "privity" requirement. Plaintiffs arguments to the contrary are unpersuasive for the reasons discussed in the Fund Class Omnibus Reply Brief (at 5-8).

Plaintiffs' Section 11 and 12(a)(2) claims are all the more deficient because their allegations sound in fraud, but do not meet Rule 9(b)'s heightened pleading standard. Plaintiffs'

opposition acknowledges that, even though fraud is not an element of a Section 11 or 12(a)(2) claim, Rule 9(b) applies when the complaint's factual allegations sound in fraud. See Nations Class Opp. at 12; see also Cal. Pub. Employees' Ret. Sys. v. Chubb Corp., 394 F.3d 126, 160-63 (3d Cir. 2004) (applying Rule 9(b) and citing cases from six other circuits); Hershey v. MNC Financial, Inc., 774 F. Supp. 367, 375 (D. Md. 1991) (Motz, J.). Plaintiffs contend, however, that their Section 11 and 12(a)(2) claims do not sound in fraud. Nations Class Opp. at 12.

Plaintiffs are incorrect. The Class Complaint alleges that defendants "knew of the detrimental effect that timing had on the Nations Funds," but hid information from investors in order to engage in their "deceitful course of conduct," Nations Class Compl. ¶¶ 2, 103 (emphasis added) — allegations that plaintiffs acknowledge are pled to establish scienter, a distinguishing feature of fraud-based claims. See Fund Class Omnibus Opp. at 26-27. And in the paragraphs setting forth the Section 11 and 12(a)(2) claims, plaintiffs allege that the Bank of America defendants were motivated to commit fraud, Nations Class Compl. ¶¶ 141(b)(c), 148 — again, according to plaintiffs, to "support scienter." See Fund Class Omnibus Opp. at 28. And notwithstanding plaintiffs' assertion in their opposition that the "Securities Act claims are clearly pled as negligence claims," Nations Class Opp. at 12, the word "negligence" or "negligent" never once appears in the seventy-nine-page Complaint. Moreover, plaintiffs cannot circumvent Rule 9(b)'s requirement and "divorce the claims from their fraudulent underpinnings" simply by attaching a one-sentence disavowment of fraud before their Section 11 and 12(a)(2) claims. See, e.g., Chubb, 394 F.3d at 160; Rombach v. Chang, 355 F.3d 164, 172 (2d Cir. 2004); In re Royal Ahold N.V. Sec. & ERISA Litig., 351 F. Supp. 2d 334, 403 (D. Md. 2004) (Blake, J.); Hershey, 774 F. Supp. at 376 & n.11.

As defendants explained in their opening brief (at 13), the Complaint does not satisfy Rule 9(b)'s standard, especially with respect to the funds and the trustees. The Complaint fails to make a particularized showing that the trustees or the funds were aware of Canary's arrangement with BACAP. The Complaint also contains no particularized allegations that the trustees or the funds were aware of Canary's or the Introducing Brokers' alleged late-trading.

B. Plaintiffs have not pled specific facts against the funds and the trustees sufficient to support a claim under Section 10(b).

In addition to the reasons set forth in the omnibus briefs, plaintiffs' Section 10(b) claims against, among others, the Nations Funds and the Nations independent trustees fail for the additional reason that, although these claims are indisputably subject to the heightened pleading standards of Rule 9(b) and the PSLRA, the Class Complaint alleges no particularized facts indicating that the funds or the trustees participated in any market-timing schemes. If anything, the funds were victims of the alleged market-timing. To satisfy the scienter standard, plaintiff must plead facts demonstrating intentional misconduct or recklessness by each defendant. Royal Ahold, 351 F. Supp. 2d at 368. It is not enough to attack defendants as a group, as plaintiffs seek to do. See, e.g., In re Medimmune, Inc. Securities Litig., 873 F. Supp. 953, 960-61 (D. Md. 1995). Plaintiffs' opposition does not attempt to explain how plaintiffs' generalized group allegations could possibly support the strong inference of scienter that the PSLRA requires, or satisfy the requirement that all facts constituting the alleged fraud be pled with particularity. See Fund Class Omnibus Opening Brief at 24-27.[5]

[5] Indeed, the sole factual allegation directed at the independent trustees is their approval of a redemption fee with certain exemptions. Nations Class Compl. ¶ 111. Plaintiffs imply that the trustees knew about the Canary relationship by citing an internal BACAP e-mail stating that the proposed exemptions would give BACAP the ability to exempt the Stern account from the

(footnote continued)

C. Plaintiffs' tipper liability theory is meritless.

Plaintiffs' opposition provides no explanation as to how the allegations supporting their Section 10(b) "tipping" claim satisfy the heightened pleading standards of Rule 9(b) and the PSLRA. See Nations Class Opp. at 27-30. First, these allegations contradict the SEC and NYAG settlements upon which plaintiffs rely elsewhere in the Complaint. See Nations Class Compl. ¶ 70. Plaintiffs do not dispute that there was no finding by the regulators of any improper tipping relating to the Nations Funds. This is in contrast to other fund families where such findings were made. See, e.g., SEC Order, In re Alliance Capital Management ¶¶ 3, 57.

Moreover, plaintiffs do not identify with particularity the alleged "tipper" that supposedly conveyed inside information. See Nations Supp. at 16. Instead, the allegations here, as elsewhere, simply lump the advisor, the distributor, the trustees, and the brokers together and refer to all of them as "BofA Defendants." See, e.g., Nations Class Compl. ¶ 132. Generalized allegations such as these are insufficient to state a claim under Section 10(b). See DiLeo v. Ernst & Young, 901 F.2d 624, 627 (7th Cir. 1990).

Plaintiffs also have not pled any facts indicating how they have been damaged by the alleged tipping, a prerequisite of any private cause of action under Section 10(b). See Fund Class Omnibus Reply Brief at 13-14; see also Dura Pharm., Inc. v. Broudo, 125 S. Ct. 1627, 1632 (2005). According to plaintiffs' allegations, tips were provided to outsiders to allow them to take short positions in individual stocks that the mutual funds were holding. See Nations Class Compl. ¶ 132. As these alleged hedging transactions took place outside of the Nations

---

(footnote continued)

redemption fee. Id. ¶ 112. Plaintiffs, however, do not plead any particularized facts showing that this email or the information contained in it was communicated to the independent trustees.

Funds mutual funds, plaintiffs do not and cannot explain how these activities impacted the funds' NAVs, which are determined solely by the prices of the funds' underlying securities.

POINT IV

THE FEDERAL CLAIMS OF PLAINTIFF GRIFFITH AND THE "FIDUCIARY SUBCLASS" SHOULD BE DISMISSED FOR LACK OF STANDING

Plaintiffs in the fiduciary subclass cannot pursue federal securities law claims for the simple reason that they were not purchasers, sellers, or even the legal title-holders of any mutual fund shares. See 15 U.S.C. § 77k(a) ("any person acquiring such security . . . may . . . sue"); 15 U.S.C. § 77*l*(a)(2); Blue Chip Stamps v. Manor Drug Stores, 421 U.S. 723, 739 (1975). Plaintiffs' attempt to circumvent these well-settled limitations by arguing that they are "beneficial owners" of the shares is unavailing. See Nations Class Opp. at 42. While the trusts remained in effect, plaintiffs lacked any power to make investment decisions with respect to their shares. The cases cited by plaintiffs concerning shareholders whose securities are held in the names of other entities but who retain the right to make investment decisions are irrelevant.

POINT V

VENUE IS IMPROPER IN SOME OF THE UNDERLYING CASES

Because this Court can defer consideration of defendants' objections to venue until termination of this MDL, defendants note only that plaintiffs do not dispute that some of the underlying cases were brought in jurisdictions with no connection to the parties and witnesses.[6]

CONCLUSION

For the reasons set forth above and in the omnibus briefs, the Nations Class and Derivative Complaints should be dismissed in their entirety.

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6 Defendants also reserve the right to move for a transfer under 28 U.S.C. § 1404.

Respectfully submitted,

WACHTELL, LIPTON, ROSEN & KATZ

By: /s/ Stephen R. DiPrima
Stephen R. DiPrima
Martin J.E. Arms
Chi T. Steve Kwok
Sarah Fern Meil

51 West 52nd Street
New York, New York 10019
(212) 403-1000 (phone)
(212) 403-2000 (facsimile)

James D. Mathias
David Clarke, Jr.
Strider L. Dickson
DLA PIPER RUDNICK GRAY CARY US LLP
6225 Smith Avenue
Baltimore, Maryland 21209
(410) 580-3000 (phone)
(410) 580-3001 (facsimile)

Attorneys for Bank of America Corporation, Bank of America, N.A., Banc of America Capital Management, LLC, BACAP Distributors, LLC, and Banc of America Securities, LLC

Stephen Colangelo
Laurie Hand
MORRISON & FOERSTER, LLP
1650 Tysons Blvd., Suite 300
McLean, Virginia 22102
(703) 760-7700 (phone)
(703) 760-7777 (facsimile)

Attorneys for the Nations Funds Trust, James B. Sommers, and Thomas S. Word, Jr.

Tariq Mundiya
Eilish Cahalan
WILLKIE FARR & GALLAGHER, LLP
787 Seventh Avenue
New York, New York 10019
(212) 728-8000 (phone)
(212) 728-8111 (facsimile)

Attorneys for William P. Carmichael, William H. Grigg, Thomas F. Keller, Carl E. Mundy, Jr., Cornelius J. Pings, Charles B. Walker, and Edmund L. Benson, III

May 27, 2005

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	MDL Docket No. 1586
	Case No. 04-MD-15862
This Document Relates To:	
BANK OF AMERICA/NATIONS FUNDS SUB-TRACK	

REPLY MEMORANDUM OF LAW IN FURTHER SUPPORT OF ROBERT H. GORDON'S MOTION TO DISMISS THE CONSOLIDATED AMENDED CLASS ACTION COMPLAINT, THE FUND DERIVATIVE COMPLAINT, AND THE DERIVATIVE COMPLAINT BROUGHT ON BEHALF OF THE BANK OF AMERICA OR, IN THE ALTERNATIVE, TO STRIKE CERTAIN ALLEGATIONS FROM THE CLASS ACTION COMPLAINT

FRIED, FRANK, HARRIS, SHRIVER
& JACOBSON LLP
One New York Plaza
New York, New York 10004
(212) 859-8000

Attorneys for Robert H. Gordon

TABLE OF CONTENTS

PAGE

TABLE OF AUTHORITIES .... ii, iii

POINT I. THE DERIVATIVE COMPLAINTS SHOULD BE DISMISSED FOR FAILURE TO MAKE DEMAND 1

A. Demand On The Fund Board Is Not Excused With Regard To Gordon 1

B. Parent Derivative Plaintiffs Concede Gordon's Motion 2

POINT II. THE CLASS ACTION CLAIMS AGAINST ROBERT GORDON SHOULD BE DISMISSED 2

A. The Late Trading Claim Should Be Dismissed Or The Allegations Stricken 2

B. The Section 11 Claim Should Be Dismissed Because Gordon Is Not Alleged To Have Been A Signatory of Any Allegedly False Registration Statement Or A Trustee At That Time 3

C. The 10-b(5) Claims Should Be Dismissed 4

1. The "Scheme" Allegations Cloak An Improperly Pled Disclosure Case 4

2. No Fraudulent Acts Are Alleged 5

3. No Facts Are Alleged Showing Scienter 6

4. Robert Gordon Is Not A "Tipper" 8

POINT III. The Control Person Claims Should Be Dismissed 8

A. Section 20/Section 15 (Class Complaint) 8

B. Plaintiffs Have Not Pled Control Person Liability Under ICA Section 48 (Class Complaint; Fund Derivative Complaint) 9

TABLE OF AUTHORITIES

CASES **PAGE**

Beam v. Stewart, 845 A.2d 1040 (Del. 2004) ... 1

Carpenter v. Harris, Upham & Co., 594 F.2d 388 (4th Cir. 1979) ... 9

Eastern Shore Mkts., Inc. v. J.D. Assocs. Ltd. P'ship, 213 F.3d 175 (4th Cir. 2000) ... 3

Halligan v. Standard & Poor's/Intercapital Income Sec. Inc., 434 F. Supp. 1082 (E.D.N.Y. 1977) ... 8 n.12

In Re Alliance Pharm. Corp. Sec. Litig., 279 F. Supp. 2d 171 (S.D.N.Y. 2003) ... 3

In re Criimi Mae Inc. Sec. Litig., 94 F. Supp. 2d 652 (D. Md. 2000) ... 9 n.13

In re Cryomedical Scis., Inc. Sec. Litig., 884 F. Supp. 1001 (D. Md. 1995) ... 9 n.13

In re First Union Corp. Sec. Litig., 128 F. Supp. 2d 871 (W.D.N.C. 2001) ... 2, 6

In re Flanagan, Rel. No. ID-160, 2000 WL 98210 (SEC Jan. 31, 2000) ... 5

In re Medimmune, Inc. Sec. Litig., 873 F. Supp. 953 (D. Md. 1995) ... 9 n.13, 10

In re Royal Ahold Sec. Litig., 351 F. Supp. 2d 334 (D. Md. 2004) ... 8, 9

Lentell v. Merrill Lynch & Co., 396 F.3d 161 (2d Cir. 2005) ... 5

Merrill Lynch & Co. Research Reports Sec. Litig., 2762 F. Supp. 2d 243 (S.D.N.Y. 2003) ... 5

Ottmann v. Hanger Orthopedic Group, Inc., 353 F.3d 338 (4th Cir. 2003) ... 7 n.10

Prusky v. Aetna Life Ins. & Annuity Co., Civ. A. No. 03-6264, 2004 WL 2384967 (E.D. Pa. Oct. 25, 2004) ... 5

Shields v. Citytrust Bancorp, Inc., 25 F.3d 1124 (2d Cir. 1994) 6

Smith v. Circuit City Stores, Inc., 286 F. Supp. 2d 707 (E.D. Va. 2003) 8 n.11

Walker v. Cardinal Sav. & Loan Ass'n, 690 F. Supp. 494 (E.D. Va. 1988) 9 n.13

OTHER AUTHORITIES

Fed. R. Civ. P. 8 ....3, 4

Fed. R. Civ. P. 9(b) 3,4

Fed. R. Civ. P. 12(f) 3, 10

15 U.S.C. Sec. 77k(a)..3

Defendant Robert H. Gordon submits this reply in further support of his motion (Doc. 634) to dismiss the Consolidated Amended Class Action Complaint ("CACmpt."), the Consolidated Amended Fund Derivative Complaint ("FundCmpt.") and the Verified Amended Derivative Complaint for Breach of Fiduciary Duty ("PCmpt."), and in the alternative to strike the late trading allegations from the Class Complaint.[1]

POINT I.

THE DERIVATIVE COMPLAINTS SHOULD BE DISMISSED FOR FAILURE TO MAKE DEMAND

A. Demand On The Fund Board Is Not Excused With Regard To Gordon.

The Fund Derivative Plaintiffs concede that Gordon is independent from the Board (Fund Deriv. Opp. at 7 n.7),[2] but assert that "Gordon's removal as a Trustee prior to the commencement of the initial actions here would not change the demand futility analysis, because the other Trustees could not impartially consider demand as a result of *their* exposure to liability." *Id.* This argument is wrong: even were the directors conflicted in considering a suit against themselves, there is no impediment to their deciding whether to assert claims against Robert Gordon. *See Beam v. Stewart*, 845 A.2d 1040, 1051 (Del. 2004) (demand decided as to each claim separately). A demand as to him would not have been "futile."

1 This Reply does not repeat the arguments set forth in the Fund Defendants' Class Action Reply (Doc. 752) ("CA Omnibus Reply"), the Parent Derivative Reply (Doc. 732), or the Fund Defendants' Fund Derivative Reply (Doc. 751), or the supplemental briefs filed by other parties including Bank of America, N.A., but joins in those arguments to the extent applicable.

2 The Fund Derivative Plaintiffs' Opposition Brief (Doc. 717) is referred to as the "Fund Deriv. Opp."; the Parent Derivative Plaintiffs' Opposition Brief (Doc. 693), as the "Parent Deriv. Opp."; the Class Plaintiffs' Supplemental Opposition Brief (Doc. 726), as "CA Supp. Opp.; and the Class Plaintiffs' Omnibus Opposition Brief (Doc. 695), as "CA Omnibus Opp." The Memorandum in Support of Robert Gordon's Motion to Dismiss, filed with the Court on March 7, 2005 (Doc. 634) is the "Opening Mem."

B. Parent Derivative Plaintiffs Concede Gordon's Motion

The Bank of America Derivative Plaintiffs make no effort to respond to Robert Gordon's motion to dismiss, and by failing to address it, have conceded its merit. Plaintiffs describe their action as a "derivative action [that] seeks to hold accountable the directors of the Bank of America Corporation." Parent Deriv. Opp. at 1 (emphasis added). Gordon was not a director of Bank of America Corporation. He is a mere afterthought to the Complaint, and is mentioned just once in Plaintiffs' forty-page opposition brief, and then only in the "factual background" section (Parent Deriv. Opp. at 8-9), which asserts that Gordon received an email from a Bank of America Securities salesperson. This allegation does not address whether demand with regard to Robert Gordon should be excused, and Plaintiffs do not assert that it does. Because Plaintiffs have not responded to Robert Gordon's motion, they have conceded it, and the Parent Derivative Action should be dismissed as to Robert Gordon.[3]

POINT II.
THE CLASS ACTION CLAIMS AGAINST ROBERT GORDON SHOULD BE DISMISSED

The Class Plaintiffs' Opposition to Robert Gordon's motion rehashes the Complaint's insufficient factual allegations without ever explaining why they are sufficient to state a claim for relief.

A. The Late Trading Claim Should Be Dismissed Or The Allegations Stricken

Robert Gordon moved to dismiss the claims premised on late trading, or in the alternative to strike the late trading allegations, because there are no facts alleged that link him to late trading. Plaintiffs' response, in a footnote, merely contends that they are entitled to a trial on this issue. CA Supp. Opp. at 16 n.14. However, trials are only required for disputed issues of fact and plaintiffs allege no facts at all with regard to Gordon and late trading. *In re First Union Corp. Sec. Litig.*, 128 F. Supp.

[3] To the extent Plaintiffs contend that demand is excused because claims are made against the director defendants, that argument does not apply to Gordon, who is not a director. *See* point I.A, above.

2d 871, 883 (W.D.N.C. 2001) (dismissing certain 10b-5 claims because "[t]he Amended Complaint contains no specific factual averments buttressing Plaintiffs' claims.").

The single reference in the body of the Complaint[4] to Robert Gordon in connection with late trading is the conclusory assertion that: "Mr. Gordon . . . negotiated and approved market timing and late trading capacity . . .." CACmpt. ¶24. This fact-free statement does not create a right to jury trial. *See Eastern Shore Mkts., Inc. v. J.D. Assocs. Ltd. P'ship*, 213 F.3d 175, 180 (4th Cir. 2000) ("unwarranted inferences, unreasonable conclusions, or arguments" not credited). The Complaint alleges no conversation, e-mail, communication or event supporting its assertion and therefore fails to meet both Fed. R. Civ. P. 8 and 9(b). All claims based on late trading (*i.e.*, in the Fourth, Fifth, Ninth, Tenth, Eleventh and Thirteenth Causes of Action) should therefore be dismissed, or the allegations regarding Robert Gordon and late trading stricken. *See* Fed. R. Civ. P. 12(f).

B. The Section 11 Claim Should Be Dismissed Because Gordon Is Not Alleged To Have Been A Signatory of Any Allegedly False Registration Statement Or A Trustee At That Time

Plaintiffs concede that Robert Gordon was <u>not</u> a Trustee prior to October 2002, and that he did <u>not</u> sign any registration statement, offering memorandum, or prospectus prior to that date. CA Supp. Opp. at 10-11 and Exhs. A-C; *see* Opening Mem. at Exh. A. Furthermore, the effective date of the October 2002 registration statement amendment to which the Plaintiffs refer in their brief is 60 days after October 23, 2002, or December 23, 2002. Thus, prior to December 23, 2002, Robert Gordon has no conceivable Section 11 liability. *See* 15 U.S.C. Sec. 77k(a) (liability arises for "any part of the registration statement, <u>when such part became effective</u>.") (emphasis added); *see also In Re Alliance Pharm. Corp. Sec. Litig.*, 279 F. Supp. 2d 171, 184-85 (S.D.N.Y. 2003).

4 Late trading is mentioned in passing in various "Causes of Action" brought against Gordon (*e.g.*, CACmpt. ¶¶139-251), but those sections do not allege facts.

Moreover, Plaintiffs allege no identifiable statement made after December 23, 2002 as materially inaccurate. Under both Fed. R. Civ. P. 9(b) (*See* Bank's Supplemental Reply at 6-7) and Fed. R. Civ. P. 8, the claim should therefore be dismissed. Because all documents quoted in the Complaint date from August 2002 or earlier,[5] Plaintiffs' contention that they "have clearly pled allegations regarding omissions and misrepresentations in the Nations Fund prospectuses beginning in 1998 and ending in September 2003" (CA Supp. Opp. at 10) is simply false. Even Plaintiffs' opposition brief – which alleges that Gordon signed registration statements effective in December 2002 and in 2003 – does not allege what in those documents is materially inaccurate. *See* CA Supp. Opp. at 10-11; Exhs. A-C. In addition, Plaintiffs have withdrawn their allegations that Gordon made false and misleading statements in connection with their 10b-5 claim (CA Supp. Opp. at 15 and n.12), which is further evidence that they lack a basis to assert their Section 11 claim. In short, because Robert Gordon was not a signatory to any liability document that Plaintiffs have adequately alleged to be false,[6] the Section 11 claims against Robert Gordon should be dismissed.

C. The 10-b(5) Claims Should Be Dismissed

1. The "Scheme" Allegations Cloak An Improperly Pled Disclosure Case

Apparently recognizing the force of Robert Gordon's motion to dismiss, Class Plaintiffs now assert that they did not intend to allege that Gordon made any statements to the investing public (CA Supp. Opp. at 15 and n.12) and that this is not a disclosure case at all. Rather, they spin it as a "scheme" case under 10b-5(a) and (c).[7]

---

5 Plaintiffs do not specify the date of the prospectus "in 2002" that they quote. CACmpt. ¶110-11. However, based on the language quoted, it appears to be the August 1, 2002 prospectus. Mr. Gordon did not sign that prospectus.

6 The other Securities Act claim against Mr. Gordon (under Section 12(2)), also should be dismissed for the reasons stated in the CA Omnibus Reply at 7; he is not a "statutory seller."

7 Because Plaintiffs have now withdrawn the allegations that Robert Gordon violated section 10b-5(b) by making misleading statements, that claim should be dismissed.

However, neither the Complaint nor the opposition brief articulate a "scheme" that has any independence from the disclosure in the Funds' prospectuses. Critically, Plaintiffs, the SEC, and other courts acknowledge that market timing is not per se illegal. *See, e.g.,* CA Omnibus Opp. at 20-21; *In re Flanagan*, Rel. No. ID-160, 2000 WL 98210, at *5 (SEC Jan. 31, 2000); *Prusky v. Aetna Life Ins. & Annuity Co.*, Civ. A. No. 03-6264, 2004 WL 2384967, *7 (E.D. Pa. Oct. 25, 2004). Consequently, facilitating, permitting, approving, or knowing about market timing does not establish participation in an illegal scheme unless there is a failure to make required disclosures of the timing activity to investors. CA Omnibus Opp. at 13-14. Plaintiffs' own opposition brief recognizes that disclosure is an essential part of its theory: it describes the case as "an omissions case against the Fund Defendants, and a fraudulent scheme against all defendants." CA Omnibus Opp. at 13; CA Supp. Opp. at 15 n.12.[8]

Plaintiffs' attempt to avoid the strictures of *Central Bank* by recasting this case as a "scheme" case fails. *See Merrill Lynch & Co. Research Reports Sec. Litig.*, 2762 F. Supp. 2d 243, 264 (S.D.N.Y. 2003) (dismissing alleged "scheme" that merely repackages 10b-5(b) claim); *Lentell v. Merrill Lynch & Co.*, 396 F.3d 161, 177 (2d Cir. 2005) (where sole basis for 10b-5(a) and (c) claims are alleged misrepresentations and omissions, claim fails).

2. No Fraudulent Acts Are Alleged

Even under a "scheme" banner, the Class Complaint fails because it does not allege particular facts showing that Gordon committed a fraud. Plaintiffs merely state that Gordon

[8] This distinction does not appear in the Complaint, but is a post-hoc attempt to salvage an untenable pleading. The Complaint does not articulate separate disclosure and scheme counts, sues Robert Gordon both in Count Four and the first Count Five, and does not distinguish between those defendants alleged to have participated only in a scheme and those alleged to have violated the disclosure provisions. Indeed the term "Fund Defendants" does not appear in the Complaint. Moreover, although class counsel withdrew its 10b-5(b) disclosure case against Robert Gordon, it persists in its Section 11 case against him. For the reasons set forth herein, even the revised characterization in the opposition brief does not state a claim. Having presented a revised theory of the case in their opposition, Plaintiffs should be denied further leave to amend.

> "negotiated and approved market timing and late trading" and "assisted, facilitated, approved, condoned and/or failed to prevent [other defendants' improper trading activity" and that he was "kept abreast of the negotiations with Defendant Stern . . . and had provided Defendant Sihpol with a list of Nations Funds from which Canary had made its selection of target funds."

CA Supp. Opp. at 15-16 (under the heading "Gordon's Role in the Fraudulent Scheme"). These jumbled assertions are conclusory and therefore insufficient. *See Shields v. Citytrust Bancorp, Inc.*, 25 F.3d 1124, 1129 (2d Cir. 1994) (allegations so broad and conclusory as to be meaningless). They do not allege, as required, facts as to who, what, when, where and how. *In re First Union*, 128 F. Supp. 2d at 884. Moreover, these acts are not fraudulent and cannot form the basis of well pleaded liability for securities fraud: as noted above, there is nothing per se improper about negotiating, facilitating, or approving market timing, as Plaintiffs well know. *See* CA Omnibus Opp. at 20-21.

3. No Facts Are Alleged Showing Scienter

Class Plaintiffs premise their scienter argument on the conclusory allegations that he "negotiated and approved market timing and late trading capacity," "assisted, facilitated, approved, condoned and/or failed to prevent [other defendants'] improper trading activity" and "was kept abreast of the negotiations with Defendant Stern and had provided Defendant Sihpol with a list of Nations Funds from which Canary had made its selection." CA Supp. Opp. at 23-24. But none of the acts alleged are facially improper, and do not imply scienter. *See* Opening Mem. at 10-11. *In re First Union*, 128 F. Supp. 2d at 886 ("It is not sufficient for a plaintiff to plead facts that could plausibly be consistent with innocent conduct."). Approving market timing was not, and is not illegal, and Plaintiffs have pleaded no other allegations showing scienter as to Gordon.[9]

---

[9] Plaintiffs assert that "Gordon's scienter is further evidenced by numerous emails . . . demonstrating Gordon's knowledge of the fraudulent scheme." CA Supp. Opp. at 23. These emails do nothing of the sort. At most, they show that Robert Gordon knew that Canary was market timing. Because market timing is not illegal, knowing about it does not show fraudulent intent. Class Plaintiffs also distort the record on "sticky assets." The only statement of

Plaintiffs also imply (in a parenthetical) that scienter is evidenced in Gordon's proposing redemption fees while making an exception for Canary. CA Supp. Opp. at 24; CACmpt. ¶111. Just the opposite inference is required: the exception was publicly disclosed in the prospectus from which Plaintiffs quote in ¶110, along with an explicit statement that Nations Funds had agreements with certain accounts to permit market timing.[10]

Plaintiffs insist that they have sufficiently pled motive, yet cite no supporting facts. In their opposition brief, Plaintiffs rely solely on the conclusory assertion that Robert Gordon, as a Trustee, somehow earned fees related to "derivative swap transactions" (CA Supp. Opp. at 26 (quoting CACmpt. ¶190)) but that allegation is not supported by any facts and cannot support liability. Plaintiffs do not allege the amount, timing, or circumstances of that "fee." For example, they do not allege that Robert Gordon received a commission for those transactions, which were allegedly arranged by Sihpol (not Gordon) through the "derivatives desk." CACmpt. ¶91. Gordon is not alleged to have worked on that desk or supervised it (he did not).[11] Given this, the illogical allegation that the Nations Fund Trustees,

---

Gordon's regarding sticky assets is his unequivocal email to a senior bank official that "[t]he corresponding balances . . . are nice but I wouldn't do it for that." CA Cmpt. ¶93 (emphasis added); CA Supp. Opp. at 16 n.14. Plaintiffs cite an email in which Ted Sihpol wrote to Gordon about sticky assets, CA Cmpt. ¶92, but that e-mail implies nothing at all about Gordon's view of sticky assets, as opposed to Sihpol's, and certainly not a "strong inference".

10 Specifically, that prospectus stated that "shares redeemed from accounts where by agreement with Nations Funds short-term trading activity is permitted" are exempt from the redemption fee. *See* Nations Fund International/Global Stock Funds Prospectus dated August 1, 2002 (Exh. A) at 44, 47-48; CACmpt. ¶110 (quoting from prospectus without quoting this key provision), ¶111 (acknowledging exemption but not stating that it was publicly disclosed). Explicitly and publicly exempting traders with short-term trading agreements, like Canary, from the redemption fee shows just the opposite of scienter: it shows that Robert Gordon did not believe that he had anything to hide or was doing anything improper. *Ottmann v. Hanger Orthopedic Group, Inc.*, 353 F.3d 338 (4th Cir. 2003) (affirming dismissal; holding that disclosure "militates a against a finding that Appellees acted with a culpable state of mind").

11 Nor do Class Plaintiffs allege facts supporting their conclusion that Robert Gordon earned additional monies from the alleged market timing based on "assets under management." CA Supp. Opp. at 26-27. They do not allege (because they cannot) that he received a commission or other compensation based on assets under management. In any event, an executive's desire for a profit is not a motive for fraud. *See Smith v. Circuit City Stores, Inc.*, 286 F. Supp. 2d 707, 716 (E.D. Va. 2003).

as a group, benefited from the "derivative swap transactions" does not support a strong inference of scienter as to Gordon.

4. Robert Gordon Is Not A "Tipper"

Class Plaintiffs do not refute Robert Gordon's showing that they fail to allege any facts to support their "tipper" claim against him. Instead of pointing to facts showing that Robert Gordon improperly supplied information to anyone, plaintiffs offer an exposition of insider trading without even mentioning Robert Gordon. CA Supp. Opp. at 28-30. The tipper claim against Robert Gordon has therefore been effectively abandoned, and should be dismissed.[12]

POINT III.
THE CONTROL PERSON CLAIMS SHOULD BE DISMISSED

A. Section 20/Section 15 (Class Complaint)

No Control Alleged. In urging the Court to find that they have adequately pled their section 20 claim against Robert Gordon, Class Plaintiffs rely upon *Royal Ahold* for the proposition that control is alleged when the plaintiffs plead that the defendants had "influenced and controlled . . . the content and dissemination of the various statements and SEC filings" that were alleged to be false and misleading. CA Supp. Opp. at 37. Class Plaintiffs, however, have alleged no such facts about Robert Gordon. Plaintiffs contend that Robert Gordon exercised control by sending and receiving e-mails about market timing. However, those emails do not relate to disclosure and thus do not demonstrate control over that process.

---

12 With respect to the Class Plaintiffs' Claims under ICA section 36(b), Gordon is not alleged to have "receive[d] any money paid by the investment company for investment advisory services", and therefore cannot be liable. *See Halligan v. Standard & Poor's/Intercapital Income Sec. Inc.*, 434 F. Supp. 1082, 1085 (E.D.N.Y. 1977); CA Omnibus Reply at 18-19.

No Culpable Participation. Plaintiffs urge this Court to hold that they need not plead facts to show that Robert Gordon was a culpable participant in the alleged fraud. CA Supp. Opp. at 37-38. The Fourth Circuit has held that, by promulgating section 20,

> [t]he intent of Congress reflected a desire to impose liability only on those who fall within its definition of control and who are in some meaningful sense culpable participants in the acts perpetrated by the controlled person.

Carpenter v. Harris, Upham & Co., 594 F.2d 388, 394 (4th Cir. 1979) (emphasis added). Though it may be that "*Carpenter* does not directly address or resolve the question of what must be pled [under section 20] to survive a motion to dismiss," *In re Royal Ahold Secs. Litig.*, 351 F. Supp. 2d 334, 408 (D. Md. 2004) at 408, the Circuit's view of the legislative intent behind section 20 confirms that participation in the alleged fraud by the controlling person must be alleged in order to ensure that liability is imposed only upon those who are culpable.[13] Plaintiffs have not alleged culpable participation here and dismissal should be granted.

B. Plaintiffs Have Not Pled Control Person Liability Under ICA Section 48 (Class Complaint; Fund Derivative Complaint)

No Control Alleged. The Fund and Class Plaintiffs' "control" allegations against Robert Gordon do not specify how Robert Gordon exercised "control" over the approval of the Advisory agreements and the 12b-1 plans or over any other conduct that Plaintiffs contend was illegal. *See* FundCmpt. ¶¶647-49; CACmpt. ¶¶213-23. All that either Complaint does is assert Robert Gordon's positions as President of BACAP and as Trustee. That is not sufficient. *See In re Medimmune,* 873 F. Supp. at 961 (plaintiff may not allege "control" based solely on the status or position of defendant).

13 *See In re Criimi Mae Inc. Sec. Litig.*, 94 F. Supp. 2d 652, 657 (D. Md. 2000) (plaintiffs must allege culpable participation); *In re Cryomedical Scis., Inc. Sec. Litig.*, 884 F. Supp. 1001, 1012 (D. Md. 1995) (plaintiffs must allege that defendants "in some meaningful sense, were culpable participants in Cryomedical's alleged illegal activity"); *In re Medimmune, Inc. Sec. Litig.*, 873 F. Supp. 953, 960-61 (D. Md. 1995) ("Allegations of 'control' must set forth that a given Defendant had both the power to control a person and that the Defendant, in bad faith, directly or indirectly induced the act constituting the violation."); *Walker v. Cardinal Sav. & Loan Ass'n*, 690 F. Supp. 494, 500 (E.D. Va. 1988) ("plaintiffs must also allege and prove the defendants' culpable conduct).

No Culpable Participation. In the utter absence of any allegations of control or culpable participation, the section 48 claims against Robert Gordon should be dismissed.

CONCLUSION

For the foregoing reasons, and as articulated in the Opening Memorandum, Robert H. Gordon's motions to dismiss should be granted and the Complaints dismissed in their entirety as against him, with costs. In the alternative, the reference to late trading as to Robert Gordon in Class Complaint paragraph 24 and in the claims for relief (*i.e.*, in the Fourth, Fifth, Ninth, Tenth, Eleventh and Thirteenth Causes of Action) should be stricken pursuant to Fed. R. Civ. P. 12(f).

Dated: New York, New York
May 27, 2005

Respectfully submitted,

FRIED, FRANK, HARRIS, SHRIVER
& JACOBSON LLP

By: /s/ David M. Morris
David M. Morris
(A Member of the Firm)
One New York Plaza
New York, New York 10004-1980
(212) 859-8000

Attorneys for Defendant
Robert H. Gordon

Of Counsel: Robert E. Juceam
Jennifer L. Colyer

UNITED STATES DISTRICT COURT
DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION ALLIANCE, FRANKLIN/TEMPLETON, BANK OF AMERICA/NATIONSFUNDS and PILGRIM BAXTER This Document Relates To: Bank of America Subtrack	MDL 1586 Case No. 04-MD-15862 (AMD)

REPLY MEMORANDUM IN SUPPORT OF RICHARD M. DEMARTINI'S MOTION TO DISMISS THE CONSOLIDATED CLASS ACTION AMENDED COMPLAINT, THE CONSOLIDATEDAMENDED FUND DERIVATIVE COMPLAINT, AND THE VERIFIED AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY

MORVILLO, ABRAMOWITZ, GRAND
IASON & SILBERBERG, P.C.
565 Fifth Avenue
New York, New York 10017
212-856-9600
Attorneys for Defendant Richard M. DeMartini

TABLE OF CONTENTS

TABLE OF AUTHORITIES ii

ARGUMENT 1

I. THE CLASS ACTION COMPLAINT'S 10b-5 CLAIMS FAIL TO ADEQUATELY ALLEGE THAT MR. DEMARTINI ACTED WITH SCIENTER 1

A. An Allegation That an Individual Received Two E-Mails, Without More, Is Insufficient to Establish Scienter 2

B. Class Plaintiffs Fail to Allege that Mr. DeMartini Was Aware of the Facts They Now Contend Should Have Been Disclosed in Nations Funds Prospectuses 3

C. Class Plaintiffs' Legal Conclusions Are Insufficient to Establish Mr. DeMartini's Scienter 4

D. Class Plaintiffs Non-Particularized Motive and Opportunity Allegations Are Insufficient to Establish Scienter 5

II. THE CLAIM ASSERTED AGAINST MR. DEMARTINI UNDER SECTION 36(b) OF THE ICA MUST BE DISMISSED 6

III. THE CONTROL PERSON CLAIMS AGAINST MR. DEMARTINI MUST BE DISMISSED 7

A. Class Plaintiffs' Complaint Fails to State a Section 20(a) Control Person Claim 7

1. The Class Action Complaint Fails to Adequately Allege that Mr. DeMartini Was A Control Person of a Primary Violator of Section 10(b) 7

2. The Complaint Fails to Allege that Mr. DeMartini Was A Culpable Participant in the Acts Purportedly Undertaken by the Primary Violator 9

B. Plaintiffs' Section 48(a) Claim Must be Dismissed as to Mr. DeMartini 9

CONCLUSION 10

TABLE OF AUTHORITIES

Page(s)

Arnlund v. Deloitte & Touche, 199 F. Supp. 2d 461 (E.D. Va. 2002) 4

Carpenter v. Harris, Upham & Co., 594 F.2d 388 (4th Cir. 1979) 9

In re Citigroup, Inc. Securities Litigation, 330 F. Supp.2d 367
(S.D.N.Y. 2004) 2, 4

In re Criimi Mae Inc., Securities Litigation, 94 F. Supp.2d 652
(D. Md. 2000) 9

Ernst & Ernst v. Hochfelder, 425 U.S. 185 (1976) 2

In re First Union Securities Corp. Litigation, 128 F. Supp. 2d 871
(W.D.N.C. 2001) 3

Glaser v. Enzo Biochem, 303 F. Supp.2d 724 (E.D. Va. 2003),
rev'd in non-pertinent part, 2005 WL 647745 (4th Cir. March 21, 2005) 3

Hall v. Tyco International Ltd., 223 F.R.D. 219 (M.D.N.C. 2004) 4

Krim v. Coastal Physician Group, Inc., 81 F. Supp. 2d 621
(M.D.N.C. 1998), aff'd 201 F.3d 436 (4th Cir. 1999) 5

In re Medimmune, Inc. Securities Litigation, 873 F. Supp. 953
(D. Md. 1995) 7

In re MicroStrategy Securities Litigation, 115 F. Supp.2d 620
(E.D. Va. 2000) 7, 8

Pfeiffer v. Integrated Fund Services, Inc., No. 04 Civ. 7915,
2005 WL 1163998 (S.D.N.Y. May 18, 2005) 6

Phillips v. LCI International, Inc., 190 F.3d 609 (4th Cir. 1999) 1, 5

In re Royal Ahold N.V. Securities Litigation, 351 F. Supp. 2d 334
(D. Md. 2004) 7, 8

Smith v. Circuit City Stores, 286 F. Supp. 2d 707 (E.D. Va. 2003) 3, 4

Strigliabotti v. Franklin Resources, Inc., No. 04 Civ. 0083,
2005 WL 645529 (N.D. Cal. March 7, 2005) 6

Swack v. Credit Suisse First Boston, No. 02 Civ. 11943,
2004 WL 2203482 (D. Mass Sept. 21, 2004) 2

STATUTES

15 U.S.C. § 80a-35(b) 6

15 U.S.C. § 80a-35(b)(3) 6

15 U.S.C. § 80-47(a) 9

Richard M. DeMartini, by his counsel, submits this reply memorandum in further support of his Motion to Dismiss the Consolidated Class Action Complaint (the "Class Action Complaint"), the Consolidated Amended Fund Derivative Complaint (the "Fund Derivative Complaint"), and the Verified Amended Derivative Complaint for Breach of Fiduciary Duty (the "Parent Derivative Complaint") (the Fund and Parent Derivative Complaints are referred to collectively as the "Derivative Complaints.").[1]

ARGUMENT[2]

POINT I
THE CLASS ACTION COMPLAINT'S 10b-5 CLAIMS FAIL TO ADEQUATELY ALLEGE THAT MR. DEMARTINI ACTED WITH SCIENTER (CLASS ACTION COMPLAINT)

Although frequently noted in the numerous Omnibus and Supplemental Briefs, it is imperative to emphasize, especially when analyzing the sufficiency of Class Plaintiffs' 10b-5 claims as to Richard DeMartini, that in order to adequately plead scienter, plaintiffs must plead facts that give rise to a strong inference of scienter. See, e.g., Phillips v. LCI International, Inc., 190 F.3d 609, 620 (4th Cir. 1999). In other words, in order to withstand a motion to dismiss, Class Plaintiffs must plead facts creating a strong inference that a particular defendant possessed

[1] Plaintiffs have filed the following briefs in opposition to the Omnibus and Supplemental Motions to Dismiss the Class and Derivative Complaints: (1) Class Plaintiffs' Memorandum of Law in Response to Defendants' Omnibus Briefs in Support of their Motions to Dismiss ("Omnibus Class Opp. Memo"); (2) Plaintiffs' Supplemental Memorandum of Law in Opposition to Defendants' Motions to Dismiss the Bank of America Consolidated Amended Shareholder Class Action Complaint ("Supplemental Class Memo.") (3) Fund Derivative Plaintiffs' Corrected Omnibus Memorandum of Law in Opposition to Motions to Dismiss of Fund Defendants, Broker-Dealer Defendants, and Trader Defendants ("Omnibus Fund Deriv. Opp. Memo."); (4) Fund Derivative Plaintiffs' Supplemental Memorandum in Response to All of the Supplemental Briefs Filed in the Bank of America Sub-track ("Fund Deriv. Supplemental Memo."); and (5) Plaintiff's Memorandum in Opposition to Defendant's Motion to Dismiss the Parent Derivative Actions in the Bank of America Sub-track ("Parent Deriv. Opp. Memo.").

[2] In addition to setting forth his own arguments, Mr. DeMartini joins in all applicable arguments set forth in (1) the Omnibus Motions to Dismiss, (2) the Supplemental Motions to Dismiss filed by Bank of America, and (3) the Omnibus and Bank of America Supplemental Reply Briefs.

"a mental state embracing the intent to deceive, manipulate or defraud." Ernst & Ernst v. Hochfelder, 425 U.S. 185, 193 n.12 (1976). For the reasons set forth below, because Class Plaintiffs have not met their burden under the heightened pleading requirements of either the Private Securities Litigation Reform Act (the "PSLRA") and Fed. R. Civ. P. 9(b), their Section 10b-5 claims should be dismissed.

A. An Allegation That an Individual Received Two E-Mails, Without More, Is Insufficient to Establish Scienter

As an initial matter, Class Plaintiffs, in their Supplemental Memo., acknowledge that their scienter allegations as to Mr. DeMartini are based solely on his receipt of two e-mails sent to him by other Bank of America (the "Bank") employees. See Supplemental Class Memo. at 24-25.[3] The mere receipt of e-mails, without more, however, is insufficient to establish scienter. See Swack v. Credit Suisse First Boston, No. 02 Civ. 11943, 2004 WL 2203482, at *16 (D. Mass Sept. 21, 2004) (finding that scienter cannot be established against individual defendant where a complaint "hardly mentions" that defendant, and "only alleges that [the individual defendant] received e-mails"); see also In re Citigroup, Inc. Securities Litigation, 330 F. Supp.2d 367, 382 (S.D.N.Y. 2004) (dismissing securities fraud claim as to individual defendant based on improper pleading of scienter where "plaintiff's allegations were largely conclusory" and the complaint's scienter allegations were premised solely on individual defendant's receipt

---

[3] The first e-mail, sent by Charles Bryceland, a Branch Manager at Banc of America Securities LLC, to DeMartini and others, mentioned only possible commissions and/or revenues that could be generated as a result of the Bank's relationship with the Canary Defendants. In forwarding that e-mail to Mr. DeMartini and others, Bryceland noted that BACAP deserved "accolades" for "giving access to BACAP funds for market timing activities." Class Action Complaint, ¶¶ 95, 96. The second e-mail, from Robert Gordon to Mr. DeMartini, included a forwarded e-mail message Mr. Gordon had received from Theodore Sihpol which noted, in part, that the Canary Funds were requesting additional space to invest in three other mutual funds. In forwarding Mr. DeMartini that message, Mr. Gordon wrote: "Rich – Once we've gotten the Marsico Principal Protected Fund off the ground, we intend to ask [Edward] Stern for a commitment of $20 million in return for the market timing commitments." Class Action Complaint, ¶¶ 96, 97.

of "memoranda, phone calls, and e-mails" which advised him that certain transactions created conflicts of interest).

B. Class Plaintiffs Fail to Allege that Mr. DeMartini Was Aware of the Facts They Now Contend Should Have Been Disclosed in Nations Funds Prospectuses

Moreover, even if the mere receipt of e-mails was sufficient to establish scienter, the two e-mails Class Plaintiffs contend Mr. DeMartini received do not establish that he had any role in the purported fraudulent scheme, much less that he acted intentionally and/or recklessly. This Court must be mindful that in this Circuit, even under a recklessness standard, plaintiffs, in order to properly allege scienter, must still "plead specific facts concerning . . . when each defendant . . . learned that a statement was false, how that defendant learned that the statement was false, and the particular document or other source of information from which the defendant came to know the statement was false." Smith v. Circuit City Stores, 286 F. Supp. 2d 707, 715 (E.D. Va. 2003) (citing In re First Union Securities Corp. Litigation, 128 F. Supp. 2d 871, 876 (W.D.N.C. 2001)); see Glaser v. Enzo Biochem, 303 F. Supp.2d 724, 745-46 (E.D. Va. 2003), rev'd in non-pertinent part, 2005 WL 647745 (4th Cir. Mar. 21, 2005) (where plaintiffs do not allege particularized facts alleging "how [a] defendant perpetrated a fraud, how [each defendant] misrepresented certain facts or how [each defendant] omitted material facts," scienter has not been properly alleged).

The two e-mails cited by Class Plaintiffs fail to establish that Mr. DeMartini was aware of, much less intentionally or recklessly disregarded, the facts that Class Plaintiffs now claim should have been disclosed in the Nations Funds Prospectuses, including (1) the fact that the Canary Defendants were involved in late trading; (2) that the Canary Defendants regularly market timed and/or late traded shares of the Nations Funds; (3) that the Bank's market timing

policies were enforced selectively; and (4) that the Canary Defendants had access to the Bank's trading platforms. Plaintiffs offer no explanation how Mr. DeMartini's receipt of these two e-mails, which do not even address the purported misstatements and/or omissions that are the subject of their complaint, establish that he knew the allegedly material facts.[4] Although the e-mails mention a limited market timing relationship between the Bank and the Canary Defendants, an individual's mere awareness of a particular transaction, without more, is insufficient to establish scienter. See In re Citigroup, Inc. Securities Litigation, 330 F. Supp.2d at 381 (the mere "awareness of a particular transaction is insufficient to show that [an individual defendant] acted with scienter").

C. Class Plaintiffs' Legal Conclusions Are Insufficient to Establish Mr. DeMartini's Scienter

In their opposition papers, Class Plaintiffs allege that Mr. DeMartini's scienter is:

> established by his knowing and/or reckless participation in the fraudulent scheme . . . . During the Class Period, DeMartini, along with Sihpol and Gordon, negotiated and approved market timing and late trading capacity for Canary. In addition, DeMartini assisted, facilitated, approved, condoned and/or failed to prevent other timers and traders from improperly trading in the Nations Funds.

Supplemental Class Memo. at 24. This statement cannot establish Mr. DeMartini's scienter because it is a broad legal conclusion absent the particularized factual allegations evidencing a knowing or reckless participation in purported fraudulent conduct. See Circuit City Stores, 286 F. Supp.2d at 715 ("[p]leadings that couple a factual statement with conclusory allegations of fraudulent intent are too broad and conclusory under the [PSLRA]") (citing Arnlund v. Deloitte & Touche, 199 F. Supp. 2d 461, 476 (E.D. Va. 2002)); see Hall v. Tyco International Ltd., 223

[4] It should be noted that Class Plaintiffs do not dispute the fact that Mr. DeMartini was not responsible in any way for creating, reviewing and approving the terms of the Prospectuses at issue, such that he would have known that the Prospectuses contained material misstatements and/or omissions. See Memorandum in Support of Richard M. DeMartini's Motion to Dismiss the Consolidated Class Action Amended Complaint, the Consolidated Fund

F.R.D. 219, 244-45 (M.D.N.C. 2004) ("vague allegations" of scienter are insufficient to meet the "high bar established by the PSLRA"); see also Krim v. Coastal Physician Group, Inc., 81 F. Supp. 2d 621, 632 (M.D.N.C. 1998), aff'd 201 F.3d 436 (4th Cir. 1999).

D. Class Plaintiffs' Non-Particularized Motive and Opportunity Allegations Are Insufficient to Establish Scienter

In their Opposition Papers, Class Plaintiffs argue that they sufficiently have pled motive and opportunity as to Mr. DeMartini because they have alleged that the individual defendants "employed devices to profit from secretly timed trading." See Supplemental Class Memo. at 26; Class Action Complaint, ¶ 169. This conclusory and generalized allegation of profit cannot establish scienter. Indeed, in this Circuit motive and opportunity allegations "must show concrete benefits that could be realized by one or more of the false statements and wrongful non-disclosures alleged." Phillips, 190 F.3d at 621 (emphasis added) (citation omitted). Moreover, an allegation "based on general motive shared by all corporate officers is not probative of scienter absent additional circumstances because to find such allegations would unfairly infer an intent to defraud based on the position an individual held within a company." Glaser, 303 F. Supp. 2d at 746 (citation omitted).

Here, Class Plaintiffs allege motive and opportunity by noting that Mr. DeMartini stood to profit from the trading at issue. Class Plaintiffs, however, do not allege how Mr. DeMartini would have profited from such relationship, and what concrete benefit he would have received as a result of that relationship. Indeed, the Bank's relationship with the Canary Defendants had no impact on Mr. DeMartini's compensation.

Derivative Complaint, and the Verified Amended Complaint for Breach of Fiduciary Duty ("DeMartini's Motion to Dismiss").

POINT II
THE CLAIM ASSERTED AGAINST MR. DEMARTINI UNDER SECTION 36(b) OF THE ICA MUST BE DISMISSED (CLASS ACTION COMPLAINT)

Section 36(b) of the Investment Company Act (the "ICA") states, in relevant part, that "the investment adviser of a registered investment company shall be deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by such registered investment company or by the securities holders thereof, to such investment adviser or any affiliated person of such investment adviser." 15 U.S.C. § 80a-35(b). Section 36(b) authorizes actions against an 'investment adviser, or any affiliated person of such investment adviser, or any other person enumerated in [Section 36(a)]." Id. By its express terms, however, no action shall be brought under Section 36(b) "against any person other than the recipient of such [advisory] compensation or payments." 15 U.S.C. § 80a-35(b)(3) (emphasis added).

As noted in Mr. DeMartini's Motion to Dismiss, plaintiffs fail to plead or allege that Mr. DeMartini received any advisory fees or comparable compensation from the investment adviser (here, Banc of America Capital Management, LLC, the investment adviser to the Nations Funds). See Class Action Complaint ¶¶ 208-212 (failing to allege that Mr. DeMartini received any advisory compensation); see also Pfeiffer v. Integrated Fund Services, Inc., No. 04 Civ. 7915, 2005 WL 1163998, at * 6 (S.D.N.Y. May 18, 2005) (dismissing 36(b) claims against officers of investment advisor where those officers were not alleged to have received investment advisory compensation); Strigliabotti v. Franklin Resources, Inc., No. 04 Civ. 00883, 2005 WL 645529, at * 5 (N.D. Cal. March 7, 2005) (dismissing 36(b) claim asserted against certain defendants because Section 36(b) "limits liability to recipients of such compensation," and complaint failed to allege that those defendants received fees or compensation from investment

advisors). Accordingly, this Court must dismiss the Section 36(b) claim asserted against Mr. DeMartini.[5]

POINT III
THE CONTROL PERSON CLAIMS AGAINST MR. DEMARTINI MUST BE DISMISSED

A. Class Plaintiffs' Complaint Fails to State a Section 20(a) Control Person Claim (Class Complaint)

1. The Class Action Complaint Fails to Adequately Allege that Mr. DeMartini Was A Control Person of a Primary Violator of Section 10(b)

In order for Section 20(a) claims to survive motions to dismiss, plaintiffs must plead "facts from which it can be reasonably be inferred that [a] defendant [was] a control person." In re Royal Ahold N.V. Securities Litigation, 351 F. Supp.2d 334, 409 (D. Md. 2004) (quoting In re MicroStrategy Securities Litigation, 115 F. Supp.2d 620, 661 (E.D. Va. 2000)) (emphasis added). The Class Plaintiffs allege, in the broadest terms, that Mr. DeMartini, acted as a controlling person of the Nations Funds, and that he had the power to influence and control the decision making and actions of the Nations Funds. Class Action Complaint ¶ ¶ 192-197. However, control, like scienter, cannot be based on status alone, and other than his position at the Bank, the Class Action Complaint is devoid of any facts demonstrating that Mr. DeMartini controlled the Nations Funds. See In re Medimmune, Inc. Securities Litigation, 873 F. Supp. 953, 961 (D. Md. 1995) ("[s]tatus or position by themselves will not suffice to state a claim of control").

To support their Section 20(a) allegations, Class Plaintiffs allege that Mr. DeMartini and others "by virtue of their operational and management control of the Nations Funds respective businesses . . . had the power to influence and control, and did influence and

[5] It should be noted that Plaintiffs make no allegation that Mr. DeMartini is an "affiliate" of the investment adviser. Although Plaintiffs note that Mr. DeMartini was President of the Bank's Asset Management Group, Class Plaintiffs do not allege that his position "affiliates" him, for purposes of Section 36(b) of the ICA, with Banc of America Capital Management, LLC, the investment adviser of the Nations Funds.

control, directly or indirectly, the decision making of the Nations Funds, including the content and dissemination of the various statements plaintiffs contend are false and misleading." Class Action Complaint, ¶ 195. Plaintiffs also claim that each defendant, including Mr. DeMartini, had "direct and supervisory involvement in the operations of the Nations Funds, and therefore, is presumed to have the power to control or influence the particular transactions giving rise to the securities violations as alleged in [the complaint.]." Class Action Complaint, ¶ 196 (emphasis added).

As to Mr. DeMartini, Class Plaintiffs' control person allegations bear no resemblance to the types of control person allegations -- beyond status -- that typically survive motions to dismiss. For example, in In re MicroStrategy, the Court determined that a Section 20(a) claim was pled adequately where the complaint "alleged the positions within the Company of each Control Group Defendant; that these Defendants prepared, reviewed, executed and disseminated . . . public reports and/or press releases issued by, and otherwise acted on behalf of [the alleged primary violator]; and that these Defendants possessed significant voting power by virtue of their holdings of securities in [the alleged primary violator]." MicroStrategy, 115 F. Supp. 2d at 661. Likewise, the Royal Ahold court refused to dismiss a Section 20(a) claim where plaintiffs alleged that certain defendants acted as control persons, and further alleged that these individuals "served on Royal Ahold's Executive Board, the body directly responsible for managing the company, for some portion of the class period, and each is alleged to have participated in controlling, directly and indirectly, Royal Ahold's (the alleged primary violator) corporate policies and decision making." Royal Ahold, 351 F. Supp.2d at 409.

Although Class Plaintiffs note that Mr. DeMartini was President of the Bank's Asset Management Group, they do not allege that he was a Nations Funds' Trustee or a member of any Board that was involved in controlling the Nations Funds' (the purported primary violator) corporate policies and decision making.[6]

---

[6] Plaintiffs' Section 20(a) claims must also be dismissed because, as noted in the Omnibus briefs and herein,

2. The Complaint Fails to Allege that Mr. DeMartini Was a Culpable Participant in the Acts Purportedly Undertaken by the Primary Violator

Moreover, Class Plaintiffs fail to allege, as they must under controlling Fourth Circuit precedent, that Mr. DeMartini was in any sense, a culpable participant in the underlying alleged securities violation. See Carpenter v. Harris, Upham & Co., 594 F.2d 388, 394 (4th Cir. 1979) (noting that control person liability should only be imposed those "who are in some meaningful sense culpable participants in the acts perpetrated"); In re Criimi Mae Inc., Securities Litigation, 94 F. Supp.2d 652, 657 (D. Md. 2000).[7] Again, the totality of Class Plaintiffs' allegations as to Mr. DeMartini involves his purported receipt of the two e-mails discussed above. That, by itself, is insufficient to show that he somehow was a culpable participant in an underlying securities violation.[8]

B. Plaintiffs' Section 48(a) Claim Must be Dismissed as to Mr. DeMartini (Class and Fund Derivative Complaints)

Class and Fund Derivative Plaintiffs' Section 48(a) claims against Mr. DeMartini must be dismissed because those plaintiffs state no facts alleging that Mr. DeMartini, directly or indirectly, obtained the agreement of another person to commit an act that would be unlawful under the ICA.[9] Section 48(a) provides that "[i]t shall be unlawful for any person, directly or indirectly, to cause to be done any act or thing through or by means of another person which it would be unlawful for such person to do under the provisions of this subchapter, or any rule or regulation." 15 U.S.C. § 80a-47(a) (emphasis added). Presumably, Derivative Plaintiffs seek to

---

Plaintiffs have not adequately alleged a primary cause of action.

[7] Although the District Courts are currently divided regarding the necessity of allegations of "culpable participation," this Court is required to follow the Fourth Circuit's precedent, which requires the pleading of "culpable participation." See Carpenter v. Harris, Upham & Co., 594 F.2d 388, 392 (4th Cir. 1979).

[8] Furthermore, it is noteworthy that in their opposition papers, Class Plaintiffs fail to explain why they believe Mr. DeMartini is a "culpable participant," while explicitly discussing reasons why they contend that other "Individual Defendants" are culpable participants.

[9] Plaintiffs' Section 48(a) claims must also be dismissed because, as noted in the Omnibus briefs and herein, Plaintiffs have not adequately alleged a primary cause of action.

hold Mr. DeMartini liable as a purported "control person" based on the investment adviser's purported violation of Section 36(b). Here, neither the Class nor the Derivative Plaintiffs have alleged, in any tangible way, that Mr. DeMartini either exercised control, or had the ability to exercise control, over the Nations Funds' investment adviser. Again, both sets of plaintiffs merely allege that Mr. DeMartini was President of the Bank's Asset Management Group, but fail to allege any connection between that position and the investment adviser.

Moreover, Section 48(a) explicitly maintains a statutory requirement of causation. Here, both the Class and Fund Derivative Complaints lack any allegation that Mr. DeMartini caused a violation the ICA. Accordingly, absent that allegation, the Section 48(a) claim must be dismissed.

CONCLUSION

For the foregoing reasons, and for the reasons set forth in the Omnibus Motions to Dismiss, Bank of America's Supplemental Motions to Dismiss, and Mr. DeMartini's Motion to Dismiss, the claims against Mr. DeMartini must be dismissed.

Dated: New York, New York
May 27, 2005

MORVILLO, ABRAMOWITZ, GRAND,
IASON & SILBERBERG, P.C.

By: _s/ Elkan Abramowitz_
Elkan Abramowitz
Benjamin S. Fischer
565 Fifth Avenue
New York, NY 10017
(212) 880-9440
eabramowitz@magislaw.com
bfischer@magislaw.com

Attorneys for Defendant Richard DeMartini

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W., Washington, D.C. 20036-5306
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August 8, 2005

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Client Matter No.
T 46252-00038

The Honorable J. Frederick Motz
The Honorable Catherine C. Blake
The Honorable Andre Davis
United States District Court
District of Maryland
101 West Lombard Street
Baltimore, Maryland 21201

Re: *MDL-1586, In re Mutual Funds Investment Litigation*
This Document Relates To: All Tracks

Dear Judges Motz, Blake and Davis:

On behalf of the Fund Group Defendants, I am writing to bring to the Court's attention a recent decision that is pertinent to the pending motions to dismiss. *In re Eaton Vance Mutual Funds Fee Litig.*, No. 04-Civ.-1144 (S.D.N.Y. July 29, 2005) (copy enclosed). In the *Eaton Vance* case, mutual fund investors sued investment advisers and affiliated entities, on both a direct (class) and derivative basis, alleging that the defendants "used improper means to acquire 'shelf-space' at brokerage firms." Slip op. at 8. The district court (Koeltl, J.) decided that the plaintiffs' claims should be dismissed, in a lengthy opinion that addresses many of the arguments advanced by the Fund Group Defendants in this case:

- In Part IV.A. of the opinion (pages 18-23), the *Eaton Vance* court dismissed plaintiffs' claims brought under §§ 34(b), 36(a), and 48(a) of the Investment Company Act of 1940, finding that there is no private right of action under those provisions. *See* slip op. 19 (citing *Olmsted v. Pruco Life Ins. Co.*, 283 F.3d 429 (2d Cir. 2002)). This aspect of the opinion provides additional support for the arguments made by the Fund Group Defendants in this case that there is no private

right of action under these same provisions of the ICA. *See* Omn. Fund Class Mem. (Feb. 25, 2005), at 31-42; Omn. Fund Class Reply (May 22, 2005), at 14-20.[1]

- In Part IV.B. (pages 24-31), the *Eaton Vance* court dismissed certain claims brought directly because they could only be brought derivatively. By agreement of the parties, the issue of the proper characterization of particular claims as direct or derivative has been deferred in this case and is not presented by the pending motions. *See* Omn. Fund Class Mem. at 31 n.19.

- In Part IV.C. (pages 31-37), the *Eaton Vance* court dismissed plaintiffs' claims under § 36(b) of the ICA on the ground, *inter alia*, that they had failed to plead adequately that the fees charged were unlawfully excessive. Slip op. 33. This aspect of the opinion provides additional support for the arguments made by the Fund Group Defendants in this case that the § 36(b) claim should be dismissed. *See* Omn. Fund Deriv. Mem. (Feb. 25, 2005), at 6-13; Omn. Fund Deriv. Reply (May 22, 2005), at 3-7; Omn. Fund Class Mem. 37-39; Omn. Fund Class Reply 18-19.[2]

- In Part IV.D. (pages 37-41), the *Eaton Vance* court dismissed claims brought derivatively under the Investment Advisers Act and state law because the plaintiffs had failed to comply with the demand requirement of Rule 23.1 and demand was not excused. This aspect of the opinion provides additional support for the arguments made by the Fund Group Defendants in this case that all claims brought de-

---

[1] Three other district courts have similarly ruled recently, also in the context of mutual fund litigation, that there is no private right of action to enforce ICA § 36(a). *Dull v. Arch*, No. 05-C-140 (N.D. Ill. July 27, 2005), slip op. 4 ("The plain language of Section 36(a) unambiguously states that the [SEC] can bring an action under it. It does not provide for a private right of action."); *see also Jacobs v. Bremner*, No. 05-C-143 (N.D. Ill. July 20, 2005), slip op. 3-11; *Mutchka v. Harris*, No. SACV-05-34 (C.D. Cal. June 9, 2005), slip op. 8-10. (Copies of these decisions are enclosed for the Court's convenience.)

[2] The three cases cited in footnote 1 also dismissed claims brought under ICA § 36(b). *Mutchka*, slip op. 7 ("To conclude that *any* fee is excessive merely because investment advisors allegedly have breached some other fiduciary duty is inconsistent with the meaning of the statute and thus is rejected by the Court"); *see also Dull*, slip op. 5-6; *Jacobs*, slip op. 14-18.

rivatively (other than the § 36(b) claim) should be dismissed for failure to comply with the demand requirements of Rule 23.1 and substantive state law. *See* Omn. Fund Deriv. Mem. 13-35; Omn. Fund Deriv. Reply 7-15.

- Part IV.E. (page 42) of *Eaton Vance* dismisses a New York statutory claim that is not asserted in this case.

- Part IV.F. (pages 42-45), the *Eaton Vance* court dismissed the plaintiffs' state law claims as preempted by the Securities Litigation Uniform Standards Act of 1998. This aspect of the opinion provides additional support for the arguments made by the Fund Group Defendants in this case that all state-law claims are preempted by SLUSA. *See* Omn. Fund Class Mem. 42-48; Omn. Fund Class Reply 20-24.

- Finally, in Part V (pages 46-47), the *Eaton Vance* court denied the plaintiffs' request for leave to amend their complaints because, *inter alia*, they had previously been amended and no plaintiff had presented a proposed amendment that could cure the defects identified by the court. This aspect of the opinion is pertinent to the belated request, made by counsel for certain plaintiffs during the hearings held on June 16-17, 2005, for leave to (again) amend their complaints in this case.

In short, the *Eaton Vance* court addressed, in the context of the mutual fund industry, many of the issues that are pending before this Court as it considers the Fund Group Defendants' motions to dismiss the consolidated amended complaints.

Respectfully submitted,

/s/

Mark A. Perry

MAP/chl
70325183_1.DOC

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	))	MDL-1586
	)	Case No. 04-md-15862
Bank of America/Nations sub-track	)))	

JOINT MOTION FOR ORDER STAYING THE NATIONS CLASS ACTION, THE NATIONS FUND DERIVATIVE ACTION, AND THE BANK OF AMERICA ERISA ACTION IN CONTEMPLATION OF SETTLEMENT

The Nations Fund Class Plaintiffs, the Nations Fund Derivative Plaintiff, the Bank of America ERISA Plaintiff, the Bank of America Defendants, Nations Funds Trust, and the trustees of Nations Funds Trust have entered into a Memorandum of Understanding containing the principal terms of a settlement resolving the Nations Class Action, the Nations Fund Derivative Action, and the Bank of America ERISA Action as against the released parties. The Memorandum of Understanding is intended to be followed by a proposed stipulation of settlement and accompanying papers that are to be presented to the Court for approval. The Memorandum of Understanding provides for the parties to seek a stay of proceedings against the released parties pending final approval of the settlement.

The proposed settlement will not release the claims against Canary, which previously reached its own settlement with the plaintiffs, or against Aurum Securities Corp., Trautman Wasserman & Co. and Pritchard Capital Partners, LLC, which are broker-dealers alleged to have market-timed and/or late-traded certain Nations Funds. Claims against Canary are already stayed pursuant to a previous court order. The settling parties do not seek a stay with respect to plaintiffs' claims against the non-settling broker-dealers.

Accordingly, to best effectuate the contemplated settlement, the settling parties jointly request that the Court enter the proposed order submitted herewith staying the litigation against all of the parties covered by the settlement. The settling parties further request that the Court defer ruling on Pritchard's motion to dismiss the fund derivative claims asserted against it for failure to make demand on the trustees of Nations Funds Trust. The Memorandum of Understanding contemplates that Nations Funds Trust shall assert control over the derivative claims asserted against, among others, Pritchard, thereby mooting the demand issue. Pritchard has no objection to the Court deferring ruling on its motion to dismiss for failure to make demand. At the appropriate time, the settling parties will make a motion to the Court seeking to have Nations Funds Trust realigned from nominal defendant to plaintiff.

/s/ Lawrence A. Sucharow
Lawrence A. Sucharow

GOODKIND LABATON RUDOFF
& SUCHAROW, LLP
100 Park Avenue
New York, New York 10017

Counsel for Lead Plaintiff Retirement Design and Management, Inc. and Lead Counsel for the Nations Funds Class Plaintiffs

/s/ U. Seth Ottensoser
U. Seth Ottensoser

BERNSTEIN LIEBHARD & LIFSHITZ, LLP
10 East 40th Street
New York, New York 10016

Counsel for Plaintiff Simcha Lyons

/s/ Robert I. Harwood
Robert I. Harwood

WECHSLER HARWOOD LLP
488 Madison Avenue
New York, New York 10022

Counsel for Katrina McKoy and the ERISA Plaintiffs

/s/ Mark C. Rifkin
Mark C. Rifkin

WOLF HALDENSTEIN ADLER FREEMAN & HERZ, LLP
270 Madison Avenue, 9th Floor
New York, New York 10016

Counsel for Robert K. Finnell and Nations Funds Lead Fund Derivative Counsel

/s/ Stephen R. DiPrima
Stephen R. DiPrima

WACHTELL, LIPTON, ROSEN & KATZ
51 West 52nd Street
New York, New York 10019

James D. Mathias
Strider L. Dickson
DLA PIPER RUDNICK GRAY CARY US LLP
6225 Smith Avenue
Baltimore, Maryland 21209

Counsel for the Bank of America Defendants

/s/ Sara W. Higgins
Sara W. Higgins

KENNEDY COVINGTON LOBDELL &
HICKMAN, LLP
214 N. Tryon Street, 47th Floor
Charlotte, North Carolina 28202

Counsel for the Bank of America ERISA Defendants

/s/ Tariq Mundiya
Tariq Mundiya

WILLKIE FARR & GALLAGHER LLP
The Equitable Center
787 Seventh Avenue
New York, New York 10019-6099

Counsel for the Independent Trustees of the Nations Funds Trust

/s/ Stephen Colangelo
Stephen Colangelo

MORRISON & FOERSTER, LLP
1650 Tysons Boulevard, Suite 300
McLean, Virginia 22102

Counsel for the Nations Funds Trust, James B. Sommers, and Thomas S. Word

August 16, 2005

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	)	MDL-1586
	)	Case No. 04-md-15862
Bank of America/Nations sub-track	)	
	)	
______________________________	)	

ORDER

UPON CONSIDERATION OF THE JOINT MOTION FILED BY THE PARTIES TO THE NATIONS FUNDS MEMORANDUM OF UNDERSTANDING, IT IS HEREBY ORDERED THAT:

The Nations Class Action, the Nations Fund Derivative Action, and the Bank of America ERISA Action are to be stayed in all respects pending the negotiation, submission and approval of a stipulation of settlement, except that such stay shall not apply to the claims against Aurum Securities Corp., Trautman Wasserman & Co. and Pritchard Capital Partners, LLC. The Court shall defer ruling on the motion to dismiss the Nations Funds Amended Consolidated Fund Derivative Complaint for failure to make demand filed on behalf of Pritchard pending further submission by the settling parties or further Court order.

This stay order does not apply to the Bank of America Parent Derivative Action.

SO ORDERED:

____
HONORABLE ANDRE M. DAVIS
UNITED STATES DISTRICT JUDGE

FILED
U.S. DISTRICT COURT
EASTERN DISTRICT ARKANSAS
MAR 30 2005
JAMES W. McCORMACK, CLERK
By: ______
DEP CLERK

UNITED STATES DISTRICT COURT
FOR THE EASTERN DISTRICT OF ARKANSAS

Barbara R. Anding, on behalf of herself and all others similarly situated,

Plaintiff,

vs.

BANK OF AMERICA CORPORATION, BANC OF AMERICA CAPITAL MANAGEMENT, LLC, BANC OF AMERCIA ADVISORS, LLC, BANC OF AMERICA SECURITIES, NATIONS FUNDS TRUST, NATION FUND, INC., THE NATIONS FUNDS CANARY CAPITAL, PARTNERS, LLC, LLC, CANARY INVESTMENT MANAGEMENT LLC, CANARY CAPITAL PARTNERS, LTD, KENNETH D. LEWIS, RICHARD M. DEMARTINI, EDWARD D. BEDARD, CHARLES D. BRYCELAND, ROBERT H. GORDON, THEODORE H.SIHPOL, and EDWARD J. STERN,

Defendants.

Civil Action No.
4-05 CV000525JLH

COMPLAINT
(Jury Trial Demanded)

CLASS ACTION—RULE 23

This case assigned to District Judge Holmes
and to Magistrate Judge Forster

TABLE OF CONTENTS

I. INTRODUCTION 3

II. JURISDICTION AND VENUE 5

III. PARTIES 5
- A. Plaintiffs 5
- B. Corporate Defendants 5
- C. Individual Defendants 9
- D. Other Parties 11

IV. RELEVANT PERIODS OF TIME 12

V. THE UNLAWFUL SCHEME 12

VI. FACTS COMMON TO ALL CLAIMS 12
- A. How Mutual Funds Operate 12

1. How Mutual Funds Are Set Up, Managed and Controlled as Fiduciaries, As Also Applicable To Defendants....13
2. How Mutual Funds Are Priced....15
B. How Mutual Funds Traders May Exploit Inefficiencies in Pricing Through Illegal Late Trading at the Expense of Long-Term Holding Investors....16
1. Late Trading....16
2. How The Profits Derived From Illegal Late Trades Are Transported, Transferred or Transmitted In Interstate or Foreign Commerce....18
C. Incentives For Bank of America Defendants to Break Trust with Plaintiff and the Long-Term Investor Holders Class....18
D. Bank of America's Quest for Increased Profits Sacrificed the Financial Interests of the Long-Term Holders Class....20
E. The Bank of America and Canary Relationship....21
1. Initial Arrangements for the Unlawful Relationship Between Bank of America and Canary....21
2. Canary's Late Trades With Bank of America's Assistance....24
3. Bank of America's Additional Financing For Canary's Illegal Late Trading...25
F. State Action Recognizing That Bank of America's Illegal Late Trading Activity With Canary "Stole" Property from the Nations Funds and the Funds' Long-Term Investors....26
VII. Class Action Allegations....28
VIII. Facts Relevant To The § 1964 Claims....32
A. The Section 1962(c) Enterprise....32
1. The Nations Funds Enterprise....33
a. Purpose of the Enterprise....33
i. Lawful Purpose....33
ii. Unlawful Purpose....34
b. Membership in Nations Funds Enterprise....34
c. Structure of Nations Funds Enterprise....34
i. Planning....35
ii. Development....35
iii. Nations Funds Management and Investments Operations....35
iv. Role of Individual Defendants In Infiltrating the Enterprise for Unlawful Purposes....35
v. Unlawful Activity and Profits....35
d. Distinction Between Nations Funds Enterprise and Pattern of Unlawful Activity....35
e. Continuity of Nations Funds Enterprise....36
f. Culpability of Members of Nations Funds Enterprise....36
2. The Bank of America-Nations Funds Association-in-Fact Enterprise....36
a. Purpose of the Enterprise....36
i. Lawful Purpose....36
ii. Unlawful Purpose....37
b. Membership in Bank of America-Nations Fund Enterprise....37
c. Structure of Bank of America-Nations Funds Enterprise....38
i. Planning....38

i., Development....38
iii. Operation, Participation In, and Management of Bank of America-Nations Funds Enterprise through Unlawful Conduct....39
iv. Coordination Among the Defendant Co-Conspirators Within the Enterprise....39
v. Unlawful Profit....39
d. Distinction Between Bank of America-Nations Funds Enterprise and Pattern of Unlawful Activity....40
e. Continuity of Bank of America-Nations Funds Enterprise....40
f. Culpability of Members Bank of America-Nations Funds Enterprise.40
B. Unlawful Activity....40
1. Unlawfully Stealing or Converting Property Belonging to the Nations Funds Investor Holders Class in Violation of 18 U.S.C. §§ 2314 and 1961(1)....40
C. Pattern....41

IX. CLAIMS FOR RELIEF....42
1. Count I: Violation of 18 U.S.C. §1962 (c) (Individual Defendants).... 42
2. Count II: Violation of 18 U.S.C. §1962(d) and (c) (conspiracy) (Individual Defendants)....43
3. Count III: Violation of 18 U.S.C. §1962(c) (All Defendants)....44
4. Count IV: Violation of 18 U.S.C. §1962(d) and (c) (conspiracy) (All Defendants)....45
5. Count V: Civil Conspiracy....47
6. Count VI: Breach of Fiduciary Duties....48
7. Count VII: Conspiracy to Breach Fiduciary Duties....49
8. Count VIII: Negligence....50
9. Count IX: Unjust Enrichment....51
10. Count X: Final Equitable Relief Pursuant to 18 U.S.C. § 1964(a)....51

X. JURY DEMAND....52

XI. PRAYER FOR RELIEF....52

I. INTRODUCTION

1. This class action Complaint against certain individual and corporate Bank of America and Canary Capital Defendants is brought by Barbara R. Anding, on behalf of herself and all other similarly situated post-investment mutual funds shareholders ("Holders Class") who held shares in the Bank of America's Nations Funds between April 1, 2001, and July 3, 2003. The Defendants, at the direct expense of the Plaintiff and the Holders Class, have engaged in a

pattern of negligent and unlawful conduct in which the Bank of America Defendants have placed their own financial and business interests over their Nations Funds shareholders by providing the Canary Defendants illegal late trading advantages in the Nations Funds mutual fund that have injured the post-investment holding class members. The Defendants' negligent and unlawful conduct has proximately and/or directly caused injury to the Plaintiff and the Holders Class' business and property. The Plaintiff and the Holders Class, therefore, plead federal claims for relief under Pub. L. 91-452, 84 Stat. 922, codified at 18 U.S.C. § 1961, *et seq.* The Plaintiff and the Holders Class plead state claims for relief under the common law for the State of Arkansas. The Plaintiff and the Holders Class seek monetary damages for Defendants' injury to their business and property and seek equitable relief to prevent Defendants from engaging in such further unlawful conduct. The Plaintiff and the Holders Class seek equitable relief, including permanent injunctions and other orders for disgorgement of unlawful proceeds; the legal relief, includes actual, treble, and punitive damages, pre- and post-judgment interest costs and attorneys' fees.

2. The illegal late trading conduct alleged herein against the Defendants that injured the Plaintiff and Holders Class in their business and property took place subsequent to the Plaintiff's and the Holders Class' purchase of shares or like interests in the Nations Funds. The Plaintiff and the Holders Class held and did not otherwise dispose of said shares or like interests in the Nations Funds between April 1, 2001 and July 3, 2003. The Plaintiff and Holders Class are a pure holders class. The Plaintiff and the Holders Class are also referred to herein as a "post-investment" holders class, since the illegal late trading conduct injuring the Plaintiff and the Holders Class in their business and property took place subsequent to their purchase of shares or like interests in the Nations Funds.

II. JURISDICTION AND VENUE

3. This Court has jurisdiction over this action under 18 U.S.C. §§ 1964(a) and (c) and 28 U.S.C. §§ 1331 (federal), 1337(commerce), and 1367(a) (supplemental). Jurisdiction exists as to these supplemental claims, since they are so related to the federal claims that they form part of the same case or controversy.

4. Personal jurisdiction and venue is proper in this Court under 18 U.S.C. § 1965 (a) and 28 U.S.C. § 1391(b) because the interests of justice and a substantial part of the events giving rise to these claims occurred in this district.

III. THE PARTIES

A. Plaintiffs

5. Barbara R. Anding held implicated Nations Funds shares during the relevant time herein, as set forth in their accompanying certification. Plaintiffs have been injured in their business or property as a proximate result of the Defendants' unlawful late trading conduct set forth herein.

6. Plaintiff brings this action on behalf of herself and all others similarly situated. ("Holder's Class"). Plaintiff and the members of the Holders Class have been similarly subjected to the negligent and unlawful late trading conduct discussed herein, which has proximately caused injury to the business or property of the Holder's Class.

B. Corporate Defendants

7. Defendant Bank of America Corporation ("BOA") is a private banking and financial services holding company that was organized and incorporated under the laws of Delaware and with its headquarters in Charlotte, North Carolina. BOA is a citizen of the States of Delaware and North Carolina. BOA is a bank holding company and a financial holding

company that provides a diversified range of banking and non-banking financial services and products. The Nations Funds mutual funds family is among the financial services offered by BOA. On its website, the Nations Funds describes itself as "a nonbank affiliate of Bank of America" that "within a single family...offers a spectrum of choices to help investors pursue a lifetime of financial goals." BOA is the ultimate parent of the Nations Funds, and is the parent company of Banc of America Capital Management, LLC ("BACAP") and the Nations Fund, Inc.

8. Defendant Banc of America Advisors, LLC ("BAA") was registered as an investment advisor and managed the Nations Funds until January, 2003. During this time BAA had ultimate responsibility for overseeing the management of the Nations Funds.

2. Defendant Banc of America Capital Management ("BACAP") replaced BAA as manager and advisor to the Nations Funds in January, 2003. BACAP is a registered investment advisor and maintains ultimate responsibility for overseeing the management of the Nations Funds. BACAP is described by the Nations Funds website as "a leading provider of wealth management solutions in an industry where scale, experience and resource advantages can accrue to only a few." BACAP is the investment adviser to over 70 million portfolios in the Nations Funds family and is a wholly-owned subsidiary of BOA. According to the Nations Funds website, BACAP and its affiliates manage more than $134 billion in the Nations Funds family. BACAP is headquartered in Charlotte, North Carolina, and is a citizen of the State of North Carolina.

10. Banc of America Securities ("BAS") is a high-net-worth group that maintains offices in Manhattan, New York, and is a citizen of the State of New York.

11. Defendant Nations Funds Trust ("NFT"), a Delaware trust, is the trustee for

the Nations Funds. It is a citizen of the State of Delaware. In its capacity as trustee of the Nations Funds, the NFT board of trustees delegated authority for the day to day management and control of the funds to BAA and BACAP. NFT is headquartered in Charlotte, North Carolina, and it is a citizen of the State of North Carolina. Defendant NFT is a victim of the negligent and unlawful conduct alleged herein and is a defendant solely for the purpose of Plaintiff's request for injunctive relief.

12. Defendant Nation Fund, Inc. ("NFI") is the registrant and issuer of shares of the Nations Funds. NFI is incorporated in the State of Maryland, and it is a citizen of the State of Maryland. Defendant NFI is a victim of the negligent and unlawful conduct alleged herein and is a defendant solely for the purpose of plaintiffs' request for injunctive relief and, if necessary, for diversity jurisdiction.

13. The Nations Funds family of mutual funds are post-investment victims of the negligent and unlawful late trading alleged herein and are added as defendants solely for the purpose of Plaintiff's request for injunctive relief. The Nations Funds, Inc./Nations Funds Trust family of mutual fund are defined as follows: Nations Capital Growth Fund, Nations Marisco 21st Century Fund, Nations Marisco Equities Fund, Nations Marisco Focused Equities Fund, Nations Marisco Growth Fund, Nations Midcap Growth Fund, Nations Small Company Fund, Nations Strategic Growth Fund, Nations Asset Allocation Fund, Nations Midcap Value Fund, Nations Smallcap Value Fund, Nations Value Fund, Nations Global Value Fund, Nations International Equity Fund, Nations International Value Fund, Nations Marisco International Opportunities Fund, Nations Bond Fund, Nations Government Securities Fund, Nations High Yield Bond Fund, Nations Intermediate Bond Fund, Nations Short-Intermediate Government Fund, Nations Short-Term Income Fund, Nations Strategic Income Fund, Nations CA

Intermediate Municipal Bond Fund, Nations CA Municipal Bond Fund, Nations FL Intermediate Bond Fund, Nations FL Municipal Bond Fund, Nations GA Intermediate Municipal Bond Fund, Nations Intermediate Municipal Bond Fund, Nations Kansas Municipal Income Fund, Nations MD Intermediate Municipal Bond Fund, Nations Municipal Income Fund, Nations NC Intermediate Municipal Bond Fund, Nations SC Intermediate Municipal Bond Fund, Nations Short-Term Municipal Income Fund, Nations TN Intermediate Municipal Bond Fund, Nations VA Intermediate Municipal Bond Fund, Nations TX Intermediate Municipal Bond Fund, Nations Largecap Enhanced Corefund, Nations Largecap Index Fund, Nations Midcap Index Fund, Nations Smallcap Index Fund, Nations Lifegoal Balanced Growth Fund, Nations Lifegoal Growth Portfolio, Nations Lifegoal Income and Growth Portfolio, Nations Convertible Securities Fund, Nations CA Tax-Exempt Reserves, Nations Cash Reserves, Nations Government Reserves, Nations Money Market Reserves, Nations Municipal Reserves, Nations Tax-Exempt Reserves, and Nations Treasury Reserves. (hereinafter collectively referred to as the "Nations Funds").

14. Defendant Canary Capital Partners, LLC ("CCP"), is a limited liability company organized under the laws of the state of New Jersey, with offices at 400 Plaza Drive, Secaucus, New Jersey; it is a citizen of the State of New Jersey. At all relevant times herein, CCP was a hedge fund engaged in the business of late trading mutual funds.

15. Defendant Canary Capital Partners, Ltd. ("CCP Ltd."), is a Bermuda limited company, and it is a citizen of Bermuda, a foreign country. At all relevant times herein, CCP Ltd. was also a hedge fund engaged in the business of late trading mutual funds.

16. Defendant Canary Investment Management, LLC ("CIM"), is a limited liability company organized under the laws of the state of New Jersey, with offices at 400

Plaza Drive, Secaucus, New Jersey, and it is a citizen of the State of New Jersey. At all relevant times herein, CIM managed assets of CCP and CCP Ltd. in exchange for a fee equal to 1.5 percent of the assets of Canary, plus 25 percent of the profits above a certain threshold. As of July 2003, CIM had received approximately $40 million in Canary management and incentive fees. The size of these fees that include substantial fees resulting from illegal late trading reflects the phenomenal success Canary enjoyed from its unlawful conduct..

17. Defendants CCP, CP Ltd. and CIM employed a number of professionals and traders and used sophisticated computer models and equipment to identify and then exploit illegal late trading opportunities. Because Canary's late trading occurred after the close of U.S. markets, Canary employees regularly worked well into the evening.

18. CCP, CP Ltd. and CIM shall be collectively referred to as the Canary Corporate Defendants.

19. BOA, BAA, BACAP and BAS shall be collectively referred to as the Bank of America Corporate Defendants.

20. NFT, NFI and the Nations Funds shall be collectively referred to as the Nations Funds Defendants who are named as defendants solely for the purpose of Plaintiff's request for injunctive relief.

C. Individual Defendants

21. Defendant Kenneth D. Lewis is, and at all relevant times was, the Chairman, President and Chief Executive Officer of BOA ("BOA CEO Defendant Lewis") and in that capacity agreed to the objectives of and was ultimately responsible for the negligent and unlawful conduct of BOA and its other executives alleged herein. Defendant Lewis was named Chairman and Chief Executive Officer in April 2001.

22. Defendant Richard M. DeMartini was at all relevant times herein President of BOA's Asset Management Group. In that capacity Defendant DeMartini reported to BOA CEO Defendant Lewis, closely coordinating Defendants Bank of America and Lewis' overly aggressive push into money management that also provided the negligent and unlawful late trading opportunity to Defendant Canary. He also coordinated the bank's asset management policies with all of BOA's asset management businesses and was in communication with less senior BOA executives regarding the bank's negligent and unlawful conduct and relationship with Defendant Canary such as Defendant Bryceland.

23. Defendant Charles D. Bryceland ("Bryceland") was the manager of the BOAS branch where Defendant Theodore Siphol, III was employed and was Defendant Siphol's superior. Bryceland actively engaged in and facilitated the negligent and unlawful conduct forming the basis of this class action and coordinated the negligent and unlawful conduct with Defendants DeMartini and Lewis as well as less senior executives such as Defendant Siphol.

24. Robert H. Gordon ("Gordon") is the President and Chairman of Defendant BACAP and the Nations Funds and in that capacity he is ultimately responsible for the negligent and unlawful conduct of Defendant BACAP and the Nations Funds. Gordon actively engaged in and facilitated the wrongdoing forming the basis of this class action.

25. Theodore H. Siphol, III ("Siphol") was a broker in the high-net-worth group of BOAS. His employment has been terminated with BOA, and he has been charged with criminal conduct by New York Attorney General Eliot Spitzer, including conduct obtaining and stealing property from the Nations Funds and the long-term investors in the Nations Funds.

26. Edward J. Stern ("Stern") is and was at all relevant times the Managing

Principal of Defendants Canary Capital Partners, LLC, Canary Capital Partners, Ltd., and Canary Investment Management ,LLC. Stern is a resident of New York County, New York, and he is a citizen of the State of New York. (collectively referred to herein as Defendant "Canary" or the "Canary" Defendants).

27. These individual BOA Defendants and the individual Canary Defendants shall be collectively referred to as the Individual Defendants.

28. The Canary individual defendants shall be collectively referred to as Canary Individual Defendants and the BOA individual defendants shall be collectively referred to as the BOA Individual Defendants.

29. The Canary Corporate Defendants and the Canary Individual Defendants shall be collectively referred to as the Canary Defendants. The BOA Corporate Defendants and the BOA Individual Defendants shall be collectively referred to as the BOA Defendants.

30. The Canary Defendants and the BOA Defendants shall be collectively referred to as the Defendants.

D. Other Parties

31. The named Defendants have been assisted by numerous but currently unknown persons in their negligent and unlawful conduct; these persons include, but are not limited to, other corporate and/or individual co-conspirators, including various directors, officers or agents of the Nations Funds and various directors, officers or agents of mutual funds other than the Nations Funds and of hedge funds other than Canary, along with their respective corporate entities. These unknown persons may be joined to this litigation as named parties when the Plaintiff knows their identities. The identities of these unknown defendants will be revealed in discovery.

IV. RELEVANT PERIOD OF TIME

32. Defendants were engaged in the illegal conduct alleged herein from April 1, 2001, through July 3, 2003.

V. THE UNLAWFUL SCHEME

33. Upon developing a plan in 2000 to double the bank's profits through making an aggressive push into money management and creating an increased synergy between the BOA's banking and non-banking services, the BOA Defendants set out upon a course that led them to abuse their respective positions of trust, influence, management and control of the Nations Funds to provide the Canary Defendants unlawful late trading advantages over the long-term Plaintiff and Holders Class for their own self-interest and gain. Beginning in April 2001, in exchange for increased bank profits, fees and commissions, including profits from loans to Defendant Canary to conduct the illegal late trades, wrap fees, increased management and feigned financial advisory fees from the Nations Funds, and profits from Defendant Canary parking "sticky assets" in various accounts, the BOA Defendants agreed to and negligently and unlawfully conducted their fiduciary position of management and control of the Nations Funds in their own self-interest at the direct expense of the Nations Funds' long-term post-investment holding investors. In operating and managing the Nations Funds through such negligent and unlawful conduct, the Defendants engaged in and conspired to engage in unlawful conduct looting, stealing and converting money or property belonging to the Plaintiff and the Holders Class for their own self-gain.

VI. FACTS COMMON TO ALL CLAIMS

A. How Mutual Funds Operate.

34. Mutual funds are structured and marketed as long-term holding investments.

In recent years, millions of Americans have chosen to invest in mutual funds as a primary method of saving for education, retirement, and other financial goals. According to the Investment Company Institute, an industry association, as of 2002, an estimated 95 million individuals—approximately half of all U.S. households—owned mutual funds shares. These individuals owned approximately 75% of all mutual fund assets while the remaining 25% was owned by institutional investors (such as pension funds) and fiduciaries (such as banks, trustees, guardians and administrators). Between 1998 and 2002, annual new net cash flow to mutual funds ranged from $75 billion to $500 billion. Today, the total value of mutual fund assets is from $7-8 trillion dollars.

35. A mutual fund is an investment company that pools money from many investors and invests the money in stocks, bonds, short-term money market instruments, or other securities.

36. Shareholders purchase mutual fund shares from the fund itself (or through a broker for the fund), but are not able to purchase the shares from other shareholders on a secondary market, such as the New York Stock Exchange or Nasdaq Stock Market.

37. Mutual funds are "redeemable", meaning that when mutual fund shareholders want to sell their fund shares, they sell them back to the fund (or to a broker acting for the fund) at the fund's NAV, minus any fees the fund imposes at that time (such as deferred sales loads or redemption fees).

1. How Mutual Funds Are Set Up, Managed And Controlled As Fiduciaries, As Also Applicable To Defendants

38. Typically a single management company sets up a number of mutual funds to form a mutual funds family. For example, Defendant BACAP is the manager of the Nations

Funds family, including Nations International Equity Fund, Nations Small Cap Fund, etc.

39. While each mutual fund is its own company, as a practical matter the management company controls it through delegations of responsibility from a mutual funds' trust governing entity such as Defendant Nations Trust ("NFT"). The portfolio managers who make the investment decisions for the funds and the executives to whom they report are all typically employees of the management company, not the mutual funds themselves.

40. At all relevant times herein, the BOA Defendant investment advisers and management companies managed and controlled the mutual funds, along with Defendant NFI that registered and issued the mutual funds shares to Plaintiff and the Holders Class.

41. Management companies such as the BOA Defendants owe fiduciary duties to each mutual fund shareholder as well as to each fund.

42. Each BOA Defendant owed Plaintiff and the Holders Class the fiduciary duty to manage and control the mutual funds in a manner consistent with Plaintiff and the Holders Class' shareholder rights, interests and money invested in the funds and a fiduciary duty not to wrongfully and dishonestly, or negligently deprive Plaintiff and the Holders Class long-term shareholders of any money or rights and benefits of ownership of their shares in the funds.

43. Each BOA Defendant owed Plaintiff and the Holders Class the fiduciary duty not to diminish the value of their mutual funds through self-dealing or favored treatment to other traders and a fiduciary duty not to exercise unauthorized control converting or depriving the long-term post-investment holding investors of property, assets or money.

44. Each BOA Defendant owed Plaintiff and the Holders Class a

fiduciary duty to refrain from charging or collecting excess compensation or other unauthorized payments for services in order to preserve the property, assets and money invested by the long-term post-investment holding investors.

45. Each BOA Defendant owed Plaintiff and the Holders Class fiduciary duties of loyalty, of trust, of utmost good faith and integrity, of abstaining from self-dealing and conflicts of interest at the expense of the Plaintiff long-term post-investment holding investors, of abstaining from placing their own financial interests above those of the Plaintiff long-term post-investment holding investors, and of exercising the care, skill, and diligence towards Plaintiff and the Holders Class' shares in the Nations Funds that a reasonably prudent person would exercise concerning his own money or property.

46. The BOA Defendants managers and directors of the Nations Funds are considered fiduciaries of the long-term post-investment holding investors' money. Nevertheless, the various BOA Defendants managers and directors of the Nations Funds and the other co-conspirators alleged herein have chosen personal gain over the long-term post-investment holding investors when confronted with the choice between the lawful duty to the investors and an unlawful opportunity for personal profit. The negligent and unlawful conduct alleged herein was enormously profitable to the fiduciaries and their co-conspirators while costly and detrimental to the Plaintiff and the Holders Class.

2. How Mutual Funds Are Priced

47. The daily price of mutual fund shares is calculated once a day as of 4:00 p.m. EST. The price, known as the "Net Asset Value" or "NAV", reflects the closing prices of the securities that comprise a given fund's portfolio, plus the value of any cash that the fund manager maintains for the fund. Orders to buy, sell, or exchange mutual fund shares

placed at or before 4:00 p.m. EST on a given day receive that day's price. Orders placed *after* 4:00 p.m. EST are required to be filled using the *following day's* closing price.

48. This pricing practice, known as "forward pricing", has been required by law since 1968. It was developed to ensure that mutual fund investors remain on equal footing with one another. Mutual fund investors do not know the exact price at which their mutual fund orders will be executed at the time they place their orders, since NAVs are calculated after the market closes.

49. A mutual fund stands ready to sell ("redeem") mutual fund shares at the NAV with the public all day, any day—but unlike a stock, the price of a mutual fund share does not change during the day.

50. The price the shareholders pay for mutual funds is the fund's per share net NAV, plus any shareholder fees that the fund imposes at purchase (such as sales loads).

B. How Mutual Fund Traders May Illegally Exploit Inefficiencies In Mutual Fund Pricing At The Direct Expense Of Long-Term Holding Investors

51. Because of the timing inefficiencies inherent in "forward pricing", mutual funds are susceptible to illegal manipulative trading practices at the expense of the long-term holding investors.

1. Late Trading

52. "Late trading" illegally exploits the unique way in which mutual funds, including the Nations Funds, set their prices on a daily basis at a particular time. Late trading is the unlawful practice of allowing some investors to purchase mutual fund shares *after* 4:00 p.m. at that day's NAV, even though such after-hours trades should be priced at the next day's NAV. Late traders seek to take advantage of events that occur after the close of trading on any given day, while purchasing shares of mutual funds at

prices that do not take those events into consideration. For example, if a mutual fund invests in the stock of a particular company that announces positive results at 5:00 p.m. after the close of trading, a late trader gets to buy shares of that mutual fund at the 4:00 p.m. price, which does not reflect the favorable information. When trading opens the next day, the price of the effected company's stock will rise, causing the fund's NAV to rise. The late trader can either hold onto his mutual fund shares, acquired at yesterday's cheaper price, or sell ("redeem") those shares and realize an immediate profit.

53. The effect of late trading is to reduce the amount of revenue paid to the mutual fund for the late trader's shares. Because his purchases were placed after 4:00 p.m. on the first day, the late trader should have been charged the second day's higher price for the shares. Instead, he paid the lower amount to the mutual fund and kept the difference as his individual profit. The late trader's profit is revenue withheld from the mutual fund. Had the late trader's purchase order received the required next day's NAV the market would have digested the post-4:00 p.m. positive news and reflected its impact in (1) higher prices for the stock held by the fund and therefore (2) a higher NAV for the fund.

54. The profits enjoyed by a favored trader who is allowed to late trade illegally derive directly from the mutual fund and its long-term holding investors. Because the fund must either sell stock or use cash reserves to pay the late trader, the trader's gain is the long-term holding investors' loss. In other words, late trading is a zero-sum game allowing the favored trader to negligently and unlawfully deprive, obtain, steal and convert money or property belonging to the long-term holding investors.

2. How The Profits Derived From The Illegal Late Trades Are Caused to Be Transported, Transferred or Transmitted In Interstate or Foreign Commerce.

55. The profits stolen and converted through the illegal late trades by the favored trader's redemption of the mutual funds shares at the higher NAV are caused to be transported, transferred or transmitted in interstate or foreign commerce upon the favored trader's redemption of the mutual funds shares at the higher NAV. For example, upon Defendant Canary's redemption of its shares of late traded Nations Funds, Defendants caused the profits from the illegal late trades to be transported, transferred or transmitted in interstate or foreign commerce by Nations Funds, Inc. in Maryland, knowing the illegally derived profits to be stolen or converted from the Nations Funds at the direct expense of the long-term holding investors. Likewise, for example, upon the Bank of America Defendants' securing fees associated with the illegal late trades from the Nations Funds, the Defendants caused the illegally derived profits to be transported, transferred or transmitted in interstate or foreign commerce by Nations Funds, Inc. in Maryland, knowing the illegally derived profits to be stolen or converted from the Nations Funds at the direct expense of the long-term holding investors.

C. Incentives For The Bank of America Defendants To Break Trust With Plaintiff and The Long-Term Investor Holders Class

56. The incentives for the Bank of America Defendants to break trust with and negligently and unlawfully deprive, obtain, steal and convert money or property from Plaintiff and the long-term post-investment Holders Class include, but are not limited to the following:

(2) The management company makes its profit from the fees it charges the mutual funds for financial advice and other services. These fees are typically tied to a

percentage of the assets in the mutual funds, so the more assets in the family of mutual funds, the more money the mutual funds manager makes. The favored late traders such as the Canary Defendants understood this perfectly. Thus frequently, as in the case of Canary's corrupting influence on the Bank of America Defendants, the favored late traders offered the managers controlling the mutual funds more assets, known as "sticky assets", in exchange for illegal authorization to "late trade" the mutual funds.

(2) The BOA Defendants also collected a so-called "wrap fee" of one percent of Defendant Canary's assets in the Nations Funds and one-half of one percent of the assets Defendant Canary late traded in other funds through the BOA Defendants' trading platform. The term "wrap fee" as used at BOA generally refers to the fee it charges for investment advice on accounts it manages. The BOA Defendants provided no investment advice to Defendant Canary; the "wrap fee" was more illegal compensation the BOA Defendants received for providing Defendant Canary the capacity to late trade the Nations Funds and other funds through its trading platform.

(2) Furthermore, the BOA Defendants received still additional illegal compensation from Defendant Canary secretly disguised as high-end interest payments on monies loaned by the bank to Defendant Canary for purposes of financing the illegal late trades.

57. The BOA Defendants thus succumbed to all this corrupting temptation and aided and abetted and conspired with each other and Defendant Canary negligently and unlawfully to deprive, obtain, steal and convert money or property belonging the Plaintiff and the long-

term post-investment Holders Class, in exchange for additional money in their own pockets.

D. Bank of America's Quest for Increased Profits Sacrificed the Financial Interests of the Long-Term Investor Holders Class

58. The BOA decided in 2000 to join the hypercompetitive battle for the assets of affluent investors. The BOA, through Defendant BOA President and CEO Kenneth D. Lewis, set an ambitious goal of more than doubling the bank's profits from managing investments, a lucrative business endeavor dominated by mutual funds giants like Fidelity and brokerage firms like Merrill Lynch. Defendant Lewis coordinated these ambitious goals through other BOA Defendants, including, but not limited to, Defendant DeMartini. The BOA Defendants hit a major snag, however, when one of its former employees, Defendant Siphol, faced grand larceny criminal charges and the bank came under investigation for sacrificing the financial interests of its Nations Funds' shareholders to provide special late trading privileges to the Canary Defendants. In the wake of the Wall Street scandal, several BOA executives have been dismissed.

59. Part of the BOA Defendants' grand plan to increase the bank's profits from managing investments has been to combine the private bank with the private client services group and to use the bank's lending prowess to bolster its brokerage service. Thus, Defendant BOA also loaned money to the Canary Defendants to fund part of their illegal late trades.

60. The BOA Defendants' financial and trading arrangements with the Canary Defendants was a model of the sort of synergy the BOA Defendants hoped to develop, but for the fact that the BOA Defendants' conduct resulted in criminal charges of grand larceny by the State of New York against Defendant Siphol for stealing money from the Nations Funds' shareholders through allowing the Canary Defendants to late trade the Nations Funds.

E. The Bank of America And Canary Relationship

61. Although the Canary Defendants engaged in late trading with numerous managers controlling mutual funds, Canary's most extensive late trading relationship was with the Bank of America Defendants.

62. Starting in April of 2001, the BOA Defendants provided Canary with:

(1) a state-of-the art electronic late trading platform, allowing Canary to late trade the bank's own Nations Funds family, as well as hundreds of other mutual funds that the bank offers its customers, and

(3) approximately $ 300 million of credit that included financing for the negligent and unlawful late trading.

63. The Canary Defendants became one of the BOA's largest customers. The unlawful relationship was mutually beneficial: Canary made tens of millions through late trading, while the various parts of the BOA Defendants that provided services to Canary made millions themselves. All this negligent and unlawful late trading conduct was coordinated with Canary and the other BOA Defendants through the BOA broker who brought Canary in as a client, Defendant Theodore C. Siphol, III.

1. Initial Arrangements For The Unlawful Relationship Between Bank Of America And Canary

64. In early April of 2001 Defendant Siphol, who worked in the Banc of America Securities'("BAS") high-net worth group located in midtown Manhattan, visited Defendant Stern, the Managing Principal of Canary, at Stern's Canary office in Secaucus, New Jersey. During their meeting Stern and Siphol discussed Canary's trading interests and private banking lending needs. As a result of the meeting, Siphol set up a subsequent meeting with a larger group of Defendant BAS representatives for Stern to discuss Canary's

trading interests with the BAS clearing business. At this later April meeting, Stern and two of Canary's traders explained their trading strategies to the BOA group, discussed their credit needs, and expressed their interest in trading in the Nations Funds .

65. During the meeting, BOA representatives of the BAS business offered to set up Canary with direct access to the BOA's clearing function through their electronic ADP system. Using BAS' proprietary system, Canary could enter its trades directly into Canary's computers in New Jersey after the market closed until 6:30 p.m. Eastern Time, without having to speak to a BOA representative. The BAS representatives brought this opportunity up as an additional selling point for their using the ADP.

66. The meeting was a success for the Defendant parties. Defendant Siphol prepared a memorandum summarizing the Canary/Stern relationship and their efforts thus far to implement Canary's mutual fund trading strategy. This memo, dated April 16, 2001, was sent to Defendant Charles D. Bryceland, his superior in the high-net brokerage business at BAS, and to a BAS compliance officer. Among other things, the memo notes that initially Canary would execute its mutual fund timing trades by calling the trades in to Defendant Siphol; later, however, Canary would be provided a direct link to BAS' proprietary mutual fund clearing system ; and the BAS clearing department had approved installment of the "direct link". The memo also noted other potential business BOA could pursue with Canary and that the Stern family included a potential $100 to $200 million line of credit to facilitate Canary's trade operations.

67. Defendant Siphol acknowledged that Canary's requests were "a bit unorthodox", but stated that Canary "*made clear* they are not only *willing to* play by the guidelines we agree on, but also *pay* [Bank of America] *for the value we can add*." (emphasis added)

68. Defendant Bryceland, Defendant Siphol's branch manager, favored a trading and banking relationship with Canary and would later commend the diligence of Siphol and his team to some senior BOA executives. The BAS compliance representative initially questioned the propriety of giving a BOA client "direct access" to BAS' mutual fund clearing capabilities. Apparently the compliance officer's concerns were satisfied when Defendant Siphol informed him that other BOA employees "felt the business was worthwhile and an appropriate use of [Bank of America's] resources."

69. On May 1, 2001, Canary sent Siphol a letter that included a confirmation of the understanding reached with respect to manual and electronic late trading, and BAS' intention to arrange financing for the late trades with BOA's bank. Canary wrote:

> We plan on transacting our trades manually at first (via Fax), at a time of day that is a little bit earlier than [the BAS clearing representative] specified in our first meeting. As soon as we can work out our lending arrangement with the bank and begin transacting electronically via ADP, we will draw down leverage against the capital we have deployed in the Nations funds, effectively increasing our trade capital with your firm to $32 million. If all goes well, this capital should grow larger as we get a sense of what trades can and cannot be done via the Banc of America Securities Platform. We really would like to get going with ADP and begin trading electronically as soon as possible.

70. Defendants Canary also confirmed one of BOA's rewards that were partially based on Canary's opportunity negligently and unlawfully to late trade the Nations Funds —"sticky assets."

71. Though Defendant Siphol had obtained the go-ahead from clearing operations, his branch manager and the compliance department, he still needed the consent of Banc of America Capital Management, LLC ("BACAP"), the investment manager of the Nations Funds. Siphol had kept Defendant Robert H.Gordon, then the co-

President of BACAP and President of the Nations Funds, abreast of the negotiations with Stern from the beginning. Defendant Gordon also kept the board of directors of Nations Funds abreast of the trading arrangements with Canary. On May 3, 2001, Siphol sent Gordon an e-mail, apparently attaching a copy of Canary's May 1, 2001 letter.

72. That same day, Gordon forwarded Siphol's e-mail and its attachment to various senior managers within BOCAP as well as certain individual portfolio managers. Gordon wrote:

> I've spoken to a number of you about this day trading exception. The account is the Stern Family, a significant and growing GCIB/BANK relationship.

a. Canary's Late Trades With Bank of America's Assistance

73. At first, the Canary Defendants conducted their late trading with the BOA "manually." Prior to 4:00 p.m. New York time, Canary sent Defendant Siphol or a member of his team a series of "proposed" mutual fund trades by e-mail or fax. Upon receipt, Siphol or a member of his team filled out an order ticket, time stamped it, and set it to one side until that evening. Sometime after 4:p.m. New York time, Canary telephoned Siphol or a member of his team to either confirm or cancel the "proposed' order. If confirmed, the order (with its pre-close time stamp) was sent by fax to Bank of America's mutual funds clearing department for processing, and it received that day's NAV. If the order was cancelled, Siphol or a member of his team would destroy the ticket.

74. The manual trading system was cumbersome, and Canary soon began using ADP, the "direct link." After BOA technicians installed it in Canary's offices in June of 2001, the link became the preferred route for Canary's late trading. The link enabled Canary to late trade not just in the BOA Defendants' own

Nations Funds where it had negotiated capacity, but in many other mutual fund families with which the bank had clearing agreements. When there was a significant market event after 4:00 p.m. EST but before the ADP trading window closed at 6:30 p.m., the NAVs of many of these funds would be stale and potentially ripe for arbitrage trading by Canary.

75. Defendant Siphol and his team collected a so-called "wrap fee" of one percent of the Canary assets in Nations Funds and one-half of one percent of the assets in other funds traded through the platform. The term "wrap fee" as used at BOA generally refers to the fee it charges for investment advice on accounts it manages. The bank provided no investment advice to Canary; the "wrap fee" was reward that included compensation illegal late trading. Throughout the balance of 2001, 2002 and up until 2003, Canary placed late orders for hundreds of mutual fund trades through ADP. Each evening, summaries of Canary's late trades were faxed to Defendant Siphol's team, which used them to reconcile trading reports and then discarded them.

a. Bank of America's Additional Financing For Canary's Unlawful Late Trading

76. Defendant Siphol went to the BOA's private banking area at various times to obtain additional financing for Canary's trading strategies. The executives who approved this financing knew that part of the money would be used to late trade the bank's own long-term holding investors' funds. BOA initially agreed to a $75 million line of credit, and later increased it to a $100 million line of credit, and then $200 million. The collateral for these loans was Canary's mutual fund positions, so the BOA's credit area tracked Canary's trading closely to make sure the bank was fully secured. Canary paid the bank a generous interest rate of LIBOR plus 1.25% for the loan.

F. State Action Recognizing That Bank of America's Unlawful Late Trading Activity With Canary "Stole" Property From The Nations Funds and The Funds' Long-Term Investors

77. By July 3, 2003, Canary received a subpoena from the New York Attorney General's Office . Thereafter, Canary immediately ceased trading in BOA's Nations Funds and withdrew its "sticky assets" from the BOA.

78. On September 3, 2003, New York Attorney General Elliott Spitzer announced that Bank of America had allowed Canary to engage in unlawful late trading activity in the Nations Funds.

79. On September 29, 2003, the State of New York filed a criminal grand larceny Felony Complaint against Defendant Siphol charging that BOA Defendant Siphol "obtained" and "stole property" in excess of $1 million" through the illegal late trading activity alleged herein.

80. As a factual basis for the felony charges, the Felony Complaint states that Herbert Antomez ("Antomez") of the New York Attorney General's Office was informed by Robert Carroll, Trust Secretary for Nations Funds Trust , that no one "has permission or authority from the Trust to engage in late trading."

81. As a factual basis for the felony charges, the Felony Complaint states that Mr. Antomez was informed by Defendant Stern herein as follows:

> Canary routinely engaged in late trading in concert with defendant [Siphol of Banc Of America Securities]. Initially defendant [Siphol] placed Canary's trades manually. Later, defendant [Siphol] caused an electronic platform to be installed at Canary. This enabled Canary to bypass defendant [Siphol] and place its trades directly, allowing it to trade more efficiently.

82. As a factual basis for the felony charges, the Felony Complaint states that Mr. Antomez was informed by Andrew Goodwin, a trader for Canary, as follows:

> [B]efore 4:00 pm on days that defendant [Siphol] placed Canary's trades manually, he or another Canary employee whom he directed sent defendant

> [Siphol], by e-mail or facsimile, a list of Canary's proposed mutual fund trades for that day. By prearrangement with defendant [Siphol], every such list of Canary's proposed trades sent before 4:00 pm would be followed up by a telephone call after 4:00 pm. In the call, Goodwin or another Canary employee told defendant [Siphol] which of the proposed trades Canary now wanted defendant [Siphol] to place, if any, and which it did not. Goodwin informed me that, by prearrangement with defendant [Siphol], no order was to be placed unless and until defendant [Siphol] received Canary's post-4:00 pm call.

83. As a factual basis for the felony charges, the Felony Complaint states that Mr. Antomez was informed by Confidential Investigator Brenda Blasie of the Criminal Investigations Bureau of the OAG that Defendant Siphol made the following statements to her in an August 6, 2003 meeting as follows:

> defendant [Siphol] stated that he, or an employee whom he directed, received Canary's list of proposed mutual fund trades before 4:00 pm. Upon receipt, defendant [Siphol] or his employee made out an order ticket for each trade and caused it promptly to be stamped with the date and time. Later, by prearrangement with Canary, he received a post-4:00 pm call in which he was told which of the proposed trades Canary now wanted to place, if any, or which it did not.
> Defendant [Siphol] stated he would not place an order on behalf of Canary unless and until he received the post-4 pm call. Defendant further stated that, after the post-4 pm call, he discarded the tickets for the trades Canary no longer wanted. Defendant [Siphol] also stated that, after receiving these calls , he faxed the order tickets for those trades Canary wanted made to the Banc of America Mutual Funds order processing area. Defendant [Siphol] stated that the order tickets he faxed bore the pre-4:00 pm time stamp from the earlier in the day.

84. As a factual basis for the felony charges, the Felony Complaint states that Ms. Blasie was informed by Defendant Stern herein, as follows:

> throughout 2001, 2002 and up until July 2003, Canary—acting in concert with defendant [Siphol herein] – placed **late orders for hundreds of mutual trades using this arrangement.** Canary most often used the electronic trading platform for this purpose, but periodically asked defendant [Siphol herein] and others who worked with him to enter trades manually, which they did. I am informed by [Defendant herein] Stern that **pursuant to this scheme** [Defendants herein] **Canary and Defendant [Siphol], acting in concert , obtained property having a value in excess of a million dollars belonging**

to Nations Funds. (emphasis added).

VII. CLASS ACTION ALLEGATIONS

85. Plaintiffs bring this action individually and, pursuant to Rule 23(b)(1)(A) and (b)(3) of the Federal Rules of Civil Procedure, as a class action on behalf of themselves and the nationwide Holders Class of all persons falling within the following definition:

> **The class consists of all persons who prior to April 1, 2001 purchased or otherwise acquired shares or like interests in the Nations Funds and held and did not otherwise dispose of said shares or like interests between April 1, 2001 and July 3, 2003, inclusive.**

Excluded from the class are any such persons who between April 1, 2001, and July 3, 2003, re-invested or allowed to be automatically re-invested in the Nations Funds any earnings or proceeds of any kind derived from their pre-April 1, 2001 purchase of shares or like interests in the Nations Funds. Also excluded from the post-investment Holders Class are the Defendants, any officers, directors and employees of the Defendants, and any heirs, successors or assigns and immediate family members of any such excluded party. Also excluded from the post-investment Holders Class are any officers, directors, and employees of any entity in which the Defendants have a controlling interest, and any heirs successors or assigns and immediate family members of any such excluded party.

86. The claims of the named Class representative and the absent Holders Class members have a common origin and share a common basis. The claims of all Holders Class members originate from the Defendants' negligent and unlawful conduct and Defendants' aiding and abetting each other and conspiring to commit such practices.

87. The proposed Class representatives' claims are typical of those advanced by

each Holders Class member and, if brought and prosecuted individually, each such member would necessarily be required to prove the instant claim upon the same material and substantive facts and upon the same remedial theories and the same relief.

88. The similarity between and among the claims and remedial theories pursued by the named Class representative and those of the absent Holders Class members ensure that the universal claims of the Holders Class will be prosecuted with diligence and care by the Plaintiff as representative of the Holders Class.

89. The members of the Holders Class are so numerous that joinder of all members is impractical. While the exact number of Holders Class members is unknown to the Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are thousands of members in the proposed Holders Class. The Holders Class, however, is ascertainable, as the names and addresses of all Holding Class members can be identified from Defendants BOA's Nations Funds business records.

90. There are questions of law and fact common to the Holders Class members that predominate over any questions affecting only individual Holders Class members. The questions of law and fact common to the Holders Class include, *inter alia*:

a. Whether the Defendants engaged in negligent and unlawful conduct allowing favored traders such as Defendant Canary and others to engage in late trading;

b. Whether the Defendants aided and abetted and conspired with each other to allow favored traders such as Defendant Canary and others to engage in negligent and unlawful late trading activities;

c. Whether the Defendants stole money or property from the Holders Class by engaging in and/or aiding and abetting and conspiring to engage in unlawful late trading intended to deprive the Holders Class of money or property or their rights and benefits of ownership of their shares or like interests in the Nations Funds;

b. Whether the Defendants converted and/or aided and abetted and conspired to convert money or property from the Holders Class through Defendants' negligent and

unlawful late trading conduct by exercising unauthorized control over the Holders Class' money or property or shares or like interests in the Nations Funds inconsistent with the Holders Class' rights and ownership interests in the Nations Funds;

c. Whether the Defendants have engaged in a pattern of unlawful conduct;

d. Whether the Defendants have conducted or participated, directly or indirectly, in a pattern of unlawful conduct in the operation, management or conduct of an enterprise in violation of 18 U.S.C. § 1962(c);

e. Whether the Defendants have conspired to commit violations of 18 U.S.C. §§ 1962(d) and (c);

f. Whether the Plaintiff and the Holders Class members have been proximately injured in their business or property;

g. Whether the BOA Defendants breached their fiduciary duties owed Plaintiff and the Holders Class;

h. Whether the Defendants conspired with each other for the BOA Defendants to breach their fiduciary duties owed Plaintiffs and the Holders Class;

i. Whether the Defendants failed to exercise reasonable care in their conduct affecting the Holders Class and were negligent.

j. Whether Plaintiff and the Holders Class were damaged by the Defendants' conduct resulting in the Bank of America Defendants' breaching their fiduciary duties to Plaintiff and the Holders Class and the appropriate measure of damages;

k. Whether Plaintiff and Holders Class were damaged by the Defendants' negligent conduct and the appropriate measure of damages;

l. Whether the Defendants acted in a willful and wanton manner justifying an award of punitive damages;

m. Whether the Defendants are entitled to final injunctive and equitable relief, including orders of disgorgement.

91. The common questions predominate over questions, if any, that may affect only individual members of the Holders Class.

92. The prosecution of separate actions by individual members of the Holding Class against Defendants would create a risk of inconsistent or varying adjudications on

the common issues of law or fact material to this action. The claims of thousands of post-investment holding investors holding shares of Nations Funds would, except for this cause being permitted to proceed as a class, necessitate separate actions across the United States to obtain similar relief based upon the same legal theories. Such separate actions would present the risk of the establishment of incompatible standards of conduct by the Defendants. For these reasons, a class action is superior to other available methods for the fair and efficient adjudication of this controversy.

93. Adjudications with respect to individual members of the Holders Class would, as a practical matter, be dispositive of the interests of the other members of the Holders Class who were not parties to the action or could substantially impair their ability to protect their interests.

94. The Defendants have acted or refused to act on grounds generally applicable to the Holders Class, making appropriate final injunctive relief, including orders of disgorgement, with respect to the Holders Class as a whole. Furthermore, the failure to permit this cause to proceed as a class action under Rule 23(b)(1)(A) and Rule 23(b)(3) would be contrary to the beneficial and salutary public policy of judicial economy in avoiding a multiplicity of similar actions and to the public policy encouraging the economies of attorney and litigant time and resources. In addition, public policy and the authorities under Rule 23 favor class actions for the purpose of deterring wrongdoing and providing judicial relief for individually small, commonly based claims.

95. The named Plaintiff alleges that she is willing and prepared to serve this Court and the proposed Holders Class in a representative capacity with all the obligations and duties material thereto.

96. The self-interest of the named Class representative is co-extensive with and not antagonistic to those of the absent Holders Class members. The proposed representative will undertake to protect the interests of the absent Holders Class members.

97. The named Plaintiff has engaged the service of counsel indicated below. These counsel represent to the Court that they are experienced in complex class litigation and the substantive claims for relief raised in this litigation and will vigorously prosecute this action and assert, protect and otherwise represent well the named Class representative and absent Holders Class members.

98. A class action is superior to other available methods for the fair and efficient adjudication of this controversy since joinder of all members of the Holders Class is impracticable. There will be no difficulty in the management of this action as a class action.

99. The Plaintiff will fairly and adequately protect the interests of the Holders Class and has no interests adverse to or that directly and irrevocably conflict with the interests of other members of the Holders Class.

VIII. FACTS RELEVANT TO THE § 1964 CLAIMS

A. The Section 1962(c) Enterprise

100. At all relevant times, an "enterprise" existed within 18 U.S.C. § 1961(4). The "enterprise" will be referred to here as the "Nations Funds Enterprise." The defendant "persons" within the meaning of 18 U.S.C.§ 1961(3) and 18 U.S.C.§ 1962(c) are the BOA Individual Defendants and Canary Individual Defendants, collectively described above as the Individual Defendants. The Nations Funds Enterprise had lawful purposes, but was infiltrated by the

Individual Defendants for unlawful purposes. The Individual Defendants conducted or participated, directly or indirectly, in management and operation of the Nations Funds Enterprise's affairs through a pattern of unlawful activity, including the post-investment unlawful conduct alleged herein through which they stole and converted money or property of the long-term post-investment Plaintiff and Holders Class and transported it in interstate and foreign commerce.

101. Alternatively, at all relevant times, the "enterprise" was an association-in-fact enterprise, which will be referred to here as the "Bank of America-Nations Fund Enterprise." The defendant "persons" within the meaning of 18 U.S.C.§ 1961 (3) and 18 U.S.C.§ 1962 (c) are the BOA Corporate and Individual Defendants and the Canary Corporate and Individual Defendants, collectively described above as the Defendants. The enterprise had both lawful and unlawful purposes. The Defendants participated in the operation and management of the enterprise, and they conducted its affairs through a pattern of unlawful activity, including the post-investment unlawful conduct alleged herein through which they stole and converted the money or property of the long-term investor Plaintiff and Holders Class and transported it in interstate commerce..

1. Nations Funds Enterprise

a. Purpose of Nations Funds Enterprise

102. **Lawful Purpose**: At all relevant times, the lawful purpose of the Nations Funds Enterprise was to register, offer and issue shares of mutual funds to long-term investors, to serve as trustee to the Nations Funds, and to make management and investment decisions regarding the Nations Funds in the best interests of the Nations Funds long-term investor shareholders.

103. **Unlawful Purpose**: At all relevant times, the Nations Funds Enterprise had lawful purposes, but was infiltrated by the Individual Defendants for unlawful purposes:

(1) To allow the BOA Individual Defendants, for their own self-interest and/or financial gain, to utilize their parent, and/or appointed and/or employed management and investment advisors position of influence, operation, management and control of the Nations Funds Enterprise to manage or operate, directly or indirectly, in the affairs of the enterprise through unlawful and unauthorized conduct by providing the Canary Individual Defendant an unlawful late trading advantage and through stealing and converting the money or property of the Plaintiffs and Holders Class long-term investors and transported it in interstate commerce;

(2) To operate, manage, conduct or participate, directly or indirectly, in the conduct of the Nation's Funds Enterprise's affairs through a pattern of unlawful activity;

(3) To make unlawful profits from their operation, management, or participation, directly or indirectly, in the conduct of the affairs of the Nations Funds Enterprise through a pattern of unlawful activity.

b. Membership In the Nations Funds Enterprise

104. The membership in the Nations Funds Enterprise was and is as follows:

A. Nations Funds, Inc. ("NFI"), and any Nations Funds parents, subsidiaries, affiliates, members, any entities that it owns or controls, and/or its representatives, excluding any BOA parents, subsidiaries, affiliates, members, entities or representatives;

B. Nations Funds Trust ("NFT"), and any Nations Funds parents, subsidiaries, affiliates, members, any entities that it owns or controls it, and/or its representatives, excluding any BOA parents, subsidiaries, affiliates, members, entities or representatives;

C. The Nations Funds family of mutual funds described above, and any Nations Funds parents, subsidiaries, affiliates, members, any entities that the Nations Funds family of mutual funds own or control, and/or the funds' representatives, excluding any BOA parents, subsidiaries, affiliates, members, entities or representatives.

c. Structure of the Enterprise

105. At all relevant times, the Nations Funds Enterprise was an ongoing Enterprise composed of entities and individuals with common purposes, a continuity of structure and personnel, and a consensual decision-making structure that was used to register, offer and issue shares of the Nations Funds mutual funds family to long-term investors and to make management and investment decisions regarding the Nations Funds in the best interests of the

Nations Funds shareholders. The roles that were performed by the Nations Funds Enterprise and the various members of the Nations Funds Enterprise are described as follows:

> i. Planning. The members of the Nations Funds Enterprise formulated a broad-ranging plan to pool money for a wide variety of Nations Funds mutual fund family investment companies and to manage and invest the money in stocks, bonds, short-term money market instruments, or other securities.
>
> ii. Development. Nations Funds, Inc. was set up as the registrant and issuer of shares of the many Nations Funds in the Nations Funds family of mutual funds. The Nations Funds Trust and its Nations Funds affiliates such as the Nations Master Investment Trust and the Nations Separate Account Trust were set up as trustees for the Nations Funds to assure that the funds were managed and invested in the best interests of the Nations Funds long-term shareholders.
>
> iii. Nations Funds Management and Investment Operations. Although the members of the Nations Funds Enterprise all share the role of acting as fiduciaries in the best interests of the Nations Funds long-term shareholders, the Nations Funds Enterprise during the relevant times herein delegated responsibility and control over the daily management and investment decisions regarding the Nations Funds to Defendants BOA Advisors ("BAA") and Bank of America Capital Management ("BACAP"). As a practical matter, therefore, the mutual funds management executives who have had the role of making the daily management and investment decisions for the Nations Funds have been BOA mutual funds management executives who are colleagues of or subordinate to other BOA executives described herein, rather than the members of the Nations Funds Enterprise. Defendant BOA is the parent of Defendants BAA and BACAP, as well as the parent of the other Bank of America Defendants named herein.
>
> iv. Role of the Bank of America Individual Defendants Infiltrating The Nations Funds Enterprise For Unlawful Purposes. The BOA Individual Defendants utilized their respective positions of influence, management or control to conduct or participate, directly or indirectly, in the management or operation of the Nations Funds Enterprise through a pattern of unlawful activity. Specifically, the Individuals Defendants used their respective positions of influence, management or control, directly or indirectly, to provide the Canary Individual Defendant an unlawful and unauthorized late trading advantages over the long-term post-investment Plaintiffs and Holders Class for the Individual Defendants' own self interest and profits.
>
> v. Unlawful Activity and Profits. The pattern of post-investment unlawful conduct of the Individual Defendants participating in, operating, and managing the Nations Funds Enterprise stole and converted money or property belonging to the long-term post-investment Plaintiffs and Holders Class and transported it in interstate and foreign commerce..

d. Distinction Between the Nations Funds Enterprise and Pattern of Unlawful Activity

106. The Nations Funds Enterprise was separate and apart from the pattern of unlawful conduct of the Individual Defendants, because the Individual Defendants infiltrated the legitimate business operations and goals of the Nations Funds Enterprise through the Individual Defendants' respective management, operation, or conduct, or participation, directly or

indirectly, of the affairs of the Nations Funds Enterprise through their pattern of unlawful activity. The membership of the Nations Funds Enterprise also included innocent parties unaware of the Defendants' unlawful conduct.

e. Continuity of Nations Funds Enterprise

107. The Nations Funds Enterprise has been in existence for many years. It has had and continues to have continuity of both structure and personnel, because many of its original members continue to be active in its management, operation, and control of its conduct. The Individual Defendants' post-investment negligent and unlawful conduct will likely occur again in the future unless remedial action is taken by this court.

f. Culpability of Members of the Enterprise

108. Some of the members of the Nations Funds Enterprise, including each of the Defendants, acted with culpability in their conduct of its affairs. Other members of the Nations Funds Enterprise were unwitting instruments or victims of the culpable members of the Nations Funds Enterprise.

2. Bank of America-Nations Funds Association-In-Fact Enterprise

a. Purpose of Bank of America-Nations Funds Enterprise

109. **Lawful Purpose:** At all relevant times, the lawful purpose of the BOA-Nations Funds Enterprise was to offer a diversified range of banking and non-banking services and products. The Nations Funds is a non-bank affiliate of the BOA Corporation and the bank's other management, investment advisors and securities investment affiliated entities. The BOA is a bank holding company and a financial holding company that provides a diversified range of banking and non-banking financial services and products to its customers, including offering a

spectrum of mutual funds through its non-bank affiliate, the Nations Funds, to help long-term investors pursue a lifetime of financial goals.

110. **Unlawful Purpose:** At all relevant times, the unlawful purposes of the Bank America-Nations Funds Enterprise were:

(1). To allow the BOA Defendants, for their own self-interest and/or financial gain, to utilize their parent and affiliated and/or appointed and/or employed position of influence, operation, management and control of the Nations Funds to manage or operate, or participate, directly or indirectly, in the affairs of the enterprise through unlawful and unauthorized activity providing the Canary Defendants an unlawful late trading advantage and through stealing and converting the money or property of the long-term post-investment Plaintiff and Holders Class.

(2). To operate, manage, operate or participate, directly or indirectly, in the conduct of the Bank of America-Nations Funds Enterprise's affairs through a pattern of unlawful conduct;

(3). To make unlawful profits from their operation, management, operation or participation, directly or indirectly, in the conduct of the affairs of the BOA-Nations Funds Enterprise through a pattern of unlawful conduct.

b. Membership In the Bank of America-Nations Funds Enterprise

111. The membership in the Bank of America-Nations Funds was and is as follows:

A. BOA Corporation, and its subsidiaries, affiliates, members, any entities that it owns or controls and/or its representations.

B. BOA Advisors, LLC, and its parents, subsidiaries, affiliates, members, any entities that it owns or controls or control it, and/or its representations.

C. BOA Capital Management and its parents, subsidiaries, affiliates, members, any entities that it owns or controls or control it, and/or its representatives.

D. BOA Securities and its parents, subsidiaries, affiliates, members, any entities that it owns or controls or control it, and/or its representations.

E. Kenneth D. Lewis, Chairman, at all relevant times President and Chief Executive Officer of BOA Corporation.

F. Richard M. DeMartini, at all relevant times President of BOA Corporation's Asset Management Group.

G. Charles D. Bryceland, at all relevant times manager of a branch of BOA Securities.

H. Robert H. Gordon, at all relevant times President and Chairman of BOA Capital Management and the Nations Funds.

I. Theodore H. Siphol, III, at all relevant times an employee and agent of BOASecurities.

J. Edward J. Stern, at all relevant times Managing Principal of Canary Capital Partners, LLC, Canary Capital Partners, Ltd. and Canary Investment Management , LLC.

K. Canary Capital Partners, LLC, and its parents, subsidiaries, affiliates, members, and any entities that it owns or controls or control it, and/or its representatives.

L. Canary Capital Partners, Ltd. and its parents, subsidiaries, affiliates, members, and any entities that it owns or controls or control it, and/or its representatives.

M. Canary Investment Management, LLC, and its parents, subsidiaries, affiliates, members, and any entities that it owns or controls or control it, and/or its representatives.

N. Nations Funds, Inc. and its parents, subsidiaries, affiliates, members, any entities that it owns or controls or control it, and/or its representations.

O. Nations Funds Trust and its parents, subsidiaries, affiliates, members, any entities that it owns or controls or control it, and/or its representatives.

P. The Nations Funds family of mutual funds describes above, and any Nations Funds parents, subsidiaries, affiliates, members, any entities that it owns or controls or controls it, and/or its representatives.

Q. All hedge funds, intermediaries, brokers and other banks or mutual funds who during the relevant time period conducted or engaged in banking, trading or other financial services business with the Bank of America-Nations Funds Enterprise that was directly or indirectly related to the Nations Funds family of mutual funds or other mutual funds.

c. Structure of the Bank of America-Nations Funds Enterprise

112. At all relevant times, the Bank of America-Nations Funds Enterprise was an ongoing enterprise composed of entities, individuals and common purposes, a continuity of structure and personnel, and a consensual decision-making structure that was used to both encourage and affect its lawful and unlawful purposes, including looting, stealing and converting money or property belonging to Plaintiff and the Holders Class. The roles that were performed by the various members of the Bank of America-Nations Funds Enterprise are described as follows:

i. Planning. At all relevant times the BOA-Nations Funds Enterprise formulated and executed a cohesive plan for providing a diversified range of banking, money management, non-banking financial services and products to customers, including a spectrum of mutual funds for long-term investors through the Nations Funds non-bank affiliate. The "mastermind" of the enterprise who led the enterprise in its planning and goals was Defendant BOA CEO Kenneth D. Lewis. Defendant Lewis led the enterprise to set an ambitious goal of more than doubling the bank's profits by joining the hyper-competitive battle for the assets of affluent investors and managing investments. Previously, this lucrative business had been dominated by mutual funds giants like Fidelity and brokerage firms like Merrill Lynch. The "grand plan" set out by Defendant Lewis to launch an aggressive push into money management was to combine the enterprise's private bank with the private client services group and to use the bank's lending prowess to bolster its brokerage service. The grand plan was to create a more profitable synergy between the enterprise's banking and financial services and the enterprise's non-banking money management and investment choices, products and services.

ii. Development. The aggressive push into money management by Defendant BOA CEO Lewis was coordinated through top executives such as Defendant Richard M. DeMartini, President of Bank of America's Asset Management Group. The coordination for implementing an aggressive money management plan to attract affluent

investors and to develop a profitable synergy utilizing the BOA-Nations Funds Enterprise's bank lending prowess and financial services and the enterprise's Nations Funds non-bank affiliate's offer of mutual funds was implemented through communications and coordination among the Defendants.

iii. Operation, Participation In and Management of the Bank of America-Nations Funds Enterprise Through Unlawful Conduct. After developing the grand plan to increase the bank's profits through making an aggressive push into money management and creating an increased synergy between the enterprise's banking and non-banking services, the BOA Individual and Corporate Defendants maintained a façade of conducting the enterprise's operations according to acceptable banking as well as mutual funds management and financial advisory practices. In reality, however, beginning in April of 2001 the BOA Defendants conspired together with the Canary Defendants to allow them to conduct unlawful and unauthorized late trading of the enterprise's Nations Funds for the Defendants' own self-interest and gain. In exchange for increased bank profits and commissions, including profits from loans to Canary to conduct the illegal trades, wrap fees, increased management and financial advisory commissions from the Nations Funds, and profits from Canary parking "sticky assets" in various accounts, the BOA Defendants illegally utilized their fiduciary position of management and control of the Nations Funds in their own self interest at the direct expense of the enterprise's own Nations Funds' long-term holding investors. The BOA Defendants were able to unlawfully take advantage of this opportunity to profit at the expense of the Plaintiffs and the Holders Class, since the Nations Funds delegated the management and financial advisory responsibility for the Nations Funds to BOA Defendants BAA and BACAP. In operating and managing the enterprise through such unlawful conduct, the Defendants participated in and conducted the BOA-Nations Funds Enterprise through a pattern of illegal conduct looting, stealing and converting money or property belonging to Plaintiffs and the Holders Class.

The Canary Defendant became one of the BOA Defendants' largest customers as they both mutually benefited from the illicit relationship looting the enterprise's Nations Funds. Starting in April of 2001, for example, the BOA Defendants (1) provided Canary with a state-of-the art electronic late trading platform, allowing Canary to late trade the enterprise's own Nations Funds, as well as hundreds of other mutual funds that the enterprise offers its customers; and (2) provided Canary approximately $ 200 Million of credit to finance Canary, which included BOA financing for Canary's late trading the bank's Nations Funds for the BOA Defendants' own self-interests and at the direct expense of the Plaintiffs and the Holders Class.

iv. Coordination Among the Defendant Co-Conspirators Within the Enterprise. The illegal operation, participation in and management of the enterprise was extensively coordinated and the progress on the agreed illegal objectives was extensively reported among the BOA Defendants. After meeting with Canary to make the mutually beneficial arrangements for setting up the late trades of the Nations Funds, Defendant Siphol, who has already been charged with Grand Larceny for stealing from the funds for these arrangements, extensively coordinated the arrangements with the other senior bank executives, including the BOA Defendants. The extensive coordination included, for example, (1) Defendant Siphol summarizing and seeking approval of the Canary trading arrangements with Defendant Bryceland, his branch manager superior at Defendant BAS; (2) Defendant Siphol keeping Defendant Gordon abreast of the negotiations and arrangements with Canary and getting his approval. Defendant Gordon was then President of BACAP, the investment manager of the Nations Funds and later President of the Nations Funds; (3) Defendant Gordon keeping the board of directors of Nations Funds abreast of the trading arrangements with Canary; (4) Defendant Siphol coordinating the financing for the illegal late trades with executives from the Defendant Bank of America Corporation private bank, which was initially approved for $ 75 million, then increased to $100 million, then $ 200 million, and (5) various emails, for example, from Defendants Siphol and Bryceland were also forwarded to executives such as Defendant DeMartini, the President of the bank's Asset Management Group (who reported directly to Defendant CEO Lewis), and Defendant Gordon, the President of Defendant BACAP, praising the team effort involved in making trading arrangements with Canary, stating, for example: "*Accolades go to*: [the private bank executives for] Line of Credit for 75 mm, now 100MM....Ted Siphol for...drawing on the firms [sic] resources to establish [the Canary relationship]....Thanks to all team members who have contributed to this profitable relationship and for thinking across divisional lines." (emphasis added).

Based on these illegal arrangements Defendant Canary was assisted manually by the Bank of America Defendant co-conspirators in conducting the illegal late trades at the expense of the enterprise's own Nations Funds long-term post-investment holding investors, as well as allowed to conduct the illegal late trades directly through the trading platform provided Canary by the BOA Defendant aiders and abettors and co-conspirators.

v. Unlawful Profit. The pattern of post-investment unlawful conduct of the Defendants participating in, conducting and managing the BOA-Nations Funds Enterprise stole and converted money or property belonging to Plaintiff and the Holders Class.

d. Distinction Between Bank of America-Nations Funds Enterprise and Pattern of Unlawful Activity

113. The Bank of America-Nations Funds Enterprise was separate and apart from the pattern of its unlawful conduct because the enterprise engaged in both lawful and unlawful conduct. The membership of the Bank of America-Nations Funds Enterprise also included innocent parties unaware of the Defendants' unlawful conduct.

e. Continuity of Bank of America-Nations Funds Enterprise

114. The Bank of America-Nations Funds Enterprise was created by April 1, 2001, the beginning of the relevant post-investment time period herein. It continues today, and it will continue into the future unless remedial action is taken by this court. It has and continues to have continuity of both structure and personnel, since many of its original members continue to be active in its management and control of its lawful and unlawful operations.

f. Culpability of Members of Bank of America-Nations Funds Enterprise

115. Some of the members of the Bank of America-Nations Funds Enterprise, including each of the Defendants, acted with culpability in their conduct of its affairs. Other members of the Bank of America-Nations Funds Enterprise were unwitting instruments or victims of the culpable members of the Bank of America-Nations Funds Enterprise.

B. Unlawful Activity

116. Defendants engaged in a pattern of unlawful activity consisting of the following conduct:

Unlawful activity in violation of 18 U.S.C. §§ 1961 (1), 2314.

1. Stolen Or Converted Property.

117. At all relevant post-investment times alleged herein, Defendants, in violation of 18 U.S.C. § 2314, transported, transmitted, or transferred in interstate or foreign commerce money or property, of

the value of $5,000 or more, knowing the same to have been stolen or converted. The specific transactions associated with the late traded mutual funds that caused stolen and converted money or property from the illegal late trades to be transported, transmitted or transferred in interstate or foreign commerce by Defendants will be revealed in discovery.

C. Pattern.

118. The unlawful conduct of the "Defendants" constituted and constitutes a pattern of unlawful activity within 18 U.S.C. §1961 (5). ("Defendants" meaning the Individual Defendants, as related to the defendant "persons" relative to the Nations Funds Enterprise. "Defendants" meaning the Corporate and Individual Defendants, as related to the defendant "persons" relative to the Bank of America-Nations Funds Enterprise.) Defendants' conduct constitutes a pattern, because the conduct reflects both relationship between the various acts, and they have continued for a substantial period of time, that is, more than 18 months, and they threaten to continue in the future. The acts are related because they are connected to one another as part of a single scheme to conduct the same or related enterprises, that is, the Nations Funds Enterprise, or alternatively, the Bank of America-Nations Funds Enterprise. Their continuity is established by both the repeated nature of the conduct during the relevant period of time of the scheme and the continuing threat of similar conduct likely occurring in the future.

119. The unlawful conduct of Defendants was and is related, had the same or similar purposes, results, participants, and methods of commission and victims, including Plaintiffs and the Holders Class.

120. The unlawful actions of Defendants was and is part of their regular way of doing business for Defendants continued their unlawful conduct over an extensive period of time, that is, more than 18 months, and the unlawful conduct will likely continue in the future unless this Court takes remedial action.

IX. CLAIMS FOR RELIEF

COUNT I: VIOLATION OF 18 U.S.C. § 1962(c) (AGAINST INDIVIDUAL DEFENDANTS)

121. The preceding factual statements and allegations are incorporated herein by reference.

122. The Plaintiff and the Holders Class are "persons" within 18 U.S.C. §§ 1961(3); 1964(c).

123. Each Individual Defendant is a "person" within 18 U.S.C. §§ 1961(3); 1962(c).

124. The Nations Funds is an "enterprise" (but not a defendant for the purpose of this Count) within of 18 U.S.C. §§ 1961(4); 1962(c) and, at all relevant times, was engaged (and continue to be engaged) in activities affecting interstate commerce.

125. Each of the Individual Defendants managed, operated and/or participated, directly or indirectly, in the affairs of the Enterprise through a pattern of unlawful activity within 18 U.S.C. §§ 1961(1); 1961(5); 1962(c), to wit:

Unlawful stolen or converted property in violation of 18 U.S.C. §§ 1961 (1), 2314;

126. The Individual Defendants' pattern of unlawful activity and corresponding violations of 18 U.S.C. § 1962(c) proximately and/or directly caused the Plaintiff and the Holders Class to suffer injury to their businesses or property within 18 U.S.C. § 1964(c) by reason of their unlawful activity within 18 U.S.C. § 1961(1). Specifically, the Plaintiff and the Holders Class have and are suffering harm or damages in a number of ways, including but not limited to: the loss of value ("NAV") of the Nations Funds shares they have held during the relevant post-investment time period through the Individual Defendants' operation of the Nations Funds Enterprise; increased transaction costs and management fees; realization of undesirable tax consequences (including capital gains/losses); redemption demands which forced the Nations Funds to sell stock in a falling market (thereby compounding Plaintiff and the Holders Class' injuries); injuries from the funds' having to keep excessive cash on hand to pay out redemptions. The damages to their business and property suffered by

Plaintiff and the Holders Class were reasonably foreseeable by the Individual Defendants and/or were anticipated as a natural consequence of their pattern of unlawful activity.

127. Pursuant to 18 U.S.C.§ 1964(c), the Plaintiff and the Holders Class are entitled to recover threefold the damages sustained by reason of the Individual Defendants' violation of 18 U.S.C. § 1962(c), along with reasonable attorneys fees and court costs.

COUNT II: VIOLATION OF 18 U.S.C. § 1962(d) BY CONSPIRACY TO VIOLATE 18 U.S.C. § 1962(c) (AGAINST INDIVIDUAL DEFENDANTS)

128. The preceding factual statements and allegations are incorporated herein by reference.

129. The Plaintiff and the Holders Class are "persons" within 18 U.S.C. §§ 1961(3); 1964(c).

130. The Individual Defendants are "persons" within 18 U.S.C. §§ 1961(3); 1962(c); and 1962(d).

131. The Nations Funds constitutes an "enterprise" (but not a Defendant within this Count) within 18 U.S.C. §§ 1961(4); 1962(c); and 1962(d) and, at all relevant times, was engaged (and continues to be engaged) in activities affecting interstate commerce.

132. The Individual Defendants conspired among themselves (and possibly other persons and entities) within 18 U.S.C. § 1962(d) to violate 18 U.S.C. § 1962(c); that is, the Individual Defendants conspired to manage, operate and/or participate, directly or indirectly, in the affairs of the Nations Funds Enterprise through a pattern of unlawful activity within 18 U.S.C. §§ 1961(1); 1961(5); and 1962(c), to wit:

Unlawful stolen or converted property in violation of 18 U.S.C. §§1961 (1), 2314;

133. The Individual Defendants' pattern of unlawful activity and corresponding violations of 18 U.S.C. § 1962(d) proximately and/or directly caused the Plaintiff to suffer injury to its businesses or property within 18 U.S.C. § 1964(c) by reason of their unlawful activity within 18 U.S.C. § 1961. Specifically, the Plaintiff and the Holders Class have and are suffering harm or damages in a number

of ways, including but not limited to: the loss of value ("NAV") of the Nations Funds shares they have held during the relevant post-investment time period through the Individual Defendants' operation of the Nations Funds Enterprise; increased transaction costs and management fees; realization of undesirable tax consequences (including capital gains/losses); redemption demands which forced the Nations Funds to sell stock in a falling market (thereby compounding Plaintiff and the Holders Class' injuries); and injuries from the funds' having to keep excessive cash on hand to pay out redemptions. The damages suffered by the Plaintiff and the Holders Class were intended or reasonably foreseeable by the Individual Defendants and/or anticipated as a natural consequence of their pattern of unlawful activity.

134. Pursuant to 18 U.S.C.§ 1964(c), the Plaintiff and the Holders Class are entitled to recover threefold the damages sustained by the Individual Defendants' violation of 18 U.S.C.§ 1962(d), by conspiring to violate 18 U.S.C.§ 1962(c), along with reasonable attorneys fees and court costs.

COUNT III: VIOLATION OF 18 U.S.C. § 1962(c)
(AGAINST ALL DEFENDANTS)

135. The preceding factual statements and allegations are incorporated herein by reference.

136. The Plaintiff and the Holders Class are "persons" within 18 U.S.C. §§ 1961(3); 1964(c).

137. The Defendants are "persons" within 18 U.S.C. §§ 1961(3); 1962(c).

138. The Bank of America-Nations Funds Enterprise constitutes an "enterprise" within 18 U.S.C. §§ 1961(4); 1962(c) and, at all relevant times, was engaged (and continues to be engaged) in activities affecting interstate commerce.

139. The Defendants were (and continue to be) associated with The Bank of America-Nations Funds Enterprise and managed, operated and/or participated, directly or indirectly, in the affairs of Bank of America-Nations Funds Enterprise through a pattern of unlawful activity within 18 U.S.C. §§ 1961(1); 1961(5); 1962(c), to wit:

Unlawful stolen or converted property in violation of 18 U.S.C. §§ 1961 (1), 2314;

140. The Defendants' pattern of unlawful activity and corresponding violations of 18 U.S.C. § 1962(c) proximately and/or directly caused the Plaintiff and the Holders Class to suffer injury to their business or property within 18 U.S.C. § 1964(c) by reason of their unlawful activity within 18 U.S.C. § 1961. Specifically, the Plaintiff and the Holders Class have and are suffering harm or damages in a number of ways, including but not limited to: the loss of value ("NAV") of the Nations Funds shares they have held during the relevant post-investment time period through the Individual Defendants' operation of the Nations Funds Enterprise; increased transaction costs and management fees; realization of undesirable tax consequences (including capital gains/losses); redemption demands which forced the Nations Funds to sell stock in a falling market (thereby compounding Plaintiff and the Holders Class' injuries); and injuries from the funds' having to keep excessive cash on hand to pay out redemptions. The damages suffered by the Plaintiff and the Holders Class were intended or reasonably foreseeable by the Defendants and/or anticipated as a natural consequence of their pattern of unlawful activity.

141. Pursuant to 18 U.S.C. § 1964(c), the Plaintiff and the Holders Class are entitled to recover threefold the damages sustained by reason of Defendants' violation of 18 U.S.C.§ 1962(c), along with reasonable attorneys fees and court costs.

COUNT IV: VIOLATION OF 18 U.S.C. § 1962(d) BY CONSPIRACY TO VIOLATE 18 U.S.C. § 1962(c) (AGAINST ALL DEFENDANTS)

142. The preceding factual statements and allegations are incorporated herein by reference.

143. The Plaintiff and the Holders Class are "persons" within 18 U.S.C. §§ 1961(3); 1964(c).

144. The Defendants are "persons" within 18 U.S.C. §§ 1961(3); 1962(c); and 1962(d).

145. The Bank of America-Nations Funds Enterprise constitutes an "enterprise" within 18 U.S.C. §§ 1961(4); 1962(c); and 1962(d) and, at all relevant times, was engaged (and continues to be engaged) in activities affecting interstate commerce.

146. The Defendants are (and continue to be) associated with Bank of America-Nations Funds Enterprise, and conspired with each other (and possibly other persons and entities) within 18 U.S.C. § 1962(d) to violate 18 U.S.C. § 1962(c); that is, the Defendants conspired to manage, operate and/or participate, directly or indirectly, in the affairs of the Bank of America-Nations Funds Enterprise through a pattern of unlawful activity within the meaning of 18 U.S.C. §§ 1961(1), 2314; 1961(5); and 1962(c), to wit:

Unlawful stolen or converted property in violation of 18 U.S.C. §§ 1961 (1), 2314;

147. The Defendants' pattern of unlawful activity and corresponding violations of 18 U.S.C.§ 1962(d) proximately and/or directly caused the Plaintiff and the Holders Class to suffer injury to their businesses or property within 18 U.S.C. § 1964(c) by reason of Defendants' unlawful activity within 18 U.S.C. § 1961. Specifically, the Plaintiff and the Holders Class have and are suffering damages to the value ("NAV") of the shares they held during the relevant time period through Defendants' operation of the Bank of America-Nations Funds Enterprise through the pattern of unlawful activity. Specifically, the Plaintiff and the Holders Class have and are suffering harm or damages in a number of ways, including but not limited to: the loss of value ("NAV") of the Nations Funds shares they have held during the relevant post-investment time period through the Individual Defendants' operation of the Nations Funds Enterprise; increased transaction costs and management fees; realization of undesirable tax consequences (including capital gains/losses); redemption demands which forced the Nations Funds to sell stock in a falling market (thereby compounding Plaintiff and the Holders Class' injuries); and injuries from the funds' having to keep excessive cash on hand to pay out redemptions. The damages suffered by the Plaintiff and the Holders Class were intended or reasonably foreseeable by the Defendants and/or anticipated as a natural consequence of their pattern of unlawful activity.

148. Pursuant to 18 U.S.C.§ 1964(c), the Plaintiff and the Holders Class are entitled to recover threefold the damages sustained by reason of Defendants' violation of 18 U.S.C.§ 1962(d), by conspiring to violate 18 U.S.C.§ 1962(c), along with reasonable attorneys fees and court costs.

COUNT V: CIVIL CONSPIRACY
(AGAINST ALL DEFENDANTS)

149. The preceding factual statements and allegations are incorporated herein by reference.

150. Defendants have conspired among themselves to loot, steal and convert the money or property of the Plaintiff and the Holders Class for their own self-interest and/or financial gain.

151. Defendants have conspired among themselves to commit the aforementioned acts alleged herein and Plaintiff alleges that each and every such co-conspirator is jointly and severally liable to the Plaintiff and the Holders Class.

152. Defendants' employees and agents individually conspired amongst themselves to harm the Plaintiff and the Holders Class in order to increase their salaries, bonuses, commissions, and positions in Defendants' business organizations and/or their business organizations' profits.

153. The BOA Defendants and the Canary Defendants while feigning engagement in appropriate banking practices, mutual funds management and financial advisory practices, and mutual funds trading practices in fact conspired together to harm the Plaintiff and the Holders Class. This included, but was not limited to, conspiring to have the BOA Defendants provide the Canary Defendants unlawful and unauthorized late trading advantages at the expense of the BOA's own long-term post-investment Nations Funds holding investors in exchange for increased bank profits from bank loans financing the illegal trades, increased management and financial advisory commissions, feigned "wrap fees", percentage commissions for allowing Defendant Canary to use the Defendant BOA's trading platform to illegally late trade the Nations Funds and other mutual funds, and increased profits and fees from Defendant Canary parking "sticky assets" in various accounts.

154. The above stated concerted illegal acts and agreements proximately and/or directly caused special harm and damage to the Plaintiff and the Holders Class, in a number of ways, including but not limited to: the loss of value ("NAV") of the Nations Funds shares the Plaintiff and the Holders Class held during the relevant post-investment time period alleged herein; increased transaction costs and management fees; realization of undesirable tax consequences (including capital gains/losses); redemption demands which forced the Nations Funds to sell stock in a falling market (thereby compounding Plaintiff and the Holders Class's injuries); and injuries from the funds' having to keep excessive cash on hand to pay out redemptions.

155. The unlawful agreements entered into and amongst the above named parties is a willful, wanton, and intentional conspiracy entitling the Plaintiff and the Holders Class to an award of actual, special, and punitive damages, all costs and disbursements of this action, and such other and further relief as this Court deems just and proper.

COUNT VI: BREACH OF FIDUCIARY DUTIES
(AGAINST ALL DEFENDANTS)

156. The preceding factual statements and allegations are incorporated herein by reference.

157. The Nations Funds owed a fiduciary duty and special relationship of trust to the Plaintiff and Holders Class investors in the fund to use reasonable care and skill in the management and operation of the Nations Funds. The Nations Funds owed a duty of loyalty and candor to the Plaintiff and the Holders Class. As part of its fiduciary duty to the Plaintiff and the Holders Class, the Nations Funds also owed a duty to ensure that actions taken with respect to the management and operation of the funds would be taken in the best interest of the Plaintiff and the Holders Class long-term post-investment holding investors. The Nations Funds also owed a duty to the Plaintiff and the Holders Class not to permit illegal and unauthorized late trading of the funds. The Nations Funds delegated responsibility for the operation and management of the Nations Funds to Bank America Defendants

BAA and BACM, along with a fiduciary duty requiring Defendants BAA and BACM to operate and manage the Nations Funds in the best interest of the Plaintiffs and the Holders Class.

158. Defendants BAA and BACM owed a direct fiduciary duty to the Plaintiff and the Holders Class to use reasonable care and skill in the operation and management of the Nations Funds. Defendants BAA and BACM breached their fiduciary duty to the Plaintiff and the Holders Class in several ways, including but not limited to, allowing the Canary Defendants and others to conduct late trading of the Nations Funds, and by allowing the Bank of America Defendants to place their own financial and business interests above those of the Plaintiff and the Holders Class as alleged herein.

159. As a proximate and/or direct cause of Defendants' breaching their fiduciary duties and special relationship of trust, the Plaintiff and the Holders Class have been harmed and damaged in a number of ways, including but not limited to: the loss of value ("NAV") of the Nations Funds shares they held during the relevant post-investment time period alleged herein; increased transaction costs and management fees; realization of undesirable tax consequences (including capital gains/losses); redemption demands which forced the Nations Funds to sell stock in a falling market (thereby compounding Plaintiffs' injuries); and injuries from the funds' having to keep excessive cash on hand to pay out redemptions.

COUNT VII: CONSPIRACY TO BREACH FIDUCIARY DUTIES
(AGAINST ALL DEFENDANTS)

160. The preceding factual statements and allegations are incorporated herein by reference.

161. All Defendants agreed with each other to breach the fiduciary duty and special relationship of trust owed by the Nations Funds, BAA and BACM to the Plaintiff and the Holders Class by allowing late trading of the Nations Funds to occur, by not adequately monitoring these illegal and unauthorized activities or putting a stop to the activities, and by allowing the BOA Defendants to place their own financial and business interests above those of the Plaintiff and the Holders Class as alleged herein.

162. The Defendants engaged in numerous overt acts in support of this conspiracy, as outlined above.

163. As a proximate and/or direct cause of Defendants' conspiring to breach the fiduciary duties and special relationship of trust owed the Plaintiff and the Holders Class, the Plaintiff and the Holders Class have been harmed and damaged in a number of ways, including but not limited to: the loss of value ("NAV") of the Nations Funds shares they held during the relevant post-investment time period alleged herein; increased transaction costs and management fees; realization of undesirable tax consequences (including capital gains/losses); redemption demands which forced the Nations Funds to sell stock in a falling market (thereby compounding Plaintiff and the Holders Class' injuries); and injuries from the funds' having to keep excessive cash on hand to pay out redemptions.

COUNT VIII: NEGLIGENCE
(AGAINST ALL DEFENDANTS)

164. The preceding factual statements and allegations are incorporated herein by reference.

165. Defendants knew or in the exercise of ordinary care should have known that their illegal and unauthorized conduct alleged herein was contrary to the interests of the Plaintiff and the Holders Class.

166. Defendants, each of them individually, negligently, willfully, and recklessly failed and refused to halt the illegal and unauthorized conduct alleged herein when each of them had a duty to do so.

167. As a direct and proximate result of this negligence, gross negligence, willfulness, and recklessness of each of Defendants, the Plaintiff and the Holders Class have been damaged as heretofore alleged, and are entitled to an award of both actual and punitive damages.

COUNT IX: UNJUST ENRICHMENT
(AGAINST ALL DEFENDANTS)

168. The preceding factual statements and allegations are incorporated herein by reference.

169. Defendants have unlawfully obtained millions of dollars through conduct that was intentional, negligent, careless, and committed with reckless disregard of the rights of Plaintiff and the Holders Class through unfair, unlawful and unauthorized acts, as described above with more particularity, and it would be inequitable to permit Defendants to retain such money.

170. Defendants would be unjustly enriched were they entitled to retain possession and/or ownership of the money (or the assets into which the money has been converted) they have obtained and Plaintiff and Holders Class are entitled to the return to them by Defendants all of the money Defendants have received by their illegal and unauthorized conduct alleged herein.

171. Absent an immediate order placing such funds in escrow, the imposition of a constructive trust upon Defendants' gains during the post-investment period of illegal conduct alleged herein is mandated by Defendants' illegal and unauthorized conduct.

172. Absent the imposition of a constructive trust, Defendants will continue to profit and reward themselves with substantial benefits unjustly gained by their illegal and unauthorized conduct alleged herein.

COUNT X: FINAL EQUITABLE RELIEF
(AGAINST ALL DEFENDANTS, AS WELL AS THE NATIONS FUNDS DEFENDANTS)

173. The preceding factual statements and allegations are incorporated herein by reference.

174. If Defendants are permitted to continue the above referenced actions, the Plaintiff and the Holders Class will incur irreparable harm in the form of substantial monetary losses and loss of trust and confidence in Defendants' operation and management of the mutual funds until the Plaintiff and

the Holders Class are provided final relief by this Court precluding the Defendants from participating in the illegal and unauthorized conduct alleged herein.

175. Defendants will not suffer harm as a result of the issuance of such final relief as such an Order of this Court will simply restrain the Defendants from doing that which they cannot rightfully do.

176. The balance of interests for providing final equitable relief weigh heavily in the Plaintiff's and the Holders Class' favor.

177. Due to the unique nature of Plaintiff and the Holders Class' requisite trust and confidence in the operation and management of the Nations Funds in their best interest, such final equitable relief is necessary, since monetary damages alone will not adequately compensate the Plaintiff and the Holders Class for their losses.

178. The actions of Defendants constitute a continuing wrongful harm to the Plaintiff and the Holders Class that is irreparable in nature, entitling the Plaintiff and the Holders Class to the issuance of final relief prohibiting the Defendants from continuing the above referenced unlawful and injurious course of action and other appropriate relief to deprive the Defendants of their unlawful proceeds of their unlawful conduct by issuance of appropriate orders of disgorgement of the unlawful proceeds of Defendants' unlawful conduct.

179. The final relief requested herein is further based upon 18 U.S. Code § 1964(a) and other relevant law.

X. JURY DEMAND

180. The Plaintiff and the Holders Class demand a trial by jury of any and all issues triable of right.

XI. PRAYER FOR RELIEF

WHEREFORE, the Plaintiff and the Holders Class request that Judgment be as follows:

A. For the First Claim for Relief as to the Individual Defendants for violation of 18 U.S.C. §1962 (c): three times actual losses and attorney fees as provided by 18 U.S.C. §1964(c) and pursuant to 18 U.S.C. §1964(a), or other relevant law, the Plaintiff and the Holders Class request final relief precluding the Defendants from participating in the unlawful and unauthorized conduct alleged herein, along with disgorgement of all unlawful proceeds;

B. For the Second Claim for Relief as to the Individual Defendants for violation of 18 U.S.C. §1962(d) and (c): three times actual loses and attorney fees as provided by 18 U.S.C. §1964(c) and pursuant to 18 U.S.C. §1964(a), or other relevant law, the Plaintiff and Holders Class request final relief precluding Defendants from participating in the unlawful and unauthorized conduct alleged herein, along with disgorgement of all unlawful proceeds;

C. For the Third Claim for Relief as to all Defendants, jointly and severally, for violation of 18 U.S.C. §1962(c): three times actual loses and attorney fees as provided by 18 U.S.C. §1964(c) and pursuant to 18 U.S.C. §1964(a), or other relevant law, the Plaintiff and Holders Class request final relief precluding Defendants from participating in the unlawful and unauthorized conduct alleged herein, along with disgorgement of all unlawful proceeds;

D. For the Fourth Claim for Relief as to all Defendants, jointly and severally, for violation of 18 U.S.C. §1962(c) and (d): three times actual loses and attorney fees as provided by 18 U.S.C. §1964(c) and pursuant to 18 U.S.C. §1964(a), or other relevant law, the Plaintiff and Holders Class request final relief precluding Defendants from participating in the unlawful and unauthorized conduct alleged herein, along with disgorgement of all unlawful proceeds;

E. For the Fifth Claim for Relief as to all Defendants, jointly and severally, for Civil Conspiracy: actual, special and punitive damages;

F. For the Sixth Claim for Relief as to all Defendants, jointly and severally, for Breach of Fiduciary Duty and Special Relationship of Trust: actual, special and punitive damages;

G. For the Seventh Claim for Relief as to all Defendants, jointly and severally, for Conspiracy to Breach Fiduciary Duty and Special Relationship of Trust: actual and punitive damages;

H. For the Eighth Claim for Relief as to all Defendants, jointly and severally, for Negligence: actual and punitive damages;

I. For the Ninth Claim for Relief as to all Defendants, jointly and severally, for Unjust Enrichment: restitution to the Plaintiff and the Holders Class of all money Defendants unlawfully obtained or will unlawfully obtain;

J. For the Fourteenth Claim for Relief, as to all Defendants, the issuance of Final and Permanent Equitable Relief and Orders of Disgorgement of the Proceeds of Unlawful Conduct;

K. For all causes of action listed above: all costs, disbursements and expenses, as well as reasonable attorneys' fees;

L. For all causes of action listed above: all such other and further relief under law as this Court deems just and proper.

RESPECTFULLY SUBMITTED

Joseph W. Woodson, Jr.
Arkansas Bar # 94019
Donald M. Spears
Arkansas Bar # 75119
Bud Whetstone
Arkansas Bar # 69082
Kevin M. Odom
Arkansas Bar # 95022
WHETSTONE & SPEARS
400 West Capitol, Suite 2990
Little Rock, Arkansas 72201
Phone: 501-376-3564
Fax: 501-376-6938

Herbert T. Schwartz
State Bar of Texas # 17863020
Of Counsel to WHETSTONE & SPEARS
6303 Beverly Hill
Houston, Texas 77051
Phone: 713-443-1674

Hiram Eastland, Esquire
Attorney Identification Number: MS Bar # 5294
EASTLAND LAW OFFICES
610 Poplar Street
Greenwood, MS 38930
Phone: (662) 453-1227
Fax: (662) 453-2808
E-Mail: eastlandlaw@bellsouth.net

Of Counsel:

Professor G. Robert Blakey
Attorney Identification Number: D.C. Bar # 424844
NOTRE DAME LAW SCHOOL
1 Suffolk Street
London SW 1Y 4HG
ENGLAND
Phone: 011-44-207-484-7823
Fax: 011-44-207-484-7855
E-Mail: blakey.1@nd.edu

Andrew P. Campbell
Alabama State Bar # ASB-1555-L40A
Jonathan H. Waller
Alabama State Bar # ASB-0725-L53J
Yvonne Norris Beshany
Alabama State Bar # ASB-3633-B51Y
M. Clay Williams
Alabama State Bar # ASB-9101-A43M
CAMPBELL, WALLER & POER, LLC
2100A Southbridge Parkway, Suite 450
Birmingham, Alabama 35209
Phone: 205-803-0051
Fax: 205-802-5531

Peter J. McNulty
California State Bar # 89660
Daniel S. Glaser
California State Bar # 172056
MCNULTY LAW FIRM
827 Moraga Drive
Los Angeles, California 90049
Phone: 310-471-2707
Fax: 310-472-7014



DOCKET NO. 1586

BEFORE THE JUDICIAL PANEL ON MULTIDISTRICT LITIGATION

IN RE MUTUAL FUNDS INVESTMENT LITIGATION

Barbara R. Anding v. Bank of America Corp., et al., E.D. Arkansas, C.A. No. 4:05-525 05-2237

BEFORE WM. TERRELL HODGES, CHAIRMAN, JOHN F. KEENAN, D. LOWELL JENSEN, J. FREDERICK MOTZ,* ROBERT L. MILLER, JR., KATHRYN H. VRATIL AND DAVID R. HANSEN, JUDGES OF THE PANEL*

TRANSFER ORDER

Presently before the Panel is a motion by plaintiff in this action, pursuant to Rule 7.4, R.P.J.P.M.L., 199 F.R.D. 425, 435-36 (2001), to vacate the Panel's order conditionally transferring the action to the District of Maryland for inclusion in the Section 1407 proceedings occurring there in this docket. Defendants favor inclusion of this action in MDL-1586 proceedings.

On the basis of the papers filed and hearing session held, the Panel finds that this action shares sufficient questions of fact with actions in this litigation previously transferred to the District of Maryland. Transfer of the action to that district for inclusion in the coordinated or consolidated pretrial proceedings occurring there will serve the convenience of the parties and witnesses and promote the just and efficient conduct of this litigation. The Panel further finds that transfer of this action is appropriate for reasons expressed by the Panel in its original order directing centralization in this docket. In that order, the Panel held that the District of Maryland was a proper Section 1407 forum for actions arising out of allegations of market timing and/or late trading in the mutual fund industry. *See In re Mutual Funds Investment Litigation,* 310 F.Supp.2d 1359 (J.P.M.L. 2004).

IT IS THEREFORE ORDERED that, pursuant to 28 U.S.C. § 1407, this action is transferred to the District of Maryland and, with the consent of that court, assigned to the Honorable J. Frederick Motz, Andre M. Davis, and Catherine C. Blake for inclusion in the coordinated or consolidated pretrial proceedings occurring there in this docket.

FOR THE PANEL:

John F. Keenan
Acting Chairman

* Judges Hodges and Motz took no part in the decision of this matter.

UNITED STATES OF AMERICA
JUDICIAL PANEL ON MULTIDISTRICT LITIGATION

CHAIRMAN:
Judge Wm. Terrell Hodges
United States District Court
Middle District of Florida

MEMBERS:
Judge John F. Keenan
United States District Court
Southern District of New York

Judge D. Lowell Jensen
United States District Court
Northern District of California

Judge J. Frederick Motz
United States District Court
District of Maryland

Judge Robert L. Miller, Jr.
United States District Court
Northern District of Indiana

Judge Kathryn H. Vratil
United States District Court
District of Kansas

Judge David R. Hansen
United States Court of Appeals
Eighth Circuit

DIRECT REPLY TO:

Michael J. Beck
Clerk of the Panel
One Columbus Circle, NE
Thurgood Marshall Federal
Judiciary Building
Room G-255, North Lobby
Washington, D.C. 20002

Telephone: [202] 502-2800
Fax: [202] 502-2888

http://www.jpml.uscourts.gov

August 12, 2005

FILED ENTERED
LODGED RECEIVED
AUG 15 2005
AT BALTIMORE
CLERK U.S. DISTRICT
DISTRICT OF MARYLAND
BY

Felicia C. Cannon, Clerk
Edward A. Garmatz Fed. Bldg. & U.S. Courthouse
101 W. Lombard Street
Baltimore, MD 21201-2690

Re: MDL-1586 -- In re Mutual Funds Investment Litigation

Barbara R. Anding v. Bank of America Corp., et al., E.D. Arkansas, C.A. No. 4:05-525

Dear Ms. Cannon.

I am enclosing a certified copy and one additional copy of a transfer order filed today by the Panel in the above-captioned matter. The order is directed to you for filing.

The Panel's governing statute, 28 U.S.C. §1407, requires that the transferee clerk "...transmit a certified copy of the Panel's order to transfer to the clerk of the district court from which the action is being transferred."

The Panel has ordered that its Rule 1.6(a), pertaining to transfer of files, be suspended for purposes of this litigation. Accordingly, the transferee district clerk shall request, and the transferor district clerk shall forward, only those files deemed necessary by the transferee district court.

A list of involved counsel is attached.

Very truly.

Michael J. Beck
Clerk of the Panel

By Denise Morgan
Deputy Clerk

Enclosures/Attachment

cc. Transferee Judges. Judge J. Frederick Motz; Judge Catherine C. Blake; Judge Andre M. Davis
Transferor Judge: Judge J. Leon Holmes
Transferor Clerk: James W. McCormack

INVOLVED COUNSEL LIST
DOCKET NO. 1586
IN RE MUTUAL FUNDS INVESTMENT LITIGATION

FILED ENTERED
LODGED RECEIVED
AUG 15 2005
AT BALTIMORE
CLERK U.S. DISTRICT COURT
DISTRICT OF MARYLAND
BY

Martin J.E. Arms
Watchtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019-6150

Stephen R. Diprima
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019

Hiram Eastland
Eastland Law Offices
610 Poplar Street
Greenwood, MS 38930

John B. Isbister
Tydings & Rosenberg, LLP
100 East Pratt Street
26th Floor
Baltimore, MD 21202

Mark A. Perry
Gibson, Dunn & Crutcher, LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Herbert T. Schwartz
6303 Beverly Hill
Houston, TX 77051

Donald M. Spears
Whetstone Law Firm
400 W. Capitol
Suite 2900
Little Rock, AR 72201

Bud B. Whetstone
Whetstone Law Firm
Regions Bank Building
400 West Capitol, Suite 2900
Little Rock, AR 72201

M. Clay Williams
Campbell, Waller & Poer, LLC
2100-A SouthBridge Parkway
Suite 450
Birmingham, AL 35209

Michael S. Winograd
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019

BRIAN BARRY #135631
ISAAC SIMON #228911
LAW OFFICES OF BRIAN BARRY
1801 Avenue of the Stars, Suite 307
Los Angeles, California 90067
Telephone: (310) 788-0831
Facsimile: (310) 788-0841

Attorneys for Plaintiff

UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

IN RE: MUTUAL FUNDS INVESTMENT LITIGATION	MDL 1586
This Document Relates To: MIKE SAYEGH, on behalf of the General Public, Plaintiff v. JANUS CAPITAL CORPORATION, JANUS CAPITAL MANAGEMENT LLC, JANUS INVESTMENT FUND, EDWARD J. STERN, CANARY CAPITAL PARTNERS LLC, CANARY INVESTMENT MANAGEMENT LLC, CANARY CAPITAL PARTNERS, LTD., KAPLAN & CO. SECURITIES INC., BANK ONE CORPORATION, BANC ONE INVESTMENT ADVISORS, THE ONE GROUP MUTUAL FUNDS, BANK OF AMERICA CORPORATION, BANKC OF AMERICA CAPITAL MANAGEMENT LLC, BANC OF AMERICA ADVISORS LLC, NATIONS FUND INC., ROBERT H. GORDON, THEODORE H. SIHPOL III, CHARLES D. BRYCELAND, SECURITY TRUST COMPANY, STRONG CAPITAL MANAGEMENT INC., JB OXFORD & COMPANY, ALLIANCE CAPITAL MANAGEMENT HOLDING L.P., ALLIANCE CAPITAL MANAGEMENT L.P., ALLIANCE CAPITAL MANAGEMENT CORPORATION, AXA FINANCIAL INC., ALLIANCEBERNSTEIN REGISTRANTS, GERALD MALONE, CHARLES SCHAFFRAN, MARSH & MCLENNAN COMPANIES, INC., PUTNAM INVESTMENTS TRUST, PUTNAM INVESTMENT MANAGEMENT LLC,	CASE NO. CV03-8736 FMC (PJWx) MOTION TO REMAND

PUTNAM INVESTMENT FUNDS, JUSTIN M. SCOTT AS DOE 1, OMID KAMSHAD AS DOE 2, LAWRENCE J. LASSER AS DOE 3, RICHARD S. STRONG AS DOE 4, PBHG MUTUAL FUNDS AS DOE 5, PBHG FUND DISTRIBUTORS AS DOE 6, PBHG FUNDS AS DOE 7, GARY L.PILGRIM AS DOE 8, HAROLD J. BAXTER AS DOE 9, PILGRIM BAXTER & ASSOCIATES, LTD. AS DOE 10, VERAS INVESTMENT PARTNERS LLP AS DOE 11, JAMES PATRICK CONNELLY, JR. AS DOE 12, THE ALGER FUND AS DOE 13, FRED ALGER MANAGEMENT INC. AS DOE 14, THE FEDERATE FUNDS AS DOE 15, FEDERATED INVESTORS FUNDS AS DOE 16, FEDERATED SECURITIES CORPORATION AS DOE 17, FEDERATED INVESTMENT MANAGEMENT CO. AS DOE 18, FEDERATED INVESTORS, INC. AS DOE 19, THE CHARLES SCHWAB CORPORATION AS DOE 20, CHARLES SCHWAB & CO., INC. AS DOE 21, THE EXCELSIOR MUTUAL FUNDS AS DOE 22, EXCELSIOR FUNDS TRUST AS DOE 23, EXCELSIOR FUNDS, INC. AS DOE 24, UNITED STATES TRUST COMPANY OF NEW YORK AS DOE 25, U.S.TRUCT CORPORATION AS DOE 26, INVESCO FUNDS GROUP, INC. AS DOE 27, AMVESCAP PLC AS DOE 28, AMERICAN SKANDIA INC. AS DOE 29, RAYMOND CUNNINGHAM AS DOE 30, BREAN MURRAY & CO. INC. AS DOE 31, SUN LIFE FINANCIAL INC. AS DOE 32, MASSACHUSETTS FINANCIAL SERVICES CO. D/B/A/ MFS INVESTMENT MANAGEMENT AS DOE 33, EMPIRE FINANCIAL HOLDING CO. AS DOE 34, MILLENNIUM PARTNERS L.P. AS DOE 35, THE BEAR STEARNS COS. INC. AS DOE 36, ADVANTAGE TRADING GROUP AS DOE 37 and DOES 38-500, Defendants.	

Plaintiff Mike Sayegh hereby moves to remand this action to the Central District of California. The grounds for this Motion are fully set forth in the Omnibus Memorandum of Law in Support of Plaintiffs' Motions to Remand, filed concurrently herewith.

Date: April 15, 2004

LAW OFFICE OF BRIAN BARRY

Brian Barry #135631
Isaac Simon #228911
1801 Avenue of the Stars, Suite 307
Los Angeles, CA 90067
Telephone: (310) 788-0831
Facsimile: (310) 788-0841

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	)	MDL-1586
	)	
	)	Case No. 04-md-15862
Bank of America sub-track	)	
	)	
______________________________	)	

SUPPLEMENTAL MEMORANDUM IN FURTHER SUPPORT OF THE MOTION TO DISMISS THE DERIVATIVE COMPLAINT AND THE CLASS ACTION COMPLAINT IN THE BANK OF AMERICA SUB-TRACK

TABLE OF CONTENTS

Page

TABLE OF AUTHORITIES iii

PRELIMINARY STATEMENT 1

STATEMENT OF THE CASE 1

ARGUMENT 4

POINT I THE DERIVATIVE PLAINTIFF LACKS STANDING BECAUSE HE DOES NOT OWN SHARES IN ANY TIMED FUND AND HE ACQUIRED HIS SHARES LONG AFTER THE CORE OF THE ALLEGED WRONGDOING OCCURRED 4

A. Finnell cannot bring claims on behalf of mutual funds that he does not own 4

B. Finnell lacks standing because he acquired his shares long after the core of the alleged wrongdoing 5

C. Finnell lacks standing because the only mutual fund in which he owns shares was not market-timed or late-traded. 6

POINT II FINNELL FAILS TO MEET THE OTHER REQUIREMENTS OF RULE 23.1 7

A. Finnell cannot bring a derivative action because Nations is enforcing the funds' rights. 7

B. Finnell's claims must also be dismissed for failure to make demand or plead demand futility with particularity. 9

1. Under Delaware law, the Nations independent trustees are deemed "independent and disinterested" in their consideration of a demand 9

2. Finnell also fails to meet the common law requirements for demand excusal 9

POINT III ALL SECTION 36(b) CLAIMS UNDER THE ICA MUST BE DISMISSED 10

POINT IV PLAINTIFFS' CLAIMS UNDER SECTIONS 11 AND 12(a)(2) MUST BE DISMISSED 12

A. The Section 11 and 12(a)(2) allegations sound in fraud, but do not meet the heightened pleading requirements of Rule 9(b) 12

B. Plaintiffs do not allege a material misrepresentation or omission 13

C. Nations and the trustees are not proper defendants for a Section 12(a)(2) claim 14

POINT V PLAINTIFFS' CLAIMS UNDER SECTION 10(b) MUST BE DISMISSED 15

POINT VI PLAINTIFFS' CONTROL-PERSON CLAIMS MUST BE DISMISSED 17

POINT VII THE FEDERAL CLAIMS OF PLAINTIFF GRIFFITH AND THE "FIDUCIARY SUB-CLASS" SHOULD BE DISMISSED FOR LACK OF STANDING 18

POINT VIII PLAINTIFFS LACK STANDING FOR CLASS CLAIMS 19

POINT IX VENUE IS IMPROPER IN SOME OF THE UNDERLYING CASES 19

CONCLUSION 20

TABLE OF AUTHORITIES

Cases **Page**

Amalgamated Bank v. Yost, 2005 WL 226117 (E.D. Pa. Jan. 31, 2005) 6

Bird v. Lida, Inc., 681 A.2d 399 (Del. Ch. 1996) 6

Brown v. Ferro Corp., 763 F.2d 798 (6th Cir. 1985) 7-8

Cal. Public Employees' Ret. Sys. v. Chubb Corp., 394 F.3d 126 (3d Cir. 2004) 12-13

Carpenter v. Harris, Upham & Co., 594 F.2d 388 (4th Cir. 1979) 17-18

Daily Income Fund, Inc. v. Fox, 464 U.S. 523 (1984) 11

Emerald Partners v. Berlin, 564 A.2d 670 (Del. Ch. 1989) 7n

Felzen v. Andreas, 134 F.3d 873 (7th Cir. 1998) 8

Gartenberg v. Merrill Lynch Asset Mgmt., Inc., 694 F.2d 923 (2d Cir. 1982) 10

Glaser v. Enzo Biochem, Inc., 303 F. Supp. 2d 724 (E.D. Va. 2003) 16

Greater Iowa Corp. v. McLendon, 378 F.2d 783 (8th Cir. 1967) 19

Hawes v. Oakland, 104 U.S. 450 (1881) 5

In re Bank of New York Deriv. Litig., 320 F.3d 291 (2d Cir. 2003) 6

In re Cryomedical Sciences, Inc. Sec. Litig., 884 F. Supp. 1001 (D. Md. 1995) 17, 18

In re Delta & Pine Land Co. S'holders Litig., 2000 WL 875421 (Del. Ch. June 21, 2000) 8

In re Eaton Vance Corp. Sec. Litig., 219 F.R.D. 38 (D. Mass. 2003) 11

In re First Union Corp. Sec. Litig., 128 F. Supp. 2d 871 (W.D.N.C. 2001) 16

In re Mutual Fund Litig., 320 F. Supp. 2d 352 (D. Md. 2004) 16n

In re New Valley Corp. Derivative Litig., 2004 WL 1700536 (Del. Ch. June 28, 2004) 5

In re Royal Ahold, 351 F. Supp. 2d 334 (D. Md. 2004) 14, 15, 15n, 16, 18n

In re Storage Tech. Corp. Sec. Litig., 630 F. Supp. 1072 (D. Col. 1986) 18

Juntti v. Prudential-Bache Sec., Inc., 993 F.2d 228 (4th Cir. 1993) 16

Kauffman v. Dreyfus Fund, Inc., 434 F.2d 727 (3d Cir. 1970) 5, 11

Kramer v. Western Pacific Indus., Inc., 546 A.2d 348 (Del. 1988)... 7

Midland Food Services, LLC v. Castle Hill Holdings V, LLC,
792 A.2d 920 (Del. Ch. 1999) 6

Migdal v. Rowe Price-Fleming Int'l Inc., 248 F.3d 321 (4th Cir. 2001)............................... 10, 11

Migdal v. Rowe-Price Fleming Int'l Inc., 2000 WL 350400
(D. Md. Mar. 20, 2000), aff'd, 248 F.3d 321 (4th Cir. 2001) 11

Oakland Raiders v. Office of Emergency Preparedness,
380 F. Supp. 187 (N.D. Cal. 1974).. 12

O'Brien v. Continental Ill. Nat'l Bank, 593 F.2d 54 (7th Cir. 1979) 19

Ottmann v. Hanger Orthopedic Group, Inc., 353 F.3d 338 (4th Cir. 2003) 15

Rombach v. Chang, 355 F.3d 164 (2d Cir. 2004).. 12, 13

Shields v. Citytrust Bancorp., Inc., 25 F.3d 1124 (2d Cir. 1994) 17

Walker v. Cardinal Savings & Loan Assoc., 690 F. Supp. 494 (E.D. Va. 1988)........................ 17

Williams v. Bank One Corp., 2003 WL 22964376 (N.D. Ill. Dec. 15, 2003)......................... 5, 11

Statutes

8 Del. C. § 327 5

12 Del. C. § 3801 9

12 Del. C. § 3804(a).. 5n

15 U.S.C. § 77k.. 18

15 U.S.C. § 80a-35(b) 10-11

15 U.S.C. § 77l.. 14, 18

28 U.S.C. § 1404 19

Rules

Fed. R. Civ. P. 9(b) 12

Fed. R. Civ. P. 12(b)(3) 19

Fed. R. Civ. P. 23.1 .... passim

Investment Company Act Rule 12d3-1(d)(8) 5n

Treatises

7C Wright, Miller & Kane, Federal Practice and Procedure § 1828 (1986) 6

Nov. 7, 1995 SEC No-Action Letter 5n

SEC Release No. 33-8408 (4/19/2004) 13

Bank of America Corporation ("BAC"), Bank of America, N.A. ("BANA"), Banc of America Capital Management, LLC and BACAP Distributors, LLC (collectively, "BACAP"), Banc of America Securities, LLC ("BAS"), the Nations Funds Trust ("Nations"), and the Nations trustees join in the Fund Omnibus Briefs and submit this memorandum in further support of their motion to dismiss the Fund Derivative and Class Complaints filed in the Bank of America/Nations Funds sub-track.

PRELIMINARY STATEMENT

The Fund Derivative and Class Complaints must be dismissed in their entirety. The derivative plaintiff fails multiple, independent requirements under Fed. R. Civ. P. 23.1 to have standing to maintain a derivative action. Although Plaintiff Finnell purports to sue on behalf of more than fifty Nations funds, he only owns shares in a single Nations fund. According to his own allegations, that fund was not even market-timed. Plaintiff Finnell also fails other threshold standing requirements for proceeding derivatively: He does not plead particularized facts showing that Nations has failed to enforce its rights or that demand is excused. Moreover, as will be shown below, the Derivative and Class Complaints fail to state any claim under the federal securities laws.

STATEMENT OF THE CASE

BAC is a bank holding company that operates through subsidiary corporations. BANA is a national banking association. BAS is a registered broker-dealer. BACAP is the investment advisor and distributor for Nations, a Delaware statutory trust that houses fifty-six open-ended mutual funds. Nations is governed by a board of trustees. The "independent" trustees are the functional equivalent of "outside directors." See generally Class Compl. ¶¶ 14-22; Deriv. Compl. ¶¶ 21-27.

These actions arise out of investigations by the New York Attorney General ("NYAG") and the Securities and Exchange Commission ("SEC") into alleged market-timing and late-trading activities at certain BAC subsidiaries. Early last year, BACAP and BAS announced agreements in principle with the regulators resolving these investigations. See, e.g., Deriv. Compl. ¶ 12; Class Compl. ¶ 123. These settlements have now been finalized in public orders. See SEC Order, In re Banc of America Capital Management, LLC (Winograd Aff. Ex. A); NYAG Assurance of Discontinuance, In re Banc of America Capital Management, LLC (Winograd Aff. Ex. B). These settlements provide for the payment of $250 million in disgorgement and $125 million in penalty, all of which will be available to compensate affected shareholders and/or mutual funds, including Nations shareholders as well as shareholders of other funds unaffiliated with the Bank of America corporate family. SEC Settlement ¶ 139. The NYAG settlement provides for roughly $80 million in fee reductions over the next five years that will benefit the Nations funds. NYAG Assurance of Discontinuance, Agreement I.C.

The Complaints broadly allege that in early 2001, BACAP gave Canary Capital permission to market-time certain Nations funds. Class Compl. ¶¶ 81-84. Canary allegedly timed those funds from May 2001 to July 2003. Deriv. Compl. ¶¶ 107, 297. BACAP also allegedly gave an entity known as TranSierra permission to market-time certain Nations funds. Class Compl. ¶ 32. TranSierra allegedly timed those funds from August 2000 through June 2003. Id. According to the regulatory settlements, Canary made approximately $16 million and TranSierra made approximately $2 million from their timing. SEC Settlement ¶¶ 33, 54.

The Complaints allege that Ted Sihpol, a broker at BAS, facilitated late-trading by Canary into the Nations funds through fraudulent processing of Canary's manual order tickets and through arranging Canary's use of an electronic trading platform to enter mutual fund trades

after 4:00 p.m. Class Compl. ¶¶ 75, 86-87. BAS also allegedly provided this electronic trading platform to three Introducing Brokers that cleared trades through BAS's broker-dealer services group. Id. ¶¶ 33-35, 101. Two of the Introducing Brokers allegedly market-timed and late-traded in the Nations funds. Id.[1]

The Class Complaint has very few allegations directed at the Nations trustees. It alleges that they oversaw the operations of the Nations funds but "failed to prevent" the improper conduct because of a fundamental conflict of interest. Id. ¶¶ 22, 44. The Class Complaint also alleges that, at a board meeting on May 29-30, 2002, the trustees approved a redemption fee as well as certain exemptions from the fee for certain transactions. Id. ¶ 111. The Class Complaint, however, contains no allegations that the independent trustees negotiated with, or granted permission to, any entity to market-time any Nations fund. There are no allegations of particularized facts that they were aware of any market-timing being allowed in the Nations funds.[2] The Class Complaint contains no allegation that they knew of the existence of Canary, much less approved its timing activities. It contains no allegation that they profited from any of

[1] For the reasons stated in Bank of America's supplemental brief addressing claims brought by shareholders in fund families unaffiliated with Bank of America, the Complaints' allegations against BAS in its capacity as a "clearing defendant" should be dismissed in their entirety.

[2] Class plaintiffs disingenuously cite an e-mail, dated May 2, 2002, to support an allegation that Canary's timing activity was presented to the trustees. Class Compl. ¶ 112. But there is no allegation that this e-mail was sent to any of the trustees — which it was not. Nor does the e-mail, which was sent almost a month before the trustees' May 29-30, 2002 meeting at which the redemption fee was approved, even refer to the trustees. This e-mail quite simply does not support an allegation concerning the trustees' knowledge of market-timing or late-trading being permitted in the Nations funds.

the alleged improper trading. And it contains no allegation that they knew about or participated in late-trading activities by any BAS client.[3]

ARGUMENT

POINT I

THE DERIVATIVE PLAINTIFF LACKS STANDING BECAUSE HE DOES NOT OWN SHARES IN ANY TIMED FUND AND HE ACQUIRED HIS SHARES LONG AFTER THE CORE OF THE ALLEGED WRONGDOING OCCURRED

The derivative plaintiff, Robert K. Finnell, filed suit on behalf of the fifty-six Nations funds that are organized under the Nations Funds Trust. Deriv. Compl. ¶ 32. He alleges that he purchased shares in the Marsico Growth Fund in March 2002. Id. ¶ 5.[4] Although the derivative complaint lists eleven timed funds, that fund is not one of them. Id. ¶¶ 105-07; SEC Settlement ¶¶ 29, 40.

A. Finnell cannot bring claims on behalf of mutual funds that he does not own.

Well-settled principles of federal and state law preclude Finnell from asserting claims on behalf of funds that he does not own. The "continuous ownership" requirement mandates that a derivative plaintiff must own shares in the entity on whose behalf he seeks to sue throughout the period of the alleged wrongdoing and for the duration of the lawsuit. Fed. R. Civ.

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3 The Complaints also contain no specific allegations whatsoever concerning trustees James B. Sommers and Thomas S. Word, Jr., who were not considered to be independent trustees under the Investment Company Act. Because of the lack of any specific allegations against these two trustees as well as the arguments set forth below, all claims against them must be dismissed.

4 It is not clear whether Finnell even owns a Nations fund. There are two Marsico Growth Funds. One is part of the Nations funds (NMGIX) and one is not (MGRIX). His allegations do not clarify which one he owns.

P. 23.1; 8 Del. C. § 327. This requirement was recognized by the United States Supreme Court more than one hundred years ago and is now regarded as a "bedrock" principle of state law. Hawes v. Oakland, 104 U.S. 450, 461 (1881); In re New Valley Corp. Derivative Litig., 2004 WL 1700536, at *12-13 (Del. Ch. June 28, 2004); Fund Derivative Omnibus Brief at 44-47.

The "continuous ownership" requirement applies with full force in the mutual fund context. See, e.g., Kauffman v. Dreyfus Fund, Inc., 434 F.2d 727, 734-38 (3d Cir. 1970); Williams v. Bank One Corp., 2003 WL 22964376, at *1 (N.D. Ill. Dec. 15, 2003). Finnell cannot avoid this requirement by arguing that all Nations funds are housed under the same statutory trust. This argument was raised and rejected in one of the cases transferred to this MDL. Williams, 2003 WL 22964376, at *1. In Williams, a shareholder of two One Group mutual funds sought to bring a derivative action on behalf of all the funds, which he alleged "are not separately incorporated, but . . . represent[] a separate series of beneficial interests in One Group Mutual Funds." Id. at *1. The court held that "any notion of Williams being able to bootstrap upstream to the business trust and thence downstream to the other separate funds clearly has nothing at all to commend it." Id.; Fund Derivative Omnibus Brief at 46-47.[5]

B. Finnell lacks standing because he acquired his shares long after the core of the alleged wrongdoing.

Finnell also fails the "continuous ownership" requirement because he did not purchase shares until March 20, 2002, long after the key events alleged in his Complaint took

[5] Williams comports with the understanding of the SEC. See Nov. 7, 1995 SEC No-Action Letter ("Each series of a series of investment company . . . is the functional equivalent of a separate investment company."); see also Investment Company Act Rule 12d3-1(d)(8). As permitted by Delaware law, the Nations trust agreement, which is publicly filed with the SEC, completely separates the assets and liabilities of each series (or mutual fund) within the trust. Del. Code, tit. 12, § 3804(a); Amended and Restated Decl. of Trust of Nations Funds Trust, Art. III. § 5(a) at 4 (Winograd Aff. Ex. C).

place. Deriv. Compl. ¶ 20(a); see Amalgamated Bank v. Yost, 2005 WL 226117, at *6-7 (E.D. Pa. Jan. 31, 2005). As the Second Circuit has held, to have derivative standing under Fed. R. Civ. P. 23.1, "a proper plaintiff must have acquired his or her stock in the corporation before the core of the allegedly wrongful conduct transpired." In re Bank of New York Deriv. Litig., 320 F.3d 291, 298 (2d Cir. 2003) (emphasis added); 7C Wright, Miller & Kane, Federal Practice and Procedure § 1828, at 65 (1986) ("federal courts generally have rejected the contention" that a plaintiff may "bring suit for injuries suffered by the corporation subsequent to plaintiff's acquisition of stock"); see also Midland Food Services, LLC v. Castle Hill Holdings V, LLC, 792 A.2d 920, 932 (Del. Ch. 1999); Bird v. Lida, Inc., 681 A.2d 399, 406 n.5 (Del. Ch. 1996).

Here, the core of the alleged wrongdoing occurred in early 2001, nearly a year prior to plaintiff's March 2002 purchase. Finnell acquired his shares after Sihpol's relationship with Canary began, Deriv. Compl. ¶¶ 107, 273, after Sihpol convinced Gordon to permit Canary to market-time, id. ¶¶ 271-75, after BAS provided its electronic platform to Canary and Trautman Wasserman, id. ¶ 100, and after Bank of America provided Canary with a credit agreement, id. ¶ 280.

C. Finnell lacks standing because the only mutual fund in which he owns shares was not market-timed or late-traded.

Finnell lacks standing even to pursue claims on behalf of the one fund that he does own. According to plaintiff's allegations, that fund was not one of the timed funds. See Deriv. Compl. ¶¶ 105-07; see also SEC Settlement ¶¶ 29, 40. A derivative plaintiff cannot sue derivatively on behalf of an entity that was not injured. See, e.g., Brown v. Ferro Corp., 763

F.2d 798, 802 (6th Cir. 1985); cf. Kramer v. Western Pacific Indus., Inc., 546 A.2d 348, 351 (Del. 1988); see also Fund Derivative Omnibus Brief at 47-49.[6]

POINT II

FINNELL FAILS TO MEET THE OTHER REQUIREMENTS OF RULE 23.1

A. Finnell cannot bring a derivative action because Nations is enforcing the funds' rights.

Plaintiff cannot bring his derivative action for the additional reason the Derivative Complaint fails to allege facts establishing that Nations has failed to enforce the funds' rights. See Fund Derivative Omnibus Brief at 13-17; Fed. R. Civ. P. 23.1. The Complaint simply ignores the role that the independent Nations trustees will play in connection with the regulatory settlement distribution process. Deriv. Compl. ¶ 501(g). Pursuant to the express terms of the regulatory settlements, the independent Nations trustees will participate in the "develop[ment]" of a distribution "methodology" for distributing a portion of the Bank of America regulatory settlement to affected shareholders and/or funds. SEC Settlement ¶ 139.

The Complaint also ignores the public disclosures in the wake of the NYAG Canary Complaint demonstrating that Nations is enforcing the funds' rights. For example:

- On September 8, 2003, the trustees pledged to "take action as appropriate." Press Release, Bank of America and Nations Funds Trustees announce actions (Sept. 8, 2003) (Winograd Aff. Ex. D). In the same release, Bank of America stated that it would provide restitution to the Nations funds for any damages that resulted from the timing activities. Id.; see also SEC Settlement ¶¶ 62-63.
- On September 19, 2003, Nations funds shareholders received a letter reiterating that "the independent trustees of the Nations Funds have hired an independent firm to evaluate whether there was any monetary impact to any

[6] For these reasons, Finnell also is not a "fair and adequate" representative under Fed. R. Civ. P. 23.1. See also Emerald Partners v. Berlin, 564 A.2d 670, 673 (Del. Ch. 1989) (Del. law).

funds." Sept. 19, 2003 letter to Nations shareholders (Winograd Aff. Ex. E). The letter told shareholders that, to the extent "Nations Funds shareholders were adversely affected," "appropriate restitution will be made [by BACAP]." Id.

- On October 7, 2003, William Carmichael, Chairman of the Nations board of trustees, announced that the independent trustees had launched an "independent . . . investigation, with the assistance of outside experts." Press Release, Bank of America announces further mutual fund actions (Oct. 7, 2003) (Winograd Aff. Ex. F).

- Months later, the 2004 prospectus for all of the Nations funds reaffirmed that Nations was enforcing the funds' rights: "The independent Trustees of the Funds have engaged independent legal counsel and, through them, accountants to determine the extent of any 'late trading' or improper 'market timing' activity in any of the Funds and to determine the extent of any losses suffered by the Funds from such activity and/or the amount of any disgorgement that should be made." Nations Funds Prospectus, August 1, 2004 (excerpt from sample prospectus as Winograd Aff. Ex. G).[7]

In light of these public documents, Finnell has not, and cannot, plead that Nations has "failed to enforce" its rights. Fed. R. Civ. P. 23.1. Finnell may not therefore pursue a derivative action. See, e.g., In re Delta & Pine Land Co. S'holders Litig., 2000 WL 875421, at *6 (Del. Ch. June 21, 2000) (plaintiffs "cannot possibly meet the burden of Rule 23.1 [because] . . . the board had already been actively pursuing [the same claims]"); Felzen v. Andreas, 134 F.3d 873, 875 (7th Cir. 1998) (derivative action permitted only "when the corporation's board defaults in its duty to protect the interests of the investors").

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[7] While the Court need not consider these public disclosures to conclude that plaintiff has not complied with Fed. R. Civ. P. 23.1, the Court may take judicial notice of such materials on a motion to dismiss. See Fund Class Omnibus Brief at 5; Fund Derivative Omnibus Brief at 16 n.14.

B. Finnell's claims must also be dismissed for failure to make demand or plead demand futility with particularity.

1. Under Delaware law, the Nations independent trustees are deemed "independent and disinterested" in their consideration of a demand.

Finnell acknowledges that he did not make a pre-suit demand on the Nations trustees, but contends that demand should be excused. Deriv. Compl. ¶ 502. Under the Delaware statute applicable to investment company trustees, 12 Del. C. § 3801, demand can be excused only if a majority of the trustees are considered "interested" under the ICA. See Fund Derivative Omnibus Brief at 20-22. Finnell does not allege that a majority of the Nations boards of trustees are "interested" under the ICA. Deriv. Compl. ¶ 502.[8] As a result, the board is "deemed" capable of fairly considering a demand, see 12 Del. C. § 3801(h), and the Derivative Complaint must be dismissed without any need to consider whether plaintiff has pled demand futility under the common law.

2. Finnell also fails to meet the common law requirements for demand excusal.

In any event, Finnell has failed to plead demand futility with particularity under the strict standards imposed by Delaware law. See Fund Derivative Omnibus Brief at 20-23. General boilerplate averments, like the ones Finnell has asserted here, Deriv. Compl. ¶ 501, are not sufficient to excuse demand. The Derivative Complaint contains no specific allegations demonstrating that the trustees personally profited from or participated in the market-timing. See, e.g., id. ¶ 502. Moreover, Finnell's conclusory allegations that the trustees have "failed to

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[8] Public SEC filings reflect that, at the time plaintiff first filed suit, seven of the ten Nations trustees were independent. Nations Funds Statement of Additional Information, Aug. 1, 2003, at 34-37 (Winograd Aff. Ex. H).

take any action to meaningfully investigate and have failed to take any action to recover for the Funds the damages cause[d] to each fund . . . ," id., is belied by the numerous public documents discussing the trustees' investigation and actions. See pp. 7-8, supra. These non-specific allegations do not satisfy plaintiff's obligation to set forth with particularity reasons demonstrating that demand would have been futile. Fed. R. Civ. P. 23.1; Fund Derivative Omnibus Brief at 20-35.

POINT III

ALL SECTION 36(b) CLAIMS UNDER THE ICA MUST BE DISMISSED (DERIVATIVE COUNT I; CLASS COUNT 10)

Both Complaints purport to assert claims under Section 36(b) of the ICA. For the reasons set forth in the Fund Derivative Omnibus Brief (at 6-13) and below, plaintiffs have not stated a proper claim. As the Fourth Circuit has made clear, a "claim for general breach of fiduciary [duty]" cannot be brought under Section 36(b), even if that claim might involve "an incidental or speculative effect on advisory fees." Migdal v. Rowe Price-Fleming Int'l, 248 F.3d 321, 329 (4th Cir. 2001); see Fund Derivative Omnibus Brief at 6-13. Here, plaintiffs' Section 36(b) claims are based on allegations that the defendants breached fiduciary duties "by the acts alleged in [the] Complaint, including . . . facilitating, permitting, or encouraging, participating in, or failing to detect and prevent, market timing and late trading." Deriv. Compl. ¶ 614; see also Class Compl. ¶ 211. Nowhere in the Complaints do plaintiffs set forth any specific allegations that attempt to demonstrate that the Nations advisory fees were excessive. See, e.g., Migdal, 248 F.3d at 326-28; Gartenberg v. Merrill Lynch Asset Mgmt., Inc., 694 F.2d 923, 928 (2d Cir. 1982).

The Section 36(b) claims fail for several additional reasons. First, plaintiffs can only bring Section 36(b) claims on behalf of the funds in which they own shares. See 15 U.S.C.

§ 80a-35 ("[a]n action may be brought under this subsection by the Commission, or by a security holder of such registered investment company on behalf of such company") (emphasis added); see also Williams, 2003 WL 22964376, at *1; In re Eaton Vance Corp. Sec. Litig., 219 F.R.D. 38, 41 (D. Mass. 2003); Kauffman, 434 F.2d at 734-38.

Second, Section 36(b) claims can only be brought against mutual fund investment advisors and "affiliated" entities. 15 U.S.C. § 80a-35(b); Daily Income Fund, Inc. v. Fox, 464 U.S. 523, 535 (1984); see also Fund Class Omnibus Brief at 37-39. Neither Nations nor the trustees are investment advisors or "affiliated" entities. See, e.g., Migdal, 248 F.3d at 329. Nor do plaintiffs allege that these defendants or BANA received any investment advisory fees (which of course they did not). See 15 U.S.C. § 80a-35(b)(3) ("No such action shall be brought or maintained against any person other than the recipient of such compensation or payments.").

Third, plaintiffs fail to plead entitlement to any recovery under Section 36(b) in light of the regulatory settlements. The regulatory settlements provide that BACAP has agreed to approximately $80 million in future fee reductions. See SEC Settlement Part IV.G; NYAG Settlement at 37-39. Funds that are the beneficiaries of the future fee reductions would also be the beneficiaries of any Section 36(b) recovery. See Daily Income Fund, 464 U.S. at 535 n.11. Contrary to what plaintiffs have suggested, see Deriv. Compl. ¶ 13, Section 36(b) is not a punitive forfeiture statute requiring the return of all advisory fees for any breach of fiduciary duty. See 15 U.S.C. § 80a-35(b)(3). Plaintiffs do not and cannot allege specific facts showing that the $80 million of future fee reductions is inadequate to satisfy any conceivable recovery under Section 36(b). Migdal v. Rowe Price-Fleming Int'l, 2000 WL 350400, *2 (D. Md. Mar. 20, 2000) (Davis, J.), aff'd, 248 F.3d 321 (4th Cir. 2001) (allegations under Section 36(b) must be "specific" and cannot be made in an "offhanded and conclusory fashion"); see also Oakland

Raiders v. Office of Emergency Preparedness, 380 F. Supp. 187, 190 (N.D. Cal. 1974) (reduction of future profits satisfied disgorgement obligation).[9]

POINT IV

PLAINTIFFS' CLAIMS UNDER SECTIONS 11 AND 12(a)(2) MUST BE DISMISSED (CLASS COUNTS 1 & 2)

A. The Section 11 and 12(a)(2) allegations sound in fraud, but do not meet the heightened pleading requirements of Rule 9(b).

In addition to the reasons set forth in the Fund Class Omnibus Brief, the Section 11 and 12(a)(2) claims must be dismissed because class plaintiffs fail to satisfy the heightened pleading requirements of Fed. R. Civ. P. 9(b). Although a plaintiff usually is not required to allege fraud to plead a Section 11 or 12(a)(2) claim, where, as here, the Complaint "sound[s] in fraud," Rule 9(b) applies, and plaintiff must plead fraud with particularity. See, e.g., Rombach v. Chang, 355 F.3d 164, 171 (2d Cir. 2004); Cal. Public Employees' Ret. Sys. v. Chubb Corp., 394 F.3d 126, 160-62 (3d Cir. 2004).

Plaintiffs' Sections 11 and 12(a)(2) claims are brought against the trustees and Nations. These claims allege that although defendants were aware of the existence of allegedly harmful market-timing and late-trading relationships, they issued a series of false and misleading prospectuses regarding this behavior. See Class Compl. ¶¶ 102-03, 116-17, 168, 178; Chubb,

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[9] Plaintiffs argue that BACAP increased its advisory and other fees through the alleged wrongdoing by "increasing the amount of assets under management." Class Compl. ¶ 43. However, based on plaintiffs' own allegations, and giving plaintiffs the benefit of all inferences, those fees amounted to no more than a few hundred thousand dollars. Deriv. Compl. ¶ 305 (BACAP earned between 0.10% and 0.90% annually on invested assets); ¶ 272 (Canary's assets in the Nations funds peaked at $60 million). Indeed, the SEC found that the total fees earned by BACAP from the Canary relationship were $380,000, a tiny fraction of the regulatory settlement amount. SEC Settlement ¶¶ 62-63.

394 F.3d at 160-62. Plaintiffs include a "one-sentence disavowment of fraud" in their Sections 11 and 12(a)(2) claims, but such boilerplate disclaimers are "insufficient to divorce the claims from their fraudulent underpinnings." Id. at 160; Rombach, 355 F.3d at 172.

The Complaint plainly does not satisfy the Rule 9(b) standard. Plaintiffs do not make a particularized showing that the trustees or Nations were aware of Canary's or TranSierra's alleged relationship and arrangements with BACAP. Nor do plaintiffs make any particularized showing that the trustees or Nations were aware of Canary's or the Introducing Brokers' alleged late-trading activities. Indeed, the only specific act alleged against the trustees is that at a board meeting on May 29-30, 2002, the trustees approved a redemption fee as well as certain exemptions from the fee for certain transactions. Class Compl. ¶ 111. The Section 11 and 12(a)(2) claims must therefore be dismissed.

B. Plaintiffs do not allege a material misrepresentation or omission.

Class plaintiffs' Sections 11 and 12(a)(2) claims must also be dismissed because the prospectuses do not contain any material misrepresentations or omissions. Plaintiffs can point to no provision in the prospectuses suggesting that timing arrangements were prohibited. This is not surprising. There is no legal prohibition against market-timing. See Fund Class Omnibus Brief at 19-20. The SEC only recently amended its regulations to require funds to disclose their "policies and procedures with respect to frequent purchases and redemptions of fund shares by fund shareholders." SEC Release No. 33-8408 (4/19/2004). The argument that the prospectuses should have included more detailed market-timing disclosure is, if anything, at odds with the SEC requirements in force at the relevant times. Under SEC Form N-1A, mutual funds were directed to avoid "lengthy legal and technical discussions" and "include only as much

information as is necessary to enable an average or typical investor" to understand the fund's operations. The Nations funds' prospectuses satisfied these disclosure requirements.[10]

C. Nations and the trustees are not proper defendants for a Section 12(a)(2) claim.

Even if the Court determines that plaintiffs' claims under Section 12(a)(2) should proceed, the claims under that section against the trustees and Nations must be dismissed. Plaintiffs do not allege that they purchased any mutual fund shares from the trustees or Nations, as is required to pursue a claim under Section 12(a)(2). 15 U.S.C. § 77l(a)(2); see Fund Class Omnibus Brief at 15-17. To the contrary, plaintiffs allege that "selling shares in the Nations funds to the public" was the responsibility of BACAP, not the trustees. Class Compl. ¶ 63.

Moreover, plaintiffs' allegation that the trustees and Nations "participat[ed] in the preparation and dissemination of the false and misleading Prospectuses," id. ¶ 150, is insufficient to a claim under Section 12(a)(2) based on "solicitation." As this Court has recently held, an allegation of solicitation must be "supported by specific factual allegations demonstrating a direct relationship between the defendant and the plaintiff-purchaser." In re Royal Ahold, 351 F. Supp. 2d 334, 406-07 (D. Md. 2004) (alleging "participation in the preparation of the prospectus" insufficient to support a "solicitation" claim). Plaintiffs do not identify any particular acts of solicitation by the trustees, but rather they group the trustees and Nations with the other defendants and assert that defendants "drafted, revised, and approved the Prospectuses"; that the defendants "finalized the Prospectuses and caused them to become effective"; and that the defendants "conceived" and "jointly orchestrated all activities necessary

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10 Misrepresentation claims premised on the redemption fee policy disclosed in the prospectuses for the Nations International/Global Stock Funds are inapplicable to funds that did not impose such fees, or to shares purchased before the policy was put in place in August 2002.

to effect the sale of these securities to the investing public by issuing the securities, promoting the securities and supervising the ultimate sale to the investing public." Class Compl. ¶ 152. These allegations are virtually identical to the allegations at issue in Royal Ahold, where the District Court dismissed the Section 12(a)(2) claims for inadequately pleading solicitation. 351 F. Supp. 2d at 406-07.

POINT V

PLAINTIFFS' CLAIMS UNDER SECTION 10(b) MUST BE DISMISSED (CLASS COUNTS 4, 5 & 6)

The Section 10(b) claims must also be dismissed because the Class Complaint fails to plead scienter with particularity under Rule 9(b) or the PSLRA. Unlike other class complaints, the Nations Class Complaint does not contain a separate section of "Additional Scienter Allegations" that purports to plead facts specific to each individual defendant that would give rise to a strong inference of knowing, or even "severe[ly] reckless[ ]," misconduct. Ottmann v. Hanger Orthopedic Group, Inc., 353 F.3d 338, 344 (4th Cir. 2003); see, e.g., Alger Class Compl. ¶¶ 145-62. Plaintiffs' Section 10(b) claims are directed at, among others, Nations and the trustees. Class Compl. ¶¶ 165, 175, 186. Yet there are no particularized allegations contending that Nations or the trustees knew about market-timing arrangements or late-trading.[11] There are also no allegations about what they knew or did that would suggest that they acted with scienter. Nor does the Class Complaint contain any particularized allegations that BACAP,

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[11] The Class Complaint also failed to demonstrate any "motive or opportunity" on the part of the trustees. Plaintiffs do not allege how the trustees could have profited from the alleged market-timing or late-trading. The Class Complaint simply pleads that the trustees, along with the other defendants, engaged in such acts in "an effort to enrich themselves." Class Compl. ¶¶ 167, 177. These unsupported allegations do not give rise to an inference of scienter. See, e.g., Royal Ahold, 351 F. Supp. 2d at 369 n.19.

BACAP Distributors, Nations or the trustees had any knowledge of the electronic platform or any idea that late-trading was occurring in the Nations funds.

Instead of alleging facts "specific to each individual defendant," Royal Ahold, 351 F. Supp. 2d at 369, the Complaint lumps all defendants together and imputes to each of them the same culpable mental state on the strength of the alleged group-published misrepresentations. See Class Compl. ¶¶ 166, 170, 176, 177, 180. The group pleading doctrine, however, has been rejected in this Circuit. See, e.g., Juntti v. Prudential-Bache Sec., Inc., 993 F.2d 228 (4th Cir. 1993) (unpublished per curiam); Glaser v. Enzo Biochem, Inc., 303 F. Supp. 2d 724, 734 (E.D. Va. 2003); In re First Union Corp. Sec. Litig., 128 F. Supp. 2d 871, 888 (W.D.N.C. 2001).

Plaintiffs advance an additional "tipper-liability" theory against defendants for allegedly disclosing the portfolio composition of the Nations funds to certain clients to allow them to engage in derivative swap transactions. Class Compl. ¶¶ 185-91. Plaintiffs make these allegations notwithstanding the absence of any findings of improper tipping in the regulatory settlements. These allegations must also be dismissed because they are conclusory and fall far short of the level of specificity required by Rule 9(b) and the PSLRA. Plaintiffs do not identify who the tipper was, when and how the tip was allegedly conveyed, or what information was provided.[12]

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[12] The Bank of America defendants do not join in Section III.B.1 of the Fund Class Omnibus Brief. In its decision on the remand motions, the Court indicated that it would be inclined to defer a decision on whether "holders" can pursue claims under Section 10(b) if the issue was raised on the motions to dismiss. In re Mutual Fund Litig., 320 F. Supp. 2d 352, 356-57 (D. Md. 2004) (Motz, J.). However, in the event that the Court chooses to rule on this issue now, the Bank of America defendants request that they be treated uniformly with the other defendants.

POINT VI

PLAINTIFFS' CONTROL-PERSON CLAIMS MUST BE DISMISSED (CLASS COUNTS 3, 7 & 11)

Plaintiffs' control-person claims under Section 15 of the Securities Act, Section 20(a) of the Exchange Act, and Section 48(a) of the ICA must be dismissed for several reasons.

First, because plaintiffs have failed to state a claim of primary violations under the Securities Act, the Exchange Act, and the ICA, their control-person claims must be dismissed. See, e.g., Shields v. Citytrust Bancorp., Inc., 25 F.3d 1124, 1132 (2d Cir. 1994).

Second, the "control person" claims must be dismissed because the Class Complaint does not allege any facts establishing that Nations or the trustees had "control" over the alleged primary wrongdoers. Plaintiffs do not allege any acts undertaken by any of the trustees that could conceivably amount to "control" of BACAP. In fact, the Class Complaint alleges that Nations and its trustees do not "conduct any operating or investment activities on their own" and are "captive to BofA . . . ." Class Compl. ¶ 21. Plaintiffs' allegations of control-person liability against the trustees are predicated entirely on their position as trustees. But "neither status nor position, in and of themselves, are sufficient" for control-person liability. See, e.g., In re Cryomedical Sciences, Inc. Sec. Litig., 884 F. Supp. 1001, 1020 (D. Md. 1995); Walker v. Cardinal Savings & Loan Assoc., 690 F. Supp. 494 (E.D. Va. 1988) ("a mere allegation of an outside director's status does not sufficiently state his or her power to control or influence the particular transactions giving rise to the securities violation") (citing Wool v. Tandem Computers, Inc., 818 F.2d 1433, 1441 (9th Cir. 1987)).

Third, plaintiffs fail to allege any facts about the putative control persons' "culpable participat[ion]" in the alleged wrongdoing. Carpenter v. Harris, Upham & Co.,

594 F.2d 388, 394 (4th Cir. 1979). There are no allegations that the trustees were aware of the Canary or TranSierra relationship with BACAP, much less that they participated in such relationship. Plaintiffs cannot simply rely on the "aggregation of the defendants without specifically alleging which defendant was responsible for which act." In re Cryomedical Sciences, 884 F. Supp. at 1020 (citing Juntti, 993 F.2d at 228).[13]

POINT VII

THE FEDERAL CLAIMS OF PLAINTIFF GRIFFITH AND THE "FIDUCIARY SUB-CLASS" SHOULD BE DISMISSED FOR LACK OF STANDING

Plaintiff D.M. Griffith purports to be the beneficiary of a trust for which BANA allegedly acted as trustee and which allegedly was invested at various times in various Nations funds. Class Compl. ¶ 13. Griffith purports to assert claims under Sections 11 and 12(a)(2) of the Securities Act and Section 10(b) of the Exchange Act on behalf of herself and a class of similarly situated trust beneficiaries. See, e.g., id. ¶¶ 37, 140, 149, 166, 176. Griffith is not, and was not, a Nations funds shareholder. Notwithstanding Griffith's attempts in the Class Complaint to imply that she purchased Nations funds herself, see id. ¶ 13, her certification reveals the reality: "Bank of America, N.A. purchased on multiple occasions varying amounts of the shares of [Nations funds]." Griffith Cert. ¶ 4. Because they are neither purchasers nor owners of the mutual fund shares, neither Griffith nor the putative members of her sub-class have standing to assert claims under the federal securities laws. See 15 U.S.C. § 77k(a); 15 U.S.C. § 77l(2); see also In re Storage Tech. Corp. Sec. Litig., 630 F. Supp. 1072, 1078 (D. Col. 1986);

---

13 There appears to be a disagreement among the district courts in this Circuit on the application of the "culpable participation" requirement on a motion to dismiss. See In re Royal Ahold, 351 F. Supp. 2d at 408.

Greater Iowa Corp. v. McLendon, 378 F.2d 783, 789 (8th Cir. 1967); O'Brien v. Continental Ill. Nat'l Bank, 593 F.2d 54, 60 (7th Cir. 1979).

POINT VIII

PLAINTIFFS LACK STANDING FOR CLASS CLAIMS

Class plaintiffs claim to have owned shares in seven Nations funds that they allege to have been market-timed. Class Compl. ¶¶ 6, 11-13. Yet plaintiffs purport to bring a claim for damages to fifteen funds that were allegedly timed and another forty-one funds that were not timed. Id. ¶¶ 1, 6. Class plaintiffs' claims should be dismissed to the extent that they seek damages on behalf of any funds in which they do not own shares or any funds that they do not allege to have been market-timed. See Fund Class Omnibus Brief at 7-11.[14]

POINT IX

VENUE IS IMPROPER IN SOME OF THE UNDERLYING CASES

The Nations funds cases were brought in multiple jurisdictions, including California, New Jersey, Colorado, and Texas, some of which have little or no connection to the parties and witnesses. The defendants reserve the right to move to dismiss or transfer these cases on the grounds of improper venue, when and if this MDL proceeding terminates. See Fed. R. Civ. P. 12(b)(3); 28 U.S.C. § 1404.

---

[14] While the four Nations LifeGoal Portfolios invest in other Nations funds, Class Compl. ¶ 129, none of the plaintiffs alleges ownership in any LifeGoal Portfolio. Id. ¶¶ 11-13 & plaintiff certifications.

CONCLUSION

For the reasons discussed herein and in the omnibus briefs, the Complaints must be dismissed in their entirety.

Respectfully submitted,

WACHTELL, LIPTON, ROSEN & KATZ

By: /s/ Stephen R. DiPrima
Stephen R. DiPrima
Martin J.E. Arms
Michael S. Winograd

51 West 52nd Street
New York, New York 10019
(212) 403-1000 (phone)
(212) 403-2000 (facsimile)

James D. Mathias
David Clarke, Jr.
Strider L. Dickson
DLA PIPER RUDNICK GRAY CARY US LLP
6225 Smith Avenue
Baltimore, Maryland 21209
(410) 580-3000 (phone)
(410) 580-3001 (facsimile)

Attorneys for the Bank of America Corporation, Bank of America, N.A., Banc of America Capital Management, LLC, BACAP Distributors, LLC and Banc of America Securities, LLC

Stephen Colangelo
Laurie Hand
MORRISON & FOERSTER, LLP
1650 Tysons Blvd., Suite 300
McLean, Virginia 22102
(703) 760-7700 (phone)
(703) 760-7777 (facsimile)

Attorneys for the Nations Funds Trust, James B. Sommers and Thomas S. Word, Jr.

Tariq Mundiya
Eilish Cahalan
WILLKIE FARR & GALLAGHER, LLP
787 Seventh Avenue
New York, New York 10019
(212) 728-8000 (phone)
(212) 728-8111 (facsimile)

Attorneys for William P. Carmichael, William H. Grigg, Thomas F. Keller, Carl E. Mundy, Jr., Cornelius J. Pings, Charles B. Walker and Edmund L. Benson, III

March 7, 2005

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

SHIRLEY M. McLAIN,
KEITH NICHOLS, and
DONALD COVER;
on behalf of themselves and
all others similarly situated,

Plaintiffs,

v. Civil Action No. 04-md-15862

BANK OF AMERICA CORPORATION,
BANC OF AMERICA CAPITAL
MANAGEMENT LLC, and
BANK OF AMERICA NA,

Defendants.

MOTION TO REMAND

Plaintiffs, by their attorneys, Hoffman Reilly Pozner & Williamson LLP and Hillyard, Wahlberg, Kudla & Sloane, LLP, and pursuant to 28 U.S.C. § 1447(c) and 15 U.S.C. § 78bb(f)(3)(D), respectfully request that this Court issue an order remanding this case to state court.

1. This Court required the plaintiffs seeking remand to file an Omnibus Memorandum in Support of Remand ("Omnibus Remand Brief"). *Letter to Counsel dated April 5, 2004.*

2. The above-captioned Plaintiffs join the Omnibus Remand Brief filed April 16, 2004 and further state as follows:

3. In this case, Plaintiffs filed their Amended Complaint in the District Court for the City and County of Denver, Colorado, on November 4, 2003, alleging claims for breach of fiduciary duty, aiding and abetting breach of fiduciary duty, and unjust enrichment, on behalf of all holders of Nations Fund Mutual Funds during the class period defined therein. *Amended Complaint* ¶¶ 17 and 19.[1]

4. The putative class was clearly and unequivocally defined as holders--not purchasers or sellers. Plaintiffs alleged:

> Plaintiffs bring this action pursuant to Rule 23 of the Colorado Rules of Civil Procedure on their own behalf and as a class action. The Class consists of ***all shareholders*** in the Nations Family of funds who ***owned*** such shares at any time from January 1, 2001 through and including July 3, 2003.

Amended Complaint ¶ 17 (emphasis added). Plaintiffs further alleged:

> The Class is so numerous that joinder of all members is impracticable. Upon information and belief there are several thousand ***holders of shares*** in the Nations Fund family of funds who are members of the Class. The Class members may be identified from records maintained by the Nations Funds.

Amended Complaint ¶ 19 (emphasis added).

5. In spite of the express allegations that the putative class is limited to holders of Nations Funds-not purchasers or sellers thereof--Defendants removed this case on December 4, 2003, to the United States District Court for the District of Colorado. The case was thereafter transferred to the United States District Court for the District of Maryland by the MDL Panel for pretrial proceedings. In re Bank Of America Mutual Funds Investment Litigation, Docket No. 1585 (J.P.M.L. Feb. 20, 2004).

[1] The Amended Complaint is attached to the Omnibus Remand Brief as Exhibit 3(a).

WHEREFORE, Plaintiffs respectfully request that this Court issue a forthwith order remanding this case to the District Court for the City and County of Denver, Colorado, and for such other relief as the Court determines to be in the interests of justice.

Dated this 16th day of April.

Respectfully submitted,

Barbara Z. Blumenthal, #8205
HOFFMAN REILLY POZNER & WILLIAMSON LLP
511 – 16th Street, Suite 700
Denver, CO 80202
Phone: 303-893-6100
Fax: 303-893-6110

and

Neil Hillyard
HILLYARD, WAHLBERG, KUDLA & SLOANE, LLP
5445 DTC Parkway
Englewood, CO 80111
Phone: 303-571-5302
Fax: 303-571-1806

ATTORNEYS FOR PLAINTIFFS

CERTIFICATE OF SERVICE

I hereby certify that on this 16th day of April 2004, a true and correct copy of PLAINTIFFS' MOTION TO REMAND was delivered by electronic mail and United States mail, first class, postage prepaid, as follows:

1:04-md-15862 Notice will be electronically mailed to:

Barbara Z Blumenthal bzb@hrpwlaw.com,

Nicholas E Chimicles nick@chimicles.com,

David Clarke david.clarke@piperrudnick.com,

Stephen Michael Colangelo scolangelo@mofo.com,

Strider Dickson Strider.dickson@piperrudnick.com,

Nichole Michele Galvin mdl15864@nqgrg.com

Price O Gielen pog@nqgrg.com

David B Hamilton dbhamilton@ober.com, ddfowler@ober.com

Laurie A Hand lhand@mofo.com, mutualfundmdl@mofo.com

John Bucher Isbister jisbister@tydingslaw.com;kkyne@tydingslaw.com

Robert J Jossen rjjossen@swidlaw.com,

Timothy Newlyn Mathews TimothyMathews@chimicles.com,

James D Mathias james.mathias@piperrudnick.com

Thomas J Moloney MDL1586@cgsh.com

Hillel I Parness hparness@brownraysman.com,

Mark A Perry mperry@gibsondunn.com,
atulumello@gibsondunn.com,clauren@gibsondunn.com

Mark Carl Rifkin rifkin@whafh.com,

Richard Joel Rosensweig rrosensweig@goulstonstorrs.com,

Adam B Rowland abrowland@swidlaw.com, dsgordon@swidlaw.com

William C Sammons wsammons@tydingslaw.com

Joanna Shally jshally@shearman.com,

1:04-md-15862 Notice will be mailed to:

David S Frankel
Kramer Levin Naftalis and Frankel LLP
919 Third Ave
New York, NY 10022-3852

Jason J Hinton
14808 Stonegate Terrace
Silver Spring, MD 20905

Lewis J Liman
Cleary Gottlieb and Hamilton
One Liberty Plz
New York, NY 10006

Gary P Naftalis
Kramer Levin Naftalis Nessen Kamin and Frankel
919 Third Ave
New York, NY 10022

Breon S Peace
Cleary Gottlieb Steen and Hamilton
One Liberty Plz
New York, NY 10006

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	)	MDL 1586	
	)	Case Nos.	04-md-15861
[ALL TRACKS]	)		04-md-15862
	)		04-md-15863
	)		04-md-15864

DEFENDANTS' OMNIBUS MEMORANDUM OF LAW IN OPPOSITION TO PLAINTIFFS' MOTIONS TO REMAND

TABLE OF CONTENTS

Page

TABLE OF AUTHORITIES ii

PRELIMINARY STATEMENT 1

STATEMENT OF FACTS 4

ARGUMENT 10

POINT I THIS COURT HAS REMOVAL JURISDICTION OVER THE ACTIONS UNDER SLUSA 10

A. The elements for SLUSA removal 10

B. The four actions satisfy the SLUSA elements 12

C. Plaintiffs' other arguments are without merit 20

D. There is removal jurisdiction under SLUSA even if the actions had been brought exclusively on behalf of "holders" 23

POINT II ALTERNATIVELY, THIS COURT HAS REMOVAL JURISDICTION OVER THE ACTIONS BECAUSE THE CLAIMS RAISE SUBSTANTIAL FEDERAL ISSUES 25

CONCLUSION 30

TABLE OF AUTHORITIES

Cases **Page**

Araujo v. John Hancock Life Ins. Co., 206 F. Supp. 2d 377 (E.D.N.Y. 2002) 24

Battle v. Seibels Bruce Ins. Co., 288 F.3d 596 (4th Cir. 2002) 25

Behlen v. Merrill Lynch, 311 F.3d 1087 (11th Cir. 2002) 11, 22n.10, 24

Blue Chip Stamps v. Manor Drug Stores, 421 U.S. 723 (1975) .... passim

Brown v. Eastern States Corp., 181 F.2d 26 (4th Cir. 1950) 16

Cape Ann Investors LLC v. Lepone, 296 F. Supp. 2d 4 (D. Mass. 2003) 14, 18n.7, 19, 21

Chicago v. Int'l College of Surgeons, 522 U.S. 156 (1997) 14n.5

Christopher v. Cavallo, 662 F.2d 1082 (4th Cir. 1981) 25

Coy v. Arthur Andersen LLP, No. 01-4248 (S.D. Tex. Feb. 6, 2002) 14, 16, 17, 19

D'Alessio v. N.Y. Stock Exch., Inc., 258 F.3d 93 (2d Cir. 2001) 26, 27

Deutschman v. Beneficial Corp., 761 F. Supp. 1080 (D. Del. 1991) 18

Dudek v. Prudential Sec., Inc., 295 F.3d 875 (8th Cir. 2002) 1-2, 17, 22n.10

Falkowski v. Imation Corp., 309 F.3d 1123 (9th Cir. 2002) 13n.4, 22, 23

Feitelberg v. Merrill Lynch & Co., 234 F. Supp. 2d 1043 (N.D. Cal. 2002), aff'd, 353 F.3d 765 (9th Cir. 2003) 12, 21, 22n.10

Franchise Tax Bd. v. Constr. Laborers Vacation Trust for S. Cal., 463 U.S. 1 (1983) 25

Garvin v. Alumax of S.C., Inc., 787 F.2d 910 (4th Cir. 1986) 25

Giles v. NYLCare Health Plans, Inc., 172 F.3d 332 (5th Cir. 1999) 14n.5

Gobble v. Hellman, 2002 U.S. Dist. LEXIS 26833 (N.D. Ohio Mar. 26, 2002) 26

Gordon v. Buntrock, 2000 WL 556763 (N.D. Ill. Apr. 28, 2000) 18

Green v. Ameritrade, Inc., 279 F.3d 590 (8th Cir. 2002) 11, 18

Gutierrez v. Deloitte & Touche, L.L.P., 147 F. Supp. 2d 584 (W.D. Tex. 2001) 18

Haney v. Pac. Telesis Group, 2000 WL 33400194 (C.D. Cal. Sept. 19, 2000) 12

Hardy v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 189 F. Supp. 2d 14 (S.D.N.Y. 2001) .... passim

In re Ames Dep't Stores, Inc. Stock Litig., 991 F.2d 953 (2d Cir. 1993) 13n.4

In re Consumers Power Co. Sec. Litig., 105 F.R.D. 583 (E.D. Mich. 1985) 19

In re Janus Mut. Funds Inv. Litig., 2004 WL 360839 (J.P.M.L. Feb. 20, 2004) 5

In re NASDAQ Mkt. Makers Antitrust Litig., 929 F. Supp. 174 (S.D.N.Y. 1996) 22

In re Wireless Tel. Radio Frequency Emissions Prods. Liab. Litig., 216 F. Supp. 2d 474 (D. Md. 2002) 3, 26

In re Wiring Device Antitrust Litig., 498 F. Supp. 79 (E.D.N.Y. 1980) 22

In re WorldCom, Inc., 263 F. Supp. 2d 745 (S.D.N.Y. 2003) 15, 21

In re WorldCom, Inc. Sec. Litig., 2004 WL 692746 (S.D.N.Y. Apr. 2, 2004) 17

Kenneth Rothschild Trust v. Morgan Stanley Dean Witter, 199 F. Supp. 2d 993 (C.D. Cal. 2002) 10n.2

Lander v. Hartford Life & Annuity Ins. Co., 251 F.3d 101 (2d Cir. 2001) 11

Long v. Bando Mfg. of Am., Inc., 201 F.3d 754 (6th Cir. 2000) 16

McCullagh v. Merrill Lynch & Co., 2002 WL 362774 (S.D.N.Y. Mar. 6, 2002) 13n.4, 22n.10

Merrell Dow Pharm. Inc. v. Thompson, 478 U.S. 804 (1986) 25

Meyer v. Putnam Int'l Voyager Fund, 2004 WL 199833 (D. Mass. Jan. 27, 2004) 19

Mountain Navigation Co., Inc. v. Seafarers' Int'l Union,
348 F. Supp. 1298 (W.D. Wis. 1971) 16n.6

Nekritz v. Canary Capital Partners, LLC, No. 03-5081
(D.N.J. Jan. 12, 2004) 15, 24

Ormet Corp. v. Ohio Power Co., 98 F.3d 799 (4th Cir. 1996) 25

Patenaude v. Equitable Life Assur. Soc., 290 F.3d 1020
(9th Cir. 2002) .... passim

Prevas v. Checkmate Investigative Servs., Inc., 951 F. Supp. 568
(D. Md. 1996) 16n.6

Prof'l Mgmt. Assocs. v. KPMG LLP, 335 F.3d 800 (8th Cir. 2003) 3, 13-14

Pullman Co. v. Jenkins, 305 U.S. 534 (1939) 16

Riley v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 292 F.3d 1334
(11th Cir. 2002) .... passim

SEC v. Zandford, 535 U.S. 813 (2002) 23, 24

Spehar v. Fuchs, 2003 WL 23353308 (S.D.N.Y. June 17, 2003) 15, 21

Spielman v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 332 F.3d 116
(2d Cir. 2003) 2, 11, 22

Tannenbaum v. Zeller, 552 F.2d 402 (2d Cir. 1977) 27

T.B. Harms Co. v. Eliscu, 339 F.2d 823 (2d Cir. 1964) 25

Three J Farms, Inc. v. Alton Box Board Co., 1978 WL 1459
(D.S.C. Nov. 29, 1978), rev'd on other grounds, 609 F.2d 112
(4th Cir. 1979) 22-23

United States v. NASD, 422 U.S. 694 (1975) 28-29

United States v. O'Hagen, 521 U.S. 642 (1997) 24

Wietschner v. Gilmartin, 2003 U.S. Dist. LEXIS 18997
(D.N.J. Jan. 14, 2003) 26-27, 27n.11, 29

Zoren v. Genesis Energy, L.P., 195 F. Supp. 2d 598 (D. Del. 2002) 21

Rules and Statutes

17 C.F.R. § 270.2a-4 28

17 C.F.R. § 270.22c-1 28

17 C.F.R. § 270.22c-2 28

15 U.S.C. § 77p(b) 1, 10

15 U.S.C. § 77r 29

15 U.S.C. § 77z-1 11

15 U.S.C. § 78bb 1, 10, 21

15 U.S.C. § 78u-4 11

15 U.S.C. § 80a-22 28

28 U.S.C. § 1331 25

28 U.S.C. § 1367 21

28 U.S.C. § 1441 25

Other Authorities

Edward O'Neal, Purchase and Redemption Patterns of US Equity Mutual Funds, Financial Management (Apr. 1, 2004) 19n.8

PRELIMINARY STATEMENT

Defendants respectfully submit this omnibus memorandum of law in opposition to plaintiffs' motions to remand to state court four actions asserting claims based on allegations of late trading and market timing of mutual funds.[1] This Court should deny plaintiffs' remand motions. This Court has removal jurisdiction over these four actions pursuant to the Securities Litigation Uniform Standards Act ("SLUSA") and because claims asserted therein raise substantial federal issues under the federal securities laws and the rules and regulations promulgated thereunder.

As detailed in Point I below, SLUSA was enacted to prevent what these plaintiffs are attempting to do here: "to circumvent the restrictions placed upon securities claims in federal court" by "suing in state court under state statutory or common law (rather than under the federal securities laws)." Riley v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 292 F.3d 1334, 1341 (11th Cir. 2002) (emphasis in original). SLUSA expressly provides for removal of actions asserting claims styled under state law labels, but which in reality rest on underlying substantive allegations of misrepresentations, omissions, or manipulation in connection with the purchase and sale of securities. See 15 U.S.C. § 77p(b); 15 U.S.C. § 78bb(f)(1)-(2); Dudek v. Prudential Sec., Inc., 295 F.3d

---

1 This memorandum has been prepared by the undersigned counsel for the Bank of America Defendants. It has been circulated to the defendants' horizontal steering committee. We understand that other defendants may submit supplemental memoranda to address circumstances unique to cases pending against them. The Janus Defendants, which are named in three of the four actions at issue, have informed us that they agree with this memorandum in its entirety and will make no separate submission. The Alliance Capital Defendants, which are named in one of the four actions at issue, also agree with this memorandum in its entirety, and will be making a separate submission with respect to the two actions identified in footnote 13, infra.

875, 879 (8th Cir. 2002). SLUSA thus "trumps" attempts by plaintiffs to "avoid removal to federal court by alleging only state law claims." Spielman v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 332 F.3d 116, 123 & n.5 (2d Cir. 2003).

Although the plaintiffs seeking remand purport to base their claims on state law, the complaint in each of the four actions is replete with allegations of omissions and misrepresentations in prospectuses and other purported forms of manipulation. Indeed, in the overwhelming majority of the hundreds of similar mutual fund actions, the plaintiffs themselves filed in federal court, asserting that the same allegations concerning market timing and late trading of mutual funds give rise to federal jurisdiction under the federal securities laws precisely because they concern alleged misrepresentations, omissions, or manipulation in connection with the purchase and sale of securities. Not surprisingly, in their omnibus memorandum, plaintiffs never dispute that the four removed actions contain allegations of misrepresentations, omissions, and manipulation.

The moving plaintiffs' only argument for why SLUSA does not apply is that the four actions supposedly are not brought on behalf of investors who purchased or sold mutual funds during the period of the alleged wrongdoing. This argument cannot be reconciled with plaintiffs' own complaints. The complaints in the four removed actions contain clear allegations that the named plaintiffs were, in fact, purchasers or sellers during the period in which the alleged market timing and late trading took place and/or that the classes of investors on whose behalf these named plaintiffs purport to sue include investors who purchased or sold shares during such period. Two United States Courts of Appeals, as well as numerous district courts, have made clear that SLUSA's purchase or

sale requirement is satisfied under these circumstances. See Riley, 292 F.3d at 1345; Prof'l Management Assocs. v. KPMG LLP, 335 F.3d 800, 802-03 (8th Cir. 2003).

Alternatively, as detailed in Point II below, the cases were properly removed for the separate reason that the claims, though pleaded under state law, in fact raise substantial issues of federal law and thus "arise under" federal law. On the face of the complaints, plaintiffs have raised substantial federal issues concerning the manner in which mutual fund shares are priced pursuant to federal regulations, alleged violations of the SEC's so-called "forward-pricing" rule, and disclosure obligations in federal securities filings. As this Court has previously held, even when claims seek to vindicate state created rights, where — as here — the "federal interest at stake is substantial[,] federal jurisdiction [will] lie." In re Wireless Tel. Radio Frequency Emissions Prods. Liab. Litig., 216 F. Supp. 2d 474, 481 (D. Md. 2002) (Blake, J.) (internal quotations omitted).

STATEMENT OF FACTS

The private mutual fund litigation pending before this Court grows out of regulatory investigations commenced by the SEC and the Attorney General of the State of New York ("NYAG"). On September 3, 2003, the NYAG filed a complaint against Canary Capital Partners LLC, a New Jersey-based hedge fund. The NYAG alleged that Canary engaged in fraudulent schemes involving "late trading" and "market timing" of mutual funds. Around the time the Canary complaint was filed, the regulators' investigations expanded to include the mutual fund families in whose funds Canary and other hedge funds allegedly traded. The SEC has now reached settlements with MFS, Alliance, Bank of America, Fleet, Putnam, and Janus, relying on the federal securities laws to reach a comprehensive resolution of the agency's investigation of the "market timing" and "late trading" issues.

On the heels of the SEC and NYAG investigations, plaintiffs commenced hundreds of shareholder class action and derivative lawsuits against the hedge funds, mutual fund families, and other entities. Plaintiffs filed the vast majority of these actions in federal court under the federal securities laws. A small percentage of the actions, however, were brought in state court, putatively on behalf of the same investors on whose behalf federal claims were being pursued in federal court. The state actions generally contained the same allegations concerning alleged "late trading" and "market timing" as the federal actions, but purported to rely exclusively on state law causes of action. Defendants timely removed most of these state actions to federal court.

With hundreds of "market timing" and "late trading" actions lodged in various federal courts across the nation, numerous parties — plaintiffs and defendants

alike — filed motions with the Judicial Panel on Multidistrict Litigation (the "MDL Panel") to transfer these actions to an MDL transferee court for coordinated pretrial proceedings. On February 20, 2004, the MDL Panel issued an opinion designating the District of Maryland as the MDL transferee court for these cases and began transferring all of the mutual fund actions pending in federal court to this Court. The MDL Panel found that "all" of these actions, including those originally filed in state court, "involve common questions of fact concerning allegations of market timing and/or late trading in the mutual fund industry" and "can be expected to focus on similar mutual fund trading practices and procedures." In re Janus Mut. Funds Inv. Litig., 2004 WL 360839, at *1 (J.P.M.L. Feb. 20, 2004). As the MDL Panel reasoned, "[c]ongregating these mutual fund market timing/late trading actions [in this Court]" would "promote the just and efficient conduct of this litigation." Id.

On April 16, 2004, those plaintiffs seeking remand filed their omnibus remand brief. It appears from that brief that plaintiffs in the vast majority of the removed actions have chosen not to challenge federal jurisdiction. However, in four of the removed actions that have been transferred to this Court, plaintiffs have persisted in trying to avoid federal court and this MDL proceeding. These are: (1) Sayegh v. Janus Capital Corp., et al., 04-md-15861, 04-md-15862, 04-md-15863, 04-md-15864 (Pl. Mot. Ex. 4); (2) McLain v. Bank of America Corp. et al., 04-md-15862 (Pl. Mot. Ex. 3); (3) Kaufman v. Janus Capital Corp., et al., 04-md-15863 (Pl. Mot. Ex. 1); and (4) Vann v. Janus Capital Group, Inc. et al., 04-md-15863 (Pl. Mot. Ex. 2).

Sayegh is brought under a California statute that prohibits unfair business practices, Cal. Bus. & Prof. § 17200 et seq., against virtually all of the defendants in

MDL 1586, including the Janus, Bank of America, Bank One, Strong, Alliance, and Putnam defendants, among numerous others. The plaintiff, Mike Sayegh, has sued all of these entities, even though he alleges ownership in only Janus funds. Sayegh purports to sue on behalf of the "general public" of the State of California. The lengthy list of defendants in the Sayegh action makes it clear that Sayegh is attempting to bring what amounts to a parallel MDL proceeding in California state court.

The other three actions subject to remand motions, McLain, Kaufman, and Vann, were filed in Colorado state court. McLain is brought solely against Bank of America entities, and Kaufman and Vann are brought solely against Janus entities. These putative class actions assert state common law claims for breach of fiduciary duty, aiding and abetting breach of fiduciary duty, and unjust enrichment.

Like the hundreds of other mutual fund actions in which federal jurisdiction under the federal securities laws is conceded by plaintiffs, Sayegh, McLain, Kaufman, and Vann all rest on allegations that defendants misrepresented or failed to disclose that for several years ending in 2003 certain mutual fund investors engaged in "late trading" or "market timing" that allegedly damaged other fund shareholders. The Sayegh complaint thus alleges that the funds' prospectuses "created the misleading impression that mutual funds are vigilantly protecting investors against the negative effects of timing." Sayegh Compl. ¶ 51; see also, e.g., Sayegh Compl., Summary of Action (defendants allegedly engaged in an "unlawful and deceitful course of conduct" and "failed to properly disclose that select favored customers were improperly allowed to engage in 'market timing' and 'late trading' . . . to the detriment of long-term investors"); McLain Compl. ¶ 50 (Nations Funds allegedly permitted market timing even though its

prospectuses allegedly "assured investors that it would not be tolerated"); Vann Compl. ¶ 40 (Janus allegedly permitted market timing even though its prospectuses allegedly "assured investors that it would not be tolerated"); Kaufman Compl. ¶¶ 11, 33 (Janus allegedly failed to disclose its market timing arrangements; Janus's prospectuses allegedly "gave the appearance that market timers were being policed and shut down").

The moving plaintiffs seek to evade federal jurisdiction not by arguing that their complaints contain no allegations of misrepresentations, omissions, or manipulations, but rather by arguing that their actions are brought exclusively on behalf of "holders" of mutual fund shares. Plaintiffs' contention is false. Each of the complaints asserts claims on behalf of investors who clearly purchased or sold during the period of alleged wrongdoing:

Sayegh: The Sayegh complaint expressly alleges that the named plaintiff himself purchased during the period of the alleged misconduct. Compl. ¶¶ 143-144 (pp. 44-45) ("at all relevant times" plaintiff "owned or acquired" mutual fund shares). Moreover, the complaint purports to be brought on behalf of "all other members of the general public," i.e., a multitude of other persons who purchased (or sold) shares during this period. Id. ¶ 1; see also id. ¶ 5 ("plaintiff brings this action on behalf of the general public of the State of California"). The complaint makes absolutely no attempt to limit itself to only those members of the general public who were "holders."

McLain: The McLain complaint expressly alleges that each of the three named plaintiffs themselves purchased during the period of the alleged

misconduct. Compl. ¶¶ 6-8 (each plaintiff "made such investments" during 2002), ¶¶ 57, 82 (alleged scheme "[s]tart[ed] in 2001" and ended "early July 2003"). Moreover, the class definition encompasses all persons who purchased or sold shares at any time during the purported class period. Id. ¶ 17 (class includes all shareholders "who owned such shares at any time" during the class period) (emphasis added).

Kaufman: The Kaufman complaint does not allege that plaintiff held his shares for the length of the proposed class period, as mandated under prior case law. See pp. 13-14, 16, infra. Moreover, the purported class expressly includes individuals who purchased or sold shares during the purported class period. Compl. ¶ 39 ("those class members who redeemed their shares during the class period"; "certain members of the Class (i.e., those who purchased . . .)").

Vann: The Vann complaint similarly does not allege that plaintiffs held their shares for the length of the proposed class period, as mandated under prior case law. See pp. 13-14, 16, infra. Moreover, the purported class includes every individual who purchased or sold shares at any time during the purported class period. Compl. ¶ 14 ("Class consists of all shareholders in the Janus Family of Funds who owned such shares at any time from January 1, 2000 to the present") (emphasis added).

* * *

These are the allegations on which removal jurisdiction must be determined. Although each of the four actions is purportedly based on state law, as demonstrated above, the four complaints contain clear allegations of misrepresentations,

omissions, or manipulation, as well as clear allegations that the named plaintiffs and/or investors included in the class definitions purchased or sold during the period of alleged wrongdoing.

ARGUMENT

POINT I

THIS COURT HAS REMOVAL JURISDICTION OVER THE ACTIONS UNDER SLUSA

A. The elements for SLUSA removal

The four complaints addressed in the omnibus remand brief all fall squarely within SLUSA's removal provisions, which provide that "any covered class action brought in any State court . . . shall be removable" where the action is "based upon the statutory or common law of any State" and alleges either "(A) a misrepresentation or omission of a material fact in connection with the purchase or sale of a covered security; or (B) that the defendant used or employed any manipulative or deceptive device or contrivance in connection with the purchase or sale of a covered security." 15 U.S.C. § 78bb(f)(1)-(2); see also 15 U.S.C. § 77p(b).[2]

Accordingly, SLUSA authorizes removal provided that four elements are satisfied:

> (1) the action is a "covered class action" under SLUSA;
>
> (2) the action purports to be based on state law;
>
> (3) the defendant is alleged to have misrepresented or omitted a material fact (or to have used or employed any manipulative or deceptive device or contrivance); and
>
> (4) the defendant is alleged to have engaged in conduct described by criterion (3) "in connection with" the purchase or sale of a "covered security."

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[2] Mutual fund shares are "covered securities" for purposes of SLUSA. See Pl. Mot. at 7; see also Riley, 292 F.3d at 1343; Kenneth Rothschild Trust v. Morgan Stanley Dean Witter, 199 F. Supp. 2d 993, 999-1000 (C.D. Cal. 2002).

Green v. Ameritrade, Inc., 279 F.3d 590, 596 (8th Cir. 2002); see also Riley, 292 F.3d at 1342.[3]

SLUSA's removal provisions have their origin in an earlier securities-litigation reform statute: the Private Securities Litigation Reform Act of 1995 ("PSLRA"). The PSLRA established rigorous pleading requirements for class actions alleging securities fraud, limited joint and several liability for securities fraud, and provided for a stay of discovery while motions to dismiss are pending. See 15 U.S.C. § 77z-1; 15 U.S.C. § 78u-4; Behlen v. Merrill Lynch, 311 F.3d 1087, 1091 (11th Cir. 2002). Congress intended these reforms to "establish[] uniform standards for class actions alleging securities fraud." Behlen, 311 F.3d at 1090.

Congress's objective, however, was quickly frustrated. "Confronted with more onerous procedural requirements and dimmed prospects of success under the PSLRA, litigants simply abandoned use of federal court and filed suit in state court," advancing the same claims under the guise of state law. Spielman, 332 F.3d at 123. By "suing in state court under state statutory or common law (rather than under the federal securities laws), litigants were able to circumvent the restrictions placed upon securities claims in federal court." Riley, 292 F.3d at 1341 (emphasis in original); see also Patenaude v. Equitable Life Assur. Soc., 290 F.3d 1020, 1025 (9th Cir. 2002). Congress passed SLUSA in 1998 "primarily to close this loophole." Lander v. Hartford Life & Annuity Ins. Co., 251 F.3d 101, 108 (2d Cir. 2001).

[3] Neither the Fourth Circuit nor this Court appear to have yet had occasion to interpret or apply SLUSA's elements.

The focus of SLUSA removal analysis is thus on the substance of the plaintiffs' underlying allegations, not the particular "label" the plaintiffs "have chosen to place" on their claims. Haney v. Pac. Telesis Group, 2000 WL 33400194, at *20 (C.D. Cal. Sept. 19, 2000). A plaintiff cannot evade removal through "artful avoidance" in the complaint of the specific terms of SLUSA, such as by omitting any use in the complaint of the specific phrase "in connection with the purchase or sale of securities." Feitelberg v. Merrill Lynch & Co., 234 F. Supp. 2d 1043, 1051 (N.D. Cal. 2002), aff'd, 353 F.3d 765 (9th Cir. 2003) (plaintiff cannot evade SLUSA removal by "avoidance" of "the magic language"). As the Feitelberg court put it, in reasoning that was specifically adopted by the Ninth Circuit's affirmance, SLUSA mandates that "if it looks like a securities fraud claim, sounds like a securities fraud claim and acts like a securities fraud claim, it is a securities fraud claim, no matter how you dress it up." Id., aff'd, 353 F.3d 765 (9th Cir. 2003) (affirming SLUSA removal of a claim brought under Section 17200 of the California Business and Professions Code).

B. The four actions satisfy the SLUSA elements.

Plaintiffs' omnibus remand brief concedes that all but one element of SLUSA removal is present in the four removed cases. Plaintiffs do not dispute: (1) that each action is a "covered class action"; (2) that each action "purports to be based on state law"; and (3) that the complaints are predicated on misrepresentations or omissions of material facts or the use of manipulative or deceptive devices or contrivances. Plaintiffs also concede that their claims concern the nature, value and return of the securities at

issue. Pl. Mot. at 3 ("'market timing' and/or late trading . . . resulted in a diminution of value of mutual fund shares").[4]

Plaintiffs argue instead that their cases are brought solely on behalf of "holders" of mutual fund shares and that therefore the fourth SLUSA element is not met because the alleged misrepresentations and omissions supposedly "do not involve the purchase or sale of a security." Pl. Mot. at 7 (emphasis added). As shown below, plaintiffs' argument is irreconcilable with the case law and their own pleadings.

Consistent with SLUSA's plain language, the Eighth and Eleventh Circuits have both held that SLUSA's "purchase or sale" component is met where, as here, the complaint asserts either: (i) that the named plaintiff purchased shares during the purported class period or (ii) that the action is brought on behalf of a class that is defined broadly enough to encompass both "purchaser" and "holder" claims. See, e.g., Riley, 292 F.3d at 1345 (SLUSA removal proper where complaint alleged that the named plaintiffs and the plaintiff class included persons who "purchase[d] and retain[ed] shares of [the mutual fund] during the Class Period"; plaintiffs' claims thus "not limited solely to the retention of covered securities") (emphasis in original); Prof'l Mgmt. Assocs.,

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[4] In order to satisfy SLUSA's "in connection with" element, the misconduct alleged in the complaints must have "more than some tangential relation to the securities transaction." Falkowski v. Imation Corp., 309 F.3d 1123, 1131 (9th Cir. 2002). The courts have held that this standard is met when the alleged misconduct concerns the nature, value or return of the securities at issue. See id. (misrepresentation "about the value of the stock" sufficient); McCullagh v. Merrill Lynch & Co., 2002 WL 362774, at *3 (S.D.N.Y. Mar. 6, 2002) ("misrepresentation concerning the value of securities" sufficient); see also In re Ames Dep't Stores, 991 F.2d 953, 962 (2d Cir. 1993) ("in connection with" requirement in a 10b-5 case satisfied where misrepresentation concerns whether "buyers of securities get what they think they are getting"). As set forth above and conceded by plaintiffs, that standard is clearly met here. See also pp. 6-7, supra; McLain ¶ 45 (market timing profits allegedly come "dollar-for-dollar" out of the pockets of the other fund shareholders).

335 F.3d at 802-03 (action brought on behalf of a class including persons who "bought and held" shares during the period of alleged fraud fell "squarely within SLUSA's parameters").[5]

Numerous district courts have reached the same conclusion as Riley and Prof'l Mgmt. Assocs. Indeed, in Hardy v. Merrill Lynch, Pierce, Fenner & Smith, 189 F. Supp. 2d 14, 18-19 (S.D.N.Y. 2001), the Southern District of New York held that in order to avoid SLUSA removal, the burden was on the plaintiff to affirmatively allege in the complaint that he or she did not purchase or sell shares during the period of alleged misconduct. And even then, the court held that an action is subject to removal under SLUSA if the proposed class definition is broad enough to include persons who purchased during the period of alleged misconduct. Id.; see also Coy v. Arthur Andersen LLP, No. 01-4248 (S.D. Tex. Feb. 6, 2002), at 16, 18, 22 (attached hereto as Ex. A).

So long as the named plaintiff is a purchaser or seller or the class definition encompasses any purchasers or sellers, it is immaterial for purposes of SLUSA removal that the class also encompasses claims of holders as well. As one court put it, any other rule would completely eviscerate SLUSA, for "[i]f a class representative could give purchasers and sellers a free ride by salting into the class a member or two with holding claims, it would be a rare case in which SLUSA applied at all." Cape Ann Investors LLC v. Lepone, 296 F. Supp. 2d 4, 11-12 & n.6 (D. Mass. 2003) (SLUSA removal was proper because the class included both purchasers and holders and the

[5] If any claims in a complaint come within the original jurisdiction of the federal courts, removal is proper as to the whole case. See Chicago v. Int'l College of Surgeons, 522 U.S. 156, 164-68 (1997); Giles v. NYLCare Health Plans, Inc., 172 F.3d 332, 337 (5th Cir. 1999).

complaint "offer[ed] no means of distinguishing" between the two); see also Hardy, 189 F. Supp. 2d at 18-19 (class defined broadly enough to include both purchasers and holders was properly removed under SLUSA because the complaint "ma[de] no effort to distinguish between [purchasers and holders]" and "no attempt to limit its scope" to holders); In re WorldCom, Inc., 263 F. Supp. 2d 745, 771 (S.D.N.Y. 2003) (class definition that "ma[de] no effort to distinguish between purchasers and holders of [the shares at issue]" was "subject to . . . SLUSA"); Spehar v. Fuchs, 2003 WL 23353308, at *4 (S.D.N.Y. June 17, 2003).

The District of New Jersey followed this rule in one of the mutual fund trading cases that has been transferred to this court. In Nekritz v. Canary Capital Partners, LLC, No. 03-5081 (D.N.J. Jan. 12, 2004) (attached hereto as Ex. B), the court conducted a preliminary review of the merits of a SLUSA removal in the context of ruling on a motion to stay. As with plaintiffs here, Nekritz had argued that SLUSA removal was improper because he was only asserting claims on behalf of "holders (as opposed to purchasers or sellers)" in Janus mutual funds. Id. at 8. The court, however, found that the complaint could be viewed as containing allegations made "in connection with purchases or sales" based on the fact that plaintiff -- like plaintiffs here — had failed to "limit the proposed class to investors who already held shares in Janus mutual funds" prior to the beginning of the class period. Id. at 9.

An examination of the four complaints at issue here demonstrates that the "purchase or sale" element is met with respect to each action. See pp. 7-8, supra. The Sayegh complaint contains express allegations that the plaintiff "acquired" shares during the purported class period. Sayegh Compl. ¶¶ 143-44 (pp. 44-45). McLain contains

express allegations that the three named plaintiffs invested in the funds "beginning in" 2002 and "made such investments" at that time, i.e., after the alleged scheme was in effect and during the middle of the purported class period. McLain Compl. ¶¶ 6-8. And the plaintiffs in Vann and Kaufman never disclaim that they purchased or sold during the class period, as the case law requires. See, e.g., Hardy, 189 F. Supp. 2d at 18-19; see also Coy, at 18, 21-22; Blue Chip Stamps v. Manor Drug Stores, 421 U.S. 723, 725 (1975) (plaintiffs alleged that they "neither purchased nor sold any of the . . . shares").[6]

Indeed, recognizing the fact that SLUSA's purchase or sale element is established on the face of his complaint, Sayegh makes frivolous arguments about "amend[ing] his complaint" to delete the allegations of a purchase or sale. Pl. Mot. at 11 n.12. Nowhere does he deny the truth of the purchase allegations he wishes to delete. Nor would such a denial defeat federal jurisdiction: removal is determined based on the complaint as removed and not on any amendment to that complaint. See Pullman Co. v. Jenkins, 305 U.S. 534, 537 (1939) (the propriety of removal is "to be determined according to the plaintiffs' pleading at the time of the petition for removal"); Brown v. Eastern States Corp., 181 F.2d 26, 28 (4th Cir. 1950) (same); Long v. Bando Mfg. of Am., Inc., 201 F.3d 754, 758 (6th Cir. 2000) (same). Courts have explicitly rejected post-removal attempts by plaintiffs to amend pleadings to avoid SLUSA's removal

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6 "[T]he issue of federal subject matter jurisdiction turns on an assessment of the substance of the allegations [of plaintiff's complaint] and not on the basis of plaintiff's categorization of the allegations." Prevas v. Checkmate Investigative Servs., Inc., 951 F. Supp. 568, 569 (D. Md. 1996) (Davis, J.); see also Mountain Navigation Co., Inc. v. Seafarers' Int'l Union, 348 F. Supp. 1298, 1302 (W.D. Wis. 1971) ("once plaintiff has asserted facts that form his complaint, he will be held to those facts and his characterization of his complaint will not defeat removal").

provisions. See, e.g., Dudek, 295 F.3d at 880 (denying plaintiffs' request to amend complaint in order to avoid SLUSA); In re WorldCom, Inc. Sec. Litig., 2004 WL 692746, at *6 (S.D.N.Y. Apr. 2, 2004) (denying plaintiffs' request to amend complaint to attempt to plead claims solely on behalf of "holders" in order to avoid SLUSA's jurisdiction).

While contending that "each of the four complaints define their classes unequivocally as holders — not purchasers or sellers" (Pl. Mot. at 11), plaintiffs notably fail to cite or to quote any of their proposed class definitions — definitions that demonstrate that the individuals on whose behalf they purport to bring these actions include both purchasers and sellers. See pp. 7-8, supra. Sayegh is brought on behalf of the "general public" of California, which obviously includes investors who purchased or sold shares of the numerous mutual fund defendants during the period of alleged wrongdoing. Kaufman's proposed class expressly includes both people who "purchased" and who "redeemed" (i.e., sold) mutual fund shares during the class period. Kaufman Compl. ¶ 39. And McLain and Vann are brought on behalf of investors who "owned" shares "at any time" during the class period, a definition that obviously includes people who bought shares during such time, as the Coy case expressly held. Vann Compl. ¶ 14; McLain Compl. ¶ 17; Coy, at 16, 18, 22 (complaint brought on behalf of class of persons who "owned" shares during the class period "encompasses" persons who "purchased" during the class period as well as "holders" and thus met SLUSA's "in connection with" element).

Plaintiffs' reliance on the line of cases beginning with Blue Chip Stamps, 421 U.S. at 725, is completely misplaced. In those cases, the court made it clear that the complaint had not alleged purchases or sales by the named plaintiffs at all and that the

class definition was structured expressly so as not to include claims of purchasers and sellers. See Blue Chip Stamps, 421 U.S. at 725; Green, 279 F.3d at 598 (plaintiff "alleges no sale or purchase of a covered security"); Gutierrez v. Deloitte & Touche, 147 F. Supp. 2d 584, 593 (W.D. Tex. 2001) (plaintiffs "expressly carved out and excluded [purchasers]" from the class); Gordon v. Buntrock, 2000 WL 556763, at *3 (N.D. Ill. Apr. 18, 2000) (complaint explicitly limited the class to persons who already possessed their shares prior to the alleged fraud).[7]

None of the four complaints attempts to exclude purchasers and sellers from the class definitions or the group of investors on whose behalf such claims are purportedly being brought. To the contrary, plaintiffs' omnibus brief appears to acknowledge that they intend to bring claims on behalf of so-called "holders" who nevertheless were reinvesting dividends during the proposed class period. See Pl. Mot. at 11 n.12. Contrary to plaintiffs' arguments, these investors are purchasers under the federal securities laws. See, e.g., Deutschman v. Beneficial Corp., 761 F. Supp. 1080, 1087 (D. Del. 1991) ("The courts appear to agree" that the acquisition of shares through "automatic dividend reinvestment programs" constitutes a "purchase" under federal

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[7] As the courts have repeatedly recognized, these cases are inapplicable where — as here — the complaints do allege purchases by the named plaintiff during the period of alleged fraud or the classes do include purchasers during that period. See Riley, 292 F.3d at 1344-45 (holding that Blue Chip Stamps, Green, and Gutierrez are inapposite where the complaint "sweeps within its ambit actual purchases or sales of stock"); Hardy, 189 F. Supp. 2d at 19 (distinguishing Gordon on this basis); Cape Ann, 296 F. Supp. 2d at 11 (distinguishing Blue Chip Stamps, Green, and Gutierrez on this basis).

securities laws); see also In re Consumers Power Co. Sec. Litig., 105 F.R.D. 583, 590 (E.D. Mich. 1985).[8]

Plaintiffs' reliance on Meyer v. Putnam Int'l Voyager Fund, 2004 WL 199833 (D. Mass. Jan. 27, 2004), is also misplaced. In that case, the court considered whether a class defined as "all holders of [the Funds] between January 3, 2000 and September 16, 2003" fit within SLUSA's removal parameters. According to the court, the plaintiff had successfully pled a "holder" class by excluding claims based on the purchase or sale of securities. Meyer, 2004 WL 199833, at *1-2. Moreover, the court expressly distinguished the rulings in Cape Ann, Coy, and Hardy where, as here, SLUSA removal was appropriate because the plaintiffs had purchased or sold during the class period or the proposed class included purchasers or sellers. Id.

Finally, plaintiffs argue that their cases raise "the very same jurisdictional issues" as those presented in several "fair value" cases that have been remanded to state court by the Southern District of Illinois. Pl. Mot. at 9. These cases are inapposite and plaintiffs' argument should be rejected. The remand orders from the "fair value" cases did not address the key issue presented here, as mandated by both the Eighth and Eleventh Circuits and numerous district courts, which is whether either the named plaintiff purchased or sold shares during the alleged class period or the purported class includes purchasers or sellers. See, e.g., Pl. Mot. Exs. 5-15. Instead, those remand orders simply stated conclusions such as "[plaintiff] alleges dilution claims that only a holder of

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[8] It is estimated that 88% of mutual fund investors automatically reinvest dividends. Edward O'Neal, Purchase and Redemption Patterns of US Equity Mutual Funds, Financial Management 63 (Apr. 1, 2004) (attached hereto as Ex. C).

securities can bring," and "there is no claim asserted by a purchaser or seller; the claims are brought by those who held shares." Pl. Mot. Ex. 7 at 4. There is little analysis of case law, and none concerning the presence of purchasers and sellers within the proposed plaintiff classes. Since the cases before the Court clearly assert claims on behalf of purchasers, they are properly removed under SLUSA.[9]

* * *

For the reasons set forth above, plaintiffs are wrong in arguing that the "question before the Court on this remand motion" is whether SLUSA "preempt[s] common and/or state law claims brought on behalf of 'holders' of mutual fund shares?" Pl. Mot. at 1. The four actions in which remand is sought are <u>not</u> brought exclusively on behalf of "holders," as the analysis above demonstrates. These actions are also brought on behalf of purchasers or sellers. All of the SLUSA removal elements are satisfied. This court has removal jurisdiction, and plaintiffs' motion to remand should be denied.

C. Plaintiffs' other arguments are without merit.

Plaintiffs make several other arguments in opposing remand that are incorrect. <u>First</u>, plaintiffs contend that doubts about removal jurisdiction must be resolved in favor of remand. Pl. Mot. at 13. Whatever the merits of this statement as a general principle, it has no application in the SLUSA context. In assessing whether SLUSA's elements are met, a court is to read both the language of SLUSA and the complaint's allegations broadly. <u>Patenaude</u>, 290 F.3d at 1025 (recognizing "the broad

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9 The defendants believe that the remand decisions in the "fair value" cases were wrongly decided. The defendants respectfully submit that the district court that decided those cases erred for several reasons, including that the complaints in those actions asserted claims in connection with the purchase and sale of securities.

reach of SLUSA's plain language"); Spehar, 2003 WL 23353308, at *9 ("[B]ecause SLUSA was enacted in order to prevent plaintiffs from avoiding federal court, courts will interpret claims broadly in determining whether they are removable under SLUSA."); Zoren v. Genesis Energy, L.P., 195 F. Supp. 2d 598, 603 (D. Del. 2002) ("In enacting SLUSA, Congress evinced a clear intent toward broad application of the Act.").

Second, plaintiffs contend that if removal is permitted, they will not be able to assert "holder" claims in any forum. Pl. Mot. at 3. This is false. To the extent that plaintiffs wish to assert purchaser or seller claims simultaneously with holder claims, there is federal jurisdiction over all such claims under the federal securities laws and/or under this Court's supplemental jurisdiction. See 28 U.S.C. § 1367; see also, e.g., Feitelberg, 234 F. Supp. 2d at 1046 ("Congress . . . enact[ed] SLUSA with the intent of making federal courts the primary venue for class action securities claims."); Riley, 292 F.3d at 1345; Cape Ann, 296 F. Supp. 2d at 12; In re Worldcom, 263 F. Supp. 2d at 771.

Third, plaintiffs contend that they are "master[s] of the complaint" and that under the "well-pleaded complaint rule," their actions are not subject to removal under SLUSA because they have styled their complaints to rely solely on state law. Pl. Mot. at 14. Plaintiffs' argument misses the point entirely, as it ignores both the purpose and text of SLUSA, under which the "well-pleaded complaint rule" has no application.

SLUSA's text makes clear that the plaintiff's reliance on state law is a required element for SLUSA removal, not a reason for the removal provision's inapplicability. See 15 U.S.C. § 78bb(f)(1)-(2) (removal provision applies to claims "based upon the statutory or common law of any State"). For this reason, numerous

federal appellate courts have repeatedly and uniformly recognized that SLUSA is "an exception to the well-pleaded complaint rule. It trumps the well-accepted principle that the plaintiff is the 'master of the claim' and may avoid removal to federal court by alleging only state law claims." Spielman, 332 F.3d at 123 & n.5; see, e.g., Falkowski, 309 F.3d at 1127-28 ("well-pleaded complaint rule" does not bar removal under SLUSA); Patenaude, 290 F.3d at 1023-24.[10]

Indeed, far from deferring to plaintiffs' own characterization of their claims, where it appears that plaintiffs are using "artful pleading" to avoid an MDL proceeding, courts have carefully scrutinized the complaints to determine whether removal jurisdiction exists. Where plaintiffs' state law claims rely on the same factual allegations as numerous other federal actions consolidated in an MDL proceeding, courts have applied the "artful pleading" doctrine so that the judicial efficiencies and cost-savings of the MDL process are not undermined. See In re NASDAQ Mkt. Makers Antitrust Litig., 929 F. Supp. 174 (S.D.N.Y. 1996) (denying plaintiffs' motion to remand where state law claims relied on the same essential facts as federal suits consolidated in a single MDL proceeding); In re Wiring Device Antitrust Litig., 498 F. Supp. 79 (E.D.N.Y. 1980) (same); Three J Farms, Inc. v. Alton Box Board Co., 1978 WL 1459, at *4 (D.S.C. Nov. 29, 1978) (same, noting that "[t]he entire purpose of consolidated multidistrict

[10] Accordingly, SLUSA authorizes removal where the plaintiffs have constructed the complaint to advance solely state law claims — including claims for breach of fiduciary duty, unjust enrichment, and under Section 17200 of the California Business and Professions Code, the very claims advanced in the actions here. See, e.g., Behlen, 311 F.2d at 1089 (fiduciary duty and unjust enrichment claims); Dudek, 295 F.3d at 879-80 (same); McCullagh, 2002 WL 362774, at *1 (same); Patenaude, 290 F.3d at 1023-24 (Section 17200); Feitelberg, 234 F. Supp. 2d at 1044, 1052-53 (same).

litigation is to reduce the waste of money, manpower, judicial time and prevent more than one court from becoming involved in the web of pretrial proceedings necessary to this type of litigation"), rev'd on other grounds, 609 F.2d 112 (4th Cir. 1979).

D. There is removal jurisdiction under SLUSA even if the actions had been brought exclusively on behalf of "holders."

Although it is not necessary for the Court to address the issue in considering these motions, it should also be noted that, in the circumstances here, even if the claims had been brought exclusively on behalf of "holders" of mutual funds, such claims would still fall within SLUSA's removal provisions.

The Supreme Court has mandated "a broad reading of the phrase 'in connection with the purchase and sale of [securities].'" SEC v. Zandford, 535 U.S. 813, 819 (2002). And as the Ninth Circuit has explained, SLUSA's fourth element is to be "'construed not technically and restrictively, but flexibly to effectuate'" SLUSA's purpose of channeling securities claims into federal court. Falkowski, 309 F.3d at 1129 (quoting Zandford, 535 U.S. at 819). Although Zandford involved the parallel "in connection with" clause of Section 10(b) of the Securities Exchange Act of 1934, the courts have made clear that Zandford's construction of that clause applies to SLUSA as well. See, e.g., Falkowski, 309 F.3d at 1129.

The Supreme Court has also made clear that the "in connection with" language of Section 10(b) of the Securities Exchange Act of 1934 requires only that the alleged fraud "coincide" with — that is, relate in some way to — "the sale of securities" or "securities transactions." Zandford, 535 U.S. at 822, 825; see also Falkowski, 309 F.3d at 1129 (applying Zandford in the SLUSA context); Behlen, 311 F.3d at 1094-95 & n.5 (discussing Zandford's broad reading of the "in connection with" requirement

and dismissing action pursuant to SLUSA); Araujo v. John Hancock Life Ins. Co., 206 F. Supp. 2d 377, 382-83 (E.D.N.Y. 2002) (same).

In Nekritz, the District of New Jersey relied on Zandford, 535 U.S. at 819-23, in opining that even assuming that plaintiffs were holders, SLUSA's "in connection with" requirement was likely satisfied by the purchases and sales made by Canary in the Janus funds, which are alleged to have caused plaintiffs' injuries. No. 03-5081, at 9 (D.N.J. Jan. 12, 2004) (Ex. B). The decision in Nekritz comports not only with Zandford, but also with the policy considerations underlying the Supreme Court's decision in Blue Chip Stamps. While the Supreme Court in Blue Chip Stamps held that a plaintiff had to be a purchaser or seller to have standing to sue under Section 10(b), the Court's rationale was based expressly on "policy considerations." 421 U.S. at 737. The Court expressed concern about "the danger of vexatious litigation which could result from a widely expanded class of plaintiffs under Rule 10b-5" if an investor could assert claims based on oral testimony that he would have traded absent fraudulent conduct by others. Id. at 740, 742. The Supreme Court has held that Blue Chip Stamps' narrow interpretation of "in connection with" is inapplicable in other contexts, such as an SEC enforcement action. Zandford, 535 U.S. at 819-20; see also United States v. O'Hagen, 521 U.S. 642, 656, 658 (1997) (the "in connection with" requirement can be met "even though the person or entity defrauded is not the other party to the [securities] trade").

Accordingly, in the limited context of these market timing/late trading cases, claims by "holders" fall within the removal provisions of SLUSA.

POINT II

ALTERNATIVELY, THIS COURT HAS REMOVAL JURISDICTION OVER THE ACTIONS BECAUSE THE CLAIMS RAISE SUBSTANTIAL FEDERAL ISSUES

Cases filed in state court that "aris[e] under the Constitution, laws, or treaties of the United States" may be removed to federal district court. See 28 U.S.C. §§ 1331, 1441(b). Even if a "claim is created by state law, a case may 'arise under' a law of the United States if the complaint discloses a need for determining the meaning or application of such a [federal] law." See T.B. Harms Co. v. Eliscu, 339 F.2d 823, 827 (2d Cir. 1964) (Friendly, J.). As the Supreme Court has explained, federal jurisdiction is proper when "the vindication of a right under state law necessarily turn[s] on some construction of federal law." Franchise Tax Bd. v. Constr. Laborers Vacation Trust for S. Cal., 463 U.S. 1, 9 (1983); see also Merrell Dow Pharm. Inc. v. Thompson, 478 U.S. 804, 810 (1986) (federal jurisdiction can be predicated on "the presence of a federal issue in a state-created cause of action").

In accordance with these principles, the Fourth Circuit and this Court have repeatedly found federal jurisdiction where plaintiffs' state law claims raise substantial issues of federal law. See, e.g., Battle v. Seibels Bruce Ins. Co., 288 F.3d 596, 607-09 (4th Cir. 2002) (removal proper when breach of implied covenant and conversion claims necessarily depended upon resolution of a substantial question of federal law); Ormet Corp. v. Ohio Power Co., 98 F.3d 799, 807 (4th Cir. 1996) ("determination of whether a federal issue is sufficiently substantial should be informed by a sensitive judgment about whether the existence of federal judicial power is both appropriate and pragmatic"); Garvin v. Alumax of S.C., Inc., 787 F.2d 910, 914-15 (4th Cir. 1986); Christopher v. Cavallo, 662 F.2d 1082, 1083-84 (4th Cir. 1981).

Accordingly, as this Court has noted, "federal jurisdiction [will] lie" when the "federal interest at stake is substantial." In re Wireless Tel., 216 F. Supp. 2d at 481-82 (denying remand motion because plaintiffs' common law claims required resolution of questions of federal law under the Federal Communications Act of 1934) (internal quotations and punctuation omitted). "The proper test for federal jurisdiction is the degree to which federal law must be in the forefront of the case and not collateral, peripheral or remote." Id. (internal quotations and punctuation omitted).

Courts have concluded that remand is improper where state law claims raise substantial issues under the federal securities laws. In D'Alessio v. N.Y. Stock Exch., Inc., 258 F.3d 93, 101 (2d Cir. 2001), the Second Circuit upheld the removal of a case in which the claims were pled solely under state law because the "gravamen" of plaintiff's state law claims was that defendants "conspired to violate the federal securities laws and various rules promulgated by the NYSE" and failed to perform their duties, which were "created under federal law."

Similarly, in Gobble v. Hellman, 2002 U.S. Dist. LEXIS 26833, at *4-11 (N.D. Ohio Mar. 26, 2002), in denying plaintiff's remand motion, the court recognized that while the plaintiff had brought state-law claims, each of those claims involved issues of federal law, including a claim that defendants "breached their fiduciary duty by failing to abide by federal securities rules and regulations." Gobble, 2002 U.S. Dist. LEXIS 26833, at *7 ("interpreting the Exchange Act and the rules and regulations promulgated thereunder is a matter of substantial federal concern and where a plaintiff's claims, however labeled, require such an interpretation, those claims are properly removed to federal court for disposition"); Wietschner v. Gilmartin, 2003 U.S. Dist. LEXIS 18997,

at *7 (D.N.J. Jan. 13, 2003) (removal proper because "plaintiff's allegations supporting [breach of fiduciary duty claims] are primarily based upon defendant-directors' failure to adequately monitor [company]'s financial disclosures in accordance with federal securities laws and regulations").[11]

Here, as in D'Alessio, 258 F.3d at 102 n.6, a "cursory examination of the complaint demonstrates that [plaintiffs'] claims are predicated on alleged breaches of certain duties imposed on [defendants] under [federal law]." Because of its "unique" nature, "[t]he mutual fund industry . . . [has] specific federal regulatory legislation concerning it." Tannenbaum v. Zeller, 552 F.2d 402, 405 (2d Cir. 1977). Plaintiffs' allegations concerning "late trading" and "market timing" raise substantial federal issues under such regulatory legislation, including alleged violations of the SEC's "forward-pricing" rule and allegations of failure to follow the Net Asset Value ("NAV") pricing rules promulgated under the Investment Company Act of 1940 ("ICA"). In addition, the complaints allege that defendants' conduct was inconsistent with their disclosures in federal securities filings. Resolution of these issues will thus put the construction of federal laws and regulations at the forefront of this litigation.

First, according to the complaints, "late trading" involves the purchase or sale of mutual fund shares after 4:00 p.m. at the price set for that day at 4:00 p.m., when shares traded after 4:00 p.m. are supposed to be priced at the next day's NAV. Sayegh Compl. ¶¶ 53-59; McLain Compl. ¶¶ 37-41. As plaintiffs concede, this requirement

---

[11] The Wietschner court also noted that a pending SEC investigation was further evidence that "federal-related injuries" were underlying the plaintiff's claims. 2003 U.S. Dist. LEXIS 18997, at *9 & n.5.

concerning the time for determining NAV is a requirement of federal law. See SEC Rule 22c-1, 17 C.F.R. § 270-22c-1; see also Sayegh Compl. ¶¶ 53-56 (defendants violated the SEC's "forward pricing" rule which "was enacted to prevent this kind of abuse. See 17 C.F.R. § 270-22c-1(a)"); McLain Compl. ¶¶ 37, 69 (defendants violated "the SEC's 'forward pricing rule'").[12]

Second, according to the complaints, "market timing" involves "quick turnaround" trading in mutual funds to "exploit inefficiencies in the way they set their NAVs." See, e.g., Sayegh Compl. ¶ 60; see also McLain Compl. ¶ 42 (describing timing as "designed to exploit inefficiencies in the way mutual fund companies price their shares"). Plaintiffs contend that, as a result of these alleged inefficiencies in setting NAV, defendants' fund share prices were "stale" — i.e., they did not necessarily reflect "the 'fair value' of such securities as of the time the NAV is calculated," and "market timers" took advantage of that stale pricing through their rapid trading. Sayegh Compl. ¶ 61; see also McLain Compl. ¶¶ 43-44 (a "market timer exploits th[e] discrepancy" between NAV and fair value of securities). Indeed, the McLain complaint alleges that mutual fund managers are "required" to use the "weapons" at their disposal to calculate NAV in a manner to deter market timing. McLain Compl. ¶ 47. The manner in which NAV is calculated is governed by federal law. See, e.g., Pl. Mot. at 12-13; see also, e.g., ICA § 22(c), 15 U.S.C. § 80a-22(c); ICA Rules 2a-4, 22c-1, 22c-2, 17 C.F.R. §§ 270.2a-4, 270.22c-1, 270.22e-2; United States v. NASD, 422 U.S. 694, 706-09 (1975) (ICA

12 The notices of removal in Vann and Kaufman were based only on SLUSA.

§ 22's legislative purpose was to regulate NAV calculation and mutual fund pricing in order to prevent mutual fund pricing and trading abuses).[13]

Third, plaintiffs' "market timing" allegations contend that defendants' conduct was inconsistent not only with the requirements of the ICA and the regulations promulgated thereunder, but also with statements in disclosures made pursuant to Sections 11 and 12 of the Securities Act of 1933. And determining whether such disclosures were adequate is solely an issue of federal law. See, e.g., Wietschner, 2003 U.S. Dist. LEXIS 18997, at *7; cf. National Securities Market Improvement Act of 1996, 15 U.S.C. § 77r (prohibiting states from regulating offering documents of "covered securities," including mutual funds).

Accordingly, due to the substantial federal issues raised in this litigation, this Court has "arising under" jurisdiction over these actions.[14]

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[13] The complaints in numerous other tag-along cases, either not yet transferred to this Court or only recently transferred, make similar allegations concerning NAV, so federal question jurisdiction arises under the ICA in those actions as well. See, e.g., Meyer v. Alliance Capital Mgmt. Holding LP, No. 03 CV 9434 (PKC) (S.D.N.Y.); Parisi v. Alliance Capital Mgmt. Holding LP, No. 2:04 CV 2092 (JWL) (D. Kan.). We expect the parties to one or more of these actions to submit supplemental briefs on this subject.

[14] Plaintiffs cite to remand orders from the Southern District of Illinois in several of the "fair value" case for support for their position. See Pl. Mot. 13 n.15. However, while the court in those orders indicated that the ICA did not support removal, the court provided no explanation as to why not. The lack of meaningful discussion of the ICA in those decisions counsels against this Court accepting them as persuasive authority here.

CONCLUSION

For the reasons set forth above, this Court has removal jurisdiction over the four actions in which remand is sought. Plaintiffs' motions for remand should therefore be denied.

Dated: New York, New York
April 30. 2004

WACHTELL, LIPTON, ROSEN & KATZ

By: /s/ Paul K. Rowe
Paul K. Rowe
Stephen R. DiPrima
Martin J.E. Arms

51 West 52nd Street
New York, New York 10019
(212) 403-1000

James D. Mathias
David Clarke, Jr.
Strider L. Dickson
PIPER RUDNICK LLP
6225 Smith Avenue
Baltimore, Maryland 21209
(410) 580-3000

Attorneys for the Bank of America Defendants

UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

IN RE: MUTUAL FUNDS INVESTMENT LITIGATION	
This Document Relates To: RICHARD E. KAUFMAN, Individually and on Behalf of All Others Similarly Situated, Plaintiffs, v. JANUS CAPITAL GROUP, INC., JANUS CAPITAL MANAGEMENT, LLC, JANUS HIGH-YIELD FUND, and JANUS MERCURY FUND, Defendants.	Case No. 04-md-15863
BRENDA C. VANN, MARK CHASE-JACOBSEN, and RICHARD L. MCFADDEN, Plaintiffs, v. JANUS CAPITAL GROUP; INC., JANUS CAPITAL MANAGEMENT, LLC, JANUS CAPITAL CORP., JANUS INVESTMENT FUND, and JANUS ADVISOR SERIES, Defendants.	Case No. 04-md-15863

[Additional Captions on Next Page]

OMNIBUS REPLY MEMORANDUM OF LAW IN SUPPORT OF PLAINTIFFS' MOTIONS TO REMAND

SHIRLEY M. MCLAIN, KEITH NICHOLS, and DONALD COVER, On Behalf of Themselves and All Others Similarly Situated,

Plaintiffs,

v.

BANK OF AMERICA CORP., BANC OF AMERICA CAPITAL MANAGEMENT LLC, and BANK OF AMERICA NA,

Defendants.

Case No. 04-md-15862

MIKE SAYEGH, on behalf of the General Public, Plaintiff,

v.

JANUS CAPITAL CORPORATION, JANUS CAPITAL MANAGEMENT LLC, JANUS INVESTMENT FUND, EDWARD J. STERN, CANARY CAPITAL PARTNERS LLC, CANARY INVESTMENT MANAGEMENT LLC, CANARY CAPITAL PARTNERS, LTD., KAPLAN & CO. SECURITIES INC., BANK ONE CORPORATION, BANC ONE INVESTMENT ADVISORS, THE ONE GROUP MUTUAL FUNDS, BANK OF AMERICA CORPORATION, BANC OF AMERICA CAPITAL MANAGEMENT LLC, BANC OF AMERICA ADVISORS LLC, NATIONS FUND INC., ROBERT H. GORDON, THEODORE H. SIHPOL III, CHARLES D. BRYCELAND, SECURITY TRUST COMPANY, STRONG CAPITAL MANAGEMENT INC., JB OXFORD & COMPANY, ALLIANCE CAPITAL MANAGEMENT HOLDING L.P., ALLIANCE CAPITAL MANAGEMENT L.P., ALLIANCE CAPITAL MANAGEMENT CORPORATION, AXA FINANCIAL INC., ALLIANCE BERNSTEIN REGISTRANTS, GERALD MALONE, CHARLES SCHAFFRAN, MARSH & MCLENNAN COMPANIES, INC., PUTNAM INVESTMENTS TRUST, PUTNAM INVESTMENT MANAGEMENT LLC, PUTNAM INVESTMENT FUNDS, JUSTIN M. SCOTT AS DOE 1, OMID KAMSHAD AS DOE 2, LAWRENCE J. LASSER AS DOE 3, RICHARD S. STRONG AS DOE 4, PBHG

Case No. 04-md-15861
Case No. 04-md-15862
Case No. 04-md-15863
Case No. 04-md-15864

MUTUAL FUNDS AS DOE 5, PBHG FUND DISTRIBUTORS AS DOE 6, PBHG FUNDS AS DOE 7, GARY L. PILGRIM AS DOE 8, HAROLD J. BAXTER AS DOE 9, PILGRIM BAXTER & ASSOCIATES, LTD. AS DOE 10, VERAS INVESTMENT PARTNERS LLP AS DOE 11, JAMES PATRICK CONNELLY, JR. AS DOE 12, THE ALGER FUND AS DOE 13, FRED ALGER MANAGEMENT INC. AS DOE 14, THE FEDERATE FUNDS AS DOE 15, FEDERATED INVESTORS FUNDS AS DOE 16, FEDERATED SECURITIES CORPORATION AS DOE 17, FEDERATED INVESTMENT MANAGEMENT CO. AS DOE 18, FEDERATED INVESTORS, INC. AS DOE 19, THE CHARLES SCHWAB CORPORATION AS DOE 20, CHARLES SCHWAB & CO., INC. AS DOE 21, THE EXCELSIOR MUTUAL FUNDS AS DOE 22, EXCELSIOR FUNDS TRUST AS DOE 23, EXCELSIOR FUNDS, INC. AS DOE 24, UNITED STATES TRUST COMPANY OF NEW YORK AS DOE 25, U.S. TRUST CORPORATION AS DOE 26, INVESCO FUNDS GROUP, INC. AS DOE 27, AMVESCAP PLC AS DOE 28, AMERICAN SKANDIA INC. AS DOE 29, RAYMOND CUNNINGHAM AS DOE 30, BREAN MURRAY & CO. INC. AS DOE 31, SUN LIFE FINANCIAL INC. AS DOE 32, MASSACHUSETTS FINANCIAL SERVICES CO. D/B/A/ MFS INVESTMENT MANAGEMENT AS DOE 33, EMPIRE FINANCIAL HOLDING CO. AS DOE 34, MILLENNIUM PARTNERS L.P. AS DOE 35, THE BEAR STEARNS COS. INC. AS DOE 36, ADVANTAGE TRADING GROUP AS DOE 37 and DOES 38-500,

Defendants

TABLE OF CONTENTS

INTRODUCTION 1

ARGUMENT 2

A. Five Federal Judges in Three United States Districts Have Remanded Thirteen Cases Virtually Identical to the Cases Addressed Here 2

B. Plaintiffs' Claims are not Predicated Upon Misrepresentations, Omissions, Manipulation, or Deception 6

C. The Class is Not Defective Merely Because Some Class Members May Have Purchased or Sold During the Class Period 9

1. Defendants Do Not Allege that the Class Members Purchased or Sold Because of Misrepresentations, Omissions, Manipulation or Deception 10

2. Defendants Have the Burden to Prove that this Court has Jurisdiction 11

D. These Cases Do Not Require the Interpretation of Federal Law Nor Do They Involve a Substantial Federal Question 12

CONCLUSION 14

TABLE OF AUTHORITIES

Federal Cases

Abada v. Charles Schwab & Co.,
127 F.Supp.2d 1101, 1103 (S.D. Cal. 2000) 9

Affiliated Ute Citizens v. United States,
406 U.S. 128, 155 (1972) 7

Blue Chip Stamps v. Manor Drug Stores,
421 U.S. 723, 754-55 (190005) 8

Cape Ann Investors LLC v. Lepone,
296 F.Supp.2d 4, 11 (D. Mass. 2003) 2, 10

Columbia Gas Transmission Corp. v. Drain,
191 F.3d 552, 558-59 (4th Cir. 1999) 13

Falkowski v. Imation Corp.,
309 F.3d 1123, 1127 (9th Cir. 2002) 2

Feitelberg v. Credit Suisse First Boston LLC,
2003 WL 22434098, *2 (N.D. Cal. Oct 24, 2003) 11

Feitelberg v. Merrill Lynch & Co., Inc.,
234 F. Supp. 2d 1043, 1051 (N.D. Cal. 2002) 2

Green v. Ameritrade, Inc.,
279 F.3d 590, 596 (8th Cir. 2002)) 9

Grabow v. PricewaterhouseCoopers LLP,
--- F.Supp.2d ----, 2004 WL 825997 at *2 (N.D. Okla., Apr 5, 2004) .... passim

Gray v. Seaboard Securities, Inc.,
241 F.Supp.2d 213, (N.D.N.Y. 2003) 12

Green v. Ameritrade, Inc.,
279 F.3d 590, 596 (8th Cir. 2002)) 9

Hannibal v. Federal Express Corp.,
266 F.Supp.2d 466, (E.D. Va. 2003) 12

Hardy v. Merrill Lynch, Pierce, Fenner & Smith, Inc.,
189 F.Supp.2d 14, 18 (S.D.N.Y. 2001) 3, 10

Law v. International Union of Operating Engineers Local No. 37,
178 F.Supp.2d 534, 536 (D. Md. 2002) 12
Magyery v. Transamerica Financial Advisors, Inc.,
2004 WL 926941, *7-8 (N.D. Ind., Apr 16, 2004) 8
McNutt v. General Motors Acceptance Corp.,
298 U.S. 178 (1936) 12
McPhatter v. Sweitzer,
2003 WL 22113455, *3 (M.D.N.C. Sep 8, 2003) 9, 12
MDCM Holdings, Inc. v. Credit Suisse First Boston Corp.,
216 F. Supp. 2d 251, 257 n.12 (S.D.N.Y. 2002) 9
Merrell Dow Pharmaceuticals v. Thompson,
478 U.S. 804 (1986) 13
Meyer v. Putnam International Voyager Fund et al.,
220 F.R.D. 127 (D. Mass. Jan. 27, 2004) .... passim
Nunes v. Merrill Lynch, Pierce, Fenner & Smith, Inc.,
609 F.Supp. 1055, 1059 (D. Md. 1985) 8
Riley v. Merrill Lynch, Pierce, Fenner & Smith, Inc.,
292 F.3d 1334, 1345 (11th Cir. 2002) 2, 10
S.E.C. v. Zandford,
535 U.S. 813 (2002) 8
Shaev v. Claflin,
2001 WL 548567, (N.D. Cal. May 17, 2001) 9
Xpedior Creditor Trust v. Credit Suisse First Boston (USA) Inc.,
2004 WL 435058, *4 (S.D.N.Y. March 9, 2004) 6

<u>Federal Statutes</u>

15 U.S.C. § 77(a) 7
15 U.S.C. s 78bb(a) (1994) 7

INTRODUCTION

As set forth in the Omnibus Memorandum of Law in Support of Plaintiffs' Motions to Remand ("Omnibus Remand Brief"), this Court has no subject matter jurisdiction over the cases subject to the Motions to Remand either under the Securities Litigation Uniform Standards Act ("SLUSA") or under federal question jurisdiction. In arguing otherwise, Defendants ask this Court to disregard at least four plain facts:

1. The proverbial elephant in the living room. Five different federal court judges in three different United States District Courts in thirteen separate actions have examined complaints virtually identical to those that are the subject of the Motions to Remand and have remanded the cases to state court.
2. The causes of action stated in the Complaints. Plaintiffs' causes of action are not based upon misrepresentations or omissions, or the use of manipulative or deceptive devices or contrivances, in connection with the purchase or sale of securities. The Complaints allege breaches of fiduciary duty owed by Defendants to class members as holders of the mutual funds and unfair competition based on Defendants' dilution of fund shares. Regardless of the applicability of the well-pleaded complaint rule, Defendants are not free to add facts and allegations that are neither expressed nor implied in the substance of the Complaints.
3. The classes described in the Complaints. The Complaints do not define the classes as persons who purchased or sold their fund shares as a result of any misrepresentations, omissions, or manipulative or deceptive devices. The Plaintiffs define the classes as holders of the funds. The fact that certain class

members became holders, or stopped being holders, during the class period does not convert the classes to groups of purchasers and sellers.

4. The attenuated relationship of federal law to the claims stated in the Complaints. Resolution of this case does not turn on federal law. The Complaints allege that Defendants breached state law duties owed to the Class members. While the Defendants' state law duties may be informed by certain federal laws, they are not dependent upon federal law. There is no federal jurisdiction in these cases.

In opposing remand, Defendants are asking this Court to ignore directly applicable court rulings and the clear allegations of the Complaints. Plaintiffs respectfully request that this Court reject that invitation and instead remand these cases to the state courts where they were originally filed.[1]

ARGUMENT

A. Five Federal Judges in Three United States Districts Have Remanded Thirteen Cases Virtually Identical to the Cases Addressed Here

Defendants discuss, for several pages, cases in which courts, faced with different complaints and distinct factual scenarios, have refused requests to remand[2] and one case,

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[1] This Omnibus Brief primarily addresses the common law breach of fiduciary duty claims contained in the first three cases listed in the caption above. The Law Offices of Brian Barry (*Sayegh v. Janus Capital Corp. et al.*, Civil Action No. 04-md-001171 (C.D. Cal. 03-cv-8736)) adopts the legal reasoning set forth herein and will file a supplemental brief addressing the § 17200 issues unique to the *Sayegh* Complaint.

[2] Defendants rely on cases where, in each case, there was an express allegation that the plaintiffs relied on a misrepresentation or were induced to purchase a covered security because of such misrepresentation. *See Riley v. Merrill Lynch, Pierce, Fenner & Smith, Inc.*, 292 F.3d 1334, 1345 (11th Cir. 2002) (noting the complaint alleged that "material Misrepresentations and Omissions induced the Plaintiffs and other Class members to purchase and retain shares of the Growth Fund during the Class Period"); *Falkowski v. Imation Corp.*, 309 F.3d 1123, 1127 (9th Cir. 2002) (holding that misrepresentations in connection with vested stock options were covered by SLUSA because the exchange of stock options and stock as consideration for employment contracts constitutes a purchase or sale); *Cape Ann Investors LLC v. Lepone*, 296 F.Supp.2d 4, 12 (D. Mass. 2003) (SLUSA applies where plaintiff was induced by misrepresentations to purchase and hold); *Feitelberg v. Merrill Lynch & Co., Inc.*, 234 F. Supp. 2d 1043, 1051 (N.D. Cal. 2002) ("In short, plaintiff alleges that defendants have engaged in unfair, unlawful or deceptive conduct" by misrepresenting the quality of certain stocks and plaintiffs purchased or sold based on such conduct); *Hardy v. Merrill Lynch, Pierce, Fenner & Smith, Inc.*, 189 F.Supp.2d 14, 19 (S.D.N.Y. 2001) ("[B]ased on

related to the instant case, where the court granted a stay pending transfer to the MDL Panel and expressly noted that it was not deciding the remand issue.[3] Defendants virtually ignore, however, the thirteen cases in which five judges in three federal jurisdictions have considered cases arising out of the very mutual fund scandal before this Court and have concluded that remand is proper. In fact, Defendants wait until page 19 of their Response to even acknowledge these rulings.

Defendants dismiss the eleven holdings, by three separate judges in the United States District Court for the Southern District of Illinois,[4] that plaintiffs' claims were not "in connection with the purchase or sale of a covered security . . .the claims are brought by those who held shares" as merely "wrongly decided." Omnibus Resp. at 20 n. 9. Defendants' argument is simply that "there is little analysis of case law" (in the twelve-page opinions), so the "district court (sic) that decided those cases erred". *Id.* at 20.

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cases decided under section 10(b) and under SLUSA there is significant support for the conclusion that any plaintiffs who held Internet Capital stock as a result of the defendants' alleged misrepresentation or omission, but who did not sell or purchase the stock as a result of the analyst report, have alleged a state law claim that is not removable under SLUSA.").

[3] *Nekritz v. Canary Capital Partners, LLC,* No. 03-5081 at 9-10 (D. N.J. Jan 12, 2004) (unpublished op.).

[4] *See Bradfisch v. Templeton Funds, et al.*, No. CIV-03-760-MJR (S.D. Ill. Jan. 23, 2004) (Reagan, J.) (Exhibit 5 to Omnibus Remand Brief); *Dudley v. Putnam International Equity Fund et al.*, Civil No. 03-852-GPM (S.D. Ill. Jan. 27, 2004) (Murphy, J.) (Exhibit 6 to Omnibus Remand Brief); *Kircher et al. v. Putnam Funds Trust, et al.*, No. 03-CV-0691-DRH (S.D. Ill. Jan. 27, 2004) (Herndon, J.) (Exhibit 7 to Omnibus Remand Brief); *Woodbury vs. Templeton Global Smaller Companies Fund, Inc.*, Civil No. 03-761-GPM (S.D. Ill. January 29, 2004) (Murphy, J.) (Exhibit 8 to Omnibus Remand Brief); *Parthasarthy vs. T. Rowe Price International Funds, Inc.*, Civil No. 03-CV-00673-DRH (S.D. Ill. January 30, 2004) (Herndon, J.) (Exhibit 9 to Omnibus Remand Brief); *Kwiatkowski vs. Templeton Growth Fund, Inc.*, Civil No. 04-38-GPM (S.D. Ill. February 3, 2004) (Murphy, J.) (Exhibit 10 to Omnibus Remand Brief); *Potter v. Janus Investment Fund, et al.*, No. CIV-03-692-DRH (S.D. Ill. February 9, 2004) (Herndon, J.) (Exhibit 11 to Omnibus Remand Brief); *Vogler v. Columbia Acorn Trust, et al.*, No. CIV-03-843-DRH (S.D. Ill. Feb. 12, 2004) (Herndon, J.) (Exhibit 12 to Omnibus Remand Brief); *Erb v. Alliance Capital Management L.P.*, Civil No. 03-799-GPM (S.D. Ill. February 25, 2004) (Murphy, J.) (Exhibit 13 to Omnibus Remand Brief); *Parise v. Templeton Funds, Inc.*, Civil No. 04-179-GPM (S.D. Ill. March 30, 2004) (Murphy, J.) (Exhibit 14 to Omnibus Remand Brief); *Jackson v. Van Kampen Series Fund, Inc., et al.*, No. 04-CV-00056-DRH (S.D. Ill. April 1, 2004) (Herndon, J.) (Exhibit 15 to Omnibus Remand Brief).

Defendants completely misrepresent the facts and the implication of *Meyer v. Putnam International Voyager Fund et al.*, 220 F.R.D. 127 (D. Mass. Jan. 27, 2004). Defendants represent that *Meyer* is distinguishable from the instant cases because, in *Meyer*, "the plaintiff successfully pled a 'holder' class by excluding claims based on the purchase or sale of securities." Omnibus Resp. at 19. Defendants, however, neglect to mention that, with the exception of the names of the fund and the relevant dates, the *Meyer* class definition[5] that Judge Young found justified remand was identical to the *Kaufman* class definition[6] and virtually identical to that in *Vann*[7] and *McLain*[8]. As fully briefed in the Omnibus Motion to Remand at 10-11, the *Meyer* court noted:

> The Court acknowledges that notwithstanding her use of the term "holders," Meyer's class definition might, when considered in isolation, be construed to include plaintiffs with "claims based on the purchase or sale of securities." See Defs.' Opp'n at 12. Yet when considered in context--including the relevant case law, which clearly distinguishes between the claims of purchasers and sellers on the one hand and those of holders on the other, the remainder of Meyer's complaint, which does not allege purchase or sale or seek relief on these bases, and Meyer's Memorandum, which explicitly disavows any allegation "that plaintiff bought or sold covered securities in reliance on defendants' alleged misrepresentations," Pl.'s Mem. at 6, Meyer's proposed class is better construed to exclude those asserting claims "in connection with the purchase or sale" of shares of the Funds. Accordingly the terms of SLUSA's preemption provision, even if broadly read, see Def.'s Mem. at 8, do not extend to Meyer's claims as construed by this Court.

[5] "Plaintiff brings this action as a class action . . . on behalf of all holders of the Putnam International Voyager Fund, Europe Growth Fund, International Growth Fund, and the Global Equity Fund between January 3, 2000 and September 16, 2003. *Meyer*, Compl. ¶ 66 (attached hereto as Exhibit 1).

[6] "Plaintiff brings this action as a class action . . . on behalf of all holders of Janus Mercury Fund and Janus High Yield Fund from April 1, 2002 through the present . . ." *Kaufman*, Compl. ¶ 35.

[7] "The Class consists of all shareholders in the Janus Family of Funds who owned such shares at any time from January 1, 2000 to the present and who were harmed by the defendants' actions as described herein." *Vann*, Compl. ¶ 14.

[8] "The Class consists of all shareholders in the Nations Family of funds who owned such shares at any time from January 1, 2001 through and including July 3, 2003." *McLain*, Compl. ¶ 17.

220 F.R.D. at 129 (emphasis added).

In addition, a fifth federal judge, Judge Eagan from the United States District Court for the Northern District of Oklahoma, examined certain allegations virtually identical to those asserted in the *Vann*, *McLain*, and *Kaufman* complaints and (after extensive analysis and discussion of case law) remanded the case to state court. *Grabow v. PricewaterhouseCoopers LLP*, 2004 WL 825997, *2 (N.D. Okla., Apr 5, 2004) (attached hereto as Exhibit 1). Judge Eagan carefully examined the putative class definition, which is notably similar to class definitions in the cases before this Court. *Compare Grabow*, 2004 WL 825997 at *2 (class defined as "all shareholders in the Janus Family of Funds who owned shares at any time from January 1, 2000, to the present and who were harmed or damaged by PWC's negligence as described herein") *with Vann*, Amended Compl. ¶ 14 ("The Class consists of all shareholders in the Janus Family of Funds who owned such shares at any time from January 1, 2000 to the present and who were harmed by the defendants' actions as described herein."); *McLain*, Amended Compl. ¶ 17 ("The Class consists of all shareholders in the Nations Family of funds who owned such shares at any time from January 1, 2001 through and including July 3, 2003."); and *Kaufman* Compl. ¶ 35 ("Plaintiff brings this action as a class action on behalf of all holders of Janus Mercury Fund and Janus High Yield Fund from April 1, 2002 through the present").

Judge Eagan also noted that the plaintiff in *Grabow* further defined the class in such terms as "'are or were shareholders of the respective Funds' and 'buy and hold investors'." 2004 WL 825997, *2. *Compare to Vann*, Amended Compl. ¶¶ 26, 36 ("They are designed for buy-and-hold investors such as plaintiffs"); *McLain*, Amended

Compl. ¶ 32, ("They are designed for buy-and-hold investors such as plaintiffs"); and *Kaufman*, Compl. ¶ 13 ("The losers were unsuspecting long-term mutual fund investors."). Based on these allegations, Judge Eagan found that "while plaintiff's definition of the putative class does not explicitly exclude investors who bought or sold covered securities during the time period relevant to the litigation, there is no allegation in the petition as to any fraud or loss arising in connection with the purchase or sale of a security." 2004 WL 825997, *2 (emphasis added).

Judges Reagan, Murphy, Herndon, Young and Eagan are not all wrong. These cases should be remanded.

B. Plaintiffs' Claims are not Predicated Upon Misrepresentations, Omissions, Manipulation, or Deception

Defendants claim, inaccurately and without any supporting citation, that Plaintiffs do not dispute "that the complaints are predicated on misrepresentations or omissions of material facts or the use of manipulative or deceptive devices or contrivances." Omnibus Resp. at 12. That is plainly a distortion of the Complaints. Misrepresentations, omissions, and manipulative devices are not an element of Plaintiffs' breach of fiduciary duty and unfair competition claims. *See Xpedior Creditor Trust v. Credit Suisse First Boston (USA) Inc.*, 2004 WL 435058, *4 (S.D.N.Y. March 9, 2004) ("SLUSA does not preempt claims 'which do not have as a necessary component 'misrepresentation[s], untrue statements, or omissions of material facts' made in connection with the purchase or sale of a security.") (attached hereto as Exhibit 2).

In the instant cases, the Complaints state clearly that "[t]he claims arise from the defendants' breaches of fiduciary duties in permitting the improper timing of trades in the Janus Family of Funds." *Vann*, Amended Compl. at ¶ 1; *McLain*, Amended Compl. at

¶ 1 (same); *Kaufman,* Compl. at ¶ 38 ("By engaging in the wrongdoing alleged herein, Defendants have breached and are continuing to breach their fiduciary duties"). Defendants' conduct was not improper because it was fraudulent; Defendants' conduct was improper because, as fiduciaries, Defendants "owed plaintiffs and other members of the Class the highest duties of good faith, fair dealing, candor, and loyalty, and the duty to act in the best interests of the shareholders of such Funds." *Vann*, Amended Compl. at ¶ 29.

Moreover, the harm alleged in these cases does not stem from the purchase or sale of a security by the Plaintiffs. Rather, it results from the fact that by permitting late trading and market timing, Defendants imposed long-term costs on its shareholders--not the purchaser or seller-- in the form of increased monthly maintenance fees, management fees, tax liability, and lower net returns because of portfolio diversity restrictions. *See, e.g., Vann*, Amended Compl. at ¶¶ 39-40; *McLain,* Amended Compl. at ¶ 45; *Kaufman,* Compl. at ¶¶ 19-21; *see also Grabow*, 2004 WL 825997, *2 ("[p]laintiff's claims, by their very nature, relate solely to injuries arising from the retention of securities, and not from the purchase or sale").

These are damages that are wholly distinct from those that would be available to purchasers or sellers under the Private Securities Litigation Reform Act of 1995, 15 U.S.C. § 77(a) *et seq.*, ("PSLRA"). Under the PSLRA, only actual damages are recoverable. *See* Securities Exchange Act of 1934 § 28(a), 15 U.S.C. § 78bb(a) (1994); *Affiliated Ute Citizens v. United States*, 406 U.S. 128, 155 (1972) ("[T]he correct measures of damages under section 28 of the [Securities Exchange] Act ... is the difference between the fair value of all that the ... seller received and the fair value of

what he would have received had there been no fraudulent conduct.") (citation omitted). Finally, while exemplary damages are available under state law, they are not available under federal securities law. *Nunes v. Merrill Lynch, Pierce, Fenner & Smith, Inc.*, 609 F. Supp. 1055, 1059 (D. Md. 1985) ("Punitive damages are not recoverable on the federal securities claims.").

It is nonsensical to argue that the Defendants' transactions with third parties (such as the Canary entities) provide an adequate nexus to implicate the "in connection with" requirement of SLUSA. Omnibus Resp. at 23-24. This argument was soundly rejected in both *Meyer* and *Grabow*. *See Grabow*, 2004 WL 825997, at *2 ("[D]efendant cites no authority in support of this proposition, and there is authority to the contrary.") (citing *Meyer*, 2004 WL 1999833, *3); *see also Magyery v. Transamerica Financial Advisors, Inc.*, 2004 WL 926941, *7-8 (N.D. Ind., Apr 16, 2004) (rejecting defendants' SLUSA arguments and finding that buying and selling of stock in investors' accounts to third parties without investors' knowledge was not in connection with the purchase or sale and was properly pled as common law breach of fiduciary). (attached hereto as Exhibit 3). The *Grabow* court explained:

> It is too much of a stretch to say that the "in connection with" requirement is met because someone other than the plaintiff purchased or sold a security. It is the injured party's decision to purchase or sell securities in reliance upon a misrepresentation or omission--not the purchase or sale by a disinterested third party--which gives rise to a SLUSA preemption.

2004 WL 825997 at * 2; *see also Blue Chip Stamps v. Manor Drug Stores,* 421 U.S. 723, 754-55 (1975) (plaintiff must be purchaser or seller as defined by the 1934 Act).

Defendants' reliance on *S.E.C. v. Zandford,* 535 U.S. 813 (2002) is misplaced. Omnibus Resp. at 23-24. SLUSA was enacted to prevent plaintiffs from bringing state

law claims that fit within its narrow preemptive scope--not to transform every state law claim against a mutual fund into a federal securities claim. *Id.* at 825 n. 4 ("[O]ur analysis does not transform every breach of fiduciary duty into a federal securities violation.") (internal citation omitted). "Indeed, a plaintiff may intentionally frame the complaint in a manner that alleges injury resulting only from the holding of securities, and not from the purchase or sale of securities, and by doing so, shield his or her claims from the Uniform Standards Act's removal provisions." *Shaev v. Claflin*, 2001 WL 548567, *5 (N.D. Cal. May 17, 2001) (citations omitted). *Accord, MDCM Holdings, Inc. v. Credit Suisse First Boston Corp.*, 216 F. Supp. 2d 251, 257 n.12 (S.D.N.Y. 2002) ("[B]ecause the determination of whether SLUSA applies may only be made by reference to what a party has alleged, and not what it could have alleged, courts should be wary of a defendant's attempts to recast the plaintiff's complaint as a securities lawsuit in order to have it preempted by SLUSA.") (emphasis in original). Regardless of the applicability of the well-pleaded complaint rule, under SLUSA, "'the critical question is whether [the complaint] can reasonably be read as alleging a sale or purchase of a covered security made in reliance on the allegedly faulty information'"--not whether the Defendant can add facts and allegations that are neither expressed nor implied in the complaint to implicate SLUSA. *McPhatter v. Sweitzer*, 2003 WL 22113455, *3 (M.D.N.C. Sept. 8, 2003) (unpublished op.) (quoting *Green v. Ameritrade, Inc.*, 279 F.3d 590, 596 (8th Cir. 2002) (attached hereto as Exhibit 4).[9]

[9] In *Green*, the plaintiff's original complaint expressly alleged that plaintiffs relied on defendants' misrepresentations when purchasing stock. 279 F.3d at 594. Following dismissal, the plaintiff repled the complaint, but omitted any reference to fraud or misrepresentation. The court held that SLUSA no longer applied and thus rejected the defendants' argument that case was clearly artfully pled simply to escape SLUSA preemption. The court noted, "Green's initial complaint alleged purchases and sales by potential class members in reliance upon the real-time option quotes," but the amended complaint had no claim of reliance. *Id.* at 598. Further, and consistent with *Xpeditor*, the court stated that "Green may even plead

Plaintiffs' claims are not dependent upon misrepresentations, omissions, manipulation, or deception. Plaintiffs' state law claims are not preempted by SLUSA.

C. The Class is not Defective Merely Because Some Class Members May Have Purchased or Sold During the Class Period

Defendants misstate the law when they contend that "the burden is on the plaintiff to affirmatively allege that he or she did not purchase or sell shares during the period of alleged misconduct." Omnibus Resp. at 14. That statement is simply wrong.

1. Defendants Do Not Allege that the Class Members Purchased or Sold Because of Misrepresentations, Omissions, Manipulation or Deception

Defendants cite to *Riley v. Merrill Lynch, Pierce, Fenner & Smith, Inc.*, 292 F.3d 1334, 1345 (11th Cir. 2002), *Hardy v. Merrill Lynch, Pierce, Fenner & Smith, Inc.*, 189 F. Supp. 2d 14, 18 (S.D.N.Y. 2001), and *Cape Ann Investors LLC v. Lepone*, 296 F. Supp. 2d 4, 11 (D. Mass. 2003) for the proposition that the plaintiff classes must explicitly exclude persons who bought or sold during the class period. Defendants fail to mention, however, that the courts in each of those cases found a nexus between the purchase and sale and the misrepresentation as a predicate to a finding of SLUSA preemption. *See Riley*, 292 F.3d at 1345 (remanding where complaint alleged that the defendant "made material Misrepresentations and Omissions [that] induced the Plaintiffs and other Class members to purchase and retain shares . . . during the Class Period" because such "language clearly alleges that Merrill Lynch's conduct caused [the class members] to purchase covered securities and [ ] retain them.") (emphasis added); *Cape Ann Investors,*, 296 F. Supp. 2d at 11 (remanding because plaintiff sought "damages from

---

such a claim and escape SLUSA preemption, so long as his state-law claim does not require him to prove there was a sale or purchase of a covered security in reliance on the misrepresentation." 279 F.3d at 599 (citing *Abada v. Charles Schwab & Co.*, 127 F. Supp. 2d 1101, 1103 (S.D. Cal. 2000)).

purchases of stock based on [defendant's] false statements".) (emphasis added); *Hardy*, 189 F.Supp.2d at 18 ("[S]ome portion of the class purchased stock in reliance on the alleged misstatement, i.e. in connection with the purchase or sale of a security, and thus must have their claims removed and dismissed under SLUSA.") (emphasis added).

In the preemption analysis, it does not matter if the Plaintiffs purchased or sold during the class period; what matters is whether or not the plaintiff purchased or sold because of the defendants' misrepresentations. As noted in another case cited by the Defendants, "SLUSA does not bar a state law claim where the plaintiff does not allege that Defendant's misrepresentations caused them to buy or sell a stock." *Feitelberg v. Credit Suisse First Boston LLC*, 2003 WL 22434098, *2 (N.D. Cal. Oct 24, 2003) (citations omitted).

There are no allegations in the Complaints that the Plaintiffs purchased or sold during the class period in reliance on or because of Defendants' misrepresentations, omissions, manipulation or deception. The references in the Complaints to prospectus language only illustrate that the Defendants *knew* their conduct was inherently wrong and that such conduct clearly constituted a breach of fiduciary duty and an unfair business practice. *See Vann*, Amended Compl. at 46; *McLain*, Amended Compl. at ¶ 50; *Kaufman*, Compl. at ¶¶ 19-21; *see also Grabow*, 2004 WL 825997, * 2 ("Plaintiff in this matter has not alleged that the Funds misrepresented anything in the prospectus; she has simply alleged that the Funds acted in contravention of the statements made in the prospectus, and defendant PWC failed to make that known to the shareholders."). Indeed, Defendants did not even owe a fiduciary duty to the Plaintiffs until after they purchased their mutual fund shares.

2. Defendants Have the Burden to Prove that this Court has Jurisdiction

The burden does not lie with the plaintiff to "allege that he or she did not purchase or sell shares during the period of alleged misconduct." Omnibus Resp. at 14. It is black-letter law that "the defendant, as the party asserting federal jurisdiction, bears the burden of establishing that the case is properly in federal court." *Law v. International Union of Operating Engineers Local No. 37*, 178 F. Supp. 2d 534, 536 (D. Md. 2002) (Davis, J.) (citing *McNutt v. General Motors Acceptance Corp.*, 298 U.S. 178 (1936)). "The Fourth Circuit has consistently held that removal jurisdiction should be strictly construed because of the significant federalism concerns that it raises." *Hannibal v. Federal Express Corp.*, 266 F. Supp. 2d 466, 469 (E.D. Va. 2003) (citing *Mulcahey v. Columbia Organic Chemicals Co., Inc.*, 29 F.3d 148, 151 (4th Cir. 1994)).

SLUSA is no exception to this rule. *See McPhatter*, 2003 WL 22113455, at *3 (under SLUSA, "the removing party has the burden of establishing the existence of federal subject matter jurisdiction.") (citing *Mulcahey*, 29 F.3d at 151); *Grabow*, 2004 WL 825997, *2 (under SLUSA, "the removing defendant bears the burden of establishing federal court jurisdiction at the time of removal") (citations omitted); *Gray v. Seaboard Securities, Inc.*, 241 F. Supp. 2d 213, 216 (N.D.N.Y. 2003) (same). Defendants cannot unilaterally shift the burden of proof to the plaintiffs.

D. These Cases Do Not Require the Interpretation of Federal Law Nor Do They Involve a Substantial Federal Question.

Resolution of Plaintiffs' state law claims does not depend upon the construction of a federal law or the resolution of a substantial federal question. There is thus no federal question jurisdiction over these actions. If "federal law does not create appellee's

cause of action and [if] vindication of its rights under state law does not turn[ ] on some construction of federal law, general federal-question jurisdiction under section 1331 will not lie." *Columbia Gas Transmission Corp. v. Drain*, 191 F.3d 552, 558-59 (4th Cir. 1999) (internal quotations omitted) (citing *Merrell Dow Pharmaceuticals Inc. v. Thompson*, 478 U.S. 804, 813 (1986)).

In support of their claim of "federal ingredient jurisdiction," Defendants argue that federal law determines the time for calculating the funds' net asset value ("NAV"), the manner of calculating the funds' NAV, and the adequacy of disclosures concerning the NAV in the prospectus. Omnibus Resp. at 28-29. In the instant cases, however, Plaintiffs' Complaints are devoid of any allegations which call any of these issues into question. Rather, Plaintiffs allege that, regardless of the rules in place, permitting market timing and/or late trading was a breach of the fiduciary duties owed shareholders and an unfair business practice. Indeed, even without rules proscribing market timing or late trading, Defendants would still have breached their fiduciary duties and/or acted in contravention to Cal. Bus. Prof. § 17200 by allowing third parties to pillage the funds at the expense of the other shareholders.

The *Meyer* court, and twelve other courts[10], interpreting identical facts and claims, held that the element of "federal ingredient" jurisdiction is simply not present. As explained in *Meyer*:

> First, and most significantly, the Defendants do not allege that the federal schemes governing the pricing of mutual funds and the actions of investment advisors create a federal cause of action. . . . Second, the Defendants have not established that Meyer's claims fall within the discrete type of case where federal subject matter jurisdiction will lie notwithstanding the absence of a federal cause of

[10] *Supra*, note 3.

> action. Although the Defendants' federally created duties may be implicated, their breach does not give rise to a federal cause of action, but merely establishes an element of the state tort. As stated by the Supreme Court: Given the significance of the assumed congressional determination to preclude federal private remedies, the presence of the federal issue as an element of the state tort is not the kind of adjudication for which jurisdiction would serve congressional purposes and the federal system.

220 F.R.D. at 129 (internal quotations omitted).

Here, Plaintiffs' Complaints do not challenge the propriety of the NAV calculations of the funds at issue. Rather, Plaintiffs allege that the market timing and/or late trading, which Defendants admittedly allowed, caused a diminution in value of the Plaintiffs mutual fund shares. No federal question jurisdiction exists here.

CONCLUSION

Defendants have not met their burden to demonstrate that removal was proper. The Plaintiffs have properly pled distinctly state law claims that are not preempted by SLUSA and do not give rise to federal question jurisdiction. Plaintiffs are entitled to have their claims heard in state court and respectfully request that this Court remand such cases forthwith.

Dated this 7th day of May, 2004.

Julie M. Williamson
HOFFMAN REILLY POZNER &
WILLIAMSON LLP
Julie M. Williamson
Barbara Z. Blumenthal
511 – 16th Street, Suite 700
Denver, CO 80202
Tel: (303) 893-6100
Fax: (303) 893-6110

and

HILLYARD, WAHLBERG, KUDLA &
SLOANE, LLP
Neil Hillyard
Daniel A. Sloane
5445 DTC Parkway
Englewood, CO 80111
Tel: (303) 571-5302
Fax: (303) 571-1806

Counsel for Plaintiffs and the Proposed Class in the Vann and McLain cases

/s/

KAPLAN FOX & KILSHEIMER LLP
Frederic S. Fox
Joel B. Strauss
Christine M. Fox
805 Third Avenue, 22nd Floor
New York, NY 10022
Tel: (212) 687-1980
Fax: (212) 687-7714

Kaplan Fox & Kilsheimer LLP
Laurence D. King
555 Montgomery Street, Suite 1501
San Francisco, CA 94111
Tel: (415) 772-4700
Fax: (415) 772-4707

PETER FISCHBEIN
Heights Plaza – 5th Floor
777 Terrace Avenue
Hasbrouck Heights, NJ 07604

Counsel for Plaintiff and the Proposed Class in the Kaufman case

/s/

LAW OFFICE OF BRIAN BARRY
Brian Barry
1801 Avenue of the Stars, Suite 307
Los Angeles, CA 90067
Tel: (310) 788-0831
Fax: (310) 788-0841

Counsel for Plaintiff Sayegh, Suing on Behalf of Himself and the General Public

Exhibit 1

Only the Westlaw citation is currently available.

United States District Court,
N.D. Oklahoma.

Michelle GRABOW, on behalf of herself and others similarly situated, Plaintiff,
v.
PRICEWATERHOUSECOOPERS LLP, a Delaware limited liability partnership,
Defendant.

No. 04-CV-0046-EA (M).

April 5, 2004.

Background: Investors brought state court putative securities fraud class action against auditor, claiming that misrepresentations in financial statements caused them to retain corporation's shares, to their detriment. Auditor removed and shareholders moved for remand.

Holding: The District Court, Eagan, J., held that provision of Private Securities Litigation Reform Act (SLUSA), barring state court securities fraud class actions when purchase or sale of securities was involved, did not bar class action when claimants retained shares.

Case remanded.

[1] Securities Regulation 278

349Bk278 Most Cited Cases

Securities Litigation Uniform Standards Act (SLUSA) does not preempt a state law claim when the plaintiff does not allege that defendant's misrepresentations caused him or her to buy or sell a security. 15 U.S.C.A. § § 77p(b),(c), 78bb(f)(1),(2).

[1] States 18.77
360k18.77 Most Cited Cases

Securities Litigation Uniform Standards Act (SLUSA) does not preempt a state law claim when the plaintiff does not allege that defendant's misrepresentations caused him or her to buy or sell a security. 15 U.S.C.A. § § 77p(b),(c), 78bb(f)(1),(2).

[2] Removal of Cases 19(5)
334k19(5) Most Cited Cases

Putative state court securities fraud class action against auditor, based on claim that shareholders retained their shares in corporation in reliance upon auditor's financial information misrepresentation, could not be removed based on Private Securities Litigation Reform Act (SLUSA) prohibition of state court securities fraud class actions involving purchase or sale of securities. 15 U.S.C.A. § § 77p(b),(c), 78bb(f)(1),(2); 28 U.S.C.A. § 1447.

[3] Removal of Cases 19(5)
334k19(5) Most Cited Cases

Putative state court class securities fraud action against auditor, based on claim that shareholders retained their shares in corporation based upon auditor's financial information misrepresentation, could not be removed based on Private Securities Litigation Reform Act (SLUSA) prohibition of state court securities fraud class actions involving purchase or sale of securities, despite claim that basis of suit was failure of auditor to warn that market timing, late trades by certain investors, were being allowed; there was no authority allowing for application of SLUSA restriction based upon securities transactions of parties other than claimants. 15 U.S.C.A. § § 77p(b),(c), 78bb(f)(1),(2); 28 U.S.C.A. § 1447.

Ray Thompson Hillis, David James Schaffer, Titus Hillis & Reynolds PC, Tulsa, for Michelle Grabow, on behalf of herself and others similarly situated, plaintiff.

Jack LeDrew Neville, Jr, Hartzog Conger Cason & Neville, Russell A Cook, Hartzog Conger Cason & Neville, Oklahoma City, Michael R Young, John R Oller, Scott S Rose, Willkie Farr & Gallagher, New York, NY, for Pricewaterhousecoopers, LLP, a Delaware limited liability partnership, defendant.

ORDER

EAGAN, District J.

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*1 This removed action comes before the Court pursuant to plaintiff's Motion to Remand (Dkt.# 5) filed January 28, 2004. As set forth in the Class Action Petition filed in state court, plaintiff Michelle Grabow, on behalf of certain investors and shareholders in the Janus Family of Funds ("Funds"), brought this action against PricewaterhouseCoopers LLP ("PWC"), a certified public accounting firm. The claims arise from PWC's alleged professional negligence in connection with its audits of the Funds. In particular, plaintiff alleges that defendant failed to discover and report that the Funds were permitting late trades by certain investors, *i.e.*, "market timers," and failed to take appropriate action to discourage, prevent, or stop market timing. Plaintiff asserts three state common law claims: negligence, negligent misrepresentation, and aiding and abetting a breach of fiduciary duty. Defendant removed to federal court on the basis of federal question jurisdiction. Specifically, defendant asserts that this action is removable pursuant to the Securities Litigation Uniform Standards Act ("SLUSA"), 15 U.S.C. § § 77p(b), (c), 78bb(f)(1), (2).

I.

The removal statutes require a case to be remanded to state court if at any time before final judgment it appears the court lacks subject matter jurisdiction. 28 U.S.C. § 1447(c). Federal courts are courts of limited jurisdiction. The party seeking to invoke the jurisdiction of the federal courts has the burden of proving the existence of jurisdiction, and the burden of proof in removal cases is on the defendant. *See McNutt v. General Motors Acceptance Corp. of Indiana,* 298 U.S. 178, 189, 56 S.Ct. 780, 80 L.Ed. 1135 (1936); *see also Wilson v. Republic Iron & Steel Co.,* 257 U.S. 92, 97, 42 S.Ct. 35, 66 L.Ed. 144 (1921). The removing defendant bears the burden of establishing federal court jurisdiction at the time of removal, and not by supplemental submission. *Laughlin v. Kmart Corp.,* 50 F.3d 871, 873 (10th Cir.1995); *see Herber v. Wal-Mart Stores,* 886 F.Supp. 19, 20 (D.Wyo.1995) (holding that the jurisdictional allegation is determined as of the time of the filing of the notice of removal).

The two portions of the SLUSA cited by defendant in support of its Notice of Removal provide:

(b) Class action limitations

No covered class action based upon the statutory or common law of any State or subdivision thereof may be maintained in any State or Federal court by any private party alleging--

(1) an untrue statement or omission of a material fact in connection with the purchase or sale of a covered security; or

(2) that the defendant used or employed any manipulative or deceptive device or contrivance in connection with the purchase or sale of a covered security.

(c) Removal of covered class actions

Any covered class action brought in any State court involving a covered security, as set forth in subsection (b), shall be removable to the Federal district court for the district in which the action is pending, and shall be subject to subsection (b).

*2 28 U.S.C. § § 77p(b), (c).

(f) Limitations on remedies

(1) Class action limitations

No covered class action based upon the statutory or common law of any State or subdivision thereof may be maintained in any State or Federal court by any private party alleging--

(A) a misrepresentation or omission of a material fact in connection with the purchase or sale of a covered security; or

(B) that the defendant used or employed any manipulative or deceptive device or contrivance in connection with the purchase or sale of a covered security.

(2) Removal of covered class actions

Any covered class action brought in any State court involving a covered security, as set forth in paragraph (1), shall be removable to the Federal district court for the district in which the action is pending, and shall be subject to paragraph (1).

28 U.S.C. § 78bb(1),(2). For purposes of this motion, there is no dispute that this is a "covered class action," that the petition is based on state law claims, or that it involves allegations as to "covered" securities. The issue is whether the allegations involve misrepresentations "in connection with the purchase or sale" of a covered security.

[1] Since SLUSA does not define the term "in connection with the purchase or sale" of a covered security, courts interpreting the term in SLUSA have consistently relied upon decisions interpreting the same term in section 10(b) of the Securities Exchange Act of 1934 (15 U.S.C. § 78j) and Securities Exchange Commission Rule 10b-5 (17 C.F.R. § 240.10b-5). *See, e.g., Behlen v. Merrill Lynch,* 311 F.3d 1087, 1093 (11th Cir.2002). Where no purchase or sale of a security has been transacted by the claimant who seeks damages under section 10(b) or Rule 10b-5, the "in connection with" requirement is not met. *Blue Chip Stamps v. Manor Drug Stores,* 421 U.S. 723, 749, 95 S.Ct. 1917, 44

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L.Ed.2d 539 (1975). Hence, SLUSA does not preempt a state law claim where the plaintiff does not allege that defendant's misrepresentations caused him or her to buy or sell a security. *See, e.g., Meyer v. Putnam Int'l Voyager Fund,* No. CIV.A. 03-12214-WGY, 220 F.R.D. 127, 2004 WL 199833 (D.Mass. Jan.27, 2004); *Dacey v. Morgan Stanley Dean Witter & Co.* ., 263 F.Supp.2d 706, 711 (S.D.N.Y.2003); *Shaev v. Claflin,* No. C 01-0009 MJJ, 2001 WL 548567 (N.D.Cal. May 17, 2001); *Gordon v. Buntrock,* No. 00 CV 303, 2000 WL 556763 (N.D.Ill. April 28, 2000). "SLUSA does not apply to claims dealing *solely* with the retention of securities, rather than with purchase or sale." *Riley v. Merrill Lynch, Pierce, Fenner & Smith, Inc.,* 292 F.3d 1334, 1345 (11th Cir.2002) (emphasis in original).

II.

[2] Plaintiff's claims, by their very nature, relate solely to injuries arising from the retention of securities, and not from the purchase or sale. There is no allegation that PWC's audits caused plaintiff to buy or sell her shares; the sole allegation is that plaintiff continued to hold her shares based upon PWC's misrepresentations or omissions as to the market timing permitted by The Funds. Plaintiff defined the putative class as "all shareholders in the Janus Family of Funds who owned shares at any time from January 1, 2000, to the present and who were harmed or damaged by PWC's negligence as described herein." Class Action Petition, ¶ 9 (Notice of Removal, Dkt. # 1, Ex. A). [FN1] Other paragraphs in the petition reference the class as those who "are or were shareholders of the respective Funds" (¶ 14) and "buy and hold investors" (¶¶ 20, 28). Another paragraph references the alleged injury as "long term shareholder losses" (¶ 43). The petition makes it clear that the alleged losses are losses to the Funds realized by those shareholders who held their securities based upon the alleged misrepresentations or omissions, not those shareholders who bought and sold as a result of PWC's actions. Thus, while plaintiff's definition of the putative class does not explicitly exclude investors who bought or sold covered securities during the time period relevant to the litigation, *e.g., Gutierrez v. Deloitte & Touche, L.L.P.,* 147 F.Supp.2d 584, 593 (W.D.Tex.2001), there is no allegation in the petition as to any fraud or loss arising in connection with the purchase or sale of a security.

Defendant argues that the petition's reference to certain statements in the Funds' prospectuses and other public documents is sufficient to bring the plaintiff's allegations within SLUSA's ambit. In particular, defendant directs the Court's attention to paragraph 31 of the petition which references a policy statement in the Funds' prospectuses as an example of the Funds' repeated assurances to investors that market timing would not be tolerated. Paragraph 31 also alleges that "PWC owed a duty to the investors of the shares of the mutual funds to test for and detect any of this excessive trading or market timing as per the dictates of the prospectuses and other public documents filed by the mutual fund and signed off on by PWC." Class Action Petition, ¶ 31 (Notice of Removal, Dkt. # 1, Ex. A). Defendant further argues that paragraphs 53, 54, 57, and 58 of the petition incorporate the allegations of paragraph 31.

Defendant's argument might succeed if plaintiffs had sued the Funds based upon the policy statement provided by the Funds in the prospectus. It fails because plaintiffs have sued PWC not based on the prospectus, but based on information that PWC provided, or failed to provide, as a result of its audits. Thus, defendant's reliance upon *Professional Management Ass'n, Inc. Employees' Profit Sharing Plan v. KPMG LLP,* 335 F.3d 800 (8th Cir.2003) (hereinafter referenced as "*PMA* "), and *Zoran v. Genesis Energy, L.P.,* 195 F.Supp.2d 598 (D.Del.2002), is misplaced. The *PMA* case involved state law claims of negligence, negligent misrepresentation and aiding and abetting breach of fiduciary duty in connection with an outside auditor's audits of Green Tree Financial corporation. The *PMA* court wrote that "SLUSA governs when a complaint 'can reasonably be read as alleging a ... purchase of a covered security made in reliance on the allegedly faulty information provided [to the plaintiff] and to putative class members by [the defendant]." ' 335 F.3d at 803. The *PMA* complaint alleged: "As a direct result of Green Tree's false and misleading financial statement, and KPMG's false reports thereon, [PMA] and class members ...*bought* and retained their Green Tree shares, and did not sell their shares, in the belief that said shares were properly valued in the market ...." *Id.* at 802 (emphasis added). Thus, the complaint could "reasonably be read" to require SLUSA preemption. The petition in this matter contains no reference to class members who bought securities.

Similarly, the *Zoren* case involved allegations of fraud, misrepresentation and deception in public offerings relied upon by the investor plaintiffs. 195 F.Supp.2d at 603-04. Public offerings, by their very nature, involve the purchase of securities. Plaintiff in this matter has not alleged that the Funds

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misrepresented anything in the prospectus; she has simply alleged that the Funds acted in contravention of the statements made in the prospectus, and defendant PWC failed to make that known to the shareholders. In other words, plaintiff's damages are not based upon any prospectus statement made by the Funds; they are based on defendant's failure to discover and report the market timing permitted by the Funds in contravention of the statements in the prospectus and other documents.

In a related argument, defendant contends that the plaintiff's broad definition of the class necessarily includes shareholders who bought or sold shares after January 1, 2000. Yet, as the court in *Shaev* recognized, the fact that some shareholders may have purchased securities in the Funds after the class definition date does not link the alleged misleading conduct with the purchases. 2001 WL 548567 at *6. There is no allegation that purchasers bought their securities based upon any representations or omissions made by PWC. This is not a "mixed" claim involving purchasers or sellers as well as holders of securities. *See Riley*, 292 F.3d at 1345; *Cape Ann Investors LLC v. Lepone*, No. CIV. 00-11531-RGS, 2003 WL 22946491 (D.Mass. Dec.15, 2003); *Hardy v. Merrill Lynch, Pierce, Fenner & Smith, Inc.*, 189 F.Supp.2d 14, 19 (S.D.N.Y.2001).

[3] Finally, defendant argues that, since the allegations involve purchases and sales by market timers, the "in connection with" requirement of SLUSA is met by the third party purchases. However, defendant cites no authority in support of this proposition, and there is authority to the contrary. *See Meyer*, 2004 WL at 3. It is too much of a stretch to say that the "in connection with" requirement is met because someone other than the plaintiff purchased or sold a security. It is the injured party's decision to purchase or sell securities in reliance upon a misrepresentation or omission--not the purchase or sale by a disinterested third party--which gives rise to a SLUSA preemption.

*3 Several cases point out that Congress passed SLUSA in order to close a loophole in the 1995 Private Securities Litigation Reform Act ("PSLRA"). *E.g., Spielman v. Merrill Lynch, Pierce, Fenner & Smith, Inc.*, 332 F.3d 116, 123 (2d Cir.2003). The loophole allowed plaintiffs to circumvent the PSLRA's more stringent procedural and substantive requirements for private securities actions in federal courts by alleging state law causes of action in state courts. *Id.* However, as at least one court has recognized, Congress was aware of the Supreme Court's interpretation of § 10(b) of the 1934 Act; nevertheless, Congress did not expand the scope of actions covered by SLUSA to holders of securities in addition to sellers and purchasers. *See Gordon*, 2000 WL 556763, at *4. Although this Court recognizes that SLUSA is to be broadly applied, *e.g., Zoren*, 195 F.Supp.2d at 603, its language cannot be stretched to encompass the interpretation urged by defendant. The Court does not read the petition to include any allegation of harm caused by misrepresentations or omission in connection with the purchase or sale of a covered security.

III.

Accordingly, the Motion to Remand (Dkt.# 5) is GRANTED. The Court hereby orders the Court Clerk to remand this case to the District Court in and for Tulsa County.

FN1. Although plaintiff amended her petition after removal to specifically exclude claims relating to the purchase or sale of securities (*see* Dkt. # 2, ¶¶ 1, 9), the Court must determine subject matter jurisdiction at the time of removal. *See, e.g., Laughlin*, 50 F.3d at 873; *Pfeiffer v. Hartford Fire Ins. Co.*, 929 F.2d 1484, 1488 (10th Cir.1991).

2004 WL 825997, 2004 WL 825997 (N.D.Okla.)

END OF DOCUMENT

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Exhibit 2

United States District Court,
S.D. New York.

XPEDIOR CREDITOR TRUST, on behalf of itself and others similarly situated,
Plaintiff,
v.
CREDIT SUISSE FIRST BOSTON (USA) INC., as successor-in-interest to Donaldson, Lufkin & Jenrette Securities Corporation, Defendant.

No. 02 Civ.9149(SAS).

March 9, 2004.

Steven J. Toll, Cohen, Milstein, Hausfeld & Toll, P.L.L.C., Washington, D.C., for Plaintiff.

H. Laddie Montague, Jr., Lawrence J. Lederer, Charles Goodwin, Jennifer E. MacNaughton-Wong, Berger & Montague, P.C., Philadelphia, Pennsylvania, for Plaintiff.

Linda P. Nussbaum, Cohen, Milstein, Hausfeld & Toll, P.L.L.C., New York, New York, for Plaintiff.

Peter K. Vigeland, Wilmer, Cutler & Pickering, New York, New York, for Defendant.

Sam J. Salario, Jr., Carlton Fields, Tampa, Florida, for Defendant.

OPINION AND ORDER

SCHEINDLIN, J.

***1** The Securities Litigation Uniform Standards Act of 1998 ("SLUSA") [FN1] preempts certain class actions that allege misrepresentations, omissions, or other fraudulent schemes in connection with the purchase or sale of covered securities. Under SLUSA, regardless of the words used by a plaintiff in framing her allegations and regardless of the labels she pastes on each cause of action, a court must determine whether fraud is a *necessary component* of the claim. Under this test, a complaint is preempted under SLUSA when it asserts (1) an explicit claim of fraud or misrepresentation (*e.g.*, common law fraud, negligent misrepresentations, or fraudulent inducement), or (2) other garden-variety state law claims that "sound in fraud." Defendants move to dismiss the instant complaint based on SLUSA preemption. Because neither misrepresentations nor a scheme to defraud are a necessary component of plaintiff's claims, the preemption motion is denied.

FN1. Pub.L. No. 105-553, 112 Stat. 3227 (codified at 15 U.S.C. § § 77p, 78bb(f)).

The Xpedior Creditor Trust [FN2] is suing Credit Suisse First Boston (USA), Inc. ("CSFB"), as successor-in-interest to Donaldson, Lufkin & Jenrette Securities Corp. ("DLJ"), [FN3] on behalf of companies that issued securities in initial public offerings ("IPOs") underwritten by DLJ. The kernel of Xpedior's suit is that DLJ capitalized on the underpricing of the IPO and thereby violated the express and implied terms of the parties' underwriting agreement, including DLJ's duty of good faith and fair dealing and its duty as Xpedior's fiduciary. Xpedior also claims that DLJ was unjustly enriched.

FN2. On April 20, 2002, Xpedior, Inc. and certain of its subsidiaries filed voluntary bankruptcy petitions under Chapter 11 of the United States Code in the United States Bankruptcy Court for the Northern District of Illinois. On March 27, 2002, the Bankruptcy Court confirmed Xpedior's Plan of Liquidation, pursuant to which Xpedior and its subsidiaries transferred all of their assets, including all causes of action asserted in this case, to the Xpedior Creditor Trust. *See* Complaint ("Compl.") ¶ 7. Accordingly, throughout this Opinion, I use the term "Xpedior" to refer to both Xpedior, Inc. and the Xpedior Creditor Trust.

FN3. CSFB and DLJ merged in 2000. *See id.* ¶ 9.

CSFB now moves to dismiss the Complaint, arguing that Xpedior's claims are preempted by SLUSA, and otherwise fail as a matter of law. For the reasons that follow, with one exception, CSFB's motion is denied.

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I. BACKGROUND [FN4]

FN4. Xpedior's complaint is styled as a class action, but there is no need here to summarize the allegations regarding suitability for class certification.

Although the two cases are not related, the allegations in this case closely mirror those in *MDCM Holdings, Inc. v. Credit Suisse First Boston Corp.,* [FN5] familiarity with which is assumed. In brief, Xpedior, in an effort to raise new capital, decided to go public in 1999. DLJ agreed to underwrite the offering.

FN5. 216 F.Supp.2d 251 (S.D.N.Y.2002).

Pursuant to an underwriting agreement dated December 16, 1999, Xpedior sold 8,535,000 shares of its common stock to DLJ and other members of the underwriting syndicate for $17.67 per share. [FN6] DLJ and the other syndicate members also exercised an option to acquire an additional 1,280,250 shares at the same price. [FN7] DLJ, in turn, sold these shares to the public at $19.00 per share - an "underwriting spread" of 7% - netting DLJ a total of $13,054,282.00 in underwriting commission. [FN8] Xpedior raised approximately $173.4 million in the IPO. [FN9] Xpedior's stock was registered with the Securities Exchange Commission and, starting on the day of the IPO, commenced trading on the NASDAQ National Market under the ticker symbol "XPDR." [FN10]

FN6. *See* Compl. ¶ 25.

FN7. *See id.*

FN8. *See id.*

FN9. *See id.*

FN10. *See id.*

At the end of its first day of trading, Xpedior stock closed at $26.00 per share, or approximately 37% above the original $19.00 per share offering price. [FN11] Xpedior's IPO was thus typical of other IPOs underwritten by DLJ at this time. For example, the DLJ-underwritten IPOs in MarketWatch.com, Akamai Technologies, and Free Markets experienced a more than 450% increase in price on their first day of trading. [FN12] "Indeed, data published by Professor Jay Ritter of the University of Florida notes that the 10 biggest first-day IPO percentage increases in history all took place within the Class Period herein." [FN13] Of the ten IPOs cited, DLJ participated as lead underwriter in three, and as a syndicate member in one other. [FN14]

FN11. *See id.* ¶ 26.

FN12. *See id.* ¶ 27.

FN13. *See id.* ¶ 28.

FN14. *See id.*

*2 Xpedior complains that DLJ used the "irrational exuberance" of the late '90s tech market to enrich itself by requiring customers who sought to purchase IPO shares to pay it the offering price plus, directly or indirectly, a share of profits that the customers realized. [FN15] "These payments frequently took the form of direct sharing in their clients' profits who quickly sold (or 'flipped') the particular IPO stock at issue to other investors in the aftermarket; increased or excessive trading commissions paid by the favored clients in connection with the IPO stock and/or on other securities transactions; commitments for future IPO and/or other new securities trading business; and other similar arrangements to benefit DLJ." [FN16] In addition, Xpedior alleges that DLJ took advantage of the "underpricing environment" in which the IPO took place by implementing allocation and compensation practices that relied on a precipitous increase in the value of the IPO shares once issued to the public. [FN17] Xpedior asserts four claims arising from this conduct.

FN15. *See id.* ¶ 1.

FN16. *Id.* ¶ 29.

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FN17. *Id.* ¶ 30.

Count I of the Complaint alleges that DLJ breached the explicit terms of the underwriting agreement in three ways. *First,* DLJ did not sell the IPO shares to the public as the contract requires, but instead directed shares to favored customers. [FN18] *Second,* DLJ did not sell the IPO shares for the price provided in the prospectus, but instead required purchasers to pay a higher price. [FN19] *Third,* DLJ, by virtue of its allocation and profit-sharing practices, was over-compensated for its underwriting services in violation of the fixed "underwriting spread" provided in the agreement. [FN20]

FN18. *See id.* ¶ 39.

FN19. *See id.* ¶¶ 36-38.

FN20. *See id.* ¶¶ 37-40.

Count II alleges that DLJ violated implied covenants of good faith and faith dealing that accompanied its performance of the underwriting agreement. [FN21] DLJ allegedly violated these covenants by taking advantage of the underpriced IPO shares so that it could allocate those shares to favored clients and receive additional compensation in return. [FN22] As a result, Xpedior received deficient and overpriced underwriting services and was unable to maximize its profits from the IPO. [FN23]

FN21. *See id.* ¶¶ 46-50.

FN22. *See id.* ¶¶ 47-49.

FN23. *See id.* ¶¶ 49-50.

Count III alleges that DLJ owed fiduciary duties of loyalty, due care and fair dealing to Xpedior. [FN24] These duties arose because DLJ was the underwriter for the IPO and had superior knowledge and expertise, was in receipt of confidential information, and acted as an agent and advisor to the issuer. [FN25] According to the Complaint, DLJ violated these duties by allocating shares to favored customers and sharing in the profits made by those customers. [FN26]

FN24. *See id.* ¶¶ 51-55.

FN25. *See id.* ¶ 52.

FN26. *See id.* ¶ 54.

Count IV, brought in the alternative to Counts I through III, [FN27] asserts a claim of unjust enrichment and restitution against DLJ on the ground that Xpedior "conferred benefits upon DLJ in connection with [its] IPO [ ] which, in the circumstances ... would be inequitable for Defendant to retain." [FN28] Count IV further alleges that the profit-sharing compensation from favored customers unjustly enriched DLJ. [FN29]

FN27. *See id.* ¶ 59.

FN28. *See id.*

FN29. *See id.* ¶¶ 58-60.

*3 CSFB now moves to dismiss the Complaint.

II. LEGAL STANDARD

"Given the Federal Rules' simplified standard for pleading, '[a] court may dismiss a complaint *only* if it is clear that no relief could be granted under *any* set of facts that could be proved consistent with the allegations." ' [FN30] Thus, a plaintiff need only plead " 'a short and plain statement of the claim' that will give the defendant fair notice of what the plaintiff's claim is and the grounds upon which it rests." [FN31]

FN30. *Swierkiewicz v. Sorema N.A.,* 534 U.S. 506, 514 (2002) (emphasis added) (quoting *Hishon v. King & Spalding,* 467 U.S. 69, 73 (1984)).

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FN31. *Conley v. Gibson,* 355 U.S. 41, 47 (1957) (quoting Fed.R.Civ.P. 8(a)).

At the motion to dismiss stage, the issue " 'is not whether a plaintiff is likely to prevail ultimately, but whether the claimant is entitled to offer evidence to support the claims. Indeed it may appear on the face of the pleading that a recovery is very remote and unlikely but that is not the test." ' [FN32]

FN32. *Phelps v. Kapnolas,* 308 F.3d 180, 184-85 (2d Cir.2002) (per curiam) (quoting *Chance v. Armstrong,* 143 F.3d 698, 701 (2d Cir.1998)).

The task of the court in ruling on a Rule 12(b)(6) motion is " 'merely to assess the legal feasibility of the complaint, not to assay the weight of the evidence which might be offered in support thereof." ' [FN33] When deciding a motion to dismiss pursuant to Rule 12(b)(6), courts must accept all factual allegations in the complaint as true and draw all reasonable inferences in plaintiff's favor. [FN34]

FN33. *Pierce v. Marano,* No. 01 Civ. 3410, 2002 WL 1858772, at *3 (S.D.N.Y. Aug. 13, 2002) (quoting *Saunders v. Coughlin,* No. 92 Civ. 4289, 1994 WL 98108, at *2 (S.D.N.Y. Mar. 15, 1994)).

FN34. *See Chambers v. Time Warner, Inc.,* 282 F.3d 147, 152 (2d Cir.2002).

III. DISCUSSION

A. SLUSA

1. The Statutory Framework

In 1998, Congress enacted SLUSA to "prevent plaintiffs from seeking to evade the protections that Federal law provides against abusive litigation by filing suit in State court, rather than Federal court." [FN35] The purpose of SLUSA is to ensure that securities fraud cases are heard only in federal courts and only under federal law. The Act provides in relevant part:

FN35. *MDCM,* 216 F.Supp.2d at 256 (citing H.R.Rep. No. 105-803 (1998)). In particular, SLUSA was enacted to prevent plaintiffs from avoiding application of the Private Securities Litigation Reform Act of 1995, 15 U.S.C. § § 77z-1 *et seq.;* 78u-4 *et seq. See MDCM,* 216 F.Supp.2d at 256.

No covered class action based upon the statutory or common law of any State or subdivision thereof may be maintained in any State or Federal court by any private party alleging -
(A) a misrepresentation or omission of a material fact in connection with the purchase or sale of a covered security; or
(B) that the defendant used or employed any manipulative or deceptive device or contrivance in connection with the purchase or sale of a covered security. [FN36]

FN36. 15 U.S.C. § 78bb(f)(1). Any such class action brought in state court is removable to federal court. *See id.* § 78bb(f)(2).

CSFB argues that this suit is preempted by SLUSA and must be dismissed.

In *MDCM,* I determined that a complaint substantially the same as Xpedior's was not preempted because its common law claims - breach of contract, breach of the implied covenants of good faith and fair dealing, breach of fiduciary duty, and unjust enrichment - did not allege "a misrepresentation or omission of a material fact," as required by SLUSA. [FN37]

FN37. *See MDCM,* 216 F.Supp.2d at 257-59.

MDCM only alleges ... that Credit Suisse signed numerous contracts in which it promised to do one thing but then did another. "The failure to carry out a promise made in connection with a securities transaction is normally a breach of contract. It does not constitute fraud unless, when the promise was made, the defendant secretly intended not to perform or knew that he could not perform." [FN38]

FN38. *Id.* at 257 (quoting *Mills v. Polar*

Molecular Corp., 12 F.3d 1170, 1176 (2d Cir.1993)).

*4 As was the case in *MDCM,* Xpedior has not alleged that DLJ had such an intent and, to prevail on its breach of contract claims, Xpedior need not offer any evidence about DLJ's mental state. To the contrary, Xpedior need only prove that DLJ failed to satisfy the requirements of the underwriting agreements.

2. The Court Is Now Required to Look Beyond Plaintiff's Allegations

CSFB argues, however, that the Court must "look[ ] beyond the explicit allegations of the complaint and the state law labels the plaintiffs employ [ ] to the 'gravamen' or 'essence' of their claims." [FN39] Although I rejected this argument in *MDCM,* [FN40] recent caselaw in this Circuit now requires such a review.

FN39. Memorandum of Law in Support of Defendant Credit Suisse First Boston (USA), Inc.'s Motion to Dismiss ("Def.Mem.") at 4.

FN40. *See MDCM,* 216 F.Supp.2d at 257-58.

In *Spielman v. Merrill Lynch, Pierce, Fenner & Smith, Inc.,* the Second Circuit explained that "SLUSA was intended to completely preempt the field of *certain types* of securities class actions by essentially converting a state law claim into a federal claim...." [FN41] The court went on to explain the ramifications of finding SLUSA to be a complete preemption statute:

FN41. 332 F.3d 116, 123 (2d Cir.2003) (emphasis in original).

> "Complete preemption," when triggered, provides in practice an exception to the well-pleaded complaint rule. It trumps the well-accepted principle that the plaintiff is the "master of the claim" and may avoid removal to federal court by alleging only state law claims. [FN42]

FN42. *Id.* at 123 n. 5 (citing *Caterpillar, Inc. v. Williams,* 482 U.S. 386, 392-93 (1987)).

After *Spielman,* it is now clear that courts must probe the plaintiff's pleading to determine whether SLUSA preemption applies. Nonetheless, the question remains as to how broad a brush a court should wield in rewriting a complaint. *Spielman* offers no guidance in this regard.

Three recent cases, two of which are relied on by plaintiffs, may be instructive. [FN43] Each of these courts applied what I will call the "necessary component" test, wherein a court must determine whether the state law claim relies on misstatements or omissions as a "necessary component" of the claim. In this context, "necessary component" encompasses both technical elements of a claim as well as factual allegations intrinsic to the claim as alleged. [FN44] Thus, under the necessary component test, a complaint is preempted under SLUSA only when it asserts (1) an explicit claim of fraud (*e . g.,* common law fraud or fraudulent inducement), or (2) other garden-variety state law claims that "sound in fraud." [FN45] But SLUSA does not preempt claims "which do not have as a necessary component misrepresentation[s], untrue statements, or omissions of material facts" [FN46] made in connection with the purchase or sale of a security. A brief review of these three cases sheds light on the application of the test.

FN43. *See In re Livent, Inc. Noteholders Sec. Litig.,* 151 F.Supp.2d 371, 443 (S.D.N.Y.2001); *McEachern v. Equitable Life Assur. Soc. of the U.S.,* No. Civ.A. CV00-403-CB, 2001 WL 747320 (N .D. Ala. June 15, 2001); *Hines v. ESC Strategic Funds, Inc.,* No. 99-0530, 1999 WL 1705503 (M.D.Tenn. Sept. 17, 1999).

FN44. *McEachern,* 2001 WL 747320, at *2 n. 1.

FN45. *Cf. Rombach v. Chang,* 355 F.3d 164 (2d Cir.2004) (discussing the notion of claims that "sound in fraud," notwithstanding that fraud is not an essential element of those claims). Of course, a claim is only preempted if it meets the other requirements of SLUSA as well - *i.e.,* it arises in a "covered class action" and the misstatement or omission was made "in

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connection with" the purchase or sale of a "covered security."

FN46. *McEachern,* 2001 WL 747320, at *2 (citing *Hines,* 1999 WL 1705503).

In *Hines v. ESC Strategic Funds, Inc.,* the earliest of the three, the court analyzed four state law claims to determine whether they were preempted by SLUSA. Those claims were denominated as: state securities fraud, common law fraud, breach of fiduciary duty, and breach of implied contract. At the outset, it is worth noting that this complaint directly alleged a fraudulent scheme in the two claims based explicitly on fraud. The court found that the breach of fiduciary duty claim was not preempted because the alleged breach of duty occurred *after* plaintiff purchased her shares. Thus, the alleged breach did not occur "in connection with" the purchase or sale of a security. The discussion of the fourth claim - breach of implied contract - is relevant to the issue presented here. Despite plaintiff's allegation that the defendants breached their implied contract at the time they terminated the fund in which plaintiff was an investor, the court found that any obligations under the implied contract arose at the time plaintiff made her investment. The court had no difficulty concluding that the plaintiff's allegations concerned action taken in connection with the purchase or sale of a security. More importantly, however, the complaint alleged that "as a result of the *representations* made to the Plaintiff Class ... defendants assumed an implied contractual obligation" not to terminate the fund for reasons of self-interest. [FN47] Because the representations referred to had been described as fraudulent earlier in the complaint, it required no great leap to conclude that the plaintiff was necessarily alleging an untrue statement or omission of a material fact.

FN47. *Hines,* 1999 WL 1705503 at *6 (emphasis added).

*5 In *McEachern v. Equitable Life Assurance Society of the United States,* the court held that in order to determine whether a claim had the "necessary components" of a material misstatement or omission in connection with the purchase or sale of a covered security it must consider the "formal elements of the claim or allegations which are particularly intrinsic to plaintiff's theory of the case." [FN48] Among the questions that the court asked the parties to answer to assist with that determination was whether the "*misrepresentations alleged* by plaintiff apply to the choice of a particular security...." [FN49] It is clear from this quotation that, at the very least, plaintiff's complaint involved allegations of certain misrepresentations made by defendants. The court went on to provide examples of when claims would *not* be preempted: when a plaintiff seeks to enforce a promise (not alleged to be fraudulent or misleading) made by a defendant at the time a security was sold, or when a transaction is not intrinsically related to the security being traded (*e.g.,* the choice of a brokerage house rather than a particular security). [FN50]

FN48. *McEachern, 2001 WL 747320,* at *2, n. 1.

FN49. *Id.* at *3 (emphasis added). As this question reveals, the issue in *McEachern* was not whether the defendants had allegedly made misstatements, but whether those misstatements were "in connection with" the purchase or sale of a covered security. The phrasing of the court's question, however, indicates that the complaint in *McEachern* contained explicit allegations of misstatements.

FN50. No preemption decision was made in *McEachern,* which merely called for additional evidence and briefing.

Finally, in *In re Livent, Inc. Noteholders Securities Litigation,* the court once again addressed a complaint that alleged four state law claims. As in *Hines,* this complaint explicitly alleged fraud in three of the state law claims - fraud, negligence and negligent misrepresentation. Not surprisingly, the court found that each of these were preempted as they were plainly "grounded on" alleged misstatements. [FN51] Once again, it is the fourth claim that is of interest here. Plaintiffs' fourth state law claim was for tortious interference with contract. In short, that claim alleged that in order to avoid the benefits of a change-of-control clause in a Trust Indenture agreement that turned on whether certain executives were still employees, the "defendants *schemed* to demote and suspend [the executives] rather than discharge them...." [FN52] In determining whether

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the claim was preempted the court asked "whether [the] personnel decisions ... constituted a 'manipulative or deceptive device or contrivance in connection with the purchase or sale of a covered security." ' [FN53] In answering this question in the affirmative, the court noted that the plaintiffs contended that defendants "employed a *manipulative or deceptive device or contrivance* ... [and that the] ulterior purpose of this *scheme* was to evade Livent's contractual obligations under the change-of-control clause...." [FN54] Based on the conclusion that plaintiffs were alleging a fraudulent scheme, and proof of this scheme was a *necessary element* to proving that defendants had tortiously interfered with plaintiffs' contract, the court concluded that the claim was preempted.

FN51. 151 F.Supp.2d at 443.

FN52. *Id. (citing* paragraph 447 of the complaint) (emphasis added).

FN53. *Id.*

FN54. *Id.* (emphasis added).

These cases provide guidance to how this Court should apply *Spielman.* Regardless of the words used by plaintiffs in their complaints and regardless of the labels they paste on each claim, the question is whether a material misstatement or omission in connection with the purchase or sale of a covered security is a *necessary component* of the claim. To make this determination the simple inquiry is whether plaintiff is pleading fraud in words or substance. In *Hines* and *In re Livent* it was not difficult for the courts to answer this question. The gravamen of each of those complaints was a fraudulent or manipulative scheme: some claims *explicitly* alleged fraud, while others did not. But the real question was whether the claim was based on fraudulent conduct, regardless of the appearance of the words "fraud" or "misrepresentation." While no decision was made in *McEachern,* plaintiffs in that case *also* pled that there were "misrepresentations."

*6 In sum, the "necessary component" test makes a good deal of sense. *First,* it provides a practical rule that is easily followed by courts assessing claims of SLUSA preemption. *Second,* it strikes the proper balance between respect for the way that plaintiff has pleaded her claims on the one hand, and for Congress's desire to ensure that all securities fraud claims are litigated in federal court and under federal law, on the other. Simply because the operative facts of a complaint *can* give rise to a claim of fraud does not mean that the complaint *must* be read as alleging fraud. To the contrary, a plaintiff is ordinarily free to choose the legal theories upon which she relies and to discard others. "Where the plaintiff's claim might be brought under either federal or state law, the plaintiff is normally free to ignore the federal question and rest his claim solely on the state ground." [FN55] The choice of legal theories is a strategic choice to be made by plaintiff, and neither the court nor the defendant is permitted to override that choice. [FN56]

FN55. *Federated Dep't Stores Ins. v. Moitie,* 452 U.S. 394, 406-07 (1981).

FN56. *See The Fair v. Kohler Die & Specialty Co.,* 228 U.S. 22, 25 (1913) (Holmes, J.) ("Of course, the party who brings a suit is master to decide what law he will rely on...."); *Holmes Group, Inc. v. Vornado Air Circulation Sys., Inc.,* 535 U.S. 826, 831 (2002) (same).

Defendant relies heavily on *Dudek v. Prudential Securities, Inc .,* [FN57] which applied the "misrepresentations or omissions" prong of SLUSA to a complaint that disclaimed any explicit allegation of fraud. In *Dudek* the court divined the true meaning of the complaint by relying on prior iterations of plaintiff's complaint as an interpretive tool. [FN58] The court held that "[a]lthough plaintiffs deleted the allegations of fraud, misrepresentation, and non-disclosure that permeated their New York complaint, the fact allegations in the two complaints are otherwise essentially the same...." [FN59] While this *ad hoc* approach may have merit in those instances where there was a prior complaint, and the later complaint alleged identical facts but different theories in a transparent attempt to avoid preemption, this approach is of no use when there is no earlier pleading. [FN60] In those cases, the proper test is to determine the "necessary components" of the claim.

FN57. 295 F.3d 875, 879 (8th Cir.2002).

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FN58. *See also Green v. Ameritrade, Inc.*, 120 F.Supp.2d 795, 798 (D.Neb.2000) ("Green's amended complaint, unlike his state court petition, contains no allegations that Ameritrade made any misrepresentations or that it engaged in any deceptive practices."), *aff'd*, 279 F.3d 590 (8th Cir.2002).

FN59. *Dudek*, 295 F.3d at 879. CSFB also relies on a recent case from the Eleventh Circuit, in which that court affirmed the dismissal of a class action complaint alleging breach of contract, breach of implied covenants and duties, breach of fiduciary duty, and unjust enrichment. *See Behlen v. Merrill Lynch*, 311 F.3d 1087 (11 Cir.2002). In that case, however, whether the plaintiff alleged misrepresentations or omissions was not an issue. *See id.* at 1094 ("Behlen *specifically alleged* that the defendants 'negligently, recklessly or intentionally *misrepresented* the fact that Plaintiff and the class would be sold Class A shares,' but 'sold to them more expensive Class B shares." ') (emphasis added). The only question was whether those misrepresentations and omissions were made "in connection with" the purchase or sale of a covered security, *see id.* at 1092 ("Behlen ... argues that the case was not removable, because the action was not a 'covered class action' and the misconduct alleged in the complaint was not 'in connection with' the sale or purchase of a security."), an entirely different element of SLUSA preemption.

FN60. CSFB argues, in essence, that Xpedior's common law claims are "upon analysis, utterly incoherent," a contention that is no different than its argument that Xpedior's Complaint fails to state a claim under Rule 12(b)(6). Because Xpedior's common law claims cannot survive as pled, CSFB argues that Xpedior must *really* be asserting fraud claims. But this argument misses the point. If Xpedior's Complaint fails to state a claim, I need not reach the SLUSA issue; the Complaint would be dismissed under Rule 12(b)(6).

3. SLUSA Does Not Bar Xpedior's Claims

a. Xpedior Does Not Allege an "Untrue Statement or Omission"

Under the "necessary component" test, none of Xpedior's claims are preempted by SLUSA. None of the state law claims asserted by Xpedior - breach of contract, breach of the implied covenants of good faith and fair dealing, breach of fiduciary duty, or unjust enrichment - require misrepresentations or omissions as a necessary element.

Nor do any of Xpedior's claims "sound in fraud." A claim sounds in fraud when, although not an essential element of the claim, the plaintiff alleges fraud as an integral part of the conduct giving rise to the claim. Thus, in *Rombach v. Chang*, the Second Circuit held that claims under sections 11 and 12 of the Exchange Act (which prohibit false statements in registration statements or prospectuses, regardless of the defendant's intent in making the misstatement) sound in fraud when plaintiff alleges that the misstatements were part of a larger scheme to defraud. [FN61] Along the same lines, a contract claim might sound in fraud if plaintiff alleges that defendant entered into the contract with the then-present intention not to perform.

FN61. *See Rombach*, 355 F.3d at 171 ("[W]hile a plaintiff need allege no more than negligence to proceed under Section 11 and Section 12(a)(2), claims that do rely upon averments of fraud are subject to the test of Rule 9(b).").

*7 Xpedior's Complaint contains no such allegations. To the contrary, Xpedior alleges only that DLJ acted contrary to its express and implied duties. That DLJ might, in fact, never have intended to perform under the terms of the contract is irrelevant; that is not what Xpedior is alleging. Xpedior's claims require no evidence of DLJ's mental state at all, nor has Xpedior made any allegations about DLJ's mental state at the time that the parties entered into the underwriting contract. Accordingly, Xpedior's claims do not sound in fraud.

b. Xpedior Does Not Allege a "Manipulative or Deceptive Device"

For the same reasons, Xpedior does not allege "any

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manipulative or deceptive device or contrivance." [FN62] "Manipulation is 'virtually a term of art when used in connection with securities markets.' The term refers generally to practices such as wash sales, matched orders, or rigged prices, that are intended to mislead investors by artificially affecting market activity." [FN63] Although the conduct alleged may (or may not) constitute manipulation if brought in a securities fraud lawsuit, that is not what Xpedior alleges in its Complaint. Moreover, it is unnecessary for Xpedior to prove that DLJ manipulated the market in order to prevail on its contract claim, as pleaded.

FN62. 15 U.S.C. § 78bb(f)(1).

FN63. *Santa Fe Indus., Inc. v. Green,* 430 U.S. 462, 476-77 (1977) (quoting *Ernst & Ernst v. Hochfelder,* 425 U.S. 185, 199 (1976)).

c. Summary

Because Xpedior's Complaint alleges neither "a misrepresentation or omission of a material fact" nor "that the defendant used or employed any manipulative or deceptive device or contrivance," it is not preempted by SLUSA. Because this element of SLUSA is not satisfied, I make no finding with respect to Xpedior's argument that its claims do not satisfy SLUSA's requirement that the allegations be made "in connection with the purchase or sale of a covered security." [FN64]

FN64. 15 U.S.C. § 78bb(f)(1). *See, e.g., Green,* 279 F.3d at 597-99.

B. Xpedior's Complaint States Viable Claims

CSFB next argues that, even if SLUSA does not preempt Xpedior's claims, those claims are deficient as a matter of law.

1. Breach of Contract

DLJ argues that Xpedior's breach of contract claim must be dismissed for two reasons: (1) Xpedior cannot identify a contract term in either the underwriting agreement or prospectus that DLJ breached, and (2) Xpedior does not have any cognizable contract damages.

a. Contract Terms

CSFB argues that Xpedior has failed to identify the express terms of the underwriting agreement or prospectus that DLJ breached, and therefore its breach of contract claim must be dismissed. This argument is flawed for two reasons, one legal and one factual. *First,* all that is required at this stage of the proceedings is "a short and plain statement of the claim showing that the pleader is entitled to relief." [FN65] Simply put, "Rule 8 pleading is extremely permissive." [FN66] As the Supreme Court recently emphasized: "Such a statement must simply 'give the defendant fair notice of what the plaintiff's claim is and the grounds upon which it rests." ' [FN67] "This simplified notice pleading standard relies on liberal discovery rules and summary judgment motions to define disputed facts and issues and to dispose of unmeritorious claims." [FN68]

FN65. Fed.R.Civ.P. 8(a)(2).

FN66. *Wynder v. McMahon,* - F.3d -, 2004 WL 370665, at * 3 (2d Cir. Mar. 1, 2004).

FN67. *Swierkiewicz,* 534 U.S. at 514 (quoting *Conley,* 355 U.S. at 47).

FN68. *Id.*

***8** "The essential elements to pleading a breach of contract under New York law are the making of an agreement, performance by the plaintiff, breach by the defendant, and damages suffered by the plaintiff." [FN69] Under the Rules's liberal pleading standard, a plaintiff is not even required to allege the elements of the claims she asserts. [FN70] Nonetheless, in this case, Xpedior has alleged the following elements of a breach of contract claim:

FN69. *Startech, Inc. v. VSA Arts,* 126 F.Supp.2d 234, 236 (S.D.N.Y.2000). *See also Rexnord Holdings, Inc. v. Bidermann,* 21 F.3d 522, 525 (2d Cir.1994).

FN70. *See In re Initial Public Offering Sec.*

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Litig., 241 F.Supp.2d 281, 342 (S.D.N.Y.2003) ("Rule 8 does not require plaintiffs to plead the elements of a claim.").

(1) DLJ entered into a contract to underwrite Xpedior's IPO; [FN71]

FN71. *See* Compl. ¶ 33.

(2) Xpedior complied with the contract; [FN72]

FN72. *See id.* ¶ 42.

(3) DLJ breached that contract by, for example, failing to sell the stock to the public as set forth in the prospectus and failing to sell it at the agreed upon price; [FN73]

FN73. *See id.* ¶¶ 35-39.

(4) Xpedior was damaged by those breaches. [FN74]

FN74. *See id.* ¶¶ 40-41, 44.

These allegations, along with the numerous other factual allegations contained in the Complaint, give CSFB fair notice of the claims that are brought against it. [FN75] Nothing more is required of Xpedior at the pleading stage. [FN76]

FN75. *See Conley*, 355 U.S. at 47.

FN76. *See Swierkiewicz*, 534 U.S. at 514; *see also Higgs v. Carver*, 286 F.3d 437, 439 (7th Cir.2002) (Posner, J.) ("All that's required to state a claim in a complaint filed in a federal court is a short statement, in plain (that is, ordinary, non-legalistic) English, of the legal claim.").

Second, as a factual matter, Xpedior *has* identified specific contractual provisions that it alleges DLJ breached. In particular, Xpedior points to sections 2 and 3 of the underwriting agreement, which "established a fixed amount of compensation DLJ was to receive in connection with Xpedior's IPO by setting forth the underwriting spread," and required that DLJ make a "public offering" of the IPO shares "upon the terms set forth in the Prospectus," which included, for example, the per share offering price. [FN77]

FN77. *See* Compl. ¶¶ 36-40.

b. Contract Damages

CSFB further argues that the breach of contract claim is legally deficient because there is no measure of contract damages that can compensate Xpedior. This argument is premature.

Contract damages can take any of three forms. [FN78] Any of "expectation, reliance or restitution damages may be appropriate, bearing in mind that Plaintiff must *prove* any claimed damages were caused by Defendant's breach to a reasonable degree of certainty." [FN79] CSFB argues, in essence, that Xpedior has a causation problem: "There is no compensable expectancy interest where, as here, there is no connection between the alleged breach of contract and the alleged harm." [FN80] If Xpedior, as a matter of proof, cannot establish a causal connection between DLJ's alleged breach and its own damages, then surely its contract claims will fail. But such questions are appropriately handled at summary judgment or trial, not on a motion to dismiss. [FN81]

FN78. *See* Restatement (Second) of Contract § 344 (1981).

FN79. *County of Washington v. Counties of Warren & Washington Indus. Dev. Agency*, No. 93 Civ. 86, 1997 WL 152001, at *9 (N.D.N.Y. Mar. 31, 1997) (emphasis added); *see also Schwartz v. Fortune Magazine*, 89 F.Supp.2d 429, 435 (S.D.N.Y.1999).

FN80. Def Mem. at 13. *See also id.* at 14 ("there are no reliance damages because, as with expectancy damages, Xpedior has not shown any harm to it caused by the alleged breach."); *id.* ("The asserted remedy of [restitution] is ... totally unrelated to the alleged wrong of taking excessive commissions in the aftermarket .").

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FN81. *See, e.g., In re Initial Public Offering Sec. Litig.,* 241 F.Supp.2d at 351 n. 80 ("Defendants also argue that anyone who held securities that traded above their offering price on the date of the lawsuit should be precluded from suing [because they have no damages]. While such Plaintiffs may indeed be unable to *prove* damages, that is not an appropriate question at this stage.") (emphasis added).

At this stage, Xpedior need only put DLJ on notice of its claims, which for the reasons stated above, [FN82] it has. Under Rule 8(a), Xpedior need only allege that it was damaged; it is not required to specify the measure of damages nor to plead proof of causation. [FN83]

FN82. *See supra* Part III.B.1.a.

FN83. *See* Compl. ¶ 44 ("Plaintiff and other members of the Class have been damaged by DLJ's breaches of contract in an amount to be proven at trial.").

2. Breach of Implied Covenants

CSFB next argues that Xpedior's claim for breach of the implied covenants of good faith and fair dealing fail because, as a matter of New York law, the same operative facts cannot simultaneously give rise to claims for both implied and express covenants. [FN84] This is certainly an accurate statement of the law, and Xpedior does not contest that its good faith claims are indistinguishable from its contract claims. [FN85]

FN84. *See* Def. Mem. at 21 (citing *Harris v. Provident Life & Accident Ins. Co.,* 310 F.3d 73, 81 (2d Cir.2002)).

FN85. *See* Plaintiff Xpedior Creditor Trust's Memorandum of Law in Opposition to Defendant Credit Suisse First Boston (USA) Inc.'s Motion to Dismiss ("Pl.Mem.") at 21.

*9 It does not follow, however, that this claim must be dismissed. To the contrary, the Federal Rules explicitly permit a party to plead causes of action in the alternative, "regardless of consistency." [FN86] Thus, while Xpedior may not press both claims *to judgment,* it is free to litigate both.

FN86. Fed.R.Civ.P. 8(e)(2).

3. Breach of Fiduciary Duty

CSFB next argues that Xpedior's claim of breach of fiduciary duties falls within the scope of the Martin Act, [FN87] New York's securities statute. [FN88] This contention is without merit because the Complaint does not allege violations of any securities law - state or federal. This lawsuit involves a contract dispute, not a securities action. [FN89] "[T]here is nothing in ... the New York Court of Appeals cases [cited by the defendants] or in the text of the Martin Act itself to indicate an intention to abrogate common law causes of action." [FN90]

FN87. N.Y. GEN. BUS. LAW § § 352 to 359-h.

FN88. *See, e.g., id.* § 352-c. ("It shall be illegal ... to use or employ any of the following acts or practices ... [involving fraud, deception, etc.] ... where engaged in to induce or promote the issuance, distribution, exchange, sale, negotiation or purchase within or from this state of any securities or commodities....").

FN89. *See supra* Part III.A.

FN90. *Cromer Finance Ltd. v. Berger,* No. 00 Civ. 2498, 2001 WL 1112548, at *4 (S.D.N.Y. Sept. 19, 2001).
CSFB also argues that Xpedior's fiduciary duty claim fails because it is "conclusory" and does not allege a fiduciary relationship between Xpedior and DLJ. These arguments were considered and rejected in the *MDCM* case and, for the same reasons, are rejected here. *See MDCM,* 216 F.Supp.2d at 260.

4. Unjust Enrichment

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CSFB's final argument is that Xpedior's unjust enrichment claim fails in the absence of allegations of fraud. "The only benefit that Xpedior conferred on DLJ was its shares, for which it received the agreed-upon purchase price. To say that DLJ was unjustly enriched by receipt of these shares would require Xpedior to assert a legal claim it has foresworn to assert: that the shares were worth more than the purchase price.... But that claim necessarily implies a misrepresentation or omission concerning the value of the shares...." [FN91]

FN91. Def. Mem. at 23.

Xpedior counters that its unjust enrichment claim is premised on the " 'excessive underwriting and other compensation' that DLJ derived from its favored clients, above what DLJ should have received pursuant to the parties' agreement." [FN92] Although such an allegation could constitute unjust enrichment, Xpedior lacks standing to assert that claim. Unjust enrichment requires "(1) that the defendant was enriched; (2) that the enrichment was at *the plaintiff's expense;* and (3) that the circumstances are such that in equity and good conscience the defendant should return the money or property *to the plaintiff.*" [FN93]

FN92. Pl. Mem. at 24 (quoting Compl. ¶ 60).

FN93. *Golden Pac. Bancorp v. FDIC,* 273 F.3d 509, 519 (2d Cir.2001) (emphases added).

Xpedior does not allege that DLJ was enriched at its expense. To the contrary, DLJ allegedly received excess compensation from its own customers. They, not Xpedior, might have a cause of action. [FN94] Xpedior's reliance on *Diamond v. Oreamuno* [FN95] is misplaced. In that case, the Court of Appeals considered the viability of a breach of fiduciary duty claim in light of the absence of allegations that the plaintiff itself was damaged by the breach. The Court held: "It is true that the complaint before us does not contain any allegation of damages to the corporation but this has never been considered to be an essential requirement for a cause of action *founded on a breach of fiduciary duty.*" [FN96]

FN94. *See, e.g., EBC I, Inc. v. Goldman Sachs & Co.,* Index No. 601805/2002 (Sup.Ct.N.Y.Co. May 2, 2003) ("plaintiff cannot maintain the cause of action for unjust enrichment because defendant Goldman received the alleged kickbacks from third-party customers rather than plaintiff eToys and, therefore, restitution does not belong to eToys as a matter of equity.").

FN95. 24 N.Y.2d 494 (1969).

FN96. *Id.* at 498 (emphasis added).

As noted above, however, that the defendant enriched itself at plaintiff's expense *is* an element of an unjust enrichment claim. As CSFB rightly notes, the unjust enrichment claim *only* makes sense if Xpedior is alleging that DLJ misled it by intentionally underpricing the IPO - in that case, the excessive underwriting fees might have been obtained at Xpedior's expense. But Xpedior has specifically disavowed allegations of fraud in order to avoid SLUSA preemption, as is its right. Xpedior cannot have it both ways. The unjust enrichment claim must be dismissed.

5. Indemnification

***10** As a final matter, Xpedior seeks - as one possible measure of damages - indemnification for its costs associated with defending the lawsuit styled *In re Initial Public Offering Securities Litigation,* consolidated before this Court. CSFB initially argued that Xpedior lacks standing to pursue this remedy "because Xpedior is not a defendant in any of the constituent cases comprising the *IPO Securities Litigation.*" [FN97]

FN97. Def. Mem. at 24.

CSFB did not press this argument in its reply papers, and in any event, its contention is incorrect as a factual matter. One of the cases consolidated into the *IPO* litigation is *In re Xpedior, Inc. Securities Litigation.* [FN98] Although Xpedior itself was dropped from the case after it filed bankruptcy, [FN99] it at one point was a named defendant and,

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presumably, incurred some expenses defending itself.

FN98. No. 01 Civ. 10984 (S.D.N.Y. filed Dec. 5, 2001).

FN99. *See* Amended Consolidated Class Action Complaint ¶ 20 ("In or about April 2001, Xpedior filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code. For this reason and this reason alone, Xpedior has not been named a Defendant in this action."), *In re Xpedior, Inc. Sec. Litig.*, No. 01 Civ. 10983 (S.D.N.Y. filed Apr. 19, 2002).

IV. CONCLUSION

For the reasons just given, CSFB's motion to dismiss is denied, except as to the unjust enrichment claim, which is dismissed with prejudice. The Clerk is directed to close this motion [# 14]. A conference is scheduled for March 29, 2004, at 4:30 p.m. in Courtroom 15C.

SO ORDERED:

2004 WL 435058 (S.D.N.Y.), Fed. Sec. L. Rep. P 92,705

END OF DOCUMENT

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Exhibit 3

Only the Westlaw citation is currently available.

United States District Court,
N.D. Indiana,
South Bend Division.

Michael MAGYERY, individually and for all others similarly situated, Plaintiff,
v.
TRANSAMERICA FINANCIAL ADVISORS, INC., Lawrence Hill and Hill & Associates, Inc. Defendants.

No. 3:03 CV 0777 AS.

April 16, 2004.

Background: Investor brought state-court class action against investment brokerage firm and individual broker, alleging unauthorized trading, and asserting only state law claims, i.e. **breach** of contract, conversion, **breach of fiduciary duty**, and negligent supervision. Firm removed on grounds of preemption under Securities Litigation Uniform Standards Act (**SLUSA**), and moved to dismiss. Investor moved to remand.

Holding: The District Court, Sharp, J., held that investor did not allege "misrepresentation or omission" of material fact, and thus action was not preempted under **SLUSA**, since there was no claim of scienter.

Firm's motion denied; investor's motion granted.

[1] Federal Courts 0

170Bk0 k.

Under well-pleaded complaint rule, case is not removable if complaint does not affirmatively allege federal claim; even availability of federal defense to state-law claims does not provide basis for removal, unless federal statute so occupies field that it completely preempts state-law cause of action. 28 U.S.C.A. § 1441(b).

[2] Removal of Cases 0
334k0 k.

Investor's state-law class action alleging that brokerage firm and broker had engaged in unauthorized trading, and asserting breach of contract and other claims arising from that trading, did not allege "misrepresentation or omission" of material fact, and thus was not preempted under Securities Litigation Uniform Standards Act (SLUSA) and was not removable; parties agreed that broker did not intend to breach contract but rather made trades out of genuine desire to save clients money, and there was no evidence of concealment, and thus there could be no claim of scienter. Securities Act of 1933, as amended, 15 U.S.C.A. § 77p(b-c); Securities Exchange Act of 1934, as amended, § § 78bb(f)(1)(A), 78j(b).

[3] Securities Regulation 0
349Bk0 k.

Purpose of Securities Litigation Uniform Standards Act (SLUSA) is to preempt state-law claims containing allegations of misrepresentations and omissions of material fact that could qualify as some kind of securities fraud, even if claims are couched in other terms. 15 U.S.C.A. § § 77p(b-c), 78bb(f)(1)(A).

Scott L. Starr, Logansport, Thomas R. Hamilton, South Bend, for Plaintiff/Petitioner.

Alison G. Fox, Paul Fischer and James Jorden, Washington, D.C, Paul J. Peralta, South Bend, for deft. Transamerica.

Kevin M. O'Hagan, Chicago, IL, Michael W. Van Zalingen, Forest Park, IL., for defts Hill & Associates, Inc. and Hill.

MEMORANDUM AND ORDER

SHARP, J.

*1 This cause is before the Court on the Defendant's Motion to Dismiss pursuant to Federal Rule of Civil Procedure Rule 12(b)(6), and the Plaintiffs' Motion to Remand the action to State Court. Plaintiffs filed this litigation as a putative class action in state court under four state law theories: conversion; **breach** of contract; **breach of fiduciary duty**; and negligent

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supervision. The Defendants removed to federal court, alleging that Plaintiffs' state law claims are completely preempted by the Securities Litigation Uniform Standards Act of 1998, 15 U.S.C. § 78bb(f) ("**SLUSA**"). Plaintiffs seek remand to state court alleging that **SLUSA** preemption does not apply to this litigation.

The issues have been briefed, and all appropriate replies and responses submitted. This Court heard oral arguments on the motions on March 3, 2004, and now rules as follows.

I. BACKGROUND

The following statement of facts is the Plaintiffs' version, which must be taken as true for purposes of the Motion to Dismiss. Defendant Transamerica Financial Advisors, Inc., is a brokerage firm, and Defendant Lawrence Hill is an agent for Transamerica with an office in Elkhart, Indiana. Pls' Mem. in Supp. at 1-2. Plaintiff Michael Magyery invested his retirement funds with Transamerica and Hill. Id. at 2. When Magyery opened his account, he signed an agreement on a standard, preprinted form provided by the Defendants. Id. at 3. This form contains statements which he claims create a binding contract with the Defendants that they would only buy or sell securities in Magyery's account with his express permission. Id. For example, the agreement states, "I appoint TFR (Transamerica Financial Resources) as my agent for the purposes of carrying out my directions with respect to the purchase or sale of securities." Id.

On September 21, 2001, "there was a lot of panic selling" because many analysts, including Hill, believed financial markets were poised for a dramatic downturn due to the September 11 tragedy. Id., *citing* Magyery Affidavit at ¶ 9. Hill believed he had to act swiftly to protect his clients, so on Friday, September 21, 2001, Hill reallocated funds in Magyery's account from several sub-accounts invested in the equities markets to the ASP Money Market sub- account. *Id.* The following Monday, instead of collapsing, the market improved. Id. at 5. Hill immediately reallocated Magyery's account back into the equities market, but by the end of the day, the indexes increased in value by four to five percent. *Id.*

Magyery claims that this unauthorized trading caused his retirement account to lose a substantial sum of money. In addition, he believes that Hill sold and repurchased the equity accounts of other clients, causing them to suffer losses. Therefore, on September 22, 2003, he filed a putative class action in Elkhart Superior Court on his own behalf and on behalf of other clients who suffered losses in connection with Hill's unauthorized trading, alleging **breach** of contract, conversion, **breach** of **fiduciary duty**, and negligent supervision, all State law causes of action. On October 21, 2003, the Defendants removed the case to federal court relying on the removal provision in **SLUSA**, 28 U.S.C. § 1441(b), and 15 U.S.C. 78bb(f)(1).

II. JURISDICTION

*2 Jurisdiction is the key issue in all motions currently before the Court in this case. If the Plaintiffs' state law claims are preempted by SLUSA, they must be dismissed. If they are not preempted, this Court lacks jurisdiction, and the case must be remanded to state court. Therefore, the Court must determine first if this is the kind of claim that Congress intended to preempt as part of the overall remedial purpose of SLUSA.

A. Standard of Review for Preemption

[1] A state court civil action may be removed to federal court under 28 U.S.C. § 1441(b) if the claim arises under federal law. *Fedor v.. Cingular Wireless Corp.*, 355 F.3d 1069, 1071 (7th Cir.2004), *citing, Beneficial Nat. Bank v. Anderson*, 539 U.S. 1, 123, 123 S.Ct. 2058, 156 L.Ed.2d 1 (2003), 539 U.S. 1, 123 S.Ct. 2058, 156 L.Ed.2d 1. However, under the "well-pleaded complaint rule", the plaintiff who has both state and federal claims may avoid federal court by limiting his or her complaint to only state law claims. *Id.* Under this rule, a case will not be removable if the complaint does not affirmatively allege a federal claim. *Id.* Even the availability of a federal defense to the state law claims does not provide a basis for removal. *Id.*

The Plaintiffs in this case carefully crafted their complaint to plead only state law claims. That would end the inquiry except that the well-pleaded complaint rule has an exception, where a federal statute so occupies the field that it completely preempts the state-law cause of action. *Id.* In that case, the claim, although pleaded in terms of state law, is in reality based on federal law, making the claim removable under Section 1441(b). *Id., citing Beneficial*, 123 S.Ct. at 2063.

B. Discussion

In the 1990's, Congress enacted two statutes

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designed to provide relief to corporations from abuses in private securities fraud litigation. H.R. Conf. Rep. No. 105-803, 1998 WL 703964, *see also, Lander v. Hartford Life & Annuity Ins. Co.,* 251 F.3d 101, 107 (2nd Cir.2001), and *Green v. Ameritrade,* 279 F.3d 590, 595 (8th Cir.2002). The first of these, the Private Securities Litigation Reform Act of 1995 (PSLRA), U.S.C. § § 77z-1, 78u-4, was enacted to curb "strike suits", lawsuits started to extract a sizeable settlement from companies that are forced to settle, regardless of the merits of the suit, simply to avoid the potentially bankrupting expense of litigation. *Id., see also, Green v. Ameritrade,* 279 F.3d 590 (8th Cir.2002), and *Burns v. Prudential Securities,* 116 F.Supp.2d 917, 921 (N.D.Ohio 2001).

To accomplish its purpose of limiting meritless strike suits, the PSLRA contains heightened pleading requirements, mandatory staying of discovery pending motions to dismiss, and the creation of a "safe harbor" for certain forward looking statements. *Green v. Ameritrade,* 279 F.3d 590, 595, *see also, Lander,* 251 F.3d at 107; and *Burns,* 116 F.Supp.2d at 921. However, one immediate effect of the PSLRA was to drive many would-be class action plaintiffs to file their claims in state court, based on state law, in order to circumvent the strong requirements established by the statute. *Id.*

*3 Congress responded by passing SLUSA, which makes federal courts the exclusive venue for class actions alleging a misrepresentation or omission of a material fact in connection with a covered security. *See,* H.R. Conf. Rep. No. 803 at 13; 15 U.S.C. § § 77p(b)-(c): and 15 U.S.C. § § 78bb(f)(1)(A). SLUSA provides:

> No covered class action based upon the statutory or common law of any State or subdivision thereof may be maintained in any State or Federal court by any private party alleging--
> (A) a misrepresentation or omission of a material fact in connection with the purchase or sale of a covered security;

15 U.S.C. § § 77bb(f)(1)(A). In other words, Plaintiffs' state law claims are completely preempted under SLUSA if Defendants can establish four elements: (1) a "covered class action," (2) that is based on state law; (3) alleging a misrepresentation or omission of material fact, (4) "in connection with" the purchase or sale of a covered security. *Green v. Ameritrade,* 279 F.3d at 596.

The parties agree that this is a class action, and that it involves covered securities. The primary dispute is on the third element, whether there is a misrepresentation or omission of material fact. The parties' briefs contain some discussion of the "in connection with" element, but the Plaintiffs' Complaint is based on the illegal selling and then repurchasing of the funds in their equity accounts, therefore, the claims have some connection with the purchase or sale of covered securities. The issue is whether the Defendants made misrepresentation or omissions of material fact in connection with those sales.

In this case, the removal issue is dispositive on the question of jurisdiction, and on all pending motions. Because it was enacted in 1998, the case law is limited on the scope of SLUSA's preemptive reach, and the Seventh Circuit Court of Appeals has yet to rule on the issue. In cases from other circuits, the Eighth Circuit has considered the issue in *Green v. Ameritrade,* 279 F.3d 590 (8th Cir.2002). In *Green,* the district court held that SLUSA preempted the plaintiffs' state-law claims, and dismissed them with leave to file an amended complaint. *Green,* 279 F.3d at 598 and n. 7. The plaintiffs' amended complaint had only one count, for breach of contract, with no references to fraud, misrepresentation, or omission. Id. The Eighth Circuit then ruled that the amended complaint was not preempted, and the district court's remand to state court was affirmed. Id. at 599.

In a case from the Second Circuit, *Spielman v. Merrill Lynch, Pierce, Fenner & Smith, Inc.,* the Court examined SLUSA's statutory language and determined that SLUSA's "preemption" and "removal" provisions provide broad, *but not unlimited,* scope. *Spielman,* 332 F.3d 116, 123 (2nd Cir.2003)(emphasis in the original), *citing* 15 U.S.C. § § 77p(b)-(c): and 15 U.S.C. § § 78bb(f)(1)(A). Its scope is limited by the statutory requirements. The Second Circuit reasoned that, under SLUSA, securities fraud class actions based on state law are removable. *Id.* at 124. Once removed, however, the district court must examine the complaint to determine whether the substantive requirements necessary to sustain removal under SLUSA's preemption provision have been satisfied, as these requirements determine whether the district court has subject matter jurisdiction to entertain the action. *Id.*

*4 In *Spielman,* the plaintiffs claimed that the defendants misrepresented the fees they would be charged on certain transactions. *Id.* at 128. The district court determined that the misrepresentation about fees were not made "in connection with" the purchase or sale of the securities. *Id.* The court reasoned that without this essential nexus, the state

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law claims were not within SLUSA's preemptive scope and remand was compelled. *Id.* The defendants appealed and the Second Circuit determined that 28 U.S.C. § 1447(d) barred review of the remand order. *Id.* at 129-30. [FN1]

The Eleventh Circuit has also considered SLUSA's preemptive reach, in *Riley v. Merrill Lynch, Pierce, Fenner & Smith, Inc.*, 292 F.3d 1334 (11th Cir.2002). In *Riley*, the plaintiffs alleged that the defendants made misrepresentations and omissions which caused them to purchase and retain shares of the defendants' investment fund. *Riley*, 292 F.3d at 1345. The Eleventh Circuit held that, while SLUSA does not bar claims alleging misrepresentations affecting solely the retention of shares, where both purchases and retention are alleged, SLUSA bars the claim. *Id*.

Comparing these cases with the present case, the Court first notes that *Green* can be distinguished from this case because, after the plaintiffs in *Green* amended their complaint, it no longer contained any reference to the sale of securities. It was a straightforward breach of contract claim based on the defendants' promise to provide "real time, last sales information" which the plaintiffs alleged was "stale" by the time they received it. In this case, the plaintiffs allege breach of contract, but their claim rests on the unauthorized sale and repurchase of their securities, so there is some connection between the breach of contract claim and the sale of securities.

Riley can also be distinguished because in that case, the complaint alleged misrepresentations and omissions. The issue was the fourth element, whether they were in connection with the *purchase or sale* of a security, and the court concluded that they were. In this case, the complaint does not allege misrepresentations or omissions of material fact. *Spielman* can be distinguished for the same reason. The complaint in *Speilman* also alleged misrepresentations and omissions, the issue was the "in connection with" element. In this case, the Plaintiffs carefully crafted their Complaint to avoid any hint of misrepresentation or omission of material fact. Therefore, based on this comparison, it would appear that Plaintiffs have avoided SLUSA's preemptive reach by carefully crafting their complaint.

[2] However, the Defendants assert that both misrepresentation and omission can be read into the Plaintiffs' breach of contract claim. According to the Defendants, the Plaintiffs claim that Mr. Hill promised not to buy or sell without their consent. This is allegedly a misrepresentation because he ultimately sold and repurchased their securities without their authorization. Def.s' Reply at 9-10. In addition, the Defendants assert that Mr. Hill's unauthorized sale of the Plaintiffs' securities without telling them qualifies as an omission. *Id.* Therefore, the heart of this case is whether these allegations qualify as misrepresentations and omissions of material fact for purposes of SLUSA preemption, and if so, do the misrepresentation or omissions have a sufficient nexus with the purchase or sale of securities to fall within SLUSA's preemptive reach.

*5 Both parties have cited extensively to district court opinions from other circuits to support their positions. The Plaintiffs cite *Burns v. Prudential Securities, Inc.*, 116 F.Supp.2d, 917 (N.D.Ohio 2000), a case in which the plaintiffs alleged state law claims almost identical to the ones in this case; *MDCM Holdings, Inc. v. Credit Suisse First Boston Corp.*, 216 F.Supp.2d, 251, 257 (S.D.N.Y.2002); and *Gray v. Seaboard Securities, Inc.*, 241 F.Supp.2d 213 (N.D.N.Y.2003). The Defendants cite to *Winne v. Equitable Life Assur. Soc. of the U.S.*, 2003 WL 22434215 (S.D.N.Y. Oct.27, 2003) as being the most similar to this case. Def.'s Reply at 4. The Defendants also assert that the ruling by the United States Supreme Court, in *Securities and Exchange Commission v. Zanford*, 535 U.S. 813, 122 S.Ct. 1899, 153 L.Ed.2d 1 (2002), essentially overrules the holding in *Burns*. Def.'s Reply at 11.

The Court has studied these cases, and others dealing with the same issue, including an unpublished opinion from the Northern District of Illinois. The district court cases appear to be all over the map on the issue of what state law claims are preempted by SLUSA. A careful reading of the cases reveals that many of the differences are based on variations in the facts, but there is a clear split among the courts on the issue of whether the Plaintiffs' claims must allege "scienter" for SLUSA preemption to apply.

According to the United States Supreme Court, "scienter" is "a mental state embracing intent to deceive, manipulate or defraud." *Ernst & Ernst v. Hochfelder*, 425 U.S. 185, 96 S.Ct. 1375, 47 L.Ed.2d 668 (1976). The *Burns* court, in a careful analysis, determined first that unauthorized trading by itself does not constitute securities fraud. *Burns*, 116 F.Supp.2d at 923 (gathering cases). Then, the court noted that the language in SLUSA's preemption clause was similar to language in § 10(b) and Rule 10b-5 of the 1934 Securities Act, the "chief private remedy for securities fraud." *Id.* at 923. The court

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held that for SLUSA's preemption clause to apply, the complaint had to allege that the defendants made a misrepresentation or omission of material fact with scienter. *Id.*

In other words, the court in *Burns* determined that only class action complaints containing allegations that could reasonably be construed as a claim for securities fraud would be preempted. Some courts have followed the *Burns* analysis, including *Denton,* 2001 WL 1183292, from the Northern District of Illinois. Other courts to require allegations that the defendant acted with scienter are *Simon v. Internet Wire, Inc.,* 2001 WL 688542, *2 (C.D.Cal. Apr.3, 2001); *Green v. Ameritrade, Inc.,* 120 F.Supp.2d 795, 798 (D.Neb.2000), *aff'd on other grounds,* 279 F.3d 590 (8th Cir.2002)(holding that SLUSA should be interpreted based on cases interpreting identical language in SEC Rule 10b-5); and *Shaw v. Charles Schwab & Co.,* 128 F.Supp.2d 1270, 1272-73 (C.D.Cal.2001)(same).

*6 The Defendants cite the *Winne* case on this issue, in which the court specifically rejected the approach of the *Burns* case requiring scienter. *Winne,* 2003 WL 22434215 at *7. The *Winne* court noted that SLUSA amends more than just § 10(b) of the 1934 Act, and that some of the provisions it amends do not require scienter. *Id.* The court observed that SLUSA contains nearly identical provisions amending both the 1934 Act, and the 1933 Act, and that claims brought under § § 11 and 12(a)(2) of the 1933 Act do not require a showing of intent to deceive. *Id.* The *Winne* court also cites *Riley,* from the Eight Circuit, to support the position that SLUSA does not require scienter. *Id., citing, Riley,* 292 F.3d at 1346.

However, the court in *Riley* was faced with a different question than that in *Winne.* In *Riley,* the plaintiff claimed that the presence or absence of scienter was the *determinative factor* in deciding whether a pleaded state law claim is a mere substitute for the federal securities laws and, therefore, whether it is barred by SLUSA. *Riley,* 292 F.3d at 1346. The Eighth Circuit noted that SLUSA preempts some claims that do not require scienter, but the complaint at issue in *Riley* alleged misrepresentations and omissions of material facts. In *Riley,* the plaintiffs claimed that the defendants made "material Misrepresentations and Omissions [that] induced the Plaintiffs and other Class members to *purchase and retain* shares of the Growth Fund during the Class Period." *Riley,* 292 F.3d at 1345 (emphasis in the original).

The Eighth Circuit noted that the complaint in *Riley* could be distinguished from *Burns* and *Green,* in which the plaintiffs' claims, "while related to securities, were *not* claims for *fraud* at all." *Riley,* 292 F.3d at 1346 (emphasis in the original). The Eight Circuit, therefore, appears to contemplate that a claim for some kind of security fraud is necessary on the face of the complaint for preemption under SLUSA. Similarly, in *Winne,* the plaintiffs alleged misrepresentations and omissions, specifically, that the defendants lied and withheld information that induced them to change their Fixed Annuities for Variable Annuities, resulting in the charge of an early withdrawal penalty. *Winne,* 2003 WL at *2.

In *MDCM Holdings, Inc. v. Credit Suisse First Boston Corp.,* another case cited by the Plaintiffs, the court held that the plaintiffs' breach of contract claims were not preempted by SLUSA. *MDCM Holdings,* 216 F.Supp.2d at 255. The court noted that MDCM's complaint only alleged that Credit Suisse signed numerous contracts in which it promised to do one thing but then did another. *Id.* at 257. "The failure to carry out a promise made in connection with a securities transaction is normally a breach of contract. It does not constitute fraud unless, when the promise was made, the defendant secretly intended not to perform or knew that he could not perform." *Id., citing Mills v. Polar Molecular Corp.,* 12 F.3d 1170, 1176 (2d Cir.1993).

*7 The court then reasoned that MDCM did not allege that Credit Suisse had such an intent. *Id.* Furthermore, to prevail on its breach of contract claims, MDCM did not need to offer any evidence about Credit Suisse's mental state, it only needed to prove that Credit Suisse did not satisfy the requirements laid out in the underwriting agreements. *Id.* Therefore, the court held that the contract claims did not involve allegations of misrepresentation or omissions by Credit Suisse. [FN2]

Where, as here, the issue is statutory construction, and the Court must determine Congressional intent, it is helpful to see if Congress has spoken on the issue. Therefore, the Court carefully considered the Joint Explanatory Statement of the Committee of Conference issued in connection with the passage of SLUSA. H.R. Conf. Rep. 105-803. The Joint Statement indicates that the purpose of Congress in passing SLUSA was to make the Federal courts the exclusive venue for most securities class action lawsuits. Id. at *13. The Statement goes on to say that the legislation establishes uniform national rules for securities class action litigation, and that class actions

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relating to a "covered security" ... "alleging *fraud* or manipulation must be maintained pursuant to the provisions of Federal securities law, in Federal court." Id. (emphasis added). In this sentence, the word "fraud" is used in place of the misrepresentation or omission language in the statute.

[3] The Statement also addresses the problem of litigation shifting to state courts after passage of the PLSRA, and of a single state being able to impose the risks and costs of its peculiar litigation system on all national issuers. Id. at *15. The Joint Statement then says, "The solution to this problem is to make Federal court the exclusive venue for most *securities fraud* class action litigation involving nationally traded securities." *Id.* (emphasis added). This Court concludes that the language in the Joint Statement supports an inference that Congress intended to preempt state law claims containing allegations of misrepresentations and omissions of material fact that could qualify as some kind of securities fraud, even if the claims are couched in other terms.

The Plaintiffs' Complaint alleges classic breach of contract: the parties contracted for a service that included an agreement that Defendant Hill would not buy or sell their securities without their express authorization; he sold their securities and repurchased them with authorization; they suffered damages as a result. Defendants would have the Court read into this **breach** of contract and unauthorized trading a misrepresentation or omission of material fact sufficient to qualify as securities fraud and require preemption under **SLUSA.** The Court is not convinced. Although this is a new issue under **SLUSA,** unauthorized trading and **breach** of contract are not new issues in the context of securities law.

Traditionally, claims of unauthorized trading and **breach** of contract could not get a plaintiff into federal court under the securities laws. *See, i.e.,* 28 AmJur POF 3d, August 2003 ("unauthorized trading is not a per se violation of § 10(b) of the Securities Exchange Act of 1934 or SEC Rule 10b-5. As such, a complaint alleging nothing more than the fact that the broker effected trades in the customer's account without such customer's knowledge or consent presents simply a breach of contract or breach of fiduciary duty claim"). Attempting to read a fraud claim into a breach of contract claim blurs the distinction between two separate causes of action and merges them into one. *See, i.e., Consolidation Services, Inc. v. KeyBank Nat. Ass'n,* 185 F.3d 817 (7th Cir.1997).

*8 In *Consolidation Services,* the Seventh Circuit noted that the plaintiff's attorney labored under a deep misunderstanding of the meaning of the word "misrepresentation." *Id.* at 823. The Seventh Circuit reasoned, "To him, a promise that is not fulfilled, for whatever reason, is a misrepresentation. This view would turn every breach of contract into a fraud." *Id.* (citations omitted). The Court then observed that a promise is fraudulent "only if it misrepresents the promisor's state of mind." *Id., citing, among other things,* Restatement 2d of Torts § 530(1) and comment d (1977), *see also, Doe v. Howe Military School,* 227 F.3d 981 (7th Cir.2000) (Under Indiana law, actual fraud may not be based on representations regarding future conduct, or on broken promises, unfulfilled predictions, or statements of existing intent which are not executed.)

The parties agree in this case that the Defendant, Mr. Hill, did not intend to breach the contract. He made the unauthorized sales based on a genuine desire to save his clients money. He did not keep any of the money for his personal use, and he repurchased the securities as soon as he realized the market was going up. The fact that Mr. Hill promised that he would not sell the Plaintiffs' stock without their authorization is not the kind of statement that would support a claim for securities fraud. Therefore, the Court concludes it does not satisfy the statutory requirements for preemption of the Plaintiffs' state law claims under SLUSA.

As to the Defendants' claimed "omission", Mr. Hill's failure to tell his clients that he was selling their securities and repurchasing them three days later, the facts support a claim for unauthorized trading, but are insufficient to establish securities fraud. The Court has studied the cases which Defendants allege support their position that unauthorized trading alone may state a claim for securities fraud. *See,* Def.s' Reply at 11, note 11, *citing, Village of Arlington Heights v. Poder,* 712 F.Supp. 680, 681 (N.D.Ill.1989); *Hometown S & L Ass'n, F.A. v. Moseley Secs. Corp.,* 703 F.Supp. 723, 724 (N.D.Ill.1988), *declined to follow on other grounds by, First Comics, Inc. v. World Color Press, Inc.,* 884 F.2d 1033 (7th Cir.1989); *Arioli v. Prudential-Bache Secs., Inc.,* 792 F.Supp. 1050 (E.D.Mich.1992); *Cruse v. Equitable Secs. of N.Y., Inc.,* 678 F.Supp. 1023 (S.D.N.Y.1987). Without going through them one by one, the Court notes that in each case, the unauthorized trading took place on more than one occasion, and the unauthorized trades were concealed from the investor. In this case, there were two instances of unauthorized trading three days apart,

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and no evidence of concealment. The Court concludes that this kind of unauthorized trading, without more, does not constitute securities fraud.

Finally, the Court considers the Defendants' argument that the Supreme Court opinion in *Zandford* overrules the holding in *Burns*. Def.s' Reply Br. at 11, *citing Zandford*, 535 U.S. at 825. The Defendants claim that *Zandford* changes the analysis because it recognizes that unauthorized trading may be actionable under § 10(b). Id. The Defendants highlight the Supreme Court's statement in *Zandford*, that "misappropriation is not an essential element of the offense." However, this language needs to be put in context. In *Zandford*, the broker made unauthorized sales from the plaintiffs' accounts and misappropriated the money. *Zandford*, 535 U.S. at 815. By the time one of the clients on the joint account died, all of the money was gone. Id. The Supreme Court stated,

> *9 The fact that respondent misappropriated the proceeds of the sales provides persuasive evidence that he had violated § 10(b) when he made the sales, but misappropriation is not an essential element of the offense. Indeed, in *Bankers Life*, we flatly stated that it was "irrelevant" that "the proceeds of the sale that were due the seller were misappropriated." 404 U.S., at 10, 92 S.Ct. 165, 30 L.Ed.2d 128. It is enough that the *scheme to defraud and the sale of securities coincide.*

Zandford, 535 U.S. at 822 (emphasis added).

This Court agrees with Defendants' observation that misappropriation is not an element of the offense in a § 10(b) violation, but this case lacks more than just a claim of misappropriation. It lacks any claim at all of a scheme to defraud, much less that the scheme to defraud coincided with the sale of securities. Therefore, *Zandford* does not apply.

III. CONCLUSION

In the past, very few securities cases were filed in state court. Plaintiffs tried to get into federal courts with securities fraud claims; defendants tried to keep them out. In the 1990's, the combination of PSLRA and SLUSA turned the tables, and defendants want to get into federal court, in order to dismiss class action plaintiffs' state law claims, and class action plaintiffs want to stay in state court. In order to get into federal court, however, defendants must establish that plaintiffs' complaint alleges a misrepresentation or omission of a material fact in connection with the purchase or sale of securities. The Defendants in this case have failed to establish the essential elements for SLUSA preemption. Therefore, the Defendants' Motion to Dismiss is DENIED. The Plaintiffs Motion to Remand is GRANTED. This case is remanded to Elkhart Superior Court No. 2.

IT IS SO ORDERED.

FN1. The Eighth Circuit considered the same issue and came to the opposite conclusion, determining that 28 U.S.C. § 1442(d) did not bar appellate review on appeal because remand was based on the statutory provision. *Green*, 279 F.3d at 594-95.

FN2. The court observed in a footnote that because the determination of whether SLUSA applies may only be made by reference to what a party has alleged, and not what it could have alleged, courts should be wary of a defendant's attempts to recast the plaintiffs' complaint as a securities lawsuit in order to have it preempted by SLUSA. *Id.*, at 257, FN 12.

2004 WL 926941, 2004 WL 926941 (N.D.Ind.)

END OF DOCUMENT

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Exhibit 4

Only the Westlaw citation is currently available.

United States District Court,
M.D. North Carolina.

Victoria T. MCPHATTER; Alexis M. Schoenthal; and Hugh Q. Smith, on behalf of themselves and others similarly situated, including but not limited to: James Michael McSwain; Deborah M. Michalic; Sharon Alesia Miller; Barbara P. Moore; Shirley J. Moore; John Dennis Morgan; Bettie H. Noblitt; Diane Wilson Shytle; Linda T. Smart; Carol Jean Nash Spencer; Mary Staten Spears; Thelma L. Hardin; Marsha Rollins McKee; Patricia Ann Hanna; Rebecca M. Hopkins; Barbara R. Houston; Cora L. Hudson; Mary L. Huntley; Vivian B. Reichart; Lavonne M. Thompson; Alvin Lewis Underdown; Marion C. Alexander; Kaye Gamble Falls, and Husband, Albert Herman Falls; Nancy B. Fox; William Alonzo Ghent; Betty B. Gilbert; J.W. Kaylor; Janice B. Carter; Linda B. Chitwood; Carolyn B. Evans; Waldene C. Berry; Elaine D. Black; Brenda Y. Burgin; Myra G. Graham; Linda D. Griffin; Dennis R. Hamrick; Faye J. Edrtzberger; Johnny C. Patterson; Brenda M. Perry; Delosie P. Walker; Judith S. Lytle; Allison Grant; Lucinda B. Gardin; Vera P. Clifton; Deborah Davis; Kathryn White; and All Plaintiffs, Plaintiffs,
v.
Jeffrey Lin SWEITZER; Matthew James Muller, Sr.; Samuel Boyce Rankin; Randy Matz; Joseph M. Zentner, Jr.; Other Defendants to be Named; and Salomon, Smith, Barney, Inc., Defendants.

No. Civ. 103CV00170.

Sept. 8, 2003.

Robert Neal Hunter, Jr., Robert G. McIver, Hunter Higgins Miles Elam & Benjamin, PLLC, Tracy Pride Stoneman, Tracy Pride Stoneman P.C., Greensboro, NC, for plaintiffs.

George C. Covington, John H. Culver, III, Kennedy Covington Lobdell & Hickman, L.L.P., Charlotte, NC, for defendants.

MEMORANDUM OPINION

BULLOCK, J.

*1 Victoria T. McPhatter, Alexis M. Schoenthal, and Hugh Q. Smith, on behalf of themselves and others similarly situated (collectively "Plaintiffs"), filed suit in Guilford County, North Carolina, against Jeffrey Lin Sweitzer, Matthew James Muller, Sr., Samuel Boyce Rankin, Randy Matz, Joseph Zentner, Jr., and Salomon, Smith, Barney, Inc. (collectively "Defendants"), alleging various state law causes of action. Defendants removed the case to this court relying on the preemptive force of the Securities Litigation Uniform Standards Act of 1998, 15 U.S.C. § 78bb(f)(2) ("SLUSA"). The parties have agreed to stay all proceedings pending this court's resolution of Plaintiffs' motion to remand. For the reasons that follow, the court will grant Plaintiffs' motion to remand for lack of subject matter jurisdiction.

FACTS

Plaintiffs, or their spouses, are retired BellSouth employees. Plaintiffs allege that Defendants made presentations to BellSouth employees in which Defendants made statements, representations, and promises about rates of growth and the potential for income in Plaintiffs' retirement funds. Based on these representations, Plaintiffs allege that they relied on these statements, retired, transferred out of company accounts lump sum retirement funds, and delivered these funds to Defendants.

Plaintiffs allege that they were targeted by Defendants as a market for Defendants' services because they were eligible for early retirement, having attained thirty years of service, and had access to a lump sum retirement fund. Defendants solicited Plaintiffs as potential clients of their financial consulting services at seminars throughout North Carolina and at BellSouth offices. At these seminars, Defendants provided financial planning projections that showed a twelve percent asset growth per year. The projections contained an express disclaimer that stated that the projections did not "constitute[ ] a solicitation by use [sic] of the purchase or sale of any securities." (Notice of Removal, Compl. at Ex. B.)

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Plaintiffs further allege that individual Plaintiffs met face-to-face with individual Defendants following these seminars. At these individual meetings, a second set of income projections was used to market Defendants' financial planning services. These projections also contained an express disclaimer that stated: "Neither the information nor any opinion expressed constitutes a solicitation by use [sic] of the purchase or sale of any securities." (*Id.* at Ex. C.) The starting point for the second projection was a sum equal to the lump sum pension benefit the individual Plaintiff was eligible to receive or "roll over" from BellSouth if he retired at that time. The projection represented a growth of twelve percent and income yields of nine percent.

Plaintiffs aver that during these meetings Defendants urged Plaintiffs to retire and entrust their funds to Defendants by stating that the individual was financially secure, could make more retired than working, and could live comfortably for a period of time and then be a millionaire. Defendants also allegedly counseled Plaintiffs to pay off debts in anticipation of retirement and frequently urged Plaintiffs to celebrate their new state of financial security by taking a vacation or purchasing a new car. Plaintiffs further aver that, because they were retiring early, receipt of the periodic payments shown on the projections without incurring tax penalties was contingent on the establishment of 72T accounts. Defendants provided this tax planning service as part of their financial consulting services.

*2 Based on the financial planning projections provided by Defendants, Plaintiffs retired and delivered their pension benefits along with other funds to Defendants. Contrary to Defendants promises, however, Plaintiffs did not realize the levels of growth represented by Defendants. Accordingly, many Plaintiffs were compelled to alter the disbursements from their 72T accounts in order to protect the remaining value of their retirement funds. These acts triggered tax penalties that Plaintiffs allege Defendants negligently failed to counsel or warn against despite the fact that Defendants created and managed the accounts.

Plaintiffs' complaint alleges several state law causes of action: breach of fiduciary duty, negligence, negligent representation, breach of contract, aggravated breach of contract, equitable estoppel, unfair and deceptive trade practices, and state RICO. Defendants removed Plaintiffs' suit on the ground that the state law claims are preempted by the SLUSA and moved to dismiss Plaintiffs' suit.

DISCUSSION

A cause of action filed in state court, which originally could have been filed in federal court, may be removed to federal court pursuant to 28 U.S.C. § 1441. The removing party has the burden of establishing the existence of federal subject matter jurisdiction. *Mulcahey v. Columbia Organic Chems. Co., Inc.*, 29 F.3d 148, 151 (4th Cir.1994). Because removal jurisdiction raises significant federalism concerns, removal jurisdiction is strictly construed. *Id.* (citing *Shamrock Oil & Gas Corp. v. Sheets*, 313 U.S. 100, 61 S.Ct. 868, 85 L.Ed. 1214 (1941)). "If federal jurisdiction is doubtful, a remand is necessary." *Id.* Where there is no diversity jurisdiction, federal question jurisdiction is required for removal. *Caterpillar Inc. v. Williams*, 482 U.S. 386, 392, 107 S.Ct. 2425, 96 L.Ed.2d 318 (1987). In determining the existence of subject matter jurisdiction based on federal question jurisdiction, the well-pleaded complaint rule applies. Under the well-pleaded complaint rule, "federal jurisdiction exists only when a federal question is presented on the face of the plaintiff's properly pleaded complaint." *Id.* As a result, the plaintiff, as the master of the complaint, "may avoid federal jurisdiction by exclusive reliance on state law." *Id.*

An exception to this rule is the "complete preemption" doctrine. *Id.* at 393. Under complete preemption, "[o]nce an area of state law has been completely pre-empted, any claim purportedly based on that pre-empted state law is considered, from its inception, a federal claim, and therefore arises under federal law." *Id.* (citing *Franchise Tax Bd. v. Construction Laborers Vacation Trust*, 463 U.S. 1, 24, 103 S.Ct. 2841, 77 L.Ed.2d 420 (1983)). Complete preemption operates to convert a state law claim into a federal question only when there is a "clearly manifested" intent by Congress that a federal statute completely preempt the applicable field of law. *Metropolitan Life Ins. Co. v. Taylor*, 481 U.S. 58, 67, 107 S.Ct. 1542, 95 L.Ed.2d 55 (1987).

*3 Congress has clearly manifested such an intent in the SLUSA. *Green v. Ameritrade, Inc.*, 279 F.3d 590, 596 (8th Cir.2002). Under the SLUSA, state law claims are preempted, and therefore removable, if the claims satisfy the following criteria: (1) the underlying suit is a "covered class action;" (2) the claim is based on state law; (3) the defendant is alleged to have misrepresented or omitted a material fact, or to have used or employed any manipulative or deceptive device or contrivance; and (4) the defendant is alleged to have engaged in such conduct

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"in connection with" the purchase or sale of a "covered security." 15 U.S.C. § 78bb(f)(1); [FN1] *Ameritrade,* 279 F.3d at 596. The parties do not dispute that the first and second criteria described above are satisfied. Accordingly, whether this court may properly exercise subject matter jurisdiction turns on whether Defendants can establish the existence of the remaining criteria.

FN1. The SLUSA provides: "No covered class action based upon the statutory or common law of any State or subdivision thereof may be maintained in any State or Federal court by any private party alleging--(A) a misrepresentation or omission of a material fact in connection with the purchase or sale of a covered security; or (B) that the defendant used or employed any manipulative or deceptive device or contrivance in connection with the purchase or sale of a covered security.

Defendants argue that Plaintiffs' complaint is preempted because their claims are premised on the allegation that Defendants promised a minimum gross rate of return and that rate of return was not realized. Defendants contend, therefore, that the state law claims arise from "misrepresentations in connection with the purchase or sale of covered securities." This characterization of Plaintiffs' complaint, however, ignores the true character and nature of Plaintiffs' state law claims.

Under the SLUSA, "the critical question is whether [Plaintiffs'] ... complaint can reasonably be read as alleging a sale or purchase of a covered security made in reliance on the allegedly faulty information." *Ameritrade,* 279 F.3d at 598. The incidental or tangential involvement of securities does not necessarily result in preemption. *Gray v. Seaboard Secs., Inc.,* 241 F.Supp.2d 213, 220 (N.D.N.Y.2003). Nor is it required, however, that the alleged misrepresentation concern a particular covered security. *See SEC v. Zandford,* 535 U.S. 813, 820, 122 S.Ct. 1899, 153 L.Ed.2d 1 (2002) (construing the "in connection with" requirement of Section 10(b) of the Securities Exchange Act of 1934). Rather, to fall within the preemptive force of the SLUSA, the alleged misrepresentation or fraud must be " 'integral to the purchase and sale of the securities in question." ' *Gray,* 241 F.Supp.2d at 220 (quoting *Pross v. Katz,* 784 F.2d 455, 459 (2d Cir.1986)).

The source of Plaintiffs' complaint does not stems from investment advice as to the purchase or sale of securities. No allegation is made that Plaintiffs bought or sold covered securities in reliance on Defendants' alleged misrepresentations. *See id.* The involvement of securities as alleged in Plaintiffs' complaint is merely tangential. Instead, Plaintiffs' action stems from Defendants' tax advice, retirement counseling, debt management, and financial planning, all of which Plaintiffs contend were negligently provided. Because there is no allegation that Defendants provided investment advice as to the purchase or sale of covered securities, Defendants cannot establish the "in connection with" criteria.

*4 One of the primary considerations in reaching this conclusion is the disclaimer on Defendants' projections. The projections used by Defendants to market their financial and retirement planning services explicitly stated that "[n]either the information nor any opinion expressed constitutes a solicitation by use [sic] of the purchase or sale of any securities." (Notice of Removal, Compl. at Exs. B & C.) This is a significant factor and is one that both Defendants and Plaintiffs relied on during the initial solicitation. As alleged in the complaint, the financial and retirement planning was separate and apart from any eventual purchase of covered securities. *See Zandford,* 535 U.S. at 822 (stating in context of Rule 10(b) of the Securities Exchange Act of 1934 that the "in connection with" requirement is satisfied when "the scheme to defraud and the sale of securities coincide"). There is no allegation that Plaintiffs were deceived in any securities transactions. Nor is there any allegation that Defendants misrepresented or omitted information about any securities that Defendants may ultimately have sold to Plaintiffs.

Rather, Plaintiffs complain about erroneous information, which is unconnected with securities, that was used by Defendants in order to persuade Plaintiffs to retire and contract for their financial consulting services. The allegation that Defendants misrepresented the rate of growth Plaintiffs could achieve is relevant only to the extent that it was used as a means of securing Plaintiffs' agreement to use Defendants' financial consulting services. In the capacity of financial consultants, Defendants counseled Plaintiffs to retire from their current employment, thereby foregoing their salary and benefits, and to elect a lump sum retirement payment in lieu of an annuity. As alleged, Defendants made specific statements to Plaintiffs that they were at that moment financially secure and advised them to rearrange their financial affairs. Defendants also allegedly provided tax advice, but failed to inform Plaintiffs of the tax consequences that would result

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by withdrawing money from their accounts. These representations are the basis of Plaintiffs' complaint and are completely unconnected to the sale or purchase of covered securities.

In marketing their financial, retirement, and tax services, Defendants represented a projected level of growth possible in Plaintiffs' retirement accounts. The projected rates of growth, however, did not concern covered securities. At the time of Defendants' alleged misrepresentations it was equally possible that Defendants would invest in rental property or other assets as it was that Defendants would invest in covered securities. More importantly, Defendants expressly disclaimed that the projections were contingent upon the purchase or sale of securities. Yet Defendants' litigation position is completely at odds with the position they originally took when marketing their services. Accordingly, because the alleged misrepresentations by Defendants were not in connection with the purchase or sale of covered securities, Defendants cannot establish that Plaintiffs' complaint is preempted.

CONCLUSION

*5 For the reasons set forth in this opinion, the court will grant Plaintiffs' motion to remand this action to the Superior Court of Guilford County, North Carolina.

An order in accordance with this memorandum opinion shall be entered contemporaneously herewith.

ORDER

For the reasons set forth in the memorandum opinion filed contemporaneously herewith,

IT IS ORDERED that Plaintiffs' motion to remand [Doc. # 18] is GRANTED, and this action is REMANDED to the General Court of Justice, Superior Court Division, Guilford County, North Carolina.

2003 WL 22113455 (M.D.N.C.)

END OF DOCUMENT

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IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	)	MDL 1586	
	)	Case Nos.	04-md-15861
[ALL TRACKS]	)		04-md-15862
	)		04-md-15863
	)		04-md-15864

DEFENDANTS' OMNIBUS SURREPLY MEMORANDUM OF LAW IN OPPOSITION TO PLAINTIFFS' MOTIONS TO REMAND

TABLE OF CONTENTS

		Page
TABLE OF AUTHORITIES		ii
PRELIMINARY STATEMENT		1
ARGUMENT		3
POINT I	RELIANCE IS NOT AN ELEMENT OF SLUSA REMOVAL	3
POINT II	IN ANY EVENT, THE COMPLAINTS ALLEGE RELIANCE	8
CONCLUSION		13

TABLE OF AUTHORITIES

Cases **Page**

Affiliated Ute v. United States, 406 U.S. 128 (1972) 5n.3

Basic v. Levinson, 485 U.S. 224 (1988) 9n.7, 11

Behlen v. Merrill Lynch, 311 F.3d 1087 (11th Cir. 2002) 5-6, 9

Central Bank of Denver, N.A. v. First Interstate Bank of Denver, N.A., 511 U.S. 164 (1994) 4

Citibank, N.A. v. K-H Corp., 968 F.2d 1489 (2d Cir. 1992) 4

Dudek v. Prudential Sec., Inc., 295 F.3d 875 (8th Cir. 2002) 9

Eckstein v. Balcor Film Investors, 58 F.3d 1162 (7th Cir. 1995) 6-7

Falkowski v. Imation Corp., 309 F.3d 1123 (9th Cir. 2002) 5

Feitelberg v. Merrill Lynch & Co., 234 F. Supp. 2d 1043 (N.D. Cal. 2002), aff'd, 353 F.3d 765 (9th Cir. 2003) 2, 7, 9, 12

Green v. Ameritrade, 279 F.3d 590 (8th Cir. 2002) 6n.4

Grabow v. PricewaterhouseCoopers, 2004 WL 825997 (N.D. Okla. Apr. 5, 2004) 6n.4

Herndon v. Equitable Life Assur. Soc., 253 F. Supp. 2d 1364 (S.D. Ga. 2002), aff'd, 325 F.3d 1252 (11th Cir. 2003) 6

In re USF&G Corp. Sec. Litig., 1993 WL 740188 (D. Md. Feb. 11, 1993) 4

In re Phillips Petroleum Sec. Litig., 881 F.2d 1236 (3d Cir. 1989) 4

In re WorldCom, Inc., 263 F. Supp. 2d 745 (S.D.N.Y. 2003) 7

Riley v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 292 F.3d 1334 (11th Cir. 2002) 2, 7

Rombach v. Chang, 355 F.3d 164 (2d Cir. 2004) 6

Rowinski v. Salomon Smith Barney, Inc., 2003 WL 22740976 (M.D. Pa. Nov. 20, 2003) 9

SEC v. Zandford, 535 U.S. 813 (2002) 3-4, 4n.2

United States v. O'Hagan, 521 U.S. 642 (1997) 4

Virginia Bankshares, Inc. v. Sandberg, 501 U.S. 1083 (1991) 4-5

Winne v. Equitable Life Assur. Soc., 2003 WL 22434215
(S.D.N.Y. Oct. 27, 2003) 7

Statutes

15 U.S.C. § 77k 6

15 U.S.C. § 77l 6

15 U.S.C. § 77p(b) 6

15 U.S.C. § 78bb(f) 6

PRELIMINARY STATEMENT

This brief is respectfully submitted on behalf of defendants in response to certain arguments raised for the first time in plaintiffs' replies to defendants' omnibus memorandum in opposition to the motions to remand, namely, whether "reliance" is an element of SLUSA removal jurisdiction and whether it has been pled here.[1]

Plaintiffs' opening brief pronounced that "[t]he question before the Court on this remand motion is simple and straightforward. Does [SLUSA] preempt common and/or state law class action claims brought on behalf of 'holders' of mutual fund shares?" Plaintiffs proceeded to argue that "holder" claims are not preempted and that, "since the claims at issue here are brought on behalf of 'holders' of mutual fund shares only, SLUSA does not apply." Pl. Mot. at 1 (emphasis added).

Defendants showed in their response that the entire premise of plaintiffs' argument was based on a mischaracterization of their complaints. Defendants demonstrated that the complaints allege claims not only on behalf of "holders," but also on behalf of investors who purchased or sold shares during the period of alleged wrongdoing. Def. Opp. at 7-8, 15-17.

Confronted with their own allegations of purchases and sales, plaintiffs then changed their argument on reply. Plaintiffs argued on reply that removal jurisdiction under SLUSA is lacking because the complaints do not allege that the purchases or sales were made in reliance on defendants' alleged misrepresentations or omissions. Although the word "reliance" appeared nowhere in plaintiffs' opening brief, plaintiffs' reply briefs argued that "reliance" is the

---

1 This surreply has been prepared by the undersigned counsel for the Bank of America Defendants. It has been circulated to the defendants' horizontal steering committee. The Janus Defendants, who are defendants in three of the four actions subject to these motions, join in this memorandum in its entirety.

critical issue for determining whether this Court has removal jurisdiction. Pl. Reply at 11; Sayegh Supp. Reply at 3.

As shown below, plaintiffs' new reliance arguments are without merit. Point I below shows that the legal premise of plaintiffs' argument, that SLUSA removal requires an allegation of reliance, is wrong. Nothing in SLUSA's statutory text requires that a state court plaintiff plead reliance in order for the action to be removable, and there is no basis to import such an obstacle to the removal of securities class actions under that statute. What is more, both the 1934 Securities Exchange Act (the "1934 Act") and the 1933 Securities Act (the "1933 Act") contain SLUSA removal provisions. And while reliance is generally a necessary element of a private claim brought under Section 10(b) of the 1934 Act, reliance is not an element of a claim brought under Section 11 or 12 of the 1933 Act. Two Courts of Appeal and several district courts have held, in reasoning directly applicable here, that it would be improper to graft Section 10(b) elements that are not also Section 11 or Section 12 elements onto SLUSA's removal provisions. See, e.g., Riley v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 292 F.3d 1334, 1346 (11th Cir. 2002); Feitelberg v. Merrill Lynch & Co., 234 F. Supp. 2d 1043, 1051 (N.D. Cal. 2002), aff'd, 353 F.3d 765 (9th Cir. 2003).

Point II below shows that, even assuming reliance is an element of SLUSA removal, this Court has removal jurisdiction. SLUSA does not set forth a "magic language" test; rather, it is the "substance" of plaintiffs' allegations that counts. The four complaints subject to remand motions contain allegations that smack of reliance. The complaints allege that plaintiffs purchased shares "pursuant to" allegedly misleading prospectuses and that defendants breached their "duty of candor," thereby causing harm to the plaintiffs, by "assuring" and "reassuring" "unsuspecting" investors through misrepresentations or omissions that fund managers were pre-

venting market timing. Indeed, if this were not enough, it is difficult to see a situation in which a plaintiff could not circumvent the statute simply by omitting any express allegation of reliance. Plaintiffs' position, in short, would completely re-open the "loophole" that SLUSA was specifically enacted to close.

ARGUMENT

POINT I

RELIANCE IS NOT AN ELEMENT OF SLUSA REMOVAL

Plaintiffs' contention that SLUSA removal contains a "reliance" requirement is wrong. As both plaintiffs and defendants set forth in their opening briefs, there are four elements that must be met in order for a case to be removable under SLUSA. See Pl. Mot. at 6; Def. Opp. at 11. Reliance is not one of these elements, and nothing in the plain language of SLUSA suggests that it is.

While plaintiffs appear to believe that a reliance requirement may be imported into SLUSA through the statute's "in connection with" language, this is simply not the case. The Supreme Court in SEC v. Zandford recently made clear that the "in connection with" requirement of Section 10(b) does not include a reliance element. 535 U.S. 813, 819-20, 822 (2002). In that case, the SEC pursued a civil action under Section 10(b) against a securities broker who had misappropriated and sold securities from an investment account without the consent or knowledge of the defrauded investors. Id. at 815-16. The Supreme Court found that a claim was properly stated under Section 10(b) — and that the "in connection with" requirement was satisfied — because "the scheme to defraud and the sale of securities coincide[d]." Id. at 819-20, 822. The Supreme Court so held even though the defrauded investors did not know about — and thus

could not possibly have relied upon — the conduct at issue at the time of the securities transactions. Id.; see also United States v. O'Hagan, 521 U.S. 642, 656-57 (1997).[2]

To be sure, a private plaintiff suing under Section 10(b) must usually allege and show reliance. But this and other courts have made clear that the "reliance" element of a Section 10(b) claim is separate and distinct from the claim's "in connection with" requirement. See In re USF&G Corp. Sec. Litig., 1993 WL 740188, at *1 (D. Md. Feb. 11, 1993) ("[T]here are five requisite elements in proving a violation of § 10(b): 1) damage . . . 2) caused by reliance on defendants' misrepresentations or omissions . . . 4) in connection with the purchase or sale of securities") (emphasis added); Citibank, N.A. v. K-H Corp., 968 F.2d 1489, 1494 (2d Cir. 1992) (same); In re Phillips Petroleum Sec. Litig., 881 F.2d 1236, 1244 (3d Cir. 1989) (same).

As the Supreme Court has noted, reliance is one of several judicially imposed "limits" on the Section 10(b) implied right of action, having no source in the "text" of the statute. See Central Bank of Denver, N.A. v. First Interstate Bank of Denver, N.A., 511 U.S. 164, 178, 180 (1994) (listing the reliance element as one of several issues that had to be resolved by inferring "how the 1934 Congress would have addressed the issue had the 10b-5 action been included as an express provision in the 1934 Act"). The Supreme Court has grafted reliance and other limits onto Section 10(b)'s implied right of action in order to cabin the scope of the private right of action and to prevent abuses by plaintiffs. Id.; see also Virginia Bankshares, Inc. v. Sandberg,

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[2] The Supreme Court in Zandford expressly rejected plaintiffs' contention here that their claims cannot be considered to be "in connection with" the purchase or sale of securities because they assert claims for breach of fiduciary duty. See Pl. Reply at 6-7, 11. The Zandford court held that, "[a]s in Bankers Life, Wharf, and O'Hagan, the SEC complaint describes a fraudulent scheme in which the securities transactions and breaches of fiduciary duty coincide. Those breaches were therefore 'in connection with' securities sales within the meaning of § 10(b)." 535 U.S. at 825.

501 U.S. 1083, 1091-92 (1991) (the "threat of vexatious litigation" was the motivation behind judicial limitations on the "implied private cause of action for violating § 10(b)").[3]

It would make no sense, however, to impose reliance as an extra-statutory element of SLUSA removal jurisdiction. SLUSA was enacted to prevent abuse by plaintiffs in avoiding the PSLRA by artfully pleading federal securities claims under state law labels. To achieve this purpose, the courts have instructed that SLUSA's "plain language" be read "broadly." Def. Opp. at 20-21. Plaintiffs would have this Court do just the opposite by ignoring SLUSA's plain language and importing an obstacle to SLUSA removal, i.e., the necessity of reliance being pled, that is nowhere present on the face of the statute.

The caselaw confirms that SLUSA removal is appropriate where the "nexus" between the securities transactions at issue and the alleged improper acts satisfies the test set forth in Zandford, without regard to whether the plaintiffs have alleged reliance. In Falkowski v. Imation Corp., the Ninth Circuit, relying on Zandford, held that SLUSA's "in connection with" requirement was satisfied where, as here, the plaintiffs alleged purchases or sales that "coincided" with, or were "more than tangentially related" to, alleged misrepresentations or omissions concerning "the nature of the securities," the "value of [the] securities," or "some other factor with similar connection to the securities themselves." 309 F.3d 1123, 1129-31 (9th Cir. 2002); see also Def. Opp. at 6-7, 11, 13 & n.4; pp. 10-12, infra. The court held that the Zandford test was met where, as here, the alleged misrepresentations or omissions occurred during the same "time period" as the securities transactions at issue. Falkowski, 309 F.3d at 1131; see also, e.g., Behlen

[3] The fact that, in some instances, the courts have dispensed with the reliance requirement further demonstrates that such requirement does not inhere to the "in connection with" language, but rather is purely a judicially created limitation. See, e.g., Affiliated Ute v. United States, 406 U.S. 128, 153-54 (1972).

v. Merrill Lynch, 311 F.3d 1087, 1095-96 (11th Cir. 2002) (holding that SLUSA preemption was appropriate, even though the opinion does not identify any allegation of "reliance" in connection with plaintiff's amended complaint); Herndon v. Equitable Life Assur. Soc., 253 F. Supp. 2d 1364, 1369-70 (S.D. Ga. 2002) (SLUSA removal proper when complaint alleged that plaintiff "unknowingly overpaid [insurance policy] premiums," with no reference to allegations of reliance or the need therefore), aff'd, 325 F.3d 1252 (11th Cir. 2003).[4]

Plaintiffs' contention that reliance is an element of SLUSA removal is also inconsistent with the fact that Congress placed SLUSA's removal language into not only the 1934 Act, see 15 U.S.C. § 78bb(f), but also the 1933 Act, see 15 U.S.C. § 77p(b). Claims under the 1934 Act are brought primarily under Section 10(b), while claims under the 1933 Act are brought primarily under Section 11 (material untrue statements or omissions in registration statements), 15 U.S.C. § 77k, and Section 12 (material untrue statements or omissions in prospectuses and oral communications), 15 U.S.C. § 77l. And while plaintiffs must generally allege reliance to state a claim under Section 10(b), it is well settled that "[n]either Section 11 nor Section 12(a)(2) requires that plaintiffs allege the scienter or reliance elements of a fraud cause of action." Rombach v. Chang, 355 F.3d 164, 169 n.4 (2d Cir. 2004). As the Seventh Circuit put it, "[i]nvestors

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[4] The cases that plaintiffs cite should not be read as holding that reliance is a required SLUSA element. For example, in Green v. Ameritrade, 279 F.3d 590, 598-99 (8th Cir. 2002), the Eighth Circuit did not hold that there was no jurisdiction under SLUSA because plaintiff did not plead reliance. Rather, it held that there was no jurisdiction because plaintiff had not alleged a purchase or sale of securities or, for that matter, a misrepresentation. Id. Significantly, in delineating the SLUSA removal elements, the Green court did not list reliance as one of them. Id. at 596. Likewise, in Grabow v. PricewaterhouseCoopers, 2004 WL 825997, *2-3 (N.D. Okla. Apr. 5, 2004), the court granted plaintiffs' remand motion on the ground that the state claims were not brought on behalf of purchasers or sellers.

who sue under § 11 or § 12 of the '33 Act need not establish reliance . . . ." Eckstein v. Balcor Film Investors, 58 F.3d 1162, 1170 (7th Cir. 1995).

Two Courts of Appeal and several district courts have rejected the argument advanced by plaintiffs here that Section 10(b) elements that are not also Section 11 or 12 elements may be grafted onto SLUSA's removal provisions. In Riley, in reasoning that is directly on point, the Eleventh Circuit rejected the notion that "scienter" is a required element of SLUSA removal:

> More fundamentally, the premise of Performance Plan's argument is incorrect. SLUSA amends both the 1933 Act (15 U.S.C. § 77p) and the 1934 Act (15 U.S.C. § 78bb), preempting claims brought under both statutes. The sections of SLUSA that amend the 1933 Act track the language of §§ 11 and 12(a)(2), and claims under §§ 11 and 12(a)(2) of the 1933 Act do not require a showing of scienter. Thus, SLUSA preempts some claims — namely, those brought under § 11 or 12(a)(2) of the 1933 Act — that lack a scienter requirement. Accordingly, we cannot accept Performance Plan's contention that scienter is the dispositive factor in determining whether a given lawsuit falls within the scope of SLUSA.

292 F.3d at 1346; see also Feitelberg, 234 F. Supp. 2d at 1049-51 & n.4 ("Since SLUSA also amends sections 11 and 12(a)(2) of the 1933 Act, as to those claims SLUSA does not require scienter."), aff'd, 353 F.3d 765 (9th Cir. 2003) (expressly affirming district court's reasoning); Winne v. Equitable Life Assur. Soc., 2003 WL 22434215, at *8 (S.D.N.Y. Oct. 27, 2003) ("there is no reason to read a scienter requirement into SLUSA based on the caselaw arising under § 10(b) . . . . SLUSA amends more than just that provision, including provisions that do not require scienter"); In re WorldCom, Inc., 263 F. Supp. 2d 745, 769-70 (S.D.N.Y. 2003) (applying a nearly identical analysis in dismissing a state law negligence claim pursuant to SLUSA).[5]

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[5] Even if this Court were to import reliance into the SLUSA provisions of the 1934 Act (and find that plaintiffs have not alleged reliance), it would still have removal jurisdiction under the 1933 Act. Defendants properly removed these four actions under both statutes. See Pl. Mot.

This Court should follow these courts and reject plaintiffs' attempt to import reliance into SLUSA's removal provisions. Otherwise, even if a plaintiff suing under the guise of state law pled all of the elements of a Section 11 or Section 12 claim, the claim would nevertheless be allowed to proceed as a state law claim. Such an anomalous result would be directly contrary to Congress's intent in enacting SLUSA.

POINT II

IN ANY EVENT, THE COMPLAINTS ALLEGE RELIANCE

Even assuming that reliance is a required element of SLUSA removal, plaintiffs' argument should be rejected. Plaintiffs are attempting yet again to recharacterize their pleadings. Just as plaintiffs pled purchases and sales of mutual fund shares during the alleged class period, plaintiffs have pled reliance on defendants' alleged misrepresentations and omissions. Indeed, the federal securities class actions, which are brought on behalf of the same investors who comprise the putative classes in the cases in which remand is sought,[6] expressly allege that these in-

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Exs. 1-4. The four complaints are replete with allegations of untrue statements or omissions in defendants' prospectuses and registration statements. See, e.g., pp. 10-12, infra; Def. Opp. at 6-7. And the federal complaints in this proceeding expressly assert Section 11 and Section 12 claims based on the same allegations of misconduct. See, e.g., Compl., Cohen v. Nations Capital Growth Fund, et al., No. 03-CV-6847 (filed in S.D.N.Y.) (attached hereto as Ex. A) ¶¶ 57-62 (Section 11); Compl., Bode v. Bank of America Corp., et al., No. 03-CV-4602 (filed in D.N.J.) (attached hereto as Ex. B) ¶¶ 100-05 (Section 11); Compl., Sussman v. Nations Capital Growth Fund, et al., No. 03-CV-6957 (filed in C.D. Cal.) (attached hereto as Ex. C) ¶¶ 56-61 (Section 11); Am. Compl., Lin v. Bank of America Corp., et al., No. 03-CV-6330 (filed in C.D. Cal.) (attached hereto as Ex. D) ¶¶ 67-72 (Section 11), 73-80 (Section 12).

6 E.g., compare McLain Am. Compl. ¶ 17 (purported class consists of "all shareholders in the Nations Family of funds who owned such shares at any time from January 1, 2001 through and including July 3, 2002"), with Bode Compl. ¶¶ 1, 22 (purported class consists of "all purchasers, redeemers and holders of the mutual fund shares that are the subject of this lawsuit who held, purchased or otherwise acquired shares . . . [in] one or more of the [Nations] mutual funds . . . between October 1, 1998 and July 3, 2003").

vestors are presumed to have relied on the alleged misrepresentations and omissions in defendants' prospectuses. See, e.g., Cohen Compl. ¶¶ 69-70; Bode Compl. ¶ 98; Sussman Compl. ¶ 55.[7]

The fact that the four complaints subject to remand motions do not use the express term "reliance" is of no moment. The law is clear that what matters for purposes of SLUSA is the "substance" of the allegations, which must be read "broadly" to effectuate SLUSA's purpose of making federal court the primary venue for class action securities claims. See Def. Opp. at 10-12, 20-21. Plaintiffs cannot evade SLUSA through "artful avoidance" of "magic language" — such as omitting the specific word "reliance." Feitelberg, 234 F. Supp. 2d at 1051.

The courts have thus held that SLUSA removal is proper even where plaintiffs have artfully avoided the express allegation of a SLUSA element. Courts have found removal jurisdiction under SLUSA where the "essence" of the factual allegations, "fairly read," satisfied the SLUSA elements, Dudek v. Prudential Sec., Inc., 295 F.3d 875, 879-80 (8th Cir. 2002), or where plaintiffs have pled such elements "implicity," Behlen, 311 F.3d at 1095-96. See also, e.g., Feitelberg, 234 F. Supp. 2d at 1051; Rowinski v. Salomon Smith Barney, Inc., 2003 WL 22740976, at *3 (M.D. Pa. Nov. 20, 2003) (while not accepting that reliance is an element of SLUSA jurisdiction, finding, in any event, that "[a]lthough plaintiff is careful to avoid alleging that his stock purchase decisions were affected, plaintiff would not be concerned with the accuracy of SSB's analyst reports unless he intended to, and did, in fact, rely on them in deciding to purchase or sell stock").

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7 In direct contrast to the plaintiffs seeking remand, plaintiffs in the federal cases contend that a presumption of reliance should apply here, apparently relying on Basic v. Levinson, 485 U.S. 224, 242-47 (1988).

Although plaintiffs in the four actions in which remand is sought stop short of using the magic word, they allege reliance in substance. In Sayegh, for example, plaintiff Sayegh alleges that "[e]ach AllianceBernstein Funds investor was entitled to, and did receive, one of the Prospectuses, each of which contained substantially the same materially false and misleading statements regarding the AllianceBernstein Funds' policies on late trading and timed trading and acquired shares pursuant to one or more of the Prospectuses." Compl. (Pl. Mot. Ex. 4) ¶ 138 (emphasis added). Sayegh makes similar allegations of inducement with respect to other fund families, pleading, for example, that class members received "false and misleading statements" regarding Putnam "[p]rior to investing." Compl. ¶ 140 (p. 43) (emphasis added). Sayegh alleges that "mutual fund prospectuses created the misleading impressions that mutual funds were vigilantly protecting against the negative effects of timing" and that the prospectuses contained materially misleading statements "assuring" and "reassuring" investors that they would be protected by fund managers. Compl. ¶¶ 51-52, 72, 112 (emphasis added). Sayegh also alleges that defendants engaged in "an unlawful and deceitful course of conduct" and that defendants, "in clear contravention of their . . . disclosure obligations, failed to properly disclose that select favored customers were improperly allowed to engage in 'market timing' and 'late trading' . . . to the detriment of unsuspecting long-term investors." Compl., Summary of Action (emphasis added).

The allegations in McLain, Vann, and Kaufman likewise allege reliance. Plaintiffs in these actions try to distance themselves from their allegations of misrepresentations and omissions by arguing that their state law claims are breach of fiduciary duty claims and that such disclosure-based allegations are somehow irrelevant to those claims. Pl. Reply at 6-7. But plaintiffs fail to mention that each of their actions expressly alleges that defendants breached their "fiduciary duty of complete candor," i.e., their duty of fair disclosure. McLain Am. Compl.

(Pl. Mot. Ex. 3) ¶¶ 20, 84-85, 91-92; Vann Am. Compl. (Pl. Mot. Ex. 2) ¶¶ 17, 29, 66-67; Kaufman Compl. (Pl. Mot. Ex. 1) ¶ 40. Plaintiffs' repeated allegations that defendants violated their duty of candor, in combination with repeated references to the allegedly misleading disclosures in defendants' prospectuses, demonstrate the falsity of plaintiffs' claim that "[m]isrepresentations, omissions, and manipulative devices are not an element of Plaintiffs' breach of fiduciary duty . . . claims." Pl. Reply at 6.

The factual allegations supporting the fiduciary duty of candor claims contend that class members were misled during the period in which they were purchasing and selling. For example, in McLain, plaintiffs allege that Bank of America "repeatedly assured investors that [market timing] would not be tolerated" and that defendants' "[improper] arrangements [with Canary] were never disclosed to investors." Am. Compl. ¶¶ 49-50, 52 (emphasis added). In Vann, plaintiffs likewise allege that defendants "repeatedly assured investors" that market timing would not be tolerated. Am. Compl. ¶ 40 (emphasis added). And in Kaufman, plaintiffs allege that "Janus undermined its own policy, described in its fund prospectuses, of deterring timing and excessive trading" to the detriment "of unsuspecting long-term mutual fund investors." Compl. ¶¶ 11, 13 (emphasis added); see also ¶ 30. The Kaufman plaintiffs further allege that the Janus prospectus "gave the appearance that market timers were being policed and shut down." Compl. ¶ 32 (emphasis added).

Indeed, as the Supreme Court has recognized in the context of Section 10(b), reliance provides the "causal connection" between the alleged wrongdoing and the alleged harm. Basic, 485 U.S. at 243. Plaintiffs' claims that they were harmed by defendants' alleged breach of their duty of candor thus belies any contention that plaintiffs' complaints do not allege reliance. See, e.g., McLain Am. Compl. ¶¶ 20 (issue is "whether defendants breached their fiduci-

ary dut[y] of . . . candor . . . to the detriment of the Class members"), 84-85, 89, 91-92, 96 (defendants breached their "duty of complete candor" and as a result "plaintiffs and other members of the Class suffered damages"); Kaufman Compl. ¶ 40, Prayer for Relief ("defendants have breached their duty of candor owed to plaintiffs and the Class" and "caused [damages] to them" through such "unlawful conduct"); Vann Am. Compl. ¶¶ 66-67, 71 (the defendants breached their "duty of complete candor to investors," and as a result "plaintiffs and the other members of the Class suffered damages").

*   *   *

Even assuming SLUSA removal requires reliance, plaintiffs' contention that their complaints do not come within SLUSA's purview is tantamount to saying that the substance of the allegations must be ignored and that a complaint must expressly use the word "reliance" to be removable. Plaintiffs' contention would thus allow circumvention of SLUSA simply through the "avoidance" of "magic language." Because "SLUSA would be totally eviscerated" under such an approach, Feitelberg, 234 F. Supp. 2d at 1051, the courts have repeatedly held that this type of pleading gimmick will not defeat SLUSA removal.

CONCLUSION

For the reasons set forth above, plaintiffs' reliance-based arguments, which they raised for the first time on reply, are without legal or factual merit. Nothing in plaintiffs' replies defeats defendants' showing that this Court has removal jurisdiction.

Dated: New York, New York
May 17, 2004

WACHTELL, LIPTON, ROSEN & KATZ

By: /s/ Paul K. Rowe
Paul K. Rowe
Stephen R. DiPrima
Martin J.E. Arms

51 West 52nd Street
New York, New York 10019
(212) 403-1000

James D. Mathias
David Clarke, Jr.
Strider L. Dickson
PIPER RUDNICK LLP
6225 Smith Avenue
Baltimore, Maryland 21209
(410) 580-3000

Attorneys for the Bank of America Defendants

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

IN RE: ALGER, COLUMBIA, JANUS, MFS, ONE GROUP, AND PUTNAM MUTUAL FUND LITIGATION * Case No. 04-md-15863

*****

OPINION

This MDL proceeding encompasses numerous actions, some originally filed in federal court and others removed to federal court, arising from "late trading" and "market-timed" transactions of mutual fund shares. The MDL Panel has named four transferee judges (Judge Catherine Blake, Judge Andre Davis, Judge Frederick Stamp, and myself), and we have organized the cases by family of fund in four separate tracks. Presently pending in the track assigned to me are motions to remand to state court three separate class actions: *Kaufman v. Janus Capital Group, et al., Sayegh v. Janus Capital Corp., et al,* and *Vann v. Janus Capital Group, et al.*[1]

I have concluded to defer ruling upon the motions until a later stage of these proceedings. I will briefly state the reasons I have decided upon this course of action.[2]

A.

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[1]Also pending is a motion to remand in an individual action, *Parisi v. Marsh McLennan Cos., Inc., et al.* Although the Securities Litigation Uniform Standards Act of 1998 ("SLUSA") does not apply to *Parisi* since it is not a class action, *see* 15 U.S.C. § 77p(c), I will defer ruling on that motion as well since its disposition might depend upon whether the plaintiff has a federal cause of action under Rule 10(b)(5) that provides federal question jurisdiction.

[2]In accordance with the procedure we have agreed to follow in ruling upon non-administrative issues, Judges Blake, Davis, and Stamp are not signatories to this opinion. Each of them will enter a separate order regarding the motions to remand in the cases assigned to them. While they may decide to adopt my opinion (with or without elaboration), each of them will exercise independent judgment as to whether to do so.

An action is removable under the Securities Litigation Uniform Standards Act of 1998 ("SLUSA") if four conditions are met: "(1) the suit is a 'covered class action,' (2) the plaintiffs' claims are based on state law, (3) one or more 'covered securities' has been purchased or sold, and (4) the defendant misrepresented or omitted a material fact [or used or employed any manipulative or deceptive device or contrivance] 'in connection with the purchase or sale of such security.'" *Riley v. Merrill Lynch, Pierce, Fenner & Smith, Inc.*, 292 F.3d 1334, 1342 (11th Cir. 2002). It is undisputed here that the first three of these conditions are met. Plaintiffs contend, however, that their claims do not arise from any material misrepresentations or omissions made by defendants (or any manipulative or deceptive device used by defendants) in connection with plaintiffs' purchase or sale of a covered security. Rather, according to plaintiffs, their claims arise from their status as *holders* of mutual fund shares and those claims are not removable under SLUSA.

One apparent fallacy in plaintiffs' contention is that the allegations made in their complaints, particularly in the *Kaufman* and *Sayegh cases*, are broad enough to include within the proposed classes persons who purchased and/or sold mutual fund shares during the class periods. They are not limited to persons who purchased their shares prior to the class period and who continued to hold their shares throughout the class period. *Compare Gordon v. Buntrock*, 2000 WL 556763, at *1 (N.D.Ill. Apr. 28, 2000). The complaints also include averments of material misstatements made in prospectuses pertaining to efforts undertaken by the defendant mutual funds to police and prevent late trading and market-timed transactions. Taken together, these allegations appear sufficient to make the actions removable under SLUSA. *See Riley*, 292 F.3d at 1345; *Cape Ann Investors LLC v. Lepone*, 296 F. Supp. 2d 4, 12 (D. Mass. 2003). *But see Grabow v. PricewaterhouseCoopers*

LLP, 2004 WL 825997 (N.D. Okla. Apr. 5, 2004); *Meyer v. Putnam Int'l Voyager Fund*, 220 F.R.D. 127 (D. Mass. 2004).[3]

B.

As I have indicated, plaintiffs assert that for purposes of SLUSA removability it is their own purchase or sale of securities (or absence thereof) during the class period that should be focused upon in determining whether material misrepresentations or omissions have been made, or manipulative or deceptive devices used, "in connection with the purchase or sale of a covered security." Several courts have adopted this approach. *See, e.g., Riley*, 292 F.3d 1334; *Green v. Ameritrade, Inc.*, 279 F.3d 590 (8th Cir. 2002); *Gutierrez v. Deloitte & Touche, L.L.P.*, 147 F. Supp. 2d 584 (W.D. Tex. 2001). There is, however, an alternative way in which the issue can be analyzed: to focus upon the late trades and market-timed transactions allegedly permitted by the mutual funds and engaged in by the hedge funds.

If that approach were followed, removal of class actions would be proper under SLUSA on that ground alone. 15 U.S.C. § 77p(b)&(c). *Cf. Nekritz v. Canary Capital Partners, LLC*, No. 03-5081 (D.N.J. Jan. 12, 2004). The late trades and market-timed transactions involved "the purchase or sale of a covered security" and, according to the facts alleged by plaintiffs, were

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[3]If persons who bought shares pursuant to a dividend reinvestment program during the class period are deemed to be purchasers for purposes of Rule 10(b)(5), *see Deutschman v. Beneficial Corp.*, 761 F.Supp. 1080, 1087 (D. Del. 1991); *In re Consumers Power Co. Sec. Litig.*, 105 F.R.D. 583, 590 (E.D. Mich. 1985), excluding purchasers from a proposed class for the purpose of avoiding SLUSA removal might result in a substantial reduction in the size of the class in light of the large number of mutual fund investors who are likely to have participated in a dividend reinvestment program.

"manipulative and deceptive." Moreover, these transactions allegedly caused damage to plaintiffs as purchasers, sellers, and holders of covered securities, and part of the alleged wrongdoing involved misstatements of material facts made in mutual fund prospectuses.

The reason for the conventional wisdom that has emerged in denying removal on this basis is that courts have looked to Rule 10(b)(5) and the cases interpreting that rule in considering the meaning of the term "in connection with the purchase or sale of a covered security" as used in SLUSA. In *Blue Chip Stamps v. Manor Drug Stores*, 421 U.S. 723, 95 S.Ct. 1917, 44 L.Ed.2d 539 (1975), the Supreme Court held that a plaintiff must have purchased or sold securities in order to have a cognizable Rule 10(b)(5) claim. Therefore, the courts that have accepted plaintiffs' argument reason that claims asserted by persons who only hold mutual fund shares, rather than purchase and/or sell them, during the class period are not removable.

It appears entirely reasonable and appropriate to consider, as these courts have done, Rule 10(b)(5) and *Blue Chip Stamps* when interpreting the removal provisions of SLUSA. However, the Supreme Court's recent decision in *SEC v. Zandford*, 535 U.S. 813, 122 S.Ct. 1899, 153 L.Ed.2d 1 (2002), suggests that *Blue Chip Stamps* should not be mechanically applied. There, the Court held that in a regulatory enforcement action a Rule 10(b)(5) claim is stated where the alleged fraud "coincides" with the sale of securities. Furthermore, in *Blue Chip Stamps* the plaintiffs never purchased or held any shares. Thus, the context of the Court's decision was far different from the one presented in this litigation.

As the Court acknowledged in *Blue Chip Stamps*, its holding was based primarily upon prudential considerations. Those same considerations appear to weigh strongly in favor of SLUSA

removability. In enacting both SLUSA and the Private Securities Litigation Reform Act ("PSLRA"), Congress has manifested its concern about the proliferation of securities litigation, and the applicability of *Blue Chip Stamps* here must be viewed with those statutes in mind. Moreover, the federal interests at stake in these proceedings are substantial. The alleged wrongdoing giving rise to plaintiffs' claims occurred in the national securities market - a market extensively regulated by federal authorities. Effective, coordinated, and timely resolution of the issues presented in this litigation is important both for the health of the national economy and for the maintenance of public confidence in the mutual fund industry. The appropriate method of pricing mutual fund shares, which is governed by the Investment Company Act and regulations promulgated pursuant to it, is drawn into question by plaintiffs' claims. Although this alone is insufficient to create a federal question for purposes of removability, the effect of decisions made in this litigation upon the regulatory pricing scheme would seem to be a prudential consideration that should be taken into account in determining the scope of SLUSA and the applicability of *Blue Chip Stamps* to holders of mutual fund shares.

The need for a single rule of decision in a complex financial environment in which innumerable institutions and firms participate also appears self-evident. Likewise, fair and equitable treatment of all persons in a definable class who suffered the same type of injury weighs in favor of a uniform federal remedy. Principle, policy, and common sense all appear to dictate that if holders of mutual fund shares suffered dilution of the value of their shares from wrongdoing in a securities market, a national forum should be open to them, regardless of whether or not they purchased or sold shares during the class period, to assure that all who were similarly damaged are similarly treated.

Thus, even recognition of a federal cause of action under Rule 10(b)(5), which would serve

these important federal interests, might well not be barred by *Blue Chip Stamps.*[4] The "danger of vexatious litigation . . . from a widely expanded class of plaintiffs under Rule 10(b)(5)" noted by the Court in *Blue Chip Stamps*, 421 U.S. at 740, 95 S.Ct. at 1927, is not present. The class of potential plaintiffs, although extremely large, is clearly definable: all persons who held shares in the affected mutual funds during the period in which the alleged wrongdoing occurred. Indeed, not recognizing a federal cause of action in the context of these cases might greatly increase the danger of vexatious litigation and tend to "benefit . . . speculators and their lawyers" at the expense of innocent investors. *Id.* at 739, 95 S.Ct. at 1927 (quoting from *SEC v. Texas Gulf Sulphur Co.*, 401 F.2d 833, 867 (2d Cir. 1968)).

I am not now so holding, however. While the issues surrounding the question have been touched upon in the briefing and oral argument on the remand motions, they have not been the primary focus of the parties' attention. Furthermore, other plaintiffs and defendants not parties to the actions sought to be remanded have a significant interest in any ruling on these issues. Therefore, it is appropriate to defer ruling on the present motions, which turn at least in part upon an analysis of the effect of *Blue Chip Stamps* upon removal under SLUSA and also implicate the question of the existence of a federal cause of action for securities holders, until other parties have had the opportunity

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[4]For sake of clarity of analysis, I should perhaps note that an action could be removable under SLUSA on the basis of the purchases and sales made by a hedge fund without the creation of a federal cause of action in favor of mutual fund shareholders under Rule 10(b)(5). In that event, the removed state law claims would be dismissed, *see* 15 U.S.C. § 77p(b), but a derivative action could be maintained on behalf of the shareholders. *See* 15 U.S.C. § 77p(f)(2)(B); *Blue Chip Stamps*, 421 U.S. at 738, 95 S.Ct. at 1926. (Whether such an action could be maintained for persons who held shares during the class period but who have now sold them can be decided when and if it becomes necessary to do so.)

to be heard after consolidated complaints have been filed and any motions to dismiss directed at them have been fully argued.[5]

C.

Plaintiffs will suffer little or no prejudice by a deferral of decision on the remand motions. Counsel in cases that have previously been remanded (before being transferred to this district under 28 U.S.C. § 1407) have agreed to a temporary stay of discovery. Absent such agreement, I have the authority under SLUSA and the PSLRA to order such a stay, 15 U.S.C. §§ 77z-1(b)(4) & 78u-4(b)(3)(D), and it is likely I would grant a stay in any remanded action (including the ones subject to the present motions) to the extent necessary to assure that the state and federal proceedings are effectively coordinated.

For these reasons, I will defer ruling upon the pending motions to remand until a later stage of these proceedings.

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[5]I say "at least until other parties have had the opportunity to be heard after consolidated complaints have been filed and any motions to dismiss directed at them have been fully argued" because it may be that even after motions to dismiss have been argued, I will continue to defer ruling on the remand motions. Lead counsel in these proceedings have indicated they anticipate filing consolidated class complaints asserting state law claims. Presumably, the plaintiffs and members of the putative classes in the cases in which the remand motions have been filed will be members of the classes sought to be certified in the consolidated complaints. If in those complaints non-purchaser/non-seller plaintiffs assert not only state law claims but alternative federal claims as well, it is possible I would deny motions to dismiss without prejudice to the arguments underlying them being renewed at a later stage of these proceedings. Again, I am not prejudging the issue but I can conceive it might be in the interest of the just and expeditious resolution of the class actions to avoid making rulings that in the long run may prove academic, disruptive, and costly to decide. The focus and purpose of these proceedings should be to compensate any persons who have been damaged by any wrongful conduct, not to generate unnecessary counsel fees and other litigation expenses.

Date: June 2, 2004

_______/s/______________________
J. Frederick Motz
United States District Judge

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

IN RE: ALLIANCE, FRANKLIN TEMPLETON, BANK OF AMERICA, and PILGRIM BAXTER	: : : : :	Civil No. 04-md-15862

..o0o..

OPINION

Pending before me are motions to remand certain actions filed in state courts that were removed to the respective federal courts prior to the transfer of the actions by the Judicial Panel on Multidistrict Litigation. I have fully considered the carefully-reasoned opinion of Judge Motz in 04-md-15863, as well as the additional authorities cited by Judge Stamp in 04-md-15864 in adopting as his own the opinion filed by Judge Motz, and I adopt those opinions as my opinion in this matter. Accordingly, I shall defer ruling on any motions to remand filed in this track until a later stage of these proceedings.

/s/
ANDRE M. DAVIS
UNITED STATES DISTRICT JUDGE

IN THE UNITED STATES DISTRICT COURT FOR THE
DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	:	**MDL DOCKET NO. 1586**
In re: Alliance, Franklin Templeton, Bank of America, Pilgrim Baxter	:	**Case No. 04-md-15862 (Hon. Andre M. Davis)**
This Document Relates To	:	
BANK OF AMERICA SUB-TRACK	:	
Finnell v. Bank of America Corp. ***et al.***	:	**No. 04-00-624**

CONSOLIDATED AMENDED FUND DERIVATIVE COMPLAINT

Plaintiff Robert K. Finnell, derivatively on behalf of the mutual funds comprising the NATIONS family of mutual funds (the "Funds"), hereby complain against the defendants as follows:

I. SUMMARY OF THE ACTION

1. This derivative action seeks to recover damages for the Funds for harm inflicted upon them by their own fiduciaries, who breached their fiduciary duties to the Funds, including those arising under Sections 36(b) and 36(a) of the Investment Company Act of 1940 (the "ICA") and Sections 206 and 215 of the Investment Advisers Act of 1940 (the "IAA"), and by those who participated in a manipulative scheme to enrich themselves at the expense of the Funds through rapid in-and-out trading in the Funds, a practice commonly called "market timing" or "timing," and trading in shares of the Funds after the close of the financial markets each day, a practice commonly called "late trading."

2. This Complaint seeks redress for harm caused by the managers and investment advisers of mutual funds who, in order to share in the substantial profits that market timing and late trading generate, combined with the market timers and others, and allowed them to prey upon the Funds to which they owed the highest fiduciary duties of loyalty, candor, and due care. This Complaint also seeks redress for the harm caused by the Trustees of the Funds who failed or refused to perform their fiduciary duties to manage and supervise the Funds and enforce the manager's duties in the best interests of the Funds.

3. Market timing and late trading have been extremely harmful to the Funds. Market timing and late trading have caused hundreds of millions of dollars of harm to the Funds, primarily by inflating transaction costs and administrative costs, and adding unnecessary marketing and distribution costs, all of which are paid by the Funds. Market timing also causes serious, known disruptions to mutual funds and their operations. Market timing forces portfolio managers to keep excess quantities of cash available in the funds to redeem market timers' shares when they sell out a position – cash that otherwise should be used to invest. Trading protocols are upset as capital available for investment fluctuates unpredictably, preventing portfolio managers from implementing their investment strategies for the funds. The effect of this is to reduce the returns earned by the funds.

4. Market timing and late trading have harmed each and every Fund in the Nations family of mutual funds, whether or not the particular fund was the direct victim of market timing or late trading. This is so because some expenses, such as service agent fees, statement costs, transaction costs, and interest charges on borrowing that increase as a result of market timing and late trading, may be shared among all funds in the Nations family, including timed-funds and non-timed funds alike. This is also so because investors have fled all the Funds in the Nations

family of mutual funds, not just the timed funds, following the public disclosure of the market timing and late trading scandal.

5. Because of these and other problems caused by market timers, fund managers for years have had in place policies and practices designed to monitor and deter market timing, including redemption penalties.

6. Conversely, market timing and late trading have been extremely profitable for market timers, and, moreover, impose little risk. Because the price movement of the underlying securities will almost certainly be followed, sometimes within a matter of hours, by a corresponding movement in the price of the funds' shares, the realization of profit on the pricing inefficiency is almost a sure bet. Market timers exploit price inefficiencies inherent in the forward pricing structure of mutual funds.

7. Moreover, timed or late trades cost little or nothing to execute because most timed mutual funds do not charge commissions, or "loads," for trades, thus shifting the transaction costs for market timing from the market timers to the funds themselves. Thus, for example, a one day trade can yield a net gain in excess of 100 percent, while the costs of timing are pushed off on the Funds as the timers move in and out of no-load funds, parking their winnings in liquid cash funds between trades.

8. Market timers and late traders could not reap these profits simply by investing in the securities held in the funds' portfolios, because (a) the timers would bear significant transaction costs and tax consequences if they bought and sold individual securities costs, which are foisted upon the funds under the market timing and late trading scheme, and (b) the underlying securities trade in the open market and are efficiently priced, as opposed to the

inefficient prices of mutual fund shares, which would deny market timers the opportunity to execute trades at unfair prices.

9. In addition to the market timers themselves, who reaped quick and easy profits at the expense of the Funds, the advisers to the Funds and their affiliates also reaped hundreds of millions of dollars in unearned advisory, management, administrative, marketing, and distribution fees from the Funds without disclosing that they permitted, facilitated, encouraged or participated in the improper activity. At a minimum, the advisers failed to detect and/or prevent, market timing and late trading in the Funds – the types of abusive transactions they were obligated to prevent. Simply put, the advisers abandoned their fiduciary duties to the Funds in order to inflate the already huge fees they received from the Funds.

10. Market timing and late trading results from the wholesale abdication of the fiduciary obligations the defendants owed to the Funds. As William H. Donaldson, Chairman of the SEC, recently observed in commenting upon the scandal that has engulfed the entire mutual fund industry:

> The relationship between an investment Adviser and its clients is supposed to rest on a bedrock foundation of fiduciary principles. It is extremely troubling that so much of the conduct that led to the scandals in the mutual fund industry was, at its core, a breach of the fiduciary relationship between investment Advisers and their advised funds. As fiduciaries, Advisers owe their clients more than mere honesty and good faith. Recent experience suggests that all too many Advisers were delivering much less.[1]

11. The market timing and late trading scandal results from the substantial and unresolved conflicts of interest between mutual funds and the investment advisers who create and manage the funds. Those conflicts of interest have manifested themselves in widespread

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[1] Opening Statement at an open Commission meeting on May 26, 2004 (available at http://www.sec.gov/news/speech/spch052604.htm).

instances of improper market timing and late trading in the mutual funds, all to the detriment of the Funds.

12. The nature and extent of those conflicts of interest, the market timing they led to, and the adverse impact they caused to the Funds were known by certain of the Trustees of the Funds, who nonetheless approved or ratified the Fund Advisers' management agreements each year, and were not adequately disclosed to or understood by the Trustees of the Funds, who approved or ratified the Fund Advisers' management agreements each year despite the harm the Advisers caused or permitted to the Funds and who approved or ratified plans permitting the Advisers to charge and collect marketing and distribution fees under Rule 12b-1 of the SEC promulgated under the ICA in violation of the Trustees' own duties to the Funds. As part of the settlements it reached with the regulators, Bank of America ("BOA") BOA agreed that eight members of the Nations Funds Board of Trustees would be replaced within the year because they approved a market timing arrangement.[2] This is the only settlement with any mutual fund family that provides for the ouster of board members.

13. This action is brought by shareholders of the Funds on behalf of the Funds to recover damages for the Funds from those who are responsible for the wrongdoing and from those who profited, directly or indirectly, from the wrongdoing. These damages include, but are not limited to:

(a) forfeiture and return of the management, administration, distribution, and marketing fees and all other compensation paid to the investment Adviser and its affiliates during the period of market timing and late trading;

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[2] Six months after the settlement, the independent board Trustees remain the same.

(b) damages to the Funds for profits earned by the Fund Adviser and its affiliates (including officers and employees of the Fund Adviser) from market timing or late trading arrangements;

(c) damages to the Funds for direct and indirect injury, including increased transaction costs, liquidity costs, tax expenses, and lost investment opportunities, caused by market timing or late trading; and

(d) damages to the Funds for 12b-1 fees paid to the Fund Adviser and its affiliates (including third-parties) in excess of the corresponding economic benefit to the Funds.

14. This action is also brought by shareholders on behalf of the Funds to obtain injunctive relief for the Funds, including but not limited to:

(a) rescission of the Adviser's management and other agreements with the Funds;

(b) rescission of the 12b-1 Plans adopted by the Funds;

(c) removal of the Fund Adviser and its affiliates that manage and perform other services for the Funds; and

(d) removal of each of the Trustees of the Funds named in this Complaint and replacing them with independent Trustees.

II. JURISDICTION AND VENUE

15. This Court has jurisdiction over this action pursuant to Section 44 of the ICA, 15 U.S.C. § 80a-43, Section 214 of the IAA, 15 U.S.C. § 80b-14, and 28 U.S.C. § 1331(a).

16. This Court also has supplemental jurisdiction, pursuant to 28 U.S.C. § 1367(a), over the state law claims asserted herein because they arise out of and are part of the same case or controversy as plaintiffs' federal claims.

17. Venue is proper in the transferor districts because some or all of the Defendants are incorporated or conduct business in and/or some of the wrongful acts alleged herein took place or originated in those judicial districts. Venue is also proper in this District of Maryland because some of the wrongful acts alleged herein took place or originated in this judicial district.

18. In connection with the acts and practices alleged herein, defendants directly or indirectly used the instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications, and the facilities of the national securities markets and national securities exchanges.

19. This is a consolidated amended complaint filed pursuant to an Order of the Judicial Panel on Multidistrict Litigation, captioned *In re Mutual Fund Investment Litigation*, MDL Docket No. 1586, centralizing pretrial proceedings in these actions in this Court. To preserve the filing dates of the original complaints for purposes of any applicable statutes of limitation and all other defenses based upon the passage of time, the plaintiffs herein expressly reserve the right to seek transfer of these actions back to the transferor courts at the conclusion of pretrial proceedings.

III. PARTIES

20. The Plaintiff is as follows:

(a) Plaintiff Robert K. Finnell, a resident of Floyd County, Georgia, purchased shares of the Marisco Fund on March 20, 2002 and continues to hold such shares.

The Bank of America Defendants

21. The Bank of America Defendants are the entities which manage and advise the Nations Funds:

(a) Defendant Bank of America Corporation ("BOA"); a Delaware corporation, is a financial services holding company with its headquarters at Bank of America

Corporate Center, 100 N. Tryon Street, Charlotte, North Carolina. BOA is a bank holding company and a financial holding company that provides a diversified range of banking and non-banking financial services and products. Among its financial service offerings is the Nations Funds mutual fund family. On its website, the Nations Funds describes itself as "a nonbank affiliate of Bank of America" that "within a single fund family . . . offers a spectrum of choices to help investors pursue a lifetime of financial goals."

(b) Defendant Bank of America, N.A. ("BOA N.A.") is a wholly owned banking subsidiary of BOA, with its principal place of business located at One Bank of America Plaza, Charlotte, North Carolina.

(c) Defendant Banc of America Advisers, LLC ("BOAA") is a North Carolina limited liability company with its principal place of business located at One Bank of America Plaza, Charlotte, North Carolina. BOAA managed and advised the Nations Funds until January 1, 2003. Until that same date, BOAA was also the co-administrator of the Fund with Stephens Inc.[3]

(d) Defendant Banc of America Capital Management LLC ("BACAP") is a wholly-owned subsidiary of BOA and has been the investment adviser and manager for the Nations Funds since January 1, 2003. BACAP is the investment adviser to over 70 mutual fund portfolios in the Nations Funds family. BACAP and its affiliates manage more than $196 billion in the Nations Funds family. BACAP, as investment adviser to the Funds, is responsible for the overall management and supervision of the investment management of each fund and it selects and manages the investments of the Funds for which no sub-adviser is employed. BOAA and BACAP are referred to as the "Adviser Defendants".

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[3] Stephens Inc. is named as a defendant at ¶31(a)

(e) Defendant BACAP Distributors, LLC ("BACAPD") is a limited liability company with its principal place of business located at One Bank of America Plaza, Charlotte, North Carolina. BACAPD is a wholly owned subsidiary of BOA N.A. BACAPD is a registered broker/dealer and is a member of the National Association of Securities Dealers and Securities Investors Protection Corporation. Since January 3, 2003, BACAPD has served as the distributor and administrator to the Nations Funds. As the Nations Funds' administrator, it is responsible for overseeing the administrative operations of the Nations Funds. Its responsibilities include processing purchases, sales and exchanges, calculating and paying distributions, keeping shareholder records, preparing account statements and providing customer service. Prior to January 1, 2003, BACAPD was known as Bank of America Advisers, LCC ("BOAA"). BACAPD and Stephens, Inc. are referred to as the "Distributor Defendants".

(f) Defendant Banc of America Securities LLC ("BAS"), a Delaware limited liability company, is a wholly-owned subsidiary of NationsBanc Montgomery Holdings Corporation, which is itself a wholly owned subsidiary of NB Holdings Corporation. NB Holdings Corporation is wholly owned by BOA. BAS, a registered broker-dealer, is a full-service United States investment bank and brokerage firm with principal offices in San Francisco, California; New York, New York; and Charlotte, North Carolina. BAS is also registered as an investment Adviser pursuant to the Investment Advisers Act of 1940. In its capacity as broker-dealer, BAS accepts, executes and clears orders for hundreds of mutual funds, including the Funds.

The Officer Defendants

22. The Individual Defendants are as follows:

(a) Defendant Robert H. Gordon ("Gordon"), a resident of Scarsdale, New York, was at all relevant times the President and Chairman of BACAP. Defendant Gordon resigned or was fired from BOA on or about September 12, 2003 and was replaced as President and Chairman of BACAP and Nations Funds by Richard D. Martini.

(b) Defendant Richard D. Martini ("Martini"), a resident of Park Ridge, Illinois, was, since 2001, President of Asset Management. On or about September 12, 2003, Martini replaced Gordon as President and Chairman of BACAP and Nations Funds. Martini retired on or about April 1, 2004.

(c) Defendant Theodore C. Sihpol ("Sihpol"), a resident of New Canaan, Connecticut, was a broker at BAS. During the relevant time period, Sihpol was a registered investment adviser and broker-dealer at BAS' high-net worth group located in New York. On or about September 16, 2003, Sihpol was fired.

(d) Defendant Charles D. Bryceland ("Bryceland"), a resident of Bronxville, New York, was the Branch Manager of BAS and Theodore Sihpol's immediate boss. On or about September 12, 2003, Bryceland was fired.

The Trustee Defendants

(e) Defendant William P. Carmichael ("Carmichael") is the Chairman of the Board of Trustees. He is 60 years of age and has served as a Trustee since 1999. Prior to that, starting in 1998, Carmichael was the Senior Managing Director of the Suceession Fund, a company formed to advise and buy family owned companies. He retired from that position in April 2001 and remains retired. During the fiscal year ended March 31, 2002, he received $38,032 for his services as a Trustee.

(f) Defendant William H. Grigg ("Grigg") is 71 years of age and has served as a Trustee since 1999. Grigg was previously employed as the Chairman and Chief Executive

Officer of Duke Power Co. Grigg has been retired since 1997. During the fiscal year ended March 31, 2002, he received $120,950 for his services as a Trustee.

(g) Defendant Thomas F. Keller ("Keller") is 72 years of age and has served as a Trustee since 1999. Since 1974, Keller has been a Professor of Business Administration at Fuqua School of Business at Duke University and was Dean of the School from July 1999 through June 2001. He is currently retired. During the fiscal year ended March 31, 2002, he received $120,950 for his services as a Trustee.

(h) Defendant Carl E. Mundy, Jr. ("Mundy") is 68 years of age and has served as a Trustee since 1999. From May 1996 to May 2000, Mundy was employed as President and Chief Executive Officer of Worldwide USO. Prior to that, Mundy was a commandant in the United States Marine Corps, from July 1991 to July 1995. During the fiscal year ended March 31, 2002, he received $94,500 for his services as a Trustee.

(i) Defendant Dr. Cornelius J. Pings ("Pings") is 75 years of age and has served as a Trustee since 1999. Pings is retired. Prior to that, Pings was the President of the Association of American Universities from Feb. 1993 through June 1998. During the fiscal year ended March 31, 2002, he received $94,500 for his services as a Trustee.

(j) Defendant Minor M. Shaw ("Shaw") is 56 years of age and has served as a Trustee since 2003. Shaw is employed as the President of Micco Corporation and Mickel Investment Group.

(k) Defendant Charles B. Walker ("Walker") is 65 years of age and has served as a Trustee since 1999. Walker was the Vice Chairman and Chief Financial Officer at Albermale Corporation until February 2003 when he retired from that position. During the fiscal year ended March 31, 2002, he received $94,500 for his services as a Trustee.

(l) Defendant Edmund L. Benson, III ("Benson") is 67 years of age and has served as a trustee since 1999. He is the employed as the President and Treasurer of Saunders & Benson, Inc.

(m) Defendant James B. Sommers, ("Sommers") is 65 years of age and has served as a trustee since 1999. He is otherwise retired.

(n) Defendant Thomas S. Word, Jr. is 65 years of age and has served as a trustee since 1999. He is a Partner at the Law Firm of McGuire, Woods, Battle & Boothe LLP.

(o) Defendant Gerald Murphy, ("Murphy") is 44 years of age and has served as the Fund's Treasurer since 2003. He also serves as a Senior Officer for other Bank of America-affiliated entities, including various registered and unregistered funds.

(p) Defendant Robert B. Carroll, ("Carroll") is 44 years of age and has served as the Fund's Secretary since 2003. He also serves as a Senior Officer for other Bank of America-affiliated entities, including various registered and unregistered funds.

23. The Trustees are appointed by the other members of the Board of Trustees, either in response to or in anticipation of a vacancy on the Board, and serve an indefinite term.

24. The Trustees hold legal title to the assets of the Nations Funds and are responsible for protecting the interests of Nations shareholders, for general oversight of each Nations Fund's business, and for assuring that the funds are managed in the best interest of shareholders. The Trustees have to work with the Trust Officers from BOAC and BACAP to establish policies and oversee the activities of the Fund. *See e.g.,* the Bank of America Corporation Annual Report, for the fiscal year ending December 21, 2003 and filed on March 1, 2004.

25. Although all members of the Board of Trustees are charged with the Fiduciary duty of protecting shareholders' interests when supervising and overseeing the management and

operations of the Trust, the Trustee Defendants, because they are independent Trustees, have particular responsibilities for assuring that the Trust's Funds are managed in the best interest of shareholders. *See, e.g.*, the Bank of America Corporation Annual Report, for the fiscal year ending December 21, 2003 and filed on March 1, 2004.

26. Each of the Bank of America Defendants and the Trustee Defendants owed to the Nations Funds and their shareholders the fiduciary duties of loyalty, candor and fair dealing, and, under the Investment Company Act, owed the duty to refrain from charging or collecting excess compensation or other payments for services in order to preserve the Funds' property and assets, the duty not to place their own financial interests above those of the Nations Funds and their shareholders, and the duty of full and candid disclosure of all material facts thereto.

27. Each of the Bank of America Defendants owed to the Nations Funds and their shareholders the fiduciary duty not to engage in deceptive contrivances or schemes, acts or transactions or courses of business that operate as a fraud on the Nations Funds and their shareholders. The acts of the Bank of America Defendants alleged in the Complaint constitute willful malfeasance, bad faith or gross negligence and reckless disregard to their duties to the Funds.

[¶¶28 THROUGH 30 ARE INTENTIONALLY LEFT BLANK]

31. Additional defendants are as follows:

(a) Canary Capital Partners, LLC ("Canary"), is a New Jersey limited liability company with its principal offices in Secaucus, New Jersey. At all relevant times, Canary was a hedge fund engaged in the business of late trading and timing mutual funds. Canary Capital Partners, Ltd. ("CCP Ltd."), is a Bermuda limited liability company. At all relevant times, CCP Ltd. was also a hedge fund engaged in the business of timing mutual funds. Canary Investment

Management, LLC ("CIM"), is a New Jersey limited liability company with its principal offices in Secaucus, New Jersey. At all relevant times, CIM managed the assets of Canary and CCP Ltd. in exchange for a fee equal to 1.5 percent of the assets of Canary plus 25 percent of the profits above a certain threshold. As of July 2003, CIM had received approximately $40 million in Canary management and incentive fees. The size of these fees reflects the phenomenal success Canary enjoyed both in terms of its trading results and the amount of capital it was able to gather in the fund.

(b) Edward J. Stern ("Stern") is a resident of New York County, New York and at all relevant times was the Managing Principal of Canary, CCP Ltd. and CIM. Non-party Noah Lerner ("Lerner") was at all relevant times an employee of Canary. Non-party Andrew Goodwin ("Goodwin") was at all relevant times up to 2001 an employee of Canary.

(c) Canary, CCP Ltd., CIM, and Stern are collectively referred to herein sometimes as "Canary." In September 2003, Canary reached a settlement of charges filed against it by the Attorney General of the State of New York.

(d) Pritchard Capital Partners LLC ("Pritchard"), a Louisiana limited liability company, is a registered investment adviser and broker-dealer headquartered at 2001 Lakeshore Drive, Mandeville, Louisiana. Pritchard was an active participant in the unlawful scheme alleged herein.

(e) Stephens Inc. ("Stephens") is a full service, privately owned Investment Bank with its headquarters in Little Rock, Arkansas. From September 1, 1993 until January 3, 2003, Stephens was the Nations Funds' sole distributor. From December 1, 1998 and until January 3, 2003, Stephens was the distributor and co-administrator of the Nations Fund with BOAA. Stephens and BACAPD are referred to as the "Distributor Defendants".

(f) Defendant Trautman Wasserman & Company, Inc. ("Trautman"), a Delaware corporation, is a registered investment adviser and broker-dealer headquartered at 500 Fifth Avenue, Suite 1440, New York, New York. Trautman was an active participant in the unlawful scheme alleged herein.

32. Nominal defendants are as follows:

(a) The Nominal Defendant is the Nations Fund Trust, a Delaware Statutory Trust, the Registrant and issuer of the shares of the more than 70 mutual funds in the Nations family of funds. The Nations Funds invest in equity and debt securities allowing the smaller investor to diversify his or her investment portfolio through the selection of assets by the Adviser Defendants.

IV. STATEMENT OF FACTS

A. General Factual Allegations

(1) Introduction

33. Mutual funds enable small investors to invest long-term capital in the stock and bond markets. Specifically, mutual funds were intended to enable small investors to (a) accumulate diversified stock portfolios for retirement or other long-term investing with smaller amounts of capital than otherwise would be required for such investing, (b) avoid the transaction costs that ordinarily accompany stock and bond trades, and (c) utilize the services of professional investment Advisers whose services otherwise would not be available at affordable prices.

34. Investors contribute cash, buying shares in the mutual fund, the number of which is directly proportionate to the amount of the investment. Mutual fund shares are issued pursuant to prospectuses that must comply with the Securities Act of 1933 and the Investment Company Act. The investor's cash is then used by the mutual fund to purchase such securities as are consistent with the stated investment goals and objectives of the mutual fund in the Prospectus.

35. Mutual funds typically hold no assets other than cash and the securities purchased for the benefit of their shareholders and engage in no investment activities of their own.

36. Mutual funds typically have no employees. Although funds may have officers, the portfolio managers and all of the officers are employees of the investment adviser. The adviser "sponsors" the funds and as a practical matter is responsible for the initial creation of the funds and the creation of new funds in the series.

37. Whether corporation or trust, typically all of the Trustees are the same individuals and have the same responsibilities, the only difference between Trustees being the form of entity they serve. Trustees have ultimate responsibility for the funds.

38. Each of the funds is created and sponsored by the adviser and is managed under the supervision of approximately 12 trustees. The same trustees have supervised all the funds at all times relevant hereto, and their meetings for all the Funds occur at or about the same time. Each of the funds has the same adviser, who in turn appoints the same trustees, the same distributor, the same custodian, and the same transfer agent for all the funds, all of whom serve indefinite terms. The agreements between the funds and each of these entities are substantially identical form agreements, with only minor differences in fee percentages. In many instances, the funds share costs among themselves. In substance, all the funds are operated as a single *de facto* entity. Plaintiffs therefore bring this action as a derivative action on behalf of the entire Nations family of funds, as well as on behalf of the particular Funds in which they invested.

39. The trust or corporation contracts with an adviser or manager to handle the day-to-day operations of the fund including making investment decisions, although the trustees retain ultimate responsibility for the fund. The adviser or the trust will enter into contracts with other entities, which in almost all instances are affiliates of the adviser, for investment advisory

servicing (adviser, sub-adviser), selling or underwriting (distributors), shareholder relations and other back-office services (administrator). Each of these affiliates typically will be paid a percentage of the adviser's fee, a percentage of the assets under management, or a transaction fee from the Net Asset Value of the fund.

40. Mutual fund advisers charge and collect substantial management, administration, marketing and distribution, and other fees and compensation from the funds as a percentage of assets under management. Mutual fund advisers have a direct economic incentive to increase the amount of assets in the funds, and thus their own fees and compensation.

(2) NAV Pricing

41. Mutual fund shares are priced once each day, usually following the close of financial markets in New York at 4:00 p.m. Eastern Time. The price, known as the Net Asset Value ("NAV"), reflects the closing prices of the securities in a particular fund's portfolio, plus the value of any uninvested cash that the fund manager maintains for the fund and minus any expenses accrued that day. Although mutual fund shares are bought and sold all day long, the price at which the shares trade does not change during the course of the day. Orders placed any time up to 4:00 p.m. are priced at that day's NAV, and orders placed after 4:00 p.m. are priced at the next day's NAV. This practice is known as "forward pricing" and has been required by law since 1968.

42. Because NAV is set just once at 4:00 p.m. every day under the forward pricing rule, each day's NAV is inefficient. This is because the NAV has not incorporated the material information affecting the prices at which the underlying securities will trade by 4:00 p.m. Thus, the prices at which mutual funds trade are often "stale." In addition, mutual fund prices do not always reflect the true value of the stocks or bonds, especially thinly-traded securities or

securities with high price volatility, but low trading volume, such as especially mid-cap, small-cap, and sector stocks, or high-yield and municipal bonds.

43. Forward pricing gives rise to a number of manipulative practices, all of which may be characterized as "market timing." These manipulative practices exploit the inefficiency of forward pricing in a number of ways involving short-term "in-and-out" purchases and redemptions of mutual fund shares that are "timed" to precede small movements in the market prices of the securities in which a fund invests before the NAV reacts to the price changes.

(3) <u>Market Timing Transactions</u>

44. Market timing transactions are frequently referred to as "round trips," because market timing involves a purchase made in anticipation of a near-term price increase that will trigger a quick sale. For example, in the case of international funds that are inefficiently priced because, as a result of domestic and foreign markets operating at different times, the last-trade prices in the foreign markets have not yet incorporated movements in the United States markets, the round trips will occur within a short time frame, often within one or two days. In other cases, such as bond funds – where the price inefficiency lasts longer because the information that causes the security to be re-valued takes longer to be disseminated by the financial markets – the duration of the round trip will be slightly longer.

45. Market timing frequently includes or consists of "late trading," in which market timers are permitted to purchase or sell mutual fund shares after the close of trading but at the same prices as other investors who must trade the shares during the day to get that day's NAV.

46. Market timers employ a variety of trading strategies to profit from small increases in the market prices for stocks and bonds in which the mutual funds invest by purchasing mutual fund shares before increases in the underlying securities affect the fund's NAV and redeeming fund shares after the NAV has risen.

47. Many market timers purchase mutual funds when trading models analyzing performance trends indicate that prices of the underlying securities (and consequently the fund's NAV) will rise in the short-term. For example, when a market timer's trading model indicates that the stocks of companies with small market capitalization will rise in the short term, the trader acquires small cap mutual fund shares in order to capture the benefit of the price rise. The market timer who purchases small cap fund shares then redeems those shares once the predicted rise occurs.

48. By purchasing and selling mutual fund shares, rather than the underlying small cap stocks, market timers avoid transaction costs such as commissions on each purchase and sale of stock, costs that are borne by the fund itself.

49. Another market timing scheme is designed to take advantage of the fact that some NAVs are calculated using "stale" prices for the securities in the Fund's portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated.

50. One type of stale price market timing is "time zone arbitrage," which takes advantage of the fact that funds consisting primarily of foreign securities may calculate NAV based on stale prices. A typical example is a U.S. mutual fund that invests in Japanese securities. Because of the time zone difference, the Japanese market closes at 2:00 a.m. New York time. When the NAV is calculated at 4:00 p.m. in New York, it is based upon market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it opens later, the stale Japanese prices will not reflect the price change and the fund's NAV will be artificially low. A trader who buys the

Japanese fund at the "stale" price is virtually assured of a profit that can be realized the next day by selling those same shares once the NAV is adjusted to reflect the price increase.

51. Predictable next-day price changes in foreign securities are not exploitable by trading in the securities themselves because those shares tend to re-price as soon as trading resumes the next day. By the time a trader can buy the securities, the market price has risen to reflect the new information. However, market timers can exploit the pricing of mutual fund shares because the funds are not re-priced in response to information that becomes available while the foreign market is closed until the following day, effectively allowing market timers to buy stock at yesterday's prices.

52. Another market timing scheme seeks to take advantage of inefficiency in the pricing of certain municipal, corporate, and mortgage bonds. These bonds are not efficiently priced by the market, and consequently their prices tend to lag the prices at which more efficiently priced bond futures trade. Market timers exploit this phenomenon by purchasing (or selling) shares of a municipal bond fund that invests in such bonds on days when the prices for bond futures rise (or fall), and do so at "stale" prices. Market timers employing this trading scheme sell (or purchase) these mutual fund shares a day or two later once the prices of the bonds have "caught up" to the prices of the bond futures, thus earning huge profits with little or no corresponding risk.

53. Yet another market timing scheme is "liquidity arbitrage." Under this scheme, a trader seeks to take advantage of stale prices in certain infrequently traded investments, such as high-yield bonds or the stock of small capitalization companies. The fact that such securities may not have traded for hours before the 4:00 p.m. closing time can render the fund's NAV stale, and thus open it to being timed.

(4) Late Trading

54. Because of forward pricing, mutual funds are also susceptible to a manipulative practice known as "late trading." Late trading, either in conjunction with market timing or as a separate manipulative trading scheme, is the unlawful practice of allowing some investors to purchase or redeem mutual fund shares ***after*** 4:00 p.m. at that day's NAV, even though such after-hours trades should be priced at the next day's NAV.

55. Late traders seek to take advantage of events that occur after the close of trading, such as earnings announcements, by purchasing shares of mutual funds on good news or redeeming shares on bad news at prices that do not reflect those events and are therefore under- or over-valued, respectively. "Late trading can be analogized to betting today on yesterday's horse races."[4] The manipulative device virtually eliminates investment risk.

56. The late trader's arbitrage profit comes dollar-for-dollar out of the mutual fund that the late trader buys or redeems. When the late trader redeems his shares and claims his profit, the mutual fund manager has to either sell stock or use cash on hand – stock and cash that belong to the fund and its shareholders and would otherwise remain invested – to give the late trader his gain. The late trader's profit is revenue withheld from the mutual fund. The forward pricing rule was enacted to prevent precisely this kind of abuse. *See* 17 C.F.R. §270.22c-1(a).

57. Late trading can be accomplished in at least two different ways. The first way market timers are able to trade late is by making arrangements with a mutual fund adviser or a third-party intermediary who has made arrangements with a mutual fund adviser to have access to a trading terminal after the close of trading at 4:00 p.m. each day. Defendant BAS provided trading terminals to at least three broker-dealers that engaged in market timing and Canary– in

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[4] *State of New York v. Canary Capital Partners et al.*, Supr. Ct. of N.Y., ¶ 10 ("NYAG Complaint").

effect, making them branch offices of BAS, but unencumbered by BAS's obligation to adhere to the forward pricing rule – giving them the ability to place orders for mutual fund shares as late as 6:30 p.m. Pacific Time, more than five hours after the financial markets closed in New York each day.

58. Market timers are also able to trade late by making arrangements with intermediaries, such as broker-dealers, trust companies, and other clearing agents, to combine the market timers' trades with other mutual fund purchases or redemptions each day, which are processed as batch orders. These intermediaries net purchases against redemptions, and submit the net orders to a mutual fund's transfer agent through the Mutual Fund Settlement, Entry and Verification Service ("FundSERV"), an automated system operated by the National Securities Clearing Corporation ("NSCC"), the only registered clearing agency that operates an automated system for processing mutual fund orders.

59. Although orders must be submitted to the intermediary broker-dealers, banks, and retirement plans before 4:00 p.m. Eastern Time, SEC rules permit those intermediaries to forward the order information to FundSERV or transfers agents at a later time. Often intermediaries process orders in the early evening. The entire process, ending in processing of orders by the transfer agent, is typically completed in the middle of the night.

60. Late traders have found numerous ways to exploit the forward-pricing regime to their advantage. For example, some intermediaries allowed certain preferred investors to place orders after the 4:00 p.m. cutoff, but before orders were submitted to transfer agents. These intermediaries sometimes blended late trades with legitimate trades in the net order information submitted to FundSERV in order to conceal the late trading. In other cases, late traders placed orders before the 4:00 p.m. cutoff, but were permitted to cancel or retract the orders after 4:00

p.m. Similarly, some intermediaries have permitted late traders to alter orders after 4:00 p.m. Finally, some late traders were given trading platforms, integrated hardware-software systems that allowed them to trade mutual fund shares directly without using an intermediary to submit orders to FundSERV. In some cases fund managers themselves permitted and aided late trading by fund investors.

61. Late traders were not necessarily restricted to trading in any single fund family through these schemes. Often intermediary broker-dealers sell shares of many different fund families through "Supermarkets." It is not unusual for a single Supermarket to offer thousands of mutual funds. By gaining access to the trading platform of a fund Supermarket, a market timer could late trade all of the funds in that Supermarket. Likewise, a market timer could late trade many different mutual funds through agreements with broker-dealers who operate a fund Supermarket.

62. Market timing was not limited to third parties who acted either alone or in complicity with intermediaries to time mutual funds. Fund insiders, like advisers, managers, and portfolio managers, sometimes unfairly availed themselves of the opportunity that market timing provided for quick profits at the expense of the mutual funds.

(5) <u>Mutual Fund "Short Selling" Strategy</u>

63. A corollary to market timing used by some investors pursuing market timing strategies involved shorting the underlying securities that make up a fund portfolio. Using this technique timers were able to profit in both rising and falling markets. Generally, fund managers do not disclose the portfolio holding information of the funds they manage. Although this information is disclosed in semi-annual and annual reports, the information is not current when it becomes publicly available. In fact, portfolio managers are generally protective of this information and will not disclose it to individual investors and fund trackers like Morningstar.

However, some fund insiders provided detailed information regarding the portfolio holdings of funds to market timers. The market timers could then buy the fund and simultaneously sell short[5] a basket of stocks that mirrored the fund's holdings, leaving the timer overall market neutral. If the value of the underlying securities increased, the timer would sell the shares of the fund earning a quick profit. When the value of the underlying securities decreased the timer would close out the short position, again earning a quick profit. By working with derivative dealers to create "equity baskets" of short positions that mimicked the effect of shorting every stock in the mutual fund, a timer can reduce transaction costs associated with this strategy. Often the derivative dealers who assisted timers in creating short baskets were affiliates of banks that were loaning money to timers for timing purposes.

(6) Market Timing Is Easy to Detect and Has Been Well-Known Since 1997

64. Market timing in mutual funds has occurred at least since the late 1980s. During the 1980s and 1990s, a number of papers and reports were published by the media, by scholars, and by market timers themselves that described various market timing schemes and discussed the adverse impact of market timing on mutual funds. The mutual fund industry became aware of potential problems from stale prices as early as 1981 by virtue of the Putnam International Equities Fund, SEC No-Action Letter, Fed. Sec. L. Rep. ¶ 76,816, 1981 WL 25522 (Feb. 23, 1981), which explicitly discussed the question of whether pricing methods used by United States international funds properly could reflect the "fair value" of underlying assets given that different nations' markets close at different times.

[5] Short selling involves selling a security that the seller borrows on the assumption that the value of the security will drop and the short seller will be able to replace the borrowed security at a lower price than the price the short seller sold it for.

65. Prior to September 3, 2003, market timing and late trading had become common practice. For example, a website called www.hedgefund.net listed hedge funds whose trading strategy was mutual fund market timing.

66. In 2000, the Society of Asset Allocators and Fund Timers, Inc. ("SAAFTI") held a conference in Chicago attended by brokers and capacity consultants who secured and offered negotiated timing capacity in mutual funds and in annuities that held mutual funds. The meeting was attended by the investment advisers of many mutual fund families who were there for the specific purpose of soliciting timing business from the brokers and consultants.

67. Mutual fund managers, including investment advisers and portfolio managers, were at all relevant times aware of market timing (including late trading) and the deleterious impact of market timing (including late trading) on mutual funds and fund performance. Some mutual fund managers adopted measures ostensibly to prevent or deter market timing and late trading, such as redemption penalties.

68. Fund managers were able to detect timing transactions in their funds through well-developed mechanisms, such as tracking the number of buy-sell orders, or "round trips," in a single account or monitoring the size of transactions to determine if a trader was a timer. The fund manager could then exercise discretion to refuse to execute trades on that account, forcing the timer to resort to the subterfuge of multiple accounts or multiple brokers. These subterfuges frequently required the assistance of third party intermediaries to execute trades for the timer in such a fashion that the timing might go undetected.

69. However, mutual fund managers, including investment advisers and portfolio managers, permitted or encouraged market timing and late trading, notwithstanding the deleterious impact of market timing and late trading on mutual funds and fund performance, and

despite the measures they adopted ostensibly to prevent or deter market timing and late trading, including redemption penalties, because they profited handsomely from market timing and late trading and the arrangements they made with market timers and late traders.

70. Market timing is easy to detect through shareholder turnover data. A ratio of the number of shares redeemed to the number of shares outstanding is a useful means of detecting and identifying market timing in mutual funds. Because timers make frequent "round trips," when a timer is active in the fund, the number of shares redeemed greatly exceeds the number of shares that ordinarily would be redeemed in the absence of market timing.

71. A fund that has not been timed will have a low ratio of redemptions-to-shares outstanding, whereas a fund that has been timed will have a much higher ratio of redemptions-to-shares outstanding. Timed funds have redemption ratios as many as five, ten, or even 100 or more times higher than the redemption ratios for funds that are not timed.

72. Mutual fund managers, including advisers and portfolio managers, routinely monitored mutual fund redemption rates using a variety of mechanisms of detection that were well-developed, and thus were aware of, or recklessly disregarded indications of, market timing in the form of higher than normal redemption rates.

73. By 1997, market timing in mutual funds was well-known and well-documented. During October 1997, Asian markets were experiencing severe volatility. On Tuesday October 28, 1997, the Hong Kong market index declined approximately fourteen percent, following the previous day's decline on the New York stock market. Later on Tuesday the 28th, the New York markets rallied. Knowing that the Hong Kong market would rebound the next day, U.S. mutual funds invested in Hong Kong securities were faced with the dilemma whether to calculate NAV based on Tuesday's depressed closing prices in Hong Kong, or whether to calculate their NAV

based on another method. Several mutual fund companies determined that the closing prices in Hong Kong did not represent "fair value" and used an alternate method to calculate NAV. Some investors (presumably market timers) who had expected to profit from the large price swings went so far as to complain to the SEC when Fidelity used fair value pricing.

74. On November 5, 1997, the Wall Street Journal published an article by Vanessa O'Connell describing some of the responses by mutual funds to the October market turmoil. *See Mutual Funds Fight the 'Market Timers,'* Wall St. J., 11/5/97, C1. For example, the article described a "stock-market correction trading activity" policy announced by the Dreyfus mutual funds immediately following the drop and subsequent rebound of stock prices on October 28, 1997, which permitted Dreyfus to take an additional day to complete exchanges placed by telephone during a "severe market correction" in order to prevent harm to those funds from market timing.

75. The SEC's investigation of fund companies' responses to the October, 1997, turmoil revealed that funds that used fair value pricing experienced less dilution than those that used market quotations. Further, the number of investors who attempted to take advantage of the arbitrage opportunity was "fairly large." *See* Barry P. Barbash, *Remembering the Past: Mutual Funds and the Lesson of the Wonder Years,* 1997 ICI Securities Law Procedures Conference (Dec. 4, 1997).

76. By 2001, academic research estimated that between February 1998 and March 2000 market timing caused dilution damages exceeding $420 million in a sample of only approximately 20 percent of the international funds then available to U.S. investors. *See* Jason T. Greene & Charles W. Hodges, *The Dilution Impact of Daily Fund Flows on Open-End Mutual Funds*, Journal of Financial Economics 131 (July 2002).

77. One recent study estimated that U.S. mutual funds lose over $4 billion per year to timers. *See* Eric Zitzewitz, *Who Cares About Shareholders? Arbitrage-Proofing Mutual Funds*, Journal of Law, Economics & Organization 19:2 (Fall 2003), 245-280.

78. By 2002 specialty firms began marketing fair value pricing programs to assist mutual fund companies in reducing arbitrage opportunity in international funds. These firms provide programs to mutual funds that eliminate arbitrage opportunity by bringing stale prices in international securities up to date as of the time when NAV is calculated. One firm, ITG, now offers a Fair Value Model providing "fair value adjustment factors for over 34,000 stocks in 43 markets outside the U.S." *See* http://www.itginc.com/research/fvm.html.

(7) Market Timing Arrangements

79. Most market timing (including substantially all late trading) in mutual funds took place through negotiated written or oral agreements giving market timers authority to trade certain amounts within a given mutual fund family or a number of fund families. The authority to time mutual funds is known as "capacity." Market timing became so widespread that many mutual fund advisers operated "timing desks" to service market timers.

80. Timers, the intermediaries, and the funds' managers and advisers entered into ***specific negotiated agreements*** to permit timing of certain funds in a fund family, often with prominent financial institutions lending money to timers to effect the trading and monitoring the trades. Through the misuse of sophisticated computer equipment used for clearing mutual fund trades, market timing soon morphed into late trading, a practice which ***guarantees*** profits.

81. Mutual fund advisers, distributors, and their affiliates, whose fees are a percentage of fund assets, profited from capacity arrangements that encouraged market timing, as well as from timing "under the radar," by charging and collecting fees on the money deposited by market timers in the mutual funds.

82. Market timers frequently offered mutual fund advisers, distributors, and their affiliates static, non-trading assets, called "sticky assets," in exchange for the right to time. In other cases, timers simply moved their money between timed mutual funds and money market funds in the same fund family, thereby earning additional fees for the mutual advisers, distributors, and their affiliates.

83. As Stephen M. Cutler, the Director of the SEC's Division of Enforcement, testified on November 3, 2003 before the Senate Subcommittee on Financial Management, the Budget, and International Security, Committee on Government Affairs:[6]

> **About half of the fund groups appear to have some kind of agreement or arrangement with frequent traders:** 50% of responding fund groups appear to have one or more arrangements with certain shareholders that allow these shareholders to engage in market timing - *i.e.*, these shareholders have been given "market timing capacity." The market timing of persons with these arrangements appears to be inconsistent with the groups' policies, and in some cases, the fund groups' prospectus disclosures and/or fiduciary obligations. We are aggressively following up on these arrangements.
>
> **Quid pro quo arrangements:** Although the information provided in this area is limited, it appears that many of the person proposing special arrangements to get market timing space offered to invest so-called "sticky" or long-term assets in one or more funds in the complex. In most of the situations where sticky assets were discussed, the funds in which these assets were to be invested were not the same funds to be market timed by the persons involved in the arrangement.

[6] Testimony Concerning Recent Commission Activity To Combat Misconduct Relating to Mutual Funds: Hearing Before the Senate Subcommittee on Financial Management, the Budget, *and International Security, Committee on Governmental Affairs*, 108th Cong. (Nov. 3, 2003) (testimony of Stephen M. Cutler, Director, Division of Enforcement, U.S. Securities & Exchange Commission). Mr. Cutler offered the same testimony on Nov. 4, 2003 before the *House Subcommittee on Capital Markets, Insurance and Government Sponsored Enterprises, Committee on Financial Services.*

84. Market timers obtained capacity either directly through mutual fund advisers, distributors, and their affiliates, or indirectly through broker-dealers or other timers. Many fund families had "Anchor Brokers" or "Anchor Timers," who were designated broker-dealers or timers who had timing capacity agreements with a fund's adviser or its affiliates, and who doled out market timing "capacity" to timers.

85. Negotiated market timing arrangements often involved other financial institutions as participants in the timing schemes, and those financial institutions (such as banks and brokerage firms) had other business relationships with the mutual funds that encouraged the funds to accommodate the financial institutions as well as the market timers.

86. Banks who financed market timing negotiated loans and swaps that provided market timers with leverage at exorbitant rates to time and late trade mutual fund shares as well as short equity baskets. The banks entered these financing arrangements knowing that the loans would be used for market timing, late trading, and short baskets. The financing consisted of loans for market timing and late trading, and swaps for shorting. The collateral for the loans were mutual fund shares, so the banks followed trading closely to ensure that their loans were fully secured. Under swap arrangements, the swaps are in the bank's name as account holder, in which event the market timer manages the money, pays interest to the bank, and keeps the profit.

87. Broker-dealers and other intermediaries who offered timing capacity received remuneration from both the mutual funds themselves and the market timers to whom they allocated capacity.

88. Distributors and other service agents who permitted timing also benefited by receiving increased fees based on the money deposited into the mutual funds for market timing purposes. Distributors often receive fees based on assets under management and may earn

commissions on sales of fund shares. Such fees, known as "12b-1 Fees," are paid pursuant to a plan adopted by mutual funds under Rule 12b-1 promulgated by the SEC under the ICA for marketing and distributing mutual fund shares. Rule 12b-1 permits a mutual fund to pay distribution-related costs out of fund assets, provided that the fund adopts "a written plan describing all material aspects of the proposed financing of distribution," which must include an express finding that the fees paid will result in a net economic benefit to the funds. 17 C.F.R. ¶ 240.12b-1.

89. Intermediaries who facilitated market timing also received "wrap fees" from market timers. Wrap fees are customarily charged to investors as a single fee for a variety of investment services, such as commission trading costs and fees of an outside money manager. Wrap fees are charged as a flat percentage of assets rather than on a transaction-by-transaction basis. The name refers to the fact that these charges usually "wrap" a variety of investment services into a single fee which usually varies from 1 to 3 percent of assets. Broker-dealers who offered timing capacity to market timers often charged a percentage of assets that they termed a "wrap fee," even though the brokers did not generally give investment advice.

90. Typically, 12b-1 Fees are deducted from fund assets and paid to the fund's primary distributor, usually an affiliate of the adviser. Distributors usually pay a portion of those 12b-1 Fees to the broker-dealers who sell fund shares. The broker-dealers continue to receive 12b-1 Fees for as long as their client's money is invested in the funds. However, broker-dealers who offered timing capacity often received 12b-1 Fees directly from the funds themselves, which were paid in addition to the 12b-1 Fees paid to the mutual fund distributors.

91. Negotiated capacity arrangements by market timers also facilitated late trading through a variety of manipulative schemes. For example, market timers frequently traded

through third parties, *i.e.*, broker-dealers or other intermediaries who processed large numbers of mutual fund trades every day through omnibus accounts where net trades are submitted to mutual fund companies *en masse*. By trading this way, market timers evaded detection of their activity amid the other trades in the omnibus accounts. This is one example of market timing "under the radar."

92. Timing under the radar is intended to avoid the "market timing police," a colloquial term used by market participants to describe persons employed by mutual funds ostensibly to detect and prevent market timing. Market timing police often ignored or did not prohibit negotiated market timing, or were instructed by their superiors that certain favored investors were exempt from the restrictions.

93. Brokers who assisted in timing under the radar employed a number of tactics to avoid detection and to continue their illicit activities if a fund took steps to prevent their timing activity. These tactics included: (a) using multiple account numbers, registered representative numbers, and branch numbers to conduct market timing trades; (b) creating and using two or more affiliated broker dealers; (c) using different clearing firms to clear trades; and (d) switching between mutual fund families. Some market timers employed these tactics directly, without relying on an intermediary broker.

Banc of America Securities LLC (BAS)

94. Some time prior to late 1999, in order to facilitate late trading and timing of mutual funds by brokers and timers through BAS, BAS, in conjunction with ADP, which operates its "back office," created a special electronic trading system called "RJE" ("Remote Job Entry"), and colloquially referred to as "the box," which it provided to certain market timers and broker-dealers who acted as intermediaries for a large number of market timers.

95. RJE is an electronic mutual fund entry order system that could be installed in different locations and was directly hooked up to ADP through a modem. In effect, those who had the box became branches of BAS.

96. Those market timers and broker-dealers who received the box could enter mutual fund orders at 5:30 p.m., 7:00 p.m., or 7:30 p.m. Eastern Time directly into ADP's clearing system, and therefore had the capability to buy and sell mutual fund shares at the 4:00 p.m. closing price up to 3-1/2 hours later. BAS's standard system, called "MFRS," allowed trades to be entered as late as 5:30 p.m., but only if trade tickets were time stamped prior to 4:00 p.m.

97. The box allowed broker-dealers and others to circumvent BAS's standard system and the 4:00 p.m. deadline for buying and selling mutual fund shares at that day's prices, in violation of the forward pricing rule. 17 C.F.R. § 270.22c-1(a).

98. In addition, broker-dealers and others who had the box could "batch" mutual fund trades instead of executing them one at a time, which is the standard method of entering mutual fund orders through BAS. The "batching" capability allowed brokers and timers who had the box to enter mutual fund trades *en masse* after the 4:00 p.m. deadline at that day's prices.

99. Initially, the box was developed for use by the Broker-Dealer Services ("BDS") group of BAS and a broker-dealer who was known to be extensively involved in late trading and timing mutual funds. At the time the box was developed, BDS was not very profitable and it hoped to increase its margins by charging a per trade fee to brokers that had access to the box.

100. BAS installed the box in the offices of three broker-dealers who routinely late-traded and timed mutual funds on behalf of their clients and themselves. Two of those broker-dealers used the box to time the Nations Funds, defendants Trautman and Pritchard. BAS gave

the box to defendant Trautman in or about early 2001, and to defendant Pritchard in early 2003. Each of these broker-dealers was charged $10 for each trade that was entered through the box.

101. BAS entered into clearing agreements with these brokers that, among other things, obligated them to comply with the securities laws. By virtue of these agreements, BAS sought to shift liability for its knowing violation of the forward pricing rule onto the broker-dealers.

102. BAS also installed the box in Canary's offices in or around the summer of 2001, but did not charge any fee to Canary for orders placed through the box. Rather, the Private Client Services ("PCS") group of BAS provided the box free of charge to Canary, which was not a broker-dealer, as part of a special arrangement negotiated between Stern and Sihpol of PCS, under which Canary was charged a wrap fee of 100 basis points (one percent) for late trading and timing funds offered by BOA and 50 basis points (0.5 percent) for late trading and timing funds offered by other mutual fund families.

103. On September 16, 2003, the SEC instituted an administrative proceeding against Sihpol charging him with violations of the Securities Act of 1933, the Securities Exchange Act of 1934, the ICA, and the IAA for his role in enabling Canary to engage in late trading shares of mutual funds offered by BOA and other mutual fund companies. The SEC charged Sihpol[7] for his facilitation of Canary's late trading "manually" and through the box. As set forth in the SEC's order:

"Manual" Late Trading at BAS

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[7] Sihpol was also indicted on 40 counts in connection with late trading at BOA, including a scheme to defraud in the first degree, grand larceny in the first degree, violation of the Martin Act, and falsifying business records in the first degree.

15. In or around May 2001, Canary began to late trade the Nations Funds. At first, Canary conducted its late trading "manually." In the manual stage, Canary was able to engage in late trading primarily because Sihpol and his team falsified BAS' books and records. Prior to 4:00 p.m. ET, a Canary trader would send Sihpol or a member of his team a series of "proposed" mutual fund trades by e-mail or facsimile. Upon receipt, Sihpol, or a member of his team acting upon his instructions, would fill out an order ticket, time stamp it, and set it to one side until that evening. Thus, Sihpol created false order tickets that made it appear as if the orders had been received prior to 4:00 p.m. ET.

16. Sometime after 4:00 p.m. ET, a Canary trader would telephone Sihpol or a member of his team, and would either confirm or cancel the "proposed" trades. If confirmed, Sihpol's team would fax the order (with its pre-4:00 p.m. time stamp and no post-4:00 p.m. time stamp) to the clearing department for processing. As a result, Canary would receive that day's NAV. If Canary cancelled the "order," Sihpol or a member of his team would discard the ticket.

Late Trading Through BAS' Electronic System

17. In the summer of 2001, BAS technicians installed the direct access system in Canary's offices. Through this system, Canary was able to enter its trades directly into BAS' clearing function until 6:30 p.m. ET.

18. After a Canary trader entered the trades directly into the system, the trader would print out a document confirming the trades and the time (after 4 p.m.) that the trades had been entered. The trader then faxed the document to Sihpol or a member of his team. The following day, Sihpol or a member of his team would use this document to reconcile Canary's trades. Once the trades were reconciled, Sihpol or a member of his team discarded the document.

19. From the summer of 2001 until the summer of 2003, Canary used the electronic system to late trade. Canary also late traded "manually" whenever there were technical problems with the electronic system. BAS technicians also installed a second direct access system in the residence of a Canary trader.

20. The electronic system enabled Canary to late trade with Nations Funds and in the many other mutual fund families with which BAS had clearing agreements. By using the electronic system, Canary was able to send orders directly to BAS' clearing

> function, circumventing the normal trading process in which each brokerage order must be properly documented, including the time the order was received.
>
> 21. Canary paid BAS a so-called "wrap fee" of one percent of the Canary assets in Nations Funds and one-half of one percent of the assets in other funds traded through the electronic link. Sihpol received a portion of this wrap fee. In addition, Canary agreed to leave millions of dollars invested in BAC proprietary mutual funds on a long-term basis. Canary also paid interest and other charges to BAS and its affiliates. Canary also paid fees for the installation and maintenance of the electronic system.

104. In recognition of BAS's misconduct in facilitating late trading through the box or otherwise, the BOA's settlement with the SEC and NYAG provides that BOA will exit the securities clearing business by the end of 2004.

105. Defendant BAS, by providing the box to Trautman and Pritchard, facilitated their late trading and timing in the Funds, as follows:

Fund Name	**Number of Shares Purchased and Sold**	**Dollar Value of Purchases**	**Dollar Value of Sales**
Nations Intl Equity Pr A	22,464,667	226,234,071	228,384,930
Nations Small Co Prim A	3,980,522	42,984,704	43,570,366
Nations Intl Value Inv A	6,193,091	100,127,710	100,372,301
Nations Govt Secs Inv A	11,142,811	111,330,958	111,562,721
Nations Intl Value Prim A	2,114,967	34,374,564	34,407,176
Nations Intl Equity Inv A	866,300	7,699,414	7,722,787
Nations Bond Prim A	155,107	1,501,941	1,502,859
Nations Sh-Term Inc Pr A	30,364	300,000	300,886
TOTAL	46,947,830	$524,553,362	$527,824,027

106. Defendant BAS allowed a broker and/or timer, Trans Sierra, to late trade and/or time the Funds, as follows:

Fund Name	**Dollar Value of Purchases**

Municipal Income – PRM A	100,782,041
Municipal Income – INV A	103,956,532
Intermediate Municipal Bond – INV A	51,744,010
California Municipal	26,825,248
Intermediate Municipal Bond _ PRM A	$6,610,675

Canary

107. In or about the summer of 2001, as part of a package deal with BAS that included late trading and timing capacity in the Nations Funds, financing for late trading and timing trades in Nations Funds and other mutual funds, and unlimited capacity to late trade and time hundreds of other mutual funds, defendant BAS installed the "box," free of charge, at Canary's offices in Secaucus, New Jersey. The deal is memorialized in a letter dated May 1, 2001 by Stern to Sihpol of BAS, in which, among other things, Stern writes:

> We plan on transacting our trades manually at first (via Fax), at a time of day that is a little bit earlier than Matt [Augliero, a mutual fund clearing specialist at BAS] specified in our first meeting. As soon as we can work out our lending arrangement with the bank and begin transacting electronically via ADP [i.e., the box], we will draw down leverage against the capital we have deployed in the Nations funds, effectively increasing our trading capital with your firm to $32 million. If all goes well, this capital should grow larger as we get a sense of what trades can and cannot be done via the Banc of America Securities Platform. We really would like to get going with ADP and begin trading electronically as soon as possible.

108. Canary executed a total of $3,173,736,964 in late trading and timing trades in the Funds through its own BAS box and a BAS box provided to Trautman.

Trautman and Pritchard

109. As set forth above, Trautman and Pritchard were brokers/timers that had agreements with BAS that enabled them to late trade and time mutual funds through the BAS box. These defendants late traded and timed mutual funds both for their clients, who bought and sold hundreds of millions dollars worth of mutual funds, and for their own accounts.

110. Trautman, which had the box since about early 2001, late traded and timed the Funds as follows:

Fund Name	Number of Shares Purchased and Sold	Dollar Value of Purchases	Dollar Value of Sales
Nations Intl Equity Pr A	22,352,035	225,032,856	227,180,625
Nations Small Co. Prim A	3,980,522	42,984,704	43,570,366
Nations Intl Value Inv. A	3,572,135	57,734,743	57,893,690
Nations Govt Secs Inv A	5,945,510	59,161,576	59,249,471
Nations Intl Val Prim A	2,114,967	34,374,564	34,407,176
Nations Bond Prim A	155,107	1,501,941	1,502,859
TOTAL	38,120,276	$420,790,385	$423,804,187

111. Trautman also late traded and timed the Funds on behalf of Canary, as follows:

Fund Name	Number of Shares Purchased and Sold	Dollar Value of Purchases	Dollar Value of Sales
Nations Intl Equity Pr A	533,685	5,340,000	5,388,714
Nations Intl Value Inv A	379,907	6,050,288	6,087,823
Nations Intl Equity Inv A	414,488	3,857,356	3,867,622
TOTAL	1,328,080	$15,247,644	$15,344,159

112. Pritchard, which had the box since about early 2003, late traded and timed the Funds, as follows:

Fund Name	Number of Shares Purchased and Sold	Dollar Value of Purchases	Dollar Value of Sales
Nations Govt Secs Inv A	5,197,300	52,169,381	52,313,251
Nations Intl Value Inv A	2,620,956	42,392,967	42,478,611
Nations Intl Equity Inv A	866,300	7,699,414	7,722,787
Nations Intl Equity Pr A	112,632	1,201,215	1,204,306
Nations St-Term Inc. Pr A	30,364	300,000	300,886
TOTAL	8,827,554	$103,762,977	$104,019,840

113. The late trading and timing orders that were processed through the box consisted of both "under the radar" late trading and timing, and late trading and timing arranged between Trautman and Pritchard, or their intermediaries, on the one hand, and mutual fund advisers, on the other hand. Upon information and belief, these defendants, or their intermediaries, received wrap fees for providing under the radar or negotiated late trading/timing capacity in mutual funds.

114. Even where late trading and timing was "under the radar," mutual fund advisers knew that funds were being timed by the sheer volume of asset turnover in the funds. One advantage to the brokers and timers that late traded and/or timed "under the radar" – as Trautman and Pritchard sometimes did – was that they avoided paying wrap fees to the mutual fund

families. Where there was a negotiated timing arrangement with a mutual fund family, the defendants often shared wrap fees they received with the mutual fund family advisers.

[¶¶ 115 THROUGH 250 ARE INTENTIONALLY LEFT BLANK]

(8) Impact of Market Timing

251. Market timing and late trading are inconsistent with and inimical to the primary purpose of mutual funds as long-term investments. Mutual funds are marketed towards buy-and-hold investors, and are therefore the preferred investment instruments for many retirement and savings accounts. Nonetheless, certain market timers have been allowed to make frequent in-and-out trades to exploit the inefficiency of forward pricing and the cost structure of the mutual funds.

252. Market timing and late trading harm mutual funds, directly and indirectly, in a variety of ways. The types of adverse impact caused to mutual funds from market timing generally can be grouped into three categories: (a) Dead Weight; (b) Dilution; and (c) Concentration.

253. Dead Weight losses result from frequent transactions in mutual fund shares by market timers. Dead Weight harms not just the funds targeted and traded by market timers, but also affects other funds in the same fund family that are not market timed.

254. Dead Weight includes, but is not limited to, the following:

(a) increased service agent fees, such as transfer agent, compliance administrator, custodian, portfolio accounting, shareholder servicing agent, adviser, auditor, and fund accounting fees, and other agency fees, all of which increase based on the frequency of transactions and thus increase with market timing;

(b) statement costs (including costs of printing and postage for statements of account activity) for account statements relating to market timers' trades;

(c) higher capital gains tax liability resulting from the sale of underlying securities to raise cash for redemption, including redemptions caused by investors who flee the fund after learning of the late trading and timing scandal;

(d) lost investment opportunity on cash that portfolio managers must hold in reserve to redeem market timers' shares that cannot be invested in furtherance of the funds' investment strategies and objectives;

(e) inefficient trading in the funds' underlying portfolio securities when investment advisers must buy or sell securities at inopportune times (*e.g.*, buying shares of stock in a rising market or selling them in a declining market) to cover market timers' trades (as well as to cover the redemption of fund shares for those innocent fund investors who have withdrawn their investments from mutual fund families implicated in the scandal);

(f) transaction costs for transactions in the funds' underlying portfolio securities that result from market timing (as well as from the redemption of fund shares for those innocent fund investors who have withdrawn their investments from mutual fund families implicated in the scandal), which include bid-ask spreads and brokerage fees;

(g) interest on borrowing to maintain the mutual funds' position in the underlying portfolio securities; and

(h) increased expenses for fixed costs (including trustee or director expenses) resulting from shareholder redemptions from mutual fund families implicated in the scandal.

255. Market timing lowers the expected returns of mutual funds by restricting the amounts the fund portfolio managers are able to invest in furtherance of their investment strategies. Because the money deposited into mutual funds by market timers is not expected to remain in the funds for long periods of time but is deposited and redeemed frequently, portfolio

managers must keep greater uninvested cash balances in the funds than would be required to meet ordinary redemption demand in the absence of market timing. With less cash available to invest, the net return on all fund assets (including the transient cash deposited by market timers) is lower than it would be otherwise if the managers were able to fully invest the money deposited by market timers.

256. Dead Weight harms not only the funds that are timed, but can also harm non-timed funds. Non-timed funds are harmed by market timing when timing increases costs that are shared by timed and non-timed funds within the same fund family. Certain costs, for example custodian fees, are shared by all funds in a mutual fund family. Market timing in one fund can cause an increase in these costs, which is then spread across all funds in the fund family. This is true regardless of whether those fees are calculated on a transactional basis or as a percentage of assets in the funds. If fees are calculated on a transactional basis, the costs are increased directly. If fees are calculated as a percentage of assets, the relevant service agent must charge a higher percentage of assets when the agreement is renegotiated in a subsequent year in order to compensate for predicted future transactions. Any service agent fees, statement costs, transaction costs, and interest charges on borrowing that increase as a result of market timing and are shared among multiple funds cause damage to timed-funds and non-timed funds alike.

257. Non-timed funds were also harmed by increased expense ratios resulting from market timing when large numbers of innocent investors redeemed their shares in the wake of the scandal. Fixed costs, such as director's fees, are shared among funds and are accrued daily. When large numbers of investors redeemed their shares after discovering that the funds were implicated in the market timing scandal, the assets of the funds shrank and the fixed costs became a greater burden.

258. Dead Weight is exacerbated when timing occurs in international and small capitalization funds because the underlying securities tend to be the most expensive to trade due to high bid-ask spreads.

259. In addition to exposing mutual funds to Dead Weight, market timers who purchase mutual fund shares on the expectation of a short-term price rise and redeem those shares at a profit also dilute the fund's assets. When a timer purchases based on an anticipated rise in the prices of the underlying securities, the portfolio manager cannot invest the timer's cash before the price of those securities rises. The timer therefore pays less than the true value of the fund share. When the underlying securities increase in price (as anticipated), the fund's NAV increases and the timer participates in this "unearned appreciation." The timer's unearned appreciation results in dilution of the fund's NAV dollar for dollar.

260. Dilution occurs when a market timer buys a mutual fund that has a stale price incorporated into its NAV, such as a fund invested in Japanese securities that calculates NAV based on information that is fourteen hours old. Dilution is compounded because the market timer repeatedly purchases mutual fund shares at a NAV that does not accurately reflect the value of the underlying securities.

261. Late trading in particular dilutes the assets of a mutual fund. When a market timer places an order to purchase mutual fund shares after the 4:00 p.m. close of the financial markets, the price at which the order should be executed is the following day's higher NAV. However, late traders are able to purchase the fund shares at the current day's lower NAV, thus reducing the purchase price for the shares and depriving the funds of the NAV appreciation between the two days. Late traders recapture this saving in the form of increased profits when they subsequently redeem their mutual fund shares.

262. Dilution occurs because the fund manager cannot invest the timer's cash at the stale price on which the NAV was calculated. In order to do so, in the example of Japanese securities, the fund manager would have to invest the timer's cash fourteen hours prior to knowing what trade is needed. The timer's cash is either invested in the underlying securities at the next day's non-stale price, or else held in cash, but in both cases the timer receives a proportionate share of the increase in NAV that results from the rising value of the underlying securities even though the timer's money was not invested when the value of the underlying securities increased. Since the timer's money is either invested at a non-stale price or held in cash, it causes a dilution of NAV across all of the fund's shares.

263. Concentration occurs when a market timer sells shares of the fund just prior to a negative price movement in the underlying securities. The exploitation of the down turn in the market is the reversal of the exploitation of the up turn in the market in dilution. The fund manager cannot liquidate the underlying securities prior to the next-day drop in prices, and instead must sell those securities at the reduced prices. Therefore, the market timer is able to redeem shares based on a stale, inflated NAV, which concentrates the negative returns to the existing fund shares the next day.

B. Timing in the Nations Funds

(1) The Trustees, Advisers and Distributors

264. At all relevant times, the Adviser Defendants and their agents or affiliates, managed the Nations Funds and controlled and were responsible for the day-to-day operations of the Funds.

265. The Adviser Defendants and their agents and affiliates, made profits from fees charged to each of the Funds for advisory and other services they provided. These fees are typically a percentage of the assets in the Fund, so the more assets that are in the family of funds,

the more money the investment advisers make. Timers provide the investment adviser with more assets, and often, wrap fees or other payments, in exchange for the right to time. The Adviser Defendants succumbed to temptation and allowed innocent investors in Funds to be harmed in exchange for additional money in their own pockets in the form of higher management fees and other illicit payments or benefits.

266. As fund managers, the Adviser Defendants were aware of the damaging effect that timers were having on the Funds, and had the power simply to reject timing trades, or to charge or enforce early redemption fees, which often wipe out or reduce the arbitrage that timers exploit. Generally, redemption fees go directly into the Funds to reimburse them for the costs of short term trading.

267. Instead, beginning in 2001, the BOA Defendants and the Trustee Defendants conspired with one another, for their mutual benefit, and improperly permitted certain large hedge funds and other investment entities to make illicit profits through late trading and market timing of certain pre-approved upon Nations Funds. This was done in complete disregard for the well-being of the Funds and in blatant violation of the Funds' Prospectuses. The Prospectuses created the misleading impression that shareholders were protected from the negative effects of the arrangements entered into between the Bank of America Defendants and large investors.

268. The actions and failures to act of the Trustee Defendants alleged herein constitute willful misfeasance, bad faith, or gross negligence in the performance of their duties to the Trusts and were in reckless disregard of their obligations and duties to the Trusts.

269. The actions and failures to act of the Advisers and the Sub-Advisers alleged herein constitute willful misfeasance, bad faith, or gross negligence in the performance of their

obligations under the Advisory Agreements or Portfolio Management Agreements and were in reckless disregard of their investment advisory obligations and duties thereunder.

270. The actions and failures to act of the Distributor Defendants alleged herein constitute willful misfeasance, bad faith, or gross negligence in the performance of its obligations under the Distribution Contract and were in reckless disregard of their obligations and duties thereunder.

(2) BACAP's Timing Agreement with Canary

271. Going further than any other Investment Adviser who allowed timers in their Funds, the Adviser Defendants awarded Canary, a most avid timer, with a written agreement confirming his ability to time Nations Funds. This was the only written agreement Canary ever obtained while timing hundreds of Funds.

272. In complete disregard for their obligations to the Fund's shareholders, the Adviser Defendants and the clearing broker, Defendant BAS, entered into a timing agreement with Canary by which Nations Funds could be timed up to $16.8 million with a maximum of 1½ round trips per week in the international and small caps funds, and 1 round trip per week in certain other funds. Timing in the Nations Funds peaked at $50-60 million.

273. On May 1, 2001, Canary sent Sihpol a letter confirming the Nations Funds he hoped to time. This letter formed the only written agreement Canary entered into to time mutual funds. Pursuant to this written agreement, Canary timed four funds – Nations Convertible, Nations International Equity, Nations Emerging Markets and Nations Small Cap. By July 2003, Canary had also timed the Nations Prime Fund.

274. As confirmed in the May 1, 2001 letter, in return for the ability to market time the Nations Funds and execute late trades in them, Canary made a sticky asset investment of the same amount of money in some Nations Funds thereby providing defendant BACAP with

increased commission fees, calculated as a percentage of the total Funds Assets. Canary's letter notes:

> "It is also our intention to commit "permanent" capital to Nations funds in an amount equal to the dollars that...[a special purpose mutual fund timing vehicle affiliated with Canary] trades. For the time being, we have chosen to invest in Nations Short to Intermediate Government and Nations Short Term Income Fund...."

275. Adviser Defendant BACAP, through then co-President Gordon, was aware of the ongoing negotiations with Canary and had provided an initial list of Nations Funds available for timing from which Canary made its selection. After agreeing on the timing arrangement with Canary, Sihpol sent Gordon an e-mail, apparently attaching a copy of Canary's May 1, 2001 letter, in which he advised Gordon of the names of the trading vehicles Canary would be using for its timing trades and that a Canary affiliate would be "making the dollar for dollar investment in the two short-term government funds."

276. BACAP did not object to the timing arrangement and to the contrary, in an email to various BACAP personnel, Gordon confirmed that Canary was "an approved timer". This same email was later forwarded to defendant BACAP's timing police, the body responsible for protecting the Nations Funds from market timers.

277. The Canary Timing Arrangement proved extremely profitable to the BOA Defendants. In early 2002, roughly 7 months after Canary was given permission to time certain Nations funds, an email from Sihpol quantifying the past and future Canary relationship was forwarded to the senior members of the BOA Defendants, including Defendant Martini, head of all of Defendant BOA's asset management businesses. In relevant part, the email read:

> "The commission generated as of 12/31/01 has totaled over $655,000 (not including any revenue generated from the LIBOR + 125 [basis points] $100MM line of credit from the bank- of which $70 MM is currently drawn). This means the revenues for AMG

> would total over $2,250,000 on an annualized basis. This number assumes zero growth over the next year and does not include the one time fees (initial mutual funds charges, loan closings, etc.) the account experienced this year."

(3) BOA's Financing Agreement with Canary

278. Defendant BOA's private banking group also benefited from the timing arrangement by providing additional financing for Canary's trading strategies with full knowledge that the money would be used to time the Bank's own funds. BOA initially approved a $75 million line of credit, and later increased it to $100 and then $200 million. Because the collateral for these loans was Canary's mutual fund positions, the bank's credit division tracked Canary's trading closely to ensure the bank was fully secured. Canary paid the bank a generous interest rate of LIBOR plus 1.25% for this loan. BOA also provided financing for Canary's and BOA's "swap deal".

279. Canary created a limited liability company, "Cockatiel," which had four subsidiaries, and opened accounts at BOA under their names to effectuate the timing and short selling transactions funded by BOA.

280. On July 26, 2001, BOA and Canary executed a "Credit Agreement," which gave Canary a revolving credit facility of $70 million. Canary used a portion of this financing to time the Funds.

281. In an October 26, 2001 e-mail from Andrew Goodwin of Canary to Ian Reisner of BOA, Goodwin, discussing certain swap transactions between Canary and BOA, writes that "[h]opefully, Noah [Lerner of Canary], can work with Frank Drury [BOA Private Banking] to get an ISDA [swap agreement] executed and discuss the need for additional capital to support a line for me to trade these products with Cockatiel [Canary]."

282. On February 21, 2002, BOA and Canary amended the Credit Agreement to increase Canary's revolving credit facility to $75 million.

283. A BOA document dated June 13, 2002, entitled "Cockatiel Capital Associates, LLC et al, CAR Comments" states that a loan agreement between Canary and BOA "renew[s] for an additional year the existing $125MM revolving line of credit" extended by BOA to Canary for the purpose of "invest[ing] in open-ended mutual funds and if availability allows, cover interest payments." A second loan facility, "to renew the existing equity derivative facility," would "remain unchanged at $166.7MM."

284. BOA charged Canary LIBOR + 150 bps interest for providing 2:1 leverage on straight late trading and timing transactions. Swap transactions required higher leverage, sometimes as high as 6:1. With swap transactions, BOA generally was the account holder, with a security interest in the assets of the account, which, until the closing of the swap transaction, would consist of Canary's mutual fund shares. BOA would lend Canary funds and, at the appropriate time, Canary would use the funds to execute the swap transaction, and deposit the proceeds in BOA's account. Canary would pay BOA a set commission for the necessary purchases and sales, and BOA would return to Canary the profit on the transaction minus a 2% fee for providing the financing.

285. Canary's timing assets in the Funds were used as collateral for the BOA financings. The proposed loan facility of June 13, 2002 notes that "[r]epresentatives from BAS and Nationsfunds have confirmed that our [BOA] collateral can be liquidated in one day. Since the loan's inception, full positions in various mutual fund investments have been liquidated in one day [. . .]".

286. BOA's financing of Canary's wrongful late trading and timing not only dramatically increased Canary's ability to late trade and time the Funds, and thereby caused greater harm to the Funds, but resulted in handsome profits for BOA for its known wrongful conduct.

(4) Canary's Timing of the Nations Funds

287. At first, Canary conducted its late trading with the BAS "manually." Prior to 4:00 p.m. New York time, Canary sent Sihpol or a member of his team a series of "proposed" mutual fund trades by e-mail or fax. Upon receipt, Sihpol or a member of his team filled out an order ticket, time stamped it, and set it to one side until that evening. Sometime after 4 p.m. New York time, Canary telephoned Sihpol or a member of his team to either confirm or cancel the "proposed" order. If confirmed, the order (with its pre-close time stamp) was sent by fax to Bank of America's mutual funds clearing department for processing, and received that day's NAV. If the order was cancelled, Sihpol or a member of his team would destroy the ticket.

288. Canary soon began using RJE, the "direct link." After BAS technicians installed it in Canary's offices in June 2001, the link became the preferred route for Canary's late trading (although the manual procedure was still followed occasionally for certain orders and when Canary experienced technical problems). The link enabled Canary to trade late not just in the Nations Funds where it had negotiated capacity, but in the many other mutual fund families with which the bank had clearing agreements. When there was a significant market event after 4:00 p.m. EST but before the RJE trading window closed at 6:30 p.m., the NAVs of many of these funds would be stale and potentially ripe for arbitrage trading by Canary.

(5) Policies against Timing in the Nations Prospectuses

289. These arrangements were never disclosed to mutual fund investors. At no time did the Nations Funds disclose to shareholders (1) the agreements with Canary, (2) Canary's

extensive market timing activities pursuant to these agreements, (3) the "sticky asset" deals, (4) the fact that Canary had access to a BAS trading platform that enabled Canary to trade late, or (5) the other financial services the BOA had provided Canary (and the revenues the BOA derived therefrom) in connection with Canary receiving timing capacity in the Nations Funds.

290. To the contrary, the Nations Funds' prospectuses contained materially misleading statements assuring investors that the Fund discouraged, and worked to prevent, market timing. In fact, the Prospectus indicate a knowledge on the part of the Board of Trustees, and Fund managers of the negative effects market timing can have on the Funds. Specifically, the prospectus for each of the Nations Funds provides:

> The interest of a Fund's long-term shareholders and its ability to manage its investments may be adversely affected when its shares are repeatedly bought and sold in response to short-term market fluctuations—also known as "market timing." The exchange privilege is not intended as a vehicle for market timing. Excessive exchange activity may interfere with portfolio management and have an adverse effect on all shareholders. When BA Advisers believe frequent trading would have a disruptive effect on a Fund's ability to manage its investments, a Fund may reject purchase orders and exchanges into a Fund by any person, group or account that is believed to be a market timer.

291. While the Market Timing Agreement between Canary and BOA Defendants was still in effect, the Nations Fund Board approved a 2 percent redemption fee on sales of its International and Global Stock Funds held for less than 90 days. This redemption fee was designed to deter market timers and to reimburse the other fund shareholders for the costs imposed on long term investors by market timers. The language in the Prospectus disclosed the harmful effect of market timing and reassured shareholders that Nations Funds are protected from such activities. For example, the August 1, 2004 Nations Funds prospectus for the International/Global Stock Funds provides:

> The International/Global Stock Funds assess, subject to limited exceptions, a 2.00% redemption fee on the proceeds of Fund shares that are redeemed (either by selling shares or exchanging into another Fund) within 60 days of their purchase. The redemption fee is paid to the Fund from which you are redeeming shares (including redemptions by exchange).

292. The Prospectuses expressly linked the imposition of the redemption fee to the prohibition of market timing. For example, the August 1, 2003 Nations Funds Prospectus for the International/Global Stock Funds included the following in the redemption fees section:

> For a discussion of the effects of market timing please see the section **Buying, selling and exchanging shares – Short-term trading activity and market timing.**

293. In blatant violation of their stated policy prohibiting market timing and the newly imposed redemption fee announced in the Prospectuses, the Adviser Defendants arranged for Canary to be exempted from the application of the policy. In an e-mail dated July 12, 2002, and a follow-up email dated July 16, 2002 Thomas P. Duffy at BACAP asked Sihpol, BACAP, to provide him with the Canary account numbers in order to ensure that the redemption fee would not apply to them:

> On August 1, the Nations international and global equity funds will begin to assess a 2% redemption fee on all redemptions made within 90 days of purchase. The Stern family accounts will be exempt from this fee, provided they continue to adhere to the guidelines that we have established with them. Please provide us with a list of all the accounts numbers that fall under that relationship. [July 12, 2002]
>
> Ted- We'll need these account numbers by tomorrow to ensure that the Stern family does not get clipped for the redemption fee when it goes live in 2 weeks. Please let me know if there is any reason why we cannot have the information by then. Once we have all the information, we'll draft letters to them specifically exempting them for the redemption fee. [July 16, 2002]

294. Canary subsequently conducted extensive timing in the International and Global Stocks Funds on which the 2% redemption fee had been implemented to discourage market timing.

295. Canary also obtained capacity in two additional Nations Funds as late as March 18, 2003, more than a year after Nations Funds investors were reassured the funds were protected from Market Timers. As one of Defendant BACAP's timing police stated in an internal email discussing a time, other than Canary's, request for capacity in the Nations funds:

> Our stated policy for the funds, and our representations to the Board, is that we do not allow market timing activity.

296. Ultimately, even BACAP's own employees questioned whether Canary's timing was detrimental to long-term shareholders. In a May 12, 2003 e-mail, a BACAP employee complained vigorously to the "timing police" about the damage a timer – apparently Canary – was doing to one of the Nations Funds:

> the PB has a client who trades $9 million in and out of the madcap index fund all the time. It wasn't so bad when he held his positions for a while, but now he's trading extremely short swings, sometimes with holding periods of only a day. The impact of this has been lessened since we have been getting notification in time to hedge at the close, but there is still a cost that's being borne by other fund shareholders. We would be happy to set up a futures trading account for this guy and handle his futures trades for him, but a mutual fund is not the right vehicle for this kind of trading.

297. Despite these concerns, Canary continued to time the Nations Funds until early July, 2003, when Canary received a subpoena from the New York Attorney General's Office. Thereafter, Canary's timing of Nations Funds ceased.

298. The BACAP "timing police" noticed right away that Canary's "sticky assets" had left the bank. On July 3, 2003, a member of the BACAP "timing police" force sent the following e-mail to his colleague:

> This [attachment] is the [Canary] account in Small Company that came in on June 11 through Bear Stearns that Ted Sihpol indicated would be "sticky" money. They placed a full liquidation yesterday.

(6) The BOA Defendants' failure to supervise and enforce the Nations Funds' Policies

299. In the face of the Nations Funds' stated policies and their fiduciary duties, the Bank of America Defendants knowingly, deceptively permitted, actively facilitated timing in the Funds or failed to enforce the Funds' policies against timing. The Bank of America Defendants allowed or facilitated Defendant Sihpol in entering into agreement with Canary, Trautman and Pritchard to allow them to conduct late trading and market timing on more than 15 Nations Funds.

300. As set forth above, Defendant Theodore C. Sihpol was indicted on 40 counts for his key role in enabling Canary to engage in late trading of shares of Nations fund and other mutual funds in violation of state and federal law. Sihpol was terminated by BAS on or about September 16, 2003.

301. On or about September 11, 2003, Gordon, and Bryceland, Sihpol's superior at BAS, were either fired or resigned as the details of the Bank of America Defendants' complicity with Canary's market timing scheme became public.

302. As set forth above, as part of the SEC/NYAG settlement, BOAC agreed that eight members of the Nations Funds Board of Trustees would be replaced within the year because they approved Canary's market timing agreement. Six months after the settlement, the independent members of the board remain the same except for the death of Max Walker..

(7) Fees Collected from the Nations Fund

303. While allowing market timers and late traders to fleece the Funds, the Adviser Defendants and the Distributor Defendants, and their affiliates, earned outrageous fees from the Funds.

304. The Adviser Defendants and Distributor Defendants, and their affiliates, as well as the Officer Defendants, permitted market timing for their own gain, at the cost of the Funds and their buy and hold shareholder.

305. The bulk of the investment advisory fees to the Adviser Defendants accrue daily and are based on the annual rate of each portfolio fund's average net assets as follows. By way of example, the form BACAP Advisory Agreement provides:

> The Adviser Defendants receive an advisory fee for each fund, computed daily at annual rates ranging from 0.10% to 0.90% of the average daily net assets of Nations Fund.

306. In addition to investment advisory fees, the Adviser Defendants receive substantial transfer fees calculated on an annual per shareholder account basis, or, for certain omnibus accounts, on a per participant per year basis. While some of these fees were paid to third parties or affiliates, some of the omnibus account-related fees were retained by the Adviser Defendants.

307. The Distributor Defendants also receive distribution fees from the Funds. The distribution fees are paid pursuant to Rule 12b-1 for compensation related to marketing, advertising, promotional, and sales expenditures incurred by the distributor and are calculated as a percentage of the average annual net assets with the fees allocated by classes of stock and a portfolio fund status as open or closed.

308. The Adviser Defendants and the Distributor Defendants, and their affiliates, received approximately the following fees for 54 out of approximately 80 funds per year (from

the figures in the fiscal year ending March 31, 2003, for which there is complete data for the most number of funds). On the basis of this data, the table below also estimates the approximate fees received by these Defendants, per year, for the entire Nations Family assuming that fees do not substantially differ per fund:

Nations Fees **Type of Fee**	**Fiscal Year with Complete Data for Most Funds (54 funds)**	**Estimate of Total Fees for a Single Year for Entire Nations Family**
Advisory	$77,193,000	$102,924,000
Administrative	$49,023,000	$65,364,000
12b-1	$33,157,000	$44,209,333
Total Nations Fees	**$159,373,000**	**$212,497,333**

(8) Breach of contract by the Adviser Defendants, the <u>Distributor Defendants and certain Broker Dealers</u>

309. The Nations Funds have a common form Investment Management Agreement or Advisory Agreement ("Advisory Agreement") with BOAA and BACAP ("Adviser Defendants") by which BOAA and BACAP each served as adviser at different times to the Nations Funds. The Advisory Agreements are in standard form with substantially similar terms. Each of these Advisory Agreements is for an initial term of two year and is renewable annually through a majority vote of a majority of the "disinterested" members of the board of directors thereafter.

310. The Adviser Defendants entered into the Advisory Agreements to manage and advise the Nations Funds and thereafter breached their contractual obligations and fiduciary duties to the Fund and are therefore in breach of their respective Advisory Agreements.

311. Each of the Advisory Agreements requires the Adviser to fulfill its Advisory functions in full compliance with state and federal law, corporate governance documents, and Fund policies and procedures with all reasonable effort and diligence. By way of example, the form BACAP Advisory Agreement for Nations Funds provides that the Adviser agrees to:

> (c) Comply with all applicable law, including but not limited to the 1940 Act and the Advisers Act, the rules and regulations of the Commission [Securities and Exchange Commission] thereunder, and the conditions of any order affecting the Trust or a Fund issued thereunder;
>
> (d) Use the same skill and care in providing such services as it uses in providing services to other fiduciary accounts for which it has investment responsibilities.

312. Each of the form Advisory Agreements also requires the Adviser to act in accordance with the stated policies in the Prospectuses. By way of example, the form BACAP Advisory Agreement for Nations Funds provides that in carrying out its obligations under the agreement:

> The Adviser agreed that it will:
>
> (e) Adhere to the investment objective, strategies and policies and procedures of the Trust adopted on behalf of each Fund;

The prospectuses prohibit the purchase of fund shares if done as part of a market timing strategy. The Adviser Defendants breached their contractual obligations set forth in the Advisory agreement when it engaged in market timing and excessive exchange activities.

313. The Adviser Defendants perpetrated a manipulative scheme on the funds in violation of their fiduciary duties. In addition, the Adviser Defendants failed to materially comply with the applicable rules and regulations of the Securities and Exchange Commission.[8] The Adviser Defendants failed to meet their contractual obligations to the funds set forth in the Advisory agreements when they engaged in these activities. Further, the conduct of the Advisory Defendants was in violation of § 36(b) of the investment company act relating to breaches of fiduciary duty regard to compensation for services.

---

[8] *See* http://www.sec.gov/litigation/admin/ia-2254.htm (last viewed July 21, 2004).

314. The Nations Funds also have a common form Distribution Agreement with Stephens and BACAPD ("Distributor Defendants") by which Stephens and BACAPD each served as Distributor at different times to the Nations Funds and as such were the exclusive agent for the sale of shares of the Nations Funds. The Distribution Agreements are in standard form with substantially similar terms. Each of these Distribution Agreements is for an initial term of two year and is renewable annually through a majority vote of a majority of the "disinterested" members of the board of directors thereafter.

315. The Distributor Defendants contracted to market and sell shares in the Nations Funds and to do so in accordance with the requirements of Rule 12b-1 under the Investment Company Act of 1940. By way of example, the form BACAPD Distribution Agreement for Nations Funds provides:

> Services as Distributor.
>
> 1.4 In connection with all matters relating to this Agreement, the Distributor agrees to comply with all applicable laws, rules and regulations, including without limitation, all rules and regulations made or adopted pursuant to the 1933 Act, the 1934 Act, the 1940 Act, the regulations of the NASD and all other applicable federal and state laws, rules and regulations.
>
> 1.8 The Distributor may be reimbursed for all or a portion of the expenses described above and/or compensated for services rendered hereunder, to the extent permitted by a distribution plan adopted by the Company on behalf of a Fund pursuant to Rule 12b-1 under the 1940 Act.

Rule 12b-1, which authorizes mutual funds to use their assets to pay for marketing and distribution expenses, restricts the implementation of such plans to those which benefit the fund company and its shareholders. Stephens and BCAPD breached their contractual obligations set forth in the Distribution Agreement when they permitted the Funds to be timed, which harmed the Funds.

316. Each of the Broker-Dealer Defendants (Arum, Pritchard and Trautman Wasserman) are parties to contracts with clearing houses that contain clauses that obligate the parties to act in conformity to the Rules and Regulations of the SEC.

317. The Bank of America Defendants realized tens of millions of dollars in profits as a result of these timing arrangements. The relationship between Canary and the Banc of America Defendants ended when Canary was served in July of 2003.

[¶¶318 THROUGH 500 ARE INTENTIONALLY LEFT BLANK]

V. DEMAND FUTILITY ALLEGATIONS

501. As an Action brought on behalf and for the benefit of the Funds, the issue arises as to whether a demand must first be made by plaintiffs on the Fund Trustees before this suit can be pursued and prosecuted. If this Action were a garden variety derivative suit, such an inquiry would be standard operating procedure. Under normal circumstances, demand is required, unless it is excused, because directors of a corporation are elected by its shareholders and are deemed to be capable (unless shown to be disabled) of objectively considering whether to pursue claims on behalf of the corporate entity. This Action, however, is unique and no demand is required, as alleged more fully below, because (a) by statute, there is no demand requirement for claims brought under the Section 36(b) of the ICA; (b) a principal predicate of the demand requirement – the identification and alignment of interests between the fund Trustees and the fund shareholders – is wholly absent here; (c) the legitimacy of the Fund Trustees' authority to act on behalf of the Funds and the Funds' shareholders is wholly absent; and (d) the management defendants were actively complicit in the wrongdoing alleged herein and participated in and encouraged the harm caused the funds.

502. Plaintiff has not made a demand upon the Trustees of the Fund to bring action against the Adviser, the Officer Defendants, or any other culpable parties because doing so is excused or would be futile for the reasons set forth below.

(a) By statute, no demand is required with respect to Plaintiff's claims under Section 36(b) of the ICA, for breach of fiduciary duty in connection with compensation and other payments received by the Adviser.

(b) The Trustees, as a practical matter, are put into office by the Adviser and the Officer Defendants, and are there indefinitely. As such, they are not accountable to the fund shareholders. The Trustees effectively serve at the pleasure of the Adviser and, by virtue of the absence of meaningful selection and election procedure, lack the legitimate authority to represent the interests of the Funds and Fund shareholders.

(c) The Trustees serve on the boards of all of the Funds of the fund family, here more than 70 Funds, thereby rendering the Trustees incapable of properly and simultaneously serving on so many boards of Funds that held and invested billions of dollars of investor capital. Under such circumstances, the Trustees' conduct on the boards could only be characterized by one or a combination of the following conditions:

i. they rubber-stamped whatever the Adviser presented to them with respect to each of the Funds;

ii. they failed to make meaningful and independent inquiry of the Management defendants' decisions and actions with respect to each of the Funds;

iii. they had inadequate time, commitment and resources to carry out their duties to protect each of the Funds and each of the Funds' investors; and

iv. they treated the numerous Fund board positions they held as a homogeneous group rather than as separate Fund entities requiring separate commitment and attention.

(d) The Trustees are paid for their service to the Funds, both with Trustees' fees and lucrative retirement benefits, in magnitudes that are sufficient to influence them to act in the interest of management of the Fund or the Adviser when the interests of such management may conflict with the interests of the Fund's shareholders.

(e) The Trustees were fully aware of the type of wrongful conduct that involved the timing and late trading of mutual funds. Despite that knowledge, the Trustees failed adequately to assure that the Management defendants adequately monitored, investigated, discouraged, impeded and prohibited such improper activities in the Funds. Such dereliction of their duties excuses demand on the directors/Trustees. More specifically:

(f) Market timing is a phenomenon that has been common knowledge in the mutual fund industry for at least 15 to 20 years. As early as 1989, the high-profile mutual fund company, Fidelity Investments, began to impose and enforce heavy redemption fees on short term trades in its mutual fund shares. In 1992, a well-publicized book entitled "The Market Wizards" focused attention on market timing.

(ii) Since at least as early as November of 1997, when an article appeared in The Wall Street Journal entitled "Mutual Funds Fight the 'Market Timers,'" the existence of the unlawful practices complained of in this action have been well-known to persons in the mutual fund industry, including the directors/Trustees of the Fund. That article detailed the prevalence of market timing in major mutual funds, the types of harm that such activity visited upon the mutual Funds and their shareholders, and the types of measures that some mutual Funds had taken and were taking in order to discourage or prevent such market timing altogether.

(iii) As pointed out in an article that appeared in Fortune Magazine on April 19, 2004, "Clearly, by 2001 everyone connected with the fund industry had to know how crooked the business had become." See The Secrets of Eddie Stern, Fortune, April 14, 2004. The Fortune article also notes that after the current mutual fund scandal broke, the SEC surveyed 88 of the largest fund companies and discovered that half admitted to allowing market timing, and 25% allowed late trading.

(iv) Even though the Trustees thus have had knowledge of the existence and extensiveness of unlawful market timing taking place in the industry, and of the harm that results to mutual Funds and Fund shareholders, the directors/Trustees have either failed despite their knowledge to take action with respect to such practices in connection with the Fund, or they have failed to put in place the proper supervision and control mechanisms that would have brought to their attention the existence of such unlawful practices in the Fund.

(v) Indeed, under Section 15(c) of the Investment Company Act, the Trustees have a specific duty "to request and evaluate … such information as may reasonably be necessary to evaluate the terms" of any investment Advisory contract with respect to the Fund. In this case, the directors/Trustees had a duty to obtain all information regarding all arrangements of the Fund's Investment Adviser that related to such Adviser's contract, including all terms and conditions applicable to the Adviser's performance of its duties. Any terms, conditions, or arrangements whereby an Investment Adviser allowed market timing or late trading or was allowed to effectuate market timing in shares of the Fund are, in fact, part of the Investment Adviser's contract. Alternatively, any such arrangements are, at minimum, among the information "reasonably necessary to evaluate the terms of" the Investment Adviser's contract, within the meaning of Section 15(c) of the Investment Company Act. Consequently, the Trustees either knew about and approved such arrangements with respect to the Funds, or they failed to request all of the "reasonably necessary" information needed to evaluate the Investment Adviser's contract. Indeed, given the Trustees' knowledge of the prevalence and commonplace nature of late trading and market timing in the mutual fund industry, it was incumbent upon the directors/Trustees to take the obvious, prudent measure of implementing an audit-type system or program that would enable them to discover and report back to them all aspects and all components of the investment Advisory contract with respect to the Fund. Had Trustees done this, they would have become aware of the existence of the specific late trading and market timing arrangements in place with respect to such Funds. However, the Trustees failed to put any such necessary system or program in place, thus subjecting themselves to a substantial risk of personal liability for breach of their fiduciary duty because of recklessness, and rendering themselves incapable of being able to impartially consider a shareholder demand, thereby compromising their independence.

(g) The Trustees have failed to take definitive action to recover damages caused to the Fund by such late trading and market timing activities. Indeed, despite the Trustees' awareness of investigations by state and federal law enforcement authorities, and of the

legal actions that have been brought by such authorities, the directors/Trustees have failed to take any action to meaningfully investigate and have failed to take any action to recover for the Funds the damages cause to each Fund by such unlawful activity. On September 3, 2003, the NYAG commenced the NYAG Complaint, thus bringing the market timing and late trading scandal to the attention of the world. Before and after the commencement of the NYAG Complaint, state and federal regulators notified mutual funds of an investigation into market timing and late trading. Since the NYAG Complaint was filed, state and federal regulators have entered into consent enforcement actions with at least six different mutual fund families, representing recoveries of civil penalties and recoveries in excess of $2 billion. The regulators' investigation, the filing of the NYAG Complaint, and the subsequent enforcement actions have highlighted the existence of market timing and late trading as well as the magnitude and severity of the scandal throughout the mutual fund industry. No Director or Trustee could claim to be ignorant of the market timing and late trading scandal since September 3, 2003.

(h) The Trustees' duties required them independently to act without a demand from a shareholder under the circumstances of this Action. Their duties do not come into play only when "kick-started" by a shareholder demand. The Trustees' fiduciary duties apply automatically at all times to require them to act in the best interest of the Funds and to protect the Funds from harm and to recover for harm to the Funds. The purpose of a demand requirement is to enable a matter to be brought to the attention of Trustees so that they can determine what action, if any, to take regarding the matter about which the demand is made. Here, the Trustees are already aware of the matters as to which they should take action to recover for harm to the Funds caused by market timing and late trading. Since the Trustees are already aware of the matter requiring their action, and of their duty to act, any demand under these circumstances

would be nothing but redundant surplusage and would serve as nothing but an unnecessary formality that would elevate form over substance.

(i) The Bank Of America Defendants and the Trustee Defendants knew for more than two year about special arrangements that some shareholders had with BOAC and BACAP employees allowing them to time the Nations Funds. The Bank of America Defendants did nothing to discipline the managers involved until a criminal action was announced against Defendant Sihpol on September 16, 2003, even after the NYAG filed and simultaneously settled a complaint against Canary on September 3, 2003. Further, as part of the SEC/NYAG settlement, BOAC agreed that eight members of the Nations Funds board of directors would be replaced because they approved a market timing arrangement.

(j) The extent of the Defendant Trustees' inaction while they knew that market timing was a problem is reported in the Wall Street Journal on March 16, 2004:

> According to investigators, in May 2002, EXECUTIVES FROM Nations Funds asked the fund Trustees to approve the establishment of a 2% penalty to be levied on investors who redeem fund shares within 90 days of purchase. Such redemption fees are designed to reimburse other fund shareholders for the costs imposed on long-term investors by market timers, as well as to deter market timers.
>
> However, the board was also told bank officials planned to make an exemption in the redemption-fee rule for the unidentified market timer. The board, according to a person familiar with the investigation, didn't question the exemption and approved the redemption fee knowing it wouldn't apply to all shareholder. Regulators said repeatedly during the fund-scandal investigations that funds are obliged to treat all shareholders equally.

(k) Moreover, the Trustees renewed the Advisory Agreements even as they knew that the Adviser Defendants were perpetrating market timing and late trading in the Nations Funds. The form Advisory Agreements provide that to be renewed after the original two-year term, the Agreement requires the specific yearly approval of the majority of

independent Trustees of the Nations Funds. By way of example, the form BACAP Advisory Agreement for Nations provides:

> 12. TERM AND APPROVAL. This Agreement will become effective as of the date set forth herein above, and shall continue on effect until the second anniversary of its effective date. This Agreement will become effective with respect to each additional Fund as of the date set forth on Schedule I when each such Fund is added thereto. The Agreement shall continue in effect for a Fund after the second anniversary of the effective date for successive annual periods ending on each anniversary of such date, provided that the continuation of the Agreement is specifically approved for the Fund at least annually:
>
> > (a)(i)by the Board of (ii) by the vote of a "majority of the outstanding voting securities" of the Fund (as defined in Section 2(a) (42) of the 1940 Act): and
> >
> > (b) by the affirmative vote of a majority of the Trustees of the Trust who are not parties to this Agreement or "interested persons" (as defined in the 1940 Act) of a party to this Agreement (other than as Trustees of the Trust), by votes cast in person at a meeting specifically called for such purpose.

(l) Given the Trustees' awareness of the foregoing facts, and their demonstrated failure to act in the face of their knowledge of those facts, it is highly unlikely that they would be independent and disinterested in responding to a demand. Moreover, given the egregiousness of the Trustees' failure of oversight as outlined above, there is, at minimum, a substantial likelihood that the Trustees will be subject to personal liability for inadequate oversight of the Funds' officers and employees. This exposure to a substantial likelihood of personal liability prevents the Trustees from being able to impartially consider a demand, if one had been made. The likelihood of personal liability is even more pronounced in the case of those Trustees who served on the audit committee of the Fund, since those members had easy access to the internal documents that revealed the market timing and late trading that harmed the fund yet

they took no steps to prevent such activity or to recover damages that the fund suffered on account of such activity.

[¶¶ 503 THROUGH 600 ARE INTENTIONALLY LEFT BLANK]

COUNT I

VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT (Against The Adviser Defendants, Distributor Defendants and BOA N.A.)

601. Plaintiff incorporates by reference paragraphs 1 through 500 above, but not paragraphs 501 through 600 relating to demand, as if set forth herein.

602. The Nations Funds Trust, each of the Funds Trusts, and the Nations Funds are registered investment companies within the meaning of the ICA.

603. The Adviser Defendants are each investment Advisers for the Funds as that term is defined in Section 2 of the ICA.

604. The Distributor Defendants are affiliates of the Adviser Defendants for purposes of Section 36(b) of the ICA.

605. BOA N.A. is an affiliate of the Adviser Defendants for purposes of Section 36(b) of the ICA.

606. Pursuant to Section 36(b) of the ICA, 15 U.S.C. § 80a-35(b), the investment Adviser of a mutual fund owes to the mutual fund the fiduciary duties of loyalty, candor, and due care with respect to the receipt of compensation for services or payments of a material nature paid by the mutual fund to such investment Adviser or any affiliated person. Those fiduciary duties apply not only to the terms of the Advisory fee agreements, but also to the manner in which Advisers seek approval of such agreements.

607. Pursuant to Section 36(b) of the ICA, 15 U.S.C. §80a-35(b), the Adviser owes and owed to the Funds the fiduciary duties of loyalty, candor, and due care with respect to its receipt

of compensation for services or payments of any material nature paid by the Funds or its shareholders to the Adviser or any affiliated person. Those fiduciary duties include, but are not limited to, the duty of the Adviser to seek approval of any Advisory agreement upon full disclosure of all information material to the Trustees' decision regarding the Adviser's compensation.

608. Pursuant to Section 15(c) of the ICA, 15 U.S.C. § 80a-15(c), the investment Adviser of a mutual fund owes to the mutual fund the duty to furnish the directors of the fund "such information as may reasonably be necessary to evaluate the terms of any contract whereby a person undertakes regularly to serve or act as investment Adviser of such [mutual fund] company."

609. Thus, among other things, Section 36(b) of the ICA prohibits and prohibited the Adviser from soliciting the approval of any Advisory agreement from the Funds or the Trustees by use of false or misleading information, or by failing to disclose information material to the Trustees' decision regarding the Adviser's compensation. Information concerning conflicts of interest, the nature and extent of market timing and late trading in the Funds, the nature and extent of capacity arrangements for market timing and late trading in the Funds, and the Adviser's permission, facilitation, or encouragement of and participation in, or failure to detect and prevent, market timing and late trading in the Funds, are particularly important to the Funds and to their independent Trustees.

610. After a reasonable opportunity to conduct discovery, plaintiffs believe the evidence will show that, for any of the Funds, the Adviser Defendants and their affiliates did not make full and fair disclosure of all information that would be material to the Trustees' decision regarding fees and/or other compensation under Advisory and/or other agreements, including in

particular the Adviser Defendants' permission, facilitation, or encouragement of and participation in, or failure to detect and prevent, market timing and late trading.

611. Pursuant to Section 15(c) of the ICA, 15 U.S.C. § 80a-15(c), the Trustees of a mutual fund owe to the mutual fund an independent duty to "request and evaluate . . . such information as may reasonably be necessary to evaluate the terms of any contract whereby a person undertakes regularly to serve or act as investment Adviser of such [mutual fund] company."

612. After a reasonable opportunity to conduct discovery, plaintiffs believe the evidence will show that, for any of the Funds, the Trustee Defendants did not request and/or evaluate information as reasonably may be necessary to evaluate Advisory and/or other agreements, including in particular the Adviser Defendants' facilitation, permission, or encouragement of and participation in, or failure to detect and prevent, market timing and late trading.

613. Pursuant to Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b), mutual fund shareholder may bring a civil action against an investment Adviser or any affiliated person who has breached his or its fiduciary duty concerning such compensation or other payments.

614. Each of the Adviser Defendants and the Distributor Defendants, as their affiliates, breached his, her, or its fiduciary duty to the Funds by the acts alleged in this Complaint including, without limitation, facilitating, permitting, or encouraging, participating in, or failing to detect and prevent, market timing and late trading, all in exchange for their own benefit, including the receipt of "sticky assets" and other deposits on which they would and did receive fees and other compensation or by participating in insider timing themselves.

615. By agreeing and/or conspiring with the market timers to facilitate, permit, or encourage, participate in, or by failing to detect and prevent, market timing and late trading, the Adviser Defendants and the Distributor Defendants placed their own self-interest in maximizing their compensation and other payments over the interests of the Funds.

616. As alleged herein, the Adviser Defendants breached their fiduciary duties with respect to the receipt of compensation for services or other payments of a material nature from the Funds or their shareholders.

617. By virtue of the foregoing, the Adviser Defendants have violated Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b).

618. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, the adoption and approval of the Advisory agreements, Dead Weight, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which defendants are liable.

COUNT II

VIOLATION OF SECTION 36(a) OF THE INVESTMENT COMPANY ACT (Against BOA, BOA N.A., the Individual Defendants, the Trustee Defendants, the Adviser Defendants, and the Distributor Defendants)

619. Plaintiff incorporates by reference paragraphs 1 through 600 above as if set forth herein.

620. The Nations Funds Trust, each of the Funds Trusts, and the Nations Funds are registered investment companies.

621. The Adviser Defendants are investment Advisers under Section 36(a) as that term is defined in Section 2 of the ICA.

622. The Distributor Defendants act as the principal underwriter for the Funds under Section 36(a) as defined in Section 2 of the ICA.

623. The Trustee Defendants are directors under Section 36(a) as that term is defined in Section 2 of the ICA.

624. Defendants BOA, BOA N.A., Gordon, Martini and Bryceland, by virtue of their ownership and position and responsibilities for managing and directing the activities of the Adviser Defendants, the Distributor Defendants, are liable for the actions of those entities.

625. Pursuant to Section 36(a) of the ICA, 15 U.S.C. §80a-35(a), the Adviser Defendants, the Distributor Defendants, and the Trustee Defendants owe and owed to the Funds the fiduciary duties of loyalty, candor, and due care, including the duty of the Advisers to seek approval of any Advisory agreement with full disclosure of information material to the board's decision regarding their compensation and the duty of the Trustees to request and evaluate such information as may reasonably be necessary to evaluate Advisory agreements.

626. Pursuant to Section 15(c) of the ICA, 15 U.S.C. § 80a-15(c), the investment Adviser of a mutual fund owes to the mutual fund the duty to furnish the directors of the fund "such information as may reasonably be necessary to evaluate the terms of any contract whereby a person undertakes regularly to serve or act as investment Adviser of such [mutual fund] company."

627. After a reasonable opportunity to conduct discovery, plaintiffs believe the evidence will show that the Adviser Defendants and the Distributor Defendants did not make full and fair disclosure of all information that would be material to a board's decision regarding advisory and distribution compensation under advisory and distribution agreements, including in particular their facilitation, permission, or encouragement of and participation in, or failure to detect and prevent, market timing and late trading in any of the Funds.

628. Pursuant to Section 15(c) of the ICA, 15 U.S.C. § 80a-15(c), the Trustees of a mutual fund owe to the mutual fund an independent duty to "request and evaluate . . . such information as may reasonably be necessary to evaluate the terms of any contract whereby a person undertakes regularly to serve or act as investment Adviser of such [mutual fund] company."

629. After a reasonable opportunity to conduct discovery, plaintiffs believe the evidence will show that the Trustee Defendants did not request and/or evaluate information as reasonably may be necessary to evaluate advisory and distribution agreements, including in particular the Adviser Defendants' facilitation, permission, or encouragement of and participation in, or failure to detect and prevent, market timing and late trading in any of the Funds.

630. Pursuant to Section 47(b) of the ICA, 15 U.S.C. § 46(b), an investment Advisory agreement that is made in, or whose performance involves a, violation of the ICA, is null and void, and "is unenforceable by either party." Pursuant to Section 47(b) of the ICA, 15 U.S.C. § 46(b), any Advisory agreement made in, or whose performance involves a, violation of the ICA, may be rescinded by the mutual fund.

631. Each of the Adviser Defendants, the Distributor Defendants, and the Trustee Defendants breached his, her, or its fiduciary duty to the Funds by the other acts alleged in this Complaint including, without limitation, allowing market timing and late trading all in exchange for their own benefit, including the receipt of "sticky assets" and other deposits on which they would and did receive fees and other compensation or by participating in insider timing themselves.

632. By agreeing and/or conspiring with the Timer Defendants to permit and/or encourage the Timer Defendants to time the Funds, the Adviser Defendants and the Distributor Defendants placed their own self-interest in maximizing their compensation and other payments over the interests of the Funds.

633. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, the adoption and approval of the Advisory agreements and the 12b-1 Plans, Dead Weight, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which defendants are liable.

COUNT III

VIOLATIONS OF SECTION 47 OF THE INVESTMENT COMPANY ACT (Against the Adviser Defendants and Distributor Defendants)

634. Plaintiff incorporates by reference all paragraphs 1 through 600 and above as if set forth herein.

635. Pursuant to Section 47(b) of the ICA, 15 U.S.C. § 80a-46(b), any contract made in violation, or the performance of which results in a violation, of the ICA is declared unenforceable.

636. For the reasons alleged herein, the agreements between or among the Adviser, the Distributor, and the Funds and the 12b-1 Plans were made in violation of, and their performance resulted in violations of, the ICA and are, therefore, unenforceable.

637. Under Section 47(b) of the ICA, 15 U.S.C. § 80a-46(b), the Advisory agreements and the 12b-1 Plans may be voided and the Adviser Defendants and the Distributor Defendants are liable to return to the Funds all of the fees and consideration of any kind paid to them thereunder.

COUNT IV

VIOLATION OF SECTIONS 206 AND 215 OF THE INVESTMENT ADVISERS ACT (Against The Adviser Defendants and the Distributor Defendants)

638. Plaintiff incorporates by reference paragraphs 1 through 600 above as if set forth herein.

639. The Adviser Defendants and the Distributor Defendants are investment Advisers within the meaning of the IAA.

640. The Funds are clients of the Adviser Defendants and the Distributor Defendants within the meaning of Section 206 of the IAA.

641. Section 206 of the IAA, 15 U.S.C. § 80b-6, prohibits investment Advisers from, among other things, directly or indirectly using the mails or any means or instrumentality of interstate commerce to (a) employ any device, scheme, or artifice to defraud a client or prospective client; (b) engage in any transaction, practice, or course of business which operates as a fraud or deceit upon a client; and (c) engage in any act, practice, or course of conduct which is fraudulent, deceptive, or manipulative.

642. The Adviser Defendants and the Distributor Defendants have violated Section 206 of the IAA by acting as alleged herein. In particular, after a reasonable opportunity to conduct discovery, plaintiffs believe the evidence will show that the Adviser Defendants and the Distributor Defendants facilitated, encouraged, permitted, and participated in, or failed to detect and prevent, market timing or late trading for their own personal gain at the expense of the Funds, and did not make full and fair disclosure of all information that would be material to a board's decision regarding advisory and distribution compensation under advisory and distribution agreements, including in particular their facilitation, permission or encouragement of

and participation in, or failure to detect and prevent, market timing and late trading in any of the Funds.

643. Pursuant to Section 215 of the IAA, 15 U.S.C. § 80b-15, any investment Adviser agreement made or approved in violation of any provision of the IAA, including the investment Adviser agreements between the Adviser Defendants or the Distributor Defendants and the Funds and the 12b-1 Plans, is null and void and may not be enforced by any party thereto.

644. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, the adoption and approval of the Advisory agreements and the 12b-1 Plans, Dead Weight, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which defendants are liable.

COUNT V

CONTROL PERSON LIABILITY UNDER SECTION 48 OF THE INVESTMENT COMPANY ACT (Against Gordon, Martini and Bryceland)

645. Plaintiff incorporates by reference paragraphs 1 through 600 above as if set forth herein.

646. Section 48 of the ICA, 15 U.S.C. § 47(a), provides that it is unlawful for any person, directly or indirectly, to cause another person to do any act or thing that violates the ICA.

647. Gordon, Martini and Bryceland ("Control Person Defendants"), directly or indirectly, caused the Adviser Defendants and the Distributor Defendants to engage in the unlawful conduct alleged herein.

648. Pursuant to Section 48 of the ICA, 15 U.S.C. § 47(a), the Control Person Defendants are liable for causing, directly or indirectly, the Adviser Defendants and the Distributor Defendants to engage in the unlawful conduct alleged herein.

649. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, the adoption and approval of the Advisory agreements and the 12b-1 Plans, Dead Weight, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which defendants are liable.

COUNT VI

COMMON LAW BREACH OF FIDUCIARY DUTY
(Against The Adviser Defendants, The Distributor Defendants And The Trustee Defendants)

650. Plaintiff incorporates by reference paragraphs 1 through 600 above as if set forth herein.

651. The Adviser Defendants, the Distributor Defendants, and the Trustee Defendants (the "Fiduciary Defendants"), and each of them, owe and owed to the Funds the fiduciary duties of loyalty, candor, and due care in the management and administration of the affairs of each of the Funds and in the use and preservation of the Funds' property and assets. Further, said defendants owed a duty to each of the Funds not to waste the Funds' assets and not to place their own personal self-interest above the best interest of the Funds.

652. To discharge those duties, the Fiduciary Defendants and each of them were required to exercise prudent supervision over the management, policies, practices, controls, and financial and corporate affairs of the Funds.

653. As alleged in this Complaint, each of the Fiduciary Defendants breached his, her, or its fiduciary duties by approving or receiving unlawful or excessive compensation or payments in connection with the timing and late trading schemes and other manipulative devices as alleged in this Complaint.

654. As alleged above, each of the Fiduciary Defendants also breached his, her, or its fiduciary duties to preserve and not to waste the assets of the Funds and each of them by permitting or incurring excess charges and expenses to the Funds in connection with the market timing and late trading scheme.

655. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, the adoption and approval of the Advisory agreements and the 12b-1 Plans, Dead Weight, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which defendants are liable.

COUNT VII

BREACH OF CONTRACT
(Against the Adviser Defendants and Distributor Defendants)

656. Plaintiff incorporates by reference paragraphs 1 through 600 above as if set forth herein.

657. The Funds and the Adviser Defendants have entered into Advisory Contracts which are renewed annually.

658. The Funds have fully performed their obligations under the Advisory Agreement.

659. The Advisory Agreements required and require the Adviser Defendants to comply with the requirements of the ICA and all rules and regulations of the SEC promulgated thereunder.

660. The Advisory Agreements required and require the Adviser Defendants to comply with the rules and regulations of the Trusts and the Funds, as set forth in the Prospectuses, the SAIs, and otherwise.

661. The Funds and the Distributor Defendants have entered into Distribution Agreements which are renewed annually.

662. The Funds have fully performed their obligations under the Distribution Agreements.

663. Rule 12b-1, which authorizes mutual funds to use their assets to pay for marketing and distribution expenses, restricts the implementation of such plans to those which benefit the Funds.

664. The Distributor Defendants breached the Distribution Agreements by permitting market timing in the Funds, which does not benefit the Funds.

665. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, the adoption and approval of the Advisory agreements and the 12b-1 Plans, Dead Weight, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which the Adviser Defendants and Distributor Defendants are liable.

COUNT VIII

BREACH OF CONTRACT
(Against BAS)

666. Plaintiffs incorporate by reference paragraphs 1 through 600 above as if set forth herein.

667. Upon information and belief, throughout the relevant period, BAS and the Defendant Advisers, (BOAA and BACAP) were parties to written or oral sales agreements governing BAS's duties as broker-dealer in selling and processing trades of Fund shares (the "Dealer Agreements").

668. The Funds, for whose benefit the Adviser entered into the Dealer Agreements, are intended third-party beneficiaries of the Dealer Agreements.

669. There is implied in all agreements an obligation of good faith and fair dealing pursuant to which neither party make take any action that will deliberately frustrate the other party's purpose in entering into the contract.

670. Upon information and belief, under the Dealer Agreements, BAS expressly agreed to clear mutual fund orders through the NSCC's Fund SERV system and to transmit orders that are received prior to 4 p.m. by a certain time that day ("Day 1"), and those received after 4 p.m. by a certain time the next business day ("Day 2"). Under the Dealer Agreements, BAS and the Adviser Defendants agreed that Day 1 Trades would be priced at the Day 1 NAV and the Day 2 Trades would be priced at the Day 2 NAV.

671. BAS had an express or implied obligation to comply with the federal securities laws, the ICA, the IAA, and all rules and regulations promulgated by the SEC, including the forward pricing rule.

672. In breach of the express or implied terms of the Sales Agreements, and in violation of its obligation of good faith and fair dealing, defendant BAS permitted brokers and timers, including defendants Trautman, Canary, and Pritchard, to submit orders for the purchase and sale of shares of mutual funds, on BAS's RJE electronic trading platform or otherwise, after 4 p.m. on a given day (Day 2 Trade) at that day's NAV (Day 1 NAV), in violation of the forward pricing rule, and permitted the Funds to be late traded and timed to the detriment of the funds.

673. Accordingly, BAS has breached its Dealer Agreements with the Adviser Defendants.

674. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, Dead Weight, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which defendants are liable.

COUNT IX

AIDING AND ABETTING BREACH OF FIDUCIARY DUTY
(Against BAS, Canary, Trautman and Pritchard)

675. Plaintiff incorporates by reference paragraphs 1 through 600 above as if set forth herein.

676. Canary, Trautman and Pritchard ("The Timer Defendants") and BAS knew of the existence and extent of the fiduciary duties owed by the Fiduciary Defendants to the Funds. The Timer Defendants and BAS knew that market timing and late trading the Funds were manipulative devices and knew that these acts were a breach of the fiduciary duties owed to the Funds by the Fiduciary Defendants.

677. BAS allowed for the use of its instrumentalities, including the BAS box, for purposes of market timing and late trading.

678. The Timer Defendants and BAS maliciously, without justification and through unlawful means, aided and abetted and conspired with the Fiduciary Defendants in breaching their fiduciary duties and provided substantial assistance and encouragement to the Fiduciary Defendants in violating their fiduciary duties in the manner and by the actions described in this Complaint.

679. The Timer Defendants and BAS are jointly and severally liable with the Fiduciary Defendants to the Funds for damages proximately caused by their aiding and abetting as alleged herein.

680. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which defendants are liable.

COUNT X

UNJUST ENRICHMENT
(Against All Defendants)

681. Plaintiff incorporates by reference paragraphs 1 through 600 above as if set forth herein.

682. All Defendants ("Defendants") received a benefit in the profits they earned as a result of their unlawful conduct as described in this Complaint from trading on the Funds at the expense of the Funds.

683. Justice and equity require that Defendants not be allowed to retain those profits.

684. Justice and equity require that Defendants unlawfully earned profits be disgorged and returned to Funds because such profits belong to the Funds.

COUNT XI

COMMON LAW INTERFERENCE WITH CONTRACT
(Against BAS, Canary, Trautman and Pritchard)

685. Plaintiff incorporates by reference paragraphs 1 through 600 above as if set forth herein.

686. The Defendant Advisers, (BOAA and BACAP) and the Nations Funds are parties to the Investment Advisory Agreement.

687. The Defendant Advisers breached the Investment Advisory Agreement in the manner and by the actions described in this Complaint.

688. BAS, Canary, Trautman and Pritchard knew of the existence of the Investment Advisory Agreement between the Defendant Advisers and the Nations Funds and knew its terms.

689. BAS, Canary, Trautman and Pritchard knowingly and intentionally induced the Defendant Advisers to breach that contract and interfered with the Defendant Advisers' present and future performance of the Investment Advisory Agreement by its acts of wrongdoing as

described in this Complaint, intending to and proximately causing the described breaches of the Investment Advisory Agreement.

690. BAS, Canary, Trautman and Pritchard carried out this wrongful conduct with knowledge that this conduct would interfere with the Investment Advisory Agreements and cause such breaches of the Investment Advisory Contract and did in fact cause breaches of such contract.

691. The conduct of BAS, Canary, Trautman and Pritchard was improper and without justification or privilege.

692. As a direct and proximate result of BAS, Canary, Trautman and Pritchard's wrongful conduct, BAS, Canary, Trautman and Pritchard each are jointly and severally liable to the Funds with the Defendant Advisers, (BOAA and BACAP) for injuries and damages the Funds have suffered and which they will continue to suffer and is liable for actual and punitive damages.

COUNT XII

CIVIL CONSPIRACY
(Against All Defendants)

693. Plaintiff incorporates by reference paragraphs 1 through 600 above as if set forth herein.

694. The Defendants entered into an agreement or agreements or combinations with each other to accomplish by common plan the illegal acts described in this Complaint and by their actions demonstrated the existence of an agreement and combination.

695. The Defendants by their actions have manifested actual knowledge that a tortious or illegal act or acts was planned and their intention to aid in such act or acts.

696. The Trustee Defendants' conduct constituted willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of their office.

697. The Defendants maliciously and intentionally conspired, combined and agreed with one another to commit the unlawful acts alleged in this Complaint or to commit acts by unlawful means proximately causing injury and damages to the Funds for which they are jointly and severally liable.

698. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, Dead Weight, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which defendants are liable.

WHEREFORE, Plaintiff prays for judgment as follows:

A. Removing each of the Trustees of the Funds named in this Complaint and replacing them with independent Trustees;

B. Removing the Adviser Defendants and the Distributor Defendant;

C. Rescinding the management and other contracts for the Funds with the Adviser, Distributor and other Defendants;

D. Rescinding the 12b-1 Plans adopted by the Funds;

E. Ordering Defendants to disgorge all management fees and other compensation paid to the Adviser and all profits earned on unlawful trading and all management and other fees earned during the period of such trading,

F. Awarding monetary damages against all of the Defendants, individually, jointly, or severally, in favor of the Funds, for all losses and damages suffered as a result of the wrongdoings alleged in this Complaint, including punitive damages where appropriate, together with interest thereon,

G. Awarding Plaintiffs the fees and expenses incurred in this action, including reasonable allowance of fees for plaintiffs' attorneys, and experts,

H. Granting Plaintiffs such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Pursuant to Federal Rule of Civil Procedure 38(b), Plaintiffs hereby demand a trial by jury of all issues so triable.

Dated: September 29, 2004

WOLF HALDENSTEIN ADLER
FREEMAN & HERZ LLP

By: /s/
Daniel W. Krasner
Mark C. Rifkin
Demet Basar
Robert Abrams
270 Madison Avenue
New York, NY 10016
(212) 545-4600

CHIMICLES & TIKELLIS, LLP

Nicholas E. Chimicles
Michael D. Gottsch
Denise Davis Schwartzman
Timothy N. Mathews
100 Haverford Centre
Haverford, PA 19085
(610) 642-8500

POMERANTZ, HAUDEK, BLOCK,
GROSSMAN & GROSS, LLP

Stanley M. Grossman
H. Adam Prussin
100 Park Avenue
New York, NY 10017
(212) 661-1100

Fund Derivative Executive Committee

CHITWOOD & HARLEY LLP

Martin D. Chitwood
Edward H. Nicholson, Jr.
David J. Worley
Tamera M. Woodard
2300 Promenade II
1230 Peachtree Street, N.E.
Atlanta, Georgia 30309
(404) 873-3900

Fund Derivative Plaintiffs' Steering Committee

FARUQI & FARUQI LLP

Nadeem Faruqi
Shane Rowley
David H. Leventhal
320 East 39th Street
New York, NY 10016
(212) 983 - 9330

Fund Derivative Plaintiffs' Counsel

/376650

Exhibit A

New Plaintiffs
None

New Defendants
Bank of America, N.A.
Banc of America Advisers, LLC
BACAP Distributors, LLC
Banc of America Securities LLC
Richard D. Martini
Theodore C. Sihpol
Charles D. Bryceland
William P. Carmichael
William H. Grigg
Thomas F. Keller
Carl E. Mundy, Jr.
Dr. Cornelius J. Pings
Minor M. Shaw
Charles B. Walker
Edmund L. Benson, III
James B. Sommers
Thomas S. Word, Jr.
Gerald Murphy
Robert B. Carroll
Edward J. Stern
Pritchard Capital Partners LLC
Stephens Inc.
Trautman Wasserman & Company, Inc.

Dropped Plaintiffs
None

Dropped Defendants
Kenneth D. Lewis
Edward D. Bedard
A. Max Walker

UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	MDL 1586
[Bank of America/Nations Funds Sub-track]	Case No. 04-MD-15862 (Hon. Judge J. Frederick Motz)
Defendants.	CONSOLIDATED AMENDED CLASS ACTION COMPLAINT
	<u>JURY TRIAL DEMANDED</u>

The Court-appointed Lead Plaintiff, Retirement Design and Management, Inc. ("RDM") and Plaintiffs Simcha Lyons ("Lyons") and D. M. Griffith ("Griffith") (collectively referred to herein as "Plaintiffs") individually and on behalf of all others similarly situated, by their attorneys, allege the following upon information and belief based on the investigation of their counsel, except as to allegations specifically pertaining to RDM, Lyons, and Griffith and their counsel, which are based upon personal knowledge. Plaintiffs' investigation included, among other things, a review of public announcements made by Defendants, including statements made in press releases and on company websites, Securities and Exchange Commission ("SEC") filings, press releases and media reports regarding Defendants, analyst reports, searches of various public informational databases, court filings, including the complaint filed by the New York State Attorney General, Elliot Spitzer ("NYAG") in the Supreme Court of the *State of New York in State of New York v. Canary Capital Partners*, LLC, et al., dated September 3, 2003 the ("NYAG Complaint") certain internal corporate documents, and interviews of confidential witnesses, including, a witness with personal knowledge of the Canary Defendants' (defined

below) improper trading practices with the BofA Defendants (defined below) and the Nations Funds (defined below).

NATURE OF THE ACTION

1. This is a federal class action on behalf of a class consisting of all persons and entities other than Defendants who, during the period September 8, 1998 to September 9, 2003 (the "Class Period"), either purchased or held shares or other ownership units issued pursuant to registration statements and prospectuses for the Nations Funds (defined below) and were damaged thereby (the "Class"). Plaintiffs seek to pursue remedies under the Securities Act of 1933 (the "Securities Act"), the Securities Exchange Act of 1934 (the "Exchange Act"), the Investment Company Act of 1940 (the "ICA"), and the common law. Included within the Class is a Sub-Class consisting of all persons who are, or were, during the Class Period beneficiaries of fiduciary accounts, of which the Defendant Bank of America, N. A. (the "Defendant Bank") was, or is, a corporate fiduciary, the assets of which were invested by the Defendant Bank in one or more of the Nations Funds (the "Fiduciary Sub-Class"). The claims asserted herein on behalf of the Fiduciary Sub-Class only relate to the market-timing and late trading activities of the BofA Defendants described herein.

2. This action charges Defendants with engaging in an unlawful and deceitful course of conduct designed to improperly financially advantage Defendants to the detriment of Plaintiffs and other members of the Class and the Fiduciary Sub-Class. As part and parcel of their unlawful conduct, the Defendants in clear contravention of their fiduciary responsibilities and disclosure obligations, failed to properly disclose that:

(a) select favored customers were allowed to engage in illegal "late trading" in the Nations Funds, a practice, more fully described herein, whereby an investor may place an

order to purchase fund shares after 4:00 p.m. and have that order filled at that day's closing net asset value; and

(b) select favored customers were improperly allowed to engage in "market timing" of their Nations Funds transactions. Such market timing, as more fully described herein, improperly allows an investor to trade in and out of a mutual fund to exploit short-term moves and inefficiencies in the manner in which a particular mutual fund prices its shares.

3. Further, with respect to the Plaintiff Griffith and the Fiduciary Sub-Class, the Defendant Bank has a special and higher standard of responsibility commensurate with the Defendant Bank's role as corporate fiduciary.

4. These two trading schemes were publicly disclosed in a September 3, 2003 announcement by the NYAG. As charged in the NYAG Complaint filed that same day, one such institution that engaged in wholesale manipulation of a variety of mutual funds was the hedge fund –Defendant Canary Capital Partners, LLC, (including its subsidiaries and affiliates Defendant Canary Investment Management, LLC and Defendant Canary Capital Partner, Ltd.,) and its founder and manager Defendant Edward J. Stern("Stern") (collectively referred to herein as "Canary" or the "Canary Defendants"). The Canary Defendants have agreed to pay $40 million to settle the NYAG's charges of late trading and market timing activities in numerous mutual fund families, including the Nations Funds. However, Canary was by no means the only favored investor engaging in these improper trading schemes. Since the filing of the NYAG Complaint, investigations conducted by Plaintiffs and numerous government entities, including the SEC, have revealed that market timing of mutual funds was a cottage industry that was more widespread than originally anticipated.

5. On September 16, 2003, Defendant Theodore C. Siphol, III ("Siphol"), a BofA employee and original architect of the market timing and late trading relationship between the Canary Defendants and the BofA Defendants, was arrested and accused of participating in multiple instances of theft from the Nations Funds by giving the Canary Defendants a trading edge over other investors. Defendant Siphol was later indicted on 40 counts of fraud, larceny and falsifying statements in connection with his late trading and market timing activities at BofA.

6. Three days later, on September 19, 2003, Defendant Richard M. DeMartini ("DeMartini"), President of BofA Corporation's ("BofA Corp.) Asset Management Group, issued a letter to all Nations Funds shareholders addressing the various government investigations into market timing and late trading of mutual funds. This letter, which was also posted on Defendant BofA Corp.'s website, identified and confirmed that at least ten different Nations Funds were timed by preferred investors and that these preferred investors maintained "longer" term investments in at least five additional funds. With respect to the allegations of illegal "late trading," Defendant DeMartini stated that BofA Corp. was "continu[ing] to investigate to what extent *late trading* may have taken place in the Nations Funds[.]" Additionally, the Investigation (defined below) by Plaintiffs' counsel has revealed that additional Nations Funds were timed beyond those disclosed by Defendant DeMartini on September 19, 2003. The following list represents, at a minimum, the Nations Funds that have been identified to be the direct subject of market timing and late trading (collectively, the "Timed Funds"):

(a) Nations International Equity Fund –Primary A Class Shares;

(b) Nations International Equity Fund –Investor A Class Shares;

(c) Nations International Value Fund –Primary A Class Shares;

(d) Nations International Value Fund –Investor A Class Shares;

(e) Nations Intermediate Municipal Bond Fund –Primary A Class Shares;

(f) Nations Intermediate Municipal Bond Fund –Investor A Class Shares;

(g) Nations Municipal Income Fund –Primary A Class Shares;

(h) Nations Municipal Income Fund –Investor A Class Shares;

(i) Nations LargeCap Index Fund –Primary A Class Shares;

(j) Nations MidCap Index Fund –Primary A Class Shares;

(k) Nations SmallCap Index Fund –Primary A Class Shares;

(l) Nations Managed Index Fund –Primary A Class Shares;

(m) Nations Short-Term Income Fund –Primary A Class Shares;

(n) Nations Bond Fund –Primary A Class Shares;

(o) Nations Government Securities Fund –Investor A Class Shares;

(p) Nations Convertible Securities Fund –Primary A Class Shares;

(q) Nations Value Fund –Primary A Class Shares;

(r) Nations Strategic Growth Fund –Primary A Class Shares;

(s) Nations Small Company Fund –Primary A Class Shares;

(t) Nations Emerging Markets Fund –Primary A Class Shares; and

(u) Nations California Municipal Fund

7. On March 15, 2004 BofA announced that it had reached "agreements in principle with the New York Attorney General and the Securities and Exchange Commission over matters related to improper late trading and market timing of mutual funds" which include disgorgement of certain profits, fines, and penalties.

JURISDICTION AND VENUE

8. This Court has jurisdiction over the subject matter of this action pursuant to: § 22 of the Securities Act (15 U.S.C. § 77v); § 27 of the Exchange Act (15 U.S.C. § 78aa); § 44 of the Investment Company Act of 1940 (15 U.S.C. §§ 80a-43); and 28 U.S.C. § 1331, 1337. The Court also has supplemental jurisdiction over the subject matter of this action pursuant to 28 U.S.C. § 1367.

9. The claims alleged herein arise under: §§ 11, 12(a)(2) and 15 of the Securities Act (15 U.S.C. §§ 77k, 77l(a)(2) and 77o); §§ 10(b) and 20(a) of the Exchange Act (15 U.S.C. §§ 78j(b), 78t(a)) and Rule 10b-5 promulgated thereunder by the SEC (17 C.F.R. §§ 240.10b-5); §§ 34(b), 36(a), 36(b) and 48(a) of the Investment Company Act (15 U.S.C. §§ 80a-33(b), 80a-35(a)-(b), 80a-47(a)); and State and common law. In connection with the acts, conduct, and other wrongs complained of herein, the Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, the United States mail, and the facilities of a national securities exchange.

10. Venue is proper in the Southern District of New York pursuant to § 22 of the Securities Act (15 U.S.C. § 77v), § 27 of the Exchange Act (15 U.S.C. § 78aa), and 28 U.S.C. §§ 1391(b) and 1391(c), because many of the acts charged herein, including the preparation and dissemination of materially false and misleading information, occurred in substantial part in that District; Defendants conducted other substantial business and maintain offices within that District; many Class members reside within that District. Venue is also proper in the District of Maryland pursuant to § 22 of the Securities Act (15 U.S.C. § 77v), § 27 of the Exchange Act (15 U.S.C. § 78aa), and 28 U.S.C. §§ 1391(b) and 1391(c), and the multi-district litigation provisions under 28 U.S.C. § 1407.

PARTIES

PLAINTIFFS

11. Lead Plaintiff RDM, as set forth in its certification, which is attached hereto and incorporated by reference herein, purchased or held shares or units of the Nations Funds during the Class Period and has been damaged thereby. As a result of the unlawful conduct alleged herein, Plaintiff RDM suffered damages both in connection with its purchase of Nations Funds and by virtue of holding Nations Funds during the Class Period.

12. Plaintiff Lyons, as set forth in his certification, which is attached hereto and incorporated by reference herein, purchased or held shares or units of the Nations Funds during the Class Period and has been damaged thereby. As a result of the unlawful conduct alleged herein, Plaintiff Lyons suffered damages both in connection with its purchase of Nations Funds and by virtue of holding Nations Funds during the Class Period.

13. Plaintiff Griffith, as beneficiary of the Daniel P. Hanson Trust, through the Defendant Bank as Trustee thereof, as set forth in her certification which is attached hereto and incorporated by reference herein, purchased or held shares or units of Nations Funds during the Class Period and has been damaged thereby. As a result of the unlawful conduct alleged herein, Plaintiff Griffith, as beneficiary of the Daniel P. Hanson Trust, through the Defendant Bank as Trustee thereof, suffered damages both in connection with its purchase of Nations Funds and by virtue of holding Nations Funds during the Class Period.

DEFENDANTS

BofA Defendants

Corporate Parent Defendants

14. Defendant Bank of America, N.A. (the "Defendant Bank") is a federally chartered bank headquartered in Charlotte, North Carolina. The Bank is a commercial and consumer bank

that provides a wide array products and services to individuals, small business and middle market companies and is the largest consumer bank in the country. The Bank is a wholly owned and controlled subsidiary of BofA Corp.

Administrator Defendant

15. Defendant BACAP Distributors, LLC ("Defendant BACAP" or the "Administer Defendant"), formerly known as Banc of America Advisors, LLC, is a registered broker-dealer, incorporated in the State of North Carolina and headquartered in Charlotte, North Carolina. Defendant BACAP is the administrator and distributor of the Nations Funds. Defendant BACAP is responsible for the overall management and supervision of the administrative operations of the Nations Funds. Defendant BACAP is a wholly owned subsidiary of the Defendant Bank, which is a wholly owned and controlled subsidiary of BofA Corp.

Advisor Defendants

16. Defendant Banc of America Capital Management, LLC ("Defendant BofA Capital" or the "Advisor Defendant"), is a registered investment advisor incorporated in the State of North Carolina and headquartered in Charlotte, North Carolina. Defendant BofA Capital is the investment advisor to the Nations Funds. Defendant BofA Capital is responsible for the overall management and supervision of the investment management of the Nations Funds, as well as the day-to-day investment decisions for certain of the Nations Funds. BofA Capital is a wholly owned subsidiary of the Defendant Bank, which is owned and controlled subsidiary of BofA Corp.

17. Defendant Putnam Investment Management LLC ("Putnam"), is a registered investment advisor formed under the laws of the State of Delaware and headquartered in Boston, Massachusetts. Putnam is a wholly-owned subsidiary of Putnam Investments, Inc., which except for shares held by employees, is owned by Marsh & McLennan Companies. Putnam is a co-sub-

advisor to certain Nations Funds and is responsible for the day-to-day investment decisions for certain portions of these Funds.

Broker Defendant

18. Defendant Banc of America Securities, LLC ("Defendant BofA Securities" or the "Broker Defendant") is a registered broker-dealer, member of the New York Stock Exchange and National Association of Securities Dealers and incorporated under the laws of the State of North Carolina and headquartered in Charlotte, North Carolina. BofA Securities is a non-bank affiliate and wholly owned in-direct subsidiary of BofA Corp.

Issuer Defendants

19. Defendant Nations Funds Trust ("NFST" or the "Trust") is a statutory business trust formed under the laws of the State of Delaware and is comprised of more than 65 distinct mutual funds collectively known as the "Nations Funds" or the "Nations Family of Funds," in which investors contribute cash for the purpose of creating a pool of assets with which to invest and purchase securities. In return for their deposits, Nations Funds investors receive shares in the mutual fund in an amount directly proportionate to the amount of their investment (i.e., the larger the amount invested, the more shares the investor receives in the fund). The funds use the invested cash to purchase stocks or other securities, consistent with the investment goals and objectives of the fund.

20. Nations Funds shares are issued to investors pursuant to registration statements and prospectuses that must comply with the Securities Act of 1933 (the "Securities Act"), and the Investment Company Act of 1940 (the "ICA").

21. Nations Funds hold no assets apart from the deposits of their investors, nor do they conduct any operating or investment activities on their own. Instead, Nations Funds are part of a labyrinthine of related structures in which separate legal entities, which are captive to BofA

Corp., perform and control all necessary activities related to the sale and redemption of Nations Funds shares, as well as the management of all Nations Funds investments.

22. The Board of Trustees of NFST ("Board of Trustees," "Trustees" or the "Trustee Defendants") oversees the Trust and is responsible for ensuring that the Trust's funds are managed and operated in the interests of the Nations Funds shareholders. Although all Trustees are charged with the fiduciary duty of protecting shareholders interests when supervising and overseeing the management and operations of the Trust, the independent Trustees have particular responsibilities for assuring that the Trust's assets are managed in the best interest of the shareholders. The Trustees of NFST during the relevant timer period are:

(a) Defendant Edmund L. Benson, III ("Benson") has been a Trustee of NFST from 1999 to the present.

(b) Defendant William P. Carmichael ("Carmichael") has been a Trustee of NFST from 2001 to the present.

(c) Defendant James Ermer ("Ermer") was a Trustee of NFST from 1999 through 2001.

(d) Defendant Robert H. Gordon was the President of BACAP throughout 2002 and Co-Chairman of the Board of Directors for BofA Capital throughout 2000. In addition, Gordon has been a Trustee of NFST since 2002 and has served as Vice Chairman of the Board of Trustees throughout 2003.

(e) Defendant William H. Grigg ("Grigg") has been a Trustee of NFST from 1999 to the present.

(f) Defendant Thomas F. Keller ("Keller") has been a Trustee of NFST from 1999 to the present.

(g) Defendant Carl E. Mundy, Jr. ("Mundy") has been a Trustee of NFST from 1999 to the present.

(h) Defendant Dr. Cornelius J. Pings ("Pings") has been a Trustee of NFST from 1999 to the present.

(i) Defendant A. Max Walker ("Walker") has been a Trustee of NFST from 1999 to the present, served as Chairman of the Board of Trustees of NFST since 1999, and served as the President of NFST from 1999 through 2002.

(j) Defendant Charles B. Walker ("Walker") has been a Trustee of NFST from 1999 to the present.

(k) Defendant Thomas S. Word ("Word") has been a Trustee of NFST from 1985 to the present.

(l) Defendant James B. Sommers ("Sommers") has been a Trustee of NFST from 1999 to the present.

Individual Defendants

23. Defendant Siphol, during the Class Period, worked in the New York office of Defendant BofA Securities' Private Client Services ("PCS") high net-worth group. In April of 2001, Siphol met with Defendant Stern to negotiate market timing capacity for the Canary Defendants in the Nations Funds. Over the course of the next three and half years Siphol worked with the Canary Defendants on a daily basis to increase the quantity, efficiency, and profitability of the Canary Defendants' timing and late trading activities with the BofA Defendants and the Nations Funds. In March 2004, Defendant Siphol was indicted on 40 counts of fraud, larceny and falsifying statements in connection with his late trading and market timing activities.

24. Defendant Rob Gordon ("Gordon") was the President of Defendant BACAP throughout 2002 and Co-Chairman of the Board of Directors for Defendant BofA Capital

throughout 2000. In addition, Defendant Gordon has been a Trustee of NFST since 2002 and has served as Vice Chairman of the Board of Trustees throughout 2003. During the Class Period, Gordon, along with Defendant Siphol and DeMartini, as well other employees of BofA, negotiated and approved market timing and late trading capacity for the Canary Defendants. In addition, Defendant Gordon assisted, facilitated, approved, condoned and/or failed to prevent the other Timer/Trader Defendants' (defined below) and Facilitator/Broker Defendants' (defined below) improper trading activity in the Nations Funds.

25. Defendant DeMartini, was the President of BofA Corp.'s Assest Management Group during the Class Period. During the Class Period, DeMartini, along with Defendant Siphol and Defendant Gordon, as well as other employees of BofA, negotiated and approved market timing and late trading capacity for the Canary Defendants. In addition, Defendant DeMartini assisted, facilitated, approved, condoned and/or failed to prevent the other Timer/Trader Defendants' (defined below) and Facilitator/Broker Defendants' (defined below) improper trading activity in the Nations Funds.

26. The true names and capacities of Defendants sued herein as John Does 1 through 100 are other active participants with the Defendants in the widespread improper conduct alleged herein whose identities have yet to be ascertained. Such Defendants were secretly permitted to engage in improper timing at the expense of ordinary Nations Funds investors, such as Plaintiffs and the other members of the Class, in exchange for which these John Doe Defendants provided remuneration to the Defendants. Plaintiffs will seek to amend this complaint to state the true names and capacities of said Defendants when they have been ascertained.

Non-Bank of America Defendants

Timer/Trader Defendants

27. Defendant Stern is the Managing Principal of Canary Capital Partners, LLC and Canary Investment Management, LLC. Canary Investment Management, LLC receives a fee for managing Canary assets calculated as 1.5% of assets under management and 25% of profits above a certain threshold. As of July 2003, Canary Asset Management, LLC had received approximately $40 million in Canary management and incentive fees.

28. Defendant Canary Capital Partners, LLC is a limited liability company organized and existing under the laws of the State of New Jersey, with office at 400 Plaza Drive, Secaucus, New Jersey.

29. Defendant Canary Investment Management, LLC is a limited liability company organized and existing under the laws of the State of New Jersey, with office at 400 Plaza Drive, Secaucus, New Jersey.

30. Defendant Canary Capital Partners, Ltd. is a Bermuda limited liability company.

31. The Defendants in paragraphs 27 through 30 are collectively referred to herein as the "Canary Defendants" or "Canary."

32. Defendant TransSierra is a business entity whose full name and business address has yet to be ascertained through a search of public records. Based upon an investigation of Plaintiffs' counsel, TransSierra is the "short name" for a business entity that negotiated and entered into agreements with the BofA Defendants to market time the Nations Funds from August 3, 2000 through June 25, 2003.

Facilitator/Broker Defendants

33. Defendant Trautman Wasserman & Co., Inc. ("Trautman") is a private equity and investment management firm specializing in the management of wealth of high net worth

investors and emerging growth companies incorporated under the laws of the State of Delaware and headquartered at 500 Fifth Avenue, Suite 1440, New York, New York 10110. Trautman is a broker-dealer who facilitated and assisted numerous individual traders in market timing and late trading the Nations Funds during the Class Period.

34. Defendant Pritchard Capital Partners, LLC ("Defendant Pritchard") is a registered broker-dealer, member of the New York Stock Exchange and National Association of Securities Dealers and is headquartered in Mandeville, Louisiana. Defendant Pritchard facilitated numerous individual traders in market timing and late trading the Nations Funds during the Class Period.

35. Defendant Aurum Securities Corp. ("Defendant Aurum") is a registered broker-dealer, member of the New York Stock Exchange and National Association of Securities Dealers and is headquartered in San Jose. California, Louisiana. Defendant Aurum facilitated numerous individual traders in market timing and late trading the Nations Funds during the Class Period.

CLASS ACTION ALLEGATIONS

36. Plaintiffs bring this action as a class action pursuant to Federal Rules of Civil Procedure 23(a) and 23(b)(3) on behalf of all persons who purchased and/or held shares in any mutual fund in the Nations Family of Funds adversely affected by market timing and/or late trading which funds and/or their registrants/issuers were advised and administered by the Advisor Defendants and the Administrator Defendant during the period September 8, 1998 to September 9, 2003. Excluded from the Class are Defendants, members of the families of the Individual Defendants and their legal representatives, parents, affiliates, heirs, successors or assigns and any entity in which Defendants have or had a controlling interest, and any other person who engaged in the improper conduct described herein (the "Excluded Persons"). Also

excluded are any officers, directors, or trustees of the Excluded Persons, and all trustees and portfolio managers of the Nations Funds.

37. With respect to Counts I through XIV, Plaintiff Griffith seeks to represent the Fiduciary Sub-Class as defined above who were affected, directly or indirectly, by the market timing and late trading activities described herein. The Excluded Persons are excluded from the Fiduciary Sub- Class. Also excluded from the Fiduciary Sub-Class is the Defendant Bank in its individual and corporate capacity. Also excluded are any officers, directors, or trustees of the Excluded Persons, and all trustees and portfolio managers of the Nations Funds.

38. The members of the Class and the Sub-Class are so numerous that joinder of all members is impracticable. While the exact number of members of the Class and the Sub-Class is unknown to Plaintiffs at this time and can only be ascertained through appropriate discovery, Plaintiffs believe that there are hundreds or thousands of members in each proposed Class. Record owners and other members of each Class may be identified from records maintained by the Nations Funds and/or the Defendant Bank with respect to the Fiduciary Sub-Class, and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

39. With respect to the Class and the Sub-Class, Plaintiffs' claims are typical of the claims of the members of the Class and the Sub-Class as all members of the Class and the Sub-Class are similarly affected by Defendants' wrongful conduct in violation of law that is complained of herein. Plaintiffs will fairly and adequately protect the interests of the members of the Class and the Sub-Class and have retained counsel competent and experienced in class action securities litigation.

40. Common questions of law and fact exist as to all members of the Class and the Sub-Class and predominate over any questions solely affecting individual members of the Class and the Sub-Class. Among the questions of law and fact common to the Class and the Sub-Class are:

(a) Whether Defendants' acts as alleged herein violated the law and/or their fiduciary duties;

(b) Whether statements made by Defendants to the investing public during the Class Period misrepresented and/or omitted material facts about market timing of the Nations Funds; and

(c) Whether, and to what extent, the members of the Class and the Sub-Class have sustained damages and the proper measure of damages.

41. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual members of the Class and the Sub-Class may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class and the Sub-Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

FACTUAL BACKGROUND

General Overview of the Unlawful Conduct

42. This class action arises from a series of unlawful trading practices, commonly referred to as "market timing" and "late trading," that permeated the mutual fund industry and cost mutual fund investors billions of dollars. The harm to investors took the form of: (i) dilution of profits and exaggeration of losses from their investments; (ii) payment of excessive

fees by investors as a result of the unlawful conduct; and (iii) improper management of their investments. The mutual fund companies not only permitted, but actively facilitated this improper conduct, for the purpose of securing hundreds of millions of dollars in management and distribution fees, all to the detriment of ordinary mutual fund investors. Further, the mutual fund companies used the excessive fees they received from market timing and late trading activities to finance various other undisclosed and improper practices. Various other parties actively participated in and aided and abetted the mutual funds' improper scheme, including: (i) the parties who engaged in the improper trading activities themselves, for their own economic benefit; and (ii) various broker-dealers who served as distribution outlets for the mutual funds, and who accepted improper commissions and other payments in exchange for channeling investors into mutual funds where improper trading activity was taking place.

43. The trading polices of the BofA Defendants, as well as various prospectuses covering the issuance of shares of the Nations Funds at issue, assured investors that the BofA Defendants prevented the improper trading practices described above through the imposition of various trading restrictions and redemption fees. In reality, however, the BofA Defendants not only permitted, but in many cases actively encouraged the unlawful activity. The BofA Defendants permitted and encouraged this conduct for the purpose of increasing the amount of assets under management, thereby increasing their own advisory and management fees, by hundreds of millions of dollars. In addition, the BofA Defendants entered into such illicit arrangements in exchange for the deposit, by timers, of huge amounts of assets in other financial products and services offered by the BofA Defendants.

44. The Defendant NFST and the Trustees Defendants also failed to prevent the improper conduct because of fundamental conflicts of interest inherent in the corporate

governance structures of the Nations Family of Funds. As detailed below, the interests of the Nations Funds investors were entrusted to Trustees who are appointed and compensated by the BofA Defendants. In short, these Trustees collected hundreds of thousands of dollars in annual salaries from the same entities that collected fees for managing and advising Nations Funds.

MARKET TIMING AND LATE TRADING PRACTICES

Background Information and the Forward-Pricing Rule

45. The domination of individual mutual funds by their investment advisors, along with the inherent conflicts of interest described herein, have led to these improper market timing/late trading practices. These practices have provided a means for the mutual fund complexes to increase deposits in their funds dramatically, by permitting short-term traders to engage in conduct "prohibited" by the funds themselves because of the highly detrimental effect to other investors in the funds. Since investment advisors and administrators are paid a fee as a percentage of the value of the assets under management, the increased deposits resulting from market timing/late trading has served to increase their fees dramatically. As detailed below, the investment advisors have, in turn, used these increased fees to make improper payments to other brokerage firms, in exchange for their promise to direct investors into the funds where improper trading is permitted.

46. Market Timing/Late Trading opportunities stem from inefficiencies in the manner in which shares of individual mutual funds are priced. Shares of open-end mutual funds are priced daily, based on the particular fund's NAV at the time of the valuation. Unlike equity or debt securities that are valued and traded on stock exchanges, open-end mutual funds continuously issue new shares as new investments are received, and redeem shares as investors withdraw assets. The value of these shares is calculated at 4:00 p.m. EST each day (the close of trading on the New York Stock Exchange), by determining the NAV of the fund (the value of

assets less liabilities), and then dividing that amount by the number of shares outstanding. For example, if a mutual fund with 100,000 shares outstanding holds total assets with an NAV of $1 million, then it will be priced at $10 per share. Thus, an investor seeking to invest $1,000 in this fund would receive 100 newly issued shares, valued at $10 per share.

47. Since mutual fund shares are only priced once per day, the potential exists for an investor to purchase shares at a "stale" price that does not incorporate the latest information, and thereby make a quick profit. For example, if an investor were able to purchase shares of a mutual fund at the NAV calculated <u>before</u> his purchase, with knowledge that the investments held within the fund had risen in value before the next NAV calculation, he could make a risk-free profit by simply buying the shares and then selling them the next day at the new, higher NAV.

48. To prevent this arbitrage opportunity, the SEC enacted Rule 22c-1 under the ICA, which provides as follows:

> No registered investment company issuing any redeemable security, no person designated in such issuer's prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security <u>which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security</u> . . . (emphasis added).

49. Under Rule 22c-1, (also known as the "forward-pricing rule"), mutual fund investors who place orders to purchase fund shares during trading hours do not know the exact price at which their orders will be executed; instead, these orders are executed at the NAV calculated after the order is received, at the 4:00 p.m. close of trading on the New York Stock Exchange. Thus, all investors should have the same opportunity to digest "pre-4:00 p.m. information" before they buy or sell, and no investor should have the benefit of "post-4:00

information" prior to making an investment decision. Further, an investor who can avoid forward pricing and buy at the prior NAV has a significant trading advantage, since he/she can wait until after the market closes for significant news such as a positive earnings announcement to come out, and then buy the fund at the old, low NAV which does not yet reflect the positive news, at essentially no risk.

Subverting The Forward-Pricing Rule Through Market Timing and Late Trading

50. The forward-pricing rule alone, however, does not eliminate the arbitrage opportunity for frequent traders in mutual funds. This is due to the fact that the NAV of the fund, as calculated after an investor purchases his/her shares, still might not incorporate all public information. A typical example is a U.S. mutual fund that holds Japanese shares. Due to time zone difference, the Japanese market may close at 2:00 a.m. EST. If the U.S. mutual fund manager uses the closing prices of the Japanese shares in his fund to calculate an NAV at 4:00 p.m. in New York, he is relying on market information that is fourteen hours old. Any positive market moves during the New York trading day that will likely cause the Japanese market to rise when it later opens, will not be reflected in the "stale" Japanese prices, and thus the overall fund's NAV will be artificially low.

51. "Market Timing" is the practice of trying to take advantage of this information delay in the pricing of mutual funds. Specifically, a market timer who purchases the Japanese fund, described above, at the "stale" price is virtually assured of a profit that can be realized the next day by selling. Taking advantage of this kind of short-term arbitrage repeatedly in a single mutual fund is called "timing" the fund. Indeed, an article appearing on July 1, 2000, in *TheStreet.com* entitled "Your International Fund May Have the 'Arbs Welcome' Sign Out," described a significant opportunity for market timing that occurred within the past 10 years:

> On Oct. 28, 1997, on the heels of a 10% decline in the U.S. stock market, Asian markets dropped precipitously. By 4 p.m. ET, however, the U.S. markets had recovered. To anyone following the Asian markets, it was clear that those markets would follow suit when they opened for trading.
>
> Unfortunately, this was not so clear to some mutual funds that invest in securities traded in Asian markets. These funds calculated their NAVs at the lower, 13 hours' stale closing prices on the exchange. Many arbitragers, knowing the funds' next-day NAV would rise, stood ready to exploit this pricing discrepancy.
>
> . . . They poured money into Asia/Pacific funds and sold them the next day, pocketing a one-day profit of around 10%. This profit came directly out of the pockets of the remaining shareholders.
>
> How much did shareholders in Asia-Pacific funds lose because the funds used stale prices to value their portfolios? Not surprisingly, the funds aren't talking. But based on methodology suggested by the SEC, shareholders in many of these funds would have seen their accounts drop by up to 2.5% overnight.

52. However, market timing opportunities are not limited to mutual funds holding foreign investments, but instead also arise in mutual funds containing illiquid securities such as high-yield bonds or small capitalization stocks. In such cases, the fact that some of the fund's securities may not have traded for hours before the New York closing time can render the fund's NAV stale, and thus open to being timed.

<u>The Market Timing and Late Trading Scandal Breaks</u>

53. In the spring of 2003, Noreen Harrington set in motion a series of events which rocked the foundation of the $7 trillion mutual fund business. Ms. Harrington was a Wall Street veteran who had previously been a managing director at Goldman Sachs and co-head of global fixed-income investments for Barclay's Capital. In April 2001, Ms. Harrington was hired by the Defendant Stern's family, to run certain of his family's estimated $3 billion fortune which had been largely built from the family's ownership of Hartz Mountain Industries. Defendant Stern, the son of the founder of Hartz Mountain Industries, created Canary – a hedge fund – for the

purpose of investing his family's fortune. Almost immediately Defendant Stern focused all of Canary's trading on the market timing of mutual funds.

54. As reported an April 19, 2004, Fortune magazine article, after Defendant Stern requested that Ms. Harrington help persuade her former employer – Goldman Sachs – to let Defendant Stern market time Goldman Sachs' mutual funds, Ms. Harrington began to learn how Defendant Stern and Canary made their money and "realize[d] that something sleazy was going on" between Canary and certain mutual fund companies. In May 2003, Ms. Harrington "blew the whistle" on these late trading and market timing practices.

55. As a result of Ms. Harrington's accusations, the NYAG subpoenaed Canary in July of 2003. Approximately 60 days later, on September 3, 2003, a deal was entered into between the NYAG and Canary, whereby the Canary Defendants agreed to pay $40 million in fines and restitution. In addition, Defendant Stern agreed to certain restrictions on his investing activities and agreed to become the star witness in the government's subsequent investigation of the mutual fund industry. In return, Defendant Stern would not have serve any jail time. Since the NYAG announced the Canary settlement, the SEC, the Justice Department, and numerous state regulators, including those in the States of Massachusetts, California, Wisconsin, New Jersey, New Hampshire, and Colorado, have joined what became a massive investigation.

56. The NYAG's Complaint against Canary and Defendant Stern was the first in a series of public revelations about the improper trading of mutual funds that have implicated many of the funds, their managers, and certain of their preferred customers and which has become, today, a full-blown scandal, resulting significant fines, and even the arrest and prosecution of top executives. The NYAG was recently quoted in Fortune as saying "Every time we turn over a rock in the mutual fund business . . . we find vermin crawling beneath it."

Fortune, April 19, 2004 article titled "If you think you know how bad the mutual fund scandal is, you're wrong. It's worse."

57. The magnitude of the improprieties in the mutual fund industry which have come to light is simply astounding. For example, after the scandal broke, the SEC surveyed the 88 largest mutual fund companies and learned that half admitted to permitting market timing and 25% allowed the blatantly illegal practice of late trading.

58. Equally astounding is the recent revelation that the entire mutual fund industry was aware of the extensive market timing and late trading that was going on, even for those companies that did not permit the practices in their own funds. That was because, among other things, articles were written in trade publications in which fund companies discussed how they were working with market timers, purportedly to better control them. Also, market timers sought capacity (i.e. funds who would allow them to market time in sufficient quantity) openly on Internet message boards. Mutual fund companies were also being repeatedly solicited by market timers seeking permission to market time the various mutual funds. Everyone seemed to know what was going on, that is, except the mutual fund investors and the government regulators.

BANK OF AMERICA AND NATIONS FUNDS SUBSTANTIVE ALLEGATIONS

A. ORGANIZATIONAL STRUCTURE AND RELATIONSHIP OF THE NATIONS FUNDS AND BofA

59. As described above and fully detailed below, the Nations Funds are advised, operated, and controlled by a complicated and often barely comprehensible grouping of advisors, sub-advisors, administrators, distributors, holding companies, subsidiaries, and groups. With the exception of a few unrelated and unaffiliated service providers, all these entities are owned or controlled by BofA Corp. and its executives.

1) NFST/The Nations Funds

60. Defendant NFST is a publicly owned Delaware statutory trust that consists of more than 65 separate "series" of securities. Each of these separate series of securities represents a distinct or particular fund that makes up the Nations Funds. Although each fund within the Nations Funds is marketed and sold as separate investment, the shareholders of each individual Nations Fund is in fact a shareholder in Defendant NFST. Nonetheless, ownership interests and investment objectives for each shareholder differ based upon the particular series of securities or fund, which that shareholder has purchased.

61. Defendant NFST is supervised by the Board of Trustees and is the legal issuer for all the Nations Funds. Defendant NFST may only issue such shares to the public pursuant to a registration statement and prospectus that complies with Section 10 of the Securities Act. As a result, Defendant NFST and the Trustee Defendants are strictly liable to purchasers of the shares for any material misstatement and omission in the Nations Funds' prospectuses under the Securities Act.

62. As the legal issuer and operator of the Nations Funds, throughout the Class Period Defendant NFST retained two wholly owned and controlled subsidiaries of BofA Corp. to manage, advise and operate the Nations family of Funds –Defendant BofA Capital and Defendant BACAP.

2) Investment Advisors – BofA Capital

63. Defendant BofA Capital is the principal investment advisor for all the Nations Funds and is responsible for determining the investment goals and strategy of the Nations Funds, as well as managing their day-to-day investment decisions and activities. Specifically, Defendant BofA Capital is responsible for performing virtually all critical functions of the Nations Funds, including: (i) hiring and employing portfolio managers; (ii) selling shares in the

Nations Funds to the public; (iii) performing all "back-office" operations; (iv) determining the net asset value ("NAV") of the Nations Funds on a daily basis; (v) directing and controlling the investments in the Nations Funds; (vi) ensuring that the investment policies of the Nations Funds are observed; (vii) enforcing the policies of the Nations Funds, including restrictions on trading and other activities that could be detrimental to the Nations Funds shareholders; and (viii) otherwise managing the day-to-day activities of the Nations Funds.

64. For each fund within the Nations Funds, Defendant BofA Capital employs the use of sub-advisors to make the day-to-day investment decisions. In most instances, Defendant BofA Capital is itself the sub-advisor for each individual fund and directly employs the portfolio managers that make and/or supervise the day-to-day investment decisions for that particular fund.

65. However, occasionally, Defendant BofA Capital retains affiliated or un-affiliated investment management firms such as Defendant Putnam Investment Management, LLC, Gartmore Global Partners and INVESCO Global Asset Management Inc., to act as sub-advisors on certain Nations Funds. In these situations, the sub-advisor takes over many the of critical functions listed above in ¶ 62 that are associated with investment management of the particular fund for which it act as sub-advisors and Defendant BofA Capital retains supervisory investment control and authority.

66. Defendant BofA Capital (and through it, BofA Corp.) is paid for its services pursuant to contracts (the "Advisory Agreements") negotiated between Defendant BofA Capital and Defendant NFST and the Trustee Defendants, on behalf of the Nations Funds themselves. The Advisory Agreements between Defendant BofA Capital and Defendant NFST at issue

provide for advisory fees that are a percentage annually of the funds' NAV, calculated on a daily basis and payable monthly or quarterly, in return for their investment advisory services.

3) The Administrator - BACAP

67. Defendant BACAP, an affiliate of BofA Capital, serves as administrator and distributor to the Nations Funds and is responsible for performing the day-to-day administrative functions associated with the business of the Nations Funds. These tasks include: (i) performing back-office operations; (ii) calculating the NAV of the individual funds within the Nations Funds on a daily basis; and (iii) maintaining books and records for each individual fund. Defendant BACAP, a single corporate subsidiary of Defendant BofA Corp., is responsible for administering the business of multiple funds within the Nations Family of Funds.

68. Similar to Defendant BofA Capital, Defendant BACAP (and through it ultimately, BofA Corp.), is paid for its services pursuant to contracts negotiated between Defendant BACAP and Defendant NFST and the Trustee Defendants, on behalf of the Nations Funds themselves. As with Defendant BofA Capital, the Advisory Agreements between Defendant BACAP and Defendant NFST at issue provide for fees that are a percentage annually of the funds' NAV, calculated on a daily basis and payable monthly or quarterly, in return for their services.

4) The Broker/Dealer – BofA Securities

69. Through a sales agreement with Defendant BACAP, Defendant BofA Securities, a full service brokerage firm, that provides investment products and services to high net-worth clients through its Private Client Services Group and security transaction clearing services through its Broker Dealer Services Group, sold and marketed the Nations Funds to its clients. Defendant BofA Securities, although not a subsidiary of Defendant BACAP and Defendant BofA Capital, is an indirect and wholly-owned subsidiary of BofA Corp.

B. The BofA and Canary Late Trading and Market Timing Relationship

70. Based upon the investigation by counsel for Lead Plaintiff, which included among other things, interviews with confidential witnesses, a review and analysis of internal documents of certain Defendants herein, public disclosures made by certain Defendants herein, as well as the public disclosures made by the NYAG and the SEC (the "Investigation"), the BofA Defendants most significant timing and late trading relationship was with the Canary Defendants. In turn, Canary's most extensive late trading and timing relationship was with the BofA Defendants and its Nations Funds.

71. Starting in 2001, the BofA Defendants: (1) negotiated agreements with Canary to market time and late trade in the Nations Funds; (2) set Canary up with a state-of-the-art electronic late trading platform, allowing it to trade late in the hundreds of mutual funds that the bank offers to its customers; (3) gave Canary permission to time its own mutual fund family –the Nations family of funds; (4) provided Canary with approximately $300 million of credit to finance this late trading and timing; and (5) sold Canary the derivative short positions it needed to time the funds as the market dropped. None of these facts were disclosed in the Nations Funds' prospectuses.

72. In the process, Canary made tens of millions through late trading and timing, while the various parts of the BofA that serviced Canary made millions themselves. All of this activity was coordinated through the BofA Securities broker who brought in Canary as a client – Defendant Sihpol.

73. According to the Investigation, Sihpol, who worked in the BofA Securities' PCS-high net worth group located in midtown Manhattan, contacted Stern regarding the possibility of doing business with Canary in April, 2001. Sometime after that initial call, Siphol then visited Stern at his office in Secaucus, New Jersey, wherein, Stern outlined Canary's approach to timing

mutual funds and the results it had achieved doing so. Stern requested that Canary be permitted to time the Nations Funds, and proposed that BofA could both lend Canary the money to do so and provide clearing services for the timing trades. Sihpol agreed to discuss Canary's proposed timing business with other BofA executives and returned to the office and set about obtaining approval for Canary's proposal from his superiors.

74. The Investigation further revealed that after making some inquiries within BofA, Sihpol invited Stern to visit to the BofA's New York headquarters to explain Canary's proposal to a larger group that included top executives at BofA Capital, BACAP, as well as representatives from the BofA Securities' clearing business. At this meeting, which took place in late April, 2001, Stern and two of Canary's traders explained their strategy to the BofA group, discussed their credit needs, and presented a list of the Nations Funds they wanted to time.

75. According to the Investigation, the conversation turned to clearing, and representatives of BofA's clearing business offered to set up Canary with direct access to the BofA's clearing function through their electronic ADP system ("ADP" or "the Platform"). By using this technology, that was proprietary to BofA, Canary was able to enter its trades of Nations Funds, as well as scores of trades in dozens of other mutual fund families, directly into Canary's computers in New Jersey, after the market closed, until 6:30 p.m. New York time, without having to speak to a BofA representative to make the transaction.

76. According to an internal memorandum, dated April 16, 2001, prepared by Sihpol, Canary and BofA agreed to go forward, subject to final approval of the list of Nations Funds to be timed. The memorandum summarized the Canary/Stern relationship and their efforts to implement Canary's mutual fund trading strategy up to that point. This memorandum, was sent

to Bryceland, Sihpol's superior in PCS's high-net worth brokerage group at BofA Securities and a BofA Securities compliance officer. Among other things, the memo notes that:

- Canary used a proprietary strategy involving market timing through daily mutual fund trading;
- The "immediate objective" was to implement Canary's "proprietary market-timing trading strategy, through the use of BofA Defendants' mutual fund clearing operations;" (b) initially it was contemplated that Bank of America would permit Canary to time $20 to $30 million in Nations Funds; and (c) Canary would make a "sticky" asset investment of the same amount of money in Nations bond funds;
- Initially Canary would execute its mutual fund timing trades by calling the trades into Sihpol, (b) Canary would later be provided a direct link to BofA Defendants' proprietary mutual fund clearing system; and (c) the BofA Defendants' clearing department had approved installation of the "direct link;" and
- Other potential business Bank of America could pursue with Canary and the Stern family included a potential $100 to $200 million line of credit to facilitate Canary's trading operations and a $25 to $30 million opportunity for the BAS' derivatives desk to assist Canary in shorting the stocks owned by the mutual funds Canary was timing.

In the memorandum, Defendant Sihpol acknowledged that Canary's requests were "a bit unorthodox," but stated that Canary "made it clear they are not only willing to play by the guidelines we agree on, but also pay [BofA] for the value we can add."

77. As revealed by the Investigation, Bryceland favored the market timing relationship with Canary and later commended the diligence of Defendant Sihpol and his team to some of the most senior BofA executives. A BofA Securities compliance representative, initially questioned the propriety of giving a client "direct access" to BofA Securities mutual fund clearing capabilities. However, the compliance officer's concerns were satisfied when Defendant

Sihpol informed him that other BofA employees "felt the business was worthwhile and an appropriate use of [BofA's] resources."

78. On May 1, 2001, Defendant Stern sent Defendant Sihpol a letter confirming the Nations Funds Canary hoped to time, providing the dollar amounts of timing for each fund. According to the letter, Canary intended to time four funds --Nations Convertible, Nations International Equity, Nations Emerging Markets and Nations Small Cap-- in an aggregate amount of $16.8 million. The short term trading was to average one "round turn" per week (i.e., one purchase and one sale of the mutual fund shares each week). After selling a fund, the proceeds of the sale were to be deposited into a Nations money market fund or short-term bond fund until such time that Canary decided to "redeploy" it for the next timing trade in the "approved" Nations Funds.

79. The letter further confirmed the understanding reached with respect to manual, electronic and late trading, and BofA Securities intention to provide financing for it. Stern wrote:

> We plan on transacting our trades manually at first (via Fax), at a time of day that is a little bit earlier than [the BAS clearing representative] specified in our first meeting. As soon as we can work out our lending arrangement with the bank and begin transacting electronically via ADP, we will draw down leverage against the capital we have deployed in the Nations funds, effectively increasing our trading capital with your firm to $32 million. If all goes well, this capital should grow larger as we get a sense of what trades can and cannot be done via the Banc of America Securities Platform. We really would like to get going with ADP and begin trading electronically as soon as possible.

Stern also confirmed one of BofA's rewards for allowing such timing activity – the deposit of "sticky assets." The letter states:

> It is also our intention to commit "permanent" capital to Nations funds in an amount equal to the dollars that...[a special purpose mutual fund timing vehicle affiliated with Canary] trades. For the time being, we have chosen to invest in Nations Short to Intermediate Government and Nations Short Term Income Fund....

80. The Investigation revealed that although Defendant Sihpol had obtained the go-ahead from clearing operations, his branch manager and the compliance department, he still needed the consent of BACAP—the Administrator of the Nations Funds. Defendant Gordon, then the co-President of BACAP, had been kept abreast of the negotiations with Defendant Stern from the beginning, and had provided Defendant Sihpol with a list of Nations Funds from which Canary had made its selection of target funds.

81. According to a May 3, 2001 e-mail from Defendant Sihpol to Defendant Gordan, which attached a copy of Stern's May 1, 2001 letter, Defendant Sihpol advised Defendant Gordon of the names of the trading vehicles Canary would be using for its timing trades and advised that a Canary affiliate would be "making the dollar for dollar investment in the two short-term government funds."

82. Through the May 3, 2001 e-mail, Defendant Sihpol also sought to enlist Defendant Gordon's assistance with Canary's proposed derivatives transactions (or "equity basket swap" transactions) involving the securities held in certain of the Nations Funds. Defendant Sihpol wrote:

> Additionally, if you could...let us know what the most efficient, proper way of getting the portfolio's positions and weightings to Cockatiel that would put us on track for a conversation with our derivatives desk.
>
> Thanks again for all your help....
>
> Ted

83. Defendant Gordon forwarded Defendant Sihpol's e-mail and its attachment to various senior managers within BACAP, as well as certain individual portfolio managers, stating:

> I've spoken to a number of you about this day trading exception. The account is the Stern Family, a significant and growing

> GCIB/Bank relationship. Also, nice incentive of matching funds in the Short-Intmdt. Gov't Fund.... thanks, and let me know if there are any issues.

84. According to the Investigation, no one raised any issues. Rather, after being notified in a subsequent e-mail from Defendant Sihpol that the $20 million in "sticky assets" promised by Canary had arrived, Defendant Gordon forwarded the e-mail to various BofA personnel confirming that Canary was "an approved timer."

85. Defendant Gordon's e-mail granting a special market timing dispensation to Canary was forwarded to the BofA "timing police" responsible for protecting the Nations Funds from market timers.

86. The Investigation revealed that at first, Canary conducted its late trading with BofA "manually." Prior to 4:00 p.m. New York time, Canary sent Defendant Sihpol or a member of his team a series of "proposed" mutual fund trades by e-mail or fax. Upon receipt, Defendant Sihpol or a member of his team would fill out an order ticket, time stamp it, and set it aside until that evening. In order to facilitate the late trading, BofA established an after-hours cut-off time for confirmation of Canary's trades. This was usually between 6:30 p.m. and 8:00 p.m., thereby allowing Canary enough time to obtain that day's NAV and decide whether to go ahead with the trades. After the NAVs, came out if Canary decided to go ahead with trades they would confirm the trade with Defendant Sihpol's group. The order (with its pre-close time stamp) would then be sent by Defendant Sihpol's group by fax to BofA Securities' clearing department for processing, where it would receive that day's NAV. If Canary decided that they didn't want to go ahead with the trade, Canary would send an e-mail or fax to Defendant Sihpol's group stating that the earlier trade request was a mistake. The order would then be cancelled and Defendant Sihpol or a member of his team would destroy the ticket.

87. However, the manual trading system was cumbersome, and Canary soon began using ADP, the "direct link," to conduct its late trading. After BofA technicians installed ADP in Canary's offices in June of 2001, the link became the preferred route for Canary's late trading (although the manual procedure was still followed occasionally for certain orders and when Canary experienced technical problems). The direct link enabled Canary to trade late not just in the Nations Funds where it had negotiated capacity, but in the many other mutual fund families with which BofA Securities provided clearing services. When there was a significant market event after 4:00 p.m. EST but before the ADP trading window closed at 6:30 p.m., the NAVs of many of these funds would be stale and potentially ripe for arbitrage trading by Canary.

88. Defendant Sihpol and his team collected a so called "wrap fee" of one percent of the Canary assets in Nations Funds and one half of one percent of the assets in other funds traded through the Platform. The term "wrap fee" generally refers to the fee BofA charges for BofA's investment advice on accounts it manages. However, BofA provided no investment advice to Canary, rather, the "wrap fee" was compensation for providing Canary with timing capacity and allowing Canary to engage in late trading.

89. Throughout 2001, 2002, and up until July 2003, Canary placed late orders for hundreds of mutual fund trades through ADP. Each evening, summaries of Canary's late trades were faxed to Defendant Sihpol's team. Defendant Sihpol's team would use the summaries to reconcile trading reports before discarding them.

90. According to the Investigation, during the Class Period, Defendant Sihpol went to BofA's private banking group to obtain additional financing for Canary's trading strategies. The executives who approved this financing knew that the money would be used to time BofA's own Nations Funds. BofA initially agreed to a $75 million line of credit, and later increased it to $100

million, and then to $200 million. The collateral for these loans was Canary's mutual fund positions, so the BofA's credit area tracked Canary's trading closely to make sure BofA was fully secured. Canary paid BofA a generous interest rate of LIBOR plus 1.25% for this loan.

91. The Investigation also revealed that Defendant Sihpol sought and obtained approval for the BofA's equity derivatives area to engage in the complex "equity basket swap" transactions that enabled Canary to sell mutual funds short and profit from falling markets. Defendant Sihpol facilitated establishing these "synthetic" short positions by obtaining from Defendant Gordon's group the precise makeup of the Nations Funds that Canary was interested in shorting. This information was then transferred to the BofA's derivatives desk, which would then sell the stocks that the Nations Funds managers were buying in order to create a hedge. Defendant Sihpol helped Canary update these positions on a regular basis so that the positions tracked the changing portfolios of the Nations Funds. Canary paid BofA's derivatives group commissions for the stock sales plus a generous financing spread.

92. Canary's timing activity in Nations Funds continued throughout 2001. According to an e-mail from Defendant Sihpol to Defendant Bryceland, in early 2002, Defendnt Sihpol and Defendant Gordon had agreed in December, 2001, to provide Canary with more timing capacity. Defendant Siphol wrote:

> Canary is currently OK to trade 1% (or approx. $5MM) of the Nation's International fund. When Rob [Gordon] and I spoke in December we agreed an increase to 2% would be acceptable provided it was accompanied by an amount of "sticky" assets to be determined later.

When the time had come for Gordon to make good on this agreement, Sihpol sent an e-mail to Gordon dated January 2, 2002:

> Rob-

> Happy New Year. We wanted to let you know Canary's line of credit with the bank has been increased to $100MM (from $75) and they are anticipating putting it to work with us over the next couple of weeks. Do you have any feel on when we could expand their space in [the International Fund] as we discussed last month? This is a top priority for them and have [sic] offered "sticky" assets in return for additional trading space.
>
> Thanks again for the help.
>
> Ted

93. Defendant Gordon disagreed however, claiming that the agreement was only that he would consider approving an increase in Canary's timing capacity which was contingent upon the fund sub-advisor's consent to the timing activity. Defendant Gordon then enlisted the assistance of a senior executive at BofA's private bank, with whom he had already discussed the issue. In an e-mail forwarding Defendant Sihpol's January 2nd e-mail, Defendant Gordon wrote:

> . . . you and I talked briefly about this on the bus in Phoenix—is this something that you want me to continue to make exceptions for (we don't as a general rule except market timers)? The corresponding balances they give us in the funds are nice but I wouldn't do it for that.
>
> Rob

94. This message was forwarded to another BofA executive with the note that the Canary relationship "is controversial within bacap," and requested that she speak with Defendant Gordon and advise on a game plan. According to an e-mail from Bryceland, Defendant Sihpol's supervisor, the private bank's concern "was making sure we do additional business if we are giving them 100mm of our balance sheet?"

95. The next day, January 4, 2002, Defendant Sihpol sent an e-mail to Bryceland quantifying the past and future Canary relationship. In relevant part, Defendant Sihpol wrote:

> The commission generated as of 12/31/01 has totaled over $655,000 (not including any revenue generated from the LIBOR + 125 [basis points] $100MM line of credit from the bank- of which

> $70 MM is currently drawn). This means the revenues for AMG would total over $2,250,000 on an annualized basis. This number assumes zero growth over the next year and does not include the one time fees (initial mutual funds charges, loan closings, etc.) the account experienced this year. We are meeting with Eddie Stern on Monday to discuss dramatically expanding their derivative business and the addition of new capital to their trading accounts.

96. Bryceland forwarded Defendant Sihpol's "quantification" of the Canary relationship to additional senior members in the BofA hierarchy. Recipients included Defendant Richard DeMartini, the head of all of BofA's asset management businesses. Included with Defendant Sihpol's e-mail was Defendant Bryceland's praise for the individuals involved:

> Accolades go to:
>
> *Rob Gordon & BACAP for giving access to BACAP funds for market timing activities (initial business we booked and not normally accepted by BACAP)
>
> *[Private Bank executives] - Line of credit for 75 mm, now 100mm to provide leverage for derivative and market timing transactions in an expedited and extremely professional way
>
> *Ted Sihpol .... - for...appropriately drawing on the firms [sic] resources to establish [the Canary relationship].
>
> It is always nice to enter a new year with a success like this. Thanks to all team members who have contributed to this profitable relationship and for thinking across divisional lines to make money for the firm.

97. Subsequently, Defendant Sihpol met with Canary as he indicated he would in the "quantification" e-mail. Apparently the controversy within BACAP continued, however, as Defendant Gordon had not yet approved Canary's request for additional timing capacity. Defendant Sihpol e-mailed the results of his Canary meeting to Defendant Gordon as follows:

> 1. They are adding an additional $50MM to their trading accounts to be run at 50 [basis points]. This is part of $90MM worth of negotiated space they have been promised by another firm and wish to trade the space here. This will be followed by the additional 40MM as they use the $100MM line of credit.

> 2. They agreed to try and increase their communication with us/the funds when increasing or decreasing the size of their trade in our (Nations) funds.
>
> 3. They would like to see a term sheet on the principal protected note managed by Marsico as soon as one becomes available - and understand the value of participating in proprietary offerings.
>
> 4. They [sic] fund would like to increase their business w/ [the derivatives area] - esp. the ability to trade the same contracts more frequently (weekly). The execution of our [derivatives] desk is the best they have on the street.
>
> 5. Lastly, they would like to ask if we could grant them space (1-2%) in 3 additional Nations Funds. . . .
>
> While I know we continue to ask for space, the client continues to bring us new, outside, assets and continues to pay us generously on in-house, outside and derivative accounts. Thanks again for the help and anything you could do would be great....

98. Defendant Gordon forwarded Defendant Sihpol's status e-mail to Defendant DeMartini with the following message:

> Rich—Once we've gotten the Marsico Principal Protected Fund off the ground, we intend to ask Mr. Stern for a commitment of $20 million in return for the market timing commitments.
>
> Rob

99. BACAP, however, was unable to launch the Marsico Principal Protected Fund into which the sticky money was to be deposited. Defendant Gordon, nonetheless, approved additional timing capacity, and Canary continued timing various Nations Funds throughout 2002 and into 2003.

C. BofA Permitted, Facilitated or Failed to Prevent Market Timing By Other Entities within the Nations Funds

100. The Investigation has also revealed that Canary was not the only entity improperly trading in the Nations Funds with assistance of the BofA Defendants. As early as 1999, BofA employees had entered in agreements to allow other entities, including the entity

Defendant TransSierra, to time the Nations Funds. Specifically, from approximately January 27, 2000 through June 25, 2003, Defendant TransSierra made hundreds of millions of dollars worth of timed trades in the Nations Municipal Income Fund, Nations Intermediate Bond Fund and the California Municipal Fund.

101. In addition, also as early 1999, BofA was providing other broker-dealers, such as Defendants Trautman, Pritchard and Aurum ("Broker/Dealer Defendants") direct access to ADP. This unfettered and unmonitored access into BofA's clearing services, allowed the Brokers/Dealers Defendants to conduct approximately a half a billion dollars worth of timed transactions on behalf of their clients in the Nations Funds, as well as scores of timed transactions in dozens of other mutual fund families.

D. <u>The Nations Funds Prospectuses Contained And/Or Omitted False and Misleading Statements</u>

102. Before investing in any of the Nations Funds, including the Timed Funds, Plaintiffs and the Class members were entitled to and did receive one of the registration statements, prospectuses and statements of additional information incorporated therein (the "Prospectuses" or "Nations Funds Prospectuses"). Similarly, the Defendant Bank, in its capacity as corporate fiduciary, provided Nations Funds Prospectuses directly to members of the Fiduciary Sub-Class. However, at no time did the Nations Funds Prospectuses disclose to shareholders: (1) the agreements with the Canary Defendants and other the Timer/Trader Defendants; (2) the extensive market timing activities pursuant to these agreements, (3) the agreements concerning "sticky assets;" (4) the fact that the Canary Defendants and other the Facilitator/Broker Defendants had access to BofA trading platforms that enabled them directly time and late trade; or (5) the other profits BofA had earned in connection with the Canary Defendants receiving timing capacity in the Nations Funds.

103. Prior to 2001, none of the Prospectuses contained any meaningful statements or disclosures related market-timing or late trading generally, nor did Prospectuses contain any disclosures regarding the BofA Defendants practice of permitting and actively soliciting timers of the Nations Funds in exchange for huge profits to the Defendants, despite that fact that the BofA Defendants knew of the detrimental effect that timing had on the Nations Funds. BofA's knowledge of the harm to shareholders from timing activity is evidenced by the language in these prospectuses that stated:

> Frequent trading can result in larger distributions of short-term capital gains to shareholders.
>
> Frequent trading can also mean higher brokerage and other transaction costs, which could reduce the Fund's performance.

104. In addition, BofA policy at that time was to prevent market timing in the Nations Funds. For example, on April 26, 2001, BACAP Senior Vice President and COO, Edward Bedard, sent a letter to an Associate Director at Bear Stearns, & Co., Inc. stating:

> Nations funds believes that market-timing activity can be detrimental to fund performance and portfolio management, which is not in the best interest of shareholders. As stated in the prospectus, Nations funds reserves the right to limit the number of share exchanges within a specified time period.

The letter went on to set forth the policies of the Nations Funds regarding the detection and stopping of market-timing activity and requested the assistance of Bear Stearns in enforcing such policies and guidelines in all accounts that Bear Stearns acted as clearing broker.

105. In a June 1, 2001 email Bob Chetty, a BACAP Senior Executive, stated "Effective June 6, please place the appropriate subsequent purchase and exchange stop codes on the accounts...identified as market timers."

106. In July of 2001 BofA executives were even complimented on the great job they were doing to identify market timers.

You are doing a great job identifying market timers!

As we come across accounts that appear to be timers can I shoot you an email so that you can review and maybe we can shut them down earlier. It bothers me a little to assist brokers with rejected trades who are obviously timers!!

107. Then on August 2, 2001, Chetty circulated a one page summary of BofA's market timing procedure, which stated:

> I. BACAP Management Information Team generates a weekly excel spreadsheet covering the most recent transactions and look[s] for instances of excessive activity over a set threshold of $50,000.00. This report is then distributed via e-mail.
>
> II. Fund Administration will review this report to identify Market Timer Accounts. Any account showing three round trips in any one fund is considered a Market Timer. The final file is then e-mailed to PFPC.
>
> III. The e-mail sent to PFPC will provide authorization and instruction to place the appropriate purchase and stop codes on the accounts identified as market timers. This action will prevent future purchases and exchange activity into these accounts.

108. Several days later Chetty informed others at BofA that they had been successful at finding and shutting down timers:

> Activity was noticeably high during the second and third weeks. Following the third week's reporting cycle twenty three accounts were shut down. Overall during the month twenty three accounts met the criteria of three round trips in a four week period and were shut down. It would appear that Paine Webber has taken the place of Bear Stearns as the worst offender given the fact that of the twenty two accounts shut down, fifteen of them were coming through Paine Webber. Regarding Bear Stearns, we continue to see no new accounts from them."

109. However, none of BofA's practices of shutting down market timers were directed at entities such as the Canary Defendants, who negotiated market timing and late trading capacity in exchange for huge profits to BofA. Rather, during the same month that Bedard sent the letter to Bear Sterns regarding the need to protect shareholders from market-timing activity,

Defendant Siphol was soliciting Canary and negotiating a deal to allow Canary unfettered access and ability to time the Nations Funds.

110. In 2002, when Canary's timing activity was in full swing, language was added to the Nations Funds' Prospectuses, including the Timed Funds, disclosing the harmful effect of market timing and reassuring shareholders that Nations Funds would protect them. Specifically, the following disclosures are made:

> The interests of a Fund's long-term shareholders and its ability to manage investments may be adversely affected when its shares are repeatedly bought and sold in response to short-term market fluctuations—also known as "market timing." The exchange privilege is not intended as a vehicle for market timing. Excessive exchange activity may interfere with portfolio management and have an adverse effect on all shareholders. When BA Advisors believes frequent trading would have a disruptive effect on a Fund's ability to manage its investments, a Fund may reject purchase orders and exchanges into a Fund by any person, group or account that is believed to be a market timer.

111. The BofA Defendants also put into effect an additional measure to prevent timing in May of 2002 --a redemption fee program for certain "international funds." At a meeting of the Trustees on May 29-30, 2002, at which Defendant Gordon and other BofA supervisory personnel were present, "the imposition of a 2.00% redemption fee on the proceeds from the sale of shares of the International Funds made within 90 days of purchase..." was approved by the Trustees. The redemption fee was proposed to the Trustees by Defendant Gordon "in an effort to address market timing concerns." However, "certain excepted transactions" were exempt from the redemption fee.

112. As reflected in a May 2, 2002, e-mail from a BofA employee to Defendant Gordon, the Canary Defendant's timing activity was specifically presented to the Trustees as transactions that would be exempt from any redemption fees:

> Under the proposed exemptions for redemption fees on the international funds, we have given the funds the ability to exempt certain organizations with whom we have a contractual relationship from the fee. This will cover the relationships such as...the Stern family account.

113. As one of BofA's "timing police" later stated in an internal email discussing another timers' search of timing capacity:

> Our stated policy for the Funds, and our representation to the Board, is that we do not allow market timing activity.

114. A copy of this email was sent to Defendant Gordon on March 18, 2003. Nontheless, five days later, Defendant Gordon approved further Canary timing in two additional Nations funds.

115. As of 2002, the Nations Funds Prospectuses, including the Timed Funds falsely stated that the BofA Defendants actively safeguard shareholders from the recognized harmful effects of timing.

116. With respect to the pricing of mutual fund shares and late trading, the Nations Funds Prospectuses uniformly contained the following language:

> How are shares priced:
>
> All transactions are based on the price of a Fund's shares –or its net asset value per share. We calculate net asset value per share for each class of each Fund at the end of each business day. First, we calculate the net asset value for each class of a Fund by determining the value of the Fund's assets in the class and then subtracting its liabilities. Next, we divide this amount by the number of shares that investors are holding in the class.
>
> The offering price per share is the net asset value per share plus any sales charge that applies.
>
> The net asset value per share is the price of a share calculated by a Fund every business day.

117. The Prospectuses were materially false and misleading because they failed to disclose and/or misrepresented the following material and adverse facts:

a. that Defendants had entered into the agreements described above, allowing the Canary Defendants and the other Timer/Trader Defendants to time and/or late trade shares of the Timed Funds during the Class Period;

b. that, pursuant to those agreements, the Canary Defendants and the other Timer/Trader Defendants, regularly timed and/or late traded shares of the Timed Funds during the Class Period;

c. that, contrary to the policies and express representations in the Prospectuses, the BofA Defendants enforced their policies against frequent traders selectively, i.e., they did not enforce it against the Canary Defendants or the other Timer/Trader Defedants, or others;

d. that the BofA Defendants provided the Canary Defendants and the other Facilitator/Broker Defendants with access to ADP, that allowed the Canary Defendants and the other Facilitator/Broker Defendants the direct and unmonitored ability to time and late trade their mutual fund transactions;

e. as a result of this activity the BofA Defendants allowed the Canary Defendants, the other Timer/Trader Defendants, and the Facilitator/Broker Defendants, to engage in trades that were disruptive to the efficient management of, and/or increased the costs and reduced the actual performance of the Nations Funds, including the Timed Funds during the Class Period; and

f. the above-referenced Prospectuses also failed to disclose that, pursuant to the improper agreements, the BofA Defendants benefited financially at the expense of the investors in the Nations Funds during the Class Period.

E. BofA Admits to Improper Trading Practices within the Nations Funds

118. Ultimately, even BofA's own employees questioned whether the Canary Defendant's timing trading was detrimental to long-term shareholders. In a May 12, 2003 e-mail, a BofA employee complained vociferously to the "timing police" about the damage a timer – apparently Canary – was doing to one of the Nations Funds:

> the PB has a client who trades $9 million in and out of the midcap index fund all the time. It wasn't so bad when he held his positions for a while, but now he's trading extremely short swings, sometimes with holding periods of only a day. The impact of this has been lessened since we have been getting notification in time to hedge at the close, but there is still a cost that's being borne by other fund shareholders. We would be happy to set up a futures trading account for this guy and handle his futures trades for him, but a mutual fund is not the right vehicle for this kind of trading.

119. Notwithstanding these concerns, the Canary Defendants continued to time the Nations Funds until early July, 2003, when the Canary Defendants received a subpoena from the NYAG. At that point, the Canary Defendants' timing of Nations Funds ceased. On July 3, 2003, a member of the BofA "timing police" force sent the following e-mail to his colleague:

> This [attachment] is the [Canary] account in Small Company that came in on June 11 through Bear Stearns that Ted Sihpol indicated would be "sticky" money. They placed a full liquidation yesterday.

120. On September 19, 2003, BofA issued a letter to its Nations Funds shareholders addressing the reports of recent investigations into market timing and late trading. In this letter BofA admitted that certain of its Nations Funds, including Nations Convertible Securities, International Equity, Emerging Markets, Small Company, SmallCap Index, MidCap Index, LargeCap Index, Managed Index (now known as LargeCap Enhanced Core), Value and Strategic Growth Funds, were the subject of market timing by Canary. In addition BofA Corp. stated that "Canary also maintained longer-term investments in the Nations Short-Intermediate Government, Short-Term Income and Government Securities Funds and invested in the Nations

Prime and Cash Reserves Funds." However, the Investigation has revealed that in addition to the above Nations Funds that were timed by the Canary Defendants, many other Nations Funds were timed, including Nations Government Securities Fund, Short-Term Income Fund, International Value Fund, Bond Fund, Municipal Income Fund, Intermediate Municipal Bond Fund and California Municipal Fund.

121. With respect to late trading, BofA stated in the September 19, 2003 letter that such activities are prohibited, but they are continuing to investigate to discover "to what extent late trading may have taken place in the Nations Funds."

122. After the NYAG filed its complaint, BofA suspended and fired several of its employees in connection with the allegations of late trading and market timing. Then, on September 16, 2003, Defedant Sihpol was arrested and accused of participating in theft from Nations Funds by giving Canary a trading edge over other investors.

123. Finally, on March 15, 2004, BofA and the SEC announced that they reached an agreement in principle for a multi-million dollar settlement of securities fraud charges against BofA arising from arrangements to permit market timing in certain Nations Funds and for facilitating market timing and late trading by certain customers of BofA.

F. <u>Harm of Market Timing and Late Trading to Investors</u>

124. Market timing and late trading caused significant harm to Plaintiffs and the members Class and the Sub-Class –the ordinary investors-- in a variety of ways. First, market timing and late trading causes "dilution," by not only depriving ordinary investors of gains they would otherwise realize on their investments, but also by forcing them to incur a disproportionate share of the losses on days that the NAV declines. This is because the timer steps in at the last minute and takes part of the ordinary buy-and-hold investors' upside when the market goes up; and as a result the next day's NAV, as calculated on a per share basis, is less

than it would have been had the timer not invested in the fund. Conversely, if the timer sells shares on days that market prices are falling below the calculated NAV, the arbitrage has the effect of making the next day's NAV, as calculated on a per share basis, lower than it would otherwise have been, thus magnifying the losses that are experienced by other investors in the fund.

125. However, the harm to Plaintiffs' and the Class members from market timing extends beyond dilution. For example, successful market timing requires repeated, rapid trading of mutual fund shares with significant amounts of cash which, in turn dramatically increases transaction costs, such as commissions, on Plaintiffs and the Class members that eat away at their returns. Trades necessitated by timer redemptions can also lead to realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market which impose yet additional costs on Plaintiffs and the Class members.

126. Market Timing also harmed Plaintiffs and the Class members by forcing mutual fund managers to invest heavily in highly liquid, short-term investments that carry a lower rate of return than other securities, to ensure their ability to redeem shares sold by market timers. The individual portfolio managers, employed by the BofA Defendants, were forced to enter into special investments as an attempt to "hedge" against timing activity (instead of simply refusing to allow it), thus deviating altogether from the ostensible, publicly stated investment strategy of their funds, and incurring further transaction costs.

127. As a result of all this timing and late trading activity, experts estimate that ordinary mutual fund investors –like Plaintiffs and the Class members-- have lost billions of dollars annually as a result of market timing, either directly or indirectly. Indeed, one recent study estimated that U.S. mutual funds lose $4-$5 billion per year to timers. Eric Zitzowitz,

Who Cares About Shareholders? Arbitrage-Proofing Mutual Funds (October 2002) 35, http://faculty-gsb.stanford.edu/zitzewitz/Research/arbitrage1002.pdf.; Money, October 2003, "The Great Fund Rip-Off" at p. 52. University of South Carolina law professor John Freeman has similarly estimated that market timing trades may have drained more than $5 billion a year from long-term fund shareholders.

1) The Relationships of the Individual Nations Funds Causes the Harm From Timing and Late Trading to Affect All Nations Funds Shareholders

128. Some of the funds within the Nations Family of Funds have special relationship to one another known as a master portfolio and feeder fund relationship ("Master/Feeder Fund"). Unlike traditional mutual funds, in which an individual investor purchases shares of a particular fund, whose assets are managed by its advisors according the investment objectives of that fund, a feeder fund has no advisors of its own and rather invests all of its assets in a master portfolio, which has the same investment objectives as the feeder fund. However, the feeder fund is not the only investor in the master portfolio. Rather, the master portfolio may accept investments from multiple other feeders funds, other non-feeder funds, as well as other independent and direct investors. In addition, the master portfolio may invest some its assets in other mutual funds.

129. In addition certain funds with the Nations Family of Funds are what is known as a fund of funds portfolio ("FF Portfolios"). Unlike traditional mutual funds, which invest in individual securities, the FF Portfolios invest in a mix of Nations Funds domestic stock funds, international stock funds, government and corporate bond funds and money market funds using an asset allocation approach. For example, the Nations LifeGoal Income and Growth Portfolio ("LifeGoals Growth and Income Fund") is a fund within the Nations Family of Funds that is in fact an FF Portfolio. Although the LifeGoals Growth and Income Fund has not been identified

as a Timed Fund, its 2000 Prospectus reveals that it invested heavily in the Nations Value Fund, Nations Strategic Growth Fund, Nations Small Company Fund, Nations International Value Fund (which itself a Master/Feeder Fund) and International Equity Fund (also a Master/Feeder Fund) –all of which have been identified by Defendants and the Investigations as Timed Funds.

130. Accordingly, the blended investment *and* investor relationships between many of the funds within the Nations Family Funds, means that the harm to shareholders from timing and late trading activity extends beyond the shareholders who directly purchased or held a Timed Fund. Specifically an investor in a Master/Feeder Fund and an FF Portfolio is not only directly harmed by the trading activities of the other investors in the particular Master/Fund Fund or FF Portfolio that he/she invests in, but also by the trading activities of other investors in the funds that the Master/Feeder Fund or the FF Portfolio funds invests its assets.

2) <u>Harm to Nations Funds Investors From Hedging and Swap Transactions</u>

131. Under SEC rules an investor is not permitted to sell mutual funds short. However, as a result of the falling market prices and corresponding downward movements in the stocks that make up the portfolios of the Nations Funds, Canary needed to "hedge" its position – or bet against the falling market.

132. As set forth in ¶ 91, BofA engineered numerous complex derivative or equity basket swap transactions ("Swap Transactions") for the Canary Defendants in order to enable Canary to synthetically short its position in the Nations Funds. To accomplish these synthetic shorts, the BofA Defendants provided Canary with the precise make-up of the stocks contained in the portfolios of the Nations Funds –information which is not available to the ordinary investing public and provides a trading advantage to those who improperly obtain it. Canary would then take short positions in the same stocks held by the fund it was timing. Through Swap Transactions, Canary protected its timing activity in the fund. If the market dropped and the

timing was not profitable, Canary would receive a profit from its hedged positions. On a day when there was a large drop in stock prices, but the NAV of a particular fund failed to fully reflect that decline, Canary would sell the fund shares at an artificially high price and close out its short position in the underlying stocks for a profit.

133. Beyond the harm that was caused directly to Plaintiffs and the Class members from Canary's timing activity, the Swap Transactions caused additional damage to Plaintiffs and the Class members –the ordinary long-term investors in the Nations Funds--because the Swap Transactions induced the individual portfolio managers of the Nations Funds to invest in stocks in a declining market. This is because when Canary invests monies in a particular Nations Fund through its timing activity that fund's portfolio manager invests those monies in particular stocks pursuant to its investment objectives. Since that fund will be holding those stocks on the day the stock prices decline, the fund's long-term investors incur a loss on those stocks. However, Canary would sell prior to the loss being reflected in the fund's NAV, leaving the Plaintiffs and the Class members to bear the decline in the funds' assets and corresponding decline the funds' NAV.

3) <u>Defendants' Profits from the Unlawful Conduct</u>

134. Typically, the profits from a successful market timing purchase or sale are relatively small as a percentage of the total value of the transaction, possibly resulting in a gain of only pennies per share. Therefore, to secure substantial profits from market timing, it was necessary not only for the timers to invest significant sums of cash, but also to engage in multiple transactions over a short period so as to aggregate their gains. For example, during the time period that the Canary Defendants engaged in negotiated timing and late trading of Nations Funds, it is believed that they conducted transactions of over two hundred million Nations Funds shares with a dollar value of those transactions of over three billion dollars. These figures do not

even include the amounts attributable to the timing transaction of the non-Canary Defendant timers. These frequent purchase and sales of large blocks of mutual fund shares by the same investors within a short period of time raises a "red flag" for portfolio managers, providing a means by which to identify market timing activity.

135. The trading policies of the BofA Defendants for the Nations Funds, both in practice and reflected in the prospectuses, purported to both prohibit market timing and lessen substantially the ability to profit from market timing activity, by the following: (i) limiting the number of exchanges investors are permitted to make in and out of the fund over the course of one year; (ii) imposing significant redemption fees for exchanges made in close time proximity; and (iii) reserving the right to disallow any proposed transaction found not to be in the best interest of fund investors as a whole.

136. In reality, however, the BofA Defendants not only failed to discourage market timing, but in many instances were aware of and actively encouraged and facilitated timing activity, to the detriment of Plaintiffs and the Class members. As described above, the BofA Defendants entered into agreements, or blindly looked the other way and permitted enormous amounts of timing and late trading in the Nations Funds. These large infusions of cash provided by market timers were a source of large profits to the BofA Defendants by dramatically increasing the amount of assets under management, and thereby increasing the dollar amount of fees payable from those assets.

137. In addition, as described above, the BofA Defendants also earned significant monies beyond that which came from the increased advisory fees described above. Specifically, the BofA Defendants accepted and even solicited payment for the privilege of timing in form huge investments in other BofA investment vehicles and additional non-timing related business.

The additional business generated by the timing and late trading took two general forms. The first was a simple quid pro quo --the timers deposited or invested huge sums of cash with the BofA Defedants for the privilege of timing. The second was profits earned from the additional business and financial services that the BofA Defendants offered to timers like Canary to facilitate timing activities –such as, the use of ADP, the development and management of the equity swaps and extension of massive credit lines. As reflected in the congratulatory e-mail sent by Bryceland, to other BofA executives, referenced in ¶ 96 herein, all of these additional services performed by the BofA Defendants for the timers, resulted in huge profits for the BofA Defendants.

4) Timer/Trader Defendant-Related Profits

138. The Trader Defendants made millions of dollars timing the Nations Funds. Their profits were independent of the overall investment performance of the Nations Funds in which they invested, and, in fact, as described throughout this action, their rapid trading actually hurt the performance of the Nations Funds in which the Traders had invested.

CAUSES OF ACTION

VIOLATIONS OF THE SECURITIES ACT

FIRST CLAIM FOR RELIEF
VIOLATION OF SECTION 11 OF THE SECURITIES ACT

139. Plaintiffs hereby incorporate by reference all of the allegations set forth above as though fully set forth hereafter, except that, for purposes of this claim, Plaintiffs expressly exclude and disclaim any allegation that could be construed as alleging fraud or intentional or reckless misconduct.

140. This claim is brought pursuant to Section 11 of the Securities Act, 15 U.S.C. § 77k on behalf of Plaintiffs and members of the Class and the Fiduciary Sub-Class (through the Defendant Bank) against all the Issuer Defendants, including the Trustee Defendants.

141. The Issuer Defendants and the Trustee Defendants violated Section 11 of the 1933 Act in that the Prospectuses issued for the Timed Funds during the Class Period contained untrue statements of material fact and/or omitted to state material facts necessary in order to make the statements made, in light of the circumstances in which they were made, not misleading. The Prospectuses failed to disclose and misrepresented, *inter alia*, the following material and adverse facts:

(a) that, contrary to the representation that it was BofA's policy and practice to monitor and take steps to prevent timed trading because of its adverse effect on fund investors, in fact, such timed trading was taking place and the policy was only enforced selectively;

(b) that BofA regularly allowed, and had entered into agreements which allowed, certain investors to engage in trades that were disruptive to the efficient management of the Timed Funds and/or increased the costs, and thereby reduced the actual performance, of such funds; and

(c) pursuant to these unlawful agreements, Defendants benefited financially at the expense of the investors in the Timed Funds' investors.

142. The Issuer Defendants and the Trustee Defendants issued, caused to be issued, and participated in the issuance of the materially false and misleading written statements and/or omissions of material facts that were contained in the Prospectuses.

143. The Issuer Defendants and the Trustee Defendants, each of them, had the duty of conducting investigation of the information contained in the Prospectuses before the

dissemination to the shareholders of the Nations Funds, and failed to satisfy that duty. Defendants, and each of them, owed to the shareholders of the Nations Funds, including Plaintiffs and members of the Class, including the Fiduciary Sub-Class, the duty to ensure that the statements contained in the Prospectuses were true and complete and that there was no omission to state material facts required to be stated in order to make the statements contained therein not misleading.

144. Prior to purchasing and/or reinvesting in shares in the Nations Funds, Plaintiffs and members of the Class, including the Fiduciary Sub-Class, were provided with the appropriate Prospectuses, without the knowledge of the untruths and/or omissions contained herein. Plaintiffs and members of the Class, including the Fiduciary Sub-Class, purchased and/or reinvested in the shares of the Nations Funds traceable to the false and misleading Prospectuses.

145. As a direct and proximate result of the misconduct of the Issuer Defendants and the Trustee Defendants, as well as the material misstatements and omissions contained in the Prospectuses, Plaintiffs and members of the Class, including the Fiduciary Sub-Class, suffered substantial damages. The value of shares of the Nations Funds decreased substantially subsequent to and due to Defendants' violations.

146. This claim was brought within the applicable statute of limitations. At the time they purchased and/or reinvested in the shares of the Nations Funds, traceable to the defective Prospectuses, Plaintiffs and members of the Class, including the Fiduciary Sub-Class, were without knowledge of the facts concerning the false and misleading statements and omissions alleged herein and could not reasonably have possessed such knowledge.

147. The statutory safe harbor provided for forward looking statements under certain circumstances does not apply to the Defendants' false statements and material omissions alleged

in this Complaint. The "safe harbor" for forward looking statements is not applicable since Defendants' statements were contained in a prospectus issued by Defendants and disseminated to Plaintiffs and members of the Class, including the Fiduciary Sub-Class; Defendants' statements were not identified as forward looking statements when made; they were not accompanied by meaningful cautionary statements identifying important factors which could cause actual results to differ materially from those in forward looking statements; and they were not forward looking statements within the meaning of the statute.

SECOND CLAIM FOR RELIEF
VIOLATION OF SECTION 12(a)(2) OF THE SECURITIES ACT

148. Plaintiffs hereby incorporate by reference all of the allegations set forth above as though fully set forth hereafter.

149. This claim is brought pursuant to Section 11 of the Securities Act, 15 U.S.C. § 77l(a)(2), against the Issuer Defendants and Trustee Defendants on behalf of Plaintiffs and members of the Purchaser Sub-Class and the Fiduciary Sub-Class.

150. The actions of solicitation taken by the Issuer Defendants and the Trustee Defendants included participation in the preparation and dissemination of the false and misleading Prospectuses. The written communications made in connection with the prospectuses contained untrue statements of material facts, omitted to state other facts necessary to make the statements made not misleading, and failed to disclose material facts.

151. By means of the Prospectuses, the Issuer Defendants and the Trustee Defendants offered for sale and/or sold and participated in such selling activities of the Nations Funds to Plaintiffs and the members of the Purchaser Sub-Class and the Fiduciary Sub-Class. Defendants' actions of solicitation consisted primarily of the preparation and dissemination of the Prospectuses and amendments thereto.

152. The Issuer Defendants and the Trustee solicited the purchase by each member of the Purchaser Sub-Class, as well as the Defendant Bank acting in its capacity as a corporate fiduciary for the account of members of the Fiduciary Sub-Class, pursuant to the defective Prospectuses. But for the participation by these Defendants, including the solicitation by these Defendants as set forth herein, Defendants could not and would not have sold shares or units of the Nations Funds to Plaintiffs and members of the Class or to members of the Fiduciary Sub-Class. The Defendants named herein participated in the acts detailed as follows:

(a) they actively and jointly drafted, revised and approved the Prospectuses and other written selling materials by which shares or units of the Nations Funds were sold to the investing public. These written materials were "selling documents" and calculated by these Defendants to create interest in the securities offered and were widely distributed by Defendants for that purpose;

(b) these Defendants finalized the Prospectuses and caused them to become effective. But for these Defendants having signed and/or drafted the Prospectuses, shares or units of the Nations Funds could not have been sold; and

(c) these Defendants conceived and jointly orchestrated all activities necessary to effect the sale of these securities to the investing public by issuing the securities, promoting the securities and supervising their distribution and ultimate sale to the investing public.

153. Defendants were obligated to make a reasonable and diligent investigation of the written statements made in the Prospectuses to ensure that such statements were true and that there was no omission to state a material fact required to be stated in order to make the statements contained therein not misleading.

154. Plaintiffs and members of the Class and the Fiduciary Sub-Class (through the Defendant Bank) purchased or otherwise acquired shares or units of the Nations Funds pursuant to the defective Prospectuses. Plaintiffs did not know, or in the exercise of reasonable diligence could not have known, of the untruths and omissions contained in the Prospectuses.

155. Plaintiffs, and the members of the Class and the Fiduciary Sub-Class, seek rescissory damages for the shares or units of the Nations Funds that Plaintiffs and the members of the Class and the Fiduciary Sub-Class continue to own, in return for the consideration paid for those securities, together with interest thereon.

156. By reason of the conduct alleged herein, Defendants violated Section 12(a)(2) of the Securities Act. As a direct and proximate result of these violations of Section 12(a)(2), Plaintiffs and the other members of the Class and the Fiduciary Sub-Class sustained substantial damages.

157. Less than three years has elapsed between the time that the securities upon which this claim for relief is brought were sold to the public, and the time of the filing of this action. Less than one year has elapsed between the time when Plaintiffs discovered or reasonably could have discovered the facts upon which this claim for relief is based and the time of the filing of this action.

THIRD CLAIM FOR RELIEF
VIOLATION OF SECTION 15 OF THE SECURITIES ACT

158. Plaintiffs hereby incorporate by reference all of the allegations set forth above as though fully set forth hereafter, except that, for purposes of this claim, Plaintiffs expressly exclude and disclaim any allegation that could be construed as alleging fraud or intentional or reckless misconduct.

159. This claim is brought pursuant to Section 15 of the Securities Act against the Advisor Defendants, the Administrator Defendant, the Issuer Defendants and the Trustee Defendants on behalf of the Plaintiffs and the members of the Class and the Fiduciary Sub-Class. It is appropriate to treat these Defendants as a group for pleading purposes and to presume that the false, misleading, and incomplete information conveyed in the Prospectuses, public filings, press releases and other publications are the collective actions of these Defendants.

160. The Issuer Defendants and the Trustee Defendants are each liable under Section 11 of the Security Act as set forth herein.

161. The Advisor Defendants, the Administrator Defendant, and the Trustee Defendants was each a "control person" of the Issuer Defendants within the meaning of Section 15 of the Securities Act, by virtue of their position of operational control and/or authority over such funds. As such, the Advisor Defendants, the Administrator Defendant, and the Trustee Defendants issued, caused to be issued, and participated in the issuance of materially false and misleading statements in the Prospectuses.

162. Pursuant to Section 15 of the Securities Act, by reason of the foregoing, the Advisor Defendants, the Administrator Defendant, and Trustee Defendants are liable to Plaintiffs and the Class, including members of the Fiduciary Sub-Class, to the same extent as are each of the Issuer Defendants for their primary violations of Section 11 of the Securities Act.

163. By virtue of the foregoing, Plaintiffs and members of the Class, including the Fiduciary Sub-Class, are entitled to damages against the Advisor Defendants, the Administrator Defendant and the Trustee Defendants.

VIOLATIONS OF THE EXCHANGE ACT

FOURTH CLAIM FOR RELIEF
VIOLATION OF SECTION 10(b) OF THE EXCHANGE ACT
AND RULE 10b-5 PROMULGATED THEREUNDER

164. Lead Plaintiff hereby incorporates by reference all of the allegations set forth above as though fully set forth hereafter, except for Claims brought pursuant to the Securities Act.

165. This claim is brought pursuant to Section 10(b) of the Exchange Act (15 U.S.C. § 78j) against the Advisor Defendants, the Administrator Defendant, the Trustee Defendants, the Broker Defendants, the Individual Defendants and the Timer/Trader Defendants on behalf of all persons who purchased shares in any mutual fund in the Nations Funds adversely affected by market timing and/or late trading during the Class Period.

166. During the Class Period, each of the defendants named herein carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did deceive the investing public, including Plaintiffs and other Class members, including the Fiduciary Sub-Class (through the Defendant Bank), as alleged herein, and caused Plaintiffs and other members of the Class to purchase Nations Funds shares or interests at distorted prices that they would not have paid had they known of the unlawful conduct alleged herein. In addition, in connection with the unlawful purchases and sales of securities described above, members of the Class suffered damages from, among other things, the dilution of their investment in the Nations Funds. In furtherance of this unlawful scheme, plan and course of conduct, the Advisor Defendants, the Administrator Defendant, the Trustee Defendants, the Broker Defendants, the Individual Defendants and the Timer/Trader Defendants, and each of them, took the actions set forth herein.

167. The Advisor Defendants, the Administrator Defendant, the Trustee Defendants, the Broker Defendants, the Individual Defendants and the Timer/Trader Defendants: (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and (iii) engaged in acts, practices, and a course of business which operated as a fraud and deceit upon the purchasers of the Nations Funds securities, including Plaintiffs and other members of the Class, including the Fiduciary Sub-Class, in an effort to enrich themselves through undisclosed manipulative trading tactics by which they wrongfully appropriated Nations Funds' assets and otherwise distorted the pricing of their securities in violation of Section 10(b) of the Exchange Act and Rule 10b-5. All defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein.

168. The Advisor Defendants, the Administrator Defendant, the Trustee Defendants, the Broker Defendants, the Individual Defendants and the Timer/Trader Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about the Nations Funds operations, as specified herein.

169. The Advisor Defendants, the Administrator Defendant, the Trustee Defendants, the Broker Defendants, the Individual Defendants and the Timer/Trader Defendants employed devices, schemes and artifices to defraud and a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from secretly timed trading and thereby engaged in transactions, practices and a course of business which operated as a fraud and deceit upon Plaintiffs and members of the Class, including the Fiduciary Sub-Class.

170. The Advisor Defendants, the Administrator Defendant, the Trustee Defendants, the Broker Defendants, the Individual Defendants and the Timer/Trader Defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them. Such Defendants' material omissions and/or misrepresentations were done knowingly or recklessly and for the purpose and effect of concealing the truth.

171. As a result of the dissemination of information containing materially misleading omissions and non-disclosures of material facts, as set forth above, the market price of Nations Funds securities were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of these facts that market prices of the shares were distorted, and relying directly or indirectly on information that was misleading and false as a result of its material omissions and the direct misstatements made by the Defendants, or upon the integrity of the market in which the securities trade, and/or on the absence of materially adverse information that was known to or recklessly disregarded by defendants but not disclosed in public statements by defendants during the Class Period, Plaintiffs and the other members of the Class acquired the shares or interests in the Nations Funds during the Class Period at distorted prices and were damaged thereby.

172. At the time of said omissions and misrepresentations, Plaintiffs and other members of the Class were ignorant of their falsity, and believed them to be true. Had Plaintiffs and other members of the Class and the marketplace known of the truth concerning the Nations Funds' operations, which were not disclosed by Defendants, Plaintiffs and other members of the Class would not have purchased or otherwise acquired their shares or, if they had acquired such

shares or other interests during the Class Period, they would not have done so at the distorted prices which they paid.

173. By virtue of the foregoing, the Advisor Defendants, the Administrator Defendant, the Trustee Defendants, the Broker Defendants, the Individual Defendants and the Timer/Trader Defendants have violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder.

FIFTH CAUSE OF ACTION
VIOLATION OF SECTION 10(b) OF THE EXCHANGE ACT AND RULE 10b-5 PROMULGATED THEREUNDER

174. Lead Plaintiff hereby incorporates by reference all of the allegations set forth above as though fully set forth hereafter, except for Claims brought pursuant to the Securities Act.

175. This claim is brought pursuant to Section 10(b) of the Exchange Act (15 U.S.C. § 78j) against the Advisor Defendants, the Administrator Defendants, the Trustee Defendants, the Broker Defendants, the Individual Defendants and the Timer/Trader Defendants on behalf of all persons who held shares in any mutual fund in the Nations Funds during the Class Period and were injured in connection with the purchase and/or sale of the Invesco funds by the market timers and late traders, as alleged herein.

176. During the Class Period, each of these Defendants, as named above, carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did deceive the investing public, including Plaintiffs and the members of the Class, including the Fiduciary Sub-Class (through the Defendant Bank), as alleged herein, and caused Plaintiffs and the members of the Class to hold Nations Funds shares or interests that they would not have had they known of the unlawful conduct alleged herein. In addition, in connection with the unlawful

purchases and sales of securities by the market timers and late traders described above, members of the Class suffered damages from, among other things, the dilution of their investment in the Nations Funds. In furtherance of this unlawful scheme, plan and course of conduct, Defendants, and each of them, took the actions set forth herein.

177. The Advisor Defendants, the Administrator Defendants, the Trustee Defendants, the Broker Defendants, the Individual Defendants and the Timer/Trader Defendants: (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and (iii) engaged in acts, practices, and a course of business which operated as a fraud and deceit upon the holders of the Nations Funds securities, including Plaintiffs and members of the Class, including the Fiduciary Sub-Class, in an effort to enrich themselves through undisclosed manipulative trading tactics by which they wrongfully appropriated Nations Funds assets and otherwise distorted the pricing of their securities in violation of Section 10(b) of the Exchange Act and Rule 10b-5. These Defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein.

178. The Advisor Defendants, the Administrator Defendant, the Trustee Defendants, the Broker Defendants, the Individual Defendants and the Timer/Trader Defendants individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about the Nations Funds operations, as specified herein.

179. The Advisor Defendants, the Administrator Defendant, the Trustee Defendants, the Broker Defendants, the Individual Defendants and the Timer/Trader Defendants employed devices, schemes and artifices to defraud and a course of conduct and scheme as alleged herein

to unlawfully manipulate and profit from secretly timed trading and thereby engaged in transactions, practices and a course of business which operated as a fraud and deceit upon Lead Plaintiff and members of the Class.

180. The Advisor Defendants, the Administrator Defendant, the Trustee Defendants, the Broker Defendants, the Individual Defendants and the Timer/Trader Defendants had actual knowledge of the material omissions and misrepresentations of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them. Such Defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth.

181. As a result of the dissemination of information containing materially misleading omissions and non-disclosures material facts, as set forth above, the market price of Nations Funds securities were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of the facts that market prices of the shares were distorted, and relying directly or indirectly on the false and misleading statements made by the Defendants, or upon the integrity of the market in which the securities trade, and/or on the absence of materially adverse information that was known to or recklessly disregarded by defendants but not disclosed in public statements by defendants during the Class Period, Plaintiffs and the members of the Class, including the Fiduciary Sub-Class (through the Defendant Bank), held the shares or interests in the Nations Funds during the Class Period and were damaged thereby.

182. At the time of said omissions and misrepresentations, Plaintiffs and members of the Class, including the Fiduciary Sub-Class (through the Defendant Bank), were ignorant of

their falsity either by omission or direct misstatements, and believed them to be true. Had Plaintiffs and members of the Class and the marketplace known of the truth concerning the Nations Funds' operations, which were not disclosed by defendants, Plaintiffs and members of the Class would not have held their shares or other interests during the Class Period.

183. Plaintiff and the members of the Class were also damaged by virtue of their status as holders of the Nations Funds adversely affected by market timing and/or late trading which funds and/or their registrants/issuers were advised and administered by the Advisor Defendants and the Administrator Defendant. In connection with the unlawful purchases and sales of securities by market timers and late traders, as alleged herein, Plaintiffs and the other members of the Class suffered substantial damages, including but not limited to the dilution of the value of their investment stemming from the activity of the market timers and late traders. But for these unlawful purchases and sales, Plaintiffs and the members of the Class would not have suffered damages from the dilution of their investment alleged herein.

184. By virtue of the foregoing, the Advisor Defendants, the Administrator Defendant, the Trustee Defendants, the Broker Defendants, the Individual Defendants and the Timer/Trader Defendants have violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder.

FIFTH CAUSE OF ACTION
VIOLATION OF SECTION 10(b) OF THE EXCHANGE ACT AND RULE 10b-5 PROMULGATED THEREUNDER

185. Plaintiffs the members of the Class, including the Fiduciary Sub-Class, hereby incorporate by reference all of the allegations set forth above as though fully set forth hereafter, except for Claims brought pursuant to the Securities Act.

186. This claim is brought pursuant to Section 10(b) of the Exchange Act, 15 U.S.C. § 78j(b), against the Advisor Defendant, the Administrator Defendant, the Trustee Defendants, the Broker Defendant, the Individual Defendants, and the Canary Defendants.

187. During the Class Period, the Advisor Defendants, the Administrator Defendant, the Trustee Defendants, the Broker Defendant and the Individual Defendants, while in possession of non-public material Nations Funds information concerning the make-up of the Nations Funds, provided such information to the Canary Defendants knowing that the Canary Defendants would use such information to trade in the Nations Funds in violation of their fiduciary duties.

188. The Advisor Defendants, the Administrator Defendant, the Trustee Defendants, the Broker Defendant and the Individual Defendants, as "Tippers," profited by providing non-public material Trust information concerning the make-up of the Nations Funds portfolios to the Canary Defendants.

189. The Advisor Defendants, the Administrator Defendant, the Trustee Defendants, the Broker Defendant and the Individual Defendants, by providing the Canary Defendants with non-public material Nations Funds information concerning the make-up of the Nations Funds portfolios, enabled the Canary Defendants to improperly profit by engaging in essentially "risk-free" derivative swap transactions as "Tippees" of such information, which was not available to the Nations Funds other investors.

190. The Advisor Defendants, the Administrator Defendant, the Trustee Defendants, the Broker Defendant and the Individual Defendants improperly profited and earned substantial fees as a result of the derivative swap transactions conducted by the Canary Defendants based on

the non-public material Trust information concerning the make-up of the Nations Funds' portfolios.

191. The Canary Defendants, the Advisor Defendants, the Administrator Defendant, the Trustee Defendants, the Broker Defendant and the Individual Defendants are liable to the Plaintiffs and the Class members, including the Fiduciary Sub-Class due to their violations of Section 10(b) and Rule 10b-5, promulgated thereunder as "Tippees" and "Tippers," respectively, with non-public, material Nations Funds information, concerning the make-up of the Nations Funds portfolios.

SIXTH CLAIM FOR RELIEF
VIOLATION OF SECTION 20(A) OF THE EXCHANGE ACT

192. Plaintiffs hereby incorporate by reference all of the allegations set forth above as though fully set forth hereafter, except for Claims brought pursuant to the Securities Act.

193. This claim is brought pursuant to Section 20(a) of the Exchange Act, 15 U.S.C. § 78t, against the Issuer Defendants, Advisor Defendants, the Administrator Defendant, the Trustee Defendants, and the Individual Defendants on behalf of Plaintiffs and the members of the Class and the Fiduciary Sub-Class.

194. It is appropriate to treat these Defendants as a group for pleading purposes and to presume that the materially incomplete information conveyed in the Nations Funds public filings, press releases and other publications are the collective actions of the Nations Funds.

195. The Issuer Defendants, Advisor Defendants, the Administrator Defendant, the Trustee Defendants and the Individual Defendants acted as controlling persons of the Nations Funds within the meaning of Section 20(a) of the Exchange Act for the reasons alleged herein. By virtue of their operational and management control of the Nations Funds respective businesses and systematic involvement in the fraudulent scheme alleged herein, the Issuer

Defendants, the Advisors Defendant, the Administrator Defendant, the Trustee Defendants and the Individual Defendants each had the power to influence and control and did influence and control, directly or indirectly, the decision making and actions of the Nations Funds, including the content and dissemination of the various statements which Plaintiffs contend are false and misleading. The Issuer Defendants, the Advisor Defendants, the Administrator Defendant, the Trustee Defendants and the Individual Defendants had the ability to prevent the issuance of the statements alleged to be false and misleading by virtue of the material omissions alleged above or cause such statements to be corrected.

196. In particular, each of the Issuer Defendants, Advisor Defendants, the Administrator Defendant, the Trustee Defendants and the Individual Defendants had direct and supervisory involvement in the operations of the Nations Funds and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

197. As set forth above, the Issuer Defendants, the Advisor Defendants, the Administrator Defendant, the Trustee Defendants and the Individual Defendants each violated Section 10(b) and Rule 10b-5 by their acts and omissions as alleged in this Complaint. By virtue of their positions as controlling persons, the Issuer Defendants, the Advisor Defendants, the Administrator Defendant, the Trustee Defendants and the Individual Defendants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of Defendants' wrongful conduct, Plaintiffs and members of the Class, including the Fiduciary Sub-Class, suffered damages in connection with their purchases of the Nations Funds securities during the Class Period.

VIOLATIONS OF THE INVESTMENT COMPANY ACT OF 1940

SEVENTH CLAIM FOR RELIEF
VIOLATION OF SECTION 34(b) OF THE INVESTMENT COMPANY ACT

198. Plaintiffs hereby incorporate by reference all of the allegations set forth above as though fully set forth hereafter.

199. This claim is brought pursuant to Sections 34(b) of the Investment Company Act, 15 U.S.C. § 80a 33(b), against all the Issuer Defendants, the Trustee Defendants, the Advisor Defendants and the Administrator Defendant on behalf of Plaintiffs and the members of the Class, including the Fiduciary Sub-Class.

200. Under Section 34(b) of the Investment Company Act, it is unlawful for any person to make any untrue statement of a material fact in any registration statement application, report, account, record, or other document filed or transmitted pursuant to this title or the keeping of which is required pursuant to section 31(a) [15 U.S.C. § 80a 30(a)]. It is also unlawful for any person so filing, transmitting, or keeping any such document to omit to state therein any fact necessary in order to prevent the statements made therein, in the light of the circumstances under which they were made, from being materially misleading.

201. The Issuer Defendants, the Trustee Defendants, the Advisor Defendants and the Administrator Defendant made untrue statements of a material fact in its registration statement, application, report, account, record, and/or other document filed or transmitted pursuant to this title, or the keeping of which is required pursuant to section 31(a) [15 U.S.C. § 80a 30(a)].

202. Plaintiffs and members of the Class, including the Fiduciary Sub-Class, have been injured as a result of the statements, conduct, and violations of the Issuer Defendants, the Trustee Defendants, the Advisor Defendants and the Administrator Defendant.

EIGHTH CLAIM FOR RELIEF
VIOLATION OF SECTION 36(a) OF THE INVESTMENT COMPANY ACT

203. Plaintiffs hereby incorporate by reference all of the allegations set forth above as though fully set forth hereafter.

204. This claim is brought pursuant to Section 36(a) of the Investment Company Act, 15 U.S.C. § 80a 35(a), against the Defendant Bank, the Advisor Defendants, the Administrator Defendant, the Issuer Defendants, the Trustee Defendants, the Broker Defendant and the Individual Defendants, on behalf of Plaintiffs and members of the Class, including the Fiduciary Sub-Class.

205. Under Section 36(a), the Defendants named in this Count are deemed to owe fiduciary duties to Plaintiffs and Class members, including the Fiduciary Sub-Class and are prohibited from engaging in misconduct with respect to the Nations Funds.

206. The Defendants named in this Count devised and participated in a scheme to obtain substantial fees and other income for themselves and their affiliates by allowing others to engage in market timing of the Nations Funds throughout the Class Period, solely for their own benefit and to the detriment of Plaintiffs and members of the Class, including the Fiduciary Sub-Class, in violation of their fiduciary duties to Plaintiffs and members of the Class, including the Fiduciary Sub-Class. These Defendants further failed to reveal material facts concerning their conduct, such that Plaintiffs and members of the Class, including the Fiduciary Sub-Class, could have made informed decisions about the true value and performance of Nations Funds.

207. Plaintiffs and members of the Class, including the Fiduciary Sub-Class have been injured as a result of Defendants' statements, conduct, and violations.

NINTH CLAIM FOR RELIEF
VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT

208. Plaintiffs hereby incorporate by reference all of the allegations set forth above as though fully set forth hereafter.

209. This claim is brought pursuant to Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a 35(b), against the Defendant Bank, the Administrator Defendant, the Advisor Defendants, the Issuer Defendants, the Trustee Defendants, the Broker Defendant and the Individual Defendants, on behalf of Plaintiffs and the members of the Class, including the Fiduciary Sub-Class.

210. Under Section 36(b) of the Investment Company Act, Defendants are deemed to owe a fiduciary duty to Plaintiffs and other Class members with respect to the receipt of fees and compensation that Defendants receive for services of a material nature.

211. Defendants devised and implemented a scheme to obtain substantial and excessive fees and other income for themselves and their affiliates by allowing others to engage in timing [and/or late trading] of the Nations Funds throughout the Class Period and in violation of their fiduciary duties to their customers, i.e., Plaintiffs and other Class members. Defendants failed to reveal material facts concerning their conduct, such that Plaintiffs and other Class members could have made informed decisions about the true value and performance of the Nations Funds.

212. Plaintiffs and other Class members have been injured as a result of Defendants' statements, conduct, and excessive fees.

TENTH CLAIM FOR RELIEF
VIOLATION OF SECTION 48(a) OF THE INVESTMENT COMPANY ACT

213. Plaintiffs hereby incorporate by reference all of the allegations set forth above as though fully set forth hereafter.

214. This claim is brought pursuant to Section 48(a) of the Investment Company Act, 15 U.S.C. §80a 47, against the Defendant Bank, the Administrator Defendant, the Advisor Defendants, the Issuer Defendants, the Trustee Defendants, the Broker Defendant and the Individual Defendants, on behalf of Plaintiffs and the members of the Class, including the Fiduciary Sub-Class.

215. Under Section 48(a) of the Investment Company Act, it is unlawful for any defendant to do indirectly that which, under the Act, it could not do directly.

216. Defendants devised and implemented a scheme to obtain substantial fees and other income for themselves and their affiliates by allowing others to engage in timing [and/or late trading] of the Nations Funds throughout the Class Period and in violation of their fiduciary duties to their customers, i.e., Plaintiffs and the Class members, including the Fiduciary Sub-Class. Defendants failed to reveal material facts concerning their conduct, such that Plaintiffs and other Class members could have made informed decisions about the true value and performance of the Nations Funds.

217. Plaintiffs and other Class members have been injured as a result of Defendants' statements, conduct, and excessive fees.

218. Plaintiffs hereby incorporate by reference all of the allegations set forth above as though fully set forth hereafter.

219. By virtue of Plaintiff's and the Class members' ownership of the Nations Funds, the representations that Defendants made in the Prospectuses about timing, and the obligations

imposed by law as set forth in further detail in the SEC letters, Defendants owed Plaintiffs and the Class members fiduciary duties of the highest good faith, integrity and fair dealing.

220. Defendants and each of them breached their fiduciary duties by engaging in the acts and omissions detailed more fully above, including but not limited to, treating certain mutual fund investors differently than other mutual fund investors; failing to follow their disclosed policy and procedures of preventing market timing, affirmatively allowing certain investors to engage in timing [and after market trading] in exchange for investing in Defendants' funds; and failing to disclose their true practices and procedures to Plaintiffs and the Class.

221. Each of the Defendants knew that the other Defendants were breaching their fiduciary duties to Plaintiffs and the Class. Notwithstanding their knowledge, Defendants and each of them, engaged in conduct, herein before described, which rendered substantial assistance to, encouraged, and/or aided and abetted the breaches of duty.

222. As a result of the wrongful conduct of Defendants, Plaintiffs and the Class have suffered and will continue to suffer economic losses and other general and specific damages, all in an amount to be determined according to proof.

223. The aforementioned acts of Defendants, and each of them, were done maliciously, oppressively, and with intent to defraud, and Plaintiffs and the Class are entitled to punitive and exemplary damages in an amount to be shown according to proof at the time of trial.

COMMON LAW CLAIMS

ELEVENTH CLAIM FOR RELIEF
BREACH OF FIDUCIARY DUTY/CONSTRUCTIVE FRAUD

224. Plaintiffs hereby incorporate by reference all of the allegations set forth above as though fully set forth hereafter.

225. This claim is brought against the Defendant Bank, the Issuer Defendants, the Trustee Defendants, the Advisor Defendants, the Administrator Defendant, the Broker Defendant and the Individual Defendants, on behalf of Plaintiffs and members of the Class, including the Fiduciary Sub-Class.

226. The Defendant Bank, the Issuer Defendants, the Trustee Defendants, the Advisor Defendant, the Administrator Defendants, the Broker Defendant and the Individual Defendants owed fiduciary duties to Plaintiffs and the Class to use reasonable care and skill in operating, administering, issuing, underwriting, distributing and managing the Nations Funds. As a part of their fiduciary duties to Plaintiffs and the Class, the Defendant Bank, the Issuer Defendants, the Trustee Defendants, the Advisor Defendants, the Administrator Defendant, the Broker Defendant and the Individual Defendants also owed a duty to make a full and truthful disclosure of all material facts, to ensure that their representations regarding market timing and late trading were complete and accurate, and to ensure that actions were taken to protect long term holders of mutual fund shares in the Nations Funds from damage caused to their investments from market timing and late trading.

227. The Defendant Bank, the Issuer Defendants, the Trustee Defendants, the Advisor Defendants, the Administrator Defendant, the Broker Defendant and the Individual Defendants intentionally or recklessly breached their fiduciary duties by allowing favored investors to conduct timed and/or late trading in the Nations Funds, by misrepresenting and concealing the existence of such market timing and late trading, and by placing their own financial interests above those of Plaintiffs and members of the Class.

228. The Defendant Bank, the Issuer Defendants, the Trustee Defendants, the Advisor Defendants, the Administrator Defendant, the Broker Defendant and the Individual Defendants'

breaches of their fiduciary duties to Plaintiffs and the members of the Class tended to deceive, to violate public and private confidence and to injure public interests.

229. Plaintiffs and the Class suffered injury as a result of the conduct of the Defendant Bank, the Issuer Defendants, the Trustee Defendants, the Advisor Defendants, the Administrator Defendant, the Broker Defendant and the Individual Defendants in the form of, inter alia, the following: increased transaction costs; requiring the family of funds to keep excessive cash on hand to pay out timers' redemptions; lower NAV; and management fees.

230. Similarly, in addition to the foregoing, Plaintiff Griffith and the members of the Fiduciary Sub-Class are owed a special and independent fiduciary duty by these Defendants by reason of the Defendant Bank's service as a corporate fiduciary to them and their assets.

231. The breaches of their fiduciary duties by the Defendant Bank, the Issuer Defendants, the Trustee Defendants, the Advisor Defendants, the Administrator Defendant, the Broker Defendant and the Individual Defendants proximately caused the damages suffered by Plaintiff and the Class.

TWELFTH CLAIM FOR RELIEF
AIDING AND ABETTING BREACH OF FIDUCIARY DUTY

232. Plaintiffs hereby incorporate by reference all of the allegations set forth above as though fully set forth hereafter.

233. This claim is brought against the Timer/Trader Defendants, the Facilitator/Broker Defendants and the Individual Defendants, on behalf of Plaintiffs and the members of the Class, including the Fiduciary Sub-Class.

234. As alleged above, the Issuer Defendants, the Trustee Defendants, the Advisor Defendants and the Administrator Defendant, owed a fiduciary duty to Plaintiffs and members of the Class, including the Fiduciary Sub-Class. That duty was breached when those Defendants

permitted favored investors, including but not limited to the Timer/Trader Defendants and the Facilitator/Broker Defendants, to late trade and/or market time in the Nations Funds.

235. The Timer/Trader Defendants, the Broker/Facilitator Defendants and the Individual Defendants knowingly aided, encouraged, cooperated and/or participated in, and substantially assisted the Issuer Defendants, the Trustee Defendants, the Advisor Defendants and the Administrator Defendant, in the breaches of their fiduciary duties.

236. As a result of the Timer/Trader Defendants, the Broker/Facilitator Defendants, and the Individual Defendants aiding and abetting of the breaches of fiduciary duty by the Issuer Defendants, the Trustee Defendants, the Advisor Defendants and the Administrator Defendant, Plaintiffs and the Class, including the Fiduciary Sub-Class suffered damages.

THIRTEENTH CLAIM FOR RELIEF
BREACH OF CONTRACT

237. Plaintiffs hereby incorporate by reference all of the allegations set forth above as though fully set forth hereafter.

238. This claim is brought on behalf of Plaintiffs and members of the Class, including the Fiduciary Sub-Class, against the Issuer Defendants, Trustee Defendants, the Advisor Defendants, the Administrator Defendant, Defendant Gordon and Defendant DeMartini.

239. The Issuer Defendants, Trustee Defendants, the Advisor Defendants, the Administrator Defendant, Defendant Gordon and Defendant DeMartini entered into a contract with Plaintiffs and members of the Class as to the terms of the management of their investments in the Nations Funds. Defendants offered those terms to, *inter alia*, and Plaintiffs accepted.

240. The terms of that contract are manifested in the form of, among other things, the Prospectuses identified herein.

241. Plaintiffs and members of the Class, including the Fiduciary Sub-Class, performed under the contract by investing in the Nations Funds.

242. In exchange for valuable consideration in the form of Plaintiffs' and members of the Class,' including the Fiduciary Sub-Class' investments and payment of management fees, the Issuer Defendants, Trustee Defendants, the Advisor Defendants, the Administrator Defendant, Defendant Gordon and Defendant DeMartini covenanted to protect Plaintiffs and members of the Class from the negative effects of market timing and late trading.

243. As set forth above, the Issuer Defendants, Trustee Defendants, the Advisor Defendants, the Administrator Defendant, Defendant Gordon and Defendant DeMartini breached these covenants when they permitted favored investors to engage in market timing and/or late trading at the expense of Plaintiffs and the members of the Class.

244. The breach by the Issuer Defendants, Trustee Defendants, the Advisor Defendants, the Administrator Defendant, Defendant Gordon and Defendant DeMartini caused Plaintiffs and the members of the Class to suffer damages.

FOURTEENTH CLAIM FOR RELIEF
UNJUST ENRICHMENT

245. Plaintiffs hereby incorporate by reference all of the allegations set forth above as though fully set forth hereafter.

246. This claim is brought on behalf of all Plaintiffs and members of the Class, including the Fiduciary Sub-Class against all Defendants.

247. Plaintiffs and members of the Class, including the Fiduciary Sub-Class conferred a benefit on the Defendants. Defendants derived management fees and other benefits and were otherwise unjustly enriched from transactions connected with the Nations Funds, to the Plaintiffs and members of the Class, including the Fiduciary Sub-Class.

248. Defendants' enrichment is directly and causally related to the detriment of Plaintiffs and the Class members.

249. The benefit was accepted by Defendants under such circumstances that it would be inequitable for it to be retained without payment. As alleged above, Defendants, inter alia, breached their fiduciary duties to Plaintiffs and the Class members breached contracts with Plaintiffs and the Class members, and therefore Defendants are not justified to retain the benefits conferred upon them.

250. As a result of all of the Defendants' conduct, Plaintiffs and the Class members suffered damages.

251. There is no adequate remedy at law to compensate for the injuries of Plaintiffs and the Class members.

WHEREFORE, Plaintiffs and the Class pray for relief as set forth below.

PRAYER FOR RELIEF

A. Determining that this action is a proper class action and certifying Plaintiffs as representatives of the Class under Rule 23 of the Federal Rules of Civil Procedure;

B. Awarding compensatory damages in favor of Plaintiffs and members of the Class against all Defendants, jointly and severally, for all damages sustained as a result of Defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

C. Awarding Plaintiffs and members of the Class rescission of their contracts with the Defendants and recovery of all fees paid to the Defendants pursuant to such agreements;

D. Awarding Plaintiffs and members of the Class punitive damages;

E. Awarding Plaintiffs and members of the Class disgorgement of all illicit proceeds generated as a result of the wrongful conduct alleged herein;

F. Awarding Plaintiffs and members of the Class restitution;

G. Awarding Plaintiffs and members of the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

H. Such other and further relief as the Court may deem just and proper.

Dated: September 29, 2004

GOODKIND LABATON RUDOFF & SUCHAROW LLP

By /s/
Joel H. Bernstein
Lawrence A. Sucharow
Beth Hoffman
100 Park Avenue
New York, New York 10017
(212) 907-0700

Counsel for Lead Plaintiff,
Retirement Design and Management, Inc.

BERNSTEIN LIEBHARD & LIFSHITZ, LLP

Keith M. Fleishman
U. Seth Ottensoser
Timothy J. MacFall
Gregory M. Egleston
Stephanie M. Beige
10 East 40th Street
New York, New York 10016
(212) 779-1414

Counsel For Plaintiff, Simcha Lyons

GREENFIELD & GOODMAN, LLC

Richard D. Greenfield
7426 Tour Drive
Easton, MD 21601
(410) 745-4149

Counsel for Plaintiff,
D.M. Griffith and the Fiduciary Sub-Class

Attachment A

NAMED PARTIES IN THE CONSOLIDATED AMENDED COMPLAINT

PLAINTIFFS

LEAD PLAINTIFF RETIREMENT DESIGN AND MANAGEMENT, INC.

PLAINTIFF SIMCHA LYONS

PLAINTIFF D. M. GRIFFITH

DEFENDANTS

DEFENDANT BANK OF AMERICA, N. A.

DEFENDANT BACAP DISTRIBUTORS, LLC (formerly known as BANC OF AMERICA ADVISORS, LLC, and removed as Party)

DEFENDANT BANG OF AMERICA CAPITAL MANAGEMENT, LLC

DEFENDANT BANC OF AMERICA SECURITIES, LLC

DEFENDANT NATIONS FUNDS TRUST

THE BOARD OF TRUSTEES OF NFST

-DEFENDANT EDMUND L. BENSON, III

-DEFENDANT WILLIAM P. CARMICHAEL

-DEFENDANT JAMES ERMER

-DEFENDANT ROBERT H. GORDON

-DEFENDANT WILLIAM H. GRIGG

-DEFENDANT THOMAS F. KELLER

-DEFENDANT CARL E. MUNDY, JR.

-DEFENDANT DR. CORNELIUS J. PINGS

-DEFENDANT A. MAX WALKER

-DEFENDANT CHARLES B. WALKER

-DEFENDANT THOMAS S. WORD

-DEFENDANT JAMES B. SOMMERS

DEFENDANT RICHARD DEMARTINI

DEFENDANT ROBERT H. GORDON

DEFENDANT THEODORE H. SIHPOL, III

DEFENDANT EDWARD J. STERN

DEFENDANT PUTNAM INVESTMENT MANAGEMENT, LLC

DEFENDANT CANARY CAPITAL PARTNERS, LLC

DEFENDANT CANARY INVESTMENT MANAGEMENT, LLC

DEFENDANT CANARY CAPITAL PARTNERS, LTD.

DEFENDANT TRAUTMAN WASSERMAN & CO., INC.

DEFENDANT TRANSSIERRA

DEFENDANT PRITCHARD CAPITAL PARTNERS, LLC

DEFENDANT AURUM SECURITIES CORP.

NAMED PARTIES REMOVED FROM THE LEAD ACTION

PLAINTIFF

SAMUEL T. COHEN

DEFENDANTS

BANC OF AMERICA ADVISORS, LLC (known as BACAP DISTRIBUTORS, LLC, and now named as a Party)

BANK OF AMERICA CORPORATION

CHARLES D. BRYCELAND

NATIONS FUND, INC.

NATIONS CAPITAL GROWTH FUND

NATIONS MARISCO 21ST CENTURY FUND

NATIONS MARISCO EQUITIES FUND

NATIONS MARISCO FOCUSED EQUITIES

NATIONS MARISCO GROWTH FUND

NATIONS MIDCAP GROWTH FUND

NATIONS SMALL COMPANY FUND

NATIONS STRATEGIC GROWTH FUND

NATIONS ASSET ALLOCATION FUND

NATIONS MIDCAP VALUE FUND

NATIONS SMALLCAP VALUE FUND

NATIONS VALUE FUND

NATIONS GLOBAL VALUE FUND

NATIONS INTERNATIONAL EQUITY FUND

NATIONS INTERNATIONAL VALUE FUND

NATIONS MARISCO INTERNATIONAL OPPORTUNITIES FUND

NATIONS BOND FUND

NATIONS GOVERNMENT SECURITIES FUND

NATIONS HIGH YIELD BOND FUND

NATIONS INTERMEDIATE BOND FUND

NATIONS SHORT-INTERMEDIATE GOVERNMENT FUND

NATIONS SHORT-TERM INCOME FUND

NATIONS STRATEGIC INCOME FUND

NATIONS CA INTERMEDIATE MUNICIPAL BOND FUND

NATIONS CA MUNICIPAL BOND FUND

NATIONS FL INTERMEDIATE MUNICIPAL BOND FUND

NATIONS FL MUNICIPAL BOND FUND

NATIONS GA INTERMEDIATE MUNICIPAL BOND FUND

NATIONS INTERMEDIATE MUNICIPAL BOND FUND

NATIONS KANSAS MUNICIPAL INCOME FUND

NATIONS MD INTERMEDIATE MUNICIPAL BOND FUND

NATIONS MUNICIPAL INCOME FUND

NATIONS NC INTERMEDIATE MUNICIPAL BOND FUND

NATIONS SC INTERMEDIATE MUNICIPAL BOND FUND

NATIONS SHORT-TERM MUNICIPAL INCOME FUND

NATIONS TN INTERMEDIATE MUNICIPAL BOND FUND

NATIONS TX INTERMEDIATE MUNICIPAL BOND FUND

NATIONS VA INTERMEDIATE MUNICIPAL BOND FUND

NATIONS LARGECAP ENHANCED CORE FUND

NATIONS LARGECAP INDEX FUND

NATIONS MIDCAP INDEX FUND

NATIONS SMALLCAP INDEX FUND

NATIONS LIFEGOAL BALANCED GROWTH PORTFOLIO

NATIONS LIFEGOAL GROWTH PORTFOLIO

NATIONS LIFEGOAL INCOME AND GROWTH PORTFOLIO

NATIONS CONVERTIBLE SECURITIES FUND

NATIONS CA TAX-EXEMPT RESERVES

NATIONS CASH RESERVES

NATIONS GOVERNMENT RESERVES

NATIONS MONEY MARKET RESERVES

NATIONS MUNICIPAL RESERVES

NATIONS TAX-EXEMPT RESERVES

NATIONS TREASURY RESERVES

CERTIFICATION OF NAMED PLAINTIFF
PURSUANT TO FEDERAL SECURITIES LAWS

I, D.M. Griffith ("Plaintiff"), by Steven M. Hamburg, my attorney in fact, declare the following as to the claims asserted under the federal securities laws, that:

1. Plaintiff has reviewed the complaint filed in this matter and has authorized the filing of a complaint based on similar allegations in a related or amended complaint. Plaintiff retains Greenfield & Goodman, LLC and Summers, Compton, Wells & Hamburg and such co-counsel it deems appropriate to associate with to pursue such action on a contingent fee basis.

2. Plaintiff did not purchase the security that is the subject of this action at the direction of Plaintiff's counsel or in order to participate in this private action.

3. Plaintiff is willing to serve as a lead plaintiff for the Fiduciary Sub-Class either individually or as part of a group. A lead plaintiff is a representative party who acts on behalf of other class members in directing the action, and whose duties may include testifying at deposition and trial. I understand that the litigation is not settled, this is not a claim form, and sharing in any recovery is not dependent upon execution of this Certification.

4. Plaintiff Griffith has owned and purchased through fiduciary accounts of which she is a beneficiary the following Nations Funds:

Small Company Fund; Mid-Cap Value Fund; International Value Fund; High Yield Bond Fund; Value Fund, Strategic Growth Fund; Mid-Cap Growth Fund; Convertible Securities Fund; Intermediate Bond Fund; and Bond Fund-Primary A.

During the years of her beneficial ownership in the foregoing funds, Bank of America, N.A. purchased on multiple occasions varying amounts of the shares of these funds. This Certification will be supplemented.

5. During the three years prior to the date of this Certification, Plaintiff has not sought to serve or served as a representative party for the class in any action filed under the federal securities laws except as indicated here: none

6. Plaintiff will not accept any payment for serving as a representative party on behalf of the class beyond the Plaintiff's pro rata share of any recovery, or as ordered or approved by the court, including any award for reasonable costs and expenses (including lost wages) directly relating to the representation of the class.

I declare under penalty of perjury that the foregoing is true and correct.

Executed this 28th day of October 2004

D. M. Griffith by Steven M. Hamburg Atty in fact

D. M Griffith
By Steven M . Hamburg, Her Attorney In Fact.

8908 Ladue Road
St. Louis, MO 631124
(314) 991-4999

CERTIFICATION OF NAMED PLAINTIFF
PURSUANT TO FEDERAL SECURITIES LAWS

I, Simcha Lyons ("Plaintiff"), declare the following as to the claims asserted under the federal securities laws, that:

1. Plaintiff has reviewed the complaint filed in this matter and has authorized the filing of a complaint based on similar allegations in a related or amended complaint. Plaintiff retains Bernstein Liebhard & Lifshitz, LLP and such co-counsel it deems appropriate to associate with to pursue such action on a contingent fee basis.

2. Plaintiff did not purchase the security that is the subject of this action at the direction of Plaintiff's counsel or in order to participate in this private action.

3. Plaintiff is willing to serve as a lead plaintiff either individually or as part of a group. A lead plaintiff is a representative party who acts on behalf of other class members in directing the action, and whose duties may include testifying at deposition and trial. I understand that the litigation is not settled, this is not a claim form, and sharing in any recovery is not dependent upon execution of this Certification.

4. Plaintiff's transaction(s) in the **NATIONS MUTUAL FUND (NATIONS INSTITUTIONAL RESERVES CONVERTIBLE SECURITIES FUND [PACIX])** that is the subject of this action are as follows:

Symbol	No. of Shares	Date	Price Per Share
PACIX	106913.756	1/8/03	$14.03
PACIX	795.099	3/31/03	$13.85
PACIX	764.754	6/30/03	$15.07

Please list other transactions on a separate sheet of paper, if necessary.

5. During the three years prior to the date of this Certification, Plaintiff has not sought to serve or served as a representative party for the class in any action filed under the federal securities laws except as indicated here:

6. Plaintiff will not accept any payment for serving as a representative party on behalf of the class beyond the Plaintiff's pro rata share of any recovery, or as ordered or approved by the court, including any award for reasonable costs and expenses (including lost wages) directly relating to the representation of the class.

I declare under penalty of perjury that the foregoing is true and correct.

Executed this 27th day of October, 2003.

[signature]
Signature

Simcha Lyons
Print Name

225 West 83rd Street, Apt. 3O
Address

New York, NY 10024
City, State, Zip

(212) 799-0620
Phone Number

Business Phone Number

314-409-1639
Cell Phone Number

Email Address

CERTIFICATION

I, Ronald D. Weiner, President of Retirement Design and Management, Inc. ("RDM") hereby certify as follows:

1. I am fully authorized to enter into and execute this Certification on behalf of RDM. I have reviewed a complaint prepared against the Nations Fund family of mutual funds ("Nations Funds") alleging violations of the federal securities laws;

2. RDM did not purchase securities of Nations Funds at the direction of counsel or in order to participate in any private action under the federal securities laws;

3. RDM is willing to serve as a lead plaintiff in this matter, including providing testimony at deposition and trial, if necessary;

4. RDM, in its discretion and on behalf of its clients, has made transactions in shares of Nations Funds as reflected in Exhibit A hereto;

5. RDM has not sought to serve as a lead plaintiff in any class action under the federal securities laws during the last three years.

6. Beyond a pro rata share of any recovery on behalf of RDM's clients, RDM will not accept payment for serving as a lead plaintiff on behalf of the class, except the reimbursement of such reasonable costs and expenses (including lost wages) as ordered or approved by the Court.

I declare under penalty of perjury, under the laws of the United States, that the foregoing is true and correct.

Dated: October 31, 2003

On behalf of Retirement Design and Management, Inc.

RDM INVESTMENT SERVICES
Nations Fund Family of Funds
Class Period: 10/1/98-7/3/03

Fund Name: Nations Marisco Focused (NFEAX)

Transaction	Total Shares	Total Cost/Proceeds
Purchases	1,379,261.191	$19,415,327.47
Sales	-909,367.502	$14,248,461.14

Fund Name: Nations Balanced Assets Investor A (NBAIX) /
Nations Assets Alloc Investor A (PHAAX)

Transaction	Total Shares	Total Cost/Proceeds
Purchases	570,493.996	$5,887,323.17
Sales	-72,561.017	$764,579.68
Sales	-240,894.984	$5,036,298.09

Fund Name: Nations International Value (NIVLX)

Transaction	Total Shares	Total Cost/Proceeds
Purchases	396,841.566	$6,901,732.29
Sales	-222,733.049	$3,364,518.62

Fund Name: Nations Marisco Growth and Income Fund (NMGIX)

Transaction	Total Shares	Total Cost/Proceeds
Purchases	99.806	$8,005.98
Sales	-861.146	$12,385.33

Fund Name: Nations Marisco 21st Century Fund (NMTAX)

Transaction	Total Shares	Total Cost/Proceeds
Purchases	110,899.967	$1,062,087.50
Sales	-109,599.967	$935,870.04

Fund Name: Nations Short Term Income Investor (NSTRX)

Transaction	Total Shares	Total Cost/Proceeds
Purchases	202,443.021	$2,002,265.85
Sales	-184,254.370	$1,831,321.20

UNITED STATES DISTRICT COURT
DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	MDL DOCKET 1586
This Document Relates To: ALL TRACKS	Case Nos. 04-md-15861 04-md-15862 04-md-15863 04-md-15864

CORRECTED OMNIBUS MEMORANDUM OF LAW IN SUPPORT OF THE FUND DEFENDANTS' MOTION TO DISMISS THE CONSOLIDATED AMENDED CLASS ACTION COMPLAINTS

TABLE OF CONTENTS

Page

TABLE OF AUTHORITIES iii

PRELIMINARY STATEMENT 1

BACKGROUND 3

ARGUMENT 4

I. PLEADING REQUIREMENTS 4

A. Pleading Requirements Under Rule 12(b)(6) 5

B. Pleading Standards Under Rule 9(b) 6

C. Pleading Standards Under The Reform Act 6

II. PLAINTIFFS CANNOT BRING CLAIMS WITH RESPECT TO MUTUAL FUNDS THAT THEY DID NOT PURCHASE, SELL, OR OWN 7

A. The Securities Laws Have Strict Standing Requirements 7

B. Plaintiffs Have No Standing To Bring Claims Regarding Funds They Did Not Buy, Sell, Or Hold 8

C. Plaintiffs Have No Standing To Bring Claims Regarding Funds Not Alleged To Have Been Market Timed 10

III. PLAINTIFFS' FEDERAL CLAIMS ARE DEFECTIVE 11

A. Plaintiffs' Claims Under Sections 11 And 12(a)(2) Against All Fund Defendants Should Be Dismissed 11

1. Plaintiffs Have Not Properly Alleged Harm 11

2. Plaintiffs' Securities Act Claims Fail For Other Reasons 13

3. Some Or All Of Plaintiffs' Claims Under Sections 11 And 12(a)(2) Are Time-Barred 17

B. Plaintiffs' Claims Under Section 10(b) Of The Exchange Act Should Be Dismissed 18

1. Plaintiffs Cannot Bring Section 10(b) Claims On Behalf Of Holders 18

TABLE OF CONTENTS
(continued)

Page

2. Plaintiffs Have Failed Adequately To Allege Reliance On A Material Misstatement Or Omission.....19

3. Failure To Plead Misrepresentations And Omissions.....21

4. Plaintiffs Cannot Sue Defendants For Statements That They Are Not Alleged To Have Made.....23

5. Plaintiffs Have Failed To Plead Scienter.....24

6. Plaintiffs Fail To Plead Causation.....27

C. Plaintiffs' Investment Company Act Claims Are Defective.....31

1. No Private Right Of Action Exists Under Sections 34(b) Or 36(a) Of The Investment Company Act.....31

2. Investment Companies Are Not Proper Defendants Under Section 36(a) Of The Investment Company Act.....36

3. Plaintiffs Fail To State A Claim Under Section 36(b) Of The Investment Company Act.....37

D. The Complaints Fail To State A Claim For Control Person Liability.....39

1. Plaintiffs Have Failed To State Claims For Primary Violations Of The Securities Laws.....39

2. Plaintiffs Have Failed Adequately To Allege The "Control" Of The Defendants.....40

3. Plaintiffs Cannot Recover Under Section 48(a) Because There Is No Such Private Right Of Action And, In Any Event, Plaintiffs Have Not Pleaded "Procurement".....41

IV. PLAINTIFFS' STATE LAW CLAIMS SHOULD BE DISMISSED.....42

A. All Of Plaintiffs' State Law Claims Should Be Dismissed Under SLUSA.....43

B. Plaintiffs' Derivative Claims Should Be Dismissed For Failure To Make Demand.....48

CONCLUSION.....49

TABLE OF AUTHORITIES

Federal Cases | Page

ABC Arbitrage v. Tchuruk,
291 F.3d 336 (5th Cir. 2002) 48

Adair v. Sorenson,
134 F.R.D. 13 (D. Mass. 1991) 8, 10

Adams v. Kinder-Morgan, Inc.,
340 F.3d 1083 (10th Cir. 2003) 41

Aldridge v. A.T. Cross Corp.,
284 F.3d 72 (1st Cir. 2002) 40

Alexander v. Sandoval,
532 U.S. 275 (2001) 32, 33

Am. Nat'l Bank and Trust Co. of Chicago v. Allmerica Fin.,
No. 02 C 5251, 2003 WL 1921815 (N.D. Ill. Apr. 21, 2003) 4

Araujo v. John Hancock Life Ins. Co.,
206 F. Supp. 2d 377 (E.D.N.Y. 2002) 44

Axe-Houghton, SEC No-Action Letter,
1973 WL 11345 (Dec. 16, 1973) 42

Banca Cremi, S.A. v. Alex. Brown & Sons, Inc.,
132 F.3d 1017 (4th Cir. 1997) 21

Basic, Inc. v. Levinson,
485 U.S. 224 (1988) 20, 22, 30

Behlen v. Merrill Lynch,
311 F.3d 1087 (11th Cir. 2002) 48

BFP v. Resolution Trust Corp.,
511 U.S. 531 (1994) 36

Blue Chip Stamps v. Manor Drug Stores,
421 U.S. 723 (1975) 19, 28, 29, 31

Broudo v. Dura Pharm., Inc.,
339 F.3d. 933 (9th Cir. 2003) 29

Caviness v. Derand Resources Corp.,
983 F.2d 1295 (4th Cir. 1993) 17, 18

TABLE OF AUTHORITIES
(continued)

Page

Central Bank of Denver, N.A. v. First Interstate Bank of Denver, N.A.,
511 U.S. 164 (1994) .... passim

CFTC v. Baragosh,
278 F.3d 319 (4th Cir. 2002) 41

Chamberlain v. Aberdeen Asset Mgmt. Ltd.,
No. 02-5870, 2005 WL 195520 (E.D.N.Y. Jan. 21, 2005) 34, 36

Chill v. Gen. Elec. Co.,
101 F.3d 263 (2d Cir. 1996) 26

Cohen v. USEC, Inc.,
No. CIV.A.02-1459, 2003 WL 21689097 (4th Cir. July 21, 2003) (unpublished) 18

D.E. & J Ltd. P'ship,
284 F. Supp. 2d 719 (E.D. Mich. 2003) 25

Dabit v. Merrill Lynch, Pierce, Fenner & Smith, Inc.,
395 F.3d 25 (2d Cir. 2005) 47

Dacey v. Morgan Stanley Dean Witter & Co.,
263 F. Supp. 2d 706 (S.D.N.Y. 2003) 44, 45

Daily Income Fund, Inc. v. Fox,
464 U.S. 523 (1984) 38

Dorchester Investors v. Peak Int'l Ltd.,
134 F. Supp. 2d 569 (S.D.N.Y. 2001) 34, 36

Draper Fisher Jurvetson Fund I, Inc. v. Millennium Partners, L.P.,
260 F. Supp. 2d 616 (S.D.N.Y. 2003) 36

Dudek v. Prudential Sec., Inc.,
295 F.3d 875 (8th Cir. 2002) 44

Eastern Shore Markets, Inc. v. J.D. Assocs. Ltd. P'ship,
213 F.3d 175 (4th Cir. 2000) 5, 30

Eckstein v. Balcor Film Investors,
740 F. Supp. 572 (E.D. Wisc. 1990) 21

Ernst & Ernst v. Hochfelder,
425 U.S. 185 (1976) 24

TABLE OF AUTHORITIES
(continued)

Page

Fare Deals, Ltd. v. World Choice Travel.com, Inc.,
180 F. Supp. 2d 678 (D. Md. 2001) 30

Feitelberg v. Merrill Lynch & Co.,
234 F. Supp. 2d 1043 (N.D. Cal. 2002), aff'd, 353 F.3d 765 (9th Cir. 2003) 44, 48

Fidel v. Farley,
392 F.3d 220 (6th Cir. 2004) 27

Gariety v. Grant Thornton, LLP,
368 F.3d 356 (4th Cir. 2004) 23

Gasner v. Bd. of Supervisors,
103 F.3d 351 (4th Cir. 1996) ....passim

Glaser v. Enzo Biochem., Inc.,
303 F. Supp. 2d 724 (E.D. Va. 2003) 7

Goldberger v. Bear, Stearns & Co., Inc.,
No. CIV.A.98-8677, 2000 WL 1886605 (S.D.N.Y. Dec. 28, 2000) 9

Gonzaga Univ. v. Doe,
536 U.S. 273 (2002) 32

Grabow v. PricewaterhouseCoopers,
313 F. Supp. 2d 1152 (N.D. Okla. 2004) 48

Grossman v. Waste Mgmt., Inc.,
589 F. Supp. 395 (N.D. Ill. 1984) 12

GSC Partners CDO Fund v. Washington,
368 F.3d 228 (3d Cir. 2004) 27

Harrison v. Westinghouse Savannah River Co.,
176 F.3d 776 (4th Cir. 1999) 6

Haynes v. Anderson & Strudwick, Inc.,
508 F. Supp. 1303 (E.D. Va. 1981) 19

Herndon v. Equitable Variable Life Ins. Co.,
325 F.3d 1252 (11th Cir. 2003) 44

In re AFC Enters. Sec. Litig.,
348 F. Supp. 2d 1363 (N.D. Ga. 2004) 12

TABLE OF AUTHORITIES
(continued)

Page

In re Bank of Boston Corp. Sec. Litig.,
762 F. Supp. 1525 (D. Mass. 1991) 8

In re Cable & Wireless, PLC, Sec. Litig.,
321 F. Supp. 2d 749 (E.D. Va. 2004) 7, 41

In re Criimi Mae, Inc. Sec. Litig.,
94 F. Supp. 2d 652 (D. Md. 2000) 5, 6, 41

In re Cryomedical Scis., Inc. Sec. Litig.,
884 F. Supp. 1001 (D. Md. 1995) 22

In re e.spire Communications, Inc. Sec. Litig.,
127 F. Supp. 2d 734 (D. Md. 2001) 5, 39

In re Eaton Vance Corp. Sec. Litig.,
219 F.R.D. 38 (D. Mass. 2003) 8, 9

In re Enron Corp. Sec. Derivative & ERISA Litig.,
284 F. Supp. 2d 511 (S.D. Tex. 2003) 46

In re FAC Realty Sec. Litig.,
990 F. Supp. 416 (E.D.N.C. 1997) 41

In re First Union Corp. Sec. Litig.,
128 F. Supp. 2d 871 (W.D.N.C. 2001) 5

In re Medimmune, Inc. Sec. Litig.,
873 F. Supp. 953 (D. Md. 1995) 6, 7, 40, 41

In re Mutual Funds Inv. Litig.,
320 F. Supp. 2d 352 (D. Md. 2004) 43, 45, 46

In re NationsMart Corp. Sec. Litig.,
130 F.3d 309 (8th Cir. 1997) 20

In re Paracelsus Corp. Sec. Litig.,
6 F. Supp. 2d 626 (S.D. Tex. 1998) 14

In re PEC Solutions, Inc. Sec. Litig.,
No. 03-CV-331, 2004 WL 1854202 (E.D. Va. May 25, 2004) 29

In re Royal Ahold N.V. Sec. & ERISA Litig.,
351 F. Supp. 2d 334 (D. Md. 2004) .... passim

TABLE OF AUTHORITIES
(continued)

Page

In re Sahlen & Assocs., Inc. Sec. Litig.,
773 F. Supp. 342 (S.D. Fla. 1991) 6, 20

In re Stac Elecs. Sec. Litig.,
89 F.3d 1399 (9th Cir. 1996) 6

In re Storage Technology Corp. Sec. Litig.,
630 F. Supp. 1072 (D. Colo. 1986) 9

In re USEC Sec. Litig.,
190 F. Supp. 2d 808 (D. Md. 2002) 14, 15

In re Van Wagoner Funds, Inc.,
No. C 02-03383, 2004 WL 2623972 (N.D. Cal. July 27, 2004) 20, 21, 28, 30

In re Visual Networks, Inc. Sec. Litig.,
217 F. Supp. 2d 662 (D. Md. 2002) 21

In re Worldcom, Inc. Sec. Litig.,
308 F. Supp. 2d 214 (S.D.N.Y. 2004) 17

Kauffman v. Dreyfuss Fund, Inc.,
434 F.2d 727 (3d Cir. 1970) 9

Klein v. Gen. Nutrition Cos.,
186 F.3d 338 (3d Cir. 1999) 22

La Mar v. H&B Novelty & Loan Co.,
489 F.2d 461 (9th Cir. 1973) 8

Lentell v. Merrill Lynch & Co.,
396 F.3d 161 (2d Cir. 2005) 24

Lewis v. Casey,
518 U.S. 343 (1996) 8

Lone Star Ladies Inv. Club v. Schlotzsky's, Inc.,
238 F.3d 363 (5th Cir. 2001) 6

Lujan v. Defenders of Wildlife,
504 U.S. 555 (1992) 8

Metz v. United Counties Bancorp.,
61 F. Supp. 2d 364 (D.N.J. 1999) 12

Page

Migdal v. Rowe Price-Fleming Int'l, Inc.,
248 F.3d 321 (4th Cir. 2001) 5, 38

Miller v. Asensio & Co., Inc.,
364 F.3d 223 (4th Cir. 2004) 28, 29, 31

Morris v. Wachovia Securities, Inc.,
277 F. Supp. 2d 622 (E.D. Va. 2003) 30

Morse v. Abbott Lab.,
756 F. Supp. 1108 (N.D. Ill. 1991) 6

Morton v. Mancari,
417 U.S. 535 (1974) 42

Olesh v. Dreyfus Corp.,
No. CIV.A.94-1664, 1995 WL 500491 (E.D.N.Y. Aug. 8, 1995) 10, 11

Olmsted v. Pruco Life Ins. Co. of New Jersey,
283 F.3d 429 (2d Cir. 2002) .... passim

Oran v. Stafford,
226 F.3d 275 (3d Cir. 2000) 22

Ottman v. Hanger Orthopedic Group, Inc.,
353 F.3d 338 (4th Cir. 2003) 7, 24, 48

Phillips v. LCI Int'l, Inc.,
190 F.3d 609 (4th Cir. 1999) .... passim

PPM Am., Inc. v. Marriott Corp.,
853 F. Supp. 860 (D. Md. 1994) 12, 13

PR Diamonds, Inc. v. Chandler,
364 F.3d 671 (6th Cir. 2004) 27

Prager v. Knight/Trimark Group, Inc.,
124 F. Supp. 2d 229 (D.N.J. 2000) 44

Prof'l Mgmt Assocs. Employees' Profit Sharing Plan v. KPMG LLP,
335 F.3d 800 (8th Cir. 2003) 45, 46, 48

Prusky v. Aetna Life Ins. & Annuity Co.,
No. 03-6264, 2004 WL 2384967 (E.D. Pa. Oct. 25, 2004) 4

TABLE OF AUTHORITIES
(continued)

Page

Prusky v. Phoenix Life Ins. Co.,
No. CIV.A. 02-6010, 2003 WL 1256225 (E.D. Pa. Mar. 4, 2003) 4

Radzanower v. Touche Ross & Co.,
426 U.S. 148 (1976) 42

Ramos v. Patrician Equities Corp.,
765 F. Supp. 1199 (S.D.N.Y. 1991) 9

Randall v. Loftsgaarden,
478 U.S. 647 (1986) 12

Recupito v. Prudential Sec.,
112 F. Supp. 2d 449 (D. Md. 2000) 14

Riley v. Merrill Lynch, Pierce, Fenner & Smith, Inc.,
292 F.3d 1334 (11th Cir. 2002) 44

Rombach v. Chang,
355 F.3d 164 (2d Cir. 2004) 6

Rowinski v. Salomon Smith Barney Inc.,
No. 03-4762, -- F.3d --, 2005 WL 356810 (3d Cir. Feb. 16, 2005) 44, 47

Schatz v. Rosenberg,
943 F.2d 485 (4th Cir. 1991) 5

Sears v. Likens,
912 F.2d 889 (7th Cir. 1990) 6

SEC v. PIMCO Advisors Fund Mgmt., LLC,
341 F. Supp. 2d 454 (S.D.N.Y. 2004) 4

SEC v. Zandford,
535 U.S. 813 (2002) 47

Security Pac. Nat'l Bank v. RTC,
63 F.3d 900 (9th Cir. 1995) 42

Semerenko v. Cendant Corp.,
223 F.3d 165 (3d Cir. 2000) 28

Shapiro v. Cantor,
123 F.3d 717 (2d Cir. 1997) 24

TABLE OF AUTHORITIES
(continued)

Page

Touche Ross & Co. v. Redington,
442 U.S. 560 (1979)....................32

Transamerica Mortgage Advisors, Inc. v. Lewis,
444 U.S. 11 (1979)....................32, 33

TSC Indus. v. Northway, Inc.,
426 U.S. 438 (1976)....................14

U.S. v. LaPorta,
46 F.3d 152 (2d Cir. 1994)....................42

U.S. v. Thayer,
201 F.3d 214 (3d Cir. 1999)....................42

Vervaecke v. Chiles, Heider & Co.,
578 F.2d 713 (8th Cir. 1978)....................9

Warth v. Seldin,
422 U.S. 490 (1975)....................7

White v. Heartland High-Yield Mun. Bond Fund,
237 F. Supp. 2d 982 (E.D. Wis. 2002)....................34, 36

Windsor Sec., Inc., v. Hartford Life Ins. Co.,
986 F.2d 655 (3d Cir. 1993)....................4

Winne v. Equitable Life Assurance Soc'y,
315 F. Supp. 2d 404 (S.D.N.Y. 2003)....................43

Young v. Nationwide Life Ins. Co.,
183 F.R.D. 502 (S.D. Tex. 1998)....................20, 21

Federal Statutes

15 U.S.C. § 77k....................11, 12, 14

15 U.S.C. § 77*l*....................11, 12, 14, 15

15 U.S.C. § 77m....................11, 17

15 U.S.C. § 77o....................39

Page

15 U.S.C. § 78bb(f)(1) 43, 47

15 U.S.C. § 78j(b) 19

15 U.S.C. § 78u-4(b) 6, 7, 19, 23, 25, 31, 48

15 U.S.C. § 80a-24(e) 18

15 U.S.C. § 80a-26(f)(2)(A) 32

15 U.S.C. § 80a-27(i)(2) 32

15 U.S.C. § 80a-33(b) 31, 35

15 U.S.C. § 80a-35 .... 31, 35, 36, 37, 38, 39

15 U.S.C. § 80a-47(a) 42

1970 U.S.C.C.A.N. 4897 38

1995 U.S.C.C.A.N. 730 7

H.R. Conf. Rep. No. 104-369 7

Pub. L. No. 91-547 35

S. Rep. No. 91-184 38

Other Authorities

Disclosure Regarding Market Timing and Selective Disclosure of Portfolio Holdings, SEC Release No. 33-8408 22

SEC v. M. Wesley Groshans & Brokers Cap. Mgmt., Inc., 47 S.E.C. Docket 712, Litig. Release No. 12,677, 1990 WL 322073 (Oct. 19, 1990) 42

The Fund Defendants[1] respectfully submit this omnibus memorandum of law in support of their motion to dismiss the Consolidated Amended Class Action Complaints ("Complaints") pursuant to Rules 9(b) and 12(b)(6) of the Federal Rules of Civil Procedure, the Private Securities Litigation Reform Act ("Reform Act" or "PSLRA"), and the Securities Litigation Uniform Standards Act ("SLUSA").

PRELIMINARY STATEMENT

Plaintiffs seek to sue a variety of defendants on behalf of purchasers and/or holders of mutual fund shares issued by investment companies whose advisers allegedly permitted market timing or late trading. They purport to assert direct claims under Sections 11 and 12(a)(2) of the Securities Act, Section 10(b) of the Exchange Act, Sections 34(b), 36(a), and 36(b) of the Investment Company Act, and the common law. They also seek to impose control person liability under the Securities, Exchange, and Investment Company Acts.

Plaintiffs seek to bring these claims with respect to mutual funds in which they never invested. They improperly make claims concerning all (or nearly all) mutual funds in each of the mutual fund complexes at issue, without alleging that they ever owned shares in most of them. Plaintiffs have no standing to sue with respect to the funds that they never owned.

The Complaints also fail to state a claim. Among other reasons, set forth below, plaintiffs do not allege that they suffered harm compensable under the Securities Act. Plaintiffs' Exchange Act claims fail because plaintiffs plead neither causation nor scienter with

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[1] The Fund Defendants include all investment companies or "mutual funds," all current and former officers, directors and/or trustees of those funds, investment advisers to those funds, fund distributors, underwriters, transfer agents, any of their parent and subsidiary corporations or other related entities, and all current and former officers, directors, trustees, and employees of any of those entities who are named as defendants in the Consolidated Amended Class Action Complaints. In this brief, the Fund Defendants advance arguments of general application (and most arguments of relatively broad application) in support of their motion to dismiss. Arguments specific to a single mutual fund complex or defendant (or merely a few of them) are set forth in separate supplemental memoranda that various Fund Defendants will submit. Throughout this brief, the Fund Defendants refer by way of example to specific Complaints. Such examples are provided for the Court's convenience. The arguments raised in connection with such examples are not limited to the specific Complaints that are cited.

particularity. This is not a fraud-on-the-market case, and plaintiffs' failure to plead actual reliance is a fatal deficiency. In addition, plaintiffs purport to bring a Section 10(b) claim on behalf of a class of *holders* of mutual fund shares, despite the clear limitation in Section 10(b) to claims for injuries suffered in connection with a *purchase* or *sale*. They also do not plead transaction causation or loss causation.

Plaintiffs' attempt to recover damages under Section 36(b) of the Investment Company Act ("ICA") based on allegations of market timing and late trading reflects a fundamental misconception about the nature of a Section 36(b) claim. Section 36(b) does not provide a fee-based remedy for *any* breach of fiduciary duty of which plaintiffs can conceive. Instead, it permits a recovery only where (unlike here) plaintiffs plead with specificity and prove that the challenged fees are so disproportionately large that they bear no reasonable relationship to the services rendered. Plaintiffs fall far short of that standard because they do not allege *any* facts concerning the relationship between the fees charged and the services rendered by defendants, but instead rely entirely on conclusory assertions that the Fund Defendants breached their fiduciary duties by permitting or failing to disclose alleged market timing and late trading. Plaintiffs' remaining claims under other sections of the ICA must be dismissed because no private right of action may be implied under them.

Plaintiffs' control person allegations fail because of the absence of viable underlying claims and specific facts (as opposed to unwarranted conclusions) supporting their allegations of control. The state law claims are preempted by SLUSA.

For all of these reasons, and the other reasons set forth below, the Complaints should be dismissed.

BACKGROUND

Plaintiffs are individuals or entities that, during the relevant class periods, purchased or held shares in mutual funds offered by open-end management investment companies organized as business trusts or corporations. See, e.g., Putnam Compl. ¶ 10; MFS Compl. ¶¶ 13, 20-29. As plaintiffs acknowledge, some of these investment companies offer a single mutual fund to investors, and others offer a series of funds.[2] See, e.g., Putnam Compl. ¶¶ 23-28; MFS Compl. ¶¶ 20-29. Plaintiffs do not allege that any fund within a series offered by a defendant investment company owns any portion of any other fund, or that by buying a share in a fund any shareholder obtains any interest in any other fund. In other words, plaintiffs do not (indeed cannot) dispute that a share in a mutual fund is an interest only in the portfolio of securities and other assets owned by *that* mutual fund, and *no other.*

In general terms, the price of a mutual fund share is computed by determining the value of the investments held by a particular fund (less its liabilities) at a particular moment, and dividing that value by the number of shares then outstanding in that fund. See Putnam Compl. ¶ 63. That price is known as the net asset value per share or "NAV." See id. Because each fund's portfolio of securities is different, the NAV of each mutual fund is unique, and bears no relation to the NAV of any other fund. See generally id. Thus, for example, market timing activity alleged to dilute the performance of one fund does not and cannot affect that of any other fund.

Plaintiffs assert that they suffered harm from "market timing" or "late trading." See Putnam Compl. ¶¶ 1, 5. Market timing is a term with no precise definition. According to the Complaints, market timing includes frequent trading that may (or may not) have been designed

[2] The specific organizational structure of the various mutual fund complexes varies, and will be addressed separately in supplemental memoranda that the various Fund Defendants will submit. For the Court's convenience, this section of the Fund Defendants' Memorandum cites to paragraphs in the Putnam or MFS Sub-Track Consolidated Amended Class Action Complaints, but those paragraphs relevant to this argument are basically the same in all of the Complaints.

to take advantage of stale prices. See id. ¶¶ 68-69. As the SEC has observed on numerous occasions, market timing is not illegal.[3] See, e.g., SEC v. PIMCO Advisors Fund Mgmt., LLC, 341 F. Supp. 2d 454, 458, 463 (S.D.N.Y. 2004). Plaintiffs allege that late trading, where it occurred, was a practice whereby certain traders made decisions to buy or perhaps sell mutual fund shares after the 4:00 p.m. deadline that all of the defendant mutual funds used to calculate NAV. See MFS Compl. ¶ 3.

Plaintiffs assert several species of harm allegedly flowing from late trading or market timing, including excessive fees or costs that the funds allegedly incurred, or dilution of future investment returns. See Putnam Compl. ¶¶ 70-74. None of this asserted harm was realized when any plaintiff purchased shares. See id. ¶ 67. Plaintiffs' purchases were at all times at NAVs that were calculated based on the actual value of fund assets at the time of purchase, and plaintiffs do not allege that any fund NAV was ever calculated improperly. See id. Because plaintiffs in fact paid the proper price for their mutual fund shares in every case, they were not harmed upon purchase. Any harm that they might claim to have suffered would occur after purchase, to the extent that the existence of late trading or market timing somehow caused future returns to be less than they otherwise would have been. See generally id.

ARGUMENT

I. PLEADING REQUIREMENTS

The Complaints should be dismissed for failure to comply with the pleading requirements imposed by Rules 12(b)(6) and 9(b) of the Federal Rules of Civil Procedure, and the Reform Act.

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3 Before the publicity addressing market timing that prompted these actions, several market timers brought suit against investment companies to require them to permit market timing. See, e.g., Windsor Sec., Inc., v. Hartford Life Ins. Co., 986 F.2d 655 (3d Cir. 1993); Prusky v. Aetna Life Ins. & Annuity Co., No. 03-6264, 2004 WL 2384967 (E.D. Pa. Oct. 25, 2004); Prusky v. Phoenix Life Ins. Co., No. CIV.A. 02-6010, 2003 WL 1256225 (E.D. Pa. Mar. 4, 2003); Am. Nat'l Bank and Trust Co. of Chicago v. Allmerica Fin., No. 02 C 5251, 2003 WL 1921815 (N.D. Ill. Apr. 21, 2003). None of these courts concluded market timing was illegal, and several acknowledged that the practice was not illegal or inconsistent with public policy. See, e.g., Prusky v. Aetna Life Ins., 2004 WL 2384967, at *4.

A. Pleading Requirements Under Rule 12(b)(6)

In evaluating a motion to dismiss under Rule 12(b)(6), a court must presume only that the well-pleaded *facts* set forth in a complaint are true. The court need not credit a complaint's deductions, legal conclusions, or bald assertions, even where they are couched as factual assertions. See Migdal v. Rowe Price-Fleming Int'l, Inc., 248 F.3d 321, 326 (4th Cir. 2001) (quoting 5A Charles A. Wright & Arthur R. Miller, Federal Practice and Procedure § 1357 at 318 (2d ed. 1990)); Eastern Shore Markets, Inc. v. J.D. Assocs. Ltd. P'ship, 213 F.3d 175, 180 (4th Cir. 2000) (rejecting "unwarranted inferences, unreasonable conclusions, or arguments"); Schatz v. Rosenberg, 943 F.2d 485, 489 (4th Cir. 1991) (same). "This requirement serves to prevent costly discovery on claims with no underlying factual or legal basis." Migdal, 248 F.3d at 326.

In ruling on a motion to dismiss, a court may rely on "public documents quoted by, relied upon, incorporated by reference in, or otherwise integral to the complaint, and such reliance does not convert such a motion into one for summary judgment." In re e.spire Communications, Inc. Sec. Litig., 127 F. Supp. 2d 734, 737 (D. Md. 2001). In securities fraud cases, courts may also examine materials "'publicly available to reasonable investors at the time the defendant made statements plaintiffs alleged were fraudulent.'" In re First Union Corp. Sec. Litig., 128 F. Supp. 2d 871, 883 (W.D.N.C. 2001) (citation omitted). Such materials may include "documents or articles cited in the complaint, SEC filings, press releases, stock price tables, and other material on which plaintiff's allegations necessarily rely." Id.; see Phillips v. LCI Int'l, Inc., 190 F.3d 609, 615-18 (4th Cir. 1999) (considering news article and company's proxy statement); In re Criimi Mae, Inc. Sec. Litig., 94 F. Supp. 2d 652, 655-56 (D. Md. 2000) (considering press releases and public disclosure documents).

B. Pleading Standards Under Rule 9(b)

Rule 9(b) requires that all averments of fraud be pleaded with particularity.[4] This requires a clear explanation of who made an allegedly false statement and why it is false, as well as a well-pleaded factual basis for a strong inference of fraudulent intent (scienter). More specifically, plaintiffs must with particularity plead the "time, place, speaker and contents of the allegedly false statement, as well as the manner in which the statements are false and the specific facts raising an inference of fraud." In re Criimi Mae Sec. Litig., 94 F. Supp. 2d at 657; see Harrison v. Westinghouse Savannah River Co., 176 F.3d 776, 784 (4th Cir. 1999) (same). The requirement that plaintiffs must plead with particularity "all of the elements of fraud" under Rule 9(b), see In re Royal Ahold N.V. Sec. & ERISA Litig., 351 F. Supp. 2d 334, 368 (D. Md. 2004), means that where (as here) the fraud-on-the-market presumption of reliance does not apply,[5] plaintiffs must plead the actual reliance element of fraud with particularity. See, e.g., In re Sahlen & Assocs., Inc. Sec. Litig., 773 F. Supp. 342, 353, 358 (S.D. Fla. 1991); Morse v. Abbott Lab., 756 F. Supp. 1108, 1112 (N.D. Ill. 1991).

C. Pleading Standards Under The Reform Act

To state a claim under Section 10(b) of the Exchange Act, plaintiffs must satisfy not only Rule 9(b) but also the heightened pleading standards set forth in the Reform Act. The Reform Act, like Rule 9(b), requires that plaintiffs identify the misleading statements made by *each* defendant and explain why *each* statement was misleading. See 15 U.S.C. § 78u-4(b)(1); In re Royal Ahold, 351 F. Supp. 2d at 368-69; In re Medimmune, Inc. Sec. Litig., 873 F. Supp. 953, 960-61 & n.7 (D. Md. 1995). So-called "group pleading" – a presumption that "statements in

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[4] This applies to all claims that sound in fraud. See, e.g., Cal. Public Employees' Ret. Sys. v. Chubb Corp., 2004 U.S. App. LEXIS 27189, at *81 (3d Cir. Dec. 30, 2004) (Rule 9(b) applies to Sections 11 and 12(a)(2) claims that "sound in fraud"); Rombach v. Chang, 355 F.3d 164, 171 (2d Cir. 2004); Lone Star Ladies Inv. Club v. Schlotzsky's, Inc., 238 F.3d 363, 368 (5th Cir. 2001); In re Stac Elecs. Sec. Litig., 89 F.3d 1399, 1404 (9th Cir. 1996); Sears v. Likens, 912 F.2d 889, 893 (7th Cir. 1990).

[5] See infra at 19-21.

company generated documents represent the collective work of those individuals directly involved in the company's daily management" – is inconsistent with the particularity requirements of Rule 9(b) and the Reform Act. In re Royal Ahold, 351 F. Supp. 2d at 370; see also In re Cable & Wireless, PLC, Sec. Litig., 321 F. Supp. 2d 749, 773 (E.D. Va. 2004); Glaser v. Enzo Biochem., Inc., 303 F. Supp. 2d 724, 734 (E.D. Va. 2003); In re Medimmune, 873 F. Supp. at 960-61, n.7. In other words, plaintiffs may not "presume" that a particular defendant is responsible for making a statement.

The Reform Act, like Rule 9(b), also requires specific pleading of facts showing that each defendant acted with scienter. In particular, the Reform Act requires that "the complaint shall, with respect to each act or omission alleged to violate this chapter, state with particularity facts giving rise to a strong inference that the defendant acted with the required state of mind." 15 U.S.C. § 78u-4(b)(2). Congress enacted this more stringent pleading standard "to curtail the filing of meritless lawsuits" and to create a uniform pleading standard among the circuits. H.R. Conf. Rep. No. 104-369, at *41 (1995), reprinted in 1995 U.S.C.C.A.N. 730, 740; Ottman v. Hanger Orthopedic Group, Inc., 353 F.3d 338, 344 (4th Cir. 2003).

II. PLAINTIFFS CANNOT BRING CLAIMS WITH RESPECT TO MUTUAL FUNDS THAT THEY DID NOT PURCHASE, SELL, OR OWN

Plaintiffs claim to own shares in far fewer than all of the funds in any of the fund complexes, but improperly bring claims with respect to *all* or *most* of the funds in every complex. In fact, plaintiffs have no standing to sue in connection with funds in which they have made no investments and are not shareholders.

A. The Securities Laws Have Strict Standing Requirements

Plaintiffs must plead facts showing that they have standing to bring a claim. Warth v. Seldin, 422 U.S. 490, 498 (1975) (requiring case or controversy and that plaintiff must assert

own legal rights); Lujan v. Defenders of Wildlife, 504 U.S. 555, 561 (1992) (plaintiff bears the burden of meeting each of the standing requirements). In securities class actions, courts have taken special care to ensure that standing requirements are met. See La Mar v. H&B Novelty & Loan Co., 489 F.2d 461, 469 (9th Cir. 1973) (standards are "exacting"); In re Bank of Boston Corp. Sec. Litig., 762 F. Supp. 1525, 1531 (D. Mass. 1991) ("Strict standing requirements are particularly important in the area of securities litigation to curb the risks of vexatious litigation and abuse of discovery.").

The named plaintiffs must themselves have individual standing to bring each of their claims, and the fact that they purport to act for a class is irrelevant to this question. "That a suit may be a class action ... adds nothing to the question of standing, for even named plaintiffs who represent a class must allege and show that they personally have been injured, not that injury has been suffered by other, unidentified members of the class to which they belong and which they purport to represent." Lewis v. Casey, 518 U.S. 343, 357 (1996) (quoting Simon v. Eastern Ky. Welfare Rights Org., 426 U.S. 26, 40, n.20 (1976)); see also Adair v. Sorenson, 134 F.R.D. 13, 16 (D. Mass. 1991) (citation omitted) ("A Court must assess standing to sue based upon the standing of the named plaintiff and not upon the standing of unidentified class members.").

B. Plaintiffs Have No Standing To Bring Claims Regarding Funds They Did Not Buy, Sell, Or Hold

Plaintiffs cannot bring claims with respect to mutual funds that they never owned, because they have no standing to do so. See In re Eaton Vance Corp. Sec. Litig., 219 F.R.D. 38 (D. Mass. 2003); Nenni v. Dean Witter Reynolds, Inc., No. 98-12454, 1999 U.S. Dist. LEXIS 23351, at *5-6 (D. Mass. Sept. 29, 1999); see also Vervaecke v. Chiles, Heider & Co., 578 F.2d

713, 719 (8th Cir. 1978) (no standing to assert claims arising out of bond offering in which plaintiff did not participate).[6]

In Eaton Vance, 219 F.R.D. at 41, plaintiffs filed a class action complaint under Section 11 of the Securities Act against four mutual funds, along with their directors and investment adviser. None of the named plaintiffs owned two of the four funds. Id. at 41. The district court held that plaintiffs had no standing to pursue any claims with respect to those two funds, because plaintiffs could not "demonstrate the requisite case or controversy between themselves personally" and those funds. Id. (citations omitted). The court in Dean Witter, 1999 U.S. Dist. LEXIS 23351, at *5-6, reached the same conclusion on similar facts. There, an investor in four mutual funds filed a complaint on behalf of a class of individuals who had purchased shares in any of forty-one different funds issued by an investment company. Id. at *2. The court held that the plaintiff only had standing to bring claims with respect to the four funds in which he owned shares. Id. at *5-6.

Virtually all of plaintiffs' claims in this case are rooted in alleged misstatements and omissions regarding market timing and late trading in fund prospectuses. See, e.g., Putnam Compl. ¶¶ 114-35, 139, 143-44, 150, 153-54, 167, 172, 177, 182, 187. Plaintiffs have no standing to sue on account of alleged defects in prospectuses for mutual funds that they never owned. See Ramos v. Patrician Equities Corp., 765 F. Supp. 1199-1200 (S.D.N.Y. 1991) (insufficient allegation of injury to establish standing to sue entities that had not contributed to allegedly misleading materials used in the partnerships in which the class representatives had

[6] See also Kauffman v. Dreyfuss Fund, Inc., 434 F.2d 727, 734 (3d Cir. 1970) (mutual fund shareholder could not bring action on behalf of shareholders in similarly situated mutual funds in which he did not invest); Goldberger v. Bear, Stearns & Co., Inc., No. CIV.A.98-8677, 2000 WL 1886605, at *1 (S.D.N.Y. Dec. 28, 2000) ("In order to maintain a class action, Plaintiffs must first establish that they have a valid claim with respect to the shares that they purchased. If the named Plaintiffs have no cause of action in their own right, their complaint must be dismissed, even though the facts set forth in the complaint may show that others might have a valid claim."); In re Storage Technology Corp. Sec. Litig., 630 F. Supp. 1072, 1078 (D. Colo. 1986) (dismissing Section 11 claim because plaintiffs did not allege that they purchased the securities in question).

invested); Adair, 134 F.R.D. at 16 (plaintiff lacked standing to bring claim based on statements made after his last purchase).

C. Plaintiffs Have No Standing To Bring Claims Regarding Funds Not Alleged To Have Been Market Timed

Plaintiffs in these cases have sued a far greater number of funds than those that they claim were the subject of any market timing or late trading. However, because they do not allege that they suffered any actual injury arising from their ownership of shares in these other funds, they do not make out any claim or controversy with respect to them. Plaintiffs therefore lack standing to assert such claims and these defendants must be dismissed.

As discussed above, a share in a given mutual fund represents an interest in the portfolio of securities and other assets owned by *that* mutual fund, and *no other*. See supra at 3. Because each fund's portfolio of securities is different, the NAV of each mutual fund is unique to that fund, and is not affected by changes to the NAV of any other fund. Thus, if one fund is the subject of market timing, that cannot affect the NAV of another fund. Plaintiffs claim that shareholders in "timed" funds were injured, not that market timing somehow caused harm in "nontimed" funds. Thus, absent allegations that market timing took place in a particular fund, plaintiffs have alleged no "injury in fact" from market timing, and their claims must be dismissed.

In Olesh v. Dreyfus Corp., No. CIV.A.94-1664, 1995 WL 500491 (E.D.N.Y. Aug. 8, 1995), the complaint challenged an investment adviser's plan to reduce or eliminate fee waivers for certain funds within the fund family it advised. According to the court, however, "[n]owhere in plaintiffs' complaint is it alleged that the funds in which plaintiffs own shares ... have waiver agreements in effect." Id. at *17. As a result, the plaintiffs had "not suffered any 'injury in fact' as a result of any plan to phase out the waiver agreements" and therefore "cannot prove any facts

that would support a claim for relief on this ground." Id. The same result is required here. Plaintiffs' claims with respect to the funds in which no market timing or late trading occurred therefore should be dismissed.

III. PLAINTIFFS' FEDERAL CLAIMS ARE DEFECTIVE

A. Plaintiffs' Claims Under Sections 11 And 12(a)(2) Against All Fund Defendants Should Be Dismissed

Plaintiffs assert claims against various Fund Defendants under Sections 11 and 12(a)(2) of the Securities Act. To advance a claim under Section 11, plaintiffs must plead that the registration statement pursuant to which they purchased the securities at issue "contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading." 15 U.S.C. § 77k(a); see In re Royal Ahold, 351 F. Supp. 2d at 399-00. To state a claim under Section 12(a)(2), plaintiffs must plead that they purchased securities pursuant to a prospectus containing an "untrue statement of material fact" or material omission. 15 U.S.C. § 77*l*(a)(2); see In re Royal Ahold, 351 F. Supp. 2d at 401. Under both Sections 11 and 12, plaintiffs may not recover damages for any loss in value of their investment "resulting from" something other than the challenged registration statement or prospectus. 15 U.S.C. §§ 78k(e), 78*l*(b). Both Sections 11 and 12(a)(2) are subject to a one-year statute of limitations and three-year statute of repose. See 15 U.S.C. § 77m.

1. Plaintiffs Have Not Properly Alleged Harm

Plaintiffs' claims under Sections 11 and 12(a)(2) must be dismissed because they have not pleaded a factual basis for their claim of harm compensable under the Securities Act. Only one measure of damages is available under Section 11: "the amount paid for a security less: (1) the value of the security at the time the suit was brought, (2) the price of the security if sold in the market before suit, or (3) the price at which the security is disposed of after suit, if greater

than the value when suit was brought." In re AFC Enters. Sec. Litig., 348 F. Supp. 2d 1363, 1379 (N.D. Ga. 2004); see 15 U.S.C. § 77k(e). There are thus no statutory damages in a Section 11 case where plaintiffs made a profit while holding their shares, i.e., when the price of the security at issue was *higher* on the date of filing the complaint (or the pre-complaint date of sale) than it was at the time of plaintiffs' purchase. See, e.g., PPM Am., Inc. v. Marriott Corp., 853 F. Supp. 860, 876 (D. Md. 1994) (granting summary judgment against Section 11 claims because there are no damages where plaintiff "sells the securities at issue for a net profit"); In re AFC Enters. Sec. Litig., 348 F. Supp. 2d at 1379-80; Grossman v. Waste Mgmt., Inc., 589 F. Supp. 395, 415-16 (N.D. Ill. 1984) (summarily dismissing Section 11 claim where value of securities at time suit was brought was greater than amount paid for security).

Because the existence of damages is an element of a Section 11 claim, "it is not enough to merely plead injuries, the plaintiff must plead a certain kind of injury" – i.e., that the share price on the date of the complaint (or pre-complaint sale) was *lower* than on the date of purchase. Metz v. United Counties Bancorp., 61 F. Supp. 2d 364, 377-78 (D.N.J. 1999). Otherwise, the complaint must be dismissed. See id. (dismissing complaint "devoid of any allegations" that value of plaintiff's stock was less at time of filing or that stock was sold before suit was filed). None of the Complaints has any allegation that on the date of filing (or the date of a pre-complaint sale) the NAV of any fund was lower than on the date of purchase. Accordingly, all of the Section 11 claims should be dismissed.

The same is true of plaintiffs' Section 12(a)(2) claims. Section 12(a)(2) allows only two remedies: (i) rescission upon plaintiffs' prompt tender of shares in exchange for the original purchase price, or (ii) rescissionary damages if plaintiff has sold his shares. See 15 U.S.C. § 77*l*(a)(2); Randall v. Loftsgaarden, 478 U.S. 647, 656 (1986). As with Section 11, "if a plaintiff

sells the securities at issue for an amount greater than the plaintiff's purchase price, then the plaintiff has suffered no damages recoverable under § 12(a)(2)." PPM Am., Inc., 853 F. Supp. at 876.

Because the plaintiffs have not pleaded a factual basis for damages under either Section 11 or 12(a)(2), or for rescission under Section 12(a)(2), their claims should be dismissed.

2. Plaintiffs' Securities Act Claims Fail For Other Reasons

a. Plaintiffs Have Not Identified The Allegedly Misleading Prospectuses

Plaintiffs' claims should also be dismissed for the simple reason that they do not allege pursuant to *which* allegedly false and misleading prospectus they purchased their securities. To assert their Securities Act claims, plaintiffs are required to allege that they purchased securities "pursuant to" an allegedly false or misleading registration statement or prospectus. See, e.g., In re Royal Ahold, 351 F. Supp. 2d at 399-401. The mutual funds involved in this case issued differing prospectuses from time to time. For example, plaintiffs purport to bring claims on behalf of all purchasers of MFS funds from December 1998 to December 2003. See MFS Compl. ¶ 1. Plaintiffs also allege that the MFS prospectuses were "modified during that Class Period" such that at unspecified times "prior to 2001" MFS fund prospectuses contained certain language, and that at unspecified times "after the beginning of 2002" they contained different language. See id. ¶¶ 93, 97. But plaintiffs do not allege *when* they purchased their securities in each fund and pursuant to *which* prospectus. Such a factual allegation is necessary to establish standing to sue, to give adequate notice of the nature and extent of their claims, to establish that

their claims are timely (as discussed infra), and to establish statutory damages (as discussed above).[7] Accordingly, plaintiffs' Sections 11 and 12(a)(2) claims should be dismissed.

b. Plaintiffs Have Not Alleged The Materiality Of The Challenged Disclosures

The Securities Act claims should be dismissed in their entirety because plaintiffs have failed to allege that the challenged misrepresentations and omissions were material. See 15 U.S.C. § 77k(a) (imposing liability where registration statement "contained an untrue statement of a *material* fact or omitted to state a *material* fact required to be stated therein or necessary to make the statements therein not misleading") (emphasis added); 15 U.S.C. § 77*l*(a)(2) (imposing liability where defendant "offers or sells a security . . . by means of a prospectus ... which includes an untrue statement of a *material* fact or omits to state a *material* fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading") (emphasis added). Misrepresentations and omissions are material if there is a "substantial likelihood that the disclosure of the omitted fact would have been viewed by the reasonable investor as having significantly altered the 'total mix' of information made available." TSC Indus. v. Northway, Inc., 426 U.S. 438, 449 (1976). In other words, "[t]he question of materiality is an objective one," requiring that there be "a substantial likelihood that a reasonable investor would have been caused by disclosure . . . to change his decision." Gasner v. Bd. of Supervisors, 103 F.3d 351, 356 (4th Cir. 1996) (affirming summary dismissal of Section 12(a)(2) claims for lack of materiality) (citing TSC Indus., 426 U.S. at 449); see also In re USEC Sec. Litig., 190 F. Supp. 2d 808, 815 (D. Md. 2002); Recupito v. Prudential Sec., 112 F. Supp. 2d 449, 455 (D. Md. 2000). When assessing materiality, courts do not read the challenged

[7] Plaintiffs must plead such facts even where they assert that the language that they challenge did not change, because plaintiffs have standing to bring claims only with respect to prospectuses pursuant to which their securities were purchased. See In re Paracelsus Corp. Sec. Litig., 6 F. Supp. 2d 626, 631 (S.D. Tex. 1998) (dismissing claims based on allegedly "identical" prospectus because plaintiffs did not allege that they purchased securities pursuant to that prospectus).

statements in isolation, but rather evaluate the "total mix of information" available to investors by considering the challenged statements in the context of the entire disclosure. See Gasner, 103 F.3d at 358; In re USEC Sec. Litig., 190 F. Supp. 2d at 822-23.

Here, plaintiffs challenge isolated passages of prospectuses and registration statements concerning market timing policies, which they claim were misleading because market timing was, in fact, permitted in contravention of the stated policies. See, e.g., Columbia Compl. ¶¶ 128-32.[8] However, even assuming the falsity of those statements, in many of the Complaints plaintiffs fail entirely to allege *why* the market timing policies were material to their investment decision. There is no pleaded basis that any plaintiff actually read and relied on those policies, see infra at 19-21, much less that there was "a substantial likelihood that a reasonable investor would have ... change[d] his decision" to buy had he or she known that the unread policies were being violated. See Gasner, 103 F.3d at 356. The failure to plead materiality is fatal to plaintiffs' claims, as more fully set forth in the Fund Defendants' supplemental memoranda.

c. Plaintiffs Cannot Sue Director/Trustee Defendants Or Registrant/Issuer Defendants

Plaintiffs' Section 12(a)(2) claims, which are brought in several Complaints against the Director/Trustee Defendants ("Trustees") and the Registrant/Issuer Defendants (the "Funds"), must be dismissed with respect to those defendants because plaintiffs do not adequately allege that the Trustees or Funds were sellers within the meaning of Section 12(a)(2). Section 12(a)(2) provides that "any person who "*offers* or *sells* a security . . . by means of a prospectus or oral communication, which includes an untrue statement . . . shall be liable to the person purchasing such security *from him*." 15 U.S.C. § 77l(a)(2) (emphasis added). Section 12(a)(2) imposes

[8] As more fully briefed in the Fund Defendants' supplemental memoranda, the challenged prospectuses are not false with respect to mutual funds in which no market timing occurred or was permitted. Although the plaintiffs acknowledge that some of the funds being sued were not timed, see, e.g., MFS Compl. ¶ 107 (contrasting unnamed "Timed Funds" with unnamed "other" MFS Funds), plaintiffs fail to identify the untimed funds.

liability on a defendant who "passes title or interest in a security to a buyer for value or solicits an offer to buy a security." In re Royal Ahold, 351 F. Supp. 2d at 401 (citing Pinter v. Dahl, 486 U.S. 622, 642-51 (1988)). Thus, it is not enough for plaintiffs to assert the conclusion that a Trustee or Fund was a seller of a security.

To state a claim, plaintiffs must include well-pleaded facts supporting the conclusion that each defendant directly passed title to the plaintiff, or was "directly involved in the actual solicitation of a securities purchase." Shaw, 82 F.3d at 1215. None of the Complaints asserts that any plaintiff bought mutual fund shares directly from the Trustees or the Funds; and none contains facts showing that the Trustees or Funds had contact with plaintiffs sufficient to constitute solicitation. The Trustees are acknowledged to be distinct from the Funds and the Distributor Defendants. See, e.g., Federated Compl. ¶ 37. The Funds are merely alleged to be the "legal issuer[s]" of the fund shares. They are acknowledged to be distinct from the Distributor Defendants, who are alleged to be the "underwriter[s] for the Funds." See, e.g., MFS Compl. ¶¶ 29, 30. Thus, the Complaints do not allege that the Funds did anything other than sell securities to the Distributors, which in turn were sold to plaintiffs. This is not enough to state a claim because a "seller's seller" is *not* liable under Section 12(a)(2). Shaw, 82 F.3d at 1215 (citing Pinter, 486 U.S. at 644 n.21).

The only other pleaded basis for a claim against the Trustees and the Funds is a conclusory "solicitation" allegation: that the Trustees and Funds' "actions of solicitation ... included participation in the preparation and dissemination of the false and misleading Prospectuses." See, e.g., Federated Compl. ¶ 174. This is insufficient to state a claim. See Shaw, 82 F.3d at 1216 (affirming dismissal of claims because, just as here, "neither involvement in preparation of a registration statement or prospectus nor participation in 'activities' relating to

the sale of securities, standing alone, demonstrates the kind of *relationship between the defendant and plaintiff* that could establish statutory seller status") (emphasis in original); see also In re Royal Ahold, 351 F. Supp. 2d at 406-07 (dismissing Section 12(a)(2) claims against issuer-defendants where plaintiffs failed to establish that issuer-defendants were sellers).

Because the Complaints do not contain factual allegations showing that the Trustees or the Funds sold shares to plaintiffs or solicited their purchase of shares, the claims against the Trustees and the Funds under Section 12(a)(2) must be dismissed.

3. Some Or All Of Plaintiffs' Claims Under Sections 11 And 12(a)(2) Are Time-Barred

Some or all of the Securities Act claims should be dismissed because they are time-barred. Claims under Sections 11 and 12(a)(2) are subject to the statute of limitations set forth in Section 13 of the Securities Act, which provides that such claims must be brought "within one year after the discovery of the untrue statement or the omission, or after such discovery should have been made by the exercise of reasonable diligence." 15 U.S.C. § 77m. Section 13 further provides that "in no event" shall such claims be brought more than three years after the relevant offering or sale of securities. See id.[9]

Plaintiffs must "plead and prove facts that show that [their] action was filed within the time periods specified by statute." Caviness v. Derand Resources Corp., 983 F.2d 1295, 1302 (4th Cir. 1993) (affirming summary dismissal of Section 12(a)(2) claims where plaintiffs did not satisfy their burden of showing that their claims were filed within the time periods specified by statute). Plaintiffs cannot avoid dismissal simply by alleging that their claims are timely or could not have been brought sooner. See Cohen v. USEC, Inc., No. CIV.A.02-1459, 2003 WL

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[9] This was not changed by the Sarbanes-Oxley Act of 2002. See In re Royal Ahold, 351 F. Supp. 2d at 365 & n.16 ("Section 804 of the Sarbanes-Oxley Act ... applies to claims which are fraud-based, such as § 10(b) and Rule 10b-5 claims, but not to § 11 or § 12 claims which ... are governed by the original one year-three year regime."); see also In re Worldcom, Inc. Sec. Litig., 308 F. Supp. 2d 214, 225-28 (S.D.N.Y. 2004) (dismissing Securities Act claim as time-barred because Sarbanes-Oxley does not affect one-year/three-year limitations regime).

21689097 (4th Cir. July 21, 2003) (unpublished) (affirming dismissal of Section 11 and 12(a)(2) claims even though plaintiffs alleged they did not discover untrue statements and omissions until less than one year before filing complaint).

The three-year statute of repose applicable to plaintiffs' claims is absolute. See Caviness, 983 F.2d at 1301-02 (Section 13 not subject to tolling). None of the Complaints was filed until late 2003 or early 2004, but they all seek damages based on investments made as far back as 1998. See, e.g., Alger Compl. ¶ 1; MFS Compl. ¶ 1. Plaintiffs' Securities Act claims must be dismissed to the extent that they are based on purchases that occurred more than three years before the filing of the Complaints.[10]

B. Plaintiffs' Claims Under Section 10(b) Of The Exchange Act Should Be Dismissed

1. Plaintiffs Cannot Bring Section 10(b) Claims On Behalf Of Holders

In some of the Complaints, plaintiffs assert claims under Section 10(b) on behalf of individuals who "purchased and/or held shares in any mutual fund" in the various fund complexes. See, e.g., Alger Compl. ¶1; Scudder Compl. ¶ 1. In other Complaints, plaintiffs segregate the claims into two counts: one for purchasers and one for holders. See, e.g., MFS Compl. ¶¶ 242, 252; One Group Compl. ¶¶ 138, 149; Putnam Compl. ¶¶ 137, 148. No matter how organized, plaintiffs cannot state a claim on behalf of holders because the private remedy under Section 10(b) is "directed at fraud 'in connection with the purchase or sale' of securities,"

[10] The three-year limitations period for a Section 11 claim runs from the time the security was "bona fide offered to the public." Under 15 U.S.C. § 80a-24(e), securities issued by an open-end investment company are "bona fide offered to the public" each time the investment company's registration statement is amended.

Furthermore, additional defendants were added in late 2004, and those Amended Complaints do not "relate back" to the filing date of the initial complaints unless the plaintiffs can demonstrate that the newly-added defendants "brought in by amendment (A) ha[ve] received such notice of the institution of the action that the party will not be prejudiced in maintaining a defense on the merits, *and* (B) knew or should have known that, but for a mistake concerning the identity of the proper party, the action would have been brought against the party." Fed. R. Civ. P. 15(c) (emphasis added). Accordingly, three years before the filing of the Amended Complaints is the operative time period for the statute of repose and statute of limitations for the newly-added defendants.

and does not allow recovery for those who sustain harm by virtue of holding the securities they previously purchased. See Blue Chip Stamps v. Manor Drug Stores, 421 U.S. 723, 733 (1975); 15 U.S.C. § 78j(b).[11]

Here, there is no question that plaintiffs' holder claims – allegations that defendants' alleged misconduct "caused [them] to hold ... shares" – are foreclosed by Blue Chip. Compare, e.g., MFS Compl. ¶ 253; Columbia Compl. ¶ 183 (plaintiffs "would not have continued to hold their shares" had they been aware of the alleged misconduct), with Blue Chip, 421 U.S. at 754-55. Section 10(b) simply does not provide a remedy for plaintiffs to recover whatever post-purchase damages they allegedly sustained while holding. See Gurley, 674 F.2d at 257 ("plaintiff who claims he was fraudulently caused to delay the sale of securities lacks standing to sue" under Section 10(b)). The Complaints' holder claims must therefore be dismissed. See Haynes v. Anderson & Strudwick, Inc., 508 F. Supp. 1303, 1317-18 (E.D. Va. 1981).

2. Plaintiffs Have Failed Adequately To Allege Reliance On A Material Misstatement Or Omission

In addition to satisfying the "in connection with a purchase or sale" requirement, to state a claim under Section 10(b) plaintiffs must allege facts showing that: (1) defendant made a false statement or omission of material fact; (2) with scienter; (3) upon which plaintiff justifiably relied; and (4) loss causation. See In re Royal Ahold, 351 F. Supp. 2d at 368. In doing so, a plaintiff must comply with the heightened pleading requirements of Fed. R. Civ. P. 9(b) and the PSLRA. See In re Royal Ahold, 351 F. Supp. 2d at 368; 15 U.S.C. § 78u-4(b)(1), (2); supra at 6-7.

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[11] In Blue Chip, the Supreme Court acknowledged that its adoption of a strict standing requirement may deprive plaintiffs (such as holders) of a federal cause of action, where their losses were not in connection with a purchase or sale. See 421 U.S. at 738-39.

Plaintiffs' 10(b) claims against all defendants fail because they do not plead facts with particularity showing that they actually relied on allegedly misleading statements in making their investment decisions. Compare Phillips v. LCI Int'l, Inc., 190 F.3d 609, 613 (4th Cir. 1999); In re Royal Ahold, 351 F. Supp. 2d at 368. Although the fraud-on-the-market presumption may in some cases excuse pleading actual reliance, Basic, Inc. v. Levinson, 485 U.S. 224, 243 (1988), that presumption does not apply to mutual funds "because the share price of a mutual fund is not affected by alleged misrepresentations or omissions; the share price of a mutual fund is determined by the value of all underlying securities it holds at a given time." In re Van Wagoner Funds, Inc., No. C 02-03383, 2004 WL 2623972, at *10 (N.D. Cal. July 27, 2004) (mutual fund share price not determined by any "market" but by value of underlying assets); see Young v. Nationwide Life Ins. Co., 183 F.R.D. 502, 510 (S.D. Tex. 1998) (same).

Actual reliance is established by showing that but for the claimed misrepresentations or omissions, the plaintiffs would not have entered into the securities transactions about which they complain. See Gasner, 103 F.3d at 360. At the pleading stage, this means that the complaint must set forth particularized facts addressing, for example, exactly what plaintiffs claim to have read and relied upon. Conclusory, boilerplate allegations of reliance do not suffice, nor do post hoc suggestions about what plaintiffs might have concluded had they read any particular document. See, e.g., In re NationsMart Corp. Sec. Litig., 130 F.3d 309, 322 (8th Cir. 1997) (reliance allegations deficient where plaintiffs "did not claim that they have ever read the Prospectus or specify which allegedly fraudulent statements they relied on in purchasing NationsMart stock"); Van Wagoner, 2004 WL 2623972, at *9-10 (plaintiffs made "no specific allegations that they read the annual reports or registration statements" that they challenged); In re Sahlen & Assocs., Inc. Sec. Litig., 773 F. Supp. at 353, 358; Eckstein, 740 F. Supp. at 576,

583; see also In re Visual Networks, Inc. Sec. Litig., 217 F. Supp. 2d 662, 665 (D. Md. 2002). A plaintiff's failure to establish justifiable reliance "is necessarily fatal to a securities fraud claim." Banca Cremi, S.A. v. Alex. Brown & Sons, Inc., 132 F.3d 1017, 1028 (4th Cir. 1997); see also Central Bank of Denver, N.A. v. First Interstate Bank of Denver, N.A., 511 U.S. 164, 180 (1994).

In these Complaints, plaintiffs either make no allegations related to individual reliance, see, e.g., Alger Compl.; Alliance Compl., or allege that they purchased fund shares "in ignorance of the facts [sic] that market prices of the shares were distorted, and relying directly or indirectly on the false and misleading statements made in the Prospectuses." Putnam Compl. ¶ 143. Neither strategy complies with Rule 9(b) or Rule 12(b)(6). Compare id. with Eckstein v. Balcor Film Investors, 740 F. Supp. 572, 576, 583 (E.D. Wisc. 1990) (dismissing Section 10(b) claim with near-verbatim reliance allegations for failure sufficiently to plead actual reliance). Plaintiffs' reference to "indirect" reliance appears to be an allusion to the fraud-on-the-market presumption. Of course, that presumption does not apply in this case, see Van Wagoner, 2004 WL 2623972, at *10 (citing Young v. Nationwide Life Ins. Co., 183 F.R.D. 502, 510 (S.D. Tex. 1998)), and plaintiffs' suggestion that it does demonstrates their fundamental misunderstanding of how open-end mutual funds are priced.

3. Failure To Plead Misrepresentations And Omissions

a. Because There Was No Duty To Disclose Market Timing Policies, Plaintiffs State No Claim Against The Mutual Fund Complexes That Made No Disclosure About Market Timing

Several of the fund prospectuses that plaintiffs challenge as false or misleading say nothing about market timing, and contain no language with respect to limitations on trading activity. Because none of the Fund Defendants had any duty to disclose market timing policies

(or their absence), plaintiffs cannot state a claim under Section 10(b) without identifying a false or misleading statement addressing market timing.

Silence, absent a duty to disclose, is not actionable under Section 10(b). Basic, 485 U.S. at 239 n.17. Thus, unless the omission of facts makes statements that are made materially misleading, or unless disclosure is required by a regulation or statute, the failure to speak gives rise to no claim. See id. at 238; Oran v. Stafford, 226 F.3d 275, 285-86 (3d Cir. 2000). Neither is there any duty to disclose something when it is already public and common knowledge. See Klein v. Gen. Nutrition Cos., 186 F.3d 338, 343 (3d Cir. 1999) (holding no duty to disclose information that was public knowledge, because "[f]ederal securities laws do not require a company to state the obvious"). The fact that something is material does not mean that it need be disclosed. See Shaw, 82 F.3d at 1202 ("the mere possession of material nonpublic information does not create a duty to disclose it."); In re Cryomedical Scis., Inc. Sec. Litig., 884 F. Supp. 1001, 1012 (D. Md. 1995) (citing In re Time Warner, Inc. Sec. Litig. v. Ross, 9 F.3d 259, 267 (2d Cir. 1993)).

Plaintiffs have not identified any regulation or statute that, during the relevant period, required disclosures concerning market timing. The information required to be disclosed in a mutual fund registration statement or prospectus is specifically set forth in SEC Form N-1A. During the class period (November 1, 1998–September 3, 2003), no portion of Form N-1A required the disclosure of market timing arrangements.[12] This is consistent with the fact that market timing was and is neither *per se* fraudulent nor illegal.

In sum, because there was no duty to disclose market timing policies, plaintiffs state no claim against the mutual fund complexes that made no disclosure about market timing.

[12] It was not until May 28, 2004 – well after the Complaints were filed – that for the first time the SEC implemented new regulations concerning market timing activities. See Disclosure Regarding Market Timing and Selective Disclosure of Portfolio Holdings, SEC Release No. 33-8408 (6/28/04).

Plaintiffs' allegations about the prospectuses that did address market timing are addressed in the supplemental memoranda.

b. Plaintiffs Have Failed To Allege The Materiality And Falsity Of The Challenged Disclosures Concerning Market Timing

Plaintiffs' Exchange Act claims challenge the same statements that form the basis for their (inadequate) claims under the Securities Act. See supra at 11-18. Plaintiffs' failure to plead the materiality of those market timing disclosures also requires dismissal of their claims under Section 10(b). See Gasner, 103 F.3d at 356 (applying uniform materiality standard to both Securities Act and Exchange Act claims). Plaintiffs similarly fail to plead the falsity of the market timing disclosures because, as also noted supra, they do not specify which fund(s) they purchased, when, or whether the fund(s) was one that was market-timed. Plaintiffs' failure to plead materiality and falsity is particularly conspicuous here, because to state a claim under Section 10(b) they needed to do so with particularity. See 15 U.S.C. §§ 78u-4(b)(1)-(2).

4. Plaintiffs Cannot Sue Defendants For Statements That They Are Not Alleged To Have Made

Plaintiffs have sued a host of defendants under Section 10(b). In order to do so, they must show that *each* defendant is responsible for having made a misleading statement. As noted earlier, several courts in this Circuit have held that the so-called "group pleading" presumption is inconsistent with the particularity requirements of Rule 9(b). See supra at 6. There can be no presumption that a person who apparently maintained his silence in fact was responsible for making a false statement. In Central Bank, the Supreme Court rejected the notion of aiding and abetting liability under Section 10(b). 511 U.S. at 177; see Gariety v. Grant Thornton, LLP, 368 F.3d 356, 369 (4th Cir. 2004). Thus, absent particular facts tying a defendant to a particular statement, there can be no claim under Section 10(b). See In re Royal Ahold, 351 F. Supp. 2d at 371 (rejecting "non-speaker" aiding and abetting liability under Central Bank and requiring that

to state claim under Section 10(b), defendant must "be alleged to have made a misrepresentation, which he knew or should have known would be communicated to investors").[13]

In their supplemental memoranda, the defendants will further address this defect of the Complaints as it applies to many of the named defendants.

5. Plaintiffs Have Failed To Plead Scienter

The term "scienter" refers to "a mental state embracing intent to deceive, manipulate, or defraud." Ernst & Ernst v. Hochfelder, 425 U.S. 185, 193 n.12 (1976); Ottman, 353 F.3d at 343. To state a claim under Section 10(b), plaintiffs must allege with particularity facts giving rise to a strong inference of scienter. Phillips, 190 F.3d at 620. In determining what constitutes a "strong inference of scienter," the Fourth Circuit requires a "case-specific analysis." Ottman, 353 F.3d at 345. This does not rule out consideration of whether a particular defendant had the motive and opportunity to commit fraud, but makes clear that "the weight accorded to those facts should depend on the circumstances of" the particular case. Id. at 345-46.

The supplemental memoranda will address the scienter allegations made with respect to particular defendants, but all of the Complaints are defective in at least two respects. First, plaintiffs fail to provide an adequate factual basis for a strong inference that *each* defendant acted with scienter, and improperly suggest that a so-called "group pleading" presumption

[13] Plaintiffs' boilerplate allegations regarding a "device, scheme, or artifice to defraud" or "act, practice, or course of business to defraud," see, e.g., MFS Compl. ¶¶ 243-45, do not alter the permissible scope of their claim under Section 10(b). Because market timing is not itself illegal, and defendants had no duty to make any disclosure at all concerning market timing, see supra at 21-23, plaintiffs' *only* available Section 10(b) claim is that when the various Fund Defendants made voluntary disclosures concerning market timing, such disclosures contained false or misleading statements or omissions. Characterizing a supposedly false statement, or a series of them, as a scheme or practice is legally meaningless. Lentell v. Merrill Lynch & Co., 396 F.3d 161, 177 (2d Cir. 2005) (holding that "where the sole basis for such claims is alleged misrepresentations or omissions, plaintiffs have not made out a market manipulation claim under Rule 10b-5(a) and (c)"). Such artful pleading does nothing to alter the settled rule that liability for a false or misleading statement or omission is limited to those who made the statement (or those to whom it is attributable), and not those who aided or abetted the misstatement or omission in some fashion. See Central Bank, 511 U.S. at 176-77; Shapiro v. Cantor, 123 F.3d 717, 720 (2d Cir. 1997) ("[a]nything short" of making a false statement "is merely aiding and abetting, and no matter how substantial that aid may be, it is not enough to trigger liability under § 10(b)").

relieves them of their obligation to plead scienter as to each defendant. Second, plaintiffs seek to rely on generic allegations of motive to commit fraud that are inadequate as a matter of law.

a. Plaintiffs Fail To Set Forth A Strong Inference Of Scienter As To Each Defendant

None of the Complaints even attempts to set forth a strong inference of scienter as to each defendant. The Reform Act states, however, that in

> any private action arising under this chapter in which the plaintiff may recover money damages only on proof that the defendant acted with a particular state of mind, the complaint shall, with respect to each act or omission alleged to violate this chapter, state with particularity facts giving rise to a strong inference that the defendant acted with the required state of mind.

15 U.S.C. § 78u-4(b)(2). Thus, the Reform Act (and also Rule 9(b), see supra at 6) plainly requires that plaintiffs plead a particularized factual basis that *each* defendant is culpable, and precludes attribution of knowledge or intent from one defendant to another.

As noted above, the so-called "group pleading" presumption does not assist plaintiffs in tying defendants to allegedly misleading statements. See In re Royal Ahold, 351 F. Supp. 2d at 371; supra at 7. Moreover, it is entirely irrelevant to pleading scienter. Even courts that tolerate group pleading do not accord it any weight in evaluating the sufficiency of plaintiffs' scienter allegations, and limit its application to the identification of those persons responsible for having made a particular statement. See, e.g., D.E. & J Ltd. P'ship, 284 F. Supp. 2d 719, 742 (E.D. Mich. 2003) ("even assuming *arguendo* that the group pleading ... doctrine survived the passage of the PSLRA, those courts that have continued to apply the group pleading doctrine have held that scienter must be pled separately as to *each* defendant") (citing cases). That is, even if the idea of collective responsibility for the publication of certain kinds of statements alleged to be false has any vitality in this Circuit, it is irrelevant to pleading scienter. Id.

This means, for example, that the fact that someone signed an allegedly misleading SEC filing does not establish scienter for pleading purposes. See In re Royal Ahold, 351 F. Supp. 2d at 384-85 (dismissing claims against signatory to SEC filing for failure to plead scienter adequately). Thus, the Section 10(b) claims must be dismissed because plaintiffs have failed to plead facts demonstrating each defendant's responsibility for having made a materially false statement, much less having done so with scienter.

b. Plaintiffs Cannot Plead Scienter With Generic Motive Allegations

Plaintiffs also allege that the Fund Defendants were motivated to mislead investors by the desire to "increase ... the amount of assets under management, and thereby ... receive increased management fees, brokerage commissions, and other fees ..." Alger Compl. ¶ 149; see also Strong Compl. ¶¶ 119-22; Invesco Compl. ¶¶ 157-69. This kind of generic allegation, which could be imputed to anyone, is insufficient as a matter of law to plead scienter. Chill v. Gen. Elec. Co., 101 F.3d 263, 268 (2d Cir. 1996) ("such a generalized motive, one which could be imputed to any publicly-owned, for-profit endeavor, is not sufficiently concrete for purposes of inferring scienter"). Instead, in order to demonstrate motive, a plaintiff must show "'concrete benefits that could be realized by one or more of the false statements and wrongful nondisclosures alleged.'" Phillips, 190 F.3d at 621 (quoting Shields v. Citytrust Bancorp., Inc., 25 F.3d 1124, 1130 (2d Cir. 1994)).

This means that plaintiffs must show that each defendant was motivated to obtain benefits for himself other than those that all business people have the desire and means to achieve. Thus, assertions that a corporate officer or director committed fraud in order to "retain his position with its attendant salary, or realize gains on company stock" are too vague to support the conclusion that a particular defendant had an intent to deceive. Id. at 623. All business

people and entities are motivated by profit. Something more is necessary to distinguish the motives of an alleged fraudulent actor from those shared by everyone; otherwise, the requirement of particularized pleading of scienter would be rendered a nullity. See id.; Fidel v. Farley, 392 F.3d 220, 232-33 (6th Cir. 2004) (rejecting scienter allegation based on outside auditor's motive to keep client because auditor "would always be motivated to maintain positive relations with a current client, and there is no indication that its motive to retain Fruit of the Loom as a client was any different than its general motive to retain business"); PR Diamonds, Inc. v. Chandler, 364 F.3d 671, 690 (6th Cir. 2004) (observing that courts "distinguish motives common to corporations and executives generally from motives to commit fraud"); GSC Partners CDO Fund v. Washington, 368 F.3d 228, 238 (3d Cir. 2004) (holding that underwriter defendant's desire to generate fees was too generic to give rise to inference of scienter); In re Royal Ahold, 351 F. Supp. 2d at 369 n.19 ("While motive may be a good indication of scienter, simply alleging a defendant's desire to protect his job and compensation is not sufficient, because these motives may be seen as common to all corporate executives").[14]

6. Plaintiffs Fail To Plead Causation

To state a claim under Section 10(b), "the plaintiff must show both '*loss causation* – that the misrepresentations or omissions caused the economic harm – and *transaction causation* – that the violations in question caused the [plaintiff] to engage in the transaction in question.'" Gasner, 103 F.3d at 360 (emphasis in original) (citations omitted). Plaintiffs do not plead either one.

a. Plaintiffs' Failure To Plead Reliance Forecloses "Transaction Causation"

[14] Indeed, plaintiffs fail to explain how such generic motives could possibly support a strong inference of scienter as to the registrant/issuer or trustee defendants, because the Complaints do not allege that such defendants received increased management fees or other compensation based on any increases in assets under management.

To plead transaction causation, plaintiffs must allege that "but for" the alleged misrepresentation and omission they would not have entered into the detrimental securities transaction. See id. This is not a fraud-on-the-market case. Thus, the plaintiffs must plead actual reliance on a particular false or misleading statement. See supra at 6. Plaintiffs have not done so. Id. Plaintiffs do not assert that they actually relied on the prospectus language that they say is misleading. Indeed, plaintiffs have not alleged that they even bought "pursuant to" any particular prospectus, let alone that they relied on the language they now contend rendered such a document misleading. See supra at 13; Van Wagoner, 2004 WL 2623972 at *9. Thus, they have not pleaded transaction causation.[15]

b. Plaintiffs Have Failed to Plead Loss Causation

Plaintiffs also fail to allege loss causation adequately. Plaintiffs must plead facts showing that the alleged misrepresentations or omissions in the prospectus were a direct and "substantial cause" of their loss. See Miller v. Asensio & Co., Inc., 364 F.3d 223, 232 (4th Cir. 2004) (loss causation requires that "alleged misrepresentations were a substantial cause of the inflation in the price of a security and in its subsequent decline in value") (quotation and citation omitted); Semerenko v. Cendant Corp., 223 F.3d 165, 186-87 (3d Cir. 2000); Gasner, 103 F.3d at 360.

Moreover, the loss must be of a sort that Section 10(b) was intended to remedy. Section 10(b) "protects 'investors against manipulation of stock prices.'" Miller, 364 F.3d at 227 (quoting Basic, 485 U.S. at 230). Because Section 10(b) allows "some fraud to go unremedied under the federal securities laws," Blue Chip, 421 U.S. at 760-61 (Powell, J., concurring), it is not enough for plaintiffs to plead that an alleged fraud somehow caused harm to securities they

[15] Plaintiffs -- who fail entirely to plead that they actually read, relied on, and decided to invest in a mutual fund based on an allegedly misleading prospectus -- cannot plead transaction causation by asserting that they paid prices "that they would not have paid had they known of the unlawful conduct alleged herein." See, e.g., MFS Compl. ¶ 243. Those assertions have no logical tether to the notion of justifiable reliance, and neither satisfy the notice pleading standard under Rule 8 nor the Reform Act's particularity requirement. See Fare Deals, Ltd. v. World Choice Travel.com, Inc., 180 F. Supp. 2d 678 (D. Md. 2001).

held. The private claims permitted under Section 10(b) are only those "directed toward injury suffered in connection with the purchase or sale." See Blue Chip, 421 U.S. at 733. Harm that first occurs only after the purchase, and during a purchaser's holding period, cannot be seen as price manipulation and is too attenuated to be considered injury suffered in connection with a purchase or sale. Thus, it may not be recovered under Section 10(b).

Plaintiffs generally plead loss causation by at least alleging that the price they paid for a security was inflated by an alleged misrepresentation or omission at the point of sale.[16] The courts typically require more. See, e.g., Miller, 364 F.3d at 227, 232; In re PEC Solutions, Inc. Sec. Litig., No. 03-CV-331, 2004 WL 1854202 at *11 (E.D. Va. May 25, 2004) ("to establish loss causation for a securities fraud claim, the plaintiff must allege: (1) that he or she purchased a security at market price that was artificially inflated due to a fraudulent misrepresentation and (2) that the artificial inflation was actually lost due to the alleged fraud") (citation omitted); PPM Am., Inc., 875 F. Supp. at 303 ("A defrauded buyer's loss must be measured at the time of the purchase. Plaintiffs in this case were therefore required to prove that defendants' alleged omissions and misrepresentations artificially 'inflated' the market price of Marriott bonds over and above the 'true' or 'real' value of the bonds at the time of the purchases of the bonds by plaintiffs.") (emphasis omitted).

Some of the plaintiffs try (and fail) to plead loss causation in this manner. They allege that "the market price of [the funds'] securities were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein." See,

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[16] Presently pending before the United States Supreme Court is an appeal from Broudo v. Dura Pharm., Inc., 339 F.3d. 933 (9th Cir. 2003). There, the question is whether plaintiffs may allege loss causation by pleading price inflation at point of sale (as plaintiffs contend) or whether it is also necessary to plead price deflation upon correction of the allegedly misleading statement (as defendants contend). That question is irrelevant to this motion because, regardless of how resolved, all the parties in that case agree that plaintiffs must show that the purchase price they paid was inflated. See id.; Respondent's Br. at 22 (Plaintiff-Respondent conceding defendants can be "liable only for the initial *inflation* caused by a material misrepresentation or omission").

e.g., Federated Compl. ¶ 195; MFS Compl ¶ 248; Pilgrim Compl. ¶ 188; Scudder Compl. ¶ 189. Plaintiffs' conclusion that there was price distortion does not state a claim. See Fare Deals, Ltd. v. World Choice Travel.com, Inc., 180 F. Supp. at 683 (dismissing claim where, as here, it was based on nothing more than "bald allegation[s]" and "conclusory legal terms") (citation omitted). Moreover, this conclusion is rebutted by other allegations in the Complaints.[17]

Unlike shares traded on efficient markets based upon expectations of future value, mutual funds trade at net asset values that take no account of how the funds will be managed (including whether there will be market timing). See supra at 4. In other words, the purchase price of mutual fund shares is not inflated by the manner in which the funds will be managed in the future. Compare Basic, 485 U.S. at 243-45 (describing efficient market pricing in fraud-on-the-market cases) with Van Wagoner, 2004 WL 2623972, at *10 (mutual fund share prices determined by underlying net asset value). Plaintiffs cannot square these facts with the requirements for a private action under Section 10(b). They cannot plead price inflation, and in light of their concession that the price they paid for each fund share was equal to the NAV for that share on the date of purchase (which they admit was calculated in accordance with SEC rules), it is plain that they assert no facts supporting their allegation of purchase price distortion.[18] See Eastern Shore Markets, 213 F.3d at 180 (rejecting "unwarranted inferences, unreasonable conclusions, or arguments"). Plaintiffs amplify their failure to plead price inflation or any other injury sustained "in connection with" their purchase of mutual fund shares by acknowledging that whatever harm they claim occurred arose only *after* they purchased their

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17 Allegations that a prospectus "did not reflect the risks and costs" of market timing could not support loss causation in any event because "any harm caused by deprivation of information during the decision-making process is subsumed in the *transaction causation* inquiry." See Morris v. Wachovia Sec., Inc., 277 F. Supp. 2d 622, 633 n.7 (E.D. Va. 2003) (emphasis supplied).

18 See, e.g., MFS Compl. ¶¶ 84, 87 (alleging that under SEC Rule 22c-1, fund share price is set "by determining the NAV of the fund (the value of assets less liabilities), and then dividing that amount by the number of shares outstanding"); Putnam Compl. ¶ 63; Scudder Compl. ¶ 85.

shares. They allege that *after* they purchased their shares (when they were holders), market timing harmed long term investors by "eat[ing] away at returns" and possibly "lead[ing] to realization of taxable capital gains . . . which impose costs" on investors. See, e.g., MFS Compl. at ¶ 180. This, however, is not injury suffered in connection with the purchase or sale of their shares. See Blue Chip, 421 U.S. at 756; Miller, 364 F.3d at 231 (loss causation requirement "mirror[s] the balance" struck by Blue Chip).

Because plaintiffs indisputably received fair value at the time they purchased their shares (having paid NAV accurately calculated), *any* losses they sustained while holding those shares could not possibly have been "in connection with" their purchase. Cf. 15 U.S.C. §§ 78j(b); 78u-4(b)(4). Plaintiffs' quarrel is with the manner in which defendants managed the Funds, not that they purchased shares at inflated prices that subsequently deflated. This cannot be the basis for a claim under Section 10(b).

C. Plaintiffs' Investment Company Act Claims Are Defective

1. No Private Right Of Action Exists Under Sections 34(b) Or 36(a) Of The Investment Company Act

There is no private right of action for plaintiffs to pursue under Sections 34(b) or 36(a) of the ICA.[19] 15 U.S.C. §§ 80a-33(b), 80a-35(a). Section 36(a) authorizes the "Commission," i.e., the SEC, to bring an action for "breach of fiduciary duty involving personal misconduct" with respect to investment companies. 15 U.S.C. § 80a-35(a). Section 36(a) does not grant any express causes of action to private civil litigants. Id. Section 34(b) makes it unlawful for any person to make a false or misleading statement or omission in certain filings and records, but, like Section 36(a), grants no express private right of action. See 15 U.S.C. § 80a-33(b).

[19] Pursuant to the Court's order of February 23, 2005, no briefing at this time is required concerning whether the ICA claims are by nature derivative or direct, and defendants' right to address this analysis if there is any private right of action under these statutes is reserved.

Therefore, for plaintiffs to have an actionable claim under these sections, this Court must find that an implied private right of action exists. Recent Supreme Court authority precludes such a finding.

a. Recent Legal Precedent

The Supreme Court has held that, in deciding whether an implied right of action exists, "what must ultimately be determined is whether Congress intended to create the private remedy asserted." Transamerica Mortgage Advisors, Inc. v. Lewis, 444 U.S. 11, 15-16 (1979) (holding that no implied private right of action for damages exists under Section 206 of the IAA).[20] In Alexander v. Sandoval, the Supreme Court recently explained:

> The judicial task is to interpret the statute Congress has passed to determine whether it displays an intent to create not just a private right but also a private remedy. . . . Statutory intent on this latter point is determinative. Without it, a cause of action does not exist and courts may not create one, no matter how desirable that might be as a policy matter, or how compatible with the statute.

532 U.S. 275, 286-87 (2001) (internal citations omitted) (finding that no implied right of action exists to enforce disparate-impact regulations promulgated under the Civil Rights Act of 1964); accord Gonzaga Univ. v. Doe, 536 U.S. 273, 283-86 (2002) (no private right of action in absence of clear and convincing congressional intent evidenced in text and structure of statute).

Applying these principles, the Second Circuit found that no private right of action exists under Sections 26(f) and 27(i) of the ICA. Olmsted v. Pruco Life Ins. Co. of New Jersey, 283 F.3d 429, 436 (2d Cir. 2002).[21] Adhering to the Supreme Court's rationale in Sandoval that

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[20] Accord Touche Ross & Co. v. Redington, 442 U.S. 560, 571 (1979) (no implied private right of action under Section 17(a) of Exchange Act); see also Central Bank, 511 U.S. 164 (no implied private right of action for aiding and abetting violations of SEC Rule 10b-5).

[21] Sections 26(f) and 27(i) provide that "[i]t shall be unlawful" to sell variable insurance contracts "unless the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company." 15 U.S.C. § 80a-26(f)(2)(A); see 15 U.S.C. § 80a-27(i)(2). Between the time of the district court's decision in Olmsted and the Second Circuit's affirmance, a new subsection (b) was added to Section 26, so what the district court's opinion referred to as Section 26(e) had become 26(f). For clarity, it is referred to throughout as Section 26(f).

congressional intent to create a right of action is "determinative," the Second Circuit stated that "[a] court must 'begin [its] search for Congress's intent with the text and structure' of the statute, and cannot ordinarily conclude that Congress intended to create a right of action when none was explicitly provided." Id. at 432 (citation omitted). Because "[n]o provision of the ICA explicitly provides for a private right of action for violations of either § 26(f) or § 27(i)," the Second Circuit concluded that "we must presume that Congress did not intend one." Id. The Second Circuit found this presumption was "strengthened" by the fact that Sections 26(f) and 27(i) "do not contain rights-creating language." Id. Rather,

> [t]he language of these sections only describes actions by insurance companies that are prohibited; it does not mention investors such as the plaintiffs. "Statutes that focus on the person regulated rather than the individuals protected create 'no implication of an intent to confer rights on a particular class of persons.'"

Id. at 433 (quoting Sandoval, 532 U.S. at 289) (internal citations omitted).

Another factor the Supreme Court held to be important in determining congressional intent is whether Congress enacted express private civil remedies in other sections of the legislation at issue. See, e.g., Transamerica Mortgage, 444 U.S. at 19 ("where a statute expressly provides a particular remedy or remedies, a court must be chary of reading others into it"). Thus, in Olmsted, the Second Circuit found it compelling that Congress had created an express right of action to challenge excessive management fees charged by mutual fund advisers under Section 36(b) of the ICA:

> Congress's explicit provision of a private right of action to enforce one section of a statute suggests that omission of an explicit private right to enforce other sections was intentional.

Olmsted, 283 F.3d at 433. The Second Circuit concluded that when Congress wanted to create a private damage remedy under the ICA, "it knew how to do so." Id. (quotations omitted). The

Second Circuit also noted that Section 42 of the ICA already provides for enforcement of all ICA provisions by the SEC, but *not* by private litigants. Id. The Second Circuit therefore concluded that the ICA's text "creates a strong presumption that Congress did not intend to create private rights of action for violations of §§ 26(f) and 27(i)," and affirmed the district court's opinion. Id.

b. Courts Refuse To Imply Private Rights Of Action Under Sections 34(b) And 36(a)

Applying the Second Circuit's rationale in Olmsted, numerous district courts have refused to find implied private rights of action under various sections of the ICA – including Sections 34(b) and 36(a). In a case directly on point, the United States District Court for the Eastern District of New York recently held that "when Olmsted and Sandoval are applied to ICA § 36(a), it is evident that the provision does not give rise to a private right of action." Chamberlain v. Aberdeen Asset Mgmt. Ltd., No. 02-5870, 2005 WL 195520, at *4 (E.D.N.Y. Jan. 21, 2005). The court in Chamberlain stated that since the text of Section 36(a) did not provide for a private right of action, "a court must presume that Congress did not intend to create one," and found that the statute contained no language creating rights for investors. Id. at *2. Similarly, numerous district courts have applied Olmsted and refused to find the existence of an implied private right of action under Sections 34(b). See, e.g., In re Merrill Lynch & Co., Inc. Research Reports Sec. Litig. ("Merrill Lynch Research Reports"), 272 F. Supp. 2d 243, 255-59 (S.D.N.Y. 2003); White v. Heartland High-Yield Mun. Bond Fund, 237 F. Supp. 2d 982, 987-88 (E.D. Wis. 2002); Dorchester Investors v. Peak Int'l Ltd., 134 F. Supp. 2d 569, 581 (S.D.N.Y. 2001).

As Olmsted, Chamberlain, and Merrill Lynch Research Reports make clear, the starting point for an implied rights analysis is the language of the statute itself. The language of

Section 36(a) does not support the existence of an implied private right of action.[22] Instead, the text of Section 36(a) provides only for a right of action by the SEC – not private plaintiffs. Thus, the Second Circuit's observation in Olmsted, 283 F.3d at 433, that Section 42 of the ICA already provides for enforcement of all ICA provisions by the SEC, but not by private litigants, applies with even greater force to Section 36(a) (which explicitly spells out the SEC's – but not private litigants' – rights). Olmsted also forecloses the recognition of a private cause of action under Section 34(b), which provides no express right of action.[23] Thus, plaintiffs can point to no evidence of congressional intent to imply a private right of action.

The Olmsted, Chamberlain, and Merrill Lynch Research Reports courts found it compelling that Congress had created an express right of action to challenge excessive management fees charged by mutual fund advisers under Section 36(b) of the ICA. Here, it is particularly compelling because Sections 36(b) and 36(a) are different subparts *of the same statutory section.* When Congress amended Section 36 in 1970, it created two subsections relating to the fiduciary duties of investment advisers. See Amendments to Investment Company Act of 1940, Pub. L. No. 91-547, 84 Stat. 1413 (1970). Section 36(b) *expressly* grants mutual fund shareholders the right to bring an action in federal court to recover excessive fees charged

22 Section 36(a) states in relevant part: "*The Commission* is authorized to bring an action in the proper district court of the United States, ... alleging that a person serving or acting in one or more of the following capacities has engaged within five years of the commencement of the action or is about to engage in any act or practice constituting a breach of fiduciary duty involving personal misconduct in respect of any registered investment company for which such person so serves or acts ... (1) as officer, director, member of any advisory board, investment adviser, or depositor ..." 15 U.S.C. § 80a-35(a) (emphasis added).

23 Section 34(b) states: "It shall be unlawful for any person to make any untrue statement of a material fact in any registration statement, application, report, account, record, or other document filed or transmitted pursuant to this subchapter or the keeping of which is required pursuant to section 80a-30(a) of this title. It shall be unlawful for any person so filing, transmitting, or keeping any such document to omit to state therein any fact necessary in order to prevent the statements made therein, in the light of the circumstances under which they were made, from being materially misleading. For the purposes of this subsection, any part of any such document which is signed or certified by an accountant or auditor in his capacity as such shall be deemed to be made, filed, transmitted, or kept by such accountant or auditor, as well as by the person filing, transmitting, or keeping the complete document." 15 U.S.C. § 80a-33(b).

to an investment company by its investment adviser. 15 U.S.C. § 80a-35(b). By contrast, in Section 36(a), Congress expressly stated that only "[t]he Commission is authorized to bring an action in the proper district court ... alleging ... a breach of fiduciary duty involving personal misconduct." 15 U.S.C. § 80a-35(a). The fact that Congress simultaneously enacted a different fiduciary duty provision granting an express private right of action under subsection (b) – without extending the same remedy to subsection (a) within the very same statutory section – confirms that Congress did not intend a private remedy for Section 36(a). Accordingly, "if Congress wished to create a private right of action for violations of Section 36(a), it could have done so, as it did for Section 36(b)." Chamberlain, 2005 WL 195520, at *3. Similarly, "Congress had the opportunity to create a private cause of action under Section 34(b) in 1970 when it amended Section 36(b) to include such a right, but chose to forego such an addition." Merrill Lynch Research Reports, 272 F. Supp. 2d at 258; see also BFP v. Resolution Trust Corp., 511 U.S. 531, 537 (1994) ("'[I]t is generally presumed that Congress acts intentionally and purposely when it includes particular language in one section of a statute but omits it in another'") (quoting Chicago v. Envtl. Def. Fund, 511 U.S. 328 (1994)). This Court, too, should hold that no private right of action exists under Sections 34(b) and 36(a).[24]

2. Investment Companies Are Not Proper Defendants Under Section 36(a) Of The Investment Company Act

[24] The Chamberlain court noted that, prior to Olmsted, a number of courts had found implied rights of action under Section 36(a) and other sections of the ICA. Chamberlain, 2005 WL 195520, at *4. In Olmsted, however, the court noted that those decisions were inconsistent with the analysis now mandated by the Supreme Court: "Past decisions reflecting judicial willingness to 'make effective [statutory] purpose' in the context of implied rights of action belong to an *ancien regime*.'" Olmsted, 283 F.3d at 434 (quoting Sandoval, 532 U.S. at 287 (internal quotation marks omitted)). Chamberlain held that because Olmsted found the previous Section 36(a) cases to be part of the *ancien regime*, "this Court is no longer bound to follow [them]." Chamberlain, 2005 WL 195520, at *4; see also meVC Draper Fisher Jurvetson Fund I, Inc. v. Millennium Partners, L.P., 260 F. Supp. 2d 616, 621-25 (S.D.N.Y. 2003) (after examining Section 12(d)(1)(A) of the ICA in light of Olmsted, holding that no private right of action exists despite previous decisions to the contrary). Likewise, courts in three different cases recently applied Olmsted and held that no private right of action exists under Section 34(b), despite the fact that previous courts had found a private right of action under that section. See Merrill Lynch Research Reports, 272 F. Supp. 2d at 255-59; White, 237 F. Supp. 2d at 987; Dorchester Investors, 134 F. Supp. 2d at 581. Prior decisions of the "*ancien regime*" therefore lend no support to plaintiffs' Sections 36(a) and 34(b) claims.

The Section 36(a) claims asserted against investment companies must be dismissed in any event because investment companies do not serve in any capacity covered by that section. Section 36(a) provides that the Commission may bring an action "alleging that a person *serving or acting in one or more of the following capacities* has engaged ... [in] a breach of fiduciary duty involving personal misconduct in respect of any registered investment company for which such person so serves or acts." 15 U.S.C. § 80a-35(a) (emphasis added). Thus, Section 36(a) addresses certain *persons* who act for investment companies, not the companies themselves.[25]

3. Plaintiffs Fail To State A Claim Under Section 36(b) Of The Investment Company Act

Plaintiffs also fail in their attempt to shoehorn market timing allegations into a claim for breach of fiduciary duty "with respect to the receipt of compensation" in violation of Section 36(b) of the ICA, 15 U.S.C. § 80a-35(b). This claim is defective because Section 36(b) is not broad enough to address plaintiffs' market timing claims, and for the reasons set forth in the Omnibus Memorandum of Law in Support of the Fund Defendants' Motion to Dismiss Plaintiffs' Consolidated Amended Fund Derivative Complaints ("Omnibus Fund Derivative Brief"), which is adopted and incorporated by reference herein.

In a number of the Complaints, plaintiffs assert claims under Section 36(b) against Fund directors and trustees as well as the Funds themselves. See, e.g., One Group Complaint, ¶¶ 174-78; Scudder Complaint ¶¶ 209-13. For the additional reasons set forth below, Section 36(b) does not authorize claims against any of these parties.[26] Specifically, Section 36(b) provides, in relevant part, that "the investment adviser of a registered investment company shall be deemed to

[25] Those capacities are: (1) as "officer, director, member of any advisory board, investment adviser, or depositor; or (2) as principal underwriter, if such registered company is an open-end company, unit investment trust, or face-amount certificate company." 15 U.S.C. § 80a-35(a).

[26] For the purposes of this section, the term "directors" will apply equally to directors and trustees of investment companies.

have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by such registered investment company or by the security holders thereof, *to such investment adviser or any affiliated person of such investment adviser.*" 15 U.S.C. § 80a-35(b) (emphasis added). Section 36(b)(3) further states that "[n]o such action shall be brought or maintained against any person other than the recipient of such compensation or payments." Id.

The text of Section 36(b) therefore allows actions only against recipients of compensation paid to an investment adviser or its affiliates. Thus, persons and entities *not* affiliated with investment advisers are *not* proper defendants in Section 36(b) actions. See Daily Income Fund, Inc. v. Fox, 464 U.S. 523, 535 (1984) (Section 36(b) allows an action to be brought "*against the adviser and other affiliated parties*") (emphasis added); Migdal, 248 F.3d at 326 (Section 36(b) "provides a private cause of action to a mutual fund investor, *against the fund's investment adviser*, 'for breach of fiduciary duty in respect of such compensation' paid to the investment adviser") (emphasis added).

Independent directors of a mutual fund cannot be sued under Section 36(b) because, by definition, they are neither "investment advisers" nor "affiliates" of investment advisers. See Migdal, 248 F.3d at 329 ("'Disinterested' directors are, inter alia, those directors who are not 'affiliated' with the fund's investment adviser") (citing 15 U.S.C. §§ 80a-2(a)(19) & 80-2(a)(3)). Moreover, as to all Fund directors, the Complaints do not allege (nor could they) that they were paid fees for "performing the functions of an investment adviser" or in lieu of investment advisory fees paid directly to the adviser. See 15 U.S.C. § 80a-35(c).[27]

Section 36(b) also does not entitle plaintiffs to sue the Funds themselves. To the contrary, the statute focuses on the investment adviser's fiduciary duty "with respect to the

[27] See also S. Rep. No. 91-184, 91st Cong. (1969), reprinted in 1970 U.S.C.C.A.N. 4897, 4910-11 ("This provision affords a remedy if the investment adviser should try to evade liability by arranging for payments to be made not to the adviser itself but to an affiliated person of the adviser.").

receipt of compensation . . . *paid by such registered investment company.*" 15 U.S.C. § 80a-35(b) (emphasis added). It authorizes suit "by the Commission, or by a security holder of such registered investment company *on behalf of such company*" against the adviser. Id. (emphasis added). It is therefore plain that no claim lies against the investment company itself.

For all the foregoing reasons, and those set forth in the Omnibus Fund Derivative Brief, all claims asserted under Section 36(b) in the Complaints must be dismissed.

D. The Complaints Fail To State A Claim For Control Person Liability

1. Plaintiffs Have Failed To State Claims For Primary Violations Of The Securities Laws

Plaintiffs also assert claims for control person liability under Section 15 of the Securities Act, Section 20(a) of the Exchange Act and Section 48(a) of the ICA. See, e.g., Alliance Compl. ¶¶ 221-26, 235-40, 256-60. None of those sections provides an independent basis for liability; rather, they impose liability on those who "controlled" any person liable for a primary violation of the relevant Acts. See 15 U.S.C. §§ 77o, 78t(a), 80a-47(a). Because plaintiffs have failed to state a claim against any defendant for a primary violation of the federal securities laws, their claims for control person liability necessarily fail. See, e.g., In re Royal Ahold, 351 F. Supp. 2d at 410 ("The plaintiffs ... have failed to state a claim under § 11 or § 12(a)(2) and as a result, the plaintiffs have also failed to state a claim under § 15"); Merrill Lynch Research Reports, 272 F. Supp. 2d at 264 (dismissing claims arising from Section 15 of the Securities Act, Section 20 of the Exchange Act, and Section 48(a) of the ICA because such claims must "necessarily fail" where "plaintiff has failed to state a claim against the defendants for a primary violation of the federal securities law"); In re e.spire Communications, Inc. Sec. Litig., 127 F. Supp. 2d at 750 ("plaintiff's failure to state a proper claim for a primary securities fraud violation precludes a finding of control person liability" under Section 20(a)).

2. Plaintiffs Have Failed Adequately To Allege The "Control" Of The Defendants

Plaintiffs' control person claims must be dismissed for the additional reason that their boilerplate allegations of "control" are deficient. The control person provisions of the federal securities laws are not "catch-all" provisions that allow plaintiffs to smuggle into their complaints otherwise impermissible aider-and-abettor claims by simple reference to unspecified "control" relationships. Rather, they are provisions applicable only where the plaintiff has first shown a primary violation by the controlled person, and viable only where the complaint contains specific allegations of control. Control is defined as "the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise." In re Royal Ahold, 351 F. Supp. 2d at 408-09 (citation omitted).[28] Although the heightened pleading standards of Rule 9(b) and the PSLRA may not apply to Section 20(a) claims, see id. at 408, allegations of "control" must set forth that "a given defendant had both the power to control a person and that the defendant, in bad faith, directly or indirectly induced the act constituting the violation." In re Medimmune, Inc. Sec. Litig., 873 F. Supp. at 961 (citing Carpenter v. Harris, Upham & Co., 594 F.2d 388, 394 (4th Cir. 1979)). Thus, allegations of control based on defendants' status or position "will not suffice." In re Medimmune, Inc. Sec. Litig., 873 F. Supp. at 961; see Aldridge v. A.T. Cross Corp., 284 F.3d 72, 85 (1st Cir. 2002) ("status alone is not enough"; plaintiffs must allege that defendants "actually exercis[ed] control" over primary violators); Adams v. Kinder-Morgan, Inc., 340 F.3d 1083, 1108 (10th Cir. 2003) (there "must be some showing of actual participation in the corporation's operation or some influence before the consequences of control may be imposed")

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[28] Even under the more relaxed pleading requirements of "control" adopted in In re Royal Ahold, the plaintiffs must plead "facts showing that the controlling defendant 'had the power to control the *general* affairs of the entity primarily liable at the time the entity violated the securities laws ... [and] had the requisite power to directly or indirectly control or influence the *specific* corporate policy which resulted in the primary liability.'" Id. at 409 (emphasis added) (citation omitted).

(citations omitted); see also CFTC v. Baragosh, 278 F.3d 319, 329-33 (4th Cir. 2002) (reversing judgment that defendant was control person under analogous Commodities Exchange Act control person statute because defendant's status did not establish actual exercise of control).[29]

3. Plaintiffs Cannot Recover Under Section 48(a) Because There Is No Such Private Right Of Action And, In Any Event, Plaintiffs Have Not Pleaded "Procurement"

For the reasons discussed above, see supra at 31-36, there is no implied right of action under Section 48(a). Even if there were, Section 48(a) does not apply to a primary violation of Section 36(b). To allow a Section 48(a) claim in connection with an alleged violation of Section 36(b) would impermissibly nullify the express limitation of liability provided in Section 36(b) itself. As noted in the Omnibus Fund Derivative Brief, Section 36(b) is a cause of action created by Congress that may be brought by specified plaintiffs, against specified defendants, for specified damages. Under the express language of Section 36(b), a claim may not be brought against "any person," but rather against only an investment adviser or affiliated person or other person enumerated in the statute. Moreover, under Section 36(b)(3), liability is expressly limited to the "recipient of the compensation and payments" challenged in the Section 36(b) claim. To allow Section 48(a) to extend Section 36(b) liability to "control persons" would expand the reach of Section 36(b), render meaningless its limiting language, and violate the settled rule that "a

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[29] In addition, the Fourth Circuit has imposed control person liability only on those "who are in some meaningful sense culpable participants in the acts perpetrated by the controlled person." Carpenter, 594 F.2d at 394; see In re Cable & Wireless, PLC, Sec. Litig., 321 F. Supp. 2d 749, 774 (E.D. Va. 2004); In re Criimi Mae, 94 F. Supp. 2d at 657 ("must allege" culpable participation); In re FAC Realty Sec. Litig., 990 F. Supp. 416, 423 (E.D.N.C. 1997) ("must allege and prove" culpable participation) (citing Carpenter, 594 F.2d at 394). Although courts in this District and this Circuit have varied on whether and how culpable participation must be pleaded, compare In re Medimmune, 873 F. Supp. at 960-61 (plaintiff must plead with particularity that "the defendant, in bad faith, directly or indirectly induced the act constituting the violation"), with In re Royal Ahold, 351 F. Supp. 2d at 408 ("plaintiffs are not required to allege 'culpable participation' beyond the facts of control and the underlying violation by the controlled person in order to state a claim"), all courts are in agreement that the Fourth Circuit requires that culpable participation must be proved to establish control person liability and that vague allegations of unspecified control relationships do not suffice to advance a control person claim.

specific statute will not be controlled or nullified by a general one." Morton v. Mancari, 417 U.S. 535, 550-51 (1974).[30]

Finally, Section 48(a) does not apply because there was no "procurement" of a violation of the ICA in these cases. By its express language, Section 48(a) only prohibits a person from directly or indirectly obtaining the agreement of another person (i.e., "procuring") to commit an act that would be unlawful under the ICA for the procuring person himself to commit.[31] Section 48(a), thus, seeks to ensure that wrongdoers do not escape liability by having others commit wrongdoing on their behalf. The title of the section ("Procurement") supports this interpretation. U.S. v. Thayer, 201 F.3d 214, 221 (3d Cir. 1999) ("title of a section can assist in resolving ambiguities"). The SEC has consistently so interpreted Section 48(a). See, e.g., SEC v. M. Wesley Groshans & Brokers Cap. Mgmt., Inc., 47 S.E.C. Docket 712, Litig. Release No. 12,677, 1990 WL 322073, at *2 (Oct. 19, 1990); Axe-Houghton, SEC No-Action Letter, 1973 WL 11345, at *2 (Dec. 16, 1973). Because plaintiffs have made no "procurement" allegations, they state no claim under Section 48(a).

IV. PLAINTIFFS' STATE LAW CLAIMS SHOULD BE DISMISSED

In this brief, the Fund Defendants address only the two arguments regarding state law issues that by agreement are to be addressed at this time: (1) that the state law claims should be dismissed under SLUSA; and (2) that the derivative claims asserted in the Complaints should be

---

[30] Accord Radzanower v. Touche Ross & Co., 426 U.S. 148, 153 (1976) (same); Security Pac. Nat'l Bank v. RTC, 63 F.3d 900, 904 (9th Cir. 1995) (general provision of statute may not make "specific words" in it "superfluous"); U.S. v. LaPorta, 46 F.3d 152, 156 (2d Cir. 1994) ("[u]nder long-standing principles of statutory construction, a general section of a statute must give way to a specific one").

[31] Section 48(a) provides:

> Procurement.
> It shall be unlawful for any person, directly or indirectly, to cause to be done any act or thing through or by means of any other person which it would be unlawful for such person to do under the provisions of this subchapter or any rule, regulation, or order thereunder.

15 U.S.C. § 80a-47(a).

dismissed for failure to make demand. The parties have agreed to reserve, for future briefing or agreement, all other questions (including whether and to what extent the state law claims asserted by plaintiffs are derivative in nature and require demand, and whether the Complaints state a claim under the laws of the various states involved).

A. All Of Plaintiffs' State Law Claims Should Be Dismissed Under SLUSA

Plaintiffs' various state-law claims should be dismissed under SLUSA, which prohibits not only the pursuit of securities fraud class action claims based on state law in state court, but also the pursuit of such claims in federal court. 15 U.S.C. § 78bb(f)(1). SLUSA's preemption provision states that "[n]o covered class action based upon the statutory or common law of any State ... may be maintained in any State or Federal court by any private party alleging (A) a misrepresentation or omission of a material fact in connection with the purchase or sale of a covered security; or (B) that the defendant used or employed any manipulative or deceptive device or contrivance in connection with the purchase or sale of a covered security." Id. (amending Exchange Act); see also id. § 77p(b) (analogous provision for Securities Act).[32]

This Court addressed SLUSA's removal provision in connection with the hearing on the remand motions. See In re Mutual Funds Inv. Litig., 320 F. Supp. 2d 352 (D. Md. 2004). "[T]he analysis for removal and dismissal [under SLUSA] is essentially the same." Winne v. Equitable Life Assurance Soc'y, 315 F. Supp. 2d 404, 409 (S.D.N.Y. 2003); see also Herndon v. Equitable Variable Life Ins. Co., 325 F.3d 1252, 1253 (11th Cir. 2003). A claim comes within SLUSA's preemptive scope if it: (1) is brought as part of a "covered class action"; (2) purports to be based on state law; (3) accuses defendant of a misrepresentation or omission of a material fact (or the use of a manipulative or deceptive device); and (4) alleges that the conduct described in criterion

[32] As this Court has recognized, mutual fund shares are "covered securities." In re Mutual Funds Inv. Litig., 320 F. Supp. 2d 352, 354 (D. Md. 2004); see also Riley v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 292 F.3d 1334, 1343 (11th Cir. 2002).

(3) was "in connection with the purchase or sale" of a "covered security." See, e.g., Riley v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 292 F.3d 1334, 1342 (11th Cir. 2002).

In determining whether SLUSA applies, the prima facie elements for pleading a particular state-law cause of action are irrelevant. See Rowinski v. Salomon Smith Barney Inc., No. 03-4762, -- F.3d --, 2005 WL 356810, at *3 (3d Cir. Feb. 16, 2005); Prager v. Knight/Trimark Group, Inc., 124 F. Supp. 2d 229, 234-35 (D.N.J. 2000). The courts instead look behind labels to examine whether the "operative allegations" or the "gravamen" of the complaint hinge on a theory of misrepresentation or omission. Dudek v. Prudential Sec., Inc., 295 F.3d 875, 879 (8th Cir. 2002); Dacey v. Morgan Stanley Dean Witter & Co., 263 F. Supp. 2d 706, 710 (S.D.N.Y. 2003); see also Feitelberg v. Merrill Lynch & Co., 234 F. Supp. 2d 1043, 1051 (N.D. Cal. 2002), aff'd, 353 F.3d 765 (9th Cir. 2003) ("if it looks like a securities fraud claim, sounds like a securities fraud claim and acts like a securities fraud claim, it is a securities fraud claim, no matter how you dress it up"); Araujo v. John Hancock Life Ins. Co., 206 F. Supp. 2d 377, 384-85 (E.D.N.Y. 2002) (rejecting artful pleading that put state-law labels on "what are in essence securities fraud claims").

Every state-law cause of action asserted in the Complaints has been held to be barred by SLUSA, notwithstanding the fact that the elements of such claims differ from the elements of federal securities claims. See Prager, 124 F. Supp. 2d at 230, 235 (breach of fiduciary duty, unjust enrichment); Rowinski, -- F.3d --, 2005 WL 356810, at *1, 9 (unjust enrichment); Prof'l Mgmt Assocs. Employees' Profit Sharing Plan v. KPMG LLP, 335 F.3d 800, 802 (8th Cir. 2003) (aiding and abetting breach of fiduciary duty); Dacey, 263 F. Supp. 2d at 708-10 (breach of contract).

There can be no serious dispute that the first and second SLUSA elements are satisfied by the allegations in the Complaints. See In re Mutual Funds Inv. Litig., 320 F. Supp. 2d at 354. The plaintiffs cannot dispute that the Complaints assert a "covered class action" seeking damages "on behalf of more than 50 persons or prospective class members" where common questions of law and fact "predominate over any questions affecting only individual persons or members." 15 U.S.C. § 78bb(f)(5)(B)(i)(I); see, e.g., Alger Compl. ¶¶ 164, 167; Nations Compl. ¶¶ 38, 40; Invesco Compl. ¶ 174. Nor can they dispute that their claims of breach of fiduciary duty, aiding and abetting breach of fiduciary duty, breach of contract, and unjust enrichment are based on state law. See, e.g., Janus Compl. ¶¶ 253-68; Nations Compl. ¶¶ 224-51; Strong Compl. ¶¶ 196-214.

The questions, therefore, are: (3) whether the state-law causes of action are premised on allegations of "misrepresentation or omission of a material fact" (or the use of a manipulative or deceptive device); and (4) whether the conduct described in criterion (3) was (i) "in connection with" (ii) the "purchase or sale" of the mutual fund shares.

Unlike plaintiffs in the vast majority of SLUSA cases who disclaim any reliance on federal securities law to avoid removal and dismissal, plaintiffs in this case annex their state-law claims to class action complaints based on federal securities law. Those federal securities claims, particularly the Section 10(b) claims, expressly rely on allegations of misrepresentations or omissions in connection with the purchase or sale of mutual fund shares. See, e.g., Nations Compl. ¶¶ 164-73 (claim for violation of Section 10(b) of the Exchange Act). All of the state-law claims expressly incorporate all of the allegations of the Complaints. See, e.g., id. ¶ 224 (claim for breach of fiduciary duty/constructive fraud); ¶ 232 (claim for aiding and abetting breach of fiduciary duty); ¶ 237 (claim for breach of contract); ¶ 245 (claim for unjust

enrichment). Because the elements of a Section 10(b) claim overlap with the third and fourth elements for SLUSA dismissal, this incorporation of all of the allegations in the Complaints, including the Section 10(b) allegations, is tantamount to a concession that SLUSA dismissal applies. See Prof'l Mgmt. Assocs., 335 F.3d at 803 (because allegations of "misrepresentations and omissions are incorporated by reference in the negligence count," the negligence claim is preempted); In re Enron Corp. Sec. Derivative & ERISA Litig., 284 F. Supp. 2d 511, 638-39 (S.D. Tex. 2003) ("[when] state law claims, such as breach of contract, breach of fiduciary duty, conversion or negligence ... become part of a larger deception," the "allegations are sufficient to trigger" SLUSA).

With respect to SLUSA's third element, the misrepresentation or omission requirement, the state-law claims expressly rely on allegations that the mutual funds "never disclosed" timing activities to investors and that various SEC filings contained "untrue statements of material fact." See, e.g., Alger Compl. ¶¶ 6, 8, 145, 157, 160, 193, 226-27; Nations Compl. ¶¶ 167, 226-28; Franklin Templeton Compl. ¶¶ 5, 95, 100-01, 120-21, 336-38, 343. The state-law claims similarly rely on allegations that the "nature of the action" is defendants' alleged "deceitful course of conduct designed to improperly financially advantage defendants to the detriment of plaintiffs." Nations Compl. ¶ 2; see also Columbia Compl. ¶ 3; Alliance Compl. ¶ 10. All of the state-law claims are thus based on express allegations of misrepresentations or omissions. See, e.g., Nations Compl. ¶¶ 144, 166 (alleging "untruths and/or omissions" or "a plan, scheme and course of conduct [to] deceive" under all federal claims for relief).

The state-law claims also satisfy SLUSA's fourth element by alleging that the misrepresentations or omissions were "in connection with the purchase or sale of a covered security." 15 U.S.C. § 78bb(f)(1). The "purchase or sale" requirement is satisfied by the express

allegations that the purchases or sales were made "in connection with" the alleged misrepresentations or omissions, all of which are incorporated by reference in the state claims. See, e.g., Columbia Compl. ¶¶ 155, 176, 212, 219, 224; Scudder Compl. ¶¶ 7-8, 174, 191, 198, 225, 232, 236; Pilgrim Compl. ¶¶ 80, 174, 198, 204, 225, 231, 235. Additionally, the state-law claims generally are expressly brought on behalf of a class of mutual fund shareholders who purchased mutual fund shares. See, e.g., Nations Compl. ¶ 1 ("This is a federal class action on behalf of a class consisting of all persons . . . who, during the [class period], either purchased or held shares . . . ."); Janus Compl. ¶¶ 177-79. Even if "holders" of fund shares could bring valid state-law claims, the Complaints here make no effort to carve out a so-called "holders" class. See Dabit v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 395 F.3d 25, 47 (2d Cir. 2005) ("when the class definition includes persons with SLUSA-preempted claims and does not permit the court to distinguish any non-preempted subclass, SLUSA requires that the claim be dismissed"); Rowinski, -- F.3d --, 2005 WL 356810, at *7 (because "broad class definition" included claims by purchases and sellers of securities, claims were preempted; thus, the court need not address whether SLUSA barred actions solely by non-purchasers and non-sellers).

Moreover, even if the Complaints did not expressly concede the point, the Supreme Court has held that the "in connection with" requirement is satisfied where the purchases or sales "coincide" with the alleged fraud. SEC v. Zandford, 535 U.S. 813, 820, 822 (2002); see also Rowinski, -- F.3d --, 2005 WL 356810, at *5 ("courts applying SLUSA generally have adhered to a broad interpretation of the 'in connection' element"). Plaintiffs' substantive allegations satisfy this requirement, expressly asserting that shares were purchased during the class period pursuant to misleading prospectuses. Plaintiffs allege that the prospectuses and registration statements were false or incomplete, that they were part of the "variety of deceptive devices and

schemes" used to facilitate timing activities, and that "plaintiffs and the other members of the Class purchased or otherwise acquired shares of the Funds pursuant to the false and misleading Prospectuses" and suffered damage as a result. Alger Compl. ¶¶ 6, 8, 180; Janus Compl. ¶¶ 2, 128, 148, 209; Nations Compl. ¶¶ 166-73.[33]

Thus, for the reasons set forth above, the state-law claims satisfy all of the elements for SLUSA preemption and, accordingly, must be dismissed.

B. Plaintiffs' Derivative Claims Should Be Dismissed For Failure To Make Demand

The Fund Defendants hereby incorporate Part III of the Omnibus Fund Derivative Brief at 17-35.

[33] That plaintiffs have failed to state a viable Section 10(b) claim to withstand a motion to dismiss does not mean that their state-law claims relying on the same factual allegations are exempt from SLUSA dismissal. The standards courts use in evaluating whether plaintiffs' factual allegations fall within SLUSA's scope are different from those used in deciding whether the complaint has stated a Section 10(b) claim sufficient to survive a motion to dismiss. Courts have dismissed claims under SLUSA where plaintiffs have pled factual allegations that satisfied the elements "implicitly." Behlen v. Merrill Lynch, 311 F.3d 1087, 1095-96 (11th Cir. 2002); Feitelberg, 234 F. Supp. 2d 1043 ("plaintiff's complaint contains sufficient inferences of behavior to fall . . . under SLUSA."). For SLUSA to apply, it is enough that plaintiffs' allegations can "reasonably be read" to fall within SLUSA's scope. See, e.g., Prof'l Mgmt. Assocs., 335 F.3d at 803; Grabow v. PricewaterhouseCoopers, 313 F. Supp. 2d 1152, 1156 (N.D. Okla. 2004). In contrast, to survive a motion to dismiss on their Section 10(b) claims, plaintiffs must meet stringent pleading standards under the PSLRA by "specify[ing] each statement alleged to have been misleading [and] the reason or reasons why the statement is misleading." 15 U.S.C. § 78u-4(b)(1); see, e.g., Ottmann v. Hanger Orthopedic Group, Inc., 353 F.3d 338, 343 (4th Cir. 2003); ABC Arbitrage v. Tchuruk, 291 F.3d 336, 350 (5th Cir. 2002) (plaintiff must plead "who, what, when, where, and how").

CONCLUSION

For the reasons set forth above, and also in the Fund Defendants' supplemental memoranda, the Fund Defendants respectfully request that this Court dismiss the Complaints with prejudice and without leave to replead.

Dated: March 4, 2005

Respectfully submitted,

WILMER CUTLER PICKERING
HALE AND DORR LLP

/s/

Jeffrey B. Rudman
William H. Paine
Michael G. Bongiorno
Jonathan A. Shapiro
Joanne L. Monteavaro
60 State Street
Boston, MA 02109
Telephone: (617) 526-6000
Facsimile: (617) 526-5000
jeffrey.rudman@wilmerhale.com
william.paine@wilmerhale.com
michael.bongiorno@wilmerhale.com
jonathan.shapiro@wilmerhale.com
joanne.monteavaro@wilmerhale.com
Counsel for Massachusetts Financial Services Company, MFS Investment Management, Sun Life Financial Inc., Sun Life Assurance Company of Canada - U.S. Operations Holdings, Inc., Sun Life Financial (U.S.) Holdings, Inc., Sun Life Financial (U.S.) Investments, LLC, Sun Life of Canada (U.S.) Financial Services Holdings, Inc., MFS Fund Distributors, Inc., MFS Service Center, Inc. and Arnold Scott

Of Counsel:

Stewart D. Aaron
ARNOLD & PORTER LLP
399 Park Avenue
New York, New York 10022
Telephone: (212) 715-1000
Facsimile: (212) 715-1399
Stewart_Aaron@aporter.com
Counsel for Fred Alger Management, Inc., Alger Associates, Inc., Fred Alger and Company, Incorporated, Alger Shareholder Services, Inc., Fred M. Alger, III, Daniel C. Chung, B. Joseph White and Gregory S. Duch

Mark A. Kirsch
Mark Holland
Wesley R. Powell
Mary K. Dulka
Anthony M. Candido
Margaret M. Snyder
CLIFFORD CHANCE US LLP
31 West 52nd Street
New York, New York 10019
Telephone: (212) 878-8000
Facsimile: (212) 878-8375
mark.kirsch@cliffordchance.com
mark.holland@cliffordchance.com
wesley.powell@cliffordchance.com
mary.dulka@cliffordchance.com
anthony.candido@cliffordchance.com
margaret.snyder@cliffordchance.com
Counsel for Alliance Capital Management Holding, L.P., Alliance Capital Management, Allia nce Capital Management Corporation, AllianceBernstein Investment Research and Management, Inc., and Alliance Global Investor Services, Inc.

David W. Haller
Michael Naft
COVINGTON & BURLING
1330 Avenue of the Americas
New York, New York 10019
Telephone: (212) 841-1000
Facsimile: (212) 841-1010
dhaller@cov.com
mnaft@cov.com
Counsel for James P. Connelly, Jr.

Richard J. Morvillo
Aimée D. Latimer
F. Ryan Keith
CROWELL & MORING LLP
1001 Pennsylvania Avenue, N.W.
Washington, D.C. 20004-2595
Telephone: (202) 624-2500
Facsimile: (202) 628-5116
rmorvillo@crowell.com
alatimer@crowell.com
frkeith@crowell.com
Counsel for Thomas A. Hooker, Jr.

Maeve O'Connor
DEBEVOISE & PLIMPTON LLP
919 Third Avenue
New York, New York 10022
Telephone: (212) 909-6000
Facsimile: (212) 909-6836
moconnor@debevoise.com
Counsel for Amvescap PLC, INVESCO Funds Group, Inc., INVESCO Distributors, Inc., INVESCO Institutional (N.A.), Inc., INVESCO Assets Management Ltd., INVESCO Global Assets Management (N.A.), AIM Advisors, Inc., AIM Investment Services, Inc., and AIM Distributors, Inc.

Paul J. Fishman
Andrew W. Goldwater
FRIEDMAN KAPLAN SEILER
& ADELMAN LLP
1633 Broadway
New York, New York 10019
Telephone: (212) 833-1100
Facsimile: (212) 833-1250
Pfishman@fklaw.com
Agoldwater@fklaw.com
Counsel for Mark A. Beeson

Mark A. Perry
GIBSON, DUNN & CRUTCHER LLP
1050 Connecticut Avenue N.W.
Washington, D.C. 20036
Telephone: (202) 955-8500
Facsimile: (202) 467-0539
mperry@gibsondunn.com
Counsel for Janus Capital Group Inc. and Janus Capital Management LLC

Peter M. Collins
HOLLYER BRADY BARRETT & HINES LLP
551 Fifth Avenue
New York, New York 10176
Telephone: (212) 818-1110
Facsimile: (212) 818-0494
Pcollins@hollyerbrady.com
Counsel for The Alger Fund, The Alger Institutional Fund, The Alger American Fund, The Spectra Fund, The China–U.S. Growth Fund, Castle Convertible Fund, Inc., John T. Sargent, Stephen E. O'Neil, Nathan E. Saint-Amand, Charles F. Baird, Roger P. Cheever and Lester L. Colbert

J. Gordon Cooney, Jr.
Paul D. Weller
MORGAN, LEWIS & BOCKIUS LLP
1701 Market Street
Philadelphia, Pennsylvania 19103
Telephone: (215) 963-5000
Facsimile: (215) 963-5001
jgcooney@morganlewis.com
pweller@morganlewis.com
Counsel for SEI Investments Distribution Co.

Christopher P. Hall
John M. Vassos
Todd D. Brody
MORGAN LEWIS & BOCKIUS LLP
101 Park Avenue
New York, New York 10178
Telephone: (212) 309-6000
Facsimile: (212) 309-6001
chall@morganlewis.com
jvassos@morganlewis.com
tbrody@morganlewis.com
Counsel for Deutsche Asset Management, Inc., Deutsche Asset Management Investment Services Ltd., Deutsche Bank AG, Investment Company Capital Corp. and Scudder Distributors, Inc.

Thomas L. Taylor III
Asa S. Hami
MORGAN, LEWIS & BOCKIUS LLP
300 S. Grand Avenue, 22nd Floor
Los Angeles, California 90071-3132
Telephone: (213) 612-2500
Facsimile: (213) 612-2501
Tltaylor@morganlewis.com
Ahami@morganlewis.com
Counsel for William N. Post II

Darryl P. Rains
Bryan J. Wilson
MORRISON AND FOERSTER LLP
755 Page Mill Road
Palo Alto, California 94304-1018
Telephone: (650) 813-5600
Facsimile: (650) 494-0792
drains@mofo.com
bwilson@mofo.com
Counsel for The Charles Schwab Corporation and Charles Schwab & Co., Inc.

Phil C. Neal
Mark A. Rabinowitz
NEAL, GERBER & EISENBERG LLP
Two North LaSalle Street
Suite 2200
Chicago, Illinois 60602
Telephone: (312) 269-8083
Facsimile: (312) 269-1747
Mrabinowitz@ngelaw.com
Counsel for Charles P. McQuaid, Ralph Wanger and Columbia Wanger Asset Management

Daniel J. Kramer
Liza M. Velazquez
PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP
1285 Avenue of the Americas
New York, New York 10019-6064
Telephone: (212) 373-3000
Facsimile: (212) 757-3990
DKramer@paulweiss.com
LVelazquez@paulweiss.com
Counsel for Bank One Corporation, Banc One Investment Advisors Corporation, Bank One High Yield Partners, LLC, One Group Dealer Services, Inc., One Group Services Company, David J. Kundert, Peter W. Atwater, Richard R. Jandrain, III, Gary J. Madich, Kenneth T. Stevens, David R. Meuse, William G. Jurgenson, William P. Boardman, Richard W. Vague and Richard R. Wad

John F. Pritchard
Eric T. Streck
PILLSBURY WINTHROP LLP
1540 Broadway
New York, New York 10036
Telephone: (212) 858-1000
Facsimile: (212) 858-1500
jpritchard@pillsburywinthrop.com
estreck@pillsburywinthrop.com
Counsel for The Charles Schwab Corporation, Charles Schwab & Co., Inc., U.S. Trust Co., N.A., United States Trust Company of New York, U.S. Trust Company, N.A. and James L. Bailey, Stephen Hassenfelt and Brian F. Schmidt

Daniel A. Pollack
Edward T. McDermott
Anthony Zaccaria
POLLACK & KAMINSKY
114 West 47th Street
New York, New York 10036
Telephone: (212) 575-4700
Facsimile: (212) 575-6560
dapollack@pollacklawfirm.com
Counsel for the Franklin-Templeton Defendants

William P. Ziegelmueller
STETLER & DUFFY, LTD.
11 South LaSalle St., Suite 1200
Chicago, Illinois 60603
Telephone: (312) 338-0211
Facsimile: (312) 338-0070
bziegel@stetlerandduffy.com
Counsel for John Abunassar

Bruce E. Clark
William L. Farris
SULLIVAN & CROMWELL LLP
125 Broad Street
New York, New York 10004-2498
Telephone: (212) 558-4000
Facsimile: (212) 558-3588
Clarkb@sullcrom.com
Farrisw@sullcrom.com
Counsel for Strong Capital Management, Inc., Strong Financial Corporation, Strong Investments, Inc., Strong Investor Services, Inc. and Ronald C. Ognar

Daniel A. Pollack
Edward T. McDermott
Anthony Zaccaria
POLLACK & KAMINSKY
114 West 47th Street
New York, New York 10036
Tel: (212) 575-4700
Facsimile: (212) 575-6560
dapollack@pollacklawfirm.com
Counsel for Lawrence J. Lasser

Paul K. Rowe
Stephen R. DiPrima
Martin J.E. Arms
WACHTELL, LIPTON, ROSEN & KATZ
51 West 52nd Street
New York, New York 10019
Telephone: (212) 403-1000
Facsimile: (212) 403-2000
PKRowe@wlrk.com
SRDrima@wlrk.com
MJEArms@wlrk.com

-and-

James D. Mathias
David Clarke, Jr.
Strider L. Dickson
DLA PIPER RUDNICK GRAY
CARY US LLP
6225 Smith Avenue
Baltimore, Maryland 21209
Telephone: (410) 580-3000
Facsimile: (410) 580-3001
James.mathias@dlapiper.com
David.clarke@dlapiper.com
Strider.dickson@dlapiper.com
Counsel for Bank of America Corporation, Bank of America, N.A., Banc of America Securities LLC, BACAP Distributors, LLC, Banc of America Capital Management, LLC, Columbia Management Group, Inc., Columbia Fund Services, Inc., Columbia Funds Distributor, Inc., Columbia Wanger Asset Management and Columbia Management Advisors, Inc.

UNITED STATES DISTRICT COURT
DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	MDL DOCKET 1586 Nos. 04-md-1586 1 04-md-1586 2 04-md-1586 3 04-md-1586 4
This Document Relates To: ALL TRACKS	

OMNIBUS MEMORANDUM OF LAW IN SUPPORT OF THE FUND DEFENDANTS' MOTION TO DISMISS PLAINTIFFS' CONSOLIDATED AMENDED FUND DERIVATIVE COMPLAINTS

TABLE OF CONTENTS

Page

PRELIMINARY STATEMENT 1

STATEMENT OF PLAINTIFFS' ALLEGATIONS 5

ARGUMENT 6

I. PLAINTIFFS FAIL TO STATE A CLAIM UNDER SECTION 36(b) OF THE ICA 6

A. Plaintiffs Have Failed to Plead Facts Showing That the Advisory Fees Charged Were Disproportionate to the Services Rendered 7

B. Plaintiffs' Challenge to the Management of the Funds Is Not Cognizable under Section 36(b). 9

II. BECAUSE PLAINTIFFS DO NOT ALLEGE FACTS SHOWING THAT THE FUNDS HAVE FAILED TO ENFORCE THEIR RIGHTS, FED. R. CIV. P. 23.1 AND STATE LAW BAR PLAINTIFFS FROM PURSUING DERIVATIVE CLAIMS 13

III. PLAINTIFFS' FAILURE TO MAKE A DEMAND CANNOT BE EXCUSED AS FUTILE 17

A. Plaintiffs' Demand Futility Allegations Fail under State Statutes Applicable to Investment Companies. 20

B. Plaintiffs' Demand Futility Allegations Also Fail under State Common Law 22

1. Applicable Common Law Standards 23

a. Maryland 23

b. Massachusetts 23

c. Delaware 24

2. Plaintiffs Fail to Establish Demand Futility under Applicable State Law Standards 25

a. Plaintiffs' Boilerplate Control Allegations Fail to Establish Director Interest 27

Page

b. Plaintiffs' Conclusory Allegations of Director Inaction Are Insufficient to Excuse Demand. 30

c. Allegations That the Trustees Already Are Aware of the Alleged Market Timing Activities Do Not Excuse Demand. 33

IV. NO PRIVATE RIGHT OF ACTION EXISTS UNDER 36(a) OF THE ICA 35

V. PLAINTIFFS FAIL TO STATE A CLAIM UNDER SECTION 47 OF THE INVESTMENT COMPANY ACT 35

VI. THE DERIVATIVE COMPLAINTS FAIL TO STATE A CLAIM FOR CONTROL PERSON LIABILITY 36

VII. PLAINTIFFS' CLAIMS UNDER THE IAA SHOULD BE DISMISSED 37

A. Plaintiffs Do Not Plead a Valid Claim for Relief under the IAA 38

B. The IAA Does Not Provide a Private Right of Action to Sue for Damages 39

C. Plaintiffs' IAA Claims Fail Because They Are Not Pleaded with Particularity 40

D. Plaintiffs Cannot State a Claim Under the IAA against Any Defendant That Was Not a Party to the Investment Advisory Contract 41

E. Plaintiffs' Section 206(1) Claims Should Be Dismissed Because the Complaint Does Not Properly Allege That Defendants Acted with Scienter...... 42

VIII. PLAINTIFFS LACK STANDING TO ASSERT DERIVATIVE SECURITIES CLAIMS REGARDING CERTAIN FUNDS 43

A. Plaintiffs May Not Sue Derivatively on Behalf of Funds in Which They Are Not Shareholders 44

B. Plaintiffs Lack Standing to Assert Claims on Behalf of Funds in Which No Market Timing or Late Trading Occurred 47

CONCLUSION 50

TABLE OF AUTHORITIES

Cases

Page(s)

Abrams v. Koether,
766 F. Supp. 237 (D.N.J. 1991) 29

Acito v. IMCERA Group, Inc.,
47 F.3d 47 (2d Cir. 1995)....................40

Allen v. Wright,
468 U.S. 737 (1984)....................45

In re Alliance N. Am. Gov't Income Trust, Inc. Sec. Litig.,
1996 WL 551732 (S.D.N.Y. Sept. 27, 1996)....................37

Anheuser-Busch, Inc. v. Schmoke,
63 F.3d 1305 (4th Cir. 1995) 6

Aronson v. Lewis,
473 A.2d 805 (Del. 1984) .... *passim*

Ash v. McCall,
2000 WL 1370341 (Del. Ch. Sept. 15, 2000) 20, 26

Baillie v. Columbia Gold Mining Co.,
166 P. 965 (Or. Sup. Ct. 1917) 19

Bartlett v. New York, New Haven & Hartford R.R. Co.,
221 Mass. 530 (1915) 24, 31

Bauer v. Sweeny,
964 F.2d 305 (4th Cir. 1992) 14

In re Baxter Int'l, Inc. S'holders Litig.,
654 A.2d 1268 (Del. Ch. 1995)....................33

Benak ex rel. Alliance Premier Growth Fund v. Alliance Capital Mgmt. L.P.,
2004 WL 1459249 (D.N.J. Feb. 9, 2004) 11

Beneville v. York,
769 A.2d 80 (Del. Ch. 2000)....................21

Blatt v. Merrill Lynch, Pierce, Fenner & Smith Inc.,
916 F. Supp. 1343 (D.N.J. 1996) 38

Page(s)

Brambles USA, Inc. v. Blocker,
731 F. Supp. 643 (D. Del. 1990)....45

C.R.A. Realty Corp. v. Scor U.S. Corp.,
1992 WL 309610 (S.D.N.Y. Oct. 9, 1992)....34

In re Caremark Int'l Inc. Derivative Litig.,
698 A.2d 959 (Del. Ch. 1996)....31

Carroll v. Bear Stearns & Co.,
416 F. Supp. 998 (S.D.N.Y. 1976)....40, 43

In re Catanella & E.F. Hutton & Co., Sec. Litig.,
583 F. Supp. 1388 (E.D. Pa. 1984)....42

In re Cendant Corp. Sec. Litig.,
190 F.R.D. 331 (D.N.J. 1999)....43

Chamberlain v. Aberdeen Asset Mgmt. Ltd.,
2005 WL 195520 (E.D.N.Y. Jan. 21, 2005)....35

In re Citigroup Inc. S'holders Litig.,
2003 WL 21384599 (Del. Ch. June 5, 2003)....32

Conrardy v. Ribadeneira,
1990 WL 66603 (D. Kan. Apr. 19, 1990)....40

Cortlandt v. E.F. Hutton, Inc.,
491 F. Supp. 1 (S.D.N.Y. 1979)....42

Corwin v. Marney, Orton Invs.,
788 F.2d 1063 (5th Cir. 1986)....39

In re Dataproducts Corp. S'holders Litig.,
1991 WL 165301 (Del. Ch. Aug. 22, 1991)....33

Daily Income Fund, Inc. v. Fox,
464 U.S. 523 (1984)....3, 10, 14, 18

Danielewicz v. Arnold,
137 Md. App. 601 (2001)....29

Decker v. Clausen,
1989 WL 133617 (Del. Ch., Nov. 6, 1989)....29

Page(s)

Dellastatious v. Williams,
242 F.3d 191 (4th Cir. 2001) 32

Demoulas v. Demoulas Super Markets, Inc.,
2003 WL 22285305 (Mass. Super. Sep. 22, 2003) 25

In re Delta & Pine Land Co. S'holders Litig.,
2000 WL 875421 (Del. Ch., June 21, 2000) 15, 16, 17

Drasner v. Thomson McKinnon Sec., Inc.,
433 F. Supp. 485 (S.D.N.Y. 1977) 36

Dunn v. Borta,
369 F.3d 421 (4th Cir. 2004) 41

Dunphy v. Travelers' Newspaper Ass'n,
146 Mass. 495 (1888) 24

Ensign Corp., S.A. v. Interlogic Trace, Inc.,
1990 WL 213085 (S.D.N.Y. Dec. 19, 1990) 45

Esposito v. Soskin,
11 F. Supp. 2d 976 (N.D. Ill. 1998) 14

Felzen v. Andreas,
134 F.3d 873 (7th Cir. 1998) 14, 15, 16

In re First Union Corp. Sec. Litig.,
128 F. Supp. 2d 871 (W.D.N.C. 2001) 41

Fraioli v. Lemcke,
328 F. Supp. 2d 250 (D.R.I. 2004) 39

GFL Advantage Fund, Ltd. v. Colkitt,
272 F.3d 189 (3d Cir. 2001) 36

Gartenberg v. Merrill Lynch Asset Mgmt., Inc.,
694 F.2d 923 (2d Cir. 1982) 8

Glaser v. Enzo Biochem., Inc.,
303 F. Supp. 2d 724 (E.D. Va. 2003) 41

Goldstein v. Malcolm G. Fries & Assocs., Inc.,
72 F. Supp. 2d 620 (E.D. Va. 1999) 39

Page(s)

Graham v. Allis-Chalmers Mfg. Co.,
188 A.2d 125 (Del. 1963) 32

Green v. Fund Asset Mgmt., L.P.,
147 F. Supp. 2d 318 (D.N.J. 2001) 11, 12, 45

Greenspun v. Lindley,
36 N.Y.2d 473 (1975) 24, 31

Grossman v. Johnson,
89 F.R.D. 656 (D. Mass. 1981) 31

Grossman v. Johnson,
674 F.2d 115 (1st Cir. 1982) 29, 30

Guttman v. Huang,
823 A.2d 492 (Del. Ch. 2003) 18, 26, 33

Harhen v. Brown,
431 Mass. 838 (2000) .... *passim*

Harrison v. Westinghouse Savannah River Co.,
176 F.3d 776 (4th Cir. 1999) 40

Hawes v. Oakland,
104 U.S. 450 (1881) 44

Heineman v. Datapoint Corp.,
611 A.2d 950 (Del. 1992) 18

Herman v. Steadman,
50 F.R.D. 488 (S.D.N.Y. 1970) 47

Kamen v. Kemper Fin. Servs., Inc.,
500 U.S. 90 (1991) 13, 18

Kauffman v. Dreyfus Fund, Inc.,
434 F.2d 727 (3d Cir. 1970) 45, 46, 47

Kaufman v. Merrill Lynch, Pierce, Fenner & Smith, Inc.,
464 F. Supp. 528 (D. Md. 1978) 42

Kramer v. Time Warner, Inc.,
937 F.2d 767 (2d Cir. 1991) 17

Page(s)

Krantz v. Prudential Invs. Fund Mgmt. LLC,
305 F.3d 140 (3d Cir. 2002)....7, 8, 22, 28

Leeds v. Meltz,
85 F.3d 51 (2d Cir. 1996)....49

Levy v. Alliance Capital Mgmt. L.P.,
1998 WL 744005 (S.D.N.Y. Oct. 26, 1998)....8

Lieber v. Invesco Funds Group, Inc.,
Civil Action No. H-03-5744, slip op. (S.D. Tex. Jan 20, 2005)....46

Lujan v. Defenders of Wildlife,
504 U.S. 555 (1992)....45, 46

Margaret Hall Found., Inc. v. Atl. Fin. Mgmt., Inc.,
572 F. Supp. 1475 (D. Mass. 1983)....42

Mathers Fund, Inc. v. Colwell Co.,
564 F.2d 780 (7th Cir. 1977)....36

McCall v. Scott,
239 F.3d 814 (6th Cir. 2001)....33

McMichael v. U.S. Filter Corp.,
2001 WL 418981 (C.D. Cal. Feb. 26, 2001)....33

In re Medimmune, Inc. Sec. Litig.,
873 F. Supp. 953 (D. Md. 1995)....41

In re Merrill Lynch & Co. Research Reports Sec. Litig.,
272 F. Supp. 2d 243 (S.D.N.Y. 2003)....37

Migdal v. Rowe Price-Fleming Int'l, Inc.,
248 F.3d 321 (4th Cir. 2001)....*passim*

Mills v. Elec. Auto-Lite Co.,
396 U.S. 375 (1970)....36

Morris v. Wachovia Sec., Inc.,
277 F. Supp. 2d 622 (E.D. Va. 2003)....39

Morse v. Lower Merion Sch. Dist.,
132 F.3d 902 (3d Cir. 1997)....49

Page(s)

Morton v. Mancari,
417 U.S. 535 (1974) 37

Muller v. M.D. Sass Assocs., Inc.,
1992 WL 80938 (D.N.J. Apr. 22, 1992) 43

In re NAHC, Inc. Sec. Litig.,
306 F.3d 1314 (3d Cir. 2002) 17

Nairobi Holdings Ltd. v. Brown Bros. Harriman & Co.,
2002 WL 31027550 (S.D.N.Y. Sept. 10, 2002) 40

Neely v. Bar Harbor Bankshares,
270 F. Supp.2d 44 (D. Me. 2003) 42

In re New Valley Corp. Derivative Litig.,
2004 WL 1700530 (Del. Ch. June 28, 2004) 44

Oakland Raiders v. National Football League,
93 Cal. App. 4th 572 (6th Dist. 2001) 19

Olesh v. Dreyfus Corp.,
1995 WL 500491 (E.D.N.Y. Aug. 8, 1995) 1, 9, 47, 48

Ottmann v. Hanger Orthopedic Group, Inc.,
353 F.3d 338 (4th Cir. 2003) 43

Paul S. Mullin & Assocs., Inc. v. Bassett,
632 F. Supp. 532 (D. Del. 1986); 42

Polera v. Altorfer, Podesta, Woolard & Co.,
503 F. Supp. 116 (N.D. Ill. 1980) 40

Portnoy v. Kawecki Berylco Indus., Inc.,
607 F.2d 765 (7th Cir. 1979) 44

Pullman-Peabody Co. v. Joy Mfg. Co.,
662 F. Supp. 32 (D.N.J. 1986) 45

Raines v. Byrd,
521 U.S. 811 (1997) 45, 47

Rales v. Blasband,
634 A.2d 927 (Del. 1993) 19, 25

Page(s)

Rattner v. Bidzos,
2003 WL 22284323 (Del. Ch. Sept. 30, 2003) 32

Ross v. Bernhard,
396 U.S. 531 (1970) 24

In re Royal Ahold N.V. Sec. & ERISA Litig.,
351 F. Supp. 2d 334 (D. Md. 2004) 16, 41

S.E.C. v. Moran,
922 F. Supp. 867 (S.D.N.Y. 1996) 43

S.E.C. v. Steadman,
967 F.2d 636 (D.C. Cir. 1992) 42

SSH Co. v. Shearson Lehman Bros. Inc.,
678 F. Supp. 1055 (S.D.N.Y. 1987) 39

Scalisi v. Fund Asset Mgmt., L.P.,
380 F.3d 133 (2d Cir. 2004) 29

Shahidi v. Merrill Lynch, Pierce, Fenner & Smith, Inc.,
2003 WL 21488228 (M.D. Fla. Apr. 28, 2003) 40

Silverzweig v. Unocal Corp.,
1989 WL 3231 (Del. Ch., Jan. 19, 1989) 15

Spiegel v. Buntrock,
571 A.2d 767 (Del. 1990) 13, 25

Steadman v. S.E.C.,
603 F.2d 1126 (5th Cir. 1979) 43

In re Stein,
2003 WL 1125746 (S.E.C. Release No. 2114, Mar. 14, 2003) 43

Transamerica Mortgage Advisers, Inc. v. Lewis,
444 U.S. 11 (1979) 39

United States v. Wood,
925 F.2d 1580 (7th Cir. 1991) 17

In re Value Line Special Situations Fund Litig.,
1974 WL 412 (S.D.N.Y. June 13, 1974) 47

Page(s)

Venner v. Great N. Ry.,
209 U.S. 24 (1908) 44

Verkouteren v. Blackrock Fin. Mgmt., Inc.,
1999 WL 511411 (S.D.N.Y. July 20, 1999) 22, 28

Verrey v. Ellsworth,
303 F. Supp. 497 (S.D.N.Y. 1969) 47

Wang v. Gordon,
715 F.2d 1187 (7th Cir. 1983) 42

Washington v. Baenziger,
656 F. Supp. 1176 (N.D. Cal. 1987) 42

Werbowsky v. Collomb,
766 A.2d 123 (Md. 2001) ..... *passim*

Wexler v. Equitable Capital Mgmt. Corp.,
1994 WL 48807 (S.D.N.Y. Feb. 17, 1994) 9

Williams v. Bank One Corp.,
2003 WL 22964376 (N.D. Ill., Dec. 15, 2003) 46, 47

Wolf v. Ford,
335 Md. 525 (1994) 33

Yampolsky v. Morgan Stanley Inv. Advisers Inc.,
2004 WL 1065533 (S.D.N.Y. May 12, 2004) 8

Zerman v. Jacobs,
510 F. Supp. 132 (S.D.N.Y. 1981) 36

Zucker v. AIM Advisors, Inc.,
Civil Action No. H-03-5653 slip op. (S.D. Tex. Jan. 20, 2005) 46

Page(s)

Statutes & Rules

8 Del. C. § 141(a) 13

8 Del. C. § 327 44

12 Del. C. § 3801 ..... 21, 26

15 U.S.C. § 78cc(b) 35, 36, 38

15 U.S.C. § 80-2(a)(3) 21

15 U.S.C. § 80-2(a)(11) 42

15 U.S.C. § 80-2(a)(19) 21, 29

15 U.S.C. § 80a-35 45

15 U.S.C. § 80a-35(a) 1, 3, 5, 35

15 U.S.C. § 80a-35(b) ..... *passim*

15 U.S.C. § 80a-46 ..... 1, 3, 38

15 U.S.C. § 80a-46(b) 5, 35, 36

15 U.S.C. § 80a-47 ..... 1, 37

15 U.S.C. § 80a-47(a) 4, 6

15 U.S.C. § 80b-6 ..... 1, 5, 37, 38

15 U.S.C. § 80b-6(1) 38, 42

15 U.S.C. § 80b-15 ..... *passim*

15 U.S.C. § 80b-15(b) 38

17 C.F.R. § 240.10b-5 40

Del. Ch. Ct. R. 23.1 ..... 14, 18, 25

Fed. R. Civ. P. 8 49

Page(s)

Fed. R. Civ. P. 9(b) 4, 38, 40, 41

Fed. R. Civ. P. 23.1 .... *passim*

Mass. R. Civ. P. 23.1 ....14, 15, 44

Mass. Gen. Laws ch. 156D, § 7.42 ....20, 22

Mass. Gen. Laws ch. 182, § 2B 20, 21, 24

Md. Code, Corps. & Ass'ns § 4A-802 44

Md. Code Ann., Corps. & Ass'ns § 2-405.2 21

Md. Code Ann., Corps. & Ass'ns § 2-405.3 20

U.S. Const. Art. III § 2 45

Wis. Stat. Ann. § 180.0742 ....18, 22

Miscellaneous

Burton M. Leibert, *Fund Governance*, Practicing Law Institute,
1056 PLI/Corp 9, 61 (1998) 21

Governor's Legislative File, S.B. 2079 (Mass. 1998) 21

H.R. Rep. No. 91-1382 (1970) 10

Moore's Federal Practice §12.34[1][b] (3d ed. 1997) 49

Robert Clark, *Corporate Law* ¶ 15.2 (1986) 15

Role of Independent Directors of Investment Companies,
Investment Company Act Release No. 25816 (Jan. 2, 2001) 22

Synopsis, S.B. 365 (Del. 2000) 21

Wright & Miller, *Federal Practice & Procedure* § 1216 (1998) 49

The Fund Defendants respectfully submit this Omnibus Memorandum of Law in support of their Motion pursuant to Rules 8, 9(b), 12(b)(1), 12(b)(6), and 23.1 of the Federal Rules of Civil Procedure to dismiss, with prejudice, Plaintiffs' Consolidated Amended Fund Derivative Complaints (the "Derivative Complaints").[1]

PRELIMINARY STATEMENT

Plaintiffs purport to be shareholders in certain mutual funds ("Funds") managed by the Fund Defendants. Plaintiffs have brought derivative actions — ostensibly on behalf of the Funds themselves — against the Funds' investment advisers and others for allegedly allowing "market timing" and "late trading" transactions in the Funds. Plaintiffs bring their claims pursuant to Sections 36(a), 36(b), 47 and 48 of the Investment Company Act of 1940 ("ICA"), Sections 206 and 215 of Investment Advisers Act of 1940 ("IAA"), and state law.

Plaintiffs have failed to state any derivative claim upon which relief can be granted. The ICA, the IAA, and the common law strictly regulate who may bring a derivative claim, and upon what grounds. The "law in this area imposes a large number of threshold determinations" that a plaintiff must satisfy before pursuing such claims.[2] The Derivative Complaints here fail to satisfy those "threshold determinations."

Plaintiffs fail in their attempt to shoehorn "market timing" and "late trading" allegations into a claim under Section 36(b) of the ICA, 15 U.S.C. § 80a-35(b). Section 36(b) is the only section of the ICA that provides a private right of action, and does not require a pre-suit demand. However, Section 36(b) is a narrow provision relating solely to "excessive" fees. To state a

---

1 The Fund Defendants identified on the signature pages below join in this Omnibus Memorandum of Law in its entirety. Other Fund Defendants may indicate their joinder in some or all of the points made herein through supplemental memoranda filed on March 7, 2005.

2 *Olesh v. Dreyfus Corp.*, 1995 WL 500491, at *11 (E.D.N.Y. Aug. 8, 1995).

claim under Section 36(b), a complaint must plead specific facts showing that the challenged fees are so disproportionately large that they bear no reasonable relationship to the services rendered. *See Migdal v. Rowe Price-Fleming Int'l, Inc.*, 248 F.3d 321 (4th Cir. 2001). Plaintiffs here plead *no* facts concerning the relationship between the fees charged and the services rendered by the defendant investment advisers. Instead, they rely entirely on the allegation that the Fund Defendants breached their fiduciary duties by permitting or failing to disclose alleged "market timing" and "late trading" to the detriment of the Funds. But allegations of mismanagement — whether or not in breach of some fiduciary duty — are not cognizable under Section 36(b).[3]

Plaintiffs' other derivative claims are barred by Fed. R. Civ. P. 23.1. Under Rule 23.1, no derivative complaint may be filed unless the relevant board of directors[4] has "failed to enforce a right" of the corporation "which may properly be asserted by it." Here, the Funds' boards of directors are actively enforcing the rights implicated by Plaintiffs' suits. In connection with various regulatory settlements, the Funds' boards, among other things, are involved in a process to evaluate the extent of any injuries caused by the market timing and late trading conduct at issue here and to distribute billions of dollars to affected shareholders and/or mutual funds.

Plaintiffs' failure to make a pre-suit demand on the respective Funds' boards of directors also is fatal to their derivative claims. In some states, that failure is an absolute bar to suit. In

---

3 Section 36(b) claims are asserted in both the Derivative Complaints and the Class Complaints. However, even if these claims survive the Motion to Dismiss — and they should not — recovery under Section 36(b) cannot be had twice. Any recovery under Section 36(b) — whether as part of the Fund Derivative or Fund Class cases — redounds to the Funds, not to individual shareholders. Any Section 36(b) claims that remain, therefore, should be limited to one case or the other, as a matter of judicial efficiency.

4 Some of the mutual fund defendants in this litigation are organized as corporations, while others are business or statutory trusts. The former are overseen by boards of directors, while the latter have boards of trustees. Because both types of boards perform the same general role, the terms "director" and "trustee" are used interchangeably herein.

others, Plaintiffs have failed to meet their high burden of demonstrating that such a demand would be futile and have not alleged particularized facts to overcome the strong presumption that the relevant boards of directors will exercise independent judgment. Their demand futility allegations therefore fail under both (i) state statutes applicable to investment companies; and (ii) relevant state common law.[5]

In addition to failing to satisfy Fed. R. Civ. P. 23.1 and the demand requirement, Plaintiffs' federal derivative claims suffer from numerous other fatal defects.[6]

Plaintiffs' claim under Section 36(a) of the ICA fails because there is no private right of action under that provision. Section 36(a) — which creates a federal cause of action for "breach of fiduciary duty involving personal misconduct" with respect to investment companies — expressly authorizes the SEC to bring suit under that provision, but not private parties.

Plaintiffs' claim under Section 47 of the ICA fails because they have not alleged facts showing that the investment advisory contracts with the Funds *by their very terms* violated any provision of the ICA. Under Section 47, a contract may be declared unenforceable if, but only if, its terms violate the ICA or rules and regulations thereunder. Plaintiffs point to no term in any of the Fund management contracts that violates the ICA. Instead, Plaintiffs rely entirely on allegations of wrongful conduct — *i.e.*, "market timing" and "late trading" transactions — pursuant to lawful contracts. These allegations cannot support a claim under Section 47.

---

5 Fed. R. Civ. P. 23.1's demand requirement does not apply to claims brought under Section 36(b). *See Daily Income Fund, Inc. v. Fox*, 464 U.S. 523 (1984). However, it does apply to — and bar — all other derivative claims in Plaintiffs' Derivative Complaints.

6 Plaintiffs also fail to state a claim upon which relief may be granted under any state law theory. Pursuant to the discussions at the telephonic hearings on February 10 and 25, 2005, the Fund Defendants will, to the extent necessary, brief issues relating specifically to Plaintiffs' state law claims at a later date.

Plaintiffs' claim that various defendants are subject to "control person" liability under Section 48(a) of the ICA fails because Plaintiffs have not stated valid ICA claims against anyone these defendants allegedly "controlled." Section 48(a) does not establish an independent basis for liability, but rather imposes liability only on those who controlled a person liable under the ICA. Because Plaintiffs' primary claims under the ICA fail as a matter of law, their Section 48(a) claims fail as well.

Plaintiffs' claims under the IAA also suffer from numerous legal deficiencies. Because Plaintiffs have failed to identify any provision of the Funds' investment advisory contracts that, by its terms, violates the IAA, Plaintiffs have failed to state a claim. Moreover, Plaintiffs cannot maintain a claim for damages under the IAA because there is no private right of action to pursue such a remedy. In addition, Plaintiffs' IAA claims — which are based on allegedly fraudulent conduct — fail to meet the stringent pleading requirements they must satisfy under Fed. R. Civ. P. 9(b). They also do not allege, as they must, misstatements made by particular defendants, or that those defendants acted with scienter.

Finally, Plaintiffs have no standing to assert claims (i) relating to Funds in which they did not invest; or (ii) on behalf of Funds in which no alleged market timing or late trading occurred, *i.e.*, Funds in which there is no alleged injury in fact. Their derivative claims on behalf of such Funds should be dismissed for these additional reasons as well.

For all of these reasons, the Derivative Complaints should be dismissed in their entirety with prejudice.[7]

---

[7] Even if certain of Plaintiffs' claims survive the Motion to Dismiss — and for the reasons stated herein, they should not · the scope of such claims is restricted by application of relevant statutes of limitations. The appropriate temporal scope of Plaintiffs' claims is not addressed herein. Issues relating to the application of statutes of limitation to claims against certain Defendants, however, will be discussed in some Supplemental Briefs.

STATEMENT OF PLAINTIFFS' ALLEGATIONS

The Derivative Complaints arise out of common core allegations that managers and investment advisers of the Funds allowed certain investors to rapidly trade in and out of Funds ("market timing") and/or to trade Fund shares after the close of the financial markets ("late trading"). (*See, e.g.*, Alliance Compl. ¶ 1.) According to Plaintiffs, both types of activity were "extremely harmful" to the Funds because they inflated the Funds' transaction and administrative costs, forced changes to the Funds' investment strategies to hold excess cash to meet the market timers' redemptions, and diverted to the market timers and late traders revenues which belonged to the Funds. (*See, e.g.*, Alliance Compl. ¶¶ 3, 56.)

The SEC, the New York Attorney General ("NYAG"), and other state regulators launched investigations into these activities. Even as various Funds and their advisers were reaching regulatory settlements concerning these issues, Plaintiffs rushed to bring a variety of derivative claims against the Fund Defendants without making any pre-suit demand on the Funds' trustees. Plaintiffs assert the following federal derivative claims:

- Defendants allegedly breached their fiduciary duty with respect to the receipt of compensation in violation of Section 36(b) of the ICA by permitting market timing and late trading activity in the Funds (thereby resulting in dilution of Fund assets) and failed to disclose that fact to investors or Fund trustees (Count I);
- Defendants allegedly breached their fiduciary duties by engaging in personal misconduct in violation of Section 36(a) of the ICA (Count II);
- Defendants' advisory agreements with the Funds allegedly were made in violation of the ICA, and thus may be voided under Section 47(b) of the ICA (Count III);
- Defendants allegedly committed fraud in violation of Section 206 of the IAA by permitting market timing and late trading, entitling the Funds to rescind their investment advisory contracts under Section 215 of the IAA (Count IV);

- Various corporate entities allegedly were "control persons" of other Defendants and therefore subject to liability under Section 48(a) of the ICA (Count V).[8]

Pursuant to regulatory settlements concerning these same issues, Fund trustees actively are pursuing the remediation of any harms resulting from alleged market timing and late trading activity.[9] They are involved in a process to evaluate the extent of any injuries to the Funds and their shareholders and distribute billions of dollars to the investors or Funds injured by market timing and/or late trading. To date, independent experts have been retained to consider the extent of any injury and propose a fair allocation of the settlement funds in consultation with Fund trustees, investment advisers and the SEC. These evaluation and distribution processes are underway, but not yet complete.[10]

ARGUMENT

I.

PLAINTIFFS FAIL TO STATE A CLAIM UNDER SECTION 36(b) OF THE ICA

Plaintiffs' allegations of improper market timing and late trading fail to state a legally cognizable claim for breach of fiduciary duty "with respect to the receipt of compensation" in violation of Section 36(b) of the ICA. *First*, Plaintiffs do not even come close to pleading facts showing that the advisory fees charged were disproportionate to the services rendered, as is

---

[8] Counts VI through XII of the Derivative Complaints assert claims under state law, including breach of fiduciary duty, breach of contract, aiding and abetting breach of fiduciary duty, unjust enrichment, interference with contract, and civil conspiracy. As indicated in note 4, *supra*, those claims are not addressed here.

[9] Not all Fund Defendants who join in this memorandum have settled with regulators to date. Those with settlements — all of which call for an active role for Fund trustees — are listed in the chart attached as Exhibit A to the accompanying Declaration of Wesley R. Powell in Support of the Motion to Dismiss Plaintiffs' Consolidated Amended Fund Derivative Complaints, dated February 25, 2005 ("Powell Declaration"). The designation "Ex." herein refers to exhibits to the Powell Declaration.

[10] Each of the settlements is memorialized in an SEC Order which is incorporated by reference in the respective Derivative Complaints or a matter of public record to which reference on a motion to dismiss properly may be made. *See Anheuser-Busch, Inc. v. Schmoke*, 63 F.3d 1305, 1312 (4th Cir. 1995), *vac. on other grounds*, 517 U.S. 1206 (1996). (*See* Ex. B (documents reflecting settlements of Fund Defendants).)

required to state a claim under Section 36(b) in this Circuit.[11] *Second*, alleged mismanagement — which is what Plaintiffs actually do allege — is not conduct covered by Section 36(b). For these reasons, the Section 36(b) claims should be dismissed.

A. Plaintiffs Have Failed to Plead Facts Showing That the Advisory Fees Charged Were Disproportionate to the Services Rendered.

There are only two federal appellate authorities on what is required to plead a legally cognizable claim under Section 36(b): *Migdal v. Rowe Price-Fleming Int'l, Inc.*, 248 F.3d 321 (4th Cir. 2001) and *Krantz v. Prudential Invs. Fund Mgmt. LLC*, 305 F.3d 140 (3d Cir. 2002). Both courts rejected pleadings of the type at bar on Rule 12(b)(6) motions.

In *Migdal*, the Fourth Circuit (affirming Judge Davis of this Court) defined the requirements for pleading a claim under Section 36(b), stating that a plaintiff must allege facts which, if proved, demonstrate that the fees charged were disproportionate to the services rendered:

> The district court held that these allegations failed to state a claim because plaintiffs did not address in any *way the relationship between the fees that the advisers received and the services which they provided in return*. . .
>
> We agree with the district court. To survive a motion to dismiss, a complaint may not simply allege in a conclusory manner that advisory fees are 'excessive.' Instead, a plaintiff must allege facts that, if true, would support a claim that the fees at issue are excessive. As the district court correctly recognized, *in order to determine whether a fee is excessive for purposes of Section 36(b), a court must examine the relationship between the fees charged and the services rendered by the investment adviser.*

Migdal, 248 F.3d at 326-27 (citations omitted) (emphasis added). Because the complaint in *Migdal* did "not address the particular services offered by the defendants," the Fourth Circuit

[11] Section 36(b) provides that investment advisers have a "fiduciary duty with respect to the receipt of compensation" from mutual funds, and creates an express private right of action for mutual fund

concluded that the plaintiffs "have alleged nothing to suggest that the investment advisers' fees are excessive." *Id.* at 328.[12]

In *Krantz* — where the plaintiffs made allegations similar to those at issue in *Migdal* about the directors' lack of independence — the Third Circuit followed *Migdal* and affirmed dismissal of the plaintiff's Section 36(b) claim for excessive compensation "since Plaintiff failed to allege any facts indicating that the fees received were disproportionate to services rendered." *Krantz*, 305 F.3d at 143-44.

Numerous District Courts have granted motions to dismiss Section 36(b) claims on the same basis. For example, in *Yampolsky v. Morgan Stanley Inv. Advisers Inc.*, 2004 WL 1065533 (S.D.N.Y. May 12, 2004), the District Court recently dismissed a Section 36(b) excessive fee claim where the complaint "rel[ied] heavily on generalities about deficiencies in the securities industry, and statements made by industry critics and insiders," but contained no factual allegations "as to the *actual* fee negotiations or management and distribution services rendered by *these* defendants." *Id.* at *2 (emphasis in original). Because the complaint did not, "in sum or substance, indicate how or why the fees are 'so disproportionately large that [they] bear[] no reasonable relationship to the services rendered and could not have been the product of arm's-length bargaining,'" the *Yampolsky* court granted the defendants' motion to dismiss. *Id.* (citations omitted). *See also Levy v. Alliance Capital Mgmt. L.P.*, 1998 WL 744005, at *2-4 (S.D.N.Y. Oct. 26, 1998), *aff'd*, 189 F.3d 461 (2d Cir. 1999) (dismissing Section 36(b) claim

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shareholders for alleged breaches of that duty. 15 U.S.C. § 80a-35(b).

12 *Accord Gartenberg v. Merrill Lynch Asset Mgmt., Inc.* 694 F.2d 923, 928 (2d Cir. 1982) (to violate Section 36(b), "the adviser-manager must charge a fee that is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's-length bargaining") (cited with approval in *Migdal*, 248 F.3d at 326).

because "a complaint may not simply allege in a conclusory manner that the fees are excessive"); *Olesh v. Dreyfus Corp.*, 1995 WL 500491, at *19, 21 (E.D.N.Y. Aug. 8, 1995) (dismissing Section 36(b) claim for failing to allege that the fee is so disproportionately large that it bears no reasonable relationship to the services rendered); *Wexler v. Equitable Capital Mgmt. Corp.*, 1994 WL 48807, at *4 (S.D.N.Y. Feb. 17, 1994) (dismissing Section 36(b) claim where advisory fee allegations were "merely a pleading of a conclusion of fact").

Here, Plaintiffs do not allege — as required by the Fourth Circuit in *Migdal* — *any* facts which, if proved, would demonstrate that the Funds' advisory fees have been so disproportionately large that they have borne no reasonable relationship to the services rendered. *See Migdal*, 248 F.3d at 326-27. Instead, Plaintiffs' Section 36(b) claim rests entirely on market timing and late trading allegations, without any attempt to tie those allegations to a claim that the fees charged were too high. Plaintiffs allege that Defendants "breached their fiduciary duty to the Funds by . . . facilitating, permitting, or encouraging, participating in, or failing to detect and prevent, market timing and late trading, all in exchange for their own benefit, including the receipt of 'sticky assets' and other deposits on which they would and did receive fees and other compensation or by participating in insider trading themselves." (*See, e.g.*, Alliance Compl. ¶ 613.) This does not come close to alleging facts concerning the relationship between the amount of fees and the value of the services rendered, as *Migdal* requires. Plaintiffs' Section 36(b) claim therefore should be dismissed.

B. Plaintiffs' Challenge to the Management of the Funds Is Not Cognizable under Section 36(b).

Plaintiffs attempt to salvage their Section 36(b) claim by asserting that the investment advisers breached their fiduciary duties by permitting, and failing to disclose, the alleged market

timing and late trading. (*E.g.*, Alliance Compl. ¶¶ 606-11, 613.) Such a claim — amounting to allegations of mismanagement — is not cognizable under Section 36(b).

The legislative history of Section 36(b) makes clear that Congress intended this provision to be very narrow and that it was enacted to address a very specific issue: the level of management fees. *See* H.R. REP. NO. 91-1382, at 2-3 (1970). Congress passed this amendment to the ICA in 1970 believing, in large part, that as a mutual fund grew larger, it became less expensive for investment advisers to provide additional services to its shareholders. *See Migdal*, 248 F.3d at 327 ("Congress wanted to ensure that investment advisers passed on to fund investors the savings that they realized from these economies of scale.") Thus, as the Supreme Court has noted, Section 36(b) was added to the ICA in response to concerns about investment advisory fees becoming "unreasonable" as mutual fund assets increased. *Daily Income Fund, Inc. v. Fox*, 464 U.S. 523, 537-39 (1984).

Courts routinely dismiss claims under Section 36(b) that merely allege mismanagement by an adviser. For example, in *Migdal*, 248 F.3d at 327, the plaintiffs contended that the investment adviser's fees were excessive in violation of Section 36(b) because its services were less valuable when the fund underperforms. *Id.* The Fourth Circuit affirmed the district court's dismissal of the claim, stating that "allegations of underperformance alone are insufficient" to plead a claim under Section 36(b) because the statute was not enacted to provide a cause of action to govern "the investment adviser's general performance." *Id.* at 328-29. Relying on the language of Section 36(b), the Fourth Circuit held:

> as the district court recognized, plaintiffs failed to address the relationship between fees and services in their complaint. General breach of fiduciary duty claims which involve merely an incidental or speculative effect on advisory fees are not properly within the scope of Section 36(b).

Id. at 328-29 (emphasis added). Indeed, to allow such claims would "make it possible for other plaintiffs to state a claim in limitless actions filed under Section 36(b)." *Id.* at 328.

Similarly, in *Benak ex rel. Alliance Premier Growth Fund v. Alliance Capital Mgmt. L.P.*, 2004 WL 1459249, at *6 (D.N.J. Feb. 9, 2004), the plaintiff alleged that the investment adviser defendants breached their fiduciary duties under Section 36(b) by improperly investing the fund's assets in Enron. The *Benak* court noted that "the import of the legislative history behind the enactment of Section 36(b)" is inconsistent with the idea "that a plaintiff can utilize Section 36(b) in hindsight as a vehicle to challenge an investment adviser's performance regarding a particular aspect of the overall services provided." *Id.* at *7. Accordingly, the court granted the motion to dismiss the plaintiff's claim:

> The fact that Defendant received payment for its suspect actions does not make the fee arrangement itself improper and does not alone make the claim cognizable under Section 36(b) . . . . The Court will not stretch the language of Section 36(b) to address all improper transactions involving investment advisers simply because they received fees for them.

Id. at *8. The court in *Benak* further remarked that allowing such a claim to proceed "would permit litigants to attack any aspect of an investment adviser's services under Section 36(b) as long as the adviser was paid a fee for the services," but that "[s]uch an expansive interpretation would run counter to the narrow scope intended for the provision." *Id.*[13]

The court in *Green v. Fund Asset Mgmt., L.P.*, 147 F. Supp. 2d 318, 331 (D.N.J. 2001), *aff'd*, 286 F.3d 682 (3d Cir. 2002), reached a similar conclusion. In *Green*, shareholders in

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13 An expansive reading of Section 36(b) also runs counter to the structure of the ICA. Congress addressed more general breaches of fiduciary duty in Section 36(a), enforceable only by the SEC. (*See* Section III *infra*.) In Section 36(b), Congress created distinct rights relating narrowly to the receipt of compensation, enforceable by both the SEC and private parties. To allow Section 36(b) claims based on alleged mismanagement, or alleged breaches of fiduciary duty unrelated to the receipt of compensation, would render Section 36(a) superfluous.

closed-end municipal bond funds claimed that the funds' adviser violated Section 36(b) because its compensation was based upon the total assets of the funds, including assets acquired by leveraging through the issuance of preferred stock. According to the plaintiffs, the compensation arrangement created an improper and undisclosed conflict of interest because the adviser had an incentive to keep the funds fully leveraged at all times to maximize advisory fees, even when economic conditions dictated that the leverage should be reduced. On defendants' motion for summary judgment, the district court rejected the use of Section 36(b) to challenge alleged mismanagement of the funds, even if that mismanagement had the collateral effect of causing higher advisory fees to be paid to the investment adviser:

> Plaintiffs argue that the advisors' failure ever to have 'deleveraged' the funds ... means the advisers have mismanaged the funds and received fees on too great a corpus of assets. But plaintiffs have expressly waived any claim that the advisors' fees were excessive; and to the extent [that] they allege mismanagement, their claim is not cognizable under Section 36(b).

Green, 147 F. Supp. 2d at 330 (emphasis added). On appeal, the Third Circuit affirmed, noting that "Section 36(b) was intended to provide a very specific, narrow federal remedy . . . ." *Green*, 286 F.3d at 685.

Plaintiffs here likewise have failed to state a cognizable claim under Section 36(b). The crux of Plaintiffs' allegations is that the Fund Defendants improperly permitted market timing and late trading activity in the Funds that they managed (thereby resulting in dilution of the Fund assets) and failed to disclose that fact to investors or Fund trustees. (*See* Alliance Compl. ¶¶ 605-607.) But such alleged mismanagement is not conduct covered by Section 36(b). As the courts in *Migdal*, *Benak* and *Green* recognized, to hold otherwise would allow a plaintiff to attack literally any aspect of the investment adviser's services under Section 36(b), merely by

alleging that the adviser was paid a fee for those services. For this reason as well, Plaintiffs' Section 36(b) claim should be dismissed.

II.

BECAUSE PLAINTIFFS DO NOT ALLEGE FACTS SHOWING THAT THE FUNDS HAVE FAILED TO ENFORCE THEIR RIGHTS, FED. R. CIV. P. 23.1 AND STATE LAW BAR PLAINTIFFS FROM PURSUING DERIVATIVE CLAIMS

Plaintiffs purporting to bring derivative claims must comply with Rule 23.1 of the Federal Rules of Civil Procedure. Under that rule, a prerequisite to filing a derivative complaint is that the board has "failed to enforce a right" of the corporation "which may properly be asserted by it." Fed. R. Civ. P. 23.1. In this case, Plaintiffs' derivative claims (other than their claim under Section 36(b)) all fail because Plaintiffs do not allege facts demonstrating that the Funds' trustees are failing to enforce the rights of the Funds. Plaintiffs simply ignore the regulatory settlements and other public materials that show that the Funds' trustees actively are pursuing remedies on behalf of the affected Funds and Fund shareholders and are taking other affirmative measures to safeguard their interests. Plaintiffs fail to allege any facts establishing a legal basis for them to wrest control of the Funds' claims from the Funds' boards. Accordingly, Plaintiffs' derivative claims should be dismissed in their entirety, before the Court even reaches the demand-futility question (addressed in Section III below), or the specific legal defects of such claims.

"A cardinal precept" of the law of corporations "is that directors, rather than shareholders, manage the business and affairs of the corporation." *Aronson v. Lewis*, 473 A.2d 805, 811 (Del. 1984) (citing 8 Del. Code § 141(a)); *see also Kamen v. Kemper Fin. Servs., Inc.*, 500 U.S. 90, 101 (1991). The right to manage the business and affairs of the corporation includes the right to decide whether to "bring a law suit or to refrain from litigating a claim on behalf of a corporation." *Spiegel v. Buntrock*, 571 A.2d 767, 773 (Del. 1990); *see also Daily*

Income Fund, Inc. v. Fox, 464 U.S. 523, 530 (1984) ("the decision to initiate litigation . . . should be made by the board of directors"). A shareholder derivative action is therefore allowed only where the directors have failed or refused to enforce the right at issue. This is a "fundamental" prerequisite that must be met even before the demand-futility question is addressed. *Esposito v. Soskin*, 11 F. Supp. 2d 976, 980 (N.D. Ill. 1998).

Federal Rule of Civil Procedure 23.1 expressly precludes derivative plaintiffs from wresting control of claims being pursued by a corporation's board. Rule 23.1 provides:

> In a derivative action brought by one or more shareholders or members to enforce a right of a corporation . . . , the corporation . . . *having failed to enforce a right which may properly be asserted by it*, the complaint shall . . . allege with particularity the efforts, if any, made by the plaintiff to obtain the action the plaintiff desires from the directors . . . and the reasons for the plaintiff's failure to obtain the action or for not making the effort.

Fed. R. Civ. P. 23.1 (emphasis added); *see also, e.g.*, Del. Ch. Ct. R. 23.1; Mass. R. Civ. P. 23.1. As the Fourth Circuit has stated, the burden is on a putative derivative plaintiff to show that this requirement is satisfied: "Rule 23.1 states that in a derivative action, the shareholder *must establish* that the corporation failed to enforce a right which it properly could have asserted." *Bauer v. Sweeny*, 964 F.2d 305, 307 n.5 (4th Cir. 1992) (emphasis added).

"Only when the corporation's board defaults in its duty to protect the interests of the investors" is the commencement of a shareholders' derivative action permitted. *Felzen v. Andreas*, 134 F.3d 873, 875 (7th Cir. 1998). When a board is pursuing the claims that derivative plaintiffs purport to assert on the corporation's behalf, the derivative suit is barred. *Esposito*, 11 F. Supp. 2d at 980 ("Implicit in [Rule 23.1] . . . is that if the board votes to proceed with the suit, a shareholder derivative suit is prohibited"). To be sure, some shareholders may be "dissatisfied" with the board's handling of the claims. *Felzen*, 134 F.3d at 875. Their remedy,

however, is to "*replace* the board . . . . [T]hey may not *displace* the board in litigation." *Id.* (emphasis in original).

State substantive law requires the same result. In Delaware, "[t]he existence of [a director-initiated] [a]ction conclusively defeats any claim that demand would have been futile. Indeed, there is something to be said for the idea that this Court should inquire no further if it finds that the corporate directors are litigating the same claims advanced in the derivative action." *Silverzweig v. Unocal Corp.*, 1989 WL 3231, at *4 (Del. Ch., Jan. 19, 1989); *In re Delta & Pine Land Co. S'holders Litig.*, 2000 WL 875421, at *6 n.13 (Del. Ch., June 21, 2000) ("[S]hareholder plaintiffs . . . cannot possibly meet the burden of Rule 23.1 [because] . . . the board had already been actively pursuing [the same claims]."). The law of other states is the same. *See, e.g.*, Mass. R. Civ. P. 23.1 ("[T]he corporation . . . *having failed to enforce a right which may properly be asserted by it*," shareholders may "enforce a right of [the] corporation"); *Werbowsky v. Collomb*, 766 A.2d 123 (Md. 2001) ("The shareholder's derivative action [is] an extraordinary equitable device to enable shareholders to enforce a corporate right *that the corporation failed to assert on its own behalf*.") (emphasis added).

Directors' pursuit of claims "to protect the interests of the investors" does not need to take the form of litigation. *Felzen*, 134 F.3d at 875. *See also Silverzweig*, 1989 WL 3231, at *4; *In re Delta*, 2000 WL 875421, at *6; Robert Clark, *Corporate Law* ¶ 15.2, at 640 (1986) (If directors sue "*or tak[e] other corrective action*, their action usually precludes a shareholder-initiated suit.") (emphasis added). Rather, courts recognize that a board may properly choose avenues short of litigation to achieve better strategic results. *See In re Delta*, 2000 WL 875421, at *7 & n.21. Indeed, a board's decision to negotiate, as opposed to litigate, may "evidence[] a well-functioning board [that] recognize[s] that litigation . . . might jeopardize" the corporation's

other vital interests. *Id.* The decision "whether to sue" is entrusted to directors' business judgment. *Id.*

Plaintiffs here fail to allege facts demonstrating that the Funds are not "protect[ing] the interests of the investors." *Felzen*, 134 F.3d at 875. The regulatory settlements that Fund families have reached with government regulators — which are cited throughout the Derivative Complaints — provide that Fund directors will participate in the distribution of billions of dollars in disgorgement and penalties to shareholders and/or mutual funds allegedly harmed by the same market timing and late trading activities at issue in Plaintiffs' suits.[14] (*See* Ex. A (chart summarizing the monetary components of the Fund settlements).)

Plaintiffs do not dispute that under these regulatory settlements Fund boards will participate in the selection of independent experts, who will formulate plans to distribute these massive settlement funds to affected shareholders or mutual funds. The regulatory settlements further provide that the Fund boards will be involved in the "develop[ment]" of a damages distribution "methodology . . . in consultation with" the independent experts, the settling defendants, and the regulators. (*See, e.g.*, Ex. B, Tab B.1 (SEC Order with Alliance), at Part IV.C - .E; Ex. B, Tab B.10 (SEC Order with Invesco), ¶¶ 52-55.)

The regulatory settlements alone demonstrate that Plaintiffs cannot satisfy the burden of establishing that the Funds have failed to enforce their rights. But Plaintiffs also ignore

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14 This Court may consider the provisions of the Fund Defendants' regulatory settlements concerning the distribution of the settlement funds in ruling on this motion. "[T]he Court is entitled to rely on public documents quoted by, relied upon, incorporated by reference or otherwise integral to the complaint, and such reliance does not convert such a motion [to dismiss] into one for summary judgment." *In re Royal Ahold N.V. Sec. & ERISA Litig.*, 351 F. Supp. 2d 334, 349 (D. Md. 2004) (Blake, J.). Plaintiffs here make extensive references to the SEC and the NYAG settlements to bolster their allegations of defendants' wrongdoing — focusing on *allegations* in the regulatory settlement orders that have no binding effect here — but omit any mention of the steps the boards have taken in those regulatory agreements to enforce the rights of the Funds. (*See, e.g.*, Nations Compl. ¶¶ 104, 302, 502; Columbia Compl. ¶¶ 105-08, 283.)

numerous other public materials indicating that the Funds' boards are enforcing the Funds' rights. These materials demonstrate that Fund boards have, among other things, retained independent damages experts to assess the "monetary impact to any funds" affected by market timing, and retained independent counsel to evaluate potential claims. (*See, e.g.*, Press Release, Bank of America and Nations Funds Trustees Announce Actions (Sept. 8, 2003) (Ex. C); BOA 2003 Annual Report at 98 (Ex. D); November 25, 2003 Supplement to March 31, 2003 Alliance Bernstein Bond Fund Prospectus (Ex. E).)[15]

The Derivative Complaints reduce to the untenable suggestion that the trustees "should have assumed a more hostile and litigious position." *In re Delta*, 2000 WL 875421, at *9. But the Funds' boards are not required mechanically to pursue litigation in all circumstances. As the Delaware Chancery Court recognized, litigation often may be harmful to "the best interests of [the corporation] or its shareholders and may even call into question [plaintiff] counsel's ability to adequately represent [the corporation's] shareholders." *Id.* at *7 n.21.

Because Plaintiffs fail to establish that the Funds' boards are not enforcing the Funds' rights, Plaintiffs have not satisfied a precondition to the filing of a derivative action. For this reason, Plaintiffs' derivative claims should be dismissed.

III.

PLAINTIFFS' FAILURE TO MAKE A DEMAND CANNOT BE EXCUSED AS FUTILE

Even if this Court were to determine that the Funds' boards are not enforcing the same rights that Plaintiffs seek to enforce, Plaintiffs' Derivative Complaints nonetheless fail to satisfy Rule 23.1. Plaintiffs admit that they did not make any effort to demand action from the boards of

15 Matters of public record may be considered by the Court even on a motion to dismiss. *See, e.g.*, *In re NAHC, Inc. Sec. Litig.*, 306 F.3d 1314, 1331 (3d Cir. 2002); *United States v. Wood*, 925 F.2d 1580, 1582 (7th Cir. 1991); *Kramer v. Time Warner, Inc.*, 937 F.2d 767, 774 (2d Cir. 1991).

directors or trustees before filing their claims (*see*, *e.g.*, Alliance Compl. ¶¶ 501-505),[16] but fail to allege sufficient reason why demand would have been futile, as required by Fed. R. Civ. P. 23.1. *See Daily Income Fund*, 464 U.S. at 532 n.8.

A shareholder derivative action is an equitable remedy that enables a shareholder, in limited circumstances, to sue on behalf of an entity in which he owns shares. *See, e.g.*, *Heineman v. Datapoint Corp.*, 611 A.2d 950, 952 (Del. 1992). Because "the decision to initiate litigation . . . should be made by the board of directors," a shareholder who wishes to cause an entity to pursue a lawsuit must generally make a pre-suit demand by presenting the allegations that he wishes to pursue to the entity's directors and requesting that they commence litigation. *See Daily Income Fund*, 464 U.S. at 530; Fed. R. Civ. P. 23.1; Del. Ch. Ct. R. Ch. 23.1. Except in "extraordinary circumstances" that may permit the excusal of this demand requirement, *Kamen*, 500 U.S. at 96, a failure to make demand results in the automatic dismissal of the derivative action. *See, e.g.*, *Guttman v. Huang*, 823 A.2d 492, 500 (Del. Ch. 2003); *Harhen v. Brown*, 431 Mass. 838, 848 (2000).

The issue of whether a failure to make demand can be excused is governed by the law of the state under which the entity is organized. *See Kamen*, 500 U.S. at 108-09. Most of the Funds at issue here are Delaware statutory trusts, Massachusetts business trusts, or Maryland corporations.[17] As set forth in more detail below, all three states take a very narrow view of

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16 Plaintiffs' "demand futility" allegations begin at ¶ 502 of each derivative complaint.

17 *See* Ex. F (list of the Funds and their states of organization). The demand requirements relevant to Funds organized under the laws of other states are addressed in the Supplemental Briefs of such Funds. As the relevant Supplemental Briefs explain, demand is not excused under any of these states' laws. For example, some states, such as Wisconsin, have enacted "universal" demand requirements. *See* Wis. Stat. Ann. § 180.0742. Thus, Plaintiffs' failure to make demand automatically requires dismissal of derivative claims brought on behalf of Funds organized under the laws of Wisconsin, *e.g.*, the Strong Funds. Oregon — where a few of the Columbia Funds are incorporated — maintains a common law test for demand futility that resembles the common law approaches of Maryland, Massachusetts and Delaware. *See Baillie v.*

when demand is properly excused. While the exact parameters of their demand requirements vary slightly, all three states require that a plaintiff seeking to be excused from making demand must plead specific, particularized facts demonstrating that the directors to whom the demand should have been presented would not have been "independent and disinterested" in considering the demand. *See Rales v. Blasband*, 634 A.2d 927, 934 (Del. 1993); *Harhen*, 431 Mass. at 844; *Werbowsky*, 766 A.2d at 144.

These principles apply with particular force here. Unlike the typical derivative case involving claims against the directors of the entity accused of committing — and benefiting from — wrongdoing, Plaintiffs here assert claims against the board of the entity allegedly victimized by the wrongdoing of others. The Fund boards of trustees (to which demand must be made) are distinct from the boards of the advisers and related entities. Even if the advisers benefited from market timing or late trading as Plaintiffs allege, the trustees of the Fund boards did not. In fact, Plaintiffs allege that the alleged wrongdoing was "not adequately disclosed to or understood by the trustees of the Funds." (Alliance Compl. ¶ 12.)

Moreover, in recent years, many states have adopted statutes tightening demand requirements and further limiting the circumstances under which demand may be excused. For example, many states have enacted universal demand statutes, under which demand is never excused (legislation which was recommended by both the American Bar Association and the American Law Institute). In November 2003, Massachusetts enacted such a statute, with an

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Columbia Gold Mining Co., 166 P. 965, 971 (Or. Sup. Ct. 1917). As discussed *infra*, demand is not excused under this standard either. Similarly, California law is, for all practical purposes, identical to Delaware law on demand. *See Oakland Raiders v. National Football League*, 93 Cal. App. 4th 572, 586 n. 5 (6th Dist. 2001).

effective date of July 1, 2004. *See* Mass. Gen. Laws, ch. 156D, § 7.42.[18] In addition, as discussed *infra*, Maryland, Delaware, and Massachusetts (before its most recent legislation) enacted statutes that adopt a bright-line test for determining whether a director has a disqualifying "interest" in considering demand (or in making any other decision) in the context of investment companies.

Plaintiffs' assertion that demand should be excused because the Funds' boards would not have been "independent and disinterested in responding to a demand" (*e.g.*, Janus Compl. ¶ 502) is not supported by the particularized allegations necessary to establish futility under either (i) state statutory law applicable specifically to investment company trustees or (ii) state common law.[19]

A. Plaintiffs' Demand Futility Allegations Fail under State Statutes Applicable to Investment Companies.

Plaintiffs' allegations plainly miss the mark under the unique statutory scheme applicable to investment company trustees, such as the Funds' trustees here. Delaware, Maryland and Massachusetts have enacted statutes expressly mandating that any investment company trustee who is not considered to be an "interested" trustee under the ICA is deemed "to be independent and disinterested *when making any determination or taking any action as a trustee*." Mass. Gen. Laws ch. 182, § 2B (emphasis added); Md. Code Ann., Corps. & Ass'ns § 2-405.3 (same);

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18 The application of this statute to bar suit in the various Sub-Tracks involving Massachusetts fund complexes will be discussed in more detail in Supplemental Briefs of various Fund Defendants.

19 Plaintiffs also contend that "the exposure to a substantial likelihood of personal liability [due to an alleged failure of oversight] prevents the directors or trustees from being able to consider a demand impartially, if one had been made." (All Derivative Complaints, ¶ 502 (l) or (o).) This is just another way of saying that the directors would be "interested" in the subject matter of a demand. *See, e.g.*, *Ash v. McCall*, 2000 WL 1370341, at *10 (Del. Ch. Sept. 15, 2000) (issue of whether directors might be subject to personal liability goes to whether such directors "have a disabling interest for pre-suit demand purposes").

12 Del. C. § 3801 (investment company trustee who is not considered to be interested under the ICA "shall be deemed independent and disinterested *for all purposes*") (emphasis added).

The plain language of these statutes, which provides for no exceptions, clearly includes the consideration of a demand.[20] *See* Mass. Gen. Laws ch. 182, § 2B; Md. Code Ann., Corps & Ass'ns § 2-405.2; 12 Del. C. § 3801. As such, a trustee who is not considered to be "interested" under the ICA "shall be deemed to be independent and disinterested" when considering a demand. Accordingly, in order for demand to be excused, Plaintiffs must allege particularized facts sufficient to indicate that a majority of the trustees of each fund were "interested" under the ICA at the time the lawsuits were filed. *See, e.g.*, *Harhen*, 431 Mass. at 844 (demand only excused when "a majority of directors" are interested); *Werbowsky*, 766 A.2d at 144 (same); *Beneville v. York*, 769 A.2d 80, 82 (Del. Ch. 2000) (same).

The ICA sets forth specific bright-line rules for determining whether a trustee is "interested."[21] *See* 15 U.S.C. §§ 80-2(a)(3), (19). For example, among other things, an individual is considered "interested" under the ICA if he is an officer or director of the fund adviser, or if he owns shares of the fund adviser's stock. *Id.*[22]

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20 In fact, these statutes were enacted specifically in reaction to a decision in the Southern District of New York construing Maryland's demand requirement. *See, e.g.*, Burton M. Leibert, *Fund Governance*, Practicing Law Institute, 1056 PLI/Corp 9, 61 (1998) (Maryland statute "necessary to correct the decision of a federal judge in New York" concerning demand requirement); Synopsis, S.B. 365 (Del. 2000); Governor's Legislative File, S.B. 2079 (Mass. 1998).

21 In this respect, the statutory approach to demand futility applicable to investment company trustees in Maryland, Massachusetts, and Delaware takes a middle road between the common law tests, discussed *infra*, and universal demand statutes (such as the one recently enacted in Massachusetts), which require demand regardless of the nature of a trustee's relationship to an adviser or the investment company itself.

22 An individual also is "interested" within the meaning of the ICA if he (i) has engaged in principal transactions with, or distributed shares for the investment company or another investment company with the same adviser; (ii) has loaned money or property to the investment company; (iii) is on the advisory board of the investment company's investment adviser; or (iv) in the previous two years, has been determined by the SEC to have had a material business or professional relationship with the investment company. 15 U.S.C. §§ 80a-2(a)(3), (19). None of these provisions is implicated here.

Other allegations concerning what board trustees did or did not do — including the laundry list of such allegations in the Derivative Complaints — are simply irrelevant to the question of trustee "interest" under the ICA. For example, as the Fourth Circuit and other courts have held, allegations concerning director compensation and appointment (*see* Alliance Compl. ¶ 502) do not establish a lack of director independence under the ICA. *See, e.g.*, *Migdal*, 248 F.3d 321; *Krantz*, 305 F.3d 140; *Verkouteren v. Blackrock Fin. Mgmt., Inc.*, 1999 WL 511411, at *4 (S.D.N.Y. July 20, 1999).

Here, Plaintiffs have not even tried to allege that a majority of trustees of any of the Funds' boards were "interested" within the meaning of the ICA, nor could they.[23] For that reason, they cannot be excused from making demand.

B. Plaintiffs' Demand Futility Allegations Also Fail under State Common Law.

Plaintiffs' allegations also would be insufficient to excuse demand under the common law standards of Maryland, Massachusetts and Delaware. The common law of each of these states strictly adheres to the demand requirement.[24] Only allegations of specific facts demonstrating that the directors are interested, or are similarly conflicted or disabled from considering a demand regarding the particular subject matter of the lawsuit, will excuse this fundamental requirement. Plaintiffs have made no such showing.

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[23] To qualify for certain widely-used exemptive rules promulgated under the ICA, a majority of an investment company's directors must be non-interested (*i.e.*, independent), within the meaning of the ICA. *See* Role of Independent Directors of Investment Companies, Investment Company Act Release No. 25816 (Jan. 2, 2001). For this reason, most investment companies, including the Funds, invest substantial efforts in maintaining such boards.

[24] As discussed more fully in the Supplemental Briefs of certain Funds, many states, including Wisconsin and Massachusetts, have enacted "universal demand" statutes, which supplant common law standards. *See* Wis. Stat. Ann. § 180.0742; Mass. Gen. Laws, ch. 156D, § 7.42. In these states, demand never is excused.

1. **Applicable Common Law Standards.**

a. **Maryland.**

Maryland's highest court recently reiterated that state's strict adherence to the demand requirement. In *Werbowsky v. Collomb*, 766 A.2d 123 (Md. 2001), the Maryland Court of Appeals held that the futility exception should be extremely limited:

> [We] are not willing to excuse the failure to make demand simply because a majority of the directors approved or participated in some way in the challenged transaction or decision, or on the basis of generalized or speculative allegations that they are conflicted or are controlled by other conflicted persons, or because they are paid well for their services as directors, were chosen as directors at the behest of controlling stockholders, or would be hostile to the action. The demand requirement is important.

Id. at 143-44. Significantly, the *Werbowsky* court agreed with other authorities that "in most cases, a pre-suit demand on the directors is not an onerous requirement," and noted that "it gives the directors — even interested, non-independent directors — an opportunity to consider, or reconsider, the issue in dispute." *Id.* at 144.

Werbowsky held that demand futility is "a very limited exception," which should be applied "only when the allegations or evidence clearly demonstrate, in a very particular manner" that a majority of the directors are "so personally and directly conflicted or committed to the decision in dispute that they cannot reasonably be expected to respond to a demand in good faith and within the ambit of the business judgment rule." *Id.*[25]

[25] The only other circumstance in which the *Werbowsky* court acknowledged that demand could be excused was when "a demand, or a delay in awaiting a response to a demand, would cause irreparable harm to the corporation." *Werbowsky*, 766 A.2d at 144. Such is not the case here, nor do Plaintiffs allege so.

b. Massachusetts.

The law of Massachusetts is to the same effect. The Massachusetts Supreme Judicial Court long ago explained, "[i]t would be contrary to the fundamental principles of corporate organizations to hold that a single shareholder can at any time launch the corporation into litigation to obtain from another what he deems to be due it, or to prevent methods of management which he thinks unwise." *Dunphy v. Traveler's Newspaper Ass'n,* 146 Mass. 495, 497 (1888). Accordingly, Massachusetts courts require a derivative plaintiff to plead specific facts demonstrating "that the corporation itself had refused to proceed after suitable demand, unless excused by extraordinary conditions." *Ross v. Bernhard,* 396 U.S. 531, 534 (1970).

To excuse demand under Massachusetts law, a plaintiff must rebut the presumption that directors are "acting, not fraudulently, but with fair discretion in obedience to the law." *Bartlett v. New York, New Haven & Hartford R.R. Co.*, 221 Mass. 530, 532 (1915). As the Massachusetts Supreme Judicial Court held in *Harhen v. Brown,* 431 Mass. 838, 844 (2000), demand will be excused only upon a particularized showing that a majority of directors "have participated in wrongdoing, or are otherwise interested."[26] This is a strict standard; a plaintiff must offer "factual specifications" that a majority of directors "were active wrongdoers or under the control of such wrongdoers or that the other directors or trustees knowingly, willfully and fraudulently colluded with the faithless directors or shared in personal gain as the result of the alleged wrongful transactions." *Greenspun v. Lindley,* 36 N.Y.2d 473, 479-80 (1975) (Massachusetts law). Accordingly, a plaintiff must show not only that some directors were

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[26] As discussed *supra,* Mass. Gen. Laws, ch. 182, § 2B, which defines an investment company director to be "interested" only if he qualifies as such under the ICA, supplants the common law test in the context of investment companies, like the Funds here. Even under the most constricted reading of that statute, however, an investment company director must be "interested" within the meaning of the ICA to meet the

hostile to his suit because of their self-interest, but that a majority of the board at the time of suit were so implicated in the alleged wrongdoing as to make a demand futile. In addition, mere approval by directors of the alleged unlawful action does not constitute sufficient participation in that conduct to excuse demand upon them. *See Demoulas v. Demoulas Super Markets, Inc.*, 2003 WL 22285305 (Mass. Super. Sept. 22, 2003).

c. Delaware.

Similarly, Delaware's law regarding demand reflects the "fundamental precept that directors manage the business and affairs of corporations." *Aronson*, 473 A.2d at 812 (Del. 1984). In Delaware, the right to manage the business and affairs of the corporation includes the right to decide whether to "bring a lawsuit or refrain from litigating a claim on behalf of a corporation." *Spiegel*, 571 A.2d at 773.

To prevent shareholders from "imping[ing] on the managerial freedom of directors," demand is excused only under narrow circumstances. *Aronson*, 473 A.2d at 811. Where a plaintiff's derivative claims do not challenge an underlying affirmative decision by the board, but rather its acts of omission, such as its "failure to oversee subordinates," demand is excused only if there are "particularized factual allegations . . . creat[ing] a reasonable doubt that, as of the time the complaint is filed, the board of directors could have properly exercised its independent and disinterested business judgment in responding to a demand." *Rales*, 634 A.2d at 934 (Del. 1993); *see also* Fed. R. Civ. P. 23.1; Del. Ch. Ct. R. 23.1.

The Delaware Chancery Court has held that the *Rales* test requires an examination into (1) whether a majority of the directors are financially "interested" in the underlying conduct or

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"otherwise interested" prong of the *Harhen* test. Thus, *at the very least*, Plaintiffs would have to show that the Fund trustees "participated in wrongdoing" or met the ICA test. They have done neither.

lack independence; and (2) whether a majority of the directors cannot exercise disinterested judgment on a demand because they might be "compromised by the threat of personal liability." *Guttman*, 823 A.2d at 501-03; *see also Aronson*, 473 A.2d at 815.

Courts construe these requirements strictly. With respect to the first prong of this test, allegations that the directors are compensated for their service or that they are appointed by the parties whom they are being asked to sue are not sufficient bases to excuse demand. *See Aronson*, 473 A.2d at 805. Likewise, as the Fourth Circuit has held, allegations that the directors serve on "multiple boards within a fund complex are insufficient" as a matter of law "to demonstrate control" by others and a lack of independence. *Midgal*, 248 F.3d at 330; *see also Aronson*, 473 A.2d at 805 ("The shorthand shibboleth of 'dominated and controlled directors' is insufficient.").[27]

With respect to the second prong of the demand excusal test, Delaware courts have reiterated time and time again that a "mere threat of personal liability" is not enough to excuse demand. *Aronson*, 473 A.2d at 815; *Ash*, 2000 WL 1370341, at *10. Rather, the complaint must set forth particularized allegations that the board cannot exercise independent and disinterested judgment in considering a demand because it faces a "*substantial likelihood* of director liability." *Aronson*, 473 A.2d at 815 (emphasis added).

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27 As discussed *supra*, the Delaware common law test is not applicable to an investment company, like the Funds here. Under 12 Del. C. § 3801, an investment company director is deemed "interested" only if he qualifies as such under the ICA. Even under the most narrow reading, however, this statute plainly supplants the first prong of the *Rales* test in the context of investment companies.

2. Plaintiffs Fail to Establish Demand Futility under Applicable State Law Standards.

Plaintiffs' laundry list of purported reasons why demand would have been futile in these cases (*see, e.g.*, Compl. ¶ 502)[28] fails to satisfy the stringent tests for pleading demand futility in Maryland, Massachusetts, and Delaware. These purported reasons, which are virtually identical in all of the Complaints, can be grouped into three basic categories:

First, Plaintiffs allege that the trustees are unable to exercise independent and disinterested business judgment in considering a demand because the trustees are beholden to the Funds' advisers, are compensated for their services, and serve on multiple boards of the same Fund complex. (*See, e.g.*, Nations Compl. ¶ 502(b)-(d); Alliance Compl. ¶ 502(b).)

Second, Plaintiffs allege that the trustees cannot consider a demand impartially because they failed to "put into place the proper supervision and control mechanisms" to detect market timing activities despite their alleged general awareness of such issues in the industry. (Alliance Compl. ¶ 502(g).) Plaintiffs contend that the trustees face a substantial likelihood of liability as a result.

Third, Plaintiffs contend that a demand would be "nothing but redundant surplusage" because the trustees now already are aware of the alleged market timing activities in the Funds. In the same vein, Plaintiffs offer the vague suggestion that the trustees' alleged failure to act since these allegations came to light[29] should *ipso facto* excuse demand.

None of these purported reasons suffices as a matter of law.

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[28] These allegations can be found at ¶ 502(b)-(o) of the Derivative Complaints. The paragraph references vary slightly among the Derivative Complaints because additional allegations regarding specific Funds are interspersed with those common to all Funds. For purposes of clarity, the paragraph citations used herein conform to the majority of the Derivative Complaints.

[29] As discussed below and detailed in Part I *supra*, this suggestion is contrary to fact and contrary to the terms of the very Fund settlements that Plaintiffs liberally cite.

a. Plaintiffs' Boilerplate Control Allegations Fail to Establish Director Interest.

Plaintiffs' allegations that the trustees are "interested," due to their well-compensated service on the boards of multiple funds managed by the same adviser,[30] fail as a matter of law. In a line of analogous cases, the Fourth Circuit and other courts have rejected such allegations as insufficient to establish a lack of director independence under the ICA. *See Migdal*, 248 F.3d 321; *Krantz*, 305 F.3d 140; *Verkouteren*, 1999 WL 511411, at *4. These allegations also are inadequate under state common law. In *Werbowsky*, 766 A.2d 123, Maryland's highest court squarely rejected plaintiff's attempt to plead futility on such grounds. There, plaintiff brought a derivative action alleging breach of fiduciary duty in connection with a transaction between Lafarge and its controlling stockholder, LSA. Plaintiff claimed that the seven outside directors were "conflicted because of the fees they make as Lafarge directors and their presumed desire to retain their directorships, which . . . is dependent on their maintaining good relations with LSA and its senior management," and that "six of them are conflicted because of the business that other companies of which they are directors do with Lafarge." *Id.* at 145. The Maryland Court of Appeals dismissed the complaint, affirming the lower court's determination that demand was not excused as futile:

> [T]hose directors were not conflicted or controlled by LSA to the point that a demand upon them would have been futile. There was no evidence presented that their service as Lafarge directors would have caused them to reject a demand for any reason not within the ambit of the business judgment rule. Nor was there evidence that any routine business between other companies on whose boards they served and Lafarge or a Lafarge subsidiary interfered with

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30 Plaintiffs allege no facts even purporting to indicate that the trustees' independent judgment is impaired with respect to third party defendants (the derivative claims against whom also must satisfy the demand requirement). Plaintiffs' allegations focus entirely on the trustees' relationships with the adviser defendants.

> their ability to act independently. There was smoke and speculation, but no evidence.

Werbowsky, 766 A.2d at 145-46. Likewise, in *Scalisi v. Fund Asset Mgmt., L.P.*, 380 F.3d 133 (2d Cir. 2004), the Second Circuit rejected allegations concerning directors' "highly remunerative positions" as a basis for excusing demand under Maryland law, noting that *Werbowsky* "refused to excuse demand 'simply because a majority of the directors . . . are conflicted or controlled by other conflicted persons, or because they are paid well for their services as directors . . . .'" *Scalisi*, 380 F.3d at 140 (quoting *Werbowsky*, 766 A.2d at 143-44).

Delaware and Massachusetts follow the same approach. Generalized allegations that directors receive customary directors' fees for their services on the board and are selected for their positions by the parties whom they are being asked to sue is not a sufficient basis to excuse demand. As the Delaware Chancery Court explained in *Aronson*, 473 A.2d at 805, "it is not enough to charge that a director was nominated by or elected at the behest of those controlling the outcome of a corporate election. That is the usual way a person becomes a corporate director." *See also Decker v. Clausen*, 1989 WL 133617 (Del. Ch., Nov. 6, 1989) ("The fact that [defendants] receive salaries for serving as directors . . . is insufficient to excuse demand."); *Grossman v. Johnson*, 674 F.2d 115, 124 (1st Cir. 1982) (Massachusetts law).

Plaintiffs' related allegations of "longstanding business ties and relationships" with Fund advisers and their affiliates are likewise insufficient. (*See, e.g.*, Alliance Compl. ¶ 505.) Plaintiffs' conclusory assertion of such "ties" does not make any trustee an "interested person" within the meaning of the ICA. *See* 15 U.S.C. § 80a-2(a)(19). Nor are such ties disqualifying under the common law. Demand is not excused simply because directors would have "to sue their friends, family, and business associates." *Abrams v. Koether*, 766 F. Supp. 237, 256 (D.N.J. 1991) (applying Delaware law); *Danielewicz v. Arnold*, 137 Md. App. 601 (2001) ("[W]e

should not simply accept assumptions that a demand would be futile merely based on such [family] relationships"); *Grossman*, 674 F.2d at 124.

b. Plaintiffs' Conclusory Allegations of Director Inaction Are Insufficient to Excuse Demand.

Plaintiffs' allegation that Fund trustees failed to detect and/or take preventative measures against market timing activities in the Funds they oversaw does not suffice to excuse demand.[31] (*See, e.g.*, Alliance Compl. ¶¶ 502(c)-(g), (j), (k), (o).) Plaintiffs do not contend that the trustees participated in any of the alleged wrongdoing. To the contrary, Plaintiffs maintain that the nature and extent of the market timing/late trading activities and their adverse impact on the Funds "were not adequately disclosed to or understood" by the trustees. (*See Id.* ¶¶ 12, 502(h)-(i).) Instead, Plaintiffs point to various publicly-available materials that they allege should have alerted the trustees to the existence of market timing arrangements in the mutual fund industry generally. (*See Id.* ¶ 502(d)-(f).) None of these materials suggested in any way that the Funds or any of the Fund advisers were entering into timing arrangements. Nevertheless, Plaintiffs rely on these publications, and the trustees' positions on the Funds' Audit Committees, to argue that the trustees knew that such arrangements were possible and that they should have taken actions to detect and/or prevent them, but failed to do so.

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[31] Defendants do not concede that they failed to act. (*See supra*, Part I). To the contrary, and as discussed in numerous articles in the national media and press releases issued to the general public, many if not all Fund Defendants quickly launched investigations and charted courses for corrective actions upon learning of any market timing issues with respect to their Funds. (*See, e.g.*, Ex. G (attaching *Bank of America and Nations Funds Trustees Announce Actions*, PR Newswire, Sept. 8, 2003; *Janus Announces Measures to Address Issues Raised by New York Attorney General Eliot Spitzer*, Associated Press Newswires, Sept. 6, 2003; Letter to associates from Jamie Dimon, Bank One Corporation's Chairman, regarding investigation into market timing (Sept. 8, 2003); *Alliance Capital Management Issues a Statement With Regard to Its Mutual Fund Advisory Business*, PR Newswire, Sept. 30, 2003. *Federated Provides Update on Inquiries into Mutual Fund Shareholder Trading Practices*, PR Newswire, October 22, 2003; *Pilgrim Baxter & Associates Announces New Leadership*, Business Wire, November 13, 2003; Fred Alger's *President Praised Employees Who Resisted Effort to Obstruct Mutual Fund Investigation*, PR Newswire, October 16, 2003; *Amvescap Updates Responses to Civil Charges*, PR Newswire, January 14, 2004).)

These allegations do not establish that the trustees actively "participated in wrongdoing," as required under Massachusetts law. *Harhen*, 431 Mass. at 844; *Barlett*, 221 Mass. at 534-35. There are no allegations that the trustees "knowingly, willfully, and fraudulently colluded [for] personal gain." *Greenspun*, 36 N.Y.2d at 479-80 (Massachusetts law). *See also Grossman*, 89 F.R.D. at 659 (plaintiffs must show that "a majority of the board at the time of suit were so implicated in the complained of facts to make a demand futile"). Likewise, these allegations do not "clearly demonstrate, in a very particular manner," as required by Maryland law, that a majority of the directors are "so personally and directly conflicted or committed to [the underlying conduct] in dispute [*i.e.*, the alleged market timing/late trading] that they cannot reasonably be expected to respond to a demand in good faith and within the ambit of the business judgment rule." *Werbowsky*, 766 A.2d at 144.

Similarly, Plaintiffs also have failed to make the particularized allegations sufficient to establish that the trustees' decision-making would be compromised by a "substantial likelihood" of personal liability. Although Plaintiffs propose that trustees might face liability for their alleged failure to implement measures to detect and prevent market timing activities (*see, e.g.*, Alliance Compl. ¶ 502(g)),[32] they come nowhere close to demonstrating that such a claim would be viable, let alone substantially likely to succeed.

A failure-of-oversight claim "is possibly the most difficult theory in corporation law upon which a plaintiff might hope to win a judgment." *In re Caremark Int'l Inc. Derivative Litig.*, 698 A.2d 959, 967 (Del. Ch. 1996). Directors cannot be held liable on such a claim unless they

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32 Plaintiffs also argue that demand should be excused because if the trustees took action it "would be tantamount, from their perspective, to an admission that earlier action on their part was required but not forthcoming, thereby subjecting themselves to a substantial likelihood of personal liability for a breach of their duty of care." (Alliance Compl. ¶ 502(o).) Plaintiffs' circular logic would require demand to be

"ignored either willfully or through inattention obvious danger signs of employee wrongdoing." *Graham v. Allis-Chalmers Mfg. Co.*, 188 A.2d 125, 130 (Del. 1963). This is because, "absent grounds to suspect deception," directors are entitled to "assume[] the integrity of employees and the honesty of their dealings." *In re Caremark*, 698 A.2d at 969. "[O]nly a *sustained or systematic failure* of the board to exercise oversight — such as an *utter failure* to attempt to assure a reasonable information and reporting system exists — will establish the *lack of good faith* that is a necessary condition to liability." *Id.* at 971 (emphasis added). As the Fourth Circuit held in discussing Delaware law, "service as director of a corporation should not be a journey through liability land mines," and "mishaps within a corporation do not alone entitle a plaintiff to bring suit against directors in their personal capacities." *Dellastatious v. Williams*, 242 F.3d 191, 196 (4th Cir. 2001).

Plaintiffs failure to point to any particularized, company-specific information that had been brought to the attention of the trustees (or even specifically to allege that the industry information identified in the Derivative Complaints was brought to the attention of the trustees) lands them far short of this standard. *See Rattner v. Bidzos*, 2003 WL 22284323, at *4 (Del. Ch. Sept. 30, 2003) (Despite complaint's citation to "vast tracts of . . . materials from public sources," "numerous SEC rules and regulations, and FASB and GAAP standards," "particularized facts regarding the Company's internal financial controls" were "conspicuously absent"); *In re Citigroup Inc. S'holders Litig.*, 2003 WL 21384599, at *2 (Del. Ch. June 5, 2003) ("There is nothing in the [complaint] to suggest or to permit the court to infer that any of [the red

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excused *any time* the directors knew about the alleged conduct before demand was made. As discussed in Part III.B.2.c. *supra*, Plaintiffs' position is flatly contrary to law.

flags] ever came to the attention of the board . . . . 'Red flags' are only useful when they are either wa[v]ed in one's face or displayed so that they are visible to the careful observer.").

Moreover, there can be no "substantial likelihood" of trustee liability on these allegations because Fund charter documents (articles of incorporation or declarations of trust) shield the trustees from liability.[33] As the Delaware Chancery Court explained, "[i]n the event that the charter insulates the directors from liability for breaches of the duty of care, then a serious threat of liability may only be found to exist if the plaintiff pleads a *non-exculpated* claim against the directors based on particularized facts." *Guttman*, 823 A.2d at 501 (citing *In re Baxter Int'l, Inc. S'holders Litig.*, 654 A.2d 1268, 1270 (Del. Ch. 1995) (also granting a motion to dismiss for failure to make demand)). Under Delaware law, exculpation provisions can preclude monetary liability even "for acts amounting to gross negligence." *In re Dataproducts Corp. S'holders Litig.*, 1991 WL 165301, at *5 (Del. Ch. Aug. 22, 1991); *see also Wolf v. Ford*, 335 Md. 525, 531 (1994) (exculpation permitted for conduct short of "intentional harms" or "extreme forms of negligence"). Plaintiffs have not alleged conduct amounting to "bad faith" or "wilful malfeasease" and thus cannot establish that trustees face a "substantial likelihood" of liability on a non-exculpated claim. *See In re Baxter*, 654 A.2d at 1270; *Guttman*, 823 A.2d at 506.

c. Allegations That the Trustees Already Are Aware of the Alleged Market Timing Activities Do Not Excuse Demand.

Plaintiffs' allegation that the trustees already are aware of the alleged market timing activities (*see, e.g.*, Alliance Compl. ¶ 502(n)) does not excuse demand either. Plaintiffs contend that no demand is required when trustees already are aware of the matters that would be the

33 Courts consider exculpation provisions as a matter of course, including on a motion to dismiss. *See, e.g., In re Baxter*, 654 A.2d 1268, 1270 (Del. Ch. 1995); *McCall v. Scott*, 239 F.3d 814 n.3 (6th Cir. 2001); *McMichael v. U.S. Filter Corp.*, 2001 WL 418981, at *8 (C.D. Cal. Feb. 26, 2001) ("The certificate of

subject of demand, because "[t]he purpose of a demand requirement is to bring matters to the attention of the trustees so that they can determine what action, if any, to take regarding the matter about which demand is made." (*Id.*) This is squarely at odds with the law in Maryland, Massachusetts, and Delaware.

The judicially recognized purpose of demand in all three states is to protect the directors' prerogative to set corporate policy, including the decision whether or not to pursue a lawsuit. *See Harhen*, 431 Mass. at 844-45; *Aronson*, 473 A.3d at 812; *Werbowsky*, 766 A.2d at 144. A critical component of the demand requirement is to provide directors with "an opportunity to consider, ***or reconsider***, the issue in dispute." *Werbowsky*, 766 A.2d at 144 (emphasis added). As long as a board is capable of acting in a disinterested manner, prior knowledge of a matter under dispute is completely irrelevant to the demand requirement.[34]

* * * * *

In sum, all of Plaintiffs' remaining derivative claims are barred by Fed. R. Civ. P. 23.1. The relevant Fund boards already are enforcing the same rights Plaintiffs seek to have enforced and Plaintiffs' failure to make demand on the Fund boards is not excused.[35]

Based on the arguments set forth above, all of Plaintiffs' derivative claims should be dismissed. In addition to Plaintiffs' failure to satisfy Fed. R. Civ. P. 23.1, however, Plaintiffs'

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incorporation of a Delaware corporation is a publicly filed document, and as such, can be judicially noticed").

34 In addition, the underlying premise of Plaintiffs' argument — that the trustees already have decided not to act — ignores the fact, discussed in Part II *supra*, that the trustees are actively engaged in enforcing the rights at issue, in connection with the very regulatory settlements referenced in Plaintiffs' demand futility allegations.

35 Plaintiffs also fail to comply with Rule 23.1's requirement that "the complaint shall be verified." Fed. R. Civ. P. 23.1. For this reason as well, the Derivative Complaints should be dismissed. *See C.R.A. Realty Corp. v. Scor U.S. Corp.*, 1992 WL 309610, at *1 (S.D.N.Y. Oct. 9, 1992).

federal claims suffer fatal legal defects that require their dismissal on the alternative grounds set forth below.

IV.

NO PRIVATE RIGHT OF ACTION EXISTS UNDER 36(a) OF THE ICA

For the reasons set forth in the Omnibus Memorandum of Law in Support of the Fund Defendants' Motion to Dismiss the Fund Investor Class Complaints ("Omnibus Class Memorandum"), there is no private right of action under Section 36(a) of the ICA. Section 36(a) authorizes the the SEC, to bring an action for "breach of fiduciary duty involving personal misconduct" with respect to investment companies. However, recent Supreme Court authority and *Chamberlain v. Aberdeen Asset Mgmt. Ltd.*, 2005 WL 195520, at *4 (E.D.N.Y. Jan. 21, 2005) make clear that there is no private right of action under that section. For this reason as well, Plaintiffs' Section 36(a) claims should be dismissed.

V.

PLAINTIFFS FAIL TO STATE A CLAIM UNDER SECTION 47 OF THE INVESTMENT COMPANY ACT

Plaintiffs' claims under Section 47(b) of the ICA fail because they do not identify — as they must — even a single term of the advisory agreements that constitutes a violation of the ICA. Plaintiffs' allegations concerning market timing and late trading activity relate entirely to Defendants' conduct in connection with performing lawful contracts. Such allegations do not state a claim under Section 47(b).

Section 47(b), which is a counterpart to Section 29(b) of the Exchange Act, provides in relevant part: "A contract that is made, or whose performance involves, a violation of this subchapter, or of any rule, regulation, or order thereunder, is unenforceable by either party . . . ." 15 U.S.C. § 80a-46(b). Courts look to cases decided under Section 29(b) to interpret Section

47.[36] *See, e.g.*, *Mathers Fund, Inc. v. Colwell Co.*, 564 F.2d 780, 783 (7th Cir. 1977); *Mills v. Elec. Auto-Lite Co.*, 396 U.S. 375, 387 (1970).

To state a claim that "performance [of a contract] involves[] a violation" of the ICA within the meaning of Section 47(b), a plaintiff must allege that the contract *by its terms* violates the statute or the rules and regulations issued thereunder. *C.f.*, *Drasner v. Thomson McKinnon Sec., Inc.*, 433 F. Supp. 485, 502 (S.D.N.Y. 1977) (Section 29(b) "only renders void those contracts which *by their terms* violate the [Exchange] Act" (emphasis added)). It is not sufficient to allege unlawful behavior pursuant to a lawful contract. *C.f.*, *Zerman v. Jacobs*, 510 F. Supp. 132, 135 (S.D.N.Y. 1981) (holding that under Section 29(b) "only unlawful contracts may be rescinded, not unlawful transactions made pursuant to lawful contracts"); *GFL Advantage Fund, Ltd. v. Colkitt*, 272 F.3d 189, 201 (3d Cir. 2001) (rescission for unlawful conduct during course of performance is only proper where the conduct is "inseparable from the performance of the contract"; conduct that is "collateral or tangential to the contract between the parties" cannot support a Section 29(b) claim).

Plaintiffs do not identify any terms of the contracts between the Funds and their investment advisers that are prohibited by the ICA. For this reason as well, Plaintiffs' Section 47 claims should be dismissed.

VI.

THE DERIVATIVE COMPLAINTS FAIL TO STATE A CLAIM FOR CONTROL PERSON LIABILITY

Plaintiffs' claim that various Defendants are subject to "control person" liability under Section 48 of the ICA fails because they have not stated valid ICA claims against any person

[36] Section 29(b) provides that a contract "made in violation of" the Exchange Act, or "the performance of which involves the violation of . . . any provision" of the Exchange Act, shall be void, subject to certain

allegedly "controlled." (*See* Alliance Compl. ¶¶ 647-651.) Section 48 does not provide an independent basis for liability; rather, it imposes liability on those who controlled any person liable under the ICA. *See* 15 U.S.C. § 80a-47. As demonstrated above, Plaintiffs have failed to state a valid ICA claim against any other person. For this reason as well, and for the other reasons set forth in the Omnibus Class Memorandum, Plaintiffs' claim for control person liability also should be dismissed.[37] *See In re Merrill Lynch & Co. Research Reports Sec. Litig.*, 272 F. Supp. 2d 243, 264 (S.D.N.Y. 2003) ("Because Plaintiff has failed to state a claim against the Defendants for a primary violation of the federal securities law, her claims for control person liability necessarily fail"); *In re Alliance N. Am. Gov't Income Trust, Inc. Sec. Litig.*, 1996 WL 551732, at *11 (S.D.N.Y. Sept. 27, 1996).

VII.

PLAINTIFFS' CLAIMS UNDER THE IAA SHOULD BE DISMISSED

Plaintiffs' claims under the IAA, 15 U.S.C. § 80b-15 — based on allegations that Defendants "facilitated, encouraged, permitted, and participated in, or failed to detect and prevent, market timing or late trading" and "did not make full and fair disclosure" of this conduct in violation of Section 206 of the IAA, 15 U.S.C. § 80b-6 — suffer from several fatal defects.[38]

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conditions. 15 U.S.C. § 78cc(b).

37 In addition, there is no private right of action for "control person" liability in connection with Section 36(b). Such a claim would impermissibly nullify the express limitation of liability provided in Section 36(b) itself. Congress expressly limited liability to the "recipient of the compensation and payments" challenged in a Section 36(b) claim. To allow Section 48(a) to expand Section 36(b) liability to "control persons" would violate the settled rule that "a specific statute will not be controlled or nullified by a general one. . . ." *Morton v. Mancari*, 417 U.S. 535, 550-51 (1974).

38 Section 206, which prohibits certain transactions by investment advisers, provides, in pertinent part, that it shall be unlawful for any investment adviser:

> (1) to employ any device, scheme, or artifice to defraud any client . . . ;
> (2) to engage in any transaction, practice, or course of business which operates as a fraud or deceit upon any client . . .; or . . .

(*See, e.g.*, One Group Compl. ¶¶ 637-643.) *First*, Plaintiffs have not stated a claim under the IAA, because they have failed to identify any provision of the investment advisory contracts that, by its terms, violates the IAA. *Second*, Plaintiffs cannot sustain a claim for damages under the IAA because there is no private right of action to pursue such a remedy. *Third*, Plaintiffs' IAA claims fail to meet the stringent pleading requirements they must satisfy under Fed. R. Civ. P. 9(b). *Fourth*, Plaintiffs cannot sustain IAA claims against defendants who were not parties to the investment advisory agreements at issue. *And fifth*, Plaintiffs' IAA claims based on alleged violations of Section 206(1) fail because they do not adequately plead scienter.

A. Plaintiffs Do Not Plead a Valid Claim for Relief under the IAA.

Plaintiffs have not identified any contractual provision that violates the IAA, and therefore have not pleaded a valid claim for rescission under the IAA. Section 215 of the IAA provides a right to rescind a contract "made in violation of any provision" of the IAA, analogous to the right provided under Section 47 of the ICA. *See Blatt v. Merrill Lynch, Pierce, Fenner & Smith Inc.*, 916 F. Supp. 1343, 1349 (D.N.J. 1996); *see also* Part V, *supra*. The language of Section 215 is similar to that of Section 47, and nearly identical to the language of Section 29(b) of the Securities Exchange Act of 1934, to which courts have analogized Section 47. (*See* Part V, *supra*.) Like those provisions, the statutory language is clear that allegations of wrongful conduct pursuant to a lawful contract do not state a claim under Section 215. Plaintiffs' IAA claims, however, rest solely on such allegations, *i.e.*, the market timing and late trading

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(4) to engage in any act, practice, or course of business which is fraudulent, deceptive, or manipulative.

15 U.S.C. § 80b-6. Section 215 provides that contracts "the performance of which involves the violation of" the IAA "shall be void." 15 U.S.C. § 80b-15(b).

allegations. Plaintiffs' failure to identify any provision of the investment advisory contracts that *by its terms* violates the IAA requires dismissal of their IAA claims.[39]

B. The IAA Does Not Provide a Private Right of Action to Sue for Damages.

Plaintiffs cannot sustain a claim under the IAA to recover alleged losses relating to the reduction in assets and value of the Funds caused by alleged market timing and/or late trading. (*See, e.g.*, Alliance Compl. ¶ 645; One Group Compl. ¶ 643.) There is no private right of action for damages under the IAA.

As the Supreme Court explained in *Transamerica Mortgage Advisors, Inc. v. Lewis*, 444 U.S. 11, 24 (1979), the IAA provides only "a limited private remedy of voiding the investment adviser contract under Section 215" and "confers no other private causes of action, legal or equitable." Following *Transamerica*, courts have uniformly held that there is no private right of action for damages under the IAA.[40]

A corollary to this result is that the right to rescind a contract that violates the IAA — available under Section 215 — is extremely limited. Although rescission may include the right to "restitution of the consideration [fees] given under the contract, less any value conferred by the other party," *Transamerica Mortgage*, 444 U.S. at 25 n.1, the Supreme Court cautioned that it does *not* include "compensation for any diminution in the value of the rescinding party's

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39 Even if Plaintiffs had pleaded a claim for rescission under Section 215 — and they have not — they have not pleaded any claim for restitution in connection with such rescission. A claim for "restitution of the consideration [fees] given under the contract, less any value conferred by the other party," *Transamerica Mortgage Advisors, Inc. v. Lewis*, 444 U.S. 11, 25 n. 1 (1979), necessarily depends on the fees being greater than the value conferred. Plaintiffs, however, have not pleaded that the investment advisory fees paid exceeded the value of the services provided. *See also* Part I (discussing Plaintiffs' failure to plead allegations concerning the relationship between the fees charged and the services rendered).

40 *See, e.g.*, *Corwin v. Marney, Orton Invs.*, 788 F.2d 1063, 1066 (5th Cir. 1986); *Fraioli v. Lemcke*, 328 F. Supp. 2d 250, 274 (D.R.I. 2004); *Morris v. Wachovia Sec., Inc.*, 277 F. Supp. 2d 622, 643 (E.D. Va. 2003); *Goldstein v. Malcolm G. Fries & Assocs., Inc.*, 72 F. Supp. 2d 620, 624-25 (E.D. Va. 1999); *SSH Co. v. Shearson Lehman Bros. Inc.*, 678 F. Supp. 1055, 1058 (S.D.N.Y. 1987).

investment alleged to have resulted from the adviser's action or inaction. Such relief could provide by indirection the equivalent of a private damages remedy that we have concluded Congress did not confer." *Id.*; *see also Conrardy v. Ribadeneira*, 1990 WL 66603, at *4 (D. Kan. Apr. 19, 1990) (restitution of "consideration paid" under IAA does not include purchase price of securities or diminution in value of securities purchased).

C. Plaintiffs' IAA Claims Fail Because They Are Not Pleaded with Particularity.

Plaintiffs' IAA claims against all Defendants also should be dismissed for the independent reason that they fail to meet the stringent pleading requirements of Fed. R. Civ. P. 9(b). Claims under the IAA sound in fraud and must be pleaded with particularity under Fed. R. Civ. P. 9(b). *See, e.g., Polera v. Altorfer, Podesta, Woolard & Co.*, 503 F. Supp. 116, 119 (N.D. Ill. 1980); *Nairobi Holdings Ltd. v. Brown Bros. Harriman & Co.*, 2002 WL 31027550, at *9 (S.D.N.Y. Sept. 10, 2002); *see also Carroll v. Bear, Stearns & Co.*, 416 F. Supp. 998, 1001 (S.D.N.Y. 1976) (wording of Section 206 "is identical to the language employed in R. 10b-5 [so] the same pleading requirements with respect to particularity and scienter apply").

To satisfy Rule 9(b), Plaintiffs must: (1) specify each allegedly fraudulent statement or omission; (2) identify the speaker of each such statement; (3) state where and when each such statement was made; and (4) explain why each such statement or omission was fraudulent. *Acito v. IMCERA Group, Inc.*, 47 F.3d 47, 53 (2d Cir. 1995); *see also Harrison v. Westinghouse Savannah River Co.*, 176 F.3d 776, 784 (4th Cir. 1999). Conclusory allegations of fraud are not enough. *Acito*, 47 F.3d at 53; *Shahidi v. Merrill Lynch, Pierce, Fenner & Smith, Inc.*, 2003 WL 21488228 (M.D. Fla. Apr. 28, 2003); *Carroll*, 416 F. Supp. at 1001.

Plaintiffs' allegations do not meet these stringent standards. Plaintiffs make no specific allegations concerning purported misstatements or omissions made by each particular Defendant. Instead, they offer only a laundry list of prospectus language that they claim is misleading, and

conclusory allegations that all the Defendants in each Fund family — as a group — failed to disclose alleged market timing or late trading activities. (*See, e.g.*, One Group Compl. ¶¶ 265 – 277, 641.) This type of "group pleading," however, does not satisfy Rule 9(b). As one court recently explained:

> [Rule 9(b)] requires "at a minimum" for each alleged misstatement or omission, plaintiffs must plead specific facts concerning, for example, when *each* defendant or other corporate officer learned that a statement was false, how *that* defendant learned that the statement was false, and the *particular* document or other source of information from which the defendant came to know that the statement was false.

Glaser v. Enzo Biochem., Inc., 303 F. Supp. 2d 724, 734 (E.D. Va. 2003) (quotation omitted) (emphases in original).

Similarly, in *In re Royal Ahold N.V. Sec. & ERISA Litig.*, 2004 WL 2955934, at *23-24 (D. Md. Dec. 21, 2004) (Blake, J.), this Court found that the "group published information" doctrine — which presumes that "statements in company generated documents represent the collective work of those individuals directly involved in the company's daily management," *Dunn v. Borta*, 369 F.3d 421, 434 (4th Cir. 2004) — "is inconsistent with the particularity and specificity required" by Rule 9(b). *See also In re First Union Corp. Sec. Litig.*, 128 F. Supp. 2d 871, 888 (W.D.N.C. 2001); *In re Medimmune, Inc. Securities Litig.*, 873 F. Supp. 953, 961 n.7 & 964 (D. Md. 1995). Because Plaintiffs rely solely on "group pleading" allegations to support their IAA claims, those claims should be dismissed.

D. Plaintiffs Cannot State a Claim Under the IAA against Any Defendant That Was Not a Party to the Investment Advisory Contract.

Even if Plaintiffs had stated a valid claim for relief under the IAA — which they have not — Plaintiffs have no legal basis to bring IAA claims against parties who are not parties to the investment advisory contracts at issue, *i.e.*, Fund trustees; Fund sub-advisers; distributors and

former distributors; and advisers' officers, directors, or employees. By its terms, the IAA "only applies to 'investment advisers,' that is those who receive consideration for rendering investment advice." *Washington v. Baenziger*, 656 F. Supp. 1176, 1177 (N.D. Cal. 1987).[41] Accordingly, the only proper parties in a private suit under the IAA — in which the only potentially available remedy is rescission, *see* Part VI.A., *supra* — are the parties to the investment advisory contract.[42]

Because Plaintiffs allege that only the various Funds and the investment adviser defendants were parties to the relevant investment advisory contracts (*see, e.g.*, One Group Compl. ¶ 21(a)(iii)), their IAA claims against Defendants other than the investment advisers — *i.e.*, Defendants who were not parties to these contracts — should be dismissed.

E. Plaintiffs' Section 206(1) Claims Should Be Dismissed Because the Complaint Does Not Properly Allege That Defendants Acted with Scienter.

Plaintiffs' IAA claims based on alleged violations of Section 206(1) fail for the additional reason that Plaintiffs fail adequately to plead scienter. A claim under Section 206(1) — a traditional anti-fraud provision — must be supported by particularized allegations of facts demonstrating that each defendant acted with "an intent to deceive, manipulate, or defraud." *S.E.C. v. Steadman*, 967 F.2d 636, 641 & n.3 (D.C. Cir. 1992) (dismissing Section 206(1) claim

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41 The IAA defines an investment advisor as: "any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities." 15 U.S.C. § 80b-2(a)(11). This definition of investment adviser explicitly excludes "any broker or dealer whose performance of (advisory) services is solely incidental to the conduct of his business as a broker or dealer and who receives no special compensation therefor." 15 U.S.C. § 80b-2(a)(11).

42 *See, e.g., Wang v. Gordon*, 715 F.2d 1187, 1192 (7th Cir. 1983); *Neely v. Bar Harbor Bankshares*, 270 F. Supp. 2d 44, 49 (D. Me. 2003); *Paul S. Mullin & Assocs., Inc. v. Bassett*, 632 F. Supp. 532, 537 (D. Del. 1986); *In re Catanella & E.F. Hutton & Co. Sec. Litig.*, 583 F. Supp. 1388, 1419 (E.D. Pa. 1984); *Margaret Hall Found., Inc. v. Atl. Fin. Mgmt., Inc.*, 572 F. Supp. 1475, 1485 (D. Mass. 1983); *Cortlandt v. E.F. Hutton, Inc.*, 491 F. Supp. 1, 4 (S.D.N.Y. 1979); *Kaufman v. Merrill Lynch, Pierce, Fenner & Smith, Inc.*,

because record did not support a determination that defendants acted with the requisite scienter); *see also Ottmann v. Hanger Orthopedic Group, Inc.*, 353 F.3d 338, 343 (4th Cir. 2003); *Muller v. M.D. Sass Assocs., Inc.*, 1992 WL 80938, at *11 (D.N.J. Apr. 22, 1992) (dismissing 206(1) claim for failure to allege requisite scienter); *Steadman v. S.E.C.*, 603 F.2d 1126, 1134 (5th Cir. 1979); *S.E.C. v. Moran*, 922 F. Supp. 867, 896 (S.D.N.Y. 1996). Allegations of mere negligence will not suffice. *Ottmann*, 353 F.3d at 343; *Muller*, 1992 WL 80938, at *11; *Carroll*, 416 F. Supp. at 1000-01.

Plaintiffs' purported pleading of scienter rests entirely on "group pleading" allegations that (i) Fund prospectuses contain statements concerning limitations on frequent trading and valuation of Fund shares; and (ii) investment adviser defendants acted contrary to these statements. (*See, e.g.*, One Group Compl. ¶¶ 265 – 277.) Such "group pleading" allegations are not sufficient to plead scienter. *See In re Cendant Corp. Sec. Litig.*, 190 F.R.D. 331, 336 (D.N.J. 1999); *see also* Part VI.C., *supra*. Plaintiffs' failure to plead scienter with particularity as to each defendant requires dismissal of their IAA claims based on alleged violations of Section 206(1).

VIII.

PLAINTIFFS LACK STANDING TO ASSERT DERIVATIVE SECURITIES CLAIMS REGARDING CERTAIN FUNDS

Plaintiffs have no standing to assert claims relating to funds in which they hold no shares or on behalf of Funds in which no alleged market timing or late trading occurred, *i.e.*, Funds in which there is no alleged injury in fact.

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464 F. Supp. 528, 538 (D. Md. 1978); *see also In re Stein*, 2003 WL 1125746, at *3 (S.E.C. Release No. 2114, Mar. 14, 2003) (dismissing IAA claim brought against investment adviser's employee).

A. Plaintiffs May Not Sue Derivatively on Behalf of Funds in Which They Are Not Shareholders.

Plaintiffs fail the share-ownership requirements for maintaining a derivative action on behalf of Funds in which they do not own shares. Often referred to as the "continuous ownership" requirement, in order to have standing to bring a derivative suit, a plaintiff must own shares in the entity on whose behalf the suit is purportedly brought. The United States Supreme Court recognized the "continuous ownership" requirement for derivative standing more than a century ago. *See Hawes v. Oakland*, 104 U.S. 450, 462 (1881); *Venner v. Great N. Ry.*, 209 U.S. 24, 34 (1908). The principle is now embodied in Fed. R. Civ. P. 23.1: "the complaint . . . shall allege [ ] that the plaintiff was a shareholder or member at the time of the transaction of which plaintiff complains."

The "continuous ownership" requirement also is a bedrock principle of state law. *See, e.g.*, 8 Del. C. Section 327 ("it shall be averred in the complaint that the plaintiff was a stockholder of the corporation at the time of the transaction of which such stockholder complains"); Md Code, Corps and Assoc., Section 4A-802 ("a plaintiff in a derivative action shall: (1) Be a member at the time the action is brought; and (2)(i) Have been a member at the time of the transaction of which the plaintiff complains"); Mass. R. Civ. P. Rule 23.1 (same); *In re New Valley Corp. Derivative Litig.*, 2004 WL 1700530, at *3-4 (Del. Ch. June 28, 2004) ("continuous stock ownership to maintain a derivative action . . . has been a staple of Delaware law for over two decades" and a "bedrock tenet of Delaware law").

A plaintiff purporting to sue derivatively under Fed. R. Civ. P. 23.1 must be a shareholder "at the time of the transaction of which the plaintiff complains," *i.e.*, plaintiff's ownership interest must be contemporaneous with the misconduct alleged. The complaint also must demonstrate that the plaintiff was a shareholder at the time of suit. *See, e.g.*, *Portnoy v. Kawecki*

Berylco Indus., Inc., 607 F.2d 765, 767 (7th Cir. 1979); *Brambles USA, Inc. v. Blocker*, 731 F. Supp. 643, 648 (D. Del. 1990). The right of action created by Section 36(b) of the ICA similarly is expressly restricted to claims brought by "*a security holder* of such registered investment company on behalf of such company." 15 U.S.C. § 80a-35 (emphasis added).

Standing also is a requirement under Article III, Section 2 of the Constitution. To have standing, Article III requires that a plaintiff (1) have a personal injury (2) fairly traceable to the defendants' allegedly unlawful conduct and (3) likely to be addressed by the requested relief. *Allen v. Wright*, 468 U.S. 737, 751 (1984); *accord Raines v. Byrd*, 521 U.S. 811, 818-19 (1997).[43]

These requirements ensure that a derivative plaintiff has suffered an injury (albeit an *indirect* one flowing from the injury suffered *directly* by the corporation), and has an interest in the outcome of the case. *See Ensign Corp., S.A. v. Interlogic Trace, Inc.*, 1990 WL 213085, at *2 (S.D.N.Y. Dec. 19, 1990) (the contemporaneous ownership requirement "insure[s] that derivative actions are brought by shareholders who have actually suffered injury and have an interest in the outcome of the case"); *Pullman-Peabody Co. v. Joy Mfg. Co.*, 662 F. Supp. 32, 36 (D.N.J. 1986) (the contemporaneous ownership requirement should be applied to "ensure that the action is brought by an injured stockholder on behalf of the corporation").

As courts have made clear, a plaintiff who does not own shares in a fund lacks standing to bring an action on behalf of that fund. Directly on point is *Kauffman v. Dreyfus Fund Inc.*, 434 F.2d 727 (3d Cir. 1970). In *Kauffman*, the plaintiff owned shares in four mutual funds and

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43 A party invoking federal jurisdiction bears the burden of establishing each of the elements of standing. *Lujan v. Defenders of Wildlife*, 504 U.S. 555, 561 (1992). Injury in fact is an invasion of a legally protected interest that is concrete and particularized, and actual or imminent. *Id.*; *see also Green v. Fund Asset Mgmt.*, 147 F. Supp. 2d 318, 327 (D.N.J. 2001). "Particularized" means that the injury must affect

brought ICA claims regarding brokerage payments made by those funds. After deciding that the plaintiff must bring those claims derivatively on behalf of the funds rather than directly, the Third Circuit refused to allow the plaintiff to sue either as a class action or derivatively on behalf of 61 other similarly situated funds in which the plaintiff did not hold shares. *Id.* at 734-36. Regarding a derivative suit, the Third Circuit noted:

> It is uncontroverted that appellee is not now nor ever was a stockholder of any of the 61 funds he wishes to represent as a class representative in his derivative action. Thus, he has not complied with [Fed. R. Civ. P. 23.1's] unambiguous requirement – amounting to a legal principle – that one who does not own shares in a corporation is not qualified to bring a derivative action in his behalf.

Id. at 735.[44]

One of the underlying market-timing cases in this MDL also is directly on point. In *Williams v. Bank One Corp.*, 2003 WL 22964376 (N.D. Ill., Dec. 15, 2003), an investor in two series of mutual funds issued by a Massachusetts business trust sought to sue derivatively on behalf of all funds in the business trust.[45] The district court rejected that attempt to sue on behalf of funds in which the plaintiff held no interest stating:

> What controls . . . is the total separateness of the beneficial interest in the funds, with Williams being a shareholder in only two of them . . . . [A]s for the other One Group Funds, any notion of

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the plaintiff in a *personal* and *individual* way. *Lujan*, 504 U.S. at 561 n.1. Plaintiffs clearly do not satisfy these standing requirements here.

44 *See also Zucker v. AIM Advisors, Inc.*, Civil Action No. H-03-5653, slip op. at 11-13 (S.D. Tex. Jan. 20, 2005) (derivative claims brought by plaintiffs on behalf of funds in which they owned no shares dismissed on summary judgment because plaintiffs did not satisfy share-ownership requirements of Fed. R. Civ. P. 23.1, relying on *Kaufman*) (Ex. H); *Lieber v. Invesco Funds Group, Inc.*, Civil Action No. H-03-5744, slip op. at 12-14 (S.D. Tex. Jan. 20, 2005) (same) (Ex. I).

45 *Williams* is one of the cases transferred to this Court by the Judicial Panel on Multidistrict Litigation, *see* Conditional Transfer Order No. 1 (J.P.M.L. March 3, 2004), and in fact is the lead case in the One Group Sub-Track. *See* Consolidated Amended Fund Derivative Complaint, Nos. 04-md-15863, 04-cv-00832 (D. Md. filed Sept. 29, 2004). As such, this holding is law of the case, should control with respect to the One Group Sub-Track, and should also apply with respect to the MDL proceedings generally.

> Williams being able to bootstrap upstream to the business trust [which issued all of the fund series] and thence downstream to the other separate funds clearly has nothing at all to commend it.

Id. at *1.[46]

That is precisely the case here. Plaintiffs seek to sue on behalf of hundreds of Funds that are separate from the ones in which they own shares, and in which they hold no "beneficial interest." Having no stake whatsoever in those Funds, Plaintiffs lack standing to sue derivatively on their behalf. *See Kauffman*, 434 F.2d at 736; *Williams*, 2003 WL 22964376, at *1. For this reason as well, such claims therefore should be dismissed.

B. Plaintiffs Lack Standing to Assert Claims on Behalf of Funds in Which No Market Timing or Late Trading Occurred.

Plaintiffs also lack standing to pursue claims on behalf of Funds that have suffered no alleged injury. Plaintiffs, however, attempt to do just that, by lumping into their suits Funds in which there has been no alleged market timing or late trading activity. All claims against such Funds should be dismissed.

Under Article III, Plaintiffs have the "burden of establishing that their claimed injury is personal, particularized, concrete, and otherwise judicially cognizable." *Raines*, 521 U.S. at 820. Claims unconnected to such an injury must be dismissed. For example, in *Olesh v. Dreyfus Corp.*, 1995 WL 500491, at *16 (E.D.N.Y. Aug. 8, 1995), plaintiffs alleged that the defendant investment adviser's plan to reduce or eliminate fee waiver arrangements on many funds within that fund family violated the ICA. The court held that the plaintiffs lacked the constitutionally

[46] *See also Herman v. Steadman*, 50 F.R.D. 488, 489-90 (S.D.N.Y. 1970) (shareholder in one fund bringing ICA claims derivatively could not also bring a derivative action on behalf of two other funds in which he did not own shares because "such a result is contrary to Rule 23.1"); *Verrey v. Ellsworth*, 303 F. Supp. 497, 500 (S.D.N.Y. 1969) (plaintiff was not entitled to sue derivatively for excessive fees and charges allegedly paid by three funds in which she held no interest); *In re Value Line Special Situations Fund Litig.*, 1974 WL 412, at *8 (S.D.N.Y. June 13, 1974) (shareholders in one Value Line fund could not sue derivatively on behalf of other Value Line funds).

required "injury in fact" because the funds in which they owned shares did not have any fee waiver agreements in effect: "[a]ny action by Mellon to phase out waiver agreements with other funds cannot constitute a harm to plaintiffs' funds . . . since their funds have suffered no injury." *Id.* at *17.

Here, Plaintiffs are shareholders in mutual funds offered by open-end management investment companies, which take the form either of business trusts or corporations.[47] Although the structures of the various investment companies may differ, they share one critical attribute: a share in a given mutual fund represents an interest in the portfolio of securities and other assets owned by *that* mutual fund, *and no other.* Thus, as Plaintiffs acknowledge, the price (NAV per share) of a mutual fund share "reflects the closing prices of the securities in a *particular fund's* portfolio," plus cash on hand in that fund and less fund expenses. (*See, e.g.*, Columbia Sub-Track Fund Derivative Complaint, ¶ 41 (emphasis added).) Because each fund's portfolio of securities is different, the NAV per share of each mutual fund is unique to that fund, and bears no relation to the NAV per share of any other fund.

Nonetheless, Plaintiffs purport to bring a derivative action on behalf of *every single* fund within the fund families at issue, even though they do not allege that any market timing or late trading occurred in the majority of those funds. (*See, e.g.*, Alliance Compl. ¶ 4 (suing on behalf of each and every Fund in the AllianceBernstein family of mutual funds "whether or not the particular Fund was the direct victim of market timing or late trading").) However, market timing activity in one fund — even if it may have the effect of diluting the NAV per share of that

[47] The specific organizational structure of the various mutual fund complexes varies, and will be addressed separately in supplemental memoranda submitted by the respective Fund Defendants. For purposes of convenience, this section of the Fund Defendants' Memorandum cites to paragraphs in the Columbia Sub-Track Fund Derivative Complaint, but those relevant to the instant argument are largely the same across all Sub-Tracks in the MDL.

fund — has no effect on the NAV per share of any other fund. For the same reason, a shareholder of one fund has no stake in the outcome of an effort to obtain a forfeiture of or reduction in the fees paid by another fund, because any forfeiture or reduction of fees would inure only to the benefit of that other fund and its shareholders.

Plaintiffs' mere allegation that non-timed Funds also were injured — without more — cannot support Article III standing to pursue such claims. Plaintiffs offer no facts to support their conclusory and speculative statement that market timing and/or late trading harmed those other Funds because some expenses "*may* be shared among all Funds" in that fund family, and because "investors have fled" all the Funds in that family following public disclosure of market timing and late trading in some of those funds. (Alliance Compl. ¶ 4 (emphasis added).)

Under Fed. R. Civ. P. 8, these empty assertions do not meet Plaintiffs' Article III burden of pleading a "personalized, particularized and concrete" injury. Rule 8 requires a pleading to state "facts . . . rather than legal conclusions unsupported by facts." Wright & Miller, *Federal Practice & Procedure* § 1216 (1998). As the Fourth Circuit has held, "more detail often is required than the bald statement by a plaintiff that he has a valid claim of some type against defendant," which requirement "serves to prevent costly discovery on claims with no underlying factual or legal basis." *Migdal*, 248 F.3d at 326. *See also Morse v. Lower Merion Sch. Dist.*, 132 F.3d 902, 906 (3d Cir. 1997); *Leeds v. Meltz*, 85 F.3d 51, 53 (2d Cir. 1996); *Moore's Federal Practice* § 12.34[1][b] (3d ed. 1997) ("conclusory allegations or legal conclusions masquerading as factual conclusions will not suffice to prevent a motion to dismiss"). Plaintiffs' claims on behalf of Funds in which no market timing or late trading occurred therefore should be dismissed for this reason as well.

CONCLUSION

For the foregoing reasons, the Derivative Complaints should be dismissed in their entirety with prejudice.

Dated: February 25, 2005

Respectfully submitted,

CLIFFORD CHANCE US LLP

By: [signature]

Mark A. Kirsch
Mark Holland
Wesley R. Powell
Mary K. Dulka
Anthony M. Candido
Margaret M. Snyder
31 West 52nd Street
New York, New York 10019
(212) 878-8000 (ph)
(212) 878-8375 (fax)
mark.holland@cliffordchance.com

Attorneys for Defendants
Alliance Capital Management L.P.,
Alliance Capital Management Holding L.P.,
Alliance Capital Management Corporation,
Marc O. Mayer, Roger Hertog, and
Tak-Lung Tsim

Of Counsel:

Paul K. Rowe, Esq.
Stephen R. DiPrima, Esq.
Martin J.E. Arms, Esq.
WACHTELL, LIPTON, ROSEN
& KATZ
51 West 52nd Street
New York, New York 10019
Tel: 212.403.1000
Fax: 212.403.2000
pkrowe@wlrk.com
srdiprima@wlrk.com
mjearms@wlrk.com

-and-

James D. Mathias, Esq.
David Clarke, Jr., Esq.
Strider L. Dickson, Esq.
DLA PIPER RUDNICK GRAY
CARY US LLP
6225 Smith Avenue
Baltimore, Maryland 21209
Tel: 410.580.3000
Fax: 410.580.3001
james.mathias@dlapiper.com
david.clarke@dlapiper.com
strider.dickson@dlapiper.com

Attorneys for Defendants Bank of America Corporation, Bank of America, N.A., Banc of America Securities, LLC, Banc of America Capital Management, LLC, BACAP Distributors, LLC, Columbia Management Group, Inc., Columbia Fund Services, Inc., Columbia Funds Distributor, Inc., Columbia Wanger Asset Management and Columbia Management Advisors, Inc.

Mark A. Perry, Esq.
Andrew S. Tulumello, Esq.
GIBSON, DUNN & CRUTCHER LLP
1050 Connecticut Avenue N.W.
Washington, D.C. 20036
Tel: 202.955.8500
Fax: 202.955.8500
mperry@gibsondunn.com
atulumello@gibsondunn.com

Attorneys for Defendants Janus Capital Group Inc. and Janus Capital Management LLC

Daniel A. Pollack, Esq.
Edward T. McDermott, Esq.
Anthony Zaccaria, Esq.
POLLACK & KAMINSKY
114 West 47th Street
Suite 1900
New York, New York 10036
Tel: 212.475.4700
Fax: 212.575.6560
dapollack@pollacklawfirm.com
etmcdermott@pollacklawfirm.com
azaccaria@pollacklawfirm.com

Attorneys for the Franklin-Templeton Defendants

Bruce E. Clark, Esq.
William L. Farris, Esq.
SULLIVAN & CROMWELL LLP
125 Broad Street
New York, New York 10004-2498
Tel: 212.558.4000
Fax: 212.558.3588
clarkb@sullcrom.com
farrisw@sullcrom.com

Attorneys for Defendants Strong Capital Management, Inc., Strong Financial Corporation, Strong Investments, Inc., Strong Investor Services, Inc., Ronald C. Ognar, Dana Russart, Thomas H. Ripley, and John Hanshaft

Daniel J. Kramer, Esq.
Liza M. Velazquez, Esq.
PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP
1285 Avenue of the Americas
New York, New York 10019-6064
Tel: 212.373.3000
Fax: 212.757.3990
dkramer@paulweiss.com
lvelazquez@paulweiss.com

Attorneys for Defendants JPMorgan Chase & Co., Bank One Corporation, Banc One Investment Advisors Corporation, Bank One High Yield Partners, LLC, One Group Dealer Services, Inc. and One Group Services Company

Jeffrey B. Rudman, Esq.
William H. Paine, Esq.
Michael G. Bongiorno, Esq.
Jonathan A. Shapiro, Esq.
Joanne Monteavaro, Esq.
WILMER CUTLER PICKERING HALE and DORR LLP
60 State Street
Boston, MA 02109
Tel: 617.526.6000
Fax: 617.526.5000
jeffrey.rudman@wilmerhale.com
william.paine@wilmerhale.com
michael.bongiorno@wilmerhale.com
jonathan.shapiro@wilmerhale.com
joanne.monteavaro@wilmerhale.com

Attorneys for Defendants Sun Life Financial, Inc., Massachusetts Financial Services Company, MFS Fund Distributors, Inc., and MFS Service Center

Maeve O'Connor, Esq.
DEBEVOISE & PLIMPTON LLP
919 Third Avenue
New York, NY 10022
(212) 909-6000 (tel.)
(212) 909-6836 (fax)
moconnor@devevoise.com

Attorneys for Defendants Amvescap PLC; INVESCO Funds Group, Inc.; INVESCO Distributors, Inc.; INVESCO Institutional (N.A.), Inc.; INVESCO Assets Management Ltd.; INVESCO Global Assets Management (N.A.); AIM Management Group, Inc.; AIM Advisers, Inc.; AIM Investment Services, Inc.; AIM Distributors, Inc.; Fund Management Company

Richard J. Morvillo, Esq.
Aimee D. Latimer, Esq.
F. Ryan Keith, Esq.
CROWELL & MORING LLP
1001 Pennsylvania Avenue, N.W.
Washington, D.C. 20004-2595
Tel: 202.624.2500
Fax: 202.628.5116
morvillo@crowell.com
alatimer@crowell.com
frkeith@crowell.com

Attorneys for Defendant Thomas A. Hooker, Jr.

Phil C. Neal, Esq.
Mark A. Rabinowitz, Esq.
NEAL, GERBER & EISENBERG LLP
Two North LaSalle Street
Suite 2200
Chicago, Illinois 60602
Tel: 312.269.8083
Fax: 312.269.1747
pneal@ngelaw.com
mrabinowitz@ngelaw.com

Attorneys for Defendants Charles P. McQuaid, Ralph Wanger and Columbia Wanger Asset Management

Christopher P. Hall, Esq.
John M. Vassos, Esq.
Todd D. Brody, Esq.
MORGAN LEWIS & BOCKIUS LLP
101 Park Avenue
New York, New York 10178
Tel: 212.309.6000
Fax: 212.309.6001
chall@morganlewis.com
jvassos@morganlewis.com
tbrody@morganlewis.com

Attorneys for Defendants Deutsche Asset Management, Inc., Deutsche Asset Management Investment Services Ltd., Deutsche Bank AG, Deutsche Investment Management Americas, Inc., Investment Company Capital Corp., Scudder Distributors, Inc., Scudder Investments

Paul J. Fishman, Esq.
Andrew W. Goldwater, Esq.
FRIEDMAN KAPLAN SEILER
& ADELMAN LLP
1633 Broadway
New York, New York 10019
Tel: 212.833.1100
Fax: 212.833.1250
pfishman@fklaw.com
agoldwater@fklaw.com

Attorneys for Defendant Mark A. Beeson

John F. Pritchard, Esq.
Eric T. Streck, Esq.
PILLSBURY WINTHROP LLP
1540 Broadway
New York, NY 10036
Tel: 212.858.1000
Fax: 212.858.1500
jpritchard@pillsburywinthrop.com
estreck@pillsburywinthrop.com

Attorneys for Defendants The Charles Schwab Corporation, U.S. Trust Corporation, United States Trust Company of New York, U.S. Trust Company, N.A. and James L. Bailey

Darryl P. Rains, Esq.
Bryan J. Wilson, Esq.
MORRISON AND FOERSTER LLP
755 Page Mill Road
Palo Alto, CA 94304-1018
Tel: 650.813.5600
Fax: 650.494.0792
drains@mofo.com
bwilson@mofo.com

Attorneys for Defendants The Charles Schwab Corporation

Stewart D. Aaron, Esq.
ARNOLD & PORTER LLP
399 Park Avenue
New York, New York 10022
Tel: 212.715.1000
Fax: 212.715.1399
stewart aaron@aporter.com

Attorneys for Defendants Fred Alger Management, Inc., Alger Associates, Inc., Fred Alger and Company, Incorporated, Alger Shareholder Services, Inc., Fred M. Alger, III, Daniel C. Chung, B. Joseph White and Gregory S. Duch

Thomas L. Taylor III, Esq.
Asa S. Hami, Esq.
MORGAN, LEWIS & BOCKIUS LLP
300 S. Grand Avenue
22nd Floor
Los Angeles, CA 90071-3132
Tel: 213.612.2500
Fax: 213.612.2501
tltaylor@morganlewis.com
ahami@morganlewis.com

Attorneys for Defendant William N. Post II

Peter M. Collins, Esq.
HOLLYER BRADY BARRETT
& HINES LLP
551 Fifth Avenue
New York, New
Tel: 212.818.1110
Fax: 212.818.0494
pcollins@hollyerbrady.com

Attorneys for Defendants The Alger Fund, The Alger Institutional Fund, The Alger American Fund, The Spectra Fund, The China U.S. Growth Fund, Castle Convertible Fund, Inc., John T. Sargent, Stephen E. O'Neil, Nathan E. Saint-Amand, Charles F. Baird, Roger P. Cheever and Lester L. Colbert

Daniel A. Pollack, Esq.
Edward T. McDermott, Esq.
Anthony Zaccaria, Esq.
POLLACK & KAMINSKY
114 West 47th Street
Suite 1900
New York, New York 10036
Tel: 212.475.4700
Fax: 212.575.6560
dapollack@pollacklawfirm.com
etmcdermott@pollacklawfirm.com
azaccaria@pollacklawfirm.com

Attorneys for Defendant Lawrence J. Lasser

UNITED STATES DISTRICT COURT
DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	MDL DOCKET 1586 Nos. 04-md-1586 1 04-md-1586 2 04-md-1586 3 04-md-1586 4
This Document Relates To: ALL TRACKS	

DECLARATION OF WESLEY R. POWELL IN SUPPORT OF THE OMNIBUS MOTION OF THE FUND DEFENDANTS TO DISMISS PLAINTIFFS' CONSOLIDATED AMENDED FUND DERIVATIVE COMPLAINTS

I, Wesley R. Powell, declare under penalty of perjury as follows:

1. I am counsel with the law firm of Clifford Chance US LLP, attorneys for Defendants Alliance Capital Management L.P., Alliance Capital Management Holding L.P., Alliance Capital Management Corporation (collectively, "Alliance Capital"), Marc O. Mayer, Roger Hertog, and Tak-Lung Tsim. I make this declaration in support of the Omnibus Motion of the Fund Defendants To Dismiss Plaintiffs' Consolidated Amended Fund Derivative Complaints in the above-captioned action.

2. Attached hereto as Exhibit A is a chart entitled "Amounts to Be Made Available by Funds Pursuant to Regulatory Settlements."

in Support of the Fund Defendants' Motions To Dismiss Plaintiffs' Consolidated Amended Fund Derivative Complaints ("Memorandum").

(a) Attached hereto at Tab B.1 is a true and correct copy of the Order Instituting Administrative and Cease-And-Desist Proceedings Pursuant to Sections 203(e) and 203(k) of the Investment Advisers Act of 1940, and Sections 9(b) and 9(f) of the Investment Company Act of 1940, Making Findings, and Imposing Remedial Sanctions and a Cease-And-Desist Order, *In the Matter of Alliance Capital Management, L.P.*, dated December 18, 2003.

(b) Attached hereto at Tab B.2 is a true and correct copy of a press release entitled "Statement by Attorney General Eliot Spitzer Regarding Mutual Fund Fee Reduction," dated December 18, 2003.

(c) Attached hereto at Tab B.3 is a true and correct copy of the Consent Order and Final Judgment in *Peter C. Harvey, et al. v. Allianz Dresdner Asset Management of America L.P., et al.*, dated June 2004.

(d) Attached hereto at Tab B.4 is a true and correct copy of the Order Instituting Administrative and Cease-And-Desist Proceedings, Making Findings, and Imposing Remedial Sanctions and a Cease-And-Desist Order Pursuant to Sections 203(e) and 203(k) of the Investment Advisers Act of 1940, Sections 9(b) and 9(f) of the Investment Company Act of 1940, and Section 15(b) of the Securities Exchange Act of 1934, *In the Matter of PA Fund Management LLC, PEA Capital LLC, and PA Distributors LLC*, dated September 15, 2004.

(e) Attached hereto at Tab B.5 is a true and correct copy of the Order Instituting Administrative and Cease-And-Desist Proceedings, Making Findings, and Imposing Remedial Sanctions and a Cease-And-Desist Order Pursuant to Sections 203(e), 203(f), and 203(k) of the Investment Advisers Act of 1940, and Sections 9(b) and 9(f) of the Investment Company Act of

1940, *In the Matter of Banc One Investment Advisors Corporation and Mark A. Beeson*, dated June 29, 2004.

(f) Attached hereto at Tab B.6 is a true and correct copy of the Assurance of Discontinuance Pursuant to Executive Law § 63-(15), *In the Matter of Banc One Investment Advisors Corporation*, dated June 29, 2004.

(g) Attached hereto at Tab B.7 is a true and correct copy of the Order Instituting Administrative and Cease-And-Desist Proceedings, Making Findings, and Imposing Remedial Sanctions and a Cease-And-Desist Order Pursuant to Section 8A of the Securities Act of 1933, Sections 15(b) and 21C of the Securities Exchange Act of 1934, Sections 203(e) and 203(k) of the Investment Advisers Act of 1940 and Sections 9(b) and 9(f) of the Investment Company Act of 1940, *In the Matter of Banc of America Capital Management, LLC, BACAP Distributors, LLC, and Banc of America Securities, LLC*, dated February 9, 2005.

(h) Attached hereto at Tab B.8 is a true and correct copy of the Assurance of Discontinuance Pursuant to Executive Law § 63-(15), *In the Matter of Banc of America Capital Management, LLC, BACAP Distributors, LLC, and Banc of America Securities, LLC*, dated January 31, 2005.

(i) Attached hereto at Tab B.9 is a true and correct copy of the Order Instituting Administrative and Cease-And-Desist Proceedings, Making Findings, and Imposing Remedial Sanctions and Cease-And-Desist Order Pursuant to Section 8A of the Securities Act of 1933, 15(b) and 21C of the Securities Exchange Act of 1934, Sections 203(e) and 203(k) of the Investment Advisers Act of 1940 and Sections 9(b) and 9(f) of the Investment Company Act of 1940, *In the Matter of Columbia Management Advisors, Inc. and Columbia Funds Distributor, Inc.*, dated February 9, 2005.

(j) Attached hereto as Tab B.10 is a true and correct copy of the Order Instituting Administrative and Cease-And-Desist Proceedings Pursuant to Sections 203(e) and 203(k) of the Investment Advisers Act of 1940, Sections 9(b) and 9(f) of the Investment Company Act of 1940, Making Findings, and Imposing Remedial Sanctions and a Cease-And-Desist Order, *In the Matter of Franklin Advisers, Inc.*, dated August 2, 2004.

(k) Attached hereto at Tab B.11 is a true and correct copy of the Order Instituting Administrative and Cease-And-Desist Proceedings Pursuant to Section 15(b) of the Securities Exchange Act of 1934, Sections 203(e) and 203(k) of the Investment Advisers Act of 1940, and Sections 9(b) and 9(f) of the Investment Company Act of 1940, Making Findings, and Imposing Remedial Sanctions and a Cease-And-Desist Order, *In the Matter of Invesco Funds Group, Inc., AIM Advisors, Inc., and AIM Distributors, Inc.*, dated October 8, 2004.

(l) Attached hereto at Tab B.12 is a true and correct copy of the Assurance of Discontinuance Pursuant to Executive Law § 63(15), *In the Matter of AIM Advisors, Inc.*, dated October 7, 2004.

(m) Attached hereto at Tab B.13 is a true and correct copy of the Form 8-K for Janus Capital Group Inc., dated August 18, 2004, which contains a press release entitled "*Janus Capital Group Reaches Final Settlement With Regulators*," the Securities and Exchange Order Instituting Administrative Cease-And-Desist Proceedings, the Assurance of Discontinuance with the Attorney General of the State of New York, the Assurance of Discontinuance with the Colorado Attorney General, and the Stipulation for Consent Order with the Colorado Division of Securities.

(n) Attached hereto at Tab B.14 is a true and correct copy of the Order Instituting Administrative and Cease-And-Desist Proceedings, Making Findings, and Imposing Remedial

Sanctions and a Cease-And-Desist Order Pursuant to Sections 203(e) and 203(k) of the Investment Advisers Act of 1940, and Sections 9(b) and 9(f) of the Investment Company Act of 1940, *In the Matter of Massachusetts Financial Services Company*, dated March 31, 2004.

(o) Attached hereto at Tab B.15 is a true and correct copy of a press release entitled "*MFS Settles Market-Timing Issues*," dated February 5, 2004.

(p) Attached hereto at Tab B.16 is a true and correct copy of the Order Instituting Administrative and Cease-And-Desist Proceedings, Making Findings and Imposing Remedial Sanctions and an Order to Cease-And-Desist Pursuant to Sections 203(e), and 203(k) of the Investment Advisers Act of 1940, and Sections 9(b) and 9(f) of the Investment Company Act of 1940, *In the Matter of Pilgrim Baxter & Associates, Ltd.*, dated June 21, 2004.

(q) Attached hereto at Tab B.17 is a true and correct copy of the Affirmation of Charles T. Caliendo in Support of Settlement with Defendants Gary L. Pilgrim and Harold J. Baxter, in *State of New York v. Pilgrim Baxter & Associates, Ltd., Gary L. Pilgrim and Harold J. Baxter*, dated November 17, 2004.

(r) Attached hereto at Tab B.18 is a true and correct copy of the Consent Order issued by the Commonwealth of Massachusetts Office of the Secretary of the Commonwealth Securities Division, *In the Matter of the Putnam Investment Management, LLC*, dated April 8, 2004.

(s) Attached hereto at Tab B.19 is a true and correct copy of the Order Making Findings and Imposing Partial Relief, Including a Final Censure, Remedial Undertakings and a Cease-And-Desist Order Pursuant to Sections 203(e) and 203(k) of the Investment Advisers Act of 1940 and Sections 9(b) and 9(f) of the Investment Company Act of 1940, *In the Matter of Putnam Investment Management, LLC*, dated November 13, 2003.

(t) Attached hereto at Tab B.20 is a true and correct copy of the Order Making Findings and Imposing Supplemental Remedial Sanctions Pursuant to Section 203(e) of the Investment Advisers Act of 1940 and Section 9(b) of the Investment Company Act of 1940, *In the Matter of Putnam Investment Management, LLC*, dated April 8, 2004.

(u) Attached hereto at Tab B.21 is a true and correct copy of the Order Instituting Administrative and Cease-And-Desist Proceedings Pursuant to Sections 203(e), 203(f) and 203(k) of the Investment Advisers Act of 1940 and Sections 9(b) and 9(f) of the Investment Company Act of 1940, Making Findings, and Imposing Remedial Sanctions and a Cease-And-Desist Order, *In the Matter of RS Investment Management, Inc., RS Investment Management, L.P., G. Randall Hecht and Steven M. Cohen*, dated October 6, 2004.

(v) Attached hereto at Tab B.22 is a true and correct copy of the Assurance of Discontinuance Pursuant to Executive Law § 63 (15), *In the Matter of RS Investment Management, L.P.*, dated October 6, 2004.

(w) Attached hereto at Tab B.23 is a true and correct copy of the Order Instituting Administrative and Cease-And-Desist Proceedings, Making Findings, and Imposing Remedial Sanctions and Cease-And-Desist Orders Pursuant to Sections 15(b)(4), 15(b)(6), 15B(c)(4), 17A(c)(3) and 17A(c)(4)(C) of the Securities Exchange Act of 1934, Sections 203(e), 203(f) and 203(k) of the Investment Advisers Act of 1940, and Sections 9(b) and 9(f) of the Investment Company Act of 1940, *In the Matter of Strong Capital Management, Inc., Strong Investor Services, Inc., Strong Investments, Inc., Richard S. Strong, Thomas A. Hooker, Jr. and Anthony D'Amato*, dated May 20, 2004.

(x) Attached hereto at Tab B.24 is a true and correct copy of a press release entitled "New York, Wisconsin Settle 'Market Timing' Allegations With Strong Capital Management and its Founder," dated May 20, 2004.

4. Attached hereto as Exhibit C is a true and correct copy of a press release entitled "*Bank of America and Nations Funds Trustees Announce Actions*," dated September 8, 2003.

5. Attached hereto as Exhibit D is a true and correct copy of the pages of Bank of America's 2003 Annual Report cited in the Memorandum at page 17.

6. Attached hereto as Exhibit E is a true and correct copy of the Supplement to the March 31, 2003 AllianceBernstein Bond Fund Inc.'s Prospectus, dated November 25, 2003.

7. Attached hereto as Exhibit F is a chart entitled "MDL-1586 States of Organization of Funds."

8. Attached hereto as Exhibit G are true and correct copies of the articles and press releases referenced at footnote 31 of the Memorandum.

(a) Attached hereto at Tab G.1 is a true and correct copy of an article entitled "*Janus Announces Measures to Address Issues Raised by New York Attorney General Eliot Spitzer*," dated September 6, 2003.

(b) Attached hereto at Tab G.2 is a true and correct copy of a Letter to Associates from Jamie Dimon, Bank One Corporation's Chairman, regarding investigation into market timing, dated September 8, 2003.

(c) Attached hereto at Tab G.3 is a true and correct copy of an article entitled "*Alliance Capital Management Issues a Statement With Regard to Its Mutual Fund Advisory Business*," dated September 30, 2003.

(d) Attached hereto at Tab G.4 is a true and correct copy of an article entitled "*Federated Provides Update on Inquiries into Mutual Fund Shareholder Trading Practices*," dated October 22, 2003.

(e) Attached hereto as Tab G.5 is a true and correct copy of an article entitled "*Pilgrim Baxter & Associates Announces New Leadership; David J. Bullock Named Chief Executive, Scott F. Powers Chairman Harold J. Baxter and Gary L. Pilgrim Step Down*," dated November 13, 2003.

(f) Attached hereto at Tab G.6 is a true and correct copy of an article entitled "*Fred Alger's President Praised Employees Who Resisted Effort to Obstruct Mutual Fund Investigation – Chung: 'Firm Committed to Industry-Wide Reform*," dated October 16, 2003.

(g) Attached hereto at Tab G.7 is a true and correct copy of a press release entitled "*AMVESCAP Updates Response to Civil Charges*," dated January 14, 2004.

9. Attached hereto as Exhibit H is a true and correct copy of the memorandum and order entered in *Zucker v. AIM Advisors, Inc.*, Civil Action No. H-03-5653, slip op. at 11-13 (S.D. Tex. Jan. 20, 2005).

10. Attached hereto as Exhibit I is a true and correct copy of the memorandum and order entered in *Lieber v. Invesco Funds Group, Inc.*, Civil Action No. H-03-5744, slip op. at 12-14 (S.D. Tex. Jan. 20, 2005).

I hereby declare under penalty of perjury that the foregoing is true and correct.

Executed on February 25, 2005.

Wesley R. Powell

UNITED STATES DISTRICT COURT
DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION BANK OF AMERICA SUBTRACK	:	MDL DOCKET NO. 1586 Subtrack No. 04-md-15862-03 (Hon. Andre M. Davis, U.S.D.J.)
This Document Relates to: Finnell v. Bank of America Corp., et al.,	:	No. 04-cv-624

STEPHENS INC.'S MEMORANDUM IN SUPPORT OF MOTION TO DISMISS THE FUND DERIVATIVE COMPLAINT

Jerome S. Hirsch
James W. Brown
SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
Four Times Square
New York, NY 10036-6522
Telephone: (212) 735-3000

David B. Hamilton
OBER KALER
120 East Baltimore Street
Baltimore, MD 21202-1643
Telephone: (410) 685-1120

Attorneys for Defendant Stephens Inc.

CORPORATE DISCLOSURE STATEMENT

Pursuant to Fed. R. Civ. P. 7.1, Defendant Stephens Inc. ("Stephens") hereby identifies the following parent corporations:

Stephens Group, Inc.; and
Stephens Holding Company

Pursuant to Fed. R. Civ. P. 7.1, Stephens hereby identifies the following publicly-held corporations that own 10% or more of Stephens' stock:

None.

TABLE OF CONTENTS

TABLE OF AUTHORITIES iv

TABLE OF EXHIBITS vi

PRELIMINARY STATEMENT 1

STATEMENT OF FACTS 2

A. Stephens Is An Independent Corporation Which Served Only As a Distributor and Co-Administrator of Certain BOA Funds 2

B. Stephens Was Not an Investment Advisor to Any BOA Fund 3

C. Derivative Plaintiff BOA Gave Stephens Clear Representations and Warranties That Its Prospectuses and Registration Statements Were Not Misleading and Were Prepared in Conformity With the Securities Laws 3

D. Derivative Plaintiff BOA Expressly Limited Stephens' Potential Liability 4

ARGUMENT 5

I. THE INVESTMENT ADVISERS ACT IS INAPPLICABLE TO STEPHENS' CONTRACTS AND ROLES AS DISTRIBUTOR AND ADMINISTRATOR 5

A. Section 206 of the IAA Encompasses Only Claims Between "Investment Advisers" and Their "Clients." 5

B. Section 216 of the IAA Only Authorizes the Rescission of Advisory Agreements, Not Stephens' Distribution or Administration Agreements 7

C. Plaintiffs' IAA Claims Are Not Plead With the Requisite Particularity Under Rule 9(b) 8

II. THE INVESTMENT COMPANIES ACT IS INAPPLICABLE TO STEPHENS' FEES AND ROLES AS DISTRIBUTOR AND ADMINISTRATOR 9

A. Section 36(b) of the ICA is Inapplicable Because Stephens Is Not an "Affiliate" of an "Investment Adviser." 9

B. Section 36(b) of the ICA Authorizes the Recovery of "Investment Advisory Fees," Not Stephens' Distribution or Administration Fees 10

C. Plaintiff's Effort to Analogize Stephens' Rule 12b-1 Distribution Fees To Excess Advisory Fees Fails 11

D. All of Plaintiff's ICA Claims Against Stephens Are Time-Barred 13

III. PLAINTIFFS' COMMON LAW CLAIMS SHOULD BE DISMISSED 14

A. Plaintiff's Common Law Claims Are Contrary To BOA's Own Representations and Warranties 14

B. Plaintiff's Common Law Claims Are Contrary to the Controlling Agreements' Limitations of Liability 16

CONCLUSION 17

TABLE OF AUTHORITIES

Adams v. NVR Homes, Inc., 193 F.R.D. 243 (D.Md. 2000) 8

In re Cantanella & E.F. Hutton and Co., Inc. Securities Litigation,
583 F. Supp. 1388 (E.D.Pa. 1984) 5-6

Corwin v. Marney, Orton Investments, 788 F.2d 1063 (5th Cir. 1986) 7

Darrell v. Goodson, Parry, Manko & Costa, Inc., No. 78 Civ. 5945,
1980 U.S. Dist. LEXIS 10947 (S.D.N.Y. April 10, 1980) 6

Fraioli v. Lemcke, 328 F.Supp.2d 250 (D.R.I. 2004) 7

Green v. Fund Asset Management, L.P., 147 F.Supp.2d 318 (D.N.J. 2001) 12-13

Green v. Nuveen Advisory Corp., 186 F.R.D. 486 (N.D. Ill. 1999) 11

Gross v. Diversified Mortgage Investors, 431 F. Supp. 1080 (S.D.N.Y. 1977) 6

Halligan v. Standard & Poor's/Intercapital, Inc., 434 F. Supp. 1082 (E.D.N.Y. 1977) 11

Jerozal v. Cash Reserve Management, Inc., No. 81 Civ. 1569,
1982 WL 1363 (S.D.N.Y. August 10, 1982) 11

Kaufman v. Merrill Lynch, Pierce, Fenner, & Smith, Inc.,
464 F. Supp. 528 (D.Md. 1978) 5

Krinsk v. Fund Asset Management, No. 85 Civ. 8428 (JMW),
1986 WL 205, at *5 (S.D.N.Y. May 9, 1986) 13-14

Krinsk v. Fund Asset Management, 654 F. Supp. 1227 (S.D.N.Y. 1987),
aff'd, 875 F.2d 404 (2d Cir. 1989) 12

Levy v. Alliance Capital Management, No. 97 Civ. 4672(DC),
1998 WL 744005 (S.D.N.Y. Oct. 26, 1998) 10

Liaros v. Vaillant, 93 Civ. 2170 (CSH),
1996 WL 88559 (S.D.N.Y. Feb. 28, 1996) 13

Lowe v. SEC, 472 U.S. 181 (1985) 5

In re ML-Lee Acquisition Fund II, L.P. and ML-Lee Acquisition Fund (Retirement
Accounts) II, L.P. Securities Litigation, 848 F. Supp. 527 (D.Del. 1994) 12-13

Meyer v. Oppenheimer Management Corp., 764 F.2d 76 (2d. Cir. 1985) 11-12

Migdal v. Rowe Price-Fleming International Incorp., 248 F.3d 321 (4th Cir. 2001) 10

Morris v. Wachovia Securities, Inc., 277 F.Supp.2d 622 (E.D. Va. 2003) 7

Mullin v. Bassett, 632 F. Supp. 532 (D.Del. 1986) 5-7

New Beckley Mining Corp.. v. International Union, 18 F.3d 1161 (4th Cir. 1994) 2

Pfeiffer v. Bjurman, Barry & Associates, 03 Civ. 9741 (DLC),
2004 WL 1903075 (S.D.N.Y. Aug. 26, 2004) 12

Phillips v. LCI International, Inc., 190 F.3d 609 (4th Cir. 1999) 2

Reserve Mgmt. Corp. v. Anchor Daily Income Fund, 459 F. Supp. 597 (S.D.N.Y. 1978) 6

Rohrbaugh v. Investment Company Institute, Civ.A. 00-1237,
2002 WL 31100821 (D.D.C. July 2, 2002) 9-10, 12

In re Taxable Municipal Bond Securities Litigation, 90-MDL-863G,
1992 WL 124783 (E.D.La. June 4, 1992) 13

In re TCW/DW North American Government Income Trust Securities Litigation,
941 F. Supp. 326 (S.D.N.Y. 1996) 10

Transamerica Mortgage Advisors, Inc. v. Lewis, 444 U.S. 11 (1979) 7

In re USEC Securities Litigation, 190 F.Supp.2d 808 (D.Md. 2002) 2

Wang v. Earl Dean Gordon & Inland Real Estate Corp., 715 F.2d 1187 (7th Cir. 1983) 5-7

Wigner v. Napoli, 760 F. Supp. 278 (E.D.N.Y. 1991) 8

STATUTES

Glass-Steagall Banking Act of 1933, 12 U.S.C. § 377 (1992) 2

Gramm-Leach-Bliley Act of 1999, Pub. L. No. 106-102, 113 Stat. 1338 (1999) 2

Investment Companies Act, 15 U.S.C. §§ 80a-1, et seq. 9-13

Investment Advisers Act, 15 U.S.C. §§ 80b-1, et seq. 5-9

TABLE OF EXHIBITS [1]

Exhibit

Summons dated October 13, 2004, directed to Stephens Inc. 1

Distribution Agreement dated September 1, 1993 2

Co-Administration Agreement dated December 1, 1998 3

BOA Investment Advisory Agreement dated January 1, 1996,
together with the amendment thereto dated June 8, 2001 4

---

[1] Citations herein to Exhibits 1 through 4 refer to the exhibits annexed to the accompanying Declaration of David B. Hamilton dated March 7, 2005. Exhibits 2-4 are copies of publicly-filed documents which are appended to BOA fund registration statements filed with the Securities and Exchange Commission, and which respectively appear in the public record at: http://www.sec.gov/Archives/edgar/data/790569/000095016801500825/ex99-23e1_87713.txt, http://www.sec.gov/Archives/edgar/data/790569/000095016801500825/ex99-23h1_87713.txt, & http://www.sec.gov/Archives/edgar/data/790569/000095016801500825/ex99-23d1_87713.txt

STEPHENS INC.'S MEMORANDUM IN SUPPORT OF
MOTION TO DISMISS THE FUND DERIVATIVE COMPLAINT

Defendant Stephens Inc. ("Stephens") respectfully submits this Memorandum in support of its motion to dismiss the Consolidated Amended Fund Derivative Complaint dated September 29, 2004 (the "Complaint," cited herein as "AC ¶ __").[2]

PRELIMINARY STATEMENT

Stephens was thrust into this latest Complaint solely in an effort to list every possible name with any possible connection to the Bank of America/Nations ("BOA") mutual funds.[3] But needlessly complicating this action with parties who had no role in the conduct complained of, and against whom there is no legally-cognizable claim, serves no legitimate interest.

Stephens has never been an investment adviser to any BOA fund, and has never been an affiliate of BOA. Instead, Stephens is an independent third-party which had an arms'-length contractual relationship with BOA, pursuant to which Stephens performed certain distribution and administration functions for BOA funds. Indeed, in the very contracts which created the rights and obligations between Stephens and derivative plaintiff BOA, BOA gave to Stephens ironclad representations and warranties that BOA's prospectuses and registration statements – including any disclosures about market timing or late trading – were accurate and prepared in conformity with the securities laws. Accordingly, all statutory and common law claims arising from this contractual relationship fail as a matter of law.

---

[2] Stephens joins in the omnibus motion to dismiss interposed by the defendant group and the arguments by the Bank of America/Nations defendants, and submits this Memorandum to demonstrate the fatal flaws in the Complaint arising solely from Stephens' unique circumstances.

[3] Stephens was not a defendant in any of the derivative cases which were consolidated into this action. Instead, Stephens was a newly added party in this most recent fund derivative Complaint. See AC Exh. A (listing Stephens Inc. as a "New Defendant[]"); see also Exh. 1 (Summons dated October 13, 2004).

STATEMENT OF FACTS [4]

A. Stephens Is An Independent Corporation Which Served Only As a Distributor and Co-Administrator of Certain BOA Funds.

Stephens is a privately-owned corporation headquartered in Little Rock, Arkansas. (AC ¶ 31(e)). From September 1993 to January 2003, Stephens was a distributor of BOA funds. (AC ¶¶ 21(e), 31(e)). And from December 1998 until January 2003, Stephens was also an administrator of BOA funds. (AC ¶¶ 21(c), 31(e)). The Complaint does not allege that BOA owned any interest in, or exerted any control over, Stephens in any way. Instead, the Complaint consistently acknowledges that Stephens was wholly independent of BOA. (AC ¶ 31(e)).

The need for an independent distributor was straightforward. The Glass-Steagall Banking Act of 1933 had erected a firewall between commercial banking and investment banking, requiring an independent, non-affiliated entity to perform all distribution activities.[5] In November 1999, Congress repealed those restrictions through the Gramm- Leach-Bliley Act, paving the way for banking institutions to begin to provide a broader range of services in-house, including distributing their own securities.[6] As permitted by this new legislation, in January 2003 Stephens' roles as distributor and administrator were taken over by BACAP Distributors, LLC ("BACAPD"), a wholly-owned subsidiary of BOA. (AC ¶¶ 21(c), 21(e), 31(e)).

---

[4] The Statement of Facts is taken from the allegations of the Complaint and the publicly-filed documents incorporated therein by reference. Of course, a District Court may consider documents such as those without converting a motion to dismiss into one for summary judgment. See, e.g., Phillips v. LCI Int'l, Inc., 190 F.3d 609, 618 (4th Cir. 1999); New Beckley Mining Corp., v. Int'l Union, 18 F.3d 1161, 1164 (4th Cir. 1994); In re USEC Securities Litigation, 190 F.Supp.2d 808, 815 (D.Md. 2002).

[5] See Section 20 of the Banking Act of 1933, 12 U.S.C. § 377.

[6] See Gramm-Leach-Bliley Act of 1999, Pub. L. No. 106-102, 113 Stat. 1338.

B. Stephens Was Not an Investment Advisor to Any BOA Fund.

The Complaint frequently acknowledges that, throughout the entire time Stephens was distributing and administrating BOA funds, Stephens was not any fund's investment adviser. Instead, the funds' investment advisers were two BOA entities: (i) Bank of America Advisers, LLC ("BOAA") until January 2003;[7] and (ii) Bank of America Capital Management LLP ("BACAP") thereafter.[8] This is crucial, because Plaintiff's claims revolve around investment advisory activities and fees – not Stephens' distribution activities and fees.

To be sure, Stephens was not even a party to the Investment Advisory Agreement which undergirds Plaintiff's claims (AC ¶¶ 309, 21; Exh. 4), and was not the recipient of any investment advisory fees which Plaintiff seeks to have returned.

C. Derivative Plaintiff BOA Gave Stephens Clear Representations and Warranties That Its Prospectuses and Registration Statements Were Not Misleading and Were Prepared in Conformity With the Securities Laws.

In order to obtain the independent services of Stephens to distribute and administer its funds, BOA represented and warranted that the prospectuses and registration statements were not misleading and fully complied with the securities laws – and acknowledged that these representations remained effective notwithstanding any investigation by Stephens:

> 2.1 The Company represents to the Distributor that all registration statements and prospectuses filed by the Company with the SEC under the Securities Act of 1933, as amended ("Act"), with respect to Shares have been prepared in conformity with the requirements of said Act and rules and regulations of the SEC thereunder. . . . The

---

[7] BOAA was formerly known as NationsBanc Advisors, Inc., as acknowledged in the publicly-filed June 8, 2001, amendment to the BOA Investment Advisory Agreement. (Exh. 4).

[8] See AC ¶ 309 ("The Nations Funds have a common form Investment Management Agreement or Advisory Agreement ('Advisory Agreement') with BOAA and BACAP ('Adviser Defendants') by which BOAA and BACAP each served as adviser at different times to the Nations Funds."); AC ¶ 21(c) (BOAA "advised the Nations Funds until January 1, 2003"); AC ¶ 21(d) (BACAP "has been the investment adviser and manager for the Nations Funds since January 1, 2003").

Company represents and warrants to the Distributor that any registration statement and prospectus, when such registration statement becomes effective, will contain all statements required to be stated therein in conformity with said Act and the rules and regulations of the SEC; that all statements of fact contained in any such registration statement and prospectus will be true and correct when such registration statement and prospectus become effective; and that neither any registration statement nor any prospectus when any registration statement becomes effective will include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading to a purchaser of Shares. . . .

. . . .

2.2 . . . [T]he Company's representations and warranties in this Agreement shall remain operative and in full force and effect regardless of any investigation made by or on behalf of the Distributor, its officers and directors, or any controlling person, and shall survive the delivery of any Shares.

(Exh. 2 (Distribution Agreement ¶¶ 2.1 & 2.2, at 3-6)).

D. Derivative Plaintiff BOA Expressly Limited Stephens' Potential Liability.

To further induce Stephens to act, in the December 1, 1998, Co-Administration Agreement, the BOA funds expressly limited Stephens' potential liability:

(a) Stephens shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Company in connection with the performance of its obligations and duties under this Agreement, except a loss resulting from Stephens' willful misfeasance, bad faith or gross negligence in the performance of such obligations and duties, or by reason of its reckless disregard thereof.

(Exh. 3 (Co-Administration Agreement § 6(a), at 6)).[9]

[9] Importantly, Stephens' rights survived any termination of the Co-Administration Agreement: "Sections 6 . . . shall survive this Agreement's termination." (Exh. 3 (Co-Administration Agreement § 7(d), at 7)).

ARGUMENT

I. THE INVESTMENT ADVISERS ACT IS INAPPLICABLE TO STEPHENS' CONTRACTS AND ROLES AS DISTRIBUTOR AND ADMINISTRATOR.

A. Section 206 of the IAA Encompasses Only Claims Between "Investment Advisers" and Their "Clients."

The sole claim against Stephens under the Investment Advisers Act ("IAA") is for an alleged violation of Section 206, the general anti-fraud provision. But Section 206 only proscribes certain conduct by "investment advisers." [10] As this Court has squarely held:

> Section 206 . . . applies only to "investment advisers" . . . . [When defendants] are not investment advisers within the definition of section 202(a)(11), as a matter of law they cannot be held liable under Section 206. . . .

Kaufman v. Merrill Lynch, Pierce, Fenner, & Smith, Inc., 464 F.Supp. 528, 537-38 (D.Md. 1978).[11]

Rather than pointing at Stephens, the Complaint's factual allegations clearly detail that the funds' investment advisers were BOAA and BACAP:

> BOAA and BACAP ("Adviser Defendants") . . . each served as adviser at different times to the Nations Funds.
>
> . . . .
>
> The Adviser Defendants entered into the Advisory Agreements to manage and advise the Nations Funds. . . .
>
> . . . .
>
> BOAA managed and advised the Nations Funds until January 1, 2003. . . . BACAP . . . has been the investment adviser and manager for the Nations Funds since January 1, 2003. BACAP is the investment adviser to over 70 mutual fund portfolios in the Nations

---

[10] IAA § 202(a)(11) explicitly defines an "Investment Adviser" as "any person who, for compensation, engages in the business of advising others . . . as to the value of securities or as to the advisability of investing in, purchasing, or selling securities. . . ." 15 U.S.C. § 80b-2(a)(11).

[11] Accord Lowe v. SEC, 472 U.S. 181, 211 (1985) (holding that the IAA does not proscribe conduct by those falling outside the statutory definition of investment advisers); Wang v. Earl Dean Gordon & Inland Real Estate Corp., 715 F.2d 1187, 1192 (7th Cir. 1983) ("Section 206, by its own terms, only applies to 'investment advisers.'"); Mullin v. Bassett, 632 F. Supp. 532, 537 (D.Del. 1986) (same); In re Cantanella & E.F. Hutton & Co. Sec. Litig., 583 F.Supp. 1388, 1418-19 (E.D.Pa. 1984) (same).

Funds family. BACAP and its affiliates manage more than $196 billion in the Nations Funds family. BACAP, as investment adviser to the Funds, is responsible for the overall management and supervision of the investment management of each fund . . . . BOAA and BACAP are referred to as the "Adviser Defendants."

(AC ¶¶ 309, 310, 21(c) & (d)).

Against this seamless backdrop of factual allegations that BOAA and BACAP are the funds' investment advisers, in its claim for relief under Section 206 Plaintiff invokes one conclusory phrase: "the Distributor Defendants [including Stephens] are investment advisers within the meaning of the IAA." (AC ¶ 639). But this single, conclusory statement that Stephens is an investment adviser -- especially when weighed against the wealth of Plaintiffs' own concessions that Stephens was not the investment adviser -- simply does not state a legally cognizable claim:

> Plaintiff's denomination of [Defendant] as an "investment advisor" and of the limited partners as "clients" notwithstanding, the court can find nothing in the complaint which would support the conclusion that. . . [Defendant] acted as an "investment advisor" within the meaning of the Act.

Wang v. Earl Dean Gordon & Inland Real Estate Corp., 715 F.2d 1187, 1192 (7th Cir. 1985) (affirming dismissal of IAA § 206 claim under Rule 12(b)(6) for failure to plead facts which would demonstrate that the defendant met the statutory definition of "investment adviser"); accord Mullin, 632 F. Supp. at 536-37; In re Cantanella, 583 F. Supp. at 1418-19; Darrell v. Goodson, Parry, Manko & Costa, Inc., No. 78 Civ. 5945, 1980 U.S. Dist. LEXIS 10947, at *16 (S.D.N.Y. April 10, 1980).[12]

---

[12] It is also well-established that only the clients of investment advisors, as beneficiaries of the Act, have standing to bring suit. "Courts have held uniformly that only an investment adviser and its clients . . . are proper parties in a private suit under the Act." Mullin, 632 F.Supp at 537 (dismissing claims); see also Reserve Mgmt. Corp. v. Anchor Daily Income Fund, 459 F.Supp. 597, 608 (S.D.N.Y. 1978) ("an adviser/client relationship is essential"); Gross v. Diversified Mortgage Investors, 431 F.Supp. 1080, 1095 (S.D.N.Y. 1977) ("[T]he Act on its face limits standing to a plaintiff who was a 'client or prospective client' of an 'investment ad-

(continued...)

B. Section 216 of the IAA Only Authorizes the Rescission of Advisory Agreements, Not Stephens' Distribution or Administration Agreements.

As the sole remedy for the claimed breach of IAA § 206, Plaintiff seeks rescission of Stephens Distribution and Co-Administration Agreements under IAA § 215. (AC ¶¶ 643-44; AC Prayer for Relief ¶ C at 82).[13] But the only agreement of which Section 215 authorizes rescission is an investment advisory contract. Transamerica Mortgage Advisors, Inc. v. Lewis, 444 U.S. 11, 24 (1979) ("there exists a limited private remedy under the Investment Advisers Act of 1940 to void an investment advisers contract, but . . . the Act confers no other private causes of action"); Mullin, 632 F.Supp. at 537 ("the only type of contract that can be voided under § 215 is an investment adviser contract"); Wang, 715 F.2d at 1189 (dismissing IAA claims because the only contract at issue was not an investment adviser agreement).

An investment advisory contract is defined by the IAA as an "agreement whereby a person agrees to act as an investment adviser to or to manage any investment or trading account of another person." IAA § 215, 15 U.S.C. § 80b-5(d). Review of Stephens' Distribution and Co-Administration Agreements reveal that they do not even come close to that statutory definition. (Exhs. 2 & 3). On the other hand, the Advisory Agreement between BOA, BOAA and BACAP – to which Stephens is not a party – is exactly that sort of agreement, requiring BOAA and BACAP to manage the funds and give investment advice:

---

[12] (...continued)
viser.'"). There is no factual allegation in the Complaint that the funds were investment advisory clients of Stephens.

[13] Money damages are unavailable to Plaintiff under the IAA. See, e.g., Transamerica, 444 U.S. at 19-25; Corwin v. Marney, Orton Investments, 788 F.2d 1063, 1066 (5th Cir. 1986); Fraioli v. Lemcke, 328 F.Supp.2d 250, 274 (D.R.I. 2004); Morris v. Wachovia Securities, Inc., 277 F.Supp.2d 622, 643 (E.D. Va. 2003).

> The Adviser [BOAA] shall act as investment adviser for the Funds and shall, in such capacity, manage and supervise the investment and reinvestment of the cash, securities or other properties comprising the Funds' assets. . . .

(Exh. 4 ¶ 1, at 1 (Investment Advisory Agreement)).

To be sure, Plaintiff's own Complaint specifically concedes that BOAA and BACAP are parties to investment advisory agreements which comport with the statutory definition, while Stephens' agreements and obligations are far different:

> The Adviser Defendants [BOA and BACAP] entered into the Advisory Agreements <u>to manage and advise</u> the Nations Funds. . . .
>
> . . . .
>
> The Distributor Defendants [including Stephens] contracted to market and sell shares in the Nations Funds. . . .

(AC ¶¶ 310, 315 (emphasis added)). Thus, even if Plaintiff had arguably stated a viable claim under Section 206, its sole purported remedy in simply unavailable.

C. Plaintiffs' IAA Claims Are Not Plead With <u>the Requisite Particularity Under Rule 9(b).</u>

As demonstrated in Defendants' Omnibus Fund Derivative Brief, IAA § 206 claims are subject to the heighened pleading standard of Rule 9(b). And where multiple defendants are alleged to have been involved in the alleged fraud, it is especially important that the fraud allegations be particularized as to each one of them. Thus, when "a plaintiff asserts merely conclusory allegations of fraud against multiple defendants without identifying each individual defendant's participation in the alleged fraud," the claim must be dismissed. <u>Adams v. NVR Homes, Inc.</u>, 193 F.R.D. 243, 250 (D.Md. 2000); <u>accord</u> <u>Wiener v. Napoli</u>, 760 F.Supp. 278, 283-84 (E.D.N.Y. 1991).

Yet that is precisely what Plaintiff has done. Aggregating Stephens together with three entities with which Stephens has no affiliation whatsoever – BOAA, BACAP and BACAPD – Plaintiff muses that discovery might someday, somewhere, somehow reveal wrongdoing:

> [A]fter a reasonable opportunity to conduct discovery, plaintiffs [sic] believe the evidence will show that the Adviser Defendants [BOAA and BACAP] and the Distributor Defendants [BACAPD and Stephens] facilitated, encouraged, permitted, and participated in, or failed to detect and prevent, market timing or late trading . . . .

(AC ¶ 642). This is exactly the sort of vague, conclusory and scattershot allegation that Rule 9(b) forbids.

II. THE INVESTMENT COMPANIES ACT IS INAPPLICABLE TO STEPHENS' FEES AND ROLES AS DISTRIBUTOR AND ADMINISTRATOR.

A. Section 36(b) of the ICA is Inapplicable Because Stephens Is Not an "Affiliate" of an "Investment Adviser."

Apparently comfortable pleading wholly contradictory factual allegations on successive pages of the Complaint, in its claim under the Investment Companies Act ("ICA") Plaintiff abandons its fiction that Stephens is an investment adviser, and instead concedes that BOAA and BACAP are the investment advisers. But Plaintiff then imagines that Stephens is an "affiliate" of those investment advisers:

> The Adviser Defendants [BOAA and BACAP] are each investment Advisers for the Funds as that term is defined in Section 2 of the ICA.
>
> . . . .
>
> The Distributor Defendants [BACAPD and Stephens] are affiliates of the Adviser Defendants for purposes of Section 36(b) of the ICA.

(AC ¶¶ 603-04).

However, the ICA specifically defines "affiliated person" as requiring 5% ownership or voting control over the other entity.[14] And, it is not enough to merely allege, in conclusory

[14] "'Affiliated person' of another person means (A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is (continued...)

fashion, that such affiliation, ownership or control exist. Instead, a complaint "must put forward facts in support of the elements establishing an 'affiliated' relationship." Rohrbaugh v. Investment Company Institute, Civ.A. 00-1237, 2002 WL 31100821, *4 (D.D.C. July 2, 2002) (dismissing ICA claim for failure to plead that the defendant was an "affiliated person").

Here, Plaintiff does not plead any facts which, if true, would demonstrate that Stephens is an "affiliate" of any investment advisor. To the contrary, the sole allegation concerning Stephens' ownership or control undermines, rather than supports, any notion that Stephens is an "affiliated person." (AC ¶ 31(e) (Stephens is a "privately-owned" corporation headquartered in Little Rock, Arkansas)).[15] Accordingly, Plaintiff has failed to adequately plead any ICA § 36(b) claim against Stephens.

B. Section 36(b) of the ICA Authorizes the Recovery of "Investment Advisory Fees," Not Stephens' Distribution or Administration Fees.

The Fourth Circuit has recognized that the right of action under ICA § 36(b) is limited solely to the recovery of investment advisory fees:

> Section 36(b) is limited to cases where there was excessive compensation. Allegations about [a general breach of fiduciary duty by fund directors] with whom fee negotiations took place relate too tangentially to the simple question of whether the investment advisers received excess compensation for the services they rendered.

Migdal v. Rowe Price-Fleming Int'l Incorp., 248 F.3d 321, 329 (4th Cir. 2001); accord In re TCW/DW North American Government Income Trust Sec. Litig., 941 F.Supp. 326, 343

---

[14] (...continued)
an unincorporated investment company not having a board of directors, the depositor thereof." ICA § 2(a)(3), 15 U.S.C. § 80a-2(a)(3).

[15] The dearth of facts supporting that Stephens is an "affiliated person" stands in stark contrast to Plaintiff's allegations concerning Distributor Defendant BACAPD. The Complaint alleges that BACAPD is "a wholly owned subsidiary of BOA N.A.," which itself is alleged to be a "wholly owned subsidiary of [the holding company] BOA." (AC ¶¶ 21(b) &(e)).

(S.D.N.Y. 1996) (granting motion to dismiss because plaintiff failed to allege that certain defendants had received "compensation for investment advisory services").[16]

But Stephens is not alleged to have received any investment advisory fees or, stated another way, any fees for having provided investment advice. Instead, the Complaint is clear that BOAA and BACAP received all of the investment advisory fees, while Stephens received only distribution fees and administration fees. (AC ¶¶ 305-07 (alleging that the Adviser Defendants BOAA and BACAP obtained "investment advisory fees" while Distributor Defendants BACAPD and Stephens were paid "distribution fees")). Because Plaintiff does not allege that Stephens received any advisory compensation – let alone excessive advisory compensation – the ICA § 36(b) claim is not adequately pled.

C. Plaintiff's Effort to Analogize Stephens' Rule 12b-1 Distribution Fees To Excess Advisory Fees Fails.

Plaintiff claims that the distribution fees paid to Stephens pursuant to ICA Rule 12b-1 should be returned to the funds under ICA § 36(b). (AC ¶¶ 13(a), 307, 315, 615).[17] To state a

---

[16] See also Levy v. Alliance Capital Management, 97 Civ. 4672(DC), 1998 WL 744005, *3 (S.D.N.Y. Oct. 26, 1998) (dismissing 36(b) claim because plaintiff failed to allege that parent "received compensation for investment advisory services"); Halligan v. Standard & Poor's/Intercapital, Inc., 434 F.Supp. 1082, 1085 (E.D.N.Y. 1977) ("[S]ection [36(b)] must be narrowly read to mean that only those who receive money paid by the investment company for investment advisory services may be held liable for breach of their fiduciary duty with respect to such payments"); Jerozal v. Cash Reserve Management, Inc., 81 Civ. 1569, 1982 WL 1363, *6 (S.D.N.Y. Aug. 10, 1982) (dismissing 36(b) claims against affiliate fund administrator and fund directors because they were not recipients of advisory compensation; holding that "the numerous parties subject to liability under section 36(b) are only liable for receipt of compensation or payments for investment advisory services"); Green v. Nuveen Advisory Corp., 186 F.R.D. 486, 491-492 (N.D. Ill. 1999) (noting that it is beyond the language and intent of section 36(b) to hold an affiliate liable where the complaint does not allege that the affiliate received compensation for advisory services).

[17] The Complaint describes the distribution fees this way: "Rule 12b-1 permits a mutual fund to pay distribution-related costs out of fund assets, provided that the fund adopts 'a written plan describing all material aspects of the proposed financing of distribution,' which must

(continued...)

legally-cognizable claim under such a convoluted theory, Plaintiff would have to allege that: (i) Stephens is an affiliate of the investment advisor[18] (ii) to which excess investment advisory fees were diverted in an effort to evade liability under Section 36(b).[19] Plaintiff fails to adequately plead either of these two necessary elements.

As noted above, Stephens is not an affiliate of any investment advisor to any of the BOA funds. (Supra Section II.A., at 9-10). And there is no allegation in the Complaint that Stephens' distribution fees were actually excess investment advisory fees which were improperly diverted to Stephens. Accordingly, dismissal is warranted. See, e.g., Pfeiffer v. Bjurman, Barry & Associates, 03 Civ. 9741 (DLC), 2004 WL 1903075, at *4 & n. 11 (S.D.N.Y. Aug. 26, 2004) (sustaining § 36(b) claim for excessive 12b-1 fees paid to investment advisor or its affiliates, but dismissing claim against unaffiliated fund administrator who did not receive advisory compensation); Green, 147 F.Supp.2d at 330.

---

[17] (...continued)
include an express finding that the fees paid will result in a net economic benefit to the funds." (AC ¶ 88).

[18] See, e.g., Meyer v. Oppenheimer Management Corp., 764 F.2d 76, 83 (2d. Cir. 1985) ("A claim that payments made under Rule 12b-1 are excessive when combined with advisory fees, where both payments are made to 'affiliated person' of an investment advisor, is cognizable under section 36(b)."); Krinsk v. Fund Asset Management, 654 F.Supp. 1227, 1234 (S.D.N.Y. 1987), aff'd, 875 F.2d 404 (2d Cir. 1989) (sustaining 36(b) claim for excessive advisory compensation and 12b-1 fees where the entity paid the distribution fees was an affiliate of the investment advisor).

[19] See, e.g., Green v. Fund Asset Management, L.P., 147 F.Supp.2d 318, 330 (D.N.J. 2001) (dismissing 36(b) claim against affiliate officers for failure to allege "that the advisors [had] tried to evade liability under section 36(b) by arranging for advisory fees to be paid to the officers instead of the advisors"); Rohrbaugh, 2002 WL 31100821, at *9 ("[T]he term 'payment' was intended by Congress to cover those situations where an investment adviser would try to evade liability for charging excessive fees by arranging for payments to be made to an affiliated person of the adviser rather than directly to the adviser").

D. All of Plaintiff's ICA Claims Against Stephens Are Time-Barred.

The statute of limitations for claims under ICA §§ 36(a), 36(b) and 47 expires no later than one year from Plaintiff's actual or constructive knowledge of the facts giving rise to the claim, and three years after the challenged transaction. In re ML-Lee Acquisition Fund II, L.P. and ML-Lee Acquisition Fund (Retirement Accounts) II, L.P. Securities Litigation, 848 F.Supp. 527, 552 (D.Del. 1994); In re Taxable Municipal Bond Securities Litigation, 90-MDL-863G, 1992 WL 124783, *4 (E.D.La. June 4, 1992); Liaros v. Vaillant, 93 Civ. 2170 (CSH), 1996 WL 88559, at *13-14 (S.D.N.Y. Mar. 1, 1996).

And while Plaintiff was likely on notice of its claims long before, by its own language the Complaint clearly concedes that Plaintiff – and the whole world – were on notice of the facts underlying their claims no later than September 3, 2003:

> On September 3, 2003, the NYAG commenced the NYAG Complaint, thus bringing the market timing and late trading scandal to the attention of the world.

(AC ¶ 502(g)). But Plaintiff's claim was first commenced against Stephens on September 29, 2004 – more than one year later.[20] Accordingly, all of the ICA claims against Stephens are barred by the running of the statute of limitations.[21]

---

[20] Although Plaintiff purports to "preserve the filing dates of the original complaints for purposes of any applicable statutes of limitation and all other defenses based upon the passage of time" (AC ¶ 19), the simple fact is that Stephens was not named in any of the derivative complaints which were consolidated into this case. See AC Exh. A (listing Stephens Inc. as a "New Defendant[]"); Exh. 1 (Summons dated October 13, 2004); Order of May 24, 2004 Consolidating Cases.

[21] Moreover, ICA § 36(b) contains a further substantive limit on damages: "No award of damages shall be recoverable for any period prior to one year before the action was instituted." 15 U.S.C. § 80a-35(b)(3). The Complaint claims that Stephens ended all involvement with the BOA funds no later than January 2003. (AC ¶¶ 21(c), 31(e)). Thus, there can be no viable ICA § 36(b) claim against Stephens in a Complaint first commenced on September 29, 2004 – more than a full year later. See Liaros, 1996 WL 88559 at *14 ("Claims made under section 36(b) of

(continued...)

III. PLAINTIFFS' COMMON LAW CLAIMS SHOULD BE DISMISSED.

Of course, in a derivative action such as this, the nominal plaintiff stands in the shoes of the corporation, and therefore can have no claim "better" than that of the corporation. Specifically, the derivative claims in the Complaint are barred by the contractual representations, warranties and limitations on liability given by BOA to Stephens exactly as would a direct claim by BOA.

A. Plaintiffs' Common Law Claims Are Contrary To BOA's Own Representations and Warranties.

Plaintiff's claims against Stephens all devolve to two simple and discrete allegations:

- market timing and late trading activities were contrary to the federal securities laws and/or supposed assurances in the prospectuses and registration statements that such conduct would not occur;[22] and
- Stephens permitted, or failed to detect and prevent, that market timing or late trading.[23]

But any such claim by BOA against Stephens is completely foreclosed by BOA's own representations and warranties to Stephens that the prospectuses and registrations statements -- including

---

[21] (...continued)
the ICA are effectively subject to a one-year statue of limitations; a plaintiff suing under this provision cannot recover damages that accrued prior to one year before the action was instituted") (citations and internal quotations omitted); Krinsk v. Fund Asset Management, No. 85 Civ. 8428 (JMW), 1986 WL 205, at *5 (S.D.N.Y. May 9, 1986) (refusing to toll the substantive time limitation in section 36(b)(3) and dismissing the complaint for lack of damages).

[22] E.g., AC ¶ 103 (describing allegations that late trading violated various securities laws), AC ¶ 267 ("late trading and market timing . . . [was] in blatant violation of the Funds' Prospectuses"); AC ¶ 290 ("the Nations Funds' prospectuses contained materially misleading statements assuring investors that the Fund discouraged, and worked to prevent, market timing"), AC ¶ 291 ("the Prospectus . . . reassured shareholders that Nations Funds are protected from such activities"), AC ¶ 293 (market timing occurred "in blatant violation of [BOA's] stated policy prohibiting market timing . . . announced in the Prospectuses").

[23] E.g., AC ¶ 642.

any disclosures about market timing and late trading were not misleading and fully complied with the securities laws:

> The Company represents to the Distributor that all registration statements and prospectuses filed by the Company with the SEC under the Securities Act of 1933, as amended ("Act"), with respect to Shares have been prepared in conformity with the requirements of said Act and rules and regulations of the SEC thereunder. . . . The Company represents and warrants to the Distributor that any registration statement and prospectus, when such registration statement becomes effective, will contain all statements required to be stated therein in conformity with said Act and the rules and regulations of the SEC; that all statements of fact contained in any such registration statement and prospectus will be true and correct when such registration statement and prospectus become effective; and that neither any registration statement nor any prospectus when any registration statement becomes effective will include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading to a purchaser of Shares. . . .

(Exh. 2 (Distribution Agreement ¶ 2.1, at 3-4)).

And BOA further acknowledged that its representations and warranties remained fully effective notwithstanding any due diligence or other investigation by Stephens:

> [T]he Company's representations and warranties in this Agreement shall remain operative and in full force and effect regardless of any investigation made by or on behalf of the Distributor [Stephens], its officers and directors, or any controlling person, and shall survive the delivery of any Shares.

(Exh. 2 (Distribution Agreement ¶ 2.2, at 5-6)).

Having given those bulletproof representations and warranties to Stephens that the prospectuses' statements about market timing and late trading were accurate, BOA simply cannot now claim that Stephens failed to detect or prevent their alleged falsity. Stephens was, and remains, absolutely entitled to rely upon BOA's representations and warranties in defense of a claim by BOA – or a fund shareholder purporting to sue derivatively on its behalf.

B. Plaintiffs' Common Law Claims Are Contrary to <u>the Controlling Agreements' Limitations of Liability.</u>

In the December 1, 1998, Co-Administration Agreement, the BOA funds expressly limited Stephens' potential liability:

> Stephens shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Company in connection with the performance of its obligations and duties under this Agreement, except a loss resulting from Stephens' willful misfeasance, bad faith or gross negligence in the performance of such obligations and duties, or by reason of its reckless disregard thereof.

(Exh. 3 (Co-Administration Agreement § 6(a), at 6)).

The Complaint fails to allege any facts from which willful malfeasance, bad faith or gross negligence could be inferred. Accordingly, the common law claims are due to be dismissed.

* * *

A review of the Complaint reveals that Plaintiffs have very little to say about Stephens – using its name in only two substantive paragraphs. (AC ¶¶ 21 & 31). That same review makes abundantly clear that Stephens was thrust into this latest Complaint solely in an effort to list every possible name with any possible connection to the BOA mutual funds. But needlessly complicating this action with parties who had no role in the conduct complained of, and against whom there is no legally-cognizable claim, serves no legitimate interest. These multi-district actions are complicated enough, without the need to artificially inflate the number of parties at the table. Accordingly, all claims against Stephens should be dismissed.

CONCLUSION

For the foregoing reasons, all claims against Stephens Inc. should be dismissed in their entirety.

Dated: March 7, 2005

Respectfully submitted,

______s/____________________
David B. Hamilton
OBER KALER
120 East Baltimore Street
Baltimore, MD 21202-1643
Telephone: (410) 685-1120

Jerome S. Hirsch
James W. Brown
SKADDEN, ARPS, SLATE,
MEAGHER & FLOM LLP
Four Times Square
New York, NY 10036-6522
Telephone: (212) 735-3000

Attorneys for Defendant Stephens Inc.

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	)	MDL Docket No. 1586 Case No. 04-MD-15862
This Document Relates To: BANK OF AMERICA/NATIONS FUNDS SUB-TRACK	)	

SUPPLEMENTAL MOTION BY ROBERT H. GORDON TO JOIN IN THE FUND DEFENDANTS' MOTIONS TO DISMISS THE CONSOLIDATED AMENDED CLASS ACTION COMPLAINT, THE FUND DERIVATIVE COMPLAINT, AND THE DERIVATIVE COMPLAINT BROUGHT ON BEHALF OF THE BANK OF AMERICA AND, IN THE ALTERNATIVE, TO STRIKE CERTAIN ALLEGATIONS IN THE CONSOLIDATED CLASS ACTION COMPLAINT

Robert H. Gordon, by his undersigned counsel, hereby (i) joins in the Fund Defendants' Motion to Dismiss the Consolidated Amended Class Action Complaint, the Fund Derivative Complaint, and the Derivative Complaint Brought on Behalf of the Bank of America; and (ii) in the alternative, moves pursuant to Federal Rule of Civil Procedure 12(f) for an order striking the reference to late trading from paragraph 24 of the Consolidated Amended Class Action Complaint and striking all references to late trading in causes of action against him (*i.e.*, in the Fourth, Fifth, Ninth, Tenth, Eleventh and Thirteenth Causes of Action).

Dated: New York, New York
March 7, 2005

Respectfully submitted,

FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP

By: /s/ David M. Morris
David M. Morris
(A Member of the Firm)

One New York Plaza
New York, New York 10004-1980
(212) 859-8000
Attorneys for Defendant Robert H. Gordon

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	MDL Docket No. 1586
	Case No. 04-MD-15862
This Document Relates To:	
BANK OF AMERICA/NATIONS FUNDS SUB-TRACK	

SUPPLEMENTAL MEMORANDUM OF LAW IN SUPPORT OF ROBERT H. GORDON'S MOTIONS TO DISMISS THE CONSOLIDATED AMENDED CLASS ACTION COMPLAINT, THE FUND DERIVATIVE COMPLAINT, AND THE DERIVATIVE COMPLAINT BROUGHT ON BEHALF OF THE BANK OF AMERICA

FRIED, FRANK, HARRIS, SHRIVER
& JACOBSON LLP
One New York Plaza
New York, New York 10004
(212) 859-8000

Attorneys for Robert H. Gordon

TABLE OF CONTENTS

PAGE

TABLE OF AUTHORITIES .... ii, iii, iv

PRELIMINARY STATEMENT AND SUMMARY OF ALLEGATIONS 1

POINT I. (DERIVATIVE COMPLAINTS) 3

POINT II. (CLASS ACTION COMPLAINT) 6

POINT III. (CLASS ACTION COMPLAINT) 7

A. Plaintiffs Do Not Allege That Robert Gordon Made Any Fraudulent Statements 7

B. The Scienter Allegations Are Insufficient 10

POINT IV. (CLASS ACTION COMPLAINT) 11

POINT V. (CLASS ACTION COMPLAINT) 13

POINT VI. (CLASS ACTION COMPLAINT) 13

POINT VII. (CLASS ACTION COMPLAINT) 14

POINT VIII. (CLASS ACTION AND FUND DERIVATIVE COMPLAINTS) 15

POINT IX. (CLASS ACTION COMPLAINT) 18

POINT X. 18

CONCLUSION 19

TABLE OF AUTHORITIES

CASES

PAGE

Abrams v. Koether,
766 F. Supp. 237 (D.N.J. 1991) 6

Adams v. Kinder-Morgan, Inc.,
340 F.3d 1083 (10th Cir. 2003) 15, 18

Aldridge v. A.T. Cross Corp.,
284 F.3d 72 (1st Cir. 2002) 15, 17

Beam v. Stewart,
833 A.2d 961 (Del. Ch. 2003), *aff'd*, 845 A.2d 1040 (Del. 2004) 4

Beam v. Stewart,
845 A.2d 1040 (Del. 2004) 4-5, 6

Burlington Indus., Inc. v. Edelman,
666 F. Supp. 799 (M.D.N.C. 1987) 12

Carpenter v. Harris, Upham & Co., Inc.,
594 F.2d 388 (4th Cir. 1979) 15-16

Central Bank of Denver, N.A. v. First Interstate Bank of Denver, N.A.,
511 U.S. 164 (1994) 10

Eastern Shore Markets, Inc. v. J.D. Assocs. Ltd. P'ship,
213 F.3d 175 (4th Cir. 2000) 6, 11

Gariety v. Grant Thornton, LLP,
368 F.3d 356 (4th Cir. 2004) 8, 10

Green v. Fund Asset Mgmt, L.P.,
147 F. Supp. 2d 318 (D.N.J. 2001) 14, 15

Green v. Nuveen Advisory Corp.,
186 F.R.D. 486 (N.D. Ill. 1999) 15

Halligan v. Standard & Poor's/Intercapital, Income Secs., Inc.,
434 F. Supp. 1082 (E.D.N.Y. 1977) 14

Harrison v. Westinghouse Savannah River Co.,
176 F.3d 776 (4th Cir.1999) 7

In re Cable & Wireless, PLC Sec. Litig.,
321 F. Supp. 2d 749 (E.D. Va. 2004) 16 n.15

In re CIENA Corp. Sec. Litig.,
99 F. Supp. 2d 650 (D. Md. 2000) 8

In re Criimi Mae, Inc. Secs. Litig.,
94 F. Supp. 2d 652 (D. Md. 2000) 16 n.15, 16-17

In re E. Spire Comm., Inc. Sec. Litig.,
127 F. Supp. 2d 734 (D. Md. 2001) 2 n.3

In re FAC Realty Sec. Litig.,
990 F. Supp. 416, 423 (E.D.N.C. 1997) 16 n.15

In re First Union Corp. Sec. Litig.,
128 F. Supp. 2d 871 (W.D.N.C. 2001) 7, 8, 12

In re Flanagan,
Rel. No. ID-160, 2000 WL 98210 (SEC Jan. 31, 2000) 9

In re Medimmune Inc. Sec. Litig.,
873 F. Supp. 953 (D. Md. 1995) 8, 15, 16,
.... 16 n.15, 17

In re Microstrategy, Inc. Sec. Litig.,
115 F. Supp. 2d 620 (E.D. Va. 2000) 17, 18

In re Royal Ahold,
351 F. Supp. 2d 334 (D. Md. 2004) 8, 14, 16 n.15

Jerozal v. Cash Reserve Mgmt, Inc.,
No. 81 Civ. 1569, 1982 WL 1363 (S.D.N.Y. Aug. 10, 1982) 15

Kaplan v. Peat, Marwick, Mitchell & Co.,
540 A.2d 726 (Del. 1988) 4 n.5

Kapps v. Torch Offshore, Inc.,
379 F.3d 207 (5th Cir. 2004) 12

Maher v. Durango Metals, Inc.,
144 F.3d 1302 (10th Cir. 1998) 17

Nolte v. Capital One Fin. Corp.,
390 F.3d 311 (4th Cir. 2004) 7

Ottman v. *Hanger Orthopedic Group, Inc.*,
353 F.3d 338 (4th Cir. 2003) 10

Phillips v LCI Int'l Inc.,
190 F.3d 609 (4th Cir. 1999) 11

Pinter v. Dahl,
486 U.S. 622 (1988) 14

Prusky v. Aetna Life Ins. & Annuity Co.,
Civ. A. No. 03-6264, 2004 WL 2384967 (E.D. Pa. Oct. 25, 2004) 9

Prusky v. Reliastar Life Ins. Co,
Civ. A. No. 03-6196, 2004 WL 2827049 (E.D. Pa. Dec. 7, 2004) 9

Schatz v. Rosenberg,
943 F.2d 485 (4th Cir. 1991) 10

Shaw v. Digital Equip. Corp.,
82 F.3d 1194 (1st Cir. 1996) 14

Turner v. Knight,
192 F. Supp. 2d. 391 (D. Md. 2002) 1 n.2

Wright v. Ernst & Young, LLP,
152 F.3d 169 (2d Cir. 1998) 10, 12

OTHER AUTHORITIES

PAGE

15 U.S.C. § 35(b)(2) 14
§ 35(b)(3) 15

15 U.S.C. § 78u-4(b)(2) 10
§ 78u-4(b)(1) 12

15 U.S.C. § 77k 13 n.13

PRELIMINARY STATEMENT AND SUMMARY OF ALLEGATIONS

Robert H. Gordon respectfully submits this Memorandum of Law in Support of his Motion to Dismiss the Consolidated Amended Class Action Complaint ("CACmpt."), the Consolidated Amended Fund Derivative Complaint ("FundCmpt.") and the Verified Amended Derivative Complaint for Breach of Fiduciary Duty ("PCmpt." and, collectively, the "Complaints") in their entireties (i) because the derivative plaintiffs did not make demand on the boards of Bank of America and the Nations Funds before suing Mr. Gordon; (ii) for failure to state a claim pursuant to Fed. R. Civ. P. Rules 9(b) and 12(b)(6) and the Private Securities Litigation Reform Act of 1995 ("PSLRA"); and (iii) for the reasons set forth in the various omnibus motions.[1] In the alternative, certain allegations should be stricken pursuant to Fed. R. Civ. P. 12(f).

Robert Gordon is an individual defendant, alleged to have been co-President of Bank of America Capital Management ("BACAP"), the investment advisor subsidiary of Bank of America until September 2001 when he was fired or resigned. FundCmpt. ¶301.[2] In addition, he is alleged to have been a Trustee of the Nations Funds for a short period, beginning after the prospectuses complained of in the Class Complaint were issued. That complaint is vague about when Robert Gordon became a Nations Funds Trustee ("since 2002" at CACmpt. ¶22(f)), but the prospectuses apparently cited show

---

1 *See* Omnibus Memorandum of Law in Support of the Fund Defendants' Motion to Dismiss the Consolidated Amended Class Action Complaints ("Omnibus Class Br."), the Omnibus Memorandum of Law in Support of the Fund Defendants' Motion to Dismiss ("Omnibus Fund Br.") and the Memorandum in Support of the Motion to Dismiss the Parent Derivative Actions in the Bank of America Sub-Track ("Bank Br.").

2 As required by law, this motion assumes all factual allegations in the Complaints are true, although many of them are not and will be contested at a later time. *Turner v. Knight*, 192 F. Supp. 2d. 391, 398 (D. Md. 2002), *aff'd*, No. 04-1125, 2005 WL 32826, (4th Cir. Jan. 7, 2005).

that he was not a Trustee when August 2002 prospectus was issued, and only became a Trustee thereafter (plaintiffs do not assert that he was a Trustee at any time in 2001).[3]

The allegations against Robert Gordon are scant. With some variation among the Complaints, they generally state that – after checking with the portfolio managers and senior BACAP officials and getting their approval (CACmpt. ¶93) – Robert Gordon: (1) approved Canary to market time in certain Nations Funds whose portfolio managers had told Mr. Gordon that market timing would not be problematic (CACmpt. ¶93); and (2) kept his superiors and others informed (CACmpt. ¶¶83, 93, 111-12).

A defendant must make a false or misleading statement or commit some other fraudulent act, with scienter, to be liable under Rule 10b-5. The Complaints do not allege that Mr. Gordon made any false or misleading statements to investors. In 2001-02, market timing was legal (it still is), and was not the subject of any SEC disclosure regulations. *See* Omnibus Fund Br. at 4; Omnibus Brief in Support of the Broker Defendants' Motions ("Omnibus Brokers' Br.") at 40-42. Approval of market timing is therefore not a fraud. Because Robert Gordon is not alleged to have made a false or misleading statement or committed a fraudulent act, that claim against him should be dismissed.

Liability under Rule 10b-5 also requires scienter. The Complaints allege no facts showing that Robert Gordon had any intent to deceive investors or anyone else. Just the opposite. He is affirmatively alleged to have sought input from the Funds' portfolio managers and senior BACAP personnel about whether they saw any issues. CACmpt. ¶83. When Canary sought additional timing space, Mr. Gordon

---

3 The Class Complaint is not specific about the exact prospectus or the Fund it is referring to, but counsel has not located any prospectus in the 2001-August 2002 period that names Robert Gordon as a Trustee. This Court should take judicial notice of, and rely upon, public documents quoted in the Complaints, and documents publicly available to reasonable investors. *See In re E. Spire Comm., Inc. Sec. Litig.*, 127 F. Supp. 2d 734, 737 (D. Md. 2001). A copy of portions of a Nations Funds July 31, 2002 prospectus is attached as Exhibit A to this brief. The full prospectus is available on line at www.sec.gov/Archives/edgar/data/1097519/000102140802010011/0001021408-02-010011.txt (accessed on March 7, 2005).

refused it unless the executives who actually ran the funds approved. CACmpt. ¶¶92-93. Moreover, Rob Gordon made clear that he would not approve market timing capacity in exchange for increased "sticky asset" investments: he told a senior executive of Bank of America's private bank that, while the "corresponding balances they give us in the funds are nice . . . I wouldn't do it for that." CACmpt. ¶93.[4] The Class Complaint's own allegations negate any basis for the Rule 10(b)-5 claim.

None of the Complaints, moreover, alleges facts as to Gordon's having anything at all to do with late trading, except for a solitary statement in the Class Complaint that generally lumps late trading and market timing together. CACmpt. ¶24. To the extent that there are any late trading claims against Robert Gordon, they should be dismissed. In the alternative, the single statement in the Class Complaint as to Mr. Gordon should be stricken or the plaintiffs ordered to separately state their late trading and market timing allegations as to him. The remaining counts should be dismissed for the reasons set out below and in the omnibus briefs:

POINT I.
(DERIVATIVE COMPLAINTS)

THE DERIVATIVE PLAINTIFFS' CLAIMS AGAINST ROBERT GORDON SHOULD BE DISMISSED FOR FAILURE TO MAKE DEMAND

The Bank's Brief and Omnibus Fund Brief explain that the derivative complaints' allegations of demand futility fail under Delaware law, and that the Parent Derivative Complaint and the Fund Derivative Complaint should therefore be dismissed in their entireties. However, even if the Court concludes on some basis that demand may be excused as to some defendants, there is no basis for demand to be excused as to Robert Gordon.

---

4 The Class Complaint quotes another email in which Mr. Gordon says he plans to solicit Canary to invest in a new fund in exchange for market timing capacity, but the Complaint acknowledges that new fund was never launched and timing capacity was approved anyway (CACmpt. ¶¶98-99). This demonstrates that Mr. Gordon did not condition timing capacity on sticky assets.

"[D]emand futility analysis is conducted on a claim-by-claim basis." *Beam v. Stewart*, 833 A.2d 961, 977 n.48 (Del. Ch. 2003), *aff'd*, 845 A.2d 1040 (Del. 2004). Courts "must review the complaint on a case-by-case basis to determine whether it states with particularity facts indicating that a relationship – whether it preceded or followed board membership – is so close that the director's independence may reasonably be doubted." 845 A.2d 1040 at 1051 (emphasis in original). Thus, the Court must look to each individual defendant when analyzing "demand."[5]

The Parent Complaint should be dismissed. The Parent Derivative Complaint purports to state a claim on behalf of Bank of America (the "Bank"). Robert Gordon is not and has never been a member of the Bank board, which was entirely independent of him. The Complaint alleges that Mr. Gordon was an officer of a different entity (BACAP) and a Trustee of the Nations Funds. PCmpt. ¶7. Neither of those entities are parties to the Parent Derivative case, and both are distinct corporate entities from the nominal plaintiff, the Bank. PCmpt. ¶5. Plaintiffs also do not allege that Mr. Gordon held any specific position at the Bank, although they do allege vaguely that he was "an officer." PCmpt. ¶242. In over 25 paragraphs on demand futility (PCmpt. ¶¶196-225), the Parent Complaint does not articulate any facts showing that the Bank of America board could not have independently exercised its business judgment about whether this action against Mr. Gordon should proceed. "Conclusory allegations are not considered as expressly pleaded facts or factual inferences. Likewise, inferences that are not objectively reasonable cannot be drawn in the plaintiff's favor." *Beam v. Stewart*, 845 A.2d 1040, 1048 (Del. 2004) (internal quotations omitted). "A director's interest may be shown by demonstrating a potential personal benefit or detriment to the director as a result of the decision."

[5] Mr. Gordon has standing to assert the requirement of demand, particularly where, as here, the company itself has objected to the continuation of the litigation. *Cf. Kaplan v. Peat, Marwick, Mitchell & Co.*, 540 A.2d 726, 730-31 (Del. 1988).

Id. at 1049. No such personal benefit or detriment has been alleged here. Alternatively, although a plaintiff may show that a defendant is "so beholden to an interested director ... that his or her discretion would be sterilized," *id.* at 1050 (internal quotations omitted), the Complaint alleges no relationships at all between Gordon and any of the directors. "[D]irectors are entitled to a presumption that they were faithful to their fiduciary duties." *Id.* at 1048 (emphasis in original). The level of factual support needed to be alleged to excuse demand is high. *See, e.g., id.* (affirming dismissal for failure to make demand in the face of specific factual allegations of personal friendship and economic control). The Parent Complaint never approaches that standard.[6]

Plaintiffs' own demand "futility" allegations show why demand should not be excused. They demonstrate that a majority of the Bank's board was made up of independent directors who had, between them, "extensive professional, executive management, and directorial experience, giving them specific knowledge, skill, and expertise" in running companies of varying sizes and in various businesses, including banking. *See* PCmpt. ¶205 and ¶¶206-14. There are no allegations that Robert Gordon controlled any of the outside directors or that any of them were or could not be independent of him.

The Fund Complaint should be dismissed. The Fund Derivative Complaint should be dismissed for the same reasons, and as explained in the Omnibus Fund Brief. No facts are alleged that any of the directors were relatives or particularly close friends of Gordon, or that he had economic control over any of them. *See, e.g., Beam*, 845 A.2d at 1040 (affirming dismissal for failure to make demand in the face of specific but insufficient factual allegations of personal

6 Plaintiffs contend that demand as to Robert Gordon should be excused because, if the Bank has directors' and officers' liability insurance, the policy would be void if the Bank brought suit in its own name. PCmpt. ¶225. But as the Bank explains, the Delaware Chancery Court has already rejected this argument. Bank Br. at 23-34.

friendship and economic control). Even assuming that the fund derivative plaintiffs are correct in saying that Fund directors are appointed and compensated by the Advisor and Officer Defendants (FundCmpt. ¶502(b), (d)), that does not mean or suggest that they would have had any bias in favor of Robert Gordon at the time that their Complaint was filed. *Abrams v. Koether* 766 F. Supp. 237, 255 (D.N.J. 1991) (under Delaware law, "[d]emand futility is determined as of the time the complaint was filed."). As the Fund Derivative Complaint alleges, Mr. Gordon "was fired or resigned" from BACAP on September 11, 2003, well before plaintiffs filed this lawsuit. FundCmpt. ¶301. In short, Plaintiffs allege no facts that could explain how Robert Gordon could possibly have had any ability to influence the directors after he left BACAP.

POINT II.
(CLASS ACTION COMPLAINT)

BECAUSE ROBERT GORDON IS NOT ALLEGED TO HAVE BEEN INVOLVED AT ALL IN LATE TRADING, ALL CLAIMS AGAINST HIM RELATING TO LATE TRADING SHOULD BE DISMISSED OR THE ALLEGATIONS STRICKEN

Although the Class Action Complaint purports to include late trading in its claims against Robert Gordon, there are no allegations of any factual link between Mr. Gordon and late trading. The only reference to late trading and Robert Gordon is a conclusory paragraph in which plaintiffs contend that "Mr. Gordon, along with Defendant Sihpol and DeMartini, as well as other employees of BofA, negotiated and approved market timing and late trading capacity for the Canary Defendants." CACmpt. ¶24. This superficial allegation is insufficient to state a claim and all claims based on it should be dismissed. *See Eastern Shore Markets, Inc. v. J.D. Assocs. Ltd. P'ship*, 213 F.3d 175, 180 (4th Cir. 2000) ("unwarranted inferences, unreasonable conclusions, or arguments" not credited); *In re First Union Corp. Sec. Litig.*, 128 F. Supp. 2d 871, 884 (W.D.N.C. 2001) (quoting *Harrison v. Westinghouse*

Savannah River Co., 176 F.3d 776, 784 (4th Cir.1999)) (plaintiffs must state time, manner, place of fraud). In the alternative, the reference to late trading in paragraph 24 of the Class Complaint and all references to late trading in the causes of action against Robert Gordon should be stricken pursuant to Fed. R. Civ. P. 12(f) (*i.e.*, in the Fourth, Fifth, Ninth, Tenth, Eleventh and Thirteenth Causes of Action).

POINT III.
(CLASS ACTION COMPLAINT)

THE 10-b(5) MARKET TIMING CLAIM SHOULD BE DISMISSED BECAUSE IT DOES NOT ALLEGE THAT ROBERT GORDON MADE A FRAUDULENT STATEMENT OR ACTED WITH SCIENTER

A. Plaintiffs Do Not Allege That Robert Gordon Made Any Fraudulent Statements

Plaintiffs have pled no facts that state a claim that Robert Gordon is liable for securities fraud. Their fourth and fifth[7] causes of action, alleging that Mr. Gordon violated Section 10-b(5) of the Securities Exchange Act and Rule 10b-5, should therefore be dismissed. To survive a motion to dismiss, plaintiffs must plead (with the particularity required by Rule 9(b) and the PSLRA) that: (1) defendant made a false statement or omission of material fact; (2) with scienter; (3) upon which the plaintiffs justifiably relied; and (4) such false statement or omission proximately caused the plaintiffs' damages. *Nolte v. Capital One Fin. Corp.*, 390 F.3d 311, 315 (4th Cir. 2004). In particular, the complaint must allege that the defendant himself "made a misrepresentation which he knew or should have known would be communicated to investors." *In re Royal Ahold*, 351 F. Supp. 2d 334, 371 (D. Md. 2004). Even playing a "significant role" in the events leading to the fraudulent statement is not

---

7 There are two counts labeled "Fifth"; the first of them, ¶¶174-84, is identical to the fourth count except that it is brought on behalf of people "who held shares in . . . the Nations Funds" and who "were injured in connection with the purchase and/or sale of the Invesco funds by the market timers and late traders, as alleged herein." CACmpt. ¶175 (emphasis added). This claim should be dismissed for the reasons stated in the text. In addition, it should be dismissed because holders (as opposed to purchasers and sellers) cannot maintain a 10b-5 claim. See Omnibus Class Action Brief at 18-19. Furthermore, the Complaint contains no factual allegations, let alone particularized allegations, that Mr. Gordon was in any way involved with the Invesco funds. No omissions or misstatements from Invesco prospectuses are alleged, nor is Mr. Gordon alleged to have had any connection to those funds.

enough—defendant must have made a communication to investors. *Gariety v. Grant Thornton, LLP*, 368 F.3d 356, 368 (4th Cir. 2004) (adopting "bright line" test and rejecting 9th Circuit "significant role" test). Plaintiffs, however, do not even plead that Robert Gordon made any such misrepresentation. Mr. Gordon is not alleged to have spoken to any investors, written to any investors, or made any public statements to investors. He therefore is not alleged to have made any misrepresentation that he "knew or should have known" would be communicated to investors. *In re Royal Ahold*, 351 F. Supp. 2d at 370. This deficiency requires dismissal.

Plaintiffs must plead with particularity <u>which</u> corporate officer conveyed a misrepresentation. They cannot rely on the "group published information doctrine" to impute responsibility to individuals. *See In re Royal Ahold*, 351 F. Supp. 2d at 401 (group published information doctrine is "inconsistent with the particularity and specificity required by the PSLRA and Rule 9(b)"); *In re First Union*, 128 F. Supp. 2d at 888; *In re CIENA Corp. Sec. Litig.*, 99 F. Supp. 2d 650, 663 n.11 (D. Md. 2000); *In re Medimmune Inc. Sec. Litig.*, 873 F. Supp. 953, 960-61 n.7 (D. Md. 1995).

Although the Complaint, with great prolixity, describes many things in three categories that Robert Gordon allegedly did, none of them violate Section 10b. Each is addressed in turn.

Approving Market Timing Is Not A 10b-5 Violation. Several paragraphs allege that Mr. Gordon "negotiated and approved market timing" for Canary.[8] Even if true, that conduct does not

8 *See* CACmpt. ¶24 (allegedly "negotiated and approved market timing" for Canary); ¶80 ("provided Defendant Sihpol with a list of Nations Funds from which Canary had made its selections of target funds."); ¶83 (forwarded a Sihpol e-mail to [unspecified] "senior managers of BACAP" and [unspecified] "individual portfolio managers" asking if "there are any issues" with proposed market timing); ¶84 (forwarded e-mail from Sihpol to [unspecified] BofA personnel); ¶¶92, 93 (email from Sihpol to Bryceland making hearsay statement that Mr. Gordon had agreed to increased market timing for Canary; Mr. Gordon denied ever having made statement); ¶93 (Mr. Gordon allegedly "enlisted the assistance of a[n] [unspecified] senior executive at BofA's private bank, with whom he had already discussed [unspecific] the issue."); ¶¶98-99 (Gordon tells DeMartini of plan to ask Canary for investment in new fund, but new fund is never established and Gordon approves additional timing capacity.); ¶¶111-12 (Mr. Gordon proposes redemption fee to Board of Trustees meeting and discloses that certain timing will be exempt); ¶¶113-14 (Thereafter, Mr. Gordon allegedly received an e-mail from an unspecified member of BofA's "timing police" stating that "we do not allow market timing activity" but approved further Canary timing).

violate Section 10b or Rule 10b-5. Market timing is not a fraudulent or illegal activity. To the contrary, before, during and after the alleged Class Period, various SEC Administrative Law Judges and other courts expressly found that "[m]arket timing of mutual fund purchases and sales does not violate federal securities laws." *See, e.g., In re Flanagan*, Rel. No. ID-160, 2000 WL 98210, at *5 (SEC Jan. 31, 2000) (emphasis added); *see also Prusky v. Reliastar Life Ins. Co.*, Civ. A. No. 03-6196, 2004 WL 2827049, *5 (E.D. Pa. Dec. 7, 2004) (market timing is not *per se* illegal); *Prusky v. Aetna Life Ins. & Annuity Co.*, Civ. A. No. 03-6264, 2004 WL 2384967, * 7 (E.D. Pa. Oct. 25, 2004) (ordering defendants to allow plaintiffs to market time in accordance with terms of contract); *see* Omnibus Class Br. at 4 and n.3. Because market timing is not illegal, allegations that Robert Gordon negotiated and approved market timing for Canary do not support a 10b-5 claim.

Receiving Email is Not A 10b-5 Violation. Several paragraphs simply allege that Gordon passively received various emails.[9] These allegations do not state a claim because they do not allege that Gordon did anything fraudulent. *See Wright v. Ernst & Young, LLP,* 152 F.3d 169, 175 (2d Cir. 1998).

There is No 10b-5 Liability for "Assisting, Condoning, or Failing to Prevent" Others' Activity. In a conclusory allegation, the Class Complaint asserts that Robert Gordon "assisted, facilitated, approved, condoned and/or failed to prevent the other Timer/Trader Defendants' and Facilitator Defendants' improper trading activity in the Nations Funds." CACmpt. ¶24. This fact-free

9 CACmpt. ¶81 (Sihpol allegedly informed Mr. Gordon of the "names of the trading vehicles Canary would be using for its timing trades and advised that a Canary affiliate would be making the dollar for dollar investment in the two short-term government funds."); ¶82 (Sihpol allegedly requested from Mr. Gordon information on "the portfolio's positions and weightings," but Gordon not alleged to have responded); ¶85 (an unspecified person forwarded an e-mail of Mr. Gordon's [at an unspecified time and place] to an unspecified person at the BofA "timing police."); ¶92 (Siphol sent Mr. Gordon a follow-up e-mail inquiring whether Canary could expand their space in the International Fund); ¶96 (Mr. Bryceland allegedly sent an email giving "accolades" to a number of people, including Robert Gordon); ¶94 (An unspecified Bank executive forwards an internal email of Robert Gordon's to another unspecified Bank executive asking that she speak to him; nothing is pled about whether that occurred.); ¶97 (Sihpol emails information about Canary's plans, which Mr. Gordon forwards to his boss.).

allegation does not state a claim. *See Schatz v. Rosenberg*, 943 F.2d 485, 489 (4th Cir. 1991). Moreover, it alleges the type of aiding and abetting that the Supreme Court has held not actionable. *See Central Bank of Denver, N.A. v. First Interstate Bank of Denver, N.A.*, 511 U.S. 164, 164 (1994); *Gariety*, 368 F.3d 356 at 369; *Wright*, 152 F.3d at 175.

B. The Scienter Allegations Are Insufficient

To survive a motion to dismiss, plaintiffs must allege facts giving rise to a strong inference that the Robert Gordon acted with scienter. *See* 15 U.S.C. § 78u-4(b)(2); *Ottman* v. *Hanger Orthopedic Group, Inc.*, 353 F.3d 338, 344 (4th Cir. 2003).

The Complaint does not allege facts raising any inference, not to mention a "strong inference," that Robert Gordon made a false or misleading statement with scienter. The Complaint asserts no facts at all that would suggest that Robert Gordon acted with an intent to defraud, or was reckless about whether he was committing fraud. Rather, the strong inference from the facts pled is that Gordon did not intend to commit fraud:

- **Robert Gordon approved market timing only after consulting with experts**, the responsible portfolio managers, to obtain assurance that no harm would be done by the timing. CACmpt. ¶93 ("agreement was only that he would consider approving an increase in Canary's timing capacity which was contingent upon the fund sub-advisor's consent to timing activity.").

- **Robert Gordon inquired of "senior managers with BACAP" and "individual portfolio managers" if "there are any issues"** with the proposed Canary relationship. CACmpt. ¶83;

- **Gordon denied Canary's request for timing capacity**, from time to time, contending that he would not approve additional space unless the fund sub advisor consented. CACmpt. ¶¶92-93;

- **The prospectus disclosed that the Funds could permit market timing.** (¶111) Although the Class Complaint is careful not to quote the prospectus, it clearly stated that a redemption fee would not be charged to "accounts where by agreement with Nations Funds short-term trading activity is permitted." Exh. A at 47.

Plaintiffs do not contend that Robert Gordon personally profited from the market timing or obtained other "concrete benefits." *Phillips v LCI Int'l Inc.*, 190 F.3d 609, 621 (4th Cir. 1999). His consultation with experts and superiors, denials of timing when the experts had not consented and disclosure in the prospectus, each alleged in the Complaint, all combine to negate scienter. *See Eastern Shore Markets,* 213 F.3d at 180 (rejecting "unwarranted inferences, unreasonable conclusions"). Given that market timing is not illegal and that no SEC regulation required disclosure of market timing policies at the time, no amount of Plaintiffs' conclusory bluster can establish scienter.

POINT IV.
(CLASS ACTION COMPLAINT)

THE INSIDER TRADING CLAIM AGAINST ROBERT GORDON SHOULD BE DISMISSED BECAUSE HE IS NOT ALLEGED TO HAVE PROVIDED MATERIAL NON-PUBLIC INFORMATION

In its second "Fifth" cause of action (CACmpt. ¶¶185-91), also brought under Section 10(b), the Class Complaint asserts that the "Advisor Defendants, the Administrator Defendant, the Trustee Defendants, the Broker Defendant and the Individual Defendants," collectively, "tipped" Canary by providing it with "non-public material Nations Funds information concerning the make-up of the Nations Funds." CACmpt. ¶187. Plaintiffs further assert that unspecified "defendants" "improperly profited and earned substantial fees as a result of the derivative swap transactions conducted by the Canary Defendants based on non-public material information." CACmpt. ¶190.

However, the Complaint does not allege any particular facts about Robert Gordon: neither what information he supplied, nor when it was supplied, or to whom, or even that he knew it would be supplied. Plaintiffs do claim that Mr. Sihpol "sought to enlist" Mr. Gordon "with Canary's proposed derivatives transactions" by asking him by e-mail what was "the most efficient, proper way" of obtaining the portfolio's positions. CACmpt. ¶82 (emphasis added). Unable to claim that Robert

Gordon provided the portfolio's positions to anyone or directed their disclosure, plaintiffs only claim that Mr. Gordon forwarded this e-mail at an unspecified time to unspecified senior managers and portfolio managers within BACAP. CACmpt. ¶83. Plaintiffs then allege that Sihpol obtained the "precise makeup" of the portfolios from an unnamed person in "defendant Gordon's group," not from Robert Gordon. CACmpt. ¶91.

Like all claims under Section 10, the facts underlying this count were not alleged with the particularity required by the PSLRA and Rule 9(b). *E.g., In re First Union,* 128 F. Supp. 2d at 884; 15 U.S.C. § 78u-4(b)(1). There are no pleaded facts (particular, conclusory or otherwise) that Robert Gordon provided any material non-public information to Canary. Rather, the allegation is as to some unnamed person in his group. CACmpt. ¶91. This allegation does not state a claim against Robert Gordon. *See Wright,* 152 F.3d at 175; *Burlington Indus., Inc. v. Edelman*, 666 F. Supp. 799, 813-15 (M.D.N.C. 1987). Moreover, Sihpol's request for a "proper" means of obtaining information is explicitly a request only for permitted information. Forwarding this request to others cannot constitute insider trading. *Kapps v. Torch Offshore, Inc.*, 379 F.3d 207, 214 (5th Cir. 2004) (public information cannot be basis for insider trading violation). Without any particularized allegations that Robert Gordon personally supplied any material non-public information or that he had scienter, the insider trading claim against him should be dismissed. *See* point III.B above.

POINT V.
(CLASS ACTION COMPLAINT)

THE SECTION 11 CLAIM AGAINST ROBERT GORDON SHOULD BE DISMISSED BECAUSE HE WAS NEITHER A SIGNATORY OF THE 2001 OR 2002 PROSPECTUS NOR A TRUSTEE AT THAT TIME

In addition to the reasons set forth in the Omnibus Class Brief (at 11-17), the Section 11 claims against Robert Gordon should be dismissed because only certain statutorily enumerated individuals are

liable under section 11,[10] and Robert Gordon is not one of them. He is not alleged to have signed any of the prospectuses complained of. He was not a Trustee of the Nations Funds when the 2002 prospectus was issued. *See* CACmpt. ¶24 (trustee "since 2002"); Exh. A at 35-41 (listing all trustees as of July 31, 2002, not including Robert Gordon).

POINT VI.
(CLASS ACTION COMPLAINT)

THE SECTION 12 CLAIM AGAINST ROBER GORDON SHOULD BE DISMISSED BECAUSE HE IS NOT A SELLER

Robert Gordon was not a "seller" of the Nations Funds securities and can have no section 12 liability.[11] Section 12(a)(2) liability attaches only to a defendant who "passes title or interest in a security to a buyer for value or solicits an offer to buy a security." *In re Royal Ahold*, 351 F. Supp. 2d 334, 403 (D. Md. 2004) (citing *Pinter v. Dahl*, 486 U.S. 622, 642-51 (1988)). Plaintiffs must therefore allege facts that the defendant directly passed title to the plaintiffs or was "directly involved in the actual solicitation of a security purchase." *Shaw v. Digital Equip. Corp.*, 82 F.3d 1194, 1216 (1st Cir. 1996). Robert Gordon is not alleged anywhere in the Complaint to have been a seller or directly involved in the actual solicitation of any security. The Section 12 claim against him should be dismissed.

---

[10] Under 15 U.S.C.A. § 77k, Section 11 liability only attaches to:

(1) every person who signed the registration statement;
(2) every person who was a director of (or person performing similar functions) or partner in the issuer at the time of the filing of the part of the registration statement with respect to which his liability is asserted;
(3) every person who, with his consent, is named in the registration statement as being or about to become a director, person performing similar functions, or partner;
(4) every accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him, who has with his consent been named as having prepared or certified any part of the registration statement, or as having prepared or certified any report or valuation which is used in connection with the registration statement, with respect to the statement in such registration statement, report, or valuation, which purports to have been prepared or certified by him;
(5) every underwriter with respect to such security.

[11] Once again, plaintiffs' drafting deficiencies are apparent. Plaintiffs plead in count two a "Second Claim for Relief Violation of Section 12(a)(2) of the Securities Act," but then in the corresponding descriptive paragraphs they allege that the claim is "brought pursuant to Section 11 of the Securities Act." This memorandum addresses sections 11 and 12 for the avoidance of doubt.

POINT VII.
(CLASS ACTION COMPLAINT)

THE SECTION 36(b) CLAIM SHOULD BE DISMISSED AS AGAINST ROBERT GORDON

The claim against Robert Gordon under section 36(b) of the ICA should be dismissed because the Complaint does not allege that Mr. Gordon received any compensation from the Nations Funds, (CACmpt. ¶¶209-12), as well as for the reasons stated in the Omnibus Class Brief.

Section 36(b) provides a remedy for breach of fiduciary duty for charging excessive fees "paid by such registered investment company, or by the security holders thereof, to such investment advisor or any affiliated person." 15 U.S.C. § 35(b)(2) (emphasis added). Under the statute, "No such action shall be brought . . . against any person other than the recipient of such compensation. . . ." *Green v. Fund Asset Mgmt, L.P.*, 147 F. Supp. 2d 318, 330 (D.N.J. 2001) (quoting 15 U.S.C. § 35(b)(3) (emphasis added)); *Halligan v. Standard & Poor's/Intercapital, Income Secs., Inc.*, 434 F. Supp. 1082, 1085 (E.D.N.Y. 1977) (section 36(b) "must be narrowly read to mean that only those who receive money paid by the investment company for investment advisory services may be held liable. . .").

Robert Gordon is not alleged to have been the recipient of any payment from the Nations Funds (CACmpt. ¶¶134-37, 211-12, 217). The 36(b) claim therefore should be dismissed. In *Green*, the plaintiffs contended that, because the officers of the investment advisor received salaries from the advisor, they indirectly received recoverable advisory compensation. *Green*, 147 F. Supp. 2d at 330. The court disagreed, holding that unless the facts showed an arrangement to pay the officers instead of the advisor in an effort to evade liability, there was no claim stated as against the officers. *Id.* Plaintiffs here contend nothing of the sort, and their general allegations are insufficient. *See Green v. Nuveen Advisory Corp.*, 186 F.R.D. 486, 491-92 (N.D. Ill. 1999) (no liability where there is no allegation that

affiliate received payments from the Funds or its shareholders); *Jerozal v. Cash Reserve Mgmt, Inc.*, No. 81 Civ. 1569, 1982 WL 1363, at *6 (S.D.N.Y. Aug. 10, 1982) (same).

POINT VIII.
(CLASS ACTION AND FUND DERIVATIVE COMPLAINTS)

THE CONTROL PERSON CLAIMS AGAINST ROBERT GORDON SHOULD BE DISMISSED

To establish liability under any of the control person statutes, plaintiffs must allege that the defendant controlled the primary violator,[12] and the allegation of control must be based on specific facts, not merely on a defendant's alleged positions or titles. *See In re Medimmune*, 873 F. Supp. at 961 (status of defendant insufficient basis); *see also Adams v. Kinder-Morgan, Inc.*, 340 F.3d 1083, 1108 (10th Cir. 2003) (must show actual participation); *Aldridge v. A.T. Cross Corp.,* 284 F.3d 72, 85 (1st Cir. 2002) (status of defendant insufficient; must allege factually that defendant "actually exercise[d] control"). Defendant's control over and participation in the wrongdoing must also be shown. *Carpenter v. Harris, Upham & Co.*, 594 F.2d 388, 394 (4th Cir. 1979) (must be "in some meaningful sense culpable participants in the acts perpetrated by the controlled person.").[13] The PSLRA and Rule 9(b) should also apply.[14]

---

12 Plaintiffs must also allege a primary violation, and as discussed above and in the omnibus briefs, no primary violation has been alleged. This is an independent reason to dismiss the control person counts.

13 There seems to be some difference of opinion among the district courts in this circuit. *Compare In re Cable & Wireless, PLC Sec. Litig.*, 321 F. Supp. 2d 749, 774 (E.D. Va. 2004); *In re Criimi Mae Sec. Litig.*, 94 F. Supp. 2d 654, 657 (D. Md. 2000) ("must allege" culpable participation*); In re FAC Realty Sec. Litig.*, 990 F. Supp. 416, 423 (E.D.N.C. 1997) ("must allege and prove" culpable participation); *In re Medimmune*, 873 F. Supp. at 960-61 (plaintiff must plead with particularity that "the defendant, in bad faith, directly or indirectly induced the act constituting the violation"), *with In re Royal Ahold*, 351 F. Supp. 2d at 408 ("plaintiffs are not required to allege 'culpable participation' beyond the facts of control and the underlying violation by the controlled person in order to state a claim").

14 *Compare In re Cable & Wireless,* 321 F. Supp. 2d at 760 ("Both 10(b) and 20(a) claims generally involve allegations of fraud, and a plaintiff must also meet the requirements of Rule 9(b) of the Federal Rules of Civil Procedure that 'the circumstances constituting fraud . . . be stated with particularity ' in the complaint."); *In re Medimmune,* 873 F. Supp. at 960-61 ("Comparable specificity is required where, as here, plaintiffs attempt to fix

Exchange Act Section 20 and Securities Act Section 15 (Class Action Complaint). The Class Complaint allegation (¶¶192-97 (§20), ¶159 (§15)) that Robert Gordon was a "control person" of the Nations Funds should be dismissed under these standards. Plaintiffs have alleged no facts that would show that Robert Gordon controlled the Nations Funds during the time the allegedly improper prospectuses were issued. The Complaint's own language condemns the claim. The Complaint alleges that twenty defendants all "had direct and supervisory involvement in the operations of the Nations Funds and, therefore, [are] presumed to have had the power to control or influence the particular transactions giving rise to the securities law violations as alleged herein." CACmpt. ¶196. But there is no "presumption" of control in the Fourth Circuit. *In re Medimmune*, 873 F. Supp. at 961 (allegations must specify that "a given [d]efendant had both the power to control a person and that [he], in bad faith, directly or indirectly induced the act constituting the violation."); *see also Carpenter*, 594 F.2d at 394 (control person liability only imposed upon those "who are in some meaningful sense culpable participants in the acts perpetrated"); *In re Criimi Mae, Inc. Secs. Litig.*, 94 F. Supp. 2d 652, 657 (D. Md. 2000) (must allege culpable participation). Because no facts are alleged to support the conclusory allegations, the claim should be dismissed. *Aldridge*, 284 F.3d at 85.

The only factual allegation is that Robert Gordon was a member of the Fund Board after the prospectuses complained of were issued. With a shocking lack of candor, the Complaint recites that Mr. Gordon was a Trustee "since 2002," although he became a Trustee after the August 2002 prospectus was issued, as shown by the fact that it does not list him as a Trustee.[15] Moreover, even being a Trustee does not in itself establish control. *In re Medimmune,* 873 F. Supp. at 961.

---

liability on every Defendant for every statement made by every other Defendant based on Section 20(a)") *with In re Royal Ahold*, 351 F. Supp 2d at 408.

15 See Exh. A at 35-41; 181-82. (prospectus showing Gordon not a trustee when August prospectus issued; Gordon did not sign prospectus).

The Complaint also includes an incomprehensible paragraph in which 5 groups of defendants (twenty people or entities in total) are alleged to have somehow been control persons of one another:

> [T]he Issuer Defendants, Advisor Defendants, the Administrator Defendants, the Trustee Defendants and the Individual Defendants each violated Section 10(b) and Rule 10b-5 by their acts and omissions as alleged in this Complaint. By virtue of their positions as controlling persons the Issuer Defendants, Advisor Defendants, the Administrator Defendants, the Trustee Defendants and the Individual Defendants are liable pursuant to Section 20(a).

CACmpt. ¶197. It is impossible to discern which people or entities are alleged to have controlled which of the others, and what primary violation is alleged. The Complaint certainly does not allege any facts supporting any of the many possible permutations, and therefore fails to state a claim. *In re Microstrategy, Inc. Sec. Litig.*, 115 F. Supp. 2d 620, 661 (E.D. Va. 2000) (quoting *Maher v. Durango Metals, Inc.*, 144 F.3d 1302, 1306 (10th Cir. 1998)) (Dismissal appropriate when "'a plaintiff does not plead any facts from which it can reasonably be inferred the defendant was a control person.'").

ICA Section 48(a) (Class Action and Fund Derivative Complaints). The Class and Fund Derivative Complaints allege that Gordon controlled "the Advisor Defendants and the Distributor Defendants." FundCmpt. ¶¶646-48; CACmpt. ¶¶213-23. However, neither Complaint alleges that Rob Gordon had or exercised control over the allegedly improper conduct. *Adams*, 340 F.3d at 1108 (in section 20 case, "There must be some showing of actual participation in the corporation's operation or some influence before the consequences of control may be imposed." (citations omitted)); *In re Microstrategy Inc. Sec. Litig.*, 115 F. Supp. 2d 620, 661 (E.D. Va. 2000).

- The gravamen of ICA § 36 is that the Funds paid excessive Fees to the Advisor. However, Plaintiffs have not plead that Robert Gordon controlled setting the terms of the Advisory fee agreements. The Complaints plead no facts alleging Mr. Gordon's role in setting the fees. *E.g.*, FundCmpt. ¶¶601-18 (detailing allegations under section 36(b) against Advisor and Distributor Defendants; omitting mention of Robert Gordon's role). CACmpt. ¶208-12.

- The gravamen of ICA § 47 are improper 12b-1 fees paid by the Funds. However, the Complaint does not allege facts showing that Robert Gordon controlled the negotiation of any agreements among the Advisor, the Distributor and the Funds, or the 12b-1 Plans. FundCmpt. ¶¶647-48; CACmpt. ¶213-23.

POINT IX.
(CLASS ACTION COMPLAINT)
THE STATE LAW CLAIMS ARE BARRED BY SLUSA

For all of the reasons articulated by the Fund Defendants, the Court should dismiss the Eleventh, Twelfth, Thirteenth and Fourteenth claims as against Robert Gordon under the Securities Litigation Uniform Standards Act ("SLUSA"). Omnibus Class Br. at 43-48.

POINT X.
ARGUMENTS NOT BRIEFED BUT PRESERVED AT THE DIRECTION OF THE COURT

State law claims. Plaintiffs have failed to state a claim against Robert Gordon under their various common law theories. Pursuant to the direction of the Court and agreement of the parties as expressed on the teleconference with the Court on Thursday, February 10, 2005, however, those arguments are preserved and will be briefed under a separate briefing schedule.

Personal Jurisdiction and Venue. Robert Gordon is not subject to the personal jurisdiction of this Court or all of the courts in which the underlying cases were filed, and venue is not proper in them. He is a resident of New York and worked in New York and (for part of the alleged class period) in North Carolina. Pursuant to the Court's direction at the April 2, 2004 conference, as confirmed by letter from the Court on December 7, 2004, Robert Gordon hereby preserves his objection to personal jurisdiction and venue, and defers briefing the issue pending further order by the Court.

CONCLUSION

For all of the foregoing reasons, Robert H. Gordon's motions to dismiss the Complaints should be granted and all Complaints should be dismissed in their entirety as against him, with costs. In the alternative, the reference to late trading in paragraph 24 of the Class Complaint and all references to late trading in the causes of action against Robert Gordon should be stricken pursuant to Fed. R. Civ. P. 12(f) (*i.e.*, in the Fourth, Fifth, Ninth, Tenth, Eleventh and Thirteenth Causes of Action).

Dated: New York, New York
March 7, 2005

Respectfully submitted,

FRIED, FRANK, HARRIS, SHRIVER
& JACOBSON LLP

By: /s/ David M. Morris
David M. Morris
(A Member of the Firm)
One New York Plaza
New York, New York 10004-1980
(212) 859-8000

Attorneys for Defendant
Robert H. Gordon

Of Counsel: Robert E. Juceam
Jennifer L. Colyer

UNITED STATES DISTRICT COURT
DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION ALLIANCE, FRANKLIN/TEMPLETON, BANK OF AMERICA/NATIONSFUNDS and PILGRIM BAXTER This Document Relates To: Bank of America Subtrack	MDL 1586 Case No. 04-MD-15862 (AMD)

MEMORANDUM IN SUPPORT OF RICHARD M. DEMARTINI'S MOTION TO DISMISS THE CONSOLIDATED CLASS ACTION AMENDED COMPLAINT, THE CONSOLIDATED FUND DERIVATIVE COMPLAINT, AND THE VERIFIED AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY

MORVILLO, ABRAMOWITZ, GRAND
IASON & SILBERBERG, P.C.
565 Fifth Avenue
New York, New York 10017
212-856-9600 (phone)
212-856-9494 (fax)
Attorneys for Defendant Richard M. DeMartini

TABLE OF CONTENTS

Page

TABLE OF AUTHORITIES iii

PRELIMINARY STATEMENT 1

SUMMARY OF FACTUAL ALLEGATIONS 2

The Class Action Complaint 3

The Derivative Complaints 4

ARGUMENT 5

I. THE CLASS ACTION COMPLAINT'S 10b-5 CLAIMS FAIL TO ADEQUATELY ALLEGE THAT MR. DEMARTINI ACTED WITH SCIENTER 5

A. Plaintiffs' Non-Particularized Allegations of Intentional and/or Reckless Misconduct Are Insufficient to Establish Scienter 5

B. Plaintiffs Cannot Utilize the Group Pleading Doctrine to Adequately Allege Scienter 8

C. Plaintiffs' Non-Particularized and Conclusory Motive and Opportunity Allegations Are Insufficient to Establish Scienter 9

D. Mr. DeMartini's Position at Bank of America is Insufficient to Establish Scienter 10

II. THE DERIVATIVE COMPLAINTS FAIL TO ADEQUATELY ALLEGE DEMAND FUTILITY AS TO MR. DEMARTINI 11

III. THE CLAIMS ASSERTED AGAINST MR. DEMARTINI UNDER SECTION 36(b) OF THE INVESTMENT COMPANY ACT MUST BE DISMISSED 12

IV. THE CONTROL PERSON CLAIMS AGAINST MR. DEMARTINI MUST BE DISMISSED 13

A. Plaintiffs' Section 20(a) Claim Must be Dismissed as to Mr. DeMartini 13

B. Plaintiffs' Section 48(a) Claim Must be Dismissed as to Mr. DeMartini 14

V. MR. DEMARTINI'S OBJECTIONS TO THE STATE LAW CLAIMS ARE PRESERVED BY COURT ORDER 15

CONCLUSION 16

TABLE OF AUTHORITIES

Page(s)

Cases

Amlund v. Deloitte & Touche, 199 F. Supp. 2d 461 (E.D. Va. 2002) 7

Carpenter v. Harris, Upham & Co., 594 F.2d 388 (4th Cir. 1979) 13

In re First Union Securities Corp. Litigation, 128 F. Supp. 2d 871 (W.D.N.C. 2001) 7, 10

Glaser v. Enzo Biochem, Inc., 303 F. Supp. 2d 624 (E.D. Va. 2003) 7, 9

Hall v. Tyco International, Ltd., 223 F.R.D. 219 (M.D.N.C. 2004) 7

Kamen v. Kemper Financial Services, Inc., 500 U.S. 90 (1991) 11

Krim v. Coastal Physician Group, Inc., 81 F. Supp. 2d 621, (M.D.N.C. 1998), aff'd 201 F. 3d 436 (4th Cir. 1999) 7

In re Medimmune, Inc. Securities Litigation, 873 F. Supp. 953 (D. Md. 1995) 13

Ottman v. Hanger Orthopedic Group, Inc., 353 F.3d 338 (4th Cir. 2003) 5

Phillips v. LCI International, 190 F.3d 609 (4th Cir. 1999) 5, 9, 10

Rales v. Blasband, 634 A. 2d 927 (Del. 1993) 11

In re Royal Ahold, N.V. Securities & Erisa Litigation, 351 F. Supp. 2d 334 (D. Md. 2004) 5, 6, 9

Smith v. Circuit City Stores, 286 F. Supp. 2d 707 (E.D. Va. 2003) 6, 7, 10

Southland Securities Corp. v. Inspire Insurance Solutions, Inc., 365 F. 3d 353 (5th Cir. 2004) 9

Statutes

15 U.S.C. § 78u-4(b)(2) 6

15 U.S.C. § 80a-35(b) 12

15 U.S.C. § 80a-35(h)(3) 12

15 U.S.C. § 80-47(a) 14

Richard M. DeMartini, by his counsel, moves to dismiss the claims asserted against him in (1) Plaintiffs' Consolidated Class Action Complaint (the "Class Action Complaint"); (2) the Consolidated Amended Fund Derivative Complaint (the "Fund Derivative Complaint"); and (3) the Verified Amended Derivative Complaint for Breach of Fiduciary Duty (the "Parent Derivative Complaint") (the Fund Derivative Complaint and Parent Derivative Complaint are collectively referred to as the "Derivative Complaints"). The claims asserted against Mr. DeMartini in these three Complaints should be dismissed pursuant to Fed. R. Civ. P. 12(b) (6) and 9(b) and the Private Securities Litigation Reform Act of 1995 (the "PSLRA") for the reasons stated herein, and also are subject to dismissal for the reasons set forth in the legal memoranda accompanying the various omnibus motions to dismiss as well as the supplemental motions to dismiss submitted by Bank of America (the "Bank").[1]

PRELIMINARY STATEMENT

None of the three Complaints asserting claims against Mr. DeMartini can withstand a motion to dismiss. In addition to the reasons set forth in the Omnibus and Bank of America briefs, the claims against Mr. DeMartini must be dismissed for the following reasons. First, with respect to the Class Action Complaint, as to Mr. DeMartini, Plaintiffs conspicuously fail establish that he acted with scienter because they offer no particularized facts in alleging that he violated Section 10(b) of the Securities Exchange Act and SEC Rule 10b-5. Rather, Plaintiffs offer only conclusory and generalized allegations as to Mr. DeMartini's state of mind, contending, but not alleging with particularity, that he acted knowingly and/or recklessly, and that he stood to profit from the Bank's relationship with the Canary Defendants (defined below).

[1] The Omnibus motions include the Omnibus Motion to Dismiss the Amended Consolidated Class Action Complaint (the "Omnibus Class Motion") and the Omnibus Motion to Dismiss Plaintiffs' Consolidated Amended Fund Derivative Complaints ("Omnibus Derivative Motion") (collectively, the "Omnibus Motions"). Bank of America's Motions include Bank of America's Motion to Dismiss the Parent Derivative Complaint in the Bank of America Sub-track (the "Bank's Parent Derivative Motion") and Bank of America's Supplemental Memorandum in Further Support of the Motion to Dismiss the Derivative Complaint and the Class Action Complaint in the Bank of America Sub-track (the "Bank's Motion to Dismiss Class and Derivative Complaints") (collectively, the "Bank's Motions"). Mr. DeMartini joins in the arguments set forth in the Omnibus and Bank of America motions.

Such generalized and conclusory allegations, without the support of particularized facts establishing a strong inference of scienter, cannot withstand scrutiny under the heightened pleading requirements of the PSLRA and Fed. R. Civ. P. 9(b).

Second, the Derivative Complaints must be dismissed because, as set forth in the Omnibus and Bank of America briefs, the derivative plaintiffs have failed to make a demand on the Bank's Board of Directors (the "Board") or the Nations Funds' Trustees (the "Trustees"), and have not set forth sufficient reasons as to why a demand would be futile. Moreover, the derivative plaintiffs have failed to plead a single particularized fact demonstrating why the Board or the Trustees could not have made an independent decision about whether a suit should proceed against Mr. DeMartini.

Third, the claims against Mr. DeMartini under Section 36(b) of the Investment Company Act ("ICA") must be dismissed because Class and Fund Derivative Plaintiffs have failed to allege that Mr. DeMartini received any compensation or payments from an investment adviser. Finally, as discussed in further detail below, Class and Fund Derivative Plaintiffs fail to state a claim against Mr. DeMartini for control person liability.

SUMMARY OF FACTUAL ALLEGATIONS

The Class Action and Derivative Complaints seek to hold Mr. DeMartini and other defendants liable, in part, for purported misstatements, omissions and/or breaches of fiduciary duties relating to the terms of the Bank's relationship with Edward Stern ("Stern") and various investment companies he operated and managed, including Canary Capital Partners, LLC, Canary Investment Management, LLC, and Canary Capital Partners, Ltd. (Stern and the funds he operated and managed are collectively referred to herein as the "Canary Defendants"). The crux of the Plaintiffs' complaints focuses on the purported harm they suffered as a result of the Canary Defendants ability to "market time" and "late trade" shares of certain Nations Funds. Each complaint is notable for its lack of factual allegations relating to Mr. DeMartini.

The Class Action Complaint

Despite naming Mr. DeMartini as a defendant, Mr. DeMartini is mentioned by name a total of four times in the 251 paragraph Class Action Complaint. Indeed, the totality of the factual allegations set forth against Mr. DeMartini include:

- Mr. DeMartini's position as President of Bank of America Corporation's ("Bank of America Corp." or the "Bank") Asset Management Group during the Class Period. CAC, ¶ 25.

- That on or about September 19, 2003, Mr. DeMartini sent a letter to all Nations Funds shareholders, informing them of investigations conducted by government agencies regarding market timing and late trading. CAC, ¶ 6.

- The conclusory allegation, without pointing to a single particularized fact, that Mr. DeMartini purportedly "negotiated and approved market timing and late trading capacity" for the Canary Defendants, and "assisted, facilitated approved, condoned and/or failed to prevent other improper trading activities in the Nations Funds." CAC, ¶¶ 24, 25.

- That Mr. DeMartini received an e-mail from Charles Bryceland, forwarding him an earlier e-mail message from Theodore Sihpol to Mr. Bryceland in which Mr. Sihpol, in quantifying, the Bank's relationship with certain Canary entities wrote:

  > [T]he commission generated as of 12/31/01 has totaled over $655,000 (not including any revenue generated from the LIBOR + 125 [basis points] $100MM line of credit from the bank - of which 70MM is currently drawn). This means the revenues from [Asset Management Group] would total over $2,250,000, on an annualized basis. This number assumes zero growth over the next year and does not include the one time fees (initial mutual funds charges, loan closings, etc.) the account experienced this year. We are meeting with Eddie Stern on Monday to discuss dramatically expanding their derivative business and the addition of new capital to their trading accounts.

  CAC, ¶ 95. That e-mail was forwarded to Mr. DeMartini and others by Mr. Bryceland. In forwarding the e-mail, Mr. Bryceland wrote that Robert Gordon and BACAP deserved "accolades" for "giving access to BACAP funds for market timing activities." CAC, ¶ 96.

- That Mr. DeMartini received an e-mail from Robert Gordon forwarding him an e-mail message Mr. Gordon had received from Mr. Sihpol which noted, in part, that the Canary Funds were requesting additional space to invest in three other mutual funds. Mr. Gordon forwarded Mr. Sihpol's e-mail to Mr. DeMartini, and wrote: "Rich-Once we've gotten the Marsico Principal Protected Fund off the ground, we intend to ask Mr. Stern for a commitment of $20 million in return for the market timing commitments." CAC, ¶ 97-98.

Based on these factual allegations, Plaintiffs assert claims against Mr. DeMartini pursuant to Section 10(b) of the Exchange Act and SEC Rule 10b-5, Section 20(a) of the Exchange Act, Sections 36(a) and (b) of the Investment Company Act ("ICA"), and Section 48(a) of the ICA. Plaintiffs also assert various state law claims against Mr. DeMartini.

The Derivative Complaints

The Derivative Complaints are also noteworthy for their lack of factual allegations pertaining to Mr. DeMartini. The Parent Derivative Complaint mentions Mr. DeMartini by either name or position only five times throughout its 97 page complaint. Three of those five references state only generalized information about Mr. DeMartini's position and salary, including (a) his position as President of Bank of America's Asset Management Group, which he held until April 1, 2004; (b) the fact that he received a specific salary and bonus compensation in 2002 and 2003; and (c) an allegation that his departure was announced in October 2003. Parent Derivative Complaint ("PDC"), ¶ ¶ 8, 115. The other two references involve Mr. DeMartini's receipt of the two e-mail messages noted above. PDC, ¶ ¶ 153-156. The Parent Derivative Complaint asserts a single claim against Mr. DeMartini for breach of fiduciary duty.

Remarkably, the Fund Derivative Complaint offers even fewer factual references to Mr. DeMartini, mentioning him by name only two times (and erroneously identifying him as

"Richard D. Martini"). Of those two references, the Fund Derivative Plaintiffs only allege that Mr. DeMartini was the President of the Bank's Asset Management Group and that he received the e-mail which was forwarded to him by Mr. Bryceland. Fund Derivative Complaint ("FDC") ¶ ¶ 22(b), 277. Based on nothing more than these two generalized facts, the Fund Derivative Plaintiffs assert claims against Mr. DeMartini pursuant to Sections 36(a) and 48(a) of the ICA. These Plaintiffs also assert a state law unjust enrichment claim against him.

ARGUMENT

POINT I
THE CLASS ACTION COMPLAINT'S 10b-5 CLAIMS FAIL TO ADEQUATELY ALLEGE THAT MR. DEMARTINI ACTED WITH SCIENTER
(Class Action Complaint)

A. Plaintiffs' Non-Particularized Allegations of Intentional and/or Reckless Misconduct Are Insufficient to Establish Scienter

A successful cause of action under Rule 10b-5 requires that the plaintiffs allege that each individual defendant (1) "made a false statement or omission of material fact, (2) with scienter, (3) upon which the plaintiff justifiably relied, (4) that proximately caused the plaintiff's loss." See Ottmann v. Hanger Orthopedic Group, Inc., 353 F.3d 338, 342 (4th Cir. 2003); Phillips v. LCI International, 190 F.3d 609, 613 (4th Cir. 1999); see also In re Royal Ahold N.V. Sec. and ERISA Litigation, 351 F. Supp. 2d 334, 368 (D. Md. 2004). Because Plaintiffs cannot meet their pleading burden as to the element of scienter, their claims against Mr. DeMartini must be dismissed.

Plaintiffs, in their fourth and fifth causes of action,[2] allege that the named defendants (including Mr. DeMartini) violated 10b-5 by (i) purportedly failing to disclose certain

[2] Plaintiffs have labeled two counts as the "Fifth" cause of action. The first of the "Fifth" Counts, CAC ¶ ¶174-184, is virtually identical to the fourth count except that it is brought on behalf of those who "held shares in . . . the Nations Funds" and who "were injured in connection with the purchase and/or sale of Invesco funds by the market timers and late traders, as alleged herein." CAC ¶ 175. This claim should be dismissed for the reasons stated herein. Moreover, the Class Action Complaint offers no factual allegations that Mr. DeMartini had any involvement

elements of the Bank's relationship with the Canary Defendants in the Prospectuses[3], and (ii) purportedly providing material non-public information concerning the make-up of the certain mutual funds to, among others, the Canary Defendants. CAC, ¶ 170, 187. Class Plaintiffs further allege that Mr. DeMartini acted with scienter by claiming that (1) he "had actual knowledge of the misrepresentations and omissions of material facts set forth [in the Complaint], or acted in reckless disregard" of those material facts, (2) he and others stood to profit from the Bank's relationship with the Canary Defendants, and (3) he knew that the Bank provided material non-public information regarding the Nations Funds to the Canary Defendants. CAC, ¶¶ 167-171, 187. These conclusory allegations are insufficient to establish scienter.

The PSLRA mandates that "the complaint shall, with respect to each act or omission alleged to violate [Section 10-b of the Exchange Act] state with particularity facts giving rise to a strong inference that [each] defendant acted with scienter." 15 U.S.C. § 78u-4(b)(2) (emphasis added); see, e.g., Phillips, 190 F.3d at 620; Royal Ahold, 351 F. Supp.2d at 368 ("to survive [a] defendants' motion to dismiss the plaintiffs must successfully plead with particularity facts specific to each defendant that create a strong inference the defendant acted knowingly or recklessly in making material misrepresentations or omissions") (emphasis added); In this Circuit, "[p]leadings that couple a factual statement with conclusory allegations of fraudulent intent are too broad and conclusory under the [PSLRA]." Smith v. Circuit City

---

with the Invesco funds. Further, as stated in the Omnibus Motions, holders cannot maintain a Section 10(b) claim.

[3] In particular, Plaintiffs' allege that certain of the Nations Funds' family of mutual funds' Prospectuses (the "Prospectuses") were materially false and misleading because, Plaintiffs' claim, those Prospectuses failed to disclose the following information to Nations Funds shareholders: (1) agreements between the Bank and, among others, the Canary Defendants permitting the Canary Defendants to market time and/or late trade certain mutual funds; (2) that the Canary Defendants, among others, regularly market timed and/or late traded shares of certain Nations Funds during the Class Period; (3) that contrary to the policies and express representations in the Prospectuses, the Bank's market timing policies were enforced selectively; (4) that the Canary Defendants, among others, had access to Bank of America's trading platforms, enabling them to directly engage in market timing and late trading activity; and (5) that, pursuant to the agreements with the Canary Defendants, among others, certain Defendants (including, allegedly, Mr. DeMartini) benefited financially at the expense of the investors in the Nations Funds during the Class Period. See CAC, ¶¶ 102, 117.

Stores, Inc., 286 F. Supp.2d 707, 715 (E.D. Va. 2003) (citing Arnlund v. Deloitte & Touche, 199 F. Supp. 2d 461, 476 (E.D. Va. 2002)); see Hall v. Tyco International Ltd., 223 F.R.D. 219, 244-45 (M.D.N.C. 2004) ("vague allegations" of scienter are insufficient to meet the "high bar established by the PSLRA"). Even under a recklessness standard, Plaintiffs' must still "plead specific facts concerning . . . when each defendant . . . learned that a statement was false, how that defendant learned that the statement was false, and the particular document or other source of information from which the defendant came to know the statement was false." Circuit City Stores, 286 F. Supp. at 715 (citing In re First Union Securities Corp. Litigation, 128 F. Supp. 2d 871, 876 (W.D.N.C. 2001)); see Glaser v. Enzo Biochem. Inc., 303 F. Supp.2d 724, 745-46 (E.D. Va. 2003) (where plaintiffs do not allege particularized facts alleging "how [a] defendant perpetrated a fraud, how [each defendant] misrepresented certain facts or how [each defendant] omitted material facts," scienter has not been properly alleged).

Plaintiffs' threadbare allegations of intentional and/or reckless conduct, without more, cannot establish scienter. Of the four times Mr. DeMartini is mentioned in the Class Action Complaint, Plaintiffs fail to offer a single particularized fact regarding his purported intentional or reckless omissions of certain facts from the Prospectuses. See Circuit City Stores, 286 F. Supp.2d at 714 (merely "adding the words knowingly and recklessly to a factual statement is insufficient pleading") (citing Krim v. Coastal Physician Group, Inc., 81 F. Supp. 2d 621, 632 (M.D.N.C. 1998), aff'd 201 F.3d 436 (4th Cir. 1999)). Moreover, Plaintiffs fail to allege that Mr. DeMartini was even aware of the facts that, Plaintiffs contend, should have been disclosed in the Prospectuses. Indeed, Plaintiffs do not allege any particularized facts showing that Mr. DeMartini knew, and thus, should be responsible for either knowingly or recklessly omitting the following information from the Prospectuses:

(1) the fact that the Canary Defendants were involved in late trading;

(2) that the Canary Defendants regularly market timed and/or late traded shares of the Nations Funds;

(3) that the Bank's market timing policies were enforced selectively; and

(4) that the Canary Defendants had access to the Bank's trading platforms.[4]

Additionally, Class Plaintiffs fail to allege that Mr. DeMartini was responsible for creating, reviewing and approving the terms of the Prospectuses as issue, such that he would have known that the Prospectuses contained material misstatements and/or omissions. Further, regarding Class Plaintiffs' allegation of insider trading, set forth in their Fifth Cause of Action, Plaintiffs have not pled a single fact showing that Mr. DeMartini knew that the Bank had provided material non-public information regarding the Nations Funds to the Canary Defendants, or, in the alternative, that he actually provided such information. Mr. DeMartini cannot be alleged to have acted knowingly and/or recklessly for having failed to reveal facts of which he had no knowledge.

Absent specific and particularized factual allegations as to Mr. DeMartini's knowledge of or his reckless disregard for the parameters of the Bank's relationship with the Canary Defendants, Class Plaintiffs are unable to adequately allege scienter as to Mr. DeMartini. Accordingly, the Fourth and Fifth causes of action must be dismissed.

B. Plaintiffs Cannot Utilize the Group Pleading Doctrine to Adequately Allege Scienter

Further, to the extent Plaintiffs seek to establish Mr. DeMartini's scienter through the so-called "group pleading doctrine," courts in this Circuit have consistently prohibited the use of that doctrine as an end-around the heightened pleading requirements of the PSLRA and Fed. R. Civ. P. 9(b). In theory, the group pleading doctrine allows plaintiffs to rely on a

[4] The two e-mails that Class Plaintiffs contend Mr. DeMartini purportedly received would only indicate his awareness of a limited market timing relationship between the Bank and the Canary Defendants. As noted in the Omnibus Motion to Dismiss, Plaintiffs have failed to identify any statute or regulation that, during the Class Period, required the disclosure of a market timing relationship. Moreover, even if they could, they have still not set forth facts sufficient to establish a strong inference that Mr. DeMartini acted with scienter.

presumption that statements in prospectuses, registration statements, annual reports, press releases, or other group-published information are the collective work of those individuals with direct involvement in the everyday business of the company. See, e.g., Royal Ahold, 351 F. Supp. 2d at 369. Courts in this circuit have expressly rejected the application of the group pleading doctrine as an avenue toward establishing scienter because it "is inconsistent with the particularity and specificity required by the PSLRA and Rule 9(b)." Id.; see Glaser, 303 F. Supp. 2d at 734 (noting that "a complaint alleging fraud may not group the defendants together" because "group pleading fails to satisfy the requirement that the who, what, where, why, and when of the fraud be specified"); see also Southland Securities Corp. v. Inspire Insurance Solutions, Inc., 365 F.3d 353, 363 (5th Cir. 2004) (the "PSLRA requires plaintiffs to distinguish among those they sue and enlighten each defendant as to his or her particular part in the alleged fraud") (emphasis in original). Here, Plaintiffs cluster Mr. DeMartini together with several other groups of defendants, and fail to plead with particularity facts demonstrating how *Mr. DeMartini*, separate and apart from the other defendants, acted intentionally and/or recklessly.[5] Accordingly, absent particularized allegations as to Mr. DeMartini, Plaintiffs are not justified in presuming that Mr. DeMartini acted with scienter.

C. Plaintiffs' Non-Particularized and Conclusory Motive and Opportunity Allegations Are Insufficient to Establish Scienter

Plaintiffs allege that the Defendants, including Mr. DeMartini, were motivated to conceal the extent of the Bank's relationship with the Canary Defendants because those Defendants purportedly stood to benefit financially as a result of that relationship at the expense of Nations Funds shareholders. See CAC, ¶¶ 117(f), 167, 169, 179, 188, 190. As to Mr. DeMartini, Plaintiffs' allegations of motive and opportunity are too general and conclusory to establish scienter, and cannot withstand scrutiny under the PSLRA. See Phillips, 190 F.3d at 621.

[5] To the extent that the group pleading doctrine is viable, which it is not, Plaintiffs fail to allege why Mr. DeMartini is part of the "group" that should be deemed to have published the Prospectuses.

The Complaint does not allege with particularity, as it must, how Mr. DeMartini benefited from the Bank's relationship with the Canary Defendants. To the extent a plaintiff grounds its 10b-5 claim on a defendant's attendant financial motives, that "plaintiff must show 'concrete benefits' that could be realized by one or more of the false statements and wrongful non-disclosures alleged." Phillips, 190 F. 3d at 621 (emphasis added); see Glaser, 303 F. Supp. 2d at 746 ("an inference based on a general motive shared by all corporate officers is not probative of scienter absent additional circumstances because to find such allegations sufficient would unfairly infer an intent to defraud based on the position an individual held within a company") (citation omitted). Here, other than casting a general allegation of profit, Plaintiffs have failed to quantify, with particularity, any benefit that Mr. DeMartini received as a result of the Bank's relationship with the Canary Defendants. Accordingly, Plaintiffs' generalized allegations of profit cannot sustain their burden of pleading scienter.

D. Mr. DeMartini's Position at Bank of America is Insufficient to Establish Scienter

Because the factual allegations relating to Mr. DeMartini are so threadbare, Plaintiffs' naming of Mr. DeMartini as a defendant in this action appears based on nothing more than his position as the President of the Bank's Asset Management Group during the Class Period. Courts in this Circuit, however, expressly prohibit drawing a strong inference of scienter based on an employee's position within a company. See Circuit City Stores., 286 F. Supp.2d 707, (E.D. Va. 2003) (noting that an "attempt to plead scienter by referencing individual Defendants' positions . . . is insufficient under the [PSLRA]"); First Union, 128 F. Supp.2d at 888 (rejecting the "practice of contending that because of their positions as corporate officers, defendants must have known of the allegedly false and misleading statements"). Accordingly, absent particularized allegations as to Mr. DeMartini's specific role in the alleged fraud, this Court is prohibited from inferring scienter solely based upon Mr. DeMartini's corporate position.

POINT II
THE DERIVATIVE COMPLAINTS FAIL TO ADEQUATELY ALLEGE DEMAND FUTILITY AS TO MR. DEMARTINI
(Derivative Complaints)

The demand futility allegations in the derivative complaints, both as to claims asserted against the Board/Trustees and against Mr. DeMartini, are insufficient to excuse those plaintiffs' failure to make a demand. As noted at some length in the Bank's Parent Derivative and Omnibus Derivative briefs, plaintiffs' failure to make a demand cannot be excused because they have failed to adequately plead demand excusal. If, however, this Court determines that demand is excused as to the claims against the Board or the Trustees, demand still cannot be deemed excused as to the claims the derivative plaintiffs assert against Mr. DeMartini.[6]

In order for demand to be excused in Delaware[7], plaintiffs must plead "particularized factual allegations . . . [that] create a reasonable doubt that, as of the time the complaint is filed, the board of directors could have properly exercised its independent and disinterested business judgment in responding to a demand." Rales v. Blasband, 634 A.2d 927 (Del. 1993). Here, each derivative complaint fails to adequately plead facts showing that the Bank's Board of directors could not exercise its independent judgment *as to Mr. DeMartini.* The Fund Derivative Complaint fails to allege a single reason as to why the Trustees could not make an independent decision in responding to a demand against Mr. DeMartini. The Parent Derivative plaintiffs have set forth only a single fact as to why demand should be excused as to Mr. DeMartini, namely, that to the extent the Bank "presently maintains or previously maintained officers' and directors' liability and insurance coverage, that insurance would be

---

[6] This Court need not address Point II of this brief if it determines that demand has not been excused for the reasons set forth in the Omnibus and Bank of America briefs addressing the derivative plaintiffs' failure to make a pre-suit demand.

[7] Delaware law applies here because the Bank is incorporated in Delaware, and the law of the corporation's state of incorporation governs the issue of demand futility. See Kamen v. Kemper Financial Services, Inc., 500 U.S. 90, 108-09 (1991).

rendered void" if the Bank brought suit against Mr. DeMartini. PDC, § 225. As noted in Bank's Parent Derivative Brief, this basis for demand excusal has been rejected time and time again. See Bank Parent Derivative Brief at 22-23.

PONT III
THE CLAIMS ASSERTED AGAINST MR. DEMARTINI UNDER SECTION 36(b) OF THE INVESTMENT COMPANY ACT MUST BE DISMISSED
(Class Action Complaint)

The Class Plaintiffs' claim against Mr. DeMartini under Section 36(b) of the ICA must be dismissed because Plaintiffs fail to allege, as they must, that Mr. DeMartini received compensation or advisory fees from an investment adviser. Section 36(b) states, in relevant part, that "the investment adviser of a registered investment company shall be deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by such registered investment company or by the securities holders thereof, to such investment adviser or any affiliated person of such investment adviser." 15 U.S.C. § 80a-35(b) (emphasis added). By its express terms, no action shall be brought under Section 36(b) "against any person other than the recipient of such [advisory] compensation or payments." 15 U.S.C. § 80a-35(b)(3); see, e.g., Green v. Fund Asset Mgmt. L.P., 147 F. Supp. 2d 318, 330 (D.N.J. 2001). As to Mr. DeMartini, Class Plaintiffs fail to plead or allege that he received any compensation (including advisory fees) or comparable compensation from the investment adviser (here, Banc of America Capital Management, LLC, the investment adviser to the Nations Funds). See CAC ¶¶ 208-212.

Moreover, Class Plaintiffs do not allege, as they must in order to state a claim under Section 36(b), that Mr. DeMartini is an "affiliate" of the investment adviser. Plaintiffs only note that Mr. DeMartini was President of the Bank's Asset Management Group, but fail to allege how that position "affiliates" him, for purposes of Section 36(b) of the ICA, with Banc of

America Capital Management, LLC, the Nations Funds' investment adviser. Accordingly, this claim must be dismissed.

POINT IV
THE CONTROL PERSON CLAIMS AGAINST MR. DEMARTINI MUST BE DISMISSED
(Class Action and Fund Derivative Complaints)

Plaintiffs assert claims against Mr. DeMartini for control person liability under Section 20(a) of the Exchange Act and Section 48(a) of the ICA (collectively, the "control person statutes"). In addition to the reasons set forth in the Omnibus and Bank of America Motions, Plaintiffs' claims against Mr. DeMartini under the control person statutes must fail for the following reasons.

A. Plaintiffs' Section 20(a) Claim Must be Dismissed as to Mr. DeMartini (Class Complaint)

In order to establish control person liability under Section 20(a), plaintiffs "must allege (1) control by the defendant (2) over a primary violator of § 10(b)." In re Medimmune, Inc. Securities Litigation, 873 F. Supp. 953, (D. Md. 1995).[8] Control, like scienter, cannot be based on status alone. See Id. ("[s]tatus or position by themselves will not suffice to state a claim of control"). Indeed, in order to survive a motion to dismiss "[a]llegations of control must set forth that a given defendant had both the power to control a person and that the defendant, in bad faith, directly or indirectly induced the act constituting the violation." Id. (emphasis added); see Carpenter v. Harris, Upham & Co., 594 F.2d 388, 394 (4th Cir. 1979) (noting that control person liability should only be imposed upon those "who are in some meaningful sense culpable participants in the acts perpetrated").

[8] The control person counts must be dismissed in the first instance because, as discussed herein, and in the Omnibus and Bank briefs, there has been no primary violation of the securities laws.

In this case, Class Plaintiffs have not pled a single fact showing that Mr. DeMartini had both the power to control the primary violator, and that he, in bad faith, directly or indirectly induced the act constituting the primary violation of the securities laws. Again, as noted above, the facts relating to Mr. DeMartini are so threadbare, it is impossible to conclude that plaintiffs have adequately pled control as to him. Because Class Plaintiffs' control person liability theory seems based on nothing more than Mr. DeMartini's position as President of the Bank's Asset Management Group, their control person claim as to him must be dismissed.

B. Plaintiffs' Section 48(a) Claim Must be Dismissed as to Mr. DeMartini (Class and Fund Derivative Complaints)

Plaintiffs' Section 48(a) claims against Mr. DeMartini must be dismissed because plaintiffs state no facts alleging that Mr. DeMartini, directly or indirectly, obtained the agreement of another person to commit an act that would be unlawful under the ICA.[9] Section 48(a) provides that "[i]t shall be unlawful for any person, directly or indirectly, to <u>cause</u> to be done any act or thing through or by means of another person which it would be unlawful for such person to do under the provisions of this subchapter, or any rule or regulation." 15 U.S.C. § 80-47(a) (emphasis added). Here, the factual allegations in both the Class and Fund Derivative Complaints lack any allegation that Mr. DeMartini caused, in any way, a violation the ICA. To the contrary, Plaintiffs do not even claim that Mr. DeMartini undertook an affirmative act. Rather, much like their Section 20(a) claim, this claim is based on nothing more than Mr. DeMartini's position at the Bank. That alone is insufficient to state a claim under Section 48(a).

[9] Plaintiffs' Section 48(a) claims must also be dismissed because, as noted in the Omnibus briefs and herein, Plaintiffs have not adequately alleged a primary cause of action.

POINT V
MR. DEMARTINI'S OBJECTIONS TO THE STATE LAW CLAIMS ARE PRESERVED BY COURT ORDER
(Class Action and Derivative Complaints)

Pursuant to the direction of this Court, Mr. DeMartini reserves the right to move to dismiss the various claims asserted against him under state law (including Parent Derivative Plaintiffs' breach of fiduciary duty claim) until so instructed by this Court. Moreover, Mr. DeMartini reserves his right to object to the issues of personal jurisdiction and venue until this Court calls for briefing on those issues.

CONCLUSION

For the foregoing reasons, and for the reasons set forth in the Omnibus Motion to Dismiss and the separate Motions to Dismiss filed by Bank of America, the claims against Mr. DeMartini must be dismissed.

Dated: New York, New York
March 7, 2005

MORVILLO, ABRAMOWITZ, GRAND,
IASON & SILBERBERG, P.C.

By: s/ Elkan Abramowitz
Elkan Abramowitz
Benjamin S. Fischer
565 Fifth Avenue
New York, NY 10017
(212) 880-9440
eabramowitz@magislaw.com
bfischer@magislaw.com

Attorneys for Defendant Richard DeMartini